Filed pursuant to Rule 424(b)(3)
Registration No. 333-233910

and

TRANSACTION PROPOSED—YOUR VOTE IS VERY IMPORTANT

October 4, 2019

Dear Avon Shareholder:

We cordially invite you to attend a special meeting of shareholders of Avon (together with any adjournments or postponements thereof, the “Avon Special Meeting”) on November 13, 2019, at 10 a.m. New York Time, at 1 Avon Place, Suffern, NY 10901. As previously announced, Avon Products, Inc., a New York corporation (“Avon”), Natura Cosméticos S.A., a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil (“Natura Cosméticos”), Natura &Co Holding S.A., a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil (“Natura &Co Holding”), Nectarine Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Natura &Co Holding (“Merger Sub I”), and Nectarine Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Merger Sub I (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), entered into an Agreement and Plan of Mergers, dated May 22, 2019, as amended on October 3, 2019 (such amendment, the “Amendment”) and as may be further amended from time to time in accordance with its terms (the “Merger Agreement”), pursuant to which (i) Natura &Co Holding will, after the completion of certain restructuring steps, hold all issued and outstanding shares of Natura Cosméticos, (ii) Merger Sub II will merge with and into Avon, with Avon surviving the merger and (iii) Merger Sub I will merge with and into Natura &Co Holding, with Natura &Co Holding surviving the merger and as a result of which each of Avon and Natura Cosméticos will become a wholly owned direct subsidiary of Natura &Co Holding (collectively, the “Transaction”).

If the Transaction is completed, each share of common stock, par value U.S.$0.25 per share, of Avon (the “Avon Common Shares”) issued and outstanding immediately prior to the consummation of the Transaction (other than as provided in the Merger Agreement) will be converted into the ultimate right to receive, at the election of the holder thereof, (i) 0.300 (which exchange ratio was adjusted in accordance with the terms of the Merger Agreement in connection with the profit capitalization described in the section of this proxy statement/prospectus entitled “The Transaction—Overview—Preparatory Step—Profit Capitalization” and was further adjusted pursuant to the terms of the Amendment) validly issued and allotted, fully paid-up American Depositary Shares of Natura &Co Holding (“Natura &Co Holding ADSs”) against the deposit of two shares of common stock of Natura &Co Holding (“Natura &Co Holding Shares”), subject to adjustment in accordance with the terms of the Merger Agreement, and any cash in lieu of fractional Natura &Co Holding ADSs or (ii) 0.600 (which exchange ratio was adjusted from 0.300 in accordance with the terms of the Merger Agreement in connection with the profit capitalization described in the section of this proxy statement/prospectus entitled “The Transaction—Overview—Preparatory Step—Profit Capitalization” and which adjusted exchange ratio was reflected in the Amendment) validly issued and allotted, fully paid-up Natura &Co Holding Shares, subject to adjustment in accordance with the terms of the Merger Agreement, and any cash in lieu of fractional Natura &Co Holding Shares. Based on the closing trading price of Natura Cosméticos common shares as of October 3, 2019 of U.S.$8.22 (calculated at the exchange rate of Brazilian reais per U.S. dollar of R$4.0884 as reported by Bloomberg at 4:00 p.m. New York time on October 3, 2019) and the exchange ratio of 0.600, the implied value of the consideration that Avon shareholders will be entitled to receive if the Transaction is completed (including in the form of cash in lieu of fractional Natura &Co Holding Shares or fractional Natura &Co Holding ADSs) is U.S.$4.93 per Avon Common Share.

Each share of Series C Preferred Stock, par value U.S.$1.00 per share, of Avon (the “Avon Preferred Shares” and, together with Avon Common Shares, the “Avon Shares”) issued and outstanding immediately prior to the consummation of the Transaction will be automatically converted into the right to receive an amount in cash without interest equal to the Stated Value (as defined in Avon’s certificate of incorporation) of such Avon Preferred Share. As of the Record Date, the Stated Value was U.S.$1,195.42. Natura &Co Holding

Shares are expected to be listed on the B3 S.A.—Brasil, Bolsa, Balcão and Natura &Co Holding ADSs are expected to be listed on the New York Stock Exchange, in each case effective as of the Closing Date.

Based on the number of common shares of Natura Cosméticos (the “Natura Cosméticos Shares”) and equity awards exercisable into Natura Cosméticos Shares and the number of Avon Common Shares and equity awards exercisable into Avon Common Shares, in each case issued and outstanding as of May 22, 2019, it is anticipated that, immediately following completion of the Transaction, former holders of Avon Common Shares will own approximately 24% of Natura &Co Holding on a fully diluted basis and former Natura Cosméticos shareholders will own approximately 76% of Natura &Co Holding on a fully diluted basis. Based on Avon’s and Natura Cosméticos’ fully-diluted share counts, as of October 1, 2019 and October 4, 2019, respectively, it is estimated that the maximum number of Natura &Co Holding Shares that may be issued upon completion of the Transaction is 1,225,706,979 and, based on the average of the high and low trading prices of Avon and Natura Cosméticos common shares on October 3, 2019, the estimated aggregate implied offering price of such Natura &Co Holding Shares is U.S.$9,605,867,357.44.

Under the laws of the State of New York, Avon shareholders must provide their approval before the transactions contemplated by the Merger Agreement can be completed. You are being asked to consider and vote to (i) adopt the Merger Agreement (the “Transaction Proposal”), (ii) approve, by non-binding, advisory vote, the compensation that may become payable to Avon’s named executive officers in connection with the Transaction (the “Advisory Compensation Proposal”) and (iii) approve one or more adjournments of the Avon Special Meeting to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Avon Special Meeting to approve the Transaction Proposal (the “Adjournment Proposal”). In addition, Avon shareholders may transact such other business as may properly come before the meeting.

Natura Cosméticos shareholders and Natura &Co Holding shareholders will also be asked to approve certain terms relating to the Transaction and any other matters related thereto at a series of extraordinary general meetings of Natura Cosméticos shareholders and Natura &Co Holding shareholders.

We cannot complete the Transaction unless the Avon shareholders approve the Transaction Proposal. The Transaction is not conditioned on approval of the Advisory Compensation Proposal or the Adjournment Proposal. Failures to vote, votes to abstain and failures to instruct your bank, broker or other nominee to vote will have the same effect as votes “AGAINST” the approval of the Transaction Proposal. Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the Avon Special Meeting, please submit a proxy to vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus.

After careful consideration, the Avon board of directors has (i) approved, adopted and declared advisable the Merger Agreement and all of the transactions contemplated by the Merger Agreement, (ii) declared that it is fair to and in the best interests of Avon and its shareholders that Avon enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement and (iii) directed that the Merger Agreement be submitted to the shareholders of Avon and recommended that the shareholders of Avon vote their Avon Shares in favor of the adoption of the Merger Agreement at the Avon Special Meeting.

ACCORDINGLY, THE AVON BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE TRANSACTION PROPOSAL, “FOR” THE ADVISORY COMPENSATION PROPOSAL AND “FOR” THE ADJOURNMENT PROPOSAL.

In considering the recommendation of the Avon board of directors, you should be aware that certain directors and executive officers of Avon will have interests in the Transaction that may be different from, or in addition to, the interests of Avon shareholders generally. See the section of the proxy statement/prospectus entitled “Interests of Certain Persons in the Transaction” beginning on page 382 of the proxy statement/prospectus.

More information about Natura &Co Holding, Natura Cosméticos, Avon, their respective subsidiaries, the Avon Special Meeting, the Transaction and the matters to be presented at the Avon Special Meeting is contained in the accompanying proxy statement/prospectus. Before voting, we urge you to read this document, including the annexes, the exhibits and the documents incorporated by reference, carefully and in full. In particular, we urge you to read carefully the section of the accompanying proxy statement/prospectus entitled “Risk Factors” beginning on page 37 of the proxy statement/prospectus.

If you have any questions regarding the Transaction, need assistance in submitting your proxy or voting your Avon Shares or need additional copies of the proxy statement/prospectus or the enclosed proxy card, please contact Innisfree M&A Incorporated, Avon’s proxy solicitor. Banks and brokers call collect: (212) 750-5833; shareholders call toll-free: (877) 456-3442.

Thank you for your consideration and continued support. We look forward to the successful completion of the Transaction.

Sincerely,

Chan W. Galbato
Avon Products, Inc.

None of the U.S. Securities and Exchange Commission (the “SEC”), the Brazilian Securities Commission (Comissão de Valores Mobiliários), (the “CVM”), nor any securities commission of any jurisdiction has approved or disapproved the Transaction described in the proxy statement/prospectus or the securities to be issued in connection with the Transaction or passed upon the adequacy or accuracy of this document or the merits or fairness of the Transaction. Any representation to the contrary is a criminal offense. The accompanying proxy statement/prospectus does not constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities, or a solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. For the avoidance of doubt, the accompanying proxy statement/prospectus does not constitute an offer to buy or sell securities or a solicitation of an offer to buy or sell any securities in Brazil or a solicitation of a proxy under the laws of Brazil, and it is not intended to be, and is not, a prospectus or an offer document within the meaning of Brazilian law and the rules of the CVM. You should inform yourself about and observe any such restrictions, and none of Avon, Natura Cosméticos, Natura &Co Holding or their respective subsidiaries accepts any liability in relation to any such restrictions.

The accompanying proxy statement/prospectus is dated October 4, 2019 and is first being mailed to Avon shareholders on or about October 8, 2019.

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo

05106-000, Brazil

October 4, 2019

Dear Natura Cosméticos S.A. Shareholder:

You will be invited separately to attend an extraordinary general meeting of shareholders (together with any adjournments or postponements thereof, the “Natura Cosméticos Extraordinary General Meeting”) of Natura Cosméticos S.A., a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil (“Natura Cosméticos”) to be held on November 13, 2019. As previously announced, Avon Products, Inc., a New York corporation (“Avon”), Natura Cosméticos S.A., Natura &Co Holding S.A., a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil (“Natura &Co Holding”), Nectarine Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Natura &Co Holding (“Merger Sub I”), and Nectarine Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Merger Sub I (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), entered into an Agreement and Plan of Mergers, dated May 22, 2019, as amended on October 3, 2019 and as may be further amended from time to time in accordance with its terms (the “Merger Agreement”), pursuant to which (i) Natura &Co Holding will, after the completion of certain restructuring steps, hold all issued and outstanding shares of Natura Cosméticos (the “Merger of Shares”), (ii) Merger Sub II will merge with and into Avon, with Avon surviving the merger (the “First Merger”) and (iii) Merger Sub I will merge with and into Natura &Co Holding, with Natura &Co Holding surviving the merger (the “Second Merger” and, together with the First Merger, the “Mergers”) and as a result of which each of Natura Cosméticos and Avon will become a wholly owned direct subsidiary of Natura &Co Holding (collectively, the “Transaction”).

Natura Cosméticos has formed a Special Independent Committee to negotiate the share exchange ratio in accordance with the CVM’s Guideline Opinion No. 35/2008 (Parecer de Orientação CVM 35/08). The Special Independent Committee is composed by Mr. Gilberto Mifano, Mr. Fabio Colletti Barbosa and Mr. Roberto de Oliveira Marques. Immediately before the Merger of Shares, Natura &Co Holding’s sole assets will be the common shares of Natura Cosméticos (the “Natura Cosméticos Shares”), other than the amount in cash contributed to Natura &Co Holding by the shareholders of Natura Cosméticos who have entered into the Natura Founders’ Voting and Support Agreement (the “Founders”) or who have executed joinders to such agreement (such cash being referred to as the “Founders Cash Contribution”) to be used for the payment by Natura &Co Holding of the corporate income tax that may be assessed on the special equity reserve classified jointly with the capital reserves to be accounted for as a result of the contribution to Natura &Co Holding by the Founders of a number of shares corresponding to at least approximately 54.34% and up to approximately 57.3% of the share capital of Natura Cosméticos (the “Founders Contribution”). It is expected that the Special Independent Committee will recommend that each share of Natura Cosméticos be exchanged for one share of Natura &Co Holding. Based on the recommendation of the Special Independent Committee, each of the Board of Directors of Natura Cosméticos and Natura &Co Holding will determine the final share exchange ratio.

Based on the number of common shares of Natura Cosméticos (the “Natura Cosméticos Shares”) and equity awards exercisable into Natura Cosméticos Shares and the number of share of common stock, par value U.S.$0.25 per share, of Avon (“Avon Common Shares”) and equity awards exercisable into Avon Common Shares, in each case issued and outstanding as of May 22, 2019, it is anticipated that, immediately following completion of the Transaction, former holders of Avon Common Shares will own approximately 24% of Natura &Co Holding on a fully diluted basis and former Natura Cosméticos shareholders will own approximately 76% of Natura &Co Holding on a fully diluted basis.

More information about Natura &Co Holding, Natura Cosméticos, Avon, their respective subsidiaries, the Natura Cosméticos Extraordinary General Meeting, the Transaction and the matters to be presented at the Natura

Cosméticos Extraordinary General Meeting is contained in the accompanying proxy statement/prospectus. We urge you to read this document, including the annexes, the exhibits and the documents incorporated by reference, carefully and in full. In particular, we urge you to read carefully the section of the accompanying proxy statement/prospectus entitled “Risk Factors” beginning on page 37 of the proxy statement/prospectus and the section of the proxy statement/prospectus entitled “Interests of Certain Persons in the Transaction” beginning on page 382 of the proxy statement/prospectus.

We are not asking any shareholders of Natura Cosméticos for a proxy and such shareholders are requested not to send us a proxy. If you are a Natura Cosméticos shareholder and not an Avon shareholder, you should not treat it as any solicitation of your proxy, vote or support on any matter. If you are both an Avon shareholder and a Natura Cosméticos shareholder, you should treat this proxy statement/prospectus as a solicitation of your proxy only with respect to the Avon Shares you owned of record as of the close of business on the Record Date and you should not treat it as any solicitation of your proxy, vote or support on any matter with respect to your Natura Cosméticos Shares.

Thank you for your continued support. We look forward to the successful completion of the Transaction.

Sincerely,

Natura Cosméticos S.A.

None of the U.S. Securities and Exchange Commission (the “SEC”), the Brazilian Securities Commission (Comissão de Valores Mobiliários), (the “CVM”), nor any securities commission of any jurisdiction has approved or disapproved the Transaction described in the proxy statement/prospectus or the securities to be issued in connection with the Transaction or passed upon the adequacy or accuracy of this document or the merits or fairness of the Transaction. Any representation to the contrary is a criminal offense. The accompanying proxy statement/prospectus does not constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities, or a solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. For the avoidance of doubt, the accompanying proxy statement/prospectus does not constitute an offer to buy or sell securities or a solicitation of an offer to buy or sell any securities in Brazil or a solicitation of a proxy under the laws of Brazil, and it is not intended to be, and is not, a prospectus or an offer document within the meaning of Brazilian law and the rules of the CVM. You should inform yourself about and observe any such restrictions, and none of Avon, Natura Cosméticos, Natura &Co Holding or their respective subsidiaries accepts any liability in relation to any such restrictions.

Building 6, Chiswick Park

London W4 5HR, United Kingdom

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

October 4, 2019

Dear Avon Shareholder:

Notice is hereby given that a special meeting of shareholders (together with any adjournments or postponements thereof, the “Avon Special Meeting”) of Avon Products, Inc., a New York corporation (“Avon”), will be held on November 13, 2019, at 10 a.m. New York Time, at 1 Avon Place, Suffern, NY 10901. At the Avon Special Meeting, Avon shareholders will be asked to take action on:

•

a proposal to adopt the Agreement and Plan of Mergers, dated May 22, 2019, as amended on October 3, 2019 and as may be further amended from time to time in accordance with its terms (the “Merger Agreement”), among Avon, Natura Cosméticos S.A., a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil (“Natura Cosméticos”), Natura &Co Holding S.A., a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil (“Natura &Co Holding”), Nectarine Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Natura &Co Holding (“Merger Sub I”), and Nectarine Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Merger Sub I (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), pursuant to which Avon will become a wholly owned direct subsidiary of Natura &Co Holding (collectively with the other transactions contemplated by the Merger Agreement, the “Transaction”) (the “Transaction Proposal”);

•

a proposal to approve, by non-binding, advisory vote, the compensation that may become payable to Avon’s named executive officers in connection with the Transaction (the “Advisory Compensation Proposal”); and

•

a proposal to approve one or more adjournments of the Avon Special Meeting to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Avon Special Meeting to approve the Transaction Proposal (the “Adjournment Proposal”).

In addition, Avon shareholders may transact such other business as may properly come before the meeting.

Your proxy is being solicited by the Avon board of directors. After careful consideration, the Avon board of directors has (i) approved, adopted and declared advisable the Merger Agreement and all of the transactions contemplated by the Merger Agreement, (ii) declared that it is fair to and in the best interests of Avon and its shareholders that Avon enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement and (iii) directed that the Merger Agreement be submitted to the shareholders of Avon and recommended that the shareholders of Avon vote their shares of stock of Avon (“Avon Shares”) in favor of the adoption of the Merger Agreement at the Avon Special Meeting.

Accordingly, the Avon board of directors recommends that Avon shareholders vote:

1.	“FOR” the Transaction Proposal;

2.	“FOR” the Advisory Compensation Proposal; and

3.	“FOR” the Adjournment Proposal.

The Avon board of directors has fixed the close of business on October 3, 2019 as the Record Date for determination of Avon shareholders entitled to receive notice of, and to vote at, the Avon Special Meeting. Only holders of record of outstanding Avon Shares at the close of business on the record date are entitled to receive notice of, and to vote at, the Avon Special Meeting. Approval of the Transaction Proposal requires the affirmative vote of the holders of two-thirds of the outstanding Avon Shares entitled to vote on the matter at the Avon Special Meeting, voting together as a single class on an as-converted basis. Votes to abstain will have the same effect as votes “AGAINST” the approval of the Transaction Proposal. Approval of each of the Advisory Compensation Proposal and the Adjournment Proposal requires the affirmative vote of a majority of votes cast thereon, voting together as a single class on an as-converted basis. If you fail to submit a valid proxy or to vote in person at the Avon Special Meeting or if you vote to abstain, it will have no effect on the approval of the Advisory Compensation Proposal or the Adjournment Proposal.

Your vote is very important. Whether or not you plan to attend the Avon Special Meeting, we urge you to promptly vote by Internet, by telephone or by mail to ensure that your shares are represented at the Avon Special Meeting.

Before voting, we urge you to read this document, including the annexes, the exhibits and the documents incorporated by reference, carefully and in full. In particular, we urge you to read carefully the section of the accompanying proxy statement/prospectus entitled “Risk Factors” beginning on page 37.

If you have any questions regarding the Transaction, need assistance in submitting your proxy or voting your Avon Shares or need additional copies of the proxy statement/prospectus or the enclosed proxy card, please contact Innisfree M&A Incorporated, Avon’s proxy solicitor. Banks and brokers call collect: (212) 750-5833; shareholders call toll-free: (877) 456-3442.

By order of the Board of Directors,

By:
Ginny Edwards, Vice President, Interim General Counsel and Corporate Secretary
Avon Products, Inc.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 (Reg. No. 333-233910) filed with the U.S. Securities and Exchange Commission (the “SEC”) by Natura &Co Holding S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil (“Natura &Co Holding”), constitutes a prospectus of Natura &Co Holding under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of Natura &Co Holding (“Natura &Co Holding Shares”), to be deposited with The Bank of New York Mellon (the “ADS Depositary”) or issued to Natura Cosméticos shareholders and Avon common shareholders pursuant to the transactions contemplated by the Agreement and Plan of Mergers, dated as of May 22, 2019, and entered into by and among Avon Products, Inc., a New York corporation (“Avon”), Natura Cosméticos S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil (“Natura Cosméticos”), Natura &Co Holding and certain other parties thereto, as amended on October 3, 2019 and as may be further amended from time to time in accordance with its terms (the “Merger Agreement”). The ADS Depositary will file a registration statement on Form F-6 (Reg. No. 333-233972) with respect to the American Depository Shares of Natura &Co Holding (“Natura &Co Holding ADSs”). This document also constitutes a proxy statement of Avon under Section 14(a) of the Exchange Act, as well as a notice of meeting and a proxy statement under New York law with respect to the meeting of Avon shareholders (together with any adjournments or postponements thereof, the “Avon Special Meeting”), at which Avon shareholders will be asked to consider and vote upon the proposals to:

•	adopt the Merger Agreement (the “Transaction Proposal”);

•	approve, by non-binding, advisory vote, the compensation that may become payable to Avon’s named executive officers in connection with the Transaction (the “Advisory Compensation Proposal”); and

•

approve one or more adjournments of the Avon Special Meeting to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Avon Special Meeting to approve the Transaction Proposal (the “Adjournment Proposal”).

Information contained in or incorporated by reference into this proxy statement/prospectus relating to Avon has been supplied by Avon and information contained in this proxy statement/prospectus relating to the Natura Entities has been provided by the Natura Entities. Any reference to a website address does not constitute incorporation by reference of the information contained at or available through such website, and you should not consider it to be a part of this proxy statement/prospectus.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No person has been authorized to provide you with information that is different from what is contained in, or incorporated by reference into, this proxy statement/prospectus, and, if given or made by any person, such information must not be relied upon as having been authorized. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than its date as specified on the cover unless otherwise specifically provided herein. Further, you should not assume that the information contained in or incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Avon shareholders nor the issuance by Natura &Co Holding of Natura &Co Holding Shares or ADSs pursuant to the Merger Agreement will create any implication to the contrary.

None of the SEC, the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”), nor any securities commission of any jurisdiction has approved or disapproved any of the transactions described in this proxy statement/prospectus or the securities to be issued under this document or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense. This proxy statement/prospectus does not constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities, or a solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. For the avoidance of doubt, this proxy statement/prospectus does not constitute an offer to buy or sell securities or a solicitation of an offer to buy or sell any securities in Brazil or a solicitation of a proxy under the laws of Brazil, and it is not intended to be, and is not, a prospectus or an offer document within the meaning of Brazilian law and the rules of the CVM. You should inform yourself about and observe any such restrictions, and none of Avon, Natura Cosméticos or Natura &Co Holding accepts any liability in relation to any such restrictions.

i

Past Contracts, Transactions, Negotiations and Agreements	173
Transaction Documents	174
The Merger Agreement	174
The Natura Founders’ Voting And Support Agreement	208
The Cerberus Investor Voting And Support Agreement	208
Material Tax Considerations	210
Information About the Companies	222
Natura &Co	222
Avon	222
Natura &Co Holding	222
Merger Sub I	223
Merger Sub II	223
Information About Natura &Co	224
Information About Avon	271
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Natura &Co	272
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Avon	316
Management and Compensation of Natura &Co	317
Management and Compensation of Avon	332
Description of Natura &Co Holding Shares and Natura &Co Holding By-Laws	346
Description of Natura &Co Holding ADSs and Natura &Co Holding Deposit Agreement	364
Major Shareholders and Related Party Transactions	373
Security Ownership of Certain Beneficial Owners and Management of Avon	378
Interests of Certain Persons in the Transaction	382
Comparison of the Rights of Holders of Natura &Co Holding Shares, Natura Cosméticos Shares and Avon Shares	384
Regulatory Matters	413
Experts	414
Legal Matters	415
Householding of Proxy Materials	416
Enforceability of Civil Liabilities	417
Future Shareholder Proposals	419
Avon Proposals	420
Index to Financial Statements	F-1
Unaudited Interim Consolidated Financial Statements of Natura Cosméticos S.A. as of June 30, 2019 and for the three and six months periods ended June 30, 2019	F-2
Audited Consolidated Financial Statements of Natura Cosméticos S.A. as of December 31, 2018 and 2017 and for the Years Ended December 31, 2018, 2017 and 2016	F-42
Audited Financial Statements of The Body Shop International Limited as of and for the Eight Months Ended August 31, 2017	F-150

ANNEXES

Annex A: Merger Agreement
Annex B: Amendment Number One to the Merger Agreement
Annex C: Natura Founders Voting and Support Agreement
Annex D: Cerberus Investor Voting and Supporting Agreement
Annex E: Natura &Co Holding By-laws
Annex F: Opinion of Goldman Sachs
Annex G: Opinion of PJT Partners

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements concerning Avon, Natura &Co, Natura &Co Holding, the Transaction (as defined herein) and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial conditions, or other matters, based on current beliefs of the management of Avon and Natura &Co as well as assumptions made by, and information currently available to the management of both companies. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts and may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions, although the absence of any such words or expressions does not mean that a particular statement is not a forward-looking statement. These statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on these statements. Factors that could cause actual plans and results to differ materially from those in these statements include, but are not limited to, risks and uncertainties detailed in the section of this proxy statement/prospectus entitled “Risk Factors,” and Avon’s periodic public filings with the SEC, including those discussed in the section of this proxy statement/prospectus entitled “Risk Factors” in Item 1A of the Avon Annual Report on Form 10-K filed with the SEC on February 21, 2019 and Avon’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 filed with the SEC on August 1, 2019, factors contained or incorporated by reference into such documents and in subsequent filings by Avon with the SEC and factors described in Natura &Co’s annual reports, registration documents and other documents filed with the CVM, and the following factors:

•	global economic conditions;

•

the occurrence of any change, effect, event, occurrence, development, matter, state of facts, series of events or circumstances that could give rise to the termination of the Merger Agreement, including a termination of the Merger Agreement under circumstances that could require Avon to pay a termination fee to Natura Cosméticos or require Natura Cosméticos or Natura &Co Holding to pay a termination fee to Avon;

•

failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or being required to accept conditions that could reduce the anticipated benefits of the Transaction as a condition to obtaining regulatory approvals;

•	failure to satisfy other closing conditions to the Transaction;

•	the length of time necessary to complete the Transaction;

•	risks associated with tax liabilities, or changes in U.S., Brazilian or other international tax treaties or laws or interpretations to which they are subject;

•

events and risk perception in relation to corruption allegations involving Brazilian companies and politicians, as well as the impacts of the resulting investigation on the Brazilian economy and political outlook as a whole;

•	risks that the new businesses will not be integrated successfully or that the cost, time and effort required to integrate the newly combined businesses may be greater than anticipated;

•

failure to effectively manage the newly combined business, or that the combined company will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected;

•

the inability to close the Transaction, the inability to achieve the anticipated benefits and synergies of the combined companies’ operations following the completion of the Transaction or the effects of the Transaction on the combined companies’ financial condition, operating results and cash flow;

•	the inability of Avon and Natura &Co to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the Transaction;

•	risks relating to unanticipated costs of integration;

•	reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services;

•	unanticipated changes relating to competitive factors in the industries in which the companies operate;

•	ability to hire and retain key personnel;

•	diversion of the attention of Avon and Natura &Co management from ongoing business concerns;

•	pending consummation of the Transaction, limitations imposed on the ability of Avon and Natura &Co to operate their respective businesses by the Merger Agreement;

•

operating costs, customer loss or business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, distributors or suppliers) being greater than expected in anticipation of, or, if consummated, following, the Transaction;

•	the outcome of any legal proceedings that have been or may be instituted against Avon, Natura &Co, Natura &Co Holding and/or others relating to the Transaction;

•

the potential impact of announcement or consummation of the Transaction on relationships with third parties, including clients, employees, independent beauty consultants, Sales Representatives and competitors;

•	ability to attract new clients and retain existing clients in the manner anticipated;

•	the impact of acquisitions the companies have made or may make;

•	reliance on and integration of information technology systems;

•

changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients;

•

the market price for Natura &Co Holding Shares potentially being affected, following the Transaction, by factors that historically have not affected the market price for Avon Common Shares or Natura Cosméticos Shares as shares of standalone companies;

•

the uncertainty of the value of the Merger Consideration that Avon common shareholders will receive in the Transaction due to a fixed Exchange Ratio (as defined herein) and fluctuations in the price of Natura &Co Holding Shares and Natura &Co Holding ADSs;

•	conditions in the stock and credit markets;

•	risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings;

•	the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and

•	other risk factors as set forth under “Risk Factors” in this proxy statement/prospectus.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in this proxy statement/prospectus, and information contained in or incorporated by reference into this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Nothing in this proxy statement/prospectus is intended, or is to be construed, as a profit projection or to be interpreted to mean that earnings per Natura Cosméticos Share or Avon Share for the current or any future financial years or those of the combined company, will necessarily match or exceed the historical published earnings per Natura Cosméticos Share or Avon Share, as applicable.

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Avon, Natura &Co and Natura &Co Holding are under no obligation, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. Persons reading this document are cautioned not to place undue reliance on these forward-looking statements, which only speak as of the date hereof.

CERTAIN DEFINED TERMS AND CONVENTIONS USED IN THIS PROXY

STATEMENT/PROSPECTUS

In this proxy statement/prospectus, the “Company,” “we,” “us” and “our” refer to Natura &Co, as defined below, unless the context otherwise requires. References to the “Companies” refer to Natura &Co and Avon and their respective consolidated subsidiaries collectively. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars, the official currency of the United States. All references to “pounds,” “pound sterling” or “£” are to the British pound sterling, the official currency of the United Kingdom.

In addition, as used in this proxy statement/prospectus, the following defined terms have the following respective meanings:

“ABIHPEC” means the Brazilian Personal Hygiene, Perfumery and Cosmetics Association (Associação Brasileira da Indústria de Higiene Pessoal, Perfumaria e Cosméticos).

“Aesop” means Emeis Holding Pty Ltd and its consolidated subsidiaries.

“Amendment” means that certain Amendment Number One to the Merger Agreement, dated as of October 3, 2019, by and among the Natura Entities and Avon.

“Avon” means Avon Products, Inc., a New York corporation.

“Avon Shares” means shares of both Avon Common Shares and Avon Preferred Shares.

“B3” means the B3 S.A. – Brasil, Bolsa, Balcão, or the São Paulo Stock Exchange.

“BNDES” means the Banco Nacional de Desenvolvimento Econômico e Social, or the Brazilian National Economic and Social Development Bank.

“Brazil” means the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil.

“Brazilian Central Bank” means the Central Bank of Brazil (Banco Central do Brasil).

“Brazilian Corporation Law” means the Brazilian Law No. 6,404/76, as amended.

“CDI,” or the Interbank Deposit Certificate (Certificado de Depósito Interbancário), means the “over extra group” daily average rate for interbank deposits, expressed as an annual percentage, based on 252 business days, calculated daily and published by B3, or any other index as may be further used in substitution thereof.

“CMN” means the Conselho Monetário Nacional, or the Brazilian Monetary Council.

“CVM” means the Comissão de Valores Mobiliários, or the Brazilian Securities Commission.

“DOJ” means the United States Department of Justice.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” is equal to 0.600 (which exchange ratio was adjusted from 0.300 in accordance with the terms of the Merger Agreement in connection with the profit capitalization described in the section of this proxy statement/prospectus entitled “The Transaction—Overview—Preparatory Step—Profit Capitalization” and which adjusted exchange ratio was reflected in the Amendment).

“FGV” means the Fundação Getúlio Vargas.

“FTC” means the United States Federal Trade Commission.

“IASB” means the International Accounting Standards Board.

“IBGE” means the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).

“IFRS” means International Financial Reporting Standards as issued by the IASB.

“Independent beauty consultants” are independent sales representatives who, although they are not employed by Natura &Co, sell Natura &Co products to customers of Natura &Co.

“Natura” means Natura Cosméticos S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil and its subsidiaries (excluding Aesop, The Body Shop and their respective subsidiaries).

“Natura &Co” means Natura Cosméticos S.A. and its subsidiaries (including Aesop, The Body Shop and their respective subsidiaries).

“Natura &Co Holding” means Natura &Co Holding S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil.

“Natura &Co Holding By-Laws” means the by-laws of Natura &Co Holding.

“Natura &Co Holding Shares” means common shares of Natura &Co Holding.

“Natura Cosméticos” means Natura Cosméticos S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil.

“Natura Cosméticos Shares” means common shares of Natura Cosméticos.

“Natura Entities” means Natura &Co, Natura &Co Holding, Merger Sub I and Merger Sub II, collectively.

“Natura Indústria” means Indústria e Comércio de Cosméticos Natura Ltda.

“Novo Mercado Rules” means the listing rules of the Novo Mercado segment of the B3.

“NYBCL” means the New York Business Corporation Law.

“NYSE” means the New York Stock Exchange.

“Sales Representatives” means independent contractors who are not employees of Avon or any of its subsidiaries, but directly or indirectly purchase products or services from Avon or any of its subsidiaries.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“The Body Shop” means The Body Shop International Limited, a private limited company registered in England and Wales and its subsidiaries.

“United Kingdom” or “U.K.” means the United Kingdom of Great Britain and Northern Ireland.

“United States” or “U.S.” means the United States of America.

“U.S. GAAP” means U.S. generally accepted accounting principles.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Financial Statements

Natura &Co

The consolidated financial information presented in this proxy statement/prospectus has been derived from the following:

•

unaudited interim condensed consolidated financial statements as of June 30, 2019 and for the three and six months ended June 30, 2019 and 2018 and the related notes thereto, included in this proxy statement/prospectus; and

•

audited consolidated financial statements as of December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018 and the related notes thereto, included in this proxy statement/prospectus; and

•	consolidated financial statements as of and for the years ended December 31, 2015 and 2014 and the related notes thereto, not included in this proxy statement/prospectus.

The consolidated financial statements of Natura &Co are prepared in accordance with IFRS as issued by the IASB and are presented in Brazilian reais. The unaudited condensed interim consolidated financial statements of Natura &Co are prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the IASB and are presented in Brazilian reais.

In addition, we have included audited financial statements for The Body Shop as of and for the eight months ended August 31, 2017, prior to our acquisition of The Body Shop in September 2017.

Avon

Avon’s interim consolidated financial information as of June 30, 2019 and for the three and six months ended June 30, 2019 and 2018 has been derived from the unaudited interim consolidated financial statements of Avon appearing in Avon’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, which is incorporated by reference in this proxy statement/prospectus.

Avon’s annual consolidated financial information for each of the years in the three year period ended December 31, 2018 and as of December 31, 2018 and 2017 have been derived from the audited consolidated financial statements of Avon appearing in Avon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which is incorporated by reference in this proxy statement/prospectus. Avon’s annual consolidated financial information for each of the years ended December 31, 2015 and December 31, 2014 and as of December 31, 2016, December 31, 2015, and December 31, 2014 have been derived from Avon’s audited consolidated financial statements as of and for such years contained in Avon’s other reports filed with the SEC, which are not incorporated by reference into this proxy statement/prospectus.

The consolidated financial statements of Avon are prepared under U.S. GAAP and are presented in U.S. dollars.

Natura &Co Holding

Natura &Co Holding intends to prepare its financial statements in IFRS and to present such financial statements in Brazilian reais.

Currency Conversions

On October 3, 2019, the exchange rate for reais into U.S. dollars was R$4.101 to U.S.$1.00, based on the selling rate as reported by the Brazilian Central Bank. The selling rate was R$3.832 to U.S.$1.00 as of June 30, 2019, R$3.875 to U.S.$1.00 as of December 31, 2018, R$3.308 to U.S.$1.00 as of December 29, 2017,

R$3.259 to U.S.$1.00 as of December 30, 2016, and R$3.905 to U.S.$ 1.00 as of December 31, 2015, in each case, as reported by the Brazilian Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of October 3, 2019 may not be indicative of future exchange rates. See “Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2014.

Solely for the convenience of the reader, we have translated certain amounts included in “Selected Financial Data of Natura &Co” and elsewhere in this proxy statement/prospectus from reais into U.S. dollars using the selling rate as reported by the Brazilian Central Bank as of June 30, 2019 of R$3.832 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Rounding

We have made rounding adjustments to reach some of the figures included in this proxy statement/prospectus. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this proxy statement/prospectus from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by the Brazilian Central Bank, the B3, the IBGE, the ABIHPEC, the BNDES, the FGV and Euromonitor International. We believe that all market data in this proxy statement/prospectus is reliable, accurate and complete.

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This proxy statement/prospectus incorporates important business and financial information about us and Avon that is not included in or delivered with the proxy statement/prospectus. The SEC allows us to “incorporate by reference” information filed with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this proxy statement/prospectus, and certain later information that we or Avon file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•

Avon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 21, 2019 (SEC File No. 001-04881), including the information specifically incorporated by reference into such annual report on Form 10-K from Avon’s definitive proxy statement for the 2019 annual meeting of shareholders, filed with the SEC on April 2, 2019, which we refer to as the “Avon 2018 Form 10-K”;

•	Avon’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019;

•	Avon’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, which we refer to as the “Avon June 2019 Form 10-Q”;

•

Avon’s current reports on Form 8-K (excluding any information and exhibits furnished under either Item 2.02 and Item 7.01 thereof) filed with the SEC on January  8, 2019; January  9, 2019; January 30, 2019; February  14, 2019 (filed at 6:57:06); February  22, 2019; March  4, 2019; March  19, 2019; April 2, 2019; April 25, 2019; May 1, 2019; May  17, 2019; May 22, 2019; May  24, 2019; June 20, 2019, June  26, 2019; July 3, 2019; July  31, 2019; September 20, 2019; and October 4, 2019 (SEC File No. 001-04881); and

•

any documents filed by Avon with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the date of the special meeting shall be deemed to be incorporated by reference into this proxy statement/prospectus and made a part of this proxy statement/prospectus from the respective dates of filing (excluding any information and exhibits furnished under either Item 2.02 or 7.01 of any current report on Form 8-K unless specifically stated otherwise).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

These documents are available on the SEC’s website at www.sec.gov and from other sources. You may read and copy any materials filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

None of Natura &Co, Avon or Natura &Co Holding has authorized anyone to give any information or make any representation about the Merger Agreement and the transactions contemplated thereby, Natura &Co, Avon or Natura &Co Holding that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference into this proxy statement/prospectus. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies pursuant to this proxy statement/prospectus is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus is accurate only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

The Natura Entities have supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to the Natura Entities, as well as the Unaudited Pro Forma Condensed Financial Information, and Avon has supplied all such information contained in or incorporated by reference into this proxy statement/prospectus relating to Avon.

WHERE YOU CAN FIND MORE INFORMATION

Natura &Co Holding has filed a registration statement on Form F-4, including the Annexes and Exhibits thereto, with the SEC under the Securities Act to register the Natura &Co Holding Shares that will be deposited with the ADS Depositary on behalf of holders of Avon Common Shares or issued to Natura Cosméticos shareholders and holders of Avon Common Shares in connection with the Transaction. This proxy statement/prospectus is part of a registration statement that Natura &Co Holding has filed as well as a proxy statement with respect to the Avon Special Meeting of Avon shareholders called to consider the Transaction Proposal. Natura &Co Holding may also file amendments to the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement, and some parts have been omitted in accordance with the rules and regulations of the SEC. You should read the registration statement on Form F-4 and the Exhibits filed with the registration statement as they contain important information about Natura &Co, Avon and Natura &Co Holding as well as the Natura &Co Holding Shares and Natura &Co Holding ADSs. Statements made in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus, regarding the contents of any contract, agreement or other document are not necessarily complete and each such statement is qualified in its entirety by reference to that contract, agreement or other document filed as an exhibit with the SEC.

Avon files annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy any materials filed by Avon with, or furnished by Avon to, the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at +1 (800) SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. The reports and other information filed by Avon with the SEC are also available at Avon’s website at www.avonworldwide.com. We have included the web address of the SEC and Avon as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

Natura Cosméticos is subject to the informational requirements of the CVM and the B3 and files reports and other information relating to its businesses, financial condition and other matters with the CVM and the B3. You may read these reports, statements and other information about Natura Cosméticos at the public reference facilities maintained by the CVM at Rua Sete de Setembro, 111, 2nd floor, in the city of Rio de Janeiro, State of Rio de Janeiro, Brazil, and Rua XV de Novembro, 275, Centro, city of São Paulo, state of São Paulo, Brazil. Some filings of Natura Cosméticos with the CVM and the B3 are also available at the website maintained by the CVM at http://www.cvm.gov.br and the website maintained by the B3 at http://www.b3.com.br.

The public filings of Natura Cosméticos with the CVM are also available to the public free of charge through our internet website at https://natu.infoinvest.com.br/en. You may also request a copy of Natura Cosméticos filings at no cost by contacting Natura Cosméticos at the following address: Avenida Alexandre Colares, No. 1188, Parque Anhanguera, in the city of São Paulo, state of São Paulo 05106-000.

You may also request copies of this proxy statement/prospectus and other information concerning Natura &Co Holding, without charge, by written or telephonic request directed to Natura &Co Holding at Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A, Parque Anhanguera, in the city of São Paulo, state of São Paulo 05106-000 or by telephone at +55 11 4446-4200. In order for you to receive timely delivery of the documents in advance of the Avon Special Meeting, Natura &Co Holding should receive your request no later than November 6, 2019, which is five business days prior to the Avon Special Meeting.

The information included on the websites of the SEC, Natura Cosméticos, Avon or any other entity or that might be accessed through such websites is not included in this proxy statement/prospectus or the registration statement and is not incorporated into this proxy statement/prospectus or the registration statement by reference unless otherwise specifically noted herein. We are providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience.

EXCHANGE RATES

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the real/U.S. dollar exchange rate to float freely, which resulted in increasing exchange rate volatility. Until early 2003, the real declined against the U.S. dollar. Between 2006 and 2008, the real strengthened against the U.S. dollar, except in the most severe periods of the global economic crisis. The real depreciated against the U.S. dollar from mid-2011 to early 2016 due to turmoil in international markets and the Brazilian macroeconomic outlook at the time. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real has devalued at a rate that is much higher than in previous years. On September 24, 2015, the real fell to the lowest level since the introduction of the currency, at R$4.195 per U.S.$1.00. Overall in 2015, the real depreciated 45.0%, reaching R$3.905 per U.S.$1.00 on December 31, 2015. Beginning in early 2016 through the end of 2016, the real appreciated against the U.S. dollar, primarily as a result of Brazil’s changing political conditions. In 2017 and 2018, the real depreciated 1.5% and 17.1% against the U.S. dollar, respectively. From January 1, 2019, to October 3, 2019, the real depreciated 6.3% against the U.S. dollar. On June 30, 2019, the exchange rate was R$3.832 per U.S.$1.00.

The Brazilian Central Bank has intervened in the foreign exchange market in the past to attempt to control instability in foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar and the real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future.

The following tables set forth the exchange rate, expressed in reais per U.S. dollar (R$/U.S.$) for the periods indicated, as reported by the Brazilian Central Bank.

Year	Period-end	Average(1)	Low	High
2014	2.656	2.355	2.197	2.740
2015	3.905	3.339	2.575	4.195
2016	3.259	3.483	3.119	4.156
2017	3.308	3.203	3.051	3.381
2018	3.875	3.680	3.139	4.188

Month	Period-end	Average(2)	Low	High
October 2018	4.027	3.637	3.758	3.718
November 2018	3.893	3.697	3.787	3.863
December 2018	3.993	3.828	3.888	3.875
January 2019	3.860	3.652	3.742	3.652
February 2019	3.776	3.669	3.724	3.739
March 2019	3.897	3.847	3.776	3.968
April 2019	3.945	3.896	3.835	3.973
May 2019	3.941	3.997	3.934	4.084
June 2019	3.832	3.859	3.823	3.900
July 2019	3.765	3.779	3.740	3.856
August 2019	4.139	4.020	3.830	4.168
September 2019	4.164	4.122	4.049	4.183
October 2019 (through October 3, 2019)	4.101	4.143	4.101	4.174

Source:	Brazilian Central Bank.
(1)	Represents the average of the exchange rates on the closing of each day during the year.
(2)	Represents the average of the exchange rates on the closing of each day during the month.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE AVON SPECIAL MEETING

The following questions and answers are intended to briefly address some commonly asked questions regarding the Merger Agreement, the transactions contemplated thereby and the Avon Special Meeting. These questions and answers only highlight some of the information contained in this proxy statement/prospectus and may not contain all of the information that is important to you. Please further refer to the section of this proxy statement/prospectus entitled “Summary” and the more detailed information contained elsewhere in this proxy statement/ prospectus, the Annexes and Exhibits to this proxy statement/prospectus and the documents referred to in this proxy statement/prospectus, which you should read carefully and in their entirety. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Questions and Answers About the Transaction

What is the proposed transaction, why are Natura Cosméticos and Avon proposing it and what will happen to Avon as a result of the Transaction?

On May 22, 2019, Avon and Natura Cosméticos announced a business combination transaction that the boards of directors of Avon and Natura Cosméticos believe represents a compelling opportunity to create a global leader in direct-to-consumer sales.

Specifically, Natura &Co Holding, Natura Cosméticos, Avon and certain other parties entered into the Merger Agreement, pursuant to which (i) Natura &Co Holding, which will be an affiliate of Natura Cosméticos upon the conclusion of a contribution by the shareholders of Natura Cosméticos who have entered into the Natura Founders’ Voting and Support Agreement (the “Founders”), or who have executed joinders to such agreement, and who will contribute to Natura &Co Holding a number of shares corresponding to at least approximately 54.34% and up to approximately 57.3% of the share capital of Natura Cosméticos (the “Founders Contribution”) will, after the completion of the Natura Restructuring, hold all issued and outstanding shares of Natura Cosméticos, (ii) Nectarine Merger Sub II, Inc. (“Merger Sub II”), an indirect wholly owned subsidiary of Natura &Co Holding will merge with and into Avon with Avon surviving the merger pursuant to the Merger Agreement and (iii) the direct parent company of Merger Sub II, Nectarine Merger Sub I, Inc. (“Merger Sub I” and, together with Merger Sub II, the “Merger Subs”), itself a subsidiary of Natura &Co Holding, will merge with and into Natura &Co Holding, as a result of which Avon will become a wholly owned direct subsidiary of Natura &Co Holding (collectively, the “Transaction”). Subject to the terms and conditions of the Merger Agreement, the Transaction is expected to become effective in early 2020 (the date on which the Transaction is finally consummated, the “Closing Date”).

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, upon the completion of the Transaction:

•

each share of common stock, par value U.S.$0.25 per share, of Avon (the “Avon Common Shares”) issued and outstanding immediately prior to the consummation of the Transaction (other than as provided in the Merger Agreement) will be automatically converted into the ultimate right to receive, at the election of the holder thereof, (i) 0.300 (which exchange ratio was adjusted in accordance with the terms of the Merger Agreement in connection with the profit capitalization described in the section of this proxy statement/prospectus entitled “The Transaction—Overview—Preparatory Step—Profit Capitalization” and was further adjusted pursuant to the terms of the Amendment) validly issued and allotted, fully paid-up American Depository Shares of Natura &Co Holding (“Natura &Co Holding ADSs”) against the deposit of two shares of common stock of Natura &Co Holding (“Natura &Co Holding Shares”), subject to adjustment in accordance with the terms of the Merger Agreement, and any cash in lieu of fractional Natura &Co Holding ADSs or (ii) 0.600 (which exchange ratio was adjusted from 0.300 in accordance with the terms of the Merger Agreement in connection with the profit capitalization described in the section of this proxy statement/prospectus entitled “The Transaction—Overview—Preparatory Step—Profit Capitalization” and which adjusted exchange ratio was reflected in the Amendment) validly issued and allotted, fully paid-up Natura &Co Holding Shares, subject to adjustment in accordance with the terms of the Merger Agreement, and any cash in lieu of fractional Natura &Co Holding Shares; and

•

each share of Series C Preferred Stock, par value U.S.$1.00 per share, of Avon (the “Avon Preferred Shares”) issued and outstanding immediately prior to the consummation of the Transaction (other than as provided in the Merger Agreement) will be automatically converted into the right to receive an amount in cash without interest equal to the Stated Value (as defined in Avon’s certificate of incorporation) of such Avon Preferred Share. As of the Record Date, the Stated Value was U.S.$1,195.42.

If the Transaction is completed, Avon and Natura Cosméticos will each become direct wholly owned subsidiaries of Natura &Co Holding and Avon will no longer be an independent, U.S. publicly traded corporation. Based on the number of Natura Cosméticos Shares and equity awards exercisable into Natura Cosméticos Shares and the number of Avon Common Shares and equity awards exercisable into Avon Common Shares, in each case issued and outstanding as of May 21, 2019, it is anticipated that, immediately following completion of the Transaction, former holders of Avon Common Shares will own approximately 24% of Natura &Co Holding on a fully diluted basis and former Natura Cosméticos shareholders will own approximately 76% of Natura &Co Holding on a fully diluted basis.

In the course of reaching their decisions to approve the Merger Agreement, the Transaction and all of the other transactions contemplated by the Merger Agreement, the board of directors of each of Avon and Natura Cosméticos considered a number of important factors in their separate deliberations. For more details on these factors, see the sections of this proxy statement/prospectus entitled “The Transaction—Recommendation of the Avon Board of Directors; Avon’s Reasons for the Transaction” and “The Transaction—Natura Cosméticos’s Reasons for the Proposed Transaction.”

It is important that your shares be represented and voted at the Avon Special Meeting. You can submit a proxy to vote your shares electronically via the Internet, by telephone or by completing and returning the enclosed proxy card or voting instruction card in the postage-paid envelope provided. If your shares are held in a stock brokerage account or by a bank, broker or other nominee, follow the instructions on the form that you receive from them.

What is this document?

This document, which we refer to as the proxy statement/prospectus:

•	serves as the proxy statement through which Avon will solicit proxies to seek to obtain the Avon Shareholder Approval;

•

informs holders of Avon Shares of the upcoming Avon Special Meeting at which Avon shareholders will vote on, among other things, the Transaction Proposal, and provides details of the Merger Agreement and the consideration Avon shareholders will receive upon completion of the Transaction;

•	serves as the prospectus by which Natura &Co Holding will issue Natura &Co Holding Shares to Avon and Natura Cosméticos common shareholders in connection with the Transaction; and

•	provides Avon and Natura Cosméticos shareholders with important details about Natura &Co Holding and their rights as potential holders of Natura &Co Holding Shares or Natura &Co Holding ADSs.

Why did I receive this proxy statement/prospectus and proxy card?

You are receiving this proxy statement/prospectus because you were a shareholder of record of Avon on October 3, 2019, the record date for the Avon Special Meeting (the “Record Date”), and you are accordingly entitled to vote at the Avon Special Meeting. This document serves as both a proxy statement of Avon used to solicit proxies to obtain the necessary shareholder approval of the Transaction Proposal at the Avon Special Meeting, and as a prospectus of Natura &Co Holding used to offer Natura &Co Holding Shares in exchange for Avon Shares pursuant to the terms of the Merger Agreement. In order to complete the Transaction, among other things, Avon shareholders must approve the Transaction Proposal. Avon is holding the Avon Special Meeting to ask its shareholders to vote on the Transaction Proposal. At the Avon Special Meeting, Avon shareholders will also be asked to vote on the Advisory Compensation Proposal and the Adjournment Proposal. This document contains important information about the Transaction and the Avon Special Meeting, and you should read it carefully and in its entirety. The enclosed voting materials allow Avon shareholders to vote their shares by proxy without attending the Avon Special Meeting in person.

Who is Natura &Co?

We are a global cosmetics group comprising three iconic brands and Brazil’s largest multinational cosmetics, hygiene and beauty company in terms of market share, as of December 31, 2018, according to Euromonitor International (Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition with data regarding retail value sales at retail sale prices), with operations in Asia, Europe, North America, Oceania, and South America. We believe we are a leading developer, manufacturer, distributor and seller of self-branded cosmetics, fragrances and toiletries in Brazil. Also, we believe our distinctive corporate culture, which values our relationships with our customers, our independent beauty consultants, our suppliers and others, and rests on a commitment to generate positive economic, social and environmental impact, has been fundamental to our growth.

Our principal place of business is located at Avenida Alexandre Colares, no. 1188, Parque Anhanguera, São Paulo, São Paulo 05106-000, Brazil, telephone: +55 11 4446-4200. Our website address is: https://natu.infoinvest.com.br/en.

See also the sections of this proxy statement/prospectus entitled “Selected Financial Data of Natura &Co,” “Information about Natura &Co,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Natura &Co” and “Management and Compensation of Natura &Co.”

Whose proxies are being solicited and who is entitled to vote at the Avon Special Meeting?

Only Avon shareholders are entitled to vote at the Avon Special Meeting and, as a result, only Avon shareholders’ proxies are being solicited through this proxy statement/prospectus. Avon is not soliciting any proxies or votes from Natura Cosméticos or Natura &Co Holding shareholders through this proxy statement/prospectus.

The Avon board of directors has fixed the close of business on October 3, 2019 as the Record Date for determination of Avon shareholders entitled to receive notice of, and to vote at, the Avon Special Meeting. Only holders of record of outstanding Avon Shares at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Avon Special Meeting.

We are not asking any shareholders of Natura Cosméticos for a proxy and such shareholders are requested not to send us a proxy. If you are a Natura Cosméticos shareholder and not an Avon shareholder, and you have received or gained access to this proxy statement/prospectus, you should not treat it as any solicitation of your proxy, vote or support on any matter. If you are both an Avon shareholder and a Natura Cosméticos shareholder, you should treat this proxy statement/prospectus as a solicitation of your proxy only with respect to the Avon Shares you owned of record as of the close of business on the Record Date and you should not treat it as any solicitation of your proxy, vote or support on any matter with respect to your Natura Cosméticos Shares.

Where and when will the Avon Special Meeting be held?

TIME AND DATE:	November 13, 2019, at 10 a.m. New York Time

PLACE:	1 Avon Place, Suffern, NY 10901

ITEMS OF BUSINESS:

The Transaction Proposal (a proposal to adopt the Merger Agreement).

The Advisory Compensation Proposal (a proposal to approve, by non-binding, advisory vote, the compensation that may become payable to Avon’s named executive officers in connection with the Transaction).

The Adjournment Proposal (a proposal to approve one or more adjournments of the Avon Special Meeting to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Avon Special Meeting to approve the Transaction Proposal).

RECORD DATE:	October 3, 2019

PROXY VOTING:	It is important that your shares be represented and voted at the Avon Special Meeting. You can submit a proxy to vote your shares electronically via the Internet, by telephone or by completing and returning the enclosed proxy card or voting instruction card in the postage-paid envelope provided. If your shares are held in a stock brokerage account or by a bank, broker or other nominee, follow the instructions on the form that you receive from them.

For additional information about the Avon Special Meeting, see the section of this proxy statement/prospectus entitled “The Avon Special Meeting.”

What matters will be voted on at the Avon Special Meeting?

The following proposals will be voted on at the Avon Special Meeting:

(1)	Avon shareholders will be asked to vote on the Transaction Proposal;

(2)	Avon shareholders will be asked to vote on the Advisory Compensation Proposal; and

(3)	Avon shareholders also will be asked to vote on the Adjournment Proposal.

Neither the approval of the Advisory Compensation Proposal nor the approval of the Adjournment Proposal is a condition to Avon’s, Natura Cosméticos’s or Natura &Co Holding’s obligations to consummate the Transaction.

What is the recommendation of the board of directors of Avon as to each proposal that may be voted on at the Avon Special Meeting?

After careful consideration, the Avon board of directors has (i) approved, adopted and declared advisable the Merger Agreement and all of the transactions contemplated by the Merger Agreement, (ii) declared that it is fair to and in the best interests of Avon and its shareholders that Avon enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement and (iii) directed that the Merger Agreement be submitted to the shareholders of Avon and recommended that the shareholders of Avon vote their Avon Shares in favor of the adoption of the Merger Agreement at the Avon Special Meeting.

Accordingly, the Avon board of directors recommends that Avon shareholders vote:

1.	“FOR” the Transaction Proposal;

2.	“FOR” the Advisory Compensation Proposal; and

3.	“FOR” the Adjournment Proposal.

For additional information, see the section of this proxy statement/prospectus entitled “The Transaction—Recommendation of the Avon Board of Directors; Avon’s Reasons for the Transaction.”

Does my vote matter?

Yes, your vote is very important. Even if you plan to attend the Avon Special Meeting in person, please vote by Internet, by telephone or by mail as soon as possible by following the instructions in this proxy statement/prospectus to ensure your votes are counted at the Avon Special Meeting. Failures to vote, votes to abstain and failures to instruct your bank, broker or other nominee to vote will have the same effect as votes “AGAINST” the approval of the Transaction Proposal.

The Transaction cannot be completed unless the Transaction Proposal is approved. Approval of the Transaction Proposal requires the affirmative vote of the holders of two-thirds of the outstanding Avon Shares entitled to vote on the matter at the Avon Special Meeting, voting together as a single class on an as-converted basis. Votes to abstain will have the same effect as votes “AGAINST” the approval of the Transaction Proposal.

If you fail to submit a valid proxy, if you fail to vote in person, or if you fail to instruct your bank, broker or other nominee to vote at the Avon Special Meeting, it will have the same effect as a vote “AGAINST” the approval of the Transaction Proposal.

Approval of each of the Advisory Compensation Proposal and the Adjournment Proposal requires the affirmative vote of a majority of votes cast thereon, voting together as a single class on an as-converted basis. “Votes cast” means the votes actually cast “FOR” or “AGAINST” a particular proposal, whether in person or by proxy. An abstention will not constitute a vote cast. If you fail to submit a valid proxy or to vote in person at the Avon Special Meeting or if you vote to abstain, it will have no effect on the approval of the Advisory Compensation Proposal or the Adjournment Proposal.

What constitutes a quorum at the Avon Special Meeting?

The presence at the meeting, in person or by proxy, of the holders of a majority of the Avon Shares outstanding as of the close of business on the Record Date and entitled to vote at the Avon Special Meeting will constitute a quorum for the Avon Special Meeting. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Avon Special Meeting. A quorum is necessary to transact business at the Avon Special Meeting. At any adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting. If a quorum is not present, the Avon Special Meeting may be adjourned to allow additional time to solicit proxies or votes. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

What vote of the Avon shareholders is required to approve the proposals presented at the Avon Special Meeting?

Approval of the Transaction Proposal requires the affirmative vote of the holders of two-thirds of the outstanding Avon Shares entitled to vote on the matter at the Avon Special Meeting, voting together as a single class on an as-converted basis. Votes to abstain will have the same effect as votes “AGAINST” the approval of the Transaction Proposal.

Approval of each of the Advisory Compensation Proposal and the Adjournment Proposal requires the affirmative vote of a majority of votes cast thereon, voting together as a single class on an as-converted basis.

“Votes cast” means the votes actually cast “FOR” or “AGAINST” a particular proposal, whether in person or by proxy. An abstention will not constitute a vote cast. If you fail to submit a valid proxy or to vote in person at the Avon Special Meeting or if you vote to abstain, it will have no effect on the approval of the Advisory Compensation Proposal and the Adjournment Proposal.

At the close of business on the Record Date, there were approximately 443,014,254 Avon Common Shares outstanding and entitled to vote for an aggregate vote of approximately 443,014,254 (or one vote per share) and 435,000 shares of Avon Preferred Shares outstanding and entitled to vote for an aggregate vote of 87,051,524 (on an as-converted basis). Holders of Avon Common Shares and Avon Preferred Shares will vote together as a single class on all matters being presented in this proxy statement/prospectus for an aggregate of, as of the close of business on the Record Date, approximately 530,065,778 votes.

For additional information, see the section of this proxy statement/prospectus entitled “The Avon Special Meeting.”

What will happen if the proposals to be considered at the Avon Special Meeting are not approved?

Avon, Natura Cosméticos and Natura &Co Holding will not be able to complete the Transaction if Avon shareholders do not approve the Transaction Proposal.

Completion of the Transaction is not dependent on Avon shareholder approval of the Advisory Compensation Proposal or the Adjournment Proposal.

What will Avon shareholders receive in the Transaction?

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, upon the completion of the Transaction:

•

each Avon Common Share issued and outstanding immediately prior to the consummation of the Transaction (other than as provided in the Merger Agreement) will be automatically converted into the ultimate right to receive, at the election of the holder thereof, (i) 0.300 (which exchange ratio was adjusted in accordance with the terms of the Merger Agreement in connection with the profit capitalization described in the section of this proxy statement/prospectus entitled “The Transaction—Overview—Preparatory Step—Profit Capitalization” and was further adjusted pursuant to the terms of the Amendment) validly issued and allotted, fully paid-up Natura &Co Holding ADSs against the deposit of two Natura &Co Holding Shares, subject to adjustment in accordance with the terms of the Merger Agreement and any cash in lieu of fractional Natura &Co Holding ADSs or (ii) 0.600 (which exchange ratio was adjusted from 0.300 in accordance with the terms of the Merger Agreement in connection with the profit capitalization described in the section of this proxy statement/prospectus entitled “The Transaction—Overview—Preparatory Step—Profit Capitalization” and which adjusted exchange ratio was reflected in the Amendment) validly issued and allotted, fully paid-up Natura &Co Holding Shares, subject to adjustment in accordance with the terms of the Merger Agreement and any cash in lieu of fractional Natura &Co Holding Shares; and

•

each Avon Preferred Share issued and outstanding immediately prior to the consummation of the Transaction (other than as provided in the Merger Agreement) will be automatically converted into the right to receive an amount in cash without interest equal to the Stated Value (as defined in Avon’s certificate of incorporation) of such Avon Preferred Share. As of the Record Date, the Stated Value was U.S.$1,195.42.

What percentage ownership will former Natura Cosméticos shareholders and Avon shareholders hold in Natura &Co following completion of the Transaction?

If the Transaction is completed, Avon and Natura Cosméticos will each become wholly owned subsidiaries of Natura &Co Holding. Based on the number of Natura Cosméticos Shares and equity awards exercisable into

Natura Cosméticos Shares and the number of Avon Common Shares and equity awards exercisable into Avon Common Shares, in each case issued and outstanding as of May 21, 2019, it is anticipated that, immediately following completion of the Transaction, former holders of Avon Common Shares will own approximately 24% of Natura &Co Holding on a fully diluted basis and former Natura Cosméticos shareholders will own approximately 76% of Natura &Co Holding on a fully diluted basis.

What interests do directors, board members and executive officers of Avon have in the Transaction?

Avon shareholders should be aware that Avon directors and executive officers have interests in the Transaction that may be different from, or in addition to, the interests of Avon shareholders. The material interests of Avon directors and executive officers that shareholders should be aware of are as follows: (A) certain equity awards held by directors and executive officers will be subject to accelerated vesting and payment in connection with the Transaction or, in the case of Avon equity awards that are not subject to such accelerated vesting and payment, and that are instead converted into awards in respect of Natura &Co Holding Shares in connection with the Transaction, such converted awards will be subject to accelerated vesting and payment upon a qualifying termination of employment following the Transaction, (B) certain Avon executive officers will be eligible to receive enhanced severance upon a qualifying termination of employment following the Transaction, (C) performance-based long-term cash incentive awards held by certain executive officers will be converted into time-based awards and all long-term cash incentive awards (including those performance-based long-term cash incentive awards that are converted into time-based awards) will be subject to accelerated vesting upon a qualifying termination of employment following the Transaction, (D) executive officers will be eligible to receive a pro-rata payment of their annual bonuses upon a qualifying termination of employment, including in connection with a change in control transaction such as the Transaction, (E) certain executive officers and directors will receive payment of compensation previously deferred under Avon’s deferred compensation plans, (F) the indemnification of former Avon directors and executive officers by a subsidiary of Natura &Co Holding, (G) certain Avon executive officers will be eligible to receive an enhanced benefit under the Avon Benefit Restoration Plan upon a qualifying termination of employment following the Transaction, (H) certain executive officers will be eligible to receive repatriation benefits covering the cost of return to their home country upon qualifying terminations of employment, including in connection with a change in control transaction such as the Transaction, (I) certain sign-on bonuses awarded to an executive officer will be accelerated upon a qualifying termination of employment, including in connection with a change in control transaction such as the Transaction, (J) the potential continued engagement and/or employment, as applicable, following the Transaction of certain Avon directors and executive officers and (K) the engagement following the Transaction of certain Avon directors as directors on the Natura &Co Holding board of directors. In addition, an affiliate of Cerberus, which designates three of the members of the Avon board of directors, will receive cash consideration for its Avon Preferred Shares that is greater than the per-share consideration that such affiliate would receive if it converted its Avon Preferred Shares to Avon Common Shares. As of the date of this filing, there are no specific employment, equity or other agreements, arrangements or understandings between any of Avon’s directors or executive officers and Natura Cosméticos, Natura &Co Holding and their respective subsidiaries.

Avon’s board of directors was aware of the potentially differing interests of Avon directors and executive officers and considered them, among other matters, in reaching its decision to approve and adopt the Merger Agreement and the Transaction, and to recommend that Avon shareholders vote in favor of the Transaction Proposal.

These interests are described in more detail and quantified under the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Interests of Avon’s Directors and Executive Officers in the Transaction.” Avon’s shareholders should take these interests into account in deciding whether to vote “FOR” the Transaction Proposal.

For further information with respect to arrangements between Avon and its executive officers and directors, as well as arrangements for the directors to be selected to serve on the board of directors of Natura &Co Holding, see the information included under the section of this proxy statement/prospectus entitled “Interests of Certain Persons in the Transaction.”

What interests do the individuals designated by Natura Cosméticos to serve on the Natura &Co Holding board of directors and the officers of Natura Cosméticos who are currently anticipated to serve as executive officers of Natura &Co Holding have in the Transaction?

Avon shareholders should be aware that the individuals designated by Natura Cosméticos to serve on the Natura &Co Holding board of directors and certain officers of Natura Cosméticos who are currently anticipated to serve as executive officers of Natura &Co Holding after the closing have interests in the Transaction that may be different from, or in addition to, the interests of the Avon and Natura Cosméticos shareholders. The material interests of Natura Cosméticos directors and executive officers include continued employment with Natura &Co Holding and/or its subsidiaries after the closing, as the case may be.

For further information with respect to arrangements between Natura &Co Holding and the directors of Natura &Co Holding designated by Natura Cosméticos and the officers of Natura Cosméticos who are currently anticipated to serve as executive officers of Natura &Co Holding after the Closing Date, see the information included under the section of this proxy statement/prospectus entitled “Interests of Certain Persons in the Transaction.”

If the Transaction is completed, will Natura &Co Holding ADSs be listed for trading?

Yes. The Natura &Co Holding ADSs which Avon common shareholders will receive in the Transaction are expected to be listed on the NYSE on the Closing Date. Completion of the Transaction is subject to the Natura &Co Holding ADSs being approved for listing on the NYSE, subject to official notice of issuance. Natura &Co Holding ADSs received by Avon common shareholders in the Transaction are expected to be freely transferable under applicable securities laws.

When do you expect the Transaction to be completed?

The Transaction is expected to close in early 2020, subject to the approvals of Natura Cosméticos and Avon shareholders, regulatory approvals and consents and other customary closing conditions.

Has Natura Cosméticos’s board of directors approved and recommended the Merger Agreement?

Yes. Natura Cosméticos’s board of directors has, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the laws of Brazil, approved the Merger Agreement.

Will Natura &Co Holding Shares acquired in the Transaction receive a dividend?

Any future Natura &Co Holding dividends will remain subject to approval by the Natura &Co Holding board of directors and available distributable reserves of Natura &Co Holding.

After the closing of the Transaction, as a holder of Natura &Co Holding ADSs or Natura &Co Holding Shares, former holders of Avon Common Shares that hold such Natura &Co Holding ADSs or Natura &Co Holding Shares on the record date associated with a dividend distribution are expected to receive the same dividend per Natura &Co Holding ADS or Natura &Co Holding Share as all other holders of Natura &Co Holding Shares that hold Natura &Co Holding Shares as of the record date associated with such dividend distribution. For further information on dividends, see the sections of this proxy statement/prospectus entitled “Description of Natura &Co Holding Shares and Natura &Co Holding By-Laws—Allocation of Net Income” and “Description of Natura &Co Holding ADSs and Natura &Co Holding Deposit Agreement—Dividends and Distributions.”

What happens if the Transaction is not completed?

If Avon shareholders do not approve the Transaction Proposal or if the Transaction is not completed for any other reason, Natura Cosméticos and Avon will remain independent public companies and Natura Cosméticos

Shares and Avon Shares will continue to be listed and traded on the B3 and the NYSE, respectively. Avon will continue to be registered under the Exchange Act and file periodic reports with the SEC. If the Merger Agreement is terminated under certain specified circumstances, Natura Cosméticos or Natura &Co Holding may be required to pay Avon a termination fee of U.S.$133 million or U.S.$242 million, depending on the circumstances. If the Merger Agreement is terminated under certain other specified circumstances, Avon may be required to pay Natura Cosméticos a termination fee of U.S.$78.6 million.

For further information on termination fees and expense reimbursement, see the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—Termination Fees.”

What regulatory approvals are needed to complete the Transaction?

Closing of the Transaction is subject to the receipt of certain regulatory approvals specified in the Merger Agreement. This includes approval (or deemed approval by expiration of the applicable waiting period) by the Administrative Council of Economic Defense of Brazil (“CADE”) and by regulators in Albania, Chile, Colombia, the European Union, Mexico, the Philippines, Russia, South Africa, Turkey, Serbia and Ukraine, as required under the terms of the Merger Agreement, having been obtained or received. In addition to the receipt of regulatory approvals required under the terms of the Merger Agreement, the approval of regulators in Namibia will also be sought prior to the closing of the Transaction.

For further details on regulatory approvals, see the section of this proxy statement/prospectus entitled “Regulatory Matters.”

What other conditions must be satisfied to complete the Transaction?

In addition to obtaining certain required regulatory approvals, closing of the Transaction is subject to certain additional conditions, including, among others, customary conditions relating to (i) obtaining the Avon Shareholder Approval in accordance with applicable law; (ii) approval of the Natura Restructuring and Mergers, including the issuance of the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs constituting Common Stock Consideration and the other transactions contemplated by the Merger Agreement by the affirmative vote of the Founders, which will hold more than half of the voting shares of Natura &Co Holding and Natura Cosméticos in accordance with applicable law; (iii) consummation of the Natura Restructuring in accordance with the terms of the Merger Agreement; (iv) the effectiveness of this proxy statement/prospectus; (v) the approval of the listing of the Natura &Co Holding ADSs on the NYSE, subject to official notice of issuance; (vi) the approval of the listing of the Natura &Co Holding Shares on the B3 stock exchange in Brazil under the Novo Mercado segment, subject to official notice of issuance; (vii) the parties’ representations and warranties being true and correct (subject to certain exceptions); and (viii) the parties having performed in all material respects their respective obligations under the Merger Agreement.

For further details on closing conditions, see the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—Conditions to the Mergers.”

What are the U.S. federal income tax consequences of the Transaction to holders of Avon Common Shares?

The Transaction is intended to qualify as a transaction described in Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”), generally with no gain or loss recognition to U.S. holders of Avon Common Shares for U.S. federal income tax purposes (except with respect to any cash received in lieu of fractional Natura &Co Holding Shares or Natura &Co Holding ADSs), and such U.S. holders are generally not expected to recognize gain in the Transaction as a result of the application of Section 367(a) of the Code. However, this tax treatment is not free from doubt, and there are factual and legal uncertainties concerning these conclusions. If the U.S. Internal Revenue Service (the “IRS”) were to challenge this tax treatment and such challenge were to be sustained, U.S. holders and certain non-U.S. holders of Avon Common Shares would recognize gain (and might not be allowed to recognize loss) based on the amount such a holder realizes in the Transaction.

Non-U.S. holders of Avon Common Shares will generally not be subject to U.S. federal income tax on any gain recognized in the Transaction. For additional information on the tax consequences of the Transaction to holders of Avon Common Shares, see “Material Tax Considerations—Material U.S. Federal Income Tax Considerations.”

Tax matters are very complicated, and the tax consequences of the Transaction to holders of Avon Common Shares may depend on each holder’s particular facts and circumstances. Holders of Avon Common Shares are urged to consult their own tax advisors to understand fully the tax consequences to them of the Transaction.

Are Avon common shareholders entitled to exercise appraisal, dissenters’ or similar rights?

No, under the NYBCL, Avon common shareholders are not entitled to exercise any appraisal or dissenters’ rights in connection with the Transaction. The NYBCL provides for appraisal rights under certain circumstances. Among other exceptions, appraisal rights are not available to a shareholder for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to vote upon the plan of merger or consolidation, were listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

What will happen to outstanding Avon equity compensation awards in the Transaction?

At the effective time of the Transaction:

•

each outstanding award of restricted stock units with respect to Avon Common Shares that is subject solely to time-based vesting, (“Avon RSUs”), will be converted into an award of restricted stock units denominated in Natura &Co Holding Shares (“Natura &Co Holding RSUs”) (rounded up to the nearest number of whole shares), equal to (A) the number of Avon Common Shares subject to such award of Avon RSUs immediately prior to the effective time of the Transaction multiplied by (B) the Exchange Ratio, and the terms and conditions (including service-based vesting conditions) applicable to such award of Avon RSUs shall continue in full force and effect with respect to such award of Natura &Co Holding RSUs;

•

each outstanding award of performance-contingent restricted stock units with respect to Avon Common Shares (“Avon PSUs”) will be converted into an award of restricted stock units denominated in Natura &Co Holding Shares (“Natura &Co Holding PSUs”) (rounded up to the nearest number of whole shares), that is subject solely to time-based vesting equal to (A) the number of Avon Common Shares subject to such award of Avon PSUs immediately prior to the effective time of the Transaction (if applicable performance goals were deemed to be attained at target level) multiplied by (B) the Exchange Ratio, and the terms and conditions (including service-based vesting conditions but not performance-based vesting conditions) applicable to such award of Avon PSUs shall continue in full force and effect with respect to such award of Natura &Co Holding PSUs;

•

each award of restricted Avon Common Shares (“Avon Restricted Stock”) will be converted into an award denominated in Natura &Co Holding Shares or Natura &Co Holding ADSs against the deposit of two Natura &Co Holding Shares (“Natura &Co Holding Restricted Stock”), as applicable, equal to (A) the number of Avon Common Shares subject to such award of Avon Restricted Stock immediately prior to the effective time of the Transaction multiplied by (B) the Exchange Ratio, and the terms and conditions (including service-based vesting conditions) applicable to such award of Avon Restricted Stock shall continue in full force and effect with respect to such award of Natura &Co Holding Restricted Stock;

•

each outstanding option to purchase Avon Common Shares (an “Avon Stock Option”), whether or not then vested or exercisable, will automatically be canceled in exchange for the right to receive an amount in cash, without interest, equal to (A) the number of Avon Common Shares underlying such

Avon Stock Option immediately prior to the effective time of the Transaction multiplied by (B) the excess, if any, of the per share cash-out price over the exercise price per share of such Avon Stock Option, where (i) the “per share cash out price” is the closing price of an Avon Common Share on the NYSE on the Closing Date and if there are no trades on the Closing Date, on the day on which a trade occurred next preceding the Closing Date and (ii) no amount will be payable upon cancellation of an Avon Stock Option with an exercise price per share that is greater than the per share cash-out price; and

•

each outstanding stock appreciation right with respect to Avon Common Shares (an “Avon SAR”), whether or not then vested or exercisable, will automatically be canceled in exchange for the right to receive an amount in cash, without interest, equal to (A) the number of Avon Common Shares subject to such Avon SAR immediately prior to the effective time of the Transaction multiplied by (B) the excess, if any, of the per share cash-out price over the exercise price per share of such Avon SAR, and no amount will be payable upon cancellation of an Avon SAR with an exercise price per share that is greater than the per share cash-out price.

Any equity award granted after May 22, 2019 shall be subject to pro-rata vesting (as described in the applicable award agreement) upon certain terminations of the award holder’s employment.

All amounts payable in respect of equity-based awards will be subject to required withholding taxes.

What will happen to outstanding Avon Cash Long-Term Incentive Awards?

Under Avon’s Long-Term Cash Bonus Plan, if within two years after a change in control transaction, such as the Transaction, an award holder’s employment is terminated by Avon without cause or by the award holder due to “good reason” (each as defined below in the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Interests of Avon’s Directors and Executive Officers in the Transaction—Treatment of Equity and Equity-Based Awards”), such award holder’s awards under the Long-Term Cash Bonus Plan (the “Avon Cash LTI Awards”) that are subject solely to time-based vesting (as would be the case with respect to Avon Cash LTI Awards that are outstanding immediately after the Transaction) will become fully vested and will be paid out within sixty days after such termination of employment.

At the effective time of the Transaction:

•

each outstanding Avon Cash LTI Award that is granted under Avon’s Long-Term Cash Bonus Plan and that is subject solely to time-based vesting (an “Avon Time-Based Cash LTI Award”) will continue to remain outstanding after the Transaction, subject to the terms of the Long-Term Cash Bonus Plan;

•

each outstanding performance-contingent cash long-term incentive award that is granted under the Avon Long-Term Cash Bonus Plan (“Avon Performance Cash LTI Award”) will be converted into an Avon Time-Based Cash LTI Award assuming, for purposes of determining the amount payable in respect of such Avon Performance Cash LTI Award after such conversion, that applicable performance goals have been attained, as of the end of the applicable performance period, at the level at which such performance goals have been attained as of the Closing Date;

•

any payments in respect of Avon Cash LTI Awards that are granted as part of Avon’s 2019 long-term incentive program (or that are granted after the signing of the Merger Agreement with a payment calculation methodology that is similar to that of the Avon Cash LTI Awards granted under Avon’s 2019 long-term incentive program) will be equal to (x) the grant date value of such award (or, in the case of any Avon Performance Cash LTI Award, the value of such award determined, using the methodology set forth in the preceding bullet) multiplied by (y) a fraction, the numerator of which is the greater of (1) the NYSE closing price of an Avon Common Share on the day immediately prior to the Closing Date and (2) an amount equal to U.S.$13.91 multiplied by the Exchange Ratio, and the denominator of which is the closing price of an Avon Common Share on the grant date; and

Any Avon Cash LTI Award granted after May 22, 2019 shall be subject to pro-rata vesting (as described in the applicable award agreement) upon certain terminations of the award holder’s employment.

All amounts payable in respect of Avon Cash LTI Awards will be subject to required withholding taxes.

Do any of Avon’s directors or executive officers have any interests in the Transaction that are different from, or in addition to, my interests as a shareholder?

In considering the proposals to be voted on at the Avon Special Meeting, you should be aware that Avon’s directors and executive officers have financial interests in the Transaction that may be different from, or in addition to, your interests as a shareholder. The members of the Avon board of directors were aware of and considered these interests in reaching the determination to adopt the Merger Agreement and recommend that the holders of Avon Shares vote their Avon Shares in favor of adoption of the Merger Agreement. The material interests of Avon directors and officers in the Transaction are as follows:

•

(i) each award of Avon Stock Options and Avon SARs outstanding at the effective time of the Transaction will be canceled at the effective time of the Transaction in exchange for the right to receive an amount in cash and (ii) each award of Avon RSUs, Avon PSUs and Avon Restricted Stock will be converted at the effective time of the Transaction into an unvested award representing a number of Natura &Co Holding Shares (or, in the case of Avon Restricted Stock, Natura &Co Holding Shares or Natura &Co Holding ADSs, as applicable) that will generally be subject to the same terms and conditions as the related award of Avon RSUs, Avon PSUs or Avon Restricted Stock (including service-based vesting conditions but not performance-based vesting conditions and including terms providing for the accelerated vesting and payment of the award upon a qualifying termination of employment following the Transaction) (in each case as described below in the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Treatment of Equity and Equity-Based Awards”);

•

each of Avon’s executive officers (other than one executive officer located in the U.K.) participates in the Avon CIC Policy that provides severance and other benefits in the case of a “qualifying termination” of employment following a change of control, which will include the completion of the Transaction (as described below in the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Interests of Avon’s Directors and Executive Officers in the Transaction—Severance Entitlements”);

•

one executive officer located in the U.K. is eligible to receive severance payments pursuant to U.K. local policy and practice and termination-related payments pursuant to the executive’s employment agreement upon certain terminations of employment, including following a change in control transaction such as the Transaction (as described below in the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Interests of Avon’s Directors and Executive Officers in the Transaction—Severance Entitlements”);

•

cash long-term incentive awards (“Avon Cash LTI Awards”) granted to executive officers will continue to remain outstanding after the Transaction generally subject to the same terms and conditions, except that Avon Cash LTI Awards subject to performance-based vesting (“Avon Performance Cash LTI Awards”) will be converted into awards subject only to time-based vesting assuming, for purposes of determining the amount payable in respect of such Avon Performance Cash LTI Awards after such conversion, that applicable performance goals will be attained, as of the end of the applicable performance period, at the level at which such performance goals have been attained as of the closing and all such Avon Cash LTI Awards will be subject to accelerated vesting and payment upon a “qualifying termination” of employment following the Transaction (as described below in the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Interests of Avon’s Directors and Executive Officers in the Transaction—Avon Cash Long-Term Incentive Awards”);

•

certain sign-on cash awards will accelerate and become payable upon a “qualifying termination” of employment, including in connection with a change in control transaction such as the Transaction (as described below in the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Interests of Avon’s Directors and Executive Officers in the Transaction—Sign-On Cash Awards”);

•

certain retention payments will accelerate and become payable upon a “qualifying termination” of employment, including in connection with a change in control transaction such as the Transaction (as described below in the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Interests of Avon’s Directors and Executive Officers in the Transaction—Retention Awards”);

•

each of Avon’s executive officers will be eligible to receive a pro-rata annual bonus under Avon’s annual incentive program (based on the extent to which applicable performance goals have been attained for the applicable performance period) in connection with a “qualifying termination of employment,” including in connection with a change in control transaction such as the Transaction (as described below in the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Interests of Avon’s Directors and Executive Officers in the Transaction—Annual Bonuses—Management Incentive Plan”);

•

account balances under Avon’s Deferred Compensation Plan will be distributed in the form of a lump-sum cash payment within 90 days after the effective time of the Transaction (as described below in the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Interests of Avon’s Directors and Executive Officers in the Transaction—Executive Deferred Compensation Plan”);

•

executive officers who are participants in Avon’s Benefit Restoration Plan will be eligible to receive a distribution of their accrued benefits thereunder, and such benefits may be enhanced pursuant to Avon’s CIC Policy in the event that a participating executive officer incurs a “qualifying termination” of employment following a change in control transaction such as the Transaction (as described below in the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Interests of Avon’s Directors and Executive Officers in the Transaction—Benefit Restoration Plan”);

•

account balances under the Director Deferred Compensation Plan will be distributed if a director’s service is terminated at the effective time of the Transaction (as described below in the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Interests of Avon’s Directors and Executive Officers in the Transaction—Director Deferred Compensation Plan”);

•

executive officers who are covered by a relocation letter are eligible for relocation allowances payable in connection with repatriation to the executive’s home country upon termination of employment by Avon other than for cause, including after a change in control transaction such as the Transaction, but only if such termination is within 24 months of the executive’s commencement of employment with Avon (as described below in the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Interests of Avon’s Directors and Executive Officers in the Transaction—Repatriation Benefits”); and

•

Avon’s directors and executive officers are entitled to continued indemnification and insurance coverage under the Merger Agreement (as described below in the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Interests of Avon’s Directors and Executive Officers in the Transaction—Director and Executive Officer Indemnification”).

Please see the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Interests of Avon’s Directors and Executive Officers in the Merger” for additional information about these financial interests.

Questions and Answers About the Avon Special Meeting

Who is soliciting my proxy?

Avon’s board of directors is soliciting your proxy for use at the Avon Special Meeting. It is expected that the solicitation will be made by mail, but proxies may also be solicited personally, by advertisement, by facsimile, on the Internet, by electronic means or by telephone, by directors, officers or employees of Avon without special compensation or by Avon’s proxy solicitor, Innisfree M&A Incorporated. This proxy statement/prospectus describes the voting procedures and the proposals to be voted on at the Avon Special Meeting.

Who will solicit and pay the cost of soliciting proxies?

Avon has engaged Innisfree M&A Incorporated to assist in the solicitation of proxies and provide related advice and informational support in connection with the Avon Special Meeting, for a fee that is not expected to exceed U.S.$37,500 and the reimbursement of customary expenses. All such fees and expenses will be borne by Avon. Avon also may reimburse banks, brokers or other nominees or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Avon Shares. Avon’s directors, officers and employees also may solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

If I am a shareholder of record of Avon Shares, how do I vote?

If your Avon Shares are registered directly in your name with the transfer agent of Avon, Computershare Trust Company, N.A., you are considered, with respect to those Avon Shares, the shareholder of record. If you are a shareholder of record, this proxy statement/prospectus and the enclosed proxy card have been sent directly to you by Avon.

If you are a shareholder of record, you may have your Avon Shares voted on matters presented at the Avon Special Meeting:

(i)

by telephone or over the Internet—by accessing the telephone number or Internet website specified on the enclosed proxy card. The control number provided on your proxy card is designed to verify your identity when voting by telephone or by Internet. Proxies delivered over the Internet or by telephone must be submitted by 1:00 a.m. New York Time on November 13, 2019. Please be aware that if you vote by telephone or over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible;

(ii)	by mail—by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided, which must be received before the polls close at the Avon Special Meeting; or

(iii)

in person—by attending the Avon Special Meeting and casting your vote there. Registered shareholders who attend the Avon Special Meeting may vote their shares in person even if they previously have voted their shares.

If your shares are held in the name of a bank, broker or other nominee, you are considered the beneficial owner of Avon Shares held in “street name.” If you are a beneficial owner of Avon Shares, please follow the instructions you receive from your nominee on how to vote your shares. Those instructions will identify which of the above choices are available to you in order to have your shares voted. Please note that if you are a beneficial owner and wish to vote in person at the Avon Special Meeting, you must provide a legal proxy issued in your name from the bank, broker or other nominee that holds your shares at the Avon Special Meeting.

If I am a beneficial owner of Avon Shares held in street name, how do I vote?

If your Avon Shares are held through a bank, broker or other nominee, you are considered the beneficial owner of Avon Shares held in “street name.” In that case, this proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee who is considered, with respect to those Avon Shares, the shareholder of record. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares.

If your shares are held in the name of a bank, broker or other nominee, follow the instructions you receive from your nominee on how to vote your shares. Those instructions will identify which of the choices described in the section of this proxy statement/prospectus entitled “Questions and Answers About the Transaction and the Avon Special Meeting—Questions and Answers About the Avon Special Meeting—If I am a shareholder of record of Avon Shares, how do I vote?” are available to you in order to have your shares voted. Please note that if you are a beneficial owner and wish to vote in person at the Avon Special Meeting, you must provide a legal proxy issued in your name from the bank, broker or other nominee that holds your shares at the Avon Special Meeting.

How do I vote my Avon Personal Savings Account Plan shares?

If you are a participant in the Avon Personal Savings Account Plan (the “PSA Plan”) and invest in the Avon stock fund under the PSA Plan, the trustee of the PSA Plan, as record holder of the shares held in the PSA Plan, will vote the shares allocated to your account in accordance with your instructions. Unless your vote is received by 11:59 p.m. New York Time on November 7, 2019 and unless you have specified your instructions, your shares held under the PSA Plan shall not be voted.

As an Avon shareholder, what happens if I do not make specific voting choices?

When you provide your proxy, the Avon Shares represented by the proxy will be voted in accordance with your instructions. If you sign your proxy card without giving instructions, you will have granted authority to Ginny Edwards and Meridith Krell, the named proxyholders, to vote “FOR” each of the Transaction Proposal, the Advisory Compensation Proposal and the Adjournment Proposal. Should any matter not described in this proxy statement/prospectus be properly presented at the Avon Special Meeting, the delivery of a signed proxy card shall confer authority upon the named proxyholders to vote your shares in accordance with their judgment on such other matters. The Avon board of directors currently knows of no other business that will be presented for consideration at the Avon Special Meeting.

Can I change my vote or revoke my proxy after I have returned a proxy or voting instruction card?

Shareholders are entitled to revoke their proxies at any time before their shares are voted at the Avon Special Meeting. To revoke a proxy, you must file a written notice of revocation with Avon’s Corporate Secretary at 1 Avon Place, Suffern, NY 10901, deliver a duly executed proxy bearing a later date than the original submitted proxy, submit voting instructions by telephone or via the Internet on a later date, or attend the Avon Special Meeting and vote in person. Attendance at the Avon Special Meeting will not, by itself, revoke your proxy. The most recent proxy card or telephone or Internet proxy received by Avon for the Avon Special Meeting will be the one that will be counted.

If your shares are held in a stock brokerage account or by a bank, broker or other nominee, you may submit new voting instructions by contacting your bank, broker or other nominee and following their instructions or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the Avon Special Meeting and voting in person.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your Avon Shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold your Avon Shares. If you are a holder of record and your Avon Shares are registered in more than one name, you will receive more than one proxy card. In order to ensure that all of your Avon Shares are voted at the Avon Special Meeting, please complete, sign, date and return each proxy card and voting instruction card that you receive.

Do I need to do anything with my Avon Shares other than voting for the proposals at the Avon Special Meeting?

If the Transaction is completed, each Avon Share (other than as provided in the Merger Agreement) will be exchanged for the Merger Consideration. Avon shareholders will receive instructions at that time regarding exchanging their Avon Shares for the Merger Consideration. You do not need to take any action at this time with respect to your Avon Shares. Please do not send your Avon stock certificates with your proxy card.

When should I submit my proxy?

You should submit your proxy as soon as possible so that your Avon Shares will be voted at the Avon Special Meeting. In order for your shares to be voted at the Avon Special Meeting, (i) proxies delivered over the Internet or by telephone must be submitted by 1:00 a.m. New York Time on November 13, 2019 and (ii) proxies delivered by mail must be received before the polls close at the Avon Special Meeting.

If your shares are held in the name of a bank, broker or other nominee, follow the instructions you receive from your nominee on how to vote your shares. Please note that if you are a beneficial owner and wish to vote in person at the Avon Special Meeting, you must provide a legal proxy issued in your name from the bank, broker or other nominee that holds your shares at the Avon Special Meeting.

What do I need to do now?

Carefully read through this proxy statement/prospectus. Consider all the consequences that would occur should you vote “FOR” or “AGAINST” or “ABSTAIN” on the Transaction Proposal or fail to submit a proxy. Confer with any advisors you think necessary to make the best decision. Fill out your proxy card and send it back to Avon as soon as possible.

Even if you plan to attend the Avon Special Meeting in person, after carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxy promptly to ensure that your shares are represented at the Avon Special Meeting. If you decide to attend the Avon Special Meeting and vote in person, your vote by ballot will revoke any proxy previously submitted. Your attendance at the Avon Special Meeting will not by itself revoke your proxy.

If your shares are held in the name of a bank, broker or other nominee, follow the instructions you receive from your nominee on how to vote your shares. Please note that if you are a beneficial owner and wish to vote in person at the Avon Special Meeting, you must provide a legal proxy issued in your name from the bank, broker or other nominee that holds your shares at the Avon Special Meeting.

What happens if I sell my Avon Shares before the Avon Special Meeting?

The Record Date for the Avon Special Meeting is earlier than the date of the Avon Special Meeting and the date that the Transaction is expected to be completed. If you transfer your Avon Shares after the Record Date but before the Avon Special Meeting, you will, unless the transferee receives a proxy from you, retain your right to vote at the Avon Special Meeting, but you will have transferred the right to receive the Merger Consideration in connection with the Transaction. In order to receive the Merger Consideration, you must hold your Avon Shares through the Closing Date.

What happens if I do not respond?

Failures to vote, votes to abstain and failures to instruct your bank, broker or other nominee to vote will have the same effect as votes “AGAINST” the approval of the Transaction Proposal.

Failures to vote, votes to abstain and failures to instruct your bank, broker or other nominee to vote will have no effect on the approval of the Advisory Compensation Proposal or the Adjournment Proposal.

In accordance with the rules of the NYSE, banks, brokers or other nominees who hold Avon Shares in “street name” for their customers are not deemed to have received discretionary authority from the beneficial owner of such Avon Shares to vote the shares and therefore may not exercise their voting discretion with respect to approving the Transaction Proposal, the Advisory Compensation Proposal or the Adjournment Proposal. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares with respect to the Transaction Proposal, the Advisory Compensation Proposal or the Adjournment Proposal. If you beneficially own your Avon Shares in “street name” and you do not instruct your bank, broker or other nominee to vote your shares, it will have the same effect as a vote “AGAINST” the Transaction Proposal.

Are there risks associated with the Transaction that I should consider in deciding how to vote?

Yes. You should carefully read the detailed description of the risks associated with the Transaction and Natura &Co Holding’s operations following the Transaction described in the section of this proxy statement/prospectus entitled “Risk Factors.” You also should read and carefully consider the risk factors of Avon contained in Item 1A of Avon’s 2018 Form 10-K, as such risks may be updated or supplemented in Avon’s subsequently filed quarterly reports on Form 10-Q or current reports on Form 8-K, which are incorporated by reference into this proxy statement/prospectus.

Who will count the votes?

Representatives of Avon’s transfer agent, Computershare Trust Company, N.A., will tabulate the votes and act as inspectors of election.

Where can I find the voting results of the Avon Special Meeting?

The preliminary voting results will be announced at the Avon Special Meeting. In addition, within four business days following certification of the final voting results, Avon intends to file the final voting results with the SEC on a current report on Form 8-K.

What is “householding”?

The SEC has adopted rules that permit companies and intermediaries (such as brokers or banks) to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those shareholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to shareholders residing at the same address, unless such shareholders have notified the company whose shares they hold of their desire to receive multiple copies of this proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies.

Several brokers and banks with accountholders who are Avon shareholders will be “householding” Avon’s proxy materials. As indicated in the notice provided by these brokers to Avon shareholders, a single proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from an affected shareholder. Once you have received notice from your bank or broker that it will be

“householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent.

If, at any time, you no longer wish to participate in “householding” and you prefer to receive a separate proxy statement, please notify your bank or broker. Avon shareholders who currently receive multiple copies of this proxy statement/prospectus at their address and would like to request “householding” of their communications should contact their broker or bank.

See the section of this proxy statement/prospectus entitled “Householding of Proxy Materials.”

Where and when will the Natura Cosméticos and Natura &Co Holding shareholder meetings be held and what matters will be voted on at the Natura Cosméticos and Natura &Co Holding shareholder meetings?

Natura Cosméticos shareholders and Natura &Co Holding shareholders will also be asked to approve certain terms relating to the Transaction and any other matters related thereto at a series of extraordinary general meetings of Natura Cosméticos shareholders and Natura &Co Holding shareholders. See also “The Transaction—Shareholder Approval of Natura Entities” and “The Transaction—Withdrawal Rights for Natura Cosméticos Shareholders.”

Please note that this document is not a proxy or solicitation of votes for the Natura Cosméticos Extraordinary General Meeting or any extraordinary general meeting of the shareholders of Natura &Co Holding that will be held in connection with the Transaction.

Who can help answer my questions?

The information provided above in the question-and-answer format is for your convenience only and is merely a summary of some of the information contained in this proxy statement/prospectus. You should read carefully the entire proxy statement/prospectus, including the information in the Annexes thereto and in the Exhibits. See the section of this proxy statement/prospectus entitled “Where You Can Find More Information.” If you would like additional copies of this proxy statement/prospectus or the enclosed proxy card, without charge, or if you have questions about the Transaction, including the procedures for voting your shares, you should contact Avon’s proxy solicitor:

Innisfree M&A Incorporated

Shareholders may call toll-free: (877) 456-3442

Banks and brokers may call collect: (212) 750-5833

You are also urged to consult your own legal, tax and/or financial advisors with respect to any aspect of the Transaction, the Merger Agreement or the other matters discussed in this proxy statement/prospectus.

SUMMARY

The following is a summary that highlights information contained in this proxy statement/prospectus. This summary may not contain all the information that is important to you. For a more complete description of the Transaction, the Merger Agreement and the transactions contemplated thereby, we encourage you to read carefully this entire proxy statement/prospectus, including the annexes thereto and exhibits to the registration statement of which this proxy statement/prospectus is a part. In addition, we encourage you to read the information incorporated by reference into this proxy statement/prospectus, which includes important business and financial information about Natura &Co and Avon that has been filed with the SEC. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

The Parties

Natura &Co

We are a global cosmetics group comprising three iconic brands and Brazil’s largest multinational cosmetics, hygiene and beauty company in terms of market share, as of December 31, 2018, according to Euromonitor International (Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition with data regarding retail value sales at retail sale prices), with operations in Asia, Europe, North America, Oceania, and South America. We believe we are a leading developer, manufacturer, distributor and seller of self-branded cosmetics, fragrances and toiletries in Brazil. Also, we believe our distinctive corporate culture, which values our relationships with our customers, our independent beauty consultants, our suppliers and others, and rests on a commitment to generate positive economic, social and environmental impact, has been fundamental to our growth.

Our principal place of business is located at Avenida Alexandre Colares, No. 1188, Parque Anhanguera, São Paulo, São Paulo, 05106-000, Brazil, telephone: +55 11 4446-4200. Our website address is: https://natu.infoinvest.com.br/en.

Avon

Avon is a global manufacturer and marketer of beauty and related products. Avon commenced operations in 1886 and was incorporated in the State of New York on January 27, 1916. Avon conducts business in the highly competitive beauty industry and competes against other consumer packaged goods and direct-selling companies to create, manufacture and market beauty and non-beauty-related products. Avon’s product categories are Beauty and Fashion & Home. Beauty consists of skincare, fragrance and color (cosmetics). Fashion & Home consists of fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, children’s products and nutritional products.

Avon’s business is conducted primarily in one channel, direct selling. Avon’s reportable segments are based on geographic operations in four regions: Europe, Middle East & Africa; South Latin America; North Latin America; and Asia Pacific. All of Avon’s consolidated revenue is derived from operations of subsidiaries outside of the United States.

As of the date hereof, Avon’s headquarters and principal executive offices are located at Building 6, Chiswick Park, London W4 5HR, United Kingdom, telephone: + 44-1604-232425. Avon’s website address is: avonworldwide.com/.

Natura &Co Holding

Upon the occurrence of a contribution by the shareholders of Natura Cosméticos who have entered into the Natura Founders’ Voting and Support Agreement (the “Founders”), or who have executed joinders to such agreement, and who will contribute to Natura &Co Holding a number of shares corresponding to at least approximately 54.34% and up to approximately 57.3% of the share capital of Natura Cosméticos (the “Founders Contribution”), and Natura &Co Holding will be an affiliate of Natura Cosméticos. On January 21, 2019, Natura &Co Holding was incorporated under the laws of Brazil as a corporation (sociedade anônima), having its registered office at business in the city of São Paulo, state of São Paulo, at Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A, Parque Anhanguera, 05106-000, Brazil, enrolled with the Brazilian taxpayers’ registry (Cadastro Nacional de Pessoas Jurídicas — CNPJ) under No. 32.785.497/0001-97, for the purpose of entering into the Merger Agreement.

Natura &Co Holding has not conducted any business operations other than those that are incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. As of the date of this proxy statement/prospectus, Natura &Co Holding does not beneficially own any Avon Shares or Natura Cosméticos Shares. Following the completion of the transactions contemplated by the Merger Agreement, Avon and Natura &Co will each become wholly owned subsidiaries of Natura &Co Holding, and it is expected that Natura &Co Holding Shares will be listed on the B3 and that Natura &Co Holding ADSs will be listed on the NYSE.

As of the date hereof, the principal executive offices of Natura &Co Holding are located at Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A, Parque Anhanguera, São Paulo, São Paulo 05106-000, Brazil, telephone: +55 11 4446-4200.

Risk Factors

The transactions contemplated by the Merger Agreement involve risks, some of which are related to such transactions themselves and others of which are related to Natura &Co’s and Avon’s respective businesses and to investing in and ownership of Natura &Co Holding ADSs and Natura &Co Holding Shares following the consummation of such transactions, assuming they are completed. In considering the transactions contemplated by the Merger Agreement, you should carefully consider the information about these risks set forth under the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 37 of this proxy statement/prospectus together with the other information included in or incorporated by reference into this proxy statement/prospectus.

The Transaction and the Merger Agreement

The Merger Agreement provides that, subject to the terms and conditions described therein, and upon consummation of all of the transactions contemplated thereby, Avon and Natura Cosméticos will each become wholly owned subsidiaries of Natura &Co Holding, and each of Avon and Natura Cosméticos will cease to have its own shares traded on a stock exchange. The terms and conditions of the contemplated transactions are contained in the Merger Agreement, which is described in this proxy statement/prospectus and which is attached as Annexes A and B incorporated into this proxy statement/prospectus by reference in its entirety. You are encouraged to read the Merger Agreement carefully, as it is the legal document that governs the Transaction. All descriptions in this summary and in this proxy statement/prospectus of the terms and conditions of the proposed transactions are qualified in their entirety by reference to the Merger Agreement.

The Avon Special Meeting

Date, Time and Place of the Avon Special Meeting

The Avon Special Meeting will be held on November 13, 2019, at 10 a.m. New York Time at 1 Avon Place, Suffern, NY 10901.

Record Date; Shares Entitled to Vote

Only holders of record of outstanding Avon Shares at the close of business on October 3, 2019, the Record Date for the Avon Special Meeting fixed by Avon’s board of directors, are entitled to receive notice of, and to vote at, the Avon Special Meeting.

At the close of business on the Record Date, there were approximately 443,014,254 Avon Common Shares outstanding and entitled to vote for an aggregate vote of approximately 443,014,254 (or one vote per share) and 435,000 shares of Avon Preferred Shares outstanding and entitled to vote for an aggregate vote of 87,051,524 (on an as-converted basis). Holders of Avon Common Shares and Avon Preferred Shares will vote together as a single class on all matters being presented in this proxy statement/prospectus for an aggregate of, as of the close of business on the Record Date, approximately 530,065,778 votes.

Quorum

The presence at the meeting, in person or by proxy, of the holders of a majority of the Avon Shares outstanding as of the close of business on the Record Date and entitled to vote at the Avon Special Meeting will constitute a quorum for the Avon Special Meeting. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Avon Special Meeting. A quorum is necessary to transact business at the Avon Special Meeting. At any adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting. If a quorum is not present, the Avon Special Meeting may be adjourned to allow additional time to solicit proxies or votes. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

Required Vote

Approval of the Transaction Proposal requires the affirmative vote of the holders of two-thirds of the outstanding Avon Shares entitled to vote on the matter at the Avon Special Meeting, voting together as a single class on an as-converted basis. Votes to abstain will have the same effect as votes “AGAINST” the approval of the Transaction Proposal.

Approval of each of the Advisory Compensation Proposal and the Adjournment Proposal requires the affirmative vote of a majority of votes cast thereon, voting together as a single class on an as-converted basis. “Votes cast” means the votes actually cast “FOR” or “AGAINST” a particular proposal, whether in person or by proxy. An abstention will not constitute a vote cast. If a holder of outstanding Avon Shares entitled to vote fails to submit a valid proxy or to vote in person at the Avon Special Meeting or votes to abstain, it will have no effect on the approval of the Advisory Compensation Proposal or the Adjournment Proposal.

For additional information, see the section of this proxy statement/prospectus entitled “The Avon Special Meeting.”

Merger Consideration

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, upon the completion of the Transaction:

•

each Avon Common Share issued and outstanding immediately prior to the consummation of the Transaction (other than as provided in the Merger Agreement) will be automatically converted into the ultimate right to receive, at the election of the holder thereof, (i) 0.300 (which exchange ratio was adjusted in accordance with the terms of the Merger Agreement in connection with the profit capitalization described in the section of this proxy statement/prospectus entitled “The Transaction—Overview—Preparatory Step—Profit Capitalization” and was further adjusted pursuant to the terms of the Agreement) validly issued and allotted, fully paid-up Natura &Co Holding ADSs against the deposit of two Natura &Co Holding Shares, subject to adjustment in accordance with the terms of the

Merger Agreement, and any cash in lieu of fractional Natura &Co Holding ADSs or (ii) 0.600 (which exchange ratio was adjusted from 0.300 in accordance with the terms of the Merger Agreement in connection with the profit capitalization described in the section of this proxy statement/prospectus entitled “The Transaction—Overview—Preparatory Step—Profit Capitalization” and which adjusted exchange ratio was reflected in the Amendment) validly issued and allotted, fully paid-up Natura &Co Holding Shares, subject to adjustment in accordance with the terms of the Merger Agreement, and any cash in lieu of fractional Natura &Co Holding Shares; and

•

each Avon Preferred Share issued and outstanding immediately prior to the consummation of the Transaction (other than as provided in the Merger Agreement) will be automatically converted into the right to receive an amount in cash without interest equal to the Stated Value (as defined in Avon’s certificate of incorporation) of such Avon Preferred Share. As of the Record Date, the Stated Value was U.S.$1,195.42.

For more information on the merger consideration, see the section of this proxy statement/prospectus entitled “Transaction Documents—Merger Agreement—Merger Consideration.”

Exchange Ratio for Shareholders of Natura Cosméticos

Natura Cosméticos has formed a Special Independent Committee to negotiate the share exchange ratio in accordance with the CVM’s Guideline Opinion No. 35/2008 (Parecer de Orientação CVM 35/08). The Special Independent Committee is composed by Mr. Gilberto Mifano, Mr. Fabio Colletti Barbosa and Mr. Roberto de Oliveira Marques. Immediately before the Merger of Shares, Natura &Co Holding’s sole assets will be the common shares of Natura Cosméticos (the “Natura Cosméticos Shares”), other than the amount in cash contributed to Natura &Co Holding by the shareholders of Natura Cosméticos who have entered into the Natura Founders’ Voting and Support Agreement (the “Founders”) (such cash being referred to as the “Founders Cash Contribution”) to be used for the payment by Natura &Co Holding of the corporate income tax that may be assessed on the special equity reserve classified jointly with the capital reserves to be accounted for as a result of the Founders Contribution. It is expected that the Special Independent Committee will recommend that each share of Natura Cosméticos be exchanged for one share of Natura &Co Holding. Based on the recommendation of the Special Independent Committee, each of the Board of Directors of Natura Cosméticos and Natura &Co Holding will determine the final share exchange ratio.

For more information, see the section of this proxy statement/prospectus entitled “The Transaction—Overview.”

Reasons for the Proposed Transaction

The board of directors of each of Avon and Natura Cosméticos considered a number of factors in making their respective determinations that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of each of Avon and Natura Cosméticos, respectively, and their respective shareholders. After careful consideration, the Avon board of directors has (i) approved, adopted and declared advisable the Merger Agreement and all of the transactions contemplated by the Merger Agreement, (ii) declared that it is fair to and in the best interests of Avon and its shareholders that Avon enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement and (iii) directed that the Merger Agreement be submitted to the shareholders of Avon and recommended that the shareholders of Avon vote their Avon Shares in favor of the adoption of the Merger Agreement at the Avon Special Meeting (such recommendation, the “Avon Board Recommendation”). After due consideration and discussion of such factors, the board of directors of Natura Cosméticos unanimously approved the execution of the Merger Agreement and the authorization for its executive officers to implement the transactions contemplated by the Merger Agreement.

For more information on the reasons underlying the decision by the board of directors of Avon and Natura Cosméticos, respectively, to approve the transactions contemplated by the Merger Agreement, see the sections of this proxy statement/prospectus entitled “The Transaction—Recommendation of the Avon Board of Directors; Avon’s Reasons for the Transaction” and “The Transaction—Natura Cosméticos’s Reasons for the Proposed Transaction.”

Opinion of Avon’s Financial Advisor

Avon retained GSI (as defined below) as its financial advisor in connection with the Transaction. In connection with this engagement, Goldman Sachs (as defined below) was asked to deliver the opinion described below.

Opinion of Goldman Sachs

Goldman Sachs & Co. LLC (“Goldman Sachs”) delivered its opinion to the Avon board of directors that, as of May 22, 2019, and taking into account the Founders Contribution and the Merger of Shares and based upon and subject to the factors and assumptions set forth therein, the Transaction Exchange Ratios, which is defined in the section of this proxy statement/prospectus entitled “The Transaction—Opinion of Avon’s Financial Advisor,” pursuant to the Merger Agreement were fair from a financial point of view to the holders (other than Natura Cosméticos and its affiliates) of Avon Common Shares.

The full text of the written opinion of Goldman Sachs, dated May 22, 2019, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex F and incorporated into this proxy statement/prospectus by reference in its entirety. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Avon board of directors in connection with its consideration of the Transaction. The Goldman Sachs opinion is not a recommendation as to how any holder of Avon Common Shares should vote with respect to the Transaction or any other matter. The summary of Goldman Sachs’ opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ opinion. Pursuant to an engagement letter between Avon and Goldman Sachs International, an affiliate of Goldman Sachs (“GSI”), Avon has agreed to pay GSI (i) an upfront financial advisory fee of U.S.$5 million, payable in installments, commencing from the date of the engagement letter (the “Upfront Fee”), credited against certain other fees payable by Avon to Goldman Sachs or any of its affiliates on unrelated matters, in the event that the Transaction is not consummated and (ii) a transaction fee that is estimated, based on the information available as of the date of announcement of the Transaction, to be approximately U.S.$27 million, less the Upfront Fee, all of which is contingent upon the consummation of the Transaction. The amount of the transaction fee will be finally calculated based on information available at or around the Closing Date, in accordance with the terms of the engagement letter.

For a summary of the opinion of Goldman Sachs and the methodology that Goldman Sachs used to render its opinion, see the section of this proxy statement/prospectus entitled “The Transaction—Opinion of Avon’s Financial Advisor.”

Opinion of the Independent Non-Cerberus Directors’ Financial Advisor

The independent non-Cerberus directors of the Avon board of directors retained PJT Partners (as defined below) as their financial advisor in connection with the Transaction. In connection with this engagement, PJT Partners was asked to deliver the opinion described below.

Opinion of PJT Partners

PJT Partners LP (which we refer to as “PJT Partners”) was retained by the independent non-Cerberus directors of the Avon board of directors to act as their financial advisor in connection with the Transaction and, upon the independent non-Cerberus directors’ request, to render its financial opinion to the independent non-Cerberus directors in connection therewith. The independent non-Cerberus directors selected PJT Partners to act as their financial advisor based on PJT Partners’ qualifications, expertise and reputation, its knowledge of the industry and expertise in the valuation of businesses and securities in connection with mergers and acquisitions. On May 22, 2019, PJT Partners rendered its oral opinion (which was subsequently confirmed in writing) to the independent non-Cerberus directors, that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Exchange Ratio in connection with the Transaction was fair to the holders of Avon Common Shares (other than Natura Cosméticos or its affiliates who are holders of Avon Common Shares) from a financial point of view.

The full text of PJT Partners’ written opinion delivered to the independent non-Cerberus directors, dated May 22, 2019, is attached as Annex G and incorporated into this proxy statement/prospectus by reference in its entirety. PJT Partners’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by PJT Partners in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. PJT Partners provided its opinion to the independent non-Cerberus directors, in their capacity as such, in connection with and for the purposes of their evaluation of the Transaction only and PJT Partners’ opinion is not a recommendation as to any action the independent non-Cerberus directors or the Avon board of directors should take with respect to the Transaction or any aspect thereof. The opinion does not constitute a recommendation to any holder of any shares of Avon Common Shares as to how any shareholder should vote or act with respect to the Transaction or any other matter. The summary of PJT Partners’ opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of PJT Partners’ opinion.

For a summary of PJT Partners’ opinion and the methodology that PJT Partners used to render its opinion, see the section of this proxy statement/prospectus entitled “The Transaction—Opinion of the Independent Non-Cerberus Directors’ Financial Advisor.”

Regulatory Approvals Required for the Transaction

Closing of the Transaction is subject to the receipt of certain regulatory approvals specified in the Merger Agreement. This includes approval (or deemed approval by expiration of the applicable waiting period) by the CADE and by regulators in Albania, Chile, Colombia, the European Union, Mexico, the Philippines, Russia, South Africa, Turkey, Serbia and Ukraine, as required under the terms of the Merger Agreement, having been obtained or received. In addition to the receipt of regulatory approvals required under the terms of the Merger Agreement, the approval of regulators in Namibia will also be sought prior to the closing of the Transaction. Avon and the Natura Entities have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement as promptly as reasonably practicable. Avon and Natura Cosméticos are in the process of completing the filing of applications and notifications to obtain the required regulatory approvals. The Transaction cannot be consummated until the closing conditions relating to applicable filings and clearances under antitrust laws in the relevant jurisdictions have been satisfied or waived.

For a description of the required antitrust filings and clearances, see the section of this proxy statement/prospectus entitled “Regulatory Matters” and for a description of the standard of efforts required by Avon and the Natura Entities to consummate the transactions contemplated by the Merger Agreement, see the section of this proxy statement/prospectus entitled “Transaction Documents—Merger Agreement—Efforts to Complete the Merger.”

Shareholder Approval of Natura Entities

Natura Cosméticos shareholders and Natura &Co Holding shareholders will also be asked to approve certain terms relating to the Transaction and any other matters related thereto at a series of extraordinary general meetings of Natura Cosméticos shareholders and Natura &Co Holding shareholders. See also “The Transaction—Shareholder Approval of Natura Entities” and “The Transaction—Withdrawal Rights for Natura Cosméticos Shareholders.”

Please note that this document is not a proxy or solicitation of votes for the Natura Cosméticos Extraordinary General Meeting or any extraordinary general meeting of the shareholders of Natura &Co Holding that will be held in connection with the Transaction.

Withdrawal Rights for Natura Cosméticos Shareholders

Dissenting shareholders at the extraordinary general meeting for the Natura Cosméticos Shareholder Approval (as defined below) shall have withdrawal rights at a price based on net equity book value of Natura Cosméticos. Considering that immediately before the Merger of Shares Natura &Co Holding’s sole assets will be the shares in Natura Cosméticos (other than the cash contribution in the exact amount required to fund the payment by Natura &Co Holding of the corporate income tax to be assessed on the capital reserve to be accounted for as a result of the Founders Contribution), Natura Cosméticos was granted, on September 11, 2019, a waiver from the CVM of the requirement for preparation of appraisal reports of net equity at market value of Natura Cosméticos and Natura &Co Holding for purposes of the comparison required by article 264 of the Brazilian Corporation Law, as such comparison would result in the same share exchange ratio for the non-controlling shareholders.

Withdrawal rights will be available for shareholders that hold Natura Cosméticos Shares, uninterruptedly, from May 22, 2019 (inclusive), which is the date of release of the Material Fact announcing the Transaction, until the date of the actual exercise of the withdrawal right (inclusive).

Natura Cosméticos shareholders shall have the right to exercise their withdrawal right by providing notice of their intention to do so within the period starting on the date of disclosure of the minutes of the extraordinary general meeting for Natura Cosméticos Shareholder Approval and ending 30 days thereafter (inclusive), and provided that the relevant shareholder (i) does not vote in favor of the Transaction, (ii) abstains from voting with respect to the Transaction or (iii) does not attend the extraordinary general meeting for Natura Cosméticos Shareholder Approval.

As the effectiveness of the resolutions to be voted on at the extraordinary general meeting for the Natura Cosméticos Shareholder Approval will be subject to the Avon Shareholder Approval having been obtained, withdrawal rights will be exercisable only upon confirmation that the Avon Shareholder Approval was granted on the same date.

Any exercise by the shareholders of Natura Cosméticos of their withdrawal rights in relation to the Transaction is not expected to have a material impact on Natura Cosméticos’s financial condition nor on the consummation of the Transaction. The controlling shareholders of Natura Cosméticos have the necessary ownership interest and voting power to approve and consummate the Transaction irrespective of any such vote.

No Appraisal Rights for Avon Common Shareholders

Under the NYBCL, Avon common shareholders are not entitled to exercise any appraisal or dissenters’ rights in connection with the Transaction. The NYBCL provides for appraisal rights under certain circumstances. Among other exceptions, appraisal rights are not available to a shareholder for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to vote upon the plan of merger or consolidation, were listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

No Solicitation of an Avon Acquisition Proposal; Avon Adverse Recommendation Change

The Merger Agreement places certain restrictions on Avon’s ability to take certain actions with respect to Avon Acquisition Proposals (as defined in the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—No Solicitation of an Avon Acquisition Proposal; Avon Adverse Recommendation Change”), including (i) soliciting Avon Acquisition Proposals, (ii) entering into discussions relating to Avon Acquisition Proposals, (iii) amending or granting waivers or releases under any standstill or similar agreements with respect to any class of equity securities of Avon or any of its subsidiaries (unless Avon’s board of directors determines after considering advice from outside legal counsel that the failure to waive or release such provision would be inconsistent with its fiduciary duties under applicable law), (iv) making an Avon Adverse Recommendation Change (as defined in the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—No Solicitation of an Avon Acquisition Proposal; Avon Adverse Recommendation Change”) or (v) entering into agreements relating to Avon Acquisition Proposals.

The Merger Agreement also provides that subject to certain requirements being met, prior to obtaining the Avon Shareholder Approval, but in no event after the Avon Shareholder Approval is obtained, (i) if Avon receives a written Avon Acquisition Proposal from a third party, which Avon Acquisition Proposal did not result from a breach of the non-solicit provision of the Merger Agreement, Avon may contact such third party for clarifying the terms and conditions thereof and if Avon’s board of directors determines that such Avon Acquisition Proposal would reasonably be expected to result in an Avon Superior Proposal (as defined in the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—No Solicitation of an Avon Acquisition Proposal; Avon Adverse Recommendation Change”), Avon may engage in discussions with such third party, on the terms and subject to the conditions set forth in the Merger Agreement, (ii) following receipt of an Avon Superior Proposal, Avon’s board of directors may (a) make an Avon Adverse Recommendation Change or (b) terminate the Merger Agreement in accordance with the applicable provisions thereof and (iii) upon the occurrence of an Avon Intervening Event (as defined in the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—No Solicitation of an Avon Acquisition Proposal; Avon Adverse Recommendation Change”), Avon’s board of directors may make an Avon Adverse Recommendation Change on the terms and subject to the conditions set forth in the Merger Agreement.

As of May 22, 2019, the date of the Merger Agreement, Avon was obligated to, and obligated to cause Avon’s subsidiaries and use reasonable best efforts to cause Avon’s and Avon’s subsidiaries respective representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Avon Acquisition Proposal.

For more information on the provisions in the Merger Agreement relating to non-solicitation of Avon Acquisition Proposals and Avon Adverse Recommendation Changes, see the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—No Solicitation of an Avon Acquisition Proposal; Avon Adverse Recommendation Change.”

No Solicitation of a Natura Cosméticos Acquisition Proposal

The Merger Agreement places certain restrictions on Natura Cosméticos’s and Natura &Co Holding’s ability to take certain actions with respect to Natura Acquisition Proposals (as defined in the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—No Solicitation of Natura Acquisition Proposal”), including (i) soliciting Natura Acquisition Proposals, (ii) entering into discussions relating to Natura Acquisition Proposals, (iii) amending or granting waivers or releases under any standstill or similar agreements with respect to any class of equity securities of the Natura Entities or any of their subsidiaries, (iv) (a) withdrawing, revoking or modifying in a manner adverse to Avon, or publicly proposing to withdraw, revoke or modify in a manner adverse to Avon, the approval by the boards of directors of Natura Cosméticos and Natura &Co Holding of the Merger Agreement and the transactions contemplated by the Merger Agreement or (b) recommending, adopting or approving or publicly proposing to recommend, adopt or approve a Natura Acquisition Proposal or (v) entering into an agreement relating to a Natura Acquisition Proposal.

As of May 22, 2019, the date of the Merger Agreement, each of the Natura Entities was obligated to, and obligated to cause its subsidiaries and use reasonable best efforts to cause its and their respective representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Natura Acquisition Proposal.

For more information on the provisions in the Merger Agreement relating to non-solicitation of Natura Acquisition Proposals, see the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—No Solicitation of a Natura Acquisition Proposal.”

Conditions Precedent That Must Be Satisfied or Waived for the Transaction to Occur

As more fully described in this proxy statement/prospectus and as set forth in the Merger Agreement, in addition to obtaining certain required regulatory approvals, closing of the Transaction is subject to certain additional conditions, including, among others, customary conditions relating to (i) obtaining the affirmative vote of the holders of two-thirds of the outstanding Avon Shares voting together as a single class on an as-converted basis (the “Avon Shareholder Approval”) in accordance with applicable law; (ii) approval of the Natura Restructuring and Mergers, including the issuance of the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs constituting Common Stock Consideration and the other transactions contemplated by the Merger Agreement by the affirmative vote of the Founders, which will hold more than half of the voting shares of Natura &Co Holding and Natura Cosméticos in accordance with applicable law; (iii) consummation of the Natura Restructuring in accordance with the terms of the Merger Agreement; (iv) the effectiveness of this proxy statement/prospectus; (v) the approval of the listing of the Natura &Co Holding ADSs on the NYSE, subject to official notice of issuance; (vi) the approval of the listing of the Natura &Co Holding Shares on the B3 stock exchange in Brazil under the Novo Mercado segment, subject to official notice of issuance; (vii) the parties’ representations and warranties being true and correct (subject to certain exceptions); and (viii) the parties having performed in all material respects their respective obligations under the Merger Agreement.

For more information on the conditions precedent that must be satisfied or waived for the Transaction to occur, see the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—Conditions to the Mergers.”

Termination of the Merger Agreement

The Merger Agreement provides for certain mutual termination rights of Avon and Natura Cosméticos, including the right of either party to terminate the Merger Agreement if the Transaction is not consummated by July 22, 2020 (the “End Date”). Either party may also terminate the Merger Agreement if the requisite approval of Avon’s shareholders has not been obtained at the Avon Special Meeting or if applicable law or an order permanently prohibits consummation of the Transaction or any of the other transactions contemplated by the Merger Agreement.

In addition, Natura Cosméticos may, prior to the Avon shareholder approval being obtained, terminate the Merger Agreement if (i) Avon’s board of directors changes its recommendation with respect to the transactions contemplated by the Merger Agreement, (ii) a competing acquisition proposal has been announced and Avon’s board of directors fails to publicly reaffirm its recommendation of the transactions contemplated by the Merger Agreement in certain circumstances or (iii) Avon materially and intentionally breaches certain obligations not to solicit a competing acquisition proposal or to provide Natura Cosméticos with match rights. Avon may also terminate the Merger Agreement (i) to enter into an agreement concerning an Avon Superior Proposal, subject and conditioned upon payment of a certain termination fee to Natura Cosméticos, as described below, (ii) if requisite approvals of Natura Cosméticos’s or Natura &Co Holding’s shareholders for effecting the Natura Restructuring have not been obtained or (iii) if the Founding Controlling Parent Shareholders have not voted their Natura Cosméticos shares in favor of the Natura Restructuring and the Mergers at a pre-meeting under the Founding Controlling Parent Shareholders’ existing shareholders’ agreement, in the case of clauses (ii) and (iii), within the timeframes specified in the Merger Agreement.

For more information on termination of the Merger Agreement, see the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—Termination of the Merger Agreement.”

Termination Fees

Avon will be obligated to pay Natura Cosméticos a termination fee equal to U.S.$78.6 million if the Merger Agreement is terminated (i) by Natura Cosméticos if Avon’s board of directors (x) changes its recommendation of the transactions contemplated by the Merger Agreement or (y) fails to publicly reaffirm its recommendation of such transactions after public announcement of a competing acquisition proposal in certain circumstances, (ii) by Natura Cosméticos if Avon materially and intentionally breaches certain covenants to not solicit alternative proposals or to provide match rights to Natura Cosméticos, (iii) by Avon, in order to enter into a definitive written agreement concerning an Avon Superior Proposal, (iv) by Avon or Natura Cosméticos if the requisite approval from Avon’s shareholders has not been obtained at a duly convened meeting of Avon’s shareholders (including any adjournment or postponement thereof) at a time when Avon’s board of directors changed its recommendation of the Transaction, (v) by Avon or Natura Cosméticos if the requisite approval from Avon’s shareholders has not been obtained at a duly convened meeting of Avon’s shareholders (including any adjournment or postponement thereof) and, prior to Avon’s shareholder meeting, a competing acquisition proposal has been publicly made, and within 12 months following the date of termination of the Merger Agreement, Avon enters into a definitive agreement with respect to certain acquisition proposals or consummates certain acquisition proposals or (vi) by Avon or Natura Cosméticos if the Merger Agreement is not consummated by the End Date, and, prior to termination, a competing acquisition proposal shall have been publicly made, and within 12 months following the date of termination, Avon enters into a definitive agreement with respect to certain acquisition proposals or consummates certain acquisition proposals, provided that Avon shall not be required to pay such fee if, at the time of termination, the requisite approval of Avon’s shareholders has been obtained, but the regulatory approval condition has not been satisfied or applicable law or an order prohibits the consummation of the Transaction.

Natura Cosméticos or Natura &Co Holding will be obligated to pay Avon a termination fee equal to U.S.$133 million if the Merger Agreement is terminated because (i) the transactions contemplated by the Merger Agreement are not consummated by the End Date and at the time of such termination all conditions to closing are satisfied or would be satisfied but the regulatory approval condition has not been satisfied, or competition law or an order with respect to competition law prohibits the consummation of such transactions or (ii) there is any competition law or an order with respect to competition law that permanently prohibits or makes illegal consummation of any of the transactions contemplated by the Merger Agreement, and such applicable law or order is final and non-appealable and, at the time of such termination, all conditions to Avon’s obligations to closing are satisfied or would be satisfied. Natura Cosméticos or Natura &Co Holding will also be obligated to pay Avon a fee equal to U.S.$242 million if the Merger Agreement is terminated because (i) Natura Cosméticos or Natura &Co Holding shareholder approvals effecting the Natura Restructuring have not been obtained (ii) the Founding Controlling Parent Shareholders have not voted their Natura Cosméticos Shares in favor of the Natura Restructuring and the Mergers at a pre-meeting under the Founding Controlling Parent Shareholders’ existing shareholders’ agreement, in each case, within the timeframes specified in the Merger Agreement.

For more information on termination fees, see the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—Termination Fees.”

The Natura Founders’ Voting and Support Agreement

On May 22, 2019, concurrently with the execution of the Merger Agreement, the Founders entered into a Voting and Support agreement (the “Natura Founders’ Voting and Support Agreement”) with Avon, Natura Cosméticos and Natura &Co Holding. All of the shares issued and outstanding of Natura Cosméticos and Natura &Co Holding held directly or indirectly by the Founders subject to the Natura Founders’ Voting and Support Agreement (the “Founders’ Shares”) constituted approximately 50.5% of the total voting capital stock of Natura Cosméticos and 100% of the capital stock of Natura &Co Holding, in each case, as of May 22, 2019. Pursuant to the Natura Founders’ Voting and Support Agreement, the Founders have agreed to perform or cause to be performed all necessary and advisable acts, as shareholders and directors of Natura Cosméticos and Natura &Co Holding to, among other things, (i) approve and complete the Founders Contribution and (ii) approve and, to the extent within their power, complete the Merger of Shares and the Mergers, including in each case voting in favor of the transactions as directors and shareholders and cooperating and assisting with necessary, proper or advisable filings and procedures to complete the transactions contemplated by the Merger Agreement under applicable law.

Additionally, on May 27, 2019, the following shareholder members of the controlling block also executed joinder agreements to the Natura Founders’ Voting and Support Agreement: Maria Heli Dalla Colleta De Mattos, Fabio Dalla Colletta de Mattos and Gustavo Dalla Colletta De Mattos, who collectively hold approximately 3.84% of Natura Cosméticos.

Further, the Founders have also agreed not to solicit or take any action to facilitate the submission of an alternate acquisition proposal for Natura Cosméticos, including by refraining from discussing or providing information to any person in connection with such a proposal. The Founders also agreed not to, among other things, sell, transfer or encumber any Founders’ Shares.

The Natura Founders’ Voting and Support Agreement will terminate upon the termination of the Merger Agreement, other than a termination arising from a violation of the Natura Founders’ Voting and Support Agreement.

The Cerberus Investor Voting and Support Agreement

On May 22, 2019, concurrently with the execution of the Merger Agreement, Cleveland Apple Investor L.P. (“Cerberus Investor”), an affiliate of Cerberus Capital Management L.P. (“Cerberus”), entered into a Voting and Support Agreement (the “Cerberus Investor Voting and Support Agreement”) with Natura Cosméticos and Merger Sub I. As of the Record Date, the Avon Shares subject to the Cerberus Investor Voting and Support Agreement constituted approximately 16.42% of the total outstanding Avon Shares entitled to vote at the Avon Special Meeting on an as-converted basis. Pursuant to the Cerberus Investor Voting and Support Agreement, Cerberus Investor has agreed to, among other things, (i) vote the Avon Preferred Shares held by it, and any other shares of capital stock of Avon held by Cerberus Investor and certain of its affiliates (the “Cerberus Shares”), in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby, (ii) vote the Cerberus Shares in favor of any proposal to adjourn or postpone a meeting of shareholders to a later date to solicit additional proxies in favor of the adoption of the Merger Agreement and (iii) vote against alternate acquisition proposals for Avon or any other action that would reasonably be expected to materially delay or prevent the consummation of the Mergers and the other transactions contemplated by the Merger Agreement.

Further, Cerberus Investor has also agreed not to solicit or take any action to facilitate the submission of an alternate acquisition proposal for Avon and refraining from discussing or providing non-public information to any person seeking to make or that has made a proposal. Cerberus Investor has also agreed not to, among other things, sell, transfer or encumber any Cerberus Shares, subject to certain exceptions.

The Cerberus Investor Voting and Support Agreement will terminate upon (i) the termination of the Merger Agreement in accordance with its terms, (ii) any change to the terms of the Merger Agreement not approved by Cerberus Investor that changes the form or amount of consideration payable with respect to the shares held by Cerberus Investor or its affiliates or is by its terms materially adverse to Cerberus Investor and (iii) the effective time of the First Merger.

Material U.S. Tax Considerations

The Transaction. The Transaction is intended to qualify as a transaction described in Section 351(a) of the Code, generally with no gain or loss recognition to U.S. holders of Avon Common Shares for U.S. federal income tax purposes. The Transaction is not expected to result in gain being recognized by a U.S. holder of Avon Common Shares because of the application of Section 367(a)(1) of the Code, other than with respect to any holder of Avon Common Shares that would be a “five-percent transferee shareholder” of Natura &Co Holding (within the meaning of U.S. Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) following the Transaction and that does not enter into a five-year gain recognition agreement in the form provided in U.S. Treasury Regulations Section 1.367(a)-8(c) (a “Gain Recognition Agreement”; and the tax treatment described in this paragraph, the “Intended U.S. Tax Treatment”).

It is the opinion of Baker & McKenzie LLP, acting as counsel to Natura &Co Holding, that for U.S. federal income tax purposes, the Transaction should qualify for the Intended U.S. Tax Treatment. No opinion is expressed with respect to any non-income tax consequences or any foreign, state or local tax consequences. Assuming the Transaction qualifies for the Intended U.S. Tax Treatment, a U.S. holder of Avon Common Shares generally will not recognize any gain or loss upon receipt of Natura &Co Holding Shares or Natura &Co Holding ADSs in exchange for Avon Common Shares in the Transaction, except with respect to any cash received in lieu of fractional Natura &Co Holding Shares or Natura &Co Holding ADSs. If the Intended U.S. Tax Treatment were to be challenged by the IRS and such challenge were to be sustained, then each U.S. holder of Avon Common Shares would recognize gain (and might not be allowed to recognize loss) equal to the difference between the (1) the sum of the fair market value of the Natura &Co Holding Shares or Natura &Co Holding ADSs and any cash received in lieu of fractional Natura &Co Holding Shares or Natura &Co Holding ADSs and (2) its tax basis in the Avon Common Shares surrendered in exchange therefor, as calculated separately for each block of Avon Common Shares.

There are factual uncertainties concerning the Intended U.S. Tax Treatment. In particular, Section 367(a) of the Code and the applicable U.S. Treasury Regulations promulgated thereunder require that in order for U.S. holders of Avon Common Shares to avoid recognizing gain on the exchange of their Avon Common Shares in the Transaction, certain requirements must be met, including that the fair market value of Natura &Co Holding equal or exceed that of Avon on the Closing Date. The determination of fair market value for this purpose is complex and involves certain factual uncertainties, including taking into account several factors in addition to the estimated ratio of ownership of Natura &Co Holding Shares or Natura &Co Holding ADSs by Avon Shareholders following the Transaction, which is expected to be approximately 24% (the “Estimated Ownership Ratio”). If on the Closing Date the fair market value of Avon were found to exceed that of Natura &Co Holding for purposes of Section 367(a), a U.S. holder of Avon Common Shares would recognize gain (but not loss) based on the amount such U.S. holder realizes in the Transaction, as calculated separately for each block of Avon Common Shares. Moreover, receipt of an opinion from counsel to the effect that the Transaction should qualify for the Intended U.S. Tax Treatment is not a closing condition to the Transaction, and none of Avon, Natura &Co Holding, Natura Cosméticos, Merger Sub I or Merger Sub II intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Transaction.

Non-U.S. holders of Avon Common Shares will generally not be subject to U.S. federal income tax on any gain recognized in the Transaction. For more information on U.S. taxation considerations, see the section of this proxy statement/prospectus entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations.”

TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE TRANSACTION TO EACH HOLDER OF AVON COMMON SHARES MAY DEPEND ON SUCH SHAREHOLDER’S PARTICULAR FACTS AND CIRCUMSTANCES. HOLDERS OF AVON COMMON SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS TO UNDERSTAND FULLY THE TAX CONSEQUENCES TO THEM OF THE TRANSACTION.

Brazilian Taxation

For more information on Brazilian taxation considerations, see the section of this proxy statement/prospectus entitled “Material Tax Considerations—Material Brazilian Tax Considerations.”

Accounting Treatment of the Transaction

The Transaction will be accounted for by Natura &Co Holding under the acquisition method of accounting, under IFRS, with Natura Cosméticos being the accounting acquirer for financial reporting purposes. Under the acquisition method of accounting, Natura &Co Holding will record the tangible and intangible assets acquired and liabilities assumed of Avon at their fair values. For a more detailed discussion of the accounting treatment of the Transaction, see the section of this proxy statement/prospectus entitled “The Transaction—Accounting Treatment of the Transaction.”

Treatment of Equity and Equity-Based Awards

Each award of Avon Stock Options and Avon SARs outstanding at the effective time of the Transaction will be canceled at the effective time of the Transaction in exchange for the right to receive an amount in cash equal to the aggregate spread value of such award. Each award of Avon RSUs, Avon PSUs and Avon Restricted Stock outstanding at the effective time of the Transaction will be converted at the effective time of the Transaction into an award representing a number of Natura &Co Holding Shares that will generally be subject to the same terms and conditions as the related award of Avon RSUs, Avon PSUs or Avon Restricted Stock (including service-based vesting conditions but not performance-based vesting conditions). The number of Natura &Co Holding Shares subject to converted Avon PSU awards will be determined by assuming that applicable performance goals have been attained at target level. Any equity award granted after May 22, 2019 shall be subject to pro-rata vesting (as described in the applicable award agreement) upon certain terminations of the award holder’s employment. For more information on treatment of equity and equity-based awards, see the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Treatment of Equity and Equity-based Awards.”

Treatment of Cash Long-Term Incentive Awards

In connection with the Transaction, outstanding Avon Cash LTI Awards will continue to remain outstanding after the Transaction. Avon Cash LTI Awards that are subject to service-based vesting conditions (“Avon Time-Based Cash LTI Awards”) will continue to be subject to such service-based vesting conditions. However, any such Avon Cash LTI Award that is subject to performance-based vesting (each, an “Avon Performance Cash LTI Award”) will be converted into an Avon Time-Based Cash LTI Award assuming, for purposes of determining the amount payable in respect of such Avon Performance Cash LTI Award after such conversion, that applicable performance goals have been attained, as of the end of the applicable performance period, at the level at which such performance goals have been attained as of the closing (determined by Avon using good faith methodology subject to review and approval by Natura Cosméticos). Any payments in respect of Avon Cash LTI Awards that are granted as part of Avon’s 2019 long-term incentive program (or that are granted after the signing of the Merger Agreement with a payment calculation methodology that is similar that of the Avon Cash LTI Awards granted under the 2019 long-term incentive program) will equal (x) the grant date value of such award (or, in the case of any Avon Performance Cash LTI Award, the value of such award determined as of the closing, as described above) multiplied by (y) a fraction, the numerator of which is the greater of (1) the NYSE closing price of an Avon Common Share on the day immediately prior to the Closing Date and (2) an amount equal to U.S.$13.91 multiplied by the Exchange Ratio, and the denominator of which is the closing price of an Avon Common Share on the grant date. Any Avon Cash LTI Award granted after May 22, 2019 shall be subject to pro-rata vesting (as described in the applicable award agreement) upon certain terminations of the award holder’s employment. For more information on treatment of cash long-term incentive awards, see the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Treatment of Cash Long-Term Incentive Awards.”

Interests of Certain Persons in the Transaction

Avon shareholders should be aware that Avon directors and executive officers have interests in the Transaction that may be different from, or in addition to, the interests of Avon shareholders. The material interests of Avon directors and executive officers that shareholders should be aware of are as follows: (A) certain equity awards held by directors and executive officers will be subject to accelerated vesting and payment in connection with the Transaction or, in the case of Avon equity awards that are not subject to such accelerated vesting and payment, and that are instead converted into awards in respect of Natura & Co Holding Shares in connection with the Transaction, such converted awards will be subject to accelerated vesting and payment upon a qualifying termination of employment following the Transaction, (B) certain Avon executive officers will be eligible to receive enhanced severance upon a qualifying termination of employment following the Transaction, (C) performance-based long-term cash incentive awards held by certain executive officers will be converted into time-based awards and all long-term cash incentive awards (including those performance-based long-term cash incentive awards that are converted into time-based awards) will be subject to accelerated vesting upon a qualifying termination of employment following the Transaction, (D) executive officers will be eligible to receive a pro-rata payment of their annual bonuses upon a qualifying termination of employment, including in connection with a change in control transaction such as the Transaction, (E) certain executive officers and directors will receive payment of compensation previously deferred under Avon’s deferred compensation plans, (F) the indemnification of former Avon directors and executive officers by a subsidiary of Natura &Co Holding, (G) certain Avon executive officers will be eligible to receive an enhanced benefit under the Avon Benefit Restoration Plan upon a qualifying termination of employment following the Transaction, (H) certain executive officers will be eligible to receive repatriation benefits covering the cost of return to their home country upon qualifying terminations of employment, including in connection with a change in control transaction such as the Transaction, (I) certain sign-on bonuses awarded to an executive officer will be accelerated upon a qualifying termination of employment, including in connection with a change in control transaction such as the Transaction, (J) the potential continued engagement and/or employment, as applicable, following the Transaction of certain Avon directors and executive officers and (K) the engagement following the Transaction of certain Avon directors as directors on the Natura &Co Holding board of directors. As of the date of this filing, there are no specific employment, equity or other agreements, arrangements or understandings between any of Avon’s directors or executive officers and Natura Cosméticos, Natura &Co Holding and their respective subsidiaries

Avon’s board of directors was aware of the potentially differing interests of Avon directors and executive officers and considered them, among other matters, in reaching its decision to adopt the Merger Agreement, and to recommend that you vote in favor of the Transaction Proposal.

These interests are described in more detail and quantified under the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Interests of Avon’s Directors and Executive

Officers in the Transaction.” Avon’s shareholders should take these interests into account in deciding whether to vote “FOR” the Transaction Proposal.

For further information with respect to arrangements between Avon and its executive officers and directors, as well as arrangements for Natura &Co Holding director nominees, see the information included under the section of this proxy statement/prospectus entitled “Interests of Certain Persons in the Transaction.”

Board of Directors and Management of Natura &Co Holding Following Completion of the Transaction

Upon the closing of the transactions contemplated by the Merger Agreement, Natura &Co Holding’s board of directors will consist of 13 members and be composed as follows: (i) three directors mutually agreed by Avon and Natura Cosméticos at closing, which directors shall be individuals who were members of Avon’s board of directors as of May 22, 2019 (the date the Merger Agreement was entered into), and (ii) ten directors designated by Natura Cosméticos.

Out of the members of the Board of Directors, at least two members or 20% of the members, whichever is higher, must be independent directors, as defined in the Novo Mercado Rules. The qualification of the members appointed as independent directors will be resolved upon at the shareholders’ meeting that elects such independent directors. A director elected as permitted under Article 141, Paragraphs 4 and 5 of Law No. 6,404/76 will also be deemed an independent director if there is a controlling shareholder. Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the number of directors will be rounded to the whole number immediately higher.

The number of directors to be elected for the upcoming term will be decided by a majority vote at the relevant shareholders’ meeting. A shareholder or a group of shareholders representing at least 10% of the share capital of Natura &Co Holding may separately elect up to one additional director. Additionally, shareholders representing a percentage of the share capital of Natura &Co Holding of between 5% and 10% (depending on the aggregate value of capital stock of Natura &Co Holding at such time, pursuant to the applicable CVM ruling) may request that the election of directors be subject to cumulative voting proceedings, as provided for in article 141 of the Brazilian Corporation Law and CVM Ruling 165.

Listing of Natura &Co Holding Shares

In connection with the closing of the Transaction, Natura &Co Holding has applied to list the Natura &Co Holding Shares on the B3. It is a condition to the parties’ obligations to effect the Transaction that the Natura &Co Holding Shares be approved for listing on the B3. There can be no assurance that the Natura &Co Holding Shares will be accepted for trading on the B3.

For more information regarding the listing and trading of Natura &Co Holding Shares, see the information included under the section “Information Required by B3 from Companies Listed on the Novo Mercado.”

Listing of Natura &Co Holding ADSs

Natura &Co Holding will apply to list the Natura &Co Holding ADSs on the NYSE. It is a condition to the parties’ obligations to effect the Transaction that the Natura &Co Holding ADSs be authorized for listing on the NYSE, but such listing is subject to Natura &Co Holding fulfilling all of the listing requirements of the NYSE including the required official notice of issuance. There can be no assurance that the Natura &Co Holding ADSs will be accepted for trading on the NYSE.

Delisting and Deregistration of Avon Common Shares

After the Transaction is completed, the Avon Common Shares will be delisted from the NYSE and will be deregistered under the Exchange Act, after which Avon will no longer be required under SEC rules and regulations to file periodic reports with the SEC with respect to Avon Common Shares.

Comparison of the Rights of Holders of Natura &Co Holding Shares, Natura Cosméticos Shares and Avon Shares

As a result of the Transaction, the holders of Avon Common Shares will become holders of Natura &Co Holding Shares, and their rights will be governed by Brazilian Law and the Natura &Co Holding Bylaws. Following the closing of the Transaction, former Avon shareholders will have different rights as Natura &Co Holding shareholders than they did as Avon shareholders. For a summary of the material differences between the rights of Avon shareholders and Natura Cosméticos shareholders, see the section of this proxy statement/prospectus entitled “Comparison of The Rights of Holders of Natura &Co Holding Shares, Natura Cosméticos Shares and Avon Shares.”

Selected Financial Data of Natura &Co

For information on selected financial data of Natura &Co, see the section of this proxy statement/prospectus entitled “Selected Financial Data of Natura &Co.”

Selected Financial Data of Avon

For information on selected financial data of Avon, see the section of this proxy statement/prospectus entitled “Selected Financial Data of Avon.”

Unaudited Pro Forma Condensed Financial Information

For information on unaudited pro forma condensed financial information, see the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Financial Information.”

Comparative per Share Market Data

The following table presents the closing price per each Natura Cosméticos Share on the B3 and per each Avon Share on the NYSE, respectively, on (a) May 21, 2019, the last trading day prior to the date of public announcement of Natura Cosméticos and Avon of the execution of the Merger Agreement and (b) October 3, 2019, the last practicable trading day prior to the mailing of this proxy statement/prospectus.

Date	Natura Cosméticos Share Closing Price (B3)		Avon Share Closing Price (NYSE)	Implied per share value of Common Stock Consideration(3)
	In reais	In U.S.$(1)	In U.S.$	In U.S.$
May 21, 2019	56.20	14.67	3.20	4.40
October 3, 2019(2)	33.62	8.77	4.33	5.26

(1)

Solely for the convenience of the reader, we have translated certain amounts included in this proxy statement/prospectus from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of June 30, 2019 for reais into U.S. dollars of R$3.832 per U.S.$1.00. The U.S. dollar equivalent information presented in this proxy statement/prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Exchange Rates.”

(2)

The price per share of Natura Cosméticos Shares as of October 3, 2019 reflects the distribution of bonus shares undertaken on September 17, 2019. See the section of this proxy statement/prospectus entitled “The Transaction.”

(3)

The implied per share value of the Common Stock Consideration is calculated by multiplying the closing price of Natura Cosméticos Shares in U.S. dollars as reported in the above table (such price having been converted to U.S. dollars using the exchange rate as of June 30, 2019) by the exchange ratio as of the applicable date.

Comparative Historical and Unaudited Pro Forma per Share Data

The following tables include historical and unaudited pro forma per share data. Pro forma per share data should be read in conjunction with the unaudited pro forma condensed financial information and the assumptions included under “Unaudited Pro Forma Condensed Financial Information.”

Natura Cosméticos Per Share Data

	As of and for the six months ended June 30,	As of and for the year ended December 31,
	2019	2018	2017	2016	2015	2014
	(in reais)
Book value per share(1)(3)	3.12	2.99	1.90	1.16	1.25	1.33
Basic earnings per share(3)	0.0805	0.6368	0.7787	0.3448	0.5967	0.8532
Diluted earnings per share(3)	0.0801	0.6356	0.7775	0.3437	0.5964	0.8529
Cash dividends per share(2)(3)	—	0.1757	0.2343	0.1262	0.4090	0.8160

(1)	Book value per share is calculated by dividing total equity attributable to the owners of Natura Cosméticos by the number of historical shares outstanding as of the end of the applicable period.
(2)

Cash Dividends per share is calculated by dividing total dividends (including dividends and interest on equity) paid by Natura Cosméticos by the total historical number of shares outstanding as of the end of the applicable period.

(3)

Adjusted to reflect the distribution of bonus shares undertaken on September 17, 2019 which resulted in the issuance of new shares at a ratio of one share per one share outstanding of Natura Cosméticos. See the section of this proxy statement/prospectus entitled “The Transaction.”

Avon Per Share Data

	As of and for the Six Months Ended June 30,	As of and for the Fiscal Year Ended December 31,
	2019	2018	2017	2016	2015	2014
	(in U.S. dollars)
Book value per share(1)	(2.18)	(2.04)	(1.65)	(1.94)	(2.46)	0.67
Basic earnings per share(2)	(0.09)	(0.10)	(0.00)	(0.25)	(1.81)	(0.79)
Diluted earnings per share(2)	(0.09)	(0.10)	(0.00)	(0.25)	(1.81)	(0.79)
Cash dividends per share(3)	—	—	—	—	0.24	0.24

(1)	Book value per share is calculated by dividing total equity attributable to the owners of Avon by the number of historical shares outstanding as of the end of the applicable period.

(2)	Represents basic and diluted earnings per share from continuing operations.
(3)	Cash Dividends per share is calculated by dividing total dividends paid by Avon by the total historical number of shares outstanding as of the end of the applicable period.

Pro Forma Per Share Data

	As of and for the Six Months Ended June 30,	As of and for the Fiscal Year Ended December 31,
	2019	2018
	(in U.S. dollars)
Book value per share(1)(3)	10.55	N/A
Basic earnings per share(2)(3)	(0.0993)	0.0736
Diluted earnings per share(2)(3)	(0.0990)	0.0735

(1)

Pro forma book value per share assumes that the Transaction was completed on June 30, 2019. Pro forma book value per share is calculated by dividing total pro forma equity attributable to the owners of the company by the number of pro forma shares outstanding as of June 30, 2019.

(2)

Pro forma basic and diluted earnings per share and assume that the Transaction was consummated on January 1, 2018. For additional information, please see the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Financial Information.”

(3)

Adjusted to reflect the distribution of bonus shares undertaken on September 17, 2019 which resulted in the issuance of new shares at a ratio of one share per one share outstanding of Natura Cosméticos. See the section of this proxy statement/prospectus entitled “The Transaction.”

RISK FACTORS

By voting in favor of the Transaction, Avon shareholders will be choosing to invest in Natura &Co Holding ADSs and Natura &Co Holding Shares. Investing in Natura &Co Holding ADSs and Natura &Co Holding Shares involves risks, some of which are related to the Transaction. In considering whether to vote for the Transaction, you should carefully consider the risks described below, as well as the other information included in or incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section of this proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements” and the risk factors described in Item 1A of Avon’s 2018 Form 10-K, as such risks may be updated or supplemented in Avon’s subsequently filed quarterly reports on Form 10-Q or current reports on Form 8-K. The business of the combined company, as well as the respective businesses of Natura &Co and Avon, as well as their respective financial condition or results of operations, could be materially adversely affected by any of these risks.

For information on where you can find the documents Avon has filed with the SEC and which are incorporated into this proxy statement/prospectus by reference, please see the sections of this proxy statement/prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

Risks Relating to the Transaction

The timing and completion of the Transaction is subject to a number of important conditions and other uncertainties, and the Merger Agreement may be terminated before the completion of the Transaction in accordance with its terms. As a result, there is no assurance as to whether and when the Transaction will be completed.

Closing of the Transaction is subject to certain conditions, including (i) the Avon Shareholder Approval having been obtained in accordance with applicable law, (ii) approval of the Natura Restructuring and Mergers, including the issuance of the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs constituting Common Stock Consideration and the other transactions contemplated by the Merger Agreement by the affirmative vote of the Founders, which will hold more than half of the voting shares of Natura &Co Holding and Natura Cosméticos in accordance with applicable law, (iii) the Natura Restructuring having been consummated, (iv) (1) the Natura &Co Holding ADSs to be issued in the Second Merger having been approved for listing on the NYSE, subject to official notice of issuance and (2) the Natura &Co Holding Shares to be issued in the Natura Restructuring and the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs to be issued as Merger Consideration in respect of Avon Common Shares having been approved for listing on the B3, under the Novo Mercado listing segment, (v) this Form F-4 and a registration statement on Form F-6 relating to the registration under the Securities Act of the issuance of the Natura &Co Holding ADSs (the “Form F-6”) each becoming effective under the Securities Act, and the a registration statement on Form 8-A in connection with the registration under the Exchange Act of the Natura &Co Holding ADSs to be issued pursuant to the Merger Agreement and the underlying Natura &Co Holding Shares (the “Form 8-A”) becoming effective under the Exchange Act, and no stop order suspending the effectiveness of the Form F-4, the Form F-6 or the Form 8-A having been issued, and no proceedings for that purpose having been initiated or threatened, by the SEC, (vi) approval and review by the Administrative Council for Economic Defense (“CADE”) in Brazil and certain other jurisdictions required under the terms of the Merger Agreement having been obtained or received (or the waiting period with respect thereto having been expired or terminated) and (vii) no provision of any applicable law enjoining, prohibiting or otherwise making illegal the consummation of the Mergers, including the issuance of Natura &Co Holding Shares underlying the Natura &Co Holding ADSs as Merger Consideration, or the Natura Restructuring.

The failure to satisfy the foregoing conditions could delay completion of the Transaction for a significant period of time or prevent it from occurring. Any delay in completing the Transaction could cause the combined company not to realize some or all of the benefits that the parties expect the combined company to achieve if the Transaction is successfully completed within the expected timeframe. Further, there can be no assurance that the conditions to the closing of the Transaction will be satisfied or, so far as applicable, waived or that the Transaction will be completed. If these conditions are not satisfied or, if applicable, waived by July 22, 2020, the Merger Agreement may be terminated by either party and you will not receive the Merger Consideration. Likewise, the Transaction may be completed on terms that differ, perhaps substantially, from those described herein and in the Merger Agreement. For more information, see the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—Conditions to the Mergers.”

Failure to complete the Transaction could negatively impact the share price and the future business and financial results of Avon and Natura &Co.

If the Transaction is not completed for any reason, including as a result of Avon shareholders failing to adopt the Merger Agreement, the ongoing businesses of each of Natura &Co and Avon may be adversely affected and, without realizing any of the benefits of having completed the Transaction, Avon and Natura &Co would be subject to a number of risks, including the following:

•	Avon may be required, under certain circumstances, to pay Natura Cosméticos a termination fee of approximately U.S.$78.6 million;

•

Natura Cosméticos or Natura &Co Holding may be required, under certain circumstances, to pay Avon a termination fee of approximately U.S.$242 million or U.S.$133 million, depending on the circumstances, and such payment could materially and adversely affect our liquidity;

•	Natura Cosméticos and Avon may experience negative reactions from the financial markets, including negative impacts on their share prices; and

•	Natura &Co and Avon may experience negative reactions from their customers, regulators and employees.

In addition, Natura Cosméticos and Avon could be subject to litigation related to any failure to complete the Transaction or related to any enforcement proceeding commenced against Natura Cosméticos, Avon or Natura &Co Holding to perform its obligations under the Merger Agreement. If the Transaction is not completed, these risks may materialize and may adversely affect Natura Cosméticos’s or Avon’s businesses, financial condition, financial results and/or share price. For more information about the Merger Agreement, see the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement.”

In order to complete the Transaction, Natura Cosméticos and Avon must obtain certain governmental and regulatory approvals, and if such approvals are not granted or are granted with conditions, completion of the Transaction may be jeopardized or the anticipated benefits of the Transaction could be reduced.

Consummation of the Transaction is subject to governmental and regulatory approvals, including approval and review by the Administrative Council for Economic Defense (“CADE”) in Brazil and certain other jurisdictions (or the waiting period with respect thereto shall have expired or been terminated). There is no assurance that all governmental and regulatory approvals will be obtained.

In addition, certain of the governmental authorities from which these authorizations are required have broad discretion in administering the governing regulations. Prior to their authorization of the Transaction, these governmental authorities may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of Natura &Co Holding’s business after completion of the Transaction. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the Transaction or imposing additional material costs on or materially limiting the revenues of Natura &Co Holding following the Transaction, or otherwise adversely affecting, including to a material extent, Natura &Co Holding’s strategic plans and its businesses and results of operations after completion of the Transaction. In addition, there can be no assurance that these conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Transaction.

Furthermore, governmental authorities could seek to block or challenge the Transaction as they deem necessary or desirable in the public interest at any time, including after completion of the Transaction. In addition, in some circumstances, a competitor, customer or other third party could initiate a private action under antitrust laws challenging or seeking to enjoin a portion or all of the Transaction, before it is consummated. Natura &Co and Avon may not prevail and may incur significant costs in defending or settling any action under antitrust laws. For more information, see the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—Efforts to Complete the Merger.”

The expected benefits from operating as a combined enterprise with Avon may not be achieved.

The success of the Transaction will depend, in part, on the ability of Natura &Co and Avon to realize the expected benefits from integrating their respective operations. No assurance can be given that Natura &Co and Avon will be able to integrate their respective operations without encountering difficulties, which may include, among other things, the loss of key employees, diversion of management attention, the disruption of our respective ongoing businesses or possible inconsistencies in standards, procedures and policies. Additionally, Natura &Co and Avon may be required to make unanticipated capital expenditures or investments in order to maintain, integrate, improve or sustain our operations. Integrating our respective operations may involve additional unanticipated costs and financial risks, such as the incurrence of unexpected write-offs, the possible effect of adverse tax and accounting treatments and unanticipated or unknown liabilities relating to Natura &Co or Avon. All of these factors could decrease or delay the expected accretive effect of the Transaction.

Even if our respective operations are successfully integrated, we may not realize the full benefits of the Transaction, including the synergies, cost savings and growth opportunities, within the expected time frame, if at all. Natura &Co and Avon continue to evaluate the estimates of synergies to be realized from, and the fair value accounting allocations associated with, the Transaction. However, the actual cost savings, the costs required to realize the cost savings and the source of the cost savings could differ materially from the estimates of Natura &Co and Avon.

Further, Natura &Co and Avon may not achieve the targeted operating or long-term strategic benefits of the Transaction. In addition, Natura &Co and Avon may not accelerate growth by increasing investments in digital, product innovation and brand initiatives. If Natura &Co and Avon are unable to achieve the objectives, or are not able to achieve our objectives on a timely basis, the anticipated benefits of the Transaction may not be realized fully or at all. An inability to realize the full extent of, or any of, the anticipated benefits of the Transaction could have an adverse effect on the financial condition, results of operations and cash flows of Natura &Co and Avon and could limit Natura &Co’s and Avon’s ability to achieve the anticipated benefits of the Transaction.

Third parties may terminate or alter existing contracts or relationships with Avon or Natura &Co as a result of the announcement, pendency or completion of the Transaction.

Each of Natura &Co and Avon has contracts with customers, employees, independent beauty consultants, Sales Representatives, suppliers, vendors, distributors, landlords, lenders, licensors, joint venture partners and other business partners, and these contracts may require Natura &Co or Avon, as applicable, to obtain consent from these other parties in connection with the Transaction. If these consents cannot be obtained, the counterparties to these contracts may seek to terminate or otherwise materially adversely alter the terms of such contracts with either or both parties following the Transaction, which in turn may result in Natura &Co or Avon suffering a loss of potential future revenue, incurring contractual liabilities or losing rights that are material to their respective businesses. Further, parties with which Natura &Co or Avon have business and operational relationships may experience uncertainty as to the future of such relationships and may delay or defer certain business decisions, seek alternative relationships with third parties or seek to alter their present business relationships with Natura &Co or Avon, as applicable. Parties with whom Natura &Co or Avon otherwise may have sought to establish business relationships may seek alternative relationships with third parties.

In addition, current and prospective employees, independent beauty consultants and Sales Representatives may experience uncertainty about their roles following the Transactions and such uncertainty may have an effect on the corporate culture of Natura &Co or Avon, respectively. There can be no assurance Natura &Co or Avon will be able to attract and retain key talent, including senior leaders, to the same extent that each of Natura &Co and Avon have previously been able to attract and retain employees, independent beauty consultants and Sales Representatives. Any loss or distraction of Natura &Co’s or Avon’s customers, employees, independent beauty consultants, Sales Representatives, suppliers, vendors, distributors, landlords, lenders, licensors, joint venture partners and other business partners, could have a material adverse effect on the business, financial condition, operating results and cash flows of Natura &Co and Avon and could limit Natura &Co’s and Avon’s ability to achieve the anticipated benefits of the Transaction. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Transaction or the termination of the Merger Agreement.

Your ownership percentage in Natura &Co Holding will be less than the ownership percentage you currently hold in Avon or Natura Cosméticos.

Your ownership percentage in Natura &Co Holding following the Transaction will be less than your existing ownership percentage in Avon or Natura Cosméticos as a result of dilution attributable to the relative equity values of the companies involved in the Transaction. Based on the number of Natura Cosméticos Shares and equity awards exercisable into Natura Cosméticos Shares and the number of Avon Common Shares and equity awards exercisable into Avon Common Shares, in each case issued and outstanding as of May 21, 2019, it is anticipated that, immediately following completion of the Transaction, former holders of Avon Common Shares will own approximately 24% of Natura &Co Holding on a fully diluted basis and former Natura Cosméticos shareholders will own approximately 76% of Natura &Co Holding on a fully diluted basis.

In addition, the Avon Preferred Shares are convertible at the option of the holders at any time prior to the effective time of the First Merger into shares of Avon’s common stock at an initial conversion price of U.S.$5.00 per share, subject to certain anti-dilution adjustments. As of the date of this proxy statement/prospectus, the Avon Preferred Shares were convertible into 87,051,524 shares of Avon’s common stock. See “Comparison of the Rights of Holders of Natura &Co Holding Shares, Natura Cosméticos Shares and Avon Shares.” To the extent the holders of the Avon Preferred Shares convert into shares of Avon’s common stock prior to the effective time of the First Merger, current shareholders of both Avon and Natura Cosméticos will be diluted.

The Transaction may not result in increased share liquidity for Natura &Co Holding’s shareholders, including former Avon shareholders, following the Transaction.

Natura &Co is undertaking the Transaction because it believes that the Transaction will provide Natura &Co and Avon, and their respective shareholders, with a number of advantages, including providing shareholders of Natura Cosméticos and Avon with securities that Natura &Co expects will enjoy greater market liquidity than the securities these shareholders currently hold. However, the Transaction may not accomplish these objectives. Natura &Co cannot predict whether a liquid market for the Natura &Co Holding Shares and Natura &Co Holding ADSs will be maintained. If the Transaction does not result in increased liquidity for the securities held by shareholders of Natura Cosméticos and Avon, you may experience a decrease in your ability to sell your Natura &Co Holding Shares and Natura &Co Holding ADSs compared to your ability to sell the Avon Shares you currently hold.

Natura &Co Holding will be more leveraged than either Avon or Natura &Co currently are and a material portion of its cash flow will have to be used to service its obligations.

As of June 30, 2019, Avon had U.S.$1,595.5 million of consolidated total debt. As of June 30, 2019, Natura &Co had R$7,603.7 million of consolidated total debt (U.S.$1,984.3 million). See “Unaudited Pro Forma

Condensed Financial Information.” After giving effect to the financing arrangements entered into by Natura &Co to, among other things, finance the payment of amounts payable in cash in connection with the Merger Agreement, including the Preferred Stock Consideration and all payments, fees and expenses payable by them arising out of the Merger Agreement, and the Avon Notes and the Credit Agreement, assuming completion of the Transaction and the full disbursement of such financing commitments, Natura &Co Holding will have R$16,200 million (U.S.$4,181 million) of consolidated total debt on a pro forma basis. As a result, following the completion of the Transaction, holders of Natura &Co Holding Shares and Natura &Co Holding ADSs will hold securities in a company that is more leveraged than the company in which they currently hold their securities.

Natura &Co Holding is therefore expected to be subject to the risks normally associated with significant amounts of debt, which could have important consequences to you. Natura &Co Holding’s indebtedness could, among other things: (i) require Natura &Co Holding to use a substantial portion of its cash flow from operations to pay its obligations, thereby reducing the availability of Natura &Co Holding’s cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of its operations and other business activities; (ii) increase Natura &Co Holding’s vulnerability to general adverse economic and industry conditions; (iii) limit, along with financial and other restrictive covenants in Natura &Co Holding’s debt instruments, Natura &Co Holding’s ability to borrow additional funds or dispose of assets; and (iv) place Natura &Co Holding at a competitive disadvantage compared to its competitors that have less debt.

Natura &Co Holding, Natura &Co and Avon may also need to refinance all or a portion of their respective debt on or before maturity and may not be able to do this on commercially reasonable terms or at all.

Certain of Avon’s outstanding indebtedness requires lender waivers or consents in connection with the Transaction. If such consents are not obtained, this indebtedness could be accelerated, and we may not be able to refinance such indebtedness on favorable terms or at all following the Transaction.

The terms of certain of Avon’s indebtedness include covenants and/or events of default that will be breached or triggered (as applicable) upon a change of control of Avon, unless we obtain prior creditor consent. In the case of the Credit Agreement (as defined the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—Debt Financing”), maturity of such facility will automatically accelerate upon a change of control of Avon unless prior consent of the holders thereof is obtained prior to completion of such change of control event. Furthermore, many of Avon’s debt instruments contain cross-acceleration provisions that would be triggered upon acceleration of any of Avon’s material indebtedness. The terms of certain of Natura &Co’s indebtedness also contain cross-acceleration provisions that could be triggered by such acceleration upon or following the completion of the Transaction.

We have procured backstop financing commitments from financial institutions (in the form of a debt commitment letter to provide a senior secured bridge facility) in an amount up to U.S.$625.5 million as of the date of this proxy statement/prospectus, the proceeds of which, together with cash on hand, would cover the amounts payable in cash in connection with the Merger Agreement, including the Preferred Stock Consideration and all payments, fees and expenses payable by them arising out of the Merger Agreement, and the Credit Agreement, in the event that such debt is accelerated and the requisite consents or waivers, as applicable, from holders of such debt is not obtained. The availability of the committed backstop financing is subject to customary conditions that would need to be met prior to funding of such facility. Additionally, there can be no guarantee that such funding, or any alternate financing obtained in lieu thereof, would be on the same terms that Avon could have received prior to the Transaction.

If waivers of change of control provisions or requisite consents from holders of such indebtedness, as applicable, to the transfer of control of Avon to Natura &Co Holding as a result of the completion of the Transaction are not obtained, or if sufficient consents to the waiver of the applicable cross-acceleration provisions in such indebtedness are not obtained, or if Avon and/or Natura &Co are unable to refinance or prepay such indebtedness prior to the completion of the Transaction, a significant portion of Avon’s indebtedness could be accelerated by the holders of such debt upon completion of the Transaction. The resulting acceleration of Avon’s indebtedness could adversely affect Natura &Co Holding’s, Natura &Co’s and Avon’s financial condition.

Since Natura &Co Holding will be a holding company, it will depend on limited forms of funding to fund its operations.

As a holding company, Natura &Co Holding will have no significant assets other than the shares of its subsidiaries. Natura &Co Holding’s primary sources of funding and liquidity will be dividends from its subsidiaries, sales of the interests in its subsidiaries and direct borrowings and issuances of equity or debt securities. Natura &Co Holding’s ability to meet the obligations to its direct creditors and employees and other liquidity needs and regulatory requirements will depend on timely and adequate distributions from its subsidiaries and its ability to sell securities or obtain credit from its lenders.

Natura &Co Holding’s ability to pay operating and financing expenses and dividends will depend primarily on the receipt of sufficient funds from its principal operating subsidiaries. Statutory provisions regulate Natura &Co Holding’s operating subsidiaries’ ability to pay dividends. If Natura &Co Holding’s operating subsidiaries are unable to pay dividends to Natura &Co Holding in a timely manner and in amounts sufficient to pay for Natura &Co Holding’s operation and financing expenses or to declare and pay dividends and to meet its other obligations, Natura &Co Holding may not be able to pay dividends or it may need to seek other sources of funding.

Furthermore, Natura &Co Holding’s inability to sell its securities or obtain funds from its lenders on favorable terms, or at all, could also result in Natura &Co Holding experiencing financial difficulties, among other adverse effects. There has been no prior market for the Natura &Co Holding ADSs.

Given that Natura &Co Holding was formed as a new entity, there will be no public market for Natura &Co Holding Shares and Natura &Co Holding ADSs prior to their issuance in connection with the Transaction. An active public market in the Natura &Co Holding Shares and Natura &Co Holding ADSs may not develop or be sustained after their issuance. Natura &Co Holding’s inability to meet its liquidity needs and regulatory requirements may disrupt its operations at the holding company level.

The Merger Agreement subjects the Natura Entities and Avon to restrictions on their respective business activities prior to completion of the merger.

The Merger Agreement subjects the Natura Entities and Avon to restrictions on their respective business activities and obligates Natura Entities and Avon to generally operate the Natura Entities’ and Avon’s business, respectively, in the ordinary course in all material respects consistent with past practice prior to completion of the Transaction. These restrictions could prevent Natura &Co and Avon from pursuing attractive business opportunities that arise prior to the completion of the Transaction and are outside the ordinary course of business, or otherwise have an adverse effect on Natura &Co and Avon results of operations, cash flows and financial position.

The Merger Agreement contains provisions that restrict Natura &Co’s and Avon’s ability to pursue alternatives to the Transaction and, in specified circumstances, could require Natura Cosméticos or Natura &Co Holding, on the one hand, or Avon, on the other hand, to pay the other party a termination fee.

As described in the sections entitled “Transaction Documents—The Merger Agreement—No Solicitation of an Avon Acquisition Proposal; Avon Adverse Recommendation Change” and “The Transaction Documents—Merger Agreement—No Solicitation of Natura Acquisition Proposal” of this proxy statement/prospectus, each of Natura &Co and Avon are subject to restrictions on their ability to pursue alternatives to the Transaction. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of either company from considering or proposing such an acquisition, even if such third party were prepared to enter into a transaction that would be more favorable to the companies and their respective shareholders than the Transaction.

Some of the conditions to the Transaction and termination rights may be waived by Natura &Co Holding, Natura Cosméticos or Avon without resoliciting Natura Cosméticos or Avon shareholder approval of the proposals approved by them.

Some of the conditions and termination rights set forth in the Merger Agreement may be waived by Natura Cosméticos, Avon or Natura &Co Holding, subject to certain limitations. If any conditions or termination rights are waived, Avon and Natura &Co will evaluate whether amendment of this proxy statement/prospectus and resolicitation of proxies would be warranted. Subject to applicable law, if Avon and Natura &Co determine that resolicitation of Avon’s or Natura Cosméticos’s shareholders is not warranted, the parties will have the discretion to complete the Transaction without seeking further Natura Cosméticos shareholder approval or Avon shareholder approval.

Natura &Co and Avon may have difficulty attracting, motivating and retaining executives and other key employees due to uncertainty associated with the Transaction.

Natura &Co’s success after completion of the Transaction will depend in part upon the ability of Natura &Co to retain key employees of Natura &Co and Avon. Competition for qualified personnel can be intense. Current and prospective employees of Natura &Co or Avon may experience uncertainty about the effect of the Transaction, which may impair Natura &Co’s and Avon’s ability to attract, retain and motivate key management, sales, marketing, technical and other personnel prior to and following the Transaction. Employee retention may be particularly challenging during the pendency of the Transaction, as employees of Natura &Co and Avon may experience uncertainty about their future roles with the combined company.

In addition, if key employees of Natura &Co or Avon depart, the integration of the companies may be more difficult and the combined company’s business following the Transaction may be harmed. Furthermore, the combined company may have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees and may lose significant expertise and talent relating to the businesses of Natura &Co or Avon, and the combined company’s ability to realize the anticipated benefits of the Transaction may thus be adversely affected. Furthermore, there could be disruptions to or distractions for the workforce and management associated with activities of labor unions or works councils or integrating employees into the combined company. Accordingly, no assurance can be given that Natura &Co will be able to attract or retain key employees of Natura &Co and Avon to the same extent that those companies have been able to attract or retain their own employees in the past.

The Transaction may be subject to litigation, which could delay the Transaction and prevent the Transaction from being completed.

Natura &Co Holding, Natura &Co and Avon may in the future be party to legal proceedings and claims related to the Transaction. Legal challenges to the Transaction could result in an injunction, preventing or delaying the completion of the Transaction.

Following the completion of the Transaction, Natura &Co may have increased exposures.

Although Natura &Co and Avon hope that the combined operations of the business will result in substantial synergies, the integration of two large companies faces significant challenges and adds additional potential exposure to adverse effects arising from courts decisions, changes in tax laws or regulations.

In addition, the integration of business could increase the number of audits and notices of infractions following the completion of the Transaction as any tax investigations, rulings or decisions affecting any of Natura &Co or any of its subsidiaries would also affect Avon as a subsidiary of Natura &Co Holding.

In particular, both Natura &Co and Avon conduct their respective businesses in Brazil in a similar way, therefore, following the completion of the Transaction, any such changes would have a material effect on the combined business of Natura &Co Holding as they would affect each of its subsidiaries operating in Brazil, including both Natura &Co and Avon.

Avon’s executive officers and directors have interests in the Transaction that may be different from the interests of Avon shareholders generally.

When considering the recommendation of Avon’s board of directors that Avon’s shareholders adopt the Merger Agreement, Avon shareholders should be aware that directors and executive officers of Avon have certain interests in the Transaction that may be different from or in addition to the interests of Avon shareholders generally. The material interests of Avon directors and executive officers that shareholders should be aware of are as follows: (A) certain equity awards held by directors and executive officers will be subject to accelerated vesting and payment in connection with the Transaction or, in the case of Avon equity awards that are not subject to such accelerated vesting and payment, and that are instead converted into awards in respect of Natura & Co Holding Shares in connection with the Transaction, such converted awards will be subject to accelerated vesting and payment upon a qualifying termination of employment following the Transaction, (B) certain Avon executive officers will be eligible to receive enhanced severance upon a qualifying termination of employment following the Transaction, (C) performance-based long-term cash incentive awards held by certain executive officers will be converted into time-based awards and all long-term cash incentive awards (including those performance-based long-term cash incentive awards that are converted into time-based awards) will be subject to accelerated vesting upon a qualifying termination of employment following the Transaction, (D) executive officers will be eligible to receive a pro-rata payment of their annual bonuses upon a qualifying termination of employment, including in connection with a change in control transaction such as the Transaction, (E) certain executive officers and directors will receive payment of compensation previously deferred under Avon’s deferred compensation plans, (F) the indemnification of former Avon directors and executive officers by a subsidiary of Natura &Co Holding, (G) certain Avon executive officers will be eligible to receive an enhanced benefit under the Avon Benefit Restoration Plan upon a qualifying termination of employment following the Transaction, (H) certain executive officers will be eligible to receive repatriation benefits covering the cost of return to their home country upon qualifying terminations of employment, including in connection with a change in control transaction such as the Transaction, (I) certain sign-on bonuses awarded to an executive officer will be accelerated upon a qualifying termination of employment, including in connection with a change in control transaction such as the Transaction, (J) the potential continued engagement and/or employment, as applicable, following the Transaction of certain Avon directors and executive officers and (K) the engagement following the Transaction of certain Avon directors as directors on the Natura &Co Holding board of directors. As of the date of this filing, there are no specific employment, equity or other agreements, arrangements or understandings between any of Avon’s directors or executive officers and Natura Cosméticos, Natura &Co Holding and their respective subsidiaries. Avon’s board of directors was aware of these interests and considered them, among other things, in evaluating and negotiating the Merger Agreement and the Transaction and in recommending that the Avon shareholders adopt the Merger Agreement.

Please see the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Interests of Avon’s Directors and Executive Officers in the Transaction.”

The opinions of Avon’s and the independent non-Cerberus directors’ respective financial advisors, Goldman Sachs and PJT Partners, will not reflect changes in circumstances between the signing of the Merger Agreement and consummation of the Transaction.

Neither Avon nor the independent non-Cerberus directors have obtained updated opinions in respect of the consideration to be paid to Avon shareholders in connection with the Transaction from their respective financial advisors, Goldman Sachs and PJT Partners, as of the date of this proxy statement/prospectus and do not expect to receive updated opinions prior to the completion of the Transaction. Changes in the operations and prospects of Avon and Natura &Co, general market and economic conditions and other factors that may be beyond the control of Avon and Natura &Co, and on which the opinions of Goldman Sachs and PJT Partners were based, may significantly alter the value of Avon and Natura &Co or the price of Natura &Co Holding Shares and Natura &Co Holding ADSs by the time the Transaction is completed. The opinions do not speak as of the time the Transaction will be completed or as of any date other than the date that such opinions were issued. Because Goldman Sachs and PJT Partners will not be updating their opinions, which were issued in connection with the execution of the Merger Agreement on May 22, 2019, the opinions will not address the fairness of the Exchange Ratio or Transaction Exchange Ratios from a financial point of view at the time the Transaction is completed. The recommendation of the Avon board of directors that Avon shareholders vote “FOR” the Transaction Proposal, “FOR” the Advisory Compensation Proposal and “FOR” the Adjournment Proposal, however, are made as of the date of this proxy statement/prospectus. For a description of the opinions that Avon and the independent non-Cerberus directors received from their respective financial advisors, Goldman Sachs and PJT Partners, see the sections of this proxy statement/prospectus entitled “The Transaction—Opinion of Avon’s Financial Advisor” and “The Transaction—Opinion of the Independent Non-Cerberus Directors’ Financial Advisor.”

Natura &Co and Avon will incur significant transaction and merger-related costs in connection with the Transaction.

Natura &Co and Avon have incurred and expect to incur a number of non-recurring direct and indirect costs associated with the Transaction. These costs and expenses include fees paid to financial, legal, accounting and other advisors, severance and other potential employment-related costs, including payments that may be made to certain Natura &Co and Avon executives, filing fees, printing expenses and other related charges. Some of these costs are payable by Natura &Co and Avon regardless of whether the Transaction is completed. There are also processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Transaction and the integration of the two companies’ businesses. While both Natura &Co and Avon have assumed that a certain level of expenses would be incurred in connection with the Transaction and the other transactions contemplated by the Merger Agreement and continue to assess the magnitude of these costs, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

There may also be additional unanticipated significant costs in connection with the Transaction that Natura &Co and Avon may not recover. These costs and expenses could reduce the realization of efficiencies and strategic benefits Natura &Co and Avon expect Natura &Co to achieve from the Transaction. Although Natura &Co and Avon expect that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

The value of the Merger Consideration may be affected by fluctuations in the real/U.S. dollar exchange rate.

Volatility in the real/U.S. dollar exchange and depreciation of the Brazilian real against the U.S. dollar may result in the price of Natura &Co Holding Shares (which are denominated in Brazilian reais) and Natura &Co Holding ADSs in U.S. dollars being adversely affected, which could decrease the value of the Merger Consideration. See also “Risk Factors—Risks Relating to the Countries in Which We Operate—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our securities.”

Risks Relating to the Combined Company Following Completion of the Transaction

The combined company may not realize the cost savings, synergies and other benefits that the parties expect to achieve from the Transaction.

The combination of two independent companies is a complex, costly and time-consuming process. As a result, the combined company will be required to devote significant management attention and resources to integrating the business practices and operations of Natura &Co and Avon. The integration process may disrupt the business of either or both of the companies and, if implemented ineffectively, could preclude realization of the full benefits expected by Natura &Co and Avon from the Transaction. The failure of the combined company to meet the challenges involved in successfully integrating the operations of Natura &Co and Avon or otherwise to realize the anticipated benefits of the Transaction could cause an interruption of the activities of the combined company and could seriously harm its results of operations. In addition, the overall integration of the two companies may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships and diversion of management’s attention, and may cause the combined company’s share price to decline. The difficulties of combining the operations of the companies include, among others:

•	managing a significantly larger company;

•	coordinating geographically separate organizations;

•	the potential diversion of management focus and resources from other strategic opportunities and from operational matters;

•	aligning and executing the strategy of the combined company;

•	retaining existing independent beauty consultants and Sales Representatives and attracting new independent beauty consultants and Sales Representatives;

•	retaining existing customers and attracting new customers;

•	maintaining employee morale and retaining key management and other employees;

•	integrating two unique business cultures, which may prove to be incompatible;

•	the possibility of faulty assumptions underlying expectations regarding the integration process;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•	coordinating distribution and marketing efforts;

•	integrating information technology, communications and other systems;

•	changes in applicable laws and regulations;

•	managing tax costs or inefficiencies associated with integrating the operations of the combined company;

•	unforeseen expenses or delays associated with the Transaction; and

•	taking actions that may be required in connection with obtaining regulatory approvals.

Many of these factors will be outside of the combined company’s control and any one of them could result in increased costs, decreased revenues and diversion of management’s time and energy, which could materially impact the combined company’s business, financial condition and results of operations. In addition, even if the operations of Natura &Co and Avon are integrated successfully, the combined company may not realize the full benefits of the Transaction, including the synergies, cost savings or sales or growth opportunities that Natura &Co and Avon expect. These benefits may not be achieved within the anticipated time frame, or at all. As a result, Natura &Co and Avon cannot assure you that the combination of Natura &Co and Avon will result in the realization of the full benefits anticipated from the Transaction.

Certain of the combined company’s debt instruments will require it to comply with certain covenants.

These restrictions could affect the combined company’s ability to operate its business and may limit its ability to react to market conditions or take advantage of potential business opportunities as they arise. For example, such restrictions could adversely affect the combined company’s ability to finance its operations, make strategic acquisitions, investments or alliances, restructure its organization or finance its capital needs. Additionally, the combined company’s ability to comply with these covenants and restrictions may be affected by events beyond its control, such as prevailing economic, financial, regulatory and industry conditions. If it breaches any of these covenants or restrictions, the combined company could be in default under one or more of its debt instruments, which, if not cured or waived, could result in acceleration of the indebtedness under such agreements and cross-defaults under its other debt instruments. Any such actions could result in the enforcement of its lenders’ rights and/or force the combined company into bankruptcy or liquidation, which could have a material adverse effect on the combined company’s business, financial condition and results of operations.

The combined company’s inability to integrate recently acquired businesses or to successfully complete future acquisitions could limit its future growth or otherwise be disruptive to its ongoing business.

From time to time, the combined company expects it will pursue acquisitions in support of its strategic goals. In connection with any such acquisitions, the combined company could face significant challenges in managing and integrating its expanded or combined operations, including acquired assets, operations and personnel. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that Natura &Co Holding will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. The combined company’s ability to succeed in implementing its strategy will depend to some degree upon the ability of its management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt the combined company’s ongoing business and distract management from other responsibilities.

The combined company’s information technology systems may be vulnerable to hacker intrusion, malicious viruses and other cybercrime attacks, which may harm its business and expose the combined company to liability.

The combined company’s operations will depend to a great extent on the reliability and security of its information technology system, software and network, which are subject to damage and interruption caused by human error, problems relating to telecommunications networks, software failure, natural disasters, sabotage, viruses and similar events. Any interruption in the combined company’s systems could have a negative effect on the quality of products and services offered and, as a result, on customer demand and therefore volume of sales.

The combined company will be exposed to significant risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

Doing business on a worldwide basis will require the combined company to comply with the laws and regulations of various jurisdictions. In particular, the combined company’s international operations are subject to anti-corruption laws and regulations, such as, among others, the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the U.K. Bribery Act of 2010 (the “Bribery Act”), the Brazilian Law No. 12,846/13, Decree No. 8,420, dated March 18, 2015 (Brazilian Anti-corruption Regulatory Decree); Decree-Law No. 2,848, dated December 7, 1940 (Criminal Code); Federal Law No. 8,429, dated June 2, 1992 (Brazilian Law of Administrative Improbity); Law No. 8,666, dated June 21, 1993 (Brazilian Public Procurement Law); Law No. 9,504, dated September 30, 1997 (Electoral Code); (g) Law No. 9,613, dated March 3, 1998 (Anti-Money Laundering Law); and Law No. 12,813, dated May 16, 2013 (Brazilian Conflict of Interest Law) (together, the “Brazilian Anti-Corruption Act”), and economic and trade sanctions, including those administered by the United Nations, the European Union, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State. The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. The combined company may deal with both governments and state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. The provisions of the Bribery Act extend beyond bribery of foreign public officials and are more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Economic and trade sanctions restrict the combined company’s transactions or dealings with certain sanctioned countries, territories and designated persons.

As a result of doing business in foreign countries, including through partners and agents, the combined company will be exposed to a risk of violating anti-corruption laws and sanctions regulations. Some of the international locations in which the combined company will operate have developing legal systems and may have higher levels of corruption than more developed nations. The combined company’s continued expansion and worldwide operations, including in developing countries, its development of joint venture relationships worldwide and the employment of local agents in the countries in which the combined company will operate increases the risk of violations of anti-corruption laws and economic and trade sanctions. Violations of anti-corruption laws and economic and trade sanctions are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licenses, as well as criminal fines and imprisonment. In addition, any major violations could have a significant impact on the combined company’s reputation and consequently on its ability to win future business.

Natura &Co and Avon believe that the combined company will have a strong culture of compliance and adequate systems of internal control, including procedures to minimize and detect fraud in a timely manner, and Natura &Co and Avon will seek to continuously improve the combined company’s systems of internal controls and to remedy any weaknesses identified. There can be no assurance, however, that the policies and procedures will be followed at all times or will effectively detect and prevent violations of the applicable laws by one or more of the combined company’s employees, consultants, agents or partners and, as a result, the combined company could be subject to penalties and material adverse consequences on its business, financial condition or results of operations.

The Unaudited Pro Forma Condensed Financial Information included in this proxy statement/prospectus may not be representative of our results after the Transaction.

The Unaudited Pro Forma Condensed Financial Information (as defined herein) included elsewhere in this proxy statement/prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the transactions been consummated as of the dates indicated, nor is it indicative of the future operating results or financial position of Natura &Co Holding after the assumed consummation of the Transaction. The Unaudited Pro Forma Condensed Financial Information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Avon’s assets and liabilities. The purchase price allocation reflected in the Unaudited Pro Forma Condensed Financial Information included elsewhere in this proxy statement/prospectus is preliminary, and the final allocation of the purchase price will be based upon the final fair value calculations of the identifiable assets and liabilities of Avon as of the date of the completion of the Transaction.

The Unaudited Pro Forma Condensed Financial Information does not reflect future events that may occur, including the costs related to a potential integration and any future nonrecurring charges resulting from the Transaction, and does not consider potential impacts of current market conditions on revenues or expenses efficiencies. The Unaudited Pro Forma Condensed Financial Information is based in part on certain assumptions that we believe are reasonable under the circumstances and for the specific purposes noted above. Our assumptions may not prove to be accurate over time.

The financial analyses and projections considered by Avon and Natura &Co may not be realized.

The financial analyses and projections considered by Avon and Natura &Co reflect numerous estimates and assumptions that are inherently uncertain with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to Avon’s and Natura &Co’s businesses, including the factors described or referenced under the section of this proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements” and/or listed under the section of this proxy statement/prospectus entitled “Risk Factors,” all of which are difficult to predict and many of which are beyond Avon’s and Natura &Co’s control. There can be no assurance that the financial analyses and projections considered by Avon and Natura &Co will be realized or that actual results will not materially vary from such financial analyses and projections. In addition, since the financial projections cover multiple years, such information by its nature becomes less predictive with each successive year.

The combined company is exposed to foreign currency exchange risk.

The combined company will transact business in numerous countries around the world and expects that a significant portion of its business will continue to take place in international markets. Natura &Co Holding will prepare and present its consolidated financial statements in its functional currency, which is the Brazilian real, while the financial statements of each of its subsidiaries will be prepared in the functional currency of that entity. Accordingly, fluctuations in the exchange rate of the functional currencies of the combined company’s foreign currency entities against the presentation currency of Natura &Co Holding will impact its results of operations and financial condition. As such, it is expected that the combined company’s revenues and earnings will continue to be exposed to the risks that may arise from fluctuations in foreign currency exchange rates, which could have a material adverse effect on Natura &Co Holding’s business, results of operation or financial condition.

Additionally, the combined company will be exposed to numerous other risks currently faced by Natura &Co and Avon, including interest rate risk, commodity risk, and other market risks. Please see the section of this proxy statement/prospectus entitled “Risk Factors—Risks Related to Our Business and Industries in Which We Operate” and the section entitled “Risk Factors” in the Avon 2018 Form 10-K.

Risks Related to Our Business and Industries in Which We Operate

Our business depends on highly recognized brands. We may not be able to maintain and enhance our brands, or we may receive unfavorable customer complaints or negative publicity, which could adversely affect our brands.

We believe that our brands (principally Natura, The Body Shop and Aesop, among others) contribute significantly to the success of our business. We also believe that maintaining and enhancing our brands is critical to maintaining and expanding our base of customers, vendors and independent beauty consultants. Maintaining and enhancing our brands will also depend largely on our ability to continue to create the best customer purchasing experience, through a pleasant environment at all of our points of sale, and based on our competitive pricing, and large assortment and high-quality of the products and services we offer, together with the range and convenience of product delivery options. If we are unable to meet these standards, our business and results of operations may be adversely affected.

Complaints from customers or negative publicity about the products we sell, the prices we charge or services we provide could in the future reduce consumer confidence and the use of our services and adversely affect our business. In addition, some of the products we sell may expose us to product liability claims arising from personal injury and may require product recalls or other actions. To maintain good customer relations, we need to adequately train and manage our in-store employees who are in direct daily contact with our customers. We must also have a customer service team ready to resolve irregularities and disputes effectively and promptly. Effective customer service requires significant personnel expense and investment in developing programs and technology infrastructure to help customer service representatives carry out their functions. Failure to properly manage or train our customer service representatives could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation and our business may suffer, and we may lose our customers’ confidence.

Media coverage and publicity generally exert significant influence over consumers’ behavior and actions. If we are subject to negative publicity which causes our customers to change their purchasing habits, we may be materially adversely affected. New technologies, such as social media, are increasingly used to advertise products and services. The use of social media requires specific attention, as well as a set of monitoring and managing guidelines which we may be unable to effectively develop and implement. Negative posts or comments about us, our products, our business, our operations, our raw materials, our directors or executive officers on any social networking or other website could materially damage our reputation. In addition, our employees and representatives may use social media tools and mobile technologies inappropriately, which may give rise to liability, or which could lead to the exposure of sensitive information. Negative publicity which significantly harms the reputation of one or more of our brands may have a material detrimental effect on the value of our brands, which may materially adversely impact our sales, our business, our financial condition and our operating results.

Our industry is highly competitive and strategic actions by our competitors may weaken our competitive position and negatively affect our profitability.

We and other retailers, compete for capital, customers, employees, products, services and other important aspects of our business. In most of the business segments in which we operate, we generally compete with a number of large multinational and Brazilian retailers, as well as with local small businesses.

These competitors, some of which have a greater market presence in certain geographical areas, store formats and/or for certain categories of products, include traditional retailers, e-commerce and catalog sales businesses, direct sales companies and other forms of retail commerce. Changes in pricing and other terms negotiated, contractual conditions or practices of these competitors may materially adversely affect us.

In addition, increased competition may result in reduced gross margins, a decline in our working capital position and loss of market share, any of which could materially adversely affect us. Moreover, our competitors may be able to devote greater resources than us to invest in business development. Our competitors may be acquired by, receive investments from, or enter into other commercial relationships with larger, well-established and well-financed companies in certain lines of business. Also, the launches of new stores near ours, either by our current competitors or by new competitors, may impact the profitability of each of our stores, which may reduce our cash flows and operating profits. We may be materially adversely affected to the extent we are unable to compete successfully with our competitors.

The purchasing decisions of consumers are affected by factors including brand recognition, product quality and performance, availability of credit, price and subjective preferences. Some of our competitors may have marketing investments substantially larger than ours. If our advertising, promotional and marketing strategies do not succeed and if we are unable to offer new products to meet the market demands, we may be adversely affected. If we cannot introduce new products in a timely manner or if our end consumers believe that our competitors’ products are more attractive, our sales, profitability and our results of operations may be adversely affected.

Also, consumers are increasingly embracing online shopping and mobile commerce applications. As a result, a greater portion of total consumer expenditures with retailers could occur online and through mobile commerce applications. If we fail to maintain or grow our overall market position through the integration of our physical retail presence, our direct selling business and e-commerce platform, our net sales and financial performance could be adversely affected. In addition, a greater concentration of retail and wholesale sales in online and mobile commerce sales could result in a reduction in the amount of traffic we have in our physical stores. Conditions in the online sales market could also change rapidly and significantly as a result of technological advances. New start-up companies that innovate and large competitors that are making significant investments in e-commerce may create similar or superior e-commerce platforms and technologies that will be disruptive to our e-commerce, direct selling business and the operations of our physical stores.

Changes in consumer preferences may adversely affect our business, financial condition and operating results.

We operate in an industry that is subject to rapid and unpredictable changes in consumer demand and trends. Changes in consumer preferences and a potential decrease in demand may adversely affect our operations and growth perspectives. The success of our brand management strategy depends on our ability to foresee, evaluate and react effectively to changes in the spending levels of consumers and their preferences regarding beauty and other products. Our competitiveness depends in part on the successful creation of new products, as well as on consumer satisfaction and preferences in line with market trends. Consumer preferences and trends may change due to a variety of factors, such as changes in demographic trends, changes in the characteristics and ingredients of products, new market trends, climate, negative publicity from lawsuits against us or our peers, or a weak economy in one or more of the markets in which we operate. In addition, consumers may switch to the products of competitors, or the demand for products in our segment as a whole could decline. If we are unable to anticipate changes in consumer preferences and trends, our business, financial condition and operating results could be materially adversely affected.

If we fail to constantly update our product portfolio, we may be unable to maintain and expand our network of independent beauty consultants.

One critical element of our strategy is our capacity to maintain close relations with independent beauty consultants. One of the ways in which we maintain these relations is by constantly updating our portfolio of innovative and attractive products. Our ability to constantly evolve our portfolio depends on a variety of factors, including our capacity to foresee market requirements and use new raw materials and technologies effectively. If we are unable to constantly update our product portfolio, our ability to maintain and expand our network of independent beauty consultants could be materially adversely affected.

Interruption of our research and development, production and distribution units may materially adversely affect our business, financial condition and results of operations.

We develop and manufacture a significant portion of our products at our own manufacturing plants. We are exposed to certain risks inherent to our research, production, distribution and development activities, including industrial accidents, environmental actions, strikes and other labor disputes, interruptions in logistics, power supply or information systems, total or partial loss of operating units, product quality control, safety, specific license requirements and other regulatory factors, as well as natural disasters and other external factors over which we have no control. For example, we use flammable and explosive substances, such as alcohol, in manufacturing our products. These flammable or explosive products are stored in our operational units and could damage our installations. Accidents at our operational units, especially our main industrial plant in Cajamar, in the state of São Paulo, could expose us to risks related to the total or partial loss of our facilities, depending on the severity of such accidents.

Additionally, we use third-party manufacturers to manufacture certain of our products. Therefore, as a company engaged in manufacturing, distribution and research and development on a global scale, we are subject to the risks inherent in such activities carried out by our third-party manufacturers. Such risks to us and to our third-party manufacturers include industrial accidents, environmental events, fires, strikes and other labor or industrial disputes, disruptions in logistics or information systems (such as the ERP system), loss or impairment of key manufacturing or distribution sites, product quality control issues, safety concerns, licensing requirements and other regulatory or government issues, as well as natural disasters, pandemics, border disputes, acts of terrorism and other external factors over which we have no control. In addition, there can be no guarantee that all of our third-party manufacturers will fulfill their obligations under the service agreements into which we enter with them. If any of our third-party manufacturers encounters any situation affecting their output, or if any of our third-party manufacturers fails to the meet their contracted obligations, this could affect our ability to deliver our products to market, which could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.

These risks may be exacerbated by our efforts to increase facility consolidation covering our manufacturing, distribution and supply footprints, particularly if we are unable to successfully increase our resiliency to potential operational disruptions or enhance our disaster recovery planning. The loss of, or damage to, any of our facilities or centers, or those of our third-party manufacturers, could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.

Our success depends, in part, on the quality, safety and efficacy of our products.

Our success depends, in part, on the quality, safety and efficacy of our products. If our products are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet our independent beauty consultants’ or end customers’ standards, our relationship with our independent beauty consultants or end customers could suffer, we could need to recall some of our products and/or become subject to regulatory action, our reputation or the appeal of our brand could be diminished, we could lose market share, and we could become subject to liability claims, any of which could result in a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.

We may face difficulties in opening new stores and developing our existing stores.

Our growth is closely tied to our ability to open new stores and develop existing stores and to identify and successfully take advantage of new business opportunities. Our ability to open new stores and develop existing stores successfully depends on several factors. These factors include, among others, the availability of financial resources or of financing at acceptable terms as well as our ability to identify appropriate locations for new stores, which involves the collection and analysis of demographic and market data to determine whether there is sufficient demand for our products in the relevant locations, as well as the acquisition of real estate property or the negotiation of lease agreements on acceptable terms. In addition, if consumers in the markets into which we expand or in which we build stores of a new format are not receptive to our retail concepts or are otherwise not receptive to our presence in such markets, we may be materially adversely affected. We may also be subject to delays resulting from changes in legislation, governmental bureaucracy or unforeseen or force majeure events, which could result in increased and unexpected costs that are not included in our budgets. Any interruption or delays in the construction or launch of our projects, or increase in costs, could disrupt our business, decrease our anticipated revenues in our business plan, and adversely affect us.

Our organic growth, as well as growth arising from acquisitions, could place a significant strain on our managerial, operational and financial resources. Our ability to manage our future growth will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis and to train, motivate and manage an enlarged workforce, including our ability to recruit qualified personnel with the necessary technical skills and experience and the integration of our existing workforce with that of any businesses that we may acquire. Failure to effectively manage our expansion may lead to increased costs, a decline in sales and reduced profitability.

Our business depends on a stable and adequate supply of raw materials, which may be subject to shortages in supply or delays in delivery.

We manufacture and package the majority of our Natura branded products. Raw materials, consisting chiefly of essential oils, chemicals, containers and packaging components, are purchased from various third-party suppliers for our products. Additionally, we produce the brochures that are used by independent beauty consultants to sell Natura-branded products. The loss of multiple suppliers or a significant disruption or interruption in the supply chain could have a material adverse effect on the manufacturing and packaging of our products, or the production of our brochures. This risk may be exacerbated by our globally-coordinated purchasing strategy, which leverages volumes. Regulatory action, such as restrictions on importation, may also disrupt or interrupt our supply chain. Furthermore, increases in the costs of raw materials or other commodities may adversely affect our profit margins if we are unable to pass along any higher costs in the form of price increases or otherwise achieve cost efficiencies in manufacturing and distribution. In addition, if our suppliers fail to use ethical business practices and comply with applicable laws and regulations, such as any child labor laws, our reputation could be harmed due to negative publicity.

If we experience any material shortages or delay in delivery of packaging materials, our ability to package and deliver our finished goods to our points of sale may be materially adversely affected, and our reputation and sales may suffer material damage, which would adversely affect our results of operation.

The risk of product contamination resulting in product liability may materially adversely affect our business.

As is the case with other consumer product manufacturers, we may be subject to product liability claims if our products are found to be unfit for human use or cause illness. Products may be rendered unfit for human use due to contamination of ingredients, whether accidental or not, and illegal tampering. Despite the measures we have in place to control the quality of our products, contamination of ingredients of our products may occur during the transportation, production, distribution and sales processes due to reasons unknown to us or out of our control. The occurrence of such problems may result in product recalls which will cause serious damage to our reputation and brand, as well as loss of revenue. We cannot assure you that such incidents will not occur in the future. In addition, adverse publicity about these types of concerns relating to our brand or to the industry as a whole, whether or not legitimate, may discourage consumers from purchasing our products. If consumers lose confidence in our brand, we could experience long term declines in our sales, resulting in losses which we may not be able to recover.

Interruption in our main information technology, or IT, systems could adversely affect our business, financial conditions and operating results.

We use IT systems to support our business. Our IT systems and infrastructure, as well as those of third parties, are integral to our performance. The IT systems we use include support systems for financial reports, web-based tools, and an internal communication and data transfer network. We also use a variety of technological tools (online ordering system, electronic billing and online training tools) to assist us and enable us to communicate with our independent beauty consultants. In the coming years, we plan to increase the use of IT tools to communicate with our independent beauty consultants. We use third-party service providers in many instances to provide these IT systems. Over the last several years, we have undertaken initiatives to increase our reliance on IT systems which has resulted in the outsourcing of certain services and functions, such as global human resources IT systems, call center support, Sales Representative support services and other IT processes. Any of our IT systems and infrastructure, or those of third-party service providers, is subject to failure or interruptions that are inherent in the complex scenario of localized applications and the system architecture. Incidents originating from legacy or non-integrated systems, or both, as well as fires, floods, power failure, telecommunication failure, terrorist attacks, break-ins, data corruption and similar events may also occur. Other risks and challenges could arise as we upgrade, modernize and standardize our IT systems. Despite our network security measures, which include due diligence at service providers, our systems could also be vulnerable to computer viruses, data security failures, break-ins, data corruption and similar interruptions caused by unauthorized access to these systems. We rely on our employees, independent beauty consultants, and third parties in our day-to-day and ongoing operations, which may, as a result of human error or malfeasance or failure, disruption, cyberattack or other security breach of third-party systems or infrastructure, expose us to risk. Furthermore, our ability to protect and monitor the practices of our third-party service providers is more limited than our ability to protect and monitor our own IT systems and infrastructure. The occurrence of these and other incidents could damage our IT systems and infrastructure, or those of third-party service providers, and adversely affect our business, financial condition and operating results.

Our IT systems or those of our third-party service providers may be accessed by unauthorized users, such as cyber criminals, as a result of a failure, disruption, cyberattack or other security breach, exposing us to risk. As techniques used by cyber criminals change frequently, a failure, disruption, cyberattack or other security breach may go undetected for a long period of time. A failure, disruption, cyberattack or other security breach of our IT systems or infrastructure, or those of our third-party service providers, could result in the theft, transfer, unauthorized access to, disclosure, modification, misuse, loss, or destruction of Company, employee, independent beauty consultants, customer, vendor, or other third-party data, including sensitive or confidential data, personal information and intellectual property.

We are investing in industry standard solutions and protections and monitoring practices of our data and IT systems and infrastructure to reduce these risks and continue to monitor our IT systems and infrastructure on an ongoing basis for any current or potential threats. Such efforts and investments are costly, and as cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. As a company that operates globally, we could be impacted by commercial agreements between us and processing organizations, existing and proposed laws and regulations, and government policies and practices related to cybersecurity, privacy and data protection.

Despite our efforts, our and our third-party service providers’ data, IT systems and infrastructure may be vulnerable. There can be no assurance that our efforts will prevent a failure, disruption, cyberattack or other security breach of our or our third-party service providers’ IT systems or infrastructure, or that we will detect and appropriately respond if there is such a failure, disruption, cyberattack or other security breach. Any such failure, disruption, cyberattack or other security breach could adversely affect our business, including our ability to expand our business, cause damage to our reputation, result in increased costs to address internal data, security, and personnel issues, and result in violations of applicable privacy laws and other laws and external financial obligations such as governmental fines, penalties, or regulatory proceedings, remediation efforts, such as breach notification and identity theft monitoring, and third-party private litigation with potentially significant costs. In addition, it could result in deterioration in our employees’, independent beauty consultants, customers’, or vendors’ confidence in us, which could cause them to discontinue business with us or result in other competitive disadvantages.

The loss of members of our senior management, the weakening of our corporate culture and/or our inability to attract, retain and train key personnel may adversely affect our business, financial condition and operating results.

We believe that our ability to retain our competitive advantage largely depends on our executive leaders and the corporate culture our management promotes. The loss of any member of our top management or our inability to attract and retain experienced managers could disrupt our operations and have an adverse effect on our business. If members of our senior management team resign, we may not be able to sustain our existing culture or replace them with individuals of the same experience and qualification. Key personnel may leave us for a variety of reasons and the impact of these departures is difficult to predict, which may hinder the implementation of our strategic plans and adversely affect us.

In addition, our future success also depends on our ability to identify, attract, hire, train, retain, motivate and manage other personnel with specific skills and knowledge. Competition for these personnel is intense, and we may not be able to successfully attract, hire, train, retain, motivate and manage sufficiently qualified personnel, which may adversely affect our business.

Our comparable store sales and quarterly financial performance may fluctuate for a variety of reasons, which could result materially adversely affect our financial performance.

Our comparable store sales and quarterly results of operation have fluctuated in the past, and we expect them to continue to fluctuate in the future. A variety of factors affect our comparable store sales and quarterly financial performance, including:

•	seasonality;

•	changes in our merchandising strategy or mix;

•	the effectiveness of our inventory management;

•	timing and concentration of new store openings, including additional human resource

•	requirements and related pre-opening and other start-up costs;

•	cannibalization of existing store sales by new store openings;

•	levels of pre-opening expenses associated with new stores;

•	timing and effectiveness of our marketing activities, such as new products, direct marketing

•	activity, television and magazine advertisements;

•	actions by our existing or new competitors;

•	general economic conditions and, in particular, the retail sales environment; and

•	store employees’ motivation and effectiveness.

Accordingly, our results for any one financial quarter are not necessarily indicative of the results to be expected for any other quarter, and comparable store sales for any particular future period may decrease. In that event, our result of operations may fluctuate significantly.

Our inability to attract and retain our independent beauty consultants may materially adversely affect our business, financial condition and operating results.

The inability to attract and retain our independent beauty consultants could materially adversely affect our business, financial condition and operating results. We conduct our business in the countries in which we operate mainly in the form of direct sales through a network of independent beauty consultants, who sell our Natura-branded products, and independent sales advisors (Natura business leader sales consultants), who, in addition to selling our products, are also responsible for sharing business information and guidelines to small groups of Natura consultants. These independent beauty consultants are our main sales channel for our Natura-branded products and our business expansion is linked to the growth of the resellers network.

Natura consultants and Natura business leader sales consultants are independent beauty consultants who buy products directly from us and sell them to their clients. There is no exclusivity agreement between us and our independent beauty consultants, nor do we require a minimum period of association with us. As of June 30, 2019, we had approximately 1.0 million Natura consultants in Brazil and 0.7 million such consultants outside of Brazil. There is a high rate of turnover among consultants and business leader sales consultants, which is a common characteristic of the direct-selling business. Our success in attracting and retaining independent beauty consultants depends on a series of factors, which include:

•	maintaining close and quality relationships with our independent beauty consultants;

•	continuing to create innovative and successful products, which is important to secure the interest of independent beauty consultants in our company and the Natura brand;

•	maintaining the average prices of products that enable our independent beauty consultants to increase their profits;

•	public perception of our Natura brand, the line of products and the direct sales channel;

•	competitiveness among independent beauty consultants of other direct sales companies;

•	the level of service provided to independent beauty consultants;

•	macroeconomic conditions in Brazil and other countries in which we operate;

•	our ability to successfully execute our digital strategy;

•	our ability to successfully implement other initiatives in the direct-selling channel;

•	our ability to improve our brochure and product offerings;

•	the legal, administrative and other conditions imposed on independent beauty consultants by the authorities of the countries in which we operate; and

•	our ability to improve our marketing and advertising.

We cannot guarantee that our suppliers do not engage in irregular practices.

Given the decentralization and outsourcing of our suppliers’ production chains, we cannot guarantee that suppliers will not have issues regarding working conditions, sustainability, outsourcing of the production chain and improper safety conditions, or that they will not use these irregular practices in order to lower product costs. If a significant number of our suppliers engage in these practices, our reputation may be harmed and, as a consequence, our customers’ perception of our products may be materially adversely affected, causing thereby a reduction in net operating revenues and results of operations and the market prices of our notes.

Changes in the legal status of independent beauty consultants and business leader sales consultants could adversely affect our operating results.

The independent beauty consultants and business leader sales consultants who work with us are not our employees. However, the Brazilian government could enact laws or regulations, or interpret existing laws or regulations in such a way that could characterize independent beauty consultants and advisors as employees or otherwise oblige us to make social security contributions on their behalf. Any changes in law or unfavorable court decisions that find the existence of employment relationship or result in our obligation to make social security contributions or other labor charges for our independent beauty consultants and business leader sales consultants would result in substantial additional costs that could result in a need for us to restructure our business and materially adversely affect our financial condition and operating results. Similar changes in other countries in which we operate could also cause adverse impacts on our strategy and results. For further information on the legal status of our independent beauty consultants, please see “Information about Natura &Co—Legal status of our independent beauty consultants and business leader sales consultants.”

We may be liable for the labor and pension obligations of third-party suppliers.

Pursuant to Brazilian labor laws, if third-party service providers that provide services to us do not comply with their obligations under labor and social security-related laws, we may be held jointly liable for any such noncompliance, resulting in fines and other penalties that may materially adversely affect us. We may also be held liable for bodily injury or death within our premises of employees of third parties providing services to us, which may adversely affect our reputation and our business.

We could incur losses and expend significant time and money defending lawsuits and arbitration proceedings. Unfavorable outcomes in litigation or our inability to post judicial collateral or provide guarantees in pending legal or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.

We may, in the future, become party to litigation, including, for example, new tax assessments, claims alleging violation of the federal securities laws or claims relating to employee or employment matters, our products or advertising. Currently, we are party to several civil, administrative, environmental, labor, tax and arbitration proceedings. These claims involve substantial amounts under dispute and could also result in other punitive measures. Several individual disputes account for a significant portion of the total claims against us.

We cannot guarantee that such proceedings will have favorable outcomes for us or that the provisions made will be sufficient to pay any amounts due. Any proceedings that require us to make substantial payments, affect our reputation or otherwise interfere with our business operations could have a material adverse effect on our business, financial condition and operating results. In case of unfavorable decisions against us in claims involving substantial amounts, or if the actual losses are significantly higher than the provisions we have recorded in our financial statements, our financial condition and operating results could be adversely affected. Moreover, our management may be forced to dedicate its time and attention to defend against these claims, which could prevent it from concentrating on our core business. Depending on the result, certain lawsuits could result in restrictions to our operations and adversely affect our business, financial condition and operating results.

Additionally, we may not have sufficient funds to post collateral or provide guarantees in judicial or administrative proceedings that claim substantial amounts. Even if we do not post such collateral or provide guarantees, we will be liable for paying any amounts due pursuant to any unfavorable outcomes in legal proceedings, and may have an adverse outcome on the business, financial condition and operational results of the Company. We cannot assure you that, if we cannot make such payments, our assets, including financial assets, will not be attached, or that we will be able to obtain tax good standing certificates, all of which may have a material adverse effect on our business, financial condition and results of operations.

The cosmetics, fragrances and toiletries segment is susceptible to periodic slowdowns as a result of decreases in consumer purchasing power, economic downturns and unfavorable economic cycles.

Historically, the cosmetics, fragrances and toiletries segment has been susceptible to periods of general economic slowdown that have led to a decline in consumer spending. Adverse economic conditions may significantly reduce the spending capacity of consumers and their disposable income, which could materially adversely affect our sales, operating results and financial condition.

The success of operations in most of the business segments where we operate depends on various factors related to consumer expenditures and consumers’ income, including general business conditions, interest rates, inflation, consumer credit availability, taxation, consumer confidence in future economic conditions and employment and salary levels.

Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of the gross domestic product, or GDP, of the countries in which we operate. We cannot ensure that the GDP of the countries in which we operate will increase or remain stable. Developments in the macroeconomic conditions of the countries in which we operate, including Brazil which has been experiencing an economic slowdown since 2012, may affect such countries’ growth rates and, consequently, us. Any decrease or slowdown in such growth may materially adversely affect our sales and our results of operations.

We may face challenges in developing our omnichannel strategy and expanding our operations to e-commerce.

The coordinated operation of our network of physical stores and e-commerce platforms across multiple brands is fundamental to the success of our omnichannel strategy. If we are unable to align and integrate the strategies of our multiple sales channels, or if our respective sales channels compete against each other, we may be unable to fully benefit from the advantages that an omnichannel, dual-model and multiformat strategy offers, which may materially adversely affect us.

Also, consumers are increasingly embracing online shopping and mobile commerce applications. As a result, a greater portion of total consumer expenditures with retailers and wholesalers could occur online and through mobile commerce applications. If we fail to maintain or grow our overall market position through the integration of our physical retail presence and e-commerce platform across our brands, our net sales and financial performance could be adversely affected. In addition, a greater concentration of retail and wholesale sales in online and mobile commerce sales could result in a reduction in the amount of traffic we have in our physical stores.

Conditions in the online sales market could also change rapidly and significantly as a result of technological advances. New start-up companies that innovate and large competitors that are making significant investments in e-commerce may create similar or superior e-commerce platforms and technologies that will be disruptive both to our e-commerce and the operations of our physical stores.

The Natura, The Body Shop and Aesop brands have historically used e-commerce to different degrees and may continue to have different strategies for their e-commerce platforms. As we continue expanding our e-commerce operations across our brands, we will continue to face risks associated with online businesses. In addition, we may pursue strategies within e-commerce that our brands have not utilized before, and we may expand into e-commerce in countries and jurisdictions in which we have less experience and in which our brands may be less well-known by customers. We may be unable to attract a sufficient number of customers and other participants, fail to anticipate competitive conditions or face difficulties in operating effectively across all of our channels and business formats, and could also be the target of illegal and fraudulent uses of our e-commerce platforms. Accordingly, any efforts to expand our e-commerce operations may not be successful, which could limit our ability to grow our revenue, net income and profitability, adversely affecting our results of operations. See “Information about Natura &Co—Our Distribution Processes.”

Restrictions on credit availability to consumers in Brazil may adversely affect our sales volumes.

Sales in installments are an important component of the result of operations of retail companies in Brazil. The increase in the unemployment rate, combined with high interest rates, may result in increased restrictions on the availability of credit to consumers in Brazil. As of June 30, 2019, the unemployment rate in Brazil was 12%, according to the IBGE. Our sales volumes and, consequently, our result of operations may be adversely affected if credit availability to consumers decreases, or if policies are introduced by the Brazilian government that further restrict the granting of credit to consumers.

The Brazilian federal government, through the National Monetary Council (Conselho Monetário Nacional) and the Brazilian Central Bank, periodically introduce regulations designed to regulate the availability of credit in order to reduce or increase consumption and, consequently, to control the rate of inflation. These regulations include, among other tools, (1) modifying the requirements imposed on compulsory deposits on loans, deposits and other transactions; (2) regulating the maximum term of financings; and (3) imposing limitations on the amount of financing that may be obtained. These regulations may reduce our customers’ ability to obtain credit from financial institutions, and some of these can affect the financial and credit market for extended periods of time. We cannot assure you that in the future the Brazilian federal government will not adopt new regulations that reduce the access of our customers to credit from financial institutions.

In addition to providing for sales in installments, we may also extend other forms of credit to customers. Any form of lending carries a risk that our customers may not repay the credit we extend to them. An increase in the unemployment rate, an increase in interest rates, or any economic downturn may further reduce the likelihood of repayment by our customers, which could require us to suffer losses and raise the rates we charge. Any increase in interest rates by us may decrease the likelihood that customers will be able to take on debt to purchase our products.

Reductions in credit availability and more stringent credit policies by us and credit card companies (as well as increased interest rates) may negatively affect our sales. Unfavorable economic conditions in Brazil, or unfavorable economic conditions globally that impact the Brazilian economy, may significantly reduce available income and consumer expenditure, particularly in the lower income classes, who have relatively less credit access than higher income classes, more limited debt refinancing conditions and are more susceptible to increases in the unemployment rate. These conditions may cause a material adverse effect on our sales, our business and our results of operations.

Our dependence on credit card companies for sales and consumer financing is a growing trend.

Our business is relatively dependent on credit cards as it is one of the preferred payment methods of our customers. In order to execute credit card sales, we are dependent on the policies of credit card companies, and are affected by the fees that such companies charge us. Any change in the policies of the credit card issuers, including, for example, the administration fee charged to merchants, could materially adversely affect our business and results of operations.

Our franchise business models present a number of risks.

Our success increasingly relies on the financial success and cooperation of franchisees across the Natura, The Body Shop and Aesop brands, yet we have limited influence over their operations. Our margins from physical retail stores arise from two primary sources: fees from franchised stores (e.g., rent and royalties based on a percentage of sales, as well as the revenues from products we sell to our franchisees) and, to a lesser degree, sales from company-operated stores. Our franchisees manage their businesses independently, and therefore are responsible for the day-to-day operation of their stores. The revenues we realize from franchised stores are largely dependent on the ability of our franchisees to grow their sales. If our franchisees do not experience sales growth, our revenues and margins could be negatively affected as a result. Also, if sales trends worsen for franchisees, their financial results may deteriorate, which could result in, among other things, store closures or delayed or reduced payments to us. Our refranchising effort will increase that dependence and the effect of those factors.

Our success also increasingly depends on the willingness and ability of independent franchisees to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, promotional and capital-intensive reinvestment plans. Franchisees’ ability to contribute to the achievement of our plans is dependent in large part on the availability to them of funding at reasonable interest rates and may be negatively impacted by the financial markets in general or by the creditworthiness of our franchisees or the Company. Our operating performance could also be negatively affected if our franchisees experience operational problems or project an image inconsistent with our brand and values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subjected to litigation. If franchisees do not successfully operate stores in a manner consistent with our required standards, the image and reputation of our brands could be harmed, which in turn could materially adversely affect our business and operating results.

Our business depends on a supply chain and consequently we face inherent logistics-related risks.

If operations at our distribution centers are adversely affected by factors beyond our control, such as fire, natural disasters, power shortages, failures in the systems, among others, and in the event that no other distribution center is able to meet the demand of the region affected, the distribution of products to the regions supplied by the affected distribution center will be impaired, which may adversely affect us. Our operations may be materially adversely affected if we are not able to open new distribution centers or expand our existing distribution centers in order to meet the supply needs of our clients.

Additionally, any significant interruptions, failures or changes in the logistics infrastructure we or our suppliers use to deliver products in our distribution centers could prevent the timely or successful delivery of the products to our clients and adversely affect our operations.

Our distribution network is sensitive to fluctuation in oil prices, and any increases in the price, disruption of supply or shortage of fuel may result in increased shipping costs and adversely affect our business and results of operation.

Furthermore, if stringent regulations to combat street traffic are enacted imposing further restrictions on the delivery of products to our clients within certain hours of the day in certain municipalities where we operate, our ability to distribute products in a timely manner to our clients may be affected. A general increase in street traffic can also impact our ability to distribute products to our clients in a timely manner. Also, our e-commerce business is subject to similar risks, and as we expand our e-commerce platform these risks may affect our ability to deliver products to our end-consumers in a timely manner. Any inability to promptly and successfully deliver the products we sell to our customers through our e-commerce platform may result in the loss of their business and materially adversely affect our reputation, which may have an adverse impact on our sales.

We are not insured against all risks affecting our activities and our insurance coverage may not be sufficient to cover all losses and/or liabilities that may be incurred by our operations.

We cannot provide assurance that our insurance coverage will always be available or will always be sufficient to cover any damages resulting from any kind of claims. In addition, there are certain types of risks that may not be covered by our policies, such as war, force majeure or certain business interruptions. In addition, we cannot provide assurance that when our current insurance policies expire, we will be able to renew them at sufficient and favorable terms. Claims that are not covered by our policies or the failure to renew our insurance policies may materially adversely affect us.

Changes in the availability and costs of energy and other utilities could materially adversely affect us.

Our operations consume material quantities of energy and other utilities. Energy and utility prices have been subject to significant price volatility in the recent past in Brazil, including as a result of climate conditions, and may be again in the future. For instance, high energy prices over an extended period of time, as well as changes in energy taxation and regulation in certain geographies, may result in a material adverse effect on our operating revenues and could materially adversely affect our profitability. There is no guarantee that we will be able to pass along increased energy and public utility costs to our customers.

We may not be able to execute our strategy of sourcing a sufficient volume and variety of products at competitive prices or adequately managing our supply of inventory, which could have a material adverse effect on us.

Our business is dependent on our ability to strategically source a sufficient volume and variety of products at competitive prices. In addition, we may significantly overstock low-acceptance products and be forced to take significant markdowns. We cannot assure you that we will continue to identify the appropriate customer demand and take advantage of appropriate buying opportunities, which could have a material adverse on our business and financial results. In addition, overstocked goods in our distribution centers may become obsolete or their validity may expire during the time it takes to be delivered to our clients. In addition, the improper handling of products may result in their breakage or malfunctioning.

Further, if we or any third party warehousing provider engaged by us fail to store our inventory at optimal conditions, such as at optimal temperatures and humidity levels, the quality and shelf life of our products may be adversely affected, and we may as a result suffer damage to our reputation, which may adversely affect our results of operation.

A work stoppage or significant strike from our labor force may affect our operations.

A number of our employees are represented by labor unions and covered by collective bargaining or similar labor agreements, which are subject to periodic renegotiation within the time frames established by law. Strikes and other work stoppages or other labor disruptions in any of our facilities or labor unrest disrupting any of our third-party suppliers of goods or services may have a material adverse effect on our business and results of operations.

We may not be able to protect our intellectual property rights.

Our future success depends significantly on our ability to protect our current and future brands (including our private labels) and to defend our intellectual property rights, including trademarks, domain names, trade secrets and know-how. There is also a risk that we could, by omission, fail to renew a trademark in a timely manner or that our competitors will challenge, invalidate or circumvent any existing or future trademarks issued to, or licensed by, us. We cannot be certain that the steps we have taken to protect our portfolio of intellectual property rights will be sufficient or that third parties will not infringe upon or misappropriate proprietary rights. If we are unable to protect our proprietary rights against infringement or misappropriation, it could have a material adverse effect on us, and in particular, on our ability to develop our business.

Counterfeiting and imitation have occurred in the past for many consumer products, including cosmetics. As our Natura, The Body Shop, Aesop among others, brands are well-known brands around the world, we have in the past experienced counterfeiting and imitation of our products. We are unable to guarantee that counterfeiting and imitation will not occur or, if it does occur, that we would be able to detect and address the problem effectively. Any occurrence of counterfeiting or imitation could impact negatively upon our reputation and brand name, lead to loss of consumer confidence in our brand, and, as a consequence, adversely affect our results of operation.

The laws of some foreign countries do not protect our proprietary rights as fully as do the laws of Brazil, the United States, or the European Union member States. As a result, we may not be able to protect our intellectual property rights adequately by legal means in some of the jurisdictions where we do business. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. The costs required to protect our trademarks, trade names and patents, including legal fees and expenses, could be substantial.

Litigation may also be necessary to defend against claims of infringement or invalidity by others as we actively pursue innovation in the cosmetics and toiletries industry and enhance the value of our intellectual property portfolio. An adverse outcome in litigation or any similar proceedings could adversely affect our business, financial condition and results of operation. In addition, the diversion of management’s attention and resources while addressing any intellectual property litigation claim, regardless of whether the claim is valid, could be significant and could significantly affect our business, financial condition and results of operation.

Please see the section headed “Business—Intellectual Property” for further information relating to our intellectual property.

Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could materially harm our business and standing with our customers.

We collect, store, process, and use certain personal information and other customer data in our business. A significant risk associated with our business and communications in general is the secure transmission of confidential information over public networks. The perception of privacy concerns, whether or not valid, may adversely affect us. We must ensure that any processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible comply with relevant data protection and privacy laws. The protection of our customer, employee and company data is critical to us. Currently, a number of our customers authorize us to bill their credit card accounts directly. We rely on commercially available systems, software, tools and monitoring to provide secure processing, transmission and storage of confidential customer information, such as credit card and other personal information.

Our facilities and systems, either of our e-commerce platform or our physical stores, as well as those of our third-party service providers, may be vulnerable to security breaches, fraud, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. Any security breach, or any perceived failure involving the misappropriation, loss or other unauthorized disclosure of confidential information, as well as any failure or perceived failure to comply with laws, policies, legal obligations or industry standards regarding data privacy and protection, whether by us or vendors in our online marketplace platform, could damage our reputation, expose us to litigation risk and liability, subject us to negative publicity, disrupt our operations and harm our business. We cannot provide assurance that our security measures will prevent security breaches or that failure to prevent them will not have a material adverse effect on us.

The interests of our controlling shareholders may conflict with the interests of our other shareholders.

Our controlling shareholders, have the power to, among other things, appoint the majority of the members of our board of directors and determine the outcome of certain resolutions requiring approval from shareholders, including with regards to matters pertaining to related party transactions, corporate restructurings, disposal of assets, partnerships, and the timing, conditions and amounts of any future dividend payments (subject to any minimum level of dividend payments required to our by-laws which require us to distribute at a minimum 30% of our profits as dividends or interest on equity each fiscal year). Our controlling shareholders may be interested in carrying out acquisitions, disposal of assets or partnerships, seek financing or enter into similar transactions that may conflict with the interests of our other shareholders. For further information on our controlling shareholders, please see “Major Shareholders and Related Party Transactions.”

Changes in environmental laws and regulations can adversely affect our business, including our capacity to develop new products.

Our operations are subject to strict environmental laws at the national, sub-national and municipal levels, including regulations related to water consumption, solid waste, biodiversity protection and gas emissions, among others. In addition, we require permits and licenses to carry out certain of our activities. If we fail to comply with these laws and regulations or obtain the required permits and licenses, we could be subject to fines and other sanctions including the cancellation of our permits and licenses and we and our executive officers and directors could be subject to criminal sanctions. Certain environmental licenses and permits that we require to carry out some of our activities are in the process of being obtained or renewed, and we cannot assure you that we will be able to obtain or renew such licenses. We may have to incur in expenses related to remedial environmental measures or suspend certain of our operations until remedial measures are taken. Government agencies or other authorities may also enact new rules and regulations that are more restrictive or may interpret existing laws and regulations more restrictively, which could result in additional expenses related to compliance with environmental laws and regulations, which in turn, could adversely affect our business, financial condition and results of operations.

In particular, Brazilian environmental rules and regulations could become more restrictive in areas related to our activities, including with regard to climate change (greenhouse gas emission standards), solid waste (targets for return of packaging to the Company and its recycling after use by consumers) and water resources (payments by companies in Brazil for use of water), among other issues. In December 2009, the Brazilian Congress approved the National Policy on Climate Change (Política Nacional sobre Mudança do Clima), or the PNMC, which sets forth objectives based on the commitments voluntarily undertaken by Brazil at the UN Framework Convention on Climate Change, the Kyoto Protocol and other international norms on climate change. The PNMC could result the implementation of new technologies and/or industrial conditions that restrict our production and selling activities and increase or costs. Brazil’s National Policy on Solid Waste, enacted in 2010, includes an obligation to return product packaging to improve recycling. This policy could introduce additional environmental obligations on manufacturers related to the collection of such materials.

Our innovation strategy is mainly based on using the biodiversity of the Pan-Amazon region. This critical element of our strategy could be impaired if new laws or regulations, or even different interpretations of existing laws, further restrict the use of Brazil’s natural resources or the associated traditional knowledge and we increase our research and development costs. The biodiversity protection rules set forth in the UN Convention on Biological Diversity, in the Nagoya Protocol on Access to Genetic Resources and the Fair and Equitable Sharing of Benefits Arising from their Utilization and in applicable laws represents additional costs and challenges to our research and development initiatives. In the future, these rules could become stricter, increasing our innovation and product launch costs. These changes could adversely affect our business, financial condition and results of operations, as well as our image as a company that creates, among others, products developed from the resources in Brazil’s ecosystem.

We may not have access to new financing on favorable conditions to meet our capital needs and fulfill our financial obligations.

We rely on obtaining financing and refinancing of existing indebtedness in order to operate our business, implement our strategy and grow our business. We need bank guarantees to obtain credit facilities from financial institutions, and we typically need insurance guarantees in order in connection with court proceedings to which we are a party. Recent disruptions in the global credit markets and their effect on the global and Brazilian economies could materially adversely affect our ability to raise capital and materially and adversely affect our business.

Substantial volatility in the global capital markets, unavailability of financing in the global capital markets at reasonable rates and credit market disruptions have had a significant negative impact on financial markets, as well as on the global and domestic economies. In particular, the cost of financing in the global debt markets has increased substantially, greatly restricting the availability of funds in such markets. Further, volatility in the markets has led to increased costs for obtaining financing in the credit markets, as many creditors have raised interest rates, adopted more rigorous loan policies, reduced volume and, in some cases, ceased offering financing on standard market terms. If we are unable to obtain new financing or to refinance existing loans when necessary, or obtain or renew insurance guarantees on reasonable terms or at all, we may face difficulties in complying with our financial obligations or explore business opportunities. This possible scenario would have a material adverse effect on our business, financial condition and results of operations.

We may be unable to comply with restrictive covenants under our financing agreements.

We are subject to certain restrictive covenants relating to leverage levels in certain of our financing agreements (including our debentures), as well as the maintenance of bank guarantees in respect of our obligations under such agreements, with the failure to maintain any such bank guarantees constituting an event of default. Therefore, any failure by us to comply with the restrictive covenants in our credit agreements as a result of adverse conditions in our business environment, or put in place bank guarantees for certain agreements, may trigger the acceleration of part of our indebtedness, limit our access to new credit facilities on which we depend to implement our investment plan as well as materially adversely affect our business and results of operations.

We may not be able to successfully integrate the operations of The Body Shop and face other risks associated with the acquisition.

We acquired The Body Shop in September 2017. We may not be able to successfully integrate The Body Shop into our business, or successfully implement appropriate operational, financial and administrative systems and controls to achieve the benefits that we expect to result from the acquisition of The Body Shop. Risks we face include: (1) failure of The Body Shop to achieve expected results; and (2) possible inability to achieve expected synergies and/or economies of scale.

In addition, the acquisition of The Body Shop may expose us to successor liability relating to prior actions of The Body Shop and its management or contingent liabilities incurred prior to our involvement, and will expose us to liabilities associated with ongoing operations, in particular to the extent we are unable to adequately and safely manage such acquired operations. A material liability associated with The Body Shop’s operations could adversely affect our reputation and have a material adverse effect on us. Also, undisclosed liabilities from the acquisition of The Body Shop may harm our financial condition and operating results.

We depend on third parties to manufacture our products.

We have entered into agreements with third-party contractors to manufacture the products which we sell. The loss or expiration of these agreements with third-party contractors or our inability to renew these agreements or to negotiate new agreements with other providers at equivalent rates could adversely affect our business and financial performance. Contractors’ negligence could compromise the quality and safety of our products and expose us to the risk of liability for product liability and environmental damage caused by such third parties. We expect that we will be dependent on such agreements for the foreseeable future. For more information about our third-party manufacturing agreements, see “Information About Natura &Co—Material Agreements.”

We may not be able to successfully dissociate the operations of The Body Shop from those of L’Oréal.

We acquired The Body Shop from L’Oréal in September 2017. We may not be able to successfully dissociate The Body Shop from the business of L’Oréal. The risks we face in this respect include the failure to adequately replace certain systems and infrastructure to which The Body Shop had access when it was part of the L’Oréal group with equivalent Natura or The Body Shop systems and infrastructure. In addition, the business of The Body Shop could be interrupted, or suffer loss of momentum or key personnel, following its acquisition by us. Any of these factors could adversely affect the business, financial condition and results of operations of The Body Shop and, consequently, our business, financial condition and results of operations.

Changes in accounting standards could impact reported earnings.

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by the company is accumulated and communicated to management, and recorded, processed, summarized and reported in accordance with applicable rules.

These disclosure controls and procedures have inherent limitations which include the possibility that judgments in decision-making can be faulty and that breakdowns occur because of errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

Following the Transaction, Natura &Co Holding, as a foreign private issuer, will need to comply with the reporting, disclosure control and other applicable obligation under the Exchange Act, the Sarbanes-Oxley Act and Dodd Frank Act, as well as rules adopted, and to be adopted, by the SEC and NYSE. Under Section 404 of the Sarbanes-Oxley Act of 2002, our management is not required to assess or report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the fiscal year ending December 31, 2019. We are only required to provide such a report for the fiscal year ending in December 31, 2020.

In addition, we cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our cash flows, results of operations or financial condition. If we are unable to conclude that our internal controls over financial reporting are effective, or if the independent registered public accounting firm reports that we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the trading price of our shares could decline, and we could be subject to sanctions or investigations by NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies in the United States, could also restrict our future access to capital markets and reduce or eliminate the trading market for our shares.

Our management is in a process of assessing the effectiveness of our internal controls over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the audit of our consolidated financial statements for the fiscal year ended December 31, 2018, our independent registered public accounting firm reported two deficiencies which were considered material weaknesses in our internal controls over financial reporting as of December 31, 2018. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Specifically, the controls over the following matters were not considered fully effective: (i) the design and operating effectiveness of controls over the accounting for certain business combinations and (ii) the design and operating effectiveness of controls over the financial reporting that would prevent, detect and correct material misstatements.

We have adopted a remediation plan with respect to the material weaknesses identified above by enhancing our controls over preparation and review of documents that will support management assessments of accounting issues, hiring several new, experienced personnel in our financial reporting organization, adopting revised processes and procedures and modifying our structure, changing certain financial reporting systems and the design of our financial reporting internal controls to provide additional levels of review as well as putting in place an ongoing training program for the finance and accounting staff.

For details of the controls and remediation plan mentioned above, see the section of this proxy statement/prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Natura &Co—Internal Controls and Deficiencies.”

Risks Relating to the Countries in Which We Operate

Risks related to the economic and political conditions in the countries in which we operate may negatively affect our business.

We have operations throughout the world. We are exposed to the risks related to changes in social, political and economic conditions, including inflation, inherent to foreign operations, which could adversely affect our business, financial condition and results of operations. Changes in laws and policies that govern foreign investment in countries in which we operate, hyperinflation, currency depreciation, exchange controls, changes in consumer buying habits, and changes in procurement channels could also have an adverse effect on our business, financial performance and results of operations.

Our business may be materially adversely impacted by unfavorable economic, political, social or other developments and risks in the countries in which we operate.

We may be materially adversely affected by unfavorable economic developments in any of the countries where we have distribution networks, marketing companies or production facilities. In particular, our business is dependent on general economic conditions in our most important markets, including in Brazil and the United Kingdom. A significant deterioration in economic conditions in any of our important markets, including economic slowdowns or recessions, inflationary pressures and/or disruptions to credit and capital markets, could lead to decreased consumer confidence and consumer spending more generally, thus reducing demand for our products. Unfavorable economic conditions could also negatively impact our customers, suppliers and financial counterparties, who may experience cash flow problems, increased credit defaults or other financial issues. In addition, volatility in the credit and capital markets caused by unfavorable economic developments and uncertainties could result in a reduction in the availability of, or an increase in the cost of, our financing. Our business could also be affected by other economic developments such as fluctuations in currency exchange rates, the imposition of any import, investment or currency restrictions, including tariffs and import quotas, or any restrictions on the repatriation of earnings and capital. Any of these developments may have a material adverse effect on our business and financial results.

Our operations are also subject to a variety of other risks and uncertainties related to its global operations, including adverse political, social or other developments. Political and/or social unrest or uncertainties, potential health issues, natural disasters, politically-motivated violence and terrorist threats and/or act may also occur in countries where we have operations. Any of the foregoing could have a material adverse effect on our business, financial condition and performance.

Many of the above risks are heightened, or occur more frequently, in emerging markets. A substantial portion of our operations is conducted in emerging markets. In general, emerging markets are also exposed to relatively higher risks of liquidity constraints, inflation, devaluation, price volatility, currency convertibility, corruption, crime and lack of law enforcement, expropriation of assets, and sovereign default, as well as additional legal and regulatory risks and uncertainties. Developments in emerging markets can affect our ability to import or export products and to repatriate funds, as well as impact levels of consumer demand and therefore our levels of sales or profitability. Any of these factors may affect us disproportionately or in a different manner from our competitors, depending on our specific exposure to any particular emerging market, and could have a material adverse effect on our business and financial results.

Changes in existing laws and regulations and/or the imposition of new laws, regulations, restrictions and/or other entry barriers may cause us to incur additional costs to comply with the more stringent rules and/or limit our ability to expand, which could slow down our product development efforts, limit our growth and development and have an adverse impact on our financial position.

We are subject to compliance with various laws and regulations relating to cosmetic products and general consumer protection and product safety in the jurisdictions in which we sell our products. These rules principally set out requirements for the composition, testing, labelling and packaging of our products. Failure to comply with these rules may result in the imposition of conditions on or the suspension of sales or seizure of our products, significant penalties or claims and, in some jurisdictions, criminal liability. In the event that the countries in which we sell our products increase the stringency of such laws and regulations, our production and distribution costs may increase, and we may be unable to pass these additional costs on to our customers. In the event that any such change in law or regulations requires that we obtain a license or permit for our operations, we may be unable to obtain or, if obtained, maintain such license or permit, which may result in a temporary or permanent suspension of some or all of our business activities, which could disrupt our operations and adversely affect our business. Further, in the event that any jurisdiction in which we operate or plan to operate imposes any new laws, regulations, restrictions and/or other barriers to entry, our ability to expand may be thereby limited and our growth and development may be adversely affected.

Risks related to Brazilian economic and political conditions may negatively affect our business.

We conduct a substantial part of our operations in Brazil. The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles.

Brazilian GDP, in real terms, decreased 3.8% in 2015 and 3.6% in 2016, and increased 1.0% and 1.1% in 2017 and 2018, respectively. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of our products. As a result, these developments could impair our business strategies, results of operations and financial condition. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes material changes in policy and regulations. The Brazilian government’s modifications to laws and regulations according to political, social and economic interests have often involved, among other measures, increases or decreases in interest rates, changes in fiscal and tax policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import restrictions. We have no control over and cannot predict the measures or policies that the Brazilian government may take in the future.

Our business, financial performance and results of operations may be adversely affected by changes in policy and regulations involving or affecting certain factors, such as:

•	inflation;

•	exchange rate movements;

•	exchange rate control policies;

•	interest rate fluctuations;

•	liquidity available in the domestic capital, credit and financial markets;

•	expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or GDP;

•	ports, customs and tax authorities’ strikes;

•	changes in transportation market regulations;

•	price increases of oil and other inputs;

•	price instabilities;

•	labor and social security regulation;

•	energy and water shortages and rationing;

•	fiscal policies; and

•	other economic, political, diplomatic and social developments in or affecting Brazil.

Instability resulting from any changes by the Brazilian government to policies or regulations that may affect these or other factors in the future may contribute to economic uncertainty in Brazil and intensify the volatility of Brazilian securities markets and securities issued abroad by Brazilian companies. The President of Brazil has the power to define the policies and actions of the Brazilian government in relation to the Brazilian economy and thereby affect the operations and financial performance of Brazilian companies, including our own. We cannot fully predict what impact political events and global and Brazilian macroeconomic developments may have on our business. In addition, as a result of the current political instability, there is considerable uncertainty as to future economic policies and we cannot predict which policies will be adopted by the Brazilian government and if these policies will adversely affect the economy, our business or our financial condition. The current political and economic instability has also led to a negative perception of the Brazilian economy and increased volatility in the Brazilian securities market, which may also have an adverse effect on our business. Any recurring economic instability and political uncertainty may adversely affect our business.

The ongoing economic and political crisis in Brazil may have a material adverse effect on our business, operations and financial condition.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public and have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Despite the ongoing recovery of the Brazilian economy, weak macroeconomic conditions in Brazil are expected to continue throughout 2019. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation known as “Lava Jato,” have negatively impacted the Brazilian economy and political environment.

A number of senior politicians, including current and former members of Congress and the Executive Branch, and high-ranking executive officers of major corporations and state-owned companies in Brazil were arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions as a result of the Lava Jato investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties forming the previous government’s coalition that was led by former President Dilma Rousseff, which funds were unaccounted for or not publicly disclosed. These funds were also allegedly destined toward the personal enrichment of certain individuals. The effects of Lava Jato as well as other ongoing corruption-related investigations resulted in an adverse impact on the image and reputation of those companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and the Brazilian capital markets. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.

In August 2016, the Brazilian Senate approved the removal of then-President Dilma Rousseff from office, after completion of the legal and administrative impeachment proceedings, on the grounds of violation of budgetary laws. Michel Temer, who had been serving as acting president since her removal in May, assumed full power for the remaining portion of the presidential term, which ended in 2018. In addition, the Dilma/Temer campaign was prosecuted for abuse of political and economic power and illegal campaign financing in the 2014 presidential campaign. On June 9, 2017, the Brazilian Superior Electoral Court cleared Mr. Temer of wrongdoing regarding the 2014 presidential campaign. However, Mr. Temer’s approval ratings remained historically low and he faced scrutiny over other matters, including allegations of bribery and other corrupt acts, which has contributed to the uncertain political and economic environment in Brazil. After a tumultuous presidential campaign, Congressman Jair Bolsonaro defeated Fernando Haddad in the second round of the presidential elections, held on October 28, 2018, and became president of Brazil on January 1, 2019. It is not clear if, and for how long, the political divisions in Brazil that emerged before the election will continue under the Bolsonaro presidency. It is also not clear what effects, if any, such political division will have on the ability of President Bolsonaro to govern Brazil and implement reforms. Any continuation of such division could result in an impasse in Brazil’s Congress, political unrest and massive protests and/or strikes that could adversely affect our operations.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, local and foreign investors believe that fiscal reforms, and in particular a reform of Brazil’s pension system, will be critical for Brazil to comply with the spending limit. As of the date of this proxy statement/prospectus, the Brazilian Congress has begun approving a reform of the country’s pension system. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, thus adversely affecting our business, results of operations and financial condition.

During his presidential campaign, Mr. Bolsonaro was reported to favor the privatization of state-owned companies, economic liberalization, and social security and tax reforms. However, there is no guarantee that Mr. Bolsonaro will be successful in executing his campaign promises or passing certain favored reforms fully or at all, particularly when confronting a fractured Congress. In addition, his current minister of the economy, Paulo Guedes, proposed during the presidential campaign the revocation of income tax exemption on the payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies, which could impact our capacity to receive, from our subsidiaries, future cash dividends or distributions net of taxes. Moreover, Mr. Bolsonaro was generally a polarizing figure during his campaign for presidency, particularly in relation to certain of his behavioral views, and we cannot predict the ways in which a divided electorate may continue to impact his presidency and ability to implement policies and reforms, all of which could have a negative impact on our business and the price of our common shares. Any continuation of such division could result in an impasse in Brazil’s Congress, political unrest and massive protests and/or strikes that could adversely affect our operations. Uncertainty regarding the implementation by the new government of related changes in monetary, fiscal and pension policies, as well as pertinent legislation, could contribute to the economic instability. These uncertainties and new measures could increase the volatility of Brazilian securities markets.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments on our business. Recent economic and political instability has led to a negative perception of the Brazilian economy and increased volatility in the Brazilian securities markets, which also may adversely affect us and our securities. Any continued economic instability and political uncertainty may materially adversely affect our business and the trading prices of any of our securities.

Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally, particularly prior to the introduction of comprehensive currency reform (the Plano Real) in July 1994. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets. According to the General Price Market Index (Índice Geral de Preços—Mercado), calculated and published by Fundação Getúlio Vargas, or IGP-M, a general price inflation index, the inflation rates in Brazil were 4.38%, 7.6%, 0.5% and 7.2%, respectively, for the six months ended June 30, 2019 and for the fiscal years ended December 31, 2018, 2017 and 2016.

In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, published by the IBGE, the Brazilian price inflation rates were 2.23%, 3.7%, 2.9% and 6.3%, respectively, for the six months ended June 30, 2019 and for the fiscal years ended December 31, 2018, December 31, 2017 and December 31, 2016. Between January 2004 and December 2010, the SELIC rate varied between 8.65% per annum and 19.75% per annum. In 2011, the SELIC rate varied between 10.66% per annum and 12.42% per annum, in 2012 between 7.11% per annum and 10.90% per annum, in 2013 between 7.14% per annum and 9.90% per annum, in 2014 between 9.90% per annum and 11.65% per annum, in 2015 between 11.65% per annum and 14.15% per annum, in 2016 between 14.15% per annum and 13.65% per annum, in 2017 between 13.65% and 6.90% per annum and in 2018 between 6.90% and 6.40% per annum.

Inflation and the Brazilian government’s measures to control inflation, primarily through the Brazilian Central Bank, have had and continue to have considerable effects on the Brazilian economy and on our business. Brazil may experience substantial increases in inflation rates in future periods. Inflationary pressures may lead the Brazilian federal government to intervene in the economy, including through the implementation of governmental policies that may have an adverse effect on us and our clients. If Brazil experiences high inflation rates, we may not be able to adjust the prices of our products in order to compensate for the effects of inflation in our costs structure, which may have an adverse effect on us. We also have operational lease agreements with adjustment directly linked to inflation which could be materially and adversely affected if the Brazilian federal government is unable to contain the rise inflation rates.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our securities.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real depreciated against the U.S. dollar by 32.0% at year-end 2015 as compared to year-end 2014, and by 11.8% at year-end 2014 as compared to year-end 2013. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.9048 per U.S. dollar on December 31, 2015 and R$3.2591 per U.S. dollar on December 31, 2016, which reflected a 16.5% appreciation in the real against the U.S. dollar during 2016. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.308 per U.S. dollar on December 31, 2017, which reflected a 1.5% depreciation in the real against the U.S. dollar during 2017. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.875 per U.S.$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

Depreciation of the real relative to the U.S. dollar could result in additional inflationary pressures in Brazil, thereby leading to an increase in interest rates, limiting our access to foreign financial markets and weakening investor confidence in Brazil, and requiring the implementation of recessionary policies by the Brazilian federal government. On the other hand, the appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen the country’s exports. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and us.

High interest rates may adversely affect our operations and financial condition.

The Brazilian government’s measures to control inflation have frequently included maintaining a restrictive monetary policy with high interest rates, thereby limiting the availability of credit and reducing economic growth. As a consequence, official interest rates in Brazil at the end of 2018, 2017, 2016 and 2015 were 6.50%, 7.00%, 8.25%, 13.75% and 14.25% per period, respectively, as established by the monetary policy committee of the Brazilian Central Bank (COPOM). Brazilian interest rates have remained high and any increase of such interest rates may negatively affect our profits and results of operations, thereby increasing the costs of financing our operations. High interest rates may impact our cost of obtaining loans and also the cost of indebtedness, resulting in an increase in our financial expenses. This increase may adversely affect our ability to pay our financial obligations, as it reduces our cash availability. Mismatches between contracted indexes for assets versus liabilities and/or high volatilities in interest rates may result in financial losses for us.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP grew by 0.9% in 2012, improving by 2.3% in 2013, remained stable in 2014, then contracting by 3.8% and 3.6% in 2015 and 2016, respectively, grew by 1.0% in 2017, and grew by 1.1% in 2018 compared to 2017. Continued growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity as well as efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth or result in contraction and ultimately have a material adverse effect on our business.

Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, European countries, as well as in other Latin American and emerging market countries. Although economic conditions in Europe and the United States may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Additionally, crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities. This could adversely affect the market price of our securities, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

In 2016, 2017 and 2018, there was an increase in volatility in the main Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, and the uncertainties regarding Brazilian macroeconomic and political conditions. These uncertainties adversely affected us and the market value of our securities. In addition, we currently continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment, particularly in Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability. Disruption or volatility in the global financial markets could further increase negative effects on the financial and economic environment in Brazil, which could have a material adverse effect on our business, results of operations and financial condition.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our securities.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors. Brazil has lost its investment-grade sovereign debt credit rating by the three main U.S. based credit rating agencies, Standard & Poor’s, Moody’s and Fitch:

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Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative with a stable outlook in light of doubts regarding the policies to be carried out by the new government and pension reform efforts.

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In December 2015, Moody’s placed Brazil’s Baa3’s issuer and bond ratings under review for downgrade and subsequently downgraded the issuer and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario.

•	Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February

2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently the prices of securities issued by Brazilian companies have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our securities to decline.

The exit of the U.K. from the European Union could adversely impact global economic or market conditions.

On June 23, 2016, the U.K. electorate voted in a general referendum in favor of the U.K.’s exit from the European Union (so-called “Brexit”). On March 29, 2017, the U.K. gave formal notice under Article 50 of the Treaty on European Union of its intention to leave the European Union. The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The ongoing process of negotiations between the U.K. and the European Union will determine the future terms of the U.K.’s relationship with the European Union, including access to European Union markets, either during a transitional period or more permanently. Although the U.K. was initially due to leave the European Union on March 29, 2019, this deadline has been extended to October 31, 2019. Despite this extension, we note that no withdrawal agreement has yet been approved. Brexit could lead to potentially divergent laws and regulations as the U.K. determines which European Union laws to replace or replicate. Uncertainty regarding the terms of Brexit, and is eventual effects once implemented, could adversely affect global economic or market conditions and investor confidence. This could, in turn, adversely affect our business and/or the market value of our securities.

Future governmental policy and regulations may adversely affect our operations and profitability.

Trade flows are materially affected by policies and regulations from Brazilian and foreign federal, state and municipal government. Governmental policies affecting economic activity such as tariffs, taxes, subsidies and restrictions on the import and export of agricultural goods and commodities, which represent a substantial part of the cargo we transport, may influence the profitability of the industry as well as the volume and type of imports and exports. Future Brazilian and foreign governmental policies may adversely affect the supply, demand and prices of our logistic services or otherwise restrict our capacity to operate in our current or prospective markets, potentially materially adversely affecting our financial performance.

The ongoing investigations regarding corruption in Brazil may materially adversely affect the growth of the Brazilian economy and could have a material adverse effect on our business.

Petrobras (Brazil’s state-owned oil company and one of the country’s largest companies in the oil, gas, energy and infrastructure sector) and a number of other Brazilian companies are facing investigations by the CVM, the SEC, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, the Comptroller General of Brazil and other relevant governmental authorities, in connection with corruption allegations (the so called “Lava Jato” investigations). In addition, elected officials and other public officials in Brazil are also being investigated for allegations of unethical and illegal conduct identified during the Lava Jato investigations, as well as other investigations.

Depending on the duration and outcome of such investigations, initiated in 2014, the companies involved may face an additional reduction in their revenues, downgrades from rating agencies or funding restrictions, among other negative effects. These investigations have had and may continue to have an adverse effect on Brazil’s growth prospects in the near to medium term given the relatively significant weight in relation to the Brazilian economy of the companies cited in the investigation. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth in the near to medium term.

If we do not successfully comply with laws and regulations designed to prevent governmental corruption in countries in which we sell our products, we could become subject to fines, penalties or other regulatory sanctions and our sales and profitability could suffer.

Our anti-corruption policies and procedures designed to prevent governmental corruption violations may not prevent our management, employees or third parties acting on our behalf in the countries in which we operate from taking actions that violate applicable laws and regulations on improper payments to government officials for the purpose of obtaining or keeping business or business advantages. Laws prohibiting such behaviors include (but are not limited to) laws relating to the OECD’s 1997 Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and the Brazilian Anti-Corruption Act. Any breach thereof may have a material adverse effect on our business, including the acceleration of loans and financing.

The Brazilian Anti-Corruption Act imposes strict liability on companies for acts of corruption, fraud or manipulation of public tenders and government contracts; and interference with investigations or inspections by governmental authorities. Companies found liable under the Brazilian Anti-Corruption Act face fines of up to 20% of their gross revenue in the immediately preceding year or, if such annual gross revenue cannot be estimated, such fines may range from R$6 thousand to R$60 million. Among other sanctions, the Brazilian Anti-Corruption Act also provides for the seizure of assets or benefits obtained illegally, the suspension or partial prohibition of operations, the dissolution of the entity and/or the prohibition to receive incentives, subsidies, donations or financing from the government or from government-controlled entities for up to five years. Other relevant laws applicable to corruption-related violations, such as the Brazilian Administrative Improbity Law (Law No. 8.492/92), also provide for penalties that include the prohibition to enter into government contracts for up to ten years.

Consequently, if we, our management, employees or third parties acting on our behalf in the countries in which we sell our products become involved in any anti-corruption or criminal investigations or proceedings in connection to our business in Brazil or in any other jurisdiction, our business could be materially adversely affected.

Risks Relating to the Natura &Co Holding Shares and Natura &Co Holding ADSs

Natura &Co Holding Shares and Natura &Co Holding ADSs to be received by Natura Cosméticos shareholders and Avon shareholders as a result of the Transaction will have rights different from the Natura Cosméticos Shares and Avon Shares they hold prior to the Transaction.

Upon completion of the Transaction, the rights of former Natura Cosméticos shareholders and Avon shareholders who become shareholders of Natura &Co Holding will be governed by the Natura &Co Holding By-Laws (the “Natura &Co Holding By-Laws”), and by the laws of Brazil. The rights associated with Natura Cosméticos Shares and Avon Shares are different from the rights associated with Natura &Co Holding Shares and Natura &Co Holding ADSs. Material differences between the rights of shareholders of Avon and the rights of shareholders of Natura &Co Holding include differences with respect to, among other things, distributions, dividends, repurchases and redemptions, dividends in shares/bonus issues, preemptive rights, the election of directors, the removal of directors, the duties of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of shareholders and special shareholder meetings, notice provisions for meetings, the quorum for shareholder meetings, the adjournment or postponement of shareholder meetings, the exercise of voting rights, shareholder action by written consent, shareholder suits, shareholder approval of certain transactions, rights of dissenting shareholders and provisions relating to the ability to amend governing documents. See the section of this proxy statement/prospectus entitled “Comparison of the Rights of Holders of Natura &Co Holding Shares, Natura Cosméticos Shares and Avon Shares.”

The trading of Natura &Co Holding Shares and Natura &Co Holding ADSs after completion of the Transaction may cause the market price of Natura &Co Holding Shares and Natura &Co Holding ADSs to fall.

Following completion of the Transaction, the Natura &Co Holding Shares are expected to be publically traded on the B3 and the Natura &Co Holding ADSs are expected to be publically traded on the NYSE, enabling former Avon shareholders to sell the Natura &Co Holding Shares and Natura &Co Holding ADSs they receive in the Transaction. Such sales of Natura &Co Holding Shares and Natura &Co Holding ADSs may take place promptly following the Transaction and could have the effect of decreasing the market price for Natura &Co Holding Shares and Natura &Co Holding ADSs owned by former Avon shareholders and Natura Cosméticos shareholders below the market price of the Avon Shares or Natura Cosméticos Shares owned by such Avon shareholders and Natura Cosméticos shareholders prior to completion of the Transaction.

You are being offered a fixed number of Natura &Co Holding or Natura &Co Holding ADSs, which involves the risk of market fluctuations.

You will receive a fixed number of Natura &Co Holding Shares or Natura &Co Holding ADSs in the Transaction, rather than a number of Natura &Co Holding Shares or Natura &Co Holding ADSs with a fixed market value. Consequently, the market value of Natura &Co Holding Shares or Natura &Co Holding ADSs, and of the Avon Shares at the time of the completion of the Transaction, may fluctuate significantly from the date of this proxy statement/prospectus, and the exchange ratio that has been approved for this Transaction might not be reflective of future market price ratios of Natura &Co Holding Shares or Natura &Co Holding ADSs relative to Avon Shares. In addition, the market price of Natura &Co Holding Shares or Natura &Co Holding ADSs and Avon Shares may be adversely affected by arbitrage activities occurring prior to the completion of the Transaction. These sales, or the prospects of such sales in the future, could adversely affect the market price for, and the ability to sell in the market, Avon Shares before the Transaction is completed and Natura &Co Holding Shares or Natura &Co Holding ADSs before and after the Transaction is completed.

No trading market currently exists for Natura &Co Holding Shares and Natura &Co Holding ADSs.

Prior to the Transaction, there has been no market for Natura &Co Holding Shares and Natura &Co Holding ADSs. The Natura &Co Holding Shares are expected to be listed for trading on the B3 and the Natura &Co Holding ADSs are expected to be listed for trading on the NYSE. However, there can be no assurance that an active market for Natura &Co Holding Shares and Natura &Co Holding ADSs will develop after closing of the Transaction, or if it develops, that such market will be sustained. In the absence of an active trading market for the Natura &Co Holding Shares and Natura &Co Holding ADSs, investors may not be able to sell their Natura &Co Holding Shares and Natura &Co Holding ADSs at the time that they would like to sell.

Natura &Co Holding ADSs may not be as liquid as Natura &Co Holding Shares, or shareholders’ existing Avon Common Shares or Natura Cosméticos Shares.

Some companies that have issued ADSs on U.S. stock exchanges have experienced lower levels of liquidity in their ADSs than is the case for their equity securities listed on their domestic exchange. There is a possibility that Natura &Co Holding ADSs listed on the NYSE will be less liquid than Natura &Co Holding Shares listed on the B3. In addition, investors may incur higher transaction costs when buying and selling Natura &Co Holding ADSs than they would incur in buying and selling Natura &Co Holding Shares or Avon Common Shares.

There is no guarantee that an active public market in Natura &Co Holding ADSs will develop or be sustained after consummation of the Transaction. If an active market for Natura &Co Holding ADSs does not develop after consummation of the Transaction, the market price and liquidity of Natura &Co Holding ADSs may be adversely affected.

The market price of Natura &Co Holding Shares and Natura &Co Holding ADSs after the Transaction may be affected by factors different from those that may currently affect the market price of Natura Cosméticos Shares and Avon Shares.

Upon completion of the Transaction, holders of Avon Shares will become holders of Natura &Co Holding Shares or Natura &Co Holding ADSs. Natura &Co Holding’s combined businesses following the Transaction will differ from those of Natura and Avon, respectively, prior to completion of the Transaction in important respects and, accordingly, after the Transaction, the market price of Natura &Co Holding Shares and Natura &Co Holding ADSs may be affected by factors different from those currently affecting the market price of Natura Cosméticos Shares and Avon Shares, separately.

The Depositary Trust Company may not accept Natura &Co Holding ADSs for deposit and clearing within their facilities or may cease to act as depository and clearing agencies for Natura &Co Holding ADSs.

Although Natura &Co expects and will take all reasonable steps to ensure that, upon completion of the Transaction, Natura &Co Holding ADSs will be eligible for deposit and clearing within the clearance services, the clearance services are not obligated to accept Natura &Co Holding ADSs for deposit and clearing within their facilities at completion of the Transaction and, even if they do initially accept Natura &Co Holding ADSs, they will generally have discretion to cease to act as depository and clearing agencies for Natura &Co Holding ADSs. If the clearance services determine at any time that Natura &Co Holding ADSs are not eligible for continued deposit and clearance within their facilities, then Natura &Co believes that Natura &Co Holding ADSs would not be eligible for continued listing on the NYSE and trading in Natura &Co Holding ADSs would be disrupted. While Natura &Co would pursue alternative arrangements to preserve the listing and maintain trading, any such disruption could have a material adverse effect on the trading price of Natura &Co Holding ADSs.

Natura &Co Holding’s maintenance of two exchange listings may adversely affect liquidity in the market for Natura &Co Holding Shares Natura &Co Holding ADSs and result in pricing differentials between the two exchanges.

It is expected that the Natura &Co Holding Shares will be listed on the B3 and that the Natura &Co Holding ADSs will be listed on the NYSE. It is not possible to predict how trading will develop on such markets. The listing of Natura &Co Holding Shares and Natura &Co Holding ADSs on two distinct exchanges may adversely affect the liquidity of such shares in one or both markets and may adversely affect the development of an active trading market for Natura &Co Holding Shares on the B3 Natura &Co Holding ADSs on the NYSE. In addition, differences in the trading schedules, as well as the volatility in the exchange rate of the two trading currencies, may result in different trading prices for Natura &Co Holding Shares and Natura &Co Holding ADSs.

There has been no prior public market for Natura &Co Holding ADSs, and the market price of Natura &Co Holding ADSs may be volatile.

Natura &Co plans to list the Natura &Co Holding Shares on the B3 and the Natura &Co Holding ADSs on the NYSE. The market price of Natura &Co Holding Shares and Natura &Co Holding ADSs may be volatile. Broad general economic, political, market and industry factors may adversely affect the market price of Natura &Co Holding Shares and Natura &Co Holding ADSs, regardless of Natura &Co Holding’s actual operating performance. Factors that could cause fluctuations in the price of Natura &Co Holding Shares and Natura &Co Holding ADSs include:

•	actual or anticipated variations in quarterly operating results and the results of competitors;

•	changes in financial projections by Natura &Co, if any, or by any securities analysts that might cover Natura &Co Holding ADSs;

•	conditions or trends in the industry, including regulatory changes or changes in the securities marketplace;

•	announcements by Natura &Co Holding or its competitors of significant acquisitions, strategic partnerships or divestitures;

•	announcements of investigations or regulatory scrutiny of Natura &Co Holding’s operations or lawsuits filed against it;

•	additions or departures of key personnel; and

•	issuances or sales of Natura &Co Holding Shares or Natura &Co Holding ADSs, including sales of shares by its directors and officers or its key investors.

Shareholders could be diluted in the future, which could also adversely affect the market price of Natura &Co Holding Shares and Natura &Co Holding ADSs.

It is possible that Natura &Co Holding may decide to offer additional Natura &Co Holding Shares or Natura &Co Holding ADSs in the future either to raise capital or for other purposes. If Natura &Co Holding shareholders do not take up such offer of Natura Cosméticos Shares or Natura &Co Holding Shares or Natura &Co Holding ADSs or were not eligible to participate in such offering, their proportionate ownership and voting interests in Natura &Co would be reduced. An additional offering could have a material adverse effect on the market price of Natura &Co Holding ADSs.

Exchange controls and restrictions on remittances abroad may adversely affect holders of the Natura &Co Holding ADSs.

Brazilian laws provide that whenever a serious imbalance in Brazil’s balance of payments exists or is anticipated, the Brazilian federal government may impose temporary restrictions on the repatriation by foreign investors of the proceeds of their investment in Brazil and on the conversion of Brazilian currency into foreign currency. For example, for six months in 1989 and early 1990, the Brazilian federal government restricted all fund transfers that were owed to foreign equity investors and held by the Brazilian Central Bank, in order to preserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian federal government directives. Although the Brazilian federal government has never exercised such a prerogative since, we cannot guarantee that the Brazilian federal government will not take similar actions in the future.

You may be adversely affected if the Brazilian federal government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and, as it has done in the past, on the conversion of the real into foreign currencies. These restrictions could hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of shares, as the case may be, into U.S. dollars and the remittance of U.S. dollars abroad. We cannot assure that the government will not take this measure or similar measures in the future. Holders of the Natura &Co Holding ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of real payments and remittances abroad in respect of the shares, including the shares underlying the Natura &Co Holding ADSs. In such a case, the ADS Depositary will distribute reais or hold the reais it cannot convert for the account of the Natura &Co Holding ADS holders who have not been paid.

Holders of the Natura &Co Holding ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under and are subject to the laws of Brazil, and all our directors and executive officers and our independent registered public accounting firm reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the Natura &Co Holding ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United

States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, our Natura &Co Holding ADS holders may face greater difficulties in protecting their interests due to actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of the Natura &Co Holding Shares and Natura &Co Holding ADSs.

Investments in securities, such as our common shares or Natura &Co Holding ADSs, of issuers from emerging market countries, including Brazil, involve a higher degree of risk than investments in securities of issuers from more developed countries. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and may be regulated differently from the ways familiar to U.S. investors. For example, as of December 31, 2018, the market capitalization of the B3 was approximately R$3.6 trillion (U.S.$929.1 billion at an exchange rate of U.S.$1.00 to R$3.8748), according to information published by the B3, and in 2018 it had an average daily trading volume of R$12.3 billion (U.S.$3.2 billion at an exchange rate of U.S.$1.00 to R$3.8748). In contrast, the market capitalization of the New York Stock Exchange was approximately U.S.$24.4 trillion as of December 31, 2018. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The top ten stocks traded in terms of volume on the B3 accounted for approximately 46.0% of its total trading volume in 2018. These features may substantially limit the ability to sell the Natura &Co Holding Shares, including the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs, at a price and time at which holders wish to do so. A liquid and active market may never develop for the Natura &Co Holding ADSs, and as a result, the ability of holders of the Natura &Co Holding ADSs to sell at the desired price or time may be significantly hindered.

Holders of the Natura &Co Holding ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations than a U.S. company and holders of the Natura &Co Holding ADSs may have fewer and less well-defined rights.

Holders of Natura &Co Holding ADSs are not direct shareholders of Natura &Co Holding and may be unable to enforce the rights of shareholders under our by-laws and Brazilian law, and holders of Natura &Co Holding Shares are generally required under our by-laws to resolve any disputes with us through arbitration. Our corporate affairs are governed by our by-laws and Brazilian law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, or elsewhere outside Brazil. Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may also be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of the Natura &Co Holding ADSs at a potential disadvantage.

Due to delays in notification to and by the ADS Depositary, the holders of the Natura &Co Holding ADSs may not be able to give voting instructions to the ADS Depositary or to withdraw the Natura &Co Holding Shares underlying their Natura &Co Holding ADSs to vote such shares in person or by proxy.

Despite Natura &Co Holding’s efforts, the ADS Depositary may not receive voting materials for Natura &Co Holding Shares represented by Natura &Co Holding ADSs in time to ensure that holders of such Natura &Co Holding ADSs can either instruct the ADS Depositary to vote the Natura &Co Holding Shares underlying their Natura &Co Holding ADSs or withdraw such shares to vote them in person or by proxy.

In addition, the ADS Depositary’s liability to holders of Natura &Co Holding ADSs for failing to execute voting instructions, or for the manner in which voting instructions are executed, will be limited by the deposit agreement for the Natura &Co Holding ADSs. As a result, holders of Natura &Co Holding ADSs may not be able to exercise their rights to give voting instructions, or to vote in person or by proxy, and may not have any recourse against the ADS Depositary or Natura &Co Holding if the Natura &Co Holding Shares underlying their Natura &Co Holding ADSs are not voted as they have requested or if the Natura &Co Holding Shares underlying their Natura &Co Holding ADSs cannot be voted.

An exchange of Natura &Co Holding ADSs for shares risks the loss of certain foreign currency remittance advantages.

The Natura &Co Holding ADSs benefit from the certificate of foreign capital registration, which permits the ADS Depositary to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. Holders of Natura &Co Holding ADSs who exchange their Natura &Co Holding ADSs for Natura &Co Holding Shares will then be entitled to rely on the ADS Depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution No. 4,373/2014 of the CMN, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. There can be no assurance that the certificate of registration of the ADS Depositary, or any certificate of foreign capital registration obtained by holders of Natura &Co Holding ADSs, will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the Natura &Co Holding ADSs may not be imposed in the future.

Under Brazilian tax law, the disposition of Natura &Co Holding Shares will be subject to Brazilian tax and the disposition of Natura &Co Holding ADSs may also be subject to Brazilian tax.

Brazilian Law No. 10,833/03 provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation.

While we do not expect the Natura &Co Holding ADSs to be treated as assets located in Brazil, they may be treated as assets located in Brazil for purposes of the law, and therefore gains on the disposition of Natura &Co Holding ADSs by non-residents of Brazil may be subject to Brazilian taxation. Although the holders of Natura &Co Holding ADSs outside Brazil may have grounds to assert that Law No. 10,833/03 does not apply to sales or other dispositions of Natura &Co Holding ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil given the general and unclear scope of Law No. 10,833/03 and the absence of judicial court rulings in respect thereof.

Natura &Co Holding Shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of Natura &Co Holding Shares, even by non-residents of Brazil, as a general rule, are expected to be subject to Brazilian taxation. Despite such general rule, capital gains assessed by foreign investors on the sale of the Natura &Co Holding Shares in the Brazilian stock exchange are currently exempt from taxation in Brazil, provided that (i) the investment in the Natura &Co Holding Shares are carried out pursuant to Resolution 4,373 and (ii) the investor is not resident or domiciled in a tax haven jurisdiction.

Holders of the Natura &Co Holding ADSs may not be able to exercise the preemptive rights relating to the Natura &Co Holding Shares.

Holders of the Natura &Co Holding ADSs may not be able to exercise the preemptive rights relating to the Natura &Co Holding Shares underlying their Natura &Co Holding ADSs unless a registration statement under the Securities Act is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares or other securities relating to these preemptive rights, and we cannot assure holders of the Natura &Co Holding ADSs that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, holders of the Natura &Co Holding ADSs may receive only the net proceeds from the sale of their preemptive rights by the ADS Depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse. For a more complete description of preemptive rights with respect to the common shares, see “Description of Natura &Co Holding Shares and Natura &Co Holding By-Laws—Preemptive Rights.”

Our future issuances of new securities may result in a dilution of our shareholders’ stake.

We may seek to raise additional capital in the future through public or private issuances of shares or securities convertible into shares. According to Article 172 of the Brazilian Corporation Law, we may not be required to grant preemptive rights to our shareholders in the event of a capital increase through a public offering of shares or securities convertible into shares, which may result in a dilution of our current shareholders’ stake in our company.

The holders of the Natura &Co Holding Shares (including the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs) may not receive dividends or interest on own capital.

According to our by-laws, our shareholders are entitled to receive a mandatory minimum annual dividend equal to 30% of our annual net profit, calculated and adjusted under the terms of the Brazilian Corporation Law. Our by-laws allow for the payment of intermediary dividends, to the retained earnings account or the existing earnings reserves in the last yearly or six-month balance, by means of the annual dividend. We may also pay interest on own capital, as described by Brazilian law. The intermediary dividends and the interest on own capital declared in each fiscal period may be imputed to the mandatory dividend that results from the fiscal period in which they are distributed. At the general shareholders’ meeting, shareholders may decide on the capitalization, on the offset of our losses or on the net profit retention, as provided for in the Brazilian Corporation Law, with the aforementioned net profit not being made available for the payment of dividends or interest on own capital.

In addition, Brazilian Corporate Law allows publicly-held companies, like Natura &Co Holding, to suspend the required minimum distribution of dividends. The payment of dividends may be suspended if Natura &Co Holding’s management reports at an annual shareholders’ meeting that such distribution would be inadvisable in view of Natura &Co Holding’s financial condition and has provided the shareholders at the annual general shareholders’ meeting with an opinion to that effect, which has been reviewed by Natura &Co Holding’s fiscal council, if installed. In addition, Natura &Co Holding’s management must submit a report to the CVM within five days following said meeting clarifying the reasoning for any such non-payment. If the abovementioned occurs, holders of the Natura &Co Holding Shares (including the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs) may not receive dividends or interest on own capital.

Judgments of Brazilian courts with respect to our shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the Natura &Co Holding Shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Natura &Co Holding ADSs.

As a foreign private issuer, we have different disclosure and other requirements than U.S. domestic registrants.

As a foreign private issuer under the Exchange Act, we may be subject to different disclosure and other requirements than U.S. domestic registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a U.S. domestic registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to U.S. domestic registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to U.S. domestic registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which will permit us to follow Brazilian legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days following the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days following the end of each fiscal year. As a result of the above, even though, following the declaration of effectiveness of the registration to which this proxy statement/prospectus is attached, we will be required to make submissions on Form 6-K disclosing the information that we have made or are required to make public pursuant to Brazilian law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

Natura &Co Holding is a foreign private issuer and, as a result, in accordance with the listing requirements of the NYSE, we rely on certain home country governance practices from Brazil, rather than the corporate governance requirements of the NYSE.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. The NYSE rules provide that foreign private issuers are permitted to follow home country practice in lieu of certain NYSE corporate governance standards. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to:

•	have a majority of independent members on our board of directors (other than as may result from the requirements for audit committee member independence under the Exchange Act);

•	have a minimum of three independent members on our audit committee;

•	have a compensation committee or a nominating and corporate governance committee; or

•	have regularly scheduled executive sessions of our board that consist of independent directors only.

As a foreign private issuer, we may follow our home country practice in Brazil in lieu of the above requirements. Therefore, the approach to governance adopted by our board of directors may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, our management oversight may be more limited than if we were subject to all of the NYSE corporate governance standards. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. See “Description of Natura &Co Holding Shares and Natura &Co Holding By-Laws—Principal Differences between Brazilian and U.S. Corporate Governance Practices.”

Holders of the Natura &Co Holding ADSs do not have the same voting rights as our shareholders.

Holders of the Natura &Co Holding ADSs do not have the same voting rights as holders of the Natura &Co Holding Shares. Holders of the Natura &Co Holding ADSs are entitled to the contractual rights set forth for their benefit under the Natura &Co Holding Deposit Agreement. Natura &Co Holding ADS holders exercise voting rights by providing instructions to the ADS Depositary (as defined herein), as opposed to attending shareholders’ meetings or voting by other means available to shareholders. In practice, the ability of a holder of Natura &Co Holding ADSs to instruct the ADS Depositary as to voting will depend on the timing and procedures for providing instructions to the ADS Depositary, either directly or through the holder’s custodian and clearing system.

Under the Natura &Co Holding Deposit Agreement, if you do not provide instructions to the ADS Depositary to vote, the ADS Depositary may give us a discretionary proxy to vote the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs at shareholders’ meetings if we have timely provided the ADS Depositary with notice of meeting and related voting materials and (i) we have instructed the ADS Depositary that we wish a discretionary proxy to be given, (ii) we have informed the ADS Depositary that there is no substantial opposition as to a matter to be voted on at the meeting, and (iii) a matter to be voted on at the meeting would not have a material adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent the underlying Shares represented by the Natura &Co ADSs from being voted, except under the circumstances described above. This may make it more difficult for holders to influence the management of the company. Holders of Shares are not subject to this discretionary proxy.

Risks Relating to Tax Matters

If the Transaction does not qualify as a transaction described in Section 351(a) of the Code or is otherwise taxable to U.S. holders of Avon Common Shares, including under Section 367 of the Code, then such holders may be required to pay substantial U.S. federal income taxes.

The obligation of Avon, Natura &Co Holding, Natura Cosméticos, Merger Sub I and Merger Sub II to complete the Transaction is not conditioned on the receipt of an opinion from counsel to the effect that the Transaction should qualify for the Intended U.S. Tax Treatment. Moreover, none of Avon, Natura &Co Holding, Natura Cosméticos, Merger Sub I or Merger Sub II intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Transaction. While the Transaction is expected to qualify for the Intended U.S. Tax Treatment, there are factual uncertainties concerning this treatment and the IRS could challenge the Intended U.S. Tax Treatment.

In particular, Section 367(a) of the Code and the applicable U.S. Treasury Regulations promulgated thereunder provide that when a U.S. shareholder exchanges stock in a U.S. corporation for stock in a non-U.S. corporation in a transaction that would otherwise qualify as a transaction under Section 351(a) of the Code, the U.S. shareholder is required to recognize gain, but not loss, realized on such exchange unless certain requirements are met, including that the fair market value of the foreign acquiring corporation equal or exceed that of the domestic target corporation at the time of the transaction. The determination of fair market value for this purpose is complex and, with respect to the Transaction, subject to factual uncertainties, including taking into account several factors other than the Estimated Ownership Ratio. No assurance can be given that the IRS will not challenge the Intended U.S. Tax Treatment or that a court would not sustain such a challenge. See “Material Tax Considerations—Material United States Federal Income Tax Considerations—The Transaction—U.S. Holders—Taxation Under Section 367(a).” If on the Closing Date the fair market value of Avon were found to exceed that of Natura &Co Holding for purposes of Section 367(a), or other requirements under Section 367(a) of the Code are not met, a U.S. holder of Avon Common Shares would recognize gain (but not loss) based on the amount such U.S. holder realizes in the Transaction, calculated separately for each block of Avon Common Shares.

If Section 7874 of the Code were to apply to the Transaction, Avon may be required to pay substantial U.S. federal income taxes going forward.

Section 7874 of the Code would apply to Natura &Co Holding if, after the Transaction, (i) at least 60% of the Natura &Co Holding Shares or Natura &Co Holding ADSs (by vote or value) are considered to be held by former holders of Avon Common Shares by reason of holding Avon Common Shares, as calculated for Section 7874 purposes, and (ii) the expanded affiliated group that includes Natura &Co Holding does not have substantial business activities in Brazil. (The percentage (by vote and value) of Natura &Co Holding Shares or Natura &Co Holding ADSs considered to be held by former Avon Shareholders immediately after the

Transaction by reason of holding Avon Common Shares is referred to in this disclosure as the “Section 7874 Percentage.”) Determining the Section 7874 Percentage is complex and, with respect to the Transaction, subject to factual uncertainties, including taking into account several factors other than the Estimated Ownership Ratio. While we anticipate the Section 7874 Percentage will be less than 60%, and therefore that Section 7874 is not expected to apply to the Transaction, this conclusion is subject to those uncertainties and the IRS could assert that the Section 7874 Percentage is greater than or equal to 60%.

If the Section 7874 Percentage were determined to be at least 60%, several limitations could apply to Natura &Co Holding. For example, Avon would be prohibited from using its net operating losses, foreign tax credits or other tax attributes to offset the income or gain recognized by reason of the transfer of property to a foreign related person during the 10-year period following the Transaction or any income received or accrued during such period by reason of a license of any property by the U.S. corporation to a foreign related person. Moreover, Section 4985 of the Code and the rules related thereto would impose an excise tax on the value of certain Avon stock compensation held directly or indirectly by certain “disqualified individuals” (including officers and directors of Avon) at a rate equal to 20%, but only if gain is otherwise recognized by Avon shareholders as a result of the application of Section 7874 to the Transaction.

As discussed above, while we anticipate the Section 7874 Percentage will be less than 60%, and therefore that Section 7874 is not expected to apply to the Transaction, if the Section 7874 Percentage were determined to be at least 80%, Natura &Co Holding would be treated for U.S. federal income tax purposes as a U.S. domestic corporation (i.e., as a U.S. tax resident). If the IRS were to successfully challenge Natura &Co Holding’s status as a foreign corporation, significant adverse tax consequences would result for Natura &Co Holding and the combined group. Natura &Co Holding is not currently expected to be treated as a domestic corporation, but it is possible that changes in U.S. federal income tax law or changes in the facts and circumstances of the transactions contemplated in the Merger Agreement could alter that result.

The Transaction is expected to result in an ownership change for Avon under Section 382 of the Code, limiting Avon’s ability to utilize its foreign tax and other U.S. credits to offset the future taxable income of the combined company.

As of December 31, 2018 Avon had approximately U.S.$833 million of foreign tax and other credits available to offset future income for U.S. federal tax purposes. Avon’s ability to utilize such credits to offset future income could be limited, however, if Avon undergoes an “ownership change” within the meaning of Section 382 of the Code. In general, an ownership change will occur if there is a cumulative increase in ownership of Avon stock by 5% shareholders (as defined in the Code) that exceeds 50 percentage points over the lowest percentage of stock owned by such shareholders at any time over a rolling three-year period. If the 50 percentage points are exceeded, Section 382 establishes an annual limitation on the amount of deferred tax assets attributable to previously incurred credits that may be used to offset taxable income in future years. A number of complex rules apply in calculating this limitation, and any such limitation would depend in part on the market value of Avon at the time of the ownership change and prevailing interest rates at the time of calculation. An ownership change for Avon is expected to occur in the Transaction. Accordingly, all or a portion of Avon’s deferred tax assets may become subject to this limitation and as a result thereof, the combined company’s tax liability could increase and its future results of operations and cash flows could be adversely impacted.

The effective tax rate that will apply to Natura &Co Holding is uncertain and may vary from expectations.

There can be no assurance that the Transaction will allow Natura &Co Holding to maintain any particular worldwide effective corporate tax rate. No assurances can be given as to what Natura &Co Holding’s effective tax rate will be after completion of the Transaction because of, among other things, uncertainty regarding the jurisdictions in which Natura &Co Holding will derive income and the amounts derived thereof and uncertainty regarding the tax policies of the jurisdictions in which it operates. Natura &Co Holding’s actual effective tax rate may vary from Natura Cosméticos’s and Avon’s expectations and that variance may be material. Additionally, tax laws or their implementation and applicable tax authority practices could change in the future.

Natura &Co Holding and its subsidiaries will be subject to tax laws of numerous jurisdictions, and the interpretation of those laws is subject to challenge by the relevant governmental authorities.

Natura &Co Holding and its subsidiaries will be subject to tax laws and regulations in Brazil, the United States and the numerous other jurisdictions in which Natura &Co Holding and its subsidiaries operate. These laws and regulations are inherently complex, and Natura &Co Holding and its subsidiaries will be obligated to make judgments and interpretations about the application of these laws and regulations to Natura &Co Holding and its subsidiaries and their operations and businesses. The interpretation and application of these laws and regulations could be challenged by the relevant governmental authorities, which could result in administrative or judicial procedures, actions or sanctions, which could be material.

Changes in taxes and other assessments may adversely affect us.

The legislatures and tax authorities in the tax jurisdictions in which Natura &Co Holding and its subsidiaries operate regularly enact reforms to the tax and other assessment regimes to which we, our independent beauty consultants and our customers are subject. Such reforms include changes in tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In addition, the interpretation of tax laws by courts and taxation authorities is constantly evolving. The effects of these changes and any other changes that result from enactment of additional tax reforms or changes to the manner in which current tax laws are applied cannot be quantified and there can be no assurance that any such reforms or changes would not have an adverse effect upon Natura &Co Holding’s business directly or indirectly (e.g., by affecting the business of our independent beauty consultants).

For example, Latin American governments have often increased taxes or changed tax legislation as a response to macroeconomic crises or other developments affecting their respective jurisdictions.

In Brazil, particularly, the tax system is highly complex and the interpretation of the tax laws and regulations is commonly controversial. The Brazilian government regularly implements changes to tax regimes that may increase the tax burden on Natura &Co Holding, its subsidiaries and jointly controlled entities and their respective customers. These changes include modifications in the rate of assessments and the enactment of new or temporary taxes, the proceeds of which are earmarked for designated governmental purposes. Future changes in tax policy laws may adversely affect Natura &Co Holding’s financial and operating results.

Risks Related to Avon’s Business

You should read and consider the risk factors specific to Avon’s business that will also affect the combined company after the Transaction. These risks are described in Item 1A of the Avon 2018 Form 10-K, as such risks may be updated or supplemented in Avon’s subsequently filed quarterly reports on Form 10-Q, including the Avon June 2019 Form 10-Q, or current reports on Form 8-K, which are incorporated by reference into this proxy statement/prospectus. See the sections of this proxy statement/prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information” proxy statement/prospectus.

COMPARATIVE PER SHARE MARKET DATA

The table below sets forth, for the periods indicated, the reported high and low closing sale prices in nominal reais for each common share for Natura Cosméticos and for each common share for Avon on the B3 and the NYSE, respectively, in each case not considering share prices adjusted by dividends. See “Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below:

	Natura Cosméticos (B3)				Avon (NYSE)
	Reais per Common Share		U.S. Dollars per Common Share(1)		U.S. Dollars per Common Share
	High	Low	High	Low	High	Low
2014
Annual	42.64	30.16	11.13	7.87	17.09	9.11
2015
Annual	33.42	18.79	8.72	4.90	9.31	2.50
2016
Annual	33.71	21.30	8.80	5.56	6.89	2.38
2017
First Quarter	29.01	22.47	7.57	5.86	5.93	4.21
Second Quarter	35.45	25.70	9.25	6.71	4.85	3.35
Third Quarter	34.92	22.59	9.11	5.90	3.75	2.33
Fourth Quarter	33.06	27.95	8.63	7.29	2.40	1.87
Annual	35.45	22.47	9.25	5.86	5.93	1.87
2018
First Quarter	37.10	30.92	9.68	8.07	2.93	2.11
Second Quarter	37.79	29.60	9.86	7.72	2.92	1.48
Third Quarter	31.26	26.05	8.16	6.80	2.44	1.42
Fourth Quarter	45.00	27.54	11.74	7.19	2.18	1.43
Annual	45.00	26.05	11.74	6.80	2.93	1.42
Most recent six months:
February 2019	49.87	44.76	13.01	11.68	3.21	2.37
March 2019	49.15	40.10	12.83	10.46	3.29	2.66
April 2019	52.35	43.85	13.66	11.44	3.22	2.60
May 2019	61.50	49.99	16.05	13.05	3.86	2.82
June 2019	59.70	55.83	15.58	14.57	4.03	3.62
July 2019	61.17	55.09	15.96	14.38	4.25	3.84
August 2019	66.94	60.50	17.47	15.79	4.40	3.93
September 2019(2)	36.55	32.05	9.54	8.36	4.78	4.19
October 2019 (through October 3, 2019)	33.75	33.20	8.81	8.66	4.33	4.22

(1)

Solely for the convenience of the reader, we have translated certain amounts included in this proxy statement/prospectus from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of June 30, 2019 for reais into U.S. dollars of R$3.832 per U.S.$1.00. The U.S. dollar equivalent information presented in this proxy statement/prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Exchange Rates.”

(2)

The price per share of Natura Cosméticos Shares for the month of September (from September 1, 2019 until September 17, 2019) has been adjusted to reflect the distribution of bonus shares undertaken on September 17, 2019. See the section of this proxy statement/prospectus entitled “The Transaction.”

The following table presents the closing price per each Natura Cosméticos Share and per each Avon Common Share on the B3 and the NYSE, respectively on (a) May 21, 2019, the last trading day prior to the date of public announcement by Natura Cosméticos and Avon of the entry into the Merger Agreement, and (b) October 3, 2019, the last practicable trading day prior to the mailing of this proxy statement/prospectus.

Date	Natura Cosméticos Share Closing Price (B3)		Avon Share Closing Price (NYSE)	Implied per share value of Common Stock Consideration(3)
	In reais	In U.S.$(1)	In U.S.$	In U.S.$
May 21, 2019	56.20	14.67	3.20	4.40
October 3, 2019(2)	33.62	8.77	4.33	5.26

(1)

Solely for the convenience of the reader, we have translated certain amounts included in this proxy statement/prospectus from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of June 30, 2019 for reais into U.S. dollars of R$3.832 per U.S.$1.00. The U.S. dollar equivalent information presented in this proxy statement/prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See the section of this proxy statement/prospectus entitled “Exchange Rates.”

(2)

The price per share of Natura Cosméticos Shares as of October 3, 2019 reflects the distribution of bonus shares undertaken on September 17, 2019. See the section of this proxy statement/prospectus entitled “The Transaction.”

(3)

The implied per share value of the Common Stock Consideration is calculated by multiplying the closing price of Natura Cosméticos Shares in U.S. dollars as reported in the above table (such price having been converted to U.S. dollars using the exchange rate as of June 30, 2019) by the exchange ratio as of the applicable date.

SELECTED UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth certain historical unaudited pro forma information with respect to net book value per share as of June 30, 2019 and earnings per share and dividends declared per share for the six months ended June 30, 2019 and the fiscal year ended December 31, 2018 for Natura &Co and Avon.

The historical information for Natura &Co has been prepared under IFRS and the historical information for Avon has been prepared under U.S. GAAP.

The information that follows should be read in conjunction with the unaudited pro forma condensed financial information and notes thereto, included elsewhere in this proxy statement/prospectus, and the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2019 and the audited consolidated financial statements for the fiscal year ended December 31, 2018 of Natura &Co, included elsewhere in this proxy statement/prospectus, and the historical unaudited consolidated financial statements of Avon for the three and six months ended June 30, 2019, appearing in the Avon June 2019 Form 10-Q incorporated by reference to this proxy statement/prospectus as well as the historical audited consolidated financial statements of Avon for the fiscal year ended December 31, 2018, appearing in Avon’s 2018 Form 10-K incorporated by reference to this proxy statement/prospectus.

The pro forma per share data has been included for comparative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Natura &Co Holding would have been if the proposed Transaction had occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or consolidated financial position.

			Pro forma	Equivalent Pro forma(4)
	Historical Natura &Co	Avon (As adjusted)(3)	Natura &Co Holding	Avon
	(In reais)
As of June 30, 2019
Net book value per share(1)(5)	3.12	(8.34)	10.55	6.33
For the six months ended June 30, 2019
Dividends declared per share(2)(5)	—	—	—	—
Net income (Loss) per share attributable to Natura &Co and Avon, and Pro Forma—basic(2)(5)	0.0805	(0.3449)	(0.0993)	(0.0595)
Net income (loss) per share attributable to Natura &Co and Avon, and Pro Forma—diluted(2)(5)	0.0801	(0.3449)	(0.0990)	(0.0593)
For the fiscal year ended December 31, 2018
Dividends declared per share(2)(5)	0.18	—	0.13	0.08
Net income (Loss) per share attributable to Natura &Co and Avon, and Pro Forma—basic(2)(5)	0.6368	(0.3875)	0.0736	0.0442
Net income (loss) per share attributable to Natura &Co and Avon, and Pro Forma—diluted(2)(5)	0.6356	(0.3875)	0.0735	0.0441

(1)	Net book value per share information was calculated using the total number of shares outstanding and pro forma total number of shares outstanding as of June 30, 2019.
(2)

Historical dividends declared per share and earnings per share information were based on historical information available elsewhere in this prospectus. Pro forma dividends declared per share and pro forma earnings per share were calculated using the pro forma weighted-average number of shares outstanding for the period.
(3)	Data per share of Avon have been translated to Brazilian reais using the exchange rate of R$3.832 per U.S.$1.00 as of June 30, 2019 and of R$3.875 per U.S.$1.00 as of December 31, 2018.
(4)

The implied equivalent value per share of Avon is calculated by multiplying the pro forma income (loss) per share, pro forma book value per share, and the pro forma dividends per share of Natura &Co Holding by the exchange ratio of 0.300 (which exchange ratio was subsequently adjusted from 0.300 to 0.600 in accordance with the terms of the Merger Agreement in connection with the profit capitalization described in the section of this proxy statement/prospectus entitled “The Transaction—Overview—Preparatory Step—Profit Capitalization” and which adjusted exchange ratio was reflected in the Amendment).

(5)

Adjusted to reflect the distribution of bonus shares undertaken on September 17, 2019 which resulted in the issuance of new shares at a ratio of one share per one share outstanding of Natura Cosméticos. See the section of this proxy statement/prospectus entitled “The Transaction.”

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

Set forth below are earnings, cash dividends and book value per share data for:

•

Natura &Co on a historical basis, prepared under IFRS and presented in reais, as of June 30, 2019 and for the six months ended June 30, 2019 and 2018, and as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014;

•

Avon on a historical basis, prepared under U.S. GAAP and presented in U.S. dollars, as of June 30, 2019 and for the six months ended June 30, 2019 and 2018, and as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014; and

•

Pro forma share information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018, and as of and for the years ended December 31, 2018. The pro forma per share information shows the effect of the Transaction from the perspective of a Natura &Co Holding shareholder.

The following information should be read in conjunction with the sections of this proxy statement/prospectus entitled “Risk Factors,” “Operative and Financial Review,” and the annual consolidated financial statements included elsewhere or incorporated by reference into this proxy statement/prospectus. Historical results for any period are not necessarily indicative of results to be expected for any future period.

Natura &Co Per Share Data

	As of and for the Six Months Ended June 30,	As of and for the Fiscal Year Ended December 31,
	2019	2018	2017	2016	2015	2014
	(in reais)
Book value per share(1)(3)	3.12	2.99	1.90	1.16	1.25	1.33
Basic earnings per share(3)	0.0805	0.6368	0.7787	0.3448	0.5967	0.8532
Diluted earnings per share(3)	0.0801	0.6356	0.7775	0.3437	0.5964	0.8529
Cash dividends per share(2)(3)	—	0.1757	0.2343	0.1262	0.4090	0.8160

(1)	Book value per share is computed by dividing total equity attributable to the owners of Natura &Co by the number of historical shares outstanding as of the end of the applicable period.
(2)

Cash Dividends per share data is calculated by dividing total dividends (includes dividends and interest on equity) paid by Natura & Co by the total historical number of shares outstanding as of the end of the applicable period.

(3)

Adjusted to reflect the distribution of bonus shares undertaken on September 17, 2019 which resulted in the issuance of new shares at a ratio of one share per one share outstanding of Natura Cosméticos. See the section of this proxy statement/prospectus entitled “The Transaction.”

Avon Per Share Data

	As of and for the Six Months Ended June 30,	As of and for the Fiscal Year Ended December 31,
	2019	2018	2017	2016	2015	2014
	(in U.S. dollars)
Book value per share(1)	(2.18)	(2.04)	(1.65)	(1.94)	(2.46)	0.67
Basic earnings per share(2)	(0.09)	(0.10)	(0.00)	(0.25)	(1.81)	(0.79)
Diluted earnings per share(2)	(0.09)	(0.10)	(0.00)	(0.25)	(1.81)	(0.79)
Cash dividends per share(3)	—	—	—	—	0.24	0.24

(1)	Book value per share is computed by dividing total equity attributable to the owners of Avon by the number of historical shares outstanding as of the end of the applicable period.
(2)	Represents basic and diluted earnings per share from continuing operations.
(3)	Cash Dividends per share data is calculated by dividing total dividends paid by Avon by the total historical number of shares outstanding as of the end of the applicable period.

SELECTED FINANCIAL DATA OF NATURA &CO

The following tables set forth selected historical consolidated financial and other data of Natura &Co for the periods indicated and have been derived from the annual consolidated financial statements of Natura &Co as of and for each of the years in the five-year period ended December 31, 2018 and from unaudited interim condensed consolidated financial statements of Natura &Co as of June 30, 2019 and for the three and six-month periods ended June 30, 2019 and 2018.

The following information is presented in millions of Brazilian reais, unless otherwise specified, and is presented in accordance with the measurements and principles of IFRS.

The following information should be read in conjunction with the sections of this proxy statement/prospectus entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Natura &Co” and “Unaudited Pro Forma Condensed Financial Information” and the annual consolidated financial statements included elsewhere in this proxy statement/prospectus. Historical results for any period are not necessarily indicative of results to be expected for any future period.

Natura &Co—Statement of Income

	For the Six Months Ended June 30,			For the Fiscal Year Ended December 31,
	2019(1)	2019	2018	2018(1)	2018	2017	2016	2015	2014
	(in millions of U.S.$)	(in millions of R$)		(in millions of U.S.$)	(in millions of R$)
Net revenue	1,649	6,319	5,788	3,496	13,397	9,853	7,913	7,899	7,408
Cost of products sold	(463)	(1,774)	(1,631)	(987)	(3,783)	(2,911)	(2,447)	(2,416)	(2,250)
Gross profit	1,186	4,545	4,157	2,509	9,615	6,942	5,466	5,483	5,158
Selling, marketing and logistics expenses	(781)	(2,993)	(2,733)	(1,583)	(6,067)	(4,199)	(3,337)	(3,021)	(2,758)
Administrative, R&D, IT and project expenses	(288)	(1,104)	(988)	(587)	(2,251)	(1,536)	(1,101)	(1,272)	(1,056)
Other operating (expenses) income, net	6	22	(56)	(10)	(40)	152	54	66	20
Operating profit before financial result	123	470	380	328	1,257	1,359	1,083	1,257	1,365
Financial income	207	792	837	537	2,056	604	1,073	1,927	704
Financial expenses	(303)	(1,162)	(1,139)	(689)	(2,640)	(992)	(1,729)	(2,309)	(972)
Profit before income tax and social contribution	26	100	79	176	673	971	427	875	1,096
Income tax and social contribution	(8)	(31)	(23)	(33)	(125)	(301)	(119)	(353)	(355)
Net income	18	69	56	143	548	670	308	523	741
Attributable to:
Controlling shareholders of the company	18	69	56	143	548	670	297	514	733
Non-controlling shareholders	—	—	—	—	—	—	11	9	8
	18	69		143	548	670	308	523	741

(1)

Solely for the convenience of the reader, we have translated certain amounts included in this proxy statement/prospectus from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of June 30, 2019 for reais into U.S. dollars of R$3.832 per U.S.$1.00. The U.S. dollar equivalent information presented in this proxy statement/prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Exchange Rates.”

Natura &Co—Balance Sheet

	As of June 30,		As of December 31,
	2019(1)	2019	2018(1)	2018	2017	2016	2015	2014
	(in millions of U.S.$)	(in millions of R$)	(in millions of U.S.$)	(in millions of R$)
Assets
Cash and cash equivalents & short-term investments	418	1,600	634	2,430	3,670	2,299	2,784	1,696
Trade receivables	401	1,536	442	1,692	1,508	1,052	909	847
Inventories	423	1,621	356	1,365	1,244	836	964	890
Other current assets	293	1,122	253	969	634	616	1,362	806
Total current assets	1,534	5,880	1,685	6,456	7,056	4,803	6,019	4,239
Other noncurrent assets	483	1,850	453	1,737	1,149	1,100	807	679
Property, plant and equipment	436	1,669	584	2,237	2,277	1,735	1,752	1,672
Intangible assets	1,231	4,717	1,292	4,951	4,476	784	816	609
Right-of-use assets	631	2,419	—	—	—	—	—	—
Total noncurrent assets	2,780	10,655	2,329	8,924	7,901	3,619	3,376	2,961

Total assets	4,315	16,535	4,013	15,380	14,957	8,422	9,395	7,200

Liabilities
Borrowings, financing, lease and debentures	332	1,272	308	1,182	4,077	1,764	2,161	1,467
Trade and other payables	442	1,693	453	1,737	1,554	815	803	600
Other current liabilities	357	1,368	430	1,648	1,282	1,598	1,609	1,053
Total current liabilities	1,131	4,333	1,192	4,567	6,912	4,177	4,573	3,119
Borrowings, financing and debentures	1,771	6,788	1,894	7,259	5,255	2,626	3,374	2,515
Other noncurrent liabilities	708	2,715	256	980	1,155	622	370	418
Total noncurrent liabilities	2,480	9,504	2,150	8,239	6,411	3,248	3,744	2,932

Total shareholders’ equity	708	2,699	672	2,574	1,635	996	1,078	1,149

Total liabilities and shareholders’ equity	4,315	16,535	4,013	15,380	14,957	8,421	9,395	7,200

(1)

Solely for the convenience of the reader, we have translated certain amounts included in this proxy statement/prospectus from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of June 30, 2019 for reais into U.S. dollars of R$3.832 per U.S.$1.00. The U.S. dollar equivalent information presented in this proxy statement/prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Exchange Rates.”

SELECTED FINANCIAL DATA OF AVON

The following tables set forth selected historical consolidated financial and other data of Avon for the periods indicated and have been derived from the annual consolidated financial statements of Avon as of and for each of the years in the five-year period ended December 31, 2018 and from the unaudited interim condensed consolidated financial statements of Avon as of June 30, 2019 and for the three and six months ended June 30, 2019 and 2018.

The following information is presented in millions (except for per share data) of U.S. dollars, unless otherwise specified, and is presented in accordance with U.S. GAAP.

The following information should be read in conjunction with the sections of this proxy statement/prospectus entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Avon,” and “Unaudited Pro Forma Condensed Financial Information” and the consolidated financial statements and notes thereto in the Avon 2018 Form 10-K, which are incorporated by reference into this proxy statement/prospectus. Historical results for any period are not necessarily indicative of results to be expected for any future period.

	For the Six Months Ended June 30,		For the Fiscal Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
	(in millions of U.S.$, unless otherwise indicated)
Statement of Operations Data
Total revenue	2,361.7	2,745.4	5,571.3	5,715.6	5,717.7	6,160.5	7,648.0
Operating profit	26.6	97.9	235.2	281.3	323.8	165.0	434.3
(Loss) income from continuing operations, net of tax	(29.9)	(58.1)	(21.8)	20.0	(93.4)	(796.5)	(344.5)
Diluted (loss) earnings per share from continuing operations (in U.S.$)	(0.09)	(0.15)	(0.10)	—	(0.25)	(1.81)	(0.79)
Cash dividends per share (in U.S.$)	—	—	—	—	—	0.24	0.24

	As of June 30,	As of December 31,
	2019	2018	2017	2016	2015	2014
	(in millions of U.S.$)
Balance Sheet Data
Total assets*	2,971.2	3,010.0	3,697.9	3,418.9	3,770.4	5,485.2
Debt maturing within one year	398.5	12.0	25.7	18.1	55.2	121.7
Long-term debt	1,197.0	1,581.6	1,872.2	1,875.8	2,150.5	2,417.1
Total debt	1,595.5	1,593.6	1,897.9	1,893.9	2,205.7	2,538.8
Total shareholders’ (deficit) equity	(957.3)	(896.8)	(714.7)	(836.2)	(1,056.4)	305.3

*	Total assets as of December 31, 2015 and 2014 in the table above exclude a U.S.$100.0 receivable from continuing operations that was presented within current assets of discontinued operations.

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma condensed financial information give effect to the Transaction to be accounted for under the acquisition method of accounting and in which Natura &Co is treated as the acquirer for financial reporting purposes. See the section of this proxy statement/prospectus entitled “The Transaction.”

The unaudited pro forma condensed balance sheet as of June 30, 2019 is based on the individual historical consolidated balance sheets of Natura &Co appearing in the section entitled “Selected Historical Financial Data for Natura &Co” in this proxy statement/prospectus and Avon appearing in the Avon June 2019 Form 10-Q incorporated by reference in this proxy statement/prospectus, and gives effect on a pro forma basis to the Transaction as if it had been consummated on June 30, 2019. The unaudited pro forma condensed statements of income for the six months ended June 30, 2019 and for the fiscal year ended December 31, 2018 is based on the individual historical consolidated statements of income of Natura &Co, appearing elsewhere in this proxy statement/prospectus, and the Avon June 2019 Form 10-Q incorporated by reference in this proxy statement/prospectus and in Avon’s 2018 Form 10-K incorporated by reference in this proxy statement/prospectus, and combine the results of operations of Natura &Co and Avon giving effect to the Transaction as if it had occurred on January 1, 2018. The historical consolidated financial information has been adjusted to give effect to the events that are directly attributable to the Transaction, factually supportable, and, with respect to the pro forma statements of income, expected to have a continuing impact on the pro forma results.

The unaudited pro forma condensed financial information, as above, has been presented for informational purposes only. The unaudited pro forma condensed financial information does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Natura &Co Holding would have been if the proposed Transaction had occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or consolidated financial position.

The unaudited pro forma condensed financial information should be read in conjunction with the following:

•	accompanying notes to the unaudited pro forma condensed financial information;

•	historical unaudited interim condensed consolidated financial statements of Natura &Co as of and for the three and six months ended June 30, 2019, included in this proxy statement/prospectus;

•	historical audited consolidated financial statements of Natura &Co for the fiscal year ended December 31, 2018, included in this proxy statement/prospectus;

•

historical audited consolidated financial statements of Avon for the fiscal year ended December 31, 2018, appearing in Avon’s 2018 Form 10-K incorporated by reference to this proxy statement/prospectus; and

•

historical unaudited consolidated financial statements of Avon for the three and six months ended June 30, 2019, appearing in the Avon June 2019 Form 10-Q incorporated by reference to this proxy statement/prospectus.

The unaudited pro forma condensed financial information has been prepared using the acquisition method of accounting under IFRS. Natura &Co has been treated as the acquirer in the Transaction for accounting purposes. The acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. The actual results of these studies may depend in part on prevailing market information and conditions. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed financial information. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences may have a material impact on the accompanying unaudited pro forma condensed financial information and the company’s future results of operations and financial position.

Unaudited Pro Forma Condensed Balance Sheet

As of June 30, 2019

				Pro-Forma Adjustments
	Natura &Co Historical	Avon as Adjusted (Note 2)	Reclassifi- cation (Note 3.1)	IFRS and Accounting Policies	Note 3.2	Purchase Accounting and Financing Adjustments	Note 3.5	Total Pro-Forma
	(in millions of reais)							(in millions of reais)	(in millions of U.S.$)(1)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	883	1,613	—	—		—		2,496	651
Short-term investments	718		—	—		—		718	187
Trade receivables	1,536	1,275	—	—		—		2,811	734
Inventories	1,621	1,976	—	—		19	a)	3,616	944
Recoverable taxes	460	—	462	—		—		922	241
Income tax and social contribution	379	—	132	—		—		511	133
Derivative financial instruments	—	—	4	—		—		4	1
Other current assets	283	1,012	(598)	—		—		697	182
Held for sale assets	—	39	—	—		—		39	10

Total Current Assets	5,880	5,915	—	—		19		11,814	3,083
NON-CURRENT ASSETS
Recoverable taxes	384	—	224	—		—		608	159
Deferred income tax and social contribution	408	798	—	—		—		1,206	315
Judicial deposits	337	—	287	—		—		624	163
Derivative financial instruments	632	—	—	—		—		632	165
Other non-current assets	86	1,665	(838)	—		—		913	237
Investment in associates	3	—	—	—		97	b)	100	27
Property, plant and equipment	1,669	1,994	(11)	—		408	c)	4,060	1,059
Right-of-use assets	2,419	670	11	—		—		3,100	809
Intangible assets	3,309	—	327	—		5,633	d)	9,269	2,419
Goodwill	1,408	345	—	—		8,879	e)	10,632	2,774

Total Non-Current Assets	10,655	5,472	—	—		15,017		31,144	8,127

TOTAL ASSETS	16,535	11,387	—	—		15,036		42,958	11,210

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Borrowings, financing and debentures	815	1,527	—	1,934	a)	(1,897)	f)	2,379	621
Lease liability	456	—	172					628	164
Trade payables and reverse factoring	1,693	2,614	(42)	—		425	h)	4,690	1,224
Payroll, profit sharing and social security charges	543	361	—	—		—		904	236
Tax liabilities	229	445	—	—		—		674	176
Income tax and social contribution	147	45	—	—		—		192	50
Derivative financial instruments	43	—	42	—		—		85	22
Provision for tax, civil and labor risks	21	—	—	—		—		21	5
Other current liabilities	385	1,671	(172)	—		—		1,884	492
Current liabilities of discontinued operations	—	69	—	—		—		69	18

Total Current liabilities	4,332	6,732	—	1,934		(1,472)		11,526	3,008

				Pro-Forma Adjustments
	Natura &Co Historical	Avon as Adjusted (Note 2)	Reclassifi- cation (Note 3.1)	IFRS and Accounting Policies	Note 3.2	Purchase Accounting and Financing Adjustments	Note 3.5	Total Pro-Forma
	(in millions of reais)							(in millions of reais)	(in millions of U.S.$)(1)
NON-CURRENT LIABILITIES
Borrowings, financing and debentures	6,788	4,587	—	—		2,257	g)	13,632	3,557
Long-term lease liability	1,816	555	—	—		—		2,371	619
Tax liabilities	124	540	(502)	—		—		162	42
Deferred income tax and social contribution	415	—	86	—		679	i)	1,180	308
Provision for tax, civil and labor risks	244	—	416	—		685	j)	1,345	351
Other non-current liabilities	117	707	—	—		—		824	216

Total non-current liabilities	9,504	6,389	—	—		3,621		19,514	5,093
Series C convertible preferred stock	—	1,934	—	(1,934)	a)	—		—	—
SHAREHOLDERS’ EQUITY
Total shareholders’ equity	2,699	(3,668)	—	—		12,887	k)	11,918	3,109

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,535	11,387	—	—		15,036		42,958	11,210

(1)

Solely for the convenience of the reader, we have translated certain amounts included in this proxy statement/prospectus from reais into U.S. dollars using the exchange rate as reported by the Central Bank as of June 30, 2019, for reais into U.S. dollars of R$3.8322 per U.S.$1.00. The U.S. dollar equivalent information presented in this proxy statement/prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

The accompanying notes are an integral part of the unaudited pro forma condensed financial information.

Unaudited Pro Forma Condensed Statement of Income

For the Six Months Ended June 30, 2019

					Pro-Forma Adjustments
	Natura &Co Historical		Avon as Adjusted (Note 2)		Reclassification (Note 3.1)	IFRS and Accounting Policies	Note 3.2	Purchase Accounting and Financing Adjustments	Note 3.5	Pro-Forma
			(in millions of reais, unless otherwise indicated)							(in millions of reais, unless otherwise indicated)		(in millions of U.S.$, unless otherwise indicated) (*)
Sales revenues		6,319	9,055		—	—		—			15,374		4,012
Cost of products sold		(1,774)	(3,890)		—	—		(117)	c), d)		(5,781)		(1,509)

Gross Profit		4,545	5,165		—	—		(117)			9,593		2,503
OPERATING (EXPENSES) INCOME
Selling, general and administrative expenses		(4,097)	(5,063)		127	22	b)	(82)	d)		(9,093)		(2,373)
Other operating income (expenses), net		22	—		(9)	—		133	h)		146		38

OPERATING PROFIT BEFORE FINANCIAL RESULT		470	102		118	22		(66)			646		168
Financial income		792	12		108	—		—			912		238
Financial expenses		(1,162)	(253)		(23)	(79)	a), b)	33	g), h)		(1,484)		(387)
Other expense, net		—	113		(113)	—		—			—		—
Gain on sale of business/asset		—	90		(90)	—		—			—		—

PROFIT BEFORE INCOME TAX AND CONTRIBUTION		100	64		—	(57)		(33)			(74)		(19)
Income tax and social contribution		(31)	(179)		—	17		7	i)		(186)		(49)

NET (LOSS) INCOME FOR THE PERIOD		69	(115	)(**)	—	(40)		(26)			(112)		(30)

Earnings or Loss per share—R$(1)
Basic	R$	0.08								R$	(0.10)	U.S.$	(0.03)
Diluted	R$	0.08								R$	(0.10)	U.S.$	(0.03)
Weighted average shares used to calculate earnings per share(1)									Note
Basic		862,079,076						265,999,641	3.3		1,128,078,717
Diluted		866,316,814						265,999,641	3.3		1,132,316,455

(*)

Solely for the convenience of the reader, we have translated certain amounts included in this proxy statement/prospectus from reais into U.S. dollars using the exchange rate as reported by the Central Bank as of June 30, 2019, for reais into U.S. dollars of R$3.8322 per U.S.$1.00. The U.S. dollar equivalent information presented in this proxy statement/prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

(**)	Represents the net loss from continuing operations of Avon.
(1)

Adjusted to reflect the distribution of bonus shares undertaken on September 17, 2019 which resulted in the issuance of new shares at a ratio of one share per one share outstanding of Natura Cosméticos. See the section of this proxy statement/prospectus entitled “The Transaction.”

The accompanying notes are an integral part of the unaudited pro forma condensed financial information.

Unaudited Pro Forma Condensed Statement of Income

For the Fiscal Year Ended December 31, 2018

				Pro-Forma Adjustments
	Natura &Co Historical		Avon as Adjusted (Note 2)	Reclassification (Note 3.1)	IFRS and Accounting Policies	Note 3.2	Purchase Accounting and Financing Adjustments	Note 3.5	Pro-Forma
				(in millions of reais, unless otherwise indicated)					(in millions of reais, unless otherwise indicated)		(in millions of U.S.$, unless otherwise indicated) (1)
Sales revenues		13,397	20,500	—	—		—			33,897		8,845
Cost of products sold		(3,782)	(8,698)	—	—		(233)	c), d)		(12,713)		(3,317)

Gross Profit		9,615	11,802	—	—		(233)			21,184		5,528
OPERATING (EXPENSES) INCOME
Selling, general and administrative expenses		(8,318)	(10,937)	36	—		(164)	d)		(19,383)		(5,058)
Other operating income (expenses), net		(40)	(26)	73	—		—			7		2

OPERATING PROFIT BEFORE FINANCIAL RESULT		1,257	839	109	—		(397)			1,808		472
Financial income		2,056	56	(111)	—		—			2,001		522
Financial expenses		(2,640)	(497)	2	(89)	a)	(2)	g)		(3,226)		(842)

PROFIT BEFORE INCOME TAX AND CONTRIBUTION		673	398	—	(89)		(399)			583		152
Income tax and social contribution		(125)	(478)	—	19		84	i)		(500)		(130)

NET INCOME FOR THE YEAR		548	(80)	—	(70)		(315)			83		22

Earnings or Loss per share—R$(2)
Basic	R$	0.64							R$	0.07	U.S.$	0.02
Diluted	R$	0.64							R$	0.07	U.S.$	0.02
Weighted average shares used to calculate earnings per share(2)								Note
Basic		861,190,114					265,999,641	3.3		1,127,189,755
Diluted		862,719,642					265,999,641	3.3		1,128,719,283

(1)

Solely for the convenience of the reader, we have translated certain amounts included in this proxy statement/prospectus from reais into U.S. dollars using the exchange rate as reported by the Central Bank as of June 30, 2019, for reais into U.S. dollars of R$3.832 per U.S.$1.00. The U.S. dollar equivalent information presented in this proxy statement/prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

(2)

Adjusted to reflect the distribution of bonus shares undertaken on September 17, 2019 which resulted in the issuance of new shares at a ratio of one share per one share outstanding of Natura Cosméticos. See the section of this proxy statement/prospectus entitled “The Transaction.”

The accompanying notes are an integral part of the unaudited pro forma condensed financial information.

Notes To The Unaudited Pro Forma Condensed Financial Information

1.	Description of the Transaction and Basis of Presentation

On May 22, 2019, Avon and the Natura Entities entered into the Merger Agreement, pursuant to which Avon and Natura Cosméticos will become direct wholly owned subsidiaries of Natura &Co Holding, as further described in the sections entitled “The Transaction” and “Transaction Documents.”

The Transaction is subject to certain conditions, as further described in the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—Conditions to the Mergers.” Upon consummation of the Natura Restructuring, the Natura Cosméticos Shares will cease to be traded on the B3 and, upon the consummation of the Transaction, the Avon Common Shares will cease to be traded on the NYSE. It is expected that Natura &Co Holding Shares will be listed on the B3 and that Natura &Co Holding ADSs will be listed on NYSE.

The unaudited pro forma condensed financial information was prepared using the acquisition method of accounting in accordance with the IFRS 3, Business Combinations (“IFRS 3”). Based on the Exchange Ratio, following completion of the Transaction, it is anticipated that former shareholders of Natura Cosméticos will own approximately 76% of Natura &Co Holding and former Avon common shareholders will own approximately 24% of Natura &Co Holding. Natura &Co is treated as the acquirer for financial reporting purposes.

IFRS 3, requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the Closing Date. Fair value measurements can be highly subjective and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. In addition, the consideration transferred is required to be measured at the Closing Date of the Transaction at the then-current market price; this particular requirement will likely result in Merger Consideration transferred that is different from the amounts assumed in this unaudited pro forma condensed financial information.

Acquisition-related transaction costs (i.e., advisory, legal, valuation, and other professional fees) and certain transaction related restructuring charges are not included as a component of the consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Total transaction costs expected to be incurred by Natura &Co and Avon are estimated to be approximately R$349 million and R$239 million, respectively.

Natura &Co and Avon have not yet finalized formal plans for combining the two companies’ operations. Accordingly, additional liabilities may be incurred in connection with the Transaction and any ultimate restructuring. These additional liabilities and costs have not been contemplated herein because information necessary to reasonably estimate such costs and to formulate detailed restructuring plans is not available. These costs will be expensed as incurred in future periods.

The unaudited pro forma condensed financial information does not reflect any cost savings, operating synergies or revenue enhancements that Natura &Co Holding may achieve as a result of the Transaction or the costs to integrate the operations of Natura &Co and Avon or the costs necessary to achieve these cost savings, operating synergies, such as procurement, manufacturing, distribution and administrative structure efficiencies and revenue enhancements.

2.	Historical consolidated financial information of Avon

The historical consolidated financial information of Avon, has been prepared under US GAAP and presented in U.S.$. The amounts reported under the column “Avon U.S. GAAP (U.S.$ in millions)” derive from Avon’s historical consolidated financial statements appearing in the Avon June 2019 Form 10-Q and Avon’s historical consolidated financial statements appearing in Avon’s 2018 Form 10-K, that have been translated into reais, which is Natura &Co’s functional and presentation currency using the exchange rates described below, under column “Avon adjusted U.S. GAAP (R$ in millions).”

•

Balance sheet items derived from the historical unaudited consolidated financial statements of Avon as of June 30, 2019, have been translated to reais using the exchange rate as of June 30, 2019 of R$3.832 per U.S.$1.00.

•

Items from the statement of income derived from the historical unaudited consolidated financial statements of Avon for the six months ended June 30, 2019, have been translated to reais using the weighted-average exchange rate of R$3.834 per U.S.$1.00.

•

Items from the statement of income derived from the historical audited consolidated financial statements of Avon for the fiscal year ended December 31, 2018, have been translated to reais using the weighted-average exchange rate of R$3.680 per U.S.$1.00.

In addition, Avon’s accounts have been reclassified to Natura &Co’s accounts, as described in the table below.

Unaudited Adjusted Avon Balance Sheet

As of June 30, 2019

	Avon U.S. GAAP Historical	Avon Adjusted U.S. GAAP	Reclassified to Natura &Co’s Balance Sheet Account
	(in millions of U.S.$)	(in millions of R$)
ASSETS
CURRENT ASSETS
Cash, including cash equivalents of $36.2 and $116.7	421	1,613	Cash and cash equivalents
Accounts receivable (less allowances of $93.0 and $138.6)	333	1,275	Trade receivables
Inventories	516	1,976	Inventories
Prepaid expenses and other	264	1,012	Other current assets
Held for sale assets	10	39	Held for sale assets

Total current assets	1,544	5,915
NON-CURRENT ASSETS
Property, plant and equipment, at cost	1,178	4,514
Less accumulated depreciation	(658)	(2,520)	Property, plant and equipment

Property, plant and equipment, net	520	1,994
Right-of-use assets	175	670	Right-of-use assets
Goodwill	90	345	Goodwill
Deferred tax assets	208	798	Deferred income tax and social contribution
Other assets	434	1,665	Other non-current assets

Total non-current assets	1,428	5,472

TOTAL ASSETS	2,971	11,387

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES
Debt maturing within one year	399	1,527	Borrowings, financing and debentures
Accounts payable	682	2,614	Trade payables and forfeit operations
Accrued compensation	94	361	Payroll, profit sharing and social security charges
Other accrued liabilities	436	1,671	Other current liabilities
Sales and taxes other than income	116	445	Tax liabilities
Income taxes	12	45	Income tax and social contribution
Held for sale liabilities	—	—	Held for sale liabilities
Current liabilities of discontinued operations	18	69	Current liabilities of discontinued operations

Total current liabilities	1,757	6,732
NON-CURRENT LIABILITIES
Long-term debt	1,197	4,587	Borrowings, financing and debentures (LP)
Long-term operating lease liability	145	555	Long-term lease liability
Employee benefit plans	130	497	Other non-current liabilities
Long-term sales taxes and taxes other than income	—	—	Tax liabilities (LP)
Long-term income taxes	141	540	Tax liabilities (LP)
Other liabilities	55	210	Other non-current liabilities

Total non-current liabilities	1,667	6,389

TOTAL LIABILITIES	3,424	13,121
Series C convertible preferred stock	505	1,934

	Avon U.S. GAAP Historical	Avon Adjusted U.S. GAAP	Reclassified to Natura &Co’s Balance Sheet Account
	(in millions of U.S.$)	(in millions of R$)
Shareholders’ Deficit
Common stock, par value $,25— authorized 1,500 shares; issued 76	191	731	Capital stock
Additional paid-in capital	2,308	8,843	Capital stock
Retained earnings	2,170	8,314	Retained earnings
Accumulated other comprehensive loss	(1,029)	(3,943)	Other comprehensive income
Treasury stock, at cost (319.4 and 318.4 shares)	(4,603)	(17,641)	Treasury shares

Total Avon shareholders’ deficit	(965)	(3,696)
Non-controlling interests	7	28	Noncontrolling interests

Total shareholders’ deficit	(957)	(3,668)

Total liabilities, series C convertible preferred stock and shares	2,971	11,387

Unaudited Adjusted Avon Statement of Income

For the Six Months Ended June 30, 2019

	Avon U.S. GAAP Historical	Avon Adjusted U.S. GAAP	Reclassified to Natura &Co’s Statement of Income
	(in millions of U.S.$)	(in millions of R$)
Net sales	2,225	8,531	Net Revenue
Other revenue	137	524	Net Revenue

Total revenue	2,362	9,055
Costs, expenses and other:
Cost of sales	(1,015)	(3,890)	Cost of products sold
Selling, general and administrative expenses	(1,321)	(5,063)	Selling, general and administrative expenses

Operating profit	27	102
Interest expense	(64)	(245)	Financial expenses
Loss on extinguishment of debt	(2)	(8)	Financial expenses
Interest income	3	12	Financial income
Other expense, net	29	113	Other operating income (expenses), net
Gain on sale of business/assets	24	90	Gain on sale of business/assets

Total other expenses	(10)	(38)
Income before income taxes	17	64
Income taxes	(47)	(179)	Income tax and social contribution

Net loss from continued operations	(30)	(115)

Loss from discontinued operations, net of tax	(23)	(87)

Net loss	(53)	(202)

Unaudited Adjusted Avon Statement of Income

For the Fiscal Year Ended December 31, 2018

	Avon U.S. GAAP Historical	Avon Adjusted U.S. GAAP	Reclassified to Natura &Co’s Statement of Income
	(in millions of U.S.$)	(in millions of R$)
Net sales	5,248	19,309	Net Revenue
Other revenue	324	1,191	Net Revenue

Total revenue	5,571	20,500
Costs, expenses and other:
Cost of sales	(2,364)	(8,698)	Cost of products sold
Selling, general and administrative expenses	(2,972)	(10,937)	Selling, general and administrative expenses

Operating profit	235	865
Interest expense	(135)	(494)	Financial expenses
Loss on extinguishment of debt	(1)	(3)	Financial expenses
Interest income	15	56	Financial income
Other expense, net	(7)	(26)	Other operating income (expenses), net

Total other expenses	(127)	(467)

Income before income taxes	108	398
Income taxes	(130)	(478)	Income tax and social contribution

Net loss	(22)	(80)

3.	Pro Forma Adjustments and Assumptions

3.1	Reclassifications

Reclassification adjustments to conform Avon’s line items classification to Natura &Co’s classification.

3.2	IFRS and accounting policies alignment adjustments

a. Avon Preferred Shares

Represents the reclassification of Avon Preferred Shares which under U.S. GAAP were classified as Mezzanine and under IFRS as a liability. Under IFRS there is no Mezzanine classification for financial instruments. Based on the terms of the Avon Preferred Shares, upon a change of control the holders of such shares are entitled to exercise a put option and Avon would be required to repurchase the shares in cash. Because Avon’s change of control is not an event within Avon’s control, under IFRS these shares have been classified as a liability. Also see Note 3.5 g) and h), below.

Holders of Avon Preferred Shares are entitled to a cumulative preferred dividend that accrues daily at a rate of 1.25% per quarter (net of any dividends on Avon Common Shares and subject to increase up to a maximum rate of 5.00% per quarter if Avon breaches certain obligations). For the six months ended June 30, 2019 and the fiscal year ended December 31, 2018, the accrued unpaid cumulative preferred dividends amounted to $78.0 million and $65.8 million, respectively. In addition, holders of Avon Preferred Shares are also entitled to participate on as-converted basis in any dividends paid to the holders of Avon Common Shares. During the years ended December 31, 2018 and 2017, no such dividends were declared. Dividends accrued on Avon’s Preferred Shares, have been reclassified from equity to financial expense for an amount of R$48 million (U.S.$.12.6 million) and R$89 million (U.S.$24.3 million) for the six months ended June 30, 2019 and the fiscal year ended December 31, 2018, respectively.

The pro forma financial information have been prepared assuming that the Avon Preferred Shares will be cancelled and converted into the right to receive cash upon closing of the transaction pursuant to the terms of the Merger Agreement and that the holders of the Avon Preferred Shares will not exercise their right to convert them into Avon Common Shares prior to closing of the Transaction. See Note 3.3.

b. Leases

Represents the adjustment to conform Avon’s lease accounting under U.S. GAAP to IFRS, since IFRS does not provide a classification of leases as “operating leases” from the lessee perspective as opposed to U.S. GAAP. Under U.S. GAAP, lease expense of operating leases is recognized on a straight-line basis as a single line item in the income statement. Under IFRS, interest expense is accreted on the lease liability and the right of use asset is amortized on a straight-line basis, resulting in the lease expense being higher at commencement of the lease and decreasing through time. This resulted in the following adjustment:

Selling, general and administrative expenses:	(in millions of R$)
Reversal of operating lease expense recorded under U.S. GAAP	127
Recognition of amortization expense on right-of-use assets under IFRS	(105)

22
Financial expenses
Recognition of interest expense under IFRS	31

Other adjustments to conform Avon’s accounts under U.S. GAAP to IFRS are considered immaterial for pro forma purposes.

3.3	Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of the Merger Consideration:

Number of shares of Avon common stock outstanding as of June 30, 2019	443,332,735
Multiplied by the Exchange Ratio of 0.600 Natura &Co Holding Shares (or ADSs) for each share of common stock of Avon (after the stock split)	265,999,641
Multiplied by the market price of Natura &Co’s stock(1) (in R$)	36.15

Estimated shares consideration (in millions of R$)	9,616
Estimated cash consideration(2) (in millions of R$)	2,031

Estimated consideration to be transferred (in millions of R$)	11,647

(1)

Represents the market price of Natura Cosméticos Shares as of September 18, 2019. Using the stock price of Natura Cosméticos Shares for the past year, a range of possible outcomes based upon percentage increases and decreases was determined that appeared reasonable in light of the market volatility, based on daily change in stock price and its associated standard deviation. Based on such volatility, a 1% to 39% change in the market price would change the estimated consideration by R$96 million to R$3,750 million, respectively.

(2)

Cash consideration represents the estimated amount to be paid to the holders of Avon Preferred Shares assuming they will be cancelled and converted into the right to receive cash upon closing of the Transaction pursuant to the terms of the Merger Agreement – See Note 3.2. a. above. Also see “Transaction Documents—The Merger Agreement—Merger Consideration—Avon Preferred Shares.” If the holders of the Avon Preferred Shares exercise their right to convert the Avon Preferred Shares to Avon Common Shares, this would result in a reduction of the cash consideration of R$1,667 million and an increase of 52,200,000 shares to be issued by Natura &Co Holding as part of the shares consideration, with a corresponding increase of R$220 million in the total consideration transferred and goodwill. Based on the volatility above, a 1% to 39% change in the market price of Natura &Co shares would change the additional estimated consideration of R$ 220 million by R$19 million to R$736 million, respectively.

The Merger Consideration does not include the effect of any potential payments for the acceleration of vesting and replacement awards as such effect would be immaterial for pro forma purposes.

3.4	Estimated fair value of assets acquired and liabilities assumed

Natura &Co has performed a preliminary valuation analysis of the fair market value of Avon’s assets to be acquired and liabilities to be assumed. Using the total consideration for the Transaction, Natura &Co has estimated the allocations to such assets and liabilities. The following table summarizes the allocation of the preliminary purchase price:

(In millions of R$)
Total estimated consideration to be transferred (Note 3.3 above)	11,647
Less fair value of assets acquired:
Cash and cash equivalents	1,613
Accounts receivables	1,275
Inventories	1,995
Other current assets	1,012
Held for sale assets	39
Property, plant and equipment	2,402
Deferred income tax and social contribution	798
Right of use assets	670
Other non-current assets	1,666
Investment in associates	97
Intangible assets	5,633
Plus fair value of liabilities assumed:
Current liabilities	6,769
Provision for tax, civil and labor risks	1,101
Long-term debt	4,813
Lease Liability	555
Deferred income taxes	764
Non-current tax liabilities	38
Other liabilities	708
Plus non-controlling interest	28

Pro forma goodwill	9,223

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and statement of income. The final purchase price allocation will be determined when Natura &Co completes the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.

The pro forma adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual calculations will differ from the pro forma adjustments. We have only included material adjustments that are directly attributable to the proposed Transaction, factually supportable and, with respect to the statement of income, expected to have a continuing impact on the consolidated results.

3.5	Pro forma adjustments

a) Inventories

Represents the adjustment of Avon’s inventories to their fair value. The fair value was determined based on the estimated selling price of the inventory less selling expenses and a normal profit margin on those manufacturing and selling efforts.

Inventory generally rotates over a period of three months, however, the effect of the fair value adjustment on inventory has not been reflected in the pro forma statement of income as it is not expected to have a continuing impact.

b) Equity method investment – New Avon

Represents the adjustment to fair value of the equity method investment in New Avon.

The investment in New Avon was accounted for under the equity method. As of December 31, 2018, the book value of such investment was zero as it had an equity deficit.

In April 2019, Avon entered into an agreement with a third party to sell this investment. The fair value adjustment of R$97 million (U.S.$24.9 million) represents the selling price that Avon has negotiated to dispose of the investment, which is expected to be completed in the third quarter of 2019.

The gain on sale of the investment in New Avon for the same amount has not been reflected in the pro forma statement of income as it is not expected to have a continuing impact.

c) Property, plant and equipment

Represents the adjustment of Avon’s property, plant and equipment to its fair value, as follows:

Property, plant and equipment	Estimated Fair Value Adjustment	Valuation Methodology	Estimated Remaining Useful Life
	(in millions of R$)
Land	115	Market approach	Indefinite
Buildings and improvements	293	Cost approach	20

Total estimated fair value adjustment	408

The pro forma depreciation expense on the fair value adjustment on buildings and improvements, assuming a remaining useful life of approximately 20 years, of R$7 million for the six months ended June 30, 2019 and R$15 million for the fiscal year ended December 31, 2018, was allocated to Cost of Sales. The depreciation is calculated using the straight-line method.

d) Intangible assets

The fair value adjustment on intangible assets is comprised of the following:

					Estimated Pro Forma Amortization Expense Using the Straight-line Method
	Nature	Valuation Methodology	Estimated Fair Value (in millions of R$, unless otherwise indicated)	Estimated Useful Life	Fiscal Year Ended December 31, 2018	Six Months Ended June 30, 2019	Allocation of Pro Forma Amortization Expense to Pro Forma Statement of Income Line Item
			(In millions of R$)	(In millions of R$)	(In millions of R$)	(In millions of R$)
1. “Avon” Trade Name	Represents the fair value of the “Avon” trade name	Relief from royalty method (**)	1,537	Indefinite	N/ A	N/ A

2. “Power Brands”	Represent the fair value of “Power Brands”	Relief from royalty method (**)	448	20 years	22	11	Selling, Marketing and Logistics expense

3. Developed Technologies	Represents the fair value of all technology necessary to develop Avon’s products, including product formulae, labelling data, manufacturing processes, regulatory approvals, product packaging and designs.	Relief from royalty method	1,529	7 years	218	109	Cost of products sold

4. Sales Representatives (New+Senior)(*)	Represents the fair value of Avon’s relationships with its Sales Representatives	Income valuation approach	2,119	15 years	142	71	Selling, Marketing and Logistics expense
Total			5,633		382	191

(*)

The calculation of the fair value of Sales Representatives took into account the different average ticket and attrition of the New (less than three years) and Senior (more than three years) representatives’ strata.

(**)	The Relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of Avon’s intellectual property being owned.

The following are the material underlying assumptions used in determining the fair value estimate adjustments on intangible assets:

	Avon tradenames	Power brands	Developed technology
Net Revenue basis	The fair value analysis of the Avon tradename considered a revenue basis of 100% of Total Revenue, since all products are commercialized under the Avon tradename umbrella	Power brands are relevant
product or product line
brands, which have
recognition independently
of the Avon tradename.
The revenue stream
attributed to the power
brands was equivalent to
20.3% of total revenue,
based on the power
brand’s share of revenue
as of the valuation date in
		an aggregate basis	Developed technology stands for product R&D, formulas, testing and licensing. The fair value analysis of Developed Technology was based on the revenue attributed to cosmetics, fragrances and toiletries (or 74.9% of total revenue).

Royalty rate(*)	1.0%	1.5%	4.0%

Useful Life	Indefinite	20 years	7 years

Corporate Income Tax	A normalized 30.0% effective tax rate for IT (Income Tax)

Tax Amortization Benefit (TAB)	Not applicable	TAB was calculated according to the Target’s projected effective tax rate of 30.0% and an amortization period equivalent to asset’s remaining useful life.

Discount Rate	The discount rate was equivalent to the WACC, resulting in an after-tax rate of 10.69%.

(*) Royalty Rate

The total royalty rate for other intellectual property licensing transactions, which typically comprise both, brands and product development, was observed and resulted in a total royalty range of 4% to 10%. Considering Avon’s brand position, margin and growth prospect, relatively to its peers, total Avon’s average royalty rate was estimated to be at a range from 5% to 6.5%.

Of the total Avon’s average royalty rate mentioned above, 4% relates to developed technology. This 4% was based on the royalty rate to be paid by New Avon, which is majority-owned and managed by Cerberus, under the royalty agreement signed in 2016, for the right of use and licenses related to the future intellectual property of Avon.

The remaining 1% to 2.5% of the total average royalty rate, relates to brands, consistent with was observed in comparable data.

The total royalty rate for Avon’s cosmetics, fragrances and toiletries products of power brands, was estimated to be 6.5%, while the total royalty rate for other cosmetics, fragrances and toiletries products was estimated at 5%, and the total royalty rate for fashion & home products was estimated at 1%. As a result, the weighted average total royalty rate for the Avon was estimated at 5.3% which is in line with the range above.

Based on the defined range for the Avon royalty rate, below is a sensitivity analysis of the impact that changes in royalty rates would have on the fair value of intangible assets:

	Avon Tradename	Power Brands	Developed Technology
Range of royalty rates	0.9% to 1.1%	1.35% to 1.65%	3.6% to 4.4%
Fair value of intangible assets	R$1,383 million to R$1,694 million	R$402 million to R$494 million	R$1,380 million to R$1,682 million

For Sales Representatives we used the Multi-period excess earning method that considers the present value of net cash flows expected to be generated by Sales Representatives.

Revenue	Revenue considered entire volume of sales, once representatives sales channel stands for approximately 100% of Avon’s sales. Revenue projections were based on the business plan revenue growth rate and estimated attrition. At the reference date, the company had 7.5 million sales representatives.

Attrition rate	Attrition rates were calculated for Senior (more than 3 years) and New Representatives (less than 3 years with Avon). The estimated attrition rates for New Representatives and Senior Representatives were 59.5% and 6.4%, respectively.

Useful Life	Useful life for the intangible asset is 15 years, based on a cut-off of 90% of total consolidated (new+senior) discounted cash flow.

Contributory Assets Charge	The considered CAC includes Working Capital, Fixed Assets, Workforce and IPs (tradenames & product technology).The average CAC was 5.0% over revenues

Tax Amortization Benefit (TAB)	TAB was calculated according to the Target’s projected effective tax rate of 30.0% and an amortization period equivalent to asset’s remaining useful life.

Discount Rate	The discount rate was equivalent to company’s WACC plus a premium of 5 BPS, resulting in an after-tax rate of 10.74%.

e) Goodwill

The goodwill pro forma adjustment is comprised of the following:

	(in millions of R$)
Elimination of historical goodwill balance included in Avon’s historical consolidated financial statements	(344)
Recognition of goodwill on acquisition	9,223	See 3.4 above

Total pro forma adjustment	8,879

f) Current Borrowings, financing and debentures

Adjustment to eliminate the liability corresponding to Avon Preferred Shares which will be paid in cash upon completion of the transaction. See “Transaction Documents—Merger Agreement—Merger Consideration” and the fair value adjustment on Avon’s current debt.

The pro forma adjustment is comprised of the following:

	(in millions of R$)
1. Fair value adjustment on Avon’s current debt	37
2. Adjustment to eliminate the liability corresponding to Avon Preferred Shares which will be paid in cash upon completion of the transaction	(1,934)	See 3.3 above

Total	(1,897)

g) Long-term debt

The pro forma adjustment on long-term debt is comprised of the following:

	(in millions of R$)
1. Fair value adjustment on Avon’s long-term debt	226
2. Long-term debt to be incurred by Natura &Co for the cash payment of Avon Preferred Shares upon completion of the Transaction, has been considered part of the Merger Consideration(1)	2,031	See 3.3 above

Total	2,257

(1)

If the holders of the Avon Preferred Shares exercise their right to convert the Avon Preferred Shares to Avon Common Shares, such shares will not be redeemed in cash and Natura &Co Holding will not incur in any long-term debt, except for the accrued dividends for an estimated amount of R$364 million.

The pro forma interest expense on the long term debt to be incurred by Natura &Co to finance the cash payment of Avon Preferred Shares was estimated assuming that Natura &Co Holding will obtain a 5 year long-term financing facility at an estimated annual rate of 4.5%. The estimated interest rates was based on the implied premium over US treasuries with similar maturities observed on the yield to maturity on the secondary market for the Notes due in 2023 issued by Natura Cosméticos in 2018, in aggregation to the market curves of US treasuries plus 20bps (0.20%) of issuance premium.

In addition, interest expense (dividends under U.S. GAAP) on the Avon Preferred Shares for the six month period ended June 30, 2019 and for the fiscal year ended December 31, 2018, was reversed. See 3.2 above.

The pro forma interest expense adjustment was determined as follows::

	Fiscal Year Ended December 31, 2018	Six Months Ended June 30, 2019
	(in millions of R$)
Reversal of interest expense on the Avon Preferred Shares	(89)	(45)	See 3.2 above
Interest expense on long-term financing agreement	91	48

Total pro forma adjustment	2	3

h) Transaction costs

Represents the adjustment in the amount of R$425 million of liability for payment of estimated transaction costs related to the Transaction.

In addition, the historical consolidated income statement for the six month period ended June 30, 2018 of Natura &Co and Avon include transaction costs related to the Transaction, which have been reversed due to non-recurring nature, as follows:

	(in millions of R$)
Other operating income (expenses), net:
Incurred by Natura &Co	68
Incurred by Avon	65	See 3.4 above

	133
“Financial expenses”
Incurred by Natura &Co	30

Total	163

i) Deferred Income Taxes

An estimated blended tax rate of 21% has been used to estimate the tax impact on the pro forma adjustments, representing a weighted-average estimate of the statutory tax rates in the various jurisdictions where pro forma adjustments are reasonably expected to occur. We believe that using a blended tax rate is factually supportable in that it is derived from statutory rates and recognize that Avon is a large multinational corporation with operations in many countries. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-acquisition activities, including repatriation decisions, cash needs and the actual geographical mix of income.

j) Provision for Tax, Civil and Labor Risks

Represents the fair value of contingent liabilities that are present obligations and are reliably measured. Present obligations are defined as legal or constructive obligations that result from past events.

k) Total shareholders’ equity

The pro forma adjustment is comprised of the following:

	(in millions of R$)
Elimination of as adjusted Avon’s shareholders’ equity accounts	3,696
Common stock to be issued by Natura &Co Holding upon completion of the Transaction	9,616	See 3.3 above
Estimated transaction cost	(425)	See h) above

Total pro forma adjustment	12,887

l) Significant nonrecurring items included in the historical financial statements

Natura

Natura’s consolidated statement of income for the six months ended June 30, 2019 and the fiscal year ended December 31, 2018, include R$26 million and R$98 million, respectively, related to costs incurred in relation to “The Body Shop’s transformation costs” initiative, which includes organization redesign cost, store footprint optimization cost, consulting fees and restructuring charges, among others. These nonrecurring items are not directly related to the Transaction, and as such have not been adjusted for in the unaudited pro forma condensed financial information.

Avon

Avon’s historical consolidated income statement for the six months ended June 30, 2019 and the fiscal year ended December 31, 2018, include the following nonrecurring items. These nonrecurring items are not directly related to the Transaction, and as such have not been adjusted for in the unaudited pro forma condensed financial information. See Avon’s 2018 Form 10-K and Avon’s June 2019 Form 10-Q incorporated by reference in this proxy statement/prospectus.

	For the Six Months Ended June 30, 2019		For the Fiscal Year Ended December 31, 2018
	(in millions R$ (*))	(in millions U.S.$)	(in millions R$ (*))	(in millions U.S. $)
Brazil IPI tax release(1)	—	—	644	168
Costs to implement restructuring initiatives(2)	(379)	(99)	(694)	(181)
Impairment loss on assets and other expenses(3)	(65)	(17)	—	—

Total	(444)	(116)	(50)	(13)

(*)	Items have been translated to reais using the exchange rate of R$3.832 per U.S.$1.00.
(1)

Avon’s operating profit and operating margin benefited from the release of the liability related to IPI tax on cosmetics in Brazil. The release was recorded in net sales and other (income) expense, net in the amounts of approximately R$644 million (U.S.$168 million) and approximately R$103 million (U.S.$27million), respectively. The Brazil IPI tax release also included approximately R$253 million (U.S.$66 million) recorded in income taxes.

(2)	The costs to implement restructuring initiatives also included approximately R$65 million (U.S.$17 million) recorded in income taxes.
(3)	Avon recorded approximately U.S.$13 million in other expenses, primarily related to professional fees incurred in relation to the Transaction, and other impairment losses on assets.

m) Intercompany transaction

There are no transactions between Avon and Natura &Co to be eliminated in the unaudited pro forma condensed financial information.

THE AVON SPECIAL MEETING

General

This proxy statement/prospectus is being provided to the shareholders of Avon as part of a solicitation of proxies by the Avon board of directors for use at the Avon Special Meeting to be held at the time and place specified below, or at any postponement or adjournment thereof. This proxy statement/prospectus provides shareholders of Avon with the information they need to know to be able to vote or instruct their vote to be cast at the Avon Special Meeting.

Time and date	November 13, 2019, at 10 a.m. New York Time

Place	1 Avon Place, Suffern, NY 10901

Items of business

1. Proposal to adopt the Merger Agreement (the “Transaction Proposal”).

2. Proposal to approve, by non-binding, advisory vote, the compensation that may become payable to Avon’s named executive officers in connection with the Transaction (the “Advisory Compensation Proposal”).

3. Proposal to approve one or more adjournments of the Avon Special Meeting to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Avon Special Meeting to approve the Transaction Proposal (the “Adjournment Proposal”).

In addition, Avon shareholders may transact such other business as may properly come before the meeting.

Record Date	October 3, 2019

Proxy voting	It is important that your shares be represented and voted at the Avon Special Meeting. You can submit a proxy to vote your shares electronically via the Internet, by telephone or by completing and returning the proxy card or voting instruction card. Voting instructions are printed on your proxy card and are included in the accompanying proxy statement/prospectus. If your shares are held by a bank, broker or other nominee, follow the instructions you receive from your bank, broker or other nominee on how to vote your shares.

Avon shareholders must approve the Transaction Proposal in order for the Transaction to occur. A copy of the Merger Agreement is attached as Annexes A and B to this proxy statement/prospectus, and you are encouraged to read the Merger Agreement carefully and in its entirety.

YOUR VOTE IS IMPORTANT. ACCORDINGLY, PLEASE SUBMIT YOUR PROXY PROMPTLY BY TELEPHONE, BY INTERNET OR BY MAIL, WHETHER OR NOT YOU PLAN TO ATTEND THE AVON SPECIAL MEETING IN PERSON.

Recommendation of the Avon Board of Directors

After careful consideration, the Avon board of directors has (i) approved, adopted and declared advisable the Merger Agreement and all of the transactions contemplated by the Merger Agreement, (ii) declared that it is fair to and in the best interests of Avon and its shareholders that Avon enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement and (iii) directed that the Merger Agreement be submitted to the shareholders of Avon and recommended that the shareholders of Avon vote their Avon Shares in favor of the adoption of the Merger Agreement at the Avon Special Meeting.

Accordingly, the Avon board of directors recommends that Avon shareholders vote:

1.	“FOR” the Transaction Proposal;

2.	“FOR” the Advisory Compensation Proposal; and

3.	“FOR” the Adjournment Proposal.

Record Date; Shareholders Entitled to Vote

The Avon board of directors has fixed the close of business on October 3, 2019 as the Record Date for determination of Avon shareholders entitled to receive notice of, and to vote at, the Avon Special Meeting. Only holders of record of outstanding Avon Shares at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Avon Special Meeting.

At the close of business on the Record Date, there were approximately 443,014,254 Avon Common Shares outstanding and entitled to vote for an aggregate vote of approximately 443,014,254 (or one vote per share) and 435,000 shares of Avon Preferred Shares outstanding and entitled to vote for an aggregate vote of 87,051,524 (on an as-converted basis). Holders of Avon Common Shares and Avon Preferred Shares will vote together as a single class on all matters being presented in this proxy statement/prospectus for an aggregate of, as of the close of business on the Record Date, approximately 530,065,778 votes.

Voting by Avon’s Directors and Executive Officers

At the close of business on the Record Date, directors and executive officers of Avon and their affiliates held approximately 3,866,976 Avon Common Shares entitled to vote for an aggregate vote of approximately 3,866,976 (or one vote per share) and 0 Avon Preferred Shares entitled to vote for an aggregate vote of 0 (on an as-converted basis). As such, as of the Record Date, directors and executive officers of Avon and their affiliates were entitled to approximately 3,866,976 votes, representing, as of the close of business on the Record Date, 0.73% of the approximately 530,065,778 aggregate votes of the Avon Shares outstanding on such date and entitled to vote on the matters being presented in this proxy statement/prospectus. Avon currently expects that the directors and executive officers of Avon and their affiliates will vote all such Avon Shares in favor of the Transaction Proposal, the Advisory Compensation Proposal and the Adjournment Proposal. In addition, an affiliate of Cerberus, which designates three of the members of the Avon board of directors, is party to the Cerberus Investor Voting and Support Agreement described in the section of this proxy statement/prospectus entitled “Transaction Documents—The Cerberus Investor Voting And Support Agreement”. As of the Record Date, the Avon Shares subject to the Cerberus Investor Voting and Support Agreement constituted approximately 16.42% of the total outstanding Avon Shares entitled to vote at the Avon Special Meeting on an as-converted basis.

Quorum

The presence at the meeting, in person or by proxy, of the holders of a majority of the Avon Shares outstanding as of the close of business on the Record Date and entitled to vote at the Avon Special Meeting will constitute a quorum for the Avon Special Meeting. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Avon Special Meeting. A quorum is necessary to transact business at the Avon Special Meeting. At any adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting. If a quorum is not present, the Avon Special Meeting may be adjourned to allow additional time to solicit proxies or votes. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

Required Vote

Approval of the Transaction Proposal requires the affirmative vote of the holders of two-thirds of the outstanding Avon Shares entitled to vote on the matter at the Avon Special Meeting, voting together as a single class on an as-converted basis. Votes to abstain will have the same effect as votes “AGAINST” the approval of the Transaction Proposal. If you fail to submit a valid proxy or to vote in person at the Avon Special Meeting or if you vote to abstain, it will have the same effect as a vote “AGAINST” the approval of the Transaction Proposal.

Approval of each of the Advisory Compensation Proposal and the Adjournment Proposal requires the affirmative vote of a majority of votes cast thereon, voting together as a single class on an as-converted basis. “Votes cast” means the votes actually cast “FOR” or “AGAINST” a particular proposal, whether in person or by proxy. An abstention will not constitute a vote cast. If you fail to submit a valid proxy or to vote in person at the Avon Special Meeting or if you vote to abstain, it will have no effect on the approval of the Advisory Compensation Proposal or the Adjournment Proposal.

Failure to Either Submit a Proxy or Attend the Avon Special Meeting; Broker Non-Votes and Abstentions

If your Avon Shares are registered directly in your name with the transfer agent of Avon, Computershare Trust Company, N.A., you are considered, with respect to those Avon Shares, the shareholder of record. If you are a shareholder of record, this proxy statement/prospectus and the enclosed proxy card have been sent directly to you by Avon.

If your Avon Shares are held through a bank, broker or other nominee, you are considered the beneficial owner of Avon Shares held in “street name.” In that case, this proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee who is considered, with respect to those Avon Shares, the shareholder of record. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting.

In accordance with the rules of the NYSE, banks, brokers or other nominees who hold Avon Shares in “street name” for their customers but do not have discretionary authority to vote the shares may not exercise their voting discretion with respect to approving the Transaction Proposal, the Advisory Compensation Proposal or the Adjournment Proposal. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares with respect to the Transaction Proposal, the Advisory Compensation Proposal or the Adjournment Proposal. If you beneficially own your Avon Shares in “street name” and you do not instruct your bank, broker or other nominee to vote your shares, it will have the same effect as a vote “AGAINST” the Transaction Proposal.

Failures to vote, votes to abstain and failures to instruct your bank, broker or other nominee to vote will have the same effect as votes “AGAINST” the approval of the Transaction Proposal.

Failures to vote, votes to abstain and failures to instruct your bank, broker or other nominee to vote will have no effect on the approval of the Advisory Compensation Proposal or the Adjournment Proposal.

How to Vote Your Shares

If you are a shareholder of record, you may have your Avon Shares voted on matters presented at the Avon Special Meeting:

(i)

by telephone or over the Internet—by accessing the telephone number or Internet website specified on the enclosed proxy card. The control number provided on your proxy card is designed to verify your identity when voting by telephone or by Internet. Proxies delivered over the Internet or by telephone must be submitted by 1:00 a.m. New York Time on November 13, 2019. Please be aware that if you vote by telephone or over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible;

(ii)	by mail—by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided, which must be received before the polls close at the Avon Special Meeting; or

(iii)

in person—by attending the Avon Special Meeting and casting your vote there. Registered shareholders who attend the Avon Special Meeting may vote their shares in person even if they previously have voted their shares.

If your shares are held in the name of a bank, broker or other nominee, follow the instructions you receive from your nominee on how to vote your shares. Those instructions will identify which of the above choices are available to you in order to have your shares voted. Please note that if you are a beneficial owner and wish to vote in person at the Avon Special Meeting, you must provide a legal proxy issued in your name from the bank, broker or other nominee that holds your shares at the Avon Special Meeting.

Attendance

Shareholders who would like to attend the Avon Special Meeting in person are asked to follow the guidelines below. Anyone who arrives without an admission ticket or pre-registration will not be admitted to the Avon Special Meeting unless it can be verified that the individual was a shareholder as of the close of business on the Record Date.

Shareholders of Record (shares are registered directly in your name with Avon’s transfer agent, Computershare Trust Company, N.A.)

•

Please bring the admission ticket that is attached to your proxy card and a government-issued, current form of photo identification. If you vote in advance of the Avon Special Meeting, please keep a copy of your admission ticket and bring it with you.

•

If you do not have your admission ticket at the Avon Special Meeting, you must bring other proof of your Avon Share ownership as of the close of business on the Record Date and a government-issued, current form of photo identification.

Beneficial Owners (shares are held by a bank, broker or other nominee, or in the PSA Plan)

•

Avon recommends that you pre-register to attend the meeting by sending a written request, along with proof of ownership (such as a current brokerage statement), to Avon’s Investor Relations Department, Avon Products, Inc., 1 Avon Place, Suffern, New York 10901, by mail, by email at investor.relations@avon.com or by fax at +1 203-724-1610. Avon must receive your request at least one week prior to the Avon Special Meeting to have time to process your request. In addition, please bring a government-issued, current form of photo identification to the Avon Special Meeting.

•

You may attend without pre-registration; however, you must bring proof of your Avon share ownership as of the close of business on the Record Date and a government-issued, current form of photo identification.

Shares held in a stock brokerage account or by a bank, broker or other nominee may be voted in person at the Avon Special Meeting only if you obtain a legal proxy from such bank, broker or other nominee giving you the right to vote the shares. Shares held through the PSA Plan must be voted through the PSA Plan Trustee as described below.

Please note that cameras, recording devices and other electronic devices will not be permitted at the Avon Special Meeting. In addition, packages and bags may be inspected and other measures may be employed to enhance the security of persons attending the Avon Special Meeting. These procedures may require additional time, so please plan your arrival time accordingly. To avoid disruption, admission may be limited once the Avon Special Meeting begins.

Voting of Proxies

When you provide your proxy, the Avon Shares represented by the proxy will be voted in accordance with your instructions. If you sign your proxy card without giving instructions, you will have granted authority to Ginny Edwards and Meridith Krell, the named proxyholders, to vote “FOR” each of the Transaction Proposal, the Advisory Compensation Proposal and the Adjournment Proposal. Should any matter not described in this proxy statement/prospectus be properly presented at the Avon Special Meeting, the delivery of a signed proxy card shall confer authority upon the named proxyholders to vote your shares in accordance with their judgment on such other matters. The Avon board of directors currently knows of no other business that will be presented for consideration at the Avon Special Meeting.

YOUR VOTE IS IMPORTANT. IT IS IMPORTANT THAT YOU VOTE YOUR AVON SHARES PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE AVON SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED PROXY CARD IN THE PRE-ADDRESSED POSTAGE-PAID ENVELOPE, OR FOLLOW THE INSTRUCTIONS ON THE ENCLOSED PROXY CARD TO VOTE BY TELEPHONE OR INTERNET.

Revocation

Shareholders are entitled to revoke their proxies at any time before their shares are voted at the Avon Special Meeting. To revoke a proxy, you must file a written notice of revocation with Avon’s Corporate Secretary at 1 Avon Place, Suffern, NY 10901, deliver a duly executed proxy bearing a later date than the original submitted proxy, submit voting instructions by telephone or via the Internet on a later date, or attend the Avon Special Meeting and vote in person. Attendance at the Avon Special Meeting will not, by itself, revoke your proxy. The most recent proxy card or telephone or Internet proxy received by Avon for the Avon Special Meeting will be the one that will be counted.

If your shares are held in a stock brokerage account or by a bank, broker or other nominee, you may submit new voting instructions by contacting your bank, broker or other nominee and following their instructions or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the Avon Special Meeting and voting in person.

Avon Personal Savings Account Plan

If you are a participant in the Avon Personal Savings Account Plan (the “PSA Plan”) and invest in the Avon stock fund under the PSA Plan, the trustee of the PSA Plan, as record holder of the shares held in the PSA Plan, will vote the shares allocated to your account in accordance with your instructions. Unless your vote is received by 11:59 p.m. New York Time on November 7, 2019 and unless you have specified your instructions, your shares held under the PSA Plan shall not be voted.

Tabulation of Votes

Representatives of Avon’s transfer agent, Computershare Trust Company, N.A., will tabulate the votes and act as inspectors of election.

Solicitation of Proxies

Avon has engaged Innisfree M&A Incorporated to assist in the solicitation of proxies and provide related advice and informational support in connection with the Avon Special Meeting, for a fee that is not expected to exceed U.S.$37,500 and the reimbursement of customary expenses. All such fees and expenses will be borne by Avon.

Avon also may reimburse banks, brokers or other nominees or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Avon Shares. Avon’s directors, officers and employees also may solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Adjournments

If quorum is not present, less than a quorum shall have the power to adjourn the Avon Special Meeting until a quorum shall be present. In addition, the presiding officer at the Avon Special Meeting may adjourn the Avon Special Meeting at any time for the purpose of determining whether a quorum is present or for any other reason.

In addition, in order to prevent disruption or disorder which could interfere with the conduct of the business of the Avon Special Meeting or for any other reason deemed necessary or advisable, the presiding officer at the Avon Special Meeting may, in his or her sole discretion, quit the chair and announce the adjournment of the Avon Special Meeting; and upon his or her so doing, the Avon Special Meeting will be thereupon adjourned.

If the Avon Special Meeting is adjourned to another time or place, it will not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the Avon Special Meeting, and at the adjourned meeting any business may be transacted that might have been transacted on the original date of the Avon Special Meeting. However, if after the adjournment the Avon board of directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice.

Questions and Additional Information

If you have additional questions about the transactions, need assistance in submitting your proxy or voting your Avon Shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact Innisfree M&A Incorporated, Avon’s proxy solicitor. Banks and brokers call: (212) 750-5833; shareholders call toll free: (877) 456-3442.

THE TRANSACTION

The following is a description of the material aspects of the Transaction. This section does not purport to be complete and may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, the documents incorporated by reference into this proxy statement/prospectus, including the full text of the Merger Agreement, which is attached as Annexes A and B, the Natura Founders’ Voting and Support Agreement, which is attached as Annex C and the Cerberus Investor Voting and Support Agreement, which is attached as Annex D to this proxy statement/prospectus, for a more complete understanding of the Transaction. All descriptions in this summary and in this proxy statement/prospectus of the terms and conditions of the Transaction are qualified in their entirety by reference to transaction agreements. In addition, important business and financial information about each of Natura &Co and Avon is included in or incorporated by reference into this proxy statement/prospectus and the annexes thereto and exhibits to the registration statement of which this proxy statement/prospectus is a part. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see the section of this proxy statement/prospectus entitled “Incorporation of Certain Documents by Reference.”

Overview

Pursuant to the terms and conditions set forth in the Merger Agreement, which is attached as Annexes A and B to this proxy statement/prospectus, prior to the Closing, and pursuant to the Natura Restructuring, Natura Cosméticos will become a wholly-owned subsidiary of Natura &Co Holding, and on the Closing Date, pursuant to the Mergers, Avon will become wholly-owned subsidiary of Natura &Co Holding. Upon completion of the Mergers, the holders of Avon Common Shares and Avon Preferred Shares will have the right to receive the Merger Consideration in accordance with the Merger Agreement and as described in detail in the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—Merger Consideration.” If the Transaction is completed, holders of Avon Shares will cease to have any equity interest in Avon, the Avon Common Shares will be delisted from the NYSE and Avon will be deregistered under the Exchange Act. In addition, Natura Cosméticos will no longer be listed with the B3, but will maintain a Category B registration with the CVM, which authorizes trading of an issuer’s non-equity securities in regulated securities markets. Natura &Co Holding will apply to list the Natura &Co Holding ADSs on the NYSE. If the Transaction is not completed, holders of Avon Shares will remain holders of Avon Shares, and Avon will remain listed on the NYSE and registered with the SEC.

The Transaction will involve a series of corporate acts as set forth below:

Preparatory Step—Profit Capitalization

On September 17, 2019, Natura Cosméticos convened and held an extraordinary general meeting at which Natura Cosméticos’ shareholders approved the capitalization of R$1,242.165 million out of profit reserves (reservas de lucros) with the distribution of bonus shares to Natura Cosméticos shareholders in an amount equal to one Natura Cosméticos bonus share per each Natura Cosméticos share held. The distribution of bonus shares was effected on September 17, 2019. As a result, the Exchange Ratio was adjusted from 0.300 to 0.600 in accordance with the following equation: XR * (S + NS) / S, where XR is the original Exchange Ratio as set forth in the Merger Agreement, NS is the number of Natura Cosméticos Shares issued and distributed as bonus shares in connection with the profit capitalization and S is equal to the number of diluted Natura Cosméticos Shares outstanding as of immediately prior to the profit capitalization (calculated based on treasury stock method).

Step 1—Founders Contribution

The shareholders of Natura Cosméticos who have entered into the Natura Founders’ Voting and Support Agreement (the “Founders”), or that have executed joinders to such agreement, will contribute to Natura &Co Holding a number of shares corresponding to at least approximately 54.34% and up to approximately 57.3% of the share capital of Natura Cosméticos (the “Founders Contribution”) and an amount in cash (such cash being referred to as the “Founders Cash Contribution” and the amount of the Founders Cash Contribution being referred to as the “Founders Cash Contribution Amount”) to be used for the payment by Natura &Co Holding of the corporate income tax that may be assessed on the special equity reserve classified jointly with the capital reserves to be accounted for as a result of the Founder Contribution, in exchange for shares of Natura &Co Holding. In the event that other controlling shareholders of Natura Cosméticos decide to execute a joinder to the Natura Founders’ Voting and Support Agreement, they will also contribute their shares in Natura Cosméticos to Natura &Co Holding along with, and under the same terms as, the Founders in the Founders Contribution. In any event, the Founders Contribution will be approved by the Founders at an extraordinary general meeting of Natura &Co Holding and, at the same extraordinary general meeting, the Founders will approve the capitalization of the aforementioned special equity reserve classified jointly with the capital reserves. The number of issued and outstanding shares of Natura Cosméticos held by the Founders as of immediately before the Founders Contribution shall be the same number of shares of Natura &Co Holding held by the Founders as of immediately after the Founders Contribution.

Effectiveness of the Founders Contribution will be conditioned upon the Avon Shareholder Approval for the Transaction Proposal (as described in Step 3 below) by the shareholders of Avon.

Immediately before and after effectiveness of Step 1, the simplified corporate structure will be as follows (assuming only the Founders as of the date of this proxy statement/prospectus will participate in the Founders Contribution):

Step 2—Natura Cosméticos Merger of Shares

All of the shares of Natura Cosméticos not held by Natura &Co Holding will be merged into Natura &Co Holding, and Natura Cosméticos will become a wholly owned direct subsidiary of Natura &Co Holding (the “Merger of Shares” and, together with the Founders Contribution, the “Natura Restructuring”). Natura Cosméticos will no longer be listed with the B3, but will maintain a Category B registration with the CVM. Immediately following the Founders Contribution, an extraordinary general meeting of Natura Cosméticos shall be convened and held to resolve on (i) the Merger of Shares and (ii) the Mergers (as described below). The same matters will be resolved on at an extraordinary general meeting of Natura &Co Holding.

For purposes of the extraordinary general meeting of Natura Cosméticos for the Merger of Shares, Natura Cosméticos has formed a Special Independent Committee to negotiate the share exchange ratio in accordance with the CVM’s Guideline Opinion No. 35/2008 (Parecer de Orientação CVM 35/08). The Special Independent Committee is composed by Mr. Gilberto Mifano, Mr. Fabio Colletti Barbosa and Mr. Roberto de Oliveira Marques. Immediately before the Merger of Shares, Natura &Co Holding’s sole assets will be the shares in

Natura Cosméticos, other than the Founders Cash Contribution in the amount to be used for the payment by Natura &Co Holding of the corporate income tax that may be assessed on the special equity reserve classified jointly with the capital reserves to be accounted for as a result of the Founders Contribution. Accordingly, it is expected that the Special Independent Committee will recommend that each share of Natura Cosméticos be exchanged for one share of Natura &Co Holding. Based on the recommendation of the Special Independent Committee, each of the Board of Directors of Natura Cosméticos and Natura &Co Holding will determine the final share exchange ratio.

The extraordinary general meeting of Natura Cosméticos for the Merger of Shares requires the favorable vote of shareholders representing (i) at least half of the voting shares of Natura Cosméticos for the Merger of Shares and (ii) an absolute majority of voting shares of Natura Cosméticos attending the meeting for the Mergers (the “Natura Cosméticos Shareholder Approval”). Under the Natura Founders Voting and Support Agreement, the Founders have agreed to vote their shares at the extraordinary general meeting for the Natura Cosméticos Shareholder Approval and their votes will constitute the required shareholder vote of Natura &Co Holding and Natura Cosméticos.

The effectiveness of the Merger of Shares will also be conditioned upon the Avon Shareholder Approval (as described in Step 3 below) by the shareholders of Avon, but not the satisfaction of the other closing conditions for the Transaction.

Immediately before and after effectiveness of Step 2, the simplified corporate structure will be as follows:

Step 3—Mergers

Merger Sub II will merge with and into Avon, with Avon surviving the merger (the “First Merger”), and Merger Sub I will be subsequently merged with and into Natura &Co Holding (the “Second Merger” and, together with the First Merger, the “Mergers”), with Natura &Co Holding surviving the Second Merger. As a result of the Mergers, Avon will become a wholly owned direct subsidiary of Natura &Co Holding, and the shareholders of Avon will receive the Merger Consideration. As described in the section of this proxy statement/prospectus entitled “Avon Special Meeting,” Avon shall convene the Avon Special Meeting to approve the Transaction Proposal.

Immediately before and after the Closing of the Mergers, the simplified final corporate structure will be as follows:

All descriptions in this summary and in this proxy statement/prospectus of the terms and conditions of the Transaction are qualified in their entirety by reference to the Merger Agreement.

Merger Consideration

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, upon the completion of the Transaction:

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each Avon Common Share issued and outstanding immediately prior to the consummation of the Transaction (other than as provided in the Merger Agreement) will be automatically converted into the ultimate right to receive, at the election of the holder thereof, (i) 0.300 (which exchange ratio was adjusted in accordance with the terms of the Merger Agreement in connection with the profit capitalization described in the section of this proxy statement/prospectus entitled “The Transaction—Overview—Preparatory Step—Profit Capitalization” and was further adjusted to the terms of the Agreement) validly issued and allotted, fully paid-up Natura &Co Holding ADSs against the deposit of two Natura &Co Holding Shares, and any cash in lieu of fractional Natura &Co Holding ADSs or (ii) 0.600 (which exchange ratio was adjusted from 0.300 in accordance with the terms of the Merger Agreement in connection with the profit capitalization described in the section of this proxy statement/prospectus entitled “The Transaction—Overview—Preparatory Step—Profit Capitalization” and which adjusted exchange ratio was reflected in the Amendment) validly issued and allotted, fully paid-up Natura &Co Holding Shares, and any cash in lieu of fractional Natura &Co Holding Shares (provided that, as further described in the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—Adjustments,” if, during the period between May 22, 2019 and the Closing, any change in the outstanding shares of capital stock (or ADSs, as the case may be) of Avon or any of the Natura Entities shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period (but excluding any change that results from any exercise of options outstanding as of May 22, 2019 to purchase Avon Shares granted under Avon’s stock option or compensation plans or arrangements), then the exchange ratios referenced above will be appropriately and equitably adjusted to eliminate the effect of such event and provide the Avon shareholders the same treatment as contemplated by the Merger Agreement immediately prior to such event); and

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each Avon Preferred Share issued and outstanding immediately prior to the consummation of the Transaction (other than as provided in the Merger Agreement) will be automatically converted into the right to receive an amount in cash without interest equal to the Stated Value (as defined in Avon’s certificate of incorporation) of such Avon Preferred Share. As of the Record Date, the Stated Value was U.S.$1,195.42.

Exchange Ratio for Shareholders of Natura Cosméticos

Natura Cosméticos has formed a Special Independent Committee to negotiate the share exchange ratio in accordance with the CVM’s Guideline Opinion No. 35/2008 (Parecer de Orientação CVM 35/08). The Special Independent Committee is composed by Mr. Gilberto Mifano, Mr. Fabio Colletti Barbosa and Mr. Roberto de Oliveira Marques. Immediately before the Merger of Shares, Natura &Co Holding’s sole assets will be the common shares of Natura Cosméticos (the “Natura Cosméticos Shares”), other than the amount in cash contributed to Natura &Co Holding by the shareholders of Natura Cosméticos who have entered into the Natura Founders’ Voting and Support Agreement (the “Founders”) or who have executed joinders to such agreement (such cash being referred to as the “Founders Cash Contribution”) to be used for the payment by Natura &Co Holding of the corporate income tax that may be assessed on the special equity reserve classified jointly with the capital reserves to be accounted for as a result of the Founders Contribution. It is expected that the Special Independent Committee will recommend that each share of Natura Cosméticos be exchanged for one share of Natura &Co Holding. Based on the recommendation of the Special Independent Committee, each of the Board of Directors of Natura Cosméticos and Natura &Co Holding will determine the final share exchange ratio.

For more information, see the section of this proxy statement/prospectus entitled “The Transaction—Overview.”

Background to the Transaction

The Avon board of directors, together with Avon’s management and with the assistance of Avon’s advisors, has periodically reviewed and considered various strategic opportunities available to Avon and ways to enhance shareholder value and to enhance Avon’s performance and prospects, including in light of the deterioration in Avon’s financial and operational performance in recent years. These reviews have included consideration of initiatives to improve Avon’s performance as a stand-alone company and strategic alternatives that would enhance shareholder value, including the acquisition of all or a portion of Avon by a third party.

As part of those reviews, in 2015, Avon contacted multiple strategic and financial counterparties regarding a potential acquisition or other strategic transaction involving the sale of all or a portion of Avon. At the time, a direct-selling company (referred to as “Company A”) expressed an interest in acquiring Avon, but dropped out from the process without making a proposal to acquire Avon. The 2015 process culminated in Avon’s entry into definitive agreements with affiliates of Cerberus Capital Management L.P. (“Cerberus”), which included a U.S.$435 million investment in Avon by Cleveland Apple Investor L.P. (“Cerberus Investor”), an affiliate of Cerberus, through the purchase of Avon Preferred Shares and the separation of the North America business from Avon into New Avon LLC (“New Avon”), a privately-held company that is majority-owned and managed by an affiliate of Cerberus. These transactions closed in March 2016 and Avon retained a 19.9% ownership in New Avon.

The agreements entered into in connection with the Cerberus transaction, which included amendments to Avon’s certificate of incorporation and an investor rights agreement, provide that holders of Avon Preferred Shares are entitled to vote generally with holders of Avon Common Shares on an as-converted basis and that Cerberus has the right, at current ownership levels, to designate three directors to the Avon board of directors, including the Chairman. In addition, Avon’s certificate of incorporation provides that upon certain change of control events involving Avon (which is defined to include the Transaction), holders of Avon Preferred Shares can require Avon to repurchase the Avon Preferred Shares for an amount in cash equal to the liquidation preference thereof plus all accrued but unpaid dividends or, in the alternative, receive the consideration such holders would have received if they had converted their shares of Avon Preferred Shares into Avon Common Shares immediately prior to the consummation of the change of control event.

Since the consummation of the Cerberus transactions in March 2016, Avon has taken a number of steps in an effort to achieve revenue and operating margin growth. This has included the launch of a transformation plan in January 2016, the hiring of Jan Zijderveld as chief executive officer in February 2018 and the launch of the Open Up Avon strategy in September 2018. In spite of these efforts, Avon has continued to face significant financial and operational challenges, with declines in revenue and continued losses.

On July 27, 2018, Natura Cosméticos’s Executive Chairman Roberto Marques called Avon’s Chairman Chan Galbato. In this telephone call, Mr. Marques informed Mr. Galbato that Natura Cosméticos would be sending Avon a non-binding indication of interest proposing an all-stock combination of Natura Cosméticos and Avon.

On July 27, 2018, on behalf of Natura Cosméticos, Executive Chairman Roberto Marques sent Avon’s Chairman Chan Galbato, a director designee of Cerberus Investor, copying Avon Lead Independent Director W. Don Cornwell, a non-binding indication of interest letter proposing an all-stock combination of Natura Cosméticos and Avon whereby Avon’s common shareholders would receive the equivalent of 0.215 shares of Natura Cosméticos for each common share of Avon, representing approximately 18% of the pro forma combined company (and equating to U.S.$1.75 per Avon Common Share based on Natura Cosméticos’s then-current trading price and then-current currency exchange rates), and inviting Avon to engage in discussions in connection therewith. The letter contemplated the creation of a new holding company to effect the transaction, which holding company would be incorporated outside of the United States and Brazil and be listed on the NYSE, and included a letter from UBS Securities LLC, Natura Cosméticos’s financial advisor, stating that it was highly confident it could arrange debt financing of up to U.S.$2 billion in connection with the proposed transaction. The letter did not include an offer to purchase any portion of New Avon.

In August 2018, a representative of Company A reached out to Mr. Galbato and Michael Sanford, a director designee of Cerberus Investor, to discuss potential transactions with New Avon and Avon, though did not propose any specific terms. In connection with these discussions, representatives of Company A met with Mr. Galbato and Mr. Sanford on August 7, 2018 and also requested certain limited tax information from Avon.

In August 2018, the Avon board of directors met to discuss the non-binding indication of interest received from Natura Cosméticos and the outreach from Company A. The members of the Avon board of directors determined that it was in the best interests of Avon for its management to focus on developing its Open Up Avon strategy and preparing for Avon’s Investor Day on September 21, 2018, and that the Avon board of directors would be in a better position to evaluate Natura Cosméticos’s indication of interest following Investor Day. The Avon board of directors also decided to provide the limited tax information requested by Company A, but no other non-public information to either Natura Cosméticos or Company A to limit the distraction to Avon’s management prior to Investor Day.

On August 29, 2018, Mr. Galbato conveyed to Mr. Marques the Avon board of directors’ determination regarding Avon’s focus on Investor Day. Later that day, Mr. Marques, on behalf of Natura Cosméticos, sent Mr. Galbato an e-mail formally withdrawing Natura Cosméticos’s indication of interest for a combination of Natura Cosméticos and Avon made in Mr. Marques’ July 27, 2018 letter in light of Avon’s focus on Investor Day and the extended period of time before Investor Day. In the email, Mr. Marques noted that Natura Cosméticos would look forward to continuing conversation about the proposed combination in late September or early October, following Avon’s Investor Day.

Also on August 29, 2018, Avon executed a confidentiality agreement with Company A and thereafter directed Avon’s tax advisors to provide the limited tax information requested by Company A.

In September 2018, Avon initiated the Open Up Avon strategy to return Avon to growth. Over the course of the next few months, Avon’s management, under the Avon board of directors’ oversight, prepared, reviewed and refined the company’s three-year business plan to reflect the implementation of the Open Up Avon strategy.

During the course of the second half of 2018, Avon held several discussions with a representative of LG Household & Health Care Ltd. (“LG”), a subsidiary of which had purchased Avon’s trademark licensee in Japan and Korea in 2018, regarding the sale of Avon’s China manufacturing business and the entry into various supply arrangements. In connection with these discussions, during this period and following announcement of the sale of Avon’s China manufacturing business, LG and Avon also had preliminary discussions regarding other potential partnerships and strategic transactions, including potential strategic commercial cooperation agreements, and it was raised that a potential minority equity investment in Avon by LG or the purchase of all or a portion of the Avon Preferred Shares from Cerberus Investor could strengthen such strategic cooperation. In addition, representatives of Cerberus held several discussions with LG regarding a potential acquisition of or other transaction involving New Avon.

On September 17, 2018, various news outlets reported that Natura Cosméticos had recently approached Avon about a possible transaction.

On October 17, 2018, Mr. Marques and Mr. Galbato had a telephone call to discuss scheduling a meeting to occur on or about October 31, 2018 between Mr. Marques and Natura Cosméticos Chief Transformation Officer Robert Chatwin, as representatives of Natura Cosméticos, and Messrs. Zijderveld and Galbato, as representatives of Avon.

On November 1, 2018, Messrs. Galbato, Zijderveld, Marques and Chatwin met, with representatives of UBS, Natura’s financial advisor, and Goldman Sachs and other members of management of Avon and Natura Cosméticos participating, to discuss Natura Cosméticos’s business and Natura Cosméticos’s rationale for a combination of Avon and Natura Cosméticos, including Natura Cosméticos’s preliminary views on synergies opportunities. At the meeting, Natura Cosméticos proposed that Avon and Natura Cosméticos engage in due diligence with a goal of signing a definitive agreement in 2018.

On November 6, 2018, on behalf of Natura Cosméticos, Mr. Chatwin sent Mr. Zijderveld a draft confidentiality agreement regarding the exchange of non-public information between Avon and Natura Cosméticos. Over the course of November 2018, Avon and Natura Cosméticos, with the assistance of their respective legal counsels, negotiated the terms of the confidentiality agreement and on December 2, 2018, the confidentiality agreement was executed.

Additionally, over the course of November 2018, representatives of Natura Cosméticos, Avon and their respective advisors continued discussions regarding, and planning for, an in-person meeting to be held among senior management of Natura Cosméticos and Avon and their respective advisors in Miami, Florida in early December 2018 for the purpose of discussing the strategic rationale for a potential combination and the business and prospects of the potential combined company.

Over the course of December 4, 2018 and December 5, 2018, and following the execution of the confidentiality agreement on December 2, 2018, Messrs. Galbato, Cornwell, Zijderveld, Marques and Chatwin met in person in Miami, Florida, with representatives of UBS and Goldman Sachs and other members of Avon and Natura Cosméticos management participating, to further discuss the strategic rationale for a potential combination. During these meetings, Natura Cosméticos described a preliminary estimate of potential cost synergies of between U.S.$205 million and U.S.$360 million, which had been prepared on an outside-in basis without input from Avon, a significant amount of which representatives of Natura Cosméticos described as being achievable within two years. On December 6, 2018, a representative of Natura Cosméticos sent Mr. Zijderveld a presentation providing additional detail regarding such potential synergies.

On December 7, 2018, Mr. Marques sent Mr. Galbato another non-binding indication of interest letter on behalf of Natura Cosméticos regarding a combination of Natura &Co and Avon. This letter was generally consistent with Natura Cosméticos’s July 27, 2018 letter and reiterated the proposed exchange ratio that Avon’s common shareholders would receive 0.215 shares of Natura Cosméticos for each Avon Common Share, representing approximately 18% of the pro forma combined company (and equating to U.S.$2.35 per Avon Common Share based on Natura Cosméticos’s then-current trading price and then-current currency exchange rates). The letter further contemplated the creation of a new holding company incorporated in Luxembourg to effect the transaction and requested that due diligence commence immediately. The letter did not include an offer to purchase any portion of New Avon. The letter further stated that Natura Cosméticos would have no interest in participating in a formal sale process of Avon should the Avon board of directors decide to initiate one and that the expression of interest would expire on December 21, 2018.

On December 10, 2018, the Avon board of directors met, with representatives of Goldman Sachs and Cravath, Swaine & Moore LLP (“Cravath”), Avon’s legal counsel, and Avon management participating, to discuss the December 7, 2018 proposal from Natura Cosméticos. Representatives of Cravath reviewed with the Avon board of directors their fiduciary duties in connection with considering the proposal and certain other legal considerations relevant to the proposal, including the shareholder approval required for the transaction proposed by Natura Cosméticos. The Avon board of directors also discussed the fact that Avon’s certificate of incorporation provided that, in the event of a change of control, the holders of Avon Preferred Shares could require Avon to purchase such preferred stock in an amount in cash equal to the liquidation preference thereof plus accrued and unpaid dividends, and therefore Cerberus Investor, as holder of the Avon Preferred Shares, could receive different and, based on the December 7, 2018 proposal and Natura Cosméticos’s then-current trading price and then-current currency exchange rates, greater consideration per share than Avon’s common shareholders in a transaction such as that proposed by Natura Cosméticos. Representatives of Goldman Sachs also reviewed with the Avon board of directors the status to date of Avon’s discussions with LG regarding the sale of Avon’s manufacturing facility in China and other potential strategic cooperation agreements with LG, as well as recent discussions between Avon and Company A. After discussion, including of the relative risks and opportunities of Avon continuing as a stand-alone company and the implementation of the Open Up Avon strategy as compared to a combination with Natura &Co, the Avon board of directors directed Avon management and its advisors to follow up on three threshold areas that the Avon board of directors identified as critical to its determinations on value creation and risk prior to engaging in more extensive mutual due diligence with Natura Cosméticos: (1) understanding Natura &Co’s underlying business performance and momentum more thoroughly; (2) understanding and confirming potential synergy opportunities; and (3) understanding antitrust considerations. The Avon board of directors directed representatives of Goldman Sachs to relay this message to representatives of UBS and to also contact representatives of Company A and representatives of LG to continue to evaluate whether such parties would be interested in a strategic transaction with Avon.

On December 20, 2018, a representative of Company A’s financial advisor and a representative of Goldman Sachs discussed the possibility that Company A would be interested in a strategic transaction with Avon, and the representative of Company A’s financial advisor asked for a copy of Avon’s business plan when it became available.

On December 21, 2018, in response to the request from the Avon board of directors for more information about Natura &Co’s business, a representative of UBS provided representatives of Goldman Sachs with Natura &Co’s high-level summary business plan.

On December 21, 2018, on behalf of the Avon board of directors, Mr. Cornwell sent Mr. Marques a letter in response to Natura Cosméticos’s December 7, 2018 proposal letter, outlining the three threshold areas discussed in the December 10, 2018 Avon board of directors meeting, which had been previously communicated by representatives of Goldman Sachs to representatives of UBS at the direction of the Avon board of directors. The letter also noted that, as Cerberus had previously communicated to Natura Cosméticos, Cerberus believed that agreeing to a “solution” for New Avon was important to their perspective on a potential transaction involving

Avon, and as Cerberus was a significant investor in Avon, the Avon board of directors viewed this as an important issue as well.

On December 26, 2018, on behalf of Natura Cosméticos, Mr. Marques sent a letter to Mr. Cornwell offering for Natura Cosméticos’s and Avon’s management and advisors to further discuss the three threshold issues set forth in Mr. Cornwell’s December 21, 2018 letter and advising that Natura Cosméticos would seek to engage with Cerberus on the terms of a confidentiality agreement to discuss New Avon further. In addition, the letter extended Natura Cosméticos’s non-binding indication of interest for an all-stock combination of Natura &Co and Avon at an exchange ratio of 0.215 shares of Natura Cosméticos for each common share of Avon until January 21, 2019.

In light of the Avon board of directors’ direction to understand antitrust considerations in more detail, over the course of January 2019, Avon and Natura Cosméticos management teams and their respective legal advisors discussed Natura Cosméticos’s analysis of antitrust considerations and the timeline to obtaining antitrust approvals in connection with a potential transaction, including in Brazil. Additionally, over the course of the month, Natura Cosméticos and its advisors provided Avon management and representatives of Goldman Sachs with information regarding Natura &Co’s business performance and potential synergy opportunities.

On January 8, 2019, Avon and TheFaceshop, Ltd., a subsidiary of LG, announced that they had entered into a definitive agreement to sell Avon’s manufacturing operation in China for cash and for operation under TheFaceshop’s ownership to manufacture products for Avon.

On January 10, 2019, a meeting of the Finance Committee of the Avon board of directors was held. Representatives of Goldman Sachs and Avon management also attended. The members of the Finance Committee and Avon management reviewed and discussed Avon’s three-year business plan reflecting its execution of the Open Up Avon strategy and the projections of future performance contained therein. The participants also discussed the status of discussions with Natura Cosméticos, including feedback on the threshold areas identified by the Avon board of directors in the December 10, 2018 Avon board meeting, and the status of discussions with Company A and LG.

In connection with the desire communicated by Cerberus for a “solution” for New Avon, representatives of each of Natura Cosméticos and Cerberus initiated and pursued discussions on that topic alongside other workstreams. On January 14, 2019, New Avon and Natura Cosméticos signed a confidentiality agreement and thereafter New Avon provided to Natura Cosméticos non-public information about New Avon. In the course of January and February 2019, representatives of Cerberus met with representatives of Natura Cosméticos and representatives of Morgan Stanley and UBS, Natura Cosméticos’s financial advisors, to discuss the business plan and prospects of New Avon, and exchanged term sheets regarding a possible transaction to be consummated alongside any ultimate transaction between Avon and Natura Cosméticos. However, following such discussions, Cerberus and Natura Cosméticos were unable to reach agreement on a transaction that would be acceptable to both parties.

On January 15, 2019, representatives of Company A’s advisors confirmed to representatives of Goldman Sachs that Company A was still interested in pursuing a potential transaction and requested to receive Avon’s business plan.

On January 17, 2019, the Avon board of directors met, with representatives of Goldman Sachs, Cravath and Avon management participating, to discuss the status of discussions with Natura Cosméticos, LG and Company A to date and feedback on the threshold areas identified by the Avon board of directors in the December 10, 2018 Avon board meeting. In particular, the Avon board of directors discussed Avon management’s preliminary views on Natura Cosméticos’s estimated synergies and reviewed Natura Cosméticos’s financial and operating performance, including its recent acquisition of The Body Shop. Representatives of Goldman Sachs reviewed its preliminary financial analyses of a potential transaction with Natura Cosméticos. The Avon board of directors concluded that the transaction terms proposed by Natura

Cosméticos formed a basis for continued discussions and instructed its advisors and management to work toward developing a diligence work plan and transaction timeline with Natura Cosméticos, while also continuing engagement with LG and Company A on their potential interest in a strategic transaction.

At the same board meeting, the Avon board of directors considered the engagement of Goldman Sachs as financial advisor in connection with a potential sale transaction in light of the longstanding relationship and familiarity that the representatives of Goldman Sachs had with Avon, including Goldman Sachs’ involvement in the strategic transaction review process undertaken by Avon in 2015 and assistance in connection with Avon’s sale of its China manufacturing facilities. After reviewing materials provided by Goldman Sachs regarding its relationships with Natura Cosméticos, LG, Company A, Cerberus and their respective affiliates, along with certain other information, the Avon board of directors concluded that the relationships (including prior fees) of Goldman Sachs with such parties would not reasonably be expected to impair Goldman Sachs’ ability to perform its financial advisory services to the Avon board of directors in connection with a potential sale transaction and authorized the engagement of Goldman Sachs on the proposed terms reviewed by the Avon board of directors.

Also at the January 17, 2019 meeting, the Avon board of directors discussed the status of Avon’s efforts to refinance its revolving credit facility and the difficulty Avon was experiencing in arranging a syndicate of banks to provide a new revolving credit facility. The members of the board discussed the possibility raised by a board member who was involved with the arrangement of the new revolving credit facility that an affiliate of a proposed member of the revolver financing syndicate with whom Avon had a long-standing banking relationship (the “Financing Affiliate”) be engaged as a financial advisor in connection with a potential sale transaction with a fee structure, similar to that of Goldman Sachs (an affiliate of which was also a proposed member of the revolver financing syndicate), that included an upfront financial advisory fee that would be payable in installments commencing from the date of the proposed engagement letter even if no sale transaction was consummated, which upfront fee could be credited against fees for certain financing and financial advisory services if no sale transaction is consummated, so as to help facilitate such member’s revolver commitment to the new credit facility. Following discussion, including that the aggregate fees payable to Goldman Sachs and the Financing Affiliate in connection with a potential sale transaction were customary and reasonable, the Avon board of directors authorized entry into such an arrangement in connection with the refinancing of Avon’s revolving credit facility.

In addition, at the January 17, 2019 meeting, the Avon board of directors reviewed and discussed Avon’s three-year business plan reflecting the implementation of the Open Up Avon strategy and the projections of future performance contained therein.

On January 20, 2019, Mr. Cornwell, on behalf of the Avon board of directors, sent Mr. Marques a letter to confirm the continued belief of the Avon board of directors in the strategic rationale of a potential combination of Avon and Natura &Co. Mr. Cornwell further advised that, in light of the progress made on the three identified threshold issues described above, the Avon board of directors had concluded that Natura Cosméticos’s terms described in its December 7, 2018 proposal letter formed a basis for continued discussions and had instructed management and its advisors to work toward developing a diligence work plan and transaction timeline. In addition, Mr. Cornwell noted that the Avon board of directors was also focused on the relatively lengthy timeline between signing and closing and potentially employing mechanisms to address downward changes in Natura Cosméticos’s stock price prior to closing, as well as understanding the potential trading impacts of a listing of the combined company in the United States.

On January 25, 2019, on behalf of Natura Cosméticos, representatives of Natura Cosméticos’s financial advisors sent representatives of Goldman Sachs an initial documentary due diligence request list. Avon began collecting due diligence documents to be provided to Natura Cosméticos for review.

On January 27, 2019, Mr. Marques, on behalf of Natura Cosméticos, sent Messrs. Galbato and Cornwell an e-mail communicating the response of the Natura Cosméticos board of directors to Mr. Cornwell’s January 20, 2019 letter. Mr. Marques wrote that the Natura Cosméticos board of directors remained fully supportive of the transaction and would like to continue due diligence discussions with a goal of signing definitive documentation by the end of February.

On January 29, 2019, Avon and Goldman Sachs International executed an engagement letter reflecting the terms discussed with the Avon board of directors at the January 17, 2019 meeting.

On January 30, 2019, the Avon board of directors approved Avon’s three-year business plan reflecting the execution of Avon’s Open Up Avon strategy and authorized Avon management and Goldman Sachs to share the business plan with Natura Cosméticos.

In connection with the discussions between the parties regarding Natura Cosméticos’s proposed transaction structure, on February 4, 2019, on behalf of Natura Cosméticos, a representative of Davis Polk & Wardwell LLP (“Davis Polk”), Natura Cosméticos’s legal counsel, distributed a draft merger agreement to representatives of Cravath, which provided for an acquisition of Natura Cosméticos and Avon by a newly formed Luxembourg entity with shares traded on NYSE and the holders of the Avon Preferred Shares receiving cash in an amount equal to the liquidation preference of the Avon Preferred Shares plus accrued and unpaid dividends. Natura Cosméticos’s February 4, 2019 draft further proposed that (i) a termination fee of 4% of deal value be payable by each of Avon and Natura Cosméticos in certain circumstances, (ii) Cerberus enter into a customary voting and support agreement, (iii) Natura Cosméticos be able to terminate the merger agreement upon the occurrence of materially adverse tax events, subject to the payment of a termination fee, (iv) Natura Cosméticos be able to terminate the merger agreement if Natura Cosméticos’s board of directors changed its recommendation in favor of the transaction, subject to the payment of a termination fee, and (v) Avon pay a termination fee to be agreed if its shareholders did not approve the potential transaction, even without the presence of a competing bid.

On February 5, 2019, Avon and Natura Cosméticos’s legal and financial advisors and management discussed structuring considerations for the potential transaction, including the fact that the structure proposed by Natura Cosméticos would be subject to the approval of a majority of the “free float” of Natura Cosméticos (Natura Cosméticos’s shareholders other than its controlling shareholders and management) pursuant to applicable Brazilian stock exchange rules and certain tax considerations related to the proposed structure. Over the course of the next few months, representatives of Avon and Natura Cosméticos’s legal and financial advisors would continue discussion of structuring considerations.

On February 5, 2019, financial advisors of LG communicated to representatives of Goldman Sachs that it did not want to enter into a confidentiality agreement to receive non-public information about Avon as it was not interested in evaluating a combination with Avon, or an acquisition of, investment in or other transaction involving equity in Avon at that time, and wanted to focus on evaluating a potential acquisition of New Avon and potential strategic commercial collaborations with Avon. Also on February 5, 2019, Company A reiterated to representatives of Goldman Sachs its interest in receiving a business plan as a basis to potentially submit an indication of interest with respect to a potential strategic transaction regarding Avon.

On February 7, 2019, the Avon board of directors met, with Avon management and representatives of Goldman Sachs and Cravath participating, to discuss the status of discussions with Natura Cosméticos, LG and Company A to date and key considerations regarding Natura Cosméticos’s proposal. The Avon board of directors discussed listing and structuring considerations relating to the proposed transaction, including the fact that while it would be preferable from a tax perspective and would reduce potential flowback risk for the combined company to be incorporated in Luxembourg and listed on NYSE, such a structure would be subject to the approval of Natura Cosméticos’s “free float,” which would introduce uncertainty and closing risk. In contrast, if the combined company were incorporated in Brazil and listed on B3’s Novo Mercado segment, the approval of Natura Cosméticos’s “free float” would not be required and Natura Cosméticos’s controlling shareholders would hold the requisite vote for approval by Natura Cosméticos’s shareholders of the transaction. Representatives of Goldman Sachs also reviewed with the Avon board of directors Goldman Sachs’s preliminary financial analyses of a potential transaction with Natura Cosméticos. The Avon board of directors directed management and its advisors to continue engagement with Natura Cosméticos and Company A on their potential interest in a strategic transaction.

At the same board meeting on February 7, 2019, the Avon board of directors discussed, without the directors designated by Cerberus Investor present, other interests that Cerberus may have in connection with a potential transaction with Natura Cosméticos or other potential counterparties and that may be different from, or in addition to, the interests of the Avon common shareholders generally, including as the holder of the Avon Preferred Shares and a 80.1% stake in New Avon. Specifically, Avon’s independent non-Cerberus directors discussed Cerberus’ stated desire to divest its interest in New Avon or obtain another “solution” for New Avon in connection with any potential transaction involving Avon and the provision in Avon’s certificate of incorporation that, in the event of a change of control, the holders of Avon Preferred Shares could require Avon to purchase such stock in an amount in cash equal to the liquidation preference of the preferred stock plus accrued and unpaid dividends, and therefore Cerberus would receive different and, based on Natura Cosméticos’s then-current trading price and then-current currency exchange rates, greater consideration per share than Avon’s common shareholders in the transaction proposed by Natura, as reflected in the draft merger agreement Natura Cosméticos’s advisors shared with Avon’s advisors.

On February 8, 2019, each of Avon and Natura Cosméticos opened electronic data rooms to the other party and in the second week of February the parties exchanged business plans. The parties’ mutual due diligence review, including in person and telephonic diligence sessions, continued through May 2019. During this period, Avon management reviewed the projections of future financial performance contained within Natura &Co’s business plan and the synergy and cost reduction estimates prepared by Natura Cosméticos management. Over the course of the discussions with Natura Cosméticos, Avon management continued to review Natura &Co’s business plan and made certain downward adjustments to Natura Cosméticos’s projections and refined the synergy estimates, in each case as described in the section of this proxy statement/prospectus entitled “—Certain Forecasts” beginning on page 163 of this proxy statement/prospectus.

On February 10, 2019, Avon’s independent non-Cerberus directors met separately to continue the discussion regarding the other interests that Cerberus may have in connection with a potential transaction with Natura Cosméticos or other potential counterparties and that may be different from, or in addition to, the interests of the Avon common shareholders, including as the holder of Avon Preferred Shares and the stake in New Avon. In light of these different and additional interests, such directors discussed engaging independent legal and financial advisors, in each case with limited or no relationships with Cerberus, to assist the independent non-Cerberus directors in their evaluation of a potential transaction with Natura Cosméticos.

On February 12, 2019, Avon’s new revolving credit facility closed, and on February 14, 2019, Avon executed an engagement letter with the Financing Affiliate reflecting the terms discussed with the Avon board of directors at the January 17, 2019 meeting.

Also on February 12, 2019, at the direction of the Avon board of directors, representatives of Goldman Sachs provided a copy of Avon’s business plan to representatives of Company A’s financial advisor.

On February 13, 2019, Avon’s independent non-Cerberus directors met separately to continue their discussion from February 10, 2019. They decided to engage Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”) as their legal advisor and determined to contact PJT Partners to discuss acting as their financial advisor.

On February 15, 2019, at the direction of the Avon board of directors, a representative of Goldman Sachs sent representatives of Natura Cosméticos’s financial advisors a diligence request list, identifying categories of documents that were not included in Natura Cosméticos’s initial electronic data room, including detail regarding Natura &Co’s business plan and other key substantive financial and legal information.

On February 21, 2019, Avon’s independent non-Cerberus directors met, with a representative of Paul Weiss participating, to discuss updates on the potential transaction with Natura Cosméticos.

On February 22, 2019, Avon announced the completion of the sale of its manufacturing operation in China to LG. On February 26, 2019, Avon and Natura Cosméticos executed a clean team confidentiality agreement that would enable the parties to share more sensitive information necessary to conduct the required antitrust analysis while protecting the highly confidential nature of such information.

On February 26, 2019, Mr. Marques sent Mr. Cornwell an e-mail regarding the status of diligence review and proposing that, in order to streamline the diligence process, Natura Cosméticos management and advisors meet with Avon management in London for in-person diligence meetings. Mr. Marques asked Mr. Cornwell to assist with ensuring that the parties be committed to fully engaging on a defined timeline. Mr. Marques also noted that Natura Cosméticos was separately progressing discussions with Cerberus regarding New Avon.

On February 28, 2019, after discussing with other members of the Avon board of directors and representatives of Goldman Sachs, Cravath, Paul Weiss and Avon management, Mr. Cornwell responded in writing to Mr. Marques’s February 26, 2019 e-mail and advised that the Avon board of directors would require more substantive financial data exchange prior to working with Natura Cosméticos on a defined timeline on key workstreams.

On March 2, 2019, the Avon board of directors met, with Avon management and representatives of Goldman Sachs, Cravath and Paul Weiss participating, to discuss the proposed transaction with Natura Cosméticos. Representatives of Goldman Sachs reviewed with the Avon board of directors Goldman Sachs’s preliminary financial analyses of a potential transaction with Natura Cosméticos. The Avon board of directors reviewed Avon’s recent financial and operational performance, as well as challenges Avon would face as a stand-alone company over the next three to five years in successfully implementing the Open Up Avon strategy and Avon management’s current views on potential transaction synergies, and discussed a letter that Mr. Zijderveld sent to the Avon board of directors the previous evening reflecting on Avon as a stand-alone company and the execution of the Open-Up Avon strategy as compared to moving forward with a potential transaction with Natura Cosméticos. The Avon board of directors also discussed Avon’s need to refinance its Senior Notes due 2020 in 2019 and the timing considerations for such refinancing, and noted the recent difficulty Avon faced in refinancing its revolving credit facility and Avon’s recent high rate of cash utilization. The Avon board of directors also discussed the regulatory approval timeline and the risk that an extended period between signing and closing a potential transaction with Natura Cosméticos due to regulatory review would negatively affect Avon’s business if the transaction were to eventually not be consummated and, therefore, discussed that certainty of closing would be especially important. The Avon board of directors further discussed Natura Cosméticos’s proposed structure, which would subject the transaction to the approval of Natura Cosméticos’s “free float” shares.

At the end of the meeting on March 2, 2019, Avon’s independent non-Cerberus directors met separately, with a representative of Paul Weiss participating, and discussed their assessment of Avon’s financial performance and strategic direction and potential responses to Natura Cosméticos, including Natura Cosméticos’s ability to increase the exchange ratio to Avon’s shareholders. The independent non-Cerberus directors determined to request that Natura Cosméticos provide a revised proposal including (i) an updated exchange ratio that provided for a meaningfully higher pro forma ownership of the combined company for Avon’s shareholders, (ii) an asymmetrical collar structure, (iii) an alternative transaction structure that would not require the approval of the majority of Natura Cosméticos’s “free float” and (iv) agreement that Avon will have full flexibility to refinance the Senior Notes due 2020 between signing and closing.

Following the March 2, 2019 meeting of the Avon board of directors, a representative of Company A’s financial advisor contacted a representative of Goldman Sachs to convey that Company A was not interested in pursuing a potential transaction with Avon.

On March 4, 2019, Mr. Cornwell sent Mr. Marques a letter on behalf of the Avon board of directors requesting that Natura Cosméticos provide a revised proposal including (i) an updated exchange ratio, (ii) an asymmetrical collar structure, (iii) an alternative structure that would not require the approval of the majority of

Natura Cosméticos’s “free float” and (iv) agreement that Avon will have full flexibility to refinance the Senior Notes due 2020 between signing and closing. Mr. Cornwell noted to Mr. Marques that the Avon board of directors would only support an improved offer providing for a meaningfully higher pro forma ownership of the combined company for Avon’s shareholders.

On March 5, 2019, Avon’s and Natura Cosméticos’s legal and financial advisors and management held a follow-up discussion to their February 5, 2019 discussion regarding structuring considerations for the potential transaction, including tax considerations.

On March 6, 2019, Mr. Sanford informed the other members of the Avon board of directors that Cerberus had received an offer from LG to purchase New Avon from an affiliate of Cerberus and a subsidiary of Avon. Mr. Sanford noted that Cerberus was supportive of the transaction and that the terms of the proposed LG transaction would be presented at the next meeting of the Avon board of directors.

On March 8, 2019, members of Natura Cosméticos management and representatives of Natura Cosméticos’s financial and legal advisors met in London with members of Avon management and representatives of Avon’s financial and legal advisors to discuss Natura Cosméticos’s legal and financial diligence matters and to discuss potential synergies that could be achieved by the combined company.

On March 11, 2019, on behalf of Natura Cosméticos, Mr. Marques sent Mr. Cornwell a revised a non-binding indication of interest letter describing a proposal for an all-stock combination of Natura &Co and Avon whereby Avon’s common shareholders would receive the equivalent of U.S.$3.16 in Natura Cosméticos shares for each outstanding common share of Avon, subject to a 10% symmetrical collar, which represented a pro forma ownership of the combined company of approximately 20%. Based on Natura Cosméticos’s 10-day volume weighted average price as of March 8, 2019, the March 11, 2019 proposal implied an exchange ratio of 0.245 Natura Cosméticos shares per Avon share. In response to the other points in Mr. Cornwell’s March 4, 2019 letter, Mr. Marques stated that Natura Cosméticos would be open to continuing to explore a structure whereby the combined company would be incorporated in Brazil to avoid a required approval by the “free float” of Natura Cosméticos’s shareholders, so long as the ultimate structure provided for a path to migrate after closing, and confirmed that Avon would have flexibility to refinance the Senior Notes due 2020 prior to closing the proposed combination.

On March 13, 2019, the Avon board of directors met, with Avon management and representatives of Goldman Sachs, Cravath and Paul Weiss participating, to discuss the status of the discussions with Natura Cosméticos and LG’s offer to purchase New Avon from an affiliate of Cerberus and Avon. The Avon board of directors discussed the improved headline terms of Natura Cosméticos’s revised proposal and the symmetrical collar proposed by Natura Cosméticos. Representatives of Goldman Sachs reviewed with the Avon board of directors Goldman Sachs’s preliminary financial analyses of a potential transaction with Natura Cosméticos updated for the increased exchange ratio. The Avon board of directors also considered that while Natura Cosméticos’s proposed structure of a combined company incorporated in Luxembourg and traded on NYSE would be preferable from a tax perspective and would also reduce potential flowback risk, the Luxembourg topco structure would introduce additional closing uncertainty because a majority of the “free float” of Natura Cosméticos would need to approve the transaction.

The Avon board of directors also reviewed the terms of LG’s offer to purchase New Avon from an affiliate of Cerberus and Avon. As part of the Avon board’s consideration of the LG transaction, they discussed the impact on the potential Natura Cosméticos transaction. After discussion with Avon management and its legal and financial advisors, the Avon board of directors approved the LG transaction subject to negotiation of definitive documentation.

At the end of the March 13, 2019 meeting of the Avon board of directors, Avon’s independent non-Cerberus directors then met separately, with a representative of Paul Weiss participating, to discuss Natura Cosméticos’s revised proposal and potential responses thereto. After discussion, the independent non-Cerberus directors determined that the terms of Natura Cosméticos’s proposal, including the proposed value being offered to Avon’s common shareholders, was not in the best interests of Avon and its shareholders. Following the meeting, the independent non-Cerberus directors informed the rest of the Avon board of directors of their views and asked representatives of Goldman Sachs to inform Natura Cosméticos’s financial advisors that its proposal was inadequate and undervalued Avon.

On March 14, 2019, at the direction of the Avon board of directors, representatives of Goldman Sachs informed representatives of Natura Cosméticos’s financial advisors that Natura Cosméticos’s proposal as set forth in the March 11, 2019 letter was inadequate and undervalued Avon.

On March 15, 2019, Mr. Marques sent Mr. Cornwell an e-mail expressing surprise and disappointment at the Avon board of directors’ response and advising that unless Mr. Cornwell contacted Mr. Marques otherwise, Mr. Marques would convene a meeting of Natura Cosméticos’s board of directors to withdraw its non-binding proposal.

On March 18, 2019, representatives of Natura Cosméticos’s financial advisors verbally conveyed to representatives of Goldman Sachs a revised proposal from Natura Cosméticos that had yet to be reviewed or approved by Natura Cosméticos’s board of directors that provided for an exchange ratio of 0.281 shares of Natura Cosméticos for each common share of Avon, which would represent approximately 22.5% of the pro forma combined company, without any collar (and equating to U.S.$3.44 per Avon Common Share based on Natura Cosméticos’s then-current trading price and then-current currency exchange rates). Representatives of Natura Cosméticos’s financial advisors communicated to representatives of Goldman Sachs that an approximate pro forma ownership of 22.5% would be the highest that Natura Cosméticos would consider and if the Avon board of directors insisted on a collar, the pro forma ownership percentage would need to be below 22.5%. The representatives of Natura Cosméticos’s financial advisors further advised representatives of Goldman Sachs that Mr. Marques indicated that he would recommend Natura Cosméticos’s board of directors make a revised formal offer should the Avon board of directors invite them to do so.

On March 20, 2019, the Avon board of directors met, with Avon management and representatives of Goldman Sachs, Cravath and Paul Weiss participating, to discuss Natura Cosméticos’s revised proposal. The Avon board of directors discussed Natura Cosméticos’s proposal as compared to the risks and opportunities of Avon remaining a stand-alone company and executing on its business plan, and also discussed the incremental transaction synergies that could reasonably be achieved in a combination with Natura &Co. Over the course of the discussions with Natura Cosméticos, Avon management continued to review the potential synergies and estimated annual run-rate synergies to be approximately U.S.$200 million, to be realized over the course of three years. Mr. Sanford informed the other members of the Avon board of directors that Cerberus was supportive of Natura Cosméticos’s proposal and would be willing to explore rolling a portion of its Avon Preferred Shares into a new instrument of the combined company with terms to be negotiated.

At the end of the March 20, 2019 meeting of the Avon board of directors, Avon’s independent non-Cerberus directors met separately, with a representative of Paul Weiss participating. Following discussion, the directors determined to ask Mr. Marques to formalize the proposal that had been communicated by Natura Cosméticos’s advisors on March 18, 2019 and to invite him to present to the Avon board of directors Natura Cosméticos’s strategic vision for the combined company. Following the meeting, Mr. Cornwell sent an e-mail and followed up on March 21, 2019 with a formal letter, on behalf of the Avon board of directors, to Mr. Marques conveying the board’s response and the invitation to present to the Avon board of directors in person on March 25, 2019.

On March 21, 2019, Mr. Marques replied to Mr. Cornwell that Natura Cosméticos’s board of directors was supportive of the offer that Avon’s common shareholders receive 22.5% of the combined company and subsequently sent Mr. Cornwell a formal non-binding letter proposal setting forth the terms of a stock-for-stock acquisition transaction whereby Avon common shareholders would receive 0.281 shares of Natura Cosméticos for each common share of Avon, which would represent approximately 22.5% of the pro forma combined company, without any collar (and equating to U.S.$3.44 per Avon Common Share based on Natura Cosméticos’s then-current trading price and then-current currency exchange rates).

On March 22, 2019, several news outlets reported that Avon was considering a sale to Natura Cosméticos that would involve the sale of New Avon as well. In response to a request from the CVM, Natura Cosméticos confirmed engaging in discussions with Avon concerning a potential transaction involving both companies. Avon also issued a press release confirming preliminary discussions regarding a potential transaction with Natura Cosméticos. The trading price of Avon Common Shares rose more than 10% on March 22, 2019.

On March 25, 2019, Messrs. Marques and Chatwin, together with representatives of Natura Cosméticos’s legal advisors and consultants, presented to the Avon board of directors in person, with members of Avon management present, an overview of Natura &Co’s businesses and the key priorities of each, as well as Natura Cosméticos’s views on the strategic rationale for the proposed transaction. The representatives from Natura Cosméticos discussed their vision for the combined company to be a leading direct-to-consumer global beauty company, as well as the potential to generate significant synergies, which they expected to result in the combined company achieving further earnings growth.

Following the presentation from Natura Cosméticos, the Avon board of directors met, with members of Avon management and representatives of Cravath and Paul Weiss participating, to discuss Natura Cosméticos’s presentation and the proposed transaction. The Avon board of directors discussed the risks and opportunities presented by a combination with Natura Cosméticos, including that the combined company would have an enhanced pipeline of products, heightened research and development capabilities and a stronger e-commerce and digital platform. The Avon board of directors also discussed that the transaction would deepen Avon’s presence in Latin America and expand Avon’s platform in the rest of the world. The Avon board of directors also discussed the risks of Avon remaining a stand-alone company, including, among other things, the risks of executing on its new Open Up Avon strategy and the high rate of cash usage within the last quarter.

At the end of the March 25, 2019 meeting of the Avon board of directors, Avon’s independent non-Cerberus directors met separately, with a representative of Paul Weiss participating, to continue the discussion of the meeting with Natura Cosméticos and Natura Cosméticos’s revised proposal. Following discussion, including regarding the risks in the combination of the businesses of Avon and Natura &Co, the independent non-Cerberus directors determined to reject Natura Cosméticos’s revised proposal as its terms, including the proposed value being offered to Avon’s common shareholders, were not in the best interests of Avon and its shareholders. After rejoining the meeting, certain of the directors designated by Cerberus expressed their view that, in light of the risks faced by Avon as a stand-alone company, Natura Cosméticos’s offer was the best alternative for Avon’s shareholders. Following further discussion, the Avon board of directors determined that it would reject Natura Cosméticos’s revised proposal as its terms, including the proposed value being offered to Avon’s common shareholders, were not in the best interests of Avon and its shareholders. At the direction of the Avon board of directors, representatives of Goldman Sachs communicated to representatives of Natura Cosméticos’s financial advisors the response of the Avon board of directors.

On March 26, 2019, Messrs. Cornwell, Galbato and Marques spoke telephonically. At Mr. Marques’ request, Messrs. Cornwell and Galbato relayed to Mr. Marques the feedback of the Avon board of directors to Natura Cosméticos’s March 25, 2019 presentation and the proposed transaction with Natura Cosméticos.

On March 27, 2019, Mr. Marques sent an e-mail to Messrs. Cornwell and Galbato proposing potential next steps for the parties to consider in the context of continuing to evaluate a possible combination. Mr. Marques’ e-mail reiterated that Natura Cosméticos would not re-open discussions around economics and reaffirmed that Natura Cosméticos’s proposal remained a transaction in which holders of Avon Common Shares would receive total pro forma ownership of the combined company of approximately 22.5% pursuant to an exchange ratio that was not subject to a collar.

On March 28, 2019, the Avon non-Cerberus independent directors met, with a representative of Paul Weiss participating, to discuss under what terms such directors would be prepared to move forward with Natura Cosméticos. After discussion, such directors determined that Mr. Cornwell convey to Mr. Marques that the Avon board of directors would be supportive of a transaction with the following terms: (i) ownership of 25% of the pro forma combined company; (ii) an effort to sign within four weeks; (iii) satisfactory and specific plans regarding the operations of the combined businesses, including the approach regarding Avon talent, and (iv) a regulatory reverse break-up fee equal to 7% of the equity value of the transaction. Mr. Cornwell sent Mr. Marques an e-mail with this message on March 28, 2019.

On March 31, 2019, on behalf of Natura Cosméticos, Mr. Marques sent Mr. Cornwell a revised a non-binding proposal letter describing a final proposal for an all-stock combination of Natura &Co and Avon whereby Avon’s common shareholders would receive 0.305 shares of Natura Cosméticos for each share of Avon, representing approximately 24% of the pro forma combined company (and equating to U.S.$3.76 per Avon Common Share based on Natura Cosméticos’s then-current trading price and then-current currency exchange rates). The letter also proposed a reverse termination fee equal to 4% of the equity value in the event that antitrust approvals were not obtained on terms satisfactory to Natura Cosméticos, and offered to provide more information on transition and integration matters and to address such issues in the merger agreement. The letter further explained that Natura Cosméticos would no longer be able to provide a “solution” for New Avon as the Avon board of directors had requested in December, but would not object to a sale of New Avon to a third party subject to the obtaining of changes to the terms of the intellectual property license agreement (“IPLA”) between New Avon and Avon.

On April 1, 2019, Avon’s independent non-Cerberus directors met, with representatives of Goldman Sachs and Paul Weiss participating, and on April 3, 2019, Avon’s independent non-Cerberus directors met, with a representative of Paul Weiss participating, in each case to discuss the status of discussions with Natura Cosméticos and Natura Cosméticos’s March 31, 2019 proposal. At the April 1, 2019 meeting, representatives of Goldman Sachs reviewed its preliminary financial analyses regarding the revised proposal from Natura Cosméticos. The directors determined that they would be supportive of a transaction in which Avon’s common shareholders received pro forma ownership of approximately 24% of the combined company, but discussed seeking improved terms with respect to the regulatory reverse termination fee, in addition to a strong regulatory-related efforts commitment, and a better understanding prior to signing of Natura Cosméticos’s integration and retention plans.

On April 8, 2019, on behalf of the Avon board of directors, Mr. Cornwell sent Mr. Marques a letter to convey the feedback of the Avon board of directors to Natura Cosméticos’s March 31, 2019 proposal. Mr. Cornwell wrote that the Avon board of directors and Cerberus, in its position as a shareholder of Avon, were supportive of a transaction with Natura Cosméticos, subject to negotiation of definitive documents and confirmatory due diligence, on the following terms: (i) the pro forma ownership of approximately 24% of the combined company for Avon’s common shareholders offered by Natura Cosméticos, (ii) a better understanding prior to signing of Natura Cosméticos’s plans around the operations of the combined company, including in relation to the retention of Avon’s talent, (iii) a reverse termination fee for failure to obtain regulatory approvals equal to 5.5% of equity value, provided that the merger agreement require Natura Cosméticos to undertake strong regulatory-related efforts and (iv) as had been discussed between Cerberus and Natura Cosméticos, amendments requested by Natura Cosméticos to the IPLA between New Avon and Avon that were favorable to Avon, in exchange for a U.S.$20 million payment from Natura Cosméticos to Cerberus, as the owner of an 80.1% interest in New Avon. Following the April 8, 2019 letter, an informal committee of directors composed of Ms. Killefer, Mr. Cornwell, Mr. Galbato, Ms. Kropf, Mr. McMaster and Mr. Zijderveld, referred to as the integration committee, was formed to lead the workstreams related to talent, long-term operations and integration, and Ms. McCluskey and the other members of the Compensation Committee would lead a workstream related to retention.

On April 10, 2019, on behalf of Avon, a representative of Cravath distributed a revised merger agreement draft to representatives of Davis Polk, which, among other terms, proposed a termination fee of 2% of equity value for Avon, a termination fee of 5.5% of equity value for Natura Cosméticos in the event of failure to obtain regulatory approvals and a termination fee to be agreed in the event of failure to obtain Natura Cosméticos shareholder approval. Avon’s April 10, 2019 draft of the merger agreement further proposed that (i) all of Natura Cosméticos’s controlling shareholders sign a customary voting and support agreement, (ii) the combined company be incorporated in Brazil so as to avoid any approval by the “free float” of Natura Cosméticos, (iii) Natura Cosméticos take all actions to secure antitrust approvals unless it would reasonably be expected to have a material adverse effect on Natura Cosméticos and Avon, taken as a whole, (iv) Avon have full flexibility to refinance the Senior Notes due 2020, (v) Natura Cosméticos be unable to terminate the merger agreement in the event Natura Cosméticos’s board of directors changed its recommendation or for adverse tax events as Natura Cosméticos had proposed and (vi) Avon not be required to pay a termination fee if its shareholders did not approve the transaction with Natura Cosméticos, except in certain circumstances. From April 10, 2019 until May 22, 2019, Avon and representatives of Avon’s counsel, on the one hand, and Natura Cosméticos and representatives of Natura Cosméticos’s counsel, on the other hand, held numerous discussions and engaged in negotiations regarding the terms of the merger agreement.

On April 18, 2019, Messrs. Galbato and Cornwell and Ms. Killefer, with Avon management and representatives of Goldman Sachs, Cravath and Paul Weiss participating, discussed the status of the aspects of the transaction that Mr. Cornwell outlined to Mr. Marques in his April 8, 2019 letter, including the progress made on the integration workstream and the discussions with LG regarding Natura Cosméticos’s requested amendments to the IPLA.

On April 23, 2019, representatives of Davis Polk conveyed to representatives of Cravath Natura Cosméticos’s proposal of an overall cap for required divestitures to be agreed and a carve out of specific brands from the antitrust efforts covenant. Also on April 23, 2019, Ms. Killefer sent Mr. Chatwin and a representative of Natura Cosméticos’s integration consultant a list of questions from the Avon board of director’s informal integration committee regarding the long-term strategy of the combined company, talent and organization and how to manage the interim period between signing and closing.

On April 24, 2019, the Avon board of directors met, with Avon management and representatives of Goldman Sachs, Cravath and Paul Weiss participating, to discuss the status of the proposed sale of New Avon to LG and the potential transaction with Natura Cosméticos. The Avon board of directors, taking into account that the terms of the LG transaction were agreed and ready to be executed, the uncertainty of the Natura Cosméticos transaction and the unfavorable changes LG had requested to certain other intellectual licensing terms with Avon in response to the IPLA amendments requested by Natura Cosméticos, approved the sale of New Avon to LG and determined to continue to address the amendments requested by Natura Cosméticos to the IPLA following signing the New Avon purchase agreement with LG. The Avon board of directors also discussed Natura Cosméticos’s regulatory proposal, the integration and retention discussions, the timeline for the refinancing of the Senior Notes due 2020, potential tax liabilities on the combined company resulting from the transaction structure proposed by Natura Cosméticos and the status of due diligence and reverse due diligence efforts. In addition, the Avon board of directors also discussed the fact that an engagement letter had been executed with the Financing Affiliate and determined, in light of the fact that the Financing Affiliate had not been asked to be involved in the potential transaction with Natura Cosméticos to date and that advice and fairness opinions with respect to the transaction with Natura Cosméticos would be sought from Goldman Sachs and PJT Partners, the financial advisor that Avon’s independent non-Cerberus directors were considering engaging, to not request the Financing Affiliate to provide advice and a fairness opinion in connection with the potential transaction with Natura Cosméticos. At the end of the April 24, 2019 meeting of the Avon board of directors, Avon’s independent non-Cerberus directors met separately, with a representative of Paul Weiss participating, to discuss, among other things, the engagement of PJT Partners, and determined to engage PJT Partners to act as their financial advisor in light of the status of the discussions with Natura Cosméticos.

Also on April 24, 2019, on behalf of Natura Cosméticos, a representative of Davis Polk circulated to representatives of Cravath a revised merger agreement which, among other terms, proposed a termination fee of

4% of equity value for Avon and a termination fee of 4% of equity value in the event that Natura Cosméticos’s shareholders did not approve the Transaction. Natura Cosméticos’s April 24, 2019 draft of the merger agreement further proposed that (i) the merger agreement contain provisions that would enable a migration to Luxembourg, but that such migration would not be a condition to closing and (ii) Avon only be permitted to refinance the Senior Notes due 2020 if the replacement indebtedness not have terms that would trigger a consent or waiver as a result of the transaction.

On April 25, 2019, a subsidiary of Avon, an affiliate of Cerberus and LG executed a unit purchase agreement providing for the sale of New Avon to LG.

On April 26, 2019, at the direction of Avon management, representatives of Goldman Sachs informed representatives of Natura Cosméticos’s financial advisors that the requested amendments to the IPLA were not obtained prior to the signing of the unit purchase agreement with LG, and the representatives of Natura Cosméticos’s financial advisors noted that Cerberus would therefore not receive the U.S.$20 million payment from Natura Cosméticos.

On April 29, 2019, Avon’s non-Cerberus independent directors engaged PJT Partners pursuant to an engagement letter.

On April 30, 2019, a representative of Davis Polk sent representatives of Cravath a draft of a voting and support agreement to be entered into by Natura Cosméticos’s controlling shareholders.

On May 1, 2019, the Avon board of directors met, with Avon management and representatives of Goldman Sachs, PJT Partners, Cravath and Paul Weiss participating, to discuss the status of the potential transaction with Natura Cosméticos. The Avon board of directors discussed the continued discussions between the informal integration committee and Natura Cosméticos, the status of the discussions with LG and Natura Cosméticos regarding Natura Cosméticos’s requested changes to the IPLA with New Avon and the proposed response to Natura Cosméticos’s regulatory efforts proposal, as well as the timeline for the refinancing of the Senior Notes due 2020, potential tax liabilities of the combined company resulting from the transaction structure proposed by Natura Cosméticos and the status of due diligence and reverse due diligence efforts. At the end of the meeting on May 1, 2019, Avon’s independent non-Cerberus directors met separately, with a representative of Paul Weiss participating, to continue the discussion on the status of the transaction with Natura.

Also on May 1, 2019, a representative of Cerberus’s legal advisor sent representatives of Cravath a draft of a voting and support agreement to be entered into by Cerberus and on May 2, 2019, a representative of Cravath sent a draft of such agreement to representatives of Davis Polk.

On May 2, 2019, Ms. Killefer, Mr. Cornwell, Mr. Galbato, Mr. McMaster and Ms. Kropf held a telephonic meeting with Messrs. Marques and Chatwin and other representatives of Natura Cosméticos to discuss plans for integration of the combined company, and Messrs. Marques and Chatwin and other representatives of Natura Cosméticos responded to questions from the informal integration committee regarding, among other things, Natura Cosméticos’s long-term strategy for the combined company and plans to manage the interim period between signing and closing. Also on May 2, 2019, Ms. Killefer, Mr. Zijderveld and other members of Avon management held another telephonic meeting with members of Natura Cosméticos’s management regarding talent retention and development.

On May 3, 2019, a representative of Cravath, at the direction of the Avon board of directors, conveyed to a representative of Davis Polk Avon’s revised antitrust proposal, which included a higher overall cap on divestures and an expanded list of brands that Natura Cosméticos would be required to divest if needed to close the transaction.

On May 4, 2019, Ms. Killefer, Mr. Cornwell, Mr. Galbato, Ms. Kropf and Mr. Zijderveld met with Mr. Marques and other representatives of Natura Cosméticos to discuss plans for integration of the combined company. At the meeting, among other things, the participants discussed and Mr. Marques and the other representatives of Natura Cosméticos provided responses to the questions that the informal integration committee had previously sent to Mr. Chatwin regarding Natura Cosméticos’s long-term strategy for the combined company, talent retention and development and plans to manage the interim period between signing and closing.

Also on May 4, 2019, a representative of Davis Polk sent a representative of Cravath drafts of Natura Cosméticos’s debt commitment papers, which provided for U.S.$2.1 billion in committed financing from Banco Bradesco S.A., Itaú Unibanco S.A. and Citigroup Global Markets Inc., which would be used, together with cash on hand, to fund the Preferred Stock Consideration and, if necessary, the refinancing of certain of Avon’s indebtedness. After discussions among representatives of Natura Cosméticos’s and Avon’s advisors regarding the indebtedness of Avon that may need to be refinanced in connection with the transaction, Natura Cosméticos reduced the commitment amount to U.S.$1.606 billion.

Also around May 6, 2019, Mr. Zijderveld contacted a representative of LG, noting the public statements of Natura Cosméticos confirming discussions with Avon, to discuss whether LG had any interest in a potential transaction with Avon. A representative of LG subsequently informed a representative for Goldman Sachs that, while LG might have an interest in exploring a transaction involving Avon’s Asia business that would not involve any cash payment or cash contribution from LG, LG was not interested in a combination with Avon, or an acquisition of, investment in or other transaction involving equity in Avon.

On May 6, 2019, Avon’s non-Cerberus independent directors met to discuss the status of the discussions with Natura Cosméticos.

On May 7, 2019, on behalf of Avon, a representative of Cravath sent representatives of Davis Polk a revised draft of the merger agreement, which, among other terms, proposed a termination fee of 3% of equity value for Avon. Avon’s May 7, 2019 draft of the merger agreement further proposed that Natura Cosméticos’s controlling shareholders make a cash contribution to Natura &Co Holding in respect of potential entity-level taxes that could be imposed as a result of the contribution of shares of Natura Cosméticos by such shareholders to Natura &Co Holding and that Avon have full flexibility to refinance the Senior Notes due 2020.

On May 9, 2019, a representative of Davis Polk conveyed Natura Cosméticos’s antitrust counterproposal to representatives of Cravath and Paul Weiss, which included a lower cap on divestures than was proposed by Avon, a more limited list of brands that Natura Cosméticos would be required to divest if needed to obtain regulatory approvals and a proposed outside date of 14 months from signing.

On May 11, 2019, the Avon board of directors met, with Avon management and representatives of Goldman Sachs, PJT Partners, Cravath and Paul Weiss participating, to discuss the status of the potential transaction with Natura Cosméticos. The Avon board of directors discussed, among other items, the discussions between the informal integration committee and representatives of Natura Cosméticos, the response to Natura Cosméticos’s antitrust counterproposal, the status of discussions with LG regarding the IPLA, the retention proposal being developed by the Compensation Committee and the proposed composition of the combined company’s board of directors.

Following the May 11, 2019 board meeting, at the direction of the Avon board of directors, a representative of Cravath conveyed Avon’s antitrust counterproposal to a representative of Davis Polk, which included a higher cap on divestures and an expanded list of brands that Natura Cosméticos would be required to divest if needed to obtain regulatory approvals.

Also on May 11, 2019, a representative of Davis Polk sent representatives of Cravath a revised draft of the merger agreement, which, among other terms, proposed a termination fee of 4% of equity value for Avon. Natura Cosméticos’s May 11, 2019 draft of the merger agreement further proposed that Natura Cosméticos’s controlling shareholders make a smaller cash contribution to Natura &Co Holding in respect of potential entity-level taxes than proposed by Avon and that Avon only be permitted to refinance the Senior Notes due 2020 if the replacement indebtedness not have terms that would trigger a consent or waiver as a result of the Transaction.

On May 15, 2019, a representative of Davis Polk conveyed Natura Cosméticos’s antitrust counterproposal to representatives of Cravath and Paul Weiss, which included a lower cap on aggregate divestures and a more limited list of brands that Natura Cosméticos would be required to divest if needed to obtain regulatory approval.

Also on May 15, 2019, the Avon board of directors had a dinner with members of Avon management at which the potential Natura Cosméticos transaction was discussed.

Also on May 16, 2019, on behalf of Avon, a representative of Cravath sent representatives of Davis Polk a revised draft of the merger agreement, which, among other terms, proposed a termination fee of 3% of equity value for Avon. Avon’s draft of the merger agreement further proposed that (i) Natura Cosméticos’s controlling shareholders make a larger cash contribution to Natura &Co Holding in respect of potential entity-level taxes, (ii) only Avon have the right to terminate the merger agreement for failure to obtain Natura Cosméticos shareholder approval of, or failure to consummate, the Natura Cosméticos restructuring, with no set termination fee payable in such circumstance, (iii) Avon have the right to, in the event the Natura Cosméticos restructuring did not occur, alter the transaction structure to provide for a direct acquisition of Avon by Natura Cosméticos without Natura &Co Holding acting as a holding company and (iv) Avon have full flexibility to refinance the Senior Notes due 2020. The revised merger agreement also contained dispute resolution provisions providing that disputes would be resolved by an arbitral panel seated in Brazil. On May 16, 2019, on behalf of Avon, a representative of Cravath sent representatives of Davis Polk a further revised draft of the merger agreement that included provisions whereby Avon stock options would be rolled over into Natura Cosméticos stock options.

Later on May 16, 2019, the Avon board of directors met, with Avon management and representatives of Goldman Sachs, PJT Partners, Cravath and Paul Weiss participating, to discuss the status of the potential transaction with Natura Cosméticos. Representatives of Goldman Sachs and PJT Partners reviewed with the Avon board of directors their respective preliminary financial analyses of the potential transaction with Natura Cosméticos. The representatives of Cravath and Paul Weiss reviewed the terms of the draft merger agreement and voting and support agreements, and the remaining open issues, including the regulatory efforts provisions, the size of the Avon termination fee and the dispute resolution provisions of the merger agreement. The Avon board of directors, noting the limited interest in response to the broad outreach in the 2015 strategic transaction review process and the lack of inquiries following the news reports of Natura Cosméticos’s approach to Avon in September 2018 and news reports of Avon engaging in transaction discussions with Natura Cosméticos in March 2019, which were subsequently publicly confirmed by both Avon and Natura Cosméticos, discussed the low likelihood that other counterparties would make a competing proposal following an announcement of a transaction with Natura Cosméticos. The Avon board of directors also discussed the governance of the combined company and determined, given the pro forma equity ownership of the Company’s common shareholders in the combined company, to request proportional board representation.

On May 17, 2019, a representative of Davis Polk conveyed to a representative of Cravath that Avon’s proposal regarding Avon’s ability to alter the transaction structure to provide for an acquisition of Avon by Natura Cosméticos without Natura &Co Holding acting as a holding company was unacceptable to Natura Cosméticos because of, among other things, impacts on Natura Cosméticos’s existing indebtedness.

On May 18, 2019, representatives of UBS, Morgan Stanley, Davis Polk, Goldman Sachs and Cravath discussed certain points on the transaction documents, including (i) Natura Cosméticos’s agreement that the combined company’s board would be increased by three seats to include members of the Avon board of directors to be agreed, (ii) Natura Cosméticos’s desire to not divest a specific brand to obtain regulatory approvals and potential alternate divestment candidates, (iii) the circumstances under which Avon could refinance the Senior Notes due 2020 and (iv) the status of the requested IPLA amendments. Later that day, representatives of Davis Polk met with representatives of Cravath to discuss open points on the merger agreement. The representatives of Davis Polk conveyed a proposal that Avon’s requested right to alter the structure to provide for an acquisition of Avon by Natura Cosméticos be replaced with a right of Avon to terminate the merger agreement and collect a termination fee equal to 10% of equity value from Natura Cosméticos if Natura Cosméticos and Natura &Co Holding shareholder approval is not obtained or in certain other circumstances. On May 19, 2019, on behalf of

Natura Cosméticos, a representative of Davis Polk conveyed to representatives of Cravath Natura Cosméticos’s response to Avon’s proposals relating to treatment of equity awards and retention.

Over the course of the next two days, representatives of Goldman Sachs, Cravath and Paul Weiss, with direction from members of the Avon board of directors, discussed the open points on the definitive documentation with representatives of UBS, Morgan Stanley and Davis Polk and, by May 21, 2019, such documents were substantially complete and provided for, among other things, (i) a proposed list of brands that Natura Cosméticos not be required to divest, caps on potential divestitures and Natura Cosméticos’s not being required to agree to divestitures until 10 months after signing, (ii) flexibility for Avon to refinance the Senior Notes due 2020, but only after using efforts to obtain terms for the replacement indebtedness that would not trigger a consent or waiver as a result of the transaction, (iii) a cash contribution and indemnity by Natura Cosméticos’s controlling shareholders in respect of potential entity-level taxes that could be imposed as a result of the contribution of shares of Natura Cosméticos by such shareholders to Natura &Co Holding, (iv) a termination fee payable by Avon equal to 3.25% of equity value, a regulatory termination fee payable by Natura Cosméticos equal to 5.5% of equity value and a termination fee of 10% of equity value as described above, (v) the cash-out of Avon equity awards, which would result in underwater options being canceled for no payment and (vi) the establishment of a cash retention pool for the non-executive officer employees of Avon and its subsidiaries.

On May 21, 2019, the Avon board of directors met, with Avon management and representatives of Goldman Sachs, PJT Partners, Cravath and Paul Weiss participating, to consider a vote on approving the Transaction. Representatives of Cravath and Paul Weiss reviewed the material updates to the terms of the draft merger agreement since the prior meeting of the Avon board of directors, and reviewed estimated payments to the directors and officers in respect of their equity awards, severance and other benefits. Representatives of Goldman Sachs and PJT Partners then reviewed with the Avon board of directors their respective financial analyses of the proposed transaction with Natura Cosméticos and subsequently (i) Goldman Sachs rendered its verbal opinion to the Avon board of directors that, as of May 21, 2019, and taking into account the Founders Contribution and the Merger of Shares and based upon and subject to the factors and assumptions contained in its opinion, the exchange ratio of 0.305 shares of Natura Cosméticos for each Avon Common Share in the Second Merger and the exchange ratio of one Avon Common Share for one Merger Sub I Share in the First Merger as provided in the draft merger agreement, dated May 21, 2019, were fair from a financial point of view to the holders (other than Natura Cosméticos and its affiliates) of Avon Common Shares and (ii) PJT Partners rendered its verbal opinion to the independent non-Cerberus directors, that, as of May 21, 2019 and based upon and subject to various qualifications, limitations and assumptions stated in its opinion, the exchange ratio of 0.305 shares of Natura Cosméticos for each Avon Common Share proposed in connection with the Transaction was fair to the holders of Avon Common Shares (other than Natura Cosméticos or its affiliates who are holders of Avon Common Shares) from a financial point of view. The Avon board of directors discussed the terms of the proposed transaction, including the size of the Natura Cosméticos termination fees and the outcome of the equity award and retention pool (for non-executive officer employees) discussions with Natura Cosméticos. After considering the factors described in the section of this proxy statement/prospectus entitled “—Recommendation of the Avon Board of Directors; Avon’s Reasons for the Transaction” beginning on page 141 of this proxy statement/prospectus, the Avon board of directors unanimously adopted resolutions approving the proposed merger agreement and transaction with Natura.

Early in the morning of May 22, 2019, as Avon and Natura Cosméticos’s legal and financial advisors were finalizing the definitive documentation for the Transaction, representatives of UBS and Morgan Stanley contacted Mr. Galbato and representatives of Goldman Sachs and Cravath regarding Avon’s fully-diluted equity capitalization. Over the course of the evening, Avon and Natura Cosméticos’s legal and financial advisors discussed that the exchange ratio of 0.305 Natura Cosméticos shares per Avon share proposed by Natura Cosméticos was based on share counts disclosed in Avon’s 2018 Form 10-K and did not include certain equity awards issued earlier in 2019. On behalf of Natura Cosméticos, a representative of UBS proposed to the representatives of Goldman Sachs and Cravath that the exchange ratio be adjusted to 0.300 Natura Cosméticos shares per Avon share to preserve the approximate 24% pro forma combined company ownership by Avon’s common shareholders that had been agreed to by the Avon board of directors and Natura Cosméticos in April.

Also early in the morning of May 22, 2019, several news outlets reported that Natura Cosméticos and Avon had agreed or were close to agreeing on an all-stock acquisition and, as a result, Avon’s share price increased in pre-market trading. In response, Natura Cosméticos and Avon each separately confirmed prior to the opening of trading on NYSE that it was in advanced discussions with the other party regarding an all-stock transaction.

On May 22, 2019, the Avon board of directors reconvened, with Avon management and representatives of Goldman Sachs, PJT Partners, Cravath and Paul Weiss participating, to discuss the revised exchange ratio of 0.300 Natura Cosméticos shares per Avon Common Share. Representatives of Goldman Sachs reviewed its financial analyses of the proposed transaction, which reflected the revised exchange ratio of 0.300 Natura Cosméticos shares per Avon Common Share, and representatives of PJT Partners reviewed its financial analyses of the proposed transaction, which reflected the revised exchange ratio of 0.300 Natura Cosméticos shares per Avon Common Share. Subsequently (i) Goldman Sachs rendered its opinion to the Avon board of directors that, as of May 22, 2019, and taking into account the Founders Contribution and the Merger of Shares and based upon and subject to the factors and assumptions set forth in its written opinion, the Transaction Exchange Ratios, which refers to collectively the Exchange Ratio and the exchange ratio of one Avon Common Share for one Merger Sub I Share in the First Merger as provided in the Merger Agreement, pursuant to the Merger Agreement were fair from a financial point of view to the holders (other than Natura Cosméticos and its affiliates) of Avon Common Shares and (ii) PJT Partners rendered its opinion to the independent non-Cerberus directors, that, as of May 22, 2019 and based upon and subject to the qualifications, limitations and assumptions stated in its written opinion, the Exchange Ratio in connection with the Transaction was fair to the holders of Avon Common Shares (other than Natura Cosméticos or its affiliates who are holders of Avon Common Shares) from a financial point of view. For more information about Goldman’s and PJT Partners’ respective opinions, see the sections of this proxy statement/prospectus entitled “—Opinion of Avon’s Financial Advisor” beginning on page 148 of this proxy statement/prospectus and “—Opinion of the Independent Non-Cerberus Directors’ Financial Advisor” beginning on page 155 of this proxy statement/prospectus. After considering the factors described in the section of this proxy statement/prospectus entitled “—Recommendation of the Avon Board of Directors; Avon’s Reasons for the Transaction” beginning on page 141 of this proxy statement/prospectus, the Avon board of directors unanimously adopted resolutions approving the Merger Agreement and the Transaction, declaring the Merger Agreement and the Transaction fair to and in the best interests of Avon and its shareholders, directing that the Merger Agreement be submitted to Avon’s shareholders and recommending that Avon’s shareholders vote in favor of adoption of the Merger Agreement.

Following the meeting of the Avon board of directors, on May 22, 2019, Natura Cosméticos and Avon executed the Merger Agreement and related agreements in connection with the Merger Agreement, and Natura Cosméticos and Avon jointly announced the execution of the Merger Agreement.

Recommendation of the Avon Board of Directors; Avon’s Reasons for the Transaction

At a meeting held on May 22, 2019, the Avon board of directors unanimously (i) approved, adopted and declared advisable the Merger Agreement and all of the transactions contemplated by the Merger Agreement, (ii) declared that it is fair to and in the best interests of Avon and its shareholders that Avon enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement and (iii) directed that the Merger Agreement be submitted to the shareholders of Avon and recommended that the shareholders of Avon vote their Avon Shares in favor of the adoption of the Merger Agreement at the Avon Special Meeting. In doing so, the Avon board of directors considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of each of Avon and Natura &Co and certain anticipated effects of the Transaction on the combined company.

Accordingly, the Avon board of directors recommends that Avon shareholders vote:

1.	“FOR” the Transaction Proposal;

2.	“FOR” the Advisory Compensation Proposal; and

3.	“FOR” the Adjournment Proposal.

In evaluating the Merger Agreement and the transactions contemplated thereby, the Avon board of directors consulted with and received the advice of Avon’s management and its legal and financial advisors. In making its determination, the Avon board of directors considered a number of factors, including the following (not necessarily in order of relative importance):

•

the fact that the combination of the businesses of Avon and Natura &Co is expected to generate significant synergies, which is expected to result in Natura &Co Holding having greater potential to achieve further earnings growth and general more substantial cash flow and bottom-line impact than Avon could achieve on a standalone basis and which is expected to complement and accelerate the Open Up Avon strategy;

•

the Avon board of directors’ belief that the Transaction, which combines Avon’s leading beauty platform with Natura &Co’s enhanced portfolio of unique and iconic brands, would create a leading direct-to-consumer global beauty company that leverages each of Avon’s and Natura &Co’s strengths;

•

the expectation that Avon and Natura &Co’s complementary products and research and development capabilities would create a world-class pipeline of products, delivering an array of new product options for customers, resulting in diversified sources of profit growth for Avon shareholders;

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the expectation that Avon, combined with Natura &Co, will have broader access to product innovation, a larger portfolio of iconic brands, products and product categories, a stronger e-commerce and digital platform and improved data and tools for independent beauty consultants to drive growth and enhance value for shareholders;

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the Avon board of directors’ belief that the Transaction would maintain and accelerate Avon’s presence in Latin America and enable the combined company to leverage Avon’s platform for growth in Europe, the Middle East, Africa and Asia Pacific and expand the combined company’s geographic reach;

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the expectation that Natura &Co’s experience with prior acquisitions of global brands has prepared Natura &Co’s management to successfully integrate Avon with Natura &Co and execute on the long-term business plans and strategies of both companies;

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the Transaction would enable Avon and Natura &Co to combine the skill sets and capabilities of each of Avon’s and Natura &Co’s management teams to share global best practices across the combined global company under the leadership and oversight of one board of directors, and the advantage of the complementary cultures of Avon and Natura &Co and shared commitment to empowerment, sustainability and delivering value to shareholders;

•	the potential strategic alternatives available to Avon, and the Avon board of directors’ long-term assessment of the industries in which Avon operates;

•	the risks of Avon remaining a stand-alone entity, including:

•

the fact that despite the implementation of Avon’s new Open Up Avon strategy, there can be no assurances that Avon will be able to improve revenue, margins and net income or to achieve profitable growth in the future; and

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the fact that Avon’s credit ratings were downgraded at various points during the past several years, including in 2017, and any rating agency reviews could result in a change in outlook or downgrade, which could further limit Avon’s access to new financing, particularly short-term financing, reduce Avon’s flexibility with respect to working capital needs, affect the market price of some or all of Avon’s outstanding debt securities, and likely result in an increase in financing costs and less favorable covenants and financial terms under Avon’s financing arrangements;

•	the Avon board of directors’ understanding of the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of each of Avon and Natura &Co;

•

the recent and historical trading prices of Avon Common Shares, as compared to the Common Stock Consideration to be paid to Avon’s common shareholders, including the fact that the per share implied Common Stock Consideration payable to Avon’s common shareholders as of May 21, 2019, the last trading day before public announcement of the Merger Agreement, was $4.15, which represented:

•

an approximately 49% premium to the closing trading price of Avon Common Shares of $2.78 on March 21, 2019, the last trading day before Natura Cosméticos and Avon publicly confirmed discussions between Avon and Natura Cosméticos about a potential transaction; and

•	an approximately 30% premium to the closing trading price of Avon Common Shares of $3.20 on May 21, 2019;

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that the Merger Agreement provides for a fixed exchange ratio that is expected to result in Avon’s common shareholders owning approximately 24% of Natura &Co Holding immediately following the completion of the Transaction, and that no adjustment will be made to the Common Stock Consideration to be received by Avon common shareholders in the Transaction as a result of possible increases in the trading price of the Natura Cosméticos Shares or decreases in the trading price of the Avon Common Shares following the announcement of the Transaction;

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the anticipated supplier, customer and independent beauty consultant reaction to the Transaction, which the Avon board of directors anticipated would be favorable based upon enhanced product offerings, a stronger e-commerce and digital platform, improved data and tools and a more efficient and scaled business;

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the benefits that Avon was able to obtain as a result of negotiations with Natura Cosméticos, including successive increases in the exchange ratio from the time of initial discussions with Natura Cosméticos to the final exchange ratio of 0.300 (which exchange ratio was subsequently adjusted from 0.300 to 0.600 in accordance with the terms of the Merger Agreement in connection with the profit capitalization described in the section of this proxy statement/prospectus entitled “The Transaction—Overview—Preparatory Step—Profit Capitalization” and which adjusted exchange ratio was reflected in the Amendment) shares of Natura &Co Holding, and the Avon board of directors’ belief that this was the highest exchange ratio that Natura Cosméticos was willing to pay;

•

the fact that, in connection with the 2015 strategic transaction process, which culminated in Avon’s entry into definitive agreements with affiliates of Cerberus, Avon conducted a thorough and diligent transaction process, which process informed the transaction process in connection with the Transaction, which included discussions with Natura Cosméticos and outreach to other potential counterparties;

•

the fact that during the time that Avon and Natura Cosméticos were discussing a potential transaction, various media outlets, including the Wall Street Journal, published reports of discussions of a possible transaction between Avon and Natura Cosméticos and each of Avon and Natura Cosméticos subsequently publicly confirmed such discussions, and subsequent to those press reports and confirmations by Avon and Natura Cosméticos, no other third parties approached Avon to engage in discussions or negotiations regarding a strategic transaction;

•

the financial presentation of Goldman Sachs and its written opinion to the Avon board of directors that, as of the date thereof and based upon and taking into account the Founders Contribution and the Merger of Shares and based upon and subject to the factors and assumptions set forth in its written opinion, the Transaction Exchange Ratios pursuant to the Merger Agreement were fair from a financial point of view to the holders (other than Natura Cosméticos and its affiliates) of Avon Common Shares, as more fully described in the section of this proxy statement/prospectus entitled “—Opinion of Avon’s Financial Advisor” beginning on page 148 of this proxy statement/prospectus;

•

the financial presentation of PJT Partners and its opinion to the Non-Cerberus Directors that, as of the date thereof and based upon and subject to the qualifications, limitations and assumptions set forth therein, the Exchange Ratio in connection with the Transaction was fair to the holders of Avon

Common Shares (other than Natura Cosméticos or its affiliates who are holders of Avon Common Shares) from a financial point of view, as more fully described in the section of this proxy statement/prospectus entitled “—Opinion of the Independent Non-Cerberus Directors’ Financial Advisor” beginning on page 155 of this proxy statement/prospectus;

•

the fact that the Common Stock Consideration to be paid to Avon’s common shareholders would provide Avon’s common shareholders the opportunity to participate in the future earnings and growth potential of the combined company and potential future appreciation in the value of Natura &Co Holding Shares following the consummation of the Transaction;

•

the fact that Natura Cosméticos common stock has historically traded at a higher multiple than Avon common stock, and the expectation that following the completion of the Transaction, shares of Natura &Co Holding will trade at a higher multiple than Avon common stock if Avon were traded as a standalone company;

•

the fact that Avon’s common shareholders will be able to either retain their Natura &Co Holding ADSs or Natura &Co Holding Shares or, at their option, dispose of such ADSs or shares and thereby realize cash proceeds;

•	the result of Avon’s due diligence investigation of Natura &Co and the reputation, business practices and experience of Natura &Co and its management;

•

the risk that pursuing other potential alternatives, including continuing to operate on a standalone basis, could have resulted in the loss of an opportunity to consummate a transaction with Natura Cosméticos;

•	the likelihood that the Transaction would be consummated and anticipated timing of closing based on, among other things:

•	the scope of the conditions to closing;

•

the level of the commitment by Natura Cosméticos, Natura &Co Holding and their shareholders to obtain and deliver applicable shareholder approvals, including the Natura Founders’ Voting and Support Agreement, and the fact that if the Merger Agreement is terminated because the Natura Cosméticos or Natura &Co Holding shareholder approvals have not been obtained, Natura Cosméticos will pay a termination fee to Avon of U.S.$242 million;

•

the level of the commitment by Natura Cosméticos and Natura &Co Holding to obtain applicable regulatory approvals and the assessment of the Avon board of directors, after considering the advice of counsel, regarding the likelihood of obtaining all required regulatory approvals, and, the fact that if the Merger Agreement is terminated because the regulatory approvals have not been obtained, Natura Cosméticos will pay a termination fee to Avon of U.S.$133 million; and

•

that Avon is entitled, pursuant to the Merger Agreement, to specifically enforce Natura Cosméticos’s and Natura &Co Holding’s obligations under the Merger Agreement, including their obligation to consummate the Transactions; and

•	other terms and conditions of the Merger Agreement, including, among other things:

•

Avon’s ability, at any time prior to obtaining the Avon shareholder approval and under certain circumstances, to consider and respond to an unsolicited alternative acquisition proposal, to furnish non-public information to the person making such a proposal and to engage in discussions or negotiations with the person making such a proposal;

•

the Avon board of directors’ ability, under certain circumstances, to withdraw or modify the Avon board of directors’ recommendation to Avon’s shareholders that they vote in favor of the adoption of the Merger Agreement or to recommend, adopt or approve an alternative acquisition proposal; and

•

Avon’s ability, under certain circumstances, to terminate the Merger Agreement in order to enter into an alternative acquisition agreement providing for a superior proposal, provided that Avon concurrently with such termination pays to Natura Cosméticos a termination fee of U.S.$78.6 million;

•

that Natura Cosméticos has obtained debt commitments in an amount necessary to pay, with cash on hand, the Preferred Stock Consideration and, if necessary, the refinancing of certain of Avon’s indebtedness, and the fact that the Transaction is not conditioned on Natura Cosméticos obtaining any debt financing;

•	the fact that the Transaction is intended to be completed as a tax-free reorganization for the purposes of U.S. federal income tax for holders of Avon Common Shares;

•

the Avon board of directors’ belief that Natura &Co Holding may seek to explore whether (and how to best) to pursue any prospective transactions following the Transaction which may provide for a more tax-efficient corporate structure for Avon, Natura &Co and Natura &Co Holding; and

•

the fact that Natura Cosméticos and Natura &Co Holding shall take all necessary action to cause three directors from those serving on the current Avon board of directors as of the date of the Merger Agreement and mutually agreed by Avon and Natura Cosméticos to be appointed to Natura &Co Holding’s board of directors following the consummation of the Transaction.

The Avon board of directors also considered a number of uncertainties and risks in its deliberations concerning the Transaction, including the following (not necessarily in order of relative importance):

•

the fact that the Exchange Ratio included in the Merger Agreement provides for a fixed number of shares of Natura &Co Holding common stock, meaning Avon’s common shareholders cannot be sure at the time they vote on the Transaction of the market value of the Common Stock Consideration they will receive, and the possibility that Avon’s common shareholders could be adversely affected by a decrease in the market price of Natura Cosméticos Shares or other change in the financial profile of Avon or Natura Cosméticos, including a deterioration in Natura Cosméticos financial position, prior to the completion of the Transaction, and the Merger Agreement does not provide Avon with a price-based termination right or adjustment for fluctuations in the trading price;

•

the fact that Avon common shareholders will receive Natura &Co Holding ADSs or, at their option, Natura &Co Holding Shares, and that certain Avon common shareholders may need to sell such ADSs or shares, which may put downward pressure on the Natura &Co Holding share price following the consummation of the Transaction;

•

the fact that Natura &Co Holding will be incorporated in Brazil, with Natura &Co Holding Shares traded on B3 and Natura &Co Holding ADSs listed on NYSE, and that Avon is incorporated in New York, with Avon Common Shares traded on NYSE, and therefore, Avon common shareholders will have different rights under Natura &Co Holding’s organizational documents and applicable law;

•

the potentially lengthy and uncertain regulatory approval process and, consequently, the long period during which Avon will be subject to the operating restrictions in the Merger Agreement, which among other things could delay or prevent Avon from undertaking certain business opportunities that Avon would otherwise undertake absent the pending consummation of the Transaction and otherwise disrupt Avon’s business and which could adversely impact Avon’s business and financial results;

•

the limitations on Natura Cosméticos’s commitments to take certain actions and agree to certain conditions in order to obtain required regulatory approvals and the risk that the required regulatory approvals for the consummation of the Transaction may not be obtained and the Transaction may not be consummated, and the attendant adverse consequences for Avon’s business and financial results as a result of the pendency of the Transaction and the operational disruption;

•

the risk that governmental entities may impose conditions on the combined company, including any divestitures, that may adversely affect the business, financial condition or results of operations of Avon, Natura &Co or Natura &Co Holding or the ability of Natura &Co Holding to realize the expected benefits of the Transaction;

•

the risk that changes in the regulatory landscape or new industry developments, including changes in consumer preferences, may adversely affect the business, financial condition or results of operations of Avon, Natura &Co or Natura &Co Holding or the business benefits anticipated to result from the Transaction;

•	the risk that the expected synergies, savings and benefits of the Transaction may not be fully or partially realized or may not be captured to the extent and within the time expected;

•

the provisions of the Merger Agreement that restrict Avon’s ability to solicit or participate in discussions or negotiations regarding alternative acquisition proposals, subject to certain exceptions, and that require Avon to give Natura Cosméticos the opportunity to propose revisions to the terms of the Transaction contemplated by the Merger Agreement prior to Avon being able to terminate the Merger Agreement to accept a superior proposal;

•

the fact that in certain circumstances, including if Avon terminates the Merger Agreement to accept a superior proposal or if Natura Cosméticos terminates the Merger Agreement as a result of the Avon board of directors changing its recommendation in favor of the transaction, Avon would be required to pay Natura Cosméticos a termination fee of U.S.$78.6 million, as more fully described in the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—Termination Fees” beginning on page 204 of this proxy statement/prospectus;

•

the significant costs incurred in connection with entering into the Merger Agreement, consummating the Transaction and integrating the businesses, and the risks that such costs may be greater than anticipated, and the substantial time and effort of Avon’s management required to complete the Transaction, which may disrupt Avon’s business operations;

•

the possibility that the termination fees that Natura Cosméticos would be required to pay Avon under certain circumstances would be insufficient to compensate Avon for its time and expenses in connection with the transaction;

•	the risk that Avon may not be able to timely enforce the obligations of Natura Cosméticos’s controlling shareholders under the Natura Founders’ Voting and Support Agreement;

•	the fact that the Transaction requires approval by Natura Cosméticos and Natura &Co Holding shareholders;

•	the risk that the Avon Shareholder Approval is not obtained;

•

the execution risk associated with the implementation of each of Avon’s and Natura &Co’s long-term business plans and strategies, which may be different from the execution risks related only to Avon’s business;

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the risks and challenges inherent in the combination of two businesses of the size, scope and complexity of Avon and Natura &Co, including the potential diversion of management attention for an extended period of time and the challenges and difficulties in integrating operations and systems and employees;

•

the risk that the combined company’s business will be concentrated in Latin America, and thus be subject to changes in economic conditions in that region, and the fact that the combined company will be less globally diversified than Avon as a standalone company;

•

the potential effect on Avon’s business and relations with customers, suppliers, employees, independent beauty consultants and other stakeholders as a result of the announcement or pendency of the Transaction and the uncertainty regarding whether or not the Transaction will be completed;

•

the risk that, despite the efforts of Avon prior to the consummation of the Transaction, Avon may have difficulties in attracting and retaining key employees and independent beauty consultants, in particular because of the potentially long and uncertain regulatory review process, and the potential resulting negative effects on Avon’s and, ultimately, Natura &Co Holding’s business;

•

the fact that, despite the efforts of Natura Cosméticos and Avon, and even if the Transaction is approved by Avon shareholders, the Transaction may not be completed or may be delayed, and, if the Transaction is not completed, the materially adverse impact such event could have on Avon’s financial or business condition, results of operations or stock price;

•

the lack of opportunity for Avon shareholders to participate in Avon’s potential upside as a standalone company, other than indirectly as part of Natura &Co Holding through the merger consideration, after consummation of the Transaction;

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the fact that the Merger Agreement provides for a fixed exchange ratio that is expected to result in Natura Cosméticos’s controlling shareholders owning approximately 45.1% of Natura &Co Holding immediately following the completion of the Transaction, and that such shareholders may have interests different than Natura &Co Holding’s other shareholders;

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the fact that the combined company will be structured in a relatively tax-inefficient manner and the risk that Natura &Co Holding is unable to, or determines not to, pursue any prospective transactions that are expected to provide for a more tax-efficient corporate structure for Avon, Natura &Co and Natura &Co Holding;

•

the risk of litigation challenging the Transaction, which could have a material adverse effect on the operations of the combined company after the Transaction or the risk that an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Transaction;

•	the fact that Avon shareholders will not have appraisal rights under New York law; and

•

various other risks associated with the Transaction and the business of Avon, Natura &Co and Natura &Co Holding described in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 37 of this proxy statement/prospectus and the matters described in the section of this proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page iv of this proxy statement/prospectus.

In addition, the Avon board of directors was aware of and considered the interests of: (x) its directors and officers and that they may be different from, or in addition to, the interests of Avon common shareholders generally, including (1) the treatment of Avon Stock Options and other equity awards held by such directors and executive officers in the Transaction described in the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Interests of Avon’s Directors and Executive Officers in the Transaction,” (2) Natura &Co Holding’s agreement to indemnify Avon directors and officers against certain claims and liabilities and (3) the fact that an affiliate of Cerberus, which designates three of the members of the Avon board of directors, will receive cash consideration for its Avon Preferred Shares that is greater than the per-share consideration such affiliate would receive if it converted its Avon Preferred Shares to Avon Common Shares and (y) Cerberus and Cerberus’ interests may be different from, or in addition to, the interests of Avon common shareholders generally, including as holder of the Series C Preferred Stock and an 80.1% interest in New Avon.

The Avon board of directors determined that, overall, these potential risks and uncertainties were outweighed by the benefits that the Avon board of directors expects Avon and its shareholders to achieve as a result of the Transaction. The Avon board of directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The foregoing discussion of the information and factors that the Avon board of directors considered is not intended to be exhaustive and may not include all of the factors considered by the Avon board of directors and is not presented in any order of priority, but is meant to include the material information and principal factors that the Avon board of directors considered that may support the Transaction as well as factors that may weigh against them. In view of the complexity and wide variety of factors that the Avon board of directors considered, the Avon board of directors did not find it practical to, and did not attempt to, quantify, rank or otherwise assign relative or specific weights or values to any of the factors considered. In addition, individual members of the Avon board of directors may have considered different factors or given different weights to different factors.

The foregoing description of Avon’s consideration of the factors supporting the transaction is forward-looking in nature. This information should be read in light of the factors discussed in the section of this proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page iv of this proxy statement/prospectus.

ACCORDINGLY, THE AVON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT AVON SHAREHOLDERS VOTE “FOR” THE TRANSACTION PROPOSAL, “FOR” THE ADVISORY COMPENSATION PROPOSAL AND “FOR” THE ADJOURNMENT PROPOSAL.

Opinion of Avon’s Financial Advisor

Avon retained GSI as its financial advisor in connection with the Transaction. In connection with this engagement, Goldman Sachs was asked to deliver the opinion described below.

Opinion of Goldman Sachs

Goldman Sachs rendered its opinion to the Avon board of directors that, as of May 22, 2019, and taking into account the Founders Contribution and the Merger of Shares and based upon and subject to the factors and assumptions set forth therein, the Transaction Exchange Ratios, which refers to collectively the Exchange Ratio and the exchange ratio of one Avon Common Share for one Merger Sub I Share in the First Merger as provided in the Merger Agreement, pursuant to the Merger Agreement were fair from a financial point of view to the holders (other than Natura Cosméticos and its affiliates) of Avon Common Shares.

The full text of the written opinion of Goldman Sachs, dated May 22, 2019, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex F and incorporated into this proxy statement/prospectus by reference in its entirety. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Avon board of directors in connection with its consideration of the Transaction. The Goldman Sachs opinion is not a recommendation as to how any holder of Avon Common Shares should vote with respect to the Transaction, or any other matter. The summary of Goldman Sachs’ opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to shareholders and annual reports on Form 10-K of Avon for the five years ended December 31, 2018;

•	annual reports to shareholders of Natura Cosméticos for the five years ended December 31, 2018;

•	certain Quarterly Reports on Form 10-Q of Avon;

•	certain quarterly reports for Natura Cosméticos;

•	certain other communications from Avon and Natura Cosméticos to their respective shareholders;

•	certain publicly available research analyst reports for Avon and Natura Cosméticos;

•	certain internal financial analyses and forecasts for Natura Cosméticos prepared by its management;

•

certain internal financial analyses and forecasts for Avon, prepared by management of Avon and approved for Goldman Sachs’ use by Avon, which are referred to as the prospective Avon financial information in the section of this proxy statement/prospectus entitled “—Certain Forecasts”;

•

certain internal financial analyses and forecasts for Natura Cosméticos, prepared by management of Natura Cosméticos and subsequently modified by Avon’s management and approved for Goldman Sachs’ use by Avon, which are referred to as the prospective Avon-adjusted Natura Cosméticos financial information in the section of this proxy statement/prospectus entitled “—Certain Forecasts”;

•

certain financial analyses and forecasts for Natura &Co Holding pro forma for the Transaction, which combines per Avon’s management the prospective Avon financial information with the prospective Avon-adjusted Natura Cosméticos financial information and gives effect to the synergies estimates prepared by Natura Cosméticos management and subsequently modified by Avon and approved for Goldman Sachs’ use by Avon, which are referred to as the prospective pro forma financial projections for Natura &Co Holding, and are referred to collectively with the prospective Avon financial information and the prospective Avon-adjusted Natura Cosméticos financial information as the Forecasts; and

•

certain operating synergies prepared by Natura Cosméticos management and subsequently modified by Avon to result from the Transaction, as approved for Goldman Sachs’ use by Avon, which are referred to as the Synergies.

Goldman Sachs also held discussions with members of the senior management of Avon regarding the past and current business operations, financial condition and future prospects of Avon and their assessment of the strategic rationale for, and the potential benefits of, the Transaction and with members of the senior managements of Avon and Natura Cosméticos regarding the past and current business operations, financial condition and future prospects of Natura Cosméticos; reviewed the reported price and trading activity for the Avon Common Shares and the Natura Shares; compared certain financial and stock market information for Avon and Natura Cosméticos with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with Avon’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Avon’s consent that the Forecasts and Synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Avon’s management. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Avon, Natura Cosméticos or Natura &Co Holding or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on Avon, Natura Cosméticos or Natura &Co Holding or on the expected benefits of the Transaction in any way meaningful to its analysis. Goldman Sachs has also assumed that the Transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Avon to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to Avon; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Natura Cosméticos and its affiliates) of Avon Common Shares, as of the date of the opinion and taking into account the Founders Contribution and the Merger of Shares, of the Transaction Exchange Ratios pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Avon; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Avon or Natura Cosméticos, or class of such persons in connection with the Transaction, whether relative to the Transaction Exchange Ratios pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which the Avon Common Shares, the Natura &Co Holding Shares, the Natura &Co Holding ADSs or the Natura Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of Avon, Natura Cosméticos or Natura &Co Holding or the ability of Avon, Natura Cosméticos or Natura &Co Holding to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Avon board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 21, 2019, the last completed trading day prior to the announcement of the Transaction, and is not necessarily indicative of current market conditions.

Illustrative Present Value of Future Share Price Analysis

Goldman Sachs performed illustrative analyses of the implied present value of an illustrative future value (i) per Avon Common Share on a stand-alone basis and (ii) per Natura &Co Holding Share pro forma for the Transaction, in each case as of December 31 for each of the calendar years 2019 and 2020. These analyses are designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s financial multiples.

Avon Stand-Alone

Goldman Sachs first calculated the implied values per Avon Common Share on a stand-alone basis, as of December 31 for each of the calendar years 2019 and 2020, by applying a range of enterprise value to next twelve months (“NTM”) EBITDA (which is referred to as NTM EV/EBITDA) multiples of 7.0x to 8.0x to NTM EBITDA estimates for Avon, based on the prospective Avon financial information. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account historical NTM EV/EBITDA multiples for Avon Common Shares during the ten-year period ended May 21, 2019. To derive ranges of illustrative implied equity values for Avon, Goldman Sachs then subtracted from the range of illustrative implied enterprise values it derived for Avon (i) the liquidation value of the Avon Preferred Shares, (ii) pension deficit of Avon, (iii) non-controlling interest of Avon and (iv) net debt of Avon (which amount included the net cash proceeds expected by Avon’s management from the divestment of Avon’s stake in New Avon), in each case, for Avon as of December 31 for each of the calendar years 2019 and 2020, based on data provided by Avon’s management. Goldman Sachs then divided the range of illustrative implied equity values it derived by the number of fully diluted Avon Common Shares estimated to be outstanding as of December 31 for each of the calendar years 2019 and 2020, based on data provided by Avon’s management. Goldman Sachs then discounted the December 31, 2019 and December 31, 2020 implied values per Avon Common Share to present value as of May 21, 2019 using an illustrative discount rate of 10.0%, reflecting an estimate of Avon’s cost of equity. Goldman Sachs derived such illustrative discount rate by application of the capital asset pricing model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of illustrative implied present values per Avon Common Share of U.S.$3.47 to U.S.$4.47 as of December 31, 2019 and U.S.$4.38 to U.S.$5.45 as of December 31, 2020.

Natura &Co Holding Pro Forma

Goldman Sachs first calculated the implied values per Natura &Co Holding Share (pro forma for the Transaction) as of December 31 for each of the calendar years 2019 and 2020, by applying a range of NTM EV/

EBITDA multiples of 9.0x to 10.0x to NTM EBITDA estimates for Natura &Co Holding (pro forma for the Transaction) based on the forecasts for Natura &Co Holding pro forma for the Transaction, including the run-rate Synergies. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account historical average NTM EV/EBITDA multiples for Avon Common Shares and Natura Shares over the ten year period ending on May 21, 2019. To derive illustrative implied equity values for Natura &Co Holding (pro forma for the Transaction), Goldman Sachs then subtracted from the range of illustrative implied enterprise values it derived for Natura &Co Holding (pro forma for the Transaction) the amount of (i) pension deficit of Avon, (ii) non-controlling interest of Avon and (iii) pro forma adjusted net debt of Avon and Natura Cosméticos (which such amount included the net cash proceeds expected by Avon’s management from the divestment of Avon’s stake in New Avon) and the net cash proceeds from the capital reduction of Natura (Brasil) International B.V. Netherlands, a subsidiary of Natura Cosméticos (the “Subsidiary Capital Reduction”)), in each case, for Natura &Co Holding (pro forma for the Transaction) as of December 31 for each of the calendar years 2019 and 2020, based on data provided by Avon’s management or disclosed in the Natura Cosméticos public filings for the first quarter of 2019. Goldman Sachs then divided the range of illustrative implied equity values it derived by the number of fully diluted Natura &Co Holding Shares (pro forma for the Transaction) estimated to be outstanding as of December 31 for each of the calendar years 2019 and 2020, based on data provided by Avon’s management, and added the dividends per Natura &Co Holding Share expected to be paid to holders of Natura &Co Holding Shares in each of the calendar years 2019 and 2020 based on the forecasts for Natura &Co Holding pro forma for the Transaction. Goldman Sachs then discounted the December 31, 2019 and December 31, 2020 implied values per Natura &Co Holding Share to present value as of May 21, 2019 using an illustrative discount rate of 8.8%, reflecting an estimate of cost of equity for Natura &Co Holding pro forma for the Transaction. Goldman Sachs derived such illustrative discount rate by using a weighted average of discount rates for each of Avon and Natura Cosméticos on a stand-alone basis based on the market capitalizations of Avon and Natura Cosméticos, in each case on a stand-alone basis as of May 21, 2019. Goldman Sachs derived illustrative discount rates for Avon and Natura Cosméticos, in each case, on a stand-alone basis, by application of the capital asset pricing model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the financial markets generally (including financial metrics for the United States in the case of Avon and financial metrics for the United States and Brazil in the case of Natura Cosméticos). Goldman Sachs then multiplied the implied present values per Natura &Co Holding Share (pro forma for the Transaction) for each of the calendar years 2019 and 2020 by (i) a U.S. Dollar/Brazilian Real (“USD/BRL”) exchange rate of 0.247 as of May 21, 2019 and (ii) the Exchange Ratio. This analysis resulted in a range of illustrative implied present values per Avon Common Share of U.S.$4.47 to U.S.$5.13 as of December 31, 2019 and U.S.$4.94 to U.S.$5.61 as of December 31, 2020 to be received by holders of Avon Common Shares in the Transaction.

Implied Exchange Ratio

Using the range of implied present values per Avon Common Share on a stand-alone basis (as described above) and the range of implied present values per Natura &Co Holding Share (pro forma for the Transaction, as described above), a NTM EV/EBITDA blended multiple of 9.6x and a USD/BRL exchange rate of 0.247 as of May 21, 2019, Goldman Sachs calculated the range of implied exchange ratios for each of the calendar years 2019 and 2020 by dividing the implied present values per Avon Common Share on a stand-alone basis by the implied present values per Natura &Co Holding Share pro forma for the Transaction. This analysis resulted in a range of implied exchange ratios of 0.215x to 0.277x as of December 31, 2019 and 0.247x to 0.307x as of December 31, 2020.

Illustrative Discounted Cash Flow Analysis

Avon Stand-Alone

Using discount rates ranging from 9.0% to 10.0% (with a mid-point of 9.5%), reflecting estimates of Avon’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2019 (i) estimates of unlevered free cash flow for Avon for the calendar years 2019 through 2023, which are shown in the table that presents unlevered free cash flows for Avon in the section of this proxy statement/prospectus entitled “—Certain Forecasts,” and (ii) a range of illustrative terminal values for Avon. The terminal value was calculated by applying a perpetuity growth rate ranging from 1.0% to 2.0% (with a mid-point of 1.5%) to a terminal year estimate of Avon’s unlevered free cash flow. Goldman Sachs derived the range of discount rates by application of the capital asset pricing model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the prospective Avon financial information and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs then calculated a range of illustrative implied equity values for Avon by (a) adding together the present values described in the first sentence of this paragraph to calculate a range of illustrative enterprise values and (b) subtracting from each such enterprise value (i) the liquidation value of the Avon Preferred Shares, (ii) pension deficit of Avon, (iii) non-controlling interest of Avon and (iv) net debt of Avon (which amount included the net cash proceeds expected by Avon’s management from the divestment of Avon’s stake in New Avon); in each case, such amounts were calculated as of March 31, 2019 based on data provided by Avon’s management. Goldman Sachs then calculated a range of illustrative implied equity values per Avon Common Share by dividing each such implied equity value by the number of fully diluted outstanding Avon Common Shares, based on data provided by Avon’s management. The range of illustrative implied equity values per Avon Common Share calculated pursuant to the discounted cash flow analysis was U.S.$2.85 to U.S.$4.44.

Natura &Co Holding Pro Forma

Using discount rates for Natura &Co Holding (pro forma for the Transaction) ranging from 8.5% to 9.5% (with a mid-point of 8.9% calculated from a weighted average of estimates for the mid-point weighted average cost of capital for Avon and Natura Cosméticos, in each case on a stand-alone basis as described below), Goldman Sachs discounted to present value as of March 31, 2019 (i) estimates of unlevered free cash flow for Natura &Co Holding (pro forma for the Transaction) for the calendar years 2019 through 2023, based on the forecasts for Natura &Co Holding pro forma for the Transaction prepared by Natura Cosméticos management and subsequently modified by Avon and approved for Goldman Sachs’ use by Avon’s management, and (ii) a range of terminal values for Natura &Co Holding (pro forma for the Transaction). The terminal value of Natura &Co Holding was calculated by applying a perpetuity growth rate ranging from 1.0% to 2.0% (with a mid-point of 1.66%, calculated from a weighted average of estimates for the mid-point perpetuity growth rate of Avon and Natura Cosméticos, in each case on a stand-alone basis as described below) to a terminal year estimate of Natura &Co Holding’s unlevered free cash flow (pro forma for the Transaction). Goldman Sachs derived the range of discount rates for Natura &Co Holding (pro forma for the Transaction) by (i) calculating the discount rate for each of Avon and Natura Cosméticos as of May 21, 2019, in each case on a stand-alone basis and (ii) calculating a weighted average of such discount rates based on the stand-alone enterprise value for Avon and Natura Cosméticos, derived from a discounted cash flow methodology. Goldman Sachs derived the range of discount rates by application of the capital asset pricing model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States and Brazilian financial markets generally. Goldman Sachs derived the range of perpetuity growth rates of Natura &Co Holding by (i) estimating the perpetuity growth rate for Avon and Natura Cosméticos, in each case on a stand-alone basis and (ii) calculating a weighted average of such perpetuity growth rates based on the stand-alone enterprise values of each of Avon and Natura Cosméticos, derived from a discounted cash flow methodology. The range of perpetuity growth rates for Avon and Natura Cosméticos, in each case on a stand-alone basis, was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the prospective Avon financial information and the prospective Avon-adjusted Natura Cosméticos financial information and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs then calculated a range of illustrative implied equity values for Natura &Co Holding (pro forma for the Transaction) by (a) adding together the ranges of present values described above to calculate a range of illustrative enterprise values and (b) subtracting from each such enterprise value the amount of (i) pension deficit of Avon, (ii) non-controlling interest of Avon and (iii) pro forma adjusted net debt of Avon and Natura Cosméticos (which such amount included the net cash proceeds expected by Avon’s management from the divestment of Avon’s stake in New Avon and the net cash proceeds from the Subsidiary Capital Reduction); in each case, such amounts were calculated as of March 31, 2019 (pro forma for the Transaction) based on data provided by Avon’s management or disclosed in Natura Cosméticos’s public filings for the first quarter of 2019. Goldman Sachs then calculated a range of illustrative implied equity values per Natura &Co Holding Share by dividing each such implied equity value by the number of fully diluted outstanding shares of Natura &Co Holding (pro forma for the Transaction), based on data provided by Avon’s management. The range of illustrative implied equity values per Natura &Co Holding Share calculated pursuant to the discounted cash flow analysis was R$44.30 to R$63.00.

Implied Exchange Ratio

Using the range of illustrative implied equity value per Avon Common Share (on a stand-alone basis) and the range of illustrative implied equity value per Natura &Co Holding Share (pro forma for the Transaction) (as described above), Goldman Sachs derived the range of implied exchange ratios of Natura &Co Holding Shares per Avon Common Share. This was calculated by dividing (i) the implied present value per Avon Common Share (on a stand-alone basis) at the bottom, mid-point and top-end of the Avon discount rate and perpetuity growth rate range by (ii) the corresponding implied present value per Natura &Co Holding Share (pro forma for the Transaction), at the bottom, mid-point and top end of the discount rate and perpetuity growth rate range for Natura &Co Holding (converted at a USD/BRL exchange rate of 0.247 as of May 21, 2019). The result of this analysis was a range of implied exchange ratios of 0.257x to 0.285x.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Avon, Natura Cosméticos or Natura &Co Holding or the contemplated Transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Avon board of directors as to the fairness from a financial point of view to the holders (other than Natura Cosméticos and its affiliates) of Avon Common Shares of the Transaction Exchange Ratios, as of the date of the fairness opinion and taking into account the Founders Contribution and the Merger of Shares. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Avon, Natura Cosméticos, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Transaction Exchange Ratios were determined through arm’s-length negotiations between Avon and Natura Cosméticos and were approved by the Avon board of directors. Goldman Sachs provided advice to Avon during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to Avon or its board of directors or that any specific exchange ratio constituted the only appropriate exchange ratio for the Transaction.

As described above, Goldman Sachs’ opinion to the Avon board of directors was one of many factors taken into consideration by the Avon board of directors in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex F.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Avon, Natura Cosméticos or any of their respective affiliates and third parties, including Cerberus, a significant holder of preferred shares of Avon, Antônio Luiz da Cunha Seabra (“Seabra”), a significant shareholder of Natura Cosméticos, Utopia Participações S.A. (“Utopia Participações”), a significant shareholder of Natura Cosméticos, and their respective affiliates and, as applicable, portfolio companies, or any currency or commodity that may be involved in the Transaction contemplated by the Merger Agreement. Goldman Sachs acted as financial advisor to Avon in connection with, and participated in certain of the negotiations leading to, the Transaction. Goldman Sachs has provided certain financial advisory and/or underwriting services to Avon and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint mandated lead arranger, bookrunner and lender with respect to a revolving credit facility (aggregate principal amount €200 million) for Avon International Capital p.l.c., a subsidiary of Avon, in February 2019. During the two year period ended May 22, 2019, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Avon and/or its affiliates of less than U.S.$2.5 million. During the two year period ended May 22, 2019, Goldman Sachs has not recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Natura Cosméticos or its affiliates. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Cerberus and/or its affiliates and portfolio companies from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint lead agent with respect to a bank loan (aggregate principal amount U.S.$6 billion) for Albertsons Companies, Inc. (“Albertsons”), a portfolio company of funds affiliated with Cerberus, in May 2017; as financial advisor to YP Holdings LLC, a portfolio company of funds affiliated with Cerberus, with respect to its sale in June 2017; as joint bookrunner with respect to the initial public offering by BAWAG Group AG, a portfolio company of funds affiliated with Cerberus, of 40,250,000 ordinary bearer shares in October 2017; as joint bookrunner with respect to the public offering by Keane Group Inc., a portfolio company of funds affiliated with Cerberus, of 13,321,753 shares of common stock in January 2018; as joint lead agent with respect to a bank loan (aggregate principal amount U.S.$700 million) for Electrical Components International Inc., a portfolio company of funds affiliated with Cerberus, in June 2018; as joint lead agent with respect to a bank loan (aggregate principal amount U.S.$400 million) for TE Connectivity Ltd., a portfolio company of funds affiliated with Cerberus, in October 2018; and as joint lead agent with respect to a bank loan (aggregate principal amount U.S.$2 billion) for Albertsons in November 2018. During the two year period ended the date of the written fairness opinion, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Cerberus and/or its affiliates and portfolio companies of less than U.S.$50 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Avon, Natura Cosméticos, Natura &Co Holding, Cerberus, Seabra, Utopia Participações and their respective affiliates, and, as applicable, portfolio companies for which the Investment Banking Division of Goldman Sachs may receive compensation. Affiliates of Goldman Sachs &Co. LLC also may have co-invested with Cerberus and its affiliates from time to time and may have invested in limited partnership units of affiliates of Cerberus from time to time and may do so in the future.

The Avon board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

Pursuant to an engagement letter, dated January 29, 2019, Avon engaged Goldman Sachs International, an affiliate of Goldman Sachs, to act as its financial advisor in connection with the Transaction and agreed to pay Goldman Sachs International:

(i) an upfront financial advisory fee of U.S.$5 million, payable in installments commencing from the date of the engagement letter (the “Upfront Fee”), credited against certain other fees payable by Avon to Goldman Sachs or any of its affiliates on unrelated matters, in the event that the Transaction is not consummated; and

(ii) a transaction fee that is estimated, based on the information available as of the date of announcement of the Transaction, to be approximately U.S.$27 million, less the Upfront Fee, contingent upon the consummation of the Transaction.

The amount of the transaction fee will be finally calculated based on information available at or around the Closing Date, in accordance with the terms of the engagement letter.

In addition, Avon has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of the Independent Non-Cerberus Directors’ Financial Advisor

The independent non-Cerberus directors of the Avon board of directors retained PJT Partners as their financial advisor in connection with the Transaction. In connection with this engagement, PJT Partners was asked to deliver the opinion described below.

Opinion of PJT Partners

PJT Partners was retained by the independent non-Cerberus directors to act as their financial advisor in connection with the Transaction. On May 22, 2019, at a meeting of the Avon board of directors held to evaluate the Transaction, PJT Partners rendered its oral opinion (which was subsequently confirmed in writing) to the independent non-Cerberus directors, that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its written opinion, the Exchange Ratio in connection with the Transaction was fair to the holders of Avon Common Shares (other than Natura Cosméticos or its affiliates who are holders of Avon Common Shares) from a financial point of view.

The full text of PJT Partners’ written opinion delivered to the independent non-Cerberus directors, dated May 22, 2019, is attached as Annex G and incorporated into this proxy statement/prospectus by reference in its entirety. PJT Partners’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by PJT Partners in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of PJT Partners’ opinion and the methodology that PJT Partners used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion. PJT Partners provided its opinion to the independent non-Cerberus directors, in their capacity as such, in connection with and for the purposes of their evaluation of the Transaction only and PJT Partners’ opinion is not a recommendation as to any action the independent non-Cerberus directors or the Avon board of directors should take with respect to the Transaction or any aspect thereof. The opinion does not constitute a recommendation to any holder of any shares of Avon Common Shares as to how any shareholder should vote or act with respect to the Transaction or any other matter. The summary of PJT Partners’ opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of PJT Partners’ opinion.

In arriving at its opinion, PJT Partners, among other things:

•	reviewed certain publicly available information concerning the businesses, financial conditions and operations of Avon and Natura Cosméticos;

•	reviewed certain internal information concerning the businesses, financial conditions and operations of Avon and Natura Cosméticos prepared and furnished to PJT Partners by the management of Avon;

•

reviewed certain internal financial analyses, estimates and forecasts relating to Avon, including projections for fiscal years 2019 through 2023 that were prepared by or at the direction of, and approved by the management of, Avon (which we refer to in this section as the “Avon Projections”);

•

reviewed certain financial analyses, estimates and forecasts relating to Natura Cosméticos, including projections for fiscal years 2019 through 2023 that were prepared by Natura Cosméticos and subsequently modified by Avon’s management, and approved for PJT Partners’ use by the management of Avon (which we refer to in this section as the “Natura Cosméticos Projections” and together with the Avon Projections, the “Projections”);

•

reviewed the expectations of the management of Avon with respect to the future financial performance of Natura &Co Holding, including certain estimated cost savings and other combination benefits to result from the Transaction and the estimated costs to achieve such synergies (which we refer to as the “Synergy Estimates”) that were prepared by Natura Cosméticos management and subsequently modified by Avon and approved for PJT Partners’ use by the management of Avon for use;

•

held discussions with members of senior management of Avon concerning, among other things, their evaluation of the Transaction and Avon’s and Natura Cosméticos’s respective businesses, operating and regulatory environments, financial conditions, prospects and strategic objectives;

•	reviewed the historical market prices and trading activity for Avon Common Shares and Natura Cosméticos Shares;

•	compared certain publicly available financial and stock market data for Avon with similar information for certain other companies that PJT Partners deemed to be relevant;

•	reviewed a draft, dated May 22, 2019, of the Merger Agreement; and

•	performed such other financial studies, analyses and investigations, and considered such other matters, as PJT Partners deemed necessary or appropriate for purposes of rendering its opinion.

In preparing its opinion, with the consent of the independent non-Cerberus directors, PJT Partners relied upon and assumed the accuracy and completeness of the foregoing information and all other information discussed with or reviewed by PJT Partners, without independent verification thereof. PJT Partners assumed, with the consent of the independent non-Cerberus directors, that the Projections and the Synergy Estimates and the assumptions underlying the Projections and the Synergy Estimates, and all other financial analyses, estimates and forecasts provided to PJT Partners by Avon’s management, were reasonably prepared in accordance with industry practice and represented Avon’s management’s best then-currently available estimates and judgments as to the business and operations and future financial performance of Avon, Natura Cosméticos and Natura &Co Holding. PJT Partners assumed no responsibility for and expressed no opinion as to the Projections and the Synergy Estimates, the assumptions upon which they are based or any other financial analyses, estimates and forecasts provided to PJT Partners by Avon’s management. PJT Partners also assumed that there were no material changes in the assets, financial condition, results of operations, business or prospects of Avon or Natura Cosméticos since the respective dates of the last financial statements made available to PJT Partners. PJT Partners further relied, with the consent of the independent non-Cerberus directors, upon the assurances of Avon’s management that they were not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.

PJT Partners was not asked to undertake, and did not undertake, an independent verification of any information provided to or reviewed by it, nor was it furnished with any such verification, and it did not assume any responsibility or liability for the accuracy or completeness thereof. PJT Partners did not conduct a physical inspection of any of the properties or assets of Avon. PJT Partners did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of Avon, nor was it furnished with any such evaluations or appraisals, nor did it evaluate the solvency of Avon under any applicable laws.

PJT Partners also assumed, with the consent of the independent non-Cerberus directors, that the final executed form of the Merger Agreement would not differ in any material respects from the draft reviewed by it and that the consummation of the Transaction would be effected in accordance with the terms and conditions of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Avon, Natura Cosméticos or Natura &Co Holding, or the contemplated benefits of the Transaction. PJT Partners did not express any opinion as to any tax or other consequences that might result from the Transaction, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which PJT Partners understood that Avon obtained such advice as it deemed necessary from qualified professionals. PJT Partners is not a legal, tax or regulatory advisor and relied upon without independent verification the assessment of Avon and its legal, tax and regulatory advisors with respect to such matters.

In arriving at its opinion, PJT Partners was not asked to solicit, and did not solicit, interest from any party with respect to any sale, acquisition, business combination or other extraordinary transaction involving Avon or its assets. PJT Partners did not consider the relative merits of the Transaction as compared to any other business plan or opportunity that might be available to Avon or the effect of any other arrangement in which Avon might engage and its opinion does not address the underlying decision by Avon to engage in the Transaction. PJT Partners’ opinion is limited to the fairness as of the date thereof, from a financial point of view, to the holders of shares of Avon Common Shares (other than Natura Cosméticos or its affiliates who are holders of Avon Common Shares) of the Exchange Ratio in connection with the Transaction, and PJT Partners’ opinion does not address any other aspect or implication of the Transaction, the Merger Agreement, or any other agreement or understanding entered into in connection with the Transaction or otherwise. PJT Partners further expressed no opinion or view as to the fairness of the Transaction or the amount or nature of any other consideration contemplated by the Merger Agreement to the holders of any other class of securities, creditors or other constituencies of Avon or as to the underlying decision by Avon to engage in the Transaction. PJT Partners also expressed no opinion as to the fairness of the amount or nature of the compensation to any of Avon’s officers, directors or employees, or any class of such persons. PJT Partners’ opinion is necessarily based upon economic, market, monetary, regulatory and other conditions as they existed and could be evaluated, and the information made available to it, as of the date thereof. PJT Partners expressed no opinion as to the prices or trading ranges at which the shares of Avon Common Shares, Natura &Co Holding ADSs or Natura &Co Holding Shares will trade at any time. PJT Partners assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date thereof. The issuance of PJT Partners’ opinion was approved by a fairness committee of PJT Partners in accordance with established procedures.

Summary of Financial Analyses

In connection with rendering its opinion, PJT Partners performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, PJT Partners did not ascribe a specific range of values to the shares of Avon Common Shares but rather made its determination as to fairness, from a financial point of view, to the holders of shares of Avon Common Shares (other than Natura Cosméticos or its affiliates who are holders of Avon Common Shares) of the Exchange Ratio in connection with the Transaction on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, PJT Partners did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the Transaction. Accordingly, PJT Partners advises that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by PJT Partners in preparing its opinion to the independent non-Cerberus directors. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by PJT Partners, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, PJT Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Avon or any other parties to the Transaction. None of Avon, PJT Partners, or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold. The financial analyses summarized below were based on the Projections, Synergy Estimates and other financial information prepared and furnished to PJT Partners by or on behalf of the management of Avon and approved for PJT Partners’ use by the independent non-Cerberus directors. The following summary does not purport to be a complete description of the financial analyses performed by PJT Partners. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed on May 21, 2019 (which represented the last full trading day for shares of Avon Common Shares and Natura Cosméticos Shares prior to the date of PJT Partners’ opinion), and is not necessarily indicative of current or future market conditions. Calculations of equity values per share were rounded to the nearest U.S.$0.25. Fully diluted share numbers for Avon and Natura Cosméticos used below were provided by the management of Avon, and used at the direction of the management of Avon.

Selected Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of each of Avon Common Shares and Natura Cosméticos Shares by reference to these companies, which could then be used to calculate implied exchange ratio ranges, PJT Partners reviewed and compared specific financial, operating and public trading data relating to Avon and Natura Cosméticos with selected companies in the direct selling industry that PJT Partners deemed comparable to Avon and Natura Cosméticos and relevant for purposes of this analysis.

PJT Partners calculated and compared various implied financial multiples and ratios of Avon and the selected comparable companies. As part of its selected comparable company analysis, PJT Partners calculated and analyzed the following ratios and multiples: (1) total enterprise value (calculated as the equity value based on fully diluted shares outstanding using the treasury stock method, plus debt and less cash) (“TEV”) as a multiple of 2019 calendar year estimated (which we refer to as “2019E”) EBITDA and (2) TEV as a multiple of 2020 calendar year estimated (which we refer to as “2020E”) EBITDA. All of these calculations were performed and based on publicly available financial data and, on closing share prices for each comparable company, as of May 21, 2019. The results of this selected comparable company analysis are summarized below:

Selected Comparable Company	TEV2019E EBITDA	TEV/2020E EBITDA
Mean	7.0x	6.6x
Median	6.9x	6.3x

PJT Partners, based on its professional judgment, selected the comparable companies because PJT Partners believed their businesses, operating and public trading profiles are reasonably similar to those of Avon and Natura Cosméticos. However, because of the inherent differences between the businesses, operations and prospects of Avon and Natura Cosméticos and those of the selected comparable companies, PJT Partners believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, PJT Partners also made qualitative judgments concerning differences between the public trading histories, businesses, financial and operating characteristics and prospects of Avon and Natura Cosméticos and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Avon and Natura Cosméticos, as applicable, and the companies included in the selected company analysis. Based upon these judgments, PJT Partners selected a TEV to EBITDA multiple range of 6.25x to 7.25x for 2019E EBITDA and 5.75x to 6.75x for 2020E EBITDA for Avon, and applied such ranges to Avon’s 2019 Adjusted EBITDA and 2020 Adjusted EBITDA based on the Avon Projections to calculate a range of implied prices per share of Avon Common Shares based on the fully diluted number of shares of Avon Common Shares as of May 21, 2019. PJT Partners selected a TEV to EBITDA multiple range of 9.0x to 11.0x for 2019E EBITDA and 7.5x to 9.5x for 2020E EBITDA for Natura Cosméticos and applied such ranges to Natura Cosméticos’s 2019 Adjusted EBITDA and 2020 Adjusted EBITDA based on the Natura Cosméticos Projections to calculate a range of implied prices per share of Natura Cosméticos Shares based on the fully diluted number of shares of Natura Cosméticos Shares as of May 21, 2019. The following summarizes the results of these calculations.

	TEV/2019E EBITDA	TEV/2020E EBITDA
Implied prices per share of Avon Common Shares	U.S.$1.75 – U.S.$2.75	U.S.$2.25 – U.S.$3.25
Implied prices per share of Natura Cosméticos Shares	U.S.$8.25 – U.S.$10.75	U.S.$7.75 – U.S.$10.50

Based on the range of implied equity value per share for Avon and the range of implied equity value per share for Natura Cosméticos that were calculated by PJT Partners in its comparable company analyses, PJT Partners calculated a range of implied exchange ratios for Natura Cosméticos Shares per each share of Avon Common Shares. PJT Partners calculated the high end of the implied exchange ratio range by dividing the high value of the Avon implied equity values per share reference range by the low value of the Natura Cosméticos implied equity values per share reference range. PJT Partners calculated the low end of the implied exchange ratio range by dividing the low value of the Avon implied equity values per share reference range by the high value of the Natura Cosméticos implied equity values per share reference range. The result of this analysis, as compared to the exchange ratio of 0.300x provided for in the Merger Agreement (which exchange ratio was subsequently adjusted from 0.300 to 0.600 in accordance with the terms of the Merger Agreement in connection with the profit capitalization described in the section of this proxy statement/prospectus entitled “The Transaction—Overview—Preparatory Step—Profit Capitalization” and which adjusted exchange ratio was reflected in the Amendment), was an implied exchange ratio range of 0.163x to 0.333x for TEV/ 2019E EBITDA and 0.214x to 0.419x for TEV / 2020E EBITDA.

Discounted Cash Flow Analysis

In order to estimate the present value of Avon Common Shares and Natura Cosméticos Shares, which could then be used to calculate implied exchange ratio ranges, PJT Partners performed a discounted cash flow (“DCF”) analysis of each of Avon and Natura Cosméticos. A DCF analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows generated by the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of Avon using the DCF method, PJT Partners added (a) Avon’s projected after-tax unlevered free cash flows for the period from March 31, 2019 through December 31, 2023 based on the Avon Projections to (b) ranges of “terminal values” of Avon as of December 31, 2023, and discounted such amount to its present value as of March 31, 2019 using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the Adjusted EBITDA from the Avon Projections, and subtracting capital expenditures (net of disposal proceeds), unlevered tax, standalone Avon restructuring costs / other income and other operating cash outflows, and adjusted for changes in net working capital. “Adjusted EBITDA” is calculated as set forth in the section of this proxy statement/prospectus entitled “—Certain Forecasts.” The residual value of Avon at the end of the projection period, or “terminal value,” was estimated by applying a perpetuity growth rate range of 0.5% to 1.5% to Avon’s 2023 calendar year estimated (which we refer to as “2023E”) unlevered after-tax free cash flow. The unlevered after-tax free cash flows and terminal values were then discounted to present value as of March 31, 2019 using discount rates ranging from 9.5% to 10.5%, which were selected based on PJT Partners’ analysis of the weighted average cost of capital of Avon. The weighted average cost of capital is a blend of the cost of debt and the cost of equity, weighted in accordance with the target capital structure of an entity owning the business. The weighted average cost of capital represents the rate of return required by investors to compensate them for the business risks they bear by investing in the business. PJT Partners then calculated a range of implied equity values per share of Avon Common Shares by subtracting estimated net debt as of March 31, 2019 from the estimated enterprise value derived using the DCF method and dividing such amount by the fully diluted number of shares of Avon Common Shares as of May 21, 2019. The range of implied prices per share of Avon Common Shares calculated pursuant to the DCF analysis was U.S.$2.50 to U.S.$4.00.

To calculate the estimated enterprise value of Natura Cosméticos using the DCF method, PJT Partners added (a) Natura Cosméticos’s projected after-tax unlevered free cash flows for the period from March 31, 2019 through December 31, 2023 based on the Natura Cosméticos Projections to (b) ranges of terminal values of Natura Cosméticos as of December 31, 2023, and discounted such amount to its present value as of March 31, 2019 using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the Adjusted EBITDA from the Natura Cosméticos Projections, and subtracting capital expenditures (net of disposal proceeds), unlevered tax, standalone restructuring costs / other income and other operating cash outflows, and adjusted for changes in net working capital. The terminal value was estimated by applying a perpetuity growth rate range of 3.0% to 4.0% to Natura Cosméticos’s 2023E unlevered after-tax free cash flow. The unlevered after-tax free cash flows and terminal values were then discounted to present value as of March 31, 2019 using discount rates ranging from 9.5% to 10.5%, which were selected based on PJT Partners’ analysis of the weighted average cost of capital of Natura Cosméticos. PJT Partners then calculated a range of implied equity values per share of Natura Cosméticos Shares by subtracting estimated net debt as of March 31, 2019 from the estimated enterprise value derived using the DCF method and dividing such amount by the fully diluted number of shares of Natura Cosméticos Shares as of May 21, 2019. The range of implied prices per share of Natura Cosméticos Shares calculated pursuant to the DCF analysis was U.S.$8.25 to U.S.$12.00.

Based on the range of implied equity value per share for Avon and the range of implied equity value per share for Natura Cosméticos that were calculated by PJT Partners in its DCF analyses, PJT Partners calculated a range of implied exchange ratios for Natura Cosméticos Shares per each share of Avon Common Shares. PJT Partners calculated the high end of the implied exchange ratio range by dividing the high value of the Avon implied equity values per share reference range by the low value of the Natura Cosméticos implied equity values per share reference range. PJT Partners calculated the low end of the implied exchange ratio range by dividing the low value of the Avon implied equity values per share reference range by the high value of the Natura Cosméticos implied equity values per share reference range. The result of this analysis, as compared to the exchange ratio of 0.300x provided for in the Merger Agreement (which exchange ratio was subsequently adjusted from 0.300 to 0.600 in accordance with the terms of the Merger Agreement in connection with the profit capitalization described in the section of this proxy statement/prospectus entitled “The Transaction—Overview—Preparatory Step—Profit Capitalization” and which adjusted exchange ratio was reflected in the Amendment), was an implied exchange ratio range of 0.208x to 0.485x.

Discounted Equity Value Analysis

In order to estimate the present value of Avon Common Shares and Natura Cosméticos Shares, which could then be used to calculate implied exchange ratio ranges, PJT Partners performed a discounted equity value analysis of each of Avon and Natura Cosméticos. A discounted equity value analysis is a traditional valuation methodology used to derive a company’s share price by calculating the “present value” of the future implied share price.

PJT Partners calculated the discounted equity value per share of Avon Common Shares, on a standalone basis, based on Avon’s implied future share price as of 2019 year end and 2020 year end, which was calculated by using NTM TEV / EBITDA multiples of 6.25x and 7.25x multiplied by Avon’s 2020 and 2021 Adjusted EBITDA projections, subtracted Avon’s estimated net debt to calculate the implied total equity value as of such date in the Avon Projections, and then divided by the implied fully diluted number of shares of Avon Common Shares based on the fully diluted number of shares of Avon Common Shares as of May 21, 2019. PJT Partners discounted each such future share price to its present value using a selected cost of equity discount rate of 15.0%, which was selected based on PJT Partners’ analysis of the cost of equity of Avon. The following summarizes the results of these calculations:

Implied prices per share of Avon Common Shares
2019E, year end	U.S.$	2.75 – U.S.$3.75
2020E, year end	U.S.$	3.25 – U.S.$4.25

PJT Partners calculated the discounted equity value per share of Natura Cosméticos Shares on a standalone basis, based on Natura Cosméticos’s implied future share price as of 2019 year end and 2020 year end, which was calculated using the NTM TEV / EBITDA multiples of 9.0x and 11.0x multiplied by Natura Cosméticos’s 2020 and 2021 Adjusted EBITDA projections, subtracted Natura Cosméticos’s estimated net debt to calculate the implied total equity value as of such date in the Natura Cosméticos Projections, and then divided by the implied fully diluted number of shares of Natura Cosméticos Shares based on the fully diluted number of shares of Natura Cosméticos Shares as of May 21, 2019. PJT Partners discounted each such future share price to its present value using a selected cost of equity discount rate of 12.0%, which was selected based on PJT Partners’ analysis of the cost of equity of Natura Cosméticos. The following summarizes the results of these calculations:

Implied prices per share of Natura Cosméticos Shares
2019E, year end	U.S.$	9.00 – U.S.$11.50
2020E, year end	U.S.$	9.25 – U.S.$11.75

Based on the range of implied equity value per share for Avon and the range of implied equity value per share for Natura Cosméticos that were calculated by PJT Partners in its discounted equity value analyses, PJT Partners calculated a range of implied exchange ratios for Natura Cosméticos Shares per each share of Avon Common Shares. PJT Partners calculated the high end of the implied exchange ratio range by dividing the high value of the Avon implied equity values per share reference range by the low value of the Natura Cosméticos implied equity values per share reference range. PJT Partners calculated the low end of the implied exchange ratio range by dividing the low value of the Avon implied equity values per share reference range by the high value of the Natura Cosméticos implied equity values per share reference range. The result of this analysis, as compared to the exchange ratio of 0.300x provided for in the Merger Agreement, was an implied exchange ratio range of 0.239x to 0.417x for 2019E Year End and 0.277x to 0.459x for 2020E Year End.

Other Information

PJT Partners also observed the additional factors described below, which were not considered part of its financial analyses in connection with rendering its opinion, but were referenced solely for informational purposes:

•	PJT Partners performed a “Has / Gets” analysis in order to compare the standalone DCF-based per share value of Avon to the DCF-based per share value of the combined company, giving effect to the completion of the Transaction, including the Synergy Estimates, from the perspective of the holders of Avon Common Shares. For purposes of the “Has / Gets” analysis, PJT Partners calculated the DCF-based standalone value of Avon based on PJT Partners’ 4.75 year DCF analysis for Avon assuming a discount rate of 10.0% and a 1.0% perpetuity growth rate, which were the midpoints of such figures, and calculated the DCF-based standalone value of Natura Cosméticos based on PJT Partners’ 4.75 year DCF analysis for Natura Cosméticos assuming a discount rate of 10.0% and a 3.5% perpetuity growth rate, which were the midpoints of such figures. PJT Partners calculated the DCF-based pro forma implied equity value per share of the combined company by dividing (1) 24.0% (Avon common shareholders’ approximate pro forma ownership of the combined company based on the Exchange Ratio) multiplied by an amount equal to the sum of (a) Avon’s standalone DCF implied equity value, (b) Natura Cosméticos’s standalone DCF implied equity value, and (c) the net present value of the Synergy Estimates of approximately U.S.$1.2 billion (net of estimated transaction costs and assuming a 10.0% discount rate and a 1.0% perpetuity growth rate) by (2) the fully diluted number of shares of Avon Common Shares as of May 21, 2019. The result of PJT Partners’ analysis for the DCF-based standalone value of Avon was an implied price of U.S.$3.14 per share of Avon Common Shares. The result of PJT Partners’ analysis for the DCF-based value of the combined company, giving effect to the completion of the Transaction and the Synergy Estimates, was an equivalent per share value of U.S.$3.62 per share of Avon Common Shares, representing an increase in DCF-based value of approximately 15% in respect of a share of Avon Common Shares;

•

historical trading prices of Avon Common Shares and Natura Cosméticos Shares during the 52-week period ending May 21, 2019, which indicated (a) low and high closing prices of Avon Common Shares during such period of U.S.$1.25 to U.S.$3.50, rounded to the nearest U.S.$0.25 and (b) low and high closing prices of Natura Cosméticos Shares during such period of U.S.$6.25 to U.S.$14.25; and

•

publicly available Wall Street research analysts’ share price targets in the next twelve months for each of Avon Common Shares and Natura Cosméticos Shares, which indicated (a) a target share price range for Avon Common Shares of U.S.$1.75 to U.S.$4.00 (reflecting the discounting of such price targets using Avon’s estimated cost of equity of 15.0%) and (b) a target share price range for Natura Cosméticos Shares of U.S.$8.50 to U.S.$12.75 (reflecting the discounting of such price targets using Natura Cosméticos’s estimated cost of equity of 12.0%).

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying PJT Partners’ opinion. In arriving at its fairness determination, PJT Partners considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, PJT Partners made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Avon or Natura Cosméticos or the contemplated transaction. The terms of the Merger Agreement, including the Exchange Ratio, were determined through arm’s-length negotiations between Avon and Natura Cosméticos, rather than PJT Partners, and the decision to enter into the Merger Agreement was solely that of Avon and Natura Cosméticos.

PJT Partners prepared these analyses for purposes of providing its opinion to the independent non-Cerberus directors as to the fairness from a financial point of view of the Exchange Ratio in connection with the Transaction the holders of Avon Common Shares (other than Natura Cosméticos or its affiliates who are holders of Avon Common Shares). These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Avon, Natura Cosméticos, Natura &Co Holding, PJT Partners or any other person assumes responsibility if future results are materially different from those forecasted.

PJT Partners is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The independent non-Cerberus directors selected PJT Partners to act as their financial advisor because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions.

PJT Partners is acting as financial advisor to the independent non-Cerberus directors in connection with the Transaction. As compensation for its services in connection with the Transaction, PJT Partners is entitled to receive from Avon U.S.$2 million, which became payable upon the execution of its engagement letter and an additional U.S.$3 million which became payable when PJT Partners advised the independent non-Cerberus directors that it was prepared to deliver its opinion (regardless of the conclusion reached). Avon has agreed to reimburse PJT Partners for certain out-of-pocket expenses incurred in connection with the Transaction and to indemnify PJT Partners for certain liabilities that may arise out of its engagement by the independent non-Cerberus directors and the rendering of PJT Partners’ opinion. In the ordinary course of its and its affiliates’ businesses, PJT Partners and its affiliates may provide investment banking and other financial services to Avon, Natura Cosméticos and their respective affiliates and may receive compensation for the rendering of these services. During the past two years preceding the date of its written opinion, PJT Partners advised Cerberus on a matter unrelated to Avon or the Transaction, for which PJT Partners has received U.S.$2 million. In addition, a partner of PJT Partners, who was not a member of the PJT Partners deal team advising the independent non-Cerberus directors in connection with the Transaction, is the son of W. Don Cornwell, an independent non-Cerberus director of the Avon board of directors. During the past two years preceding the date of its written opinion, PJT Partners did not advise or receive any compensation from Natura Cosméticos.

Certain Forecasts

Although Avon and Natura Cosméticos periodically may issue limited public guidance concerning its expected financial performance, Avon and Natura Cosméticos do not as a matter of course publicly disclose financial forecasts or projections due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates.

The prospective Avon financial information set forth below for the calendar years 2019 through 2021 was internally prepared by the management of Avon in connection with the development of Avon’s three-year Open Up Avon business plan and utilized reasonable available estimates and judgments at the time of their preparation in the second quarter of 2018 and first quarter of 2019. The prospective Avon financial information set forth below for the calendar years 2019 through 2021 is used by Avon for its operations, budgeting and benchmarking with respect to Avon’s Management Incentive Plan. The prospective Avon financial information set forth below for the calendar years 2022 through 2023 was extrapolated from prospective financial data for 2019 through 2021 prepared by Avon management by assuming top line growth and profitability of 0% revenue growth in 2022, 1% revenue growth in 2023, 9.2% Adjusted Operating Profit margins in 2022 and 9.7% Adjusted Operating Profit margins in 2023. The prospective Avon financial information was developed assuming Avon would operate on a stand-alone basis without giving effect to the Transaction, and therefore the prospective Avon financial information does not give effect to the Transaction or entry into the Merger Agreement, any changes to Avon’s operations or strategy that may be implemented after the consummation of the Transaction, including potential synergies to be realized as a result of the Transaction, or to any costs incurred in connection with the Transaction. Furthermore, the prospective Avon financial information does not take into account the effect of any failure of the Transaction to be completed and should not be viewed as relevant or continuing in that context.

The prospective Avon-adjusted Natura Cosméticos financial information is based on financial forecasts for Natura Cosméticos provided to Avon’s management by Natura Cosméticos and subsequently modified by

Avon’s management to make certain downward adjustments to Natura Cosméticos’s prospective financial information. These adjustments were not material to the projected financial performance of Natura Cosméticos. The prospective Avon-adjusted Natura Cosméticos financial information was developed assuming Natura Cosméticos would operate on a stand-alone basis without giving effect to the Transaction, and therefore the prospective Avon-adjusted Natura Cosméticos financial information does not give effect to the Transaction or entry into the Merger Agreement, any changes to Natura Cosméticos’s operations or strategy that may be implemented after the consummation of the Transaction, including potential synergies to be realized as a result of the Transaction, or to any costs incurred in connection with the Transaction. Furthermore, the prospective Avon-adjusted Natura Cosméticos financial information does not take into account the effect of any failure of the Transaction to be completed and should not be viewed as relevant or continuing in that context.

We refer collectively to the prospective Avon financial information and the prospective Avon-adjusted Natura Cosméticos financial information as the forecasts. These forecasts were used by the Avon board of directors for purposes of their consideration and evaluation of the Transaction and approved by Avon for use by Goldman Sachs and PJT Partners in performing their financial analyses described under the sections of this proxy statement/prospectus entitled “—Opinion of Avon’s Financial Advisor” and “—Opinion of the Independent Non-Cerberus Directors’ Financial Advisor. In addition, the prospective Avon financial information was provided on a confidential basis to Natura Cosméticos’s management and financial advisors in the due diligence process.

The forecasts were not prepared with a view toward public disclosure or with a view toward complying with U.S. GAAP, IFRS, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for the preparation or presentation of prospective financial information. Neither Avon’s nor Natura Cosméticos’s independent registered public accounting firms, nor any other independent registered public accounting firm, has audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying forecasts and, accordingly, neither Avon’s nor Natura Cosméticos’s independent registered public accounting firms express an opinion or any other form of assurance with respect thereto. The independent registered public accounting firm reports for Avon, incorporated by reference in this proxy statement/prospectus, and Natura Cosméticos’s independent registered public accounting firm reports included in this proxy statement/prospectus, relate solely to Avon’s and Natura Cosméticos’s respective historical financial statements. Such reports do not extend to the forecasts and should not be read to do so.

The inclusion of the forecasts in this proxy statement/prospectus should not be regarded as an indication that any of Avon, Natura Cosméticos or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results or material information, and, in fact, both Avon and Natura Cosméticos view the prospective financial information as non-material because of the inherent risks and uncertainties associated with such forecasts. The forecasts included in this proxy statement/prospectus are presented solely to give Avon shareholders access to the information that was made available to Natura Cosméticos and its advisors and to the Avon board of directors and the financial advisors to Avon and the independent non-Cerberus directors, and readers of this document are cautioned not to rely on this forward-looking information. There can be no assurance that the forward-looking results will be achieved or that actual results will not be significantly higher or lower than estimated.

The forecasts are subjective in many respects and thus subject to interpretation. While presented with numerical specificity, the forecasts reflect numerous estimates and assumptions made by Avon’s and Natura Cosméticos’s management at the time the forecasts were prepared that are difficult to predict and that are beyond Avon’s and Natura Cosméticos’s control and are subject to change. The assumptions and estimates underlying the forecasts are inherently uncertain and, though considered reasonable by the management of Avon as of the date of their preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecasts, including, among others, the following: risks and uncertainties relating to Avon’s and Natura Cosméticos’s businesses (including their respective ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general global business and economic conditions and other matters described in the sections of this proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements,” “Risk Factors,” and Part I, Item IA in Avon’s 2018 Form 10-K, which is incorporated by reference into this document. Some or all of the estimates and assumptions underlying the forecasts may have changed since the date the forecasts were prepared.

Accordingly, there can be no assurance that the prospective results are necessarily predictive of the future performance of Avon, Natura Cosméticos or Natura &Co Holding or that actual results will not differ materially from those presented in the forecasts. Additionally, the forecasts cover multiple years and such information by its nature becomes less predictive with each successive year. Therefore, the inclusion of the forecasts in this proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Certain of the forecasts set forth below may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and non-GAAP financial measures as used in the forecasts may not be comparable to similarly titled measures used by other companies. The footnotes to the tables below provide certain supplemental information with respect to the calculation of these non-GAAP financial measures.

Neither Avon, Natura Cosméticos, nor Natura &Co Holding undertakes any obligation, except as required by law, to update or otherwise revise the forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The forecasts are not included in this proxy statement/prospectus in order to induce any shareholder to vote in favor of the Transaction Proposal or any of the other proposals to be voted on at the Avon Special Meeting or to influence any shareholder to make any investment decision with respect to the Transaction or otherwise. For the reasons described above, readers of this proxy statement/prospectus are cautioned not to place undue, if any, reliance on the forecasts. Avon has not made any representation in the Merger Agreement concerning the forecasts.

The following table presents the prospective Avon financial information referred to above, including the prospective Avon financial information for the calendar years 2019 through 2021 that was prepared by the management of Avon and the prospective Avon financial information extrapolated for the calendar years 2022 through 2023:

	Fiscal Year Ending December 31,
(U.S.$ in millions; currency on a floating basis)	2019E		2020E		2021E		2022E		2023E
Revenue	U.S.$	5,055	U.S.$	4,810	U.S.$	4,706	U.S.$	4,706	U.S.$	4,753
Adjusted Operating Profit(1)	U.S.$	303	U.S.$	361	U.S.$	423	U.S.$	431	U.S.$	459
Adjusted EBITDA(2)	U.S.$	405	U.S.$	472	U.S.$	546	U.S.$	565	U.S.$	594
Adjusted EBITDA Less CAPEX(3)	U.S.$	264	U.S.$	307	U.S.$	413	U.S.$	424	U.S.$	452

(1)

Adjusted Operating Profit is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. For purposes of the prospective Avon financial information, Adjusted Operating Profit is defined as operating income, adjusted to exclude the impact of the Brazil tax releases for taxes on industrialized products known as the Imposto sobre Produtos or “IPI tax,” and costs to implement restructuring, transaction fees, loss contingency and legal settlements.

(2)

Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. For purposes of the prospective Avon financial information, Adjusted EBITDA is defined as Adjusted Operating Profit plus depreciation and amortization.

(3)	For purposes of the prospective Avon financial information, Adjusted EBITDA less CAPEX is defined as Adjusted EBITDA minus capital expenditures.

The following table presents projected unlevered free cash flows for Avon (defined as Adjusted EBITDA less capital expenditures (net of disposal proceeds), unlevered tax, standalone Avon restructuring costs / other income and other operating cash outflows, and adjusted for changes in net working capital) as arithmetically derived by Goldman Sachs and PJT Partners respectively based on the prospective Avon financial information referred to above.

	Fiscal Year Ending December 31,
(U.S.$ in millions; currency on a floating basis)	2019E		2020E		2021E		2022E		2023E
Unlevered Free Cash Flow	U.S.$	(1)	U.S.$	193	U.S.$	250	U.S.$	283	U.S.$	295

(1)

Unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. In arithmetically deriving unlevered free cash flow, Goldman Sachs calculated unlevered tax by multiplying the Adjusted Operating Profit (net of restructuring and other one-off costs) by the effective tax rate, resulting in unlevered free cash flow in 2019E of U.S.$39 million. In arithmetically deriving unlevered free cash flow, PJT Partners calculated unlevered tax by using the projected Avon management tax expense for March 31, 2019 through December 31, 2019, resulting in estimated unlevered free cash flow for March 31, 2019 through December 31, 2019 of U.S.$185 million. Goldman Sachs and PJT Partners’ calculations of unlevered free cash flow were the same for 2020E through 2023E.

The following table presents the prospective Avon-adjusted Natura Cosméticos financial information referred to above:

	Fiscal Year Ending December 31,
(U.S.$ in millions, currency on a floating basis)	2019E		2020E		2021E		2022E		2023E
Revenue	U.S.$	3,559	U.S.$	3,630	U.S.$	3,729	U.S.$	3,868	U.S.$	3,954
Operating profit	U.S.$	398	U.S.$	477	U.S.$	527	U.S.$	591	U.S.$	625
Adjusted EBITDA(1)	U.S.$	546	U.S.$	622	U.S.$	672	U.S.$	733	U.S.$	766
Adjusted EBITDA Less CAPEX(2)	U.S.$	394	U.S.$	482	U.S.$	538	U.S.$	595	U.S.$	628

(1)

Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. For purposes of the prospective Avon-adjusted Natura Cosméticos financial information, Adjusted EBITDA is defined as operating profit plus depreciation and amortization.

(2)	For purposes of the prospective Avon-adjusted Natura Cosméticos financial information, Adjusted EBITDA less CAPEX is defined as Adjusted EBITDA minus capital expenditures.

The following table presents projected unlevered free cash flows for Natura Cosméticos (defined as Adjusted EBITDA less capital expenditures (net of disposal proceeds), unlevered tax, standalone restructuring costs / other income and other operating cash outflows, and adjusted for changes in net working capital) as arithmetically derived by Goldman Sachs and PJT Partners respectively based on the prospective Avon-adjusted Natura Cosméticos financial information above.

	Fiscal Year Ending December 31,
(U.S.$ in millions; currency on a floating basis)	2019E		2020E		2021E		2022E		2023E
Unlevered Free Cash Flow	U.S.$	(1)	U.S.$	314	U.S.$	360	U.S.$	395	U.S.$	405

(1)

Unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. In arithmetically deriving unlevered free cash flow, Goldman Sachs calculated unlevered tax by multiplying the operating profit (net of restructuring and other one-off costs) by the effective tax rate, resulting in unlevered free cash flow in 2019E of U.S.$238 million. In arithmetically deriving unlevered free cash flow, PJT Partners calculated unlevered tax by using the estimated tax rate in the prospective Avon-adjusted Natura Cosméticos financial information, resulting in estimated unlevered free cash flow for March 31, 2019 through December 31, 2019 of U.S.$166 million. Goldman Sachs and PJT Partners’ calculations of unlevered free cash flow were the same for 2020E through 2023E.

Certain Synergy and Cost Reduction Estimates

The limited pro forma synergy and cost reduction estimates set forth below were initially prepared by Natura Cosméticos management and subsequently refined by Avon management and used by the Avon board of directors for purposes of its consideration and evaluation of the Transaction and approved by Avon for use by Goldman Sachs and PJT Partners for purposes of providing advice to the Avon board of directors and the independent non-Cerberus directors, respectively.

The limited pro forma synergy and cost reduction estimates set forth below were not prepared with a view toward public disclosure or with a view toward complying with U.S. GAAP, IFRS, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for the preparation or presentation of prospective financial information. Neither Avon’s nor Natura Cosméticos’s independent registered public accounting firms, nor any other independent registered public accounting firm, has audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying limited pro forma synergy and cost reduction estimates and, accordingly, neither Avon’s nor Natura Cosméticos’s independent registered public accounting firms express an opinion or any other form of assurance with respect thereto. The independent registered public accounting firm reports for Avon, incorporated by reference in this proxy statement/prospectus, and Natura Cosméticos’s independent registered public accounting firm reports included in this proxy statement/prospectus, relate solely to Avon’s and Natura Cosméticos’s respective historical financial statements. Such reports do not extend to the limited pro forma synergy and cost reduction estimates and should not be read to do so.

The limited pro forma synergy and cost reduction estimates set forth below are subjective in many respects and thus subject to interpretation. While presented with numerical specificity, the limited pro forma synergy and cost reduction estimates set forth below reflect numerous estimates and assumptions made by Avon’s and Natura Cosméticos’s management at the time the estimates were prepared that are difficult to predict and that are beyond Avon’s or Natura Cosméticos’s control and are subject to change. The assumptions and estimates underlying the limited pro forma synergy and cost reduction estimates set forth below are inherently uncertain and, though considered reasonable by the management of Avon and Natura Cosméticos as of the date of their preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the limited pro forma synergy and cost reduction estimates set forth below, including, among others, the following: risks and uncertainties relating to Avon’s and Natura Cosméticos’s businesses (including their respective ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general global business and economic conditions and other matters described in the sections of this proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors,” and Part I, Item IA in Avon’s 2018 Form 10-K, which is incorporated by reference into this document. Some or all of the estimates and assumptions underlying the limited pro forma synergy and cost reduction estimates may have changed since the date they were prepared.

Accordingly, there can be no assurance that the prospective results are necessarily predictive of the future performance of Avon, Natura Cosméticos or Natura &Co Holding or that actual results will not differ materially from those presented in the limited pro forma synergy and cost reduction estimates. Additionally, the limited pro forma synergy and cost reduction estimates are expected to be achieved over multiple years and such information by its nature becomes less predictive with each successive year. Therefore, the inclusion of the limited pro forma synergy and cost reduction estimates in this proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Avon and Natura Cosméticos believe that the Transaction brings together two leading companies with unique and complementary strengths. Natura &Co Holding will have a strong position in all key geographies and end markets, and will result in a more diverse and balanced global portfolio. Natura &Co Holding is also expected to realize approximately U.S.$195 million in net synergies and cost reductions, which are targeted to be achieved within approximately three years following the completion of the Transaction. The net synergies and cost reductions are expected to be realized 35% in 2020, 80% in 2021 and 100% thereafter and are expected to arise from, among other factors, scale benefits, cost savings, and efficiency improvements, including acceleration of existing cost reduction programs. There will be expected one-time costs of achieving these synergies and cost reductions which are estimated to be approximately U.S.$125 million.

The majority of expected savings would be primarily driven by cost synergies and reductions (including improvements of internal processes and streamlining of organizational structures). These saving estimates are based on the pro forma 2018 year-end financial position of Natura &Co Holding. These figures exclude the existing cost reduction programs of Avon and Natura Cosméticos, which are independent of the Transaction.

In order to calculate the prospective pro forma financial information for Natura &Co Holding after the completion of the Transaction, the prospective Avon Revenue, Adjusted Operating Profit, and Adjusted EBITDA was combined with the prospective Avon-adjusted Natura Cosméticos Revenue, operating profit and Adjusted EBITDA and effect was given to the synergies estimates described above. The prospective pro forma financial information for Natura &Co Holding after the completion of the Transaction was approved by Avon for use by Goldman Sachs and PJT Partners in performing their financial analyses described under “—Opinion of Avon’s Financial Advisor” and “—Opinion of the Independent Non-Cerberus Directors’ Financial Advisor.”

The pro forma synergy and cost reduction estimates also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these estimates. Accordingly, there can be no assurance that these estimates will be realized.

AVON, NATURA COSMÉTICOS AND NATURA &CO HOLDING HAVE NOT UPDATED OR OTHERWISE REVISED AND DO NOT INTEND TO UPDATE OR OTHERWISE REVISE FOR PURPOSES OF THIS DOCUMENT THE ABOVE PRO FORMA SYNERGY AND COST REDUCTION ESTIMATES TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE PREPARED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH ESTIMATES ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Natura Cosméticos’s Reasons for the Proposed Transaction

At its meeting held on May 22, 2019, after due consideration and consultation with Natura Cosméticos’s management and advisors, the Natura Cosméticos board of directors unanimously approved and deemed it advisable that the respective shareholders of Natura Cosméticos adopt and approve the Merger Agreement and the transactions contemplated by the Merger Agreement. In doing so, the Natura Cosméticos board of directors considered the business, assets, and liabilities, results of operations, financial performance, strategic direction and prospects of Avon and Natura &Co. In making its determination, the Natura Cosméticos board of directors considered a number of factors, including the following:

•

The Transaction is expected to allow Natura &Co to expand its product offerings, increase its international footprint and reduce its operating costs so that its expanded group can more effectively compete with market-leading players, present in all major geographies;

•

In Latin America, the Transaction is expected to generate a range of synergies, in digital and social selling, research and development and brand initiatives. This will allow the combined entity to compete more vigorously with other major suppliers in such region.

•

Outside of Latin America, Avon’s and Natura &Co’s activities are largely complementary. Natura &Co is active in Europe, North America, Asia, Africa and Australasia primarily through its subsidiaries, The Body Shop and Aesop. Both these businesses offer their own branded products through a network of stores, online sales or, in the case of The Body Shop, sales to third-party franchisees in certain jurisdictions or, in the case of Aesop, sales via third-party distributors in certain jurisdictions. Their ethically sourced and high-end product offerings are distinct from the direct selling, mass-market products offered by Avon.

•

After the Transaction, it is expected that the Natura, Aesop, Avon and The Body Shop businesses will operate in parallel, continuing to offer a wide array of products to consumers. Natura &Co’s investment will help support the existing Avon business in a challenging global market environment, in which its market share is being eroded, whilst providing Natura &Co with a platform and operational footprint to facilitate further international growth.

The foregoing discussion of the information and factors that the Natura Cosméticos board of directors considered is not intended to be exhaustive, but is meant to include the material factors supporting the Mergers that the Natura Cosméticos board of directors considered. In view of the complexity and wide variety of factors that the Natura Cosméticos board of directors considered, the Natura Cosméticos board of directors did not find it practical to, and did not attempt to, quantify, rank or otherwise assign relative or specific weights or values to any of the factors considered. In addition, individual members of the Natura Cosméticos board of directors may have given different weights to different factors.

The foregoing description of Natura Cosméticos’s consideration of the factors supporting the proposed transaction is forward-looking in nature. This information should be read in light of the factors discussed in the section of this proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements” on page iv of this proxy statement/prospectus.

Financing Obtained by Natura Cosméticos for the Transaction

We have procured backstop financing commitments from financial institutions (in the form of a debt commitment letter to provide a senior secured bridge facility) in an amount up to U.S.$625.5 million as of the date of this proxy statement/prospectus, the proceeds of which, together with cash on hand, would cover the amounts payable in cash in connection with the Merger Agreement, including the Preferred Stock Consideration and all payments, fees and expenses payable by them arising out of the Merger Agreement and the Credit Agreement, in the event that such debt is accelerated and the requisite consents or waivers, as applicable, from holders of such debt is not obtained.

Listing of Natura &Co Holding Shares

We have applied to list on the B3 the Natura &Co Holding Shares on the B3. It is a condition of the parties’ obligations to effect the Transaction that the Natura &Co Holding Shares be authorized for listing on the B3. There can be no assurance that the B3 will accept the listing of the Natura &Co Holding Shares, however.

Listing of the Natura &Co Holding ADSs

We will apply to list on the NYSE the Natura &Co Holding ADSs to be issued in connection with the Transaction, effective as of the Closing Date. It is a condition of the parties’ obligations to effect the Transaction that the Natura &Co Holding ADSs be authorized for listing on the NYSE. There can be no assurance that the NYSE will accept the listing of the Natura &Co Holding ADSs, however.

Delisting and Deregistration of Avon Common Shares and Natura Cosméticos Shares

After the Transaction is completed, the Avon Common Shares will be delisted from the NYSE and will be deregistered under the Exchange Act, after which Avon will no longer be required under SEC rules and regulations to file periodic reports with the SEC with respect to Avon Common Shares. In addition, Natura Cosméticos will no longer be listed with the B3, but will maintain a Category B registration with the CVM.

Shareholder Approval of Natura Entities

Natura Cosméticos

The extraordinary general meeting of shareholders (together with any adjournments or postponements thereof, the “Natura Cosméticos Extraordinary General Meeting”) is expected to be held on November 13, 2019 at Natura Cosméticos’s principal place of business, located in the City of São Paulo, state of São Paulo, at Av. Alexandre Colares, no. 1188, Vila Jaguara, Zip Code 05106-000.

The Natura Cosméticos Extraordinary General Meeting for the Merger of Shares requires the favorable vote of shareholders representing (i) at least half of the voting shares of Natura Cosméticos for the Merger of Shares and (ii) an absolute majority of voting shares of Natura Cosméticos attending the meeting for the Mergers (the “Natura Cosméticos Shareholder Approval”). Under the Natura Founders Voting and Support Agreement, the Founders have agreed to vote their shares at the Natura Cosméticos Extraordinary General Meeting for the Natura Cosméticos Shareholder Approval and their votes will constitute the required shareholder vote of Natura &Co Holding and Natura Cosméticos.

Assuming quorum requirements are met and the meeting is validly held in accordance with Brazilian law, it is expected that the shareholders of Natura Cosméticos will vote to approve the matters described above.

The effectiveness of the resolutions to be voted on at the Natura Cosméticos Extraordinary General Meeting for the Natura Cosméticos Shareholder Approval will be subject to the approval of the Avon Shareholder Approval. See also “—Withdrawal Rights for Natura Cosméticos Shareholders.”

Natura &Co Holding

Natura &Co Holding shareholders will also be asked to approve certain terms relating to the Transaction and any other matters related thereto at a series of extraordinary general meetings of Natura &Co Holding shareholders.

No Solicitation of Proxies from Shareholders of Natura Entities

Please note that this document is not a proxy or solicitation of votes for the Natura Cosméticos Extraordinary General Meeting or any extraordinary general meeting of the shareholders of Natura &Co Holding that will be held in connection with the Transaction.

Withdrawal Rights for Natura Cosméticos Shareholders

Dissenting shareholders at the extraordinary general meeting for the Natura Cosméticos Shareholder Approval shall have withdrawal rights at a price based on net equity book value of Natura Cosméticos. Considering that immediately before the Merger of Shares Natura &Co Holding’s sole assets will be the shares in Natura Cosméticos (other than the cash contribution in the exact amount required to fund the payment by Natura &Co Holding of the corporate income tax to be assessed on the capital reserve to be accounted for as a result of the Founders Contribution), on September 11, 2019 Natura Cosméticos was granted a waiver from the CVM of the requirement for preparation of appraisal reports of net equity at market value of Natura Cosméticos and Natura &Co Holding for purposes of the comparison required by article 264 of the Brazilian Corporation Law, as such comparison would result in the same share exchange ratio for the non-controlling shareholders.

Withdrawal rights will be available for shareholders that hold Natura Cosméticos Shares, uninterruptedly, from May 22, 2019 (inclusive), which is the date of release of the Material Fact announcing the Transaction, until the date of the actual exercise of the withdrawal right (inclusive).

Natura Cosméticos shareholders shall have the right to exercise their withdrawal right by providing notice of their intention to do so within the period starting on the date of disclosure of the minutes of the extraordinary general meeting for Natura Cosméticos Shareholder Approval and ending 30 days thereafter (inclusive), and provided that the relevant shareholder (i) does not vote in favor of the Transaction, (ii) abstains from voting with respect to the Transaction or (iii) does not attend the extraordinary general meeting for Natura Cosméticos Shareholder Approval.

As the effectiveness of the resolutions to be voted on at the extraordinary general meeting for the Natura Cosméticos Shareholder Approval will be subject to the Avon Shareholder Approval having been obtained, withdrawal rights will be exercisable only upon confirmation that the Avon Shareholder Approval was granted on the same date.

Any exercise by the shareholders of Natura Cosméticos of their withdrawal rights in relation to the Transaction is not expected to have a material impact on Natura Cosméticos’s financial condition nor on the consummation of the Transaction. The controlling shareholders of Natura Cosméticos have the necessary ownership interest and voting power to approve and consummate the Transaction irrespective of any such vote.

No Appraisal Rights for Avon Common Shareholders

Under the NYBCL, Avon common shareholders are not entitled to exercise any appraisal or dissenters’ rights in connection with the Transaction. The NYBCL provides for appraisal rights under certain circumstances. Among other exceptions, appraisal rights are not available to a shareholder for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to vote upon the plan of merger or consolidation, were listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

Certain Information on the Ownership and Management of Natura Cosméticos and Avon Following the Transaction

Ownership of Natura Cosméticos Prior to and After the Transaction

The following table summarizes the shareholder participation in Natura Cosméticos prior to the Transaction and once the Transaction is complete:

	Prior to the Completion of the Transaction (September 27, 2019)		After Completion of the Transaction
Shareholders	Number of Common Shares(2)	% of Total	Number of Common Shares (3)	% of Total	% Ex-Treasury Shares(3)
Controlling Shareholders(1)	516,034,838	59.60%	—	—	—
Natura &Co Holding S.A.	—	0.00%	865,794,946	100.00%	100.00%
Board of directors	352,816	0.04%	—	—	—
Executive directors	332,636	0.04%	—	—	—
Other Shareholders	348,916,458	40.30%	—	—	—
Treasury Shares	158,198	0.02%	—	—	—

Total Common Shares	865,794,946	100.00%	865,794,946	100.00%	100.00%

Total Ex-Treasury Shares(3)	865,636,748	99.98%	N/A	N/A	N/A

(1)

The controlling shareholders of Natura Cosméticos are Antonio Luiz da Cunha Seabra, Lucia Helena Rios Seabra, Guilherme Peirão Leal, Pedro Luiz Barreiros Passos, Felipe Pedroso Leal, Ricardo Pedroso Leal, Passos Participações S.A., Norma Regina Pinotti, Vinicius Pinotti, Fabricius Pinotti, Fundo de Investimento

de Ações Veredas—Investimento no Exterior, Maria Heli Dalla Colleta de Mattos, Gustavo Dalla Colleta de Mattos and Fabio Dalla Colleta de Mattos.
(2)

Reflects (a) the distribution of bonus shares of Natura Cosméticos S.A. undertaken on September 17, 2019 as a result of which the capital stock of Natura Cosméticos S.A. increased from R$468,972,672.72 to R$1,711,137,672.72 and the number of common shares of Natura Cosméticos S.A. increased from 432,571,228 to 865,142,456; and (b) the issuance of 652,490 additional common shares pursuant to Natura Cosméticos S.A.’s equity compensation plans from September 23, 2019 to September 27, 2019 as a result of which the number of common shares of Natura Cosméticos S.A. increased from 865,142,456 to 865,794,946.

(3)	The treasury shares of Natura Cosméticos S.A. will be cancelled prior to the closing of the Transaction.

Ownership of Avon and Natura Following the Transaction

After the Transaction, Natura &Co Holding will hold 100% of the Natura Cosméticos Shares and the Avon Shares and each of Natura and Avon will become wholly-owned subsidiaries of Natura &Co Holding.

Management of Natura Cosméticos , Avon and Natura &Co Holding Following the Transaction

Upon the closing of the transactions contemplated by the Merger Agreement, Natura &Co Holding’s board of directors will consist of 13 members and be composed as follows: (i) three directors mutually agreed by Avon and Natura Cosméticos at closing, which directors shall be individuals who were members of Avon’s board of directors as of May 22, 2019 (the date the Merger Agreement was entered into), and (ii) ten directors designated by Natura Cosméticos.

Out of the members of the Board of Directors, at least two members or 20% of the members, whichever is higher, must be independent directors, as defined in the Novo Mercado Rules. The qualification of the members appointed as independent directors will be resolved upon at the shareholders’ meeting that elects such independent directors. A director elected as permitted under Article 141, Paragraphs 4 and 5 of Law No. 6,404/76 will also be deemed an independent director if there is a controlling shareholder. Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the number of directors will be rounded to the whole number immediately higher.

The number of directors to be elected for the upcoming term will be decided by a majority vote at the relevant shareholders’ meeting. A shareholder or group of shareholders representing at least 10% of the share capital of Natura &Co Holding may separately elect up to one additional director. Additionally, shareholders representing a percentage of the share capital of Natura &Co Holding of between 5% and 10% (depending on the aggregate value of capital stock of Natura &Co Holding at such time, pursuant to the applicable CVM ruling) may request that the election of directors be subject to cumulative voting proceedings, as provided for in article 141 of the Brazilian Corporation Law and CVM Ruling 165.

Immediately following the Transaction, there is currently no intention of changing the composition of the board of directors and the executive officers of Natura Cosméticos. No decisions have been made to implement any changes to the management of Avon following the completion of the Transaction.

Accounting Treatment of the Transaction

The Transaction will be accounted for by Natura &Co Holding under the acquisition method of accounting, under IFRS, with Natura Cosméticos being the accounting acquirer for financial reporting purposes. Under the acquisition method of accounting, Natura &Co Holding will record the tangible and intangible assets acquired and liabilities assumed of Avon at their fair values.

Management of Natura &Co Holding will be required to exercise significant judgments by making estimates and determining the underlying assumptions in order to value such assets and liabilities. If a different set of fair values were to be used at the time of completion of the Transaction, Natura &Co Holding’s results of operations and financial position could differ materially.

The reported financial condition and results of operations of Natura &Co Holding to be issued after the effectiveness of the Transaction will reflect Avon’s balances and results from the date of completion of the Transaction in addition to Natura &Co’s historical balances and results of operations, as Natura &Co Holding’s predecessor. In addition, following the completion of the Transaction, Natura &Co Holding’s results of operations will reflect purchase accounting adjustments, including increased amortization and depreciation expense for acquired assets. For more information, see the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Financial Information.”

Dividend Information

The following table shows the amount of dividends declared by each of Natura Cosméticos and Avon on common shares and, in the case of Natura Cosméticos, “interest on own capital,” for the years 2014 to 2018. Interest on own capital is a form of distribution on shares that is deductible for Brazilian taxpayers and included in the calculation of minimum mandatory dividends. The dividend amounts set forth below for each year were paid in the immediately following year. The table sets forth (1) amounts in reais per common share as well as amounts in U.S. dollars per common shares translated from reais at the prevailing rate on each of the respective dates of those payments with regards to Natura Cosméticos; and (2) amounts in U.S. dollars per common share with regards to Avon.

	Natura Cosméticos		Avon
	(In reais) (1)	(In U.S. dollars) (1)(2)	(In U.S. dollars)
2018	0.1757	0.05	—
2017	0.2343	0.06	—
2016	0.1262	0.03	—
2015	0.4090	0.11	0.24
2014	0.8160	0.21	0.24

(1)

Adjusted to reflect the distribution of bonus shares undertaken on September 17, 2019 which resulted in the issuance of new shares at a ratio of one share per one share outstanding of Natura Cosméticos. See the section of this proxy statement/prospectus entitled “The Transaction.”

(2)

Solely for the convenience of the reader, we have translated certain amounts included in this proxy statement/prospectus from reais into U.S.dollars using the exchange rate as reported by the Brazilian Central Bank as of June 30, 2019 for reais into U.S.dollars of R$3.832 per U.S.$1.00. The U.S.dollar equivalent information presented in this proxy statement/prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S.dollars at such rates or any other rate. See “Exchange Rates.”

Past Contracts, Transactions, Negotiations and Agreements

There have been no past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the periods for which financial statements are presented in this proxy statement/prospectus between the Natura Entities or its affiliates and Avon or its affiliates, other than those described in the sections entitled “Transaction Documents” and “The Transaction.”

TRANSACTION DOCUMENTS

This section describes the material terms of the Transaction Documents, which are the Merger Agreement, the Natura Founders’ Voting and Support Agreement and the Cerberus Investor Voting and Support Agreement. The rights and obligations of the parties to the Transaction Documents are governed by the express terms and conditions of the Transaction Documents and not by this summary or any other information contained in this proxy statement/prospectus. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, the Natura Founders’ Voting and Support Agreement and the Cerberus Investor Voting and Support Agreement, copies of which are attached as Annexes A and B, Annex C and Annex D, each of which is incorporated by reference into this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part. This summary does not purport to be complete and may not contain all of the information about the Transaction Documents that is important to you. Natura Cosméticos and Avon encourage you to read each of the Transaction Documents carefully and in their entirety.

The Merger Agreement

Merger Consideration

Avon Common Shares

At the effective time of the First Merger, each issued and outstanding Avon Common Share (other than Avon Common Shares held by Avon as treasury stock and Avon Shares held by any of the Natura Entities or by any subsidiary of either Avon or any of the Natura Entities) will be automatically converted into the right to receive one (1) validly issued and allotted, fully paid-up share of common stock of Merger Sub I (“Merger Sub I Share”).

At the effective time of the Second Merger, each outstanding Merger Sub I Share (other than Merger Sub I Shares held by Natura &Co Holding or any of its subsidiaries, Merger Sub I shares held by Merger Sub I as treasury stock and Merger Sub I Shares that were not issued in connection with the First Merger as consideration in respect of Avon Common Shares), and each right to receive Merger Sub I Shares, will be automatically converted into the right to receive 0.300 validly issued and allotted, fully paid-up Natura &Co Holding ADSs against the deposit of two Natura &Co Holding Shares, together with the cash in lieu of any fractional Natura &Co Holding ADSs. Alternatively, the holders of Merger Sub I Shares as of immediately prior to the effective time of the Second Merger may elect to receive a number of validly issued and allotted, fully paid-up Natura &Co Holding Shares equal to 0.600 (the “Exchange Ratio”), in lieu of receiving Natura &Co Holding ADSs, together with the cash in lieu of any fractional Natura &Co Holding Shares, in which case Natura Cosméticos shall be deemed to have satisfied its obligations under the Merger Agreement with respect to Natura &Co Holding ADSs through the registration, issuance, delivery and listing of Natura &Co Holding Shares. The consideration described in this paragraph will be referred to herein as the “Common Stock Consideration.” As further described in the section of this proxy statement/prospectus entitled “—Adjustments” below, if, during the period between May 22, 2019 and the Closing, any change in the outstanding shares of capital stock (or ADSs, as the case may be) of Avon or any of the Natura Entities shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period (but excluding any change that results from any exercise of options outstanding as of May 22, 2019 to purchase Avon Shares granted under Avon’s stock option or compensation plans or arrangements), then the Common Stock Consideration will be appropriately and equitably adjusted to eliminate the effect of such event and provide the Avon shareholders the same treatment as contemplated by the Merger Agreement immediately prior to such event. Pursuant to the foregoing, the Exchange Ratio was adjusted to 0.600 in connection with the profit capitalization described in the section of this proxy statement/prospectus entitled “The Transaction—Overview—Preparatory Step—Profit Capitalization” and such adjusted exchange ratio was reflected in the Amendment.

Avon Preferred Shares

At the effective time of the First Merger, each issued and outstanding Avon Preferred Share (other than Avon Preferred Shares held by Avon as treasury stock and Avon Preferred Shares held by any of the Natura Entities or by any subsidiary of either Avon or any of the Natura Entities) will be automatically converted into the right to receive an amount in cash without interest equal to the Stated Value (as defined in Avon’s certificate of incorporation) of such Avon Preferred Share. As of the Record Date, the Stated Value was U.S.$1,195.42. The consideration described in this paragraph will be referred to herein as the “Preferred Stock Consideration.” The Common Stock Consideration and Preferred Stock Consideration together are referred to herein as the “Merger Consideration.”

The Avon Preferred Shares are convertible at the option of the holders at any time prior to the effective time of the First Merger into shares of Avon’s common stock at an initial conversion price of U.S.$5.00 per share, subject to certain anti-dilution adjustments. As of the date of this proxy statement/prospectus, the Avon Preferred Shares were convertible into 87,051,524 shares of Avon’s common stock. See “Comparison of the Rights of Holders of Natura &Co Holding Shares, Natura Cosméticos Shares and Avon Shares.” To the extent the holders of the Avon Preferred Shares convert into shares of Avon’s common stock prior to the effective time of the First Merger, current shareholders of both Avon and Natura Cosméticos will be diluted.

No Merger Sub I Shares outstanding prior to the effective time of the Second Merger will remain outstanding after the effective time of the Second Merger and all such Merger Sub I Shares will automatically be cancelled and will cease to exist at the effective time of the Second Merger after which time they shall only represent the right to receive the Merger Consideration (and any dividends or distributions as described in the section of this proxy statement/prospectus entitled “—Dividends and Distributions” below), without interest.

Withholding

Each of the Exchange Agent, Natura &Co Holding, Natura Cosméticos, Avon (including in its capacity as the surviving corporation of the First Merger) and any of their respective affiliates will be entitled to deduct and withhold from the consideration or any payment otherwise payable to any person pursuant to the Merger Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable law, subject to (i) any applicable procedures set forth in the Merger Agreement with respect to withholding other than for income taxes and (ii) that no withholding may be made in respect of Avon Preferred Shares so long as the holders thereof provide certain affidavits in accordance with the Merger Agreement. Any such withheld amounts that are paid over to an applicable taxing authority will be treated for all purposes of the Merger Agreement as having been paid to the person in respect of whom such deduction and withholding was made. For additional information, see the section of this proxy statement/prospectus entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations.” Avon shareholders should consult their respective tax advisors regarding the U.S. federal income tax consequences of the Transaction to such shareholders in their respective particular circumstances, as well as tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Adjustments

If, during the period between May 22, 2019 and the Closing, any change in the outstanding shares of capital stock (or ADSs, as the case may be) of Avon or any of the Natura Entities shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of options outstanding as of May 22, 2019 to purchase Avon Shares granted under Avon’s stock option or compensation plans or arrangements, the Exchange Ratio, the Merger Consideration and any other amounts payable pursuant to the Merger Agreement or similarly dependent items, as the case may be, will be appropriately and equitably adjusted to eliminate the effect of such event and provide the Avon shareholders the same treatment as contemplated by the Merger Agreement immediately prior to such event.

Fractional Natura &Co Holding ADSs and Natura &Co Holding Shares

Avon shareholders will not receive any fractional Natura &Co Holding ADSs or Natura &Co Holding Shares as Merger Consideration. In lieu of fractional Natura &Co Holding ADSs or Natura &Co Holding Shares, each holder of Merger Sub I Shares who would otherwise be entitled to receive a fractional Natura &Co Holding ADSs or Natura &Co Holding Shares will instead be entitled under the terms of the Merger Agreement to receive a cash payment (subject to customary rounding) representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of Natura &Co Holding ADSs or Natura &Co Holding Shares equal to the excess of (i) the aggregate number of Natura &Co Holding ADSs and Natura &Co Holding Shares to be delivered to the Exchange Agent by Natura &Co as part of the Exchange Fund over (ii) the aggregate number of whole Natura &Co Holding ADSs and Natura &Co Holding Shares to be distributed to the holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares) as Merger Consideration (such excess, the “Excess ADSs and Shares”).

As soon as reasonably practicable after the effective time of the Second Merger, the Exchange Agent, as agent for the holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares) that would otherwise receive fractional Natura &Co Holding ADSs or Natura &Co Holding Shares, will sell the Excess ADSs and Shares at then prevailing prices on the NYSE (in the case of Natura &Co Holding ADSs) or the B3 (in the case of Natura &Co Holding Shares) in the manner provided in the Merger Agreement. The sale of the Excess ADSs and Shares by the Exchange Agent will be made at such times, in such manner and on such terms as the Exchange Agent shall determine in its reasonable discretion. The Exchange Agent will determine the portion of the net proceeds (subject to customary rounding) of such sale of Excess ADSs and Shares to which each applicable holder is entitled, if any, by multiplying (1) the amount of the net proceeds from the sale in accordance with the Merger Agreement by (2) a fraction, the numerator of which is the amount of the fractional Natura &Co Holding ADSs or Natura &Co Holding Shares, as applicable, to which such holder is entitled and the denominator of which is the aggregate amount of fractional Natura &Co Holding ADSs or Natura &Co Holding Shares, as applicable, to which all applicable holders are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares) in lieu of any fractional Natura &Co Holding ADSs or Natura &Co Holding Shares, the Exchange Agent shall make available such amounts to such holders without interest, subject to and in accordance with the applicable terms of the Merger Agreement.

Closing; Effective Times of the Mergers

The closing of the First Merger will occur as soon as possible, but in any event, no later than five (5) business days after all of the closing conditions (other than conditions that by their nature are to be satisfied at Closing) have been met or waived by the party or parties entitled to the benefit thereof. The closing of the Second Merger (together with the closing of the First Merger, the “Closing” and the date on which the Closing occurs, the “Closing Date”), will take place immediately following the consummation of the First Merger. The First Merger will become effective upon the filing of a certificate of merger with respect to the First Merger with the Department of State of the State of New York and with the Delaware Secretary of State or at such later date or time as is agreed upon by Natura Cosméticos and Avon and specified in such certificate of merger. The Second Merger will become effective upon the filing of a certificate of merger with the Delaware Secretary of State or at such later time as is agreed upon by Natura Cosméticos and Avon and specified in such certificate of merger. Subject to the terms and conditions of the Merger Agreement and in accordance with applicable law, (i) at the effective time of the First Merger, Merger Sub II, an indirect wholly owned subsidiary of Natura &Co Holding, will merge with and into Avon with Avon surviving the merger and (ii) at the effective time of the Second Merger, Merger Sub I, the direct parent company of Merger Sub II and a direct wholly owned subsidiary of Natura &Co Holding, will merge with and into Natura &Co Holding with Natura &Co Holding surviving the merger, as a result of which Avon will become a wholly owned direct subsidiary of Natura &Co Holding.

Procedures for Distribution of Consideration and Exchange of Avon Shares

Prior to the Closing Date, Natura &Co Holding will appoint a bank or trust company reasonably acceptable to Avon to act as an Exchange Agent under the Merger Agreement (the “Exchange Agent”) and enter into an agreement with the Exchange Agent in form and substance reasonably satisfactory to Avon to effect the applicable terms of the Merger Agreement. At or prior to the Closing, the Natura Entities will have deposited, or will have caused to be deposited with or provided to, (1) the ADS Depositary, or a nominee for the ADS Depositary, a number of Natura &Co Holding Shares equal to the aggregate number of Natura &Co Holding ADSs to be issued as Common Stock Consideration and (2) the Exchange Agent, in escrow (x) for the benefit of the holders of Avon Common Shares, irrevocable written instruction to cause the aggregate number of Natura &Co Holding ADSs to be issued as Common Stock Consideration, (y) for the benefit of the holders of Avon Common Shares, receipts (or uncertificated book-entries, as applicable) representing such aggregate number of Natura &Co Holding ADSs, and (z) for the benefit of the holders of the Avon Preferred Shares, an amount in cash in U.S. dollars sufficient to pay the Preferred Stock Consideration. In addition, the Natura Entities will deposit, or cause to be deposited, with the Exchange Agent, as necessary from time to time at or after the Closing any dividends or distributions payable as described in the section of this proxy statement/prospectus entitled “—Dividends and Distributions” below. The cash and Natura &Co Holding ADSs, whether evidenced by receipts or book-entries, together with any dividends or distributions and cash in lieu of fractional shares payable to Avon shareholders in accordance with the Merger Agreement that is deposited with or provided to the Exchange Agent by or on behalf of the Natura Entities is be referred to as the “Exchange Fund.” If for any reason the Exchange Fund is inadequate to pay the amounts to which holders of Avon Shares are entitled to under the Merger Agreement, the Natura Entities will promptly deposit, or cause to be deposited promptly, additional cash with the Exchange Agent sufficient to make all cash payments of the aggregate Preferred Stock Consideration and any cash payable in lieu of fractional Natura &Co Holding ADSs and additional Natura &Co Holding ADSs with the Exchange Agent (and additional Natura &Co Holding Shares with the ADS Depositary) sufficient to make all payments of the aggregate Common Stock Consideration, and Natura Cosméticos, Natura &Co Holding and Avon, in its capacity as the surviving corporation of the First Merger, will in any event be liable for payment thereof.

Promptly after the Closing, (1) the Natura Entities will instruct the Exchange Agent to pay the Merger Consideration out of the Exchange Fund in accordance with the terms of the Merger Agreement (and, for the avoidance of doubt, the Exchange Fund will not be used for any purpose other than the delivery of the Merger Consideration) and (1) Natura &Co Holding will send, or will cause the Exchange Agent to send, to each Avon shareholder as of immediately prior to the First Merger a letter of transmittal and instructions (which will specify that the delivery will be effected, and risk of loss and title will pass, only upon proper delivery of Avon Share certificates or transfer of the uncertificated Avon Shares to the Exchange Agent) for use in such exchange. The Exchange Agent will not be entitled to vote or exercise any rights of ownership with respect to Natura &Co Holding ADSs held by it under the Merger Agreement, except that it will receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of the Avon shareholders entitled thereto.

At the effective time of the First Merger, the stock transfer records of Merger Sub I will record the issuance of all Merger Sub I Shares issuable to Avon shareholders in the First Merger as of the effective time of the First Merger such that immediately following the effective time of the First Merger, such Merger Sub I Shares will be deemed issued and outstanding Merger Sub I Shares. Accordingly, from and after the effective time of the First Merger, stock certificates previously evidencing ownership of Avon Common Shares that were converted in the First Merger into Merger Sub I Shares will no longer evidence ownership of Avon Common Shares but will evidence only ownership of the Merger Sub I Shares into which the Merger Sub I Shares previously represented by such stock certificates were converted in the First Merger. Each holder of shares of Avon Common Shares that have been converted into the right to receive the Merger Sub I shares in connection with the First Merger, and which Merger Sub I shares are in turn converted into the right to receive the Merger Consideration in connection with the Second Merger, will be entitled to receive, (i) in the case of certificates that immediately prior to the effective time of the First Merger represented outstanding Avon Shares, upon surrender to the

Exchange Agent of such a certificate, together with a properly completed letter of transmittal and (ii) in the case of shares held in book-entry form, upon receipt of any “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), the Common Stock Consideration or Preferred Stock Consideration, as applicable, due in respect of the Avon Shares represented by such certificate or such book-entry shares, as applicable. Until so surrendered or transferred, each such Avon Share evidenced by a certificate or Avon Share held in book-entry form will represent for all purposes after the Closing only the right to receive the Merger Consideration and, in the case of Avon Common Shares represented by certificates or uncertificated Avon Common Shares, the right to receive any dividends or other distributions as described in the section of this proxy statement/prospectus entitled “—Dividends and Distributions” below.

For the avoidance of doubt, under the applicable provisions of the Merger Agreement, each Avon shareholder entitled to receive Merger Sub I Shares in the First Merger shall instead receive an equal number of Natura &Co Holding ADSs (or at such Avon shareholder’s option, Natura &Co Holding Shares) to be issued following the Second Merger as the Common Stock Consideration. The Natura &Co Holding ADSs constituting part of such consideration, at Natura &Co Holding’s option, shall be in uncertificated book-entry form, unless a physical American depositary receipt in respect of such Natura &Co Holding ADS is requested by such Avon shareholder or is otherwise required by applicable law, in which case the Natura Entities shall cause the Exchange Agent to send such physical American depositary receipt to such Avon shareholder promptly in accordance with the agreement entered into between Natura &Co Holding and the Exchange Agent to effect the applicable terms of the Merger Agreement.

If any portion of the Merger Consideration is to be paid to a person other than the person in whose name the surrendered certificate in respect of Avon Shares or the transferred book-entry Avon Shares is registered, payment may be made with respect to such Avon Shares to such person if (i) such certificate is properly endorsed or otherwise in proper form for transfer or such Avon Shares held in book-entry form have been properly transferred and (ii) the person requesting such payment pays to the Exchange Agent any transfer or other taxes required as a result of such payment to a person other than the registered holder of such certificate or Avon Shares held in book-entry form or establishes that such transfer taxes have been paid or are not payable.

If an Avon shareholders’ stock certificate has been lost, stolen or destroyed, the Exchange Agent will deliver to such Avon shareholder the Merger Consideration payable in respect of the Avon Shares represented by that certificate only if such Avon shareholder (i) makes an affidavit claiming such certificate has been lost, stolen or destroyed and (ii) if required by Natura &Co Holding, posts a bond in a reasonable amount as Natura &Co may direct, as indemnity against any claim that may be made against the Exchange Agent or Natura &Co Holding with respect to such stock certificate.

Avon shareholders should not send their certificates until requested to do so and should send them only pursuant to instructions set forth in the letters of transmittal to be mailed to Avon shareholders promptly after the Closing. In all cases, Merger Consideration will be paid only in accordance with the procedures set forth in the Merger Agreement and such letters of transmittal.

The Merger Agreement provides that one year after the Closing, the Exchange Agent and/or the ADS Depositary will deliver to Natura &Co Holding or its designee, upon its demand, any Merger Consideration made available to the Exchange Agent and/or the ADS Depositary that remains at such time unclaimed by holders of Avon Shares. Any holders of Avon Shares who have not complied with the above-described procedures to receive payment of the Merger Consideration during such one-year period may thereafter look only to Natura &Co Holding for payment of the Merger Consideration and any dividends or other distributions, without interest, to which they are entitled. Any Merger Consideration remaining unclaimed by Avon shareholders as of such time when the amounts would otherwise escheat to or become property of any governmental authority will become, to the extent permitted by applicable law, the property of Natura &Co Holding, free and clear of any claims or interest of any person previously entitled thereto.

Dividends and Distributions

No dividends or other distributions with respect to Natura &Co Holding Shares or Natura &Co Holding ADSs, and no cash payment in lieu of fractional shares or Natura &Co Holding ADSs, except as described in the section of this proxy statement/prospectus entitled “—Fractional Natura &Co Holding ADSs and Natura &Co Holding Shares” above, shall be paid to the holder of any stock certificates for Avon Shares not surrendered to the Exchange Agent or of any uncertificated Avon Shares not transferred until such stock certificates or uncertificated shares are surrendered or transferred, as the case may be. Following such surrender or transfer, there shall be paid, without interest, to the person in whose name the Natura &Co Holding Shares or Natura &Co Holding ADSs have been registered at the time of such surrender or transfer, (i) the amount of any cash payable in lieu of fractional shares to which such person is entitled under the Merger Agreement, as described above, (ii) at the time of such surrender or transfer, the dividends or other distributions with a record date after the Closing theretofore payable with respect to such Natura &Co Holding Shares or Natura &Co Holding ADSs and (iii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Closing and prior to such surrender or transfer and with a payment date subsequent to such surrender or transfer payable with respect to such Natura &Co Holding Shares or Natura &Co Holding ADSs.

Treatment of Stock Options and Other Equity-Based Awards

Avon Stock Options and Other Equity-Based Awards

Avon Restricted Stock Units. At or immediately prior to the Closing, each Avon RSU will be converted into an award of Natura &Co Holding RSUs (rounded up to the nearest number of whole shares), equal to (A) the number of Avon Common Shares subject to such award of Avon RSUs immediately prior to the effective time of the Transaction multiplied by (B) the Exchange Ratio, and the terms and conditions (including service-based vesting conditions) applicable to such award of Avon RSUs shall continue in full force and effect with respect to such award of Natura &Co Holding RSUs.

Avon Performance Stock Units. At or immediately prior to the Closing, each Avon PSU will be converted into an award of Natura &Co Holding PSUs (rounded up to the nearest number of whole shares), that is subject solely to time-based vesting equal to (A) the number of Avon Common Shares subject to such award of Avon PSUs immediately prior to the effective time of the Transaction (if applicable performance goals were deemed to be attained at target level) multiplied by (B) the Exchange Ratio, and the terms and conditions (including service-based vesting conditions but not performance-based vesting conditions) applicable to such award of Avon PSUs shall continue in full force and effect with respect to such award of Natura &Co Holding PSUs.

Avon Restricted Stock. At or immediately prior to the Closing, each award of Avon Restricted Stock will be converted into an award denominated in Natura &Co Holding Shares or Natura &Co Holding ADSs against the deposit of the requisite number of Natura &Co Holding Shares (“Natura &Co Holding Restricted Stock”), as applicable, equal to (A) the number of Avon Common Shares subject to such award of Avon Restricted Stock immediately prior to the effective time of the Transaction multiplied by (B) the Exchange Ratio, and the terms and conditions (including service-based vesting conditions) applicable to such award of Avon Restricted Stock shall continue in full force and effect with respect to such award of Natura &Co Holding Restricted Stock.

Avon Stock Options. At or immediately prior to the Closing, each outstanding Avon Stock Option whether or not then vested or exercisable, will automatically be canceled in exchange for the right to receive an amount in cash, without interest, equal to (A) the number of Avon Common Shares underlying such Avon Stock Option immediately prior to the effective time of the Transaction multiplied by (B) the excess, if any, of the per share cash out price over the exercise price per share of such Avon Stock Option, where the “per share cash out price” is the closing price of an Avon Common Share on the NYSE on the Closing Date and if there are no trades on the Closing Date, on the day on which a trade occurred next preceding the Closing Date and (ii) no amount will be payable upon cancellation of an Avon Stock Option with an exercise price per share that is greater than the per share cash-out price.

Avon Stock Appreciation Rights. At or immediately prior to the Closing, each outstanding Avon SAR, whether or not then vested or exercisable, will automatically be canceled in exchange for the right to receive an amount in cash, without interest, equal to (A) the number of Avon Common Shares subject to such Avon SAR immediately prior to the effective time of the Transaction multiplied by (B) the excess, if any, of the per share cash-out price over the exercise price per share of such Avon SAR, and no amount will be payable upon cancellation of an Avon SAR with an exercise price per share that is greater than the per share cash-out price.

Any Avon equity award granted after May 22, 2019 shall be subject to pro-rata vesting (as described in the applicable award agreement) upon certain terminations of the award holder’s employment.

Natura Cosméticos Stock Options and Other Equity-Based Awards

Natura Cosméticos Stock Options. At or prior to the Closing, each award of options to purchase Natura Cosméticos Shares that is outstanding prior to the Closing, whether or not vested or exercisable, will be assumed by Natura &Co Holding and converted into an award of options to acquire, on the same terms and conditions as were applicable to such options as of immediately prior to the conversion, a number of Natura &Co Holding Shares equal to the number of Natura Cosméticos Shares subject to such options as of immediately prior to the conversion, at an exercise price per Natura &Co Holding Share equal to the per share exercise price of such options.

Natura Cosméticos Restricted Stock Award. At or prior to the Closing, each Natura Cosméticos Share that is subject to an award of Natura Cosméticos Shares subject to vesting or forfeiture conditions that is outstanding prior to the Closing will be converted into one (1) Natura &Co Holding Share, provided that any vesting conditions and restrictions on such Natura Cosméticos Share will continue in full force and effect following such conversion.

Natura Cosméticos Restricted or Performance Restricted Stock Units. At or prior to the Closing, each award of restricted or performance restricted stock units with respect to Natura Cosméticos Shares that is outstanding prior to the Closing will be converted into, at Natura Cosméticos’s election: (i) an award of performance-contingent restricted stock units with respect to a number of Natura &Co Holding Shares equal to the number of Natura Cosméticos Shares subject to such converted award of restricted or performance restricted stock units as of immediately prior to the conversion or (ii) an award of restricted stock units that is subject solely to time-based vesting with respect to a number of Natura &Co Holding Shares equal to the target number of Natura Cosméticos Shares subject to such converted award of restricted or performance restricted stock units immediately prior to the conversion (in each case, a “Natura Converted SU”). Any vesting conditions and restrictions in effect in respect of such converted award of restricted or performance restricted stock units (other than performance-based vesting conditions if such conditions no longer apply) will continue in full force and effect in respect of such Natura Cosméticos Converted SU and the other provisions of such converted award of restricted or performance restricted stock units will otherwise remain unchanged as a result of the conversion, subject to certain customary exceptions specified in the Merger Agreement.

The Natura Restructuring

The Merger Agreement requires that prior to the Closing, the Founders shall make the Founders Contribution, and immediately following the making of the Founders Contribution and prior to the Closing, the Natura Entities shall cause the Merger of Shares to occur such that the number of Natura &Co Holding Shares outstanding as of immediately after the Merger of Shares equals the total number of Natura Cosméticos Shares outstanding as of immediately prior to the Merger of Shares. As noted earlier in this proxy statement/prospectus, the Founders Contribution together with the Merger of Shares is referred to herein as the “Natura Restructuring.”

Representations and Warranties

The Merger Agreement contains representations and warranties of Avon and the Natura Entities. The representations and warranties in the Merger Agreement are complicated and not easily summarized. You are urged to read carefully, and in their entirety, the sections of the Merger Agreement entitled “Representations and Warranties of the Company” and “Representations and Warranties of Parent and HoldCo” in Articles 4 and 5, respectively, of the Merger Agreement attached as Annexes A and B and incorporated into this proxy statement/prospectus by reference in its entirety. However, the assertions embodied in the representations and warranties made by the parties are qualified by information and statements disclosed in certain documents filed by Avon with the SEC, by Cosméticos with the CVM and as made in Avon’s and Natura Cosméticos’s respective confidential disclosure letters to the Merger Agreement (the “disclosure letters”) that Avon and Cosméticos provided to each other in connection with the signing of the Merger Agreement, as applicable. While no party believes that such disclosure letters contain information that applicable securities laws require to be disclosed publicly (other than information that has already been so disclosed), the disclosure letters do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, Avon shareholders should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts, since such representations and warranties were made by the parties to the Merger Agreement to and solely for the benefit of each other, and they are modified in important part by the underlying disclosure letters. The disclosure letters contain information that has been included in Avon’s and Natura Cosméticos’s respective general prior public disclosures, as well as additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Avon’s or Natura Cosméticos’s public disclosures.

The Merger Agreement contains representations and warranties of Avon as to, among other things:

•	corporate existence and power;

•	corporate authorization;

•	governmental authorization;

•	non-contravention;

•	capitalization;

•	subsidiaries;

•	SEC filings and the Sarbanes-Oxley Act;

•	financial statements;

•	disclosure documents;

•	absence of certain changes;

•	no undisclosed material liabilities;

•	compliance with applicable law;

•	litigation;

•	properties;

•	intellectual property;

•	taxes;

•	employees and employee benefit plans;

•	environmental matters;

•	product liability, ingredients and product testing;

•	material contracts;

•	biodiversity and legal communities;

•	insurance;

•	finders’ fees;

•	opinions of financial advisors; and

•	antitakeover statutes.

In addition, the Merger Agreement contains representations and warranties of the Natura Entities as to, among other things:

•	corporate existence and power;

•	corporate authorization;

•	governmental authorization;

•	non-contravention;

•	capitalization;

•	subsidiaries;

•	CVM filings;

•	financial statements;

•	disclosure documents;

•	absence of certain changes;

•	no undisclosed material liabilities;

•	compliance with applicable law;

•	litigation;

•	intellectual property;

•	taxes;

•	employees and employee benefit plans;

•	environmental matters;

•	product liability, ingredients and product testing;

•	material contracts;

•	activities of Natura &Co Holding and the Merger Subs;

•	financing; and

•	finders’ fees.

Conduct of Avon’s Business Pending Closing

Avon has agreed in the Merger Agreement that, except (i) with the prior written consent of Natura Cosméticos (which consent will not be unreasonably withheld, conditioned or delayed), (ii) as expressly contemplated by the Merger Agreement (including any actions required in connection with the Natura Restructuring) or set forth in Avon’s disclosure letter, or (iii) as required by applicable law, between the date of the Merger Agreement and the Closing, Avon will, and will cause its subsidiaries to, use its commercially reasonable efforts to conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to: (A) preserve intact and maintain its present business organizations and

(B) maintain and preserve all goodwill associated with its business, affairs and properties, its reputation and its brand value. Without limiting the generality of the foregoing, from the date of the Merger Agreement until the Closing, and except (i) with the prior written consent of Natura Cosméticos (which consent will not be unreasonably withheld, conditioned or delayed), (ii) as expressly contemplated by the Merger Agreement (including any actions required in connection with the Natura Restructuring) or set forth in Avon’s disclosure letter, or (iii) as required by applicable law, Avon shall not, nor shall it permit any of its subsidiaries to:

•

amend its organizational documents (other than, with respect to any wholly-owned subsidiary of Avon, in any manner that would not have an adverse effect on Avon’s ability to perform its obligations under the Merger Agreement in any material respect or consummate the transactions contemplated by the Merger Agreement);

•

(i) split, combine or reclassify any equity securities of Avon or any of its subsidiaries, subject to certain exceptions, (ii) declare, set aside or pay any dividend or other distribution in respect of equity securities of Avon or any of its subsidiaries, except for dividends by any wholly owned subsidiary of Avon to Avon or another wholly owned subsidiary thereof and dividends as required by Avon’s certificate of incorporation in respect of Avon Preferred Shares or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any equity securities of Avon or any of its subsidiaries, except, in the case of this clause (iii), (w) acquisitions and offers of equity securities of Avon’s subsidiaries from a wholly owned subsidiary of Avon, (x) in connection with the satisfaction of tax withholding obligations with respect to Avon’s equity awards, (y) acquisitions by Avon in connection with the forfeiture of Avon’s equity awards or (z) acquisitions by Avon in connection with the net exercise of Avon’s stock options;

•

issue, deliver or sell any equity securities of Avon or any of its subsidiaries other than the issuance, sale or grant of (i) equity securities of Avon upon the exercise or in settlement of Avon’s equity awards outstanding on the date of the Merger Agreement or granted not in violation of the Merger Agreement or required pursuant to obligations under Avon’s employee plans which are outstanding on the date of the Merger Agreement or (ii) any equity securities of subsidiaries of Avon to Avon or any other wholly owned subsidiary of Avon in the ordinary course of business consistent with past practice;

•

incur any capital expenditures or any obligations or liabilities, except for (i) those not in excess of 10% of the amounts contemplated in the capital expenditure budget disclosed to Natura Cosméticos in Avon’s disclosure letter and (ii) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident to the extent such repair or replacements are consistent with Avon’s past practices;

•

acquire any assets, securities, properties, interests or businesses over U.S.$10 million individually or U.S.$20 million in the aggregate in any year, other than supplies in the ordinary course of business, consistent with past practice; provided that neither Avon nor any of its subsidiaries will enter into any such transaction that would, or would reasonably be expected to, prevent, materially delay (beyond the date on which all conditions to Closing are reasonably expected to be satisfied) or materially impair the consummation of the transactions contemplated by the Merger Agreement;

•

sell, lease, sublease, license or otherwise transfer or dispose of, or create or incur any lien on, any of Avon’s or its subsidiaries’ assets, securities, properties, interests or businesses (other than transactions solely among Avon and its wholly owned subsidiaries), other than (i) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice, (ii) any intellectual property right, described in the bullet point below, and (iii) sales of assets, securities and properties with a sale price that does not exceed U.S.$25 million individually or U.S.$125 million in the aggregate;

•

sell, lease, license, sublicense, modify, terminate, otherwise transfer or dispose of, abandon or permit to lapse, fail to take any action necessary to maintain, enforce or protect, or create or incur any lien on, any material intellectual property right of Avon or any of its subsidiaries (other than transactions solely among Avon and its wholly owned subsidiaries), except for the grant of non-exclusive licenses in the ordinary course of business;

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make any loans, advances or capital contributions to, or investments in, any person or entity (other than Avon or any direct or indirect wholly owned subsidiary of Avon) in excess of U.S.$10 million, other than in the ordinary course of business consistent with past practice;

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incur or become liable for any indebtedness other than (i) intra-company indebtedness for borrowed money or guarantee thereof, (ii) borrowings under Avon’s existing credit facilities, (iii) indebtedness in a principal amount not to exceed (x) in the case of indebtedness for borrowed money, U.S.$50 million in the aggregate at any time and (y) in the case of guarantees, U.S.$50 million in the aggregate at any time (provided the amounts set forth in clauses (x) first and (y) second, without duplication, shall be reduced by any indebtedness for borrowed money created, incurred or assumed under Avon’s existing credit facilities and then outstanding) or (iii) indebtedness to refinance or prepay any existing indebtedness or guarantees which have matured at the time of such incurrence of new indebtedness or are scheduled to mature within the 12-month period following such incurrence of new indebtedness (provided that the aggregate principal amount of such indebtedness or guarantee does not exceed the principal amount of the indebtedness or guarantee being refinanced or prepaid), in each case (other than borrowings under Avon’s existing credit facility), on terms and conditions that would not require any consents or waivers as a result of the transactions contemplated by the Merger Agreement;

•

other than as permitted by the bullet points above and below or on terms consistent with past practice, (A) amend or modify in any material respect, or terminate or cancel any contract that would be deemed a material contract under the terms of the Merger Agreement, (B) enter into any contract that would have constituted a material contract for purposes of the Merger Agreement had it been in effect as of the date of the Merger Agreement, (C) waive, release, assign or fail to exercise or pursue any material right, claim or benefit of Avon or any of its subsidiaries under any such material contract, or (D) enter into, amend, modify, terminate or cancel certain agreements relating to the sale of New Avon LLC (“New Avon”) or between Avon, on the one hand, and Cerberus Investor or New Avon, on the other hand, in the case of amendments or modifications, in any manner that is adverse to the rights or obligations of Avon or any of its subsidiaries thereunder, in each case subject to certain exceptions specified in the Merger Agreement;

•

except as required by applicable law or the terms of an employee plan or collective bargaining agreement in effect on May 22, 2019, (i) grant or increase any severance, retention or termination pay to, or enter into or amend any severance, retention, termination, employment, consulting, bonus or change of control agreement, with any current or former service provider, (ii) increase the compensation or benefits provided to any current or former service provider, (iii) grant or discretionally accelerate any equity awards to any current or former service provider, (iv) enter into or amend any employee plan or collective bargaining agreement, (v) hire any employees, other than employees who are not key employees and who are hired in the ordinary course consistent with past practice, terminate, other than for cause, any key employee or terminate any employees who are not key employees unless for cause or in the ordinary course consistent with past practice or (vi) effectuate a “plant closing” or “mass layoff” (as those terms are defined under WARN and any comparable foreign, state or local law) of company service providers;

•	materially change any financial accounting method, except as required by changes in GAAP (or any interpretation thereof), by applicable law or any governmental authority or quasi-governmental entity;

•

(i) make or change any material tax election, (ii) change any tax accounting period, (iii) adopt or change any material method of tax accounting, file any material amended tax return, (iv) file for, enter into or amend any material tax ruling or material tax grant, concession, closing agreement or similar agreement, or (v) surrender or settle any material tax claim, audit or assessment, surrender any right to claim a material tax refund, offset or other reduction in tax liability or consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment;

•

settle, or offer to settle (i) any material litigation or other claim involving Avon or any of its subsidiaries, or any of their respective officers and directors in their capacities as such, other than settlements the amount of which is not in excess of U.S.$3 million individually or U.S.$30 million in the aggregate; provided that such settlements do not involve any non-de minimis injunctive or equitable relief or impose non-de minimis restrictions on the business activities of Avon and its subsidiaries or (ii) any litigation or other claim that relates to the transactions contemplated by the Merger Agreement;

•

adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the subsidiaries of Avon (other than transactions involving subsidiaries of Avon that would not have an adverse effect on Avon’s ability to perform its obligations under the Merger Agreement in any material respect or consummate the transactions contemplated by the Merger Agreement); or

•	agree, propose, authorize, resolve or commit to do any of the foregoing.

The covenants in the Merger Agreement relating to the conduct of Avon’s business are complicated and not easily summarized. You are urged to read carefully and in its entirety Section 6.01 entitled “Conduct of the Company” of the Merger Agreement which is attached as Annexes A and B and incorporated into this proxy statement/prospectus by reference in its entirety.

Conduct of Natura Cosméticos’s and Natura &Co Holding’s Businesses Pending Closing

The Natura Entities have agreed in the Merger Agreement that, except (i) with the prior written consent of Avon (which consent will not be unreasonably withheld, conditioned or delayed), (ii) as expressly contemplated by the Merger Agreement (including any actions required in connection with the Natura Restructuring) or set forth in Natura Cosméticos’s disclosure letter, or (iii) as required by applicable law, between the date of the Merger Agreement and the Closing, Natura Cosméticos and Natura &Co Holding will, and will each cause its respective subsidiaries to, use its commercially reasonable efforts to conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to: (A) preserve intact and maintain its present business organizations and (B) maintain and preserve all goodwill associated with its business, affairs and properties, its reputation and its brand value. Without limiting the generality of the foregoing, from the date of the Merger Agreement until the Closing, and except (i) with the prior written consent of Avon (which consent will not be unreasonably withheld, conditioned or delayed), (ii) as expressly contemplated by the Merger Agreement (including any actions required in connection with the Natura Restructuring) or set forth in Natura Cosméticos’s disclosure letter, or (iii) as required by applicable law, Natura Cosméticos and Natura &Co Holding shall not, and shall each cause its respective subsidiaries not to:

•

amend its organizational documents (other than, with respect to any wholly-owned subsidiary of Natura Cosméticos (or, after the consummation of the Natura Restructuring, Natura &Co Holding), in any manner that would not have a material adverse effect on the ability of any of the Natura Entities to perform its obligations under the Merger Agreement or consummate the transactions contemplated by the Merger Agreement);

•

(i) split, combine or reclassify any equity securities of Natura Cosméticos, Natura &Co Holding or any of Natura Cosméticos’s subsidiaries, (ii) declare, set aside or pay any dividend or other distribution in respect of any equity securities of Natura Cosméticos, Natura &Co Holding or any of Natura Cosméticos’s subsidiaries, except for dividends by any of Natura Cosméticos’s (or, after consummation of the Natura Restructuring, Natura &Co Holding’s) wholly owned subsidiaries or regular cash dividends with customary record and payment dates in respect of Natura Cosméticos Shares (or, after consummation of the Natura Restructuring, Natura &Co Holding Shares) as described in Natura Cosméticos’s disclosure letter; (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any equity securities of Natura Cosméticos, Natura &Co Holding or any of Natura Cosméticos’s subsidiaries, except, in the case of this last clause (iii), (w) acquisitions and offers of equity securities of Natura Cosméticos’s subsidiaries from a wholly owned subsidiary of Natura Cosméticos (or, after the consummation of the Natura Restructuring, Natura &Co Holding), (x) in connection with the satisfaction of tax withholding obligations with respect to equity awards issued by Natura Cosméticos (or, after the consummation of the Natura Restructuring, Natura &Co Holding) or any of its subsidiaries, (y) acquisitions by Natura Cosméticos (or, after the consummation of the Natura Restructuring, Natura &Co Holding) in connection with the forfeiture of equity awards issued by Natura Cosméticos (or, after the consummation of the Natura Restructuring, Natura &Co Holding) or any of its subsidiaries or (z) acquisitions by Natura Cosméticos (or, after the consummation of the Natura Restructuring, Natura &Co Holding) in connection with the net exercise of Natura Cosméticos’s stock options;

•

issue, deliver or sell any equity securities of Natura Cosméticos, Natura &Co Holding or any of Natura Cosméticos’s subsidiaries other than the issuance, sale or grant of (i) equity securities of Natura Cosméticos (or, after the consummation of the Natura Restructuring, Natura &Co Holding) upon the exercise or in settlement of Natura Cosméticos’s (or, after the consummation of the Natura Restructuring, Natura &Co Holding’s) equity awards outstanding on the date of the Merger Agreement or granted in the ordinary course not in violation of the Merger Agreement or required pursuant to obligations under Natura Cosméticos’s (or, after the consummation of the Natura Restructuring, Natura &Co Holding’s) employee plans which are outstanding on the date of the Merger Agreement or (ii) any equity securities of subsidiaries of Natura Cosméticos to Natura Cosméticos (or, after the consummation of the Natura Restructuring, Natura &Co Holding) or any other wholly owned subsidiary of Natura Cosméticos (or, after the consummation of the Natura Restructuring, Natura &Co Holding) in the ordinary course of business consistent with past practice; provided that in no event can there be an issuance, delivery or sale of any equity securities that would cause the Natura Cosméticos Shares held by the Founders to cease representing more than half of the voting shares of Natura Cosméticos (or, after the consummation of the Natura Restructuring, Natura &Co Holding);

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other than capital expenditures disclosed to Avon in Natura Cosméticos’s disclosure letter, acquire any assets, securities, properties, interests or businesses over U.S.$50 million individually or U.S.$120 million in the aggregate in any year, other than supplies in the ordinary course of business of Natura Cosméticos and its subsidiaries, consistent with past practice; provided that neither Natura Cosméticos or Natura &Co Holding nor any of their subsidiaries will enter into any such transaction that would, or would reasonably be expected to, prevent, materially delay (beyond the date on which all conditions to Closing are reasonably expected to be satisfied) or materially impair the consummation of the transactions contemplated by the Merger Agreement;

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incur or become liable for any indebtedness other than (i) intra-company indebtedness, (ii) indebtedness in accordance with limitations and restrictions on indebtedness in Natura Cosméticos’s indebtedness as of the date of the Merger Agreement or (iii) indebtedness to refinance or prepay any existing indebtedness or guarantees;

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amend or modify in any material respect, or enter into, any contract with an affiliate of Natura Cosméticos, other than contracts, amendments or modifications that are entered on arm’s-length terms with any director or officer of Natura Cosméticos who is not a Founder or an affiliate, “associate” or “immediate family” member thereof, as defined under rules promulgated under the Exchange Act (as if such rules were applicable to the Founders);

•

materially change any financial accounting method, except as required by changes in accounting practices adopted in Brazil (or any interpretation thereof) or by applicable law or any governmental authority or quasi-governmental entity;

•

(i) make or change any material tax election, (ii) change any tax accounting period, (iii) adopt or change any material method of tax accounting, (iv) file any material amended tax return, (v) file for, enter into or amend any material tax ruling or material tax grant, concession, closing agreement or similar agreement, or (vi) surrender or settle any material tax claim, audit or assessment, surrender any right to claim a material tax refund, offset or other reduction in tax liability or consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment, in each case, to the extent occurring outside the ordinary course of business; provided that, for avoidance of doubt,

(x) any amendments to tax returns made with the sole purpose of correcting errors or misdeclarations in the ordinary course of business and (y) any tax refund or offset claims made in connection with any existing legal proceedings in which Natura Cosméticos or any of its affiliates is seeking the acknowledgment of its right to a refund or offset of tax unduly paid or paid in excess, in each case will not be deemed material;

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adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Natura Cosméticos, Natura &Co Holding or any of their respective subsidiaries (other than transactions involving subsidiaries of Natura Cosméticos that would not have a material effect on the ability of any of the Natura Entities to perform its obligations under the Merger Agreement or consummate the transactions contemplated by the Merger Agreement); or

•	agree, propose, authorize, resolve or commit to do any of the foregoing.

The covenants in the Merger Agreement relating to the conduct of Natura Cosméticos’s and Natura &Co Holding’s businesses are complicated and not easily summarized. You are urged to read carefully and in its entirety Section 7.01 entitled “Conduct of Parent and HoldCo” of the Merger Agreement which is attached as Annexes A and B and incorporated into this proxy statement/prospectus by reference in its entirety.

No Solicitation of an Avon Acquisition Proposal; Avon Adverse Recommendation Change

Except as set forth below, Avon has agreed to not, and to cause Avon’s subsidiaries and their respective officers, directors and employees, and to instruct and use reasonable best efforts to cause its and its subsidiaries’ investment bankers, attorneys, accountants, consultants and other agents, advisors, intermediaries and representatives (collectively, “Representatives”) not to, directly or indirectly:

•	solicit, initiate or knowingly facilitate or encourage the submission of any Avon Acquisition Proposal (as defined below);

•

enter into or participate in any discussions or negotiations relating to an Avon Acquisition Proposal with, furnish any non-public information relating to Avon or any of its subsidiaries or afford access to the business, properties, assets, books or records of Avon or any of its subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, an Avon Acquisition Proposal;

•

amend or grant any waiver or release under or fail to enforce any standstill or similar agreement with respect to any class of equity securities of Avon or any of its subsidiaries, unless Avon’s board of directors determines after considering advice from outside legal counsel to Avon that the failure to waive or release such provision would be inconsistent with its fiduciary duties under applicable law (provided that the foregoing in this bullet will not restrict Avon from permitting a person to orally request a waiver of a “standstill” or similar obligation to the extent necessary to comply with fiduciary duties under applicable law);

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(i) withdraw or modify in a manner adverse to Natura Cosméticos, or publicly propose to withdraw or modify in a manner adverse to Natura Cosméticos, the approval by Avon’s board of directors of the Merger Agreement and the transactions contemplated by the Merger Agreement or the Avon Board Recommendation (it being understood that if any Avon Acquisition Proposal structured as a tender or exchange offer is commenced, the Avon’s board of directors failing to recommend against acceptance of such tender or exchange offer by Avon’s shareholders within 10 business days of commencement thereof in accordance with applicable securities rules shall be considered a modification in a manner adverse to Natura Cosméticos), (ii) fail to make or include the Avon Board Recommendation in this proxy statement/prospectus or (iii) recommend, adopt or approve or publicly propose to recommend, adopt or approve an Avon Acquisition Proposal (any of the foregoing, an “Avon Adverse Recommendation Change”);

•	enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other agreement relating to an Avon Acquisition Proposal.

Any violation of the foregoing restrictions by any subsidiary of Avon or any Representative of Avon or any of its subsidiaries will be deemed a breach of the foregoing restrictions by Avon itself.

Notwithstanding the foregoing restrictions but subject to the additional requirements summarized below, the Merger Agreement provides that, at any time prior to obtaining the Avon Shareholder Approval, but in no event after the Avon Shareholder Approval is obtained:

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if Avon, directly or indirectly through any of Avon’s Representatives, receives a written Avon Acquisition Proposal from any third party, which Avon Acquisition Proposal did not result from a breach of the non-solicit provision of the Merger Agreement, Avon may directly or indirectly through Avon’s representatives contact such third party for the sole purpose of clarifying the terms and conditions thereof and if Avon’s Board determines in good faith by a majority vote, after considering advice from a financial advisor of nationally recognized reputation and Avon’s outside legal counsel, that such Avon Acquisition Proposal constitutes or would reasonably be expected to result in an Avon Superior Proposal (as defined below), then Avon, directly or indirectly through its representatives, may engage in negotiations or discussions with such third party and may thereafter furnish information relating to Avon or any of its subsidiaries to such third party pursuant to a confidentiality agreement with such third party with terms no less favorable to Avon than those provided in Avon’s mutual confidentiality agreement with Natura Cosméticos, except that such confidentiality agreement with such third party (A) does not need to include a standstill provision or similar obligations (so long as Natura Cosméticos is concurrently released from any standstill or similar obligations under its mutual confidentiality agreement with Avon) and (B) will not in any event include provisions requiring exclusive negotiations, a copy of which confidentiality agreement with such third party will be provided to Natura Cosméticos promptly after the execution thereof; provided that, to the extent that any such non-public information furnished to such third party or its representatives has not been previously provided or made available to Natura Cosméticos, all such information will be provided or made available to Natura Cosméticos, prior to or substantially concurrently with the time it is provided or made available to such third party;

•

following receipt of an Avon Superior Proposal after the date of the Merger Agreement, Avon’s board of directors may (i) make an Avon Adverse Recommendation Change or (ii) terminate the Merger Agreement pursuant to and in accordance with the applicable provisions thereof in order to enter into a definitive, written agreement concerning an Avon Superior Proposal; and

•

upon the occurrence of an “Avon Intervening Event” (as defined below), the board of directors of Avon may make an Avon Adverse Recommendation Change, so long as Avon, prior to Avon’s board of directors making such Avon Adverse Recommendation Change, (A) provides to Natura Cosméticos four business days’ prior written notice (which will not, by itself, constitute an Avon Adverse Recommendation Change), which will set forth in reasonable detail information describing the Avon Intervening Event and the rationale for the Avon Adverse Recommendation Change and (B) engages in good faith negotiations with Natura Cosméticos (to the extent Natura Cosméticos wishes to engage) during such four business day period to consider adjustments to the terms and conditions of the Merger Agreement which may be proposed in writing by Natura Cosméticos.

Pursuant to the terms of the Merger Agreement, Avon’s board of directors cannot take certain of the actions set forth in the above three bullet points unless Avon’s board of directors determines in good faith by a majority vote, after considering advice from outside legal counsel to Avon, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law. In addition, Avon is required to notify Natura Cosméticos promptly (but in no event later than 24 hours) after receipt by Avon or any of its representatives of (i) any Avon Acquisition Proposal or (ii) any request for information relating to Avon or any of its subsidiaries or request for access to the business, properties, assets, books or records of Avon or any of its subsidiaries by any third party that, in each case, is expressly made in connection with an Avon Acquisition Proposal. Avon is required to provide such notice in writing and shall identify the third party making, and the terms and conditions of, any such Avon Acquisition Proposal (including any changes thereto). Avon is required to keep Natura Cosméticos informed, on a reasonably current basis (but in any event within 24 hours), of the status and material details of any such Avon Acquisition Proposal or request (including any changes thereto), and shall promptly (but in no event later than 24 hours after receipt) provide to Natura Cosméticos copies of all material written materials sent or provided to Avon or any of its subsidiaries that describes any terms or conditions of any Avon Acquisition Proposal (as well as written summaries of any material oral communications addressing such matters).

The board of directors of Avon is prohibited from making an Avon Adverse Recommendation Change in response to an Avon Acquisition Proposal or terminating (or seeking to terminate) the Merger Agreement to accept an Avon Superior Proposal unless (i) Avon has promptly notified Natura Cosméticos in writing at least four business days before taking that action of Avon’s intention to do so, attaching the most current version of the proposed agreement under which such Avon Superior Proposal is proposed to be consummated and the identity of the third party making the Avon Acquisition Proposal, (ii) during such four business day period, if requested by Natura Cosméticos, Avon and its Representatives have discussed and negotiated in good faith with Natura Cosméticos and its Representatives regarding any proposal by Natura Cosméticos to amend the terms of the Merger Agreement in response to such Avon Superior Proposal and (iii) after such four business day period, Avon’s board of directors has determined in good faith, by a majority vote, after considering advice from a financial advisor of nationally recognized reputation and outside legal counsel, and taking into account any proposal by Natura Cosméticos to amend the terms of the Merger Agreement made during such period, that (A) such Avon Acquisition Proposal continues to be an Avon Superior Proposal and (B) the failure to take such action would continue to reasonably be expected to be inconsistent with its fiduciary duties under applicable law. Any amendment to the financial or other material terms of any such Avon Superior Proposal will require a new written notification from Avon and a new notice period, except that the referenced four business day negotiation period will be shortened to two business days.

Under the Merger Agreement, an “Avon Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any offer, proposal or inquiry by a third party relating to (i) any direct or indirect acquisition or purchase of 15% or more of the consolidated assets of Avon and its subsidiaries (including equity securities of the subsidiaries of Avon) or 15% or more of the aggregate voting power of all classes of equity and voting securities of Avon, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 15% or more of the aggregate voting power of all classes of equity and voting securities of Avon or 15% or more of the consolidated assets of Avon and its subsidiaries (including equity securities of the subsidiaries of Avon), or (iii) a merger, consolidation, share exchange, business combination, sale of all or substantially all of the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Avon or any of its subsidiaries that, if consummated, would result in such third party beneficially owning 15% or more of the aggregate voting power of all classes of equity and voting securities of Avon or 15% or more of the consolidated assets of Avon and its subsidiaries (including equity securities of the subsidiaries of Avon).

Under the Merger Agreement, an “Avon Superior Proposal” means any bona fide, unsolicited written Avon Acquisition Proposal for at least a majority of the outstanding Avon Common Shares or all or substantially all of the consolidated assets of Avon and its subsidiaries on terms that Avon’s board of directors determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel, and taking into account all the terms and conditions of such Avon Acquisition Proposal (including the likelihood of consummation and all financial, regulatory, legal and other aspects of such Avon Acquisition Proposal), would result in a transaction that (i) if consummated, is more favorable to holders of Avon Common Shares from a financial point of view than the transactions contemplated by the Merger Agreement (taking into account any proposal by Natura Cosméticos to amend the terms of the Merger

Agreement pursuant to the provisions of the Merger Agreement described in this section) and (ii) is reasonably likely to be consummated on the terms proposed.

Under the Merger Agreement, an “Avon Intervening Event” means any event, development, or change in circumstances that is material to Avon and its subsidiaries, taken as a whole, and (i) was not known to, or reasonably foreseeable to, Avon’s board of directors prior to the execution of the Merger Agreement and (ii) does not relate to (A) the receipt, existence, or terms of an Avon Acquisition Proposal or any matter relating thereto or consequences thereof, (B) the fact in and of itself of (1) any changes in the market price, trading volume or credit rating of Avon, Natura Cosméticos or Natura &Co Holding or (2) Avon, Natura Cosméticos or Natura &Co Holding meeting, failing to meet or exceeding published or unpublished revenue or earnings projections, in each case in and of itself (with it being understood that with respect to each of the previous clauses (1) and (2), the facts or occurrences giving rise or contributing to such change or event may be taken into account when determining an Avon Intervening Event to the extent otherwise satisfying the definition thereof), (C) any action taken or omitted by Avon, Natura Cosméticos or Natura &Co Holding that is expressly required to be taken or omitted by such parties pursuant to the Merger Agreement in connection with the transactions contemplated in the Merger Agreement (subject to certain limited exceptions specified in the Merger Agreement), or (D) any event, development, or change in circumstances resulting from a breach of the Merger Agreement by Avon or any action relating to any required governmental approvals (including the status thereof) taken pursuant to or in compliance with the Merger Agreement.

As of May 22, 2019, the date of the Merger Agreement, Avon was obligated to, and obligated to cause Avon’s subsidiaries and use reasonable best efforts to cause Avon’s and Avon’s subsidiaries’ respective Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Avon Acquisition Proposal and request return or destruction of all confidential information about Avon and its subsidiaries that was furnished to such persons in connection therewith under an executed confidentiality agreement as promptly as practicable (if and as provided in the terms of such confidentiality agreement).

No Solicitation of a Natura Cosméticos Acquisition Proposal

Except as set forth below, each of Natura Cosméticos and Natura &Co Holding have agreed to not, and to cause their respective subsidiaries and its and their respective officers, directors and employees, and to use reasonable best efforts to cause its and its subsidiaries’ respective Representatives not to, directly or indirectly:

•	solicit, initiate or knowingly facilitate or encourage the submission of any Natura Acquisition Proposal (as defined below);

•

enter into or participate in any discussions or negotiations with, furnish any non-public information relating to any of the Natura Entities or any of their subsidiaries or afford access to the business, properties, assets, books or records of any of the Natura Entities or any of their subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, a Natura Acquisition Proposal;

•

amend or grant any waiver or release under or fail to enforce any standstill or similar agreement with respect to any class of equity securities of any of the Natura Entities or any of their subsidiaries;

•

(i) withdraw, revoke or modify in a manner adverse to Avon, or publicly propose to withdraw, revoke or modify in a manner adverse to Avon, the approval by the boards of directors of Natura Cosméticos and Natura &Co Holding of the Merger Agreement and the transactions contemplated by the Merger Agreement or (ii) recommend, adopt or approve or publicly propose to recommend, adopt or approve a Natura Acquisition Proposal (it being understood that if any Natura Acquisition Proposal structured as a tender offer or exchange offer is commenced, the boards of directors of Natura Cosméticos and Natura &Co Holding failing to recommend against acceptance of such tender or exchange offer by Natura Cosméticos or Natura &Co Holding’s shareholders within 10 business days of commencement thereof will each be considered a modification in a manner adverse to Avon);

•	enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other agreement relating to a Natura Acquisition Proposal.

Any violation of the foregoing restrictions by any subsidiary of Natura Cosméticos or Natura &Co Holding or any Representative of Natura Cosméticos, Natura &Co Holding or any of their respective subsidiaries will be deemed a breach of the foregoing restrictions by Natura Cosméticos or Natura &Co Holding themselves.

Under the Merger Agreement, a “Natura Acquisition Proposal” means any offer, proposal or inquiry by a third party relating to (i) any direct or indirect acquisition or purchase of 15% or more of the consolidated assets of Natura Cosméticos and its subsidiaries (including equity securities of the subsidiaries of Natura Cosméticos) or 15% or more of any class of equity or voting securities of Avon, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 15% or more of any class of equity or voting securities of Natura Cosméticos or 15% or more of the consolidated assets of Natura Cosméticos and its subsidiaries (including equity securities of the subsidiaries of Natura Cosméticos), or (iii) a merger, consolidation, share exchange, business combination, sale of all or substantially all of the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Natura Cosméticos or any of its subsidiaries that, if consummated, would result in such third party beneficially owning 15% or more of any class of equity or voting securities of Natura Cosméticos or 15% or more of the consolidated assets of Natura Cosméticos and its subsidiaries (including equity securities of the subsidiaries of Natura Cosméticos).

As of May 22, 2019, the date of the Merger Agreement, each of the Natura Entities was obligated to, and obligated to cause its subsidiaries and use reasonable best efforts to cause its and their respective Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Natura Acquisition Proposal, and to use its reasonable best efforts to request that any such third party and its representatives in possession of confidential information about any of the Natura Entities or any of their subsidiaries that was furnished by or on behalf of Natura Cosméticos or Natura &Co Holding in connection with such third party’s consideration of making a Natura Acquisition Proposal to such Persons under an executed confidentiality agreement to return or destroy all such information as promptly as practicable after the date of the Merger Agreement (if and as provided in the terms of such confidentiality agreement).

Debt Financing

Avon has agreed to use its commercially reasonable efforts to, at the Natura Entities’ expense, cooperate with Natura Cosméticos and Natura &Co Holding in their efforts to consummate the debt financing (“Debt Financing”), the proceeds of which will be used by Natura Cosméticos, together with cash on hand, to fund all amounts payable in cash in connection with the Merger Agreement, including the Preferred Stock Consideration and all payments, fees and expenses payable by them arising out of the Merger Agreement, the Avon Notes and the Credit Agreement. Avon has also agreed to use commercially reasonable efforts to cooperate, at the Natura Entities’ expense, with Natura Cosméticos and Natura &Co Holding in their efforts to consummate consent solicitations to be conducted by Natura Cosméticos or Natura &Co Holding, to (i) obtain waivers of, or amend, change of control or other applicable covenants contained in the indenture dated as of February 27, 2008 (as amended and supplemented from time to time, the “Avon Unsecured Notes Indenture”) governing Avon’s 5.00% Notes Due 2023 and 6.95% Notes Due 2043 and, to the extent applicable, Avon’s 4.60% Notes Due 2020 (collectively, the “Avon Notes”), and (ii) obtain a waiver of, or amend, the change of control or other applicable covenant contained in Avon’s €200 million multicurrency revolving facility agreement, dated February 12, 2019 (the “Credit Agreement”).

Natura Cosméticos and Natura &Co Holding are obligated to use their reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the Debt Financing on the terms and conditions set forth in the debt commitment letter as promptly as practicable, including using their reasonable best efforts to (1) maintain in effect the debt commitment letter until the Transaction is consummated, and (2) unless Natura Cosméticos or Natura &Co Holding shall have reduced the commitments under the debt commitment letter to zero as permitted by the Merger Agreement, (x) timely negotiate definitive agreements with respect to the facilities contemplated by the debt commitment letter on the terms and conditions set forth therein, (y) satisfy or cause to be waived on a timely basis all conditions applicable to Natura Cosméticos or Natura &Co Holding set forth in the debt commitment letter or such definitive agreements that are within their control and otherwise comply with their obligations thereunder and (z) upon the satisfaction or waiver of such conditions, consummate the Debt Financing.

Natura Cosméticos and Natura &Co Holding may, in their sole discretion and at any time, replace all or any portion of the Debt Financing provided for in the debt commitment letter with one or more commitments from financial institutions to provide an equal or greater amount of debt financing to be made available on or prior to the Closing Date without Avon’s prior written approval, provided, that Natura Cosméticos and Natura &Co Holding shall not, without Avon’s prior written consent (which consent shall not be unreasonably withheld or delayed), permit any such replacement which would (A) subject to certain exceptions, reduce the aggregate cash amounts of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount) unless the aggregate amount of the Debt Financing, together with cash on hand following such reduction is sufficient to pay for all amounts required to be paid by Natura Cosméticos or Natura &Co Holding in cash in connection with the Avon Notes and Credit Agreement (to the extent consents or waivers pursuant to each are not obtained to the extent required) and the transactions contemplated by the Merger Agreement, including the Preferred Stock Consideration, and all payments, fees and expenses payable by them arising out of the consummation of the transactions contemplated by the Merger Agreement or (B) expand, amend, modify or waive any provision of the debt commitment letter in a manner that in any such case would reasonably be expected to (1) materially delay or make materially less likely the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date, (2) materially adversely impact the ability of Natura Cosméticos or Natura &Co Holding to enforce their rights against their financing sources or any other parties to the debt commitment letter or (3) materially adversely affect the ability of Natura Cosméticos, Natura &Co Holding or any of their subsidiaries to timely consummate the transactions contemplated by the Merger Agreement.

If the Debt Financing becomes unavailable to Natura Cosméticos on the terms and conditions contemplated by the debt commitment letter, Natura Cosméticos and Natura &Co Holding have the obligation to promptly notify Avon and then use reasonable best efforts to promptly arrange for alternative financing in an amount sufficient to cover such portion of the Debt Financing not available, and to obtain a new financing commitment letter with respect to such alternative financing, which shall replace or supplement the existing debt commitment letter, provided that any such alternative financing shall not obligate Avon prior to the Closing as a surety, guarantor or indemnitor or to extend credit to any person. The Merger Agreement provides, however, that obtaining the Debt Financing or alternative financing is not a condition to the Closing.

Avon has also agreed, at Natura Cosméticos’s expense, to use commercially reasonable efforts to cooperate with Natura Cosméticos in connection with the arrangement of the Debt Financing as reasonably requested, including providing certain financial information.

Avon Shareholder Meeting

Avon has agreed, in accordance with applicable laws and its organizational documents, to cause a meeting of Avon’s shareholders (the “Avon Shareholder Meeting”) to be duly called and held as soon as reasonably practicable (and in any event within 45 days) after clearance of this proxy statement/prospectus by the SEC for the purpose of obtaining the Avon Shareholder Approval; provided that such Avon Shareholder Meeting must be held on a date, mutually agreed between Avon and Natura Cosméticos consistent with their applicable obligations under the Merger Agreement, occurring after the sixteenth of any calendar month. Avon is not permitted, without the prior written consent of Natura Cosméticos, to adjourn, postpone or otherwise delay the Avon Shareholder Meeting, provided that Avon may, without the prior written consent of Natura Cosméticos, adjourn or postpone the Avon shareholder meeting, after consultation with Natura Cosméticos, if Avon believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (i) solicit additional proxies necessary to obtain a quorum or the requisite shareholder approval at the Avon Shareholder Meeting (including any adjournment or postponement thereof), (ii) distribute any supplement or amendment to this proxy statement/prospectus that Avon’s board of directors has determined in good faith after consultation with outside legal counsel is necessary under applicable law and for such supplement or amendment to be reviewed by Avon’s shareholders prior to the Avon Shareholder Meeting (including any adjournment or postponement thereof). Without the prior written consent of Natura Cosméticos, the adoption of the Merger Agreement and the transactions contemplated thereby will be the only matter (other than matters of procedure and matters required by applicable law to be voted on by Avon’s shareholders in connection with the approval of the Merger Agreement and the transactions contemplated thereby) that Avon may propose to be acted on by the shareholders of Avon at the Avon Shareholder Meeting (including any adjournment or postponement thereof).

In addition, Avon’s board of directors has agreed to (i) recommend adoption of the Merger Agreement by Avon’s shareholders and include such recommendation in this proxy statement/prospectus and (ii) use its reasonable best efforts to obtain the Avon Shareholder Approval, subject to the provisions described above in the section of this proxy statement/prospectus entitled “—No Solicitation of an Avon Acquisition Proposal; Avon Adverse Recommendation Change.”

After an Avon Adverse Recommendation Change, Natura Cosméticos may, subject to the requirement that the Avon Shareholder Meeting shall be held on a date occurring after the sixteenth day of any calendar month, require Avon to adjourn or postpone the Avon Shareholder Meeting once for a period not to exceed 15 days (but prior to the date that is 10 business days prior to the End Date (as defined below)) to solicit additional proxies to obtain the Avon Shareholder Approval at the Avon Shareholder Meeting (including any adjournment or postponement thereof).

Natura Entity Meetings

Natura Cosméticos and Natura &Co Holding have agreed to cause an extraordinary general meeting of their shareholders to be duly called to resolve upon the Founders Contribution (the “Founders Contribution Meeting”). The Founders Contribution Meeting is required to be held on the same date as the Avon Shareholder Meeting for the purpose of obtaining the requisite approvals related to the issuance of Natura &Co Holding Shares to the Founders (which issuance will occur prior to the Closing subject to the terms and conditions of the Merger Agreement), and must comply with all legal requirements applicable to such meetings, including preparing and sending or making available all documents, reports and information required under applicable law in connection with such meetings or to obtain the applicable approvals at such meetings.

Natura Cosméticos and Natura &Co Holding have also agreed to cause a board of directors meeting and an extraordinary general meeting of their shareholders to be duly called to resolve upon the Merger of Shares (the “Natura Restructuring Meetings”). Natura Cosméticos and Natura &Co Holding are obligated use their reasonable best efforts to cause the Natura Restructuring Meetings to be held on the same date as the Avon Shareholder Meeting for the purpose of obtaining the shareholder approvals required in connection with the Merger of Shares (which transaction will occur prior to the Closing subject to the terms and conditions set forth in the Merger Agreement), and must comply with all legal requirements applicable to such meetings, including preparing and sending or making available all documents, reports and information required under applicable law in connection with such meetings or to obtain the applicable approvals at such meetings. The board of directors of each of Natura Cosméticos and Natura &Co Holding, as applicable, is required to (i) approve the Natura Restructuring, the Mergers and the other transactions contemplated by the Merger Agreement and recommend approval of the transactions contemplated by the Natura Restructuring, the Mergers and the other transactions contemplated by the Merger Agreement by Natura Cosméticos’s shareholders and Natura &Co Holding’s shareholders and (ii) use its reasonable best efforts to obtain the required shareholder approvals. Natura Cosméticos and Natura &Co Holding are not permitted, without the prior written consent of Avon, to adjourn, postpone or otherwise delay the Natura Restructuring Meetings; provided that Natura Cosméticos may, without the prior written consent of Avon, adjourn or postpone the shareholder meeting of Natura Cosméticos’s shareholders to approve the Merger of Shares, after consultation with Avon, if Natura Cosméticos believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to distribute any supplement or amendment to the call notice and supporting materials to be sent or made available to the shareholders for purposes of the approval of the Merger of Shares that the board of directors of Natura Cosméticos has determined in good faith after consultation with outside legal counsel is reasonably likely to be necessary under applicable law and for such supplement or amendment to be reviewed by Natura Cosméticos’s shareholders prior to the shareholder meeting to approve the Merger of Shares (including any adjournment or postponement thereof). Without the prior written consent of Avon, the transactions contemplated by the Natura Restructuring will be the only matter (other than matters of procedure and matters required by applicable law to be voted on by Natura Cosméticos’s or Natura &Co Holding’s shareholders in connection with the approval of such transactions) that Natura Cosméticos and Natura &Co Holding will propose to be acted on at the Natura Restructuring Meetings (including any adjournment or postponement thereof).

In addition, Natura &Co Holding has agreed to cause a board of directors meeting and an extraordinary general meeting of its shareholders to be called to resolve upon the Second Merger, which is required to be held on the same date as the Avon Shareholder Meeting for the purpose of obtaining the applicable shareholder approvals required for the Second Merger (the “Natura &Co Holding Merger Approvals”). The board of directors of Natura &Co Holding is required to (i) approve the Second Merger and recommend approval of the transactions contemplated by the Second Merger by Natura &Co Holding’s shareholders and (ii) use its reasonable best efforts to obtain the Natura &Co Holding Merger Approvals. Natura &Co Holding will not, without the prior written consent of Avon, adjourn, postpone or otherwise delay the meetings described in this paragraph. Without the prior written consent of Avon, the transactions contemplated by the Second Merger will be the only matter (other than matters of procedure and matters required by applicable law to be voted on by Natura &Co Holding’s shareholders in connection with the approval of such transactions) that Natura &Co Holding will propose to be acted on at the meetings described in this paragraph (including any adjournment or postponement thereof).

Efforts to Complete the Merger

Each of Avon and each Natura Entity will use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable under applicable law to consummate the Mergers, the Natura Restructuring and the other transactions contemplated by the Merger Agreement as promptly as reasonably practicable, including using reasonable best efforts to (i) take such actions as are necessary to cause the closing conditions in the Merger Agreement to be satisfied as promptly as practicable, (ii) prepare, make and file, as promptly as practicable, all notices, statements, filings, submissions of information, applications and other documents with any governmental authorities as are necessary, proper or advisable to consummate the Mergers and the other transactions contemplated by the Merger Agreement, (iii) obtain, as promptly as reasonably practicable, and maintain all consents, approvals, authorizations, clearances, actions, non-actions, waivers, licenses, registrations, permits, variances, exemptions, orders and other confirmations from any governmental authorities as are necessary, proper or advisable to consummate the Mergers and the other transactions contemplated by the Merger Agreement, (iv) resolve, as promptly as reasonably practicable, any objections as may be asserted by any governmental authority in connection with any competition laws with respect to the transactions contemplated in the Merger Agreement and to avoid the entry of, or effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing, enjoining or prohibiting the consummation of the transactions contemplated by the Merger Agreement (including by defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the Mergers), and (v) cooperate to the extent reasonable with the other parties to the Merger Agreement in their respective efforts to comply with their respective obligations under the Merger Agreement.

In furtherance of the foregoing paragraph, the Natura Entities and their affiliates must undertake any effort or take any action (including by (i) entering into any settlement, undertaking, consent decree, stipulation or agreement (including any mitigation agreement) with any governmental authority in connection with the Mergers or the other transactions contemplated by the Merger Agreement, (ii) litigating, appealing, challenging or taking any other action with respect to any action or proceeding by any governmental authority, (iii) divesting, holding separate or otherwise disposing of (including by establishing a trust or otherwise) any businesses, operations, assets, product lines or properties of any of the Natura Entities, Avon or any of their respective subsidiaries, (iv) taking any other action (or otherwise agree to do any of the foregoing) or agreeing to any prohibition, limitation, monitoring or reporting on its ownership, operation or control of or with respect to, any of its or the surviving corporation’s subsidiaries or any of their respective affiliates’ business, operations, assets, product lines, or properties, (v) not competing in any geographic area or line of business and/or (vi) restricting the same manner in which, or whether, Avon or any of its subsidiaries, any of the Natura Entities or any of their respective affiliates may carry on business in any part of the world (collectively, the actions described in the preceding clauses (i) through (vi), the “Remedial Actions”)) necessary or required in order to obtain any required governmental approvals (including taking such Remedial Actions or agreeing to take such Remedial Actions as promptly as reasonably practicable). However, the Merger Agreement specifies that no provision therein will require any party or any of its affiliates (and neither Avon nor any of its subsidiaries will offer or agree to, without Natura Cosméticos’s prior written consent, any of the following), and the reasonable best efforts of any party hereto will not be deemed to include any obligation (a) to take certain actions set forth in Avon’s disclosure letter, (b) after consulting and cooperating with and considering in good faith the views of Avon with respect thereto, to take or agree to take certain Remedial Actions prior to the date that is ten months after the date of the Merger Agreement (provided that each of the Natura Entities is otherwise using reasonable best efforts to consummate and effect the Mergers, the Natura Restructuring and the other transactions contemplated by the Merger Agreement as required by the Merger Agreement, including by litigating, appealing, challenging or taking other action with respect to any action or proceeding by any governmental authority, and provided further that on and after the date that is ten months after the date of the Merger Agreement, the Natura Entities and their respective affiliates will take or agree to take all actions (subject to the limitations set forth in clauses (a) and (c) of this paragraph), including Remedial Actions, in the most expeditious manner practicable necessary or required in order to obtain any required governmental approvals in accordance with the applicable provisions of the Merger Agreement) or (c) to agree to any Remedial Actions with respect to any businesses, assets, operations, properties or product lines of Natura Cosméticos, Avon and their respective subsidiaries in (x) Brazil, if such Remedial Actions would result, in the aggregate, in a loss of gross sales in Brazil in an amount exceeding an amount set forth in Avon’s disclosure letter or (y) any jurisdictions other than Brazil, if such Remedial Actions would result, in the aggregate, in a loss of gross sales in countries other than Brazil in an amount exceeding an amount set forth in Avon’s disclosure letter.

To the extent permitted by applicable law, the parties must jointly cooperate and consult with each other regarding the defense of the transactions contemplated by the Merger Agreement before any governmental authority; provided that Natura Cosméticos will, after considering in good faith Avon’s views and comments, be entitled, subject to compliance with its obligations as described above, to control and direct such defense, and take the lead in scheduling, and strategic planning for, any meetings and negotiations with, governmental authorities regarding the transactions contemplated by the Merger Agreement.

To the extent permitted by applicable law, the parties will jointly develop the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party to the Merger Agreement in connection with proceedings under or relating to any competition laws, prior to their submission. Prior to the Closing, to the extent permitted by applicable law, each party to the Merger Agreement will (i) cooperate and consult with the other parties thereto with respect to, and will provide any necessary or appropriate information with respect to (and in the case of correspondence, provide the other parties (or their counsel) copies of), all filings made by such party with any governmental authority or any other information supplied by such party to, or meetings, conferences or correspondence with, any governmental authority in connection with the Merger Agreement, the Mergers or the other transactions contemplated by the Merger Agreement, (ii) permit the other parties or their counsel to review in advance any information, correspondence or filing (and the documents submitted therewith) intended to be given by it to any governmental authority; provided that such materials may be redacted prior to sharing with the other party to remove references to commercially or competitively sensitive information with respect to the businesses of Natura Cosméticos and its subsidiaries, (iii) to the extent permitted by the applicable governmental authority, give the other parties or their counsel the opportunity to attend and participate in any meetings or conferences with such governmental authority and (iv) if such party receives a request for additional information or documentary material from any governmental authority with respect to the Mergers or any of the other transactions contemplated by the Merger Agreement, use reasonable best efforts to provide, or cause to be provided, after consultation with the other parties hereto, such additional information or material as promptly as practicable.

Prior to the Closing, to the extent permitted by applicable law, the parties have agreed to use their respective reasonable best efforts to cooperate to prepare for integration of the businesses and affairs of Natura Cosméticos, Natura &Co Holding and Avon from and after the Closing.

In addition, Avon and each of the Natura Entities have agreed to cooperate and use commercially reasonable efforts to determine whether any consents, approvals, or waivers are required to be obtained from third parties to material contracts of Avon in connection with the consummation of the Mergers and the other transactions contemplated by the Merger Agreement; provided that seeking to obtain any such actions, consents, approvals or waivers from third parties shall not be a condition to the consummation of the Mergers and the other transactions contemplated by the Merger Agreement and Avon shall not be required to pay any fees or expenses arising out of, related to or in connection with obtaining such consents and approvals from third parties.

Employee Matters

The Merger Agreement provides that for a period of 12 months following the effective time of the Transaction, Natura &Co Holding will, and will cause one of its subsidiaries to, provide each individual who was an employee of Avon or any of its subsidiaries immediately prior to the effective time of the Transaction (a “Continuing Employee”) with (a) a base salary or wages that are no less favorable than such Continuing Employee’s base salary or wages as in effect immediately prior to the effective time of the Transaction, (b) to the extent already adopted by Avon, continued annual bonus opportunity pursuant to Avon’s bonus program for the year in which the Transaction occurs, (c) target annual bonus and long-term incentive opportunities that are comparable on an annualized basis to those provided to such Continuing Employee for the 12-month period prior to the effective time of the Transaction, (d) severance benefits that are no less favorable than those that would have been provided to such Continuing Employee under Avon’s severance benefit plans, programs, policies, agreements and arrangements immediately prior to the effective time of the Transaction and (e) employee benefit plans and arrangements (including the value of equity-based awards but excluding pension benefits, retiree health and welfare benefits, change in control or retention arrangements) that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the effective time of the Transaction.

Natura &Co Holding has also agreed to honor, or cause Avon, as the surviving corporation, to honor, all compensation and benefit plans and arrangements of Avon in accordance with their terms as in effect at the time of the Transaction. Natura &Co Holding has also agreed to, or to cause one of its subsidiaries to, (i) recognize a Continuing Employee’s service with Avon or any of its subsidiaries prior to the Transaction for purposes of determining such Continuing Employee’s eligibility to participate in and vesting (but not benefit accrual purposes, except for vacation and severance) under employee benefit plans in which Continuing Employees will participate after the Transaction, (ii) use reasonable best efforts to cause all preexisting condition exclusions, actively-at-work requirements and waiting periods applicable to Continuing Employees under Natura &Co Holding’s or one of its subsidiaries’ welfare plans to be waived, to the extent such limitations were waived or satisfied prior to the effective time of the Transaction and (iii) use reasonable best efforts to provide Continuing

Employees with credit under any such welfare plan for any co-payments, deductibles and similar expenditures incurred prior to the effective time for the remainder of the calendar year in which the effective time of the Transaction occurs.

Other Covenants

The Merger Agreement contains a number of other covenants on the part of the parties, including covenants relating to:

•

preparation of this proxy statement/prospectus and other required public and securities-related filings by Avon and each of the Natura Entities, as applicable, in connection with the transactions contemplated by the Merger Agreement;

•	access to certain information of the other party prior to the Closing Date;

•	Avon’s providing notice to Natura Cosméticos of any shareholder litigation;

•	certain tax matters;

•	Natura Cosméticos’s causing Natura &Co Holding and the Merger Subs to comply with their respective obligations under the Merger Agreement;

•	indemnification of Avon’s directors and officers by Avon, in its capacity as the surviving corporation of the First Merger;

•	public announcements regarding the transactions contemplated by the Merger Agreement;

•	notices of certain events;

•	approvals under Section 16(a) of the Exchange Act;

•	stock exchange delisting of Avon and Exchange Act deregistration of Avon;

•	the NYSE listing of Natura &Co Holding ADSs and the B3 listing of Natura &Co Holding Shares;

•

establishment by the Natura Entities of a sponsored American depositary receipt (“ADR”) facility with a reputable national bank reasonably acceptable to Avon (the “ADS Depositary”) for the purpose of issuing the Natura &Co Holding ADSs and other matters in connection with facilitating the issuance of Natura &Co Holding ADSs;

•	voting of any Avon Common Shares held by Avon, each of the Natura Entities and their respective subsidiaries;

•	certain dealings with the parties’ independent beauty consultants and Sales Representatives;

•	compliance with anti-takeover laws; and

•	good-faith cooperation between the parties to evaluate and discuss certain potential transactions involving the parties to the Merger Agreement.

The various covenants of the parties contained in the Merger Agreement are complicated and not easily summarized. You are urged to read carefully and in its entirety Article 6, entitled “Covenants of the Company,” Article 7, entitled “Covenants of Parent and HoldCo,” and Article 8, entitled “Covenants of Parent, HoldCo and the Company,” in each case, of the Merger Agreement which is attached as Annexes A and B and incorporated into this proxy statement/prospectus by reference in its entirety.

Conditions to the Mergers

The Merger Agreement provides that the parties’ obligations to consummate the Mergers are subject to the following conditions:

•

the affirmative vote of the holders of two-thirds of the outstanding Avon Shares voting together as a single class on an as-converted basis (the “Avon Shareholder Approval”) having been obtained in accordance with all applicable law;

•

approval of the Natura Restructuring and Mergers, including the issuance of the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs constituting Common Stock Consideration and the other transactions contemplated by the Merger Agreement by the affirmative vote of the Founders, which will hold more than half of the voting shares of Natura &Co Holding and Natura Cosméticos, in accordance with applicable law;

•	the Natura Restructuring having been consummated in accordance with the applicable provisions of the Merger Agreement;

•

(i) the Natura &Co Holding ADSs to be issued in the Second Merger having been approved for listing on the NYSE, subject to official notice of issuance and (ii) the Natura &Co Holding Shares to be issued in the Natura Restructuring and the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs to be issued as Merger Consideration in respect of Avon Common Shares having been approved for listing on the B3, under the Novo Mercado listing segment;

•

this Form F-4 and a registration statement on Form F-6 relating to the registration under the Securities Act of the issuance of the Natura &Co Holding ADSs (the “Form F-6”) each becoming effective under the Securities Act, and the registration statement on Form 8-A in connection with the registration under the Exchange Act of the Natura &Co Holding ADSs to be issued pursuant to the Merger Agreement and the underlying Natura &Co Holding Shares (the “Form 8-A”) becoming effective under the Exchange Act, and no stop order suspending the effectiveness of the Form F-4, the Form F-6 or the Form 8-A having been issued, and no proceedings for that purpose having been initiated or threatened, by the SEC;

•

approval (or deemed approval by expiration of the applicable waiting period) by the CADE and by regulators in Albania, Chile, Colombia, the European Union, Mexico, the Philippines, Russia, South Africa, Turkey, Serbia and Ukraine, as required under the terms of the Merger Agreement, having been obtained or received; and

•

no provision of any applicable law enjoining, prohibiting or otherwise making illegal the consummation of the Mergers, including the issuance of Natura &Co Holding Shares underlying the Natura &Co Holding ADSs as Merger Consideration, or the Natura Restructuring.

The Merger Agreement provides that the obligations of the Natura Entities to consummate the Mergers are subject to the following additional conditions:

•

certain of Avon’s representations and warranties (those involving corporate existence and power, corporate authorization, non-contravention of Avon’s organizational documents, capital stock of Avon, opinions of financial advisors and antitakeover statutes) must be true and correct in all material respects (disregarding all materiality and “Avon Material Adverse Effect” qualifications contained therein) at and as of the date of the Merger Agreement and at and as of the Closing as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which must be true and correct in all material respects only as of such time);

•

Avon’s representation and warranty as to an absence of changes and events that would reasonably be expected to have, individually or in the aggregate, an Avon Material Adverse Effect, must be true and correct in all respects at and as of the Closing as if made at and as of such time;

•

certain of Avon’s representations and warranties as to the capitalization of Avon must be true and correct, subject only to de minimis inaccuracies (as defined in the Merger Agreement), at and as of the date of the Merger Agreement and at and as of Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which will be true and correct, subject only to de minimis inaccuracies (as defined in the Merger Agreement), only at and as of such time);

•	the remainder of Avon’s representations and warranties must be true and correct (disregarding all materiality and “Avon Material Adverse Effect” qualifications contained therein) at and as of the date of the Merger Agreement and at and as of the Closing (other than such representations and warranties that by their terms address matters only as of another specified time, which must be true and correct only as of such time), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, an Avon Material Adverse Effect;

•	Avon must have performed in all material respects all of Avon’s obligations under the Merger Agreement required to be performed by it at or prior to the Closing; and

•	Avon shall have delivered a certificate to Natura Cosméticos signed by an executive officer of Avon confirming that the conditions described in the preceding five bullet points have been satisfied.

The Merger Agreement also provides that Avon’s obligation to consummate the Mergers is subject to the following additional conditions:

•

certain of the Natura Entities’ representations and warranties (those involving corporate existence and power, corporate authorization, non-contravention of the Natura Entities’ organizational documents, the capital stock of Natura, Natura &Co Holding and the Merger Subs, the Natura Entities’ non-ownership of Avon Shares and activities of Natura &Co Holding and Merger Sub) must be true and correct in all material respects (disregarding all materiality and “Natura Material Adverse Effect” qualifications contained therein) as of the date of the Merger Agreement and as of the Closing as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which must be true and correct in all material respects only as of such time);

•

the Natura Entities’ representation and warranty involving the absence of changes and events that would reasonably be expected to have, individually or in the aggregate, a Natura Material Adverse Effect, must be true and correct in all respects at and as of the Closing as if made at and as of such time;

•

certain of the Natura Entities’ representations and warranties as to the capitalization of the Natura Entities must be true and correct, subject only to de minimis inaccuracies (as defined in the Merger Agreement), at and as of the date of the Merger Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which must be true and correct, subject only to de minimis inaccuracies (as defined in the Merger Agreement), only at and as of such time);

•

the remainder of the Natura Entities’ representations and warranties must be true and correct (disregarding all materiality and “Natura Material Adverse Effect” qualifications contained therein) at and as of the date of the Merger Agreement and at and as of the Closing (other than such representations and warranties that by their terms address matters only as of another specified time, which must be true and correct only as of such time), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Natura Material Adverse Effect;

•	each of the Natura Entities must have performed in all material respects all of their obligations under the Merger Agreement required to be performed by them at or prior to the Closing;

•

Natura Cosméticos shall have delivered a certificate to Avon signed by an executive officer of Natura Cosméticos confirming that the conditions set forth in the preceding five bullet points have been satisfied; and

•	the Founders shall have made the Founders Cash Contribution and Natura &Co Holding shall continue to hold the Founders Cash Contribution Amount.

The Merger Agreement provides that an “Avon Material Adverse Effect” means a material adverse effect on the financial condition, business, assets or results of operations of Avon and its subsidiaries, taken as a whole, excluding any effect to the extent resulting from or arising in connection with:

•

changes in the financial or securities markets or general economic or political conditions globally or in any of the markets in which Avon or any of its subsidiaries operate, including any changes in currency exchange rates, interest rates, commodity prices, monetary policy or inflation; provided that such changes or conditions may be considered for purposes of determining whether there has been an Avon Material Adverse Effect to the extent such changes or conditions have a disproportionate adverse effect on Avon and its subsidiaries, taken as a whole, relative to other companies engaged in the industries in which Avon and its subsidiaries operate and, in such event, only the incremental disproportionate adverse effect on Avon and its subsidiaries will be taken into account in determining whether a “Avon Material Adverse Effect” has occurred;

•

changes of applicable law, GAAP or the interpretation or enforcement thereof after May 22, 2019 or changes or conditions generally affecting the industries in which Avon and its subsidiaries operate; provided that such changes or conditions may be considered for purposes of determining whether there has been an Avon Material Adverse Effect to the extent such changes or conditions have a disproportionate adverse effect on Avon and its subsidiaries, taken as a whole, relative to other companies engaged in the industries in which Avon and its subsidiaries operate and, in such event, only the incremental disproportionate adverse effect on Avon and its subsidiaries will be taken into account in determining whether a “Avon Material Adverse Effect” has occurred;

•

acts of war, sabotage, outbreak or escalation of hostilities, civil disobedience, pandemic or terrorism or natural disasters globally or in any of the markets in which Avon or any of its Subsidiaries operate; provided that such changes or conditions may be considered for purposes of determining whether there has been an Avon Material Adverse Effect to the extent such changes or conditions have a disproportionate adverse effect on Avon and its subsidiaries, taken as a whole, relative to other companies engaged in the industries in which Avon and its subsidiaries operate and, in such event, only the incremental disproportionate adverse effect on Avon and its subsidiaries will be taken into account in determining whether a “Avon Material Adverse Effect” has occurred;

•

(I) any failure, in and of itself, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period or (II) any change in the price, credit rating or trading volume of Avon’s securities (including Avon Common Shares) (it being understood and agreed that the foregoing items (I) and (II) will not preclude any other party to the Merger Agreement from asserting that any facts or occurrences giving rise or contributing to such failure or change that are not otherwise excluded from the definition of Avon Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, and would reasonably be expected to be an Avon Material Adverse Effect);

•

the execution and delivery of the Merger Agreement or the public announcement, pendency or consummation of the Merger Agreement, the Mergers and the other transactions contemplated thereby, including the impact thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or Sales Representatives, or any suit or proceeding or threatened suit or proceeding relating to the Merger Agreement or the transactions contemplated thereby (it being understood and agreed that the foregoing in this bullet point will not apply to certain representations or warranties of Avon that are intended to address the consequences of the execution and delivery of the Merger Agreement or the consummation of the transactions contemplated thereby);

•

any action expressly required or expressly contemplated by the Merger Agreement or taken at the written request of, or with the prior written consent of, any of the Natura Entities or the failure to take any specific action expressly prohibited by the Merger Agreement and as for which Natura Cosméticos or Natura &Co Holding declined in writing to consent; or

•

any deterioration in the population or productivity of Sales Representatives (it being understood and agreed that the foregoing in this bullet point will not preclude any other party to the Merger Agreement from asserting that any facts or occurrences giving rise or contributing to such deterioration that are not otherwise excluded from the definition of Avon Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, and would reasonably be expected to be, an Avon Material Adverse Effect).

The Merger Agreement also provides that an “Avon Material Adverse Effect” means a material adverse effect on Avon’s ability to perform its obligations under the Merger Agreement or consummate the Mergers or any of the other transactions contemplated by the Merger Agreement in a timely manner.

The Merger Agreement provides that a “Natura Material Adverse Effect” means a material adverse effect on the financial condition, business, assets or results of operations of Natura Cosméticos and its subsidiaries, taken as a whole, excluding any effect to the extent resulting from or arising in connection with:

•

changes in the financial or securities markets or general economic or political conditions globally or in any of the markets in which Natura Cosméticos or any of its subsidiaries operate, including any changes in currency exchange rates, interest rates, commodity prices, monetary policy or inflation; provided that such changes or conditions may be considered for purposes of determining whether there has been a Natura Material Adverse Effect to the extent such changes or conditions have a disproportionate adverse effect on Natura Cosméticos and its subsidiaries, taken as a whole, relative to other companies engaged in the industries in which Natura Cosméticos and its subsidiaries operate and, in such event, only the incremental disproportionate adverse effect on Natura and its subsidiaries will be taken into account in determining whether a “Natura Material Adverse Effect” has occurred;

•

changes of applicable law, Accounting Practices Adopted in Brazil or the interpretation or enforcement thereof after May 22, 2019 or changes or conditions generally affecting the industries in which Natura Cosméticos and its subsidiaries operate; provided that such changes or conditions may be considered for purposes of determining whether there has been a Natura Material Adverse Effect to the extent such changes or conditions have a disproportionate adverse effect on Natura Cosméticos and its subsidiaries, taken as a whole, relative to other companies engaged in the industries in which Natura Cosméticos and its subsidiaries operate and, in such event, only the incremental disproportionate adverse effect on Natura Cosméticos and its subsidiaries will be taken into account in determining whether a “Natura Material Adverse Effect” has occurred;

•

acts of war, sabotage, outbreak or escalation of hostilities, civil disobedience, pandemic or terrorism or natural disasters globally or in any of the markets in which Natura Cosméticos or any of its Subsidiaries operate; provided that such changes or conditions may be considered for purposes of determining whether there has been a Natura Material Adverse Effect to the extent such changes or conditions have a disproportionate adverse effect on Natura Cosméticos and its subsidiaries, taken as a whole, relative to other companies engaged in the industries in which Natura Cosméticos and its subsidiaries operate and, in such event, only the incremental disproportionate adverse effect on Natura Cosméticos and its subsidiaries will be taken into account in determining whether a “Natura Material Adverse Effect” has occurred;

•

(I) any failure, in and of itself, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period or (II) any change in the price, credit rating or trading volume of Natura Cosméticos’s securities (including Natura Cosméticos Shares) (it being understood and agreed that the foregoing items (I) and (II) will not preclude any other party to the Merger Agreement from asserting that any facts or occurrences giving rise or contributing to such failure or decline that are not otherwise excluded from the definition of Natura Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, and would reasonably be expected to be a Natura Material Adverse Effect);

•

the execution and delivery of the Merger Agreement or the public announcement, pendency or consummation of the Merger Agreement, the Mergers and the other transactions contemplated thereby, including the impact thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or independent beauty consultants, or any suit or proceeding or threatened suit or proceeding relating to the Merger Agreement or the transactions contemplated thereby (it being understood and agreed that the foregoing in this bullet point will not apply to certain representations or warranties of Natura Cosméticos that are intended to address the consequences of the execution and delivery of the Merger Agreement or the consummation of the transactions contemplated thereby);

•

any action expressly required or expressly contemplated by the Merger Agreement or taken at the written request of, or with the prior written consent of, any of Avon or the failure to take any specific action expressly prohibited by the Merger Agreement and as for which Avon declined in writing to consent; or

•

any deterioration in the population or productivity of independent beauty consultants (it being understood and agreed that the foregoing in this bullet point will not preclude any other party to the Merger Agreement from asserting that any facts or occurrences giving rise or contributing to such deterioration that are not otherwise excluded from the definition of Natura Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, and would reasonably be expected to be, a Natura Material Adverse Effect);

The Merger Agreement also provides that a “Natura Material Adverse Effect” means a material adverse effect on the Natura Entities’ ability to perform its obligations under the Merger Agreement or consummate the Mergers or any of the other transactions contemplated by the Merger Agreement in a timely manner.

The Merger Agreement specifies that, after the consummation of the Natura Restructuring, the references to Natura Cosméticos in the definition of Natura Material Adverse Effect will be deemed to be references to Natura &Co Holding.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Mergers may be abandoned at any time prior to the Closing, notwithstanding any approval or adoption of the Merger Agreement by the shareholders of Avon or Natura Cosméticos:

•	by mutual written agreement of Avon and Natura Cosméticos;

•	by either Avon or Natura Cosméticos, if:

•

the Mergers have not been consummated on or before July 22, 2020 (the “End Date”); provided that (i) the Natura Entities cannot seek to exercise this termination right if their breach of any provisions of the Merger Agreement or any of the Founders’ breach of any provision of the Natura Founders’ Voting and Support Agreement results in the failure of the Mergers to be consummated by such time and (ii) Avon cannot seek to exercise this termination right if its breach of any provision of the Merger Agreement results in the failure of the Mergers to be consummated by such time;

•

there is any applicable law, including any order, that permanently prohibits or makes illegal consummation of the Mergers, the Natura Restructuring or any of the other transactions contemplated by the Merger Agreement, or permanently enjoins Avon or Natura Cosméticos from consummating the Mergers, the Natura Restructuring or any of the other transactions contemplated by the Merger Agreement, and such applicable law is final and nonappealable; provided that (i) the Natura Entities cannot seek to exercise this termination right if the Natura Entities have not complied with their obligations under the Merger Agreement or if any of the

Founders have not complied with their obligations under the Natura Founders’ Voting and Support Agreement in respect of any such applicable law and (ii) Avon cannot seek to exercise this termination right if it has not complied with its obligations under the Merger Agreement in respect of any such applicable law; or

•

the Avon Shareholder Approval has not been obtained at the Avon Special Meeting (including any adjournment or postponement thereof); provided that the right to terminate the Merger Agreement pursuant to this provision will not be available to Avon if it has not complied with its obligations described in the sections entitled “—No Solicitation of an Avon Acquisition Proposal; Avon Adverse Recommendation Change” and “—Avon Shareholder Meeting” above;

•	by Natura Cosméticos if:

•

(i) Avon’s board of directors has made an Avon Adverse Recommendation Change or (ii) at any time prior to obtaining the Avon Shareholder Approval, after public announcement of a bona fide Avon Acquisition Proposal, Avon’s board of directors has failed to publicly reaffirm the Avon Board Recommendation within ten business days after Natura Cosméticos requests such reaffirmation in writing (provided that such request from Natura Cosméticos is made following such public announcement); provided that Natura Cosméticos can only make such request once with respect to any Avon Acquisition Proposal or any material modification thereto;

•

Avon has breached any representation or warranty or failed to perform any covenant or agreement, which breach or failure to perform would result in the conditions precedent to Natura Cosméticos’s obligations to consummate the Mergers with respect to the accuracy of Avon’s representations and warranties and compliance with Avon’s covenants under the Merger Agreement not to be satisfied, and such breach or failure to perform cannot be cured by the End Date or has not been cured within 30 days after Natura Cosméticos gives notice to Avon of such breach or failure to perform; provided that this termination right will not be available to Natura Cosméticos if any of the Natura Entities is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement, or if any of the Founders are in breach of any of their respective obligations under the Natura Founders’ Voting and Support Agreement; or

•

prior to obtaining the Avon Shareholder Approval, Avon has materially and intentionally breached certain of its obligations described in the section of this proxy statement/prospectus entitled “—No Solicitation of an Avon Acquisition Proposal; Avon Adverse Recommendation Change” above;

•	by Avon:

•

prior to obtaining the Avon Shareholder Approval, if Avon’s board of directors has made an Avon Adverse Recommendation Change in compliance in all material respects with the applicable terms of the Merger Agreement in order to enter into a definitive, written agreement concerning an Avon Superior Proposal (see the section of this proxy statement/prospectus entitled “—No Solicitation of an Avon Acquisition Proposal; Avon Adverse Recommendation Change” above); provided that Avon shall have previously paid to Natura Cosméticos the related termination fee (see the section of this proxy statement/prospectus entitled “—Termination Fees” below);

•

if any of the Natura Entities has breached any representation or warranty or failed to perform any covenant or agreement, which breach or failure to perform would result in the conditions precedent to Avon’s obligations to consummate the Mergers with respect to the accuracy of Natura Cosméticos’s representations and warranties and compliance with Natura Cosméticos’s compliance with its covenants under the Merger Agreement not to be satisfied, and such breach or failure to perform cannot be cured by the End Date or has not been cured within 30 days after Avon gives notice to Natura Cosméticos of such breach or failure to perform; provided that Avon will not have this termination right if Avon is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement; or

•

if (A) the Founders have not, within 30 business days of May 22, 2019, held a Previous Meeting (as defined in the Shareholders’ Agreement of Natura Cosméticos, dated February 12, 2015) in accordance with the Natura Founders’ Voting and Support Agreement and favorably cast their votes to approve the Natura Restructuring and the Mergers and such breach has not been cured within 30 business days of Natura Cosméticos receiving written notice thereof, or any time thereafter such approval is amended or modified in any manner adverse to Avon, or revoked or withdrawn, (B) the required shareholder approvals of the Natura Entities for effecting the Natura Restructuring and the Mergers have not been obtained within the earlier of (x) 10 business days after the Avon Shareholder Approval is obtained (provided that such 10 business day period may be extended solely to the extent the extraordinary general meeting of Natura Cosméticos for purposes of obtaining such approvals is enjoined or prohibited by an order of a governmental authority, unless such order arises from or relates to any action or omission by any Founder or any Natura Entity) and (y) five business days prior to the End Date.

Termination Fees

Avon must pay to Natura Cosméticos (or, if so designated, a direct or indirect subsidiary of Natura Cosméticos) a termination fee of U.S.$78.6 million if any of the following occur, but in no event will Avon be required to pay a termination fee on more than one occasion:

•

Natura Cosméticos terminates the Merger Agreement because (i) Avon’s board of directors has made an Avon Adverse Recommendation Change, (ii) at any time prior to obtaining the Avon Shareholder Approval, after public announcement of a bona fide Avon Acquisition Proposal, Avon’s board of directors has failed to publicly reaffirm the Avon Board Recommendation within ten business days after Natura Cosméticos requests such reaffirmation in writing (provided that such request from Natura Cosméticos is made following the public announcement and that Natura Cosméticos may make such request only once with respect to each such Avon Acquisition Proposal or any material modification thereto) or (iii) prior to obtaining the Avon Shareholder Approval, Avon materially and intentionally breaches certain of its obligations described in the section of this proxy statement/prospectus entitled “—No Solicitation of an Avon Acquisition Proposal; Avon Adverse Recommendation Change” above;

•

prior to obtaining the Avon Shareholder Approval, if Avon’s board of directors has made an Avon Adverse Recommendation Change in compliance in all material respects with the terms of the Merger Agreement and Avon terminates the Merger Agreement in order to enter into a definitive, written agreement concerning an Avon Superior Proposal;

•

Avon or Natura Cosméticos terminates the Merger Agreement because the Avon Shareholder Approval has not obtained at the Avon Special Meeting (including any adjournment or postponement thereof) at a time when Avon’s board of directors made an Avon Adverse Recommendation Change;

•

Avon or Natura Cosméticos terminates the Merger Agreement because the Avon Shareholder Approval has not obtained at the Avon Special Meeting (or any adjournment or postponement thereof), other than in circumstances when Avon’s board of directors has made an Avon Adverse Recommendation Change, and, prior to the Avon Special Meeting, a bona fide Avon Acquisition Proposal (provided that for purposes of this bullet and the term “Qualifying Avon Acquisition Proposal,” each reference to “15% or more” in the definition of Avon Acquisition Proposal shall be deemed to be a reference to “more than 50%”) (a “Qualifying Avon Acquisition Proposal”) has been publicly made and within 12 months following the date of such termination, Avon enters into a definitive agreement with respect to, or consummates a transaction relating to, such Qualifying Avon Acquisition Proposal; or

•

Avon or Natura Cosméticos terminates the Merger Agreement because the Mergers are not consummated by the End Date, and, prior to such termination, a Qualifying Avon Acquisition Proposal shall have been publicly made, and within 12 months following the date such termination Avon enters into a definitive agreement with respect to, or consummates a transaction relating to, a Qualifying

Avon Acquisition Proposal, provided that Avon shall not be required to pay such fee if, at the time of such termination, the Avon Shareholder Approval has been obtained, but the regulatory approval condition has not been satisfied or applicable law or an order prohibits the consummation of the Mergers.

Natura Cosméticos or Natura &Co Holding must pay to Avon a termination fee of U.S.$242 million if the following occurs, but in no event will Natura Cosméticos or Natura &Co Holding be required to pay a termination fee on more than one occasion:

•

Avon terminates the Merger Agreement because (A) the Founders have not, within 30 business days of May 22, 2019, held a Previous Meeting (as defined in the Shareholders’ Agreement of Natura Cosméticos, dated February 12, 2015) in accordance with the Natura Founders’ Voting and Support Agreement and favorably cast their votes to approve the Natura Restructuring and the Mergers and such breach has not been cured within 30 business days of Natura Cosméticos receiving written notice thereof, or any time thereafter such approval is amended or modified in any manner adverse to Avon, or revoked or withdrawn, (B) the required shareholder approvals of the Natura Entities for effecting the Natura Restructuring and the Mergers have not been obtained within the earlier of (x) 10 business days after the Avon Shareholder Approval is obtained (provided that such 10 business day period may be extended solely to the extent the extraordinary general meeting of Natura Cosméticos for purposes of obtaining such approvals is enjoined or prohibited by an order of a governmental authority, unless such order arises from or relates to any action or omission by any Founder or any Natura Entity) and (y) five business days prior to the End Date.

Natura Cosméticos or Natura &Co Holding must pay to Avon a termination fee of U.S.$133 million if the following occurs, but in no event will Natura Cosméticos or Natura &Co Holding be required to pay a termination fee on more than one occasion:

•

Natura Cosméticos or Avon terminates the Merger Agreement because the Mergers are not consummated by the End Date and, at the time of such termination, all conditions to Avon’s obligations to closing are satisfied or would be satisfied but the regulatory approval condition has not been satisfied, or competition law or an order with respect to competition law prohibits the consummation of the Mergers; or

•

Natura Cosméticos or Avon terminates the Merger Agreement because there is any competition law or an order with respect to competition law that permanently prohibits or makes illegal consummation of the Mergers, the Natura Restructuring or any of the other transactions contemplated by the Merger Agreement, and such applicable law or order is final and non-appealable and, at the time of such termination, all conditions to Avon’s obligations to closing are satisfied or would be satisfied.

Effect of Termination; Sole and Exclusive Remedy

If the Merger Agreement is terminated, it will become void and of no effect without liability of any party to any other party to the Merger Agreement except as provided in the section of this proxy statement/prospectus entitled “—Termination Fees” above and subject to the provisions described in the paragraph below. However, if (x) such termination resulted from the fraud of any party to the Merger Agreement or the Founders or the material breach by any party to the Merger Agreement or the Founders of any covenant or agreement contained in the Merger Agreement or the Natura Founders’ Voting and Support Agreement, which breach is the consequence of an act or omission by such party with the actual knowledge that such act or omission would be, or would reasonably be expected to be, a material breach of the Merger Agreement or the Natura Founders’ Voting and Support Agreement (such breach, an “Intentional Breach”) or (y) such fraud or Intentional Breach will cause the Closing not to occur, then Avon, on the one hand, or the Natura Entities, on the other, will be fully liable for any and all damages or losses of any kind (collectively, “Damages”), available at law or in equity, in each case incurred or suffered by the Natura Entities or Avon, as applicable, as a result of such fraud or

Intentional Breach, including in the case of fraud or an Intentional Breach by the Natura Entities or the Founders, the loss of the economic benefits to shareholders of Avon of the Mergers and the transactions contemplated by the Merger Agreement, which will be deemed to be damages of Avon. Any and all breaches of the Natura Entities or the Founders under the Merger Agreement or the Natura Founders’ Voting and Support Agreement will be deemed to be breaches of Natura Cosméticos under the Merger Agreement.

Except in the case of the fraud or Intentional Breach of the Merger Agreement or the Natura Founders’ Voting and Support Agreement, and subject to certain exceptions set forth therein, the payment, receipt and acceptance of the termination fee described in the section “—Termination Fees” above will be the sole and exclusive remedy of the receiving party. However, (x) if any termination of the Merger Agreement resulted directly or indirectly from fraud or Intentional Breach of the Merger Agreement by Avon or such fraud or Intentional Breach by Avon will cause the Closing not to occur, Natura Cosméticos will be entitled to the termination fee described in the section “—Termination Fees” above and to any Damages resulting from or arising out of such fraud or Intentional Breach (as reduced by the amount of the applicable termination fee) and (y) if any termination of the Merger Agreement resulted directly or indirectly from fraud or Intentional Breach of the Merger Agreement or of the Natura Founders’ Voting and Support Agreement by any of the Natura Entities or the Founders, or such fraud or Intentional Breach by any of the Natura Entities or the Founders will cause the Closing not to occur, Avon will be entitled to applicable termination fee described in the section “—Termination Fees” above and to any Damages resulting from or arising out of such fraud or Intentional Breach (as reduced by the amount of the applicable termination fee). The payment of a termination fee described in the section “—Termination Fees,” by and in itself, will not render a purported termination of the Merger Agreement under effective if such purported termination is not permitted in accordance with the terms of the Merger Agreement and in such case the parties shall be entitled to seek specific performance as described in the section “—Specific Performance” below.

Governance and Organizational Document Matters

Under the terms of the Merger Agreement, upon the Closing, the size of the Natura &Co Holding board of directors will be increased by three (3) directors. Three (3) directors mutually agreed by Avon and Natura Cosméticos prior to the Closing, which directors must be individuals who were members of Avon’s board of directors as of May 22, 2019, will be appointed to the Natura &Co Holding board of directors.

Upon the Closing, the certificate of incorporation of the Avon in effect at the effective time of the First Merger shall be amended and restated in its entirety at such time to be identical to the certificate of incorporation of Merger Sub II in effect immediately prior to such time, except that all references therein to Merger Sub II shall be amended pursuant to the certificate of merger and shall become references to Avon, in its capacity as the surviving corporation of the First Merger. Additionally, upon the Closing, the by-laws of Natura &Co Holding in effect at the effective time of the Second Merger shall be as set forth in Exhibit 3.02 to the Merger Agreement and shall be the by-laws of Natura &Co Holding from and after such time until amended in accordance with applicable law.

Amendment and Waiver

Any provision of the Merger Agreement may be amended prior to the Closing if, but only if, such amendment is executed in writing by each of the parties to the Merger Agreement, and any provision of the Merger Agreement may be waived if such waiver is executed in writing by the party against whom the waiver is to be effective, except as otherwise specified in the Merger Agreement with respect to certain provisions of which Natura Cosméticos’s financing sources are express third party beneficiaries; provided that (i) after the Avon Shareholder Approval is obtained there can be no amendment or waiver that would require the further approval of Avon shareholders under New York law without such approval having first been obtained and (ii) after the requisite approvals of Natura Cosméticos and Natura &Co Holding’s shareholders for the transactions contemplated by the Merger Agreement have been obtained, there will be no amendment or waiver that would require the further approval of the shareholders of Natura Cosméticos under applicable law without such approval having first been obtained.

No Third-Party Beneficiaries

Except in the limited circumstances specifically provided for in the Merger Agreement, the provisions of the Merger Agreement will be binding upon and will inure solely to the benefit of Avon and the Natura Entities and their respective successors and assigns, and no provision of the Merger Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities thereunder upon any person other than Avon and the Natura Entities and their respective successors and assigns.

Specific Performance

Prior to the termination of the Merger Agreement in accordance with its terms, the parties will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement or to enforce specifically the performance of the terms and provisions of the Merger Agreement without proof of actual damages (and each party has also agreed to waive any requirement for the securing or posting of any bond in connection with such remedy) in addition to any other remedy to which they are entitled at law or in equity. The parties have further agreed that they will not assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the parties otherwise have an adequate remedy at law.

Governing Law and Dispute Resolution

The Merger Agreement and all actions (whether in contract or tort) based on, arising out of or relating to the negotiation, execution or performance of the Merger Agreement or the transactions contemplated by the Merger Agreement will be governed by and construed in accordance with the laws of the State of Delaware, regardless of the applicable law that might otherwise govern under applicable principles of conflicts of law rules thereof, except to the extent the laws of the State of New York or Brazil are mandatorily applicable.

Any and all disputes or claims arising out of, relating to or in connection with the Merger Agreement or the Natura Founders’ Voting and Support Agreement or the transactions contemplated thereby between the parties (which such term includes, for the purposes of this section of this proxy statement/prospectus entitled “—Governing Law and Dispute Resolution,” the Founders), shall be referred to and finally resolved, exclusively, except in limited circumstances as specified in the Merger Agreement, by arbitration, administered by the International Court of Arbitration of the International Chamber of Commerce (“ICC”), in accordance with its Rules of Arbitration in effect at the time the arbitration is initiated (“Rules”), and, on a subsidiary basis, with Law 9.307/96, except as they may be modified by mutual agreement of Natura Cosméticos and Avon or as otherwise modified by the terms of the Merger Agreement. Each of the parties have agreed that it will not attempt to challenge, deny or defeat the jurisdiction of the Arbitral Tribunal or bring any action, suit or proceeding arising out of, relating to or in connection with the Merger Agreement or the Natura Founders’ Voting and Support Agreement, or the transactions contemplated thereby, in any court other than before the Arbitral Tribunal (except (i) for actions, suits or proceedings brought to enforce any award of the Arbitral Tribunal and (ii) in limited circumstances as specified in the Merger Agreement).

The arbitration will be conducted by an arbitral tribunal (the “Arbitral Tribunal”) composed of three arbitrators. One arbitrator will be nominated by Avon, and one arbitrator will be nominated by the mutual agreement of each of the Natura Entities and the Founders. The seat of arbitration will be the city of São Paulo, State of São Paulo, Brazil, and the language to be used in the arbitral proceedings will be English.

Each arbitrator will be required to be (i) qualified to practice law in the State of New York, (ii) fluent in English, (iii) independent of each of the parties and (iv) a lawyer or retired judge with at least fifteen years’ experience practicing in New York in mergers and acquisitions of public companies in the United States (which may include a litigator with such experience).

Arbitration will be conducted in an expedited manner in accordance with the terms specified in the Merger Agreement. The Arbitral Tribunal will have the power to award equitable remedies, including specific performance, injunctive relief, declaratory judgments or other equitable relief, and is specifically empowered to order each of the parties to take any and all action contemplated or required by the Merger Agreement or the Natura Founders’ Voting and Support Agreement, or in connection with the transactions contemplated thereby, to consummate the Natura Restructuring and the Mergers and the other transactions contemplated thereby.

Before the commencement of arbitration, the parties may request provisional and/or urgent measures in accordance with the terms of the Merger Agreement. Provisional and/or urgent measures prior to the commencement of the arbitration, as well as enforcement actions and actions to enforce the arbitral award may be requested, upon the option of the interested party, (i) in the U.S. District Court for the Southern District of New York or, if such court shall not have jurisdiction, any federal court located in the State of New York or other New York state court; or (ii) to the competent judicial courts of São Paulo, State of São Paulo, Brazil.

The Natura Founders’ Voting And Support Agreement

On May 22, 2019, concurrently with the execution of the Merger Agreement, the Founders entered into a Voting and Support agreement (the “Natura Founders’ Voting and Support Agreement”) with Avon, Natura Cosméticos and Natura &Co Holding. All of the shares issued and outstanding of Natura Cosméticos and Natura &Co Holding held directly or indirectly by the Founders subject to the Natura Founders’ Voting and Support Agreement (the “Founders’ Shares”) constituted approximately 50.5% of the total voting capital stock of Natura Cosméticos and 100% of the capital stock of Natura &Co Holding, in each case, as of May 22, 2019. Pursuant to the Natura Founders’ Voting and Support Agreement, the Founders have agreed to perform or cause to be performed all necessary and advisable acts, as shareholders and directors of Natura Cosméticos and Natura &Co Holding to, among other things, (i) approve and complete the Founders Contribution and (ii) approve and, to the extent within their power, complete the Merger of Shares and the Mergers, including in each case voting in favor of the transactions as directors and shareholders and cooperating and assisting with necessary, proper or advisable filings and procedures to complete the transactions contemplated by the Merger Agreement under applicable law.

Additionally, on May 27, 2019, the following shareholder members of the controlling block also executed joinder agreements to the Natura Founders’ Voting and Support Agreement: Maria Heli Dalla Colleta De Mattos, Fabio Dalla Colletta de Mattos and Gustavo Dalla Colletta De Mattos, who collectively hold approximately 3.84% of Natura Cosméticos.

Further, the Founders have also agreed not to solicit or take any action to facilitate the submission of an alternate acquisition proposal for Natura Cosméticos, including by refraining from discussing or providing information to any person in connection with such a proposal. The Founders also agreed not to, among other things, sell, transfer or encumber any Founders’ Shares.

The Natura Founders’ Voting and Support Agreement will terminate upon the termination of the Merger Agreement, other than a termination arising from a violation of the Natura Founders’ Voting and Support Agreement.

The Cerberus Investor Voting And Support Agreement

On May 22, 2019, concurrently with the execution of the Merger Agreement, Cerberus Investor, an affiliate of Cerberus, entered into a Voting and Support Agreement (the “Cerberus Investor Voting and Support Agreement”) with Natura Cosméticos and Merger Sub I. As of the Record Date, the Avon Shares subject to the Cerberus Investor Voting and Support Agreement constituted approximately 16.42% of the total outstanding Avon Shares entitled to vote at the Avon Special Meeting on an as-converted basis. Pursuant to the Cerberus Investor Voting and Support Agreement, Cerberus Investor has agreed to, among other things, (i) vote the Avon Preferred

Shares held by it, and any other shares of capital stock of Avon held by Cerberus Investor and certain of its affiliates (the “Cerberus Shares”), in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby, (ii) vote the Cerberus Shares in favor of any proposal to adjourn or postpone a meeting of shareholders to a later date to solicit additional proxies in favor of the adoption of the Merger Agreement and (iii) vote against alternate acquisition proposals for Avon or any other action that would reasonably be expected to materially delay or prevent the consummation of the Mergers and the other transactions contemplated by the Merger Agreement.

Further, Cerberus Investor has also agreed not to solicit or take any action to facilitate the submission of an alternate acquisition proposal for Avon and refraining from discussing or providing non-public information to any person seeking to make or that has made a proposal. Cerberus Investor has also agreed not to, among other things, sell, transfer or encumber any Cerberus Shares, subject to certain exceptions.

The Cerberus Investor Voting and Support Agreement will terminate upon (i) the termination of the Merger Agreement in accordance with its terms, (ii) any change to the terms of the Merger Agreement not approved by Cerberus Investor that changes the form or amount of consideration payable with respect to the shares held by Cerberus Investor or its affiliates or is by its terms materially adverse to Cerberus Investor and (iii) the effective time of the First Merger.

MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax consequences of the Transaction to U.S. holders and non-U.S. holders (each as defined below) of Avon Common Shares and of the ownership and disposition of the Natura &Co Holding Shares or Natura &Co Holding ADSs received by U.S. holders of Avon Common Shares upon the consummation of the Transaction. The discussion is based on and subject to the Code, the U.S. Treasury Regulations promulgated thereunder, administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. The discussion assumes that holders of Avon Common Shares hold their Avon Common Shares, and will hold their Natura &Co Holding Shares or Natura &Co Holding ADSs, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). The discussion also assumes that Section 7874 of the Code will not apply to the Transaction. The discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Avon Common Shares in light of their personal circumstances, including any tax consequences arising under the Medicare contribution tax on net investment income, or to such shareholders subject to special treatment under the Code, such as:

•	banks, thrifts, mutual funds, insurance companies, and other financial institutions;

•	real estate investment trusts and regulated investment companies;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	tax-exempt organizations or governmental organizations;

•	dealers or brokers in securities or foreign currency;

•	individual retirement and other deferred accounts;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	“passive foreign investment companies,” “controlled foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax;

•	shareholders who hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

•	except to the extent specifically set forth below, shareholders who own, or are deemed to own, five percent or more, by voting power or value, of Avon;

•

except to the extent specifically set forth below, U.S. holders who own at least 5% of Natura &Co Holding (by vote or value) immediately after the Transaction within the meaning of U.S. Treasury Regulations Section 1.367(a)-3(c)(5)(ii) (“U.S. Five-Percent Transferees”);

•	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	persons deemed to sell their Avon Common Shares under the constructive sale provisions of the Code; and

•	shareholders who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

This discussion represents the opinion of Baker & McKenzie, acting as counsel to Natura &Co Holding, with respect to the U.S. federal income consequences of the Transaction. The discussion does not address any non-income tax consequences or any foreign, state or local tax consequences. For purposes of this discussion, a U.S. holder means a beneficial owner of Avon Common Shares who is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “non-U.S. holder” means a beneficial owner of Avon Common Shares that is not a U.S. holder or a partnership for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds Avon Common Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the Transaction and the ownership and disposition of the Natura &Co Holding Shares or Natura &Co Holding ADSs.

HOLDERS OF AVON COMMON SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES OF THE TRANSACTION ARISING UNDER U.S. FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO THE INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.

The Transaction

U.S. Holders

Tax-Free Treatment of the Transaction

It is the opinion of Baker & McKenzie LLP that the Transaction should qualify for the Intended U.S. Tax Treatment. While receipt of an opinion from counsel to the effect that the Transaction should qualify for the Intended U.S. Tax Treatment is not a closing condition to the Transaction, an opinion from Baker & McKenzie LLP has been requested by Natura &Co Holding and is attached to this proxy statement/prospectus as Exhibit 8.1. None of Avon, Natura &Co Holding, Natura Cosméticos, Merger Sub I or Merger Sub II intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Transaction. Consequently, no assurance can be given that the IRS will not challenge the Intended U.S. Tax Treatment or that a court would not sustain such a challenge.

Assuming the Transaction qualifies for the Intended U.S. Tax Treatment, the Transaction will have the following U.S. federal income tax consequences for U.S. holders other than certain U.S. Five-Percent Transferees (as discussed below):

•	none of Avon, Natura &Co Holding, Merger Sub I or Merger Sub II will recognize gain or loss in the merger of Merger Sub II into Avon pursuant to the Transaction;

•	none of Avon, Natura &Co Holding or Merger Sub I will recognize gain or loss in the merger of Merger Sub I into Natura &Co Holding pursuant to the Transaction;

•

the tax basis of the Natura &Co Holding Shares or Natura &Co Holding ADSs received in the Transaction by a holder of Avon Common Shares will be the same as the tax basis of the Avon Common Shares exchanged therefor, as determined based on the average basis of all Avon Common Shares exchanged in the Transaction by such U.S. holder; and

•

the holding period for the Natura &Co Holding Shares or Natura &Co Holding ADSs received in the Transaction by a holder of Avon Common Shares will include the holding period of the Avon Common Shares exchanged therefor.

Taxation Under Section 367(a)

Section 367(a) of the Code and the applicable U.S. Treasury Regulations promulgated thereunder provide that when a U.S. shareholder exchanges stock in a U.S. corporation for stock in a non-U.S. corporation in a transaction that would otherwise qualify as a transaction described in Section 351(a) of the Code, the U.S. shareholder is required to recognize gain, but not loss, realized on such exchange unless certain requirements are met. Subject to the discussion below, the Transaction is expected to satisfy such requirements and is not expected to result in a U.S. holder of Common Shares being required to recognize gain because of the application of Section 367(a)(1) of the Code.

Substantiality Test

One requirement of Section 367(a) of the Code is that the fair market value of Natura &Co Holding must equal or exceed that of Avon on the Closing Date, taking into account certain special rules for measuring fair market value, including factors other than the Estimated Ownership Ratio (the “Substantiality Test”). For purposes of the Substantiality Test, certain distributions to its shareholders and stock repurchases made by Avon in the 36 months prior to the Closing Date must be included in the fair market value of Avon. The value of certain acquired passive assets (if any) held by Natura &Co Holding on the Closing Date, including passive assets and any dispositions of assets, potentially would be excluded from the fair market value of Natura &Co Holding. Changes in the relative fair market values of Avon and Natura &Co Holding could also affect this calculation. Moreover, the determination of fair market value for this purpose is complex and, with respect to the Transaction, subject to factual uncertainties. Therefore, no assurance can be given that the IRS will not assert that Section 367(a)(1) should apply to the Transaction or that a court would not sustain such an assertion.

None of the parties intend to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Transaction. Accordingly, it will not be possible to reach a definitive conclusion regarding the fair market values of Natura &Co Holding and Avon on the Closing.

Effect of Failing the Substantiality Test

If the IRS were to determine that on the Closing Date the fair market value of Avon exceeded that of Natura &Co Holding or any other requirement under Section 367(a) for the non-recognition of gain by U.S. holders was not satisfied, then a U.S. holder of Avon Common Shares would recognize gain (but not loss) in an amount equal to the excess, if any, of (1) the sum of the fair market value as of the Closing Date of Natura &Co Holding Shares or Natura &Co Holding ADSs received in the Transaction and any cash received in lieu of fractional Natura &Co Holding Shares or Natura &Co Holding ADSs over (2) such holder’s tax basis in the Avon Common Shares surrendered by the holder in the Transaction, as calculated separately for each block of Avon Common Shares held by the holder. Any gain so recognized would generally be long-term capital gain if the holder has held the Avon Common Shares for more than one year at the time the Transaction is completed, as determined separately for each block of Avon Common Shares held by the holder.

U.S. Five-Percent Transferees

A U.S. Five-Percent Transferee will be subject to rules and potential treatment that differ from those described above. For instance, a U.S. Five-Percent Transferee will qualify for non-recognition treatment as described herein only if the U.S. Five-Percent Transferee files a Gain Recognition Agreement with the IRS. The requirements for and effects of entering into and complying with a Gain Recognition Agreement are complex and are not discussed herein. Additionally, information reporting and backup withholding requirements may apply to

U.S. Five-Percent Transferees. Any U.S. Five-Percent Transferee is urged to consult with its tax advisor regarding the tax consequences of the Transaction to it, including the decision to file a Gain Recognition Agreement and the procedures to be followed in connection with such filing.

Treatment of the Transaction as a Taxable Disposition

If the Transaction were not respected for U.S. federal income tax purposes as a transaction described in Section 351(a) of the Code, other than because of the application of Section 367(a) of the Code, then each U.S. holder of Avon Common Shares would recognize gain or loss equal to the difference between (1) the sum of the fair market value of the Natura &Co Holding Shares or Natura &Co Holding ADSs and any cash received in lieu of fractional shares of Natura &Co Holding Shares or Natura &Co Holding ADSs and (2) its tax basis in the Avon Common Shares surrendered in exchange therefor, as calculated separately for each block of Avon Common Shares held by the U.S. holder. Any such gain or loss so recognized would generally be long-term capital gain or loss if the U.S. holder has held the Avon Common Shares for more than one year on the Closing Date, as determined separately for each block of Avon Common Shares held by the U.S. holder. The deductibility of capital losses is subject to limitations.

Cash in Lieu of Fractional Shares

The receipt of cash in lieu of fractional Natura &Co Holding Shares or Natura &Co Holding ADSs will generally be treated as if the U.S. holder received the fractional Natura &Co Holding Shares or Natura &Co Holding ADSs in the Transaction and then received the cash in a redemption of such fractional Natura &Co Holding Shares or Natura &Co Holding ADSs, in which case the U.S. holder should generally recognize gain or loss equal to the difference between the amount of the cash received instead of the fractional shares and the U.S. holder’s tax basis allocable to such fractional shares.

Non-U.S. Holders

Whether or not the Transaction is treated as a taxable transaction, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized in the Transaction unless:

•

the recognized gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met; or

•

the Foreign Investment in Real Property Tax Act, or “FIRPTA,” rules apply because (1) the Avon Common Shares constitute U.S. real property interests by reason of Avon’s status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the Non-U.S. holder’s holding period in their Avon Common Shares or the five-year period ending on the date of the Transaction; and (2) assuming that Avon Common Shares constitute U.S. real property interests and are treated as regularly traded on an established securities market within the meaning of applicable Treasury Regulations, the non-U.S. holder held, directly or indirectly, at any time within the five-year period preceding the disposition, more than 5% of Avon Common Shares (such non-U.S. holder, a “Significant Non-U.S. Holder”).

Unless an applicable income tax treaty provides otherwise, the recognized gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such non-U.S. holder were a U.S. person (see “—U.S. Holders” above). A non-U.S. holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders are urged to consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Recognized gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S.-source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point, Significant Non-U.S. Holders would have to recognize gain on the exchange of Avon Common Shares for Natura &Co Holding Shares of Natura &Co Holding ADSs (whether or not the Transaction qualified for the Intended U.S. Tax Treatment) if Avon constituted a USRPHC on the date of the Transaction (or was a USRPHC at any time during the five-year period ending on the date of the Transaction). Avon would be a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable U.S. Treasury Regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets that are used or held for use in a trade or business. Avon does not believe that it has been a USRPHC in the past five years and does not expect to become a USRPHC prior to or on the date of the Transaction.

Ownership of Natura &Co Holding Shares and Natura &Co Holding ADSs

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of Natura &Co Holding Shares or Natura &Co Holding ADSs to holders who receive such Natura &Co Holding Shares or Natura &Co Holding ADSs pursuant to the Transaction and assumes that Natura &Co Holding will be resident exclusively in Brazil for tax purposes.

U.S. Holders

Taxation of Dividends

Dividends will generally be taxed as ordinary income to U.S. holders to the extent that they are paid out of Natura &Co Holding’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. As such, subject to the following discussion of special rules applicable to PFICs (as defined below), and assuming that Natura &Co Holding ADSs are successfully listed on the NYSE and certain holding-period requirements are met, the gross amount of the dividends paid by Natura &Co Holding to U.S. holders of Natura &Co Holding ADSs may be eligible to be taxed at lower rates applicable to dividends paid by a “qualified foreign corporation.” However, dividends paid by Natura &Co Holding to U.S. holders of Natura &Co Holding Shares will not be eligible to be taxed at such lower rates because Natura &Co Holding Shares are not (and are not expected to be) listed on an established securities market in the United States. Dividends paid by Natura &Co Holding will not qualify for the dividends received deduction under Section 243 of the Code otherwise available to corporate shareholders. In general, and subject to the discussion below, the dividend income will be treated as foreign source passive income for U.S. federal foreign tax credit limitation purposes.

To the extent that the amount of any dividend exceeds Natura &Co Holding’s current and accumulated earnings and profits for a taxable year, the excess will first be treated as a tax-free return of capital, causing a reduction in the U.S. holder’s adjusted basis in Natura &Co Holding Shares or Natura &Co Holding ADSs. The balance of any excess will be taxed as capital gain, which would be long-term capital gain if the holder has held the Natura &Co Holding Shares or Natura &Co Holding ADSs for more than one year at the time the dividend is received. Assuming that the Transaction qualifies for the Intended U.S. Tax Treatment, the period of time during which a U.S. holder will be treated as having held the Natura &Co Holding Shares or Natura &Co Holding ADSs will generally include the time period during which such U.S. holder held its Avon Common Shares. However, Natura &Co Holding is not expected to maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. holder of Natura &Co Holding Shares or Natura &Co Holding ADSs may have to assume that any distribution by Natura &Co Holding with respect to its common stock will constitute dividend income.

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by Natura &Co Holding, calculated by reference to the exchange rate on the date the dividend is includible in the U.S. holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date such U.S. holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit purposes.

Sale, Exchange or Other Taxable Disposition

Subject to the following discussion of special rules applicable to PFICs, a U.S. holder will generally recognize taxable gain or loss on the sale, exchange or other taxable disposition of Natura &Co Holding Shares or Natura &Co Holding ADSs in an amount equal to the difference between the amount realized on such taxable disposition and the holder’s tax basis in the Natura &Co Holding Shares or Natura &Co Holding ADSs.

The source of any such gain or loss is generally determined by reference to the residence of the holder such that it generally will be treated as U.S. source income for foreign tax credit limitation purposes in the case of a sale, exchange or other taxable disposition by a U.S. holder.

Gain or loss realized on the sale, exchange or other taxable disposition of Natura &Co Holding Shares or Natura &Co Holding ADSs generally will be capital gain or loss and will be long-term capital gain or loss if the Natura &Co Holding Shares or Natura &Co Holding ADSs have been held for more than one year. Assuming that the Transaction qualifies for the Intended U.S. Tax Treatment, the period of time during which a U.S. holder will be treated as having held the Natura &Co Holding Shares or Natura &Co Holding ADSs will generally include the time period during which such U.S. holder held its Avon Shares. The deduction of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

A foreign corporation is a “passive foreign investment company” (a “PFIC”) if, after the application of certain “look-through” rules, (1) at least 75% of its gross income is “passive income” as that term is defined in the relevant provisions of the Code, or (2) at least 50% of the average value of its assets produce “passive income” or are held for the production of “passive income.” The determination as to PFIC status is made annually. If a U.S. holder is treated as owning PFIC stock, the U.S. holder will be subject to special rules generally intended to reduce or eliminate the benefit of the deferral of U.S. federal income tax that results from investing in a foreign corporation that does not distribute all of its earnings on a current basis. These rules may adversely affect the tax treatment to a U.S. holder of dividends paid by Natura &Co Holding and of sales, exchanges and other dispositions of Natura &Co Holding Shares or Natura &Co Holding ADSs, and may result in other adverse U.S. federal income tax consequences.

Natura &Co Holding does not expect to be a PFIC immediately after Closing, and does not expect to become a PFIC in the future. However, there can be no assurance that the IRS will not successfully challenge this position or that Natura &Co Holding will not become a PFIC at some future time as a result of changes in Natura &Co Holding’s assets, income or business operations. U.S. holders are urged to consult their own tax advisors about the determination of Natura &Co Holding’s PFIC status and the U.S. federal income tax consequences of holding the Natura &Co Holding Shares or Natura &Co Holding ADSs if Natura &Co Holding is characterized as a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends received by U.S. holders of the Natura &Co Holding Shares or Natura &Co Holding ADSs and the proceeds received on the disposition of the

Natura &Co Holding Shares or Natura &Co Holding ADSs effected within the United States (and, in certain cases, outside the United States), paid to U.S. holders other than certain exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. holder’s broker) or is otherwise subject to backup withholding. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Non-U.S. holders may be required to comply with certification and identification procedures in order to establish an exemption from information reporting and backup withholding.

Material Brazilian Tax Considerations

The following discussion, prepared by our Brazilian counsel, summarizes the main Brazilian tax consequences of the acquisition, ownership and disposition of common shares and ADSs by an individual, entity, trust or organization that is not domiciled or resident in Brazil for purposes of Brazilian taxation (a “Non-Resident Holder”). The following is a general discussion and, therefore, it does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident Holder. It is based upon the tax laws and regulations of Brazil as in effect on the date hereof, which are subject to change, possibly with retroactive effect, and to differing interpretations. Any change to the legislation may change the consequences described below. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian tax consequences to such purchaser of an investment in Natura &Co Holding Shares or Natura &Co Holding ADSs.

The tax consequences described below do not take into account tax treaties entered into by and between Brazil and other countries. The summary below does not address any tax consequences under the tax laws of any state or locality of Brazil.

Material Brazilian Tax Consequences to Non-Resident Holders as a Result of the Transaction

The deposit of shares of a non-Brazilian entity in exchange for the Natura &Co Holding ADSs by a Non-Resident Holder is expected to be out of the scope of Brazilian tax rules, as it constitutes an exchange, via merger, of non-Brazilian assets by a non-Brazilian Holder. No guarantee exists that such tax treatment will not be disputed by Brazilian tax authorities or will be validated by Brazilian courts if they are required to decide on the subject.

Income Tax

Dividends

Dividends paid by a Brazilian corporation, such as Natura &Co Holding, including stock dividends and other dividends paid to a Non-Resident Holder of common shares, are currently not subject to withholding income tax in Brazil to the extent that these amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.

Notwithstanding the foregoing, it should be noted that Brazilian GAAP was subject to changes in the end of 2007 (effective as of 2008) in order to conform to IFRS accounting standards. However, until January 1, 2015, Brazilian companies were still required to adopt, for tax purposes, the accounting rules and criteria that were effective on December 31, 2007, or the old Brazilian GAAP, pursuant to a transitory tax regime (regime tributário de transição), or RTT. Law No. 12,973 of May 13, 2014, as amended, or Law No. 12,973/14, extinguished the RTT and approved new rules aimed at permanently aligning the Brazilian tax system with IFRS as of January 1, 2015, including with respect to dividend distributions. For the 2014 fiscal year, the taxpayers were entitled to elect to adopt the new rules or to adopt the RTT.

Under the RTT, there was controversy on how tax authorities would view certain situations, including whether dividends should be calculated in accordance with the IFRS rules or the old Brazilian GAAP. It was debatable whether any dividend distributions made in accordance with IFRS rules in excess of the amount that could have been distributed had the profits been ascertained based on the old Brazilian GAAP would be taxable income. In view of such controversy, Law No. 12,973/14 expressly determines that dividends calculated in accordance with the IFRS rules based on profits ascertained between January 1, 2008 and December 31, 2013 should not be subject to taxation.

Notwithstanding the provisions of Law No. 12,973/14, Brazilian tax authorities issued Normative Ruling No. 1,492, of September 17, 2014, or Normative Ruling No. 1,492/14, which provides that dividend distributions supported by IFRS profits ascertained in the year 2014 that exceed the amount resulting from the adoption of the old Brazilian GAAP should be subject to taxation. However, this rule would only apply to taxpayers that have not elected to account for the effects of Law No. 12,973/14 (i.e., taxation based on IFRS rules) for the 2014 fiscal year.

Despite our belief that the tax exemption on dividends applies to dividends distributed by Brazilian companies out of profits ascertained in accordance with IFRS principles, there can be no assurance that dividends distributed out of the profits of companies ascertained in the 2014 fiscal year and that have not elected to adopt the new rules in said fiscal year will be tax exempt. If the provisions of Normative Ruling No. 1,492/14 are applicable, dividends ascertained in the fiscal year of 2014 based on IFRS that exceed the amount that would result from the adoption of the old Brazilian GAAP could be subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a country or other jurisdiction (1) that does not impose income tax, (2) where the maximum income tax rate is lower than 20.0% or 17%, as the case may be, or (3) where the applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments (“Low or Nil Tax Jurisdiction”). See “—Discussion on Low or Nil Tax Jurisdictions.”

There can be no assurance that the current tax exemption on dividends distributed by Brazilian companies will continue in the future. If this tax exemption does not apply, it could have an adverse impact on Non-Resident Holders.

Interest Attributable to Shareholder’s Equity

Law No. 9,249, dated December 26, 1995, as amended, or Law No. 9,249/95, allows a Brazilian corporation, such as Natura &Co Holding, to make distributions to shareholders of interest on equity and treat those payments as deductible expense, for purposes of calculating Brazilian corporate income tax and social contribution on net profits as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the TJLP as determined by the Brazilian Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•

50% of net profits (after the deduction of social contribution on net profits and before taking into account the provision for corporate income tax and the amount attributable to shareholders as interest on equity) related to the period in respect of which the payment is made; and

•	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a Low or Nil Tax Jurisdiction.

These payments may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Distributions of interest on equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Brazilian Central Bank.

Capital Gains

According to Article 26 of Law No. 10,833, dated December 29, 2003, as amended, gains related to the sale or disposition of assets located in Brazil, such as the Natura &Co Holding Shares, by a Non-Resident Holder, are subject to withholding income tax in Brazil, regardless of whether the sale or disposition is made by a Non-Resident Holder to another non-resident of Brazil or to a Brazilian resident.

As a general rule, capital gains realized as a result of a sale or disposition of common shares are equal to the positive difference between the amount realized on the sale or disposition and the respective acquisition costs of the common shares.

There is a controversy regarding the currency that should be considered for purposes of determining the capital gain realized by a Non-Resident Holder on a sale or disposition of shares in Brazil, more specifically, if such capital gain is to be determined in foreign or in local currency.

Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Brazilian Central Bank and how the disposition is carried out, as described below.

Currently, capital gains realized by Non-Resident Holders on a sale or disposition of shares carried out on the B3 (including the organized over-the-counter market) are:

•

exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Brazilian Central Bank under the rules of Resolution 4,373/14 of the Brazilian Monetary Council (a “4,373 Holder”), and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;

•

subject to income tax at a rate of 15% in the case of gains realized by (A) a Non-Resident Holder that (1) is not a 4,373 Holder and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or (B) a Non-Resident Holder that (1) is a 4,373 Holder, and (2) is resident or domiciled a Low or Nil Tax Jurisdiction; or

•	subject to income tax at a rate of up to 25% in the case of gains realized by a Non-Resident Holder that (1) is not a 4,373 Holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction.

A withholding income tax of 0.005% will apply and can be offset against the eventual income tax due on the capital gain. Such withholding does not apply to a 4,373 Holder that is not resident or domiciled in a Low or Nil Tax Jurisdiction.

Under current law, for transactions taking place outside the B3 or the organized over-the counter market, capital gains recognized by a Non-Resident Holder would be, in principle, subject to income tax in Brazil at progressive rates from 15% to 22.5% or 25%, if such Non-Resident Holder is resident or domiciled in a Low or Nil Tax Jurisdiction. The rates mentioned above would apply unless a lower rate is provided for in an applicable tax treaty between Brazil and the country where the Non-Resident Holder is domiciled.

Law No. 13,259 of March 16, 2016 determined the new progressive taxation method over capital gains mentioned above that has been in force since January 1, 2017. Capital gains are subject to income tax based on the following rates:

(i)	15% on any capital gain not exceeding R$5,000,000.00;

(ii)	17.5% on the portion of the capital gain between R$5,000,000.00 and R$10,000,000.00;

(iii)	20% on the portion of the capital gain between R$10,000,000.00 and R$30,000,000.00; or

(iv)	22.5% on the portion of the capital gain exceeding R$30,000,000.00.

If the Non-Resident Holder is a 4,373 Holder and is not resident or domiciled in a Low or Nil Tax Jurisdiction, it is arguable that the progressive rates mentioned above should not apply and, in such case, the 4,373 Holder would be subject to income tax at a fixed rate of 15%.

In the cases above, if the capital gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with the intermediation of a financial institution the withholding income tax of 0.005% will apply and can later be offset against any income tax due on the capital gains.

The exercise of any preemptive rights relating to our common shares will not be subject to Brazilian income tax. Gains realized by a Non-Resident Holder on the disposition of preemptive rights in Brazil will be subject to Brazilian income tax according to the same rules applicable to the sale or disposition of shares.

There can be no assurance that the current favorable tax treatment of 4,373 Holders will continue in the future.

Discussion on Low or Nil Tax Jurisdictions

According to Law No. 9,430, dated December 27, 1996, Low or Nil Tax Jurisdiction is a country or location that (1) does not impose taxation on income, (2) imposes the income tax at a rate lower than 20% or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment. On November 28, 2014, the Brazilian tax authorities issued the Ordinance No. 488, which decreased from 20% to 17% such minimum threshold for specific cases. The 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities.

Law No. 11,727/08 created the concept of Privileged Tax Regimes, which encompasses the countries and jurisdictions that: (1) do not tax income or tax it at a maximum rate lower than 20% or 17%, as the case may be; (2) grant tax advantages to a non-resident entity or individual (i) without the need to carry out a substantial economic activity in the country or a said territory or (ii) conditioned to the non-exercise of a substantial economic activity in the country or a said territory; (3) do not tax or taxes proceeds generated abroad at a maximum rate lower than 20%, or 17%, as applicable; or (4) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

In addition, Brazilian tax authorities enacted Normative Ruling No. 1,037, of June 7, 2010, or Normative Ruling No. 1,037/10, as amended, listing (1) the countries and jurisdictions considered Low or Nil Tax Jurisdictions, and (2) the Privileged Tax Regimes.

The interpretation of the current Brazilian tax legislation should lead to the conclusion that the concept of Privileged Tax Regimes should only apply for certain Brazilian tax purposes, such as transfer pricing and thin capitalization rules. According to this interpretation, the concept of Privileged Tax Regimes should not be applied in connection with the taxation of dividends, interest on equity and gains related to investments made by Non-Brazilian Holders in Brazilian corporations. Regulations and non-binding tax rulings issued by Brazilian federal tax authorities seem to confirm this interpretation.

Notwithstanding the fact that such Privileged Tax Regimes concept was enacted in connection with transfer pricing rules and is also applicable to thin capitalization and cross-border interest deductibility rules, Brazilian tax authorities may take the position that such Privileged Tax Regimes definition also applies to other types of transactions.

As a result, there is no assurance that Brazilian tax authorities will not attempt to apply the concept of Privileged Tax Regimes to non-resident investors holding common shares such as a Non-Resident Holder. Prospective purchasers should therefore consult with their own tax advisors regarding the consequences of the implementation of Law No. 11,727/08, Normative Ruling No. 1,037/10, as amended, and of any related Brazilian tax laws or regulations concerning Low or Nil Tax Jurisdictions and Privileged Tax Regimes.

Sale of ADSs

We do not expect the gains realized by a Non-Resident Holder on the disposition of ADSs to another non-Brazilian resident to be subject to Brazilian tax, based on the argument that the ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident Holder on the disposition of ADSs to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a Non-Resident Holder to a Brazilian resident, or even to a Non-Resident Holder in the event that courts determine that the ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described above. If this income tax does apply, it could have an adverse impact on Non-Resident Holders.

Gains on the exchange of ADSs for shares

Non-Resident Holders may exchange ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale. As a general rule, the exchange of ADSs for shares is not subject to income taxation in Brazil.

Upon receipt of the underlying shares in exchange for ADSs, Non-Resident Holders may also elect to register with the Brazilian Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under CMN Resolution No. 4,373/14, which will entitle them to the tax treatment referred above on the future sale of the shares.

Alternatively, the Non-Resident Holder is also entitled to register with the Brazilian Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a 4,373 Holder.

Gains on the Exchange of Shares for ADSs

The deposit of shares of a Brazilian entity in exchange for the ADSs by a Non-Resident Holder may be subject to Brazilian withholding income tax on capital gains if the acquisition cost is lower than the share price verified on the exchange date. The capital gains ascertained by the Non-Resident Holder, in this case, should be subject to taxation at rates that vary from 15% to 22.5%, depending on the amount of the gain, as referred to above; or at 25% if realized by a Non-Resident Holder that is resident or domiciled in a Low or Nil Tax Jurisdiction. In certain circumstances, there may be arguments to sustain the position that such taxation is not applicable to 4,373 Holders that are not resident or domiciled in a Low or Nil Tax Jurisdiction, which would be subject to taxation at a fixed 15% rate.

Tax on Foreign Exchange Transactions

Brazilian law imposes a tax on foreign exchange transactions (“IOF/Exchange”), due on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and the conversion of foreign currency into Brazilian currency. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%.

Effective as of December 1, 2011, however, the IOF/Exchange is levied at a rate of 0% over foreign exchange transactions entered into in connection with the inflow of proceeds to Brazil for investments made by a foreign investor (including a Non-Resident Holder) in (1) variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, and (2) the acquisitions of shares of Brazilian publicly held companies in public offerings or subscription of shares related to capital contributions, provided that the company has registered its shares for trading with the stock exchange. As of June 5, 2013, this beneficial tax treatment was extended to all investments made under the rules of CMN Resolution 4,373/14 in the Brazilian financial and capital markets, including the investment in common shares. The IOF/Exchange at a rate of 0% also applies for the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on equity and the repatriation of funds invested in the Brazilian market.

Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares of a Brazilian entity. Nonetheless, the Brazilian government may increase the rate at any time up to 25%. However, any increase in rates may only apply to future foreign exchange transactions.

Tax on Transactions Involving Bonds and Securities

Brazilian law imposes a tax on transactions involving bonds and securities (“IOF/Bonds”), on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving common shares is currently 0%, although the Brazilian government may increase such rate at any time up to 1.5% of the transaction amount per day, but only in respect of future transactions.

On December 24, 2013, the Brazilian government reduced the IOF/Bonds to zero for transactions involving the deposit of shares which are issued by a Brazilian company admitted to trade on the B3 with the specific purpose of enabling the issuance of depositary receipts traded outside Brazil.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares by a Non-Resident Holder, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common shares.

INFORMATION ABOUT THE COMPANIES

Natura &Co

We are a global cosmetics group comprising three iconic brands and Brazil’s largest multinational cosmetics, hygiene and beauty company in terms of market share, as of December 31, 2018, according to Euromonitor International (Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition with data regarding retail value sales at retail sale prices), with operations in Asia, Europe, North America, Oceania, and South America. We believe we are a leading developer, manufacturer, distributor and seller of self-branded cosmetics, fragrances and toiletries in Brazil. Also, we believe our distinctive corporate culture, which values our relationships with our customers, our independent beauty consultants, our suppliers and others, and rests on a commitment to generate positive economic, social and environmental impact, has been fundamental to our growth.

Natura Cosméticos S.A., the holding company of Natura &Co, is a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil on June 6, 1993 for an indefinite term. Its commercial name is Natura. Our principal place of business is located at Avenida Alexandre Colares, no. 1188, Parque Anhanguera, São Paulo, São Paulo, 05106-000, Brazil, telephone: +55 11 4446-4200. Our website address is: https://natu.infoinvest.com.br/en.

Avon

Avon is a global manufacturer and marketer of beauty and related products. Avon commenced operations in 1886 and was incorporated in the State of New York on January 27, 1916. Avon conducts business in the highly competitive beauty industry and competes against other consumer packaged goods and direct-selling companies to create, manufacture and market beauty and non-beauty-related products. Avon’s product categories are Beauty and Fashion & Home. Beauty consists of skincare, fragrance and color (cosmetics). Fashion & Home consists of fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, children’s products and nutritional products.

Avon’s business is conducted primarily in one channel, direct selling. Avon’s reportable segments are based on geographic operations in four regions: Europe, Middle East & Africa; South Latin America; North Latin America; and Asia Pacific. All of Avon’s consolidated revenue is derived from operations of subsidiaries outside of the United States.

As of the date hereof, Avon’s headquarters and principal executive offices are located at Building 6, Chiswick Park, London W4 5HR, United Kingdom, telephone: + 44-1604-232425. Avon’s website address is: avonworldwide.com/.

Additional information about Avon and its subsidiaries is included in the documents incorporated by reference into this proxy statement/prospectus. For more information about how to obtain copies of this information, see the “Where You Can Find More Information” section of this proxy statement/prospectus.

Natura &Co Holding

Upon the conclusion of the Founders Contribution, Natura &Co Holding will be the parent company of Natura Cosméticos. On January 21, 2019, Natura &Co Holding was incorporated under the laws of Brazil as a corporation (sociedade anônima) of indefinite term, having its registered office in the city of São Paulo, state of São Paulo, at Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A, Parque Anhanguera, 05106-000, Brazil, enrolled with the Brazilian taxpayers’ registry (Cadastro Nacional de Pessoas Jurídicas—CNPJ) under No. 32.785.497/0001-97, for the purpose of entering into the Merger Agreement.

Natura &Co Holding has not conducted any business operations other than that which are incidental to its formation and in connection with the transactions contemplated by the Merger Agreement, including the Transaction. As of the date of this proxy statement/prospectus, Natura &Co Holding does not beneficially own any Avon Shares or Natura Cosméticos Shares. Following the Transaction, Natura &Co Holding will be the holding company of the combined businesses of Avon and Natura Cosméticos, and it is expected that Natura &Co Holding Shares will be listed on the B3 and that Natura &Co Holding ADSs will be listed on the NYSE.

The principal executive offices of Natura &Co Holding are located at Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A, Parque Anhanguera, São Paulo, São Paulo 05106-000, Brazil, telephone: +55 11 4446-4200.

Natura &Co Holding’s agent for service is Cogency Global Inc., 10 East 40th Street, 10th Floor, New York, NY 10016.

Merger Sub I

Merger Sub I, the direct parent company of Merger Sub II, is a subsidiary of Natura &Co Holding, incorporated in the State of Delaware on May 15, 2019. Merger Sub I has not conducted any business operations other than those which are incidental to its formation and in connection with the transactions contemplated by the Merger Agreement, including the Transaction. As of the date of this proxy statement/prospectus, Merger Sub I does not beneficially own any Avon Shares or Natura Cosméticos Shares. Following the Transaction, Merger Sub I will be merged into Natura &Co Holding, with Natura &Co Holding being the surviving corporation of the Second Merger.

The principal executive offices of Merger Sub I are located at Corporation Trust Center, 1209 Orange Street, city of Wilmington, County of New Castle, Delaware 19801.

Merger Sub II

Merger Sub II is an indirect wholly owned subsidiary of Natura &Co Holding, incorporated in the State of Delaware on May 15, 2019. Merger Sub II has not conducted any business operations other than that which are incidental to its formation and in connection with the transactions contemplated by the Merger Agreement, including the Transaction. As of the date of this proxy statement/prospectus, Merger Sub II does not beneficially own any Avon Shares or Natura Cosméticos Shares. Following the Transaction, Merger Sub II will be merged into Avon, with Avon being the surviving corporation.

The principal executive offices of Merger Sub II are located at Corporation Trust Center, 1209 Orange Street, city of Wilmington, County of New Castle, Delaware 19801.

INFORMATION ABOUT NATURA &CO

Overview

We are a global cosmetics group comprising three iconic brands and Brazil’s largest multinational cosmetics, hygiene and beauty company in terms of market share, as of December 31, 2018, according to Euromonitor International (Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition with data regarding retail value sales at retail sale prices), with operations in Asia, Europe, North America, Oceania, and South America. We believe we are a leading developer, manufacturer, distributor and seller of self-branded cosmetics, fragrances and toiletries in Brazil. Also, we believe our distinctive corporate culture, which values our relationships with our customers, our independent beauty consultants, our suppliers and others, and rests on a commitment to generate positive economic, social and environmental impact, has been fundamental to our growth.

Our history begins in 1969 with Natura in Brazil. In 1982, we began operations in Latin America and in 2006 we opened our first store outside Brazil, in France. Currently, we also have stores in other countries, such as the United States, Chile and Argentina. In 2016, we acquired 100% of Aesop (following the purchase of an initial 65% stake in 2013), a luxury cosmetics company, founded in Australia, and in 2017, we acquired The Body Shop, founded in the U.K. With this most recent acquisition, we took a decisive step towards creating a global, multibrand, multi-channel group named Natura &Co. The group brings together three distinctive brands that share a common purpose, vision and commitment to sustainable and ethical business practices.

Our flagship brands are:

•

Natura: Founded in 1969 in São Paulo, Brazil, is among the world’s ten largest direct sales companies. Under the Natura brand, the majority of our products are natural in origin, crafted from ingredients from the biodiversity in Brazil and distributed predominantly through direct sales by our independent beauty consultants. We also operate through e-commerce and have an expanded network of owned physical stores, with 43 stores in Brazil and nine abroad (in the United States, France, Argentina and Chile), 256 franchise stores and approximately 3,500 drugstores as of June 30, 2019.

•

The Body Shop: Founded in 1976 in Brighton, United Kingdom, is a developer, distributor and seller of naturally inspired beauty products, makeup and skincare. Under The Body Shop brand, we distribute and sell our products based on a franchise distribution model, through our owned shops, home sales, and e-commerce in 44 countries, outlets, travel retail and third-party franchised channels, and the products are available in major markets. As of June 30, 2019, we had 1,013 owned stores and 1,855 franchised stores.

•

Aesop: Founded in 1987 in Melbourne, Australia, is a luxury cosmetics brand, with a unique portfolio of skincare and hair products, among others. In 2013, we acquired the controlling stake in Aesop and have seen a strong growth in our operations. Under the Aesop brand, our products are distributed predominantly through signature stores with unique designs, department stores and e-commerce in 22 countries directly and three countries through distributors.

We are currently divided into five major operational segments, including Natura Brasil, Natura LATAM, Natura others (the United States and France), The Body Shop and Aesop.

The combination of these three unique brands allows us to offer a portfolio with strong synergies and cover a broad range of quality products, based on natural ingredients. We supply product categories for both women and men, including skin care products for face and body, hair care and treatment products, cosmetics, fragrances, bath, sunscreen, oral hygiene, and baby and child care.

We believe our brands are among the most recognized in the cosmetics, fragrances and toiletries industry, industries in which we operate. Our combined businesses consolidate our strong position in body care and also further strengthen our unique value proposition for fragrance.

Our products reach our consumers through approximately 3,500 stores and network of 1.7 million independent beauty consultants as of June 30, 2019. We have more than 16,500 employees and are present in 75 countries. We had R$6.3 billion in net revenue on a consolidated basis during the six months ended June 30, 2019

We believe that our purpose, beliefs and aspiration have been important in our growth and in the development of our strong reputation:

•	Our purpose: To nurture beauty and relationships for a better way of living and doing business.

•

Our beliefs: We are passionate agents of change. We build relationships based on transparency, collaboration and diversity. We are committed to integrity and accountability. We find the courage to challenge the status quo and go beyond. We honor and respect the interdependent nature of all things.

•	Our aspiration: We dare to innovate to promote positive economic, social and environmental impact.

We expect that our purpose will also drive our growth in the future. Our brands share the same mission and similar values, with strong belief in ethics, the commitment to sustainability and scientific and social innovation. This vision helps us attract and retain our extensive network of independent beauty consultants, and promote a corporate culture that produces innovative marketing concepts and products, increasing the attractiveness of our products.

Our Operations

Natura

The Natura brand aims to combine sustainable design with traditional and scientific knowledge to develop products under an open innovation model, which involves a network of global partners. Natura works jointly with suppliers to reduce the environmental impacts of its products by using recycled materials, such as polyethylene terephthalate and glass. Since 2006, Natura has not performed animal testing during the research and development phases of its product production (Natura only performs in vitro and clinical tests), and it does not acquire active ingredients that were tested on animals.

Under the Natura brand, we offer a full range of cosmetics, toiletries and fragrances for women and men, including skin care products for the face and body, hair care and treatment products, makeup, fragrances, soaps, deodorants, sunscreen, and baby and child care.

The Natura brand uses ingredients which we believe to be unique, sustainable and ethically extracted from the Brazilian biodiversity in the manufacture of it products. The formulas used by Natura are of proven effectiveness and prioritize the use of vegetable-based renewable raw materials. To ensure the sustainable stewardship of these ingredients in Brazil, Natura works with several cooperatives (more than 30 of which are located in the Amazon region), generating social development and income for over 5,664 families, based on sustainable production chains. We have helped to preserve around 1.8 million hectares of forest, with our partnerships with organizations, such as Secretaria de Estado do Meio Ambiente do Amapá (the State Secretary for the Environment of Amapá), Instituto Chico Mendes de Conservação da Biodiversidade (the Chico Mendes Institute for Biodiversity Conservation) and Secretaria de Estado do Meio Ambiente do Amazonas (the State Secretary for the Environment of Amazonas), besides the agricultural communities and social organizations of the region. We work with these organizations by developing initiatives that generate positive impacts for conservation, in areas such as “Reserva Extrativista Médio Juruá” and “Rio Iratapuru.”

Natura uses organic alcohol in 100% of its fragrances. Organic alcohol does not contain any pesticides or chemical fertilizers and does not undergo any burning processing in sugar cane harvest.

We believe Natura was one of the first companies in Latin America to measure the impact of its businesses on the environment, using the international environmental profit and loss methodology. Based on this analysis, which includes every stage of the product lifecycle, we can measure the impact of our activities in Brazilian reais, taking into account factors such as water use and carbon emissions.

Our Natura product portfolio includes the following brands and categories:

•

Fragrances: Offered through our brands of fragrances and feminine perfumes (such as Ekos, Natura Humor, Kriska, Natura Essencial, Biografia, Natura Ilia and Natura Luna) and of fragrances and masculine colognes (such as Natura Homem, Natura Essencial, Biografia, Natura Sintonia, Sr. N and Kaiak), as well as the children’s lines Mamãe e Bebê and Natura Naturé.

•	Makeup: Offered through our three brands of cosmetics, each with a different identity: Natura Una, Natura Faces and Natura Aquarela.

•

Body and Facial Care: Natura has two lines dedicated to facial care, Chronos and Natura Tez, in addition to a variety of body lotions under the Natura Ekos, Natura Tododia, Erva Doce and Natura Sou brands.

•	Sunscreen: Offered through the brand Natura Fotoequilíbrio, which also offers products specifically developed for children.

•

Soaps: Includes both liquid and bar soap, in addition to other items such as exfoliating products. We believe Natura was the first company in Brazil to introduce liquid hand soaps in 1984 with the Erva Doce brand. This segment of the Brazilian market is currently led by bar soaps, a category in which Natura is active with brands such as Natura Tododia and Natura Ekos. Natura’s soaps are all plant-based.

•	Deodorants: Includes perfumed deodorants that act as extensions of the feminine and masculine fragrance lines and the Natura Tododia and Erva Doce brands.

•	Body Oils: Offered through two different brands, Séve and Ekos. We believe the Séve brand was a pioneer in the Brazilian oil market and has been part of our portfolio for more than 30 years.

•	Hair Care: This category includes shampoos, conditioners and capillary treatments such as hydrating masks, and is offered through three brands: Natura Ekos, Natura Plant, Natura Sou and Natura Lumina

One of our strengths is our network of independent beauty consultants, who sell Natura branded products in Brazil and Latin America. Our relationship with these independent beauty consultants is based on more than simple transactions, since Natura seeks to ensure that our commercial goals also promote human and social development of our network, through education, health access and digital inclusion, creating a strong value proposition.

Together with its independent beauty consultants, Natura expanded its sales channels in 2014 through the launch of our e-commerce platform, Rede Natura, in Brazil. The platform helps engage with our network of independent beauty consultants, as well as to promote new products. Furthermore, the Rede Natura platform has attracted a new type of independent beauty consultant: younger individuals who feel at home in a virtual environment, and who prefer to not deal with operational factors directly, such as payments and delivery of products to customers. We had approximately 500,000 independent beauty consultants doing business through their Rede Natura webpage as of December 31, 2017.

The e-commerce platform was implemented in Chile in 2015 and in Argentina in 2017. Also, the implementation of Natura’s mobile platform has been very successful, and Natura had 650,000 independent beauty consultants registered through Natura’s mobile application as of December 31, 2018. The mobile application contains a number of features which support consultants’ sales, including allowing order entry and access to sales performance records.

In 2016, Natura opened physical stores in the city of São Paulo, an initiative to improve the shopping experience of our consumers. As of June 30, 2019, Natura had 43 stores in Brazil and nine outside Brazil (Chile,

Argentina, the United States and France). In addition, Natura is also growing through a franchise model in Brazil, named “Aqui tem Natura.” As of June 30, 2019, Natura had approximately 250 franchised stores in Brazil.

The following tables present certain financial and operational indicators for the periods indicated of our Natura segments (Brasil, LATAM and Others):

	For the Six Months Ended June 30,			For the Fiscal Year Ended December 31,
	2019(1)	2019	2018	2018(1)	2018	2017	2016
	(currencies in millions except as otherwise noted)
	(in U.S.$)	(in R$)		(in U.S.$)	(in R$)
Natura Brasil:
Net revenue	717.7	2,750.2	2,603.1	1,571.6	6,022.2	5,574.9	5,356.8
Operating profit before financial results	119.6	458.3	313.8	237.7	910.9	991.9	983.1
Net income	21.4	81.9	30.4	83.2	318.8	403.9	208.3
Number of independent beauty consultants (thousands at period end)	n/a	1,049.8	1,056.4	n/a	1,058.7	1,129.8	1,256.0
Number of owned stores (Natura)	n/a	43	20	n/a	36	19	5

(1)

Solely for the convenience of the reader, we have translated certain amounts included in this proxy statement/prospectus from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of June 30, 2019 for reais into U.S. dollars of R$3.832 per U.S.$1.00. The U.S. dollar equivalent information presented in this proxy statement/prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

	For the Six Months Ended June 30,			For the Fiscal Year Ended December 31,
	2019(1)	2019	2018	2018(1)	2018	2017	2016
	(currencies in millions except as otherwise noted)
	(in U.S.$)	(in R$)		(in U.S.$)	(in R$)
Natura LATAM:
Net revenue	327.1	1,253.5	1,130.1	630.4	2,415.7	2,108.2	1,961.4
Operating profit before financial results	35.2	134.9	151.8	77.4	296.6	266.3	180.3
Net income	26.7	102.2	107.2	44.1	169.1	220.5	92.0
Number of independent beauty consultants (thousands at period end)	n/a	659.2	628.1	n/a	644.8	589.0	543.0
Number of owned stores (Natura)	n/a	7	3	n/a	7	2	—

(1)

Solely for the convenience of the reader, we have translated certain amounts included in this proxy statement/prospectus from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of June 30, 2019 for reais into U.S. dollars of R$3.832 per U.S.$1.00. The U.S. dollar equivalent information presented in this proxy statement/prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

	For the Six Months Ended June 30,			For the Fiscal Year Ended December 31,
	2019(1)	2019	2018	2018(1)	2018	2017	2016
	(currencies in millions except as otherwise noted)
	(in U.S.$)	(in R$)		(in U.S.$)	(in R$)
Natura Others:
Net revenue	1.1	4.3	3.9	2.5	9.5	6.6	14.7
Operating profit before financial results	(4.4)	(16.9)	(14.1)	(8.5)	(32.4)	(25.3)	(36.3)
Net income	(4.4)	(17.0)	(14.1)	(8.5)	(32.4)	(25.3)	(36.3)
Number of independent beauty consultants (thousands at period end)	n/a	—	—	n/a	—	—	—
Number of owned stores (Natura)	n/a	5	5	n/a	5	4	1

(1)

Solely for the convenience of the reader, we have translated certain amounts included in this proxy statement/prospectus from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of June 30, 2019 for reais into U.S. dollars of R$3.832 per U.S.$1.00. The U.S. dollar equivalent information presented in this proxy statement/prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

The Body Shop

The Body Shop is a leading global cosmetics and beauty branded retailer offering high-quality, natural inspired products, designed ethically and sustainably. Founded in 1976, The Body Shop was founded in Brighton, U.K., by Anita Roddick, who we believe is credited as being one of the founders of the ethical and sustainable business model. Under The Body Shop brand, we offer a vast product portfolio targeting almost all beauty market categories, with a strong presence in body care, skin care, bath and shower, fragrance and makeup. The Body Shop has expanded to become a global branded retailer now present in 70 countries.

The Body Shop is committed to finding the finest ethically sourced ingredients to create a range of naturally inspired beauty products, and The Body Shop has a long tradition of associating its products with social causes. As an example, we work with a Community Trade Program, designed to help small-scale producers by offering ingredients to be purchased at a fair price and by promoting the development of long-term relationships with these suppliers, which contributes towards ensuring the means of survival of these communities.

The Body Shop-branded product portfolio includes following categories of products:

•	Body Care: The Body Shop offers body care products under its The Body Shop brand, including body butters, body and massage oils, scrubs, soaps, feet products and hand wash, among other products.

•	Skin Care: The Body Shop offers The Body Shop-branded skin care products, including moisturizers, sunscreen, anti-blemish and anti-acne products.

•	Makeup: The Body Shop offers its branded makeup products, including brushes and tools, mascara, lipstick, nail polish, foundation, concealers, eye liners and eye shadow, among others.

•	Fragrance: The Body Shop’s product portfolio includes fragrances, for both women and men, as well as home fragrances.

•	Bath and Shower: The Body Shop’s bath and shower portfolio includes products such as shower gel, soap, body scrubs, body wash, shower cream, bath foam, shampoo, conditioners and other products.

•

Gifts and Accessories: The Body Shop offers a line of gifts and accessories that offers gift boxes for both men and women and seasonal and/or thematic gift boxes including various The Body Shop-branded products.

The Body Shop’s owned and franchised stores make up its largest sales channel. Also, The Body Shop has more than 45 e-commerce platforms and approximately 20,000 independent beauty consultants, in its “at home” (direct sales) channel. The Body Shop is present in 70 countries and had 1,013 owned stores and 1,855 franchised stores as of June 30, 2019.

The following table presents certain financial and operational indicators of our The Body Shop segment for the periods indicated:

	As of and for the Six Months Ended June 30,			For the Fiscal Year Ended December 31,		For the period from September 1, 2017 through December 31, 2017(2)
	2019(1)	2019	2018	2018(1)	2018
	(in millions, except number of stores)
	(in U.S.$)	(in R$)	(in U.S.$)	(in R$)
The Body Shop:
Net revenue	458.4	1,756.8	1,613.9	1,014.1	3,886.0	1,456.6
Operating profit before financial results	(3.5)	(13.2)	(55.3)	23.0	88.3	162.9
Net Income	(8.1)	(31.1)	(55.8)	25.7	98.5	123.3
Owned stores	n/a	1,013.0	1,050.0	n/a	1,037.0	1,099.0
Franchised stores	n/a	1,855.0	1,928.0	n/a	1,898.0	1,950.0

(1)

Solely for the convenience of the reader, we have translated certain amounts included in this proxy statement/prospectus from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of June 30, 2019 for reais into U.S. dollars of R$3.832 per U.S.$1.00. The U.S. dollar equivalent information presented in this proxy statement/prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

(2)

Refers to the results of operations of The Body Shop from the date Natura Cosméticos obtained control through December 31, 2017, which are included in Natura &Co’s consolidated statement of income for the year ended December 31, 2017.

Aesop

Aesop is a luxury cosmetics brand founded in Australia, in which we acquired a majority stake in 2013 and fully acquired in 2016. The Aesop brand is recognized for the premium products it develops and for the shopping experiences it offers to its consumers. The high-quality formulations, based on botanical ingredients, are all scientifically tested for safety.

Like the other brands in our group, Aesop seeks to improve our practices of reducing environmental impact, as well as carrying out philanthropic missions around the world. As a result, we launched the Aesop Foundation in 2017.

Since we bought our initial stake in Aesop, we have witnessed significant growth resulting from our strategy of balancing our increasing presence in existing markets and entry into new markets.

Under the Aesop brand, our major sales channel is through Aesop’s signature stores, which are uniquely designed by renowned architects, aiming to create the best shopping experience for our clients. The Aesop brand’s products also are sold through e-commerce (both through its own website and other third-party e-commerce platforms such as the T-mall in China), and in some strategic department stores.

As of June 30, 2019, the Aesop brand was present in Asia, Oceania, Europe, the Middle East and the Americas, in 22 countries directly and three countries through distributors, with 236 signature stores and 94 department stores.

Our Aesop-branded product portfolio includes the following categories of products:

•

Skin: Aesop offers a variety of Aesop-branded skin care products, including facial cleansing and moisturizing products, exfoliating products, treatments and masques, shaving products, and products specifically for eyes and lips.

•	Hair: Aesop has several hair care products, including shampoo, conditioners, treatments and grooming products.

•	Body: Aesop’s portfolio offers body products, including hand care products, body cleansers, body balms, body scrubs, deodorant, mouthwash and toothpaste.

•	Fragrance: Aesop’s product portfolio includes fragrances for both women and men.

•	Home: Aesop’s home portfolio includes products such as soap, oil burner blends, room sprays, an oil burner, animal products and other products.

•	Gifts, Kits and Travel: The Aesop brand offers a line of gifts, travel kits and packages, including gift cards.

The following table presents certain financial and operational indicators of our Aesop segment for the periods indicated:

	For the Six Months Ended June 30,			For the Fiscal Year Ended December 31,
	2019(1)	2019	2018	2018(1)	2018	2017	2016
	(in millions, except number of stores)
	(in U.S.$)	(in R$)		(in U.S.$)	(in R$)
Aesop:
Net revenue	144.6	554.1	436.6	277.6	1,064.0	706.4	579.7
Operating profit before financial results	8.8	33.8	21.7	24.9	95.3	62.7	(44.3)
Net income	4.5	17.3	13.2	16.1	61.6	13.5	44.2
Number of signature stores	n/a	236	213	n/a	227.0	209.0	176.0

(1)

Solely for the convenience of the reader, we have translated certain amounts included in this proxy statement/prospectus from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of June 30, 2019 for reais into U.S. dollars of R$3.832 per U.S.$1.00. The U.S. dollar equivalent information presented in this proxy statement/prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

Our Strengths

We are a purpose-driven group that aims to nurture beauty and relationships for a better way of living and doing business.

Our three brands form a group focused on creating value through five key drivers:

•

Multibrand model. We have various brands that offer a wide range of products, that targets different types of consumers, from low-end to high-end, on a global level. The model allows us to conduct our business in a unique way, maintaining an agile and decentralized business model that balances autonomy with interdependence.

•

Leveraging group scale. Group synergies may be achieved in procurement, scale and other initiatives. We created three networks of excellence (in our approaches to digital, retail and sustainability), which enable the dissemination of best practices.

•	Strong corporate governance. Our strong corporate governance and experienced leadership also reflect the strength of our group to operate globally and promote sustainable long-term value.

•	Omnichannel growth across the globe. We can unlock growth synergies and also rebalance the global footprint by leveraging our existing operations. There is space to grow in different sales channels.

•	Innovation and sustainability. We seek to innovate and develop a unique and complementary brand portfolio with best practices shared between the three brands, such as the passion for connecting peoples and communities in sustainable relations, and living up to the highest standard of social, environmental and economic impact.

The quality of our relationships with our independent beauty consultants, clients, employees, communities and suppliers is one of our strongest advantages. We believe the high value we place on these relationships, as well as our commitment to social responsibility and sustainable development, have contributed in making our group a respected cosmetics company.

We offer products which we believe to be of a high quality and which are linked to concepts that reflect our values and transcend their functions. We believe this increases the attractiveness of our products and encourages customers to be loyal to our brands.

Our Strategy

Our objective is to be viewed by our consumers, independent beauty consultants, employees, suppliers, shareholders and other businesses as synonyms of quality, integrity, innovation and socially conscious business practices. We are engaged in maintaining a permanent process that guides us in accomplishing our financial, social and environmental goals.

Our strategy seeks to optimize our performance, while prioritizing important values, such as sustainable development, fair trade and human well-being, and is composed of the following:

•

Multibrand model: We have developed a multibrand model company that pursues synergic business growth on a global scale, by offering innovative and sustainable products through multiple sales channels. Our brands have an international presence, complementary expertise and are present in diverse market segments.

•

Integrated corporate structure: Our corporate structure is integrated with a limited number of hierarchical levels, which we believe promotes collaboration among our strategic areas of digital, sustainability and retail by sharing best practices and building joint action forces among the executives of these areas.

•	Global procurement: We believe that our global procurement organization strategy benefits from our scale, by enabling us to negotiate with suppliers from a better position.

•	Multi-channel: We operate via multiple channels and we intend to intensify this throughout 2019 by accelerating our growth in digital platforms, as well as our brands’ geographical expansion.

Finally, we have different strategic opportunities for each of our brands, including, but not limited to: expanding multichannel presence and accelerating the business’s digital transformation for Natura, increasing penetration in markets across the globe and launching innovative products for Aesop, rejuvenating the brand, optimizing retail operations and improving operational efficiency for The Body Shop.

Our Corporate Structure

The chart below sets forth a simplified summary of our corporate structure as of the date of this proxy statement/prospectus:

*

Our other subsidiaries: Natura Cosméticos S.A. Chile (99.99%), Natura Cosméticos S.A. Peru (99.99%), Natura Cosméticos S.A. Argentina (99.99%), Natura Cosméticos Ltda. Colômbia (99.99%), Natura Cosméticos y Servicios de México, S.A. de C.V. (99.99%), Natura Comercial Ltda. (99.99%), Natura Biosphera Franqueadora Ltda., Natura Cosméticos de México S.A. de C.V. (99.99%), Natura Distribuidora de México S.A. de C.V. (99.99%), and Natura Cosméticos España S.L. España (99.99%), Natura Cosméticos C.A. Venezuela (99.99%).

A list of our direct and indirect subsidiaries is included in note 2.2.a of our audited consolidated financial statements as of and for the fiscal years ended December 31, 2018, 2.2.c for 2017 and 2.2.b in 2016, which are included in this proxy statement/prospectus.

History and Development

Our company traces its roots to 1969, when Antonio Luiz da Cunha Seabra joined forces with Jean Pierre Berjeaut and founded Indústria e Comércio de Cosméticos JeBerjeaut Ltda., whose name was changed to Natura Indústria in January 1970. From the beginning, we have believed that cosmetics are not simply consumer goods, but something that can also positively influence a person’s well-being. By 1974, Mr. Seabra had determined that the direct sales distribution model would optimize our reach.

On May 21, 2004, we obtained our registration as a public company from the CVM. We completed our initial public offering on May 26, 2004, and our shares became traded in the Novo Mercado listing segment of the B3. In July 2009, we held a secondary share offering and the interest held by the same controlling shareholders decreased to approximately 60%.

On December 20, 2012, we entered into an agreement for the acquisition, subject to conditions precedent, of 65% of Emeis Holdings Pty Ltd., an Australian manufacturer and retailer of premium cosmetics and beauty products sold under the Aesop brand, with operations in Oceania, Asia, Europe, Brazil and North America. In the following years, we continued to acquire, through our subsidiary Natura Cosmetics Australia Pty Ltd., new shares from non-controlling shareholders of Emeis Holdings Pty Ltd. As of the date of this proxy statement/prospectus, we hold 100% of the capital stock of Emeis Holdings Pty Ltd.

On February 26, 2017, Natura incorporated Natura Comercial Ltda. in order to operate our Natura retail business through our owned stores, providing more agility and autonomy for the business.

On September 7, 2017, through our subsidiary Natura (Brasil) International B.V., and following receipt of the necessary approvals (including from antitrust authorities in the United States and Brazil), we completed the acquisition of 100% of the issued share capital of The Body Shop International plc (the former name of The Body Shop International Limited) from L’Oréal S.A. for an enterprise value of €1.0 billion. We financed this acquisition through the issuance of R$3,700.0 million promissory notes, offered to the public in Brazil, maturing on February 19, 2018. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Natura &Co—Liquidity and Capital Resources—Main Financing Agreements—Promissory Notes.” The acquisition of The Body Shop added more than 3,000 stores and two distribution centers as of September 30, 2017 to our existing fixed assets, as well as one brand to our portfolio. On the date of acquisition, The Body Shop International plc recorded £122 million in liabilities in connection with related party transactions, which were partially settled through the purchase price.

On February 19, 2018, we issued debt securities in the international market maturing on February 1, 2023, raising U.S.$750 million in resources, which were used to settle the promissory notes issued for The Body Shop acquisition. In addition, we conducted the eighth issuance of bonds, not convertible into shares, in the amount of R$1.4 billion on February 4, 2018. Concomitant to the issuance of debt securities in the international market, the company hired derivative financial instruments (swaps) in order to hedge against the exchange rate fluctuations to which both the main contract and the interest payable are exposed to as the securities mature.

On May 22, 2019, we entered into an agreement with Avon Products, Inc., a New York corporation (“Avon”), to acquire Avon through an all-share merger, that will result in the combination of the businesses, operations and shareholding bases of Natura and Avon (the “Transaction”). A new holding company for the group, Natura &Co Holding S.A. (“Natura &Co” or “Natura Holding”), will wholly own the shares of Natura and Avon, as a result of a corporate restructuring to be implemented in the context of the Transaction. For further information on the Transaction and the Voting Agreement, see “The Transaction” and “Transaction Documents.”

On September 17, 2019, Natura Cosméticos convened and held an extraordinary general meeting at which Natura Cosméticos’ shareholders approved the capitalization of R$1,242.165 million out of profit reserves (reservas de lucros) with the distribution of bonus shares to Natura Cosméticos shareholders in an amount equal to one Natura Cosméticos bonus share per each Natura Cosméticos share held. As a result, the capital stock of Natura Cosméticos S.A. was increased by R$1,242.165 million to R$1,711.137 million and the number of common shares of Natura Cosméticos S.A. was increased by 432,571,228 new bonus shares to 865,142,456 shares. See also the sections of this proxy statement/prospectus entitled “The Transaction” and “Major Shareholders and Related Party Transactions.”

Natura &Co Holding

On January 21, 2019, Natura &Co Holding was incorporated under the laws of Brazil under the name Natura Holding S.A. as a corporation (sociedade anônima) of indefinite term, enrolled with the Brazilian taxpayers’ registry (Cadastro Nacional de Pessoas Jurídicas—CNPJ) under No. 32.785.497/0001-97, for the purpose of entering into the Merger Agreement. Natura &Co Holding has not conducted any business operations other than that which are incidental to its formation and in connection with the transactions contemplated by the Merger Agreement, including the Transaction. On July 17, 2019, “Natura Holding S.A.” changed its name to “Natura &Co Holding S.A.” Natura &Co Holding has its registered office in the city of São Paulo, state of São Paulo, at Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A, Parque Anhanguera, 05106- 000, Brazil. See also “Information about the Companies—Natura &Co Holding.”

Our Segments

As of June 30, 2019, we divided our business into the following segments: (1) Natura Brasil, (2) Natura LATAM, (3) Natura Others, (4) The Body Shop and (5) Aesop.

•	Natura Brasil: This segment includes our Natura operations in Brazil, which account for a significant portion of our operating revenues.

•

Natura LATAM or “Latin America”: This segment includes our Natura operations in Argentina, Chile, Peru, Colombia, Mexico and Bolivia, as well as the expenses incurred from the corporate support structure dedicated to Latin America, which is based in Buenos Aires (Argentina), and our partnership with distributors.

•	Natura Others: This segment includes our Natura operations in France and the United States.

•	Aesop: This segment includes our operations under the Aesop brand, which has a direct presence in 22 countries and three countries through distributors as of June 30, 2019, especially in Asia.

•	The Body Shop: This segment includes our operations under The Body Shop brand, present in 70 countries.

Revenue by Segment and Share of Net Revenue

The following table shows the proportion of our net revenue accounted for by each of our segments for the periods indicated:

	For the Six Months Ended June 30,		For the Fiscal Year Ended December 31,
	2019	2018	2018	2017	2016
Natura Brasil	43.5%	44.9%	45.0%	56.6%	67.7%
Natura LATAM	19.8%	19.5%	18.0%	21.4%	24.8%
Natura Others	0.1%	0.2%	0.1%	0.1%	0.2%
The Body Shop(1)	27.8%	27.9%	29.0%	14.8%	—
Aesop	8.8%	7.5%	7.9%	7.2%	7.3%

Total	100%	100%	100%	100%	100%

(1)	Information related to The Body Shop has only been presented from the date Natura Cosméticos obtained control of The Body Shop in September 2017.

The following table shows our net revenue and net income (loss) by segment for the periods indicated:

	For the Six Months Ended June 30,				For the Fiscal Year Ended December 31,
	2019		2018		2018		2017		2016
	Net revenue	Net Income (Loss)	Net Revenue	Net Income (Loss)	Net Revenue	Net Income (Loss)	Net Revenue	Net Income (Loss)	Net Revenue	Net Income (Loss)
	(in millions of R$)
Natura Brasil	2,750.2	81.9	2,603.1	30.4	6,022.2	318.8	5,574.9	403.9	5,356.8	208.3
Natura LATAM	1,253.5	102.2	1,130.1	107.2	2,415.7	169.1	2,108.2	220.5	1,961.4	92.0
Natura Others	4.3	(17.0)	3.9	(14.1)	9.5	(32.4)	6.6	(25.3)	14.7	(36.3)
The Body Shop	1,756.8	(31.1)	1,613.9	(55.8)	3,886.0	98.5	1,456.6	123.3	—	—
Aesop	554.1	17.3	436.6	13.2	1,064.0	61.6	706.4	13.5	579.7	44.2
Corporate expenses	—	(83.9)	—	(24.7)	—	(67.3)	—	(65.7)	—	—
Total	6,318.9	(69.4)	5,787.7	56.2	13,397.4	548.4	9,852.7	670.3	7,912.7	308.2

Our Production Processes

Natura

In the six months ended June 30, 2019, Natura produced 69.2% of its cosmetics through its own production sites, while 30.8% was manufactured by third parties. In 2018, Natura produced 74% of its cosmetics through its own production sites, while 26% was manufactured by third parties. Natura has three industrial units in Cajamar – state of São Paulo and an industrial unit in Benevides in the state of Pará dedicated solely to the production of Natura-branded products.

Natura’s Cajamar facilities were built to allow efficient expansion as our operations grow, thereby ensuring greater economies of scale at the production sites. In 2014, our unit in Benevides, called “Ecoparque,” was built based on sustainable chain concepts, promoting a form of symbiosis between the different companies operating therein and contributing to the development of local communities.

During the six months ended June 30, 2019, Natura reached a production volume equal to approximately 72% of its production capacity, compared to 68% in the six months ended June 30, 2018. During 2018, Natura reached a production volume equal to approximately 70% of its production capacity, compared to 65% in 2017 and 50% in 2016. Given the characteristics of Natura’s commercial model, Natura opted for a manufacturing structure that favored flexibility, thereby allowing Natura to meet spikes in demand influenced by either product promotions that lead to significant changes in normal demand behavior or strategies that offer exclusively prepared packaging for important commemorative dates, such as Mother’s Day or Christmas.

In the six months ended June 30, 2019, Natura produced 198 million units internally in Cajamar, in comparison with 201 million units in the six months ended June 30, 2018. In 2018, Natura produced 413.2 million units internally in Cajamar, in comparison with 353.0 million units in 2017 and 319.0 million units in 2016. Natura’s soap plant produced 43.6 million units in the six months ended June 30, 2019, compared to 37.6 million units in the six months ended June 30, 2018. Natura’s soap plant produced 79 million units in 2018, compared to 74 million units in 2017 and 52 million in 2016.

Natura outsources the production of products including bar and liquid soaps, hair care products, aerosol products and certain types of makeup, in addition to samples and gifts. The decision to produce a product internally or to outsource production is based on an analysis of the cost of each option, in addition to requirements such as formula confidentiality and the specific nature of the production process.

Of the products manufactured in Brazil, either by Natura or by its partners, nearly 25.5% were exported during the six months ended June 30, 2019, in comparison with 23.7% during the six months ended June 30, 2018, and 23% were exported in 2018, in comparison with 20% in 2017 and 24% in 2016.

Natura’s production process is interspersed with continuous preventive and corrective maintenance procedures to meet its production and sales demand. Natura’s production processes mainly use German, French, Italian and Brazilian technology, represented by several different suppliers. All equipment, as well as all facilities and operations, are insured against incidents.

In 2006 Natura received ISO 9001 certification, resulting from its continuous commitment to the quality of processes, products and services, which Natura seeks to improve daily. Since then, Natura has maintained its certification through annual audits or recertification.

The Body Shop

Our production process for The Body Shop brand begins with research and development. The development of existing products is undertaken by The Body Shop together with third-party manufacturers. The Body Shop opened a research and development laboratory in the United Kingdom in 2016 in order to refresh and reformulate The Body Shop’s product range.

We have no manufacturing facilities to produce The Body Shop-branded products and purchase finished goods from manufacturers located around the world. We stipulate the product formulation criteria and identify fair trade suppliers of raw materials. Purchasing and sourcing are split between four central teams focused on either finished goods, sustainable sourcing, packaging or non-trade (services).

Aesop

Aesop’s production process commences with its research and development, whereby formulations are developed and validated to be ready for commercial scale. The development is conducted by its own research and development team at the Aesop laboratory which is based at Aesop headquarters in Melbourne, Australia.

Aesop manufactures the finished goods in five main industrial units (factories) owned by third-party contractors. These factories manufacture the bulk formulation and then fill and pack the final product.

Aesop sources and selects all suppliers of ingredients, packaging and other materials required to produce the finished product. These items are either directly procured or are purchased by the third-party contractor.

After manufacture, the products are shipped to a centralized distribution warehouse (hub) in Melbourne and later sold to the Aesop subsidiaries in Oceania, Asia, Europe and the Americas. Additionally, a small number of the fragrance products are manufactured in France.

Products are exported to regional distribution warehouses to supply the subsidiaries. The Australian subsidiary is supplied by the Melbourne distribution warehouse. Products are transported to the regional distribution centers in accordance with the demand in each region. All supply management is supported by advanced demand planning systems implemented in 2019. The distribution centers are each owned by third-party logistics providers and are not owned by Aesop. The warehouse management systems of each distribution center are integrated into Aesop’s Enterprise Resource Planning System (ERP).

The Melbourne hub acts as a point for receiving and consolidating ingredients, components and finished product inventory, thereby allowing for management of supply from different suppliers and finished goods factories. The regional distribution centers are responsible for (under the instruction of Aesop) the picking and delivery to the retail stores and wholesale customers.

Our Distribution Processes

Natura

We distribute Natura-branded products through direct sales channel. We have opted for the direct sales channel due to our belief in the power of sales through relationships, which allows greater interaction between the buyer and the seller, thereby providing a more individualized service. This commercial model has been adopted in Brazil, Argentina, Chile, Peru, Colombia and Mexico. Accordingly, our products are distributed through a network of approximately 1.7 million independent beauty consultants, as shown in the table below:

	As of June 30,		As of December 31,
	2019	2018	2018	2017	2016
	(in thousands)
Independent beauty consultants(1)
Brazil	1,049.8	1,056.4	1,058.0	1,129.0	1,256.0
Argentina	193.3	178.4	189.0	170.9	161.2
Chile	73.5	74.3	73.0	73.4	74.3
Mexico	192.8	181.7	183.9	160.6	125.8
Peru	88.7	90.5	90.5	87.4	94.0
Colombia	110.7	103.2	108.4	96.7	87.8
France	—	—	—	—	1.0

(1)	Represents the number of Natura independent beauty consultants at the end of the year that sent orders during the last six of our sale cycles.

The independent beauty consultants use a catalogue of Natura products (“Natura Magazine”), available in both print and digital form, to present and resell products to their clients. Natura Magazine offers almost all of the products in Natura’s portfolio, as well as the suggested sale price to the consumer, even though Natura independent beauty consultants are completely free to establish prices and sales conditions for the final consumer. Natura Magazine is an important marketing tool for the brand and transmits Natura’s beliefs and values, as well as the concepts of each sub-brand.

A new Natura Magazine is released approximately every 21 days with new promotions and launches, thereby forming different sales cycles throughout the year. Each cycle, we send at least one print version of Natura Magazine to independent beauty consultants who placed at least one order in the previous three cycles. The average number of catalogues distributed per sales cycle was 1.9 million and 1.9 million in the six months ended June 30, 2019 and 2018, respectively, and 2.0 million in the fiscal year ended December 31, 2018. In order to better communicate and strengthen the relationship with its independent beauty consultants, we are also investing in a mobile application and in the Natura Network (an online business). With these tools, independent beauty consultants can view Natura Magazine, place orders, receive online training, and check their default status and other activities. We believe digitalization will be crucial for the future performance of our brand, and enable Natura to build upon its existing strengths.

Natura offers our products through a direct sales model with high levels of service. In 2018, we transformed this direct selling model, renaming it to “Relationship Sales Model,” which is now guided by three core principles: Prosperity, Partnership and Purpose.

The new model offers progression levels to independent beauty consultants, who begin as Seeds, and as they improve their performance, progress to Bronze, Silver, Gold and Diamond. At each new level, their sales margin (%) increases, and they also have access to distinct benefits, such as training courses, awards and a recognition plan. Other progression options offered to independent beauty consultants include the opportunity of becoming a Business Leader (upon reaching the Silver level), a position that combines the sales of products with the task of leading a group of independent beauty consultants and assisting them in developing their business. Business Leaders, like independent beauty consultants, do not have labor ties with the company and are not exclusive to Natura. Independent beauty consultants with an entrepreneurial profile and high sales volumes also have the opportunity to launch a Natura franchise store (named “Aqui tem Natura”), becoming Beauty Entrepreneurs.

Products in the Natura Magazine are assigned points based on the suggested retail price. For example, the greater the suggested retail price, the greater the number of points assigned. Independent beauty consultants may place as many orders as they wish during the sales cycle, as long as the order meets a minimum of 50 points, which equals approximately R$300 in terms of suggested sales price (Natura Magazine).

For orders between 50 to 79 points, independent beauty consultants have a 20% discount in relation to the suggested sales price in Natura Magazine. For orders of 80 points or more, discounts vary between 20% and 35%, depending on the progression level of the sales representative. Independent beauty consultants have 21 days to pay for their orders; however, there are promotions that allow to break the invoices into three installments, or even into five installments, when using a credit card.

In order to improve communication and strengthen our relationships with our independent beauty consultants, we advanced the digitalization of our Relationship Sales model. In the six months ended June 30, 2019, approximately 680,000 independent beauty consultants from Brazil and other Latin American countries used our digital platform, which is available in both a mobile and web browser format. In 2018, approximately 630,000 independent beauty consultants from Brazil and other Latin American countries used our digital platform.

The use of technology exponentially amplifies our connections and our relationships by empowering our independent beauty consultants and unlocks value by improving both the experience of our end consumers and the efficiency of our operating processes.

To encourage Natura independent beauty consultants to provide quality service in their resale and product consulting activities, Natura invests in recognition and training on the brand, products and categories, especially training relating to the fragrance, face care and makeup categories. Natura’s direct sales model has been adapted to the regional characteristics of each country. For this reason, although Natura operates the same sales model within Brazil, it operates different direct sales models in each country throughout Latin America.

The Body Shop

We rely on a multichannel distribution strategy, based around a franchise network, to offer our products under The Body Shop brand, with the majority of our revenue being generated through owned stores, franchised stores, and e-commerce, among others. We rely on the following sales channels:

•

Owned stores: Owned stores accounted for approximately 56% and 60% of our net sales for the six months ended June 30, 2019 and for the fiscal year ended December 31, 2018, respectively. We operate with a network of 1,013 stores located in Europe, Asia and Oceania, North America and Latin America.

•	E-commerce: Online sales accounted for approximately 7% and 7% of our net sales for the six months ended June 30, 2019 and for the fiscal year ended December 31, 2018, respectively.

•

Head franchise and subfranchise markets: Head franchise markets refers to territories where our operations are run by a third party, “Head franchisee.” Some of these markets are Master franchisee grants with a right to grant subfranchises. Most third-party franchise markets are direct franchisee agreements only. In certain markets, the franchise grant is also extended to franchisee e-commerce, third party e commerce, and selective wholesale within department stores. In head franchise markets, we sell our products under The Body Shop brand via a network of 1,855 stores and 1,898 stores (as of June 30, 2019 and December 31, 2018, respectively) operated by third-party franchisees. Generally, the head franchise contract is signed for a term of ten years (with an option for five years renewal). We have a strong and long-standing relationship with our head franchisees. Subfranchise consists of a network of countries where we operate directly. Head franchise markets and sub franchise accounted for approximately 28% and 27% of our net sales for the six months ended June 30, 2019 and for the fiscal year ended December 31, 2018, respectively. In-store and country-specific costs (including personnel and rent) and capital expenditure are supported by the third-party franchisees. As a result, our franchise markets generate a competitive margin compared to other channels.

•

Other channels: This includes Wholesale, At home and Global Travel Retail. These channels combined accounted for approximately 9% and 6% of net revenue for the six months ended June 30, 2019 and for the fiscal year ended December 31, 2018, respectively.

The Body Shop has 30 million customers that buy from the brand each year, which equates to 60 million transactions. In addition, The Body Shop’s customer base is loyal, with 50% of sales through the top 15% of customers.

Aesop

Aesop operates largely with a direct-to-consumer retail sales model with Aesop brand products sold across 22 countries directly and three countries through distributors as of both June 30, 2019 and December 31, 2018, in Australia and New Zealand, Asia, Europe and the Americas, primarily through signature stores and department stores.

Aesop takes a meticulous approach to product development, store design and customer service, in particular within our Signature Store and Department Store Counter environments where we employ over 1,300 consultants. The focus is on developing trusted relationships with customers through the consultation process, with consultants recommending a prescription of products for a customer’s specific skin type and making thoughtful suggestions of other products that may complement their preferences.

Aesop.com enables customers not only to purchase across the entire Aesop product range but also to experience a deeper exploration of Aesop with online tutorials on skin care rituals and Aesop publications such as “the Ledger” and “the Fabulist,” which are curated collections of fiction and non-fiction content.

While we take a customer-centric view of our business, the sales channels through which we serve our customers can be broken down as follows:

•

Signature stores: Signature stores are the primary sales channel, contributing 64% and 59% of total sales in the six months ended June 30, 2019 and the year ending December 31, 2018, respectively, through 236 and 227 locations as of June 30, 2019 and December 31, 2018, respectively.

•

Department stores: Aesop operates through 94 department store counters, which range from counters to larger “store in store” formats. Department store relationships are either on consignment or wholesale terms and total Department store sales contributed 24% of total sales for both the six months ended June 30, 2019 and the year ending December 31, 2018.

•

Digital: Aesop operates its own online channel Aesop.com and through the third-party channel TMall, an online channel in mainland China and Hong Kong. This channel represents 7.1% and 6.4% of total sales in the six months ended June 30, 2019 and the year ending December 31, 2018, respectively.

•

Wholesale: Aesop sells through a number of other wholesale channels including through amenity accounts with hotels, airlines and restaurants, as well as third-party online resellers and other physical multibrand retailers. This channel represented 6.9% and 10.5% of sales for the six months ended June 30, 2019 and the year ending December 31, 2018, respectively.

Logistics Network

Natura

After our Natura-branded products are manufactured in the industrial unit, large volumes are transferred to the warehouse (hub). Later our products are sold either to Natura Comercial to serve retail stores, or to Natura Cosméticos to be transported and stored at our distribution centers in Brazil or exported to distribution centers and warehouses in other Latin American countries, France and the United States.

Natura’s logistics network is currently as follows:

•

Brazil: Seven distribution centers: São Paulo (state of São Paulo), Matias Barbosa (state of Minas Gerais), Uberlândia (state of Minas Gerais), Jaboatão dos Guararapes (state of Pernambuco), Canoas (state of Rio Grande do Sul), Simões Filho (state of Bahia), Castanhal (state of Pará) and one warehouse (hub) in Itupeva (state of São Paulo).

•	International: International operations based out of five distribution centers (Argentina, Chile, Peru, Colombia and Mexico).

A hub acts as a point for receiving and consolidating raw material and finished product inventory, thereby allowing the supply from different distribution centers to be managed in accordance with the demand of each region. Since 2011 this supply management has been conducted using advanced demand planning systems. Distribution centers are responsible for separating the orders of each sales representative, which are then automatically verified, packaged and labeled for delivery to the independent beauty consultants.

Distribution centers are highly automated and equipped with cutting-edge sorting technology, consuming very little energy, and thereby contributing to productivity gains and reducing the cost of each order. The distribution center infrastructure is capable of handling an order volume from independent beauty consultants in accordance with the minimum order size (50 points, equal to approximately R$300.00 in suggested resale price), even if the order comprises a smaller number of items.

We own the equipment that sorts orders made by Natura independent beauty consultants in these distribution centers, although the buildings where this equipment is installed are owned by third parties.

In 2009, we began decentralizing Natura’s logistics operations in Brazil, moving from a single distribution point for all of Brazil in the state of São Paulo to seven distribution centers throughout Brazil, in addition to the hub, as described above. By decentralizing our logistics operations, we sought to reduce delivery times for Natura independent beauty consultants, improving services and driving them to place orders more frequently. Furthermore, this initiative also sought to reduce the cost of each order, while also reducing greenhouse gas emissions.

Once product orders are packaged and labeled, they are sent to independent beauty consultants in nearly every city, using third-party transportation companies. Natura works with different transportation companies selected through a bidding process in accordance with rules determining the cost per order, service level for each region and concentration of order volume, thereby preventing dependence on any given third-party company.

All deliveries are tracked, guaranteeing service level and compliance with contracts. In Brazil, the delivery time for independent beauty consultants from the time they submit the order is five days on average. In the six months ended June 30, 2019, 67% of all orders were delivered within five days. In the fiscal year ended December 31, 2018, 60% of all orders were delivered within five days.

The Body Shop

We have four major distribution centers dedicated to the delivery of our products under The Body Shop brand: one in the United Kingdom, one in Germany, one in Singapore and one in the United States. Smaller distribution centers are located in Brazil, Canada, Mexico, Hong Kong and Australia. Eight of these centers are third-party providers located in Germany, Canada, Mexico, Singapore, Hong Kong, Australia, Chile and Brazil, and two are owned: one in the United Kingdom and one in the United States.

Our U.K. distribution center acts as The Body Shop’s global hub for finished product inventory, thereby allowing for management of supply to different distribution centers in accordance with the demand in each region. All management is supported by advanced demand planning systems centrally from the U.K. supply chain.

The U.K. distribution center manages five channels: E-Commerce, At Home (Direct Channel), Company markets, Franchise and GTR (Global Travel Retail). This distribution center is equipped with cutting-edge sorting technology, is highly automated and consumes very little energy, thereby contributing to productivity gains and reducing the cost of each order across direct channels. The Asia Pacific franchise markets are shipped from the U.K. distribution center.

Our US distribution center, located in Wake Forest, North Carolina, manages three channels for North America: E-Commerce, Company markets and wholesale markets. Our US distribution center replenishes all stores across the United States and Canada and ships directly to e-commerce and wholesale customers in both countries.

Our logistics in Germany were established in 2019 in the form of a third-party logistics center and partners with Dachser Logistics to support the EU market, considering the uncertain position of Brexit. This distribution center supports the EU E-Commerce, company markets and franchise businesses.

The Singapore and Australia business both use Bollore as its third-party logistics provider supporting local markets within region.

All deliveries are tracked, guaranteeing service level and compliance with contracts.

Aesop

Aesop manufactures the finished goods in industrial units owned by third-party suppliers. After manufacture, the products are shipped to a centralized distribution warehouse (a hub) in Melbourne and later sold to Aesop subsidiaries in Oceania, Asia, Europe and the Americas. Products are exported to regional distribution warehouses to supply its subsidiaries. The Australian subsidiary is supplied by the Melbourne distribution warehouse. Products are transported to the regional distribution centers in accordance with the demand in each region. All management is supported by advanced demand planning systems implemented in 2019. The distribution centers are each third-party logistics providers and are not owned by Aesop. The warehouse management systems of each distribution center are integrated into Aesop’s Enterprise Resource Planning System (ERP).

The Melbourne hub acts as a point for receiving and consolidating ingredients, components and finished product inventory, thereby allowing for management of supply from different suppliers and finished goods factories. The regional distribution centers are responsible for (with instructions from Aesop) the sorting and delivery to retail stores and wholesale customers.

Aesop’s logistics network is currently as follows:

•	Australia: one central distribution warehouse (Melbourne);

•

International: eight regional distribution centers located in the United States (supplying the United States and Canada), the Netherlands (supplying Europe), Hong Kong (supplying Hong Kong and Macau), Taiwan, Singapore, South Korea, Japan and Brazil.

Suppliers

We value quality relationships with our suppliers, many of whom have been supplying our Natura brand for more than 20 years. Our supplier relationships are guided by the Natura Code of Conduct for Suppliers, released in 2014. This document is an expansion of our Relationship Principles from 2007, providing guidelines for social, environmental and quality aspects, describing our supplier network’s expectations and reflecting our commitment to the well-being of our partners, our people, our society and our planet.

Natura adopted a “Sustainable Supply Chain” strategy to select and develop suppliers based on a methodology for evaluating social and environmental aspects, converting them into monetary values for assessment. Using this methodology, which was developed with the help of international specialists and our own suppliers, we can assess the potential impacts caused by our supply chain. Then, we can establish development plans where our supply partners manage their main social and environmental indicators and commit to provide continued investment to matters such as education for employees, labor safety and private social investment.

To reinforce these precepts and qualify partners to improve their social and environmental management, we offer training and specific actions. Additionally, we monitor eight partner performance indicators on a yearly basis, namely CO2 emissions, water consumption, waste generation, investments in education, employee training, labor accident index, social inclusion and private social investment.

Our Natura-brand relies on a diverse supplier base. This base is divided among suppliers for outsourcing (finished products), suppliers for productive input (biodiversity assets, raw materials and packaging material) and suppliers for indirect materials and services. As of June 30, 2019 we had 4,885 active suppliers in productive input and in indirect materials and indirect services. Of these, 141 partners accounted for 80% of our purchasing volume during the period. As of December 31, 2018 we had 5,777 active suppliers in productive input and in indirect materials and indirect services. Of these, 160 partners accounted for 80% of our purchasing volume during the year.

Our main suppliers for the Natura brand include: Albea do Brasil Embalagens Ltda.; Companhia Refinadora da Amazônia; IFF Essências e Fragrâncias LTDA.; Lipson Cosméticos LTDA.; Givaudan do Brasil LTDA.; SG Indústria e Comércio Ltda.; Aptar B & H Embalagens Ltda.; K&G Indústria e Comércio LTDA.; Sinter Futura Ltda.; BASF SA.; Weckerle do Brasil Ltda; Box Print Ltda and Wheaton Brasil Vidros Ltda.

Due to our large number of suppliers and our active effort to manage purchasing concentration in each tier in our productive chain, with projects aimed at approving alternative suppliers and bringing flexibility to our supply chain, Natura has been reducing our dependence on suppliers of the main categories since 2014. As a result, we generally can respond to interruptions in the supply chain, moving production or material supply to other suppliers.

As of June 30, 2019, we had 180 key suppliers, which represented 57% of our total spending with suppliers. For 2018, we had 179 key suppliers, which represented 65% of our total spending with suppliers. Specifically, for these suppliers, we have adopted the QLICAR (Quality, Logistics, Innovation, Competitiveness, Environmental, Social and Relations) Program, a corporate program that, through a sustainable performance management model, seeks to create and improve a highly competitive supply chain and to build long-lasting relationships with strategic suppliers. This program focuses on the development of suppliers by evaluating critical indicators of level of service, as well as social and environmental questions, in line with our sustainable supply chain strategy. Under this program, suppliers are evaluated using traditional criteria such as quality and competitiveness, in addition to investments and long-term social and environmental impact. This program acknowledges the evolution of our commercial partners through the QLICAR Prize, given annually.

When managing our supplier risk under the Natura brand, we consider market, financial, social, environmental, occupational health and safety and quality factors, in addition to other legal requirements. As of June 30, 2019 and December 31, 2018, Natura identified 183 and 374 eligible suppliers in our evaluation and risk control process, respectively. From audits to development of plans for continuous improvement, as of June 30, 2019 and December 31, 2018, 36 and 79 suppliers showed potential for environmental improvement and 11 and 52 displayed aspects that could reduce their negative impact in the society, respectively. These aspects include actions with differing levels of impact (high, medium and low).

Further, all contracts signed with suppliers contain clauses regarding human rights, such as the risks involved in child labor and forced or slave-like labor. Natura has a zero tolerance policy for human rights violations.

Natura supplier community partners

When sourcing the supply of active ingredients from Brazil’s social biodiversity for our Natura-branded products, we prioritize working with cooperatives and small farmers. We establish relationships that go beyond the commercial aspect, and that are built on fair pricing and the sharing of benefits arising from the use of genetic heritage and the associated traditional knowledge.

We believe that these relationships contribute to our corporate strength and economic diversification and foster sustainable development in the regions where we operate. As of June 30, 2019, Natura had 37 community partners, contributing to the well-being of approximately 5,664 families (5,296 as of June 30, 2018). In 2018, Natura had 37 community partners, contributing to the well-being of approximately 5,664 families (5,296 in 2017 and 2,841 in 2016).

In addition to purchasing inputs, Natura has established contracts for the sharing of benefits, and in some cases, providing financial or development support to suppliers and their productive chains. The table below shows the amount of funds that were allocated to partner communities and the number of communities and families impacted for the periods indicated:

	For the Six Months Ended June 30,		For the Fiscal Year Ended December 31,
Allocation of Funds	2019	2018	2018	2017	2016
	(in thousands of R$)
Supply(1)	3,773	2,554	10,286	9,213	5,771
Sharing of benefits(2)	5,102	3,438	18,711	6,075	3,070
Carbon credits(3)	49	—	275	1,477	n/a
Use of image(4)	—	53	61	5	36
Infrastructure support(5)	363	335	775	763	669
Training(6)	—	—	71	70	77
Technical services(7)	29	37	125	337	255
Studies(8)	2,030	21	5,578	—	245
Total assigned to the communities	11,308	6,428	35,882	17,940	10,123

(1)	Acquisition of materials from the social biodiversity to be used in Natura products.
(2)	Amounts paid in benefit sharing to communities that provided genetic heritage and/or associated traditional knowledge of a species of Brazilian biodiversity.
(3)	Carbon credits acquired from supplying communities.
(4)	Amount paid for using image of members of communities in institutional or marketing disclosure materials.
(5)	Financial support for projects of local infrastructure development, particularly those related to efficiency and value creation for supply chain.
(6)	Training program on organization development management, technical exchanges, best production practices, health and work environment safety.
(7)	Technical services: All support services provided to the supplying communities by both external parties and Natura independent beauty consultants.
(8)

Studies: Diagnose planning, management planning, mapping, field research, loyalty and satisfaction surveys. The larger amount allocated in 2018 refers to the implementation of an agricultural system for palm oil production.

Natura monitors its community partners through bioQlicar, a monitoring and development program similar to the program for regular suppliers, but focused on rural suppliers instead. The program was revised in 2014 and applied in 2015, implementing a system to verify the social and biodiversity input chains based on the principles of ethical bio trade of the Union for Ethical Bio Trade. By monitoring actions to improve the social and biodiversity input chains, bioQlicar fosters the improvement of our production and chains and the preparation of communities with the market in general.

Furthermore, we work with communities by setting high standards for human rights, promoting the practice of dignified work with suppliers that maintain direct commercial relations with Natura, and using contracts to require practices identical to those seen among partners in the previous supply chain.

In 2015, Natura implemented the Biodiversity Verification System in all communities to promote and/or encourage corrective actions throughout the supply chain. These actions involve organizational management, knowledge of legislation applicable to cooperatives, best stewardship practices and more.

The Body Shop

Since The Body Shop was founded in 1976, the business has pioneered the principle that “business should be a force for good” and that we can use trade to improve working conditions and help enhance the lives of people within our supply chain.

Relationships between The Body Shop and suppliers are guided by the company’s Ethical Trade Code of Conduct policy for sourcing final products and services and its Sustainable Sourcing Charter for natural materials. These policies are based on the full Ethical Trade Initiative (ETI) Base Code (a leading alliance of companies, trade unions and NGOs that promotes respect for workers’ rights around the globe), with a specific clause against modern slavery.

The ETI Base Code underpins our Supplier Code of Conduct. Our purchasing practices and supplier reviews incorporate ethical trade. In addition to fair prices our community trade partners also benefit from favorable trading terms under our Sustainable Sourcing Charter.

The Body Shop works globally with a diverse supply base of over 4,929 commercial partners. This supply base is divided among goods for retail, nonretail goods and services, ingredients and packaging and fair trade suppliers.

The Body Shop has no manufacturing facilities, developing and purchasing all of our goods for retail from third-party manufacturers. These 29 manufacturers are located around the world, ten of which account for 80% of our finished goods purchases by value.

The Body Shop has robust development, innovation and manufacturing agreements with our suppliers allowing us access to global innovation, meeting our customers’ demand for high quality, sustainable and affordable on trend products. The Body Shop stipulates the formulation criteria including aspects as our ban on animal testing, inclusion of fair trade raw materials and use of sustainable mica and palm oils.

The Body Shop main suppliers include: L’Oréal Product DTLD Gmbh & Co. KG, Sicos et Cie SNC, Fapagau & Cie SNC, Fareva S.A., L’Oréal Saipo Industriale S.P.A, Laleham Health & Beauty, S&J International, SAP, DB Shenker, Williams Lea Tag, Royal Mail, Single Resource and Sitel.

Our key suppliers for our goods for retail and for our top 20 non-retail goods & services are managed through our strategic supplier relationship management program. The program focuses on continuous improvement measured against five supplier management pillars: Service, Quality, Competitiveness, Sustainability and Innovation. Suppliers that achieve partnership status within the program are recognized through inclusion in innovation workshops brand and supplier events.

Procurement at The Body Shop is a globally integrated department, working in four subteams covering goods for retail, nonretail good & services, packaging & raw materials and sustainable sourcing. Following The Body Shop’s acquisition by Natura &Co, procurement has been in early stages of group integration under the name of Natura &Co Global Procurement. The first step in this initiative has included as the development of common codes of conduct, savings methodologies and shared IT, travel and logistics sourcing strategies.

Long-Term Commitment to Trading Fairly

The Body Shop has a long history of ethically sourcing ingredients. The retailer pioneered fair trade in the cosmetics industry in 1987, launching its “Trade Not Aid” sourcing program—now called Community Trade. Community Trade is The Body Shop’s bespoke fair trade program which is independently verified by Ecocert (an inspection and certification organization, founded in France in 1991). Today, the program reaches approximately 16,000 producers across 23 countries worldwide.

The Body Shop has traded with over 70% of its Community Trade suppliers for more than 10 years. This also provides for the unique opportunity to develop solutions to commercial, environmental and/or social issues together. This portfolio represents around 18% of the total raw material and Gift& Accessories spend.

Ethical and Sustainable Trade

The Body Shop also operates a wider ethical trade program to identify issues, manage risks and ultimately to improve working conditions in our supply chains. The Body Shop Ethical Trade program works with a range of stakeholders, including the ETI, which The Body Shop co-founded in 1998, and SEDEX (a collaborative platform for sharing responsible sourcing data in supply chains).

The Body Shop frames its ethical and sustainable sourcing program around the Human Rights Due Diligence Framework (HRDD), a framework adopted by the United Nations Guiding Principles on Business and Human Rights, which allows a deeper understanding of relevant labor risks in supply chains and activities of priority due diligence in the sphere of human rights. Importantly, the HRDD informs responsible sourcing and current and future activity to identify, and if found, to eliminate modern slavery in supply chains.

Supply chain transparency and raw material traceability are vital in helping businesses to assess risk, and to prevent, identify and address modern slavery. The Body Shop continues to increase the transparency of its complex global supply chains, including for raw material and service providers. The Body Shop has systematically mapped over 250 natural and naturally-derived raw materials and traced the country of origin of 207 plant-based ingredients, sourced from more than 50 second-tier suppliers. This helps the business to understand and analyze any social, environmental and modern slavery risks relating to their origins.

Access and Benefit Sharing

Access and benefit sharing has become a key focus for the business. The Body Shop worked with Natura and suppliers in Brazil, South Africa and India to comply with the international principles of Access and Benefit Sharing (ABS), which refers to the way in which genetic resources may be accessed, and how the benefits resulting from their use are shared between the people or countries using the resources (users) and the people or countries that provide them (providers). In Brazil, for example, this involved direct negotiations with worker representatives (the board of a producer cooperative) in the Community Trade supply chain of babassu oil (a vegetable oil used in some of The Body Shop’s products) to agree on access and benefit sharing arrangements. This resulted in direct payment of £465,000 to the 220 producers and 1,045 wider community beneficiaries in the babassu producer community.

Aesop

Aesop values quality relationships with our suppliers, many of whom have been our partners for more than ten years. Supplier relationships of Aesop are guided by the Code of Conduct for Suppliers. This code represents our main Relationship Principles and provides guidelines for social, environmental and quality aspects, describes the expectation from our supplier network and reflects our commitment to the well-being of our partners, communities and the planet.

Aesop relies on a diverse supplier base, sourcing globally to supply business needs. This base is divided among suppliers for outsourcing (finished products), productive inputs (ingredients and packaging material) and indirect materials and services.

Aesop is actively working on projects aimed at approving alternative suppliers and bringing flexibility to our supply chain. Aesop has reduced dependence on suppliers for the manufacturing of finished goods and key ingredients and packaging and, for this reason, can somewhat respond to interruptions in the supply chain, moving production or material supply to other suppliers.

Aesop’s main manufacturing suppliers are Delta Laboratories, Ensign Laboratories Ross Cosmetics, Australian Botanical Products, Baxter Laboratories and Briemar Nominees.

The main component and ingredient suppliers are Visy Pet Pty Ltd, Techpack Pty Ltd, Norquest Brands Pvt. Ltd., Watermark Products, Gunn & Taylor Printers Pty Ltd, Le Nez Limited, Dutjahn Sandalwood Oils Pty Ltd, Triglav-Edelvais Ltd., Multi-Color Pty Ltd, Linhardt GmbH & Co. KG and Cospak Pty Ltd.

Major Clients

We do not have any client or independent beauty consultant that accounts for more than 10% of our consolidated net revenue, when considering all our business segments, including Natura Brasil, Natura LATAM, Natura Others, Aesop and The Body Shop.

Material Agreements

On September 6, 2017, The Body Shop entered into an intellectual property licensing agreement with L’Oréal, whereby L’Oréal granted The Body Shop a license for using certain intellectual property in The Body Shop’s products.

In addition, under The Body Shop-brand, we are party to various manufacturing agreements with third parties that allow us to sell certain products that meet our standards of quality control, for various defined terms. See “Risk Factors—Risks Related to Our Business and Industries in Which We Operate—We depend on third parties to manufacture our products.”

Financing Agreements

For a description of the main agreements comprising our short- and long-term indebtedness as of June 30, 2019, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Natura &Co—Liquidity and Capital Resources—Indebtedness.”

Price Volatility

Prices in our sector are characterized by gradual increases over time, primarily due to (1) increases in production costs and (2) increases in the demand for products with higher value added. Consistent productivity gains in our sector have allowed manufacturers to prevent price increases to our consumers. As a result of low concentration and high competitiveness of sector suppliers, increases in raw material costs could be minimized. We expect that consumer prices will continue to grow gradually and that companies in our sector will continue to obtain productivity gains in order to prevent increases in prices to consumers.

Some of the raw materials, packaging materials and finished products that our brands purchase from suppliers have their prices impacted by fluctuations in inflation. In addition, the business is also impacted by currency rates of imported items. We may not always be able to insulate our final customers from these fluctuations.

Regulation

Our operations are subject to the laws and regulations of the countries in which we operate. However, we understand that such subjection to, or any changes in foreign regulation will not have any general effects on our current business or operations.

Natura

Health surveillance regulation

Pursuant to the Brazilian Federal Constitution, the federal, state and municipal governments have the power to regulate matters related to health and sanitary surveillance to eliminate, reduce and prevent health problems caused by the manufacture of products and provision of services related to the health of individuals. The federal government has enacted broadly applicable laws and regulations, which are strengthened and complemented by states and municipal governments. Thus, health surveillance is carried out at the federal level by the Brazilian Health Regulatory Agency (Agência Nacional de Vigilância Sanitária), or ANVISA, which was created by Law No. 9,782, enacted on January 26, 1999; and by State and Municipal Health Departments, which act in an integrated manner to safeguard the health of the population.

According to Federal Law 6,360 of September 23, 1976, companies intending to extract, produce, manufacture, process, synthesize, purify, separate, package, repackage, import, export, store or ship toiletries, cosmetics and perfumes must obtain an operating authorization from ANVISA and a license to operate issued by State or Municipal health authority, which, in turn will inspect the operating capacity, as well as other applicable requirements, of said companies’ establishments.

Companies operating without the licenses mentioned above or without the presence of a professional responsible for the technical operations, or in breach of federal, state and municipal health law and regulations, will be subject to penalties such as warnings, fines, suspension of operations and cancellation of the permit or registration by health surveillance authorities.

Our establishments and technical experts are registered with the regional chemical and/or pharmaceutical councils of the respective states, duly accompanied by the technical responsibility records for the following production and distribution units: Castanhal, Itupeva, São Paulo, Matias Barbosa, Jaboatão dos Guararapes, Uberlândia, Simões Filho, Benevides, Cajamar and Canoas.

We hold, or are in the process of obtaining or renewing the necessary licenses, at the federal, state and municipal spheres, for the proper functioning of our operations.

Our operations are therefore subject to authorization and inspection by ANVISA and State and Municipal sanitary authorities. ANVISA also sets standards for the manufacturing and storage of cosmetics, fragrances and toiletries.

Registration of cosmetics, toiletries, fragrances and other products

According to Federal Law 6,360, of September 23, 1976 and ANVISA’s resolutions, cosmetics, toiletries, fragrances and personal hygiene products can only be manufactured, imported, distributed or commercialized upon registration or notification to ANVISA. ANVISA defines which products are subject to registration or notification according to the risk classification of the product.

All of our products that are imported, manufactured, distributed and commercialized in Brazil are subject to registrations or notification before ANVISA.

Environmental licenses and authorizations

Brazilian environmental laws require projects and activities that, in any way, cause or may cause damage to the environment, to first obtain an environmental license. Licenses are necessary both for the initial phases of the project and for any expansions, as well as for installation and operation of facilities and activities. Licenses must be renewed periodically.

The authority responsible for granting licenses for projects with environmental impact at the regional and national level is the Brazilian Environmental and Renewable Natural Resources Institute (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or IBAMA. For other cases, the competent authorities are state and municipal environmental bodies. The definition of a competent authority for granting licenses is also influenced by other factors, such as national security, location of the activity and the nature of activity carried out, as established in the Complementary Federal Law No. 140 of December 8, 2011.

The environmental licensing process consists of acquiring three licenses, all with determined validity: preliminary license, installation license and operating license. Each of these licenses is issued according to the phase of implementation of the project and its validity depends on compliance with the conditions set by the environmental licensing authority. When compulsory, the lack of an environmental license, regardless of whether the activity is actually causing damage to the environment, could be considered an environmental crime and could result in administrative penalties with fines of up to R$10 million, as stated in Decree 6,514/2008, and the suspension of the activity for which a license was not obtained. State and municipal rules may impose fines higher than R$10 million and usually limited to R$50 million.

As of the date of this proxy statement/prospectus, we had or were in the process of obtaining or renewing the environmental licenses required for carrying out our activities.

Further, we are a member of the commission of the Brazilian Association of the Personal Hygiene, Perfumery and Cosmetics Industry, or ABIHPEC, which participated in the development of an industry agreement that meets the requirements of the National Solid Waste Policy (Política Nacional de Resíduos Sólidos), or PNRS, in effect since 2010. The PNRS establishes targets for the collection and disposal of solid waste and enables its execution through Industry Agreements. In this regard, the packaging sector submitted to the Ministry of Environment in December 2013 an Industry Agreement proposal, which was the result of joint efforts of the various organizations representing the industry. The proposal was made available for public review and comment from September to November 2014 and, after all inputs were received, it was submitted to the Ministry of Environment for approval and signed by the parties in November 2015. The first phase of the Industry Agreement is now in force and the second phase of the Agreement is being discussed with the Ministry of Environment. The renewal of the agreement will be negotiated in 2019.

Environmental legislation

Brazilian environmental legislation imposes criminal and administrative sanctions on individuals and legal entities whose conduct is characterized as an environmental crime or infraction, regardless of the obligation to remedy the environmental damage caused (civil liability). Sanctions may be imposed for practicing any of the environmental crimes and infractions set out in the Law on Environmental Crimes (Law 9,605/1998). These sanctions include:

•

Fines that, in the administrative sphere, could reach R$50 million, according to the economic capacity and the history of the entity that broke the law, as well as the severity of the facts and background, which could be doubled or tripled in case of repeat occurrences;

•	Suspension or prohibition of activities; and

•	Loss of benefits, such as financing suspensions and withdrawal of authorization for public tenders and tax incentives.

Further, Articles 2 and 3 of Federal Law No. 9605/1998 provide that criminal liability may be attributed, on a cumulative basis (i) to the legal entity to which the environmental wrongful act is attributed; and (ii) in an individual manner, to all individuals who somehow participated in the practice of the crime or who failed to prevent its performance when they had the power and duty to avoid it. For this reason, in theory, an environmental damage may cause the partner, administrator, manager or any employee taking part therein, whether directly (committed crimes) or by the failing to make decisions or take actions to avoid the occurrence when he had the duty and the possibility of avoiding such damage, to be held liable within the criminal sphere.

On the civil level, liability for environmental damages is strict and joint, direct and indirect, meaning that all those involved directly or indirectly with any environmental degradation may be held liable, regardless of proof of guilt of the agents. As a result, hiring third parties to carry out any intervention in our activities, including, for example, the treatment and final disposal of solid waste, does not absolve our responsibility for any environmental damage caused by the service provider.

Also, environmental legislation envisages the possibility of lifting the corporate veil of the controlling shareholders if the corporate veil is an obstacle when indemnifying for environmental damage.

Legal status of our independent beauty consultants and business leader sales consultants

Our independent beauty consultants and business leader sales consultants are independent entrepreneurs with whom we maintain commercial relationships that entitle them to resell our products on a nonexclusive basis at their own expense and risk. Independent beauty consultants do not receive any kind of compensation from us, while business leader sales consultants receive compensation according to the product purchases made by the independent beauty consultants they advise. In addition, there is no subordination in our relationship with our independent beauty consultants or with our business leader sales consultants, a characteristic that would have to exist in order for there to be an employment relationship. Rather, our independent beauty consultants and business leaders enjoy great flexibility in the way they resell our products and conduct their activities and are not accountable to us for any aspect of their business.

Our independent beauty consultants have an independent obligation to contribute to the Instituto Nacional da Seguridade Social, or INSS, the Brazilian social security system, and we are not required to withhold payments to the INSS on their behalf. We withhold and pay the ICMS tax owed by our independent beauty consultants, acting as substitute taxpayers. We calculate this tax based on the margins at which the independent beauty consultants sell our products, as estimated by each applicable Brazilian state.

As of June 30, 2019, Natura Cosméticos was party to 797 labor lawsuits filed by former business leader sales consultants and/or independent beauty consultants’ advisors (which were similar figures that preceded the business leaders) seeking the recognition of their alleged employee status. In most of these cases, Natura Cosméticos obtained judgments confirming that the business leader sales consultants and/or independent beauty consultants’ advisors do not have an employment relationship with the company.

Any regulatory change requiring the establishment of an employee relationship with our independent beauty consultants or with our business leader sales consultants, or numerous adverse decisions finding that an employee relationship exists, would result in contributions and incremental costs so substantial that we would have to restructure our operations.

Regulation of Brazilian biodiversity

Natura has been having discussions with the Brazilian government for more than a decade regarding the law on access to biodiversity and the traditional knowledge associated with it. In partnership with several other companies from diverse sectors, specialists and civil society entities, we are advocating for the implementation of a new legal framework for access to biodiversity and benefit sharing that encourages research and increased use of raw materials from Brazilian biodiversity, combining innovation with the sustainable use of resources.

Under the previous rule, which was in force until November 2015, we were required to obtain authorization from the Genetic Heritage Management Council, an entity linked to the Ministry of Environment, before we could conduct research on species from the Brazilian biodiversity. This restriction hampered the freedom of research and free initiative guaranteed by the Federal Constitution, aside from also increasing bureaucracy that is incompatible with the reality of business, creating inordinate delay. For example, there have been cases where the authorization took three years to be granted. Because of this scenario, between 2010 and 2011, we were served infraction notices by IBAMA, the Brazilian federal environmental protection agency.

In this regard, Natura filed lawsuits to obtain a statement ruling that requiring prior authorization to access genetic heritage is unconstitutional. We achieved positive results in these lawsuits, at the lower and appellate court levels, as well as at the higher court (in this case, the Superior Court of Justice—STJ). The lawsuits are ongoing, do not represent any contingent liabilities and are classified as representing risk of possible loss. Since these lawsuits only seek a declaration of unconstitutionality, any adverse outcome for Natura does not result in a significant financial loss.

Another fundamental provision related to the access of genetic resources and associated traditional knowledge, provided for in the Convention on Biological Diversity, is the fair and equitable sharing of benefits arising from genetic resources, which are respected by Natura in our contracts and are reflected in our Policy on the Sustainable Use of Social Biodiversity. Between 2009 and 2016, we signed 40 agreements regarding the usage of genetic heritage and benefit sharing and 38 Instruments of Prior Consent (TAP).

A modern and more efficient legal framework substituted the previous rule, and promotes the sustainable use of the Brazilian biodiversity and its traditional knowledge and benefit sharing, which preserves the country’s biodiversity, its companies, universities, and traditional communities or indigenous peoples. Law 13,123/2015, which came into effect at the end of 2015, no longer requires prior authorization from CGEN to access the genetic heritage and associated traditional knowledge, of the Brazilian biodiversity, but only a registration for this access and the obligation to share benefits. The law also allows companies to normalize prior access to Brazilian biodiversity by signing a commitment agreement with the Brazilian Ministry of the Environment. Following the fulfillment of certain conditions set forth in these agreements, penalties imposed under the previous law are reduced or eliminated. In November 2017, we entered into a commitment agreement with the Brazilian Ministry of the Environment.

The Body Shop

The Body Shop distributes products in approximately 70 countries worldwide. The Body Shop appoints third-party manufacturers to undertake manufacturing activities on its behalf in various locations and does not itself operate any manufacturing facilities.

In a number of countries where products are distributed, The Body Shop companies are required to make pre-marketing notifications to obtain premarketing registrations or licenses before a particular product can be sold or placed on the market. These notifications, registrations and licenses are handled by the regulatory team, although local law outside of the EU often requires an entity incorporated in that jurisdiction to make the application, in which case the Body Shop permits third-party franchisees to make the application on its behalf.

The EU regulatory regime requires that all products retailed are subject to the General Product Safety Directive (GPSD) 2001/95/EC. These regulations place a duty on the producer/importer/distributor to supply only products that are safe under normal or reasonable foreseeable use. The primary and detailed piece of legislation especially applicable to cosmetics in the EU is the Cosmetic Regulation (EC) N° 1223/2009. This legislation covers all aspects including the high standard of manufacturing, rigorous safety testing, and detailed labelling requirements, to ensure only safe cosmetic products are marketed.

The Body Shop also sells a small number of Home Fragrance Products these are covered by the Classification, Labelling and Packaging (CLP) regulation (EC) No. 1272/2008. The regulation covers many areas including chemical classifications, labeling requirements and format/content of Safety Data Sheets (SDS).

The Body Shop does not currently manufacture products; however, we are responsible for compliance with the EU Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”) regulation (EC) No. 1272/2008 and substance tracking for all products imported into the EU.

Aesop

Aesop operations are subject to the same kinds of laws and regulations that any other retailer or manufacturer of cosmetics is subject to (for example, competition and consumer laws, environmental laws, intellectual property laws and workplace health and safety laws). As Aesop exports cosmetic products, it must comply with all relevant cosmetics regulations in order to sell such products in the various markets and such regulations include (without limitation) Regulation (EC) N° 1223/2009 on cosmetic products (Europe), the ASEAN Cosmetics Directive (Southeast Asia) and the Federal Food, Drug & Cosmetic Act (the United States).

As a manufacturer of products in Australia, some products (primarily products with SPF) are considered “therapeutic goods” and hence are regulated by the Therapeutic Goods Act 1989 (Cth) which requires them to be included in the Australian Register of Therapeutic Goods.

As an importer of raw materials for product manufacture, Aesop is registered with the National Industrial Chemical Notification and Assessment Scheme (NICNAS) (as required under the Industrial Chemicals (Notification and Assessment) Act 1989 (Cth)). All chemical substances used must be listed on the Australian Inventory of Chemical Substances (AICS) and there may be additional reporting and import/use requirements for certain chemicals.

In addition to this, Aesop is also required to ensure that its third-party manufacturers meet GMP (Good Manufacturing Practice) standards in order to trade Aesop finished products in numerous markets globally.

Competition

The cosmetics, fragrances and toiletries market is very competitive, both in Brazil and in other markets in which we operate. Strong brands and new product launches are important to attract and retain customers. In the five years ended December 31, 2018 the markets in which we operate have grown 1.3 times faster than the global average (according to internal data of Natura &Co based on Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition; retail value refers to retail sales price including sales tax, data relates to 2018 and uses fixed exchange rates, and covers the following markets in which we operate include Argentina, Brazil, Chile, Colombia, Mexico and Peru), and have proved attractive for new investors. Furthermore, in offering a wide range of categories, our brands compete with several different companies that operate through different distribution channels: direct selling, retail and e-commerce.

The following chart represents our market share in Brazil, one of our main markets, according to Euromonitor International data released in 2018, including categories that are not available in our portfolio:

Market Share Natura &Co in Brazil (% Euromonitor, 2018)

Source:

Internal data of Natura &Co based on Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition; retail value refers to retail sales price including sales tax, data relates to 2018 and uses fixed exchange rates.

*	Consolidated reported data, including Natura, The Body Shop and Aesop.

Natura

In the countries in which we operate our Natura brand, the market is organized into two major distribution channels: direct sales and retail. Direct sales accounted for 25.9% of the cosmetics, fragrances and toiletries market in Brazil for the period ended December 31, 2018 compared to 8.8%, respectively, globally. While certain cosmetics and fragrance categories are more relevant in the direct sales market, personal care categories are traditionally distributed via retail.

In Brazil, our competitors vary by product category. For example, in the fragrance and makeup categories, our main competitors are O Boticário, Avon, Mary Kay and Hinode; for body and skin care, our main competitors are Avon, Beiersdorf AG (particularly the Nivea brand) and Unilever and; for hair care, our main competitors are Unilever, L’Oréal, Colgate-Palmolive Company and Johnson & Johnson.

In other countries where the Natura brand is present, market conditions are quite similar, as are the local competitors by category and distribution channels. Major differences can be found in the strong operations of Corporación Belcorp and Unique-Yanbal Group in Peru and Colombia, and Voewerk & Co KG (with the Jafra brand) in México. Our domestic competitors in Brazil, such as Jequiti, do not have significant operations in other regions of Latin America.

As of December 31, 2018, Natura-branded products were acquired by 46.5% of Brazilian households according to the Kantar WorldPanel (2018, Cross Category), suggesting that 25,838,000 of Brazilian households purchased at least one Natura-branded product in such periods.

Market share of Natura brand by Region

The Natura brand has seen a significant increase in market share in Latin America since 2013. The following table shows the evolution of market share of the Natura brand in Brazil and Latin America for the periods indicated:

	For the Fiscal Year Ended December 31,
Natura’s share of Cosmetics, fragrances and toiletries market (%)	2018	2017	2016
Natura Brasil	11.9%	11.5%	11.0%
Natura LATAM	5.2%	4.7%	4.2%
Argentina	9.6%	9.1%	8.3%
Chile	5.8%	5.4%	5.4%
Colombia	5.2%	4.8%	4.3%
Mexico	2.8%	2.4%	2.0%
Peru	6.0%	5.8%	6.2%

Total	8.9%	8.5%	8.1%

Market of The Body Shop brand

As a global brand, present in 70 countries, competition for The Body Shop is varied and heavily concentrated in retail distribution. At a global level, key beauty and personal care brands include L’Oréal Paris (L’Oréal Groupe), Nivea (Beiersdorf AG), Dove (Unilever Group) and Garnier (L’Oréal Groupe). However, we are seeing an erosion in combined share of these companies and brands, notably in skin care and color cosmetics, as these categories become more fragmented. This is largely driven by the rise of new beauty brands, such as Glossier and Kylie Cosmetics in the United States, which disrupt traditional models, and increase price competition and pressure to stay aligned with fast-evolving consumer preferences.

In Asian Pacific, a key competitor to The Body Shop is Innisfree, which offers a wide product assortment extending from skin care to makeup, hair care, and fragrance, and low prices comparative to their competition. Other key brands in this region are Wardah (Indonesia), Lakmé (India) and DHC (Japan).

In Europe, competitor brands to The Body Ship include Lush and Rituals. With a strong stance on handmade cosmetics and minimal packaging and a stance against animal testing, Lush also focuses on store and product experience. Most known for its bath bombs, it plays strongly in the bath and body category with shower gels, bubble bars and soaps. Rituals has built brand recognition by positioning its products at prices above the mass market level but lower than the most expensive alternatives in the categories where it is present. The Body Shop is present in the bath and shower segment, with different fragrance concepts mostly inspired by Asian culture and lifestyle. The Body Shop also markets products focused on providing customers a spa-like experience as part of its nonbeauty product offering, including tea sets, candles and home textiles. These products are promoted in The Body Shop stores as a source of balance and well-being.

Lush is a key competitor in North America, but Bath & Body Works is a strong player in both America and Canada. While not particularly focused on naturally or ethically sourced ingredients, its focus is on having a colorful and wide range of fragrance products, with a heavy reliance on promotions and discounts. It is also active in bath and body products, fragrances and home fragrance.

Market share of The Body Shop brand in its top five markets

We believe The Body Shop is an established brand in its principal markets. Over recent years its market share has remained fairly stable, with Indonesia holding its position following strong growth in the years up to

2014. The following table shows the evolution of market share of The Body Shop brand in its principal markets for the periods indicated:

	For the Fiscal Year Ended December 31,
The Body Shop’s share of Beauty and Personal Care market (%)	2018	2017	2016
United Kingdom	1.7%	1.8%	1.8%
United States	0.1%	0.1%	0.1%
Australia	1.4%	1.4%	1.4%
Canada	1.2%	1.2%	1.2%
Indonesia	1.6%	1.7%	1.7%

The following table shows The Body Shop’s market share of the beauty and personal care markets in selected countries:

	For the Fiscal Year Ended December 31, 2018
The Body Shop’s share of Beauty and Personal Care market (%)	Bath & Shower	Skincare	Bodycare
United Kingdom	3.3%	3.8%	5.9%
USA	0.2%	0.5%	0.8%
Australia	2.9%	2.7%	6.3%
Canada	5.3%	2.4%	0.9%
Indonesia	0.8%	1.5%	6.3%

Market share of Aesop

Aesop sits within the premium segment of the beauty and personal care industry, which continued to outpace the mass market segment for the fourth consecutive year in 2018, according to Euromonitor International (Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition with data regarding retail value sales at retail sale prices). While Aesop is a small player on a global scale, its market share and the competitive landscape in which it is active differs by region as well as by product category.

Aesop was directly present in 22 countries and three countries through distributors as of June 30, 2019 and December 31, 2018, spread across Oceania, the Americas, Asia and Europe. The countries in which Aesop has the highest market share within the premium beauty and personal care market are Australia, Hong Kong, Singapore and the U.K. Australia is Aesop’s strongest market in terms of market share, with key competitors including Estee Lauder, Clinique, Lancôme and Clarins. Hong Kong is a much more competitive market, with Aesop’s major competitors among Estee Lauder, Shiseido, Kiehl’s and Laneige. Aesop’s key competitors in Singapore are SK-II, Shiseido and Lancôme, while its key competitors in the U.K. in terms of market share are Clinique and Estee Lauder.

Aesop is present within six key product categories, including skin, hair, body, fragrance, home and kits/gifts. Aesop’s competitors vary according to product category. For example, Aesop’s main competitors in the skin care category are Lancôme, Estee Lauder and SK-II. In the body care category Aesop’s competitors are Clarins, L’Occitane, Vichy and La Roche-Posay, while hair care is dominated by specialist brands such as Redken and Aveda.

Seasonality

In Brazil, one of our main markets, we observe peaks in demand in the second and fourth quarters: (1) during the weeks leading up to Mother’s Day, which occurs during the first half of the month of May and (2) in November, in the run up to Christmas sales and Black Friday-type sales, which are our most significant peaks in demand. Our international operations are subject to the same kind of seasonality, but the timing of the Mother’s Day sales peak varies depending by country. The table below shows our quarterly net revenue from our total consolidated operations:

	For the Fiscal Year Ended December 31,
Share of Net Revenue by Quarter (%)	2018	2017	2016
Consolidated
1st quarter	20%	18%	21%
2nd quarter	23%	21%	26%
3rd quarter(1)	24%	24%	24%
4th quarter(2)	33%	38%	29%
Total year consolidated	100%	100%	100%

(1)	Considers one month of The Body Shop’s revenue for the year of 2017.
(2)	Considers three months of The Body Shop’s revenue for the year of 2017.

Global Presence

Our international expansion under the Natura brand started in 1982, when Natura Cosméticos introduced its business in Chile, and later in Argentina and Peru in 1992, Mexico and France in 2005 and finally Colombia in 2007. In December 2016, we opened our inaugural store in New York City, United States. Currently, Natura has nine stores outside Brazil (Chile, Argentina, France and United States). We are also present in other countries in Latin America and Europe through the Natura brand.

We are present in the five continents under The Body Shop brand, reaching 70 countries.

The Aesop brand operates in Oceania, Asia, Europe, North America and South America, reaching 22 countries directly and three countries through distributors. Despite our international expansion over the years, Australia remains our largest market. In the six months ended June 30, 2019, Australia accounted for 21% of our consolidated net revenue.

Property, Plant and Equipment

Below is a description of our principal property, plant and equipment. See also notes 2.8 and 14 of our audited consolidated financial statements as of December 31, 2018, 2017 and 2016, which are included in this proxy statement/prospectus.

Natura Brasil

Natura has distribution centers in the cities of Matias Barbosa (Minas Gerais), Uberlândia (Minas Gerais), Jaboatão dos Guararapes (Pernambuco), Canoas (Rio Grande do Sul), Castanhal (Pará) and Simões Filho (Bahia). In 2012, to ensure the evolution of our business and expansion of our logistics network, we opened a new distribution center in São Paulo with an expanded capacity to drive growth and reduce product delivery times. The São Paulo distribution center was built under a build to suit lease, and has high-tech equipment, and at the same time, it also built an administrative unit with capacity for approximately 2,200 employees.

Our industrial site in Cajamar, called “Espaço Natura,” was designed by renowned architect Roberto Loeb, and consists of a cutting-edge manufacturing unit and a corporate space that we believe contributes to the high level of satisfaction of our employees. The three industrial units inside this site use modern production equipment designed to ensure the safety of our employees and environmental responsibility.

We also maintain manufacturing and distribution activities in the city of Benevides (state of Pará), in a project called “Ecoparque.” This project concentrates the production of soaps and oils of Natura. Inaugurated in

March 2014, Ecoparque has a production capacity of 455 million bars of soap and 40,000 tons of noodles (used as a base to make soaps). The production complex is built on an area of 172 hectares and it is planned that the space will receive companies from various market segments.

Natura LATAM and Others, The Body Shop and Aesop

In addition to our facilities in Brazil, we also own and rent facilities outside of Brazil to support our international operations under Natura, The Body Shop and Aesop. As of June 30, 2019, Natura had five distribution centers located in Argentina, Chile, Peru, Colombia and Mexico.

Since all of The Body Shop-branded products are manufactured by third parties, we do not own any factories. As of June 30, 2019, we had 52 third-party manufactures. In addition, we use ten warehouses, eight of which are third-party (Germany, Canada, Mexico, Singapore, Hong Kong, Australia, Chile and Brazil) and two of which are owned (U.K. and the United States), to aid our distribution process. As of December 31, 2018, we had 52 third-party manufacturers, and used ten warehouses, eight of which are third-party (Germany, Canada, Mexico, Singapore, Hong Kong, Australia, Chile and Brazil) and two of which are owned (U.K. and the United States), to aid our distribution process.

With respect to our operations under the Aesop brand, we do not own an industrial unit to manufacture its products. Therefore, 100% of its products are manufactured by third parties. Currently, we have five third-party manufacturers. For its distribution process, Aesop has nine third party warehouses, a centralized hub in Melbourne and eight regional distribution centers located in, United States (supplying the United States and Canada) , Netherlands (Supplying Europe) , Hong Kong (Supplying Hong Kong, Macau) , Taiwan, Singapore, South Korea, Japan and Brazil.

Production capacity and expansion potential

Natura

Our facility in Cajamar was designed to facilitate our expansion as operations grow, creating greater economies of scale in the physical plant. Our Ecoparque facility was designed to be an industrial park with a strong sustainability concept, based on concepts of sustainable chains, fostering symbiosis between the different companies that operate in this industrial area, in addition to contributing to the development of local communities, involving 5,600 families that supply biodiversity ingredients, of which 81% live in the Amazon region. As of June 30, 2019, 198 million units were produced in Cajamar, compared to 201 million as of June 30, 2018. In 2018, 413.2 million units were produced in Cajamar, compared to 353 million in 2017, and approximately 319 million units in 2016. Ecoparque produced 43.6 million units during the six months ended June 30, 2019, compared to 37.6 million during the six months ended June 30, 2018. Ecoparque produced 79 million units in 2018, compared to 74 million in 2017 and 52 million in 2016.

Capital Expenditures

Our capital expenditures budget for 2019 totals R$637 million, with approximately R$250 million expected to be spent in Brazil and approximately R$387 million expected to be spent abroad to be primarily used on opening and refurbishing existing stores, enhancing digital technology, product innovation as well as projects that seek to increase our operational efficiency and productivity. The funds used for making capital expenditures are generated from our operating cash flow and existing or new indebtedness For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Natura &Co—Liquidity and Capital Resources—Capital Expenditures.”

Innovation and Product Development

Natura

Innovation is an important driver of Natura’s growth, supporting the pace of the business and attracting consumers to our Natura-brand. During the six months ended June 30, 2019, we launched more than 89 products and posted an innovation index of 54.5%. In 2018, we launched more than 233 products and posted an innovation index of 59.9%. In comparison, we launched 185 products in 2017 and 255 products in 2016, and reported an innovation index of 64.6% and 57.1% in 2017 and 2016, respectively. In addition, we have plans to continue regularly launching new products in line with market trends and evolving customer preferences.

The table below shows the number of products launched by Natura and its innovation index for the periods indicated.

	For the Six Months Ended June 30,		For the Fiscal Year ended December 31,
	2019	2018	2018	2017	2016
Number of products launched(1)	89	140	233	185	255
Innovation index(2)	54.5%	64.2%	59.9%	64.6%	57.1%

(1)	Information regarding products posted counts only products that represent a new value proposition, including new packaging and formulations. The number considers only Brazil.
(2)	Share of sales of products launched in the last 24 months in the total gross revenue of the last 12 months. The index considers only Brazil.

The Body Shop

Innovation is a key function of our research and development team. We have two fundamental approaches to innovation. Internally, we have a dedicated team working on building a disruptive innovation pipeline looking at new products and concepts. Externally, we work with our suppliers to access global innovation trends. On an annual basis, our key suppliers present their latest innovations and concepts for us to select in our new product launch calendars. During the six months ended June 30, 2019, The Body Shop launched 65 new products across several categories, including hair, bath and body, skincare, among others. In 2018, The Body Shop launched 196 new products across several categories, including hair, bath and body, skincare, among others.

Aesop

Innovation is an important driver of Aesop’s growth, attracting new customers to Aesop and ensuring relevance of the brand to retain Aesop’s existing customers. However, alongside this, Aesop has strong and loyal retention of customers across its core permanent range with relatively stable top 10 product contributors across a product range of 155 products (96 formulations). During the six months ended June 30, 2019, Aesop invested AUD$2.0m (1.1% of net revenue) in research and development. Research and development activity is spread across a number of initiatives including: new product development, reformulations and repackaging (led by compliance, sustainability and continuous improvement initiatives). During the six months ended June 30, 2019, Aesop introduced three new products to the Aesop range across the Skin Care and Kit category portfolio. In 2018, Aesop invested AUD$4.05m (1.1% of net revenue) in Research and Development and introduced 12 new products (excluding Seasonal Kits) to the product portfolio across a number of categories including personal care, skin care, and room aromas. Aesop also introduced a new category of home accessories with the launch of an Aesop designed brass oil burner. In addition to product development, sustainability improvement projects are core to our work. In 2018, this included the research and development of plastic bottles containing 99.7% recycled content, which were introduced in 2019.

Intellectual Property

Our most important intellectual property comprises: Natura, The Body Shop and Aesop. We carefully manage our brands to preserve the appeal of our products across broad demographic lines and the association of our brands with innovative products and social and environmental responsibility.

We are not dependent on any third-party patents, brands, licenses, concessions, franchisees and royalty contracts that are relevant to the development of our activities, except for the L’Oréal IP license granted to The Body Shop (See “—Material Agreements”).

Trademarks

The Natura, The Body Shop and Aesop trademarks are our most important trademarks:

•

The Natura trademark was considered a highly renowned brand in 2005 by the Brazilian National Institute of Intellectual Property (Instituto Nacional de Propriedade Intelectual), or INPI, meaning that, as a brand, we enjoy significant recognition in all classes of products and services. With this recognition, the Natura trademark benefits from special protection in Brazil. In 2010, the INPI renewed this recognition, and subsequently in 2016 for a period of ten years. In addition to Brazil, the Natura trademark is registered in the following countries and regions, among others: Argentina, Chile, Peru, Mexico, Bolivia, France, the United States and the European Union.

•

The Body Shop trademark is our most important trademark under The Body Shop brand. This trademark and many other products, campaigns and marketing brands are registered worldwide, including in the U.K., European Union, United States, Canada, Brazil, Australia, China, Hong Kong, South Korea and Japan.

•

The Aesop trademark is our most important trademark under the Aesop brand. This trademark is registered as both a word mark and/or with Aesop’s distinctive macron across Aesop’s existing markets and planned market entries, including Europe, the United States, Canada, the United Kingdom, Australia, Japan, Korea and Brazil. Several of Aesop’s more distinctive product names have been registered as trademarks in some of Aesop’s key global markets.

As of June 30, 2019, we had 572 trademarks registered and 79 trademark registration requests pending in Brazil, and 4,736 trademarks registered and 1,157 trademark registration requests pending outside of Brazil. As of December 31, 2018, we had 458 trademarks registered and 111 trademark registration requests pending in Brazil and 4,609 trademarks registered and 1,090 trademark registration requests pending outside of Brazil.

Registration and renewal

In Brazil, a brand registered under the INPI grants the brand owner the exclusive right to use the brand throughout Brazil for an initial ten-year period, which may be extended by successive ten-year periods. During the registration process, the applicant has the right to the use the relevant brands for identification of its products or services.

Trademarks registered in other countries are subject to the legislation of the relevant jurisdiction. We use a computerized system to monitor trademark expirations.

Patents

As of June 30, 2019, we had 92 patents granted and 331 patent registration requests pending worldwide, whereas as of December 31, 2018 we had 96 patents granted and 278 patent registration requests pending worldwide. Our patents mainly safeguard the technologies applied in our skincare products.

Industrial designs

For the Natura brand, as of June 30, 2019 and December 31, 2018, we had 34 and 74 industrial designs registered and 13 and eight industrial design registration requests pending in Brazil, as well as 85 and 67 industrial designs registered and 28 and 17 industrial design registration requests pending abroad, respectively. The majority of these patents are related to fragrance bottles, containers in general and the packaging of makeup products.

Under our Aesop brand, a brass oil burner design has been registered in Australia, with registration for this design pending in Europe and in the process of being registered in the United States.

As of June 30, 2019, under The Body Shop brand, we had no industrial designs registered or pending in Brazil, and we had four industrial designs registered and no industrial design registration requests pending abroad. As of December 31, 2018, under The Body Shop brand, we had no industrial designs registered or pending in Brazil, and we had four industrial designs registered and no industrial design registration requests pending abroad. The majority of these patents are related to fragrance bottles, containers in general and the packaging of makeup products.

Domain names

We and our subsidiaries are the holders of certain domain names in Brazil and abroad, including: “natura.net,” “thebodyshop.com” and “aesop.com.”

The information contained on our website, any website mentioned in this proxy statement/prospectus, or any website directly or indirectly linked to these websites, is not part of and is not incorporated by reference in this proxy statement/prospectus, and investors should not rely on such information.

Insurance

We insure all of our facilities and equipment for loss and replacement. We also carry natural disaster and business interruption insurance, which covers property damage and related loss of income, as defined in the policy, as well as environmental and civil liability insurance. Our cargo and last mile operations, vehicle fleet, as well as clinical trials are also insured. In addition, we provide health and life insurance to our employees. We consider the amounts of our insurance coverage to be adequate for a company of our size, considering the activities we conduct, and to meet the risks associated with our operations.

Employees and Union Relations

As of June 30, 2019 and December 31, 2018, we had 16,574 and 18,097 employees, respectively. The following table shows our number of employees as of the dates indicated:

	As of June 30,		As of December 31,
Location	2019	2018	2018	2017	2016
Natura	6,633	6,423	6,621	6,311	6,397
The Body Shop	7,643	7,878	9,062	9,077	9,011
Aesop	2,298	1,909	2,414	1,949	1,626

Total	16,574	16,210	18,097	17,337	17,034

Our relationship with our employees is subject to the terms and conditions set forth in each of the collective labor agreements executed by us with the local unions to which our employees belong.

The following tables set forth a breakdown of our employees by business division, function and geography as of the dates indicated.

Natura

As of June 30, 2019 and December 31, 2018, we had 6,633 and 6,621 employees working in our Natura operations, respectively. The following table shows our number of employees by geographic location for the periods indicated:

	As of June 30,		As of December 31,
Location	2019	2018	2018	2017	2016
Brazil	4,978	4,818	4,958	4,765	4,907
Argentina	682	655	690	641	597
Chile	218	208	224	189	185
Mexico	117	123	122	116	124
Peru	224	217	228	219	227
Colombia	394	377	378	362	339
France	20	25	21	19	18

Total	6,633	6,423	6,621	6,311	6,397

The following table shows our number of employees by role for the periods indicated:

	As of June 30,		As of December 31,
Role	2019	2018	2018	2017	2016
Production positions	2,036	2,090	2,062	2,054	2,101
Administrative positions	3,904	3,680	3,881	3,608	3,611
Management positions	636	600	623	596	631
Executive positions	57	53	55	53	54

Total	6,633	6,423	6,621	6,311	6,397

The Body Shop

As of June 30, 2019 and December 31, 2018, we had 7,643 and 9,062 employees, respectively, in our The Body Shop operations, including office employees and retail employees. The following table shows the number of The Body Shop employees by geographic location for the periods indicated:

	As of June 30,		As of December 31,
Location	2019	2018	2018	2017	2016
Brazil	80	84	92	71	90
Chile	73	68	73	60	29
Mexico	18	9	17	9	13
Austria	91	107	100	115	97
Belgium	74	75	76	83	79
Denmark	117	154	132	226	251
France	323	340	347	365	288
Germany	459	537	522	604	654
Luxembourg	4	5	5	5	5
Monaco	0	1	0	1	5
Netherlands	174	165	185	195	186
Portugal	139	134	139	140	158
Spain	262	256	283	288	253
Sweden	209	236	256	272	266
Australia	686	681	991	1,024	1,007
Hong Kong	269	292	280	279	273
Macau	14	16	16	17	18
Singapore	269	281	281	308	304
U.K.	2,645	2,685	3,173	2,716	2,551
United States	819	819	1,100	1,085	985
Canada	918	933	994	1,214	1,469

Total	7,643	7,878	9,062	9,077	8,981

Aesop

As of June 30, 2019 and December 31, 2018, we had 2,298 and 2,413 employees, respectively, in our Aesop operations, including office employees and retail employees. The following table shows the number of Aesop employees by geographic location for the periods indicated:

	As of June 30,				As of December 31,
Location	2019		2018		2018		2017		2016
Oceania	652		550		793		614		576
Europe	528		442		567		487		395
Americas	376	(1)	312	(1)	382	(1)	319	(1)	234
Asia	742		605		671		529		421

Total	2,298		1,909		2,413		1,949		1,626

(1)	Includes Brazil.

Compensation and Benefits

Natura Group Compensation policies

Our executive compensation strategy is common to all companies within the group, to promote the achievement of short-, mid- and long-term goals aligned with shareholders’ interests. We seek to offer benefits policies and programs that are competitive with the local market.

The variable component, whether short-term compensation or long-term gains, represents a greater portion of compensation for senior executives. Besides well-defined payout limits, all variable compensation is linked to effectively meeting goals, i.e., exceeding the minimum expectations of growth established annually by management.

Our Long-Term Incentive Programs (our Long-Term Incentive Program and Co-Investment Program) are part of a strategy for retention of our management team and employees, with the purpose of generating value for our shareholders. Moreover, it increases the variable component as a percentage of compensation for program participants across Natura &Co.

These programs aim to align expectations of shareholders and program participants with our long-term performance, incentivize improved performance of our management team, give program participants the opportunity to become our shareholders and encourage them to add value to Natura &Co. Other benefits include giving employees a more entrepreneurial and corporate perspective (by sharing in our risks and earnings), harmonizing and improving relations between the companies within Natura &Co., encouraging retention of the management team and employees and increasing our attractiveness to potential hires.

In addition, part of the program aims to connect short-term incentives (annual bonuses and/or profit sharing awards) with long-term incentives by granting awards conditioned upon the investment by the participant of part of the annual bonus and/or profit sharing awards.

For more information on the compensation of Natura Cosméticos’s directors and officers, see “Management and Compensation of Natura &Co—Compensation.”

Legal and Administrative Proceedings

We and our subsidiaries are parties to numerous judicial and administrative proceedings of either tax, civil, regulatory, environmental, criminal and labor natures, including proceedings with probable, possible and remote risks of loss. Our provisions are recorded pursuant to accounting rules, based on an individual analysis of each contingency by our internal and external counsel. We constitute provisions for proceedings that our external counsel evaluates as having a probable risk of loss. In addition, due to the high number of labor and civil claims, we also constitute provisions based on the historic chances of success and losses for certain types of legal proceedings.

In cases where unfavorable decisions in claims involve substantial amounts, or if the actual losses are significantly higher than the provisions constituted, the aggregate cost of unfavorable decisions could have a significantly adverse effect on both our financial condition and operating results. Moreover, our management may be forced to dedicate time and attention to defend against these claims, which could prevent it from concentrating on our core business.

As of June 30, 2019, we were party to proceedings for which provisions in the total amount of R$264.5 million have been recorded.

A description of the principal proceedings in which we are involved in for each category (civil, labor, regulatory and tax) is set out below. For additional details regarding the legal proceedings in which we are involved, please see note 17 to our unaudited condensed interim consolidated financial statements as of June 30, 2019 and for the three and six-month period ended June 30, 2019 and 2018, included elsewhere in this proxy statement/prospectus.

Civil claims

As of June 30, 2019, we and our subsidiaries were party to civil claims of an administrative or judicial nature for which we had recorded provisions in the total amount of R$31.7 million. Our provisions are reviewed periodically based on the evolution of the lawsuits and the loss of civil claims to reflect the best current estimate.

The majority of these lawsuits involve claims of undue inclusion of the names of both Natura independent beauty consultants and third parties in the database of the Brazilian credit protection service as debtors due to the fraudulent registration practices.

We are also party to proceedings brought by the Federal Prosecution Office against Fábio Dias Fernandes, Fábio Dias Fernandes–ME, Chemyunion Química Ltda., Natura Cosméticos and Instituto Nacional da Propriedade Industrial – INPI. The Federal Prosecution Office filed a public-interest civil action for alleged damage to the traditional knowledge associated with the genetic heritage of the murumuru held by the Ashaninka indigenous community. During the preparatory procedure that investigated the relationship between Ashaninkas and the researcher Fábio Dias Fernandes, Natura was cited as an example and eventually became a party to the claim because we make products using murumuru. In May 2013, the claim against Natura was dismissed. The Federal Prosecution Office filed an appeal and the final and unappealable decision has not yet been given. In the opinion of our external counsel, the risk of loss in this case is remote. For Natura, the maximum (remote) impact could be (a) the declaration of nullity of patents involving murumuru, (b) a requirement to pay indemnification equivalent to 50% of the gross income obtained from the commercial exploration of murumuru products by Natura until the date of the decision, and for the next five years following the date of the final and unappealable decision or, alternatively, as arbitrated in court, (c) joint decision for the defendants to indemnify Ashaninka indigenous community for their collective pain and suffering, and (d) decision for the defendants to pay fees for the loss of suit. The amount involved in these proceedings as of June 30, 2019 is R$32.7 million.

Labor claims

We and our subsidiaries are also parties to a number of labor claims filed by former employees, third parties and autonomous workers relating, among other things, to severance pay, occupational diseases, additional wages, overtime and amounts due to subsidiary liability and the recognition of the employment relationship.

As of June 30, 2019, Natura and its subsidiaries were parties to several labor proceedings for which it had have recorded provisions amounting to R$64.7 million. Natura is subject to one labor claim in France with a probable risk of loss involving an aggregate amount of €0.04 million (R$0.2 million), for which Natura has provisioned the same amount.

As of June 30, 2019, The Body Shop was party to four labor claims and had £0.2 million (R$0.9 million) for these provisions; and Aesop was party to two labor claims for which no provision was made.

Regulatory proceedings

As of June 30, 2019, we and our subsidiaries were parties to approximately 36 regulatory proceedings (33 administrative proceedings and three judicial proceedings) in the aggregate amount of R$11.3 million, most of which are related to allegations of breaching certain sanitary regulations. In connection with these proceedings, we have provisioned R$0.3 million for contingencies with a probable risk of loss and an additional R$10.9 million where we estimate the risk of loss as possible (for which no provision has been recorded).

Tax proceedings

As of June 30, 2019, we and our subsidiaries were party to tax claims of an administrative or judicial nature with a probable risk of loss involving a total amount of R$168.0 million for which we have recorded provisions in the same amount, and in proceedings with a possible risk of loss involving an aggregate amount of R$3,449.2 million. In addition, we are party to tax proceedings with a remote risk of loss.

The following is a description of the principal proceedings in which the risk of loss is estimated as possible:

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Tax infraction notices in connection with CIT and Social Tax on Net Profit (CSLL), issued on September 30, 2009 and August 30, 2013, questioning the deductibility of goodwill amortization for tax purposes, resulting from the incorporation of the shares of Natura Empreendimentos by Natura Participações S.A. and subsequent merger of both companies by the Company. The Company is challenging in court the legality of the decisions that rejected the motions of clarification as a preliminary matter to discuss crucial points of the appellate decisions that, by a majority of votes, denied its special appeals, upholding the tax liability. Of the total amount under dispute on June 30, 2019, R$1,362.0 million is classified as possible likelihood of loss and R$467.7 million as remote.

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Tax infraction notice issued by the São Paulo State Finance Department against a branch of subsidiary Indústria e Comércio de Cosméticos Natura Ltda. (“Indústria”), requiring VAT (ICMS) under tax substitution (ST), which had been fully paid by the Company, i.e., the distributor establishment. The Company is currently awaiting a decision. Of the total amount under dispute as of June 30, 2019, R$514.3 million is classified as possible likelihood of loss and R$174.3 million as remote.

•

Natura and its subsidiary Indústria, the latter in the situations where it operates exclusively as a distributor, are legally challenging the condition brought by Decree nº 8393/2015, which, for purposes of Tax on Manufactured Products (IPI), sees interdependent wholesale establishments that sell products taxed over 15% as a manufacturing company. Total amount under discussion on June 30, 2019 is R$342.2 million In addition, Natura is party to tax proceedings whose risk of loss is estimated as remote. See below.

•

On December 20, 2012, Indústria received an IPI (Tax on Manufactured Products) tax deficiency notice referring to the year 2008 with regard to alleged irregularities arising from the nonapplication of the minimum taxable amount on sales to the “Distributor” (Parent Company) which allegedly resulted in the payment of a lower amount of IPI. Currently, the notification of the appellate decision is pending. In the opinion of external counsel the risk of loss is remote. The amount involved in this proceeding as of June 30, 2019 is R$740.9 million.

•

On January 21, 2019, Indústria received another IPI deficiency notice referring to the year 2014 with regards to alleged irregularities arising from the nonapplication of the minimum taxable amount on sales to the “Distributor” (Parent Company), which allegedly resulted in the payment of a lower amount of tax. The judgment with regards to the administrative objection was favorable to Indústria. The Federal Tax Authority is expected to appeal. In the opinion of the external counsel, the risk of loss is remote. The amount involved in this proceeding as of June 30, 2019 is R$394.9 million.

Judicial Deposits

Pursuant to court orders concerning certain tax, civil and labor lawsuits, our judicial deposits amounted to R$337.5 million as of June 30, 2019.

Environmental and Social Responsibility

Natura

We challenge ourselves to generate positive financial, social, cultural and environmental impacts. We articulated this challenge in our Sustainability Vision 2050, launched in 2014, where we undertook the commitment to transform Natura into a brand that makes a positive impact by ensuring that our operations help improve the environment and society, going beyond the current paradigm of merely reducing and mitigating impacts. Thus, we set goals to be attained as early as in 2020 on our journey of transformation by 2050.

In 2014, we were the first listed company in Latin America to be recognized as a B Corp (as approved by B Lab, an independent organization), a global movement of companies that give equal value to their economic, social and environmental results. After two years, we were recertified as a B Corp, attesting our commitment to generating positive social and environmental performance and impact on people and the planet. We are the largest industry/consumer business in the world to have this certification.

Further, for the seventeenth consecutive year, Natura presented its Annual Sustainability Report, which has provided unified disclosure of economic, social and environmental results of the Company since 2002. All information related to social responsibility is described in our annual report, which is drafted in accordance with the GRI G4 framework and audited by KPMG.

We seek to create sustainable value for society by forging relationships based on quality and generating integrated social, environmental and economic results. As such, return on shareholder investment is obtained by balancing short- and long-term focuses. Some examples of our social actions include: supporting organizations and associations that contribute in some way to the sustainable development of their industry; adopting fair trade principles in our partnerships with extraction communities and supporting sustainable local development; and sharing benefits with communities through access to genetic heritage and associated traditional knowledge.

Natura has a Social and Environmental Responsibility Policy, which sets out the following programs: “Value Vision,” “The world is more beautiful with you” and the “Natura Carbon Neutral Program.”

Furthermore, Natura Cosméticos’s stock is traded on the Novo Mercado listing segment of the B3, a special category that lists companies with the highest levels of corporate governance. In 2018, Natura Cosméticos’s stock was included for the 14th year in the exchange’s Corporate Sustainability Index (ISE). Since 2014, we have been listed on the Dow Jones Sustainability Index (DJSI), the only company classified in the Household and Personal Products segment in Emerging Markets, a benchmark for investors who base their investment decisions on social and environmental aspects.

In addition, our board of directors is advised by committees, including the audit, risk management and financial committee, the people and organizational development committee, the strategic committee and the corporate governance committee, which are responsible for assisting the board of directors in their management activities.

The Body Shop

The Body Shop’s founding principle was to be a force for positive change. This has guided the company through 40 years of growth, from a one-woman enterprise with a single U.K. shop to a global business operating in 70 countries. The Body Shop was among the first global businesses to practice fair trade and conduct social and environmental campaigns, and our actions today continue to drive the company to be a positive force for change across the world.

The Body Shop sustainability report for 2018 was published in June 2019 and reported on progress against 14 social and environmental targets. It notes the intention of achieving B Corp certification in 2019 and the commitment to preparing a new and ambitious sustainability plan ready for launch in the first quarter of 2021.

Objectives from the Enrich Not Exploit program include driving the expansion of our Community Trade program. Already the largest program in the beauty industry, we are committed to working with more Community Trade suppliers across the world and ensuring they receive a fair wage for high-quality, natural ingredients and accessories. In addition, in many cases, we pay a premium to help our suppliers invest in health or education projects that benefit their wider communities. Between 2016 and 2018, we began sourcing six new Community Trade ingredients and investigated 14 potential new Community Trade supply chains around the world.

Under the Enrich Not Exploit program, we are committed to writing another chapter in The Body Shop’s long and proud history of campaigns for positive change. In 1989, we were the first cosmetics company to campaign against animal testing. In 2017, 80% of countries had no laws against this practice and so, in response, The Body Shop launched Forever Against Animal Testing alongside our NGO partner Cruelty Free International. This award-winning campaign called for a permanent global ban on animal testing in cosmetics and received over 8 million petition signatures from customers supporting the call for change. In 2018, these petitions were presented to the United Nations and The Body Shop remains committed to continuing to influence the national and international decision makers and other businesses to introduce a ban on cosmetic animal testing everywhere and forever.

Environmental protection is an important element of Enrich Not Exploit. Our targets include seeking to reduce store energy consumption and source renewable energy wherever possible. Also, through a new philanthropic initiative launched in 2016, The Body Shop launched a program called the World Bio Bridges Mission to raise funds to restore and protect wildlife corridors in damaged or threatened landscapes, to help animals in endangered species reconnect with one another and survive and to enable local communities to live more sustainably. These so-called “bio-bridges” also helps trap carbon dioxide that would otherwise contribute to climate change. From 2016 to 2018, £1.6 million was raised and bio-bridges in 11 sites were built to help protect 67.6 million square meters of habitat in Africa, Asia, Australia, Europe and Latin America.

Since 2016, The Body Shop has received a number of national and international awards recognizing the achievements under the Enrich Not Exploit program including Responsible Retailer of the Year at the World Retail Congress in 2018 and the Marie Claire Prix D’Excellence De la Beauté Sustainability Award in 2018.

The Body Shop reports on its progress and performance annually and remains committed to driving a positive impact across all areas of activity. Moving forward, the development of a new and ambitious sustainability strategy to guide into 2025 is progressing and details will be published later in 2019.

Aesop

Aesop is committed to a triple bottom-line approach to business performance, measuring and evaluating our performance against the three pillars of people, profit and planet. Targets are distributed across the business for the pillars of people and profit, with targets for “planet” to be added in 2020. Our sustainability strategy with commitments through 2030 is currently in development, in alignment with Natura &Co targets. Our sustainability approach will ensure we are operating responsibly across the value chain. Aesop is committed to supporting the communities in which it operates and donates 2.5% of EBITDA annually to the Aesop Foundation, a philanthropic vehicle supporting the development of literacy and storytelling in marginalized communities.

Aesop is targeting B-Corp certification in early 2020, a global movement of companies that give equal important to each of their economic, social and environmental objectives. We are currently in the preaudit phase of this process.

Industry

Overview of Global Market

We operate under the Natura, Aesop and The Body Shop brands in the cosmetics, fragrances and toiletries, or CF&T, market. This sector totaled U.S.$488 billion globally in as of December 2018 and the fiscal year 2018, according to Euromonitor International (Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition with data regarding retail value sales at retail sale prices), with an average annual growth of 2.2% from 2016 to 2018.

Skin care is the largest category in the CF&T market, representing 27.6% of the CF&T market mix in 2018. However, the makeup category has experienced the greatest growth in the market in recent years, reaching 6.2%. The table below shows global CF&T market data by category:

Global Market by Segment	2018	2017	2016	CAGR (2016 – 2018) %
Total*	488.30	476.60	467.45	2.2%
Skin care	134.62	128.43	123.76	4.3%
Hair care	77.30	76.59	76.80	0.3%
Color cosmetics	69.77	68.01	65.40	3.3%
Men’s grooming	50.96	50.28	50.08	0.9%
Fragrances	50.96	49.97	49.09	1.9%
Oral care	46.43	45.50	44.51	2.1%
Bath and shower	41.01	40.66	40.46	0.7%
Deodorants	22.04	21.64	21.64	0.9%
Baby and child-specific products	17.42	16.89	14.48	2.8%
Sun care	10.50	10.39	10.23	1.3%
Depilatories	4.66	4.74	4.84	-1.9%

Source:	Euromonitor International Limited, Beauty and Personal Care 2019 edition, Retail Value RSP incl Sales Tax, 2018 data, fixed 2018 exchange rate, constant rate.
*	The sum of all segments is not equal to the total due to double counting. Male skincare products, for example, are included under both the men care and skincare segments.

The CF&T market uses various distribution models that reflect the characteristics of each regional market and the manner in which each regional market has been organized over the years. In Latin America, for example, there is greater adherence to the direct selling model, while developed countries show greater adherence to specialized retail, department stores and Internet sales. In the global market, the online/Internet model has shown the greatest growth rates over the last three years, increasing its market share from 7.6% in 2016 to 10.0% in 2018. The following table shows the percentage of each distribution model used in each macro-region for the market as of December 31, 2018:

Distribution by Region	Latin America	North America	Asia Pacific	Australasia	Western Europe	Eastern Europe	Middle East and Africa	Global Average
	(% total regional market)
Health and beauty specialist retailers	29.3	31.2	27.8	34.4	47.0	42.2	35.3	33.9
Grocery retailers	37.1	20.1	28.9	37.2	32.6	32.8	34.4	30.5
Internet retailing	1.9	12.7	15.3	6.2	7.4	6.8	2.0	10.0
Mixed retailers	3.2	24.2	15.5	17.0	6.9	1.2	6.9	12.6
Direct selling	25.9	5.4	8.8	3.7	2.7	11.9	3.3	8.8
Other	2.6	6.4	12.5	1.5	3.4	5.1	18.1	13.5

Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Source:	Euromonitor International Limited, Beauty and Personal Care 2019 edition, Retail Value RSP incl Sales Tax, 2018 data, as per Distribution data, fixed 2018 exchange rate.

According to Euromonitor International, Brazil is the world’s fourth largest CF&T market, as set forth in the following table.

Total Cosmetics. fragrances and toiletries market by country	2018	2017	2016	CAGR (2016 – 2018)
World	488.3	476.6	467.5	2.2%
Top 10	311.4	303.4	296.8	2.4%
United States	89.5	88.4	87.5	1.1%
China	62.0	56.4	51.9	9.3%
Japan	37.5	37.1	36.4	1.6%
Brazil	30.0	29.6	29.5	1.0%
Germany	20.2	19.9	19.8	0.8%
United Kingdom	17.3	17.5	17.5	-0.3%
France	15.3	15.5	15.8	-1.4%
India	14.1	13.5	12.8	4.8%
South Korea	13.5	13.6	13.8	-1.2%
Italy	11.8	11.9	11.8	0.1%

Source:	Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition; retail value refers to retail sales price including sales tax, data relates to 2018 and uses fixed exchange rates.

Overview of the Latin American Market

In Latin America, the CF&T market grew by an average of 7.3% annually from 2016 to 2018, according to Euromonitor International. The below table shows CF&T market data for the region and annual growth for the period from 2016 to 2018.

Cosmetics, fragrances and toiletries market in Latin America	2018	2017	2016	CAGR 2016 – 2018
Market volume (U.S.$ billion)	63.5	61.6	61.1	1.9%
Growth compared to the previous year (%)	3.1%	0.7%	(3.9)%	—

Source:	Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition; retail value refers to retail sales price including sales tax, data relates to 2018 and uses fixed exchange rates.

Brazil and Mexico are the largest CF&T markets and together represented 51.8% of the Latin American market share in 2018. The direct sales distribution model is strong in Latin American countries where the Natura brand is present because of adherence to the commercial model adopted in the region. The table below shows the CF&T market size in countries where Natura products are sold, as well as the market share of direct selling in the total CF&T market for each country in 2018.

	Size of Cosmetics, fragrances and toiletries market
	2018	2017	2016	CAGR (2016 – 2018)
	(U.S.$ billion)
Latin America	63.2	61.6	61.1	1.9%
Brazil	30.0	29.6	29.5	1.0%
Mexico	9.7	9.7	9.6	0.6%
Argentina	4.2	4.4	4.3	-0.8%
Chile	3.5	3.5	3.4	0.5%
Colombia	3.5	3.4	3.4	1.3%
Peru	2.5	2.4	2.4	0.7%

Source:	Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition; retail value refers to retail sales price including sales tax, data relates to 2018 and uses fixed exchange rates.

Overview of the Brazilian Market

Geographic and demographic diversity in Brazil poses both opportunities and challenges for producers of CF&T products. Brazil’s landmass, with its nearly 8.5 million square kilometers and population of over 200 million people, is home to many different climates and lifestyles.

With more than four decades of experience in the CF&T sector in Brazil, we have seen an increase in the level of sophistication of customer expectations, supplier quality, technology and marketing. Knowledge of the particularities of the Brazilian market is essential to a company’s success.

We monitor our performance in the Brazilian market through ABIHPEC, Euromonitor International and Kantar WorldPanel metrics, as described below:

•	ABIHPEC measures the net revenue of manufacturers in the industry (sell-in), with data provided by member companies;

•	Euromonitor International measures the market using its own methodology, combining several different sources to estimate total market based on prices to end consumers; and

•	Kantar Worldpanel measures Natura’s presence in Brazilian households by auditing consumption through a sample of households and the percentage of penetration. This is one of our main metrics.

The ABIHPEC metric only monitors the categories in which we offer products, while Euromonitor International consolidates data for the total CF&T market, including markets where we are not present, such as coloring solution, nail polish, toothpaste or male and female razors and blades. We monitor our performance using these two metrics for the following reasons: (1) the frequency with which data is obtained (Euromonitor International only provides an annual overview, while ABIHPEC is bi-yearly) and (2) the scope of information provided (Euromonitor International discloses data by company and channel, while ABIHPEC releases consolidated data, not broken down by company).

The table below shows market size and growth for the last three years according to both sources. For operations in Latin America, we only use Euromonitor International metrics:

Brazilian Cosmetics, fragrances and toiletries market ABIHPEC*	2018	2017
Market size (R$ billion)	44.5	44.7
Growth over previous year (%)	(0.6)%	—
Natura &Co market share (%)	12.7%	11.9%

Brazilian Cosmetics, fragrances and toiletries market Euromonitor International**	2018	2017	2016
Market size (U.S.$ billion)	30.0	29.6	29.5
Growth over previous year anterior (%)	1.5%	0.4%	-5.0%
Natura &Co Market Share (%)	11.9%	11.5%	11.0%

*

Since the third quarter of 2014, a few significant companies stopped reporting their data to ABIHPEC, which could significantly affect the quality of statistics. Hence, we decided not to report this historical information.

**	Euromonitor International Limited, Beauty and Personal Care 2019 edition, Retail Value RSP incl Sales Tax, 2018 data, fixed 2018 exchange rate, constant rate.

Analyzing the market using the Euromonitor International methodology, the table below shows that the CF&T market in Brazil is concentrated in the hair care and fragrance categories:

Brazilian Market by Segment	2018	2017	2016	CAGR (2016 –2018, %)
Total*	30.03	29.57	29.46	1.0%
Skincare	3.31	3.24	3.10	3.3%
Hair care	5.92	5.89	6.14	-1.8%
Color cosmetics	2.49	2.61	2.64	-2.9%
Men’s care	5.97	5.74	5.61	3.1%
Fragrances	6.89	6.53	6.05	6.7%
Oral care	2.67	2.61	2.47	4.0%
Bath and shower	2.21	2.21	2.36	-3.3%
Deodorants	3.17	3.07	3.26	-1.5%
Baby and child-specific products	1.43	1.40	1.38	1.8%
Sun care	0.95	0.98	0.99	-2.3%
Depilatories	0.18	0.20	0.22	-9.4%

Source:	Euromonitor International Limited, Beauty and Personal Care 2019 edition, Retail Value RSP incl Sales Tax, 2018 data, fixed 2018 exchange rate, constant rate.
*	The sum of all segments is not equal to the total due to double counting. Male skin care products, for example, are included under both the men’s care and skincare segment.

INFORMATION ABOUT AVON

Avon is a global manufacturer and marketer of beauty and related products. Avon commenced operations in 1886 and was incorporated in the State of New York on January 27, 1916. Avon conducts business in the highly competitive beauty industry and competes against other consumer packaged goods and direct-selling companies to create, manufacture and market beauty and non-beauty-related products. Avon’s product categories are Beauty and Fashion & Home. Beauty consists of skincare, fragrance and color (cosmetics). Fashion & Home consists of fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, children’s products and nutritional products.

Avon’s business is conducted primarily in one channel, direct selling. Avon’s reportable segments are based on geographic operations in four regions: Europe, Middle East & Africa; South Latin America; North Latin America; and Asia Pacific. All of Avon’s consolidated revenue is derived from operations of subsidiaries outside of the United States.

As of the date hereof, Avon’s headquarters and principal executive offices are located at Building 6, Chiswick Park, London W4 5HR, United Kingdom, telephone: + 44-1604-232425. Avon’s website address is: avonworldwide.com/.

Additional information about Avon is included in documents incorporated by reference into this proxy statement/prospectus. For more information about how to obtain copies of this information, see the sections of this proxy statement/prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NATURA &CO

The following discussion of our consolidated financial condition and results of operations should be read together with our audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016 and our unaudited condensed interim consolidated financial statements as of June 30, 2019 and for the three and six-month periods ended June 30, 2019 and June 30, 2018 presented in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), included in this proxy statement/prospectus, and the corresponding notes thereto, in addition to the information under “Selected Financial Data of Natura &Co.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in the forward-looking statements for several reasons, including, without limitation, the risks described in “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.”

Overview

We are a global cosmetics group comprising three iconic brands and Brazil’s largest multinational cosmetics, hygiene and beauty company in terms of market share, as of December 31, 2018, according to Euromonitor International (Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition with data regarding retail value sales at retail sale prices), with operations in Asia, Europe, North America, Oceania, and South America. We believe we are a leading developer, manufacturer, distributor and seller of self-branded cosmetics, fragrances and toiletries in Brazil. Also, we believe our distinctive corporate culture, which values our relationships with our customers, our independent beauty consultants, our suppliers and others, and rests on a commitment to generate positive economic, social and environmental impact, has been fundamental to our growth.

Our history begins in 1969 with Natura in Brazil. In 1982, we began operations in Latin America and in 2006 we opened our first store outside Brazil, in France. Currently, we also have stores in other countries, such as the United States, Chile and Argentina. In 2016, we acquired 100% of Aesop (following the purchase of an initial 65% stake in 2013), a luxury cosmetics company, founded in Australia, and in 2017, we acquired The Body Shop, founded in the U.K. With this most recent acquisition, we took a decisive step towards creating a global, multibrand, multi-channel group named Natura &Co. The group brings together three distinctive brands that share a common purpose, vision and commitment to sustainable and ethical business practices.

Our flagship brands are:

•

Natura: Founded in 1969 in São Paulo, Brazil, is among the world’s ten largest direct sales companies. Under the Natura brand, the majority of our products are natural in origin, crafted from ingredients from the biodiversity in Brazil and distributed predominantly through direct sales by our independent beauty consultants. We also operate through e-commerce and have an expanded network of owned physical stores, with 43 stores in Brazil and nine abroad (in the United States, France, Argentina and Chile), 256 franchise stores and approximately 3,500 drugstores as of June 30, 2019.

•

The Body Shop: Founded in 1976 in Brighton, United Kingdom, is a developer, distributor and seller of naturally inspired beauty products, makeup and skincare. Under The Body Shop brand, we distribute and sell our products based on a franchise distribution model, through our owned shops, home sales, and e-commerce in 44 countries, outlets, travel retail and third-party franchised channels, and the products are available in major markets. As of June 30, 2019, we had 1,013 owned stores and 1,855 franchised stores.

•

Aesop: Founded in 1987 in Melbourne, Australia, is a luxury cosmetics brand, with a unique portfolio of skincare and hair products, among others. In 2013, we acquired the controlling stake in Aesop and have seen a strong growth in our operations. Under the Aesop brand, our products are distributed predominantly through signature stores with unique designs, department stores and e-commerce in 22 countries directly and three countries through distributors.

We are currently divided into five major operational segments, including Natura Brasil, Natura LATAM, Natura others (the United States and France), The Body Shop and Aesop.

The combination of these three unique brands allows us to offer a portfolio with strong synergies and cover a broad range of quality products, based on natural ingredients. We supply product categories for both women and men, including skin care products for face and body, hair care and treatment products, cosmetics, fragrances, bath, sunscreen, oral hygiene, and baby and child care.

We believe our brands are among the most recognized in the cosmetics, fragrances and toiletries industry, industries in which we operate. Our combined businesses consolidate our strong position in body care and also further strengthen our unique value proposition for fragrance.

Our products reach our consumers through approximately 3,500 stores and network of 1.7 million independent beauty consultants as of June 30, 2019. We have more than 16,500 employees and are present in 75 countries. We had R$6.3 billion in net revenue on a consolidated basis during the six months ended June 30, 2019

We believe that our purpose, beliefs and aspiration have been important in our growth and in the development of our strong reputation:

•	Our purpose: To nurture beauty and relationships for a better way of living and doing business.

•

Our beliefs: We are passionate agents of change. We build relationships based on transparency, collaboration and diversity. We are committed to integrity and accountability. We find the courage to challenge the status quo and go beyond. We honor and respect the interdependent nature of all things.

•	Our aspiration: We dare to innovate to promote positive economic, social and environmental impact.

We expect that our purpose will also drive our growth in the future. Our brands share the same mission and similar values, with strong belief in ethics, the commitment to sustainability and scientific and social innovation. This vision helps us attract and retain our extensive network of independent beauty consultants, and promote a corporate culture that produces innovative marketing concepts and products, increasing the attractiveness of our products.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

The discussion in this section is based on Natura &Co’s unaudited condensed interim consolidated financial statements as of June 30, 2019 and for the six months ended June 30, 2019 and 2018, and the related notes thereto, prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the IASB and on Natura &Co’s audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016, and the related notes thereto, which are included in this proxy statement/prospectus, as prepared under IFRS as issued by the IASB.

Critical Accounting Policies and Estimates

The preparation of our financial condition and results of operations in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of judgment regarding matters that are inherently uncertain and that impact the reported value of our assets and liabilities.

The accounting estimates and underlying assumptions are assessed on an ongoing basis and are based on historical experience and other factors that are considered to be relevant to the circumstances. Actual results may differ from those estimates. The effects resulting from the revision of accounting estimates are recognized in the same period.

Our actual results may differ from these estimates. In order to provide an understanding of how we apply our judgments and estimates about certain future events, including the assumptions underlying our estimates, and the sensitivity of those judgments to different variables and conditions, we describe below the main critical accounting policies:

Deferred income tax and social contribution

We recognize deferred assets and liabilities based on differences between the carrying amount presented in our financial statements and the tax base of our assets and liabilities, using the applicable tax rates in effect. We regularly revise our deferred tax assets as to possibility of recovery, considering historical profit generated and projected future taxable income.

Provisions for tax, civil and labor risks

We are party to various administrative and judicial proceedings. We constitute provisions to cover tax, civil and labor risks related to judicial proceedings for which the risk of loss is deemed to be probable and for which we can make an estimate of the amount at risk. The evaluation of the probability of loss is based on an analysis of available evidence, applicable law (including available case law), recent court decisions and their relevance to the legal system, as well as evaluation by legal counsel. For additional information on the provisions we recorded as of June 30, 2019, see “Information About Natura &Co—Legal and Administrative Proceedings.”

Post-employment healthcare plan

Costs related to our post-employment healthcare plan are contingent on a series of factors determined using actuarial calculations, which in turn, are based on a series of financial and demographic assumptions, such as the discount rate, medical inflation and percentage adhesion to the plan.

Stock option plan, program for granting of restricted shares and strategy acceleration program

Our stock option plan, our program for granting of restricted shares, and our strategy acceleration program are measured at fair value at the grant date, and the expense is recognized in the statement of income during the vesting period against capital reserve in shareholders’ equity. At the balance sheet dates, Management reviews the estimates as to the number of stock options/restricted shares and, where applicable, recognizes the effect arising from this review in the statement of income for the period against shareholders’ equity.

Provision for impairment loss

An impairment loss is identified when the carrying amount of an asset or cash-generating unit exceeds its recoverable value, which is the higher of fair value less costs of disposal and value in use. Fair value less costs of disposal is based on information available about similar assets sold or market prices less additional costs to dispose of the asset.

Value in use is calculated based on the discounted cash flow model. Cash flows are derived from a budget prepared for the upcoming five to ten years, according to the operating segment. Projections of value in use factor in the market’s expectations for operations, estimated investments and working capital, as well as other economic factors. The value in use is sensitive to the discount rate used under the discounted cash flow model, as well as the growth rate and perpetuity used for extrapolation purposes.

The process for measuring the impairment loss is complex, involves a high degree of subjectivity and is based on various assumptions, such as: determining the cash generation unit, discount rate used for cash flow purposes, growth percentages in the markets and profitability of its business for various future years. These assumptions may be significantly affected by future market conditions or economic scenarios, which may not yet be precisely estimated.

Provision for doubtful accounts

The allowance for losses with trade accounts receivable is estimated using the aging list methodology, including consideration of expected losses for amounts classified as “to become overdue.” Different risks according to collection operation are considered for calculation of provision of expected losses.

Provision for inventory losses

The provision for inventory losses is calculated using a method that contemplates discontinued products, products with slow turnover, products expired and nearing expiration and products that do not meet quality standards.

New standards, interpretations and amendments adopted in 2018

IFRS 15 was issued in May 2014, and amended in April 2016. IFRS 15 affects any entity entering into contracts with customers, unless those contracts fall within the scope of certain other standards such as insurance contracts, financial instruments or lease contracts. IFRS 15 supersedes the revenue recognition requirements under IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, and the majority of other industry-specific guidance. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The standard provides a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and thresholds under the standard have been introduced, which may affect the amount or timing of revenue recognized.

We adopted IFRS 15 as of January 1, 2018 using cumulative effect method. This adoption resulted in a recognition of deferred revenue related to our loyalty program (points campaign) and performance recognition of programs and events, as well as a reclassification of penalties and additional charges for late payments from Operating Expenses to Net Revenue, which were considered variable. These effects have positively impacted our net revenue, negatively impacted our operating expenses and positively impacted our financial results in the amount of R$171.4 million, R$177.8 million and R$6.5 million, respectively.

In May 2014, the IASB issued IFRS 9 relating to the classification and measurement of financial instruments. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and this approach replaces the previous requirements of IAS 39. The approach in IFRS 9 is based on how an entity manages its financial assets (i.e., its business model) and the contractual cash flow characteristics of those financial assets. IFRS 9 also amends the impairment criteria by introducing a new expected credit losses model for calculating impairment on financial assets and commitments to extend credit. Further, IFRS 9 includes new hedge accounting requirements that align hedge accounting more closely with risk management. These new requirements do not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness but do allow for more hedging strategies to be used for risk management to qualify for hedge accounting and for more judgment by management in assessing the effectiveness of those hedging relationships. Extended disclosures with respect to risk management activity for those choosing to apply the new hedge accounting requirements will also be required under the new standard.

We adopted IFRS 9 with the initial application date of January 1, 2018. The adoption of the expected credit loss requirements of IFRS 9 did not have a material impact on our consolidated financial statements.

The adoption of the classification and measurement of financial instruments requirements of IFRS 9 had an impact in the classification of Cash and banks as fair value through profit or loss and of Certificates of Bank Deposits as amortized cost.

It should be noted that the consolidated financial information as of and for the fiscal years ended December 31, 2017 and 2016 do not reflect the adoption of IFRS 15—Revenue from Contracts with Customers and IFRS 9—Financial Instruments beginning on January 1, 2018.

New standards, interpretations and amendments adopted in 2019

IFRS 16—Leases

The IASB issued IFRS 16 to replace IAS 17 “Leases.” This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures by lessors.

We adopted IFRS 16 from its effective date on January 1, 2019. For lease agreements meeting the IFRS 16 recognition criteria, we recognized rights-of-use assets of R$2,479.3 million and lease liabilities of R$2,313.9 million, as of January 1, 2019, using the modified retrospective transition method with cumulative effect on January 1, 2019. For further information, see note 2.26 to the audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

IFRIC 23—Uncertainty over Income Tax Treatments

On June 7, 2017, the IFRS Interpretations Committee (IFRS IC) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12—Income taxes, are applied where there is uncertainty over income tax treatments. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates. This interpretation became effective for annual periods beginning on January 1, 2019 and did not have a significant impact on Natura &Co’s interim financial statements.

New Accounting Standards issued but not yet effective

For a description of the impacts of new accounting standards issued but not yet effective, see note 2.26 to our audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016, which are included in this proxy statement/prospectus.

Principal Factors Affecting Our Results of Operations

Macroeconomic Environment

Our results of operations are dependent, to a large extent, on the level of demand for our products in the countries in which we operate. Demand for our products in those countries is affected by the performance of their respective economies in terms of gross domestic product (GDP), as well as prevailing levels of employment, inflation and interest rates. Our results are affected in particular by the economic environment of Brazil, and The Body Shop’s results are substantially affected by the economic environment in the United Kingdom.

Brazil

The Brazilian economic environment has historically been characterized by significant variations in economic growth, inflation, interest and currency exchange rates. A significant portion of our operations are located in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil, and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our operations, and the industry in general, may be affected by changes in economic conditions.

Brazil is the largest economy in Latin America, as measured by GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Six Months Ended June 30,				For the Fiscal Year Ended December 31,
	2019		2018		2018		2017		2016
GDP growth		0.7%		1.1%		1.1%		1.0%		(3.6)%
Inflation (IGP-M)		4.38%		5.39%		4.8%		(0.5)%		7.2%
Inflation (IPCA)(1)		2.23%		2.60%		3.8%		2.9%		6.3%
Interbank rate—CDI (average)(2)		6.40%		6.60%		6.4%		9.9%		14.0%
Long-term interest rates (average)(3)		6.65%		6.68%		6.7%		7.0%		7.5%
Exchange rate at the end of the period per U.S.$1.00	R$	3.832	R$	3.856	R$	3.875	R$	3.308	R$	3.259
Average exchange rate per U.S.$1.00	R$	3.846	R$	3.427	R$	3.656	R$	3.193	R$	3.483
Appreciation (depreciation) of the real against the U.S. dollar(4)		0.7%		(17.9)%		(17.1)%		(1.5)%		16.5%

Sources: IBGE, Brazilian Central Bank, CETIP S.A.—Mercados Organizados and FGV.

(1)	IPCA is a consumer price index calculated by IBGE.
(2)	CDI refers to the average overnight interbank loan rates in Brazil, determined by the Brazilian Central Bank.
(3)	The Brazilian long-term interest rate (taxa de juros de longo prazo) (“TJLP”) is the rate applicable to long-term loans by BNDES.
(4)

Comparing the PTAX exchange rate at the end of the last day of the period with the day immediately prior to the first day of the period discussed. The PTAX is the exchange rate calculated at the end of each day by the Brazilian Central Bank. It is the average rate of all business conducted in U.S. dollars on the determined date in the interbank exchange market.

General economic stability in Brazil, following the onset of the global financial crisis in 2009, allowed the Brazilian Central Bank to continue its policy of reducing interest rates. Due to inflation and other general macroeconomics concerns, the Brazilian Central Bank began increasing interest rates, through the SELIC, a benchmark interest rate, reaching 10.00% at the end of December 31, 2013, 11.75% at the end of December 31, 2014 and 14.25% at the end of December 31, 2015. Following changes in economic and politic scenarios, the Brazilian Central Bank started to reduce interest rates since then, where the SELIC reached 13.75% as of December 31, 2016, 7.00% as of December 31, 2017 and 6.5% as of December 31, 2018 and 6.5% as of June 30, 2019.

The recent economic instability as well as the political crisis in Brazil has contributed to a decline in market confidence in the Brazilian economy. Despite the ongoing recovery of the Brazilian economy, weak macroeconomic conditions in Brazil are expected to continue throughout 2019. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including one of the largest investigations known as “Lava Jato,” have negatively impacted the Brazilian economy and political environment.

In recent years, there has been significant political turmoil in connection with the impeachment of the former president (who was removed from office in August 2016) and with ongoing investigations of her successor (who left office in January 2019) as part of the ongoing “Lava Jato” investigations. In addition, political demonstrations in Brazil over the last few years have affected the development of the Brazilian economy and investors’ perceptions of Brazil. For example, street protests, which started in mid-2013 and continued through 2016, demonstrated the public’s dissatisfaction with a worsening Brazilian economy (including an increase in inflation and fuel prices as well as rising unemployment), and the perception of widespread corruption. Moreover, in October 2018, presidential elections were held in Brazil, and Mr. Jair Bolsonaro won the election and took office on January 1, 2019. In this context, we cannot predict which policies the new administration may adopt or change during its term or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us or the price of our common shares. Furthermore, uncertainty over whether the Brazilian government will implement reforms and political uncertainty resulting from the presidential elections and the transition to a new government may have an adverse effect on our business, results of operations and financial condition.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least ten years, local and foreign investors believe that fiscal reforms, and in particular a reform of Brazil’s pension system, will be critical for Brazil to comply with the spending limit. As of the date of this proxy statement/prospectus, the Brazilian Congress has begun approving a reform of the country’s pension system. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, thus adversely affecting our business, results of operations and financial condition.

Any deterioration in Brazil’s rate of economic growth, changes in interest rates, the unemployment rate or price levels generally may limit the availability of credit, income and purchasing power of our customers, thereby adversely affecting demand for our products.

The United Kingdom

The Body Shop operation is primarily active in the United Kingdom (U.K). The United Kingdom held a referendum on June 23, 2016 in which a slim majority voted in favor of leaving the European Union (EU) in an action commonly referred to as “Brexit.” The U.K. House of Commons passed a bill on February 8, 2017 authorizing the government to proceed with Brexit talks with the EU. On March 29, 2017, the British government tendered its formal notice to withdraw from the EU pursuant to Article 50 of the Lisbon Treaty. EU officials agreed to extend Article 50 until no later than October 31, 2019.

Brexit has brought considerable uncertainty to the United Kingdom’s political and trade relationship with the EU and also as to the terms and conditions of its exit.

Economic growth slowed from early 2017 due in part to the effects of Brexit-related uncertainties on business investments and confidence and higher inflation generated by a weaker sterling pound. The economy strengthened in the last quarter of 2018, helped by a recovery in consumer spending and supported by warm weather, rising earnings growth and slowing inflation. Consumer price inflation fell as the effect of more recent falls in global oil prices affected U.K. consumer prices.

Brexit-related uncertainty could continue to hinder business in the U.K. Business and industries must consider the effect that increased trade barriers might have on their business.

Inflation

While minor variations in the rate of inflation can be passed on to our customers with no impact on the demand for our products and services, we believe that a significant increase in the rate of inflation may adversely affect demand for our products in that it may (i) adversely affect consumer confidence; and (ii) adversely affect consumers’ purchasing power.

In addition, a significant part of our costs and expenses are incurred in reais and adjusted when our suppliers or service providers increase their prices. In Brazil, our service providers in general use the IPCA index to adjust their prices, while our suppliers use the National Consumer Price Index (Índice Nacional De Preços Ao Consumidor), disclosed by IBGE, or INPC, the National Consumer Price Index, disclosed by Fundação Getúlio Vargas (IGP-M/FGV) or the variation in the price of certain commodities, in order to adjust their prices according to the inflation. For operations in the United Kingdom, we have experienced low inflation, driven largely by falling oil prices and the strength of the pound sterling keeping down the costs of imports. However, the sharp fall in the value of the pound sterling since the vote to leave the EU means that imports have become more expensive, and inflation has risen.

Our gross revenue is also indirectly affected by inflation, since in general we transfer part of our cost increases to our consumers through price increases.

Foreign Exchange

The increase or decrease in value of the real against the U.S. dollar and the euro affected and will continue to affect the results of our operations, particularly with regards to: (1) the changes in raw material costs and imported goods or those linked to U.S. dollars; (2) our loans in foreign currency; (3) costs of products sold in reais to our companies operating in Argentina, Chile, Peru, Mexico, Colombia, United States of America and France; (4) our operations in Australia, Asia, Europe and the United States of America through Aesop; and (5) our operations in approximately 70 countries through The Body Shop, primarily related and limited to the translation of financial information to real. Certain of our receivables and financial obligations assumed are denominated in foreign currencies.

Natura Cosméticos

Natura Cosméticos follows a Foreign Exchange Protection Policy which establishes maximum risk limits. Natura Cosméticos currently manages its foreign exchange risk exposure by individual business units. Natura &Co Holding intends to manage this risk on a combined basis following the Transaction. Natura Cosméticos performs sensitivity analysis, on a quarterly basis, on its foreign exchange risk exposure, considering the balances of foreign currency denominated accounts receivable and payable recorded in the consolidated financial statements, as well as future cash flows commitments denominated in foreign currency, with an average term of six months. An exposure limit is determined based on a percentage of the forecasted net profit, and Natura Cosméticos hedges at minimum its net exposure exceeding such limit. In order to do so, Natura Cosméticos enters into derivative contracts such as “swap” and “forwards” (Non-Deliverable Forwards—NDF).

In addition, Natura Cosméticos’s policy is to hedge its exposure arising from loans denominated in a currency different from the functional currency of the corresponding entity. In order to hedge this exposure, Natura Cosméticos has historically entered into derivative contracts which are accounted for under hedge accounting.

The Body Shop

Due to its international sales and cost of sales denominated in different currencies, The Body Shop is exposed to fluctuations of main currencies versus the pound sterling that can impact The Body Shop’ results. In order to mitigate currency risk, The Body Shop adopts a conservative approach of hedging before the year-end a significant portion of annual foreign exchange exposures for the following year, through forward purchases or sales contracts. Foreign exchange exposure is identified for the following year on the basis of the operating budgets of each subsidiary. These requirements are then reviewed regularly throughout the year in progress. As of December 31, 2018, The Body Shop was hedged approximately at 80% of the foreign exchange risk exposure for 2019 financial year. The Body Shop International Limited is the finance company of The Body Shop Group and provides working capital intercompany financing to all its subsidiaries in their local currencies. The Body Shop International Limited hedge the foreign exchange risk arising on financing activity using foreign exchange swaps dealt with external financial counterparties.

Interest rates

We are exposed to interest rate risk as a result of certain financial investments, short- and long-term loans and financing. We normally of maintain exposures to the interest rates on assets and liabilities linked to post fixed rates. The financial investments, loans and financing, except for those contracted in TJLP, are adjusted by post-fixed CDI, according to the agreements executed with financial institutions and through trading of securities in the market.

We also contracted certain derivative financial instruments to mitigate exposure to interest rate other than CDI regarding our loans and financing agreements.

Other Factors

In addition, our results of operations have been influenced and will continue to be influenced by the following key factors:

•	acquisitions, partnerships and corporate restructurings;

•	demand for cosmetics;

•	seasonality;

•	hedging transactions (as discussed under “—Quantitative and Qualitative Disclosures About Market Risk”);

•	trade barriers in North America, Europe and other markets;

•	the growth rate of GDP in the countries where we operate, which can impact the demand for our services and, consequently, our distributed volumes and sales;

•	the tax policies adopted by the governments of the countries in which we operate; and

•	cross-border commercial regulations.

Operating Results

The following discussion of Natura &Co’s results of operations is based on the financial information derived from Natura &Co’s audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB and from unaudited condensed interim consolidated financial statements prepared in accordance with IAS 34—Interim Financial Reporting as issued by the IASB. In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, as applicable, except otherwise indicated.

Unless otherwise indicated, in the discussion that follows, references to 2018, 2017 and 2016 are to the years ended December 31, 2018, 2017 and 2016, respectively.

Overview

The following table shows our key consolidated financial information for the periods indicated.

	As of and for the Six Months Ended June 30,		As of and for the Fiscal Year Ended December 31,
	2019	2018	2018	2017	2016
	(in millions of R$, except number of shares and per share amounts)
Shareholders’ equity	2,699.1	2,253.1	2,574.1	1,634.7	996.4
Total assets	16,535.4	14,324.1	15,379.5	14,957.5	8,421.6
Net revenue	6,318.9	5,787.7	13,397.4	9,852.7	7,912.7
Net income	69.4	56.2	548.4	670.3	308.2
Units of shares (excluding treasury stock)(1)	863,638,974	861,232,794	861,455,004	860,817,516	860,604,760
Book value per share (R$/unit)(1)	3.12	2.62	2.99	1.90	1.16

(1)

Adjusted to reflect the distribution of bonus shares undertaken on September 17, 2019 which resulted in the issuance of new shares at a ratio of one share per one share outstanding of Natura Cosméticos. See the section of this proxy statement/prospectus entitled “The Transaction.”

For the six months ended June 30, 2019, 43.5% of our revenues derived from our Brazil segment, primarily from the sale of products to Natura &Co’s independent beauty consultants. For the fiscal year ended December 31, 2018, 45.0% of our net revenue derived from our Brazil segment. The number of our independent beauty consultants and their productivity are the main drivers of our gross operating revenue. Our revenue denominated in foreign currency originates from direct sales of products with the brands Natura, The Body Shop and Aesop in the countries in which we operate in addition to the exports made to our distributor in Bolivia and to duty-free stores.

We recorded net income of R$69.4 million for the six months ended June 30, 2019, compared to net income of R$56.2 million for the six months ended June 30, 2018. The principal factor affecting our net income in the six months ended June 30, 2019 was an increase of 9.2% in net revenue compared to the prior period, while operating expenses increased only by 7.9%. This was partially offset by higher net financial expenses and a higher effective income tax rate.

We recorded net income of R$548.4 million for the fiscal year ended December 31, 2018 compared to net income of R$670.3 million for the fiscal year ended December 31, 2017. The principal factors affecting our net income in the fiscal year ended December 31, 2018 were higher depreciation expenses (one full year of depreciation from The Body Shop in 2018, as opposed to four months in 2017), partially offset by the lower income tax expenses resulting from the lower effective income tax rate in 2018.

We recorded net income of R$670.3 million for the fiscal year ended December 31, 2017 compared to net income of R$308.2 million for the fiscal year ended December 31, 2016. The principal factors affecting our results for such period were (1) an increase in operational results, influenced primarily by higher net revenues, higher tax provision reversals and (2) a decrease in net financial expenses

Results for the Six Months Ended June 30, 2019 Compared to the Six Months Ended June 30, 2018

The following table sets forth consolidated financial information relating to the Company for the six months ended June 30, 2019, and 2018.

	For the Six Months Ended June 30,
	2019	2018	Variation
	(in millions of R$)
Net revenue	6,318.9	5,787.7	9.2%
Cost of sales	(1,773.7)	(1,630.8)	8.8%

Gross profit	4,545.1	4,156.8	9.3%

Selling, marketing and logistics expenses	(2,993.4)	(2,732.6)	9.5%
Administrative, research and development, technology and other project expenses	(1,104.3)	(988.3)	11.7%
Other operating (expenses) income, net	22.3	(55.5)	(140.2%)

	(4,075.4)	(3,776.4)	7.9%

Financial income	792.2	837.5	(5.4%)
Financial expenses	(1,161.8)	(1,138.7)	2.0%

Net financial result	(369.7)	(301.2)	22.7%

Net income before income taxes	100.1	79.1	26.5%

Income tax and social contribution	(30.7)	(23.0)	33.5%

Net income for the period	69.4	56.2	23.5%

Net revenue

	For the Six Months Ended June 30,
	2019	2018	Variation
	(in millions of R$)
Operating segments
Natura Brasil	2,750.2	2,603.1	5.7%
Natura LATAM	1,253.5	1,130.1	10.9%
The Body Shop	1,756.8	1,613.9	8.9%
Aesop	554.1	436.6	26.9%
Natura others	4.3	3.9	10.3%

Net revenue	6,318.9	5,787.7	9.2%

Our consolidated net revenue increased by 9.2% to R$6,318.9 million for the six months ended June 30, 2019, from R$5,787.7 million for the six months ended June 30, 2018, as a result of growth across all businesses.

The following is a discussion of our main segments:

Sales in the domestic market

Natura Brasil’s net revenue increased by 5.7%, to R$2,750.2 million for the six months ended June 30, 2019, from R$2,603.1 million for the six months ended June 30, 2018, primarily due to (1) successful sales campaigns around commemorative dates , such as Mother’s Day and Valentine’s Day, throughout the first semester; and (2) an increase in the average price per unit sold of R$17.7 for the six-month period ended June 30, 2019 compared to R$16.6 for the six months ended June 30, 2018 as a result of a new pricing alignment policy. These factors were offset by the fact that units sold decreased by 1.1% to 155.2 million for the six-month period ended June 30, 2019, from 157.0 million units sold for the six months ended June 30, 2018.

For the six months ended June 30, 2019, Natura further consolidated its relationship selling model, enhancing the digital capabilities of its independent beauty consultants. In Brazil, over 680,000 independent beauty consultants use the digital mobile platform. Natura also continued its omnichannel growth, with the launch of 7 owned retail stores in shopping malls, reaching 43 stores at the end of the six months ended June 30, 2019. In addition, Natura is also growing through a franchise model in Brazil, named “Aqui tem Natura.” As of June 30, 2019, Natura had approximately 256 franchised stores in Brazil.

Sales in foreign markets

•

Natura LATAM. Natura LATAM’s net revenue increased by 10.9%, to R$1,253.5 million for the six months ended June 30, 2019, from R$1,130.1 million for the six months ended June 30, 2018, primarily as a result of (1) a 10.1% increase in units sold to 71.9 million units for the six months ended June 30, 2019 from 65.3 million units for the six months ended June 30, 2018, due to strong performance in Argentina, Colombia, and Mexico; (2) an increase in the number of beauty consultants; and (3) growth in our online channels. The average price per unit sold remained stable at R$17.4 for the six months ended June 30, 2019 compared to R$17.3 for the six months ended June 30, 2018.

Additionally in 2018, inflation in Argentina reached 100% accumulated over three years, which triggered our adoption of the following standards starting from the third quarter of 2018: (1) IAS 29—Financial Reporting in Hyperinflationary Economies, which requires the restatement of the financial statements of an entity, whose functional currency is that of a hyperinflationary economy, in order to reflect the changes in the general pricing power of its currency and (2) IAS 21—The Effects of Changes in Foreign Currency, whereby Argentina’s financial statements had to be translated from the Argentinean peso to the Brazilian real at the exchange rate at the end of the reporting period.

The impact of the adoption of both standards on net revenue was an increase of R$17.7 million for the six months ended June 30, 2019.

•

The Body Shop. The Body Shop’s net revenue increased by 8.8%, to R$1,756.8 million for the six months ended June 30, 2019, from R$1,613.9 million for the six months ended June 30, 2018, primarily due to (1) improved revenue performance, driven by strong growth in the UK, the Asia-Pacific region and Latin America, as well as growth of both the direct sales and head franchise channels, which offset the impact of the closure of underperforming owned stores, resulting in there being 1,013 stores for the six months ended June 30, 2019 (compared to 1,050 as of June 30, 2018), and 1,855 franchised stores (compared to 1,928 as of June 30, 2018) for the six months ended June 30, 2019; and (2) the impact of a 5.7% increase in the average exchange rates from pounds sterling to reais.

•

Aesop. Aesop’s net revenue increased by 26.9% to R$554.1 million for the six months ended June 30, 2019, from R$436.6 million for the six months ended June 30, 2018, primarily supported by strong growth due to expansion of Aesop’s signature stores, and impacted by a 2.7% increase in the average exchange rates from Australian dollars to reais. There were 236 signature stores as of June 30, 2019, a net increase of 23 stores from 213 stores as of June 30, 2018.

Cost of products sold

Cost of products sold increased by 8.8%, to R$1,773.7 million for the six months ended June 30, 2019, from R$1,630.8 million for the six months ended June 30 2018, and represented 28.1% and 28.2% of net revenue for the six months ended June 30, 2019 and 2018, respectively.

The following table shows the cost components of products sold for the periods indicated:

	For the Six Months Ended June 30,
	2019	2018	Variation
	(in millions of R$)
Raw material for products and packages(1) and resale products(2)	1,485.4	1,359.5	9.3%
Personnel expenses	145.6	134.2	8.5%
Depreciation and amortization	28.0	33.1	(15.4%)
Other costs(3)	114.7	104.0	10.3%

Cost of products sold	1,773.7	1,630.8	8.8%

(1)	Particularly plastic, glass, graphics and fragrance bottles.
(2)	Products manufactured by third parties, including soaps, hair products and others.
(3)	“Other costs” include electricity, water, gas, consulting services, computer services and others.

With respect to our main reporting segments:

•

For the six months ended June 30, 2019, Natura Brasil accounted for 49.0% of our total cost of products sold. Natura Brasil’s cost of products sold increased by 4.9%, to R$869.1 million for the six months ended June 30, 2019, from R$828.8 million for the six months ended June 30, 2018. This increase is in line with our revenue growth for the six months ended June 30, 2019. As a percentage of net revenue, cost of products sold remained stable at 31.6% for the six months ended June 30, 2019, as compared to 31.8% for the same period in 2018.

•

For the six months ended June 30, 2019, Natura LATAM accounted for 24.6% of our total cost of products sold. Natura LATAM’s cost of products sold increased by 17.3%, to R$436.8 million for the six months ended June 30, 2019, from R$372.3 million for the six months ended June 30, 2018, representing 34.8% and 32.9% of net revenue for the six months ended June 30, 2019 and 2018, respectively. This increase was mainly due to an increase in units sold of 10.1% and the impact of hyperinflation in Argentina in the amount of R$31.3 million for the six months ended June 30, 2019.

•

For the six months ended June 30, 2019, The Body Shop accounted for 23.4% of our total cost of products sold, which is substantially the cost of finished goods manufactured by third parties. At The Body Shop, cost of products sold increased by 8.7%, to R$415.9 million, for the six months ended June 30, 2019, from R$382.5 million for the six months ended June 30, 2018, primarily due to an increase in the foreign exchange effect on the exchange rate of the pound sterling to reais.

•

For the six months ended June 30, 2019, Aesop represented 2.8% of our total cost of products sold, which is substantially the cost of finished goods manufactured by third parties. At Aesop, cost of products sold increased by 9.6%, to R$50.5 million for the six months ended June 30, 2019, from R$46.1 million for the six months ended June 30, 2018 and represented 9.1% and 10.6% of net revenue for the six months ended June 30, 2019 and 2018, respectively. This increase was primarily due to an 9.1% increase in units sold, to 4.8 million for the six months ended June 30, 2019, from 4.4 million for the same period in 2018.

Gross profit

Consolidated gross profit increased by 9.3%, to R$4,545.1 million for the six months ended June 30, 2019, from R$4,156.8 million for the six months ended June 30, 2018, mainly due to the reasons mentioned above.

Consolidated gross margin, which we calculate as gross profit divided by net revenue, expressed as a percentage, remained stable at 71.9% for the six months ended June 30, 2019, and 71.8% for the six months ended June 30, 2018. For Natura Brasil, Natura LATAM, The Body Shop and Aesop, the gross margin for the six months ended June 30, 2019 was 68.4% (68.2% for the same period in 2018), 65.2% (67.1% for the same period in 2018), 76.3% (76.3% for the same period in 2018) and 90.9% (89.4% for the same period in 2018), respectively.

Operating expenses

Consolidated operating expenses increased by 7.9%, to R$4,075.4 million for the six months ended June 30, 2019, compared to R$3,776.4 million for the six months ended June 30, 2018, primarily to the following:

Selling, marketing and logistics expenses

Consolidated selling, marketing and logistics expenses increased by 9.5%, to R$2,993.4 million for the six months ended June 30, 2019, compared to R$2,732.6 million for the six months ended June 30, 2018. As a percentage of net revenue, selling, marketing and logistics expenses amounted to 47.4% for the six months ended June 30, 2019, compared to 47.2% for the six months ended June 30, 2018. This increase was primarily due to (1) an increase in selling, marketing and logistics expenses incurred by Natura LATAM for the six months ended June 30, 2019 of R$547.4 million as compared to R$473.4 million for the six months ended June 30, 2018 as a result of an increase in the volume of units sold and early start of certain marketing campaigns; and (2) an increase in selling, marketing and logistics expenses at Aesop for the six months ended June 30, 2019 to R$292.8 million as compared to R$221.8 million in the six months ended June 30, 2018 as a result of the launch of 23 signature stores since June 30, 2018 and the impact of exchange rate variations.

Administrative, R&D, IT and project expenses

Administrative, R&D, IT and project expenses increased by 11.7%, to R$1,104.3 million for the six months ended June 30, 2019 from R$988.3 million for the six months ended June 30, 2018. As a percentage of net revenue, administrative, R&D, IT and projects expenses increased to 17.5% for the six months ended June 30, 2019 from 17.1% for the six months ended June 30, 2018. This increase was primarily due to (1) an increase of R$46.2 million in administrative, R&D, IT and project expenses at Aesop due to its expansion plans and the impact of exchange rate variations; and (2) an increase in administrative, R&D, IT and project at The Body Shop as a result of an increase in IT-related expenses.

Other operating (expenses) income, net

Consolidated other operating (expenses) income, net, changed to income of R$22.3 million for the six months ended June 30, 2019 from expenses of R$55.5 million for the six months ended June 30, 2018. This change was primarily due to (1) the recognition of a tax credit of R$52.0 million for the six months ended June 30, 2019, related to the exclusion of ICMS into the tax base calculation of the PIS and COFINS excise taxes; (2) the recognition of R$44.0 million from recovered tax credits related to change in tax position taken on PIS/COFINS for the six months ended June 30, 2019; and (3) the reversal of provisions regarding the substitution of the ICMS tax totaling income of R$34.5 million for the six months ended June 30, 2019. These effects were partially offset by (1) expenses arising from the acquisition of Avon, totaling R$67.5 million for the six months ended June 30, 2019; and (2) lower transformation costs at The Body Shop, (transformation costs include initiatives such as brand rejuvenation, organization redesign, store footprint optimization), of R$26.4 million for the six months ended June 30, 2019, compared to R$37.7 million for the six months ended June 30, 2018.

Net financial result

Net financial expenses totaled R$369.7 million for the six months ended June 30, 2019, compared to R$301.2 million for the six months ended June 30, 2018, primarily due to (1) expenses related to the Transaction totaling R$29.4 million for the six months ended June 30, 2019; and (2) additional expenses related to leases interests of R$42.7 million arising mainly as a result of the adoption of IFRS 16.

Income tax and social contribution expense

Income tax and social contribution expenses increased to R$30.7 million for the six months ended June 30, 2019 from R$23.0 million for the six months ended June 30, 2018, primarily due to (1) a higher effective tax rate of 30.7% for the six months ended June 30, 2019 compared to 29.0% for the corresponding period in 2018; and (2) higher net income before income taxes totaling R$100.1 million for the six months ended June 30, 2019 compared to R$79.1 million for the six months ended June 30, 2018.

Net Income

For the reasons described above, net income increased to R$69.4 million (1.1% of net revenue) for the six months ended June 30, 2019, compared to R$56.2 million (1.0% of net revenue) for the same period in 2018.

Results for the Fiscal Year Ended December 31, 2018 Compared to the Fiscal Year Ended December 31, 2017

The following table sets forth consolidated financial information relating to the Company for the fiscal years ended December 31, 2018 and 2017.

	For the Fiscal Year Ended December 31,
	2018	2017	Variation
	(in millions of R$)
Net revenue	13,397.4	9,852.7	36.0%
Cost of products sold	(3,782.8)	(2,911.1)	29.9%

Gross profit	9,614.6	6,941.6	38.5%

Selling, marketing and logistics expenses	(6,066.6)	(4,198.7)	44.5%
Administrative, R&D, IT and project expenses	(2,251.3)	(1,535.9)	46.6%
Other operating (expense) income, net	(39.9)	151.7	n.m. (1)

	(8,357.9)	(5,583.0)	49.7%

Financial income	2,056.4	604.4	240.2%
Financial expenses	(2,639.7)	(991.8)	166.2%

Net financial result	(583.3)	(387.4)	50.5%

Net income before income taxes	673.4	971.2	(30.7%)

Income tax and social contribution	(125.0)	(300.9)	(58.5%)

Net income	548.4	670.3	(18.2%)

(1)	Not meaningful.

Net revenue

	For the Fiscal Year Ended December 31,
	2018	2017	Variation
	(in millions of R$)
Operating segments
Natura Brasil	6,022.2	5,574.9	8.0%
Natura LATAM	2,415.7	2,108.2	14.6%
The Body Shop	3,886.0	1,456.6	166.8%
Aesop	1,064.0	706.4	50.6%
Natura others	9.5	6.6	43.9%

Net revenue	13,397.4	9,852.7	36.0%

Our consolidated net revenue increased by 36.0%, to R$13,397.4 million for 2018, from R$9,852.7 million for 2017, primarily due to (1) the consolidation of The Body Shop, starting from September 2017, which contributed to net revenue in the amount of R$3,886.0 million for 2018 and R$1,456.6 million for 2017 (a period of four months only, from September through December); (2) strong growth of Natura Brasil and Natura LATAM; and (3) accelerated growth of our Aesop operations.

The following contains a discussion of our main segments:

Sales in the domestic market

Natura Brasil’s net revenue increased by 8.0%, to R$6,022.2 million for 2018, from R$5,574.9 million for 2017, primarily due to (1) an increase of 6.7% in units sold to 346.0 million for 2018 from 324.4 million for 2017 mainly driven by the implementation of the relationship selling model, our strategy of focusing on key categories, and further advancement and increased penetration of our digital platform available to Natura independent beauty consultants; and (2) the impact of R$171.4 million due to the adoption of IFRS 15—Revenue from Contracts with Customers, which accounts for additional charges and penalties for late payments by independent beauty consultants as variable components received in exchange for the transfer of goods. In 2017, these transactions were recognized as recovery of selling expenses. The average price per unit sold remained stable at R$17.4 for 2018, compared to R$17.2 for 2017.

In 2018, Natura further consolidated its relationship selling model, enhancing the digital capabilities of its independent beauty consultants. In Brazil, over 630,000 independent beauty consultants use the digital mobile platform. Natura also continued its omnichannel growth, with the launch of 17 owned retail stores in shopping malls, reaching 36 stores at the end of the year. Additionally, over 400,000 independent beauty consultants do business over the internet via the Rede Natura (Natura Network).

Sales in foreign markets

•

Natura LATAM. Natura LATAM’s net revenue increased by 14.6%, to R$2,415.7 million for 2018, from R$2,108.2 million for 2017, primarily due to (1) an increase of 11.3% in units sold to 141.1 million for 2018 from 126.8 million for 2017, supported by sales growth across all Latin American countries where we operate; (2) an increase in the average number of independent beauty consultants of 9.8%, reaching 623.8 million; (3) acceleration of our digital strategy; (4) implementation of the relationship selling model in Chile and Peru; (5) an increase of R$40.9 million for 2018, as a result of the adoption of IFRS 15—Revenue from Contracts with Customers—in 2018, which accounts for charges and penalties for late payments by independent beauty consultants as variable components received in exchange for the transfer of goods, while in 2017 such charges were recognized as a recovery of selling expenses; and (6) adoption by over 200,000 independent beauty consultants of our digital mobile platform; and (7) online sales growth, with over 100,000 independent beauty consultants conducting business over the internet through Rede Natura.

Additionally in 2018, inflation in Argentina reached 100% accumulated over three years, which triggered our adoption of the following standards: (1) IAS 29—Financial Reporting in Hyperinflationary Economies, which requires the restatement of the financial statements of an entity, whose functional currency is that of a hyperinflationary economy, in order to reflect the changes in the general pricing power of its currency and (2) IAS 21—The Effects of Changes in Foreign Currency, whereby Argentina’s financial statements had to be translated from the Argentinean peso to the Brazilian real at the exchange rate at the end of the reporting period (December 31, 2018). The impact on net revenue of both standards for 2018 was a reduction of R$44.5 million.

•

The Body Shop. The Body Shop’s net revenue increased by 166.8%, to R$3,886.0 million for 2018 from R$1,456.6 million for 2017, primarily due to consolidation of The Body Shop starting from September 2017. For the fiscal year ended December 31, 2018, sales grew 1.8% at constant currency, compared to December 31, 2017. As of December 31, 2018, The Body Shop had 1,037 owned stores (compared to 1,099 as of December 31, 2017) and 1,898 franchised stores (compared to 1,950 as of December 31, 2017).

•

Aesop. Aesop’s net revenue increased by 50.6% to R$1,064.0 million for 2018 from R$706.4 million for 2017, primarily due to: (1) strong growth in channels and geographies, particularly in Asia, Aesop’s biggest market, where digitalization penetration increased; (2) signature store sales like-for-like growth of 17.8% (compared to December 31, 2017); and (3) an increase in the number of signature stores to 227 as of December 31, 2018 (compared to 209 as of December 31, 2017). The number of department stores stood at 92 as of December 31, 2018, a slight reduction from 95 stores as of December 31, 2017.

Cost of products sold

Cost of products sold increased by 29.9%, to R$3,782.8 million for 2018, from R$2,911.1 million for 2017, primarily due to: (1) consolidation of twelve months of The Body Shop’s financial information for 2018, totaling R$943.5 million, compared to four months of consolidation for 2017, contributing R$370.5 million to cost of products sold; and (2) an increase in volume sold. These effects were partially offset by reduced depreciation and amortization expenses relating to our existing asset base.

Cost of products sold represented 28.2% and 29.5% of net revenue for 2018 and 2017, respectively, mainly driven by lower discounts in our The Body Shop segment and the effect of IFRS 15 both at Natura Brasil and Natura LATAM.

The following table shows the cost components of products sold for the periods indicated, as well as the annual variation of each component:

	For the Fiscal Year Ended December 31,
	2018	2017	Variation
	(in millions of R$)
Raw material for products and packages(1) and resale products(2)	3,223.4	2,402.3	34.2%
Personnel expenses	276.8	261.9	5.7%
Depreciation and amortization	65.2	69.4	(6.1%)
Other costs(3)	217.4	177.4	22.5%

Cost of products sold	3,782.8	2,911.1	29.9%

(1)	Particularly plastic, glass, graphics and fragrances.
(2)	Products manufactured by third parties, including soaps, hair products and others.
(3)	“Other costs” include electricity, water, gas, consulting services, computer services and others.

With respect to our main reporting segments:

•

For 2018, Natura Brasil represented 50% of our total cost of products sold. At Natura Brasil, cost of products sold increased by 8.3%, to R$1,895.9 million for 2018, from R$1,750.1 million for 2017. This variation mainly resulted from an increase in units sold. As a percentage of net sales, cost of products sold remained stable at 31.5% for 2018, versus 31.4% for 2017.

•

For 2018, Natura LATAM represented 22% of our total cost of products sold. At Natura LATAM, cost of products sold increased by 16.5%, to R$824.8 million for 2018, from R$707.7 million for 2017, representing 34.1% and 33.6% of net revenue for 2018 and 2017, respectively. This increase was mainly due to the increase in units sold and higher import costs at Natura Argentina due to the depreciation of the Argentinian peso.

•

For 2018, The Body Shop represented 25% of our total cost of products sold, which is substantially composed of the cost of finished goods manufactured by third parties. At The Body Shop, cost of products sold increased by 154.7%, to R$943.5 million for 2018, from R$370.5 million for 2017 due to four months of consolidation of The Body Shop for 2017. The Body Shop’s cost of products sold represented 24.3% of net revenue for 2018 and 25.4% for 2017.

•

For 2018, Aesop represented 3% of our total cost of products sold, which is substantially composed of the purchase cost of resale products. At Aesop, cost of products sold increased by 44.9%, to R$116.1 million for 2018, from R$80.1 million for 2017 and represented 10.9% and 11.3% of net revenue for 2018 and 2017, respectively. This increase primarily resulted from an increase in units sold, of 10.3 million for 2018, from 8.3 million for 2017.

Gross profit

Consolidated gross profit increased by 38.5%, to R$9,614.6 million for 2018, from R$6,941.6 million for 2017, primarily due to the consolidation of twelve months at The Body Shop in 2018, as opposed to four months in 2017. The Body Shop’s gross profit amounted to R$2,942.5 million for 2018, and R$1,086.0 million for 2017.

Consolidated gross margin, which we calculate as gross profit divided by net revenue, expressed as a percentage, increased to 71.8% for 2018, from 70.5% for 2017. For Natura Brasil, Natura LATAM, The Body Shop and Aesop, the gross margin for 2018 was 68.5% (68.6% for 2017), 65.9% (66.4% for 2017), 75.7% (74.6% for 2017) and 89.1% (88.7% for 2017), respectively.

Operating expenses

Consolidated operating expenses increased by 49.7%, to R$8,357.9 million for 2018, compared to R$5,583.0 million for 2017, primarily as a result of the variations described below for: (1) selling, marketing and logistics expenses; (2) administrative, R&D, IT and project expenses; and (3) other operating expenses.

Selling, marketing and logistics expenses

Consolidated selling, marketing and logistics expenses increased by 44.5%, to R$6,066.6 million for 2018, compared to R$4,198.7 million for 2017. This increase was primarily due to: (1) the consolidation of twelve months of The Body Shop in 2018, as opposed to four months in 2017; and (2) the adoption of IFRS 15 in 2018, which accounts for charges and penalties for late payments by independent beauty consultants as variable components received in exchange for the transfer of goods, while in 2017 such charges were recognized as a recovery of selling expenses at both Natura Brasil and Natura LATAM, thus increasing such expenses in 2018.

As a percentage of net revenue, selling, marketing and logistics expenses amounted to 45.3% for 2018, compared to 42.6% for 2017. The main effect is seen at The Body Shop, which in 2018 had a full year consolidated as opposed to four months in 2017, from September through December when revenues are higher due to seasonality.

Administrative, R&D, IT and project expenses

Administrative, R&D, IT and project expenses increased by 46.6%, to R$2,251.3 million for 2018 from R$1,535.9 million for 2017. This increase was primarily due to: (1) the consolidation of twelve months of The Body Shop in 2018, as opposed to four months in 2017; and (2) a higher retention plan provision at Aesop, reflecting its superior performance, as compared to 2017.

As a percentage of net revenue, administrative, R&D, IT and projects expenses increased to 16.8% for 2018 from 15.6% for 2017. This increase was primarily due to the consolidation of The Body Shop, which in 2018 had a full year of financial information consolidated as opposed to four months in 2017, from September through December, when revenues are higher due to seasonality.

Other operating (expenses) income, net

Consolidated other operating (expenses) income, net, changed to expenses of R$39.9 million for 2018 from income of R$151.7 million for 2017. This change was primarily due to: (1) expenses totaling R$98.5 million for 2018 related to the implementation of The Body Shop’s transformation plan, which includes initiatives such as brand rejuvenation, organization redesign, store footprint optimization, among others; (2) the reversal, in 2017, of a tax obligation to include ICMS in the calculation base of PIS and COFINS excise taxes, resulting in a positive impact of R$197.2 million; (3) reversal of IPI tax provision in 2017 (the provision was imposed by Decree No. 8,393/2015), resulting in a positive impact of R$133.6 million, as a result of a lower risk of loss on a legal case, based on recent favorable jurisprudence and judicial decisions in our favor as supported by our legal advisors; and (4) R$30.0 million in BNDES, FINAME and FINEP subsidies recorded for 2017, as opposed to nil for 2018 (refers to the reclassification of the subsidized loans interest expense as a result of the financial accounting pronouncement IAS 20—Accounting for Government Grants and Disclosure of Government Assistance). Such effects were partially offset by: (1) R$87.1 million in expenses related to acquisition of The Body Shop in 2017 (nil in 2018) and (2) R$38.8 million in tax contingencies recorded for 2017, as opposed to R$0.7 million for 2018.

Net financial result

Net financial expenses totaled R$583.3 million for 2018, compared to R$387.4 million for 2017, primarily due to: (1) Higher interest on financing of R$631.5 million for 2018 compared to R$387.7 million for 2017 (2) recognition of R$70.3 million benefit stemming from a reduction in interest upon joining the Special Tax Regulation Program (PERT) established by Federal Law 13,496/17 in 2017; (3) gain due to reversal of interest on provision for tax risks and tax liabilities and recognition of contingent asset of R$129.8 million for 2017 against a gain of R$89.2 million for 2018; (4) decrease in expenses with interest on provision for tax, civil and labor risks and tax liabilities to R$22.0 million for 2018 from R$89.8 million for 2017 compensated by (5) financial costs associated with The Body Shop’s acquisition in the amount of R$102.5 million for 2017.

Income tax and social contribution expense

Income tax and social contribution expenses decreased to R$125.0 million for 2018 from R$300.9 million for 2017, primarily due to the decrease in net income before taxes to R$673.4 million for 2018 from R$971.2 million for 2017, and a lower effective income tax rate of 18.6% for 2018, versus 31.0% for the fiscal year ended December 31, 2017. The lower tax rate resulted from tax recoveries in Brazil, recognition of deferred tax credits at Natura Brasil and The Body Shop, and higher accrual of interest on equity.

Net Income

For the reasons described above, net income decreased to R$548.4 million (4.1% of net revenue) for 2018, compared to R$670.3 million (6.8% of net revenue) for 2017.

Results for the Fiscal Year Ended December 31, 2017 Compared to the Fiscal Year Ended December 31, 2016

The following table sets forth consolidated financial information relating to the Company for the fiscal years ended December 31, 2017 and 2016.

	For the Fiscal Year Ended December 31,
	2017	2016	Variation
	(in millions of R$)
Net revenue	9,852.7	7,912.7	24.5%
Cost of products sold	(2,911.1)	(2,447.0)	19.0%

Gross profit	6,941.6	5,465.7	27.0%

Selling, marketing and logistics expenses	(4,198.7)	(3,336.6)	25.8%
Administrative, R&D, IT and project expenses	(1,535.9)	(1,100.6)	39.6%
Other operating income, net	151.7	54.4	178.9%

	(5,583.0)	(4,382.8)	27.4%

Financial income	604.4	1,073.3	(43.7%)
Financial expenses	(991.8)	(1,729.3)	(42.6%)

Net financial result	(387.4)	(656.0)	(40.9%)
Net income before income taxes	971.2	426.9	127.5%

Income tax and social contribution	(300.9)	(118.6)	153.7%

Net income	670.3	308.3	117.4%

Net revenue

	For the Fiscal Year Ended December 31,
	2017	2016	Variation
	(in millions of R$)
Operating Segments
Natura Brasil	5,574.9	5,356.8	4.1%
Natura LATAM	2,108.2	1,961.4	7.5%
The Body Shop	1,456.6	—
Aesop	706.4	579.7	21.9%
Natura, others	6.6	14.8	(55.1%)

Net revenue	9,852.7	7,912.7	24.5%

Our net revenue increased by 24.5%, to R$9.852,7 million for 2017, from R$7,912.7 million for 2016, due to: (1) the consolidation at The Body Shop, starting on September 7, 2017, which contributed to net revenue in the amount of R$1,456.6 million; and (2) growth of international operations under the Natura and Aesop brands.

The following contains a discussion for our main segments:

Sales in the domestic market

Natura Brasil’s net revenue increased by 4.1%, to R$5,574.9 million for 2017, from R$5,356.8 million for 2016, primarily driven by (1) strong performance of the relationship selling model, implemented in mid-2017, which resulted in high productivity growth of independent beauty consultants; (2) our strategy of focusing on key categories, which resulted in market share gain; (3) robust online sales growth; (4) advances and increased penetration of the digital platform available to independent beauty consultants; and (5) an increase in the average price per unit sold (mainly due to improved fragrance category performance, compared to 2016), which amounted to R$17.2 for 2017 compared to R$15.7 for 2016. These effects were partially offset by a 4.5% decline in units sold (mainly in the personal care category) to 324.4 million in 2018 compared to 339.8 million for 2016 and a decrease in the average number of independent beauty consultants from 1.3 million for 2016 to 1.2 million for 2017.

In 2017, Natura implemented its relationship selling model, enhancing the digital capabilities of its independent beauty consultants. In 2017, approximately 500,000 independent beauty consultants used Natura’s proprietary digital mobile platform. Natura also launched 14 owned retail stores in shopping malls, reaching 19 stores by the end of the year. Rede Natura, an online sales platform, saw strong performance, registering higher traffic, better conversion rates and an increase in the number of registered consumers. These initiatives helped Natura reclaim the number one position in core categories in Brazil in 2017 (source: Euromonitor International, 2017), such as fragrances, body care and gifts, as well as resume overall market share growth.

Sales in foreign markets

•

Natura LATAM. Natura LATAM’s net revenue increased by 7.5%, to R$2,108.2 million for 2017, from R$1,961.4 million for 2016, primarily due to: (1) An increase of 5.3% in units sold, to 126.8 million for 2017, from 120.4 million for 2016; and (2) 7.2% increase in average number of independent beauty consultants to approximately 0.57 million in 2018 from approximately 0.53 million for 2016.

•

The Body Shop. In September 2017, Natura took a decisive step towards becoming a global, multibrand and multi-channel group, through the acquisition of The Body Shop. As of December 31, 2017, The Body Shop was present in 68 countries, had a footprint of 1,099 owned stores and 1,950 franchised stores (totaling 3,049 stores), as well as 7,000 direct independent beauty consultants and 33 e-commerce websites. The consolidation of The Body Shop, beginning in September 2017, contributed to net revenue in the amount of R$1,456.6 million.

•

Aesop. Following its business expansion across North America, Asia, Europe and Oceania for 2017, Aesop’s net revenue increased by 21.9%, to R$706.4 million for 2017, from R$579.7 million for 2016, primarily due to: (1) Strong like-for-like sales growth in signature stores; (2) the opening of net 33 new signature stores for 2017; (3) an increase of 25.8% in units sold, reaching 8.3 million for 2017, up from 6.6 million for 2016. At the end of 2017, Aesop had 308 stores (of which 209 were signature stores and 99 were department stores) compared to 261 stores at the end of 2016 (of which 176 were signature stores and 85 were department stores).

Cost of products sold

Consolidated cost of products sold increased by 19.0%, to R$2,911.1 million for 2017, from R$2,447.0 million for 2016, primarily due to: (1) The consolidation of The Body Shop, starting in September 2017, which increased consolidated costs of products sold by R$370.5 million; (2) an increase in total units sold; and (3) an increase in crude oil prices, which primarily impacted packaging material (i.e., plastics) and oil chemicals. These effects were partially offset by reduced depreciation and amortization expenses relating to our existing asset base.

The following table shows the cost components of products sold for the periods indicated, as well as the annual variation of each component:

	For the Fiscal Year Ended December 31,
	2017	2016	Variation
	(in millions of R$)
Raw material for products and packages(1) and resale products(2)	2,402.3	1,962.3	22.4%
Personnel expenses	261.9	247.5	5.8%
Depreciation and amortization	69.4	77.3	(10.2%)
Other costs(3)	177.4	159.9	10.9%

Cost of products sold	2,911.1	2,447.0	19.0%

(1)	Particularly plastic, glass, graphics and fragrances.
(2)	Products produced by third parties, soaps, hair products and others.
(3)	“Other costs” include electricity, water, gas, consulting services, computer services and others.

With respect to our main segments:

•

For 2017, Natura Brasil represented 60% of our total cost of products sold. Natura Brasil’s cost of products sold increased by 1.4%, to R$1,750.1 million for 2017, from R$1,725.9 million for 2016, in line with revenue increase. Cost of products sold represented 31.4% of net revenue for 2017 and 32.2% for 2016. This percentage decrease is mainly related to a favorable product category mix sold for 2017, and from the reduction of the tax burden on sales described above (lower IPI tax and exclusion of ICMS from the PIS and COFINS tax base).

•

For 2017, Natura LATAM represented 24% of our total cost of products sold. Natura LATAM’s cost of products sold increased by 6.5%, to R$707.7 million for 2017, from R$664.4 million for 2017, following the increase in revenue and in units sold. Cost of products sold as a percentage of net sales was stable, representing 33.6% of net revenue for 2017 and 33.9% for 2016.

•

For 2017, The Body Shop represented 13% of our total cost of products sold, which is substantially composed of cost of finished goods manufactured by third parties. The Body Shop’s cost of products sold totaled R$370.5 million, representing 25.4% of net revenue.

•

For 2017, Aesop represented 3% of our total cost of products sold and is substantially composed by the purchase cost of resale products. Aesop’s cost of products sold increased by 49.7%, to R$80.1 million for 2017, from R$53.5 million for 2016, representing 11.3% of net revenue for 2017 and 9.2% for 2016. This increase in costs was primarily due to the increase in units sold.

Gross profit

Gross profit increased by 27.0%, to R$6,941.6 million for 2017, from R$5,465.7 million for 2016. This increase is primarily due to: (1) The consolidation of four months of The Body Shop’s gross profit, which amounted to R$1,086.0 million; (2) a reduction in the tax burden on sales at Natura Brasil, due to the exclusion of ICMS from the PIS and COFINS tax base, in accordance with Extraordinary Appeal No. 574,706/PR of the Plenary of the Federal Supreme Court; and (3) a lower IPI tax burden at Natura Brasil, due to the reversal of a provision booked during the year for the IPI excise tax imposed by Decree 8,393/2015. These effects were partially offset by the appreciation of the Brazilian real versus other Latin American currencies, negatively impacting the region’s import costs, and cost of goods sold for 2016, which reduced costs of goods sold that year.

Gross margin, which we calculate as gross profit divided by net revenue, expressed as a percentage, increased to 70.5% for 2017, from 69.1% for 2016. For Natura Brasil, Natura LATAM, The Body Shop and

Aesop, gross margin for 2017 was 68.6% (67.4% for 2016), 66.4% (67.2% for 2016), 74.6% and 88.7% (90.8% for 2016), respectively.

Net operating expenses

Net operating expenses increased by 27.4%, to R$5,583.0 million for 2017 from R$4,382.8 million for 2016, primarily as a result of the variations described below for (1) selling, marketing and logistics expenses; (2) administrative, R&D, IT and project expenses; and (3) other operating expenses.

Selling, marketing and logistics expenses

Consolidated selling, marketing and logistics expenses increased by 25.8%, to R$4,198.7 million for 2017 from R$3,336.6 million for 2016. As a percentage of net revenue, selling, marketing and logistics expenses amounted to 42.6% for 2017, compared to 42.2% for 2016. This slight percentage increase was primarily due to the consolidation of four months of The Body Shop, which reported higher expenses in relation to net revenue (48.1%) when compared to Natura (40.8%).

Administrative, R&D, IT and project expenses

Administrative, R&D, IT and project expenses increased by 39.6%, to R$1,535.9 million for 2017 from R$1,100.6 million for 2016. As a percentage of net revenue, administrative, R&D, IT and projects expenses increased to 15.6% for 2017 from 13.9% for 2016. This percentage increase was primarily due to: (1) Increase in such expenses at Natura Brasil, particularly in the fourth quarter of 2017, due to higher short- and long-term executive incentives, investment in strategic projects, higher expenses for new facilities and higher amortization expenses from a reduction of the useful lives of certain intangible assets; and (2) the introduction of a new long-term incentive plan to Aesop’s key executives since the fourth quarter of 2016.

Other operating income, net

Consolidated other operating income, net, increased from R$54.4 million for 2016 to R$151.7 million for 2017. This variation was primarily due to: (1) a reversal of provisions of ICMS included in the PIS and COFINS tax base, of R$197.2 million (see note 26 of the audited financial statements for the fiscal year ended December 31, 2017 for more details); and (2) an IPI tax provision reversal of R$133.6 million. These positive effects were partially offset by: (1) The Body Shop’s acquisition expenses of R$87.1 million for 2017; and (2) provision for tax contingencies for 2017, of R$38.8 million.

Net financial result

We recorded consolidated net financial expenses of R$387.4 million for 2017, compared to R$656.0 million for 2016. This decrease in financial expenses was primarily due to: (1) recognition of R$70.3 million benefit stemming from a reduction in interest upon joining the Special Tax Regulation Program (PERT) established by Federal Law 13,496/17 for 2017 and (2) gain due to reversal of interest on provision for tax risks and tax liabilities and recognition of contingent asset of R$129.8 million for 2017; (3) interest on provision for acquisition of non-controlling interest in the amount of R$58.1 million for 2016 and (4) decrease in loss with fair value adjustment of derivatives in the amount of R$37.7 million, compensated by (5) the increase in financial expenses due to increase in our net debt, income tax and social contribution expense.

Income tax and social contribution expenses increased to R$300.9 million for 2017 from R$118.6 million for 2016, primarily due to the higher earnings before tax in this period, and an increase in the effective tax rate to 31.0% for 2017, from 27.8% for 2016.

Net Income

For the reasons described above, net income increased to R$670.3 million for 2017 (6.8% of net revenue), from R$308.2 million for 2016 (3.9% of net revenue).

Liquidity and Capital Resources

Overview

Factors Affecting Our Financial Condition and Liquidity

Our financial condition and liquidity are influenced by several factors, including:

•	our ability to generate cash flow from our operations;

•	the level of our outstanding indebtedness and related accrued interest, which affects our net finance expenses;

•	prevailing Brazilian and international interest rates, which affect our debt service requirements;

•	our ability to continue borrowing funds from Brazilian and international financial institutions and to obtain pre-export financing from certain customers;

•	our capital expenditure requirements; and

•

credit ratings, including factors that may materially influence credit ratings, implications of potential changes in ratings and in management’s expectations; and covenant compliance, including the implications arising from breaching financial or other covenants and our capacity for additional borrowing under our covenants.

Sources of Liquidity

Our cash needs have traditionally consisted of working capital requirements, servicing of our indebtedness, capital expenditures related to investments in operations, maintenance and expansion of plant facilities, as well as acquisitions. Our sources of liquidity have traditionally consisted of cash flows from our operations (which may vary according to the fluctuations of our operating income, cost of sales, operating expenses and financial results) and short- and long-term borrowings. We have financed acquisitions through third-party financing. After giving effect to the Transaction, we believe that, for the next twelve months, our current working capital is sufficient to satisfy our present needs. We expect to meet any potential shortfalls in our working capital needs through either short- and long-term borrowings or debt offerings in the domestic and international capital markets. Our principal source of financing for working capital and for investments in noncurrent assets are: (1) cash generated from our operating activities and (2) loans and financing.

Cash Flows

The following table shows our consolidated cash flows for the periods indicated. In the discussion that follows, references to 2018, 2017 and 2016 are to the fiscal years ended December 31, 2018, 2017 and 2016.

	For the Six Months Ended June 30,		For the Fiscal Year Ended December 31,			Variation
	2019	2018	2018	2017	2016	6M2019/6M2018	2018/2017	2017/2016
(in R$ millions)
Net cash provided by (used in) operating activities	71.2	(166.0)	844.3	990.7	304.6	n.m. (1)	(14.8%)	225.2%
Net cash provided by (used in) investing activities	320.6	607.3	389.1	(4,842.4)	(22.6)	(47.2%)	n.m.	21,326.5%
Net cash provided by (used in) financing activities	(713.9)	(1,534.5)	(1,751.4)	4,453.4	(757.7)	(53.5%)	n.m.	n.m.
Increase (decrease) of cash and cash equivalents	(332.4)	(1,049.6)	(478.1)	601.7	(500.4)	(68.3%)	n.m.	n.m.
Cash and cash equivalents at the beginning of the period	1,215.0	1,693.1	1,693.1	1,091.5	1,591.8	(28.2%)	55.1%	(31.4%)
Cash and cash equivalents at the end of the period	882.7	643.6	1,215.0	1,693.1	1,091.5	37.2%	(28.2%)	55.1%

(1)	Not meaningful.

As of June 30, 2019, our consolidated cash and cash equivalents amounted to R$882.7 million compared to R$643.6 million for the six months ended June 30, 2018. As of December 31, 2018, our consolidated cash and cash equivalents amounted to R$1,215.0 million compared to R$1,693.1 million for the fiscal year ended December 31, 2017. As of December 31, 2016, our consolidated cash and cash equivalents amounted to R$1,091.5 million.

Net cash flow provided by (used in) operating activities

Net cash provided by operating activities reached R$71.2 million in the six months ended June 30, 2019 compared to net cash used in operating activities of R$166.0 million in the six months ended June 30, 2018. This change was primarily due to higher net income for the period after adjustments for non-cash items, mainly due to an increase in depreciation and amortization of R$263.8 million as a result of the implementation of IFRS 16. While this new accounting standard positively impacted net cash flow provided by operating activities, it negatively impacted net cash provided by (used in) financing activities, as described further below.

Net cash provided by operating activities reached R$844.3 million in 2018 compared to R$990.7 million in 2017. This change was primarily due to an increase in income tax and social contribution paid and payment of interest on borrowings, financing and debentures compensated by an increase in adjustments to reconcile net income for the year adjusted by items reconciled to net cash flows and the decrease of settlement of derivatives financial instruments.

Net cash provided by operating activities increased to R$990.7 million in 2017 compared to R$304.6 million in 2016. This change was primarily due to the increase in net income from R$308.2 million in

2016 to R$670.3 million in 2017, better efficiency in working capital and decrease in income tax and social contribution paid, payment of interest on borrowings, financing and debentures and settlement of derivative financial instruments.

Net cash provided by (used in) investing activities

Net cash provided by investing activities decreased to R$320.6 million in the six months ended June 30, 2019 compared to R$607.3 million provided by investing activities in the six months ended June 30, 2018. This change was primarily due to a decrease in net redemption in securities of R$529.6 million for the six months ended June 30, 2019 compared to R$753.7 million in the same period of 2018, which was offset by an increase in acquisition of property, plant and equipment and intangible assets of R$217.4 million for the six months ended June 30, 2019 compared to R$150.4 million in the same period of 2018.

Net cash provided by investing activities increased to R$389.1 million in 2018 compared to net cash used of R$4,842.4 million in 2017. This change was primarily due to a net redemption in securities of R$704.1 million in 2018, compared to a net investment of R$1,060.6 million in 2017, and our acquisition of The Body Shop, net of the cash acquired, in the amount of R$3,880.9 million in 2017.

Net cash used in investing activities decreased to R$4,842.4 million in 2017 compared to R$22.6 million in 2016. This variation was primarily due to (1) our acquisition of The Body Shop, net of the cash acquired, in the amount of R$3,880.9 million in 2017; and (2) increase in investments in securities (net of redemptions) to R$1,060.6 million for 2017 from R$34.7 million for 2016.

Net cash provided by (used in) financing activities

Net cash used in financing activities decreased to R$713.9 million in the six months ended June 30, 2019, compared to R$1,534.5 million used in the six months ended June 30, 2018. This change primarily resulted from: (1) an increase of R$250.9 million in payment of leases liabilities as a result of the adoption of IFRS 16; (2) amortization of loans, financing, and debentures (net of new loans, financing, lease and debentures) to R$300.1 million in the six months ended June 30, 2019 from R$1,328.6 million in the six months ended June 30, 2018, since the commercial promissory notes were settled in 2018; and (3) paid-in capital increase of R$24.2 million in the six months ended June 30, 2019, due to the issuance of new shares.

Net cash used in financing activities increased to R$1,751.4 million in 2018 compared to R$4,453.4 million provided by in 2017. This change primarily resulted from an increase in the amortization of loans, financings and debentures in 2018, which totaled R$6,552.2 million in 2018 and R$1,679.4 million in 2017, in addition to the decrease in new loans, financing, finance leases and debentures raised, totaling R$5,015.3 million in 2018 from R$6,391.0 million in 2017.

Net cash provided by financing activities amounted to R$4,453.4 million in 2017 compared to cash used in of R$757.7 million in 2016. This variation was due to (1) the change in proceeds from new borrowings, financing and debentures, net of amortization payments in 2017 (net proceeds of R$4,665.8 million) compared to net amortization payments in 2016 of R$604.4 million; and (2) a decrease in the payment of dividends and interest on shareholders’ equity from R$123.1 million in 2016 to R$109.4 million in 2017.

Capital Structure

Our shareholders’ equity amounted to R$2,699.1 million as of June 30, 2019, an increase of R$125.0 million compared to R$2,574.1 million as of December 31, 2018, primarily due to an increase in both net income and capital stock, as well as the effect of hyperinflationary economies. Our shareholders’ equity amounted to R$2,574.1 million as of December 31, 2018, an increase of R$939.4 million compared to R$1,634.7 million for the corresponding period in 2017, primarily due to net income for the year, other comprehensive income mainly related to currency translation differences, compensated by distribution of minimum mandatory dividends and mandatory minimum interest on capital. Our shareholders’ equity amounted to R$1,634.7 million as of December 31, 2017, an increase of R$638.4 million compared to the shareholders’ equity amount of R$996.4 million as of December 31, 2016. This variation resulted from an increase in net income for the period and a gain from currency translation differences.

As of June 30, 2019, our current and noncurrent borrowings, financing and debentures, including lease liabilities, totaled R$9,875.5 million, an increase of R$1,435.1 million compared to our current and noncurrent borrowings, financing and debentures, including lease liabilities, from R$ R$8,440.4 million as of December 31, 2018, primarily due to the amortization of outstanding loans, mainly regarding debenture issuances (fifth and sixth issuances). As of December 31, 2018, our current and noncurrent borrowings, financing and debentures, including lease liabilities, totaled R$8,440.4 million, a decrease of R$891.5 million compared to our current and noncurrent borrowings, financing and debentures, including lease liabilities, of R$9,331.9 million as of December 31, 2017, primarily due to the amortization of outstanding debentures and loans, and the settlement of commercial promissory notes, which was partially offset by the issuance of debentures and notes. As of December 31, 2017, our current and noncurrent borrowings, financing and debentures, including lease liabilities, equaled R$9,331.9 million, an increase of R$4,941.7 million compared to R$4,390.2 million as of December 31, 2016.

Our cash and cash equivalents and short-term investments amounted to R$1,600.5 million as of June 30, 2019, a decrease of R$830.0 million compared to R$2,430.4 million as of December 31, 2018. Our cash and cash equivalents and short-term investments amounted to R$2,430.4 million as of December 31, 2018, a decrease of R$1,240.0 million compared to R$3,670.4 million as of December 31, 2017. Our cash and cash equivalents and short-term investments amounted to R$3,670.4 million as of December 31, 2017, an increase of R$1,371.5 million compared to cash and cash equivalents and short-term investments of R$2,298.9 million as of December 31, 2016.

The following table shows our sources of capital as of the dates indicated (in R$ million, except percentages):

	As of June 30,	As of December 31,
	2019	2018	2017	2016
	(in millions of R$, except percentages)
Shareholders’ equity	2,699.1	2,574.1	1,634.7	996.4
Current and noncurrent borrowings, financing and debentures, including lease liabilities	9,875.5	8,440.4	9,331.9	4,390.2
Total source of capital	12,574.7	11,014.5	10,966.6	5,386.6
Shareholders’ equity(1)	21%	23%	15%	18%
Current and noncurrent borrowings, financing and debentures(2)	79%	77%	85%	82%

(1)	Shareholders’ equity divided by the total source of capital.
(2)	Current and noncurrent borrowings, financing and debentures divided by total source of capital.

Indebtedness

Overview

Our main source of indebtedness consists of funds raised in order to finance our working capital needs, our investments in property, plant and equipment, as well as to finance the acquisition of The Body Shop. See “—Main Financing Agreements—Promissory Notes” below. Currently, our loans and financings consist primarily debenture and bond issuances, of funds raised outside of Brazil pursuant to Resolution No. 4,131/62, financial commercial leasing, debentures, BNDES, BNDES EXIM, and FINEP loans and certain loans relating to our international operations.

As of June 30, 2019, we had current and noncurrent borrowings, financing, debentures and bond issuances, including lease liabilities, of R$9,875.5 million, of which R$1,271.6 million was current and R$8,604.0 million was noncurrent. As of December 31, 2018, we had current and noncurrent borrowings, financing, debentures and bond issuances, including lease liabilities, of R$8,440.4 million, of which R$1,181.9 million was current and R$7,258.5 million was noncurrent. As of December 31, 2017, we had current and noncurrent borrowings, financing and debentures issuances, including lease liabilities, of R$9,331.9 million, of which R$4,076.7 million was current and R$5,255.2 million was noncurrent. As of December 31, 2016, we had current and noncurrent borrowings, financing and debentures issuances, including lease liabilities, of R$4,390.2 million, of which R$1,764.5 million was current and R$2,625.7 million was noncurrent.

The table below shows the profile of our debt instruments, in millions of R$, as of the dates indicated:

	As of June 30, 2019	As of December 31, 2018	As of December 31, 2017	Currency	Maturity	Interest	Security/ Guarantee
		(in millions)
Local Currency
FINEP (Financing Agency for Studies and Projects)	116.4	135.6	148.2	Real	May 2019 and June 2023	Interest of 5% per year for the installment maturing in 2019 and 3.5% per year for the installment maturing in June, 2023;	Bank guarantee
Debentures	4,229.8	4,680.7	3,779.8	Real

5º Issuance:
(i) February 2018,
(ii) February 2019,
6º Issuance:
(iii) March 2018,
(iv) March 2019,
(v) March 2020,
7º Issuance:
(vi) September 2020, and (vii) September 2021.

8º Issuance:

(viii) August 2018,
(ix) February 2018,
(x) August 2019,

9 º Issuance:
(xi) September 2020, (xii) September 2021, (xiii) September 2022.

						Interest on a percentage basis of (i) 107.5%, (ii) 108%, (iii) 107%, (iv) 108.25%, (v) 109%, (vi) 101.4%, and (vii)101.75% (viii) 110% (ix) 110% (x) 110% (xi)109.5% (xii) 110.5% (xiii) 112% of CDI.	None
Promissory Notes	—	—	3,792.5	Real	February 2018	108% of the accumulated average of the DI rate(1)	Guarantee of Indústria e Comércio de Cosméticos S.A. and Natura Inovação e Tecnologia de Produtos Ltda.
BNDES(7)	54.5	73.4	29.3	Real	Until September 2021	TJLP + interest of 0.5% per year to 3.96% per year and fixed-rate contracts of 3.5% per year to 5% per year (PSI).(2)	Bank guarantee

	As of June 30, 2019	As of December 31, 2018	As of December 31, 2017	Currency	Maturity	Interest	Security/ Guarantee
		(in millions)
BNDES EXIM(7)	—	—	418.0	Real	(i and ii) June 2018; (iii) November 2018	(i and ii) For 30% of the credit facility: SELIC rate + 0.4% p.a.; for 70% of the facility: Long-Term Interest Rate (TJLP). (iii) For 30% of the credit facility: SELIC rate; for 70% of the facility: Long-Term Interest Rate (TJLP)
						All facilities further include the BNDES basic remuneration (2% p.a.) and the Intermediary Bank remuneration.	Guarantee of the Company Natura Cosméticos S.A.
BNDES—FINAME(7)	0.3	0.7	3.5	Real	(i) February 2018; (ii) March 2018; (iii) May 2018; (iv) June 2018; (v) July 2018; (vi) September 2018; (vii) April 2019; (viii) June 2019; (ix) April 2020; (x) June 2020; (xi) March 2021	Interest of 4.5% p.a. + TJLP for contracts up to 2012 and for contracts executed as of 2013 fixed rate of 3% p.a. (PSI) (2) (d); Contracts from August 2014 to May 2016 at fixed rate of 6% p.a. to 10.5% p.a.	Fiduciary sale, promissory notes and Guarantee of Natura Cosméticos S.A.
Financial lease	2,271.8	446.2	462.8	Real	August 2026	Interest of 9% per year + IPCA (3)	Fiduciary sale of assets object of lease contracts.
Working capital—International operation— Peru	17.8	21.0	21.4	Novo Sol	January 2019	Interest of 3.56% per year	Guarantee of the Company Natura Cosméticos S.A.
Working capital— International operation— Mexico	17.3	10.0	59.0	Mexican peso	October 2020	Interest of 0.98% per year to 1. 15% per year + TIIE (4).	Guarantee of the Company Natura Cosméticos S.A.
Working capital— International operation— Colombia	—	—	16.7	Colombian peso	December 2018	Interest of 6.95% per year	Guarantee of the Company Natura Cosméticos S.A.
Working capital— International operation—Operation Aesop	36.7	59.9	88.3	Australian dollar	August 2021	BBSY + interest 0.92% and Libor + interest 0.92%. (5)	Bank guarantee
Working capital— International operation—The Body Shop	—	—	2.0	GBP	October 2018	Interest of 0.33% p.m.	N/A

Local Currency	6,744.6	5,427.5	8,821.4

	As of June 30, 2019	As of December 31, 2018	As of December 31, 2017	Currency	Maturity	Interest	Security/ Guarantee
		(in millions)
Foreign Currency
BNDES(7)	12.3	17.1	22.8	Dollar	October, 2020	Exchange fluctuation + interest of 1.8% per year to 2.3% per year + Resolution 635 (6)	Guarantee of Company Natura Cosméticos S.A. and bank guarantee
ACE—Advances on Exchange Contracts Delivered	0.6	—	—	Dollar	August 2019	Discount of 3.72% p.a.	None
Resolution 4131/62	194.2	—	487.7	Dollar	(i) April 2018 May 2018 and (ii) May 2022	(i) Exchange fluctuation + Libor + Over Libor of 1.32% per year to 2.90% per year and (ii) Exchange fluctuation + Libor + Over Libor + 1.10% per year (6)	Guarantee of Natura Indústria

Notes	2,923.9	2,995.8	—	Dollar	February 2023	Interest of 5.375% per year (6)	None

Total in foreign currency	3,130.9	3,012.9	510.5

Overall total	9,875.5	8,440.3	9,331.9

Current	1,271.6	1,181.9	4,076.7

Noncurrent	8,604.0	7,258.5	5,255.2

Debentures
Current	632.2	934.4	579.8

Noncurrent	3,597.6	3,746.3	3,200.0

(1)	CDI rate—Interbank Loan Rate.
(2)	PSI—Investment Support Program.
(3)	IPCA—Consumer price index expanded.
(4)	TIIE—Interbank Equilibrium Interest Rate from Mexico.
(5)	BBSY—Bank Bill Swap Bid Rate.
(6)	Loans and financing for which swap contracts (CDI) were entered into. These loans and financing are not being shown net of their derivatives.
(7)	These loans are subject to the general provisions applicable to BNDES agreements, including provisions that restrict us from obtaining certain new indebtedness.

The following table shows the maturities of our non-current consolidated debt, including lease liabilities, as of June 30, 2019 and December 31, 2018:

Maturity of loans and financing, including lease liabilities	Value
	June 30, 2019	December 31, 2018
	(in millions of R$)
2019	—	—
2020	1,494.4	1,459.4
2021	2,552.2	2,284.3
2022 and thereafter	4,557.4	3,514.8
Total	8,604.0	7,258.5

Main Financing Agreements

Our principal financing agreements as of June 30, 2019 are described below:

Loan Agreements with BNDES

We are party to financing agreements with BNDES. The proceeds from these financings fund the improvement of certain product lines, research and development, information technology projects, as well as upgrades to our industrial park and distribution centers. Below is a summary of our principal outstanding financings with BNDES. As of June 30, 2019, the outstanding balance on the loan agreements was R$66.8 million.

On July 18, 2012, Natura Indústria entered into a loan agreement with BNDES in the principal amount of R$141.1 million to build a soap plant in Benevides, State of Pará, and purchase machinery and equipment required at the plant, as well as for the investment in working capital. R$12.6 million will be amortized in 78 monthly and consecutive installments beginning on May 15, 2014 and ending on October 15, 2020; R$128.5 million will be amortized in 78 monthly and consecutive installments beginning on March 15, 2014 and ending on August 15, 2020.

On May 9, 2012, we entered into a loan agreement with BNDES in the principal amount of R$17.5 million for the implementation of a distribution center in the neighborhood of Parque Anhanguera, in São Paulo, including the financing and acquisition of machines and required equipment. R$12.6 million will be amortized in 78 monthly and consecutive installments, beginning on February 15, 2014 and ending on July 15, 2020; R$4.8 million will be amortized in 78 monthly and consecutive installments, beginning on December 15, 2013 and ending on May 15, 2020.

On May 9, 2012, we entered into a loan agreement with BNDES in the principal amount of R$4.2 million to fund research and development in the areas of haircare, body care and soaps and the pilot launch of a new product line. The loan will be amortized in 78 monthly installments beginning on December 15, 2013 and ending on May 15, 2020.

On May 9, 2012, Natura Inovação entered into a loan agreement with BNDES in the principal amount of R$8.6 million to fund research and development in the areas of haircare, body care and soaps and the pilot launch of a new product line. The amount will be repaid over 78 monthly installments beginning on December 15, 2013 and ending on May 15, 2020.

On May 9, 2012, Natura Indústria entered into a loan agreement with BNDES in the principal amount of R$4.6 million to fund the acquisition of imported machines and equipment that have no similar national equivalent, research and development in the haircare, body care and soap segments, and the pilot launch of a new product line. R$4.1 million will be amortized in 78 monthly and consecutive installments, beginning on February 15, 2014 and ending on July 15, 2020; R$0.5 million will be amortized in 78 monthly and consecutive installments, beginning on December 15, 2013 and ending on May 15, 2020.

On August 13, 2013, Natura Cosméticos, Natura Indústria and Natura Inovação entered into a revolving loan agreement with BNDES in a principal amount up to R$600.0 million with a term of five years for investment purposes. This agreement is guaranteed by Natura Cosméticos. On December 13, 2013, Natura Cosméticos, Natura Indústria and BNDES entered into an amendment providing for the disbursement of R$47.8 million to Natura Indústria to finance the acquisition of machinery and equipment, the construction of a new effluent treatment station, as well as capacity expansions to our Cajamar plant. The amortization of the R$39.3 million disbursement will be made in 72 monthly installments beginning on July 15, 2015 and ending on June 15, 2021. The remaining amount will be paid in 72 monthly installments beginning on August 15, 2015 and ending on July 15, 2021.

Additionally, the amendment also provided for a disbursement of R$12 million to Natura Cosméticos to finance the implementation of a new information technology system for the operation of a distribution center in São Paulo. R$9.6 million will be paid in 60 monthly installments beginning on January 15, 2015 and ending on December 15, 2019. R$2.4 million will be paid in 60 monthly installments beginning on February 15, 2015 and ending on January 15, 2020.

On September 13, 2013, we entered into a loan agreement with BNDES in the principal amount of R$37.3 million to implement the first stage of a project to digitally connect Natura to its independent beauty consultants and final consumers. The loan will be amortized in 72 monthly installments beginning on October 15, 2015 and ending on September 15, 2021.

Export Financing—BNDES Exim

We have entered into a secured credit facility with BNDES, designated BNDES Exim, for the purpose of financing the production of goods and services for export. The transfer of funds from BNDES to us is made through Banco Alfa de Investimentos S.A. and Banco Santander S.A., who act as financial agents. In addition, we and our subsidiaries are required to comply with provisions applicable to BNDES agreements. As of June 30, 2019, there was no outstanding balance in this credit facility.

In June 2016, we entered into a credit facility for a R$247.2 million BNDES Exim loan, maturing on June 15, 2018, where 30% of the loan has an interest rate equivalent to the SELIC rate plus 0.4% per year, and 70% of the loan with interest accruing at the TJLP rate. BNDES also receives a fee of 2% per year, in addition to the fee paid to the agent.

FINAME—Financing of Machines and Equipment

Natura Indústria is party to a FINAME credit facility, a loan granted by BNDES to finance the acquisition of Brazilian manufacturing machines and equipment. The loan is transferred directly to the company through a financial institution appointed by BNDES.

From 2012 to 2016, Natura Cosméticos and Natura Indústria entered into FINAME agreements in order to finance machines and equipment, in the aggregate principal amount of R$29.3 million, with similar terms and conditions. These agreements also provide for the transfer of the fiduciary ownership of goods described in the relevant agreements. Natura Indústria is the trustee of these goods, and Natura Cosméticos is the guarantor. In addition, Natura Cosméticos and its subsidiaries are required to comply with the provisions applicable to BNDES agreements and the general conditions regulating the operations of FINAME. As of June 30, 2019, the outstanding balance on these loan agreements was R$0.3 million.

Loan Agreement with FINEP

On December 6, 2013, Natura Inovação and FINEP entered into a loan agreement in the principal amount of R$205.8 million to finance investments in tangible assets, including physical infrastructure, and intangible assets. This loan was amortized in 81 monthly installments beginning on June 15, 2016 and ending on June 15, 2023. The loan is guaranteed by Natura Cosméticos. As of June 30, 2019, the outstanding balance on this loan agreement was R$116.4 million.

Debentures

On March 16, 2015, we completed our sixth issuance of debentures in an aggregate principal amount of R$800 million. As of the date of this proxy statement/prospectus, 5,000 debentures allocated to the third series remain outstanding, maturing on March 16, 2020. The third series bearing interest at 109% of the DI rate.

On September 28, 2017, we completed our seventh issuance of debentures in an aggregate principal amount of R$2.6 billion. We issued 260,000 debentures with 77,273 allocated to the first series, maturing on September 25, 2020, and 182,727 allocated to the second series maturing on September 25, 2021. Each series bears interest at 100% of the DI rate plus an applicable spread of 1.40% for the first series and 1.75% for the second series.

On February 16, 2018, we completed our eighth issuance of debentures in the aggregate principal amount of R$1.4 billion. Interest will be paid in three installments, starting on the issue date, with the first payment due on August 14, 2018, the second payment on February 14, 2019 and the final payment on August 14, 2019. The nominal unit value of the debentures was amortized in a single installment on August 14, 2019. On September 28, 2018, there was partial amortization of R$1.0 billion, resulting in a debt balance of R$400.0 million for the eighth issuance of debentures.

On September 21, 2018, we completed our ninth issuance of debentures in the aggregate principal amount of R$1.0 billion. This amount was used to prepay the eighth issuance. The issuance consisted of 100,000 debentures, of which 38,904 were issued in the first series, maturing on September 21, 2020, 30,831 were in the second series, maturing on September 21, 2021, and 30,265 were in the third series, maturing on September 21, 2022, with interest accruing at a rate equivalent to 109.5%, 110.5% and 112%, respectively, of the cumulative variation of the average daily rates of Interbank Deposits (DI).

Promissory Notes

On August 2, 2017, we completed our third issuance of promissory notes to the public in Brazil for an aggregate principal amount of R$3.7 billion. We issued a total of 74 promissory notes due on February 19, 2018, with interest accruing at a rate equivalent to 108% of the interbank deposit rate—DI rate. The proceeds from this offering were used to pay for our acquisition of The Body Shop. On January 16, 2018, The Body Shop, along with Indústria e Comércio de Cosméticos Natura Ltda. and Natura Inovação e Tecnologia de Produtos Ltda. issued a corporate guarantee in favor of the holders of the promissory notes in the total amount of R$3.7 billion as part of the same transaction.

As of June 30, 2019, there was no outstanding balance on the promissory notes.

Notes

On February 1, 2018, we issued 5.375% senior notes due 2023 in the aggregate principal amount of U.S.$750 million, with semiannual interest payments in February and August. The proceeds from this issuance were used to repay certain existing indebtedness. Concurrently with the issuance of the notes, we entered into certain derivative instruments to mitigate our interest rate exposure associated with the notes. As of June 30, 2019, the outstanding balance of notes was R$2,923.9 million.

Resolution 4131/62

We enter into Letters of Credit—Transfer of Funds Raised Abroad denominated in foreign currency via Resolution No. 4,131/62 with financial institutions due to favorable rates. The funds raised in this operation will be allocated to finance our working capital.

On May 20, 2019, a total of U.S.$50 million was raised at Libor + 1.1% p.a. plus the exchange rate variation, with semiannual interest payments in May and November, maturing on May 20, 2022.

Restrictive Covenants

The majority of our financing agreements do not require us to comply with financial ratio maintenance covenants. The financial covenants in our loan agreements with the BNDES can be suspended if we obtain a letter of credit from a bank. In 2017, in connection with the acquisition of The Body Shop, we obtained several letters of credit and, as a result, the financial covenants under the BNDES agreements are not currently in force. Moreover, the loans we have entered into with the BNDES are subject to the general provisions applicable to BNDES agreements. Such provisions restrict the borrowers, including the Company, from entering into certain transactions without obtaining prior consent from the BNDES, including: (1) granting preference to other credits, (2) amortizing shares, (3) issuing debentures, (4) issuing beneficiary parties, (5) entering into new debts (subject to certain exemptions) and (6) disposing of or encumbering certain assets.

In addition, the indenture for our seventh issuance of debentures, which occurred in September 2017, requires us to maintain a Net debt/EBITDA ratio equal to or lower than: (i) 3.75, between December 31, 2017 and June 30, 2018; (ii) 3.50, between December 31, 2018 and June 30, 2019; (iii) 3.25, between December 31, 2019 and June 30, 2020; (iv) 3.00, between December 31, 2020 and June 30, 2021; and (v) 3.00, between December 31, 2021 and June 30, 2022.

As of the date of this proxy statement/prospectus, we were in compliance with the covenants of our financing agreements, including the financial covenants.

Working Capital

As of June 30, 2019, we had working capital (which we define as consolidated current assets minus current liabilities) of R$1,547.6 million, compared to R$1,888.9 million as of December 31, 2018. This difference mainly resulted from the recognition of lease liabilities due to the adoption of IFRS 16 beginning on January 1, 2019.

As of December 31, 2018, we had working capital of R$1,888.9 million, compared to R$144.3 million as of December 31, 2017. This difference mainly resulted from a decrease in our current borrowings, financing and debentures due to the settlement of the promissory notes in 2018 (short-term financing for The Body Shop acquisition), after the issuance of the 5-year maturity bonds.

As of December 31, 2017, we had working capital of R$144.3 million, compared to R$625.0 million as of December 31, 2016. The difference between the position as of December 31, 2017 and December 31, 2016 was primarily attributable to an increase in our current borrowings, financing and debentures due to the issuance of debentures and commercial promissory notes in 2017 in order to finance the acquisition of The Body Shop.

Unused Sources of Liquidity

The amount available under revolving credit facilities is up to £70 million, with no guarantee, that can be withdrawn in installments to meet short-term financing needs of The Body Shop International Limited. There is no amount outstanding as of June 30, 2019.

Capital Expenditures

Our operating activities require regular capital expenditures, particularly with regards to the development of our infrastructure and the acquisition of supplies, such as software, machines, tools, vehicles and industrial casts.

Investments

The following table sets forth additions to property, plant, and equipment and to intangible assets for the periods indicated:

	As of and for the Six Months Ended June 30,		As of and for the Fiscal Year Ended December 31,
	2019	2018	2018	2017	2016
	(in millions of R$)
Software	22.4	47.9	190.0	95.6	93.6
Machinery, tools and implements	3.2	2.7	11.2	3.2	13.2
Vehicles	1.4	6.9	25.2	23.5	24.3
Buildings and facilities	16.2	17.4	38.0	46.7	24.5
Templates(1)	—	—	0.1	7.2	1.5
Information technology equipment	7.3	12.0	24.5	22.6	15.9
Furniture and fixtures	6.3	13.7	34.9	34.4	7.3
Ongoing investment / advances to suppliers	104.0	44.5	157.8	117.7	121.4
Other investments	56.7	5.3	10.2	11.6	4.0

Total acquisitions of property, plant and equipment and intangible assets	217.5	150.4	491.8	362.5	305.7

(1)	Refers to steel casts or templates specially manufactured by our suppliers, used in the production of bottles and plastic packaging for our products. We hold the property of such casts.

In the six months ended June 30, 2019, our acquisitions of property, plant and equipment and intangible assets totaled R$217.5 million compared to R$150.4 million in the six months ended June 30, 2018, representing an increase of 44.6%. This increase was primarily related to ongoing investments, which includes a new distribution center in Mexico as well as investments in digital technology.

In the fiscal year ended December 31, 2018, our acquisitions of property, plant and equipment and intangible assets totaled R$491.8 million compared to R$362.5 million in the fiscal year ended December 31, 2017, representing an increase of 35.7%. This increase was primarily due to the inclusion of The Body Shop’s capital expenditures for the whole year in 2018, compared to only for four months in 2017 (acquisition closing occurred in September 2017) and investments to support the evolution of the commercial models in Brazil, especially in systems and technology platforms. In the fiscal year ended December 31, 2017, acquisitions of property, plant and equipment and intangible assets totaled R$362.5 million, compared to R$305.7 million in the fiscal year ended December 31, 2016, representing an increase of 18.5%. This increase was primarily due to the addition of four months of capital expenditures of The Body Shop, after its acquisition in September 2017.

Our capital expenditure program is currently focused on opening and refurbishing existing stores, digital technology, product innovation as well as projects that aim to increase our operational efficiency and productivity. Our and our subsidiaries’ commitments for capital expenditures as of June 30, 2019 and December 31, 2018 amounted to R$491.8 million and R$637 million, respectively. For more information, see “Information about Natura &Co—Capital Expenditures.”

Off-Balance Sheet Arrangements

As of June 30, 2019, we did not have any off-balance sheet arrangements.

Contractual Obligations and Commitments

The following table sets forth the maturity schedule of our material contractual financial obligations as of June 30, 2019:

	Less than 1 year	1 to 5 years	More than 5 years	Total expected cash flow
	(in millions of R$)
Borrowings, financing and debentures	1,108.4	7,615.9	—	8,724.3
Lease liabilities	567.3	1,735.9	529.5	2,832.8
Payables to related parties, trade payables and forfaiting operations	1,693.0	—	—	1,693.0

Total	3,368.7	9,351.8	529.5	13,250.0

The following table sets forth the maturity schedule of our material contractual financial obligations as of December 31, 2018:

	Less than 1 year	1 to 5 years	More than 5 years	Total expected cash flow
	(in millions of R$)
Borrowings, financing and debentures(1)	1,477.1	8,381.8		9,858.9
Lease liabilities	486.5	1,039.4	337.1	1,863.0
Payables to related parties, trade payables and forfaiting operations	1,736.8	—	—	1,736.8

Total	3,700.4	9,421.2	337.1	13,458.7

(1)	Store leases under financial lease criteria are recorded as financing.

Since June 30, 2019, there have been no material changes to the contractual financial obligations described above.

Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•	global economic conditions;

•

events and risk perception in relation to corruption allegations involving Brazilian companies and politicians, as well as the impacts of the resulting investigation on the Brazilian economy and political outlook as a whole;

•

changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients;

•	conditions in the stock and credit markets;

•	risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and

•	the risks of currency fluctuations and foreign exchange controls.

For more information, see “—Principal Factors Affecting our Results of Operations” and “Risk Factors.”

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Foreign currency exchange rate risk

Foreign currency exchange rate risks arise from financial instruments denominated in currencies different from their functional currencies. To reduce this exposure, we have implemented policies to hedge against the foreign exchange risk and limit exposure to this risk.

As of June 30, 2019 and December 31, 2018, we were exposed to the risk of fluctuation of the U.S. dollar, euro and pound sterling. In order to hedge foreign exchange exposures in relation to foreign currency, we entered into transactions with derivative financial instruments such as “swap” and “Forward Delinquency” (“Non-Deliverable Forwards—NDF”). Pursuant to the Foreign Exchange Protection Policy, the derivatives contracted must limit the loss related to the exchange devaluation in relation to the net income projected for the current year, given a certain estimate of exchange rate devaluation against the U.S. dollar. This limitation defines the ceiling or maximum exchange exposure permitted to Natura &Co in relation to the U.S. dollar and Euro. As of June 30, 2019, the balance sheet includes accounts denominated in foreign currency which, in the aggregate, represented net liabilities of R$3,130.9 million (R$3,012.9 million as of December 31, 2018, R$510.5 million as of December, 31, 2017, and , R$1,658.7 million as of December 31, 2016). These accounts consist of borrowings and financing, 100% hedged with swap derivatives.

Derivative financial instruments to hedge foreign currency exchange risk.

We classify derivative financial instruments into “financial,” “operating” and “other derivative financial instruments.” “Financial” derivatives include swaps or forwards contracted to hedge against the foreign exchange risk associated with foreign-currency-denominated borrowings, financing, intercompany loans and notes issued in the international debt capital markets. “Operating” derivatives (usually forwards) include derivatives contracted to hedge against the foreign exchange risk on the business’s operating cash flows.

As of June 30, 2019, and December 31, 2018 and 2017, we had outstanding swap and forward contracts to hedge against foreign currency exchange risk, with maturities between January 2020 and February 2023 with Bank of America, HSBC, Citibank, Bradesco and Itaú BBA, as described in the following table:

	Notional(2)			Accrual			Fair Value(3)			Gain (Loss) (adjustment MTM)
	June 30, 2019	December 31, 2018	December 31, 2017	June 30, 2019	December 31, 2018	December 31, 2017	June 30, 2019	December 31, 2018	December 31, 2017	June 30, 2019	December 31, 2018	December 31, 2017
						(in millions of R$)
Type of transaction
Swap contracts(1)
Asset position:
Long position-U.S. dollar	2,583.4	2,381.9	494.3	3,151.4	3,038.9	510.1	3,546.7	3,295.0	510.4	395.0	256.1	0.4
Liability position:
CDI floating rate:
Short position in CDI	2,583.4	2,381.9	494.3	2,678.4	2,478.6	500.2	2,961.4	2,779.7	500.5	283.0	301.1	0.3
Swap contracts(1):
Asset position:
Short position in Mexican peso	38.2	58.6	—	38.6	56.6	—	39.2	57.3	—	0.5	0.7	—
Liability position:
CDI floating rate:
Long position in interbank rate	38.2	58.6	—	38.8	59.5	—	39.4	60.3	—	0.6	0.8	—

	Notional(2)			Accrual			Fair Value(3)			Gain (Loss) (adjustment MTM)
	June 30, 2019	December 31, 2018	December 31, 2017	June 30, 2019	December 31, 2018	December 31, 2017	June 30, 2019	December 31, 2018	December 31, 2017	June 30, 2019	December 31, 2018	December 31, 2017
						(in millions of R$)
Swap contracts (a):
Asset position:
Short position in Chilean peso	39.2	—	—	39.5	—	—	40.0	—	—	0.5	—	—
Liability position:
CDI floating rate:
Long position in interbank rate	39.2	—	—	38.7	—	—	39.2	—	—	0.5	—	—

Forward contracts (4)
Net exchange position vs. GBP	—	—	316.0	—	—	0.6	—	—	0.8	—	—	0.2

Total net financial derivatives	—	—	316.0	473.7	557.4	10.5	585.9	512.4	10.8	112.0	(45.0)	0.3

(1)	Swap transactions consist of swapping the exchange rate fluctuation for a percentage of the floating rate Interbank Deposit Rate (CDI).
(2)	The notional amount represents the amounts of the contracted derivatives.
(3)	Fair value refers to the value of outstanding contracted derivatives recognized in balance sheets.
(4)	Financial forward operations consist of hedging against exchange variation through operations involving various currencies against the pound sterling.

As of June 30, 2019, December 31, 2018 and 2017, due to the fact that our derivative financial instrument contracts are entered into directly with financial institutions and not through a stock exchange, there are no margin calls deposited as guarantees of these transactions.

Operational Derivatives

As of June 30, 2019, December 31, 2018 and 2017, we hold forward derivative instruments with HSBC and Santander in order to hedge against exchange rate risk on import and export operations of the subsidiary The Body Shop against the pound sterling and U.S. dollar. As of June 30, 2019, we held forward derivative instruments with HSBC in order to hedge against exchange rate risk in the purchase of imported equipment (fixed asset) of our Mexican subsidiary Natura Distribuidora, against Mexican pesos. These derivatives are measured at fair value, with gains and losses recognized in the group of costs of products sold.

Derivative instruments designated for hedge accounting

We have designated to hedge accounting our derivative financial instruments for hedging loans denominated in foreign currency of Natura Cosméticos and Natura Distribuidora de México, S.A. de C.V., and operating cash flows resulting from the purchase and sale denominated in foreign currency of The Body Shop. As of June 30, 2019, the consolidated position of instruments designated as cash flow hedge totaled U.S.$800 million (MXN191.5 million, and CLP6,933.5 million) of notional amount or R$2,578.1 million, R$1,006.7 million, R$38.2 million and R$39.2 million, respectively. As of December 31, 2018, the consolidated position of instruments designated as cash flow hedge totaled U.S.$750 million, £383.4 million and MXN297.2 million of notional amount or R$2,371.8 million, R$2,003.9 million and R$58.6 million, respectively.

Sensitivity analysis

For the sensitivity analysis of the risk of foreign exchange rate exposure, in addition to the assets and liabilities with exposure to the fluctuation of exchange rates recorded in the balance sheet, we consider the value of the fair value of the financial instruments contracted by us for the protection of certain exposures as of

June 30, 2019 and December 31, 2018, such as loans and financing registered in Brazil in foreign currency, receivables registered in Brazil in foreign currency, Accounts payable registered in Brazil in foreign currencies and value of the financial derivatives.

This analysis considers only financial assets and liabilities registered in Brazil in foreign currency, since exposure to exchange variation in other countries is close to zero due to the strength of currencies and the effectiveness of their derivatives, and considers that all other variables, especially interest rates, remain constant and ignore any impact of forecasting purchases and sales.

The tables below show the gain (loss) based on our current foreign currency exposure as of June 30, 2019, that would have resulted from certain scenarios. The probable scenario considers forward rates for the U.S. dollar, based on quotes obtained from B3 on the respective maturity dates of the financial instruments exposed to foreign exchange risks, varying from (R$3.90 /U.S.$1.00) to (R$5.90 /U.S.$1.00). Scenarios II and III consider a 25% (R$2.90/U.S.$1.00) and 50% (R$1.93 /U.S.$1.00), appreciation of U.S. dollar against the real, respectively.

Description	Risk	Probable scenario	Scenario II	Scenario III
		In millions of R$
Net exposure	Appreciation of the U.S. dollar	3.7	(125.2)	(382.9)

The tables below show the gain (loss) based on our current foreign currency exposure as of December 31, 2018 that would have resulted from certain scenarios. The probable scenario considers future real-U.S. dollar exchange rates on the B3 for the maturity dates of the financial instruments exposed to foreign exchange risks that range from (R$3.89/U.S.$1.00) to (R$5.84/U.S.$1.00). Scenarios II and III consider a 25% (R$4.87/U.S.$1.00) and 50% (R$5.84/U.S.$1.00), appreciation of U.S. dollar against the real, respectively.

Description	Risk	Probable scenario	Scenario II	Scenario III
		In millions of R$
Net exposure	Appreciation of the U.S. dollar	1.3	52.1	85.9

Interest rate risk

Interest rate risk arises from investments and loans, financial instruments issued at floating rates, which expose us to cash flow risks associated with the interest rate. Financial instruments issued at fixed rates expose us to fair value risks associated with the interest rate. We adopt the policy of maintaining its rates of exposure to asset and liability interest rates pegged to floating rates. Short-term investments are adjusted by the Interbank Deposit Rate (CDI) whereas borrowings and financing are adjusted based on the Long-term Interest Rate (TJLP), CDI and fixed rates, according to the contracts made with the related financial institutions, and trading securities with investors in this market.

Any increase in interest rates will increase the costs of servicing our Net Debt, which could adversely affect our business, financial condition and operating results. Moreover, any increase in the basic interest rate by the Brazilian Central Bank could negatively affect our results by reducing economic growth and, consequently, demand for our products.

The Group contracts swap derivatives for the purpose of mitigating the risks of loans and financing contracted at fixed rates.

Sensitivity analysis

The table below sets out our total exposure to interest rate risk, including risks arising from changes in the CDI rate, as of June 30, 2019:

In millions of R$
Total borrowings and financing—in local currency	(4,472.8)
Operations in foreign currency with derivatives pegged to CDI(1)	(3,130.9)
Short-term investments	1,129.8

Net exposure	(6,473.9)

(1)	Refers to transactions involving CDI-backed derivatives to hedge the loans and financing arrangements raised in foreign currency in Brazil.

The table below sets out our total exposure to interest rate risk, including risks arising from changes in the CDI rate, as of December 31, 2018:

In millions of R$
Total borrowings and financing—in local currency	(5,427.5)
Operations in foreign currency with derivatives pegged to CDI(1)	(3,012.9)
Short-term investments	1,606.8

Net exposure	(6,833.6)

(1)	Refers to transactions involving CDI-backed derivatives to hedge the loans and financing arrangements raised in foreign currency in Brazil.

The tables below show the gain (loss) based on our current interest rate exposure as of June 30, 2019 that would have resulted from certain scenarios. The probable scenario considers future interest rates obtained on the B3 for the maturity dates of the financial instruments exposed to interest rate risks. Scenarios II and III consider an increase in the interest rate of 25% (7.9% per year) and 50% (9.4 % per year), respectively, of the CDI rate from 6.4 % per year.

Description	Risk	Probable scenario	Scenario II	Scenario III
		In millions of R$
Net liabilities	Interest rate increase	7.8	(93.8)	(195.5)

The tables below show the gain (loss) based on our current interest rate exposure as of December 31, 2018 that would have resulted from certain scenarios. The probable scenario considers future interest rates obtained on the B3 for the maturity dates of the financial instruments from which our exposure to interest rate risk arises. Scenarios II and III consider an increase in the interest rate of 25% (8.4% per year) and 50% (10.0% per year), respectively, of the CDI rate from 6.7% per year.

Description	Risk	Probable scenario	Scenario II	Scenario III
		In millions of R$
Net liabilities	Interest rate increase	(2.1)	(111.9)	(221.8)

Internal Compliance and Risk Management

Risk Management

Overview

In 2013, the audit, risk management and finance committee and the board of directors of Natura approved a document establishing guidelines for risk management, which functions as a policy for that purpose, and was updated in 2017 and 2019.

Risks identification, classification and mitigation resources

Our risk management policy aims to protect our value against uncertainty regarding potential losses and increase this value by maximizing opportunities. Therefore, we establish principles, concepts, guidance and responsibility in the risk management process. Through our Risk Management Policy, risks are managed through a system composed of: (i) each area of our business, directly responsible for the risks they manage, acting as a first line of defense; (ii) control structures, acting as a second line of defense, which aid management in the first line of defense to correctly manage risks; and (iii) the internal audit team, acting as a third line of defense, with an independent look to verify the efficacy of the models used.

We seek protection against risks inherent to our activities and that could possibly impact the reach of our strategic objectives, as per an evaluation conducted in line with the Corporate Risk Management Policy.

We seek to mitigate our risks through a structured process that encompasses: (i) analyses captured when formulating strategic decisions of internal and external factors; (ii) identifying factors that could impact the reach of our business goals; (iii) passing judgment on the level of exposure to these impacts and probabilities of risks based on set criteria; (iv) identifying controls and management practices related to such risks; (v) defining the treatment to be given to such risks, including taking out and managing insurance policies; and (vi) monitoring of such risks and the efficacy of the treatments administered to reduce or mitigate them.

Both the risk scenarios and risk matrices are updated and revised annually, depending on our strategic decisions and changes in the business. The internal controls are also reviewed annually and their efficiency is evaluated through test cycles. These analyses and revisions are monitored by the Executive Committee and by the committees that aid the Board of Administration.

Given the breadth and complexity of our operations, we understand that the risks and mechanisms we implement to mitigate and control such risks can vary and include, but are not limited to, those listed below. The principal risks against which we seek to protect ourselves from are divided into four major classes:

•

Strategic: We define a global strategic plan, which is a key document that sets out: (i) our short-, medium-, and long-term goals; (ii) decisions regarding investments in acquisitions and participations; and (iii) entry in new markets, in order to identify our strategic risks. This document is revised periodically with the involvement of every business unit. Strategies and their revisions are presented and debated at the Executive Committee and approved by the Board of Directors.

We manage our brands, commercial model and attractiveness to consumers for its independent beauty consultants, and permanently monitors these areas of performance, including consumer preferences and spending patterns. Additionally, we undertake projects focused on evolving the commercial model that are in line with our values and with the Strategic Plan. We have invested significantly in revitalizing the direct sales model (sale through relationships) in order to maintain quality relationships with our independent beauty consultants.

Innovation requires constant investment in all fronts: commercial strategy, digital platforms, product development, logistics, etc. We act diligently to control our registration of intellectual property, especially patents, industrial and brand designs. These actions are directly linked to managing our international and national competition, which offer similar product lines, and sometimes compete inside the same direct selling channel.

As a result of our acquisitions in 2017, we created the Group Operations Committee (GOC), composed of the President of the Board, the CEOs of the three companies (Natura, The Body Shop, and Aesop) and key-area executives. The GOC’s purpose is to aid the Board of Directors in defining and implementing the global strategy of Natura &Co, and supervising the business units and identifying synergies and opportunities between them. Furthermore, the GOC must also look over the organizational aspects of the group by making recommendations about any measures necessary to ensure their efficiency to the Board of Directors. The GOC also acts as a discussion and recommendation forum about our administrative and operational structures, as well as a place to promote the establishment of centers of excellence between the business units of the Group, seeking always best practices and excellence.

With respect to risks associated with attracting, retaining and training of key employees, in 2018 we complemented the “Nossa Gente” program, by focusing on the employee through a simple process that increases autonomy, non-hierarchical evaluations and real-time feedback, allowing employees to point out and take notice of their strengths and opportunities for improvement. For the development of our leadership, we enhanced two fundamental pillars of the “Mosaico” program: Leadership and Culture and Performance and Results, aligning the program with our organizational transformation. Furthermore, we also expanded the “Passaporte para o Futuro” program for those in the operations sector and in the sales force, allowing talent to thrive in various areas of our company. As a way to acknowledge and retain our workforce, we offer a compensation package that is above the market average, in order to share our wealth with our employees. Finally, we also annually review the short, medium, and long-term succession maps of senior managers and above, and map all critical leadership positions in order identify the need for development.

In terms of risks related to the environmental issues, we seek to combine our economic gains with our socio-environmental ones. Our strategic mitigation projects are structured in a multidisciplinary way and have become formal activities of our company, such as the Carbon Neutral Program, which prioritizes the reduction of direct and indirect emissions throughout the entire chain, besides compensating for 100% of the emissions not avoided. Furthermore, the use of inputs taken from our socio-biodiversity is guided by our Natura Policy for Sustainable Use of Products and Services, where we aim to ensure fair distribution of benefits to supplying communities, sustainable management of assets, and compliance with legislation regarding the use of genetic heritage. We have many other socio-environmental policies that, aligned with our values, seek to mitigate socio-environmental risks.

•

Operational: Regarding the research, development, manufacture and quality of our products, we adopt strict internal processes beginning in the conceptual development of the product, to the research for new ingredients, up until its availability in the market in order to ensure the health and safety of our consumers. Our health inspection monitors our products even after their launches, stimulating our process for continuous improvement.

Our products are composed of ingredients that are safe and in conformity with international legislation and good market practices. In the Research and Development phase, we undertake safety and efficiency tests and evaluations of products and raw material in silica, in vitro and in vivo, stability and microbiology tests, as well as transport and usage tests, guaranteeing that the product meets health, safety and performance standards. During production, we count on control processes, microbiology, stability and other quality controls. Furthermore, our packaging informs users of third-party products, any substances that may be harmful to the environment, how to use our products and correctly dispose of the packaging. For occupational risks inherent to our operations, we instituted the Occupational Health and Security Policy, allowing preventative action. We also maintain an open communication and relationship channel with our unions, recognizing them as legitimate representations of the interests of our employees, seeking always understanding and reconciliation between parties.

We also seek to mitigate operational risks that can impact directly in the execution of our strategies. Financial losses for failures or interruptions in the operating units are mitigated by taking out and managing of insurance policies that meet the needs of different business profiles. We maintain our operational stability within our principal IT systems by having data and server redundancy, information backup routines and access control, and by continuously monitoring and identifying security vulnerabilities in databases and infrastructure components. In order to ensure the safety of information, we have guidelines set out in the Code of Conduct to create employee awareness, and detail the mapping and treatment of information safety risks and adhere to the ISO 27.002:2013 standard.

In 2018, we initiated a project to adhere to the requirements of General Protection of Personal Information Law (13.709 of August 14, 2018), through a law office that specializes in digital rights to map improvement opportunities, multidisciplinary actions by the group in designing and implementing changes to the processes and routines when necessary and offering workshops administered by key internal agents.

Furthermore, we actively work to ensure the development and recognition of our suppliers. We rely on a structured process for including new suppliers, which go through audits to ensure that they meet our business requirements and that they share our values. We also periodically follow up with our key suppliers through a customized model. These suppliers, whenever necessary, should present actions to address deficiencies identified.

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Regulatory: We are constantly monitoring judicial rulings in all legal spheres, and promoting action through representation entities. We also diligently manage our legal liabilities with support from our internal team, which is composed of employees with first-hand educations, and from specialized partners, when needed. We also rely on our Compliance Department, which is responsible for analyzing any violations to our Code of Conduct and Anticorruption Policy, and overseeing any situations related to the prevention of money laundering, competition, fraud, etc.

•

Financial: We monitor the political and economic scenario of the countries in which we operate in order to reassess our strategy, if necessary. Through our Treasury Policy, we establish, ratify and unify concepts, criteria and delegation limits for any decisions that contemplate cash flow management and liquidity, investment and funding, exchange risk management, and bank relationships of all companies in the group. These actions allow us to continuously and proactively manage our financial risks, protecting our results and equity from non-compliance with contracted financial obligations.

Organizational structure

We have an internal control and a risk management department which reports to our chief financial and investor relations officer. Such department shall (1) monitor the priority risks identified and described in the policy, (2) update the risk dictionary and the risk management methodology, (3) take out and manage the insurance policies aforementioned, (4) map and treat information security risks and (5) update the internal control matrix and assess its effectiveness.

Aside from the internal controls and risk management department, we also have a defined governance structure, including:

•	Internal audit department. The internal audit department is responsible for conducting internal audit, as part of our internal review processes and investigating any irregularities.

•

Compliance department. The compliance department is responsible for providing guidance and conducting compliance reviews (focusing on topics related to Brazil’s anti-corruption laws), including reports of corruption received throughout the hotline, which are also available to Natura’s suppliers, partners, clients and consumers.

•	Systems management department. The systems management department is responsible for supporting Natura’s process chain, in addition to the existing guidance documents.

In addition, risk management is conducted by our central treasury, which also approves all investment and borrowing operations conducted by our subsidiaries and monitors compliance with the leverage ratios established in the financial covenants to which we are bound.

Internal Controls and Deficiencies

We have established an internal controls framework, prepared in accordance with the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)—a private U.S.-based organization whose mission is to disseminate principles and guidance for companies on their internal control structures. Our internal controls based on the COSO framework, which assist in the preparation of our financial statements, were first implemented in Brazil and are being deployed to our subsidiaries. The internal controls and the risk management department is responsible for keeping the internal control framework up-to-date and for reviewing the control descriptions, testing their effectiveness and monitoring the implementation of action plans when needed.

Our independent registered public accounting firm has reported deficiencies in our internal controls considered material weaknesses, which have been reported to Management and the Audit Committee in July 2019. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Such deficiencies were related to the controls over (i) the design and operating effectiveness of controls over the accounting for certain business combinations and (ii) design and operating effectiveness of controls over the financial reporting process that would prevent, detect and correct material misstatements. Some of the issues identified include the fact that the design of the control did not address (i) how the completeness and accuracy of the underlying data would be verified and reviewed by management; (ii) the procedures to be performed to review the assumptions made by the external expert engaged by management to measure the fair value of assets and liabilities identified; (iii) how management would evaluate whether assets of the acquiree would qualify for recognition under the IFRS 3—Business Combination; (iv) the evaluation of reasonableness of assumptions used to determine the consideration paid; and (v) the ability to prevent, detect and correct material misstatements identified during the audit. Certain deficiencies in the design of the controls intended to address the issues above were identified. Specifically, there was no evidence that controls had been executed as designed, and material misstatements were identified by the auditors. In addition, material errors in accounting, presentation and disclosure were identified and corrected in the financial statements.

We have adopted a remediation plan to address the deficiencies related to the controls described above, which includes the following among others: (i) enhancement of the controls over management’s review and approval of complex and non-recurring transactions; (ii) development and deployment of a revised standard “reporting package” controls to enhance the consolidation process, including the implementation of an automated consolidation system; (iii) enhancement of the controls related to management’s analysis and review of technical analysis to support complex accounting issues; (iv) enhancement of the controls around the consolidation procedures; (v) preparation of an accounting manual to ensure consistency in the application of accounting policies within the group (vi) establish an ongoing technical training program for the individuals who have financial reporting responsibilities and (vii) re-assessment of the accounting department in relation to size and responsibilities to ensure it includes adequate technical resources as well as resources number.

We are committed to maintaining strict internal controls and recognize that an environment with effective controls generates transparency and security for our stakeholders. There can be no assurance that our remediation efforts will continue to be successful. See “Risk Factors—Risks Related to Our Business and Industries in Which We Operate—Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF AVON

Avon is a global manufacturer and marketer of beauty and related products. Avon’s business is conducted primarily in the direct-selling channel. During 2018, Avon had sales operations in 56 countries and territories, and distributed products in 21 more. All of Avon’s consolidated revenue is derived from operations of subsidiaries outside of the United States. Avon’s reportable segments are based on geographic operations in four regions: Europe, Middle East & Africa; South Latin America; North Latin America; and Asia Pacific. Avon’s product categories are Beauty and Fashion & Home. Beauty consists of skincare, fragrance and color (cosmetics). Fashion & Home consists of fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, children’s products and nutritional products. Sales are made to the ultimate consumer principally through direct selling Sales Representatives, who are independent contractors and not employees of Avon.

For a discussion of Avon’s financial condition and results of operations, see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Item 7A. Quantitative and Qualitative Disclosures About Market Risk” of the Avon 2018 Form 10-K and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Item 3. Quantitative and Qualitative Disclosures About Market Rick” of the Avon June 2019 Form 10-Q, which are incorporated by reference into this proxy statement/prospectus. For more information about how to obtain copies of documents incorporated by reference, see the sections of this proxy statement/prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

MANAGEMENT AND COMPENSATION OF NATURA &CO

In this section, unless otherwise stated, references to “we,” “us,” “our,” “Natura” or “the Company” refer to Natura Cosméticos S.A. only and do not include its subsidiaries.

Pursuant to our by-laws (estatuto social), which were last amended at the extraordinary general meeting held on April 20, 2018, our board of directors and our executive officers are responsible for the operation of our business.

Board of Directors

Our board of directors is the decision-making body responsible for, among other things, determining the policies and guidelines for our business. The board of directors also supervises our executive officers and monitors their implementation of the policies and guidelines that our board of directors establishes from time to time.

In accordance with the Natura Cosméticos by-laws, the board of directors comprises a minimum of nine members and a maximum of eleven members. On the other hand, the board of directors of Natura &Co Holding will be composed of a minimum of nine members and a maximum of thirteen members. Our board of directors currently has ten directors, who were elected at the shareholders’ meeting held on April 12, 2019. The members of our board of directors are elected for up to two-year terms at a general meeting of shareholders and are eligible for reelection. Under the provisions of the Novo Mercado Rules, at least 20% of the members of our board of directors must be independent directors, as defined in accordance with the criteria of the Novo Mercado Rules. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Our by-laws do not include any citizenship or residency requirements for members of our board of directors. Our board of directors shall have up to three co-chairmen, as well as an executive chairman of the board of directors, who shall be elected by the majority of the directors at their first meeting, provided that no co-chairman may be appointed as chief executive officer of the Company (that is, holding both offices at the same time). The directors shall also determine, at their first meeting, the number of co-chairmen and choose one of them to preside over all the meetings of the board of directors held during their term of office.

Our board of directors, as a matter of course, shall have four meetings each year, however, an extraordinary meeting may be called at any time by the co-chairman appointed to preside over the meetings of the board of directors, or by the majority of its members. In the event of an impediment or vacancy, the board of directors shall call a shareholders’ meeting to elect a new director to fill the vacancy. To be valid, the meetings of the board of directors must be called at least 72 hours in advance. The documents supporting the agenda for an ordinary or extraordinary meeting must be submitted together with the call notice, subject to the internal regulations of our board of directors. Exceptionally, the meetings of the board of directors may be held via conference call, video conference, e-mail or any other form of communication. All decisions made by the board of directors are transcribed in minutes that are added to the Company’s book of minutes and signed by the directors present.

The following table sets forth certain information related to the current members of Natura Cosméticos’s board of directors, who shall also be appointed as directors of Natura &Co Holding following approval of the Transaction:

Name	Date of Election	Position Held
Antonio Luiz da Cunha Seabra	April 12, 2019	Co-chairman of the Board
Guilherme Peirão Leal	April 12, 2019	Co-chairman of the Board
Pedro Luiz Barreiros Passos	April 12, 2019	Co-chairman of the Board
Roberto de Oliveira Marques	April 12, 2019	Executive Chairman of the Board
Carla Schmitzberger	April 12, 2019	Independent Director

Name	Date of Election	Position Held
Fábio Colleti Barbosa	April 12, 2019	Independent Director
Gilberto Mifano	April 12, 2019	Independent Director
Ian Martin Bickey	April 12, 2019	Independent Director
Jessica DiLullo Herrin	April 12, 2019	Independent Director
Silvia Freire Dente da Silva Dias Lagnado	April 12, 2019	Independent Director

The terms of office of our directors expire on the date of general shareholders’ meeting which will approve the results of the fiscal year ended December 31, 2020.

The following is a summary of the business experience of the current directors. Unless otherwise indicated, the business address of our current directors is Avenida Alexandre Colares, No. 1188, Vila Jaguara, in the city and state of São Paulo, Brazil.

Antônio Luiz da Cunha Seabra. Mr. Seabra founded Natura in 1969. Since then, he has dedicated his efforts to building and developing the Natura brand. Mr. Seabra first opened a small store on Rua Oscar Freire in the city of São Paulo, where he offered personalized consulting services. Five years later, he expanded the reach of his message and products by adopting sales through consultant relationships as Natura’s commercial model. Currently, Mr. Seabra holds the following positions in other companies or non-profit organizations: executive officer at Orexis Participações Ltda., chief executive officer at Viva Vida Instituto de Ações Solidárias, chief executive officer at Lisis Participações S.A., officer at Homagus Adm. E Participações Ltda., officer at Janos Com. Adm. e Participações Ltda., chief executive officer at Axioma Adm. e Participações Ltda. and chief executive officer at Heuris Adm. e Consultoria Ltda.

Guilherme Peirão Leal. Mr. Leal has a bachelor’s degree in business administration from the University of São Paulo and attended the Advanced Management Program at Fundação Dom Cabral/INSEAD. He is the co-chairman of the board of directors and one of the Natura founders. Mr. Leal is also a director of the Natura Institute. Over the past 25 years, he has been involved in the creation and development of various companies and social organizations, such as Fundação Abrinq para os Direitos da Criança e do Adolescente (Abrinq Foundation for Children’s Rights), Instituto Ethos de Empresas de Responsabilidade Social (Ethos Institute of Companies and Social Responsibility) and Instituto Akatu para o Consumo Consciente (Akatu Institute for Conscious Consumption). He has also been involved with institutions such as Ashoka—Empreendedorismo Social (Ashoka—Social Entrepreneurship). After 2000, he became closely involved with various environmental institutions, such as the Fundo Brasileiro para a Biodiversidade (Brazilian Fund for the Biodiversity) (Funbio) and WWF Brasil. In 2007, Mr. Leal was one of the founders of Movimento Nossa São Paulo, an organization that coordinates various aspects of the local society for a better, fairer and more sustainable city. Since 2008, he has been structuring his legacy through Arapyaú Institute, an organization dedicated to education and sustainable development. In the 2010 national elections, he joined former Senator Marina Silva, then a member of the Green Party (Partido Verde), as candidate for Vice President. Together, they received approximately 20 million votes. In 2012, he helped found Rede de Ação Política pela Sustentabilidade (Political Action Network for the Sustainability—RAPS), an institution dedicated to supporting, developing and bringing together political leaders committed to ethical values, inclusivity and sustainable development. In the same year, he became part of the B-Team, a group of international leaders promoting social and environmental goals within their business communities. Currently, Mr. Leal holds the following positions in other companies or non-profit organizations: chief executive officer at GPLeal Administração e Participações Ltda., manager at Janos Administração e Participações Ltda., president at Utopia Participações S.A., executive officer at Dédalus Administração e Participações Ltda., executive officer at Homagus Administração e Participações Ltda., executive officer at Homagus Asset Management Ltda., executive vice-president at Axioma Administração e Participações Ltda., chief executive officer at Apoena Administração e Participações Ltda., executive officer at SG Debret Participações Ltda., executive officer at Modusvivendi Participações Ltda., member of the advisory board and ethics council of Instituto Ethos de Empresas e Responsabilidade Social, chairman of the executive board at Rede de Ação Política Pela Sustentabilidade—RAPS, co-founder at The Bteam, director at Instituto Arapyau de

Educação e Desenvolvimento Sustentável, director at Janos Holding Consultoria Ltda. and director at Biofílica Investimentos Ambientais S/A.

Pedro Luiz Barreiros Passos. Mr. Passos is the co-chairman of the board of directors and a co-founder of Natura. He is a director of the Natura Institute. Since 2013, he has served as chairman of the board of directors of TOTVS. Mr. Passos has a bachelor’s degree in production engineering from Escola Politécnica of the University of São Paulo and an extension degree in business administration from Fundação Getúlio Vargas. Mr. Passos also dedicates his time to various entities and organizations. He was president of the Institute of Studies for Industrial Development (IEDI) from 2009 to 2015, after which he became the director of the institute. In 2013, Mr. Passos was elected president of Fundação SOS Mata Atlântica, where he continues to lead the sustainable tourism initiative with a focus on the promotion of sustainable tourism in Brazil. He has been a member of Curatory Board of the National Quality Foundation since 2003 and of the boards of directors of Instituto Empreender Endeavor since 2005, of the Technological Research Institute (IPT) since 2006 and of the Dom Cabral Foundation since 2010. Mr. Passos is also a member of the Business Engagement for Innovation. Mr. Passos currently holds the following positions in other companies or non-profit organizations: officer at Anima Investimentos Ltda., officer at Passos Participações S.A., chairman of the board at Totvs, director at IPT, director at IEDI, director at Fapesp, director at Endeavor, director at Fundação Dom Cabral, chairman of the board at SOS Mata Atlântica and director at Instituto Semeia.

Roberto de Oliveira Marques. Mr. Marques has a bachelor’s degree in business administration from Fundação Getúlio Vargas—FGV. He also attended a non-degree program in marketing & strategic planning at the Getúlio Vargas Foundation in São Paulo and graduate programs at the Kellogg School of Management at Northwestern University and at The Wharton School at the University of Pennsylvania. He served as executive vice-president and president for North America at Mondeléz International, responsible for global sales of brands such as Oreo, Halls, Lacta and Trident. Mr. Marques worked for many years at Johnson & Johnson in positions such as global head of beauty and baby care products and over-the-counter medications. He is also a director at the Grocery Manufacturer Association. He was previously chairman at Johnson & Johnson and served as a director at the Consumer Health Care Products Association, at ENACTUS and at the Brazil-U.S. Business Council in the U.S. Chamber of Commerce.

Carla Schmitzberger. Ms. Schmitzberger has a B.S. in chemical engineering from Cornell University in 1984 and completed a non-degree program in strategic people management from FDC/INSEAD in 2000. She has served as director of the Sandals Business Unit of Alpargatas (Havaianas and Dupé) for ten years and is a statutory officer at the company. Previously, Ms. Schmitzberger worked at Citibank for eight years as vice president of Marketing and Products (Credit card) and vice president of Marketing (Citibank Consumer), and was responsible for the card portfolio at Citibank. She served as head of Marketing and Decision Management for Latin America at Citi Consumer Bank. Ms. Schmitzberger also worked for over 11 years at Procter & Gamble in several countries (Germany, Canada and Brazil) and in various product categories (Detergents, Personal and Home Care, Cosmetics and Diapers) and in several roles, being elected as associate director of marketing for Brazil. She also worked for Johnson & Johnson for more than two years.

Gilberto Mifano. Mr. Mifano holds a bachelor’s degree in business administration from the School of Business Administration of FGV-SP. From 1994 to 2008 he was chief executive officer of BOVESPA (the former name of the São Paulo Stock Exchange), and from 2008 to 2009 he was chairman of the board of directors of BM&FBOVESPA—Bolsa de Valores Mercadorias e Futuros S/A. Since 2009, Mr. Mifano has been an independent director of Cielo S/A, a consultant to the audit, risk management and finance committee of Natura S/A and an advisory director to Pragma Patrimônio Ltda. Since 2012, he has been an independent external director of TOTVS S/A, where he became an independent director in April 2017. He was also a member of the Sustainability Committee of Banco Santander Brasil until April 2017. He is also a member of the governing council of RAPS—Rede de Ação Política pela Sustentabilidade and an audit board member of the Natura Institute, CIEB (Center for Innovation in Brazilian Education) and the Amigos da Poli endowment. Mr. Mifano was chairman of the Brazilian Institute of Corporate Governance (IBGC) and a director at of SEB Educacional

S/A, Isolux Infrastructure S/A, and Baterias Moura S/A. At an international level, he served as member and vice-chairman, for about eight years, of the executive committees of the World Federation of Exchanges (WFE) and Latin American Federation of Exchanges (FIAB). Currently, Mr. Mifano holds the following positions in other companies or non-profit organizations: director at Cielo S/A, advisory board member at Pragma Gestão de Patrimônio Ltda., Audit Committee member at TOTVS S/A, Sustainability Committee member at Banco Santander Brasil S/A, director at Âmbar S/A, Advisory Board member at Construtora Pacaembu Ltda., director at Baterias Moura S/A, Audit Board member at Instituto Arapyau, Audit Board member at Instituto Natura, Audit Board member at CIEB Centro de Inovação para a Educação, member of Governing Council at RAPS—Rede de Ação Política pela Sustentabilidade and Audit Board member at Amigos da Poli.

Fábio Colletti Barbosa. Mr. Barbosa holds a degree in business administration from the School of Business Administration of FGV-SP and an MBA from the Institute for Management and Development of Lausanne, Switzerland. He has worked at companies such as Nestlé and Citibank. From 1993 to 1995, he was chief executive officer of LTCB Latin America, a Brazilian subsidiary of The Long Term Credit Bank of Japan. At ABN AMRO Brazil, he became chief executive officer in 1996 and took over as chairman of Banco Real in 1998 when it was acquired by the Dutch group. From 2006 to 2008, he was also responsible for ABN AMRO’s operations throughout Latin America. In 2008, Mr. Barbosa was elected chairman of the Santander Brasil Group, which consisted of Santander and Banco ABN AMRO Real. In 2011, he was elected the chief executive officer of Abril S.A., where he remained until 2015. He was an independent director at Petrobrás from 2003 to 2011 and a member of the Economic and Social Development Council of the Office of the President of Brazil. Mr. Barbosa is a director at Itaú Unibanco Holding, Instituto Empreender Endeavor and Almar Participações. He is also a member of the Advisory Board of Insper. Currently, Mr. Barbosa holds the following positions in other companies or non-profit organizations: chief executive officer at Abril Comunicações S.A., chairman at Banco Santander Brasil, chairman at Fundação OSESP, member of Governing Council at Insper, Director at UN Foundation (Fundação das Nações Unidas), chairman at Instituto Empreender Endeavor, director at Almar Participações S.A., Advisory Board member at Vox Capital—Investimentos, member of Investments Committee at Gávea Investments, director at Itaú Unibanco Holding S.A., director at Companhia Brasileira de Metalurgia e Mineração and vice chairman at Fundação Itaú Social.

Ian Martin Bickley. Mr. Bickley holds a bachelor’s degree in economics from Harvard University. He previously served as president of Global Business Development and Strategic Alliances at Tapestry, joining Coach in 1993. Prior to that, he served as director of operations for Quick Response GmbH, a women’s clothing company based in Munich, Germany. From 1988 to 1989, he acted as a consultant at LEK Partnership, a strategic management consulting firm, also based in Munich. He was also hired by Blackstone to be an advisor to Crocs, a publicly traded company with a U.S.$1.5 billion market capitalization.

Jessica DiLullo Herrin. Ms. Herrin holds a bachelor’s degree in economics from Stanford University. She is the CEO and founder of the Stella & Dot, Keep Collective and Ever Skin family of brands and is also the co-founder of WeddingChannel.com, a leading wedding website, where she also served as vice president of Product Management. In addition, she served at Dell Inc. as senior e-business manager and at Neilsen NetRatings as senior product marketing manager. In 2016, Ms. Herrin published her first book, Find Your Extraordinary: Dream Bigger, Live Happier, and Achieve Success on Your Own Terms. Ms. Herrin has won numerous awards and was recognized for her entrepreneurial achievements by O, The Oprah Magazine (in which Stella & Dot was recognized as one of the fastest growing private companies between 2010 and 2011), Fortune, The New York Times, The Wall Street Journal, InStyle and Glamour magazine, among others.

Silvia Freire Dente da Silva Dias Lagnado. Ms. Lagnado received a bachelor’s degree from the Escola Politécnica of the University of São Paulo in 1986. She is currently Executive Vice President and Chief Marketing Officer of the McDonald’s Corporation where she is responsible for global strategy, product development and market research. She was chief marketing officer and chief executive officer of Bacardi Global Brands from June 2010 to November 2012. She also worked at Unilever from 1986 to 2010, being elected the Global Executive Vice President of the Culinary Division in addition to serving in several other international positions during her 25 years with the company. As global executive vice president of the Culinary Division, based in London, she supervised the entire business unit, including Soups, Sauces, Broths and Frozen Products. While at Unilever, she also acted as senior global vice president of the Dove Brand, based in the United States, and vice president of Deodorants in Latin America, based in Buenos Aires. She served as an independent member of the boards of Nuelle Inc., a U.S.-based company, Sapient, in Boston, Massachusetts, and Britvic Plc., a soft drink production and marketing company in the United Kingdom.

Executive Officers

The board of executive officers of Natura Cosméticos serves as Natura Cosméticos’s executive management body. It is responsible primarily for managing Natura Cosméticos’s daily activities and implementing the general policies and guidelines set by the board of directors.

Pursuant to Natura Cosméticos’s by-laws, the board of executive officers must have a minimum of four and a maximum of ten officers. On the other hand, Natura &Co Holding’s board of executive officers must have a minimum of two officers, with no maximum number. Natura Cosméticos’s by-laws require that we have one chief executive officer, one chief financial and investor relations officer, one legal and compliance officer, one direct sales operational officer, one marketing, innovation and sustainability operational officer and the remaining members as executive operational officers. Every member of the board of executive officers shall be a resident of Brazil, and every member of the board of executive officers may or may not be a shareholder of the Company. Up to one-third of the positions on the board of the executive officers may be held by members of the board of directors.

The executive officers are elected for a term of three years, may be reelected and may be removed by the board of directors at any time.

The following table sets forth certain information related to the current executive officers of Natura Cosméticos:

Name	Date of Election	Position Held(1)
João Paulo Brotto Gonçalves Ferreira	April 26, 2018	Chief Executive Officer
José Antonio de Almeida Filippo	June 4, 2018	Chief Financial and Investor Relations Officer
Andrea Figueiredo Teixeira Álvares	April 26, 2018	Marketing, Sustainability and Innovation Operational Officer
Itamar Gaino Filho	April 26, 2018	Legal and Compliance Officer
Erasmo Toledo	April 26, 2018	Direct Sales Operational Officer

(1)

The current holders of the positions were approved at the Board of Directors’ meeting, held on April 26, 2018, except for José Antonio de Almeida Filippo, who was approved at the Board of Directors’ meeting held on June 4, 2018.

The terms of office of the executive officers of Natura Cosméticos expire in 2021.

The following is a summary of the business experience of our executive officers. Unless otherwise indicated, the business address of the executive officers is Avenida Alexandre Colares, No. 1188, Vila Jaguara, in the city and state of São Paulo, Brazil.

João Paulo Brotto Gonçalves Ferreira. Mr. Ferreira has a degree in electronic engineering from the University of São Paulo and an MBA from the University of Michigan. Previously, he served as vice president of Supply Chain at Unilever, where he worked for 20 years. In 2009, he joined Natura as vice president of Operations and Logistics.

José Antonio de Almeida Filippo. Mr. Filippo has a bachelor’s degree in civil engineering from the Federal University of Rio de Janeiro. He has also attended the Management Development Program at Harvard University. Mr. Filippo joined Natura in May 2018 as chief financial officer and Investor Relations officer. Previously, he was the chief financial officer of Embraer. Prior to working for Embraer, Mr. Filippo was the chief financial officer of Companhia Brasileira de Distribuição (a part of Grupo Pão de Açúcar), and also held the position of vice-president director for Finance and Investor Relations at CPFL Energia S.A.

Andrea Figueiredo Teixeira Álvares. Ms. Álvares holds a B.S. in Business Administration from the Getúlio Vargas Foundation (FGV). Previously, she served as head of the Snacks division of PepsiCo in Latin America. Prior to PepsiCo, where she worked for 15 years, she served for 7 years at Procter & Gamble in Brazil as a manager of new businesses and brand manager.

Itamar Gaino Filho. Mr. Gaino Filho holds a law degree and a master’s degree from the Pontifical Catholic University of São Paulo and a specialization program from the International Institute of Social Sciences, with experience in the legal and tax areas in multinational companies. He served as Senior Legal Director at PepsiCo, responsible for the beverages and food divisions. His experience also includes management positions at General Motors, Monsanto and Coca-Cola Femsa.

Erasmo Toledo. Mr. Toledo holds a degree in economics from the Fundação Armando Alvares Penteado (FAAP), and a post-graduate degree in financial administration from the University of São Paulo. He pursued the Programa de Desenvolvimento Diretivo da Auccion Escuela y Negocios (IAE—Argentina), as well as courses on advanced management at Dom Cabral, Insead and Amana-Key. He has been at Natura since 1990, and has held several positions and functions, such as international business officer, commercial management and innovation officer, commercial management officer in Brazil, general manager in Peru and operations manager in Argentina. Mr. Toledo has led the Company’s strong growth in Latin America for almost six years, and currently leads ADR Direct Sales in Brazil.

Fiscal Council

According to the Brazilian Corporation Law, the fiscal council is a body that is independent from our management and external auditors. The principal responsibility of the fiscal council is to review the acts and records of management, analyze our financial statements and report its findings to the shareholders.

Natura Cosméticos’s fiscal council is, and Natura &Co Holding’s fiscal council will be, a nonpermanent body. The by-laws require the fiscal council to be comprised of, when convened, three members and an equal number of alternate members. The fiscal council, in accordance with the by-laws and the Brazilian Corporation Law, may be installed at any general shareholders’ meeting at the request of shareholders representing at least 2% of our common shares and will remain in office until the first ordinary general shareholders’ meeting following its installation. The request to install the fiscal council can be submitted during any shareholders’ meeting, at which time the election of members of the fiscal council would occur. The fiscal council of Natura Cosméticos was not convened for the fiscal years of 2018 and 2019.

The Brazilian Corporation Law establishes the responsibilities, duties and powers of the fiscal council. Fiscal council resolutions are passed upon the majority of votes of fiscal council members present at fiscal council meetings.

Committees of Our Board of Directors

Audit, Risk Management and Finance Committee

The audit, risk management and finance committee is composed of three independent members of the board of directors; however, the risk management and finance committee of Natura &Co Holding shall be composed of, at least, three independent members of the board of directors. The committee also includes one member who is a financial expert appointed by the board of directors at the meeting where the members of the committee are elected. Natura Cosméticos’s audit, risk management and finance committee was created on July 27, 2000 at a general meeting. On May 2, 2019, the terms of the members of our audit, risk management and finance committee were renewed and will expire in 2021. The audit, risk management and finance committee is responsible for ensuring the swift operation of internal and external audit processes, mechanisms and controls related to risk management, compliance with financial policies given the strategic guidelines and risk profile of the business and review of financial statements and related information disclosed to the market.

The following table sets forth certain information related to the current members and advisors of Natura Cosméticos’s audit, risk management and finance committee, all of whom are independent:

Name	Date of Election	Position Held
Gilberto Mifano	May 2, 2019	Chairman
Roberto de Oliveira Marques	May 2, 2019	Member
Fábio Colletti Barbosa	May 2, 2019	Member
Lavinia Moraes de Almeida Nogueira Junqueira	May 2, 2019	External Consultant
Jorge Roberto Manoel	May 2, 2019	External Consultant

The terms of the members of the audit, risk management and finance committee will expire on May 2, 2021.

We present below a brief biographical description of each member of our audit, risk management and finance committee:

Gilberto Mifano. See “—Board of Directors.”

Roberto de Oliveira Marques. See “—Board of Directors.”

Fábio Colletti Barbosa. See “—Board of Directors.”

Lavinia Moraes de Almeida Nogueira Junqueira. Mrs. Junqueira holds a law degree from Universidade de São Paulo—SP and a master’s degree in economics from Pontifícia Universidade Católica de São Paulo—PUC-SP. She has eleven years of experience as a lecturer and has extensive experience with legal issues related with the Brazilian financial market, including the Brazilian Central Bank’s foreign exchange regulations. She worked at Itaú from 2000 to 2011. Mrs. Junqueira advises financial institutions and companies while structuring and implementing financial transactions in Brazil and abroad, including regulatory and tax issues. She has been a senior counsel to our audit, risk management and finance committee since 2015.

Jorge Roberto Manoel. Mr. Manoel holds a degree in accounting and business administration and a master’s degree in Finance Strategy from Universidade Federal de Minas Gerais—UFMG and technological knowledge and innovation from Universidade de São Paulo—USP. Mr. Manoel has experience in assurance, including audit, capital markets and risk and compliance consulting, which he gained while working for over thirty years for PricewaterhouseCoopers. Mr. Manoel acts as an external consultant of Natura’s audit, risk management and finance committee, as well as member of board of directors and fiscal council of other large Brazilian companies.

Organization and People Committee

Natura Cosméticos’s organization and people committee was created on March 6, 2001 by the board of directors. This committee shall be composed of at least three and no more than six members, all of whom must be members of the board of directors, one of whom shall chair the committee. The terms of the members, which last one year, will expire at the 2020 general shareholders’ meeting.

The organization and people committee is responsible for assisting the board of directors in making decisions regarding strategies, policies and rules related to human resources, corporate development and management systems and ensuring compliance therewith in relation to people planning and development, compensation and benefits of our management.

The following table sets forth certain information related to the current members of the organization and people committee of Natura Cosméticos:

Name	Date of Election	Position Held
Fábio Colletti Barbosa	May 2, 2019	Chairman
Carla Schmitzberger	May 2, 2019	Member
Roberto de Oliveira Marques	May 2, 2019	Member

The terms of the members of the organization and people committee will expire on May 2, 2021.

We present below a brief biographical description of each member of our organization and people committee.

Fábio Colletti Barbosa. See “—Board of Directors.”

Carla Schmitzberger. See “—Board of Directors.”

Roberto de Oliveira Marques. See “—Board of Directors.”

Strategy Committee

Natura Cosméticos’s strategy committee was established on October 5, 2005 by the board of directors. This committee shall be composed of at least three and no more than six members, all also members of the board of directors, one of whom shall chair the committee. The terms of the members of the strategy committee, which lasts one year, will expire at the 2020 general meeting of the shareholders of Natura Cosméticos.

The strategy committee is responsible for, among other things, helping to monitor and guide Natura Cosméticos’s corporate strategy, observing the strategic guidelines approved by the board of directors, communicating the Company’s concepts, values and beliefs and supporting its permanence.

The following table sets forth certain information related to the current members of Natura Cosméticos’s strategy committee:

Name	Date of Election	Position Held
Roberto de Oliveira Marques	May 2, 2019	Chairman
Silvia Freire Dente da Silva Dias Lagnado	May 2, 2019	Member
Ian Martin Bickley	May 2, 2019	Member

The terms of the members of the strategy committee will expire on May 2, 2021.

We present below a brief biographical description of each member of our strategy committee.

Roberto de Oliveira Marques. See “—Board of Directors.”

Silvia Freire Dente da Silva Dias Lagnado. See “—Board of Directors.”

Ian Martin Bickley. See “—Board of Directors.”

Corporate Governance Committee

The corporate governance committee is responsible for monitoring the operations of Natura Cosméticos’s entire corporate governance system, following the evolution of best international corporate governance practices and proposing adjustments and improvements to Natura Cosméticos’s corporate governance system whenever it deems necessary. The committee also ensures compliance with the corporate governance guidelines approved by the board of directors.

Natura Cosméticos’s corporate governance committee was established on April 26, 2004 by the board of directors. This committee shall be composed of at least three, but no more than five members, one of whom shall chair the committee, and at least three co-chairmen of the board of directors. The terms of the members of Natura Cosméticos’s corporate governance committee, which last one year, will expire at the 2020 general meeting of its shareholders.

The following table sets forth certain information related to the current members of Natura Cosméticos’s corporate governance committee:

Name	Date of Election	Position Held
Guilherme Peirão Leal	May 2, 2019	Chairman
Pedro Luiz Barreiros Passos	May 2, 2019	Member
Antônio Luiz da Cunha Seabra	May 2, 2019	Member
Roberto de Oliveira Marques	May 2, 2019	Member

The terms of the members of the corporate governance committee will expire on May 2, 2021.

We present below a brief biographical description of each member of our corporate governance committee.

Guilherme Peirão Leal. See “—Board of Directors.”

Pedro Luiz Barreiros Passos. See “—Board of Directors.”

Antônio Luiz da Cunha Seabra. See “—Board of Directors.”

Roberto de Oliveira Marques. See “—Board of Directors.”

Group Operating Committee

The group operating committee is responsible for assisting, advising and supporting the leadership and management of the various business units within Natura &Co. The group operating committee was established on December 19, 2017 by the board of directors of Natura Cosméticos and is composed of 11 members. The terms of the members of the group operating committee, which last one year, will expire at the 2020 general meeting of Natura Cosméticos’s shareholders.

The following table sets forth certain information related to the current members of Natura Cosméticos’s group operating committee:

Name	Date of Election	Position Held
Roberto de Oliveira Marques	May 2, 2019	Chairman
João Paulo Brotto Gonçalves Ferreira	May 2, 2019	Member
David Philip Boynton	May 2, 2019	Member
Michael O’Keefe	May 2, 2019	Member
Joselena Peressinoto Romero	May 2, 2019	Member
Robert Claus Chatwin	May 2, 2019	Member
Itamar Gaino Filho	May 2, 2019	Member
Roger Schmid	May 2, 2019	Member

Name	Date of Election	Position Held
Paula Fallowfield	May 2, 2019	Member
José Antonio de Almeida Filippo	May 2, 2019	Member
Moacir Salzstein	May 2, 2019	Member

The terms of the members of the group operating committee will expire on May 2, 2021.

Roberto de Oliveira Marques. See “—Board of Directors.”

João Paulo Brotto Gonçalves Ferreira. See “—Board of Directors.”

David Philip Boynton. Mr. Boynton holds a degree in food science from the University of Leeds. He worked for ten years at L’Occitane Limited U.K. and L’Occitane en Provence in London and New York, in which he held several leading positions, including managing director, group managing director for North Atlantic, Australia & South Africa and chief executive for U.S. During his tenure at L’Occitane, he was operationally responsible for a geographically diverse group of over 600 boutiques in fourteen countries and was responsible for turning around the U.S. business between 2011 and 2015, putting in place a new team and strategy to improve brand desirability and sharpening the operating model in the context of the growth of digital and declines in store traffic. Mr. Boynton also worked for several years in Asia, including as managing director of Hong Kong and Macau operations at A.S. Watson. Prior to joining The Body Shop, in December 2017, Mr. Boynton worked for almost two years at Charles Tyrwhitt, as chief executive of the U.K. Mr. Boynton is currently the Chief Executive Officer of The Body Shop.

Michael O’Keefe. Mr. O’Keefe holds a bachelor’s degree in electronic engineering (Hons) and computer science from La Trobe University, an MBA degree from London Business School and has participated in executive programs at IESE Business School and Harvard Business School. He has over 20 years of experience, including in general management, corporate development, product development, manufacturing, retail, business operations and strategy. Mr. O’Keefe currently serves as CEO and is a director of Aesop.

Joselena Peressinoto Romero. Mrs. Romero holds a degree in food engineering and has participated in executive programs at Pennsylvania State University, Harvard, INSEAD and JIPM (Japan). She is currently vice-president of Operations and Logistics of Natura, responsible for the global supply chain process, material management, logistics planning, manufacture, quality, project engineering, innovation, logistics and consumer service. Mrs. Romero started her career at Natura in 2010, when she became the head of Offering Products.

Robert Claus Chatwin. Mr. Chatwin holds a degree in economics and an MBA from IMD in Switzerland. He is also a chartered accountant certified by the Institute of Chartered Accountants in England and Wales (ICAEW). He held several positions at Royal Philips Electronics, including global chief executive officer of Philips Avent, vice president of mergers and acquisitions and vice president of strategy and new business development in the Consumer Goods division in Amsterdam, and at Philips Latin America in São Paulo. He also worked at HSBC Investment Bank in London and at KPMG Corporate Finance in London and in Brazil.

Itamar Gaino Filho. See “—Board of Directors.”

Roger Schmid. Mr. Schmid is an international expert in emotional and sensorial marketing. He trained at Olfaction Roger and has worked all around the world both in the beauty and home care areas. Due to the nature of the fragrance business he has collaborated worldwide with top managers of multinational corporations such as Procter & Gamble, Unilever, Colgate-Palmolive, LVMH, Estee Lauder, as well as fashion designers, celebrities and other leaders in the world of culture and art. These collaborations have included proposals of innovative concepts, licensing agreements and global partnerships. Mr. Schmid’s management experience with leading fragrance and flavor suppliers, Givaudan, Firmenich and Symrise, has included responsibilities such as global account manager, regional president for Europe, worldwide division president and operating board memberships managing hundreds of executives and specialists over 20 subsidiaries. In 2005, Mr. Schmid left the corporate world to create Nose About LLC, a global multidisciplinary network of experts in beauty and the senses. Nose About clients have included Natura’s Brazil operations, the Estee Lauder Group, Maurer+Wirtz Germany, Puig Beauty & Fashion Barcelona, Procter & Gamble, Heinz-Glas, i-D magazine, Clarins, Pierre Fabre, Burt’s Bees, Bottega Verde Italy, Australian Foods India. Mr. Schmid opened an Innovation Hub for Natura International in New York in 2013, was a member of Aesop’s board of directors until 2017, and is now in the group operating committee of the Natura group. He is a member of the advisory board of FIT and the Moleskine Foundation.

Paula Fallowfield. Ms. Fallowfield holds a degree from the University of Iowa. She has held many leading positions in human resources area, working for Harrods for nine years as a deputy director. She also was the founder of Fallow & Co. providing recruitment and HR solutions within Luxury Retail. Ms. Fallowfield worked for more than five years for the luxury brand Burberry, in which she held the positions of VP Talent and Resourcing and VP Global Talent and HR business partner, EMEA. Since January 2017, she holds the position of chief HR officer at Aesop.

José Antonio de Almeida Filippo. See “—Executive Officers.”

Moacir Salzstein. Mr. Salzstein holds a degree in chemical engineering from the Escola Politécnica of the University of São Paulo and post-graduate degrees in business administration and an MBA from FGV-SP. He serves as director of corporate governance at Natura, having previously served as director of strategic planning. He has also worked in companies such as Monitor Group, Grupo Ultra, Dow/Union Carbide, Itaú, Jaakko Pyry and Promon Engenharia.

Common Shares Held Directly or Indirectly by our Directors and Executive Officers

Certain of our directors are also controlling shareholders of Natura Cosméticos and shareholders of companies that are signatories to the shareholders’ agreement of Natura Cosméticos:

•	Mr. Cunha Seabra is one of the controlling shareholders and also a signatory to the Shareholders’ Agreement.

•	Mr. Peirão Leal is one of the controlling shareholders and also a signatory to the Shareholders’ Agreement.

•	Mr. Barreiros Passos is one of the controlling shareholders and also signatory to the Shareholders’ Agreement.

•

Mr. Cunha Seabra, Mr. Peirão Leal and Mr. Barreiros Passos are indirect controlling shareholders of Bres Itupeva Empreendimentos Imobiliários Ltda., which has provided services to a subsidiary of Natura Cosméticos in the last three years.

The table below sets forth the beneficial ownership of our board of directors and board of executive officers in Natura’s share capital for the dates indicated:

	As of December 31,
	2018	2017
Board of Directors	115,175	1
Board of Executive Officers	152,041	173,633
Controlling Shareholders	258,017,419	258,017,419

Total	258,284,635	258,191,053

See also “Principal Shareholders—Shareholders’ Agreements and Other Arrangements” for additional information on the shareholders’ agreement relating to the Company.

Compensation

Overview

Our compensation practices are divided into fixed and variable compensation (short- and long-term incentives). The objectives of Natura Cosméticos’s compensation practices include: (1) the alignment of interests between executive management and shareholders, (2) incentivize results generation and an increase in Company value, as well as social and environmental values and (3) the recognition of contributions by, and the retention of, professionals based on market references. The compensation we offer allows us to attract, retain and recognize highly qualified professionals in the management of our Company.

Members of our management team are eligible to receive base compensation, variable compensation, and indirect benefits. Base compensation is the monthly sum paid which reflects the value of the experience and responsibility of the position of each manager. The variable portion of the compensation is a way to reward managers for achieving goals based on economic, social and environmental factors, which we believe can help Natura Cosméticos meet its economic, social and environmental goals.

The variable component of employee compensation represents a greater portion of compensation for senior executives compared to the other employees. Besides well-defined payout limits, all variable compensation is linked to effectively meeting goals, i.e., exceeding the minimum expectations of growth established annually by management.

The aggregate amount of compensation paid by Natura Cosméticos to members of its board of directors and its executive officers for the six months ended June 30, 2019 and for the fiscal years ended December 31, 2018, 2017 and 2016 is as follows:

	Board of Directors	Statutory Board of Executive Officers	Total
	(in thousands of R$)
2016	7,913.3	32,291.1	40,204.4
2017	16,000.7	47,252.0	63,252.7
2018	38,860.5	35,294.7	74,155.1
Six Months Ended June 30, 2019	25,506.2	24,524.5	45,030.7

Equity Compensation

Natura Cosméticos offers long-term incentives for senior executives and employees responsible for its long-term strategy. These programs aim to ensure a sense of ownership, emphasize the relationship between the Company’s performance and compensation, create long-term value at the Company, and ensure healthy growth along with a balanced participation in value creation when possible. These equity compensation schemes also help us recruit, retain and engage qualified professionals.

Stock Option Programs

In 2009, our shareholders approved an evergreen Common Shares Purchase or Subscription Option Granting Program (the “2009 Share Program”), which establishes the general conditions of granting of purchase or subscription option of shares issued by us (“Options”), with a fixed term and price, to our officers and employees, as well as to the officers and employees of other companies that are or may be under the direct or indirect control of the Company. Such eligible participants under the program may invest a maximum of 100% of the net value of their short-term incentives in the Company’s shares, which remain locked up until the Options are exercised according to the following schedule: one-third of Options become vested and exercisable three years after the grant date; however, if such shares are exercised after three years and before four years following the grant date, the other 50% of the Options will be fully cancelled. After four years from the grant date, 100% of the shares become vested and exercisable. The maximum term for exercising each Option is eight years after the approval date of the Option grant.

In 2015, the shareholders approved an additional evergreen Common Shares Purchase or Subscription Option Granting Program (the “2015 Share Program”), which establishes the general conditions of granting of Options, with a fixed term and price, to eligible senior executives and employees. Such eligible participants under the program may invest a maximum of 50% of the net value of their short-term incentive in the Company’s shares, which remain locked up until the Options are exercised according to the following schedule: one-third of Options become vested and exercisable two years after the grant date, two-thirds become vested and exercisable three years after the grant date, and all Options become vested and exercisable after four years after the grant date. The maximum term for exercising each Option is eight years after the approval date of the Option grant.

Restricted Stock Programs

The Company implemented a restricted stock program during the 2015 fiscal year (the “2015 Restricted Stock Program”) and a second restricted stock program during the 2017 fiscal year (the “2017 Restricted Stock Program,” and together with the 2015 Restricted Stock Program, the “Restricted Stock Programs”) for groups of senior executives and employees deemed eligible by the board of directors. The purpose of the Restricted Stock Programs is to encourage improved management and employee retention. The Restricted Stock Programs have an indefinite duration.

For the 2015 Restricted Stock Program, the board of directors will determine the number of restricted shares to be awarded from time to time to participants. For the 2017 Restricted Stock Program, eligible participants under the program may invest up to a maximum of 100% of the bonus acquiring shares from the Company and for each share acquired, the Company will grant to the participant three (3) restricted shares.

The participant’s restricted shares under the 2015 Restricted Stock Program will only vest according to the following schedule if the participant remains employed by the Company or by companies belonging to the same economic group as the Company during the period between the grant date and the following vesting dates: one-third vest two years after the grant date, another one-third vest three years after the grant date, and all restricted shares vest four years after the grant date.

The participant’s restricted shares under the 2017 Restricted Stock Program will only vest according to the following schedule if the participant remains employed by the Company or by companies belonging to the same economic group as the Company during the period between the grant date and the following vesting dates: one-third vest one year after the grant date, another one-third vest two years after the grant date and all restricted shares vest three years after the grant date.

The shareholders of the Company at an extraordinary shareholders’ meeting may approve, amend suspend or terminate either or both of the Restricted Stock Programs. Any and all amendments to the Restricted Stock Programs proposed by the board of directors must be submitted for the approval of the shareholders at an annual or extraordinary shareholders’ meeting.

Stock Option Program for Strategy Acceleration

The Company implemented a Stock Option Strategy Acceleration Plan (the “Accelerate Strategy Program”) in 2015 and a Second Stock Option Strategy Acceleration Plan in 2017 (the “Second Accelerate Strategy Program,” and together with the Accelerate Strategy Program, the “Accelerate Strategy Programs”). The Accelerate Strategy Programs allow the board of directors to freely grant Options to purchase or subscribe to the Company’s common shares to senior executives and employees of the Company or of companies under the direct or indirect control of the Company.

Under each of the Accelerate Strategy Programs, 50% of Options vest and are exercisable four years after the grant date, and the remaining 50% of Options vest five years after the grant date. The maximum term for exercising each Option under the Accelerate Strategy Programs is eight years after the approval date of the Option grant.

The shareholders of the Company at an annual or extraordinary shareholders’ meeting may approve, amend, suspend or terminate the Accelerate Strategy Programs including as a result of factors that cause severe change in the economic outlook of the Company and that compromise our financial situation.

2019 Long Term Incentive Program

At the Annual and Extraordinary Shareholders’ Meetings held on April 12, 2019, our shareholders approved an evergreen Restricted Shares Program (the “2019 Program”), which establishes the general conditions of granting of restricted shares or Options to participants selected by the board of directors as provided under the 2019 Program. The restricted shares will only become vested and Options will only become exercisable to the extent the participant remains continuously engaged by the Company or by companies under the direct or indirect control of the Company as an employee, subject to any stipulations regarding the participant’s termination and certain special situations (such as a change of control or other extraordinary events) in accordance with the 2019 Program during the period between the grant date and three years after the grant date. If the grant becomes subject to performance or other conditions, the board of directors will determine whether any applicable dates were complied with. If the grant is an Option, unless otherwise determined by the board of directors, the term for the exercise of the Option shall be 30 days after it becomes exercisable. The exercise period for the Option may not be extended beyond ten years from the grant date.

2019 Co-Investment Program

At the Annual and Extraordinary Shareholders’ Meetings held on April 12, 2019, our shareholders approved an evergreen co-investment program (the “Co-Investment Program”) which aims to connect short-term incentives (such as annual bonuses or profit sharing results) with long-term incentives by providing for the granting of equity interests conditioned upon the investment by the participant of part of his or her annual bonus and/or profit sharing results. A grant under the Co-Investment Program will only become vested to the extent that the participant remains continuously engaged by the Company or by companies under the direct or indirect control of the Company as an employee, subject to any stipulations regarding the participant’s termination and certain special situations (such as a change of control or other extraordinary events) in accordance with the Co-Investment Program. Each grant will be divided into three tranches (each a “Tranche”). The first and second Tranches shall each correspond to one-third of the total number of shares granted, whereas the third Tranche shall correspond to the balance of shares under such grant. The Tranches will vest according to the following schedule: the first Tranche will vest on the first anniversary following the grant date, the second Tranche will vest on the second anniversary of the grant date, and the third Tranche will vest on the third anniversary following the grant date. If the grant is an Option, unless otherwise determined by the Board of Directors, the term for the exercise of the Option shall be 30 days after the it becomes exercisable. The exercise period for the Option may not be extended beyond ten years from the grant date.

Dismissal of Participants

The treatment of a participant’s Options or other equity or equity-based awards upon dismissal from the Company or a company under the direct or indirect control of the Company depends on the type of equity incentive program under which the participant holds such awards (e.g., a Share Option Program, a Restricted Share Program or a Stock Option Program for Strategy Acceleration), the reason for dismissal (e.g., with or without cause, at the participant’s request or due to the participant’s permanent disability or death) and whether or not the such awards have vested at the time of dismissal.

It is expected that all of the above equity plans, award programs and awards will be converted to mirror plans, programs and awards adopted and approved at the Natura &Co Holding level as part of the Natura Restructuring.

Outstanding Options

As of June 30, 2019 and December 31, 2018, the members of our board of directors and executive officers had 5,314,533 and 5,390,876, respectively, options outstanding, and, 523,238 and 609,339, respectively, common shares related to the long-term incentive programs, with exercise prices ranging from R$22.82 to R$73.70 and expiration dates ranging from March 18, 2021 to March 12, 2026, pursuant to the programs described above.

Retirement Benefits

The directors and executive officers of Natura participate in a defined contribution incentive savings pension plan maintained by the Company (the “Natura Retirement Plan”). The Company matches 60% of the executive’s contribution up to a certain limit. This is the same plan that is offered to all employees of the Company.

For the six months ended June 30, 2019 and the year ended December 31, 2018, a total amount of R$0.014 million and R$0.026 million, respectively, had been set aside or accrued by the Company or its subsidiaries to provide benefits under the Natura Retirement Plan for members of our board of directors and our executive officers.

Directors’ and Officers’ Insurance

We have put in place a directors and officers liability insurance policy which we renew on an annual basis. The policy covers losses and damages suffered by third parties arising from acts related to the exercise of functions and powers by our board of directors and/or executive officers. We have not entered into separate indemnity agreements with our directors and officers.

Natura &Co Holding

The prior description of the management and compensation of Natura Cosméticos will substantially apply to Natura &Co Holding after the consummation of the Natura Restructuring. Upon the closing of the transactions contemplated by the Merger Agreement, Natura &Co Holding’s board of directors will consist of 13 members and be composed as follows: (i) three directors mutually agreed by Avon and Natura Cosméticos at closing, which directors shall be individuals who were members of Avon’s board of directors as of May 22, 2019 (the date the Merger Agreement was entered into), and (ii) ten directors designated by Natura Cosméticos.

Out of the members of the Board of Directors, at least two members or 20% of the members, whichever is higher, must be independent directors, as defined in the Novo Mercado Rules. The qualification of the members appointed as independent directors will be resolved upon at the shareholders’ meeting that elects such independent directors. A director elected as permitted under Article 141, Paragraphs 4 and 5 of Law No. 6,404/76 will also be deemed an independent director if there is a controlling shareholder. Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the number of directors will be rounded to the whole number immediately higher.

The number of directors to be elected for the upcoming term will be decided by a majority vote at the relevant shareholders’ meeting. A shareholder or a group of shareholders representing at least 10% of the share capital of Natura &Co Holding may separately elect up to one additional director. Additionally, shareholders representing a percentage of the share capital of Natura &Co Holding of between 5% and 10% (depending on the aggregate value of capital stock of Natura &Co Holding at such time, pursuant to the applicable CVM ruling) may request that the election of directors be subject to cumulative voting proceedings, as provided for in article 141 of the Brazilian Corporation Law and CVM Ruling 165.

On July 17, 2019, Natura &Co Holding approved its Related Parties Transaction Policy, Code of Conduct, Risk Management Policy, Compensation Policy, Nomination Policy, Information Disclosure and Securities Trading Policy, the Internal Regulation of the Board of Directors and the Internal Regulation of the Audit, Risk Management and Finance Committee, as required by the Novo Mercado Rules.

MANAGEMENT AND COMPENSATION OF AVON

Avon is managed by a board of directors. For a discussion of Avon’s management and compensation (as well as certain other corporate governance matters), see “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters” and “Item 13. Certain Relationships and Related Party Transactions, and Director Independence” of the Avon 2018 Form 10-K, which are incorporated by reference into this proxy statement/prospectus, including the information specifically incorporated by reference into the Avon 2018 Form 10-K from Avon’s Definitive Proxy Statement for the 2019 annual meeting of shareholders. For more information about how to obtain copies of documents incorporated by reference, see the sections of this proxy statement/prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

Interests of Avon’s Directors and Executive Officers in the Transaction

Avon’s directors and executive officers have financial interests in the Transaction that may be different from, or in addition to, the interests of Avon’s shareholders generally. The members of the Avon board of directors were aware of and considered these interests in reaching the determination to adopt the Merger Agreement and recommend that the holders of Avon Shares vote their Avon Shares in favor of the adoption of the Merger Agreement. The material interests of the directors and executive officers in the Transaction are as follows:

•

(i) each award of Avon Stock Options and Avon SARs outstanding at the effective time of the Transaction will be canceled at the effective time of the Transaction in exchange for the right to receive an amount in cash and (ii) each award of Avon RSUs, Avon PSUs and Avon Restricted Stock will be converted at the effective time of the Transaction into an unvested award representing a number of Natura &Co Holding Shares (or, in the case of Avon Restricted Stock, Natura &Co Holding Shares or Natura &Co Holding ADSs, as applicable) that will generally be subject to the same terms and conditions as the related award of Avon RSUs, Avon PSUs or Avon Restricted Stock (including service-based vesting conditions but not performance-based vesting conditions and including terms providing for the accelerated vesting and payment of the award upon a qualifying termination of employment following the Transaction) (in each case as described below in the section of this proxy statement/prospectus entitled “—Treatment of Equity and Equity-Based Awards”);

•

each of Avon’s executive officers (other than one executive officer located in the U.K.) participates in the Avon CIC Policy that provides severance and other benefits in the case of a “qualifying termination” of employment following a change of control, which will include the completion of the Transaction (as described below in the section of this proxy statement/prospectus entitled “—Severance Entitlements”);

•

one executive officer located in the U.K. is eligible to receive severance payments pursuant to U.K. local policy and practice and termination-related payments pursuant to the executive’s employment agreement upon certain terminations of employment, including following a change in control transaction such as the Transaction (as described below in the section of this proxy statement/prospectus entitled “—Severance Entitlements”);

•

cash long-term incentive awards (“Avon Cash LTI Awards”) granted to executive officers will continue to remain outstanding after the Transaction generally subject to the same terms and conditions, except that Avon Cash LTI Awards subject to performance-based vesting (“Avon Performance Cash LTI Awards”) will be converted into awards subject only to time-based vesting assuming, for purposes of determining the amount payable in respect of such Avon Performance Cash LTI Awards after such conversion, that applicable performance goals will be attained, as of the end of the applicable performance period, at the level at which such performance goals have been attained as of the closing and all such Cash LTI Awards will be subject to accelerated vesting and payment upon a

“qualifying termination” of employment following the Transaction (as described below in the section entitled “—Avon Cash Long-Term Incentive Awards”);

•

certain sign-on cash awards will accelerate and become payable upon a “qualifying termination” of employment, including in connection with a change in control transaction such as the Transaction (as described below in the section of this proxy statement/prospectus entitled “—Sign-On Cash Awards”);

•

certain retention payments will accelerate and become payable upon a “qualifying termination” of employment, including in connection with a change in control transaction such as the transaction (as described below in the section of this proxy statement/prospectus entitled “—Retention Awards”);

•

each of Avon’s executive officers will be eligible to receive a pro-rata annual bonus under Avon’s annual incentive program (based on the extent to which applicable performance goals have been attained for the applicable performance period) in connection with a “qualifying termination of employment,” including in connection with a change in control transaction such as the Transaction (as described below in the section of this proxy statement/prospectus entitled “—Annual Bonuses—Management Incentive Plan”);

•

account balances under Avon’s Deferred Compensation Plan will be distributed in the form of a lump-sum cash payment within 90 days after the effective time of the Transaction (as described below in the section of this proxy statement/prospectus entitled “—Executive Deferred Compensation Plan”);

•

executive officers who are participants in Avon’s Benefit Restoration Plan will be eligible to receive a distribution of their accrued benefit thereunder, and such benefit may be enhanced pursuant to Avon’s CIC Policy in the event that a participating executive officer incurs a “qualifying termination” of employment following a change in control transaction such as the Transaction (as described below in the section of this proxy statement/prospectus entitled “—Benefit Restoration Plan”);

•

account balances under the Director Deferred Compensation Plan will be distributed if a director’s service is terminated at the effective time of the Transaction (as described below in the section entitled “—Director Deferred Compensation Plan”);

•

executive officers who are covered by a relocation letter are eligible for relocation allowances payable in connection with repatriation to the executive’s home country upon termination of employment by Avon other than for cause, including after a change in control transaction such as the Transaction, but only if such termination is within 24 months of the executive’s commencement of employment with Avon (as described below in the section of this proxy statement/prospectus entitled “—Repatriation Benefits”); and

•

Avon’s directors and executive officers are entitled to continued indemnification and insurance coverage under the Merger Agreement (as described below in the section of this proxy statement/prospectus entitled “—Director and Executive Officer Indemnification”).

Compensation for U.K.-based executive officers is generally delivered in pound sterling. In calculating the U.S. dollar equivalent for such amounts reported for U.K.-based executive officers, amounts in pound sterling have been converted to U.S. dollars based on the currency exchange rate on October 1, 2019, which is £1= U.S.$1.228068.

Treatment of Equity and Equity-Based Awards

As described further above in the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—Treatment of Stock Options and Other Equity-Based Awards,” each award of Avon Stock Options and Avon SARs outstanding at the effective time of the Transaction will be canceled at the effective time of the Transaction in exchange for the right to receive an amount in cash at the effective time of the Transaction.

Also, as described further above in the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—Treatment of Stock Options and Other Equity-Based Awards,” each award of Avon RSUs, Avon PSUs and Avon Restricted Stock outstanding at the effective time of the Transaction will be converted at the effective time of the Transaction into an award representing a number of Natura &Co Holding Shares (or, in the case of Avon Restricted Stock, Natura &Co Holding Shares or Natura &Co Holding ADSs, as applicable) that will generally be subject to the same terms and conditions as the related award of Avon RSUs, Avon PSUs or Avon Restricted Stock (including service-based vesting conditions but not performance-based vesting conditions). Any such converted awards held by Avon’s executive officers will vest and be paid on in accordance with their terms in the event the executive officer’s employment is (i) terminated by Avon or Natura &Co Holding without cause, (ii) terminated due to death or disability or (iii) terminated by the executive for “good reason,” in each case, within two years following the effective time of the Transaction.

For purposes of the converted Avon RSUs, Avon PSUs and Avon Restricted Stock held by executive officers covered under the CIC Policy, which does not include Laura Barbrook, “good reason” and “cause” have the definitions set forth in the CIC Policy (as described below). Under the CIC Policy, “cause” is referred to as “summary dismissal.”

For purposes of the converted Avon RSUs, Avon PSUs and Avon Restricted Stock held by Ms. Barbrook, (A) “good reason” generally means (x) a material diminution in her base compensation; or (y) a material change in the geographic location at which she must perform services and (B) “cause” generally means her (i) continued failure to perform substantially her duties with Avon (other than any such failure resulting from a documented disability as defined by applicable law); (ii) willful failure to perform substantially her duties with Avon, or other willful conduct that is materially injurious to Avon, monetarily or otherwise; (iii) personal dishonesty in the performance of her duties; (iv) breach of fiduciary duty involving personal profit; (v) commission or conviction of a felony or a misdemeanor, or the entering of a plea of guilty or nolo contendere with respect to a felony or a misdemeanor (unless Avon determines that considering such circumstances is prohibited by applicable law); (vi) willful or significant violation of any Avon rule or procedure, including without limitation, absenteeism, violation of safety rules or insubordination; or (vii) violation of Avon’s code of conduct.

The following table sets forth the number of unvested Avon Stock Options, Avon SARs, Avon RSUs, Avon PSUs and Avon Restricted Stock held by each of Avon’s directors and executive officers as of October 1, 2019, the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus, and the cash amounts payable on a pre-tax basis in respect thereof. The amounts reflected in the table below exclude any grants that may be made following October 1, 2019 and any Avon Stock Options, Avon SARs, Avon RSUs, Avon PSUs and Avon Restricted Stock that vest in accordance with their terms prior to December 31, 2019 (the assumed date of the completion of the Transaction solely for purposes of this transaction-related compensation disclosure). Avon Stock Options and Avon SARs are valued based on the difference between the per share exercise price of such Avon Stock Option or Avon SAR (as applicable) and the per share cash-out price of U.S.$3.77 per share, which is the average closing price of an Avon Common Share on the NYSE during the first five business days following May 22, 2019, which is the date that the Avon announced the proposed Transaction. As a result, any Avon Stock Option or Avon SAR included in the table below that has an exercise price that is greater than or equal to U.S.$3.77 does not have any value for purposes of the table below. Avon RSUs, Avon PSUs and Avon Restricted Stock are valued based on the assumed merger consideration of U.S.$3.77 per share. Payments in respect of all Avon RSUs, Avon PSUs and Avon Restricted Stock are “double-trigger” in that they will be paid only if the holder experiences a qualifying termination of employment following the effective time of the Transaction, or if the awards otherwise vest in accordance with their terms.

Name	Avon Stock Options			Avon RSUs			Avon PSUs			Avon Restricted Stock			Total ($)
	#	(U.S.$)		#	(U.S.$)		#	(U.S.$)		#	(U.S.$)		(U.S.$)
Executive Officers
Jan Zijderveld	1,139,000	U.S.$	353,090	600,000	U.S.$	2,262,000	1,620,080	U.S.$	6,107,702	—		—	U.S.$	8,722,792
Gustavo Arnal	242,340	U.S.$	0	96,936	U.S.$	365,449	221,936	U.S.$	836,699	—		—	U.S.$	1,202,147
Miguel Fernandez	612,949	U.S.$	206,019	612,437	U.S.$	2,308,887	491,235	U.S.$	1,851,956	—		—	U.S.$	4,366,862
Jonathan Myers	463,087	U.S.$	166,021	265,996	U.S.$	1,002,805	390,996	U.S.$	1,474,055	—		—	U.S.$	2,642,881
Vikram Agarwal	127,602	U.S.$	42,109	51,041	U.S.$	192,425	111,041	U.S.$	418,625	—		—	U.S.$	653,158
Kay Nemoto	110,588	U.S.$	36,494	44,235	U.S.$	166,766	104,235	U.S.$	392,966	—		—	U.S.$	596,226
Laura Barbrook(4)	30,522	U.S.$	8,546	—		—	—		—	—		—	U.S.$	8,546
Ginny Edwards	125,800	U.S.$	33,050	74,010	U.S.$	279,018	46,400	U.S.$	174,928	—		—	U.S.$	486,996
Sherilyn McCoy(1)	462,000	U.S.$	0	—		—	277,200	U.S.$	1,045,044	—		—	U.S.$	1,045,044
James Wilson(1)	—		—	—		—	—		—	—		—		—
James E. Thompson(1)	—		—	—		—	—		—	—		—		—
Susan Ormiston(1)	—		—	—		—	—		—	—		—		—
Directors(2)
Jose Armario	—		—	36,624	U.S.$	138,072	—		—	—		—	U.S.$	138,072
W. Don Cornwell	—		—	36,624	U.S.$	138,072	—		—	9,563	U.S.$	36,053	U.S.$	174,125
Chan W. Galbato(3)	—		—	36,624	U.S.$	138,072	—		—	—		—	U.S.$	138,072
Nancy Killefer	—		—	36,624	U.S.$	138,072	—		—	—		—	U.S.$	138,072
Susan J. Kropf	—		—	36,624	U.S.$	138,072	—		—	—		—	U.S.$	138,072
Andrew G. McMaster, Jr.	—		—	36,624	U.S.$	138,072	—		—	—		—	U.S.$	138,072
Helen McCluskey	—		—	36,624	U.S.$	138,072	—		—	—		—	U.S.$	138,072
James A. Mitarotonda	—		—	36,624	U.S.$	138,072	—		—	—		—	U.S.$	138,072
Lenard Tessler(3)	—		—	36,624	U.S.$	138,072	—		—	—		—	U.S.$	138,072
Michael J. Sanford(3)	—		—	36,624	U.S.$	138,072	—		—	—		—	U.S.$	138,072

(1)

We have included Mses. McCoy and Ormiston and Messrs. Wilson and Thompson in accordance with SEC rules even though they are no longer employed by Avon. Messrs. Wilson and Thompson and Ms. Ormiston terminated employment in 2019 and Ms. McCoy terminated employment in 2018. Messrs. Wilson and Thompson and Ms. Ormiston no longer hold any unvested Avon equity awards and are not otherwise entitled to any compensation related to the Transaction. Ms. McCoy holds certain equity-based awards, which consist of unvested stock options that are underwater and Avon PSUs. Aside from payments relating to her unvested Avon PSUs, Ms. McCoy is not entitled to any compensation related to the Transaction.

(2)

Steven F. Mayer, Charles H. Noski and Cathy D. Ross were directors in 2018 but are no longer directors of Avon. None of these individuals holds Avon equity awards or is otherwise entitled to any compensation related to the Transaction.

(3)

On May 16, 2019, each of Messrs. Galbato, Sanford and Tessler received 36,624 cash-settled phantom stock units in lieu of the annual equity grant of Avon RSUs provided to other non-employee directors for the 2019-2020 term. The same vesting terms and conditions generally apply to such phantom stock units as to the other directors’ Avon RSUs in the case of a “double trigger” termination. Therefore, 100% of the phantom stock units will vest at the effective time of the Transaction.

(4)

In the case of Ms. Barbrook, only Avon Stock Options that would vest on or prior to March 18, 2020 are shown in the table because Ms. Barbrook voluntarily resigned from her employment with Avon on September 19, 2019 and forfeited any awards that would vest after such date and all awards granted in 2019.

(5)	None of Avon’s directors or executive officers hold Avon SARs.

Avon Cash Long-Term Incentive Awards

Avon maintains a Long-Term Cash Bonus Plan pursuant to which cash long-term incentive awards (“Avon Cash LTI Awards”) have been granted to Ms. Barbrook and Ms. Edwards. In connection with the Transaction, outstanding Avon Cash LTI Awards will continue to remain outstanding after the Transaction. Avon Cash LTI Awards that are subject to service-based vesting conditions (“Avon Time-Based Cash LTI Awards”) will continue to be subject to such service-based vesting conditions. However, any such Avon Cash LTI Award that is subject to performance-based vesting (“Avon Performance Cash LTI Award”) will be converted into an Avon Time-Based Cash LTI Award assuming, for purposes of determining the amount payable in respect of such Avon Performance Cash LTI Award after such conversion, that applicable performance goals have been attained, as of the end of the applicable performance period, at the level at which such performance goals have been attained as of the closing (determined by Avon using good faith methodology subject to review and approval by Natura Cosméticos). Any payments in respect of Avon Cash LTI Awards that are granted as part of Avon’s 2019 LTI program (or that are granted after the signing of the Merger Agreement with a payment calculation methodology that is similar that of the Avon Cash LTI Awards granted under the 2019 LTI program) will equal (x) the grant date value of such award (or, in the case of any Avon Performance Cash LTI Award, the value of such award determined as of the closing, as described above) multiplied by (y) a fraction, the numerator of which is the greater of (1) the NYSE closing price of an Avon Common Share on the day immediately prior to the Closing Date and (2) an amount equal to U.S.$13.91 multiplied by the Exchange Ratio, and the denominator of which is the closing price of an Avon Common Share on the grant date.

Under the Long-Term Cash Bonus Plan, if within two years after a change in control transaction, such as the Transaction, the participant’s employment is terminated by Avon without cause or by the participant due to “good reason” (each as defined above in the section of this proxy statement/prospectus entitled “—Treatment of Equity and Equity-Based Awards”), each Avon Cash LTI Award will become fully vested and will be paid within sixty days after such termination of employment.

The estimated aggregate values of Avon Cash LTI Awards payable to each of Ms. Barbrook and Ms. Edwards in the event of a qualifying termination of employment on or following the completion of the Transaction are as follows: Ms. Barbrook—U.S. $0 and Ms. Edwards—U.S. $238,050. The foregoing estimates are based on the assumption that all of the Avon Cash LTI Awards held by Mmes. Barbrook and Edwards are subject solely to service-based vesting (including Avon Performance Cash LTI Awards, which would be converted to service-based Avon Time-Based Cash LTI Awards at the effective time of the Transaction as described above), that the Transaction will be consummated on December 31, 2019 and that no Avon Cash LTI Awards were granted to these individuals after the date of signing of the Merger Agreement. On September 19, 2019, Ms. Barbrook voluntarily resigned from her employment with Avon and forfeited her Avon Cash LTI Awards. Therefore, the value of her Avon Cash LTI Awards is U.S.$0.

Severance Entitlements

Each of the executive officers, other than Laura Barbrook, participates in Avon’s Amended and Restated Change in Control Policy (the “CIC Policy”). Ms. Barbrook’s severance entitlements are determined pursuant to U.K. local policy and practice, as well as the employment agreement entered into by Ms. Barbrook and Avon Cosmetics Limited (“ACL”), one of Avon’s subsidiaries.

Change in Control Policy (“CIC Policy”)

The CIC Policy provides for severance payments and benefits in the event that a participant incurs a “qualifying termination.” Under the CIC Policy, a qualifying termination occurs upon a termination of the participant’s employment by Avon that is not a “summary dismissal” (otherwise known as a termination by Avon without cause) or by the executive officer for “good reason” (each, as described below) on or within the two years following a change in control of Avon. The Transaction will constitute a change of control of Avon for purposes of the CIC Policy.

In the event of a qualifying termination, the participant would be entitled to: (a) a lump-sum cash payment equal to two times the sum of (1) the participant’s base salary in effect immediately prior to the date of termination or the change in control (whichever is greater) and (2) the participant’s target annual bonus for the year in which termination or the year in which the change in control occurs (whichever is greater), (b) continued participation in Avon’s welfare benefit plans for a period of two years following the date of termination, (c) two additional years of age and service credit for purposes of determining the participant’s benefit under Avon’s Benefit Restoration Plan (to the extent applicable) and (d) treatment of the participant’s Avon equity awards or long-term cash incentive awards in accordance with the terms of the applicable Avon equity or Long-Term Cash Bonus Plan. None of the executive officers, except for Ginny Edwards, are participants in Avon’s Benefit Restoration Plan.

Under the CIC Policy, “good reason” generally means (i) a material diminution in the participant’s base salary; (ii) a material diminution in the participant’s authority, duties, or responsibilities; (iii) a material diminution in the authority, duties or responsibilities of the supervisor to whom the participant is required to report; (iv) a material diminution in the budget over which the participant retains authority; or (v) a material change in the geographic location at which the participant must perform services.

Under the CIC Policy, “summary dismissal” means (i) a conviction of a felony, which is no longer appealable, resulting from an act or acts of dishonesty of the participant, or the participant’s entering into a guilty or nolo contendere plea to such a felony charge; (ii) any willful violation of any applicable securities laws; or (iii) the participant’s willful and continued failure substantially to perform his or her duties and responsibilities as a senior executive (other than such failure resulting from his or her incapacity due to physical or mental illness) after a demand for substantial performance is delivered to the participant by the Avon board of directors which specifically identifies the manner in which the Avon board of directors believes that the participant has not substantially performed the participant’s duties as a senior executive and the participant is given a reasonable time after such demand to perform his or her duties.

Other Severance Arrangements

On September 19, 2019, Ms. Barbrook voluntarily resigned from her employment with Avon and is eligible to receive U.S.$0 in severance payments and benefits pursuant to U.K. local policy and practice.

The estimated value of the severance payments and benefits that each of Avon’s executive officers would receive under the CIC Policy or Other Severance Arrangements in the event of a qualifying termination on or following the completion of the Transaction is set forth on the table below. These amounts do not include the additional benefit payable under the Benefit Restoration Plan to Ms. Edwards, which are described below in the section of this proxy statement/prospectus entitled “—Benefit Restoration Plan.” These amounts also do not include the value of the executive officer’s outstanding Avon RSUs, Avon PSUs and Avon Restricted Stock that would vest and be paid out in the event of the executive officer’s qualifying termination on or following the completion of the Transaction. The treatment of Avon RSUs, Avon PSUs and Avon Restricted Stock, as well as the treatment of Avon Stock Option and Avon SARs (which will be canceled at the effective time in exchange for the right to receive a cash payment) is described above in the section of this proxy statement/prospectus entitled “—Treatment of Equity and Equity-Based Awards.” These amounts are based on the compensation and benefit levels in effect as of October 1, 2019.

Name	Cash Severance Payments (U.S.$)		Benefits (U.S.$)		Total (U.S.$)
Jan Zijderveld	U.S.$	6,263,147	U.S.$	130,175	U.S.$	6,393,322
Gustavo Arnal	U.S.$	2,210,522	U.S.$	130,175	U.S.$	2,340,697
Miguel Fernandez	U.S.$	2,343,154	U.S.$	130,175	U.S.$	2,473,329
Jonathan Myers	U.S.$	2,077,891	U.S.$	130,175	U.S.$	2,208,066
Vikram Agarwal	U.S.$	1,571,927	U.S.$	130,175	U.S.$	1,702,102
Kay Nemoto	U.S.$	1,571,927	U.S.$	130,175	U.S.$	1,702,102
Laura Barbrook	U.S.$	0	U.S.$	0	U.S.$	0
Ginny Edwards	U.S.$	1,044,000	U.S.$	130,175	U.S.$	1,174,175

Repatriation Benefits

Mr. Zijderveld and Mr. Fernandez have each entered into relocation agreements pursuant to which they are eligible for repatriation benefits if they are terminated by Avon other than for cause within 24 months following their commencement of employment with Avon and its affiliates. The repatriation benefits are intended to cover actual costs of moving the executive, his or her spouse and their personal effects back to their home country. Receipt of the repatriation benefits are subject to the executive entering into a settlement agreement with Avon. As of October 1, 2019, the estimated value of the repatriation benefits are as follows: Mr. Zijderveld U.S.$62,088. Mr. Fernandez’s repatriation benefits expired in August 2018 and will have a value of U.S.$0 at the completion of the Transaction.

Sign-On Cash Awards

Pursuant to the employment agreement, dated December 11, 2018, entered into by Gustavo Arnal, and Avon Cosmetics Limited (“ACL”), an Avon subsidiary, Mr. Arnal is entitled to certain sign-on cash awards that are payable as follows: (A) £702,000, payable in March 2020 and (B) £770,000, payable in March 2021. Under the employment agreement, Mr. Arnal is entitled to immediate payment of the sign-on cash awards upon a “qualifying termination,” including in connection with a change in control transaction such as the Transaction. A “qualifying termination” means (A) an involuntary termination of employment by ACL other than for cause (as defined below), as a result of unsatisfactory work performance, as a result of failure to return to work after an approved leave or due to disability or (B) a resignation by Mr. Arnal for “good reason” (as defined below).

Under the employment agreement, “cause” means Mr. Arnal’s (i) continued failure to perform substantially his duties (other than due to disability); (ii) willful failure to perform substantially his duties or other willful conduct that is materially detrimental to ACL and its affiliates (“Avon Group”); (iii) personal dishonesty in the performance of his duties; (iv) breach of fiduciary duty involving personal profit; (v) commission or conviction of, or pleading guilty to, a felony or a misdemeanor (or equivalent-level crime as defined in jurisdictions outside the United Kingdom); (vi) willful or significant violation of any rule or procedure of Avon Group with which Mr. Arnal is required to comply, including without limitation, absenteeism, violation of safety rules or insubordination; or (vii) violation of Avon’s code of conduct.

Under the employment agreement, “good reason” generally means (i) a material diminution in the Mr. Arnal’s base salary; (ii) a material diminution in Mr. Arnal’s authority, duties, or responsibilities; (iii) a material change in the geographic location at which the Mr. Arnal must perform services; (iv) any other circumstances that Mr. Arnal and ACL mutually agree constitute good reason or (v) constructive/wrongful dismissal by ACL as determined by an English court of competent jurisdiction.

The estimated aggregate value of unpaid sign-on cash awards that will be payable to Mr. Arnal in the event of a qualifying termination of employment on or following the completion of the Transaction is U.S.$1,807,714. The foregoing estimate is based on the assumption that the Transaction will be consummated on December 31, 2019 and that the pound sterling to U.S. dollar exchange rate as of such date is the same as on October 1, 2019, which is £1= U.S.$1.228068.

Retention Awards

Mses. Edwards and Barbrook have each entered into a retention agreement pursuant to which they are eligible to receive a special one-time retention bonus (the “Avon Retention Awards”).

Ms. Edwards’s Avon Retention Award provides that Ms. Edwards is eligible to receive a retention bonus that will be payable in a lump-sum cash payment on February 14, 2020, provided that Ms. Edwards remains actively employed with Avon through February 14, 2020, meets certain job performance criteria and complies with Avon’s policies and procedures. Ms. Edwards will forfeit her Avon Retention Award if she voluntarily resigns from employment or is terminated by Avon for cause. In addition, if Avon terminates Ms. Edwards’s employment other than for cause prior to February 14, 2020, she will be eligible to receive the Avon Retention Award in full within fifteen business days of such termination of employment. The value of the retention bonus payable to Ms. Edwards is U.S. $161,436.

Ms. Barbrook’s Avon Retention Award provides that Ms. Barbrook is eligible to receive a retention bonus that will be payable in three equal installments as follows: (i) the first installment on the six-month anniversary of the signing of the Merger Agreement, (ii) the second installment on the Closing Date and (iii) the third installment on the six-month anniversary of the Closing Date, provided that Ms. Barbrook remains actively employed and in good standing with Avon through each payment date. If Ms. Barbrook resigns prior to the six-month anniversary of the Closing Date, she must repay any portion of the Avon Retention Award previously received. In addition, if Avon terminates Ms. Barbrook’s employment other than for cause prior to the six-month anniversary of the Closing Date, she will be eligible to receive the Avon Retention Award in full. On September 19, 2019, Ms. Barbrook voluntarily resigned from her employment with Avon and forfeited her Avon Retention Award. Therefore, the value of the retention bonus payable to Ms. Barbrook is U.S.$0.

Annual Bonuses—Management Incentive Plan

Avon maintains a Management Incentive Plan (“MIP”) pursuant to which each of the executive officers is eligible to receive an annual bonus based on Avon’s financial performance for the applicable performance period (which, under the MIP, is the calendar year). With respect to the 2019 performance period, performance metrics consist of revenue growth, adjusted operating profit, cash flow from operations and representative health, each of which is weighted equally for purposes of determining the amount of an executive officer’s bonus payout. Under the MIP, each executive officer’s target bonus is a percentage of his or her base salary. Payouts under the MIP are provided at threshold, target and maximum levels of performance, with a payout of 25% of target bonus for threshold level performance, 100% of target bonus for target level performance and 150% of target bonus for maximum level performance. Bonus payments with respect to each performance period are made as soon as practicable and generally in March of the calendar year following the end of the applicable performance period. Pursuant to their respective employment agreements with Avon, Messrs. Arnal and Agarwal and Ms. Nemoto are eligible to receive, with respect to the 2019 performance period, a minimum guaranteed bonus equal to 50% of their pro-rata target award for 2019.

Under the MIP, an executive officer whose employment is terminated by Avon without “cause” (as described below) is eligible to receive an annual bonus for the performance period in which the termination of employment occurs, but only to the extent that such termination occurs on or after August 1 of the applicable performance period. The Merger Agreement has modified the MIP so that each executive officer will be eligible to receive, in the event that the executive terminates his or her employment for “good reason” (as described below), the annual bonus that such executive officer would have received with respect to the applicable performance period if such termination of employment were a without “cause” termination by Avon. In the case of either a without “cause” termination by Avon or a for “good reason” termination by the executive officer, the annual bonus payment will be based on the extent to which applicable performance goals are attained and will be pro-rated for the portion of the performance period during which the executive officer is employed by Avon.

For purposes of the MIP, “cause,” as applicable to each of the executives, generally means (i) the executive’s continued failure to perform substantially his or her duties (other than due to a disability); (ii) the executive’s willful failure to perform substantially his or her duties or other willful conduct that is materially detrimental to the Avon group of companies; (iii) the executive’s personal dishonesty in the performance of his or her duties; (iv) the executive’s breach of fiduciary duty involving personal profit; (v) the executive’s commission or conviction of, or pleading guilty to, a felony or misdemeanor; (vi) the executive’s willful or significant violation of any rule or procedure of any member of the Avon group of companies to which the executive is required to comply, including without limitation, absenteeism, violation of safety rules or insubordination; or (vii) the executive’s violation of Avon’s Code of Conduct.

For purposes of the MIP, “good reason” as applicable to each of the executives other than Ms. Barbrook generally has the same meaning as under the CIC Policy and is described, above, in the section of this proxy statement/prospectus entitled “—Severance Entitlements—Change in Control Policy (“CIC Policy”).” In the case of Ms. Barbrook, “good reason” means a resignation due to a (A) material reduction in base compensation or target bonus opportunity or (B) relocation of Ms. Barbrook’s principal place of employment by more than 35 miles.

The estimated value of the annual bonus payments that each of the executive officers would receive under the MIP in the event of a qualifying termination upon completion of the Transaction is set forth on the table below. These estimated payments are based on the assumption that (i) the Transaction will be consummated on December 31, 2019, (ii) the qualifying termination will occur on December 31, 2019 and (iii) applicable performance goals with respect to the 2019 performance period will be attained at target level and that the amount paid with respect to each executive officer will therefore equal his or her target bonus for the 2019 performance period. Because the qualifying termination is assumed to occur on December 31, 2019, the last day of the performance period, no pro-ration of the payout will be required.

Name	MIP Payout (Assuming Payout of Target Bonus) (U.S.$)
Jan Zijderveld	U.S.$	2,087,716
Gustavo Arnal	U.S.$	491,277
Miguel Fernandez	U.S.$	520,701
Jonathan Myers	U.S.$	461,754
Vikram Agarwal	U.S.$	294,736
Kay Nemoto	U.S.$	294,736
Laura Barbrook(1)	U.S.$	0
Ginny Edwards	U.S.$	162,000

(1)	Ms. Barbrook voluntarily resigned from her employment with Avon and forfeited her annual bonus payment under the MIP.

Benefit Restoration Plan

Avon maintains the Benefit Restoration Pension Plan of Avon Products, Inc. (“BRP”), which is a nonqualified defined benefit pension plan maintained for the benefit of designated U.S.-based management or highly compensated employees whose benefits under Avon’s tax-qualified defined benefit plan, the Avon Products, Inc. Personal Retirement Account Plan (“PRA”), are limited by IRS limitations on amounts that may be paid from a tax-qualified defined benefit pension plan. Benefits under the BRP are determined based on the same formula as under the PRA, which takes into account a participant’s compensation and years of service. Generally, a participant must complete three years of service to become 100% vested in his or her benefit under the BRP. The BRP benefit is generally paid 80% in a lump-sum cash payment and 20% in 60 monthly installments. In the event that a participant under the BRP is also covered under the CIC Policy and such participant incurs a “qualifying termination” of employment (as described above) under the CIC Policy, such participant would be credited with an additional two years of service and age at the time of the termination of employment for purposes of determining his or her benefit under the BRP.

Ginny Edwards is the only executive officer who participates in the BRP. Ms. Edwards is fully vested in her benefit under the BRP. As of October 1, 2019, the estimated aggregate value of Ms. Edwards’s benefit under the BRP would be U.S.$44,242, assuming Ms. Edwards’s separation from service as of such date and assuming that Ms. Edwards is provided with the additional two years of age and service credit provided under the CIC Policy. Because the BRP benefit formula that is applicable to Ms. Edwards is a cash balance formula under which benefits are determined based on a percentage of Ms. Edwards’s eligible pay, and because under such benefit formula the additional two years of age and service credit will not impact the percentage of pay credited to Ms. Edwards under the BRP, the value of Ms. Edwards’s accrued benefit that is attributable solely to the additional two years of age and service credit provided under the CIC Policy is U.S.$0.

Executive Deferred Compensation Plan

Avon maintains a deferred compensation plan for the benefit of management and highly compensated employees pursuant to which participants may defer all or a portion of any annual bonus or to which participants may make contributions that cannot be made to Avon’s 401(k) plan due to IRS limitations applicable to tax qualified plans. Bonus amounts deferred under the deferred compensation plan are distributed in a lump sum within 90 days following a change in control transaction, such as the Transaction. Deferred amounts that are contributions that would have been made to Avon’s 401(k) plan except for applicable IRS limitations will be distributed upon a participant’s termination of employment.

Ginny Edwards is the only executive officer who participates in the deferred compensation plan. All of Ms. Edwards’s benefits under the deferred compensation plan relate to deferred bonus amounts. As of October 1, 2019, the estimated aggregate value of distributions that will be payable to Ms. Edwards in connection with change in control transactions, such as the Transaction, is U.S.$156,647, distributable within 90 days following a change in control.

Director Deferred Compensation Plan

Avon maintains a director deferred compensation plan pursuant to which participants may defer all or a portion of any annual cash retainer. Mr. Armario and Mr. Cornwell participate in the director deferred compensation plan. Amounts deferred under the plan are distributed upon a participant’s termination of service as a director, payable in annual installments, in the case of Mr. Armario, and in a lump sum, in the case of Mr. Cornwell. As of October 1, 2019, the estimated aggregate value of such deferred cash amounts payable to Mr. Armario and Mr. Cornwell, assuming their termination of service as directors on such date, is as follows: Mr. Armario—U.S.$447,836 and Mr. Cornwell—U.S.$27,304.

Quantification of Payments and Benefits

In accordance with Item 402(t) of Regulation S-K, the table below sets forth for each of Avon’s named executive officers estimates of the amounts of compensation that are based on or otherwise relate to the Transaction and that will or may become payable to the named executive officer either immediately at the effective time of the Transaction (i.e., on a “single-trigger” basis) or in the event of a qualifying termination of employment prior to, on or following the effective time of the Transaction (i.e., on a “double-trigger” basis). The holders of Avon Common Shares are being asked to approve, on a non-binding, advisory basis, such compensation for these named executive officers. Because the vote to approve such compensation is advisory only, it will not be binding on either Avon, the Avon board of directors or Natura Cosméticos. Accordingly, if the proposal to adopt the Merger Agreement is approved by the holders of Avon Shares and the Transaction is completed, the compensation will be payable regardless of the outcome of the vote to approve such compensation, subject only to the conditions applicable thereto, which are described in the footnotes to the tables below and above under “—Interests of Avon’s Directors and Executive Officers in the Transaction.”

The potential payments in the tables below are quantified in accordance with Item 402(t) of Regulation S-K. The estimated values are based on (a) an assumption that the Transaction is completed on December 31, 2019, (b) per share merger consideration of U.S.$3.77, (c) the named executive officers’ salary and total eligible bonus levels as in effect as of the date of this proxy statement/prospectus, (d) the number of unvested Avon Stock Options, Avon SARs, Avon RSUs, Avon PSUs and Avon Restricted Stock held by the named executive officers as of October 1, 2019, the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus, and excluding any additional grants that may occur following such date and any Avon Stock Options, Avon SARs, Avon RSUs, Avon PSUs and Avon Restricted Stock that are vested or are expected to vest in accordance with their terms prior to December 31, 2019, and (e) an assumption that each named executive officer’s employment is terminated by Avon without “cause” or by the named executive officer for “good reason” immediately following the completion of the Transaction. In addition, the amounts indicated

below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus, and do not reflect certain compensation actions that may occur before completion of the Transaction. As a result, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

The amounts shown below do not attempt to quantify any cash retention bonuses the named executive officers may receive, as described in the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Interests of Avon’s Directors and Executive Officers in the Transaction.”

Potential Payments to Named Executive Officers

Name	Cash (U.S.$)(1)		Equity (U.S.$)(2)		Benefits (U.S.$)(3)		Total (U.S.$)
Jan Zijderveld	U.S.$	8,350,854	U.S.$	8,722,792	U.S.$	192,263	U.S.$	17,265,909
Miguel Fernandez	U.S.$	2,863,852	U.S.$	4,366,862	U.S.$	130,175	U.S.$	7,360,889
Jonathan Myers	U.S.$	2,539,642	U.S.$	2,642,881	U.S.$	130,175	U.S.$	5,312,698
Gustavo Arnal	U.S.$	4,509,461	U.S.$	1,202,147	U.S.$	130,175	U.S.$	5,841,784
Sherilyn McCoy**		—	U.S.$	1,045,044		—	U.S.$	1,045,044
James Wilson**		—		—		—		—
James E. Thompson**		—		—		—		—

**

Sherilyn McCoy, James Wilson and James E. Thompson are considered named executive officers of Avon for purposes of Item 402(t) of Regulation S-K. However, each of Messrs. Wilson and Thompson terminated employment in 2019 and Ms. McCoy terminated employment in 2018. Messrs. Wilson and Thompson no longer hold any Avon equity awards and are not otherwise entitled to any compensation related to the Transaction. Ms. McCoy holds certain equity-based awards, which consist of unvested stock options that are underwater and Avon PSUs. Aside from payments relating to her unvested Avon PSUs, Ms. McCoy is not entitled to any compensation related to the Transaction.

(1)

The estimated amounts shown in this column represent the sum of (A) a lump-sum cash severance payment under the CIC Policy equal to two times the sum of (x) the named executive officer’s annual base salary and (y) the named executive officer’s target annual cash bonus, (B) a bonus payable under the MIP equal to the executive’s target annual bonus (based on the assumption that applicable performance goals are attained at target level) and (C) in the case of Gustavo Arnal, the value of certain sign-on awards. The severance payments, which are payable within 15 days after termination of employment, are “double-trigger,” as they will only be payable in the event of a “qualifying termination” within two years, on or following the effective time of the Transaction. The annual bonus payments and Mr. Arnal’s sign-on awards are “double trigger” payments in that they will be payable in connection with a qualifying termination of employment. The annual bonuses are generally payable in March of the calendar year immediately following the end of the applicable performance period and Mr. Arnal’s sign-on awards are payable immediately upon a qualifying termination. The estimated amounts shown in this column are based on the pound sterling to U.S. dollar exchange rate, as of October 1, 2019, which is £1 = U.S.$1.228068.

(2)

The estimated amounts shown in this column represent the aggregate intrinsic value of the named executive officers’ outstanding unvested Avon Stock Options (the excess, if any, of the per share merger consideration of U.S.$3.77 over the applicable per share exercise price) and the aggregate value of outstanding unvested Avon RSUs and Avon PSUs. The estimated values shown in this column are based on the number of unvested Avon Stock Options, Avon SARs, Avon RSUs, Avon PSUs and Avon Restricted Stock held by the named executive officers as of October 1, 2019, the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus, and excludes any additional grants that may occur following such date. The estimated payments in respect of the named executive officers’ unvested Avon Stock Options as shown in the following table are “single-trigger” benefits in that they will be paid to the named executive officer at the effective time of the Transaction. The estimated payments in respect of the named executive officers’ unvested Avon RSUs and Avon PSUs as shown in the following table are “double-trigger” benefits in that they will be paid to the named executive officer only if the named executive officer experiences a qualifying termination of employment on or following the effective time of the Transaction. Payments in respect of Avon PSUs are based on the assumption that applicable performance goals are attained at target level. None of the named executive officers hold Avon SARs or Avon Restricted Stock. Receipt of such payments is conditioned upon the NEO’s compliance with certain restrictive covenants, including (i) non-competition covenant and non-solicitation of employees covenant for one year following termination of employment and (ii) non-disclosure covenant for an indefinite duration following termination of employment.
(3)

The estimated amounts shown in this column represent (a) continued health and welfare benefits coverage premiums for 24 months, which is the maximum period under the CIC Policy and (b) in the case of Jan Zijderveld, the value of repatriation benefits payable in connection with repatriation to the executive’s home country upon termination of employment other than for cause within 24 months of commencement of employment with Avon. Receipt of the repatriation benefits are subject to the executive entering into a settlement agreement with Avon. These are “double-trigger” benefits in that they will be paid to the named executive officer only if the named executive officer experiences a qualifying termination of employment following the effective time of the Transaction. Miguel Fernandez’s repatriation benefits expired in August, 2019 and will have a value of U.S.$0 assuming that the Transaction are completed on December 31, 2019. The estimated amounts shown in this column are based on the pound sterling to U.S. dollar exchange rate, as of October 1, 2019, which is £1 = U.S.$1.228068.

	Unvested Options			Unvested RSUs			Unvested Avon PSUs			Total ($)
	#	(U.S.$)		#	(U.S.$)		#	(U.S.$)		(U.S.$)
Jan Zijderveld	1,139,000	U.S.$	353,090	600,000	U.S.$	2,262,000	1,620,080	U.S.$	6,107,702	U.S.$	8,722,792
Miguel Fernandez	612,949	U.S.$	206,019	612,437	U.S.$	2,308,887	491,235	U.S.$	1,851,956	U.S.$	4,366,862
Jonathan Myers	463,087	U.S.$	166,021	265,996	U.S.$	1,002,805	390,996	U.S.$	1,474,055	U.S.$	2,642,881
Gustavo Arnal	242,340		—	96,936	U.S.$	365,449	221,936	U.S.$	836,699	U.S.$	1,202,147
Sherilyn McCoy	462,000		—	—		—	277,200	U.S.$	1,045,044	U.S.$	1,045,044
James Wilson	—		—	—		—	—		—		—
James E. Thompson	—		—	—		—	—		—		—

Avon Share Ownership of Directors and Executive Officers

At the close of business on the Record Date, directors and executive officers of Avon and their affiliates held approximately 3,866,976 Avon Common Shares entitled to vote for an aggregate vote of approximately 3,866,976 (or one vote per share) and 0 Avon Preferred Shares entitled to vote for an aggregate vote of 0 (on an as-converted basis). As such, as of the Record Date, directors and executive officers of Avon and their affiliates were entitled to approximately 3,866,976 votes, representing, as of the close of business on the Record Date, 0.73% of the approximately 530,065,778 aggregate votes of the Avon Shares outstanding on such date and entitled to vote on the matters being presented in this proxy statement/prospectus. Avon currently expects that the directors and executive officers of Avon and their affiliates will vote all such Avon Shares in favor of the Transaction Proposal, the Advisory Compensation Proposal and the Adjournment Proposal. In addition, an affiliate of Cerberus, which designates three of the members of the Avon board of directors, is party to the Cerberus Investor Voting and Support Agreement described in the section of this proxy statement/prospectus entitled “Transaction Documents—The Cerberus Investor Voting And Support Agreement”. As of the Record Date, the Avon Shares subject to the Cerberus Investor Voting and Support Agreement constituted approximately 16.42% of the total outstanding Avon Shares entitled to vote at the Avon Special Meeting on an as-converted basis.

Treatment of Equity and Equity-Based Awards

At the effective time of the Transaction:

•

each outstanding award of Avon RSU will be converted into an award of Natura &Co Holding RSUs (rounded up to the nearest number of whole shares), equal to (A) the number of Avon Common Shares subject to such award of Avon RSUs immediately prior to the effective time of the Transaction multiplied by (B) the Exchange Ratio, and the terms and conditions (including service-based vesting conditions) applicable to such award of Avon RSUs shall continue in full force and effect with respect to such award of Natura &Co Holding RSUs;

•

each outstanding award of Avon PSUs will be converted into an award of Natura &Co Holding PSUs (rounded up to the nearest number of whole shares), that is subject solely to time-based vesting equal to (A) the number of Avon Common Shares subject to such award of Avon PSUs immediately prior to the effective time of the Transaction (if applicable performance goals were deemed to be attained at target level) multiplied by (B) the Exchange Ratio, and the terms and conditions (including service-based vesting conditions but not performance-based vesting conditions) applicable to such award of Avon PSUs shall continue in full force and effect with respect to such award of Natura &Co Holding PSUs;

•

each award of Avon Restricted Stock will be converted into an award denominated in Natura &Co ADSs against the deposit of the requisite number of Natura &Co Holding Shares (“Natura &Co Holding Restricted Stock”), as applicable, equal to (A) the number of Avon Common Shares subject to such award of Avon Restricted Stock immediately prior to the effective time of the Transaction multiplied by (B) the Exchange Ratio, and the terms and conditions (including service-based vesting conditions) applicable to such award of Avon Restricted Stock shall continue in full force and effect with respect to such award of Natura &Co Holding Restricted Stock;

•

each outstanding Avon Stock Option, whether or not then vested or exercisable, will automatically be canceled in exchange for the right to receive an amount in cash, without interest, equal to (A) the number of Avon Common Shares underlying such Avon Stock Option immediately prior to the effective time of the Transaction multiplied by (B) the excess, if any, of the per share cash-out price over the exercise price per share of such Avon Stock Option, where (i) the “per share cash out price” is the closing price of an Avon Common Share on the NYSE on the Closing Date and if there are no trades on the Closing Date, on the day on which a trade occurred next preceding the Closing Date and (ii) no amount will be payable upon cancellation of an Avon Stock Option with an exercise price per share that is greater than the per share cash-out price; and

•

each outstanding stock appreciation right with respect to Avon Common Shares (an “Avon SAR”), whether or not then vested or exercisable, will automatically be canceled in exchange for the right to receive an amount in cash, without interest, equal to (A) the number of Avon Common Shares subject to such Avon SAR immediately prior to the effective time of the Transaction multiplied by (B) the excess, if any, of the per share cash-out price over the exercise price per share of such Avon SAR, and no amount will be payable upon cancellation of an Avon SAR with an exercise price per share that is greater than the per share cash-out price.

Any equity award granted after May 22, 2019 shall be subject to pro-rata vesting (as described in the applicable award agreement) upon certain terminations of the award holder’s employment.

All amounts payable in respect of equity-based awards will be subject to required withholding taxes.

Treatment of Cash Long-Term Incentive Awards

Under Avon’s Long-Term Cash Bonus Plan, if within two years after a change in control transaction, such as the Transaction, an award holder’s employment is terminated by Avon without cause or by the award holder due to “good reason” (each as defined below in the section of this proxy statement/prospectus entitled “—Treatment of Equity and Equity-Based Awards”), such award holder’s Avon Cash LTI Awards that are subject solely to time-based vesting (as would be the case with respect to Avon Cash LTI Awards that are outstanding immediately after the Transaction) will become fully vested and will be paid out within sixty days after such termination of employment.

At the effective time of the Transaction:

•

each outstanding Avon Cash LTI Award that is granted under Avon’s Long-Term Cash Bonus Plan and that is subject solely to time-based vesting (an “Avon Time-Based Cash LTI Award”) will continue to remain outstanding after the Transaction, subject to the terms of the Long-Term Cash Bonus Plan;

•

each outstanding performance-contingent cash long-term incentive award that is granted under the Avon’s Long-Term Cash Bonus Plan (an “Avon Performance Cash LTI Award”) will be converted into an Avon Time-Based Cash LTI Award vesting assuming, for purposes of determining the amount payable in respect of such Avon Performance Cash LTI Award after such conversion, that applicable performance goals have been attained, as of the end of the applicable performance period, at the level at which such performance goals have been attained as of the Closing Date; and

•

any payments in respect of Avon Cash LTI Awards that are granted as part of Avon’s 2019 long-term incentive program (or that are granted after the signing of the Merger Agreement with a payment calculation methodology that is similar to that of the Avon Cash LTI Awards granted under Avon’s 2019 long-term incentive program) will be equal to (x) the grant date value of such Avon Cash LTI Award (and, in the case of any Avon Performance Cash LTI Award, the value of such award determined using the methodology set forth in the preceding bullet) multiplied by (y) a fraction, the numerator of which is the greater of the NYSE closing price of an Avon Common Share on the day immediately prior to the Closing Date and an amount equal to U.S.$13.91 multiplied by the Exchange Ratio, and the denominator of which is the closing price of an Avon Common Share on the grant date.

Any Avon Cash LTI Award granted after May 22, 2019 shall be subject to pro-rata vesting (as described in the applicable award agreement) upon certain terminations of the award holder’s employment.

All amounts payable in respect of Avon Cash LTI Awards will be subject to required withholding taxes.

Director and Officer Indemnification

Pursuant to the terms of the Merger Agreement, members of the Avon board of directors and executive officers of Avon will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the Transaction. For a more detailed description of the provisions of the Merger Agreement relating to director and officer indemnification, please see the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement” of this proxy statement/prospectus.

New Director and Management Arrangements

As of the date of this proxy statement/prospectus, there are no employment, equity or other agreements, arrangements or understandings between any of Avon’s directors or executive officers, on the one hand, and Natura Cosméticos or Natura &Co Holding, on the other hand, and the Transaction is not conditioned upon any of Avon’s directors or executive officers entering into any such agreement, arrangement or understanding.

Pursuant to the Merger Agreement, Avon may grant cash retention bonuses to the employees of Avon and its subsidiaries including, subject to Natura Cosméticos’s consent, Avon’s executive officers. As of the date of this proxy statement/prospectus, no determinations have been made as to whether any executive officer will receive any such award.

DESCRIPTION OF NATURA &CO HOLDING SHARES AND NATURA &CO HOLDING BY-LAWS

The following is a summary of certain significant provisions of the Natura &Co Holding By-Laws (estatuto social) and the laws of Brazil. This description does not purport to be complete and is qualified by reference to the complete text of the Natura &Co Holding By-Laws, which are attached as Annex E and incorporated into this proxy statement/prospectus by reference in its entirety and the applicable laws of Brazil. This summary should not be considered as legal advice regarding these matters. You are urged to carefully review the Natura &Co Holding By-Laws in their entirety as they, and not this description, will control your rights as a holder of Natura &Co Holding Shares. In this section, unless otherwise stated, references to “we,” “us,” “our,” or “the Company” refer to Natura &Co Holding.

General

Natura &Co Holding is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, having its registered office in the city of São Paulo, state of São Paulo, at Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A, Parque Anhanguera, 05106-000, Brazil, enrolled with the Brazilian taxpayers’ registry (Cadastro Nacional de Pessoas Jurídicas—CNPJ) under No. 32.785.497/0001-97. Natura &Co was incorporated on January 21, 2019. Natura &Co Holding is governed by the laws of Brazil, as well as by the Natura &Co Holding By-Laws.

Capital Stock

As per Article 5 of the Natura &Co Holding By-Laws, the capital stock of the Natura &Co Holding, fully subscribed to and paid in, is of one hundred reais (R$100), divided into 100 registered common shares, with no par value. The capital stock of Natura &Co Holding will be represented solely by common shares, and each common share will be entitled to one vote on the resolutions to be adopted by the shareholders.

Natura &Co Holding is authorized to increase its capital stock, regardless of an amendment to the Natura &Co Holding By-Laws, in up to 441,310,125 common shares, with no par value, upon a resolution of its board of directors, which will establish the terms of issuance, including the price and payment. The board of directors may also approve the issuance of warrants (bonus de subscrição) and convertible debentures, as well as capitalization of profits of reserves, whether or not by issuing bonus shares, within the limits of the authorized capital.

The board of directors of Natura &Co Holding may grant stock purchase or subscription options, under the plan or programs approved at the shareholders’ meeting, to the managers and employees of Natura &Co Holding, as well as to managers and employees of other companies directly or indirectly controlled by Natura &Co Holding, without preemptive rights to the shareholders at the time of either grant or exercise of such options, subject to the balance of the authorized capital limit at the time of exercise of subscription options, analyzed together with the balance of treasury shares at the time of exercise of purchase options.

Corporate Purpose

As per Article 3 of the Natura &Co Holding’s By-Laws, Natura &Co Holding’s purpose is the formation and management of, and the holding of interests in, beauty companies, including, but not limited to fragrances, skin care, hair and cosmetics with color, or branches that conduct activities related or complimentary beauty businesses, including, but not limited to home and fashion, as a shareholder or quotaholder, in Brazil or abroad.

The development of activities by the companies that Natura &Co Holding holds direct or indirect interest in any type considers the following factors: (i) the short- and long-term interests of Natura &Co Holding and its shareholders, and (ii) the short and long-term economic, social, environmental and legal effects on its employees, suppliers, partners, clients and other creditors, as well as on the communities in which Natura &Co Holding operates, both locally and globally.

Dividends

The Natura &Co Holding By-Laws require that we distribute annually to Natura &Co Holding’s shareholders a mandatory minimum dividend, which we refer to as the mandatory dividend, equal to at least 30% of Natura &Co Holding’s net income after taxes, after certain deductions, including accumulated losses and any amounts allocated to employee and management participation, any amount allocated to Natura &Co Holding’s legal reserve, any amount allocated to the contingency reserve and any amount written off with respect to the contingency reserve accumulated in previous fiscal years, in each case in accordance with Brazilian law.

However, the Brazilian Corporation Law permits a company to suspend the mandatory distribution of dividends if its board of directors reports to the shareholders’ meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders’ meeting and review by the fiscal council. In addition, our management must submit a report to the CVM clarifying the reasoning for any such non-payment. Net income not distributed due to such a suspension must be attributed to a separate reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits.

The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the requirements of the Brazilian Corporation Law. In addition, amounts arising from tax incentive benefits or rebates are appropriated to a separate capital reserve in accordance with the Brazilian Corporation Law. This investment incentive reserve is not normally available for distribution, although it can be used to absorb losses under certain circumstances, or be capitalized. Amounts appropriated to this reserve are not available for distribution as dividends.

The Brazilian Corporation Law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders. We may prepare financial statements semiannually or for shorter periods. Natura &Co Holding’s board of directors may declare a distribution of dividends based on the profits reported in semiannual financial statements. Natura &Co Holding’s board of directors may also declare a distribution of interim dividends or interest based on profits previously accumulated or in profits reserve, which are reported in such financial statements or in the last annual financial statement approved by resolution taken at a shareholders’ meeting. The board of directors may also declare dividends based on financial statements prepared for interim periods; provided that the total amount of dividends paid in each semester does not exceed the amounts accounted for in our capital reserve account set forth in paragraph 1 of Article 182 of the Brazilian Corporation Law and any dividends that fail to be claimed within a period of three (3) years will revert to Natura &Co Holding.

In general, Non-Resident Holders must register their equity investment with the Brazilian Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying the Natura &Co Holding ADSs are held in Brazil by Itaú Unibanco S.A., also known as the custodian, as agent for the ADS Depositary, which is the registered owner on the records of the registrar for Natura &Co Holding’s shares.

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the ADS Depositary, which then converts such proceeds into U.S. Dollars and causes such U.S. Dollars to be delivered to the ADS Depositary for distribution to holders of Natura &Co Holding ADSs. In the event that the custodian is unable to convert immediately the foreign currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of Natura &Co Holding ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the dividends are converted. Under the Brazilian Corporation Law, dividends paid to Non-Resident Holders will not be subject to Brazilian withholding tax; however, it is not clear under Brazilian law whether such withholding income tax exemption is also applicable to dividends distributed to holders of Natura &Co Holding ADSs abroad.

Brazilian law allows the payment of dividends solely in reais, limited to the unappropriated retained earnings in Natura &Co Holding’s financial statements prepared in accordance with IFRS.

Rights of Holders of Common Shares

Each of Natura &Co Holding’s common shares entitles its holder to one vote at Natura &Co Holding’s annual or extraordinary general shareholders’ meetings (assembleia geral ordinária or assembleia geral extraordinária). Pursuant to the Natura &Co Holding By-Laws and its B3 listing agreement in connection with the listing of the common shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights. As long as we are listed on the Novo Mercado, we may not issue preferred shares. In addition, the Natura &Co Holding By-Laws and the Brazilian Corporation Law provide that holders of Natura &Co Holding Shares are entitled to dividends or other distributions made in respect of Natura &Co Holding Shares in accordance with their respective participation in Natura &Co Holding’s capital. See “Description of Natura &Co Holding ADSs and Natura &Co Holding Deposit Agreement—Dividends and Distributions” for a more complete description of payment of dividends and other distributions of Natura &Co Holding Shares. In addition, in the event of Natura &Co Holding’s liquidation and following the payment of all Natura &Co Holding’s outstanding liabilities, holders of Natura &Co Holding Shares are entitled to receive their pro rata interest in any remaining assets, in accordance with their respective participation in Natura &Co Holding’s capital. The shareholders have preemptive rights to subscribe for new shares issued by us, pursuant to the Brazilian Corporation Law, but are not obligated to subscribe for future capital increases.

Pursuant to the Novo Mercado Rules, the Natura &Co Holding Shares have tag-along rights which enable their holders, upon the sale of a controlling interest in us, to receive in exchange for their shares 100% of the price paid per common share for the controlling block.

Pursuant to the Brazilian Corporation Law, neither the Natura &Co Holding By-Laws nor actions taken at a shareholders’ meeting may deprive a shareholder of: (1) the right to participate in the distribution of net income; (2) the right to participate equally and proportionally in any residual assets in the event of liquidation of Natura &Co Holding’s company; (3) preemptive rights in the event of issuance of new shares, convertible debentures or subscription warrants, except in some specific circumstances under the Brazilian Corporation Law; (4) the right to hold Natura &Co Holding’s management accountable in accordance with the provisions of the Brazilian Corporation Law; and (5) the right to withdraw from us in the cases specified in the Brazilian Corporation Law, including merger or consolidation, which are described in “Description of Natura &Co Holding Shares and Natura &Co Holding By-Laws—Dividends—Right of Withdrawal” and “Description of Natura &Co Holding Shares and Natura &Co Holding By-Laws—Dividends—Redemption.”

Neither the Natura &Co Holding By-Laws, nor the Brazilian Corporation Law, contain any restriction on voting by Non-Resident Holders of Natura &Co Holding Shares.

Public Tender Offer upon Sale of Control

The direct or indirect disposal of controlling interest in Natura &Co Holding in a single transaction or series of successive transactions must be agreed upon under a condition precedent or subsequent that the acquirer will make a tender offer to purchase the shares issued by Natura &Co Holding and owned by the remaining shareholders, subject to the terms of, and within the time limits prescribed by, prevailing regulation and legislation and the Novo Mercado Regulation, so that the holders of such remaining shares may receive the same treatment as accorded to the seller pursuant to Article 254-A of the Brazilian Corporation Law and Articles 37 and 38 of the Novo Mercado Listing Rules and Article 32 of the Natura &Co Holding By-Laws.

The Natura &Co Holding By-Laws (Article 33) also provide that any shareholder that acquires or becomes the owner of the capital stock of Natura &Co Holding corresponding to 25% or more of the total shares of the capital stock of Natura &Co Holding must make or apply for registration of, as the case may be, a tender offer to purchase all shares of the capital stock of Natura &Co Holding, subject to the provisions of the applicable regulations issued by the CVM and Novo Mercado Regulation.

Allocation of Net Income

Together with the financial statements for the fiscal year, the board of directors will submit to the Annual Shareholders’ Meeting the proposed allocation of net income, in compliance with the provisions of law and Natura &Co Holding By-Laws.

The shareholders will be entitled to receive as dividends each year a mandatory minimum percentage of thirty percent (30%) of the net income, as adjusted by:

•	adding the amounts resulting from reversal during the year of contingency reserves previously established;

•	deducting the amounts set aside during the year for establishment of the statutory reserve and contingency reserves; and

•

where the mandatory minimum dividend exceeds the realized portion of the net income for the year, the management may propose, and the shareholders’ meeting may approve, allocation of the excess to an unrealized profits reserve (Article 197 of Law No. 6,404/76).

Under the Brazilian Corporation Law, payment of the mandatory dividend is not required if the board of directors has formally declared such distribution to be inadvisable in view of Natura &Co Holding’s financial condition and has provided the shareholders at the annual general shareholders’ meeting with an opinion to that effect, which has been reviewed by Natura &Co Holding’s fiscal council. In addition, Natura &Co Holding’s management must submit a report to the CVM within five days following said meeting clarifying the reasoning for any such non-payment. See “Description of Natura &Co Holding Shares and Natura &Co Holding By-Laws —Dividends.”

Preemptive Rights

Each of Natura &Co Holding’s shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase, in proportion to its shareholding, except (i) in the event of the grant and exercise of any stock option to acquire or subscribe for shares of Natura &Co Holding’s capital stock; (ii) in the context of a capital increase derived from merger, merger of shares and/or spin-off implemented according to the Brazilian Corporation Law; (iii) in a sale or subscription on a stock exchange; and (iv) in an exchange of shares transaction in the context of a public tender offer upon sale of control. A minimum period of 30 days following the publication of notice of the issuance of shares or convertible securities is allowed for exercise of the right, and the right is negotiable. However, according to the Natura &Co Holding By-Laws and the Brazilian Corporation Law, Natura &Co Holding’s board of directors may, in its discretion, exclude or restrict preemptive rights when issuing shares, convertible debentures and warrants placed by way of sale on a stock exchange, public subscription or exchange of shares in a tender offer, according to the provisions of law and within the limits of the authorized capital.

Arbitration

In accordance with the regulations of the Novo Mercado and the Natura &Co Holding By-Laws, Natura &Co Holding, its shareholders, executive officers, directors and fiscal council members are required to resolve through arbitration any disputes or controversies, including those related to or arising out of the application, validity, effectiveness, interpretation and violation, among others, of the provisions of the Brazilian Corporation Law, the Natura &Co Holding By-Laws, the rules published by the CMN, the Brazilian Central Bank, the CVM and other rules applicable to the Brazilian capital markets in general, as well as those set forth in the Novo Mercado Listing Regulations, in the Novo Mercado Listing Agreement and in other rules issued by the B3, and such arbitration is the exclusive means to settle such disputes with Natura &Co Holding’s shareholders. As the holders of Natura &Co Holding ADSs are not direct shareholders of Natura &Co, these arbitration requirements do not apply to such Natura &Co Holding ADS holders; however, because the ADS Depositary is a holder of Natura &Co Holding Shares, it would be bound by these mandatory arbitration provisions if it sought to exercise remedies against Natura &Co Holding under Brazilian law.

Liquidation

Natura &Co Holding shall be liquidated upon the occurrence of certain events provided for in the Brazilian Corporation Law, whereupon a meeting of the shareholders shall determine the form of liquidation, electing the liquidator(s) and the members of Natura &Co Holding’s fiscal council, which must operate on a mandatory basis during the liquidation period.

Redemption

According to the Brazilian Corporation Law, we may redeem Natura &Co Holding Shares subject to the approval of Natura &Co Holding’s shareholders at an extraordinary shareholders’ meeting where shareholders representing at least 50% of the shares that would be affected are present. The share redemption may be paid with Natura &Co Holding’s retained earnings, income reserves or capital reserves, with the exception of the legal reserve.

If the share redemption is not applicable to all shares, the redemption will be made by lottery. If custody shares are picked in the lottery and there are no rules established in the custody agreement, the financial institution will specify, on a pro rata basis, the shares to be redeemed.

Right of Withdrawal

The Brazilian Corporation Law provides that, under certain circumstances, a shareholder has the right to withdraw its equity interest from the company and to receive payment for the portion of shareholders’ equity attributable to its equity interest. Withdrawal rights may be exercised by dissenting or non-voting shareholders, if a vote of at least 50% of voting shares authorizes us:

•	to reduce the mandatory distribution of dividends;

•	to merge with another company (including if Natura &Co Holding is merged into one of its controlling companies) or to consolidate, except as described in the fourth paragraph following this list;

•

to approve Natura &Co Holding’s participation in a centralized group of companies, as defined under the Brazilian Corporation Law, and subject to the conditions set forth therein, except as described in the fourth paragraph following this list;

•	to change Natura &Co Holding’s corporate purpose;

•	to terminate a state of liquidation of the corporation;

•	to dissolve the corporation;

•

to transfer all of Natura &Co Holding’s shares to another company or in order to make us a wholly owned subsidiary of such company, known as a merger of shares (incorporação de ações), except as described in the fourth paragraph following this list;

•	to acquire the totality of shares of another company through a merger of shares (incorporação de ações), except as described in the fourth paragraph following this list;

•

to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporation Law, except as described in the fourth paragraph following this list; or

•

to conduct a spin-off that results in (a) a change of Natura &Co Holding’s corporate purpose, except if the assets and liabilities of the spin-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian Corporation Law.

In addition, in the event that the entity resulting from incorporação de ações, or a merger of shares, a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal rights.

Only holders of shares adversely affected by the changes mentioned in the first and second items above may withdraw their shares. The right of withdrawal lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize Natura &Co Holding’s financial stability.

The Brazilian Corporation Law allows companies to redeem their shares at their economic value, subject to certain requirements. Since the Natura &Co Holding By-Laws currently do not provide that Natura &Co Holding’s shares be subject to withdrawal at their economic value, Natura &Co Holding’s shares would be subject to withdrawal at their book value, determined on the basis of the last balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is of a date within 60 days of such shareholders’ meeting. In this case, Natura &Co Holding must immediately pay 80% of the net worth of the shares, calculated on the basis of the most recent statement of financial position approved by its shareholders, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ meeting.

Pursuant to the Brazilian Corporation Law, in events of consolidation, merger, incorporação de ações, participation in a group of companies, and acquisition of control of another company, the right to withdraw does not apply if the shares meet certain tests relating to liquidity and dispersal of the type or class of shares on the market (they are part of the B3 Index or other stock exchange index (as defined by the CVM)). In such cases, shareholders will not be entitled to withdraw their shares if the shares are a component of a general securities index in Brazil or abroad admitted to trading on the securities markets, as defined by the CVM, and the shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class.

Registration of Shares

The Natura &Co Holding Shares are held in book-entry form with Itaú Corretora de Valores S.A. Transfer of the Natura &Co Holding Shares is carried out by means of an entry by Itaú Corretora de Valores S.A. in its accounting system, debiting from the depositing shareholders’ account and crediting the buyers’ account, upon a written order of the transferor or a judicial authorization or order.

Form and Transfer

Because the Natura &Co Holding Shares are in registered book-entry form, the transfer of shares is made under article 35 of the Brazilian Corporation Law, which determines that a transfer of shares is effected by an entry made by the registrar, by debiting the share account of the transferor and crediting the share account of the transferee. Itaú Corretora de Valores S.A. performs safe-keeping, share transfer and other related services for us.

Transfers of shares by a foreign investor are made in the same way and executed by that investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Brazilian Central Bank, pursuant to Resolution No. 4,373/2014 of the Brazilian Central Bank, the foreign investor, through its local agent, should also seek amendment, if necessary, of the electronic certificate of registration to reflect the new ownership.

The B3 operates a central clearing system (the Central Depositária of the B3). A holder of Natura &Co Holding Shares may choose, at its discretion, to hold Natura &Co Holding Shares through this system and all shares elected to be put into the system will be deposited in custody with the relevant stock exchange (through a Brazilian institution duly authorized to operate by the Brazilian Central Bank having a clearing account with the relevant stock exchange). The fact that those shares are subject to custody with the relevant stock exchange will be reflected in Natura &Co Holding’s register of shareholders. Each participating shareholder will, in turn, be registered in Natura &Co Holding’s register of beneficial shareholders maintained by the relevant stock exchange and will be treated in the same way as a registered shareholder.

Shareholders’ Meetings

Pursuant to the Brazilian Corporation Law, Natura &Co Holding’s shareholders are generally empowered to take any action relating to Natura &Co Holding’s corporate purposes and to pass resolutions that they deem necessary. Shareholders at Natura &Co Holding’s annual general shareholders’ meeting, which is required to be held within the first four months of the end of each year, have the exclusive right to approve Natura &Co Holding’s audited financial statements and Natura &Co Holding’s management accounts, as well as to determine the allocation of Natura &Co Holding’s net income and the distribution of dividends with respect to the fiscal year ended immediately prior to the date of the relevant shareholders’ meeting. Generally (i) the installation of the fiscal council and election of its members, (ii) the election of the members of Natura &Co Holding’s board of directors and (iii) the determination of the annual compensation of Natura &Co Holding’s executive officers, board of directors and fiscal council are approved in the annual shareholders’ meeting, but such matters may also be approved at extraordinary shareholders’ meetings.

An extraordinary shareholders’ meeting may be held at any time during the year, including concurrently with the annual shareholders’ meeting. The following matters, among others, may be resolved only at a shareholders’ meeting:

•	amendment of the Natura &Co Holding By-Laws;

•	election and dismissal of the members of Natura &Co Holding’s board of directors and fiscal council, whenever requested by Natura &Co Holding’s shareholders;

•	approval of management accounts and of Natura &Co Holding’s audited financial statements on a yearly basis;

•

authorization of issuance of debentures by us, except for issuances which Natura &Co Holding’s board of directors has been authorized to decide pursuant to a previous decision of Natura &Co Holding’s shareholders;

•	suspension of the exercise of a shareholder’s rights in the event of noncompliance with the Brazilian Corporation Law or the Natura &Co Holding By-Laws;

•	approval of valuation reports of assets offered by a shareholder to us as payment for the subscription of shares of Natura &Co Holding’s capital stock;

•	approval of issuance of shares in excess of the limit of Natura &Co Holding’s authorized capital;

•	determination of the annual compensation of Natura &Co Holding’s executive officers, board of directors and fiscal council;

•	approval of any transaction involving Natura &Co Holding’s transformation into a limited liability company, consolidation, merger or spin-off;

•	approval of any transaction involving Natura &Co Holding’s dissolution or liquidation, the appointment and dismissal of the respective liquidator and the official review of the reports prepared by it;

•

authorization to delist from B3 Novo Mercado and to become a private company, as well as to retain a specialist firm to prepare a valuation report with respect to the value of Natura &Co Holding’s common shares, in such event;

•	authorization to Natura &Co Holding’s directors and officers to petition for bankruptcy or file a request for judicial or extrajudicial restructuring;

•	approval of stock option plans for managers and employees of Natura &Co Holding and companies directly or indirectly controlled by Natura &Co Holding, excluding shareholder preemptive rights; and

•	approval of any stock splits or reverse stock splits.

Quorum

As a general rule, the Brazilian Corporation Law provides that the quorum for purposes of a shareholders’ meeting consists of the presence of shareholders representing at least 25% of Natura &Co Holding’s issued and outstanding shares on first call, and, if that quorum is not reached, any percentage on second call. If Natura &Co Holding’s shareholders meet to amend the Natura &Co Holding By-Laws, a supermajority quorum of shareholders representing at least two-thirds of Natura &Co Holding’s issued and outstanding shares shall be required on first call, and any percentage will be sufficient on second call.

A shareholder may be represented in a shareholders’ meeting by an attorney-in-fact appointed no more than one year prior to the date of the relevant shareholders’ meeting. The attorney-in-fact must be a shareholder, director or executive officer of Natura &Co Holding, a lawyer or a financial institution registered by their manager.

Generally, the affirmative vote of shareholders representing at least the majority of Natura &Co Holding’s issued and outstanding shares present in person, or represented by proxy, at a shareholders’ meeting is required to approve any proposed action, with abstentions not taken into account. Exceptionally, according to the Brazilian Corporation Law, the affirmative vote of shareholders representing not less than one-half of Natura &Co Holding’s issued and outstanding shares is required to, among other measures:

•	reduce the percentage of mandatory dividends;

•	change Natura &Co Holding’s corporate purpose;

•	consolidate with or merge us into another company;

•	engage in a spin-off transaction;

•	approve Natura &Co Holding’s participation in a group of companies (as defined in the Brazilian Corporation Law);

•	apply for cancellation of any voluntary liquidation;

•	approve Natura &Co Holding’s dissolution; and

•	approve the merger of all of Natura &Co Holding’s common shares into another Brazilian company.

Location of a Shareholders’ Meeting

Natura &Co Holding’s shareholders’ meetings take place at Natura &Co Holding’s headquarters in the city of São Paulo, state of São Paulo, Brazil. The Brazilian Corporation Law allows Natura &Co Holding’s shareholders to hold meetings in another location in the event of a force majeure, provided that the meetings are held in the city of São Paulo and the relevant notice includes a clear indication of the place where the meeting will occur. All information relating to shareholders’ meetings will be available (i) at Natura &Co Holding’s headquarters, in the City of São Paulo, State of São Paulo, at Avenida Alexandre Colares, 1188, Sala A17-Bloco A, CEP 05106-000 and (ii) on the internet at Natura &Co Holding’s website (https://natu.infoinvest.com.br/), the website of the CVM (www.cvm.gov.br), and the website of B3 (www.b3.com.br). The information included on these websites does not form part of this proxy statement/prospectus and is not incorporated by reference herein.

Who May Call a Shareholders’ Meeting

The shareholders’ meetings may be called by Natura &Co Holding’s board of directors and by:

•

any shareholder, if Natura &Co Holding’s board of directors fails to call a shareholders’ meeting within 60 days after the date it is required to do so under applicable law and the Natura &Co Holding By-Laws;

•

shareholders holding at least five percent of Natura &Co Holding’s capital stock, if Natura &Co Holding’s board of directors fails to call a meeting within eight days after receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;

•

shareholders holding at least five percent of Natura &Co Holding’s capital stock if Natura &Co Holding’s board of directors fails to call a meeting within eight days after receipt of a request to call the meeting for the creation of the fiscal council; or

•

Natura &Co Holding’s fiscal council, if one is created, if the board of directors fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and the Natura &Co Holding By-Laws, or if the fiscal council believes that there are important or urgent matters to be addressed.

Notice of a Shareholders’ Meeting

According to the Brazilian Corporation Law, all notices of general meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the state of São Paulo, and in any other newspaper widely circulated, which, in Natura &Co Holding’s case, is the Valor Econômico. The first notice must be published no later than 15 days before the date of the first call of the meeting, and no later than eight days before the date of second call of the meeting. However, in certain circumstances, and upon the request of any shareholder, the CVM may require that the first notice be published 30 days prior to the meeting. The first notice must also be published 30 days prior to the meeting in the event that there are depositary receipts or securities traded abroad. The CVM may also, upon the request of any shareholder, terminate, up to 15 days, the period for calling the extraordinary general meeting, in order to understand and analyze the proposals to be submitted to the specific meeting. The notice must include, in addition to the place, date and time, the agenda of the meeting and, in the case of a proposed amendment to the Natura &Co Holding By-Laws, a description of the subject matter of the proposed amendment.

Conditions of Admission to Natura &Co Holding’s Shareholders’ Meeting

In order to attend a shareholders’ meeting and exercise their voting rights shareholders must prove their status as shareholders and their ownership of by presenting his or her identity card/organizational documents and proof of power of attorney, if applicable, and proof of deposit issued by the financial institution responsible for the bookkeeping of the Natura &Co Holding Shares.

A shareholder may be represented at a shareholders’ meeting by a proxy, appointed less than one year before the meeting, who must be one of Natura &Co Holding’s shareholders, or one of Natura &Co Holding’s officers or directors, a lawyer or a financial institution represented by their manager.

Delisting from the Novo Mercado

At any time, Natura &Co Holding may decide to delist its common shares from the Novo Mercado. In order to delist its common shares from the Novo Mercado, Natura &Co Holding (or its controlling shareholders) would be required to first launch a tender offer through which Natura &Co Holding or the controlling shareholders would acquire the free float shares (“Delisting TO”). The Delisting TO must comply with the applicable rules of the CVM Instruction No. 361, dated March 5, 2002, as amended or “CVM Instruction No. 361,” and (i) have a

“fair price,” according to the Brazilian Corporation Law; and (ii) be approved by the holders of more than 1/3 of the outstanding free float shares. However, the Delisting TO requirement can be waived so long as holders of a majority of the free float shares approve such waiver. Natura &Co Holding’s delisting from the Novo Mercado will not necessarily result in the loss of its registration as a public company on the B3.

If Natura &Co Holding delists from Novo Mercado due a corporate restructuring transaction, either (i) the surviving company must submit the application for listing on the Novo Mercado within 120 days after the date of the shareholders’ meeting that approved such corporate restructuring transaction or (ii) if the resulting companies do not wish to be listed on the Novo Mercado, the majority of the holders of the outstanding free float shares must approve such corporate restructuring transaction.

In certain circumstances, Natura &Co Holding (or its controlling shareholders) could be required under the Novo Mercado rules to launch a Delisting TO. Novo Mercado regulation stipulates that the compulsory delisting from Novo Mercado will be applied only in the event Natura &Co Holding has violated Novo Mercado listing rules for a period of more than nine months.

Under CVM rules, if the offeror in a Delisting TO (the “Delisting TO Offeror”) subsequent transfers shareholding control within the 12-month period following the occurrence of a Delisting TO, the Delisting TO Offeror must pay to the former shareholders that tendered their shares in the Delisting TO (the “Delisting TO Former Shareholders”), on a pro rata basis, the difference, if any, between the tender offer price paid to the Delisting TO Former Shareholders and the price the Delisting TO Offeror received in such subsequent transfer.

Purchases of Natura &Co Holding’s Common Shares for Treasury

Pursuant to CVM Instruction No. 567, dated September 17, 2015 (“CVM Instruction No. 567”), the purchase or sale by us of Natura &Co Holding’s own shares requires shareholders’ approval in the event that the transaction:

•	takes place outside a stock exchange or over-the-counter market, involves more than 5.0% of the outstanding shares of a certain type or class, and is performed within an 18-month period;

•

takes place outside a stock exchange or over-the-counter market and at prices that are 10.0% higher with respect to purchases, and 10.0% lower, with respect to sales, than the price of Natura &Co Holding’s common shares quoted on the relevant stock exchange;

•	aims to change or prevent a change in Natura &Co Holding’s controlling shareholding or administrative structure; and

•	takes place outside a stock exchange or over-the-counter market and the counterpart is a related party.

Subject to certain conditions described in CVM Instruction No. 567, Natura &Co Holding’s shareholders’ approval is not required for the purchase or sale by us of Natura &Co Holding’s own shares:

•

where the counterparty is a member of Natura &Co Holding’s board of directors, Natura &Co Holding’s officer, employee or supplier in the context of exercise of stock options granted under a stock option plan (or other similar plans); or

•	in the context of a secondary public offering of treasury shares (or securities convertible or exchangeable into treasury shares).

We may acquire Natura &Co Holding’s own shares to be held in treasury, sold or canceled, pursuant to a resolution of Natura &Co Holding’s board of directors or Natura &Co Holding’s shareholders, as applicable. We may not acquire Natura &Co Holding’s common shares, hold them in treasury or cancel them in the event that such transaction:

•	targets shares owned by Natura &Co Holding’s controlling shareholders;

•	takes place on organized securities markets at prices higher than market price;

•	is concurrent with a public offering for the acquisition of Natura &Co Holding Shares, pursuant to the applicable securities regulations; or

•	requires funds greater than those currently available to us.

In order to authorize the purchase of Natura &Co Holding’s own shares, Natura &Co Holding’s board of directors or Natura &Co Holding’s shareholders (through a resolution approved at a shareholders meeting) must specify the purpose of the transaction, the maximum number of shares to be acquired, the total number of Natura &Co Holding’s outstanding shares and the maximum period of time to effect such purchase (not exceeding 18 months), among other information required by CVM Instruction No. 567.

Policy for the Trading of Natura &Co Holding’s Securities by Natura &Co Holding and Its Controlling Shareholder (If Any), Directors and Officers

CVM Instruction No. 358, dated January 3, 2002 (“CVM Instruction No. 358”), establishes that “insiders” must abstain from trading Natura &Co Holding’s securities, including derivatives backed by or linked to Natura &Co Holding’s securities, prior to Natura &Co Holding’s disclosure of material information to the market.

The following persons are considered insiders for purposes of CVM Instruction No. 358: we, Natura &Co Holding’s controlling shareholder (if any), members of Natura &Co Holding’s board of directors, executive officers, members of Natura &Co Holding’s fiscal council, members of any of Natura &Co Holding’s technical or advisory bodies and whoever by virtue of its title, duty or position in Natura &Co Holding’s company, Natura &Co Holding’s controlling shareholder, controlled companies or affiliates has knowledge of a material fact and is aware that such fact has not been disclosed to the market, including auditors, analysts, underwriters and advisors.

Such restriction on trading also applies:

•

to any of Natura &Co Holding’s former officers, members of Natura &Co Holding’s board of directors or Natura &Co Holding’s fiscal council for a six-month period, if any such officer, director or member of the fiscal council left Natura &Co Holding’s company prior to the disclosure of material information he/she was aware of while in office;

•	in the event that we intend to acquire another company, consolidate, spin off part or all of Natura &Co Holding’s assets, merge, transform, or reorganize;

•	to us, in connection with or for the transfer of Natura &Co Holding’s control, or in the event that an option or mandate to such effect has been granted;

•

to Natura &Co Holding’s direct and indirect controlling shareholders, their officers and members of their board of directors, whenever we, any of Natura &Co Holding’s subsidiaries or affiliates are in the process of purchasing or selling Natura &Co Holding Shares or have granted stock options over Natura &Co Holding Shares, or if a mandate for such purposes has been granted; or

•

during the 15-day period preceding the disclosure of our quarterly information (informações trimestrais) or our standardized financial statements (demonstrações financeiras padronizadas), which is a standard form report containing relevant financial information derived from our financial statements that we are required to file with the CVM.

Disclosure of Information

We are subject to the reporting requirements established by the Brazilian Corporation Law and the CVM.

Disclosure of occasional and periodic information

Pursuant to the Brazilian Corporation Law, CVM regulations and the listing rules of the Novo Mercado, public companies are required to disclose to the CVM and the B3 the following occasional and periodic information, among others:

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financial statements prepared in accordance with Brazilian GAAP, as well as management’s and the independent auditors’ report, within three months after the end of the fiscal year, or on the date they were made available to the shareholders, whichever is earlier; together with the standard financial statements (Demonstrações Financeiras Padronizadas), a report in a standard form covering the material financial information contained in the financial statements;

•	notices of annual shareholders’ meeting on the earlier of (a) the date of their publication or (b) the 15 day prior to the annual shareholders’ meeting;

•	summary of the decisions and actions taken at annual shareholders’ meetings, on the date they were held;

•	standard financial statements (Demonstrações Financeiras Padronizadas), within three months after the shareholders’ meeting;

•

interim standard financial statements (Informações Trimestrais), together with the special review report issued by an independent auditor duly registered with the CVM, within 45 days from the end of each quarter of the year, except the last quarter, or when the company discloses the information to the shareholders, or to third parties, whichever occurs first;

•	notices of special shareholders’ meeting on the date of their publication;

•	a summary of the decisions and actions taken in our special shareholders’ meetings, on the same day they were held;

•	a copy of the minutes of each special shareholders’ meeting, within seven days after the meeting;

•	a copy of any shareholders’ agreements, within seven days after the date they are filed with our registered office;

•	disclosure of any material developments, on the same date a notice to the market on these developments is published;

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information on any request for judicial reorganization or ratification of extrajudicial reorganization, or for a petition declaring our bankruptcy or a third-party petition for our bankruptcy that are based on a material amount, on the same date of its filing with a court or on the date we take notice of it in the case of a third-party petition; and

•	information on any judicial decision on our bankruptcy, on the date we take notice of it.

Information the B3 requires from companies listed on the Novo Mercado

In addition to the information required pursuant to applicable legislation, a company with shares listed on the Novo Mercado listing segment of the B3, such as ours, must observe the following additional disclosure requirements, among others:

•	the company must disclose the earnings release in English simultaneously with its disclosure in Portuguese; and

•	the company must mention in our by-laws the arbitration provisions to which its shareholders and managers are bound.

Disclosure of trading by members of our board of directors, our executive officers, our fiscal council members and shareholders

According to CVM regulations, our directors, executive officers and members of our fiscal council, as well as members of any of our technical or advisory committees are required to report to us ownership and trading of our shares or shares of any publicly held company that we control or are controlled by, or entities closely related to them. If the person is an individual, the communication must include the shares held by his or her spouse, partner or dependent that is included in his or her Brazilian tax return and any company directly or indirectly controlled by any of these persons. Such communication must include the following information:

•	the name and qualifications of the person providing the information;

•

the amount, type and/or class of shares traded, or in the case of other securities traded, the characteristics of such securities, and identification of the issuing company as well as the balance of the amount withheld before and after the trading; and

•	the form, price and date of the transaction or transactions.

This information must be sent (1) on the first business day after the appointment of the director, officer or member for his or her position, (2) when the publicly-held company registration is submitted to the authorities and (3) within five days after each transaction.

We must provide such information to the CVM and, if applicable, to the stock exchanges and organized over-the-counter exchanges where our securities are listed within 10 days after the end of each month in which any change in ownership occurred, after the end of each month in which our directors, executive officers and members of our fiscal council take office or after the end of each month in which our directors, executive officers and members of our fiscal council communicate to us any change in the information provided with respect to their spouses, partners or dependents that is included in their Brazilian tax return and any company directly or indirectly controlled by any of these persons.

This information must be delivered individually and in consolidated form by each category of persons indicated therein and the consolidated information will be available from the CVM in electronic form.

Our investor relations officer is responsible for the transmission of information received by us to the CVM and, if applicable, to the stock exchanges and organized over-the-counter exchanges where our securities are listed.

Pursuant to CVM Instruction No. 358, whenever there is an increase or reduction of multiples of 5% in the ownership of any type of shares forming our capital stock by any shareholder or group of shareholders, including with respect to equity derivative instruments related to such shares, whether directly or indirectly, that shareholder or group of shareholders must disclose the following information to us: (1) the name and credentials of the person acquiring the shares; (2) the target of the acquisition of the ownership interest and the quantity of shares intended to be acquired, including, if relevant, a declaration that the transaction is not intended to effect a change the composition of our Company’s control or administrative structure; (3) the number of shares and other securities and/or derivatives referenced in the shares (with physical or financial settlement); (4) reference to any agreement or contract regulating the exercise of voting rights or the purchase and sale of our securities and (5) in the case of foreign shareholders, the name and Brazilian tax file number of their representative in Brazil. Moreover, we are required to send this information to the CVM and the B3 and update our Brazilian reference form (formulário de referência) accordingly.

Annual Calendar

Pursuant to the Novo Mercado Rules, we must, by December 10 of each year, publicly disclose and send to the B3 an annual calendar with a schedule of Natura &Co Holding’s corporate events. Any subsequent modification to such schedule must be immediately and publicly disclosed and sent to the B3.

Corporate Governance

In conducting Natura &Co Holding’s business, we adopt corporate governance practices based on the principles of transparency, general equity principles, accountability and corporate responsibility, all in accordance with the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa) (“IBGC”), which provides guidelines to companies in order to: (a) increase value; (b) improve performance; (c) facilitate access to capital at lower costs; and (d) contribute to the continuity of operations. Among other corporate governance practices recommended by the IBGC, we have adopted the following practices:

•	capital stock composed exclusively by common shares, providing all shareholders with voting rights;

•	registration, whenever requested by its shareholders, of the occurrence of dissenting votes;

•	maintenance and disclosure of the registry containing the quantity of shares that each member possesses, identifying them by name;

•

the requirement that in the event of a sale of shares that would result in a change of control, all shareholders have the right to sell their shares under the same terms as any controlling shareholders (tag along). The change of control premium must be transparent. In the event of the sale of all of any controlling shareholder block, the offeror must provide tag-along rights for shareholders who do not form part of a control block;

•	hiring independent auditors to audit Natura &Co Holding’s financial statements;

•	forwarding to the CVM and to B3 all the minutes of Natura &Co Holding’s shareholders’ meetings;

•	provision in the Natura &Co Holding By-Laws for a fiscal council (on a non-permanent basis upon the affirmative vote of the requisite number of shareholders);

•	clear by-laws with respect to (1) the manner in which shareholders’ meetings will be convened; and (2) the election, removal and term of Natura &Co Holding’s directors and executive officers;

•	adoption of a board of directors, consisting of nine to thirteen members, who have a unified one-year term of office, with possibility of renewal;

•	separation of the position of chief executive officer and the position of chairman of the board of directors;

•	policy of disclosure of material acts or facts, with the Investor Relations Officer as the Company’s main spokesperson;

•	adoption of a trading policy regarding shares issued by the Company, approved by the board of directors and with controls that enable its compliance;

•	transparency in the disclosure of annual reports;

•	free access to the information and facilities of Natura &Co Holding’s companies for members of Natura &Co Holding’s board of directors;

•	resolution of conflicts between Natura &Co Holding and its shareholders through arbitration, which is the exclusive means of resolving such disputes;

•

a general meeting of shareholders with power to (a) elect and dismiss the board of directors’ members, (b) determine the overall annual compensation of the members of the board of directors and board of executive officers, as well as compensation of the members of the fiscal council, when installed, (c) analyze, on an annual basis, the managers’ accounts and resolve the financial statements presented by them, (d) amend the by-laws, (e) resolve the dissolution, liquidation, merger, split and consolidation of us, or of any of Natura &Co Holding’s companies, (f) approve the granting of stock option plans to Natura &Co Holding’s managers and employees, as well as to managers and employees of other companies, direct or indirectly, controlled by us, (g) resolve, as per proposal presented by the management, the allocation of net income for the year and distribution of dividends, (h) elect the liquidator, as well as the fiscal council that shall be installed during the liquidation period, (i) resolve to deregister as a publicly held company and to delist from the special listing segment referred to as the Novo Mercado of B3 and (j) choose a specialized company in charge of determining Natura &Co Holding’s economic value and preparing the valuation report of Natura &Co Holding’s common shares, in the event of deregistering as a publicly held company and delisting from the Novo Mercado, within the companies appointed by the board of directors; and

•	the site for the general meeting of shareholders in order to facilitate the presence of all shareholders or their representatives.

Investment in Our Common Shares by Non-Residents of Brazil

Investors who are non-residents in Brazil must register their investment in shares under Law No. 4,131, dated September 3, 1962 (as amended), or CMN Resolution No. 4,373, dated September 29, 2014 (as amended) (“CMN Resolution No. 4,373”), and CVM Instruction No. 560 of March 27, 2015 (as amended) (“CVM Instruction No. 560”).

CMN Resolution No. 4,373 affords favorable tax treatment to foreign investors who are not residents in a low or nil tax jurisdiction, as defined by Brazilian tax laws (please refer to the section “Taxation—Material Brazilian Tax Considerations” for further discussion on the concept of a low or nil tax jurisdiction under Brazilian law).

Under CMN Resolution No. 4,373, investors who are non-residents in Brazil may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are met. CMN Resolution No. 4,373 covers investors who are individuals, companies, mutual funds and other collective investment entities domiciled or headquartered outside of Brazil. Under CMN Resolution No. 4,373, an investor under this category must:

•

appoint one or more representatives in Brazil, which must be a financial institution duly authorized by the Central Bank to receive service of process related to any action regarding financial and capital markets legislation, among others;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint one or more authorized custodians in Brazil for its investments, who must be duly authorized by the CVM; and

•	through its representative or representatives, register as a foreign investor with the CVM and register its investments with the Central Bank.

In addition, an investor operating under the provisions of CMN Resolution No. 4,373 must be registered with the Brazilian internal revenue service pursuant to its Normative Ruling No. 1,863/2018. This registration process is undertaken by the investor’s legal representative in Brazil.

Securities and other financial assets held by non-Brazilian investors pursuant to CMN Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Non-Brazilian investors may also invest directly under Law No. 4,131 and may sell their shares in both private and open market transactions, but these investors are subject to less favorable tax treatment on gains than Resolution No. 4,373 investors. A non-Brazilian direct investor under Law No. 4,131 must:

•	register as a foreign direct investor with the Central Bank;

•	obtain a Brazilian identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporate Law.

If a holder of ADSs decides to exchange ADSs for the underlying common shares, the holder will be entitled to (i) sell the common shares on the B3 and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our common shares, (ii) convert its investment into a foreign portfolio investment under of CMN Resolution No. 4,373, or (iii) convert its investment into a foreign direct investment under Law No. 4,131/62.

If a holder of ADSs wishes to convert their investment into either an foreign portfolio investment under of CMN Resolution No. 4,373 or a foreign direct investment under Law No. 4,131/62, they should begin the process of obtaining foreign investor registration with the Central Bank or with the CVM as the case may be, in advance of exchanging the ADSs for common shares.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under CMN Resolution No. 4,373. If a holder of ADSs elects to convert their ADSs into a foreign direct investment under Law 4,131/62, the conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction.

If a foreign direct investor under Law No. 4,131/62 wishes to deposit their shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. Please refer to “Taxation—Material Brazilian Tax Considerations” for a description of the tax consequences to an investor residing outside Brazil of investing in our common shares in Brazil.

For additional information on Brazilian tax consequences of investing in our common shares, see “Taxation—Material Brazilian Tax Considerations.”

Principal Differences between Brazilian and U.S. Corporate Governance Practices

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as Natura &Co Holding, to comply with various corporate governance practices. In addition, following the listing of the Natura &Co Holding ADSs on the NYSE, Natura &Co Holding will be required to comply with the listing rules of the NYSE, or NYSE rules.

NYSE rules include certain accommodations to corporate governance requirements that allow foreign private issuers, such as Natura &Co Holding, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. Under NYSE rules, Natura &Co Holding is required to:

•	have an audit committee or audit board in accordance with an exemption available to foreign private issuers, as discussed below;

•	provide prompt certification by Natura &Co Holding’s chief executive officer of any material non-compliance with any corporate governance rules; and

•

provide a brief description of the significant differences between Natura &Co Holding’s corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.

A summary of the significant differences between Natura &Co Holding’s corporate governance practices and those required of U.S. listed companies is included below.

Majority of Independent Directors

NYSE rules require that a majority of the board of a listed company consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Under the B3 listing rules, Natura &Co Holding’s board of directors must be composed of a minimum of two independent directors or a minimum of 20% of Natura &Co Holding’s total directors must be independent, whichever is greater. Additionally, pursuant to the Brazilian Corporation Law and CVM regulations, Natura &Co Holding’s directors are required to meet certain qualification requirements that address their compensation, duties and responsibilities. While Natura &Co Holding’s directors meet the qualification requirements of the Brazilian Corporation Law and CVM regulations, we do not believe that a majority of Natura &Co Holding’s directors would be considered independent under the NYSE rules test for director independence.

Executive Sessions

NYSE rules require that independent directors must meet at regularly scheduled executive sessions. The Brazilian Corporation Law does not have a similar provision, however, the by-laws may provide for such requirement. Under the Natura &Co Holding’s by-laws, all directors shall meet at least four times each year.

Nominating/corporate governance committee and compensation committee

NYSE rules require that listed companies maintain a nominating/corporate governance committee and a compensation committee comprising entirely independent directors and governed by a written charter addressing each committee’s required purpose and detailing its required responsibilities. The responsibilities of the nominating/corporate governance committee include, among other matters, identifying and selecting qualified board member nominees and developing a set of applicable corporate governance principles. The responsibilities of the compensation committee, in turn, include, among other matters, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board compensation of other executive officers, incentive compensation and equity-based compensation plans.

Pursuant to the Brazilian Corporation Law, Natura &Co Holding is not required to maintain a nominating committee, corporate governance committee or a compensation committee. Aggregate compensation for Natura &Co Holding’s directors and executive officers is established by Natura &Co Holding’s shareholders at annual shareholders’ meetings. The allocation of aggregate compensation among Natura &Co Holding’s directors and executive officers is determined by Natura &Co Holding’s directors at board of director meetings. The Brazilian Corporation Law and CVM regulations establish rules in relation to certain qualification requirements and restrictions, compensation, duties and responsibilities of a company’s executives and directors. In addition to the foregoing, the Novo Mercado Rules applicable to Natura &Co Holding require that the board of directors of a company discusses and approves certain internal policies, including a compensation policy and a nominating policy.

Audit Committee and Audit Committee Additional Requirements

Under Section 303A.06 of the NYSE listing rules and the requirements of Rule 10A-3 under the Exchange Act, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, the audit committee must have a written charter compliant with the requirements of Section 303A.07(b) of the NYSE listing rules, the listed company must have an internal audit function and the listed company must fulfill all other requirements of the NYSE and

Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other advisory bodies. Natura &Co Holding has established a statutory audit committee. Natura &Co Holding’s statutory audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority.

Shareholder Approval of Equity Compensation Plans

NYSE rules provide for limited exceptions to the requirement that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans (which may be approved for an undefined period). In contrast, pursuant to the Brazilian Corporation Law, all stock option plans must be submitted for approval by the holders of Natura &Co Holding’s common shares.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. Natura &Co Holding complies with the corporate governance guidelines under applicable Brazilian law and the Novo Mercado Rules. Natura &Co Holding believes the corporate governance guidelines applicable to us under Brazilian law are consistent with the NYSE rules. Natura &Co Holding has adopted and observe policies that deal with the public disclosure of all relevant information and which requires management to disclose all transactions relating to Natura &Co Holding’s securities as per CVM’s regulations and the Novo Mercado Rules.

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.

The Novo Mercado Rules provide that the listed companies are required to have an audit department whose activities are reported to Natura &Co Holding’s board of directors, and which among other matters, is responsible for assessing the quality and effectiveness of Natura &Co Holding’s risk management processes.

DESCRIPTION OF NATURA &CO HOLDING ADSS AND NATURA &CO HOLDING DEPOSIT AGREEMENT

American Depositary Shares

The Bank of New York Mellon, as depositary (the “ADS Depositary”), will register and deliver American Depositary Shares (“ADSs”), also referred to as Natura &Co Holding ADSs. Each Natura &Co Holding ADS will represent ownership of two Natura &Co Holding Shares, deposited with Itaú Unibanco S.A., as custodian for the ADS Depositary in Brazil. Each Natura &Co Holding ADS will also represent any other securities, cash or other property which may be held by the ADS Depositary. The deposited shares, together with any other securities, cash or other property held by the ADS Depositary, are referred to as the deposited securities. The ADS Depositary’s office at which the Natura &Co Holding ADSs will be administered and its principal executive office is located at 240 Greenwich Street, New York, New York, 10286.

You may hold Natura &Co Holding ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of Natura &Co Holding ADSs, registered in your name, or (ii) by having uncertificated Natura &Co Holding ADSs registered in your name, or (B) indirectly by holding a security entitlement in Natura &Co Holding ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold Natura &Co Holding ADSs directly, you are a registered Natura &Co Holding ADS holder, also referred to in this description as a Natura &Co Holding ADS holder. This description assumes that you are a Natura &Co Holding ADS holder. If you hold Natura &Co Holding ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of Natura &Co Holding ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated Natura &Co Holding ADSs will receive statements from the ADS Depositary confirming their holdings.

As a Natura &Co Holding ADS holder, we will not treat you as one of Natura &Co Holding’s shareholders and you will not have shareholder rights. Brazilian law governs shareholder rights. The ADS Depositary will be the holder of the shares underlying your Natura &Co Holding ADSs. As a registered holder of Natura &Co Holding ADSs, you will have ADS holder rights. A deposit agreement among us, the ADS Depositary, Natura &Co Holding ADS holders and all other persons indirectly or beneficially holding Natura &Co Holding ADSs sets out Natura &Co Holding ADS holder rights as well as the rights and obligations of the ADS Depositary. New York law governs the deposit agreement and the Natura &Co Holding ADSs.

The following is a summary of the material provisions of the deposit agreement that will be entered into by Natura &Co and the ADS Depositary prior to completion of the Transaction (the “Natura &Co Holding Deposit Agreement”). For more complete information, you should read the entire Natura &Co Holding Deposit Agreement and the form of ADR. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Natura & Co Holding Deposit Agreement and the form of ADR. For directions on how to obtain copies of those documents, once Natura &Co Holding and the ADS Depositary enter into such agreements, see “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The ADS Depositary has agreed to pay or distribute to Natura &Co Holding ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your Natura &Co Holding ADSs represent.

Cash. The ADS Depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Natura &Co Holding Deposit Agreement allows the ADS Depositary to distribute the foreign currency only to those Natura &Co Holding ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the Natura &Co Holding ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “Material Tax Considerations.” The ADS Depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the ADS Depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

If a cash distribution would represent a return of all or substantially all the value of the deposited securities underlying the Natura &Co Holding ADS, the ADS Depositary may require surrender of those Natura &Co Holding ADS and may require payment of or deduct the fee for surrender of Natura &Co Holding ADS (whether or not it is also requiring surrender of Natura &Co Holding ADS) as a condition of making that cash distribution.

Shares. The ADS Depositary may distribute additional Natura &Co Holding ADSs representing any shares we distribute as a dividend or free distribution. The ADS Depositary will only distribute whole Natura &Co Holding ADSs. It will sell shares which would require it to deliver a fraction of a Natura &Co Holding ADS (or Natura &Co Holding ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the ADS Depositary does not distribute additional Natura &Co Holding ADSs, the outstanding Natura &Co Holding ADSs will also represent the new shares. The ADS Depositary may sell a portion of the distributed shares (or Natura &Co Holding ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

If Natura &Co Holding declares a distribution in which holders of deposited securities have a right to elect whether to receive cash, shares or other securities or a combination of those things, or a right to elect to have a distribution sold on their behalf, the ADS Depositary may, after consultation with Natura &Co Holding, make that right of election available for exercise by the owners in any manner the ADS Depositary considers lawful and practical. As a condition of making a distribution election right available to owners, the ADS Depositary may require satisfactory assurances from Natura &Co Holding that doing so does not require registration of any securities under the Securities Act.

Rights to purchase additional shares. If Natura &Co Holding offers holders of its securities any rights to subscribe for additional shares or any other rights, the ADS Depositary may (i) exercise those rights on behalf of Natura &Co Holding ADS holders, (ii) distribute those rights to Natura &Co Holding ADS holders or (iii) sell those rights and distribute the net proceeds to Natura &Co Holding ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent that the ADS Depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The ADS Depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the ADS Depositary that it is legal to do so. If the ADS Depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new Natura &Co Holding ADSs representing the new shares, to subscribing Natura &Co Holding ADS holders, but only if Natura &Co Holding ADS holders have paid the exercise price to the ADS Depositary.

U.S. securities laws may restrict the ability of the ADS Depositary to distribute rights or Natura &Co Holding ADSs or other securities issued on exercise of rights to all or certain Natura &Co Holding ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The ADS Depositary will send to Natura &Co Holding ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the ADS Depositary may adopt such other method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and distribution of the net proceeds of any such sale. The ADS Depositary may withhold any distribution of securities if it has not received satisfactory assurances from Natura &Co Holding that the distribution does not require registration under the Securities Act. The ADS Depositary may sell, by public or private sale, an amount of securities or other property it would otherwise distribute that is sufficient to pay its fees and expenses in respect of that distribution.

The ADS Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any Natura &Co Holding ADS holders. We have no obligation to register Natura &Co Holding ADSs, shares, rights or other securities under the Securities Act. Other than with respect to the Mergers, we also have no obligation to take any other action to permit the distribution of Natura &Co Holding ADSs, shares, rights or anything else to Natura &Co Holding ADS holders. This means that you may not receive the distributions Natura &Co Holding makes on its shares or any value for them if it is illegal or impractical for Natura &Co Holding to make them available to you.

If a distribution would represent a return of all or substantially all the value of the deposited securities underlying the Natura &Co Holding ADS, the ADS Depositary may require surrender of those Natura &Co Holding ADS and may require payment of or deduct the fee for surrender of Natura &Co Holding ADS (whether or not it is also requiring surrender of Natura &Co Holding ADS) as a condition of making that distribution.

Deposit, Withdrawal and Cancellation

How are Natura &Co Holding ADSs issued?

The ADS Depositary will deliver Natura &Co Holding ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the ADS Depositary will register the appropriate number of Natura &Co Holding ADSs in the names you request and will deliver the Natura &Co Holding ADSs to or upon the order of the person or persons that made the deposit.

How can Natura &Co Holding ADS holders withdraw the deposited securities?

You may surrender your Natura &Co Holding ADSs to the ADS Depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the ADS Depositary will deliver the shares and any other deposited securities underlying the Natura &Co Holding ADSs to the Natura &Co Holding ADS holder or a person the Natura &Co Holding ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the ADS Depositary will deliver the deposited securities at its office, if feasible. However, the ADS Depositary is not required to accept surrender of Natura &Co Holding ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The ADS Depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do Natura &Co Holding ADS holders interchange between certificated Natura &Co Holding ADSs and uncertificated Natura &Co Holding ADSs?

You may surrender your ADR to the ADS Depositary for the purpose of exchanging your ADR for uncertificated Natura &Co Holding ADSs. The ADS Depositary will cancel that ADR and will send to the Natura &Co Holding ADS holder a statement confirming that the Natura &Co Holding ADS holder is the registered holder of uncertificated Natura &Co Holding ADSs. Upon receipt by the ADS Depositary of a proper instruction from a registered holder of uncertificated Natura &Co Holding ADSs requesting the exchange of uncertificated Natura &Co Holding ADSs for certificated Natura &Co Holding ADSs, the ADS Depositary will execute and deliver to the Natura &Co Holding ADS holder an ADR evidencing those Natura &Co Holding ADSs.

Voting Rights

How do you vote?

Natura &Co Holding ADS holders may instruct the ADS Depositary how to vote proportionately to the number of deposited shares their Natura &Co Holding ADSs represent. If we request the ADS Depositary to solicit your voting instructions (and we are not required to do so), the ADS Depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how Natura &Co Holding ADS holders may instruct the ADS Depositary how to vote. For instructions to be valid, they must reach the ADS Depositary by a date set by the ADS Depositary. The ADS Depositary will try, as far as practical, subject to the laws of Brazil and the provisions of Natura &Co Holding’s organizational documents, to vote or to have its agents vote proportionately to the shares or other deposited securities as instructed by Natura &Co Holding ADS holders. If we do not request the ADS Depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the ADS Depositary may try to vote as you instruct, but it is not required to do so. Except by instructing the ADS Depositary as described above, you will not be able to exercise voting rights unless you surrender your Natura &Co Holding ADSs and withdraw the shares. However, you may not receive enough advance notice to withdraw the shares. In any event, the ADS Depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed, as set forth in the Natura &Co Holding Deposit Agreement or as described in the following sentence. If we asked the ADS Depositary to solicit your instructions before the meeting date but the ADS Depositary does not receive voting instructions from you by the specified date and we confirm to the ADS Depositary that:

•	we wish to receive a proxy to vote uninstructed shares;

•	we reasonably do not know of any substantial shareholder opposition to the proxy item(s); and

•	the proxy item(s) is not materially adverse to the rights of shareholders,

then the ADS Depositary will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs as to the proxy item(s).

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the ADS Depositary how to vote proportionately to your shares. In addition, the ADS Depositary and its agents are not responsible for communicating voting instructions or the manner in which they are communicated. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested. In order to give you a reasonable opportunity to instruct the ADS Depositary as to the exercise of voting rights relating to securities deposited with the ADS Depositary as part of Natura &Co Holding’s ADS program, if we request the ADS Depositary to act, we agree to give the ADS Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or Natura &Co Holding ADS holders must pay:	For:
U.S.$5.00 (or less) per 100 Natura &Co Holding ADSs (or portion of 100 Natura &Co Holding ADSs)	Delivery of Natura &Co Holding ADSs, including deliveries resulting from a distribution of shares or rights

Surrender of Natura &Co Holding ADSs and withdrawal of deposited securities, including if the Natura &Co Holding Deposit Agreement terminates

Persons depositing or withdrawing shares or Natura &Co Holding ADS holders must pay:	For:
U.S.$0.05 (or less) per Natura &Co Holding ADS	Any cash distribution to Natura &Co Holding ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of Natura &Co Holding ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the ADS Depositary to Natura &Co Holding ADS holders

U.S.$0.05 (or less) per Natura &Co Holding ADS per calendar year	ADS Depositary services

Registration or transfer fees	Transfer and registration of shares on Natura &Co Holding’s share register to or from the name of the ADS Depositary or its agent when you deposit or withdraw shares

Expenses of the ADS Depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the Natura &Co Holding Deposit Agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the ADS Depositary or the custodian has to pay on any Natura &Co Holding ADSs or shares underlying Natura &Co Holding ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the ADS Depositary or its agents for servicing the deposited securities	As necessary

The ADS Depositary collects its fees for delivery and surrender of Natura &Co Holding ADSs directly from investors depositing shares or surrendering Natura &Co Holding ADSs for the purpose of withdrawal or from intermediaries acting for them. The ADS Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The ADS Depositary may collect its annual fee for ADS Depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The ADS Depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to Natura &Co Holding ADS holders that are obligated to pay those fees. The ADS Depositary may generally refuse to provide fee-attaching services until its fees for those services are paid.

From time to time, the ADS Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the Natura &Co Holding ADS program, waive fees and expenses for services provided to us by the ADS Depositary, or share revenue from the fees collected from Natura &Co Holding ADS holders. In performing its duties under the Natura &Co Holding Deposit Agreement, the ADS Depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the ADS Depositary and that may earn or share fees, spreads or commissions.

The ADS Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the Natura &Co Holding Deposit Agreement and the rate that the ADS Depositary or its affiliate receives when buying or selling foreign currency for its own account. The ADS Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the Natura &Co Holding Deposit Agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to Natura &Co Holding ADS holders, subject to the ADS Depositary’s obligations under the Natura &Co Holding Deposit Agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your Natura &Co Holding ADSs or on the deposited securities represented by any of your Natura &Co Holding ADSs. The ADS Depositary may refuse to register any transfer of your Natura &Co Holding ADSs or allow you to withdraw the deposited securities represented by your Natura &Co Holding ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your Natura &Co Holding ADSs to pay any taxes owed and you will remain liable for any deficiency. If the ADS Depositary sells deposited securities, it will, if appropriate, reduce the number of Natura &Co Holding ADSs to reflect the sale and pay to Natura &Co Holding ADS holders any proceeds, or send to Natura &Co Holding ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The ADS Depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by a Natura &Co Holding ADS holder surrendering Natura &Co Holding ADSs and subject to any conditions or procedures the ADS Depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the ADS Depositary as a holder of deposited securities, the ADS Depositary will call for surrender of a corresponding number of Natura &Co Holding ADSs and distribute the net redemption money to the holders of called Natura &Co Holding ADSs upon surrender of those Natura &Co Holding ADSs.

If there is any change in the deposited securities such as subdivision, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the ADS Depositary receives new securities in exchange for or in lieu of the old deposited securities, the ADS Depositary will hold those replacement securities as deposited securities under the Natura &Co Holding Deposit Agreement. However, if the ADS Depositary decides that it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to Natura &Co Holding ADS holders or for any other reason, the ADS Depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the Natura &Co Holding ADSs.

If there is a replacement of the deposited securities and the ADS Depositary will continue to hold the replacement securities, the ADS Depositary may distribute new Natura &Co Holding ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying Natura &Co Holding ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying Natura &Co Holding ADSs have become apparently worthless, the ADS Depositary may call for surrender of those Natura &Co Holding ADSs or cancel those Natura &Co Holding ADSs upon notice to the Natura &Co Holding ADS holders.

Amendment and Termination

How may the Natura &Co Holding Deposit Agreement be amended?

We may agree with the ADS Depositary to amend the Natura &Co Holding Deposit Agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the ADS Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of Natura &Co Holding ADS holders, it will not become effective for outstanding Natura &Co Holding ADSs until 30 days after the ADS Depositary notifies Natura &Co Holding ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your Natura &Co Holding ADSs, to have agreed to the amendment and to be bound by the form of ADR and the Natura &Co Holding Deposit Agreement as amended.

How may the Natura &Co Holding Deposit Agreement be terminated?

The ADS Depositary will initiate termination of the Natura &Co Holding Deposit Agreement if we instruct it to do so. The ADS Depositary may initiate termination of the Natura &Co Holding Deposit Agreement if:

•	90 days have passed since the ADS Depositary told us that it wants to resign but a successor ADS Depositary has not been appointed and accepted its appointment; or

•	a termination option event has occurred or will occur.

If the Natura &Co Holding Deposit Agreement will terminate, the ADS Depositary will notify Natura &Co Holding ADS holders at least 120 days before the termination date. At any time after the termination date, the ADS Depositary may sell the deposited securities. After that, the ADS Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Natura &Co Holding Deposit Agreement, unsegregated and without liability for interest, for the pro rata benefit of the Natura &Co Holding ADS holders that have not surrendered their Natura &Co Holding ADSs. Normally, the ADS Depositary will sell the Natura &Co Holding ADSs as soon as practicable after the termination date.

If the ADS Depositary is advised by counsel that it could be subject to material legal liability because Natura &Co Holding failed to provide information required by Brazilian regulators, the ADS Depositary may terminate the Natura &Co Holding Deposit Agreement on as little as 15 days’ notice.

After the termination date, the ADS Depositary shall continue to receive dividends and other distributions pertaining to deposited securities (that have not been sold), may sell rights and other property as provided in the Natura &Co Holding Deposit Agreement and shall deliver deposited securities upon surrender of Natura &Co Holding ADSs. After the termination date, the ADS Depositary (i) shall not accept deposits of shares or deliver Natura &Co Holding ADSs; (ii) may refuse to accept surrenders of Natura &Co Holding ADSs for the purposes of withdrawal of deposited securities (that have not been sold) or reverse previously accepted surrenders of that kind that have not settled if in its judgment the requested withdrawal would interfere with its efforts to sell the deposited securities; (iii) will not be required to deliver cash proceeds of the sale of deposited securities until all deposited securities have been sold; and (iv) may discontinue the registration of transfers of Natura &Co Holding ADSs and suspend the distribution of dividends and other distributions on deposited securities to the owners and need not give any further notices or perform any further acts under the Natura &Co Holding Deposit Agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on Natura &Co Holding’s Obligations and the Obligations of the ADS Depositary; Limits on Liability to Holders of Natura &Co Holding ADSs

The Natura &Co Holding Deposit Agreement expressly limits Natura &Co Holding’s obligations and the obligations of the ADS Depositary. It also limits Natura &Co Holding’s liability and the liability of the ADS Depositary. We and the ADS Depositary:

•

are only obligated to take the actions specifically set forth in the Natura &Co Holding Deposit Agreement without negligence or bad faith, and the ADS Depositary will not be a fiduciary or have any fiduciary duty to holders of Natura &Co Holding ADSs;

•

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond Natura &Co Holding’s or its ability to prevent or counteract with reasonable care or effort from performing Natura &Co Holding’s or its obligations under the Natura &Co Holding Deposit Agreement;

•	are not liable if we or it exercises discretion permitted under the Natura &Co Holding Deposit Agreement;

•

are not liable for the inability of any holder of Natura &Co Holding ADSs to benefit from any distribution on deposited securities that is not made available to holders of Natura &Co Holding ADSs under the terms of the Natura &Co Holding Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Natura &Co Holding Deposit Agreement;

•

have no obligation to become involved in a lawsuit or other proceeding related to the Natura &Co Holding ADSs or the Natura &Co Holding Deposit Agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•

the ADS Depositary has no duty to make any determination or provide any information as to Natura &Co Holding’s tax status, nor any liability for any tax consequences that may be incurred by Natura &Co Holding ADS holders as a result of owning or holding Natura &Co Holding ADSs, nor is it liable for the inability or failure of any Natura &Co Holding ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the Natura &Co Holding Deposit Agreement, we and the ADS Depositary agree to indemnify each other under certain circumstances.

Requirements for ADS Depositary Actions

Before the ADS Depositary will deliver or register a transfer of Natura &Co Holding ADSs, make a distribution on Natura &Co Holding ADSs, or permit withdrawal of shares, the ADS Depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the Natura &Co Holding Deposit Agreement, including presentation of transfer documents.

The ADS Depositary may refuse to deliver Natura &Co Holding ADSs or register transfers of Natura &Co Holding ADSs when the transfer books of the ADS Depositary or Natura &Co Holding’s transfer books are closed or at any time that the ADS Depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your Natura &Co Holding ADSs

Natura &Co Holding ADS holders have the right to cancel their Natura &Co Holding ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (i) the ADS Depositary has closed its transfer books or we have closed Natura &Co Holding’s transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on Natura &Co Holding’s shares;

•	when you owe money to pay fees, taxes and similar charges; or

•

when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Natura &Co Holding ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Natura &Co Holding Deposit Agreement.

Direct Registration System

In the Natura &Co Holding Deposit Agreement, all parties to the Natura &Co Holding Deposit Agreement acknowledge that DTC’s Direct Registration System, also referred to as DRS, and the Profile Modification System, also referred to as Profile, will apply to the Natura &Co Holding ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated Natura &Co Holding ADSs and holding of security entitlements in Natura &Co Holding ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated Natura &Co Holding ADSs, to direct the ADS Depositary to register a transfer of those Natura &Co Holding ADSs to DTC or its nominee and to deliver those Natura &Co Holding ADSs to the DTC account of that DTC participant without receipt by the ADS Depositary of prior authorization from the Natura &Co Holding ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Natura &Co Holding Deposit Agreement understand that the ADS Depositary will not determine whether the DTC participant that is claiming to be acting on behalf of a Natura &Co Holding ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the Natura &Co Holding ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Natura &Co Holding Deposit Agreement, the parties agree that the ADS Depositary’s reliance on and compliance with instructions received by the ADS Depositary through the DRS/Profile system and in accordance with the Natura &Co Holding Deposit Agreement will not constitute negligence or bad faith on the part of the ADS Depositary.

Shareholder Communications; Inspection of the Register of Holders of Natura &Co Holding ADSs

The ADS Depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The ADS Depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of Natura &Co Holding ADSs, but not for the purpose of contacting those holders about a matter unrelated to Natura &Co Holding’s business or the Natura &Co Holding ADSs.

Jury Trial Waiver

The Natura &Co Holding Deposit Agreement provides that, to the extent permitted by law, Natura &Co Holding ADS holders waive the right to a jury trial of any claim they may have against us or the ADS Depositary arising out of or relating to our shares, the Natura &Co Holding ADSs or the Natura &Co Holding Deposit Agreement, including any claim under the U.S. federal securities laws. If we or the ADS Depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not, by agreeing to the terms of the Natura &Co Holding Deposit Agreement, be deemed to have waived our or the ADS Depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Natura Cosméticos

Major Shareholders

As of June 30, 2019, Natura Cosméticos S.A.’s issued and outstanding share capital was R$451.3 million, fully issued and paid in comprising 431,964,355 common shares, nominative and without nominal value. On September 17, 2019, Natura Cosméticos S.A. undertook a distribution of bonus shares which resulted in the issuance of new shares at a ratio of one share per one share outstanding of Natura Cosméticos S.A. As a result, the capital stock of Natura Cosméticos S.A. increased by R$1,242.165 million to R$1,711.137 million and the number of common shares of Natura Cosméticos S.A. increased by 432,571,228 new bonus shares to 865,142,456 shares. See the section of this proxy statement/prospectus entitled “The Transaction.” In addition, 652,490 additional common shares of Natura Cosméticos S.A. were issued pursuant to Natura Cosméticos S.A.’s equity compensation plans from September 23, 2019 to September 27, 2019 as a result of which the number of common shares of Natura Cosméticos S.A. increased from 865,142,456 to 865,794,946.

The Natura Cosméticos Shares are listed on the Novo Mercado segment of the B3.

The following table sets forth, as of September 27, 2019, except where otherwise noted, certain information with respect to the amount of Natura Cosméticos Shares beneficially owned (as defined by the SEC’s rules and regulations) by (1) each of Natura Cosméticos’s named executive officers, (2) each member of Natura Cosméticos’s board of directors, (3) all current executive officers and directors as a group and (4) each person known by Natura to own beneficially more than 5% of the outstanding Natura Cosméticos Shares.

Shareholders(1)	Total Number of Common Shares	Percentage
Antonio Luiz da Cunha Seabra	199,151,684	23.00%
Fabio Dalla Colletta De Mattos	4,367,930	0.50%
Fabricius Pinotti	5,859,936	0.68%
Felipe Pedroso Leal	45,349,492	5.24%
Fundo De Investimento De Ações Veredas - Investimento No Exterior	20,641,378	2.38%
Guilherme Peirão Leal	99,342,778	11.47%
Gustavo Dalla Colletta De Mattos	4,367,930	0.50%
Lucia Helena Rios Seabra	92	n.m.
Maria Heli Dalla Colleta De Mattos	24,305,810	2.81%
Norma Regina Pinotti	35,156,064	4.06%
Passos Participações S.A.(2)	50,670	0.01%
Pedro Luiz Barreiros Passos	26,231,646	3.03%
Ricardo Pedroso Leal	45,349,492	5.24%
Vinicius Pinotti	5,859,936	0.68%

Subtotal	516,034,838	59.60%

Other Directors	352,816	0.04%
Other Executive Officers	332,636	0.04%

All Directors, Executive Officers and Controlling Shareholders	516,720,290	59.68%

Others	348,916,458	40.30%
Treasury shares	158,198	0.02%

Total	865,794,946	100.00%

(1)

Reflects (a) the distribution of bonus shares of Natura Cosméticos S.A. undertaken on September 17, 2019 as a result of which the capital stock of Natura Cosméticos S.A. increased from R$468,972,672.72 to R$1,711,137,672.72 and the number of common shares of Natura Cosméticos S.A. increased from

432,571,228 to 865,142,456; and (b) the issuance of 652,490 additional common shares pursuant to Natura Cosméticos S.A.’s equity compensation plans from September 23, 2019 to September 27, 2019 as a result of which the number of common shares of Natura Cosméticos S.A. increased from 865,142,456 to 865,794,946.
(2)

Passos Participações S.A. is controlled by Pedro Passos, a member of the board of directors of Natura Cosméticos. The shareholding above represents the sum of the equity held by the individual person and the legal entity.

Currently, Natura Cosméticos has 348,916,458 common shares, representing 40.30% of its corporate capital, in free float–that is, shares that are not held by the controlling shareholders, parties related to the controlling shareholders, managers, or held in treasury.

Shareholders’ Agreements and Other Arrangements of Natura &Co Holding

Passos Participações S.A., Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal, Pedro Luiz Barreiros Passos, Veredas Fundo de Investimento de Ações–Investimento no Exterior (which joined the agreement in December 2017), Felipe Pedroso Leal (who became parties to the agreement in May 2019), Ricardo Pedroso Leal (who became parties to the agreement in May 2019), Norma Regina Pinotti, Vinicius Pinotti, Fabricius Pinotti, Maria Heli Dalla Colletta de Mattos, Gustavo Dalla Colletta de Mattos, Fabio Dalla Colletta de Mattos, Lucia Helena Rios Seabra (who became parties to the agreement in February 2017) and Natura Cosméticos, as an intervening party, are parties to the Shareholders’ Agreement of Natura Cosméticos (the “SHA”), which was entered into on February 12, 2015.

The SHA will remain in force for ten years until February 12, 2025. All signatories to the SHA, as well as their successors, on any account, shall exercise their respective voting rights in accordance with the provisions of the SHA. A new Shareholders’ Agreement substantially similar to the current SHA described below will be entered to at the level of Natura &Co Holding and the current SHA will be terminated considering Natura Cosméticos will be a wholly-owned subsidiary of Natura &Co Holding.

The SHA signatories are organized into five groups (the “Shareholder Groups”) that each have a representative (the “Group Representative”), whose main duties are to represent their Shareholder Group in its relations with the other Shareholder Groups, to represent their Shareholder Group at Preliminary Meetings (as defined below), to consider and vote on any and all matters discussed at Preliminary Meetings, and to represent the Shareholder Group and each member of the Shareholder Group in the exercise of all rights and in the compliance with all obligations established by the SHA.

The SHA states that Natura Cosméticos shareholders’ meetings will be preceded by a meeting of the Group Representatives, or the Preliminary Meeting, to discuss each of the matters on the agenda of the Natura Cosméticos shareholders’ meeting. Approvals at the Preliminary Meeting will be subject to the favorable vote of Group Representatives holding at least 60% of the shares present at such Preliminary Meeting. At the Preliminary Meeting, each Share with the right to vote, held by a party belonging to a Shareholder Group represented by a Group Representative at the Preliminary Meeting, will be entitled to one vote. The decisions approved at the Preliminary Meeting will bind the vote of all parties at the respective Natura Cosméticos shareholders’ meeting.

The signatories shall exercise their voting right and power of control in good faith to ensure that the activities of Natura Cosméticos are based on the following basic principles and assumptions: (i) Natura Cosméticos’s management will be run by ethical, experienced and independent professionals; (ii) Natura Cosméticos’s strategy will be based on the principle of sustainable growth and the exercise of Natura Cosméticos’s purpose, in line with our economic, environmental and social commitments; (iii) Natura Cosméticos’s operations with related parties shall be conducted in accordance with market practices; (iv) Natura Cosméticos’s management shall pursue high levels of profitability, efficiency and competitiveness, always complying with its commitment of being an agent of economic, environmental and social development; and (v) except if authorized, in writing, by all signatories, Natura Cosméticos may not, directly or indirectly, hire as an employee, worker or service provider of Natura Cosméticos and/or its subsidiaries, the heirs and/or spouses of any of its shareholders and related parties.

In the event of any breach or delay in performance of the SHA, if the defaulting party fails to remedy the breach within 90 days of receiving notice of the default, the right to vote at the Preliminary Meetings conferred on the shares held by the defaulting party will be suspended, and the parties not in default must convene a Preliminary Meeting to suspend the voting rights of the defaulting party. The suspension of voting rights of one of the parties will not lead to the suspension of voting rights of other parties in the Shareholder Group. Once the breach is remedied, the shares held by the defaulting party will once again have the right to vote at the Preliminary Meetings.

The SHA establishes rules for the election of directors, including that its signatories must always elect the highest possible number of directors and that the board of directors will consist of at least nine and a maximum of 11 members, 20% of whom must be independent directors, elected for a term of up to two years, with the possibility of reelection. The maximum number of members will need to be adjusted as a result of the Transaction.

In connection with the transfer of shares by the signatories to the SHA and the preemptive right to acquire shares, the SHA provides that:

•	the sale of shares may only take place in strict observance of the SHA, and any acquirer or assignee of the shares must subscribe to the SHA;

•

shareholders who wish to sell their shares, in whole or in part, must first obtain from the interested third party a written offer, in good faith, in a binding and irrevocable manner, including the price to be paid and the number of shares offered. The selling shareholders then must, through the Group Representative of the Shareholders’ Group to which they belong, notify other parties belonging to other Shareholders’ Groups of their intention to sell shares and grant such parties preemptive rights to acquire the shares. The exercise of the preemptive rights by the offered parties must be received in writing within 60 days from the receipt of such notice of sale;

•

if any legal entity shareholder that is the object of a sale of interest has, for any reason, liabilities or contingencies, the party who had exercised the preemptive right can deduct the amount corresponding to said liabilities and any contingencies not related to the shares or Natura Cosméticos from the acquisition price in the offer made, regardless of the chance of loss or materialization of said liabilities and contingencies; provided that in the case of disagreement regarding the value of said liabilities and contingencies, the party that exercised the preemptive right and the legal entity shareholder must select a specialized audit firm to determine the value of said liabilities and contingencies, and that value shall be final and binding on the parties;

•

a Group Representative can delink shares equivalent to twenty percent (20%) of the net equity held by all the parties who are members of his Shareholder Group, in the same proportion among them, for sale on the stock exchange, at any time and to any person, while the SHA is in effect; provided that the Group Representative informs the other Group Representatives of the other Shareholder Groups, in writing, of the plan to sell said shares on the stock market and gives them the same period, of up to, but no more than, ten calendar days to pay the market price for all the shares that the parties wish to sell. The delinking of shares may only be disproportionate among the parties to a Shareholder Group if unanimously approved by the parties of said Shareholder Group; and

•

if a signatory to the SHA decides to sell shares representing an amount greater than or equal to 10% of the total shares to any third parties, the other signatories will be entitled to jointly sell the shares held by them, in proportion to the shares held by the offering party being sold in the transaction.

The SHA does not restrict the right to vote of members of the board of directors.

The Natura Founders’ Voting and Support Agreement

See “Transaction Documents—The Natura Founders’ Voting and Support Agreement.”

Related Party Transactions Policy of Natura Cosméticos

Policy Regarding Related Party Transactions

On November 7, 2014, the board of directors of Natura Cosméticos approved our Related Party Transaction Policy, which aims to ensure that our transactions with related parties are carried out transparently and under conditions not less favorable to us than they would be if carried out with third parties that are not related parties, under the same circumstances or similar scenarios. As per our Related Party Transaction Policy, we define Related Parties as: (i) those, directly or indirectly, related by means of one or more intermediaries, when the party (a) controls, is controlled by, or is under our common control (including our controlling shareholder and subsidiaries); (b) holds equity that provides material influence on Natura Cosméticos; or (c) exercises common control of Natura Cosméticos; (ii) Natura Cosméticos’s associated companies; (iii) joint ventures which Natura Cosméticos is an investor; (iv) key members of Natura Cosméticos’s management or its controller companies; (v) family relatives or relatives of any person mentioned on items (i) or (iv) above; (vi) any subsidiary, with common control or materially influenced by, or which the material voting rights are held by any person mentioned on items (iv) or (v); and (vii) any company which promotes post-employment benefit plan in favor of our employees.

Role of Management

We adopt our own corporate governance practices, in addition to those recommended and/or required under applicable law. All decisions regarding our operations are submitted to our management, in accordance with the responsibilities of management established in our By-laws. Thus, our transactions, particularly those between related parties, are submitted to our decision-making bodies in accordance with our corporate governance practices.

In the event of a potential conflict of interest between a matter under discussion and any member of our management team, we comply with the Brazilian Corporation Law, and said member of our management team must abstain from voting on such matter. The remaining members of our management team who do not have a potential conflict of interest will make a decision on such matter.

Principal Related Party Transactions

Our principal related party transactions are as follows:

•

On June 5, 2012, Natura Indústria entered into an agreement with Bres Itupeva Empreendimentos Imobiliários Ltda., or Bres Itupeva, for the construction and lease of processing, distribution, storage, in the city of Itupeva in the state of São Paulo and a distribution center, in the city of Itupeva, also in the state of São Paulo.

•

Natura and Raia Drogasil S.A. have entered into a purchase and sale agreement in relation to the sale of Natura products in Raia and Drogasil drug stores. The original term of this agreement has expired, but the parties are in the process of renewing it.

As of the date of this proxy statement/prospectus, we do not have any loans or other financing agreements with any of our directors or executive officers. For further information regarding our principal related party transactions, please see note 28 to our audited consolidated financial statements as of and for the year ended December 31, 2018 included elsewhere in this proxy statement/prospectus.

Natura &Co Holding

On January 21, 2019, Natura &Co Holding was incorporated under the laws of Brazil as a corporation (sociedade anônima), having its registered office in the city of São Paulo, state of São Paulo, at Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A, Parque Anhanguera, 05106-000, Brazil, enrolled with the Brazilian taxpayers’ registry (Cadastro Nacional de Pessoas Jurídicas—CNPJ) under No. 32.785.497/0001-97, for the purpose of entering into the Merger Agreement.

On July 17, 2019, Natura &Co Holding approved its Related Parties Transaction Policy, Code of Conduct, Risk Management Policy, Compensation Policy, Nomination Policy, Information Disclosure and Securities Trading Policy, the Internal Regulation of the Board of Directors and the Internal Regulation of the Audit, Risk Management and Finance Committee, as required by the Novo Mercado Rules.

The prior description of the management and compensation of Natura Cosméticos will substantially apply to Natura &Co Holding after the consummation of the Natura Restructuring. Upon the conclusion of the Founders Contribution, Natura &Co Holding will be an affiliate of Natura Cosméticos. On May 30, 2019, Natura &Co Holding’s shareholders were Luiz Seabra, Pedro Passos and Guilherme Leal.

If the Transaction is completed, Avon’s and Natura Cosméticos’s businesses will combine with and under Natura &Co Holding. Based on the number of Natura Cosméticos Shares and equity awards exercisable into Natura Cosméticos Shares and the number of Avon Common Shares and equity awards exercisable into Avon Common Shares, in each case issued and outstanding as of May 21, 2019, it is anticipated that, immediately following completion of the Transaction, former holders of Avon Common Shares will own approximately 24% of Natura &Co Holding on a fully diluted basis and former Natura Cosméticos shareholders will own approximately 76% of Natura &Co Holding on a fully diluted basis.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF AVON

Security Ownership of Avon Common Shares

The tables below set forth the beneficial ownership of certain Avon shareholders. As of October 3, 2019, 443,014,254 Avon Common Shares (excluding treasury shares) were outstanding.

Security Ownership of Certain Beneficial Owners of Avon Common Shares

The following table shows information for beneficial owners of more than 5% of the Avon Common Shares outstanding, as set forth in recent filings with the SEC. Beneficial ownership is determined in accordance with SEC rules. In computing a person’s percentage ownership of Avon Common Shares, Avon Common Shares into which Avon Preferred Shares are convertible are deemed to be outstanding and beneficially owned only with respect to the person exercising voting and dispositive power over such Avon Preferred Shares, as described in more detail in footnote 1 to the following table.

Name and Address	Amount and Nature of Beneficial Ownership of Avon Common Shares	Percent of Class
Stephen Feinberg, Cerberus Investor and Avatar GP, LLC(1) 875 Third Avenue, 11th Floor New York, New York 10022	87,051,524	16.42%
BlackRock, Inc.(2) 55 East 52nd Street New York, NY 10055	44,642,763	10.08%
Miller Value Partners, LLC, William H. Miller III Living Trust(3) One South Street, Suite 2550 Baltimore, MD 21202	35,578,463	8.03%
Dynamo Internacional Gestao de Recursos Ltda.(4) Av. Ataulfo de Paiva, 1235-6 Andar Rio de Janeiro, D5 22440-034, Brazil	33,955,708	7.66%
Opportunity Gestão de Investimentos e Recursos Ltda., Tempus International Fund SPC—Tempus Segregated Portfolio(5) Avenida Presidente Wilson, 231—28 Andar Rio De Janeiro, 20030-905, Brazil	31,253,065	7.05%
Renaissance Technologies LLC(6) 800 Third Avenue New York, NY 10022	24,733,778	5.58%

(1)

In its Schedule 13D/A filed on May 29, 2019 with the SEC, each of Stephen Feinberg, Cerberus Investor and Avatar GP, LLC (“Avatar GP”) reported that each may be deemed to beneficially own 435,000 Avon Preferred Shares, which represents 100% of the Avon Preferred Shares outstanding and was convertible into 87,000,000 shares of Avon Common Shares as of May 22, 2019. Such shares are held by Cerberus Investor. Pursuant to the limited liability company agreement of Avatar GP, Cerberus Investor’s general partner, Mr. Feinberg serves as the sole managing member of Avatar GP and in such capacity exercises sole voting and sole dispositive power over all securities held by Cerberus Investor. The percentage of class noted in the table is on an as-converted basis. Stephen Feinberg is the president, sole director and sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of Cerberus. As set forth in further detail in the section of this proxy statement/prospectus entitled “The Transaction

Documents—The Cerberus Investor Voting and Support Agreement,” pursuant to the Cerberus Investor Voting and Support Agreement, Cerberus Investor has agreed to (i) vote the Cerberus Shares in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby, (ii) vote the Cerberus Shares in favor of any proposal to adjourn or postpone a meeting of shareholders to a later date to solicit additional proxies in favor of the adoption of the Merger Agreement and (iii) vote against alternate acquisition proposals for Avon or any other action that would reasonably be expected to materially delay or prevent the consummation of the Mergers and the other transactions contemplated by the Merger Agreement. In its Form 4 filed on April 4, 2016 with the SEC, each of Mr. Feinberg, Cerberus Investor and Avatar GP reported that each may be deemed to own an additional 51,524 shares of Avon Common Shares as of March 31, 2016 as a result of accrued and unpaid dividends on such date.
(2)

In its Schedule 13G/A filed on March 8, 2019 with the SEC, BlackRock, Inc. (“BlackRock”) reported the beneficial ownership of 44,642,763 Avon Common Shares on behalf of itself and the following subsidiaries: BlackRock (Netherlands) B.V.; BlackRock Asset Management Canada Limited; BlackRock Asset Management Ireland Limited; BlackRock Asset Management Schweiz AG; BlackRock Fund Advisors; BlackRock Institutional Trust Company, National Association; BlackRock Investment Management (Australia) Limited; BlackRock Investment Management (UK) Limited; BlackRock Investment Management, LLC; and BlackRock Life Limited. BlackRock reported that it had sole voting power with respect to 44,357,033 Avon Common Shares, shared voting power with respect to no Avon Common Shares, sole dispositive power with respect to 44,642,763 Avon Common Shares, and shared dispositive power with respect to no Avon Common Shares.

(3)

In its Schedule 13G filed on February 11, 2019 with the SEC, William H. Miller III Living Trust reported the beneficial ownership of 35,578,463 Avon Common Shares, sole voting power with respect to 7,166,850 Avon Common Shares, shared voting power with respect to 28,411,613 Avon Common Shares, sole dispositive power with respect to 7,166,850 Avon Common Shares, and shared dispositive power with respect to 28,411,613 Avon Common Shares. Miller Value Partners, LLC, reported the beneficial ownership of 28,411,613 Avon Common Shares, sole voting power with respect to no Avon Common Shares, shared voting power with respect to 28,411,613 Avon Common Shares, sole dispositive power with respect to no Avon Common Shares, and shared dispositive power with respect to 28,411,613 Avon Common Shares.

(4)

In its Schedule 13G filed on September 10, 2019 with the SEC, Dynamo Internacional Gestao de Recursos Ltda. (“Dynamo Internacional”) reported the beneficial ownership of 33,955,708 Avon Common Shares, sole voting power with respect to 33,955,708 Avon Common Shares, shared voting power with respect to no Avon Common Shares, sole dispositive power with respect to 33,955,708 Avon Common Shares, and shared dispositive power with respect to no Avon Common Shares. Dynamo Internacional serves as the investment manager of Dynamo Brasil I LLC, Dynamo Brasil III LLC, Dynamo Brasil V LLC, Dynamo Brasil VI LLC, Dynamo Brasil VIII LLC, Dynamo Brasil IX LLC, Dynamo Brasil XIV LLC, Dynamo Brasil XV LLC, Dynamo Global Master Fundo de lnvestimento em Ações - lnvestimento no Exterior and Dynamo Master Fund, which directly hold the Avon Common Shares reported in the Schedule 13G filed by Dynamo Internacional. The controlling shareholders of Dynamo Global Master Fundo de lnvestimento em Ações - lnvestimento no Exterior are Dynamo Global Fundo de lnvestimento em Cotas de Fundo de lnvestimento em Ações - lnvestimento no Exterior and Dybra Global Fundo de lnvestimento em Cotas de Fundo de lnvestimento em Ações - Investimento no Exterior, and the controlling shareholders of Dynamo Master Fund are Dynamo Fund and Dynamo Fund LLC.

Dynamo Internacional jointly filed its Schedule 13G with Dynamo Administração de Recursos Ltda. (“Dynamo Administração”), which reported the beneficial ownership of 12,653,532 Avon Common Shares, sole voting power with respect to 12,653,532 Avon Common Shares, shared voting power with respect to no Avon Common Shares, sole dispositive power with respect to 12,653,532 Avon Common Shares, and shared dispositive power with respect to no Avon Common Shares. The 12,653,532 Avon Common Shares held by Dynamo Administração are not included in the table above because the Schedule 13G does not disclose (i) any shared voting or investment power with respect to the Avon Common Shares held by Dynamo Internacional and Dynamo Administração or (ii) the relationship between Dynamo Internacional and Dynamo Administração that would cause the Avon Common Shares held by Dynamo Internacional and

Dynamo Administração to be deemed beneficially owned by both Dynamo Internacional and Dynamo Administração. Dynamo Administração de Recursos Ltda. serves as the investment manager of Dynamo Cougar Fundo de lnvestimento em Ações, Ascese Fundo de lnvestimento em Ações, Dybra Fundo de Investimento em Ações, DYC Fundo de lnvestimento em Ações, TNAD Fundo de lnvestimento em Ações and São Fernando IV Fundo de lnvestimento em Ações, which directly hold the Avon Common Shares reported in the Schedule 13G filed by Dynamo Administração.

(5)

In its Schedule 13G filed on August 6, 2019 with the SEC, Opportunity Gestão de Investimentos e Recursos Ltda. (“OGIR”) and Tempus International Fund SPC—Tempus Segregated Portfolio (“Tempus”) reported the beneficial ownership of 31,253,065 Avon Common Shares, sole voting power with respect to no Avon Common Shares, shared voting power with respect to 31,253,065 Avon Common Shares, sole dispositive power with respect to no Avon Common Shares, and shared dispositive power with respect to 31,253,065 Avon Common Shares. OGIR acts as investment manager to, and exercises investment discretion with respect to the Avon Common Shares directly owned by a number of private investment funds, including Tempus. In its Schedule 13G, OGIR stated that the filing of the Schedule 13G shall not be construed as an admission that OGIR is, for purposes of Section 13 of the Exchange Act, the beneficial owner of the Avon Common Shares reported in the Schedule 13G.

(6)

In its Form 13F-HR filed on August 12, 2019 with the SEC, Renaissance Technologies LLC reported that it had sole investment discretion with respect to 24,733,788 Avon Common Shares, sole voting authority with respect to 23,526,978 Avon Common Shares, shared voting authority with respect to no Avon Common Shares, and no voting authority with respect to 1,206,800 Avon Common Shares. The holdings reported in such Form 13F-HR may or may not be deemed to be beneficially owned by the institutional investment manager filing such report.

Security Ownership of Avon’s Directors and Executive Officers

The following table sets forth certain information, except as otherwise noted, as of October 3, 2019 regarding the beneficial ownership of Avon Common Shares by each of Avon’s directors, its named executive officers (“NEOs”), and all of its directors and executive officers as a group. Total Avon Common Shares beneficially owned by directors and NEOs individually represent less than 1% of the outstanding Avon Common Shares. Total Avon Common Shares beneficially owned by all of our directors and executive officers as a group represent 1.07% of Avon’s Common Shares.

Name	Avon Common Shares(1)		Stock Options Currently Exercisable or Exercisable within 60 Days	Total Number of Avon Common Shares Beneficially Owned	Restricted Stock Units(2)	Total
Jose Armario	18,215		—	18,215	150,245	168,460
Gustavo Arnal(3)	125,000		—	125,000	96,936	221,936
W. Don Cornwell	14,483	(4)	—	14,483	210,471	224,954
Miguel Fernandez	100,000		302,640	402,640	612,437	1,015,077
Chan W. Galbato(5)	—		—	—	—	—
Nancy Killefer	—		—	—	190,894	190,894
Susan J. Kropf	169,861		—	169,861	176,494	346,355
Helen McCluskey	—		—	—	190,049	190,049
Sheri McCoy(6)	658,687		2,310,000	2,968,687	—	2,968,687
Andrew G. McMaster, Jr.	—		—	—	97,794	97,794
James A. Mitarotonda	3,119,182	(7)	—	3,119,182	97,794	3,216,976
Jonathan Myers	—		201,904	201,904	265,996	467,900
Michael F. Sanford(5)	—		—	—	—	—
Lenard B. Tessler(5)	—		—	—	—	—
James E. Thompson(6)	—		—	—	—	—
James Wilson(6)	—		—	—	—	—
Jan Zijderveld	250,000		227,800	477,800	600,000	1,077,800
18 directors and executive officers as a group	3,866,976		877,112	4,744,088	2,895,022	7,639,110

(1)	Shares reflect sole voting and investment power except as otherwise noted.
(2)

The numbers in this column include unvested Service-based RSUs and Service-based RSUs that have become vested but are not yet settled, and which therefore do not afford the holder voting or investment power. Performance RSUs held by executive officers, which will vest only if certain financial goals are met, have not been included and do not afford the holder voting or investment power.

(3)	Mr. Arnal commenced employment as Executive Vice President and Chief Financial Officer of Avon on May 1, 2019.
(4)	Includes 9,563 restricted shares for which the director has sole voting but no investment power and 600 shares held in the name of a family member.
(5)	Cerberus policy prohibits its employees from personally owning stock in the companies of which they are board members.
(6)	Shares reflect amount of Avon Common Share ownership upon the date of departure from Avon and stock options currently exercisable or exercisable within 60 days are as of October 3, 2019.
(7)

Amount includes 3,009,028 shares beneficially owned by Barington Companies Equity Partners, L.P. (“Barington Companies”), 101,821 shares beneficially owned by Barington Companies Investors, LLC (“Barington Investors”) and 8,333 shares held directly. Each of Barington Companies and Barington Investors may be deemed to have sole power to vote and dispose of the shares it beneficially owns. Mr. Mitarotonda is the sole stockholder and director of LNA Capital Corp. (“LNA”), which is the general partner of Barington Capital Group, L.P. (“Barington Capital”), which is the majority member of Barington Investors. Barington Investors is the general partner of Barington Companies. Barington Investors may be deemed to have sole power to vote and dispose of the shares owned by Barington Companies. In addition, Mr. Mitarotonda, LNA and Barington Capital each may be deemed to have sole power to vote and dispose of the shares owned by Barington Companies and Barington Investors. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

Interests of Avon’s Directors and Executive Officers in the Transaction

Avon’s executive officers and directors have interests in the Transaction that are different from, or in addition to, the interests of Avon shareholders generally. Avon’s board of directors was aware of these potentially differing interests and considered them, among other matters, in reaching its decision to adopt the Merger Agreement, and to recommend that you vote in favor of the Transaction Proposal.

These interests are described in more detail under the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Interests of Avon’s Directors and Executive Officers in the Transaction.” Avon’s shareholders should take these interests into account in deciding whether to vote “FOR” the Transaction Proposal.

Interests of Natura Cosméticos-Designated Directors and Officers in the Transaction

The individuals designated by Natura Cosméticos to serve on the Natura &Co Holding board of directors and as executive officers of Natura &Co Holding have interests in the Transaction that are different from, or in addition to, the interests of Avon and Natura Cosméticos shareholders generally. Natura Cosméticos’s board of directors was aware of these potentially differing interests and considered them, among other matters, in reaching its decision to adopt the Merger Agreement and approve the Transaction. Avon’s shareholders should take these interests into account in deciding whether to vote “FOR” the Transaction Proposal.

These interests may include, but are not limited to:

•

the continued engagement and/or employment, as applicable, of certain board members and executive officers of Natura Cosméticos, including positions as directors on the board of directors of Natura &Co Holding, as described below in the section of this proxy statement/prospectus entitled “—Natura &Co Holding Positions;” and

•

the treatment in the Transaction of equity awards and stock options, as described in the section of this proxy statement/prospectus entitled “The Merger Agreement—Treatment of Stock Options and Other Equity-Based Awards—Natura Cosméticos Stock Options and Other Equity-Based Awards.”

Natura &Co Holding Positions

Upon the closing of the transactions contemplated by the Merger Agreement, Natura &Co Holding’s board of directors will consist of 13 members and be composed as follows: (i) three directors mutually agreed by Avon and Natura Cosméticos at closing, which directors shall be individuals who were members of Avon’s board of directors as of May 22, 2019 (the date the Merger Agreement was entered into), and (ii) ten directors designated by Natura Cosméticos.

Out of the members of the Board of Directors, at least two members or 20% of the members, whichever is higher, must be independent directors, as defined in the Novo Mercado Rules. The qualification of the members appointed as independent directors will be resolved upon at the shareholders’ meeting that elects such independent directors. A director elected as permitted under Article 141, Paragraphs 4 and 5 of Law No. 6,404/76 will also be deemed an independent director if there is a controlling shareholder. Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the number of directors will be rounded to the whole number immediately higher.

The number of directors to be elected for the upcoming term will be decided by a majority vote at the relevant shareholders’ meeting. A shareholder or a group of shareholders representing at least 10% of the share capital of Natura &Co Holding may separately elect up to one additional director. Additionally, shareholders representing a percentage of the share capital of Natura &Co Holding of between 5% and 10% (depending on the aggregate value of capital stock of Natura &Co Holding at such time, pursuant to the applicable CVM ruling) may request that the election of directors be subject to cumulative voting proceedings, as provided for in article 141 of the Brazilian Corporation Law and CVM Ruling 165.

COMPARISON OF THE RIGHTS OF HOLDERS OF NATURA &CO HOLDING SHARES, NATURA COSMÉTICOS SHARES AND AVON SHARES

Avon is organized under the laws of the State of New York. The rights of Avon shareholders are currently governed by New York law and Avon’s constitutional documents. If the Transaction is consummated, each Avon Common Share will be converted into the ultimate right to receive, at the election of the holder thereof, a number of Natura &Co Holding ADSs or Natura &Co Holding Shares determined in accordance with the Merger Agreement, and each Natura Cosméticos Share will be converted into the ultimate right to receive a number of Natura &Co Holding Shares determined in accordance with the Merger Agreement. The rights of Avon and Natura Cosméticos shareholders who become Natura &Co Holding ADS holders will be governed by Brazilian law (which shall include, for purposes of this form, the CVM regulation and the Novo Mercado Rules), the Natura &Co Holding By-Laws, and the terms of the Natura &Co Holding Deposit Agreement. The rights of Avon and Natura Cosméticos shareholders who become shareholders of Natura &Co Holding, and the relative powers of the Natura &Co Holding board of directors, will be governed by Brazilian law and the Natura &Co Holding By-Laws. Each Natura &Co Holding Share will be issued in connection with, and will carry with it the rights and obligations set forth in, the Natura &Co Holding By-Laws and Brazilian law.

This section summarizes material differences between the rights of Avon and Natura Cosméticos shareholders before consummation of the Transaction and the rights of Natura &Co Holding shareholders after consummation of the Transaction. These differences in shareholder rights result from the differences between the respective constitutional documents of Avon, Natura Cosméticos and Natura &Co Holding and the applicable governing law. For additional information regarding the differences between owning Natura &Co Holding Shares and owning Natura &Co Holding ADSs, see the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—Fractional Natura &Co Holding ADSs and Natura &Co Holding Shares.” The following summary does not include a description of rights or obligations under the U.S. federal securities laws, Brazilian securities laws, Novo Mercado Rules or NYSE listing requirements or standards.

The following summary is not a complete statement of the rights of the shareholders of Avon, the shareholders of Natura Cosméticos or the shareholders of Natura &Co Holding or a complete description of the specific provisions referred to below. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. This summary is qualified in its entirety by reference to the NYBCL, the Brazilian Corporation Law, CVM rulings, the Novo Mercado Rules, the Natura &Co Holding Deposit Agreement and Avon’s and Natura &Co Holding’s constitutional documents, which you are urged to read carefully.

The form of the Natura &Co Holding By-Laws is attached as Annex E to this proxy statement/prospectus and is incorporated herein by reference. Avon has filed with the SEC its constitutional documents and will send copies of these documents to you, without charge, upon your request. For additional information, please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information” of this proxy statement/prospectus.

Avon	Natura Cosméticos	Natura &Co Holding
Authorized Share Capital

Avon is authorized to issue:

(i) 1,500,000,000 shares of common stock, par value of U.S.$0.25 per share.

(ii)  25,000,000 shares of preferred stock, par value U.S.$1.00 per share, of which (A) 2,000,000 shares

	Natura Cosméticos is authorized to increase its capital stock by up to 441,310,125 common shares, with no par value, upon a resolution of the board of directors, which will establish the terms of issuance, including the price and payment.	Natura &Co Holding is authorized to increase its capital stock by up to 441,310,125 common shares, with no par value, upon a resolution of the board of directors, which will establish the terms of issuance, including the price and payment.

Avon	Natura Cosméticos	Natura &Co Holding

are designated as Series B Preferred Stock, par value U.S.$1.00, (B) 435,000 shares are designated as Series C Preferred Stock, par value U.S.$1.00 and (C) 400,000 shares are designated as Series D Preferred Stock, par value U.S.$1.00.

Within the limits of the authorized capital, the board of directors may also issue warrants, convertible debentures, stock options and subscription options (the latter two, after approval of a stock option plan by the shareholders).

Within the limits of the authorized capital, the board of directors may also issue warrants, convertible debentures, stock options and subscription options (the latter two, after approval of a stock option plan by the shareholders).

As of the date of this proxy statement/prospectus, Avon has 435,000 shares of Series C Preferred Stock outstanding and no other shares of preferred stock outstanding.

The Avon board of directors is authorized to issue the preferred stock in one or more series.	The Natura Cosméticos By-Laws and the Novo Mercado Rules do not permit the issuance of preferred stock.	The Natura &Co Holding By-Laws and the Novo Mercado Rules do not permit the issuance of preferred stock.

Structure of Board of Directors

Avon’s certificate of incorporation provides that the number of directors constituting the board of directors shall not be less than 10 or more than 20. Avon’s by-laws provide that the number of directors constituting the board of directors shall be 11, or such other number, not less than 10 or more than 20, as shall be fixed by the board of directors from time to time, subject to the rights of the holders of shares of any class or series of preferred stock (or shares of common stock issued upon conversion of such shares of preferred stock).

Under the terms of the Investor Rights Agreement between Avon and Cerberus Investor (the “Investor Rights Agreement”), so long as Cerberus Investor owns equity interests equal to at least 25% of the amount of equity interests it purchased on March 1, 2016, Avon cannot increase the size of the board of directors to more than 11 directors without Cerberus Investor’s prior written consent.

The Natura Cosméticos By-Laws provide that the board of directors must be composed of at least 9 and no more than 11 members, as shall be fixed by the shareholders’ meeting, determined by the majority of votes. Directors are elected and removed by the shareholders’ meeting, and serve a unified term of office of 2 years, with reelection permitted.

Out of the members of the board of directors, at least two members or 20% of the members, whichever is higher, must be independent directors, as defined in the Novo Mercado Rules. The qualification of the members appointed as independent directors will be resolved upon at the shareholders’ meeting that elects such independent directors. A director elected as permitted under Article 141, Paragraphs 4 and 5 of Law No. 6,404/76 will also be deemed an independent director if there is a controlling shareholder.

The Natura &Co Holding By-Laws provide that the board of directors must be composed of at least 9 and no more than 13 members, as shall be fixed by the shareholders’ meeting, determined by the majority of votes. Directors are elected and removed by the shareholders’ meeting, and serve a unified term of office of 1 year, with reelection permitted.

Out of the members of the board of directors, at least two members or 20% of the members, whichever is higher, must be independent directors, as defined in the Novo Mercado Rules. The qualification of the members appointed as independent directors will be resolved upon at the shareholders’ meeting that elects such independent directors. A director elected as permitted under Article 141, Paragraphs 4 and 5 of Law No. 6,404/76 will also be deemed an independent director if there is a controlling shareholder.

Avon	Natura Cosméticos	Natura &Co Holding
	Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the number of directors will be rounded to the whole number immediately higher	Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the number of directors will be rounded to the whole number immediately higher.

The board of directors shall have a chairman and a lead independent director, each to be elected by the board of directors.

The Investor Rights Agreement provides that so long as Cerberus beneficially owns equity interests equal to at least 50% of the equity interests it purchased from Avon on March 1, 2016, Cerberus Investor has the right to appoint the chairman of the board of directors.

	The board of directors shall have up to 3 co-chairmen and an executive chairman of the board of directors, to be elected by a majority vote of the directors at the first meeting of the board held after investiture of the directors, or whenever resignation or vacancy occurs in these positions. The directors shall also determine, at their first meeting, the number of co-chairmen and which co-chairman shall preside over the meetings of the board of directors held during their term of office. No co-chairman may simultaneously hold the office of chief executive officer of Natura Cosméticos.	The board of directors shall have up to 3 co-chairmen and an executive chairman of the board of directors, to be elected by a majority vote of the directors at the first meeting of the board held after investiture of the directors, or whenever resignation or vacancy occurs in these positions. The directors shall also determine, at their first meeting, the number of co-chairmen and which co-chairman shall preside over the meetings of the board of directors held during their term of office. No co-chairman nor the executive chairman may simultaneously hold the office of chief executive officer of Natura &Co Holding.

Shareholder Voting Rights
Avon’s by-laws provide that each holder of Avon Common Shares shall be entitled to one vote per Avon Common Share on any matter to be voted upon at a shareholder meeting.	Holders of Natura Cosméticos Shares are entitled to one vote per share on the resolutions to be adopted by the shareholders.	Holders of Natura &Co Holding Shares are entitled to one vote per share on the resolutions to be adopted by the shareholders.

Except as otherwise provided in Avon’s constituent documents or under the NYBCL (including as described under the heading “Approval of Mergers and Business Combinations”), any corporate action other than the election of directors shall be authorized by a majority of the votes cast in favor of or against such action at a meeting of shareholders by the holders of shares entitled to vote thereon. An abstention shall not constitute a vote cast.

Avon’s certificate of incorporation provides that each director shall be elected by the vote of the majority of

Except as otherwise provided in the Natura Cosméticos By-Laws or under the Brazilian Corporation Law, resolutions submitted to the shareholders’ meetings may be approved by a majority of the shareholder votes validly cast in favor of such action, with abstentions not taken into account.

Pursuant to the Brazilian Corporation Law, certain resolutions must be approved by shareholders representing at least 1/2 of the voting shares, including, but not limited to:

(i) creation of a new class of preferred shares or a

Except as otherwise provided in the Natura &Co Holding By-Laws or under the Brazilian Corporation Law, resolutions submitted to the shareholders’ meetings may be approved by a majority of the shareholder votes validly cast in favor of such action, with abstentions not taken into account.

Pursuant to the Brazilian Corporation Law, certain resolutions must be approved by shareholders representing at least 1/2 of the voting shares, including, but not limited to:

(i) creation of a new class of preferred shares or a

Avon	Natura Cosméticos	Natura &Co Holding
the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present; provided, however, that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this section of the certificate of incorporation, a majority of the votes cast shall mean that the number of shares voted “for” a director’s election exceeds 50% of the votes cast with respect to that director. Votes cast shall include votes to withhold authority and exclude abstentions with respect to that director’s election.

disproportionate increase of an existing class of preferred shares relative to the other classes of shares, unless such action is provided for in, or authorized by, the corporation’s by-laws;

(ii)  reduction of the annual minimum mandatory dividend;

(iii) merger of the corporation into another corporation or consolidation;

(iv) change to corporate purpose;

(v)   termination of liquidation proceedings;

(vi) dissolution of the corporation; and

(vii) spin-off of the corporation.

disproportionate increase of an existing class of preferred shares relative to the other classes of shares, unless such action is provided for in, or authorized by, the corporation’s by-laws;

(ii)  reduction of the annual minimum mandatory dividend;

(iii) merger of the corporation into another corporation or consolidation;

(iv) change to corporate purpose;

(v)   termination of liquidation proceedings;

(vi) dissolution of the corporation; and

(vii) spin-off of the corporation.

Avon’s certificate of incorporation provides that the holders of Series C Preferred Stock shall be entitled to vote with the holders of the common stock on all matters submitted to a vote, except as prohibited by applicable law. Each holder shall be entitled to the number of votes equal to the largest number of whole shares of common stock into which all shares of Series C Preferred Stock held of record by such holder could be converted pursuant to the conversion to common stock rights of the holders of Series C Preferred Stock in accordance with Avon’s certificate of incorporation.

Avon’s certificate of incorporation provides that the consent of a majority of the shares of Series C Preferred Stock, voting together as a separate class, shall be necessary for:

(i) amendments to the certificate of incorporation that would adversely affect the relative rights, preferences or privileges or voting power of the Series C Preferred Stock,

Avon	Natura Cosméticos	Natura &Co Holding

(ii)  issuing preferred shares ranking senior to or pari passu with the Series C Preferred Stock, or

(iii)  delisting the common stock from NYSE, other than in a transaction resulting in a change of control of Avon.

Approval of Mergers and Business Combinations

Under the NYBCL and Avon’s certificate of incorporation, the consummation of a merger requires the approval of the board of directors and two-thirds of the votes of all outstanding shares entitled to vote thereon.

Section 903 of the NYBCL further provides that, notwithstanding any provision in the certificate of incorporation, the holders of shares of a class shall be entitled to vote together as a separate class if (a) such shares will remain outstanding after the merger or consolidation or will be converted into the right to receive shares of stock of the surviving or consolidated corporation or another corporation and (b) the certificate of incorporation of the surviving or consolidated or such other corporation would contain any provision which is not contained in the certificate of incorporation for the corporation and which, if contained in an amendment to the certificate of incorporation, would entitle the holders of shares of such class to vote and to vote as a separate class thereon.

Under the Brazilian Corporation Law, “merger” is an operation whereby one or more corporations are absorbed by another, which succeeds to all their rights and obligations.

Pursuant to the Brazilian Corporation Law, any proposed merger or consolidation must be submitted to a general shareholders’ meeting, with a statement of reasons (protocolo e justificação) that shall include:

(i) the reasons for or the objectives of the operation, and the interest of the corporation in effecting it;

(ii)  the composition, after the operation, of the capital of the corporations issuing shares in substitution for those to be extinguished;

(iii)  the refund value of the shares to which dissenting shareholders shall be entitled;

(iv) the amount of shares to be issued as a result of the operation and the criteria adopted to determine the exchange ratio;

(v)   the criteria used to calculate the net worth, the base date of evaluation and the

Under the Brazilian Corporation Law, “merger” is an operation whereby one or more corporations are absorbed by another, which succeeds to all their rights and obligations.

Pursuant to the Brazilian Corporation Law, any proposed merger or consolidation must be submitted to a general shareholders’ meeting, with a statement of reasons (protocolo e justificação) that shall include:

(i) the reasons for or the objectives of the operation, and the interest of the corporation in effecting it;

(ii)  the composition, after the operation, of the capital of the corporations issuing shares in substitution for those to be extinguished;

(iii)  the refund value of the shares to which dissenting shareholders shall be entitled;

(iv) the amount of shares to be issued as a result of the operation and the criteria adopted to determine the exchange ratio;

(v)   the criteria used to calculate the net worth, the base date of evaluation and the treatment to be applied to subsequent variations;

Avon	Natura Cosméticos	Natura &Co Holding

treatment to be applied to subsequent variations;

(vi) the solutions to be adopted in case of crossed participation;

(vii) the capital increase or reduction of the involved parties;

(viii)the draft of the by-laws or changes in the existing by-laws; and

(ix) other conditions applicable to the operation, if any.

The target corporation to be merged into the acquiring corporation is subject to a special quorum requirement, where the merger must be approved by shareholders representing at least 1/2 of the voting shares.

In the case of a merger, if the general shareholders’ meeting of the corporation instituting the merger approves the protocol of the operation, it shall authorize the increase in capital, which shall be subscribed and paid up by the corporation to be merged by the transfer of its net value, and shall appoint experts to evaluate the net value. Once the evaluation report and the merger have been approved by the general shareholders’ meeting of the corporation instituting the merger, the corporation to be merged shall be extinguished and the former shall provide for the registration and publication of the merger instruments.

The Brazilian Corporation Law also provides for a “merger of shares,” which is a corporate operation pursuant to which the acquiring corporation acquires all shares issued by the target corporation, which then becomes a

(vi) the solutions to be adopted in case of crossed participation;

(vii) the capital increase or reduction of the involved parties;

(viii)the draft of the by-laws or changes in the existing by-laws; and

(ix) other conditions applicable to the operation, if any.

The target corporation to be merged into the acquiring corporation is subject to a special quorum requirement, where the merger must be approved by shareholders representing at least 1/2 of the voting shares.

In the case of a merger, if the general shareholders’ meeting of the corporation instituting the merger approves the protocol of the operation, it shall authorize the increase in capital, which shall be subscribed and paid up by the corporation to be merged by the transfer of its net value, and shall appoint experts to evaluate the net value. Once the evaluation report and the merger have been approved by the general shareholders’ meeting of the corporation instituting the merger, the corporation to be merged shall be extinguished and the former shall provide for the registration and publication of the merger instruments.

The Brazilian Corporation Law also provides for a “merger of shares,” which is a corporate operation pursuant to which the acquiring corporation acquires all shares issued by the target corporation, which then becomes a wholly-owned subsidiary of the acquiring corporation. If the

Avon	Natura Cosméticos	Natura &Co Holding
	wholly-owned subsidiary of the acquiring corporation. If the transaction is approved by the shareholders’ meetings of both corporations, the target corporation shareholders will receive shares of the acquiring corporation, pursuant to an exchange ratio to be fixed under the statement of reasons (protocolo e justificação)	transaction is approved by the shareholders’ meetings of both corporations, the target corporation shareholders will receive shares of the acquiring corporation, pursuant to an exchange ratio to be fixed under the statement of reasons (protocolo e justificação).

Under Section 912 of the NYBCL, a corporation is prohibited from engaging in any business combination with an interested shareholder for a period of five years from the date on which the shareholder first becomes an interested shareholder unless the business combination or purchase of stock is approved by the board of directors prior to the shareholder becoming an interested shareholder. In addition, there is an exception to the prohibition on engaging in any business combination with an interested shareholder if:

(i) the business combination is approved by the board of directors before the stock acquisition or the acquisition of the stock had been approved by the board of directors before the stock acquisition;

(ii)   the business combination is approved by the affirmative vote of the holders of at least a majority of the outstanding shares of stock entitled to vote not beneficially owned by the interested shareholder at a meeting called for that purpose no earlier than five years after the stock acquisition; or

(iii)  in the business combination, the interested shareholder pays a formula price designed to ensure that all other shareholders receive

Avon	Natura Cosméticos	Natura &Co Holding

at least the highest price per share that is paid by the interested shareholder and such business combination meets certain other requirements.

The NYBCL defines the term “business combination” to include transactions such as certain mergers, consolidations, dispositions of assets or stock, plans for liquidation or dissolution, reclassifications of securities, recapitalizations and similar transactions. The NYBCL defines the term “interested shareholder” generally as any person who owns at least 20% of the outstanding shares of stock entitled to vote. A corporation can expressly elect not to be governed by the NYBCL’s business combination provision in its certificate of incorporation, which must be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of stock of entitled to vote and is subject to further conditions, but Avon has not done so.

Cumulative Voting
Avon’s certificate of incorporation does not provide for cumulative voting.	Pursuant to Article 17 of the Natura Cosméticos By-Laws and the Brazilian Corporation Law, shareholders representing between 5% and 10% (depending on the aggregate value of capital stock of Natura Cosméticos at such time pursuant to the applicable CVM ruling) of the voting capital can request the adoption of cumulative voting procedures in the election of directors.	Pursuant to Article 17 of the Natura &Co Holding By-Laws and the Brazilian Corporation Law, shareholders representing between 5% and 10% (depending on the aggregate value of capital stock of Natura &Co Holding at such time pursuant to the applicable CVM ruling) of the voting capital can request the adoption of cumulative voting procedures in the election of directors.

	Under the cumulative voting process, each shareholder is entitled to a number of votes totaling the number of board members to be elected multiplied by the number of shares held by such shareholder. Shareholders are entitled to aggregate their votes in favor of one candidate or split	Under the cumulative voting process, each shareholder is entitled to a number of votes totaling the number of board members to be elected multiplied by the number of shares held by such shareholder. Shareholders are entitled to aggregate their votes in favor of one candidate or split

Avon	Natura Cosméticos	Natura &Co Holding
	their votes among several candidates.	their votes among several candidates.

Nomination and Appointment of Directors
Avon’s by-laws provide that directors are elected annually at the annual shareholders meeting and hold office until the next annual shareholders meeting.	Article 16 of the Natura Cosméticos By-Laws provides that directors shall serve a two-year term, reelection being permitted.	Article 16 of the Natura &Co Holding By-Laws provides that directors shall serve a one-year term, reelection being permitted.

Avon’s certificate of incorporation and the Investor Rights Agreement provide that, subject to maintaining certain levels of beneficial ownership of Series C Preferred Stock and/or common stock, the holders of Series C Preferred Stock have the right, voting separately as a class, to appoint and elect up to three directors. Cerberus Investor currently has the right to appoint and elect three directors.

Avon’s by-laws provide that Avon will include in its proxy statement directors nominated by a shareholder or group of no more than 20 shareholders holding at least 3% of the outstanding common stock of Avon continuously for at least three years, so long as the number of directors elected via shareholder proxy does not exceed the greater of (i) two and (ii) 20% of the board of directors.

	The Natura Cosméticos By-Laws provide that the shareholders’ meeting will determine the number of directors to be elected for the upcoming term. A shareholder or a group of shareholders representing 10% of the share capital may separately elect up to one additional director, as provided for in paragraphs 4th and 5th of article 141 of Law No. 6,404/76.	The Natura &Co Holding By-Laws provide that the shareholders’ meeting will determine the number of directors to be elected for the upcoming term. A shareholder or a group of shareholders representing 10% of the share capital may separately elect up to one additional director, as provided for in paragraphs 4th and 5th of article 141 of Law No. 6,404/76.

Removal of Directors and Vacancies

Avon’s certificate of incorporation and by-laws provide that the directors (other than those appointed or elected by the holder of Series C Preferred Stock) may only be removed for cause by an affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of stock entitled to vote in the election of directors, voting together as a single class.

Avon’s certificate of incorporation provides that any director appointed

	Natura Cosméticos directors are appointed to a two-year term, with reelection permitted, but may be removed without cause prior to the completion of that term upon a vote of the majority of the shareholders attending the relevant shareholders’ meeting. Provided a director is not removed, the director’s term shall last until the new appointed members take office.	Natura &Co Holding directors are appointed to a one-year term, with reelection permitted, but may be removed without cause prior to the completion of that term upon a vote of the majority of the shareholders attending the relevant shareholders’ meeting. Provided a director is not removed, the director’s term shall last until the new appointed members take office.

Avon	Natura Cosméticos	Natura &Co Holding

or elected by Cerberus Investor, during such time as Cerberus Investor has the right to fill resulting vacancies in accordance with the certificate of incorporation and the Investor Rights Agreement, may be removed from office at any time, with or without cause, by the holders of equity interests representing greater than 50% of the Series C Preferred Stock and/or shares of common stock upon a conversion of such Series C Preferred Stock owned by Cerberus Investor.

Avon’s certificate of incorporation provides that any vacancies in the board of directors (other than those appointed or elected by Cerberus Investor), by reason of an increase in the number of directors or otherwise, shall be filled by the board of directors, by majority vote of the directors then in office, even though less than a quorum of Avon’s board of directors.

Avon’s certificate of incorporation provides that in the event there is a vacancy in a director seat that the holders of the Series C Preferred Stock are entitled to fill in accordance with the certificate of incorporation and the Investor Rights Agreement, the holders of the Series C Preferred Stock, voting separately as a class, shall have the right to fill such vacancy.

Brazilian Corporation Law provides that if a vacancy occurs on the board of directors, a substitute shall be appointed by the other directors to hold office until the next general shareholders’ meeting. The Natura Cosméticos By-Laws specify further that, in the event of an impediment or a permanent vacancy of office of the board of directors, the board of directors shall appoint a replacement thereof until the shareholders appoint one and call a shareholders’ meeting to elect a replacement director to serve for the remainder of the previous director’s term. In addition, a shareholders’ meeting shall be convened to elect replacement directors if the majority of director seats are vacant.

If a director elected by cumulative voting is removed by a shareholders’ meeting, all other members of the Board of Directors will be removed as well and new elections will be held.

Brazilian Corporation Law provides that if a vacancy occurs on the board of directors, a substitute shall be appointed by the other directors to hold office until the next general shareholders’ meeting. The Natura &Co Holding By-Laws specify further that, in the event of an impediment or a permanent vacancy of office of the board of directors, the board of directors shall appoint a replacement thereof until the shareholders appoint one and call a shareholders’ meeting to elect a replacement director to serve for the remainder of the previous director’s term. In addition, a shareholders’ meeting shall be convened to elect replacement directors if the majority of director seats are vacant.

If a director elected by cumulative voting is removed by a shareholders’ meeting, all other members of the Board of Directors will be removed as well and new elections will be held.

Executive Officers

Avon’s by-laws provide that the officers of Avon shall consist of a chief executive officer, one or more vice presidents, a treasurer, one or more secretaries, a controller and such other officers as the board of directors elects. Two offices may be held by the same person.

Avon’s by-laws provide that the chief executive officer shall have the

	The Natura Cosméticos By-Laws provide for a board of executive officers, which shall be composed of at least 4 members and no more than 10 members, including a chief executive officer, a chief financial and investor relations officer, a legal and compliance officer, a chief direct sales officer, and a chief marketing operational, innovation and sustainability	The Natura &Co Holding By-Laws provide for a board of executive officers, which shall be composed of at least 2 members, including a chief executive officer, a chief financial and investor relations officer, and a legal and compliance officer. Members shall be elected by the board of directors to serve a three-year term with reelection permitted.

Avon	Natura Cosméticos	Natura &Co Holding

general powers and duties of supervision and management of the corporation, subject to the control of the board of directors, including the appointment of officers and employees other than any successor chief executive officer. The chief executive officer also has the power to discharge or remove any such appointed officer or employee.

Avon’s by-laws provide that Avon’s board of directors may delegate the duties and powers of any officer, agent or employee to any other officer, agent or employee during such person’s absence or for any other reason the board of directors deems sufficient.

Avon’s by-laws provide that any officer elected or appointed by the board of directors may be removed by the board of directors with or without cause. Any officer appointed by the chief executive officer may be removed by the chief executive officer with or without cause.

officer. Members shall be elected by the board of directors to serve a three-year term with reelection permitted. The board of directors may also remove members of the board of executive officers at any time, pursuant to the vote of the majority of the board members. The executive officers may accumulate positions.

The Natura Cosméticos By-Laws vest the board of executive officers with powers to engage in all acts required to represent Natura Cosméticos and fulfill its corporate purpose, including the power to waive, settle and transact, in accordance with governing law and regulations, the decisions taken by the shareholders’ meeting and the board of directors and the provisions and restrictions on their authority determined by the board of directors, in particular, as defined in Article 22 of the Natura Cosméticos By-Laws:

(i) to comply with and enforce the Natura Cosméticos By-Laws and the resolutions passed by the board of directors and the shareholders’ meeting;

(ii)  to prepare and submit each year to the board of directors a strategic plan, the annual revisions thereof, and the general budget of Natura Cosméticos, and to see to their implementation;

(iii)  to resolve on the opening, relocation and closing of branch offices, warehouses, offices and any other premises of Natura Cosméticos in Brazil;

The board of directors may also remove members of the board of executive officers at any time, pursuant to the vote of the majority of the board members. The executive officers may accumulate positions.

The Natura &Co Holding By-Laws vest the board of executive officers with powers to engage in all acts required to represent Natura &Co Holding and fulfill its corporate purpose, including the power to waive, settle and transact, in accordance with governing law and regulations, the decisions taken by the shareholders’ meeting and the board of directors and the provisions and restrictions on their authority determined by the board of directors, in particular, as defined in Article 22 of the Natura &Co Holding By-Laws:

(i) to comply with and enforce the Natura &Co Holding By-Laws and the resolutions passed by the board of directors and the shareholders’ meeting;

(ii)  to prepare and submit each year to the board of directors a strategic plan, the annual revisions thereof, and the general budget of Natura &Co Holding, and to see to their implementation;

(iii)  to resolve on the opening, relocation and closing of branch offices, warehouses, offices and any other premises of Natura &Co Holding in Brazil;

(iv) decide on, within the limits of authority established by the board of directors, the

Avon	Natura Cosméticos	Natura &Co Holding

(iv) decide on, within the limits of authority established by the board of directors, the acquisition, sale and/or encumbrance of fixed and intangible assets and financial commitments associated with projects in which Natura Cosméticos intends to invest;

(v)   to submit each year for review to the board of directors a Management Report and the accounts of the board of executive officers, together with the report of the independent auditors and the proposed application of the income for the preceding year; and

(vi) to submit every quarter to the board of directors a detailed trial balance sheet of Natura Cosméticos and its controlled companies.

The Natura Cosméticos By-Laws specify the matters for which each of the chief executive officer, the chief financial and investor relations officer, the chief direct sales officer, the chief marketing operational, innovation and sustainability officer, the legal and compliance officer and each of the other executive officers is responsible.

The board of directors is also tasked with approving the levels of authority and the policies of the board of executive officers, as well as any amendments thereof.

acquisition, sale and/or encumbrance of fixed and intangible assets and financial commitments associated with projects in which Natura &Co Holding intends to invest;

(v)   to submit each year for review to the board of directors a Management Report and the accounts of the board of executive officers, together with the report of the independent auditors and the proposed application of the income for the preceding year; and

(vi) to submit every quarter to the board of directors a detailed trial balance sheet of Natura &Co Holding and its controlled companies.

The Natura &Co Holding By-Laws specify the matters for which each of the chief executive officer, the chief financial and investor relations officer, the legal and compliance officer and each of the other executive officers is responsible.

The board of directors is also tasked with approving the levels of authority and the policies of the board of executive officers, as well as any amendments thereof.

Fiscal Council
Avon’s constituent documents do not provide for a fiscal council.	In accordance with the Brazilian Corporation Law, the Natura	In accordance with the Brazilian Corporation Law, the Natura &Co

Avon	Natura Cosméticos	Natura &Co Holding
	Cosméticos By-Laws contemplate the formation of a fiscal council, composed of 3 acting members and 3 alternates. The fiscal council will not operate on a permanent basis and will only operate when called to do so by the shareholders of the Natura Cosméticos capital stock (depending on the outstanding capital stock, as determined by the applicable CVM ruling), in accordance with the provisions of applicable law. Once called, the fiscal council will operate until the next annual shareholders’ meeting. Natura &Co Holding shareholders are vested with the power to set annual compensation for members of the fiscal council, which cannot be less than 10% of the compensation attributed to each director.	Holding By-Laws contemplate the formation of a fiscal council, composed of 3 acting members and 3 alternates. The fiscal council will not operate on a permanent basis and will only operate when called to do so by the shareholders of the Natura &Co Holding capital stock (depending on the outstanding capital stock, as determined by the applicable CVM ruling), in accordance with the provisions of applicable law. Once called, the fiscal council will operate until the next annual shareholders’ meeting. Natura &Co Holding shareholders are vested with the power to set annual compensation for members of the fiscal council, which cannot be less than 10% of the compensation attributed to each director.

Committees

Avon’s by-laws permit the board of directors, by resolution passed by a majority of the board of directors, to designate from among its members various committees, each consisting of three or more directors, and each of which, to the extent provided in such resolution to have and exercise authority as specified by the board of directors. However, no committee shall have authority to submit to shareholders actions that need shareholder authorization by law, fill vacancies in the board of directors or any committee, fix compensation of directors, amend or repeal the by-laws, or adopt new by-laws, or amend or repeal any board resolutions which by its terms cannot be so amended or appealed.

Avon’s by-laws mandate the existence of an audit committee, compensation and management development committee and

The Natura Cosméticos By-Laws permit the board of directors to establish committees or work groups with defined objectives, comprised of persons designated by the board of directors from among Natura Cosméticos management and/or persons directly or indirectly affiliated with Natura Cosméticos.

The Natura &Co Holding By-Laws permit the board of directors to establish committees or work groups with defined objectives, comprised of persons designated by the board of directors from among Natura &Co Holding management and/or persons directly or indirectly affiliated with Natura &Co Holding.

Pursuant to Article 26 of the Natura &Co Holding By-Laws, the audit committee, risk management and finance, an advisory body directly linked to the board of directors, with operational autonomy, shall be composed of at least 3 members (as defined in the Novo Mercado Rules), to be appointed by the Board of Directors.

Avon	Natura Cosméticos	Natura &Co Holding
nominating and corporate governance committee, each of which shall consist of three or more directors, none of whom may be a current officer or employee of Avon, a former CEO of Avon or a person who has been an officer or employee of Avon in the past five years. The compensation and management development committee is mandated to administer Avon’s stock incentive plans.

Annual Meetings of Shareholders
Avon’s by-laws provide that an annual meeting shall be held to elect directors and transact other business. The annual meeting shall be held on the first Thursday in May or on such other date in April or May as may be designated by the directors and set forth in the notice of the meeting. The chairman of the board of directors, or another member of the board of directors appointed by the chairman, shall be the presiding officer at every shareholders meeting.

The Brazilian Corporation Law requires corporations to hold an annual general meeting of shareholders within 4 months following the end of the fiscal year to deliberate on the following matters:

(i) management accounts and year-end financial statements;

(ii)  allocation of the net profits for the fiscal year and distribution of dividends;

(iii)  election of managers and members of the fiscal council, if any, and associated remuneration; and

(iv) approval of the annual monetary adjustment to the capital stock.

In addition to the matters of special competence set forth in the Brazilian Corporation Law, the Natura Cosméticos By-Laws specify further that shareholders are empowered to deliberate on the following items at the general shareholders’ meetings:

(i) election or removal of members of the board of directors or the fiscal council;

The Brazilian Corporation Law requires corporations to hold an annual general meeting of shareholders within 4 months following the end of the fiscal year to deliberate on the following matters:

(i) management accounts and year-end financial statements;

(ii)  allocation of the net profits for the fiscal year and distribution of dividends;

(iii)  election of managers and members of the fiscal council, if any, and associated remuneration; and

(iv) approval of the annual monetary adjustment to the capital stock.

In addition to the matters of special competence set forth in the Brazilian Corporation Law, the Natura &Co Holding By-Laws specify further that shareholders are empowered to deliberate on the following items at the general shareholders’ meetings:

(i) election or removal of members of the board of directors or the fiscal council;

Avon	Natura Cosméticos	Natura &Co Holding

(ii)  aggregate compensation of the members of the board of directors and of the board of executive officers, as well as the compensation of the members of the fiscal council, when in operation; and

(iii)  allocation of the net income for the year and distribution of dividends, as proposed by the board of directors.

The Natura Cosméticos shareholders’ meetings shall be called by the board of directors.

Under the Brazilian Corporation Law, shareholders’ meetings may also be called (i) by the fiscal council, (ii) by any shareholder if the board of directors delays calling the meeting for more than 60 days, or (iii) by shareholders representing at least 5% of the voting capital when the management delays calling the meeting for more than 8 days

(ii)  aggregate compensation of the members of the board of directors and of the board of executive officers, as well as the compensation of the members of the fiscal council, when in operation; and

(iii)  allocation of the net income for the year and distribution of dividends, as proposed by the board of directors.

The Natura &Co Holding shareholders’ meetings shall be called by the board of directors.

Under the Brazilian Corporation Law, shareholders’ meetings may also be called (i) by the fiscal council, (ii) by any shareholder if the board of directors delays calling the meeting for more than 60 days, or (iii) by shareholders representing at least 5% of the voting capital when the management delays calling the meeting for more than 8 days.

Special Meetings of Shareholders
Avon’s by-laws provide that special shareholders meetings may be called by the chairman of the board of directors or by order of Avon’s board of directors, and special shareholders meetings prescribed by law for the election of directors shall be called by Avon’s board of directors or by the secretary or an assistant secretary upon demand as prescribed by law.	Under the Brazilian Corporation Law and the Natura Cosméticos By-Laws, special shareholders’ meetings may be called at any time by the board of directors. Under the Brazilian Corporation Law, shareholders’ meetings may also be called (i) by the fiscal council, (ii) by any shareholder if the board of directors delays calling the meeting for more than 60 days, or (iii) by shareholders representing at least 5% of the voting capital when the management delays calling the meeting for more than 8 days.	Under the Brazilian Corporation Law and the Natura &Co Holding By-Laws, special shareholders’ meetings may be called at any time by the board of directors. Under the Brazilian Corporation Law, shareholders’ meetings may also be called (i) by the fiscal council, (ii) by any shareholder if the board of directors delays calling the meeting for more than 60 days, or (iii) by shareholders representing at least 5% of the voting capital when the management delays calling the meeting for more than 8 days.

Avon	Natura Cosméticos	Natura &Co Holding
Notice of Shareholder Meetings
Avon’s by-laws provide that notice of the annual meeting, stating the place, date and hour thereof, and in the case of any special meeting, indicating who called such special meeting and the purpose thereof, must be given personally, electronically or by mail at least 10 but not more than 50 days before the meeting.

The Natura Cosméticos By-Laws state that notice of shareholders’ meetings will be provided in accordance with the Brazilian Corporation Law. Accordingly, notice of an annual or extraordinary general shareholders’ meeting of Natura Cosméticos must be published at least 3 times in the newspapers used by the company and contain information on the location, date and time of the meeting, as well as the agenda items (including specific identification of any proposed amendment to the Natura Cosméticos By-Laws).

Publicly held corporations are subject to a minimum notice period, counted as of the first published notice, of at least 15 days for the first call, and at least 8 days for the second call

The Natura &Co Holding By-Laws state that notice of shareholders’ meetings will be provided in accordance with the Brazilian Corporation Law. Accordingly, notice of an annual or extraordinary general shareholders’ meeting of Natura &Co Holding must be published at least 3 times in the newspapers used by the company and contain information on the location, date and time of the meeting, as well as the agenda items (including specific identification of any proposed amendment to the Natura &Co Holding By-Laws).

Publicly held corporations are subject to a minimum notice period, counted as of the first published notice, of at least 15 days for the first call, and at least 8 days for the second call.

Quorum at Shareholder Meetings
Avon’s by-laws provide that, unless otherwise expressly provided by law, at any meeting of Avon’s shareholders, the holders of a majority of all the shares entitled to vote at the meeting, present in person or by proxy, will constitute a quorum.

The quorum for opening shareholders’ meetings under the Brazilian Corporation Law is:

(i) On first call, shareholders representing at least twenty-five percent (25%) of the company’s voting capital; and

(ii)  On second call, any number of shareholders.

Further, an extraordinary general meeting convened to amend the company’s by-laws may only be opened on the first call in the presence of shareholders representing at least 2/3 of the voting capital.

Unless otherwise described in the applicable law, the resolutions of the Natura Cosméticos shareholders’ meetings will be taken by absolute majority of votes, not computing blank votes.

The quorum for opening shareholders’ meetings under the Brazilian Corporation Law is:

(i) On first call, shareholders representing at least twenty-five percent (25%) of the company’s voting capital; and

(ii)  On second call, any number of shareholders.

Further, an extraordinary general meeting convened to amend the company’s by-laws may only be opened on the first call in the presence of shareholders representing at least 2/3 of the voting capital.

Unless otherwise described in the applicable law, the resolutions of the Natura &Co Holding shareholders’ meetings will be taken by absolute majority of votes, not computing blank votes.

Avon	Natura Cosméticos	Natura &Co Holding
Shareholder Action by Written Consent
Section 615 of the NYBCL permits shareholder action by written consent, providing that whenever shareholders are required or permitted to take an action by vote, such action may be taken without a meeting on written consent, signed by the holders of all outstanding shares entitled to vote thereon.	The Brazilian Corporation Law requires shareholders’ meetings to be held live unless prevented by force majeure. Remote voting is also permitted for shareholders of publicly held companies. Publicly held companies are required to offer remote voting in connection with annual shareholders’ meetings, any shareholders’ meeting taking place on the same date as the annual meeting or any other shareholders’ meeting that will resolve on the election of board members or fiscal council members.	The Brazilian Corporation Law requires shareholders’ meetings to be held live unless prevented by force majeure. Remote voting is also permitted for shareholders of publicly held companies. Publicly held companies are required to offer remote voting in connection with annual shareholders’ meetings, any shareholders’ meeting taking place on the same date as the annual meeting or any other shareholders’ meeting that will resolve on the election of board members or fiscal council members.

Mandatory Tender Offer
Neither the NYBCL nor Avon’s certificate of incorporation or by-laws provide for mandatory tender offers.	Pursuant to Articles 30 and 31 of the Natura Cosméticos By-Laws, and consistent with the Brazilian Corporation Law, any shareholder (the “Relevant Shareholder”) that acquires or becomes the owner of the controlling interest of Natura Cosméticos capital stock (such event, a “Disposal of Controlling Interest”) or a stake of Natura Cosméticos capital stock in an amount equal to 25% or more of the total shares of Natura Cosméticos capital stock must make a tender offer (“Tender Offer”) to purchase the shares issued by Natura Cosméticos and owned by the remaining shareholders. The Disposal of Controlling Interest and the Tender Offer shall be in compliance with CVM Rule 361. The Tender Offer shall be made within 60 days after the date of acquisition or the event giving rise to share ownership in such proportion, make or apply for registration of a tender offer to purchase all outstanding Natura Cosméticos capital stock (the “Tender Offer”), subject to the	Pursuant to Articles 32 and 33 of the Natura &Co Holding By-Laws, and consistent with the Brazilian Corporation Law, any shareholder (the “Relevant Shareholder”) that acquires or becomes the owner of the controlling interest of Natura &Co Holding capital stock (such event, a “Disposal of Controlling Interest”) or a stake of Natura &Co Holding capital stock in an amount equal to 25% or more of the total shares of Natura &Co Holding capital stock must make a tender offer (“Tender Offer”) to purchase the shares issued by Natura &Co Holding and owned by the remaining shareholders. The Disposal of Controlling Interest and the Tender Offer shall be in compliance with CVM Rule 361. The Tender Offer shall be made within 60 days after the date of acquisition or the event giving rise to share ownership in such proportion, make or apply for registration of a tender offer to purchase all outstanding Natura &Co Holding capital stock

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applicable provisions of Brazilian law and the exceptions and provisions set forth in Natura Cosméticos By-Laws.

The purchase price per share of Natura Cosméticos capital stock in the Tender Offer may not be less that the result of the following formula:

Tender Offer Price = Share Value

Where:

“Tender Offer Price,” for purposes of this section, corresponds to the purchase price of each share of the capital stock of Natura &Co Holding in the Tender Offer.

“Share Value,” for purposes of this section, corresponds to the greater of (i) the highest quoted price per share of Natura Cosméticos capital stock during the period of 12 months next preceding the Tender Offer on any stock exchange trading Natura Cosméticos shares, (ii) the highest price per share paid by the Relevant Shareholder at any time for a share or block of shares of Natura Cosméticos capital stock; and (iii) an amount corresponding to 12 times the Average Consolidated EBITDA of Natura Cosméticos, minus the net consolidated indebtedness of Natura Cosméticos, divided by the total number of shares of Natura Cosméticos capital stock.

“Average Consolidated EBITDA,” for purposes of this section, corresponds to the arithmetic mean of the Consolidated EBITDA of Natura Cosméticos for the 2 most recent full fiscal years.

“Consolidated EBITDA,” for purposes of this section,

(the “Tender Offer”), subject to the applicable provisions of Brazilian law and the exceptions and provisions set forth in Natura &Co Holding By-Laws.

The purchase price per share of Natura &Co Holding capital stock in the Tender Offer may not be less that the result of the following formula:

Tender Offer Price = Share Value

Where:

“Tender Offer Price,” for purposes of this section, corresponds to the purchase price of each share of the capital stock of Natura &Co Holding in the Tender Offer.

“Share Value,” for purposes of this section, corresponds to the greater of (i) the highest quoted price per share of Natura &Co Holding capital stock during the period of 12 months next preceding the Tender Offer on any stock exchange trading Natura &Co Holding shares, (ii) the highest price per share paid by the Relevant Shareholder at any time for a share or block of shares of Natura &Co Holding capital stock; and (iii) an amount corresponding to 12 times the Average Consolidated EBITDA of Natura &Co Holding, minus the net consolidated indebtedness of Natura &Co Holding, divided by the total number of shares of Natura &Co Holding capital stock.

“Average Consolidated EBITDA,” for purposes of this section, corresponds to the arithmetic mean of the Consolidated EBITDA of Natura &Co Holding for the 2 most recent full fiscal years.

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corresponds to the consolidated earnings of Natura Cosméticos before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as determined based on the most recent audited consolidated year-end financial statements made available to the market by Natura Cosméticos.

A Tender Offer will not exclude the possibility of another Natura Cosméticos shareholder or, as the case may be, Natura Cosméticos itself making a competing Tender Offer, pursuant to applicable regulations.

“Consolidated EBITDA,” for purposes of this section, corresponds to the consolidated earnings of Natura &Co Holding before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as determined based on the most recent audited consolidated year-end financial statements made available to the market by Natura &Co Holding.

A Tender Offer will not exclude the possibility of another Natura &Co Holding shareholder or, as the case may be, Natura &Co Holding itself making a competing Tender Offer, pursuant to applicable regulations.

Related Party Transactions
—	The Natura Cosméticos By-Laws provide that a director may not have access to information or take part in meetings of the board of directors that involve matters as to which such director has an actual or potential conflict of interest with Natura Cosméticos. The Brazilian Corporation Law provides further that directors and officers may only contract with the corporation under reasonable and fair conditions, identical to those which prevail in the market or under which the corporation would contract with third parties. Any act inconsistent with these requirements shall be voidable and the director at issue must reimburse the company for any advantages earned.

In accordance with the Brazilian Corporation Law, the Natura &Co Holding By-Laws provide that a director or officer may not have access to information or take part in meetings of the board of directors or the board of executive officers that involve matters as to which such director or officer has an actual or potential conflict of interest with Natura &Co Holding. The Brazilian Corporation Law provides further that directors and officers may only contract with the corporation under reasonable and fair conditions, identical to those which prevail in the market or under which the corporation would contract with third parties. Any act inconsistent with these requirements shall be voidable and the director or officer at issue must reimburse the company for any advantages earned.

It is incumbent upon the audit committee of Natura &Co Holding to evaluate, monitor, and

Avon	Natura Cosméticos	Natura &Co Holding
recommend to management the correction or improvement of internal policies, including the policy of related party transactions.

Appraisal and Dissenters’ Rights
Under the NYBCL, Avon common shareholders are not entitled to exercise any appraisal or dissenters’ rights in connection with the Transaction. Section 910 of the NYBCL provides for appraisal rights under certain circumstances. Among other exceptions, appraisal rights are not available to a shareholder for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to vote upon the plan of merger or consolidation, were listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

The Brazilian Corporation Law provides for appraisal rights under certain circumstances.

Under the Brazilian Corporation Law, a dissenting shareholder is entitled to withdraw from the company if any of the following occurs:

(i) creation or issuance of new preferred shares;

(ii)  change in the conditions of the preferred shares or creation of a different class with more advantages than the others;

(iii)  decrease of the annual minimum dividend;

(iv) consolidation or merger of the company;

(v)   participation of the company in a corporate group;

(vi) change of the company’s corporate purpose;

(vii) termination of a state of liquidation of the corporation;

(viii)creation of founders’ shares;

(ix) division of the corporation that results in (a) a change in the corporate purpose, (b) a reduction in the annual minimum dividend or (c) participation in a group of corporations;

(x)   dissolution of the corporation.

The Brazilian Corporation Law provides for appraisal rights under certain circumstances.

Under the Brazilian Corporation Law, a dissenting shareholder is entitled to withdraw from the company if any of the following occurs:

(i) creation or issuance of new preferred shares;

(ii)  change in the conditions of the preferred shares or creation of a different class with more advantages than the others;

(iii)  decrease of the annual minimum dividend;

(iv) consolidation or merger of the company;

(v)   participation of the company in a corporate group;

(vi) change of the company’s corporate purpose;

(vii) termination of a state of liquidation of the corporation;

(viii)creation of founders’ shares;

(ix) division of the corporation that results in (a) a change in the corporate purpose, (b) a reduction in the annual minimum dividend or (c) participation in a group of corporations;

(x)   dissolution of the corporation.

Avon	Natura Cosméticos	Natura &Co Holding

For items (i) and (ii) above, only shareholders that have been harmed shall have the right to withdraw from Natura Cosméticos. Shareholders holding shares with market liquidity and dispersion shall not have the right to withdraw from Natura Cosméticos in the events listed in items (iv), (v) and (vi) above. Dissenting shareholders that withdraw from Natura Cosméticos will receive the corresponding net worth value of their shares.

For items (i) and (ii) above, only shareholders that have been harmed shall have the right to withdraw from Natura &Co Holding. Shareholders holding shares with market liquidity and dispersion shall not have the right to withdraw from Natura &Co Holding in the events listed in items (iv), (v) and (vi) above. Dissenting shareholders that withdraw from Natura &Co Holding will receive the corresponding net worth value of their shares.

Shareholder Information Rights
Section 624 of the NYBCL provides that shareholders have a right to inspect, upon five days’ written demand, Avon’s minutes of the proceedings of its shareholders and record of shareholders and to make extracts therefrom for any purpose reasonably related to such person’s interest as a shareholder.

Under the Brazilian Corporation Law, shareholders have the right to:

(i) request copies of the minutes of general meetings and resolutions of Natura Cosméticos;

(ii)  receive copies of support documents for resolutions in annual or extraordinary general shareholders’ meetings (i.e., management and auditors’ reports and statements of financial position); and

Under the Brazilian Corporation Law, shareholders have the right to:

(i) request copies of the minutes of general meetings and resolutions of Natura &Co Holding;

(ii)  receive copies of support documents for resolutions in annual or extraordinary general shareholders’ meetings (i.e., management and auditors’ reports and statements of financial position); and

(iii)  receive certificates of corporate books.

Additionally, shareholders representing at least 5% of Natura Cosméticos capital stock may apply for a court order requiring complete disclosure of corporate books in connection with any violation of law or the Natura Cosméticos By-Laws, or if the shareholders have grounds to suspect that management has committed serious irregularities.

(iii)  receive certificates of corporate books.

Additionally, shareholders representing at least 5% of Natura &Co Holding capital stock may apply for a court order requiring complete disclosure of corporate books in connection with any violation of law or the Natura &Co Holding By-Laws, or if the shareholders have grounds to suspect that management has committed serious irregularities.

Avon	Natura Cosméticos	Natura &Co Holding
Amendments of Constituent Documents

Under Section 803 of the NYBCL, subject to limited exceptions, amendments to Avon’s certificate of incorporation shall be authorized by a vote by Avon’s board of directors, followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders, provided that certificate of incorporation provisions requiring a greater or class vote may only be amended by such greater or class vote. In addition, Section 804 of the NYBCL provides that an amendment that negatively affects in certain ways holders of shares of a class or series requires authorization by a majority of the votes of all outstanding shares of the affected class or series.

An affirmative vote of the holders of a majority of the Series C Preferred Stock is required to effect any amendment to the certificate of incorporation that would adversely affect the relative rights, preferences or privileges or voting power of the Series C Preferred Stock.

Avon’s by-laws provide that the by-laws may be amended or repealed or new by-laws may be adopted at any meeting of Avon’s shareholders by the affirmative vote of shareholders holding a majority of shares entitled to vote. In addition, Avon’s by-laws may be amended at any meeting of the board of directors by the affirmative vote of a majority of the directors present at such meeting.

	The Brazilian Corporation Law provides that by-laws may only be amended at a general shareholders’ meeting. An extraordinary general meeting convened to amend the by-laws shall only be held on first call in the presence of shareholders representing at least 2/3 of the voting capital, but may be held on second call with any number of shareholders present. Any proposed amendment to the by-laws must be expressly identified in the notice required for the shareholders’ meeting.	The Brazilian Corporation Law provides that by-laws may only be amended at a general shareholders’ meeting. An extraordinary general meeting convened to amend the by-laws shall only be held on first call in the presence of shareholders representing at least 2/3 of the voting capital, but may be held on second call with any number of shareholders present. Any proposed amendment to the by-laws must be expressly identified in the notice required for the shareholders’ meeting.

Limitation on Personal Liability of Directors and Officers
Avon’s certificate of incorporation provides that no person who is or was a director of Avon will have personal liability to Avon or its shareholders for damages for any breach of duty in such capacity, provided that the foregoing shall not limit the liability	Under the Brazilian Corporation Law, managers shall not be personally liable for obligations undertaken on behalf of the company in the ordinary course performance of their duties. However, a company may not	Under the Brazilian Corporation Law, managers shall not be personally liable for obligations undertaken on behalf of the company in the ordinary course performance of their duties. However, a company may not

Avon	Natura Cosméticos	Natura &Co Holding
of any such person if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that such person personally gained, in fact, a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the NYBCL. If the NYBCL is amended to expand or limit the liability of a director, then the liability of a person who is or was a director of Avon shall be deemed to be expanded to the extent required or limited to the extent permitted by the NYBCL, as so amended.

exempt its managers from liability for negligence, willful misconduct, breach of duty, or breach of the applicable law or the company’s by-laws.

Managers shall not be liable for illegal acts performed by the other managers, except in cases of complicity, negligence in investigating such acts or failure to take action with respect to known illegal acts. According to the Brazilian Corporation Law, a company, upon prior approval of a shareholders’ meeting, may bring an action for civil liability against a manager. Where a breach of duty has been established, managers may be exempted by a Brazilian court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted in good faith and in the interests of the company.

In addition, the Brazilian Corporation Law provides that the filing of a civil liability action by a company against a director does not preclude any action available to any shareholder or third party directly harmed by the director’s acts.

The foregoing applies equally to officers and committee members exempt its managers from liability for negligence, willful misconduct, breach of duty, or breach of the applicable law or the company’s by-laws.

Managers shall not be liable for illegal acts performed by the other managers, except in cases of complicity, negligence in investigating such acts or failure to take action with respect to known illegal acts. According to the Brazilian Corporation Law, a company, upon prior approval of a shareholders’ meeting, may bring an action for civil liability against a manager. Where a breach of duty has been established, managers may be exempted by a Brazilian court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted in good faith and in the interests of the company.

In addition, the Brazilian Corporation Law provides that the filing of a civil liability action by a company against a director does not preclude any action available to any shareholder or third party directly harmed by the director’s acts.

The foregoing applies equally to officers and committee members.

Indemnification of Directors and Officers
Avon’s by-laws provide that Avon shall indemnify directors and officers that are made, or threatened to be made, a party to civil or criminal action or proceedings (other than one by or in the right of Avon to procure a judgment in its favor) by reason of the fact that such person is or was a director or officer of Avon against judgments, fines, including excise taxes, amounts paid in settlement and expenses, including attorneys’ fees, incurred in connection with such	Nothing is provided in the Natura Cosméticos By-laws.	The Natura &Co Holding By-Laws provide that Natura &Co Holding will indemnify and hold harmless its directors, executive officers and committee members, as well as other employees that hold a managerial position or function in the company (collectively, the “Beneficiaries”), in the event of any damage or loss actually suffered by the Beneficiaries due to the regular exercise of their duties. However,

Avon	Natura Cosméticos	Natura &Co Holding

action or proceeding or any appeal therein.

Avon’s by-laws provide that Avon shall indemnify directors and officers made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of Avon against amounts paid in settlement and expenses, including attorneys’ fees, incurred in connection with such action or any appeal therein.

Avon’s by-laws provide that Avon shall not indemnify a director or officer if such person’s acts were (i) committed in bad faith or were the result of such person’s active or deliberate dishonesty and were material to such action or proceeding or (ii) such person gained financially or another advantage to which they were not legally entitled.

Under Section 722 of the NYBCL, a corporation may indemnify its directors and officers made, or threatened to be made, a party to any action or proceeding, except for stockholder derivative suits, if the director or officer acted in good faith, for a purpose that he or she reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, and, in addition, in criminal proceedings had no reasonable cause to believe his or her conduct was unlawful. In the case of stockholder derivative suits, the corporation may indemnify a director or officer if he or she acted in good faith for a purpose that he or she reasonably believed to be in or, in the case of service to another corporation

Natura &Co Holding will not indemnify a Beneficiary for:

(i) acts committed outside the exercise of powers or duties;

(ii)  acts with bad faith, willful misconduct, gross negligence or fraud;

(iii)  acts practiced in its own interest or of third parties, to the detriment of the company’s social interest;

(iv) indemnification arising from a corporate lawsuit (contemplated in Art. 159 of the Law No. 6,404/76 (action for civil liability)) or compensation for damages referred to in art. 11, § 5, II of Law 6,385, of December 7, 1976 (CVM administrative proceeding); or

(v)   other exclusions of indemnification provided for in an indemnity agreement entered into with the Beneficiary.

The Natura &Co Holding By-Laws provide that, should the Beneficiary be convicted, by a final and non-appealable court decision, for acting (i) outside the exercise of its duties; (ii) with bad faith, willful misconduct, gross negligence or fraud, or (iii) in its own interest or of third parties, to the detriment of Natura &Co Holding’s corporate interest, the Beneficiary shall reimburse Natura &Co Holding for all costs and expenses incurred for legal assistance, in accordance with Brazilian law in force, as set forth in Article 37, paragraph 1st of the Natura &Co Holding By-Laws

Avon	Natura Cosméticos	Natura &Co Holding

or enterprise, not opposed to the best interests of the corporation, except that no indemnification may be made in respect of (i) a threatened action, or a pending action that is settled or otherwise disposed of, or (ii) any claim, issue or matter as to which such individual has been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines, upon application, that, in view of all the circumstances of the case, the individual is fairly and reasonably entitled to indemnity for the portion of the settlement amount and expenses as the court deems proper.

Any individual who has been successful on the merits or otherwise in the defense of a civil or criminal action or proceeding will be entitled to indemnification. Except as provided in the preceding sentence, unless ordered by a court pursuant to Section 724 of the NYBCL, any indemnification under the NYBCL as described in the immediately preceding paragraph may be made only if, pursuant to Section

The conditions and limitations of these indemnifications shall be set forth in an indemnity agreement, which standard form shall be approved by the board of directors.
723 of the NYBCL, indemnification is authorized in the specific case and after a finding that the director or officer met the requisite standard of conduct by the disinterested directors if a quorum is available, or, if the quorum so directs or is unavailable, (i) the board of directors upon the written opinion of independent legal counsel or (ii) the shareholders.

Preemptive Rights / Preferential Subscription Rights
Avon’s certificate of incorporation provides that holders of capital stock in Avon are not entitled to any preemptive rights.	The Brazilian Corporation Law provides that the shareholders shall have a preemptive right in the subscription of a capital increase in proportion to the number of shares they own. As Natura Cosméticos by-laws do not	The Brazilian Corporation Law provides that the shareholders shall have a preemptive right in the subscription of a capital increase in proportion to the number of shares they own. As Natura &Co Holding’s by-laws do

Avon	Natura Cosméticos	Natura &Co Holding

specify the applicable period of the preemptive right, pursuant to the Brazilian Corporation Law, a shareholders’ meeting shall establish a period of not less than 30 days within which a preemptive right may be exercised.

The Natura Cosméticos By-Laws provide that the Board of Directors may, in its discretion, exclude or restrict preemptive rights when issuing shares, convertible debentures and warrants placed by way of sale on a stock exchange, public subscription or exchange of shares in a tender offer, according to the provisions of law and within the limits of the authorized capital. In addition, the Board of Directors may grant stock purchase or subscription options, to the extent approved by the shareholders, to Natura Cosméticos managers and employees, as well as to managers and employees of other companies directly or indirectly controlled by Natura Cosméticos, without preemptive rights to the shareholders at the time of either grant or exercise of such options, subject to the balance of the authorized capital limit at the time of exercise of subscription options, analyzed together with the balance of treasury shares at the time of exercise of purchase options.

not specify the applicable period of the preemptive right, pursuant to the Brazilian Corporation Law, a shareholders’ meeting shall establish a period of not less than 30 days within which a preemptive right may be exercised.

The Natura &Co Holding By-Laws provide that the Board of Directors may, in its discretion, exclude or restrict preemptive rights when issuing shares, convertible debentures and warrants placed by way of sale on a stock exchange, public subscription or exchange of shares in a tender offer, according to the provisions of law and within the limits of the authorized capital. In addition, the Board of Directors may grant stock purchase or subscription options, to the extent approved by the shareholders, to Natura &Co Holding managers and employees, as well as to managers and employees of other companies directly or indirectly controlled by Natura &Co Holding, without preemptive rights to the shareholders at the time of either grant or exercise of such options, subject to the balance of the authorized capital limit at the time of exercise of subscription options, analyzed together with the balance of treasury shares at the time of exercise of purchase options.

Dividends, Repurchases and Redemptions
Section 510 of the NYBCL provides that Avon may declare dividends to its shareholders, except when Avon is insolvent or would be made insolvent by declaring the dividend. Additionally, under Section 510 of the NYBCL, the net assets of Avon upon declaration of a distribution

The Natura Cosméticos By-Laws specify that shareholders are entitled to receive as dividends each year a mandatory minimum percentage of 30% of net income, as adjusted by:

(i) adding the amounts resulting from reversal

The Natura &Co Holding By-Laws specify that shareholders are entitled to receive as dividends each year a mandatory minimum percentage of 30% of net income, as adjusted by:

(i) adding the amounts resulting from reversal

Avon	Natura Cosméticos	Natura &Co Holding

must remain at least equal to the amount of Avon’s stated capital. Avon’s certificate of incorporation provides that, with respect to payment of dividends, the Series C Preferred Stock ranks senior and prior to Avon’s common stock.

Avon’s certificate of incorporation provides that holders of Series C Preferred Stock are entitled to participate on an as-converted basis in any dividends paid to the holders of shares of Avon’s common stock. In addition, cumulative preferred dividends accrue daily on the Series C Preferred Stock and are payable at a rate of 1.25% per quarter (net of any dividends on Avon’s common stock and subject to increase up to a maximum rate of 5.00% per quarter if Avon breaches certain obligations). Except to the extent not otherwise previously paid by Avon, preferred dividends are payable on the seventh anniversary of the issuance date of the Series C Preferred Stock as and when declared by the board of directors and at the end of each quarter thereafter. Any such shares of Series D Preferred Stock issued would have similar preferential rights.

during the year of contingency reserves previously established;

(ii)  deducting the amounts set aside during the year for establishment of the statutory reserve and contingency reserves; and

(iii) where the annual minimum dividend exceeds the realized portion of the net income for the year, the management may propose, and the shareholders’ meeting may approve, allocation of the excess to an unrealized profits reserve.

However, the annual minimum dividend will not be mandatory for any fiscal year in which the Natura Cosméticos administrative bodies notify shareholders that such payment would be incompatible with the financial standing of the corporation.

Following distribution of the annual minimum dividend, the shareholders may vote to approve at any time a payment of dividends out of existing profits reserves or earnings from prior years retained pursuant to a resolution of the shareholders’ meeting. In addition, the board of directors may (i) approve a distribution of dividends out of income determined as per semi-annual or other interim balance sheets or (ii) declare an interim dividend out of retained earnings or existing profits reserves, as shown on such balance sheets or the most recent annual balance sheet.

Under the Brazilian Corporation Law, a company’s by-laws or an extraordinary general meeting during the year of contingency reserves previously established;

(ii)  deducting the amounts set aside during the year for establishment of the statutory reserve and contingency reserves; and

(iii) where the annual minimum dividend exceeds the realized portion of the net income for the year, the management may propose, and the shareholders’ meeting may approve, allocation of the excess to an unrealized profits reserve.

However, the annual minimum dividend will not be mandatory for any fiscal year in which the Natura &Co Holding administrative bodies notify shareholders that such payment would be incompatible with the financial standing of the corporation.

Following distribution of the annual minimum dividend, the shareholders may vote to approve at any time a payment of dividends out of existing profits reserves or earnings from prior years retained pursuant to a resolution of the shareholders’ meeting. In addition, the board of directors may (i) approve a distribution of dividends out of income determined as per semi-annual or other interim balance sheets or (ii) declare an interim dividend out of retained earnings or existing profits reserves, as shown on such balance sheets or the most recent annual balance sheet.

Under the Brazilian Corporation Law, a company’s by-laws or an extraordinary general meeting

Avon	Natura Cosméticos	Natura &Co Holding

may authorize the allocation of profits or reserves to the redemption of shares, and shall prescribe the conditions and the procedure for this purpose. Redemptions which do not cover all shares of the same class shall be carried out by drawing lots.

The redemption of shares must be approved by shareholders who represent at least half of the Natura Cosméticos capital stock at a general meeting called to resolve this specific matter.

may authorize the allocation of profits or reserves to the redemption of shares, and shall prescribe the conditions and the procedure for this purpose. Redemptions which do not cover all shares of the same class shall be carried out by drawing lots.

The redemption of shares must be approved by shareholders who represent at least half of the Natura &Co Holding capital stock at a general meeting called to resolve this specific matter.

Shareholders Litigation
Section 626 of the NYBCL provides that Avon’s shareholders have a right to bring derivative actions on behalf of Avon.

The Natura Cosméticos By-Laws provide that any disputes and controversies among Natura Cosméticos and its shareholders, managers and fiscal council members, acting and alternates, arising from or in connection with the parties’ roles as issuer, shareholders, managers, or members of the fiscal council will be settled through arbitration conducted before the Market Arbitration Chamber, pursuant to its regulation.

The Brazilian Corporation Law provides that any shareholder that has suffered direct losses may individually file judicial proceedings against the company or its directors. The Brazilian Corporation Law also authorizes derivative actions against the company’s directors. Once the shareholders’ meeting resolves to file a derivative lawsuit, if the lawsuit has not been initiated within three months following this resolution, any shareholder may do so on behalf of the company. If the shareholders’ meeting votes against filing a derivative lawsuit, shareholders representing at least 5% of the company’s capital stock

The Natura &Co Holding By-Laws provide that any disputes and controversies among Natura &Co Holding and its shareholders, managers and fiscal council members, acting and alternates, arising from or in connection with the parties’ roles as issuer, shareholders, managers, or members of the fiscal council will be settled through arbitration conducted before the Market Arbitration Chamber, pursuant to its regulation.

The Brazilian Corporation Law provides that any shareholder that has suffered direct losses may individually file judicial proceedings against the company or its directors. The Brazilian Corporation Law also authorizes derivative actions against the company’s directors. Once the shareholders’ meeting resolves to file a derivative lawsuit, if the lawsuit has not been initiated within three months following this resolution, any shareholder may do so on behalf of the company. If the shareholders’ meeting votes against filing a derivative lawsuit, shareholders representing at least 5% of the company’s capital stock

Avon	Natura Cosméticos	Natura &Co Holding

are entitled to file such lawsuit, notwithstanding the voting result.

Further, the Brazilian Corporation Law provides that shareholders representing at least 5% of the company’s capital stock may bring claims against the controlling shareholder to recover damages caused by the breach of its fiduciary duties.

The Brazilian Corporation Law permits a wide variety of bases for shareholder lawsuits. For example, shareholders are entitled to file lawsuits to:

(i) void the act of incorporation of the company (limitation period of one year);

(ii)  void decisions taken by irregular meetings (limitation period of two years);

(iii)  claim civil liabilities against experts and capital subscribers (limitation period of one year);

(iv) claim the payment of dividends (limitation period of 3 years, calculated as from the date on which such dividends were made available to the shareholder);

(v)   claim civil liabilities against the founders, shareholders, managers, liquidators, auditors or controlling companies, in the case of violation of the law or by- laws (limitation period of 3 years); and

(vi) claims against the company for whatever reason (limitation period of 3 years).

are entitled to file such lawsuit, notwithstanding the voting result.

Further, the Brazilian Corporation Law provides that shareholders representing at least 5% of the company’s capital stock may bring claims against the controlling shareholder to recover damages caused by the breach of its fiduciary duties.

The Brazilian Corporation Law permits a wide variety of bases for shareholder lawsuits. For example, shareholders are entitled to file lawsuits to:

(i) void the act of incorporation of the company (limitation period of one year);

(ii)  void decisions taken by irregular meetings (limitation period of two years);

(iii)  claim civil liabilities against experts and capital subscribers (limitation period of one year);

(iv) claim the payment of dividends (limitation period of 3 years, calculated as from the date on which such dividends were made available to the shareholder);

(v)   claim civil liabilities against the founders, shareholders, managers, liquidators, auditors or controlling companies, in the case of violation of the law or by- laws (limitation period of 3 years); and

(vi) claims against the company for whatever reason (limitation period of 3 years).

REGULATORY MATTERS

Closing of the Transaction is subject to the receipt of certain regulatory approvals specified in the Merger Agreement. This includes approval (or deemed approval by expiration of the applicable waiting period) by the CADE and by regulators in Albania, Chile, Colombia, the European Union, Mexico, the Philippines, Russia, South Africa, Turkey, Serbia and Ukraine, as required under the terms of the Merger Agreement, having been obtained or received. In addition to the receipt of regulatory approvals required under the terms of the Merger Agreement, the approval of regulators in Namibia will also be sought prior to the closing of the Transaction.

As of October 3, 2019, the applicable filings or draft filings have been made in Brazil, Albania, Chile, Colombia, the European Union, Mexico, the Philippines, Russia, South Africa, Turkey, Serbia and Ukraine.

As of October 3, 2019, approval (or deemed approval by expiration of the applicable waiting period) has been obtained or received in the Philippines, Serbia, Turkey and Ukraine.

For a description of the standard of efforts required by Avon and the Natura Entities to consummate the transactions contemplated by the Merger Agreement, see the section of this proxy statement/prospectus entitled “Transaction Documents—Merger Agreement–Efforts to Complete the Merger.”

Although Natura Cosméticos and Avon believe that they will be able to obtain the requisite approvals (and deemed approvals) in a timely manner, neither Natura Cosméticos nor Avon can predict when or if they will do so, or if the required approvals (or deemed approvals) will contain terms, conditions or restrictions that will adversely affect the Mergers, Natura Cosméticos, Avon or their respective subsidiaries after the Mergers are consummated.

For a discussion on the commitments made by Natura Cosméticos and Avon in the Merger Agreement to obtain the necessary regulatory approvals for the Transaction, see the section of this proxy statement/prospectus entitled “Transaction Documents—The Merger Agreement—Efforts to Complete the Merger.”

EXPERTS

The consolidated financial statements of Natura Cosméticos S.A. and its subsidiaries as of December 31, 2018 and 2017, and for each of the years in the two-year period ended December 31, 2018, have been included herein in reliance upon the report of KPMG Auditores Independentes, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements Natura Cosméticos S.A. for the year ended December 31, 2016 included in this proxy statement/prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton Auditores Independentes, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

The financial statements and financial statement schedules of Avon Products, Inc. as of December 31, 2018 and for the two years in the period ended December 31, 2018 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2018 incorporated in this proxy statement/prospectus by reference to Avon Products Inc.’s Annual Report on Form 10-K for the year ended December 31, 2018 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP (United Kingdom), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The registered business address of PricewaterhouseCoopers LLP (United Kingdom) is 1 Embankment Place, London, WC2N 6RH, United Kingdom.

The financial statements and financial statement schedules of Avon Products, Inc. for the year ended December 31, 2016 incorporated in this proxy statement/prospectus by reference to Avon Products, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2018 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP (United States), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of The Body Shop International Limited as of and for the period from 1 January to 31 August 2017, included in this proxy statement/prospectus have been audited by Deloitte LLP, independent auditors, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

We were advised as to certain matters of Brazilian law by Pinheiro Neto Advogados, city of São Paulo, State of São Paulo, Brazil. We were advised as to certain matters of U.S. law by Davis Polk & Wardwell LLP, city of New York, State of New York. The validity of Natura &Co Holding Shares issuable to Natura Cosméticos shareholders and Avon common shareholders pursuant to the Transaction will be passed upon for Natura &Co Holding by Pinheiro Neto Advogados. Certain tax matters will be passed upon by Baker & McKenzie LLP.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (such as brokers or banks) to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those shareholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to shareholders residing at the same address, unless such shareholders have notified the company whose shares they hold of their desire to receive multiple copies of this proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies.

Several brokers and banks with accountholders who are Avon shareholders will be “householding” Avon’s proxy materials. As indicated in the notice provided by these brokers to Avon shareholders, a single proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from an affected shareholder. Once you have received notice from your bank or broker that it will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent.

If, at any time, you no longer wish to participate in “householding” and you prefer to receive a separate proxy statement, please notify your bank or broker. Avon shareholders who currently receive multiple copies of this proxy statement/prospectus at their address and would like to request “householding” of their communications should contact their broker or bank.

ENFORCEABILITY OF CIVIL LIABILITIES

Natura &Co Holding is a corporation organized under the laws of Brazil. Substantially all of Natura &Co Holding and Natura &Co Holding’s subsidiaries’ assets are located outside the United States. All of Natura &Co Holding’s directors and officers reside in Brazil. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or us judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States or any state thereof.

Additionally, any claims under the Novo Mercado segment of the B3 regulations must be submitted to arbitration proceedings conducted in accordance with the rules of the Market Arbitration Chamber of the B3. See “Description of Natura &Co Holding Shares and Natura &Co Holding By-Laws—Arbitration.”

We have been advised by our Brazilian counsel, Pinheiro Neto Advogados, that a judgment of a U.S. court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. A judgment obtained in the United States against Natura &Co Holding, Natura, Avon, their respective directors and their respective officers and advisors named herein, would be enforceable in Brazil without retrial or re-examination of the merits of the original action including, without limitation, any final judgment for payment of a sum certain of money rendered by any such court, upon recognition thereof by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça, or STJ).

In order to be recognized by the STJ, a foreign judgment must meet the following conditions:

•	it must comply with all formalities necessary for its enforceability under the laws of the jurisdiction where the foreign judgement was rendered;

•

it must have been issued by a competent court after proper service of process on the parties, which service must comply with Brazilian law if made in Brazil, or after sufficient evidence of the parties’ absence has been given, as required by applicable law;

•	it must be final and therefore not subject to appeal;

•

it must be apostilled by a competent authority of the State from which the document emanates according to the Hague Convention of 5 October 1961 Abolishing the Requirement of Legalisation for Foreign Public Documents or, if such State is not signatory of the Hague Convention, it must be duly authenticated by a competent Brazilian consulate;

•	it must be accompanied by a translation thereof into Portuguese made by a certified translator in Brazil, unless an exemption is provided by an international treaty to which Brazil is a signatory;

•	it must not be contrary to Brazilian national sovereignty or public policy or violate the dignity of the human person (as set forth in Brazilian law);

•	it must not violate a final and unappealable decision issued by a Brazilian court; and

•	it must not violate the exclusive jurisdiction of Brazilian courts.

Both the recognition and enforcement processes may be time-consuming and may also give rise to difficulties in enforcing the foreign judgment in Brazil. Accordingly, we cannot assure you that a Brazilian court would recognize or enforce any judgment or that the recognition or enforcement process would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment, including for violation of the securities laws of countries other than Brazil, including the federal securities laws of the United States.

We also have been further advised that:

•	original actions may be brought in connection with this proxy statement/prospectus predicated solely on the federal securities laws of the United States in Brazilian courts may be brought in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the directors and officers thereof and certain advisors named herein, provided that provisions of the federal securities laws of the United States do not contravene Brazilian public policy, good morals, national sovereignty or equitable principles and provided further that Brazilian courts can assert jurisdiction over such actions; and

•

Although, pursuant to our By-laws, disputes between us and our shareholders are required to be resolved through arbitration, this mandatory arbitration requirement does not apply to actions against us, whether by holders of our shares, that are predicated on U.S. federal securities laws, nor does our mandatory arbitration provision waive the rights of our U.S. shareholders or ADR holders to bring claims under the U.S. federal securities laws.

We have been further advised that a plaintiff (whether Brazilian or non-Brazilian), who resides outside Brazil or is outside Brazil during the course of litigation in Brazil must provide a bond to guarantee the payment of defendant’s legal fees and court expenses in connection with court procedures for the collection of payments. The bond must have sufficient value to satisfy the payment of court fees and defendant attorney’s fees, as determined by a Brazilian judge. This requirement does not apply (1) when an exemption is provided by an international agreement or treaty that Brazil is a signatory; (2) in the case of claims for collection on a título executivo extrajudicial (an instrument which may be enforced in Brazilian courts without a review on the merits), in the case of enforcement of foreign judgments that have been duly recognized by the STJ; or (3) counterclaims as established, according to Article 83 of the Brazilian Code of Civil Procedure (Código de Processo Civil). Notwithstanding the foregoing, we cannot assure you that recognition of any judgment will be obtained, that the process described above can be conducted in a timely manner, or that Brazilian courts will enforce a judgment for violation of the federal securities laws of the United States with respect to the common shares.

FUTURE SHAREHOLDER PROPOSALS

Natura &Co Holding

Assuming consummation of the Transaction, Natura &Co Holding shareholders will be entitled to present proposals for consideration at forthcoming Natura &Co Holding shareholder meetings, provided that they comply with Brazilian Corporate Law and the Natura &Co Holding By-Laws.

Avon

Avon held its 2019 annual meeting of shareholders on Thursday, May 16, 2019. Avon does not intend to hold an annual meeting of shareholders in 2020, and will hold an annual meeting in 2020 only if the Transaction is not completed.

The deadline for submitting a shareholder proposal to be considered for inclusion in Avon’s 2020 proxy statement and form of proxy under Rule 14a-8 for Avon’s 2020 annual meeting of shareholders, if one is held, is December 5, 2019. All proposals must be in proper form, comply with Rule 14a-8 of the Exchange Act, and be submitted to Avon’s Corporate Secretary at 1 Avon Place, Suffern, NY 10901, on or before the deadline.

If Avon’s 2020 annual meeting of shareholders is held, and a shareholder wishes to submit a proposal at Avon’s 2020 annual meeting of shareholders other than for inclusion in Avon’s 2020 Proxy Statement and form of proxy under Rule 14a-8 of the Exchange Act, Avon’s by-laws require the shareholder to deliver written notice thereof, setting forth the information specified in Avon’s by-laws, to the Corporate Secretary at 1 Avon Place, Suffern, NY 10901, no earlier than January 17, 2020, and no later than February 16, 2020; provided, however, that the subject of the proposal must otherwise be a proper matter for shareholder action and comply with Avon’s by-laws. In the event that the date of Avon’s 2020 annual meeting is more than 30 days before or more than 60 days after the first anniversary date of the preceding year’s annual meeting, a shareholder must deliver notice no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (a) the 90th day prior to such annual meeting or (b) the 10th day following the day on which Avon first makes public announcement of the date of such meeting.

If Avon’s 2020 annual meeting of shareholders is held, and a shareholder wishes to submit a notice of nomination for one or more director candidates to be included in Avon’s 2020 Proxy Statement and form of proxy pursuant to Section 14(b) of Article 3 of Avon’s by-laws (a “proxy access nomination”), the shareholder’s notice of nomination must be received by Avon’s Corporate Secretary, in writing, at 1 Avon Place, Suffern, NY 10901, no earlier than November 5, 2019 and no later than the close of business on December 5, 2019 (i.e., no earlier than the close of business on the 150th day and no later than the close of business on the 120th day prior to the first anniversary of the date Avon’s definitive proxy statement was first released to shareholders in connection with the preceding year’s annual meeting of shareholders). If the date of Avon’s 2020 annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th day and not later than the close of business on the later of the 90th day prior to Avon’s 2020 annual meeting or the 10th day following the day on which Avon first makes public announcement of the date of the 2020 annual meeting. To be in proper form, a shareholder’s notice for a proxy access nomination must include the information about the nominee or nominees specified in, and must otherwise comply with, our by-laws. Please also see Section 14(a) of Article 3 of Avon’s by-laws for details regarding the nomination of a director candidate through the advance notice process which is separate from a proxy access nomination.

AVON PROPOSALS

Item 1.	The Transaction Proposal

•

In the Transaction Proposal, Avon is asking its shareholders to adopt the Merger Agreement. Under the laws of the State of New York, Avon shareholders must provide their approval before the Transaction contemplated by the Merger Agreement can be completed.

•

Approval of the Transaction Proposal requires the affirmative vote of the holders of two-thirds of the outstanding Avon Shares entitled to vote on the matter, voting together as a single class on an as-converted basis. Failures to vote, votes to abstain and failures to instruct your bank, broker or other nominee to vote will have the same effect as votes “AGAINST” the approval of the Transaction Proposal.

The Avon board of directors recommends that you vote “FOR” the Transaction Proposal (Item 1)

Item 2.	The Advisory Compensation Proposal

In the Advisory Compensation Proposal, Avon is asking its shareholders to approve, by non-binding, advisory vote, the compensation that may become payable to Avon’s named executive officers in connection with the Transaction.

Because the Advisory Compensation Proposal is advisory only, it will not be binding on Avon, Avon’s board of directors or Natura &Co Holding, and approval of the Advisory Compensation Proposal is not a condition to completion of the Transaction. Accordingly, if the Transaction Proposal is approved, Avon and/or Natura &Co Holding will be contractually obligated to pay the compensation payable under such arrangements, subject only to the conditions applicable thereto, regardless of the outcome of the Advisory Compensation Proposal.

The Advisory Compensation Proposal is a vote separate and apart from the vote to approve the Transaction. Accordingly, Avon shareholders may vote to approve the compensation that may become payable to Avon’s named executive officers in connection with the Transaction and vote not to approve the Transaction Proposal and vice versa.

Approval of the Advisory Compensation Proposal requires the affirmative vote of a majority of votes cast thereon, voting together as a single class on an as-converted basis. Failures to vote, votes to abstain and failures to instruct your bank, broker or other nominee to vote will have no effect on the approval of the Advisory Compensation Proposal.

The Avon board of directors recommends that you vote “FOR” the Advisory Compensation Proposal (Item 2)

Item 3.	The Adjournment Proposal

The Avon Special Meeting may be adjourned, one or more times, to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Avon Special Meeting to approve the Transaction Proposal. If at the Avon Special Meeting, the number of Avon Shares present or represented and voting in favor of the Transaction Proposal is insufficient to approve such proposal, Avon intends to move to adjourn the Avon Special Meeting in order to enable Avon’s board of directors to solicit additional proxies for approval of the Transaction Proposal.

In the Adjournment Proposal, Avon is asking its shareholders to authorize the holder of any proxy solicited by Avon’s board of directors to vote in favor of granting discretionary authority to the named proxyholders, and each of them individually, to vote to adjourn the Avon Special Meeting to another time and place for the purpose of soliciting additional proxies. If Avon’s shareholders approve the Adjournment Proposal, Avon could adjourn the Avon Special Meeting and any adjourned session of the Avon Special Meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Avon shareholders who have previously voted.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of votes cast thereon, voting together as a single class on an as-converted basis. Failures to vote, votes to abstain and failures to instruct your bank, broker or other nominee to vote will have no effect on the approval of the Adjournment Proposal.

The Avon board of directors recommends that you vote “FOR” the Adjournment Proposal (Item 3)

INDEX TO FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Interim Financial Information of Natura Cosméticos S.A. as of June 30, 2019
Unaudited Condensed Consolidated Interim Balance Sheet as of June 30, 2019 and December 31, 2018	F-4
Unaudited Condensed Consolidated Interim Statement of Income for the three and six months ended June 30, 2019 and 2018	F-6
Unaudited Condensed Consolidated Interim Statement of Other Comprehensive Income for the three and six months ended June 30, 2019 and 2018	F-7
Unaudited Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity for the six months ended June 30, 2019 and 2018	F-8
Unaudited Condensed Consolidated Interim Statement of Cash Flows for the six months ended June 30, 2019 and 2018	F-9
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-10

Audited Consolidated Financial Statements of Natura Cosméticos S.A. as of December 31, 2018 and 2017 and for the Years Ended December 31, 2018, 2017 and 2016
Independent auditor’s report	F-44
Consolidated Balance Sheet as of December 31, 2018 and 2017	F-46
Consolidated Statement of Income for the years ended December 31, 2018, 2017 and 2016	F-48
Consolidated Statement of Other Comprehensive Income for the years ended December 31, 2018, 2017 and 2016	F-49
Consolidated Statement of Changes in Shareholders’ Equity for the years ended December 31, 2018, 2017 and 2016	F-50
Consolidated Statement of Cash Flows for the years ended December 31, 2018, 2017 and 2016	F-53
Notes to the Consolidated Financial Statements	F-54

Audited Financial Statements of The Body Shop International Limited as of and for the Eight Months Ended August 31, 2017
Independent auditor’s report	F-152
Consolidated Income Statement for the Period from 1 January to 31 August 2017	F-154
Consolidated Statement of Comprehensive Income for the Period from 1 January to 31 August 2017	F-155
Consolidated Balance Sheet as at 31 August 2017	F-156
Consolidated Statement of Changes in Equity for Period from 1 January to 31 August 2017	F-157
Consolidated Statement of Cash Flows for Period from 1 January to 31 August 2017	F-158
Notes to the Consolidated Financial Statements	F-159

Unaudited condensed consolidated

interim financial statements

Natura Cosméticos S.A.

For the quarter ended June 30, 2019

Natura Cosméticos S.A.

Unaudited condensed consolidated interim financial information June 30, 2019

Contents

Unaudited condensed consolidated interim financial statements

Unaudited Condensed Consolidated Interim Financial Information of Natura Cosmeticos S.A. as of June 30, 2019
Unaudited Condensed Consolidated Interim Balance Sheet as of June 30, 2019 and December 31, 2018	F-4
Unaudited Condensed Consolidated Interim Statement of Income for the three and six months ended June 30, 2019 and 2018	F-6
Unaudited Condensed Consolidated Interim Statement of Other Comprehensive Income for the three and six months ended June 30, 2019 and 2018	F-7
Unaudited Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity for the six months ended June 30, 2019 and 2018	F-8
Unaudited Condensed Consolidated Interim Statement of Cash Flows for the six months ended June 30, 2019 and 2018	F-9
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-10

NATURA COSMÉTICOS S.A.

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

JUNE 30, 2019 AND DECEMBER 31, 2018

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Assets	Note	June 30, 2019	December 31, 2018
Current assets
Cash and cash equivalents	5	882,675	1,215,048
Short-term investments	6	717,782	1,215,377
Trade receivables	7	1,536,365	1,691,581
Inventories	8	1,621,098	1,364,672
Recoverable taxes	9	460,461	379,253
Income tax and social contribution	10	379,272	326,803
Other current assets	11	282,597	263,025

		5,880,250	6,455,759
Non-current assets
Recoverable taxes	9	384,169	368,640
Deferred income tax and social contribution	10.a)	407,553	398,400
Derivative financial instruments		631,734	584,308
Judicial deposits		337,460	333,577
Non-current investments	6	3,244	—
Other non-current assets	11	85,746	51,606
Property, plant and equipment	12	1,669,295	2,236,714
Intangible assets	12	4,716,527	4,950,545
Right of use	13	2,419,400	—

		10,655,128	8,923,790

Total assets		16,535,378	15,379,549

NATURA COSMÉTICOS S.A.

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET – (Continued)

JUNE 30, 2019 AND DECEMBER 31, 2018

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Liabilities	Note	June 30, 2019	December 31, 2018
Current liabilities
Borrowings, financing and debentures	14	815,442	1,113,095
Lease	13.b)	456,134	68,764
Trade payables and reverse factoring	15	1,693,000	1,736,791
Payroll, profit sharing and social security charges		543,007	574,381
Tax liabilities	16	229,014	310,093
Income tax and social contribution	10	146,962	183,030
Dividends and interest on equity payable		—	152,979
Derivative financial instruments		43,046	69,189
Provision for tax, civil and labor risks	17	20,566	20,389
Other current liabilities	18	385,446	338,170

		4,332,617	4,566,881
Non-current liabilities
Borrowings, financing and debentures	14	6,788,282	6,881,050
Lease	13.b)	1,815,687	377,471
Tax liabilities	16	124,410	165,326
Deferred income tax and social contribution	10.a)	414,587	431,534
Provision for tax, civil and labor risks	17	243,929	241,418
Other non-current liabilities	18	116,727	141,767

		9,503,622	8,238,566

Total liabilities		13,836,239	12,805,447
Shareholders’ equity
Capital stock		451,315	427,073
Treasury shares	19.c)	(6,691)	(19,408)
Capital reserves		388,901	329,330
Retained earnings	19.e)	1,437,086	1,437,015
Accumulated profits		69,397	—
Losses on capital transaction		(92,066)	(92,066)
Other comprehensive income		451,197	492,158

Total liabilities and shareholders’ equity		16,535,378	15,379,549

The notes are an integral part of the unaudited condensed consolidated interim financial statements

NATURA COSMÉTICOS S.A.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

			Three months ended June 30		Six months ended June 30
	Note		2019	2018	2019	2018
Sales revenues	21		3,403,709	3,100,042	6,318,859	5,787,668
Cost of sales	22		(964,555)	(894,889)	(1,773,727)	(1,630,835)

Gross profit			2,439,154	2,205,153	4,545,132	4,156,833
Operating income (expense)
Selling, marketing and logistics expenses	22		(1,552,309)	(1,401,019)	(2,875,375)	(2,621,497)
Administrative, research and development, technology and other projects expenses	22		(567,221)	(520,983)	(1,104,252)	(988,317)
Impairment losses on trade receivables			(42,609)	(48,598)	(118,037)	(111,106)
Other operating (expenses) income, net	25		8,087	(44,775)	22,332	(55,539)

Operating profit			285,102	189,778	469,800	380,374
Financial income	24		414,057	574,392	792,159	837,461
Financial expenses	24		(618,459)	(719,378)	(1,161,816)	(1,138,694)

			(204,402)	(144,986)	(369,657)	(301,233)

Profit before income taxes			80,700	44,792	100,143	79,141
Income tax and social contribution	11.b	)	(24,777)	(12,990)	(30,746)	(22,951)

Profit for the period			55,923	31,802	69,397	56,190

Earnings per share – R$
Basic	26.1		0.1297	0.0738	0.1610	0.1305
Diluted	26.2		0.1290	0.0737	0.1602	0.1303

The notes are an integral part of the unaudited condensed consolidated interim financial statements

NATURA COSMÉTICOS S.A.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
Profit for the period	55,923	31,802	69,397	56,190
Other comprehensive income
Items that may be reclassified subsequently to the statement of income:
Currency translation differences	(208,714)	484,223	(147,351)	594,726
Effect of translation of subsidiary in hyperinflationary economy	(584)	—	393	—
Unrealized (loss) gain from cash flow hedge operations	70,475	(10,141)	159,698	(76,901)
Tax effects on (loss) gain from cash flow hedge operations	(22,773)	3,448	(53,701)	26,407

Net other comprehensive income (loss) that may be reclassified subsequently to the statement of income	(161,596)	477,530	(40,961)	544,232

Items that will not be reclassified to the statement of income:
Remeasurement loss on defined benefit plans	—	—	—	52
Net other comprehensive income that will not be reclassified to the statement of income	—	—	—	52

Total comprehensive income for the period	(105,673)	509,332	28,436	600,474

The notes are an integral part of the unaudited condensed consolidated interim financial statements

NATURA COSMÉTICOS S.A.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

		Attributable to shareholders of Natura Cosméticos S.A.
				Capital reserves			Other reserves
	Note	Capital stock	Treasury shares	Surplus on issuance/ sale of shares	Tax incentives reserve	Additional paid-in capital	Legal	Tax incentives	Retained earnings	Appropriation of earnings	Currency translation differences	Effect of translation of subsidiary in hyper- inflationary economy	Cash flow hedge operations	Remeasurement loss on defined benefit plans	Transaction with shareholders	Total
Balance as of January 01, 2018		427,073	(32,544)	75,588	17,378	62,755	18,650	20,957	1,083,619	—	97,379	—	7,624	(51,667)	(92,066)	1,634,746
Profit for the period		—	—	—	—	—	—	—	—	56,190	—	—	—	—	—	56,190
Other comprehensive income		—	—	—	—	—	—	—	—	—	594,726	—	(50,442)	—	—	544,284
Changes in stock option plans and restricted shares:
Provision for stock option plans and restricted share		—	—	—	—	18,682	—	—	—	—	—	—	—	—	—	18,682
Exercise of stock option plans and restricted shares		—	8,334	(3,154)	—	(6,027)	—	—	—	—	—	—	—	—	—	(847)
Changes in tax incentive reserve		—	—	—	(17,378)	—	—	17,378	—	—	—	—	—	—	—	—

Balance as of June 30, 2018		427,073	(24,210)	72,434	—	75,410	18,650	38,335	1,083,619	56,190	692,105	—	(42,818)	(51,667)	(92,066)	2,253,055

Balance as of December 31, 2018		427,073	(19,408)	72,216	—	257,114	18,650	82,072	1,336,293	—	580,591	(19,074)	(22,194)	(47,165)	(92,066)	2,574,102
Profit for the period		—	—	—	—	—	—	—	—	69,397	—	—	—	—	—	69,397
Other comprehensive income		—	—	—	—	—	—	—	—	—	(147,351)	393	105,997	—	—	(40,961)
Changes in stock option plans and restricted shares:
Provision for stock option plans and restricted shares		—	—	—	—	40,285	—	—	—	—	—	—	—	—	—	40,285
Exercise of stock option plans and restricted shares		—	12,717	2,998	—	(17,857)	—	—	—	—	—	—	—	—	—	(2,142)
Increase in the capital stock		24,242	—	—	—	—	—	—		—	—	—	—	—		24,242
Adjustment effect of hyperinflationary economy		—	—	—	—	34,145	—	—	71	—	—	—	—	—	—	34,216

Balance as of June 30, 2019		451,315	(6,691)	75,214	—	313,687	18,650	82,072	1,336,364	69,397	433,240	(18,681)	83,803	(47,165)	(92,066)	2,699,139

The notes are an integral part of the unaudited condensed consolidated interim financial statements

NATURA COSMÉTICOS S.A.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

		Six months ended June 30
	Note	2019	2018
Cash flows from operating activities
Profit for the period		69,397	56,190
Adjustments to reconcile net income to net cash flows:
Depreciation and amortization	20	536,700	272,924
Interest on investments and securities	24	(37,445)	(81,382)
Swap and forward derivative contracts		116,485	(453,627)
Provision for tax, civil and labor risks	17	10,450	2,564
Inflation adjustment		(2,322)	(1,694)
Income tax and social contribution		30,746	22,951
Results from sale and write-off of property, plant and equipment and intangible assets	12	12,970	11,727
Interest and exchange rate variation on lease, borrowing and financing		230,487	814,661
Inflation adjustment and exchange rate variation on other assets and liabilities		1,505	42,348
Reversal of losses on of property, plant and equipment and intangible assets	12	(11,084)	(5,015)
Effect of stock option plans		26,903	18,682
Allowance for credit losses, net	7	118,037	3,668
Inventory write-down to net realizable value		72,980	19,465
Effect of hyperinflationary economy		29,423	—
Other (provisions) reversals		(125,498)	11,193

		1,079,734	734,655
Decrease (increase) in assets
Trade and other receivables		22,826	180,030
Inventories		(352,862)	(240,155)
Recoverable taxes		5,993	8,506
Other assets		(71,429)	(10,661)
Increase (decrease) in liabilities
Domestic and foreign trade payables		(64,499)	(255,007)
Payroll, profit sharing and social charges, net		(24,366)	(40,302)
Tax liabilities		(74,947)	(84,451)
Other liabilities		139,536	27,583
Income tax and social contribution paid		(224,691)	(145,694)
Judicial deposits		3,564	3,412
Tax, civil and labor lawsuits paid	17	(12,911)	(8,672)
Settlement of derivatives financial instruments		(33,308)	(4,506)
Payment of interest on finance leases		(64,137)	(13,514)
Payment of interest on borrowings, financing and debentures	14	(257,284)	(317,176)

Net cash provided by (used in) operating activities		71,219	(165,951)
Cash flow from investing activities
Acquisition of property, plant and equipment and intangible assets		(217,440)	(150,442)
Proceeds from sale of property, plant and equipment and intangible assets		8,454	4,005
Investment in securities		(3,547,736)	(5,088,289)
Redemption of securities		4,038,578	5,733,338
Redemption of interest in investments and securities		38,717	108,645

Net cash provided by investing activities		320,573	607,257
Cash flow from financing activities
Payment of finance leases – principal	14	(284,803)	(33,900)
Payment of loans, financing and debentures – principal	14	(594,912)	(5,282,855)
New loans, financing, finance lease and debentures raised	14	294,842	3,954,242
Acquisition of treasury shares to settle exercised stock options		(2,142)	(847)
Payment of dividends and interest on equity for prior year	20.a)	(152,979)	(201,652)
Settlement of derivative financial instruments		1,874	30,463
Capital contribution		24,242	—

Net cash provided by (used in) financing activities		(713,878)	(1,534,550)
Effect of exchange rate changes on cash and cash equivalents		(10,287)	43,676
Net (decrease) increase in cash and cash equivalents		(332,373)	(1,049,568)
Cash and cash equivalents at the beginning of the year	5	1,215,048	1,693,131

Cash and cash equivalents at the end of the year	5	882,675	643,563

The notes are an integral part of the unaudited condensed consolidated interim financial statements

1.	The Company and its operations

Natura Cosméticos S.A. (“Natura Cosméticos”) is a publicly-traded corporation, registered in the special trading segment called “Novo Mercado” in the B3 S.A.—Brasil, Bolsa, Balcão, under the ticker “NATU3”, and headquartered in São Paulo, at Alexandre Colares Avenue, 1188, Vila Jaguara, Postal Code 05106-000, state of São Paulo, Brazil.

Natura Cosméticos and its subsidiaries (the “Company”) essentially operate in the cosmetics, fragrances and toiletries sector, through the development, manufacturing, distribution and sale of their products, in Brazil and abroad. The flagship brand of the Company is “Natura”, followed by “The Body Shop,” acquired in 2017, and “Aesop”, acquired in 2016. Besides retail market, e-commerce, B2B and franchisees, the Company’s sales channels include direct selling mainly through Natura Consultants.

Share swap agreement for acquisition of control of Avon Products Inc.

On May 22, 2019, the Company announced the acquisition of Avon Products, Inc. (NYSE: AVP) (the Transaction). This acquisition was structured as an exchange of shares.

As part of the Transaction, a Brazilian holding company was created: Natura Holding S.A. Based on the fixed swap ratio of 0.300 of Natura Holding share for each Avon share, Natura &Co shareholders will hold 76% of the combined company, while Avon shareholders will hold approximately 24%. Based on share closing price on May 21, 2019, the transaction valued the acquisition price of Avon at R$15,097 million (equivalent to US$3,700 million). After the closing of Transaction, Natura Holding S.A. shares will be listed on B3, and the ADRs will be listed on NYSE. Avon shareholders will have the option to receive ADRs traded on the NYSE or shares listed on B3.

After the conclusion of the acquisition, the Board of Directors of the combined company will have 13 members, three of them appointed by Avon. The transaction remains subject to final conditions typical to this type of negotiation, including approval by Natura Cosméticos and Avon shareholders, as well as by antitrust authorities in Brazil and other jurisdictions. The operation is expected to be concluded in early 2020.

2.	Company Summary of significant accounting polices

2.1	Basis of preparation

The interim condensed consolidated financial information of the Company, for the three and six months ended June 30, 2019 and 2018, have been prepared in accordance with IAS 34—Interim Financial Reporting, issued by the International Accounting Standard Board—IASB. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2018.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards as set out below.

2.2	New standards, amendments and interpretations of standards adopted for the first time for periods starting on or after January 1, 2019.

IFRS 16 – Leases

The new standard replaced IAS 17 – Leases and IFRIC 4 – Determining whether an Arrangement contains a Lease. The standard came into effect on January 1, 2019, and introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. A contract contains a lease if it includes both of the following:

The lease is present in an agreement if it meets both conditions below:

•

An identifiable asset explicitly or implicitly specified. In this case, the supplier does not have the practice of replacing the asset, or such replacement would not bring any economic benefit to the supplier.

•

The right to control the use of the asset over the duration of the agreement. In this case, the Company must have the authority to take decisions on the use of the asset and the capacity to obtain substantially all economic benefits for the use of the asset.

The standard includes two exemptions for the recognition for lessees to be applied by the Company: leases of low-value assets and short-term leases, i.e., lease terms of 12 months or less.

The Company opted for the modified retrospective transition approach, without restatement of comparative periods, adopting the following criteria for first-time recognition and measurement of assets and liabilities:

•

Recognition of lease liabilities in the first-time adoption date for leases previously classified as operating leases. Lease liabilities will be measured at present value of the remaining lease payments, net of Integration Program Tax on Revenue (PIS) and Social Security Funding Tax on Revenue (COFINS) credits, discounted based on the incremental interest rates on loans, Companyed by nature of the asset, region and contractual period.

•

Recognition of right-of-use assets in the first-time adoption date for leases previously classified as operating leases. The right-of-use asset is measured at the equivalent amount of the lease liability, adjusted by the value of any early or accrued lease payments related to the lease that has been recognized in the balance sheet immediately before the first-time adoption date.

The following charts show the impacts of first-time adoption of IFRS 16 on January 1, 2019:

Right-of-use assets on January 1, 2019

Right-of-use assets (equivalent to the lease liability)	1,902,545
Property, plant and equipment recognized through financial lease	481,235
Property, plant and equipment transferred (fair value recognized through business combination)	20,813
Key money	129,561
Any initial direct costs incurred by the lessee, and lease payments made less any lease incentives received	(54,841)

Right-of-use assets on January 1, 2019	2,479,313

Lease liabilities on January 1, 2019

Present value of operating lease on January 1, 2019	1,965,655
(+) Financial lease recognized on December 31, 2018, net of PIS and COFINS tax credits	411,373
Exemptions of recognition:
Lease liabilities on January 1, 2019	2,377,028

IFRIC 23 – Uncertainty over income tax treatments

•

This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 – Income Taxes – when there is uncertainty over income tax treatment. In such circumstances, an entity shall recognize and measure its current or deferred tax assets or liabilities by applying the requirements of IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, which are determined by applying this interpretation. This interpretation became effective for annual periods starting on or after January 1, 2019. There was no significant impact as a result of its adoption.

3.	Critical accounting estimates and assumptions

The preparation of the interim financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company’s Management in the process of application of accounting practices.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2018, except for the application of IFRS 16, as described in Note 2.2 above.

4.	Financial instruments

Below are presented the carrying amounts and fair values of the Company’s financial instruments as of June 30, 2019:

	Carrying amount					Fair value
Financial assets	Note	Fair value through profit or loss	Fair value – hedge instruments	Amortized cost	Total	Level 2
Financial and operating derivatives		—	631,734	—	631,734	631,734
Government bonds	6	148,071	—	—	148,071	148,071
Treasury bills	6	279,138	—	—	279,138	279,138
Certificate of Bank Deposits	5 and 6	77,376	—	—	77,376	77,376
Repurchase operations	5	365,723	—	—	365,723	365,723
Loan investment fund	6	258,159	—	—	258,159	258,159
Dynamo Beauty Ventures Ltd. Fund	6	3,244	—	—	3,244	3,244
Trade receivables	7	—	—	1,536,365	1,536,365	—
Cash and banks	5	470,619	—	—	470,619	—

Total		1,602,330	631,734	1,536,365	3,770,429	—

	Carrying amount					Fair value
Financial liabilities	Note	Fair value through profit or loss	Fair value – hedge instruments	Amortized cost	Total	Level 2
BNDES/Finep loans	14	—	—	(183,481)	(183,481)	(183,481)
“Financial” and “operating” derivatives		(2,326)	(40,720)	—	(43,046)	(43,046)
Issue of debts in domestic currency	14	—	—	(4,301,611)	(4,301,611)	(4,334,609)
Issue of debts in foreign currency	14	—	—	(3,118,632)	(3,118,632)	(3,401,136)
Lease liabilities	13	—	—	(2,271,821)	(2,271,821)	(2,271,821)
Trade payables	15	—	—	(1,555,586)	(1,555,586)	—
Reverse factoring	15 (b)	—	—	(137,414)	(137,414)	(137,414)

Investments classified as level 2 used inputs other than the prices quoted in active markets included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

5.	Cash and cash equivalents

	June 30, 2019	December 31, 2018
Cash and banks	470,619	823,656
Certificate of Bank Deposits (a)	46,333	47,341
Repurchase agreements (b)	365,723	344,051

	882,675	1,215,048

(a)

On June 30, 2019, investments in Certificate of Bank Deposits are remunerated at an average rate of 101.7% of CDI (101.0% of CDI as of December 31, 2018) with daily maturities redeemable with the issuer itself, without significant loss of value.

(b)

Repurchase agreements are securities issued by banks with a commitment by the bank to repurchase the securities, and by the client to resell the security, at a defined rate of interest and within a predetermined term, which are backed by public or private securities (depending on the bank) and are registered with the CETIP. On June 30, 2019, repurchase operations are remunerated at an average rate of 100.0% of CDI (100.0% of the CDI on December 31, 2018).

6.	Short-term investments

	June 30, 2019	December 31, 2018
Loan investment funds	258,159	210,971
Certificate of Bank Deposits (a)	32,414	27,201
Treasury bills	279,138	574,310
Government bonds (LFT)	148,071	402,895
Dynamo Beauty Ventures Ltd. Fund (b)	3,244	—

	721,026	1,215,377

Current	717,782	1,215,377

Non-current	3,244	—

(a)	Certificate of Bank Deposit investments were R$30,928 as of June 30, 2019 (R$26,829 as of December 31, 2018). The balance is related to the Crer para Ver support.
(b)

Natura Cosméticos S.A. entered in a new investment- the Dynamo Beauty Ventures (DBV) fund – whose mission is to identify and invest in emerging brands in cosmetics and well-being segments mostly in Europe and United States of America.

The breakdown of the Essential Fund portfolio as of June 30, 2019 and December 31, 2018 is as follows:

	June 30, 2019	December 31, 2018
Certificates of deposit	77,376	73,268
Repurchase agreements	365,723	344,051
Treasury bills	279,138	574,310
Government bonds (LFT)	148,071	402,895

	870,308	1,394,524

7.	Trade receivables

	June 30, 2019	December 31, 2018
Trade receivables	1,645,057	1,820,823
Provision for doubtful accounts	(108,692)	(129,242)

	1,536,365	1,691,581

Approximately 84% of the outstanding balance as of June 30, 2019 (73% as of December 31, 2018) are local transaction denominated in Brazilian reais while the remaining balance refers to sales by other foreign subsidiaries, in several other currencies.

Maximum exposure to credit risk at the reporting date is calculated using the carrying amount at each aging range, net of the provision for doubtful accounts, as shown in the aging list below:

	June 30, 2019	December 31, 2018
Current	1,388,215	1,491,773
Past due:
Up to 30 days	111,833	139,680
31 to 60 days	39,573	45,981
61 to 90 days	26,986	34,207
91 to 180 days	78,450	109,182

Provision for doubtful accounts	(108,692)	(129,242)

	1,536,365	1,691,581

The following table shows trade receivables by exposure to doubtful accounts on June 30, 2019:

	Trade receivables	Provision for doubtful accounts
Current	1,388,215	(12,961)
Past due:
Up to 30 days	111,833	(12,901)
31 to 60 days	39,573	(8,664)
61 to 90 days	26,986	(9,152)
91 to 180 days	78,450	(65,014)
	1,645,057	(108,692)

The changes in the provision for doubtful accounts for the period ended June 30, 2019 are as follows:

Balance in December, 2018	Additions (a)	Write-offs	Exchange variation	Balance in June, 2019
(129,242)	(118,037)	138,116	471	(108,692)

(a)	Refers to accounts overdue for more than 180 days which were written off due to uncollectible amounts.

8.	Inventories

	June 30, 2019	December 31, 2018
Finished products	1,414,506	1,209,975
Raw materials and packaging	256,024	215,813
Promotional material	109,263	95,168
Work in progress	29,671	21,984
Provision for losses	(188,366)	(178,268)

	1,621,098	1,364,672

The changes in the provision for inventory losses for the year ended June 30, 2019 are as follows:

Balance in December, 2018	Reversals (Net Additions) (a)	Write-offs (b)	Exchange Variation	Balance in June, 2019
(178,268)	(72,980)	60,743	2,139	(188,366)

(a)

Refer to the recognition and/or net reversals of the provision for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the Company’s policy.

(b)	Consist of write-offs of products discarded by the Company.

9.	Recoverable taxes

	June 30, 2019	December 31, 2018
ICMS on purchase of goods (a)	453,660	420,835
Taxes on purchase of goods – subsidiaries abroad	44,895	42,198
ICMS on tax incentive – sponsorship	239	—
Other taxes – foreign subsidiaries	816	112
ICMS on purchases of fixed assets	7,403	9,098
PIS and COFINS on purchases of fixed assets	3,763	42,175
PIS and COFINS on purchase of goods	291,550	194,382
Withholding PIS, COFINS and Social Contribution (CSLL)	3,209	2,085
IPI recoverable (b)	37,667	35,770
Others	1,428	1,238

	844,630	747,893

Current	460,461	379,253

Non-current	384,169	368,640

(a)

Accumulated Brazilian tax on the circulation of goods, interstate and intercity transportation and communication services (ICMS) tax credits arising from purchases, where the tax rate is higher than the average sales rates, and exports that are zero-rated. The Company has a recovery plan in place.

(b)	Recoverable federal value added taxes on industrialized products

10.	Income tax and social contribution

a)	Deferred

Deferred income tax and social contribution result from temporary differences arising in Natura Cosméticos S.A and in certain subsidiaries. The amounts are as follows:

i)	Breakdown of deferred income tax and social contribution:

	June 30, 2019	December 31, 2018
Tax loss carryforwards and negative basis of social contribution tax	261,877	235,302
Provision for doubtful accounts (note 7)	20,968	28,215
Allowance for losses on inventories (note 8)	46,848	47,509
Provision for tax, civil and labor contingencies (note 17)	67,874	68,305
Effect of changes in fair value of derivative instruments, including hedge accounting transactions	(200,836)	(177,212)
Provision for ICMS – ST (note 16)	23,892	41,129
Allowances for losses on advances to suppliers	1,391	2,789
Accrued benefits sharing and partnerships	14,805	14,590
Provision for profit sharing	59,879	77,912
Adjustment to useful life of assets	(136,076)	(128,367)
Provision for carbon credits	4,335	4,208
Profit not eliminated in inventories	33,450	25,604
Provision for losses – property and intangible assets	8,940	9,048
INSS with Suspended Liability (note 16)	16,179	14,250
Financial lease	18,615	14,325
Provision for others expenses	77,636	55,694
Other temporary differences (a)	28,178	26,827
Post-employment healthcare plan	(23,862)	(24,912)
Fair value of identifiable net assets in business combinations of Emeis Holdings Pty Ltd	57,900	39,950
Share-based payment plan	25,560	23,234

Income tax and social contribution	407,553	398,400

(a)	Refers to the recognition of a provision to comply with accrual-basis accounting, reflecting the actual expenses incurred in the period, but without the issue of invoices by suppliers.

ii)	Breakdown of deferred income tax and social contribution – Liabilities:

	June 30, 2019	December 31, 2018
Fair value of identifiable net assets in business combination (b)	414,587	431,534

(b)	The balance includes deferred income tax liability on the fair value of net identifiable assets in the acquisition of The Body Shop International Limited.

With respect to the foreign subsidiaries listed below, tax credits on tax loss carryforwards and temporary differences are not fully recorded due to the history of lack of taxable profit and taxable profit projections for the coming fiscal years.

As of June 30, 2019 and December 31, 2018, tax credits calculated at the prevailing tax rates in the countries where these subsidiaries are located are as follows:

Tax losses	June 30, 2019	December 31, 2018
Natura (Mexico, France and the USA)	394,783	382,971
Aesop (Substantially from operations in the US, Germany and Brazil)	61,029	47,659
The Body Shop (Operations in the US, France and Brazil)	439,354	406,556

	895,166	837,186

Tax credits on tax loss carryforwards generated by the subsidiaries can be carried forward indefinitely.

b)	Reconciliation of income tax and social contribution

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
Income (loss) before income tax and social contribution	80,700	44,792	100,143	79,141
Income tax and social contribution at the rate of 34%	(27,438)	(15,229)	(34,049)	(26,908)
Tax incentives	2,757	567	4,680	644
ICMS tax incentive (Subsidy for investments)	6,152	—	10,077	—
Effect from differences of tax rates of entities abroad	(11,378)	(1,327)	(9,863)	2,618
Recognition of prior-year tax losses – USA and Mexico	—	21,563	—	30,318
Unrecognized tax loss in the year	(12,527)	(289)	(14,068)	(4,676)
Tax Benefits of interest on equity (IOE)	—	—	—	2,315
Income tax contingency of foreign operations	—	(12,465)	—	(12,465)
Other permanent differences	17,657	(5,810)	12,477	(14,797)

Income tax and social contribution expenses	(24,777)	(12,990)	(30,746)	(22,951)

Income tax and social contribution – current	(45,793)	(44,338)	(78,903)	(84,532)

Income tax and social contribution – deferred	21,016	31,348	48,157	61,581

Effective rate – %	30.7%	29.0%	30.7%	29.0%

The changes in deferred asset and liability income tax and social contribution for the six-month period ended June 30, 2019 are as follows:

	Asset	Liability
Balance at December 31, 2018	398,400	(431,534)

Effect in profit or loss	44,859	3,298
Reserve for grant of options and restricted shares	13,380	—
(Debit)/Credit in other comprehensive income	(53,701)	—
(Debit)/Credit in other comprehensive income (exchange variation)	4,615	13,649

Balance at June 30, 2019	407,553	(414,587)

11.	Other current and non-current assets

	June 30, 2019	December 31, 2018
Marketing and advertising advances	66,612	48,429
Supplier advances	72,626	76,707
Employee advances	18,855	12,965
Rent advances (a)	95,519	96,177
Insurance	10,267	7,535
Customs broker advances – Import taxes	24,042	14,866
Prepaid expenses for acquisition of Avon (b)	34,648	—
Assets held for sale	—	160
Carbon credits	11,270	10,317
Other	34,504	47,475

	368,343	314,631

Current	282,597	263,025

Non-current	85,746	51,606

(a)

Refers largely to: (i) advances of rental agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop International Limited, in accordance with the exemptions on IFRS 16; and (ii) security deposits for the rental of certain stores of the subsidiaries The Body Shop International Limited and Emeis Holdings Pty Ltd. which will be returned by the lessor at the end of the rental agreements.

(b)

Cost related to bank fees. As a result of the Transaction, the Company was required to obtain a line of credit sufficient to repay Avon´s bonds holders, in case no waiver were granted, considering that Avon´s change in control is a contractual covenant.

12.	Property, Plan and equipment and intangible assets

a)	Property, plant and equipment

	Useful life range (in years)	December 31, 2018	Additions	Write-offs	Transfers	Other changes including exchange variation (g)	June 30, 2019
Cost value:
Vehicles	2 to 5	78,072	1,443	(14,860)	36	(854)	63,837
Templates	3	203,814	22	—	244	(1)	204,079
Tools and accessories	3 to 20	8,161	—	(529)	3,596	(29)	11,199
Facilities	3 to 60	310,282	—	—	(3,207)	(761)	306,314
Machinery and accessories	3 to 15	819,919	3,176	(919)	14,523	(16,545)	820,154
Leasehold improvements (a)	2 to 20	577,217	14,220	(12,775)	(7,740)	(12,677)	558,245
Buildings	14 to 60	940,002	1,987	—	(550,568)	(195)	391,226
Furniture and fixture	2 to 25	362,817	6,303	(1,010)	6,694	(10,662)	364,142
Land	—	30,525	—	—	—	—	30,525
IT equipment	3 to 15	263,524	7,256	(1,648)	8,361	(7,467)	270,026
Projects in progress	—	103,463	103,979	(2,202)	(97,311)	(2,187)	105,742

Total cost		3,697,796	138,386	(33,943)	(625,372)	(51,378)	3,125,489

Depreciation value:
Vehicles		(31,784)	(10,006)	8,404	(7)	1,727	(31,666)
Templates		(191,501)	(3,699)	—	148	—	(195,052)
Tools and accessories		(2,954)	(271)	410	—	33	(2,782)
Facilities		(147,309)	(7,451)	—	1,311	(1,385)	(154,834)
Machinery and accessories		(379,050)	(28,871)	355	22	15,290	(392,254)
Leasehold improvements (a)		(217,167)	(43,826)	9,549	5,575	11,699	(234,170)
Buildings		(191,422)	(4,710)	—	96,559	(3)	(99,576)
Furniture and fixture		(138,078)	(46,331)	971	(420)	12,255	(171,603)
IT equipment		(161,817)	(21,225)	1,367	(1,034)	8,452	(174,257)

Total accrued depreciation		(1,461,082)	(166,390)	21,056	102,154	48,068	(1,456,194)

Net total		2,236,714	(28,004)	(12,887)	(523,218)	(3,310)	1,669,295

b)	Intangible assets

	Useful life range (years)	December 31, 2018	Additions	Disposals	Transfers	Other changes including exchange variation (g) (h)	June 30, 2019
Cost value:
Software and other	2.5 to 10	1,238,432	79,054	(94)	13,737	(7,551)	1,323,578
Trademarks and patents (Defined useful life)	25	111,801	—	—	(12)	(54,056)	57,733
Trademarks and patents (Indefinite useful life)	—	2,040,067	—	—	—	—	2,040,067
Goodwill Emeis Brazil Pty Ltd. (b)	—	96,867	—	—	—	(1,784)	95,083
Goodwill The Body Shop International Limited (c)	—	1,348,670	—	—	—	(37,037)	1,311,633
Goodwill acquisition of The Body Shop stores	—	1,456	—	—	—	—	1,456
Relationship with retail clients	10	1,740	—	—	—	402	2,142
Key money (indefinite useful life) (d)	—	102,310	—	—	(97,277)	(517)	4,516
Key money (Defined useful life) (e)	3 to 18	48,888	—	—	(31,157)	(996)	16,735
Relationship with franchisees and sub franchisees (f)	15	563,753	—	—	—	(15,279)	548,474

Total cost		5,553,984	79,054	(94)	(114,709)	(116,818)	5,401,417

Amortization value:
Software and other		(511,445)	(77,864)	11	1,574	22,194	(565,530)
Trademarks and patents		(37,898)	(2,080)	—	12	(3,101)	(43,067)
Key money		(2,835)	—	—	4,732	(6,663)	(4,766)
Relationship with retail clients		(1,149)	(96)	—	—	(434)	(1,679)
Relationship with franchisees and sub franchisees		(50,112)	(18,679)	—	—	(1,057)	(69,848)
Total accrued depreciation		(603,439)	(98,719)	11	6,318	10,939	(684,890)

Net total		4,950,545	(19,665)	(83)	(108,391)	(105,879)	4,716,527

(a)	The depreciation rates take into consideration the lease terms of leased properties.
(b)	Goodwill on Emeis Holdings Pty Ltd. acquisition, classified as future economic benefits from synergies. It does not have a defined useful life and is subject to annual impairment tests.
(c)

Goodwill arising from the acquisition of The Body Shop, classified as future economic benefits from synergies (see note 4). It does not have defined useful life and it is subject to annual impairment tests.

(d)	Key money with an indefinite useful life refers to a payment to an existing lessee to take over a lease on the existing lease terms. The balance is subject to an annual impairment test.
(e)	Key money with definite useful life refers to a lease premium payable to a landlord upon inception of the contract and cannot be recovered. The balance is amortized over the term of the contracts.
(f)	The balance refers to identifiable intangible assets from the relationship with The Body Shop franchisees (relationship where the franchisee owns all rights to operate within a territory) and sub-franchisees (relationship where a franchisee operates a single store within a market), with an estimated useful life of 15 years.
(g)	Includes inflation adjustment of Natura Argentina.

13.	Lease

a)	Right-of-use

	Useful life in years (i)	December 31, 2018	Additions	Transfers (ii)	Other changes	June 30, 2019
Cost value:
Vehicles	3	—	19,514	—	(59)	19,455
Machinery and equipment	3 to 8	—	14,520	—	(56)	14,464
Facilities	3 to 10	—	229,253	502,048	(1,543)	729,758
IT equipment	10	—	271	—	(1)	270
Retail stores	3 to 10	—	1,785,983	129,561	7,911	1,923,455
Tools and accessories	3	—	2,573	—	(12)	2,561

Total cost		—	2,052,114	631,609	6,240	2,689,963

Depreciation value:
Vehicles		—	(2,332)	—	7	(2,325)
Machinery and equipment		—	(2,023)	—	19	(2,004)
Facilities		—	(43,153)	—	198	(42,955)
IT equipment		—	(102)	—	1	(101)
Retail stores		—	(223,548)	—	794	(222,754)
Tools and accessories		—	(433)	—	9	(424)

Total accrued depreciation		—	(271,591)	—	1,028	(270,563)

Net total		—	1,780,523	631,609	7,268	2,419,400

I.	Useful lives were determined based on contractual conditions. On January 1, 2019, they corresponded to the remaining period of each agreement.
II.

Refers to the balances of financial lease recorded as Property, Plant and Equipment on December 31, 2018, of R$446,063, and goodwill of retail stores, transferred from Intangible assets, in the amount of R$18,069.

(iii)	Amounts recognized in the Income Statement

Financial expense on lease	64,137
Variable lease payments not included in the measurement of lease liabilities	14,023
Income from sub-lease	(1,331)
Short-term lease expenses and low-value assets	78,774
Other expenses related to leases	9,933

Total	165,536

(iv)	Amounts recognized in the Statement of Cash Flows

Lease payment	348,940
Variable lease payments not included in the measurement of lease liabilities	8,100
Short-term lease expenses and low-value assets	978
Other lease payments	15,985

Total	374,003

b)	Lease

	June 30, 2019	December 31, 2018
Current	456,134	68,764

Non-current	1,815,687	377,471

The following table shows the changes in the balance of leases for the period ended June 30, 2019:

Balance on December 31, 2018 (i)	446,235

Adoption of IFRS 16 and new agreements	2,157,162
Payments	(348,940)
Recognition of financial charges	64,137
Transfers / Reclassifications (ii)	(34,862)
Exchange variation (other comprehensive income)	(11,911)

Balance on June 30, 2019	2,271,821

(i)	Refers to balances of Financial Lease, in accordance with standard IAS 17 – Leases, effective until December 31, 2018.
(ii)	Refers to PIS and COFINS tax credits indicated in the recognition of financial leases up to December 31, 2018.

Maturities of the balance of non-current liabilities are shown below:

	June 30, 2019	December 31, 2018
2020	310,758	86,638
2021	349,751	57,942
2022	340,123	55,422
After 2023	815,055	177,469

	1,815,687	377,471

14.	Borrowings, financing and debenture

	June 30, 2019	December 31, 2018	Reference
Local Currency
Financing Agency for Studies and Projects (FINEP)	116,381	135,618	A
Debentures (a)	4,229,780	4,680,665	B
BNDES	54,486	73,384	C
BNDES – FINAME	328	735	D
Working capital – Operation Peru	17,796	20,979	E
Working capital – Operation Mexico	17,302	10,017	F
Working capital – Operation Aesop	36,733	59,850	G

Total in local currency	4,472,806	4,981,248

Foreign Currency
BNDES	12,286	17,137	H
ACE – Advances on Exchange Contracts Delivered	599	—	I
Notes	2,923,875	2,995,760	J
Resolution 4.131/62	194,158	—	K

Total in foreign currency	3,130,918	3,012,897

Overall total	7,603,724	7,994,145

Current	815,442	1,113,095

Non-current	6,788,282	6,881,050

(a) Debentures
Current	632,156	934,359

Noncurrent	3,597,624	3,746,306

Reference	Currency	Maturity	Charges	Guarantees
A	Real	June 2023	Interest of 3.5% p.a. for the installment maturing in June 2023	Bank-issued guarantee letter

B	Real	September 2022	Interest of 108% to 112% of the CDI and 1.4% + CDI and 1.75% + CDI, maturing in August 2019, March 2020, September 2020, September 2021 and September 2022.	None

C	Real	Through September 2021	TJLP + interest of 0.5% p.a. to 3.96% p.a. and fixed-rate contracts of 3.5% p.a. to 5% p.a. (PSI) (b)	Bank-issued guarantee letter

D	Real	Through March 2021	Interest of 4.5% p.a. + TJLP for contracts up to 2012 and for contracts executed as of 2013 fixed rate of 3% p.a. (PSI) (b); Contracts in August 2014 overpaid in 2016 at fixed rate of 6% p.a. to 10.5% p.a.	Fiduciary sale, guarantee of Natura Cosméticos S.A. and promissory notes

E	Peruvian Sol	July 2019	Interest of 3.99% p.a.	Guarantee of Natura Cosméticos S.A.

F	Mexican peso	February 2021 and October 2020	Interest of 1.15% p.a. + TIIE (c)	Guarantee of Natura Cosméticos S.A.

G	Australian dollar	August 2021	USD Libor + interest of 0.92%	Bank-issued guarantee letter

H	U.S. dollar	October 2020	Exchange rate variation + interest of 1.8% p.a. to 2.3% p.a. + Resolution 635 (a)	Guarantee of Natura Cosméticos S.A. and bank-issued guarantee letter

I	U.S. dollar	August 2019	Discount of 3.72% p.a.	None

J	U.S. dollar	February 2023	Interest of 5.375% p.a. (a)	None

K	U.S. dollar	May 2022	Exchange rate variation + Libor + interest of 1.1% p.a. (a)	Guarantee of the subsidiary Indústria e Comércio de Cosméticos Natura Ltda.

(a)	Loans and financing for which swap contracts (CDI) were entered into. These loans and financing are not being shown net of their derivatives.
(b)	PSI-Investment Support Program.
(c)	TIIE-interest rate of interbank equilibrium Mexico

Changes in the balances of borrowings, financings and debentures for the six-month period ended June 30, 2019 are presented below:

Balance at December 31, 2018	7,994,145
New borrowings and financing	294,842
Amortization	(594,912)
Recording of financial charges	253,304
Payment of financial charges	(260,098)
Exchange variation (unrealized and for translation of financial statements in foreign currency)	(86,954)
Exchange variation (realized)	2,814
Exchange variation (other comprehensive income)	583

Balance at June 30, 2019	7,603,724

Maturities of non-current liabilities are as follows:

	June 30, 2019	December 31, 2018
2020	1,183,624	1,372,755
2021	2,202,459	2,226,402
2022	516,142	324,257
2023 onwards	2,886,057	2,957,636

	6,788,282	6,881,050

The amount of R$ 377,471 is related to new standard IFRS 16, driven by that it was transferred from borrowing to a specific line in the balance sheet and note 13.

A description of the main bank loan and financing agreements as of June 30, 2019 is as follows:

a)	Description of new loans and financing

i)	Notes

On February 1, 2019, interest of USD$23.7 was paid, equivalent to R$88,700.

The appropriation of costs related to the issue of the Notes in the period ended June 30, 2019 was R$3,141, recorded on a monthly basis under financial expenses, in accordance with the effective interest rate method. Issuance costs to appropriate totaled R$23,027 as of June 30, 2019.

ii)	Advances on Exchange Contracts Delivered (ACE)

On March 28, 2019, the Company raised R$64.4 million by advancing funds denominated in domestic currency to an exporter, after shipment of the goods abroad, by transferring the rights on the term sale to the bank, at an agreed discount of 3.72% p.a. and maturing on August 29, 2019.

iii)	Resolution 4131/62

The Company takes out Letters of Credit – Transfer of Funds Raised Abroad denominated in foreign currency via Resolution 4,131/62 with financial institutions due to circumstantially favorable rates. The funds raised in this operation will be allocated to finance the Company’s working capital.

On May 20, 2019, a total of US$50 million was raised at Libor + 1.1% p.a. + the exchange rate variation, with semiannual interest payments in May and November, and maturing on May 20, 2022.

b)	Financial Covenants

The Company did not break any financial covenants in period ended June 30, 2019.

15.	Trade Payables and Reverse Factoring

	June 30, 2019	December 31, 2018
Domestic trade payables	1,404,477	1,511,576
Foreign trade payables (a)	151,109	80,714

	1,555,586	1,592,290

Reverse factoring (b)	137,414	144,501

	1,693,000	1,736,791

(a)	Refer to imports mainly denominated in US dollar, euro and pound sterling translated into Brazilian reais.
(b)

The Company has entered into contracts with Banco Itaú Unibanco S.A. for structuring, together with its major suppliers, the so-called “forfait” operation, wherein suppliers transfer the right to receive their trade notes to the Bank, which, will become the creditor of the operation. This operation did not significantly change the previously agreed-upon terms, prices and conditions, and it does not affect the Company with financial charges practiced by the financial institution, on performing a thorough analysis of suppliers by category. As such, the Company discloses this operation under the heading Trade Payables and forfait operations.

16.	Tax liabilities

	June 30, 2019	December 31, 2018
Ordinary ICMS	95,410	81,750
ICMS ST provision (a)	98,296	172,743
Taxes on invoicing – subsidiaries abroad	83,390	137,243
INSS – suspension of the enforceability	45,550	40,541
Withholding tax (IRRF)	27,455	36,971
Other taxes payable – foreign subsidiaries	610	2,717
Other taxes payable	3	—
Social security tax (INSS) and service tax (ISS)	2,710	3,454

	353,424	475,419

Judicial deposits	(64,873)	(63,557)

Current	229,014	310,093
Noncurrent	124,410	165,326

The Company is disputing the changes in the state legislation for the payment of ICMS – ST (VAT – Tax substitution). The Company has, in certain cases, judicial deposits related to specific assessments.

17.	Provision for tax, civil and labor risks

The Company is party to tax, labor and civil lawsuits. Management believes, in agreement with the inputs of its legal counsel, that the provision for tax, civil and labor risks are sufficient to cover potential losses. This provision is broken down as follows:

	June 30, 2019	December 31, 2018
Tax	168,034	163,852
Civil	31,749	32,300
Labor	64,712	65,655

Total	264,495	261,807

Judicial deposits	(87,979)	(87,180)

Current	20,566	20,389

Non-current	243.929	241,418

a)	Tax contingencies

The provision for tax risks is broken down as follows:

	Provisions	Deposits
Balance on December 31, 2018	163,852	(77,193)
Additions	7,620	(2,848)
Reversals	(6,249)	1,129
Inflation adjustment	2,425	(1,286)
Exchange variation	386	—

Balance on June 30, 2019	168,034	(80,198)

b)	Civil risk

As of June 30, 2019, the Company is party to approximately to 3,076 civil lawsuits (3,250 as of December 31, 2018), of which 2,849 were filed by Natura’s Consultants and consumers, most of which claiming compensation for damages. The balance deposited with the courts for the tax assessments notices above amounts to R$432 (R$649 as of December 31, 2018). Provisions are reviewed periodically based on the evolution of the lawsuits and the history of losses on civil claims in order to reflect the best current estimate.

The following table presents the changes in balances in the six-month period ended June 30, 2019:

	Provisions	Deposits
Balance on December 31, 2018	32,300	(649)
Additions	8,342	(167)
Reversals	(2,634)	384
Payments	(6,193)	—
Inflation adjustment	185	—
Exchange variation	(251)	—

Balance on June 30, 2019	31,749	(432)

c)	Labor risks

As of June 30, 2019, the Company is party to approximately 1,709 labor lawsuits filed by former employees and service providers (approximately 1,850 as of December 31, 2018), claiming the payment of severance amounts, possible occupational disease, salary premiums, overtime and other amounts due, as a result of joint liability, and discussion about the recognition of possible employment relationship. The provision is periodically reviewed based on the progress of lawsuits and history of losses on labor claims to reflect the best current estimate.

The following table presents the changes in balances in the six-month period ended June 30, 2019:

	Provisions	Deposits
Balance on December 31, 2018	65,655	(9,338)
Additions	26,920	(1,636)
Reversals	(23,549)	3,810
Payments	(6,718)	—
Inflation adjustment	2,515	(185)
Exchange variation	(111)	—

Balance on June 30, 2019	64,712	(7,349)

d)	Contingent liabilities – possible losses

The Company is party to tax, civil and labor proceedings for which no provision has been set up because they involve possible risk of loss as assessed by Management and its legal advisors.

As of June 30, 2019, contingent liabilities comprise 453 cases (498 as of December 31, 2018), as under:

	June 30, 2019	December 31, 2018
Tax	3,449,175	3,265,543
Civil	64,350	63,910
Labor	85,479	115,240

Total contingent liabilities not provided for	3,599,004	3,444,693

Judicial deposits	(103,503)	(100,754)

The main tax cases haven’t changed.

18.	Other liabilities

	June 30, 2019	December 31, 2018
Post-employment healthcare plan (a)	82,875	78,904
Carbon credit	3,589	3,222
Exclusivity contract	4,800	5,400
Social program contribution Crer para Ver	34,638	28,368
Deferred revenue from performance obligations with customers	53,269	63,662
Provisions for sundry expenses	210,980	170,294
Provisions for rentals (b)	27,022	28,966
Florest maintenance partnership	7,436	11,542
Long-term incentives	13,268	8,855
Lease liability	—	25,843
Provision for restructuring	5,514	2,004
Other provisions	58,782	52,877

Total	502,173	479,937

Current	385,446	338,170

Noncurrent	116,727	141,767

(a)

Actuarial liability for the defined benefit, post-employment health care plan of the Company. The following table shows the changes in the balance of actuarial liabilities for the period ended June 30, 2019:

June 30, 2019
Balance on December 31, 2018	78,904
Cost of Company’s current service	408
Interest cost	3,563

Balance on June 30, 2019	82,875

(b)

Refers to the grace period granted by lessors for the start of payment of rental of certain retail stores, for rental agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop International Limited, in accordance with the exceptions permitted under IFRS 16.

19.	Shareholders’ equity

a)	Issued Capital

In 2019, 725,091 common shares without par value were subscribed to at the average price of R$33.43, totaling R$24,242, after which the Company’s capital stock increased to 431,964,355 registered, subscribed and paid-up common shares, (431,239,264 registered, subscribed and paid-up common shares on December 31, 2018), totaling R$451,315 on June 30, 2019 (R$427,073 on December 31, 2018).

The Company is authorized to increase its capital, irrespective of an amendment to the articles of incorporation, up to the limit of four hundred and forty-one million, two hundred and twenty-five thousand, thirty-three (441,225,033) common shares with no par value by resolution of the Board of Directors, which will lay down the issuance conditions, including price and deadline for payment.

b)	Dividend and interest on equity payment policy

On April 18, 2019, dividends and interest on capital were paid in the amounts of R$56,661, as recommended by the Board of Directors on February 21, 2019 and Ratified at the Annual Shareholders’ Meeting held on April 12, 2019, referring to the net income for fiscal year 2018; which together with R$ 111,449 (R$ 94,732 net of withholding income tax – IRRF) paid on February 26, 2019 correspond to payment of approximately 30% of the net income recorded in 2018.

c)	Treasury shares

As of June 30, 2019 and December 31, 2018, line item ‘Treasury shares’ is broken down as follows:

	Number of shares	R$ ‘000	Average price per share – R$
Balance at December 31, 2018	511,762	19,408	37.92

Utilized to settle stock option plan	(469,324)	(18,021)	38.40
Acquisition	102,430	5,304	51.78

Balance at June 30, 2019	144,868	6,691	46.19

The minimum and maximum cost of the balance of treasury shares in the period ended June 30, 2019 is R$29.18 and R$49.15, respectively.

d)	Capital reserve

On June 30, 2019, the capital reserve increased by R$59,570, composed of an increase of R$34,145, due to the effects of IAS 29 – Financial Reporting in Hyperinflationary Economies, and increased by R$25,426, due to changes the stock option and restricted share plans, totaling R$388,901 (R$329,330 on December 31, 2018).

e)	Retained earnings reserve

The Retained Earnings Reserve is composed of the cumulative balance of allocations in the capital budgets approved by the Annual Shareholders Meetings.

The Annual and Extraordinary Shareholders Meeting held on April 12, 2019 approved the allocation for accrual of the profit reserve equivalent to 61% of the total net income for fiscal year 2018, in the amount of R$336,532.

On June 30, 2019, the Earnings Reserve increased by R$71, due to the effects of IAS 29 – Financial Reporting in Hyperinflationary Economies applied on the balances up to December 31, 2018, totaling R$1,437,086 (R$1,437,015 on December 31, 2018).

20.	Segment information

Net revenue by segment is as follows in the six-month period ended June, 30 2019:

•	Natura Brasil Operation: 43.5%

•	Natura LATAM Operation: 19.8%

•	Aesop: 8.8%

•	The Body Shop: 27.8%

•	Others: 0.1%

The accounting practices for each segment are described in Note 2 of these annual financial statements of the Company for the year ended December 31, 2018.

In Brazil, one of our main markets, we observe peaks in demand in the second quarter: (1) during the weeks leading up to Mother’s Day, which occurs during the first half of the month of May and (2) in November, in the run up to Christmas sales and Black Friday-type sales, which are our most significant peaks in demand. Our international operations are subject to the same kind of seasonality, but the timing of the Mother’s Day sales peak varies depending by country.

The tables below present summarized financial information for the segments and the geographic distribution of commercial operations of the Company as of June 30, 2019, December 31, 2018 and June 30, 2018.

a)	Operating segments

	Three months ended June 30, 2019
	Net revenue	Net income (loss)	Depreciation and amortization	Financial income	Financial expenses	Income tax
Natura Brasil	1,561,559	76,546	(67,332)	404,800	(588,038)	(56,525)
Natura LATAM	688,108	65,137	(15,627)	11,030	(16,163)	(5,791)
Natura others	2,335	(9,690)	(1,004)	—	(121)	—
Aesop	284,251	9,631	(43,317)	4,710	(4,649)	(4,341)
The Body Shop	867,456	(27,302)	(145,108)	(6,483)	(9,488)	11,795
Corporate expenses (a)	—	(58,399)	—	—	—	30,085

Consolidated	3,403,709	55,923	(272,388)	414,057	(618,459)	(24,777)

	Three months ended June 30, 2018
	Net revenue	Net income (loss)	Depreciation and amortization	Financial income	Financial expenses	Income tax
Natura Brasil	1,434,691	62,780	(67,759)	504,021	(632,624)	4,425
Natura LATAM	621,059	47,322	(7,331)	15,313	(26,876)	(30,308)
Natura others	2,084	(7,861)	(139)	—	—	—
Aesop	235,517	3,660	(17,983)	(1,614)	(1,322)	(692)
The Body Shop	806,691	(59,872)	(51,450)	56,672	(58,556)	6,256
Corporate expenses (a)	—	(14,227)	—	—	—	7,329

Consolidated	3,100,042	31,802	(144,662)	574,392	(719,378)	(12,990)

	Six months ended June 30, 2019
	Net revenue	Net income (loss)	Depreciation and amortization	Financial income	Financial expenses	Income tax
Natura Brasil	2,750,169	81,943	(130,112)	749,538	(1,071,733)	(54,149)
Natura LATAM	1,253,535	102,190	(28,027)	19,689	(27,504)	(24,900)
Natura others	4,292	(16,994)	(1,093)	—	(121)	—
Aesop	554,090	17,299	(83,761)	4,792	(13,520)	(7,802)
The Body Shop	1,756,773	(31,142)	(293,707)	18,140	(48,938)	12,884
Corporate expenses (a)	—	(83,899)	—	—	—	43,221

Consolidated	6,318,859	69,397	(536,700)	792,159	(1,161,816)	(30,746)

	Six months ended June 30, 2018
	Net revenue	Net income (loss)	Depreciation and amortization	Financial income	Financial expenses	Income tax
Natura Brasil	2,603,068	30,381	(128,306)	751,190	(1,039,67)	5,049
Natura LATAM	1,130,079	107,241	(14,142)	26,239	(32,502)	(38,247)
Natura others	3,928	(14,064)	(196)	—	—	—
Aesop	436,646	13,200	(30,592)	163	(1,904)	(6,740)
The Body Shop	1,613,947	(55,839)	(99,688)	59,869	(64,618)	4,248
Corporate expenses (a)	—	(24,729)	—	—	—	12,739

Consolidated	5,787,668	56,190	(272,924)	837,461	(1,138,69)	(22,951)

(a)

Corporate expenses refer substantially to the expenses (i) related to the process of acquiring the control of Avon Products, Inc. and the corporate restructuring of the Company during 2019; (ii) of some administrative departments that provide services to the Company; and (iii) with the Company’s Operational Committee (COG), which was established to support the Company’s development, to determine and allocate funds and to identify synergies among companies controlled by the Company. These expenses were not allocated to any operating segment.

	June 30, 2019			December 31, 2018
	Non-current assets	Current liabilities	Total assets	Non-current assets	Current liabilities	Total assets
Natura Brasil	3,667,748	2,433,856	7,235,620	3,566,311	2,888,073	7,450,648
Natura LATAM	310,492	584,948	1,316,437	247,131	636,845	1,190,735
Natura Other	25,161	5,152	41,373	13,329	5,205	27,869
Aesop	869,761	334,118	1,189,461	413,775	235,033	768,771
The Body Shop	5,781,966	974,543	6,752,487	4,683,244	801,725	5,941,526

Consolidated	10,655,128	4,332,617	16,535,378	8,923,790	4,566,881	15,379,549

b)	Net revenue and Non-current assets by geographic region

	Net revenue	Net revenue		Non- current assets
	June 30, 2019	June 30, 2018	June 30, 2019	December 31, 2019
Asia	362,441	273,721	276,737	115,709
North America	739,488	603,867	963,127	272,296
South America	3,700,224	3,515,060	3,990,568	3,964,645

Brazil	2,776,153	2,625,123	3,822,217	3,704,613
Other	924,071	889,937	168,351	260,032
Europe	1,261,385	1,149,524	4,780,247	4,110,794

United Kingdom	930,344	775,676	4,153,014	3,885,666
Other	331,041	373,848	627,233	225,128
Oceania	255,321	245,496	644,449	460,346

Consolidated	6,318,859	5,787,668	10,655,128	8,923,790

In terms of net revenue by country, Brazil (included under South America) accounts for 44% and United Kingdom (included under Europe) accounts for 14.7% of total net revenue. No other country had net sales greater than 10% of net revenue.

No individual or aggregate customer represents more than 10% of the Company’s net revenues.

21. Net revenue

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
Gross revenue:
Domestic market	2,233,256	2,049,231	3,927,472	3,718,077
Foreign market	2,384,838	2,241,313	4,616,740	4,271,458
Other sales	11,849	10,576	26,306	20,028

	4,629,943	4,301,120	8,570,518	8,009,563
Returns and cancellations	(5,876)	(10,698)	(31,947)	(23,239)
Commercial discounts and rebates	(257,481)	(293,903)	(507,871)	(565,091)
Taxes on sales	(962,877)	(896,477)	(1,711,841)	(1,633,565)

Net revenue	3,403,709	3,100,042	6,318,859	5,787,668

22. Operating expenses and cost of sales

Breakdown of operating expenses and cost of sales by function:

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
Cost of sales	964,555	894,889	1,773,727	1,630,835
Selling, marketing and logistics expenses	1,552,309	1,401,019	2,875,375	2,621,497
Administrative, R&D, IT and Project expenses	567,221	520,983	1,104,252	988,317

Total	3,084,085	2,816,891	5,753,354	5,240,649

Breakdown of operating expenses and cost of sales by nature:

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
Cost of sales	964,555	894,889	1,773,727	1,630,835

Raw material/packaging material/resale	813,313	759,281	1,485,379	1,359,559
Personnel expenses	74,565	66,534	145,572	134,196
Depreciation and amortization	14,196	16,292	28,028	33,105
Others	62,481	52,782	114,748	103,975

Selling, marketing and logistics expenses	1,552,309	1,401,019	2,875,375	2,621,497

Logistics costs	172,384	182,224	344,782	355,779
Personnel expenses	417,059	403,884	805,518	780,385
Marketing, sales force and other selling expenses	783,994	757,242	1,367,657	1,375,915
Depreciation and amortization	178,872	57,669	357,418	109,418

Administrative, R&D, IT and project expenses	567,221	520,983	1,104,252	988,317

Investments in innovation	16,397	22,076	33,277	42,999
Personnel expenses	307,175	254,325	585,142	482,078
Other administrative expenses	164,329	173,881	334,579	332,839
Depreciation and amortization	79,320	70,701	151,254	130,401

Total	3,084,085	2,816,891	5,753,354	5,240,649

23.	Employee benefits

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
Payroll, profit sharing and bonuses	593,120	556,245	1,146,868	1,080,244
Pension Plan (note 23.2)	22,831	11,067	43,605	20,901
Share-based payments (note 23.1)	16,029	12,037	26,903	18,682
Charges on restricted stock (note 23.1)	10,036	417	15,670	1,822
Health medical care, food, transportation and other benefits	63,131	58,583	120,311	109,265
Charges, taxes and social contributions	51,552	48,147	98,699	90,315
Social security (INSS)	42,100	38,247	84,176	75,430

Total	798,799	724,743	1,536,232	1,396,659

23.1	Share-based Payment

The Board of Directors meets annually in order to establish the share-based payment plans, as approved by the Shareholders Meeting, indicating the Managers and employees who may receive stock options to purchase or subscribe to shares of the Company and the total number to be distributed.

Options granted in 2019

On April 12, 2019, the Board of Directors of the Company approved the Stock Option plan, the Restricted Stock plans and the Strategy Acceleration Stock Option plans for 2019. As such, the Company started recording the related provisions this month.

On May 21, 2019, the Board of Directors approved the 2019 Share-Based Compensation Plan for 2019. This plan consists of granting common shares of the Company to a group of employees and, unless otherwise determined by the Board of Directors, the participants will fully receive the shares under the Share-Based Compensation Plan if: (i) the participant remains an employee of the Company and its Subsidiaries until the 3rd anniversary of the grant date; and (ii) the performance conditions are met. For certain participants, there is an additional condition of a differentiated employment relationship, in which 50% of shares under the Share-Based Compensation Plan will be fully acquired on the 3rd anniversary of the grant date and the remaining 50% on the 4th anniversary of the grant date.

From the 9,773 outstanding options as of June 30, 2019 (9,171 thousand outstanding options as of December 31, 2018), 1,026 thousand options (1,672 thousand outstanding options as of December 31, 2018) are vested. The options exercised during the six-month period ended June 30, 2019 resulted in the use of 280 thousand new shares issued and use of 469 thousand treasury shares (use of 98 thousand shares from the treasury stock in the year ended December 31, 2018).

The expense relating to the fair value of stock options and restricted shares, including social security and related expenses calculated over restricted shares, recognized in the six-month period ended June 30, 2019, according to the period elapsed for entitlement to exercise the options and restricted shares, was of R$38,655 and R$42,573 at the company and consolidated, respectively. In the six-month period ended June 30, 2018, expenses totaled R$16,459 and R$20,504 at the company and consolidated, respectively.

On June 30, 2019 – restricted shares

Grant date	Right acquisition conditions	Existing stock (thousands)	Fair value (R$)	Remaining contractual life (years)	Vested stock (thousands)
May 21, 2019	From 3 to 4 years of service as from the grant date and if the performance conditions are met	344	56.20 to 91.40	3.0 to 4.0	—

		344			—

On June 30, 2019, the market price was R$56.49 (R$45.00 as of December 31, 2018) per share.

Options and restricted shares were priced based on the Binomial model and performance shares were priced based on a combination of Black-Scholes-Merton and Monte Carlo models. Significant data included in the models to price the fair value of options, restricted shares and performance shares granted in the period ended June 30, 2019 was:

Stock options
	April 12, 2019	April 12, 2019 (Strategy Acceleration Program)
Volatility	37.77%	37.77%
Dividend yield	2.17% to 1.63%	1.63% to 1.89%
Expected life for vesting	2 to 4 years	4 to 5 years
Risk-free annual interest rate	6.88% to 7.95%	7.95% to 8.18%

	Restricted shares		Share-based performance
	April 12, 2019 – Plano I	April 12, 2019 – Plan II	May 21, 2019
Volatility	37.77%	37.77%	37.10%
Dividend yield	2.17% to 1.63%	0.92% to 1.38%	—
Expected life for vesting	2 to 4 years	1 to 3 years	3 to 4 years
Risk-free annual interest rate	6.88% to 7.95%	6.21% to 7.52%	8.08% to 8.40%

24.

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
Financial income:
Interest on short-term investments	14,484	31,207	37,445	81,382
Gains on monetary and exchange rate variations (a)	221,307	82,012	410,393	129,340
Gains on swap and forward transactions (c)	167,748	443,196	318,873	600,685
Gains on fair value adjustment of swap and forward derivatives	656	295	1,003	502
Other financial income	9,862	17,682	24,445	25,552

Financial expenses:
Interest on financing	(129,072)	(148,648)	(257,764)	(303,469)
Interest on leases	(33,163)	(10,335)	(64,137)	(21,427)
Losses on monetary and exchange rate variations (b)	(159,641)	(414,433)	(311,015)	(552,545)
Losses on swap and forward transactions (d)	(243,564)	(120,979)	(455,352)	(204,605)
Loss on fair value adjustment of swap and forward derivatives	(309)	(47)	(786)	(521)
Inflation adjustment of provision for tax, civil and labor risks and tax liabilities	(3,845)	(8,521)	(8,080)	(15,855)
Appropriation of funding costs (debentures and notes)	(3,204)	(19,419)	(6,452)	(20,153)
Adjustment for hyperinflationary economies (Argentina)	(3,225)	—	(5,864)	—
Structuring expense for Avon acquisition	(29,360)	—	(29,360)	—
Other financial expenses	(13,076)	3,004	(23,006)	(20,119)

Financial Expenses	(204,402)	(144,986)	(369,657)	(301,233)

The objective of the breakdown presented below is to detail the foreign exchange hedging transactions contracted by the Company and the related balancing items in the statement of income shown in the previous table:

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
(a) Gains on monetary and exchange rate variations	221,307	82,012	410,393	129,340

Gains on exchange rate variation on loans	160,466	58,115	313,365	91,554
Exchange rate variation on imports	2,506	531	6,541	817
Exchange rate variation on export receivables	585	19,846	7,322	25,344
Exchange rate variation on accounts payable to subsidiaries abroad	57,750	3,520	83,165	11,625

(b) Losses on monetary and exchange rate variations	(159,641)	(414,433)	(311,015)	(552,545)

Losses on exchange rate variation on loans	(120,445)	(392,563)	(228,287)	(519,698)
Exchange rate variation on imports	(3,964)	(17,234)	(9,791)	(19,058)
Exchange rate variation on export receivables	(2,935)	—	(8,483)	(4,157)
Exchange rate variation on accounts payable to subsidiaries abroad	(32,224)	(2,483)	(64,220)	(4,931)
Exchange rate variation on financing	(73)	(2,153)	(234)	(4,701)

(c) Gains on swap and forward transactions	167,748	443,196	318,873	600,685

Revenue from swap exchange coupons	45,518	49,779	86,811	78,022
Gains from exchange variations on swap instruments	122,230	522,663	232,062	522,663
Forward exchange variation	—	(129,246)	—	—

(d) Losses on swap and forward transactions	(243,564)	(120,979)	(455,352)	(204,605)

Losses on exchange rate variation on swap instruments	(160,474)	(55,735)	(314,136)	(90,546)
Financial costs of swap instruments	(83,090)	(65,244)	(141,216)	(114,059)

25. Other operating income (expenses), net

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
Result on write-off of property, plant and equipment	(582)	845	142	162
Crer para Ver line (a)	(8,140)	(7,388)	(16,771)	(13,363)
ICMS-ST (b)	3,626	(28,674)	39,722	(28,674)
Costs related to acquisition of Avon (f)	(67,497)	—	(67,497)	—
Exclusion of ICMS from PIS/COFINS base (g)	52,028	—	52,028	—
PIS/COFINS credit (e)	44,034	—	44,034	—
Sale of customer portfolio (c)	6,633	11,350	10,125	10,215
Transformation Plan (d)	(19,543)	(37,667)	(26,374)	(37,667)
Tax contingencies	(5,010)	8,801	(3,926)	8,801
Other operating income (expenses)	2,538	7,958	(9,151)	4,987

Other operating income (expenses), net	8,087	(44,775)	22,332	(55,539)

(a)	Allocation of operating profit from sales of “Crer para Ver” line of non-cosmetic products to Natura Institute, specifically directed to social projects for developing the quality of education.
(b)

Refers to the requirement of ICMS tax substitution, for different states, see details in note 18. On June 30, 2019, provisions were reversed due to the revision of the likelihood of loss of certain States.

(c)

Refers to the revenue from the sale of securities portfolio of customers overcome over 180 days, net of legal costs with lawsuits filed by debtors against the company acquiring the portfolio. Proceeds from the sale of portfolio, as well as reimbursement of legal costs, are received after write-off of overdue securities.

(d)

Expenses related to the implementation of the transformation plan of The Body Shop, which is supported by five pillars, namely: (1) renewal of the brand; (2) optimization of retail operations; (3) improvement of omni-channel; (4) improvement of operating efficiency; and (5) redesign of the organization.

(e)	Extemporaneous credits related to change in tax position taken on PIS and COFINS in 2019.
(f)	Refers to expenses related to the acquisition of control of Avon Products, Inc., as mentioned in note 1.
(g)

The Company and its subsidiary Indústria e Comércio de Cosméticos Natura Ltda. are currently litigating the non-inclusion of ICMS in the PIS and COFINS contributions calculation base. On June 30, 2019, the Company recognized principal credit of R$52,028, arising from the Contingent Asset from the final and unappealable decision (see note 18).

26.	Earnings per share

26.1. Basic

Basic earnings per share are calculated by dividing the net income attributable to the owners of the Company by the weighted average of outstanding common shares, less common shares bought back by the Company and held as treasury shares.

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
Net income attributable to owners of the Company	55,923	31,802	69,397	56,190
Weighted average of common outstanding shares	431,342,606	431,239,264	431,342,606	431,239,264
Weighted average of treasury shares	(303,068)	(709,827)	(303,068)	(709,827)

Weighted average of outstanding common shares	431,039,538	430,529,437	431,039,538	430,529,437

Basic earnings per share – R$	0.1297	0.0738	0.1610	0.1305

26.2. Diluted

Diluted earnings per share is calculated by adjusting the weighted average of outstanding common shares, assuming that all potential common shares that would cause dilution are converted. The following categories of common shares would potentially cause dilution for the Company: the stock options, restricted actions and strategy acceleration.

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
Net income attributable to owners of the Company	55,923	31,802	69,397	56,190
Weighted average of outstanding common shares	431,039,538	430,529,437	431,039,538	430,529,437
Adjustment for stock options and restricted shares	2,118,869	686,000	2,118,869	686,000

Weighted average number of common shares for diluted earnings per share calculation purposes	433,158,407	431,215,437	433,158,407	431,215,437

Diluted earnings per share – R$	0.1290	0.0737	0.1602	0.1303

At June 30, 2019, a total of 5,274,795 existing options (8,831,788 at December 31, 2018), were not considered in the calculation of diluted earnings per share due to the fact that the exercise price is higher than average market price of the common shares during the period ended on those dates, therefore there was no dilution effect.

27.	Related party transactions

27.1. Receivables from and payables to related parties are as follows:

In the period ended June 30, 2019, Natura Cosméticos S.A. and its subsidiary transferred to the Natura Institute, in the form of a donation associated with maintenance, the amount of R$1,000 corresponding to 0.5% of net income for the prior fiscal year, and a donation associated with the net sales of products in the Natura Crer Para Ver line, in the amount of R$12,500 (R$14,000 on June 30, 2018).

28.	Additional statements of cash flows

The following table presents additional information on transactions related to the statement cash flows:

	June 30, 2019	June 30, 2018
Non-cash items
Hedge accounting, net of tax effects	105,997	(50,494)

29. Approval of financial statements

The Company’s financial statements were approved by the Board of Directors and authorized for issue at the meeting held on August 26, 2019.

Consolidated Financial Statements

Natura Cosméticos S.A.

December 31, 2018, 2017 and 2016

with Report of Independent Registered Public Accounting Firm

Natura Cosméticos S.A.

Consolidated Financial Statements

December 31, 2018, 2017 and 2016

Report of Independent Registered Public Accounting Firm

Grant Thornton Auditores Independentes
Av. Eng. Luis Carlos Berrini, 105 – 12° andar
Edifício Berrini One | Vila Olímpia
São Paulo | SP | Brasil

T +55 11 3886.5100
www.grantthornton.com.br

Board of Directors

Natura Cosmeticos S.A.

Opinion on the financial statements

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity and cash flows of Natura Cosméticos S.A and subsidiaries (the “Company”) for the year ended December 31, 2016 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, such consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2016, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Grant Thornton Auditores Independentes

We have served as the Company’s auditors since 2019.

São Paulo, Brazil

July 19, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Natura Cosméticos S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Natura Cosméticos S.A. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

We have served as the Company’s auditor since 2017.

São Paulo, SP

July 19, 2019

NATURA COSMÉTICOS S.A.

CONSOLIDATED BALANCE SHEET

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

		As of December 31,
Assets	Note	2018	2017
Current assets
Cash and cash equivalents	6	1,215,048	1,693,131
Short-term investments	7	1,215,377	1,977,305
Trade receivables	8	1,691,581	1,507,921
Inventories	9	1,364,672	1,243,925
Recoverable taxes	10	379,253	210,563
Income tax and social contribution	11	326,803	197,478
Derivative financial instruments	5.2	—	14,778
Other current assets	13	263,025	211,208

		6,455,759	7,056,309
Non-current assets
Recoverable taxes	10	368,640	439,139
Deferred income tax and social contribution	11.a)	398,400	344,153
Derivative financial instruments	5.2	584,308	—
Judicial deposits	12	333,577	319,433
Other non-current assets	13	51,606	46,145
Property, plant and equipment	14	2,236,714	2,276,674
Intangible assets	14	4,950,545	4,475,609
		8,923,790	7,901,153

Total assets		15,379,549	14,957,462

NATURA COSMÉTICOS S.A.

CONSOLIDATED BALANCE SHEET – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

		As of December 31,
Liabilities	Note	2018	2017
Current Liabilities
Borrowings, financing and debentures	15	1,181,859	4,076,669
Trade payables and reverse factoring	15	1,736,791	1,553,763
Payroll, profit sharing and social security charges		574,381	366,028
Tax liabilities	16	310,093	269,850
Income tax and social contribution	11	183,030	147,942
Dividends and interest on equity payable	19.b)	152,979	201,652
Derivative financial instruments	5.1	69,189	—
Provision for tax, civil and labor risks	17	20,389	17,357
Other current liabilities	18	338,170	278,744

		4,566,881	6,912,005
Non-current liabilities
Borrowings, financing and debentures	15	7,258,521	5,255,231
Tax liabilities	16	165,326	195,127
Deferred income tax and social contribution	11.a)	431,534	422,369
Provision for tax, civil and labor risks	17	241,418	264,689
Other non-current liabilities	18	141,767	273,295

		8,238,566	6,410,711

Total liabilities		12,805,447	13,322,716

Shareholders’ equity
Capital stock		427,073	427,073
Treasury shares	19.c)	(19,408)	(32,544)
Capital reserves		329,330	155,721
Retained earnings	19.e)	1,437,015	1,123,226
Losses on capital transaction		(92,066)	(92,066)
Other comprehensive income		492,158	53,336

Total liabilities and shareholders’ equity		15,379,549	14,957,462

The notes are an integral part of the consolidated financial statements

NATURA COSMÉTICOS S.A.

CONSOLIDATED STATEMENT OF INCOME

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

		For the year ended December 31,
	Note	2018	2017	2016
Sales revenues	21	13,397,419	9,852,708	7,912,664
Cost of sales	22	(3,782,843)	(2,911,077)	(2,446,959)

Gross profit		9,614,576	6,941,631	5,465,705

Operating income (expense)
Selling, marketing and logistics expenses	22	(5,828,713)	(3,965,019)	(3,049,355)
Administrative, research and development, technology and other projects expenses	22	(2,251,341)	(1,535,945)	(1,100,628)
Impairment losses on trade receivables		(237,884)	(233,714)	(287,279)
Other operating (expenses) income, net	25	(39,945)	151,688	54,425

Operating income before financial results		1,256,693	1,358,641	1,082,868

Financial income	24	2,056,421	604,392	1,073,288
Financial expenses	24	(2,639,709)	(991,841)	(1,729,297)

		(583,288)	(387,449)	(656,009)

Net income before income taxes		673,405	971,192	426,859
Income tax and social contribution	11.b)	(125,026)	(300,941)	(118,621)

Net income for the year		548,379	670,251	308,238

Attributable to:
Controlling shareholders of Natura Cosméticos S.A.		548,379	670,251	296,699
Non-controlling interests		—	—	11,539

		548,379	670,251	308,238

Earnings per share – R$
Basic	26.1	R$1.27	R$1.56	R$0.69
Diluted	26.2	R$1.27	R$1.56	R$0.69

The notes are an integral part of the consolidated financial statements

NATURA COSMÉTICOS S.A.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

	For the year ended December 31,
	2018	2017	2016
Net income for the year	548,379	670,251	308,238

Other comprehensive income
Items that may be reclassified subsequently to the statement of income:
Currency translation differences	483,212	221,287	(146,342)
Effect of translation of subsidiary in hyperinflationary economy	(19,074)	—	—
Unrealized (loss) gain from cash flow hedge operations	(45,202)	13,450	(2,346)
Tax effects on (loss) gain from cash flow hedge operations	15,384	(4,278)	798

Net other comprehensive income (loss) that may be reclassified subsequently to the statement of income	434,320	230,459	(147,890)

Items that will not be reclassified to the statement of income:		`
Remeasurement loss on defined benefit plans	(7,030)	(36,379)	(15,288)
Tax effects on actuarial loss	11,532	—	—

Net other comprehensive income that will not be reclassified to the statement of income	4,502	(36,379)	(15,288)

Total other comprehensive income for the year	987,201	864,331	145,060

Attributable to:
Controlling shareholders of Natura Cosméticos S.A.	987,201	864,331	119,143
Non-controlling interests	—	—	25,917

	987,201	864,331	145,060

The notes are an integral part of the consolidated financial statements

NATURA COSMÉTICOS S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

		Attributable to shareholders of Natura Cosméticos S.A.
	Note	Capital stock	Treasury shares	Capital reserves			Other reserves				Currency translation differences	Cash flow hedge operations	Remeasurement gain (loss) on defined benefit plans	Dividends	Reserve for the acquisition of non-controlling interest	Transactions with shareholders	Total	Non-controlling interests	Total
				Surplus on issuance/ sale of shares	Tax incentive reserve	Additional paid-in capital	Legal	Tax incentives	Retained earnings	Appropriation of earnings
Balance as of January 1st, 2016		427,073	(37,851)	78,231	17,378	39,097	18,650	20,957	449,189	—	36,812	—	—	123,133	(79,324)	(65,159)	1,028,186	49,581	1,077,767
Net income for the year		—	—	—	—	—	—	—	—	296,699	—	—	—	—	—	—	296,699	11,539	308,238
Other comprehensive income		—	—	—	—	—	—	—	—	—	(160,720)	(1,548)	(15,288)	—	—	—	(177,556)	14,378	(163,178)
Changes in stock option plans and restricted shares:		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Provision for stock option plans and restricted shares		—	—	—	—	8,782	—	—	—	—	—	—	—	—	—	—	8,782	—	8,782
Exercise of stock option plans and restricted shares		—	702	(308)	—	(394)	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of change in Natura Cosméticos’ interest on the fair value of Emeis Holding Pty Ltd. net assets		—	—	—	—	—	—	—	—	—	—	—	—	—	—	11,672	11,672	(11,672)	—
Effect of changes in interest on foreign subsidiaries		—	—	—	—	—	—	—	—	—	—	—	—	—	—	(207,983)	(207,983)	—	(207,983)
Transaction with shareholders		—	—	—	—	—	—	—	—	—	—	—	—	—	79,324	169,404	248,728	—	248,728
Effect of non-controlling interest acquisition		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(63,826)	(63,826)
2015 dividends subsequently approved at the annual shareholders’ meeting		—	—	—	—	—	—	—	—	—	—	—	—	(123,133)	—	—	(123,133)	—	(123,133)
Dividends in excess of the minimum mandatory		—	—	—	—	—	—	—	—	(24,070)	—	—	—	24,070	—	—	—	—	—
Interest on dividends in excess of the mandatory minimum		—	—	—	—	—	—	—	—	(5,600)	—	—	—	5,600	—	—	—	—	—
Mandatory minimum dividends		—	—	—	—	—	—	—	—	(27,206)	—	—	—	—	—	—	(27,206)	—	(27,206)
Mandatory minimum interest on capital stock		—	—	—	—	—	—	—	—	(61,804)	—	—	—	—	—	—	(61,804)	—	(61,804)
Retained earnings reserve		—	—	—	—	—	—	—	178,019	(178,019)	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2016		427,073	(37,149)	77,923	17,378	47,485	18,650	20,957	627,208	—	(123,908)	(1,548)	(15,288)	29,670	—	(92,066)	996,385	—	996,385

NATURA COSMÉTICOS S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

		Attributable to shareholders of Natura Cosméticos S.A.
	Note	Capital stock	Treasury shares	Capital reserves			Other reserves				Currency translation differences	Cash flow hedge operations	Remeasurement gain (loss) on defined benefit plans	Dividends	Reserve for the acquisition of non-controlling interests	Transaction with sharehol- ders	Total
				Surplus on issuance/ sale of shares	Tax incentives reserve	Additional paid-in capital	Legal	Tax incentives	Retained earnings	Appropriation of earnings
Balance as of December 31, 2016		427,073	(37,149)	77,923	17,378	47,485	18,650	20,957	627,208	—	(123,908)	(1,548)	(15,288)	29,670	—	(92,066)	996,385
Net income for the year		—	—	—	—	—	—	—	—	670,251	—	—	—	—	—	—	670,251
Other comprehensive income		—	—	—	—	—	—	—	—	—	221,287	9,172	(36,379)	—	—	—	194,080
Changes in stock option plans and restricted shares:		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Provision for stock option plans and restricted shares		—	—	—	—	19,136	—	—	—	—	—	—	—	—	—	—	19,136
Exercise of stock option plans and restricted shares		—	4,605	(2,335)	—	(3,866)	—	—	—	—	—	—	—	—	—	—	(1,596)
2016 dividends subsequently approved at the annual shareholders’ meeting		—	—	—	—	—	—	—	—	—	—	—	—	(29,670)	—	—	(29,670)
Dividends in excess of the mandatory minimum		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mandatory minimum dividends		—	—	—	—	—	—	—	—	(128,741)	—	—	—	—	—	—	(128,741)
Mandatory minimum interest on capital stock		—	—	—	—	—	—	—	—	(85,099)	—	—	—	—	—	—	(85,099)
Retained earnings reserve		—	—	—	—	—	—	—	456,411	(456,411)	—	—	—	—	—	—	—

Balance as of December 31, 2017		427,073	(32,544)	75,588	17,378	62,755	18,650	20,957	1,083,619	—	97,379	7,624	(51,667)	—	—	(92,066)	1,634,746

NATURA COSMÉTICOS S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

		Attributable to shareholders of Natura Cosméticos S.A.
				Capital reserves			Other reserves
	Note	Capital stock	Treasury shares	Surplus on issuance/ sale of shares	Tax incentives reserve	Additional paid-in capital	Legal	Tax incentives	Retained earnings	Appropriation of earnings	Currency translation differences	Effect of translation of subsidiary in hyper- inflationary economy	Cash flow hedge operations	Remeasurement gain (loss) on defined benefit plans	Dividends	Reserve for acquisition of non-controlling interests	Transaction with shareholders	Total
Balance as of December 31, 2017		427,073	(32,544)	75,588	17,378	62,755	18,650	20,957	1,083,619	—	97,379	—	7,624	(51,667)	—	—	(92,066)	1,634,746
Net income for the year		—	—	—	—	—	—	—	—	548,379	—	—	—	—	—	—	—	548,379
Other comprehensive income		—	—	—	—	—	—	—	—	—	483,212	(19,074)	(29,818)	4,502	—	—	—	438,822
Changes in stock option plans and restricted shares:		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Provision for stock option plans and restricted shares		—	—	—	—	52,543	—	—	—	—	—	—	—	—	—	—	—	52,543
Exercise of stock option plans and restricted shares		—	13,136	(3,372)	—	(8,697)	—	—	—	—	—	—	—	—	—	—	—	1,067
Changes in tax incentive reserve		—	—	—	(17,378)	—	—	17,378	—	—	—	—	—	—	—	—	—	—
Minimum mandatory dividends		—	—	—	—	—	—	—	—	(56,661)	—	—	—	—	—	—	—	(56,661)
Mandatory minimum interest on capital		—	—	—	—	—	—	—	—	(111,449)	—	—	—	—	—	—	—	(111,449)
Retained earnings reserve		—	—	—	—	—	—	—	336,532	(336,532)	—	—	—	—	—	—	—	—
Tax incentive reserve		—	—	—	—	—	—	43,737	—	(43,737)	—	—	—	—	—	—	—	—
Adjustment effect of hyperinflationary economy		—	—	—	—	150,513	—	—	(83,858)	—	—	—	—	—	—	—	—	66,655

Balance as of December 31, 2018		427,073	(19,408)	72,216	—	257,114	18,650	82,072	1,336,293	—	580,591	(19,074)	(22,194)	(47,165)	—	—	(92,066)	2,574,102

The notes are an integral part of the consolidated financial statement

NATURA COSMÉTICOS S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

		For the year ended December 31,
	Note	2018	2017	2016
Cash flows from operating activities
Net income for the year		548,379	670,251	308,238
Adjustments to reconcile net income to net cash flows:
Depreciation and amortization	20	589,911	383,352	260,771
Interest on investments and securities	24	(129,296)	(164,442)	(255,437)
Swap and forward derivative contracts		(543,398)	156,130	794,708
Provision for tax, civil and labor risks	17	40,193	124,790	16,965
Inflation adjustment on escrow deposits		(13,780)	(19,307)	(22,982)
Inflation correction on contingencies		4,346	12,655	6,183
Income tax and social contribution	20.a	125,026	300,941	118,621
Results from sale and write-off of property, plant and equipment and intangible assets	14	24,573	40,624	(29,195)
Interest and exchange rate variation on finance leases		52,011	47,080	63,293
Interest and exchange rate variation on borrowings and financing		1,187,869	333,058	(235,605)
Inflation adjustment and exchange rate variation on other assets and liabilities		(3,535)	20,881	(59,892)
Effect of stock option plans		40,505	19,136	8,782
(Reversals) allowance for credit losses, net	8	237,884	233,714	287,279
Inventory write-down to net realizable value	9	22,743	30,558	31,378
Provision (reversal) of health care plan and carbon credits	18	(34,914)	16,606	4,558
Effect of hyperinflationary economy		45,198	—	—
Net loss for the period attributable to non-controlling shareholders		—	—	(11,539)
Provision for acquisition of non-controlling interest		—	—	58,071
Other (provisions) reversals		(26,145)	(320,067)	26,093

		2,167,570	1,885,960	1,370,290
Decrease (increase) in assets
Trade and other receivables		(415,459)	(496,942)	(448,866)
Inventories		(112,331)	47,962	96,375
Recoverable taxes		84,982	(172,136)	(214)
Other assets		(67,864)	11,140	15,285
Increase (decrease) in liabilities
Domestic and foreign trade payables		158,978	436,996	12,052
Payroll, profit sharing and social charges, net		215,412	73,247	6,914
Tax liabilities		(170,098)	(425,292)	(100,896)
Other liabilities		(52,247)	112,600	5,555

Income tax and social contribution paid		(269,966)	(88,209)	(131,173)
(Payments) Accruals of judicial deposits		(364)	2,948	7,702
Tax, civil and labor lawsuits paid	17	(36,464)	(17,553)	(11,306)
Settlement of derivatives financial instruments		(30,967)	(127,509)	(207,686)
Payment of interest on finance leases		(22,691)	(20,952)	(18,155)
Payment of interest on borrowings, financing and debentures	15	(604,224)	(231,522)	(291,311)

Net cash provided by operating activities		844,267	990,738	304,566
Cash flow from investing activities
Acquisition of The Body Shop Limited, net of cash acquired	1	—	(3,880,858)	—
Acquisition of property, plant and equipment and intangible assets	4	(485,016)	(364,372)	(305,815)
Proceeds from sale of property, plant and equipment and intangible assets		6,641	8,244	43,362
Investment in securities		(8,483,684)	(7,411,261)	(6,030,398)
Redemption of securities		9,187,748	6,350,630	5,995,650
Redemption of interest on investments and securities		163,407	455,226	274,562

Net cash provided by (used in) investing activities		389,096	(4,842,391)	(22,639)

Cash flow from financing activities
Payment of finance leases – principal	15	(46,241)	(45,914)	(43,153)
Payment of loans, financing and debentures – principal	15	(6,552,249)	(1,679,371)	(1,826,409)
New loans, financing, finance lease and debentures raised	15	5,015,278	6,391,049	1,265,114
Use of treasury shares to settle exercised stock options		1,067	4,605	(248,728)
Payment of dividends and interest on equity for prior year	20.a)	(201,652)	(109,409)	(123,133)
Receipts (payments) to settle derivative operations		32,401	(107,536)	218,631

Net cash provided by (used in) financing activities		(1,751,396)	4,453,424	(757,678)
Effect of exchange rate changes on cash and cash equivalents		39,950	(110)	(24,622)
Net (decrease) increase in cash and cash equivalents		(478,083)	601,661	(500,373)
Cash and cash equivalents at the beginning of the year	6	1,693,131	1,091,470	1,591,843

Cash and cash equivalents at the end of the year	6	1,215,048	1,693,131	1,091,470

The notes are an integral part of the consolidated financial statements

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

1.	The Company and its operations

Natura Cosméticos S.A. (“Natura Cosméticos”) is a publicly-traded corporation, registered in the special trading segment called “Novo Mercado” in the B3 S.A. – Brasil, Bolsa, Balcão, under the ticker “NATU3”, and headquartered in São Paulo, at Alexandre Colares Avenue, 1188, Vila Jaguara, Postal Code 05106-000, state of São Paulo, Brazil.

Natura Cosméticos and its subsidiaries (the “Company”) essentially operate in the cosmetics, fragrances and toiletries sector, through the development, manufacturing, distribution and sale of their products, in Brazil and abroad. The flagship brand of the Company is “Natura”, followed by “The Body Shop,” acquired in 2017, and “Aesop”, acquired in 2016, see Note 20. Besides retail market and e-commerce, the Company’s sales channels include direct selling through Natura’s independent sales representatives.

2.	Summary of significant accounting polices

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, except when otherwise indicated. The summary of significant accounting policies used in the preparation of these consolidated financial statements is set out in this note. The preparation of the financial statements requires the use of estimates and assumptions which may affect the application of accounting policies and reported amounts of assets, liabilities revenues and expenses. Although management periodically reviews these assumptions and judgments, the actual results could differ from these estimates. For further information on accounting estimates see Note 3.

The significant accounting polices applied in the preparation of the consolidated financial statements are described below. These policies have been consistently applied in the previous years, except for the items mentioned in Note 2.27 related to the application of IFRS 15 – Revenue from Contracts with Customers and IFRS 9 – Financial Instruments.

2.2	Consolidation

a)	Basis of consolidation

The consolidated financial statements include the financial information of Natura and the entities it controls (subsidiaries). Control is achieved when Natura: i) has power over the investee; ii) is exposed, or has rights, to variable returns from involvement with the investee; and iii) has the ability to use its power to affect its returns. Subsidiaries are consolidated from the date on which control is obtained until the date that such control no longer exists, by using accounting policies consistent with those adopted by Natura. Natura Cosméticos holds interests only in subsidiaries.

The consolidation procedures involve combining assets, liabilities, income and expenses, according to their function and eliminating all intracompany balances and transactions, including unrealized profits arising from intracompany transactions.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Below is the list of Natura Cosméticos’ subsidiaries as of December 31:

	Ownership %
	2018	2017
Direct ownership:
Indústria e Comércio de Cosméticos Natura Ltda. – Brazil	99.99	99.99
Natura Comercial Ltda. – Brazil	99.99	99.99
Natura Biosphera Franqueadora Ltda. – Brazil	99.99	99.99
Natura Cosméticos S.A. – Chile	99.99	99.99
Natura Cosméticos C.A. – Venezuela	99.99	99.99
Natura Cosméticos S.A. – Peru	99.99	99.99
Natura Cosméticos S.A. – Argentina	99.99	99.99
Natura Inovação e Tecnologia de Produtos Ltda. – Brazil	—	99.99
Natura Cosméticos y Servicios de México, S.A. de C.V.	99.99	99.99
Natura Cosméticos de México, S.A. de C.V.	99.99	99.99
Natura Distribuidora de México, S.A. de C.V.	99.99	99.99
Natura Cosméticos Ltda. – Colombia	99.99	99.99
Natura Cosméticos España S.L. – Spain	100.00	100.00
Natura (Brazil) International B.V. – Netherlands	100.00	100.00
Natura Brazil Pty Ltd. – Australia	100.00	100.00
Fundo de Investimento Essencial – Brazil	100.00	100.00
Indirect ownership:
Via Indústria e Comércio de Cosméticos Natura Ltda.:
Natura Logística e Serviços Ltda. – Brazil	99.99	99.99
Via Natura (Brazil) International B.V. – Netherlands:
Natura Europa SAS – France	100.00	100.00
Natura Brazil Inc. – USA – Delaware	100.00	100.00
The Body Shop International Limited – United Kingdom	100.00	100.00
Via Brazil Inc. – EUA – Delaware:
Natura International Inc. – USA – New York	100.00	100.00
Via The Body Shop International Limited:
G A Holdings (Guernsey) Limited – United Kingdom	100.00	100.00
G A Holdings (1979) Limited – United Kingdom	100.00	100.00
The Body Shop Worldwide Limited – United Kingdom	100.00	100.00
The Body Shop Global Travel Retail Limited – United Kingdom	100.00	100.00
The Body Shop The Millennium Luxembourg Sarl – United Kingdom	100.00	100.00
The Body Shop Queensile Limited – United Kingdom	—	100.00
B.S. Danmark A/S – Denmark	100.00	100.00
The Body Shop Beteiligungs-Gmbh – Germany	100.00	100.00
The Body Shop Gmbh – Austria	100.00	100.00
The Body Shop Benelux B.V. – Netherlands	100.00	100.00
The Body Shop Service B.V. – Netherlands	100.00	100.00
The Body Shop Svenska Ab – Sweden	100.00	100.00

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

The Body Shop Luxembourg Sarl – Luxemburg	100.00	100.00
The Body Shop S.A.U – Spain	100.00	100.00
The Body Shop Portugal, S.A.	100.00	100.00
The Body Shop (Singapore) Pte Limited– Singapura	100.00	100.00
The Body Shop International (Asia Pacific) Pte Limited	100.00	100.00
The Body Shop (Malaysia) Sdn.Bhd – Malaysia	100.00	100.00
The Body Shop Hong Kong Limited – Hong Kong	100.00	100.00
The Body Shop Australia Limited – Australia	100.00	100.00
Skin & Hair Care Preparations Inc	—	100.00
Buth-Na-Bodhaige Inc – USA	100.00	100.00
Bsi Usa Inc – USA	—	99.99
The Body Shop Canada Limited – Canada	100.00	99.99
The Body Shop Brazil Indústria E Comércio De Cosmeticas S.A – Brazil	99.99	99.99
The Body Shop Brazil Franquias Ltda – Brazil	99.99	99.99
The Body Shop Chile – Chile	99.99	99.99
Via The Body Shop Worldwide Limited:
The Body Shop (France) Sarl	100.00	100.00
Via The Body Shop Beteiligungs GmbH – Germany:
The Body Shop Germany GmbH	100.00	100.00
Via The Body Shop Benelux B.V. – Netherlands:
The Body Shop Belgium B.V (Netherlands Return) -Netherlands	99.99	99.99
The Body Shop Belgium B.V (Belgium Branch) – Netherlands	99.99	99.99
Via The Body Shop Hong Kong Limited – Hong Kong and The Body Shop International (Asia Pacific) Pte Limited:
Mighty Ocean Company Limited – Hong Kong	100.00	100.00
Via Mighty Ocean Company Limited – Hong Kong:
Hsb Hair, Skin And Bath Products Company Limited – Macau	100.00	100.00
Via Buth-Na-Bodhaige Inc:
Aramara S. De R.L. De C.V. – Mexico	100.00	100.00
Cimarrones S.A. De C.V. – Mexico	99.00	99.00
TBS Air I, LLC – USA	74.00	74.00
TBS Air II, LLC – USA	85.00	85.00
TBS Air III, LLC – USA	70.00	70.00
Via Natura Brazil Pty Ltd.:
Natura Cosmetics Australia Pty Ltd. – Australia	100.00	100.00
Via Natura Cosmetics Australia Pty Ltd. – Australia:
Emeis Holdings Pty Ltd – Australia	100.00	100.00
Via Emeis Holdings Pty Ltd – Australia:
Emeis Cosmetics Pty Ltd – Australia	100.00	100.00
Emeis Trading Pty Ltd – Australia	100.00	100.00
Aesop Retail Pty Ltd – Australia	100.00	100.00

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Aesop Japan Kabushiki Kaisha - Japan	100.00	100.00
Aesop Singapore Pte. Ltd. – Singapore	100.00	100.00
Aesop Hong Kong Limited – Hong Kong	100.00	100.00
Aesop USA, Inc. – USA	100.00	100.00
Aesop UK Limited – United Kingdom	100.00	100.00
Aesop New Zealand Limited – New Zealand	100.00	100.00
Aesop Brazil Comercio de Cosmeticos Ltda. – Brazil	99.99	100.00
Aesop Foundation Limited – Australia	100.00	100.00
Via Emeis Cosmetics Pty Ltd – Australia:
Emeis Cosmetics Pty Ltd (South Korea Branch)	100.00	100.00
Via Aesop Hong Kong Limited – Hong Kong:
Aesop Macau Limited – Macau	100.00	100.00
Via Aesop Singapore Pte. Ltd. – Singapore:
Aesop Taiwan Cosmetics Company Limited – Taiwan	100.00	100.00
Aesop Malaysia Sdn. Bhd. – Malaysia	100.00	100.00
Aesop Korea Yuhan Hoesa – South Korea	100.00	100.00
Via Aesop USA, Inc. – USA:
Aesop Canada, Inc. – Canada	99.00	99.00
Via Aesop UK Limited – United Kingdom:
Aesop Switzerland AG – Switzerland	100.00	99.99
Aesop Germany GmbH – Germany	100.00	99.99
Aesop Sweden AB – Sweden	100.00	99.99
Aesop Norway AS – Norway	100.00	99.99
Aesop Italy SARL – Italy	100.00	99.99
Aesop Denmark ApS – Denmark	100.00	99.99
Aesop Austria GMBh – Austria	100.00	—
Aesop Belgium – Belgium	100.00	—
Aesop France SARL – France	100.00	99.99

b)	Business combinations

Business combinations are accounted for by applying the acquisition method when control is transferred to the Company. The consideration transferred is, in general, measured at fair value, as well as the identifiable net assets acquired. Any goodwill arising from the transaction is tested annually for impairment. Goodwill is measured as the excess of the aggregate amount of: (i) the consideration transferred; (ii) the amount of any non-controlling interest in the acquiree; and (iii) in a business combination achieved in stages, the fair value of the acquirer’s previously held equity interest in the acquiree at the acquisition-date; over the net of the amounts of the identifiable assets acquired and the liabilities assumed. When this aggregate amount is lower than the net of the amounts of the identifiable assets acquired and the liabilities assumed, a gain on a bargain purchase is recognized in the statement of income. Gains from a bargain purchase are recognized immediately in the statement of income. Acquisition-related costs are recorded in the statement of income as incurred, except for costs related to the issue of debt or equity instruments.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in the statement of income for the year.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

c)	Ownership interest of non-controlling shareholders

The Company opted to measure any ownership interest of non-controlling shareholders initially by the proportionate interest held in the identifiable net assets of the acquired entity on the acquisition date.

Changes in the Company’s interest in a subsidiary that do not result in loss of control are recorded as “transactions with shareholders” in the statement of changes in shareholders’ equity.

2.3	Foreign currency translation

a)	Functional and presentation currency

The functional currency of Natura and all of its Brazilian subsidiaries is the Brazilian Real. For each entity, the Company determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Company uses the direct method of consolidation.

On January 1, 2018, Natura (Brasil) International B.V. – Netherlands changed its functional currency from Euro to Pound Sterling, mainly due to the acquisition of controlling interest in The Body Shop International Limited, in September 2017, which made the Pound Sterling the most relevant currency in its consolidated operations. The required procedures for translation into the new currency were applied prospectively from the date of change.

b)	Foreign currency transactions and balances

Foreign-denominated transactions are translated into the Brazilian functional currency – Brazilian Reais (R$) – at the exchange rates prevailing on the dates of the transactions. Balance sheet accounts are translated at the exchange rates prevailing at the end of the reporting period. Foreign exchange gains and losses arising on the settlement of such transactions and the translation of monetary assets and monetary liabilities denominated in foreign currency are recognized in the statement of income, in line items “Financial income” and “Financial expenses”.

c)	Presentation currency and translation of financial statements

The financial statements are presented in Brazilian Reais (R$), which is the Company’s presentation currency.

In the preparation of the consolidated financial statements, the statements of income and cash flows and all changes in assets and liabilities of foreign subsidiaries, whose functional currency is the local currency of the respective countries in which they operate (except for Natura (Brasil) International B.V. – Netherlands, as described in item a) above) are converted into Brazilian reais at the average monthly exchange rate closest to the effective exchange rate on the date of the corresponding transactions (except for Natura Cosméticos S.A. – Argentina, which became a hyperinflationary economy as of July 1, 2018, as described in item d) below). The balance sheet is translated into Brazilian reais at the exchange rate of the reporting date.

The effects from variations in the exchange rate arising from these translations are stated under “Other comprehensive income” in the statements of other comprehensive income and in the statement of changes in shareholders’ equity.

d)	Hyperinflationary economy

Starting from July 2018, Argentina has been considered as a hyperinflationary economy. As per IAS 29 – Financial Reporting in Hyperinflationary Economies – the non-monetary assets and

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

liabilities, equity items and the statement of income of the subsidiary Natura Cosmetics S.A. – Argentina (“Natura Argentina”), whose functional currency is the Argentinean peso, are being adjusted so that the figures are reported in the monetary measurement unit at the end of the reporting period. This unit considers the effects measured by the Consumer Price Index (“CPI”) in Argentina starting January 1, 2017 and Argentina’s Domestic Retail Price Index (“IPIM”) up to December 31, 2016.

Non-monetary assets and liabilities booked at historical cost and equity items of Natura Argentina were adjusted for inflation based on the aforementioned indices. The effects of hyperinflation resulting from changes in the overall purchasing power (i) were presented in equity up to December 31, 2017; and (ii) are presented in the statement of income starting January 1, 2018. The statement of income is adjusted at the end of each reporting period based on the variation in the CPI. The net effect of inflation adjustment in 2018 on (i) non-monetary assets and liabilities; (ii) items in the statement of changes in shareholders’ equity; and (iii) statement of income was presented in a specific account for hyperinflation in the financial result (see note 24).

The following procedures were performed to convert the balances to the reporting currency:

•	the amounts related to assets, liabilities and equity items were translated at the exchange rate on the reporting date (0.1029 Argentinean peso for each Brazilian Real in December 2018);

•

revenues and expenses in the period were translated at the exchange rate on the reporting date (0.1029 Argentinean peso (ARS) for each Brazilian Reais (BRL) in December 2018), instead of the average exchange rate of the period, which is used to convert currencies in non-hyperinflationary economies;

•

the statement of income for 2016 and 2017 and the first and second quarters of 2018 and the respective balance sheets of Natura Argentina were not restated. When converting to a currency of a non-hyperinflationary economy, comparison amounts must be those that would have been presented as amounts for the current year in the financial statements of the previous year (that is, not adjusted for subsequent changes in prices or exchange rates).

Cumulative inflation, as measured by the CPI index, for the fiscal year ended December 31, 2018 was 47.99%.

In the fiscal year ended December 31, 2018, the application of IAS 29 resulted in: (i) a negative impact on the financial result of R$25,066; and (ii) a negative impact on net income for the year of R$64,271, which includes effects from the translation of the statement of income at the exchange rate on the reporting date, instead of the average monthly exchange rate. Out of the total impact of R$64,271, R$19,074 is related solely to translation and therefore was classified in other comprehensive income as of December 31, 2018.

2.4	Cash and cash equivalents and short-term investments

Cash and cash equivalents are held for the purpose of meeting short term commitments, rather than for investment or other purposes. Cash and cash equivalents includes cash, bank deposits and short-term investments that are redeemable within 90 days of the investment date. They are usually highly liquid or convertible to a known cash amount and subject to immaterial changes in value, and are recorded at cost plus income earned through the end of the reporting period and do not exceed their fair or realizable values. The instruments that are not eligible for the cash and cash equivalents classification, due to its liquidity, maturity or even its risk of changing in value, are classified as short-term investments.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

2.5	Financial instruments

a)	Accounting practice in effect until January 1, 2018:

i)	Classification

Classification depends on the purpose for which the financial assets and financial liabilities were acquired or contracted and is determined on the initial recognition of the financial instruments.

Financial assets held by the Company are classified into the following categories:

Financial assets measured at fair value through profit or loss

A financial asset is classified as measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Transaction costs are recognized in the statement of income as incurred. These assets are measured at fair value and changes in fair value, including gains from interest and dividends, are recognized in the statement of income for the fiscal year.

This category includes derivative financial instruments, quotas of investment funds and securities. The balances of outstanding derivative instruments are measured at their fair values at the end of the reporting period and classified in current assets or current liabilities, and changes in fair value are recorded in “Financial income” or “Financial expenses”, respectively.

Loans and receivables

Includes non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are recorded in current assets, except for maturities greater than 12 months after the end of the reporting period, when applicable, which are classified as non-current assets. Subsequent to initial measurement, these financial assets are accounted for at amortized cost, using the effective interest method (effective interest rate), less impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and fees or costs incurred. As of December 31, 2018, and 2017, loans and receivables include trade accounts receivable (See Note 8).

Financial liabilities held by the Company are classified into the following categories:

Financial liabilities at fair value through profit or loss

They are classified as fair value through profit or loss when the financial liability is either held for trading or it is designated at fair value through profit or loss.

Other financial liabilities

They are measured at amortized cost using the effective interest rate method. As of December 31, 2018, and 2017 other financial liabilities comprise borrowings, financing and debentures (note 15) and trade payables and reverse factoring operations.

ii)	Measurement

Regular purchases and sales of financial assets are recognized on the transaction date, i.e., on the date the Company agrees to buy or sell the asset.

Financial assets at fair value through profit or loss are initially recognized at their fair value and transaction costs are recognized in the statement of income. Gains or losses resulting from

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

changes in the fair value of financial assets at fair value through profit or loss are recognized in the statement of income, in “Finance income” or “Finance costs”, respectively, for the period in which they occur.

Loans and receivables and financial assets held to maturity are measured at amortized cost. The methodology used involves calculating the amortized cost of a debt instrument and allocating its interest income over the corresponding period. The effective interest rate discounts estimated future cash receipts (including all costs that are an integral part of the effective interest rate, transaction costs and other premiums or deductions) over the estimated life of the instrument. Revenue is recognized based on effective interest for debt instruments not characterized as financial assets at fair value through profit or loss.

b)	Accounting practice effective from January 1, 2018:

All financial assets and liabilities are initially recognized when the Company becomes part of the contractual provisions of the instrument.

i)	Financial assets

Measurement

Upon initial recognition, a financial asset is classified as measured at:

•	amortized cost;

•	fair value through other comprehensive income; or

•	fair value through profit or loss.

Financial assets are not reclassified subsequent to their initial recognition, unless the Company changes the business model for managing financial assets, in which case all financial assets affected are reclassified on the first day of the reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated for measurement at fair value through profit or loss:

•	It is held within a business model whose objective is to hold financial assets to receive contractual cash flows; and

•	its contractual terms generate, on specific dates, cash flows that are relative only to the payment of principal and interest on the outstanding principal amount.

A financial asset is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated as at fair value through profit or loss:

•	is maintained within a business model whose objective is achieved both by receiving contractual cash flows and by the sale of the financial assets;

•	its contractual terms generate, on specific dates, cash flows that are only the payment of principal and interest on the outstanding principal amount.

All financial assets not classified as measured at their amortized cost or at fair value through other comprehensive income are classified as at fair value through profit or loss.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Business model assessment

The Company evaluates the objective of the business model in which the financial asset is maintained in the portfolio, as it reflects the way in which the business is managed and how information is provided to Management. The information taken into account includes:

•

the policies and objectives determined for the portfolio and how these policies actually work. This analysis includes understanding whether Management’s strategy focuses on obtaining contractual interest income, maintaining a certain interest rate profile, the correspondence between the duration of financial assets and the duration of the corresponding liabilities or expected cash outflows, or realizations of the cash flows through the sale of assets;

•	how the performance of the portfolio is assessed and reported to the Management of the Company;

•	the risks that affect the performance of the business model (and the financial asset maintained in that business model) and how those risks are managed;

•	how business managers are remunerated – for example, if the remuneration is based on the fair value of the assets managed or on the contractual cash flows obtained; and

•	the frequency, volume and time of sale of financial assets in previous periods, the reasons for such sale and their expectations of future sales.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not deemed as sales, consistent with the continuous recognition of the Company’s assets.

Financial assets held for trading, or managed with its performance assessed on its fair value, are measured at fair value through profit or loss.

Assessment of whether contractual cash flows are solely payments of principal and interest

To assess contractual cash flows, the “principal” is defined as the fair value of the financial asset upon initial recognition. “Interest” is defined as consideration for the value of money in time, for the credit risk associated with the principal outstanding over a certain period of time and for other risks and basic costs of loans (for example, liquidity risk and administrative costs), as well as profit margin.

The Company considers the contractual terms of the instrument to assess whether the contractual cash flows are solely payments of principal and interest. This includes an assessment of whether the financial asset contains a contractual term that could change the moment or amount of contractual cash flows in such a way that it would not meet this condition. When conducting such assessment, the Company takes into account:

•	contingent events that change the amount or time of the cash flows;

•	terms that may adjust the contractual rate, including variable rates;

•	prepayment and extension of terms; and

•	terms that limit the access of the Company to cash flows from specific assets (for example, based on the performance of an asset).

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

ii)	Financial liabilities

Financial liabilities are measured at amortized cost using the effective interest rate method. As of December 31, 2018, these include borrowings, financing and debentures (Note 15), as well as balance of trade payables and reverse factoring (Note 15.c).

iii)	Offsetting

Financial assets and financial liabilities are offset, and the net amount is presented in the balance sheet, when there is a legally enforceable right to set off recognized amounts and there is an intent to either settle them on a net basis, or to recognize the asset and settle the liability simultaneously.

iv)	Derecognition (write-off) of financial instruments

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when the rights to receive cash flows from the asset have expired, or the Company transferred its rights or risk to receive cash flows of the asset or the Company has assumed an obligation to pay the full amount of received cash flows.

The Company derecognizes a financial liability when its contractual obligation is withdrawn, canceled or expires.

v)	Derivative instruments

Derivative instruments transactions entered into by the Company consist of swaps and non-deliverable forwards (NDFs) intended exclusively to hedge against the foreign exchange risks related to balance sheet positions, acquisitions and property, plant and equipment, projected exports and projected foreign-denominated cash outflows for capital increases in foreign subsidiaries.

They are measured at fair value, and changes in fair value are recognized income, except when they are designated as cash flow hedges, in which case changes in fair value are recorded in “Other comprehensive income” within the statement of changes in shareholders’ equity.

The fair value of derivative instruments is measured by the treasury departments of the Company based on information of each contracted transaction and related market inputs at the end of the reporting period, such as interest rates and exchange coupon. When applicable, these inputs are compared with the positions reported by the trading desks of each of the involved financial institution.

Hedge accounting

Upon the adoption of IFRS 9, the Company elected to maintain its hedge accounting in accordance with IAS 39, following the transition method outlined in item 7.2.21 of IFRS 9.

The Company’s Management approves the hedge accounting practice for derivative financial instruments contracted for hedging purposes: (i) on loans denominated in foreign currency, subject to variable interest rate, (ii) on loans taken denominated in the functional currency (Brazilian Real), subject to fixed interest rate, or (iii) on purchase and sale transactions in foreign currency. The hedged risks include: (i) risk of variation in future cash flows resulting from changes in exchange rates, to which “cash flow hedge” accounting is applicable, and (ii) interest rate risk, to which “fair value hedge” accounting is applicable.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

c)	Cash flow hedge

Consists in hedging against the fluctuation in cash flows attributable to a specific risk related to a known asset or liability or a highly probable forecast transaction that may affect the statement of income.

The effective portion of changes in fair value of derivative instruments that is designated and qualified as cash flow hedge is recognized in other comprehensive income and accumulated in “Unrealized gain (loss) from cash flow hedge operations” and “tax effects on gain (loss) from cash flow hedge operations.” In a “cash flow hedge”, the effective portion of gain or loss from the hedge instrument is recognized directly in equity in other comprehensive income, while the ineffective portion of hedge is immediately recognized in income in financial income (expenses).

For the years ended December 31, 2018, 2017 and 2016, the Company used derivative financial instruments, applying “cash flow hedge accounting” and, as disclosed in Note 5.2, to hedge against exchange rate risk arising from loans, purchase and sale transactions denominated in foreign currency. Also, the Company used hedges against exchange rate risk for intercompany loan operations that: (i) are highly related to the changes in the market value of the hedged item, both at inception as well as during the contract term (effectiveness between 80% and 125%); (ii) have documentation of the following: the operation, the hedged risk, the risk management process and the methodology used in assessing effectiveness; and (iii) are considered effective to reduce the risk related to the exposure to be hedged. Hedges against exchange rate risk allow the application of the hedge accounting methodology, with the effect of its fair value measurement being reported on the statement of changes in shareholders’ equity and from its realization on the statement of income in the heading related to the hedged item.

Hedge accounting is discontinued when the Company cancels the hedge relationship, the hedge instrument matures, is sold, revoked or executed, or no longer qualifies for hedge accounting. Any gains or losses recognized in other comprehensive income and accumulated in the statement of changes in shareholders’ equity as of a certain date remain in equity and are recognized when the forecast transaction is eventually recognized in profit or loss.

If a planned transaction results in the subsequent recognition of a non-financial asset or liability, the cumulative gain or loss in other comprehensive income is reclassified to the statement of income during the same period for which the non-financial asset acquired or non-financial liability assumed affects the statement of income. For example, when the non-financial asset is depreciated or sold. Conversely, if a planned transaction results in the subsequent recognition of a financial asset or liability, the cumulative gain or loss in other comprehensive income is reclassified to the statement of income during the same period for which the financial asset acquired or financial liability assumed affects the statement of income. For example, when financial income or expense is recognized.

When the planned transaction is no longer expected, cumulative gains or losses deferred in equity are immediately recognized in the statement of income for the year.

The Company assesses, along the hedge term, the effectiveness of its derivative financial instruments, as well as changes in their fair value.

For the years ended December 31, 2018, 2017 and 2016, there were no losses related to the ineffective portion recognized in the statement of income for the year.

The fair values of derivative financial instruments are disclosed in note 5.2.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

In addition, it should be mentioned that, during the years ended December 31, 2018, 2017 and 2016, the Company did not enter into transactions related to hedge of fair value or hedge of net investment.

2.6	Inventories

Carried at the lower of average cost of purchase or production and net realizable value.

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average method. The Company considers the following when determining its provision for inventory losses: discontinued products, products with slow turnover, expired products or products nearing the expiration date and products that do not meet quality standards.

2.7	Carbon Credits – Carbon Neutral Program

In 2007, the Company assumed with its employees, customers, suppliers and shareholders a commitment to be a Carbon Neutral company, aiming to neutralize its emissions of Greenhouse Gas – GHG throughout the entire production chain, from extraction of raw materials to post-consumption. This commitment, which currently refers only to operations under the Natura brand, is not a legal obligation, since Brazil does not have a reduction target, despite being a signatory to the Kyoto Protocol. For this reason, it is considered a constructive obligation under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets- which requires the recognition of a provision in the financial statements if the commitment is subject to disbursement and measurable.

The liability is estimated based on the inventories of carbon emissions and measured based on the market price for the acquisition of neutralization licenses. As of December 31, 2018, 2017 the balance recorded under “Other non-current liabilities” (see note 18), refers to the total carbon emissions during the period of 2007 to 2018 and respectively, that have not yet been offset by corresponding projects and therefore do not require the execution of a carbon certificate.

Following its beliefs and principles, the Company elected to purchase carbon credits by investing in projects with environmental benefits arising from the voluntary market. Thus, the costs will generate carbon credits after completion or maturation of these projects.

During these years, these cash outlays were recorded as “other current assets” (see note 13).

Upon effective delivery of the related carbon credit certificates to the Company, the obligation of being Carbon Neutral is effectively fulfilled. Therefore, the balances of assets are offset against those of liabilities.

The difference between the carrying amounts of assets and liabilities refers to the obligation of future certificate acquisitions or advanced payments for investments in ongoing projects and, for this reason, are not yet available for neutralization of emissions and offsetting of liabilities.

2.8	Property, plant and equipment

Stated at cost of acquisition or construction, plus interest capitalized during the construction period, in the case of qualifying assets, and reduced by accumulated depreciation and impairment losses, when applicable. Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate. Additionally, the useful lives of the assets are reviewed annually.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Rights in tangible assets arising out of finance leases and intended for the maintenance of the Company’s activities are recorded as if they were a financed acquisition, with a property, plant and equipment and a financing liability being recognized at the inception of each transaction. The assets are also subject to depreciation calculated over the estimated useful lives of the respective assets or over the contract term, when the financial lease has no purchase option.

Land is not depreciated. Depreciation of the other assets is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their useful lives, and is generally recognized in the statement of income. The estimated useful lives of the assets are mentioned in Note 14.

Gains and losses on disposals are calculated by comparing the proceeds from the sale with the carrying amount, and are recognized in the statement of income under “Other operating income (expenses), net”.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

2.9	Intangible assets

a)	Software

Licenses of software and enterprise management systems acquired are capitalized and maintenance costs are recognized as expenses when incurred.

The system acquisition and implementation costs are capitalized as intangible assets when the asset is identified, when there is evidence that future economic benefits will flow into the entity and when the asset is controlled by the Company, taking into consideration its economic and technological viability. The amounts incurred on software development recognized as assets are amortized under the straight-line method over its estimated useful life. The expenditures related to software maintenance are expensed when incurred.

b)	Trademarks and patents

Separately acquired trademarks and patents are stated at their historical cost. Trademarks and patents acquired in a business combination are recognized at fair value on the acquisition date.

c)	Relationship with retail clients, franchisees and sub-franchisees

Relationships with retail clients, franchisees and sub-franchisees acquired in business combinations are recognized at fair value on the acquisition date. and their amortization is calculated on a straight-line basis, based on rates shown in Note 14.

d)	Key money with defined useful life

Key money with defined useful life is recorded at the acquisition cost and amortized on a straight-line basis during the rental period, as shown in Note 14.

The Company amortizes the intangible assets with definite life over its useful life, where useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

e)	Intangible assets with indefinite useful lives

Intangible assets with indefinite useful lives held by the Company refer mainly to trademarks and goodwill due to expectations of future economic benefits arising from transactions involving business transactions, and tradeable key money.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses.

These assets are not amortized but are tested annually for impairment either individually or at the level of the cash generating unit (or groups of cash generating units). The assessment of indefinite life is reviewed annually to determine whether this assessment continues to be supportable. Otherwise, the change in useful life from indefinite to finite is made on a prospective basis.

Gains and losses arising from the derecognition of an intangible asset are measured as the difference between the net value received from the sale and the carrying amount of the asset. These values are recognized in profit or loss upon disposal of the asset under “Other operating income (expenses), net”.

2.10	Impairment assessment

The assets’ carrying amount is annually tested to identify evidences of impairment, or also significant events or changes in circumstances that indicate the carrying value of an asset may not be recoverable. When applicable, a loss arises from situations where the carrying amount of an asset exceeds its recoverable amount.

For impairment assessment purposes, assets are grouped at the lowest levels for which there are independent cash flows (cash-generating units, or CGUs).

The assets of the Company are initially grouped into operating segments, following the Company’s Corporate Governance structure. Within each operating segment, assets are grouped into CGUs as follows:

Operating Segment	Identification of CGUs
Natura Brazil	• Direct selling • Individual stores
Natura LATAM	• Argentina • Chile • Peru • Mexico • Colombia
Natura Others	• France • USA
Aesop	• Individual stores
The Body Shop	• Individual stores and franchises

The recoverable amount of an asset or CGU is determined as being the higher of the value in use and the fair value less costs of disposal. When estimating the value in use of the asset, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the weighted average cost of capital for the industry in which the cash-generating unit operates. The fair value less costs of disposal is determined, whenever possible, based on the sales

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

contract agreed upon between knowledgeable and interested parties, adjusted for expenses attributable to the sale of the asset. When there is no binding sale agreement, the calculation should be based on the market price of an active market, or on the price of the most recent transaction with similar assets.

2.11	Product research and development expenses

The Company’s accounting practice includes recording its product research and development costs, when incurred, as expenses for the period. Since the Company has both a high innovation index and high product turnover in its sales portfolio, meeting all the aspects required under IAS 38 – Intangible Assets – becomes impracticable when capitalizing the amounts.

2.12	Leases

Lease classification is made at the inception of the contract. Leases where the lessor retains substantially all the risks and rewards incidental to ownership are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term. For more information regarding the application of IFRS 16, see note 2.26.

Leases where the Company retains substantially all the risks and rewards incidental to ownership are classified as finance leases. These leases are capitalized in the balance sheet at the commencement of the lease term at the lower of the amount of the fair value of the leased asset and the present value of the minimum lease payments.

Each lease installment is apportioned between liabilities and the finance charges in order to obtain a constant effective interest rate on the outstanding liability. The corresponding obligations, less the finance charge, are classified in current liabilities and non-current liabilities, according to the lease term. Property, plant and equipment items acquired through finance leases are depreciated over their useful lives, as described in Note 2.8, or over the lease term, when it is shorter and has no purchase option.

2.13	Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of a qualifying asset that requires significant effort to be ready for its intended use or sale are capitalized as part of the cost of the corresponding asset. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs incurred by an entity related to the loan.

2.14	Trade payables and reverse factoring

These are initially recognized at their nominal amounts, plus interest, inflation adjustments and exchange rate differences through the end of the reporting period, when applicable.

2.15	Borrowings, financing and debentures

Initially recognized at fair value of proceeds received less transaction costs, plus charges, interest, adjustments and exchange rate differences incurred through the end of the reporting period, as shown in Note 15.

2.16	Provisions, contingent liabilities and contingent assets

Provisions are recognized when the Company has a legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation,

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

and its value can be measured with sufficient reliability. Provisions are measured based on the expected outflow of resources to settle the obligations using the best estimated amount, according to related risks.

The provisions for tax, civil, and labor risks are adjusted for inflation through the end of the reporting period to cover probable losses, based on the nature of the risk and the opinion of the Company’s legal counsel.

Contingent assets are not recognized by the Company and are only disclosed when there is probable receipt of economic benefits. If it is practically certain that economic benefits will be received, the asset and the corresponding gain are recorded in the period corresponding to the change in estimate.

2.17	Current and deferred income tax and social contribution

Recognized in the statement of income, unless, when applicable, in the proportion related to items recognized directly in the statement of changes in shareholders’ equity. In this case, taxes are recognized directly in other comprehensive income.

Except for foreign subsidiaries, which apply the prevailing tax rates of the respective countries in which they operate, income tax and social contribution incurred on the profits of Natura Cosméticos and its Brazilian subsidiaries are calculated at the tax rates of 25% and 9%, respectively, and consider the offset of tax losses and social contribution tax loss carryforwards, limited to 30% of taxable income for the fiscal year.

Current income tax and social contribution expenses are calculated using the laws and regulations enacted at the end of the reporting period, pursuant to Brazilian tax regulations, including specific rules related to Taxation on Universal Bases, where applicable. Management periodically assesses situations where the applicable tax law is subject to possibly different interpretations and, when appropriate, recognizes provisions.

Deferred income tax and social contribution are calculated on temporary differences between the tax base of assets and liabilities and their carrying amounts. Deferred income tax and social contribution are calculated using the rates enacted at the end of the reporting period that must be applied when deferred income tax and social contribution assets and liabilities are realized.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable income will be available, from which it is offset. Future taxable income is determined based on the reversal of relevant taxable temporary differences. If taxable temporary differences are insufficient to fully recognize a deferred tax asset, then future taxable income will be considered, adjusted for reversals of existing temporary differences, and based on the business plans of the Company. The amounts of deferred income tax and social contribution assets and liabilities are presented net only when there is a legal right to offset current tax assets against tax liabilities and/or when current deferred income tax and social contribution assets and liabilities are related to the income tax and social contribution levied by the same tax authorities on the taxable entity, or different taxable entities where there is intention to settle the net balances. Details are disclosed in Note 11.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

2.18	Employee benefits

a)	Short-term benefits

The obligations of short-term benefits for employees are recognized as personnel expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or constructive obligation to pay the amount due for services rendered by an employee in the past and the obligation can be reliably estimated.

b)	Profit sharing

The Company recognizes a liability and an expense for profit sharing based on criteria that considers the profit attributable to its shareholders after certain adjustments and the achievement of specific operational goals and objectives established and approved at the beginning of each fiscal year.

c)	Long-term incentive program

The Company makes available to eligible executives of its subsidiary Emeis Holdings Pty Ltd. a long-term incentive program, based on criteria linked to specific operational goals and objectives established at the beginning of the relationship between the parties, being such obligation recorded as a liability and remeasured with effect on the statement of income.

d)	Post-employment healthcare defined benefit

The actuarial liability for the healthcare plan refers to a post-employment benefit plan to current and former employees who made fixed contributions for funding the healthcare plan up to April 30, 2010, when the healthcare plan design was changed and fixed contributions were eliminated. Those who contributed to the plan for ten years or more are ensured the right to remain as a beneficiary for an indefinite term (lifetime), and those who contributed for a period of less than ten years are ensured the right to remain as a beneficiary at the rate of one year for each year in which fixed contributions were made. This group of current employees, in the event of termination of employment relationship, may opt to remain in the plan in accordance with applicable legislation, thereby assuming the payment of the monthly plan fee charged by the healthcare plan operators. However, this monthly plan fee does not necessarily represent the total cost of the user, which is borne by the Company through payment of the excess cost, as an additional benefit.

The costs associated with this benefit are recognized under the accrual method of accounting as a defined-benefit post-employment benefit plan using the projected unit credit method.

The current service cost and accrued interest on the present value of the liability are recognized in the statement of income and the actuarial gains and losses generated by the remeasurement of the liability due to changes in actuarial assumptions are recognized as other comprehensive income. In case of changes or reductions in the plan, the effects of the cost of past services are recognized in the statement of income on the date of occurrence.

2.19	Share-based payment

The Company’s executives are granted three plans: stock option, restricted share and strategy acceleration program. They are settled exclusively with each plan’s own shares.

The plans are measured at fair value at the grant date. In determining the fair value, the Company uses an adequate valuation method, details of which are disclosed in Note 23.1.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

The cost of transactions settled with equity instruments is recognized, together with a corresponding increase in the statement of changes in shareholders’ equity, under the heading “Additional paid-in capital”, throughout the period in which the service conditions are fulfilled, ending on the date on which the employee acquires the full right to the award (acquisition date). The cumulative expense recognized for equity instrument transactions settled on each base date up to the acquisition date reflects the extent to which the vesting period has transpired and the Company’s best estimate of the number of equity instruments to be acquired. The expense or credit is recorded under the heading “Administrative expenses” in the statement of income for the period.

For the stock option plan and the strategy-acceleration program, even if the exercise period expires, the recognized expense is not reversed because the right has been acquired by the executives.

Equity-settled share-based payment awards that are cancelled (except for cancellations where the right over the equity instrument is lost for not fulfilling the concession conditions) are treated as if they had been acquired on the date of the cancellation, and any expense not recognized is registered immediately. This includes any award where the Company or the counterparty has the option of not fulfilling the non-acquisition obligation. All cancellations of transactions settled with equity securities are treated in the same way.

The dilution effect of options granted is reflected as additional share dilution in the calculation of diluted earnings per share (Note 26.2).

2.20	Dividends and interest on equity

Any proposed distribution of dividends and interest on capital that is within the mandatory minimum dividend payment is recognized under the line item “Dividends and interest on equity payable” in current liabilities, since the Company’s bylaws consider this proposal as a legal obligation. However, the portion of dividends that exceeds the minimum dividends declared by management after the reporting period, but before the authorization date for issuance of these financial statements, is recognized in the line item “Proposed additional dividends” and their effects are disclosed in note 19.b.

For corporate and accounting purposes, interest on capital is stated as allocation of income directly in the statement of changes in shareholders’ equity.

2.21	Treasury shares

These shares are the Company’s own equity instruments which are reacquired (Treasury shares) and recognized at acquisition cost and deducted from shareholders’ equity. No gain or loss is recognized in the statement of income on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

2.22	Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to the grant, and that it will be received.

Government grants shall be recognized in the statement of income simultaneously over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Up until December 31, 2017, the loans granted by the government with below-market rate of interest were treated as a government grant. These loans were measured by taking the difference between the proceeds received and the fair value of the loan measured using the market rate of interest. From January 1, 2018, the government ceased to provide such favorable rate and these loans were indexed by an equivalent interest rates to the market. Therefore, the Company discontinued this accounting practice.

2.23	Reportable segments

Information per operating segment is consistent with the internal report provided to the chief operating decision maker on operational matters.

The main decision-making body of the Company, which is responsible for defining the allocation of resources to each operating segment, is the Board of Directors of the Company. The Board is advised by the Company’s Operations Committee (“GOC”), the Audit, Risk Management and Finances Committee, the People and Corporate Development Committee, the Strategic Committee and the Corporate Governance Committee (“Committees”).

The GOC is comprised of the CEOs of Natura, The Body Shop and Aesop, in addition to representatives of key business areas (Finance, Human Resources, Business Strategy and Development, Legal, Innovation and Sustainability, Operations and Corporate Governance). This committee is responsible, among other things, for monitoring the implementation of short and long-term strategies, and for making recommendations to the Board of Directors regarding the management of the Company, from the viewpoint of results, allocation of resources among business units, cash flow and talent management.

2.24	Revenue from contracts with customers

The Company initially adopted IFRS 15 as of January 1, 2018. The information on the Company’s accounting practices related to revenue from contracts with customers, as well as the effects of the initial adoption of IFRS 15, is presented in item 2.27.

2.25	Financial income and financial expenses

The Company’s financial income and expenses is comprised of:

•	interest income;

•	interest expenses;

•	dividends revenue;

•	dividends of preferred shares issued classified as financial liability;

•	net gains/losses from financial assets measured at fair value through profit or loss;

•	net gains/losses from exchange variation on financial assets and liabilities;

•	net gains/losses from hedge instruments recognized in the statement of income; and

•	reclassifications of net gains previously recognized in other comprehensive income.

Interest income and expenses are recognized as profit or loss through the effective tax rate method.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Revenue from dividends is recognized in the statement of income on the date at which the Company’s right to receive payment is established.

The Company classifies interest received and dividends and interest on capital received as cash flows from investing activities.

2.26	New standards and interpretations and amendments to standards not yet adopted

The standards, amendments and interpretations issued, but not yet adopted, up to the date of issuance of the Company’s financial statements are presented below. The Company intends to adopt these standards when they become effective.

IFRS 16 – Leases

The new standard will replace IAS 17 – Leases and IFRIC 4 – Determining whether an Arrangement contains a Lease. The standard came into effect on January 1, 2019, and introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. A contract contains a lease if it includes both of the following:

•

An identifiable asset explicitly or implicitly specified. In this case, the supplier does not have the practice of replacing the asset, or such replacement would not bring any economic benefit to the supplier.

•

The right to control the use of the asset over the duration of the contract. In this case, the Company must have the authority to make decisions regarding the use of the asset and the capacity to obtain substantially all economic benefits from the use of the asset.

The standard includes two exemptions for the recognition for lessees to be applied by the Company: leases of low-value assets and short-term leases, i.e., lease terms of 12 months or less.

The IFRS 16 adoption project included the engagement of external experts to assist the Company in identifying and measuring the effects on the date of first-time adoption, identifying the needs for modification of the systems used, and designing and implementing internal controls, adequate policies and procedures to obtain and disclose the information required by these new pronouncements. These analyses and amendments were in the process of being concluded on the reporting date of these financial statements.

The Company opted for the simplified modified retrospective transition approach, without restatement of comparative periods, therefore, the cumulative effect of adopting IFRS 16 will be recognized as an adjustment to the opening balance of retained earnings at 1 January 2019, with no restatement of comparative information.

The Company plans to apply the practical expedient intended to ease implementation of the new leases standard. This means that it will apply IFRS 16 to all contracts entered into before 1 January 2019 and identified as leases in accordance with IAS 17 and IFRIC 4, considering the following criteria:

•

Recognition of lease liabilities on the first-time adoption date for leases previously classified as operating leases. Lease liabilities will be measured at present value of the remaining lease payments, net of PIS and COFINS credits (when applicable), discounted using the incremental interest rates on loans, grouped by nature of the asset, region and contractual period. The tax impact of finance lease liabilities existing on the first-time adoption date is being evaluated by the Company.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

•

Recognition of right-of-use assets on the first-time adoption date for leases previously classified as operating leases. The right-of-use asset is measured at the equivalent amount of the lease liability, and adjusted by the value of any early or accrued lease payments related to the lease that has been recognized in the balance sheet immediately before the first-time adoption date.

The following charts show the impacts of first-time adoption of IFRS 16 on January 1, 2019:

Right-of-use assets on January 1, 2019

Right-of-use assets (equivalent to the lease liability)	1,902,545
Property, plant and equipment recognized through financial lease	481,491
Key money transferred	130,295
Any initial direct costs incurred by the lessee, and lease payments made less any lease incentives received	(55,831)

Right-of-use assets on January 1, 2019	2,458,500

Lease liabilities on January 1, 2019

Right-of-use assets (equivalent to the lease liability) Balance of operating lease commitments presented in the financial statements of December 31, 2018	1,862,977
Inflation adjustment of commitments	303,563

Updated balance of operating lease commitments on December 31, 2018	2,166,540
Present value of operating lease on January 1, 2019	1,965,655
(+) Financial lease recognized on December 31, 2018, net of PIS and COFINS tax credits	411,373
Exemptions of recognition:
(-) low-value, short-term leases	(63,110)

Lease liabilities on January 1, 2019	2,313,918

These impacts will be neutralized for the purposes of control of the Company’s covenants, since they were determined before the new standard become effective, in accordance with agreements entered into with financial institutions.

IFRIC 23 – Uncertainty over Income Tax Treatments

This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 – Income Taxes – when there is uncertainty over income tax treatment. In such circumstances, an entity shall recognize and measure its current or deferred tax assets or liabilities by applying the requirements of IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, which are determined by applying this interpretation. This interpretation will become effective for annual periods starting on or after January 1, 2019 and its impacts are being assessed by the Company’s Management.

There are no other standards, amendments and interpretations of standards issued but not yet adopted that, in Management’s opinion, have a significant impact on the income or shareholders’ equity disclosed by the Company.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

2.27	New standards, amendments and interpretations of standards adopted for the first time for periods starting on or after January 1, 2018.

a)	Changes in Accounting Policies

IFRS 15 – Revenue from Contract with Customers

Starting January 1, 2018, the Company adopted IFRS 15, which establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control – at a point in time or over time – requires judgment. The Company has adopted IFRS 15 using the cumulative effect method (without practical expedients), with the effect of initially applying this standard recognized at the date of initial application (i.e. 1 January 2018). Accordingly, the information presented for 2017 has not been restated – i.e. it is presented, as previously reported, under IAS 18. Additionally, the disclosure requirements in IFRS 15 have not generally been applied to comparative information.

As a result of the implementation IFRS 15, the Company reviewed its accounting practices related to the identification of performance obligations, such as recognition for performance granted to Natura Consultants, events and conventions aimed at encouraging and congratulating the best Natura Consultants, and other obligations, as shown below:

Performance obligation	Nature, fixation of transaction price and the moment when performance obligation is fulfilled	Nature of changes in accounting practices
a) Direct sales

Revenue from sales is generated from sales to Natura Consultants (our customers) based on the fair value of consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. Revenue from sales is recognized when the performance obligation is fulfilled, i.e., when the promised product is physically transferred and the Natura Consultant obtains control over this product.

Revenue from sales is generated and accrued initially in the sales subsidiary ledger of the Company from the moment when the dispatch slip is issued in the customers’ name. However, since revenue is recorded only when the final delivery of products effectively occurs, the Company registers provisions to eliminate the amount

IFRS 15 did not have significant impacts.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

of revenue related to products dispatched and not received by Natura Consultants on each reporting date.

b) Direct sales – Additional charges and penalties for late payments	The Company charges from its customers (Natura Consultants) additional charges and penalties for late payments in settlement of sales receivables. Due to the level of uncertainty in receiving these amounts (variable consideration), the Company recognizes revenue from additional charges and penalties for late payments only upon receipt of the amount.

Until December 31, 2017, the Company recognized these amounts as a recovery of selling expenses.

With the adoption of IFRS 15, the Company concluded that amounts related to additional charges and penalties for late payments of Consultants correspond to variable components received in exchange for transfer of goods, that is, they are part of the transaction price.

c) Retail sales	At Emeis Holding Pty Ltd, Natura Comercial Ltda., Natura Europa SAS – França, Natura International Inc. and The Body Shop International Limited, which operate in the retail market, sales revenue is measured based on the fair value of consideration received/receivable, excluding discounts, rebates and taxes or charges on sales. This sales revenue is recognized when the performance obligation is fulfilled, i.e., when the promised product is physically transferred and the consumer obtains control over this product.	IFRS 15 did not have significant impacts.

d) Loyalty program (Points campaign)	The Company offers points campaign (loyalty program), in which customers accumulate points while buying the Company’s products to be exchanged (redeemed) for products in the future. Measurement of points is based on their expected cost, plus a margin. The amount allocated to the loyalty program is deferred and the revenue is recognized upon

Under IAS 18, the revenue was allocated among the campaigns and the products based on cost.

Upon adoption of IFRS 15, deferred revenue from the points campaign is now measured based on the expected cost, plus a margin.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

redemption of the points accumulated by Natura Consultants or when it is no longer probable that the points will be redeemed.

e) Program for recognition of Natura Consultants’ performance	The Company has performance recognition programs, in which it awards Natura Consultants based on achievement of targets and objectives. The Company believes that this performance recognition program has a high value and hence is considered a performance obligation. Measurement of performance recognition programs is based on their expected cost, plus a margin. The amount allocated to performance recognition programs is deferred and revenue is recognized when awards are delivered to Natura Consultants.

Under IAS 18, the Company did not characterize the performance recognition program as a performance obligation to be fulfilled.

Upon adoption of IFRS 15, the Company concluded that the performance recognition program is a promise that creates a reasonable expectation for Natura Consultants and, therefore, it was considered a performance obligation.

f) Events	Natura Cosméticos organizes events to encourage and recognize the best Natura Consultants. Natura Cosméticos believes that these events are of high value for Natura Consultants and create expectations among them to participate in them. Thus, the Company believes that these events are characterized as performance obligations. Measurement of events is based on their expected cost, plus a margin. The amount allocated to events is deferred and the revenue is recognized when the event is held.

Under IAS 18, the Company did not characterize the events as a performance obligation to be fulfilled.

Upon adoption of IFRS 15, the Company concluded that events are a promise that creates a reasonable expectation for Natura Consultants and, therefore, they were considered a performance obligation.

g) Franchises (Courses, training and consulting / Outfit and inauguration)	Upon execution of the agreement, the Company charges from franchisees a fixed amount, part of which is allocated to courses, training and consulting to prepare the franchisees to sell products under Natura brand. The other part refers to outfit (specific products to be used at the franchisee store) and	IFRS 15 did not have significant impacts.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

inauguration (opening event of franchisee’s store). The Company believes that these items represent a material right and, for such, they were considered performance obligations. Measurement is based on the market value of these items, which are initially recognized as deferred revenue. When the franchisee’s store is opened, this deferred revenue is allocated to the statement of income for the year.

h) Franchisees (Advertisement program)	Upon the execution of the agreement, the Company charges from franchisees a fixed amount, a part of which is for the advertisement fund (monthly delivery of showcases). The Company believes that this item represents a material right and, for such, it was considered a performance obligation. Measurement is based on the market value of this item, which is initially recognized as deferred revenue. This revenue is deferred and allocated to the statement of income for the year upon the delivery of showcases to the franchisees.	IFRS 15 did not have significant impacts.

i) Franchises (Brand use right)	Upon the execution of the agreement, the Company charges from franchisees a fixed amount, part of which is for the use of the “Natura” brand. The Company believes that this item represents a material right and, for such, it was considered a performance obligation. Measurement is based on residual value, i.e., the remaining value after excluding the market value of courses, training and consulting services, outfit and inauguration, and the Advertisement Fund. This amount is initially recognized as	IFRS 15 did not have significant impacts.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

deferred revenue. This deferred revenue is allocated to the statement of income, on a straight-line basis, over the term of the franchise agreement.

j) Incentives related to “free-of-charge” products and samples	Natura Cosméticos grants incentives related to “free-of-charge” products and samples for its customers (Natura Consultants and/or end consumers). Since it is considered a material right, the Company recognizes this item as a performance obligation. Considering that the delivery of products and the realization of performance obligation of delivering “free-of-charge” products or samples occur at the same time, the Company concluded that an allocation of prices and monitoring these two performance obligations separately are not applicable. Thus, revenue is recognized when the physical transfer of the product occurs and the customer obtains control over this product.	IFRS 15 did not have significant impacts.

IFRS 9 – Financial Instruments

Starting January 1, 2018, the Company adopted IFRS 9, which establishes the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

Classification and measurement of financial assets and financial liabilities

IFRS 9 introduces a new methodology to classify and measure financial assets, which consists of determining a business model used by the Company to manage its financial assets. With regard to financial liabilities, classification and measurement continue consistent with IAS 39 – Financial Instruments: Recognition and Measurement.

Financial assets

The business models defined by IFRS 9 are:

•	Financial asset held in order to collect contractual cash flows – the purpose is to hold the financial asset or group of financial assets solely to collect contractual cash flows.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

•	Financial asset held to both collect contractual cash flows and sell – the purpose is to hold the financial asset or group of financial assets to both collect contractual cash flows and to sell.

•	Others – If a financial asset or group of financial assets is not classified according to the business models mentioned above, it must be recorded in the residual assets category.

For financial assets, the determination of business model must consider the following aspects:

•	How the performance of the business model (and the financial assets held within that business model) is evaluated and reported to key personnel;

•	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way in which those risks are managed; and

•	How managers of the business are compensated (for example, whether the compensation is based on the fair value of the assets managed or on the contractual cash flows collected).

Based on these aspects, the Company identified the following business models:

Model 1: Financial asset held in order to collect contractual cash flows – Management of resources in order to collect solely contractual cash flows and, in some cases, subsequent transfer of these resources to related parties.

Model 2: Others – Management of resources for cash flow purposes.

Model 3: Others – Management of resources as hedge instrument in hedge accounting transactions (“hedge accounting”).

The business model determined for each financial asset on the first-time adoption date, that is, January 1, 2018, is shown below:

Item	Business model	Measurement category
Financial assets
Financial and operating derivatives	Model 2	Fair value through profit or loss
Financial and operating derivatives (hedge accounting)	Model 3	Fair value – Hedge instruments
Government bonds	Model 2	Fair value through profit or loss
Treasury bills	Model 2	Fair value through profit or loss
Certificates of Bank Deposits	Model 1	Amortized cost
Bank Deposit Certificates – Exclusive investment funds	Model 2	Fair value through profit or loss
Repurchase agreements	Model 2	Fair value through profit or loss
Loan investment funds	Model 2	Fair value through profit or loss
Trade receivable	Model 1	Amortized cost
Cash and banks	Model 2	Fair value through profit or loss

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

On January 1, 2018, Management evaluated which business model applies to financial assets maintained by the Company on the date of application of IFRS 9 and classified them accordingly. The main effects arising out of this new classification are:

Financial assets – January 1, 2018	Fair value through profit or loss	Fair value – Hedge instruments	Amortized cost	Total financial assets
Balance as of January 1, 2018 – IAS 39	3,050,818	7,860	2,064,457	5,123,135
Certificates of Bank Deposits	(23,286)	—	23,286	—
Cash and cash equivalents	556,536	—	(556,536)	—

Balance as of January 1, 2018 – IFRS 9	3,584,068	7,860	1,531,207	5,123,135

On the date of initial application, i.e., January 1, 2018, the Company’s financial instruments included the following:

	Measurement category		Carrying amount
	as of December 31, 2017 (IAS 39)	as of January 1, 2018 (IFRS 9)	as of December 31, 2017	as of January 1, 2018	Difference
Financial assets
Financial and operating derivatives	Fair value through profit or loss	Fair value through profit or loss	6,918	6,918	—
Financial and operating derivatives (hedge accounting)	Fair value – Hedge instruments	Fair value – Hedge instruments	7,860	7,860	—
Government bonds	Fair value through profit or loss	Fair value through profit or loss	864,825	864,825	—
Treasury bills	Fair value through profit or loss	Fair value through profit or loss	915,853	915,853	—
Certificates of Bank Deposits (i)	Fair value through profit or loss	Amortized cost	23,286	23,286	—
Certificates of Bank Deposits – Exclusive investment funds	Fair value through profit or loss	Fair value through profit or loss	143,214	143,214	—
Repurchase agreements	Fair value through profit or loss	Fair value through profit or loss	922,054	922,054	—
Loan investment funds	Fair value through profit or loss	Fair value through profit or loss	174,668	174,668	—
Trade receivable	Loans and receivables	Amortized cost	1,507,921	1,507,921	—
Cash and banks (ii)	Loans and receivables	Fair value through profit or loss	556,536	556,536	—

			5,123,135	5,123,135	—

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Financial liabilities
BNDES loans	Other financial liabilities	Amortized cost	(598,897)	(598,897)	—
Issue of debts in domestic currency	Other financial liabilities	Amortized cost	(7,759,766)	(7,759,766)	—
Issue of debts in foreign currency	Other financial liabilities	Amortized cost	(510,477)	(510,477)	—
Financial lease liabilities	Other financial liabilities	Amortized cost	(462,760)	(462,760)	—
Trade payables and reverse factoring	Other financial liabilities	Amortized cost	(1,553,763)	(1,553,763)	—

			(10,885,663)	(10,885,663)	—

(i)

The fair value of Certificates of Bank Deposits was very close to their amortized cost measured at the effective interest rate method. Accordingly, measurement category reclassification did not cause changes in their values.

(ii)

The fair value of “Cash and cash equivalents” is equivalent to its amortized cost measured at the effective interest rate method. Accordingly, measurement category reclassification did not cause changes in its value.

i)	Impairment

IFRS 9 introduces a new impairment model, replacing the incurred loss model for the expected credit loss model, which requires the recording of a provision upon initial recognition of the asset exposed to credit risk.

Trade receivables

Due to the characteristics of the Company’s accounts receivable, such as (i) insignificant financial component, (ii) noncomplex receivables portfolio, and (iii) low credit risk, the Company adopted a simplified approach for expected credit loss, which consists in recognizing expected credit losses for the total useful life of the asset.

The methodology for calculating the provision for doubtful accounts adopted by the Company until December 31, 2017 was the aging list, in which the provision is calculated based on the history of losses. The methodology consisted of using an estimate for age range through weighted average of losses of the last 6 months. The calculation also considered a segregation of Natura Consultants by time of relationship, and a division between renegotiated and non-renegotiated trade bills. The Company also concluded that the macroeconomic indicators did not have significant impact on its provision estimates. To corroborate this understanding, the Company carried out several correlation analyses between indicators that could potentially have some influence in the industry and its history of doubtful accounts, such as Gross Domestic Product (GDP), Unemployment Rate, National Broad Consumer Price Index (IPCA) and the basic interest rate (SELIC).

After its analysis, Management concluded that the methodology already adopted by the Company complies with the expected credit loss model and, for this reason, the first-time adoption of IFRS 9 starting January 1, 2018 did not cause significant impacts on the measurement of provision for doubtful accounts.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Certificate of bank deposits measured at amortized cost

The Company analyzes the changes in the rates of investments in certificates of bank deposits and, when available, the prices of Credit Default Swaps (CDS), together with information from regulatory agencies about the issuing financial institutions. Delinquency probabilities for 12 months and for the term of these investments were based on historical data provided by credit rating agencies for each credit grade and were analyzed in terms of sensitivity based on current returns and CDS prices. The Loss Given Default (LGD) normally reflects an expected recovery rate of 40%, except when the investment already has recovery problems, which is the case when the loss is estimated based on the current market price of the instrument and on its original effective interest rate.

ii)	Hedge accounting

After evaluation, Management concluded that all existing hedge relationships are currently designated in effective hedge relationships and still qualify for hedge accounting under IFRS 9, because the new standard does not change the general principles of how an entity accounts for effective hedges.

When an entity applies IFRS 9 for the first time, it can determine whether its accounting policy will continue to apply the hedge accounting requirements of IAS 39 instead of the requirements stated under chapter 6 of IFRS 9.

Given the results of the analyses and the decision to not adopt IFRS 9 specifically for hedge accounting, the Company maintains its current accounting practices based on IAS 39, as mentioned in Note 2.5 above, being affected only by the new disclosure requirements starting January 1, 2018, as presented in Note 2.28 item b).

b)	Impacts of first-time adoption of IFRS 15 and IFRS 9 in financial statements

The tables below show the impacts of first-time adoption of IFRS 15 and IFRS 9 on the Company’s consolidated financial statements for the balance sheet as of December 31, 2018 and the statements of income for the fiscal year ended December 31, 2018. There were no material impacts on the statement of cash flows for the year ended December 31, 2018.

i)	Balance sheet as of December 31, 2018

There was no significant impact following the first-time adoption of IFRS 9 starting on January 1, 2018.

	As reported	IFRS 15 adjustments	Amounts before adoption of IFRS 15 and IFRS 9
Total current assets	6,455,759	—	6,455,759
Total non-current assets (ii)	8,923,790	(4,406)	8,919,384

Total assets	15,379,549	(4,406)	15,375,143

Total current liabilities (i)	4,566,881	(12,959)	4,553,922
Total non-current liabilities	8,238,566	—	8,238,566
Total equity (iii)	2,574,102	8,553	2,582,655

Total liabilities and equity	15,379,549	(4,406)	15,375,143

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

(i)

Refers to balance of deferred revenue from the adoption of IFRS 15, related to the loyalty program (points campaign), the performance recognition program and events. This balance is recorded as “Other current liabilities.”

(ii)	Refers to the impact of deferred income tax on deferred revenue mentioned in item (i) above. This balance is recorded as “Deferred income tax and social contribution.”
(iii)	Refers to net impact of items (i) and (ii) above, in the statement of income for the year. This balance is recorded as “Other reserves.”

ii)	Statement of income for the fiscal year ended December 31, 2018

	As reported	IFRS 15 adjustments	Amounts without adoption of IFRS 15 and IFRS 9
Net revenue (i)	13,397,419	(171,427)	13,225,992
Cost of products sold	(3,782,843)	—	(3,782,843)

Gross profit	9,614,576	(171,427)	9,443,149

Operating expenses	(8,357,883)	177,847	(8,180,036)
Operating profit before financial result	1,256,693	6,420	1,263,113
Financial result	(583,288)	6,539	(576,749)
Profit before income tax and social contribution	673,405	12,959	686,364
Income tax and social contribution (ii)	(125,026)	(4,406)	(129,432)
Net income for the period	548,379	8,553	556,932

Earnings per share – R$
Basic	1.2735	0.0199	1.2934
Diluted	1.2713	0.0198	1.2911

(i)

Refers to: (a) balance of deferred revenue from the adoption of IFRS 15, related to the loyalty program (points campaign) performance recognition program and events; and (b) reclassification of balance of penalties and additional charges for late payment from Operating Expenses to Net Revenue, which were considered variable components of consideration received for a performance obligation, according to IFRS 15.

(ii)	Refers to the impact of deferred income tax on deferred revenue mentioned in item (i) above.

Other standards adopted for the first time for the period starting on or after January 1, 2018

The following standards, amendments and interpretations of standards were also adopted for the first time on January 1, 2018, but they did not exert significant effects on the Company’s financial statements:

•	Amendments to IFRS 2 – Share-based Payment: Changes addressing areas involving measurement, classification and modification of terms and / or conditions of such transactions.

•

IFRIC 22 – Foreign currency transaction and advance consideration: This interpretation addresses the foreign currency transaction (or part of it) when the entity recognizes a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income (or part of it).

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

3.	Critical accounting estimates and assumptions

The preparation of financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company’s Management when applying accounting practices.

The accounting estimates and underlying assumptions are reviewed on an ongoing basis and are based on historical experience and other factors that are considered to be relevant to the circumstances. Actual results may differ from those estimates. The effects resulting from the revision of accounting estimates are recognized in the revision period.

Significant judgements made by the Company are related to revenue recognition and leases. These significant accounting estimates are as follows:

3.1	Deferred income tax and social contribution

The Company recognizes deferred tax assets and liabilities based on differences between the carrying amount stated in the financial statements and the tax base of assets and liabilities using statutory tax rates. The Company reviews regularly deferred tax assets in terms of recoverability, considering the history of earnings generated and projected future taxable income, based on a technical feasibility study.

3.2	Provision for tax, civil, and labor risks

The Company is a party to several lawsuits and administrative proceedings, as described in note 17. Provisions are recognized for all contingent liabilities arising from lawsuits that represent probable losses and can be reliably estimated. The probability assessment includes assessing available evidence, the hierarchy of laws, available previous decisions, most recent court decisions and their relevance within the legal system, and the assessment of the external legal counsel.

3.3	Post-employment healthcare plan

The current amount of the post-employment healthcare plan is contingent to a series of factors determined based on actuarial calculations, based on a series of financial and demographic assumptions, such as the discount rate, medical inflation and percentage of adhesion to the plan, which are disclosed in note 18.

3.4	Stock option plan, restricted share plan and strategy acceleration program

The stock option plan, restricted share plan and strategy acceleration program are measured at fair value at the grant date and the expense is recognized in the statement of income during the vesting period against “Additional paid-in capital” in the statement of changes in shareholders’ equity. At the balance sheet dates, Management reviews the estimates as to the number of stock options/restricted shares and, where applicable, recognizes the effect arising from this review in the statement of income for period against the statement of changes in shareholders’ equity. The assumptions and models used to estimate the fair value of the stock option plan, restricted share plan and strategy acceleration program are disclosed in Note 23.1.

3.5	Impairment loss

An impairment loss exists when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less cost of disposal and value in use. Fair value less costs of disposal is calculated based on information available about similar assets sold or market prices less additional costs to dispose of the asset.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Value in use is calculated based on the discounted cash flow model. Cash flows derive from a budget prepared for the following five to ten years, according to the operating segment, and their projections consider the market’s expectations for operations, estimated investments and working capital, as well as other economic factors. The value in use is sensitive to the discount rate used under the discounted cash flow method, as well as the growth rate and perpetuity used for extrapolation purposes.

Details on this subject are presented in Note 14 e).

3.6	Provision for doubtful accounts

The provision for doubtful accounts is estimated based on the calculation of the risk of loss in each aging list group, considering different risks under the collection operation. The results of this methodology are shown in Note 8.

3.7	Provision for inventory losses

The provision for inventory losses is estimated using methodology for dealing with discontinued products, products with slow turnover, products expired or nearing expiration and products that do not meet quality standards. The results of provisions are stated in Note 9.

4.	Business combination

Acquisition of The Body Shop International PLC

On September 7, 2017, Natura (Brazil) International B.V. – Netherlands (“Natura Netherlands”), a subsidiary of Natura Cosméticos, acquired 100% of the shares issued by The Body Shop International PLC. (“The Body Shop”) held by L´Oréal S.A. (“Seller”), for R$3,987,541, as detailed below:

Purchase price of 100% of shares	3,485,575
Royalties on intellectual property	8,236
Payables between related parties (The Body Shop with L’Oreal)	493,730

3,987,541

The operation was concluded and formalized through an agreement entered into between the Seller and Natura Netherlands on June 26, 2017 to purchase the shares issued by The Body Shop.

The purpose of The Body Shop, an entity domiciled, registered and established under the laws of England, is to develop, distribute and sell cosmetics and beauty products. It operates under the “The Body Shop” brand in Africa, Asia, North America, South America, Europe and Oceania. The products are sold through their own stores, as well as through e-commerce and franchise stores.

The Company acquired The Body Shop in order to expand its operations in both the international and retail markets, since the acquisition adds approximately 3,000 stores, including owned and franchised stores, across all continents.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

The following table shows the fair value of identifiable assets and liabilities on the acquisition date, obtained from the Purchase Allocation Method report:

Assets	09/07/2017
Cash and cash equivalents	142,522
Trade accounts receivable	192,792
Inventories	484,362
Recoverable taxes	51,475
Derivative financial instruments	4,016
Other receivables	79,260
Deferred income tax and social contribution	19,702
Property, plant and equipment (a)	409,786
Intangible assets:
Brand (c)	1,718,267
Relationship with franchisees (d)	456,707
Relationship with sub-franchisees (d)	18,718
Other intangible assets (b)	202,412

Total assets	3,780,019

Liabilities	09/07/2017
Trade payables	283,494
Borrowings and financing	33,728
Taxes payable	11,990
Operating lease	35,839
Income tax and social contribution	4,543
Deferred income tax and social contribution	383,252
Social security obligations and payroll charges	84,667
Derivative financial instruments	8,100
Provision for contingencies	22,892
Other accounts payable	62,224

Total liabilities	930,729

Total net identifiable assets	2,849,290
Total consideration	3,987,541
Goodwill	1,138,251

a)	Average useful lives in accordance with Note 14.
b)	Refers mainly to software and key money to be amortized from 3 to 18 years.
c)	Brand with indefinite useful life.
d)	Definite useful life from 3 to 15 years.

The Goodwill value of R$1,138,086 comprises future economic benefits from synergies resulting from the acquisition. The goodwill amount will not be deductible for tax purposes.

Net Deferred Income Tax Liability based on the assumptions of IAS 12 – Income taxes – was calculated based on a tax rate of 19% for apportionments from September 2017 to April 2020 and of 17%, the applicable tax rate in the United Kingdom, from April, 2020.The fair value of the consideration was R$3,987,541, fully paid in cash.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Natura Cosméticos may be indemnified by the Seller within six months from the acquisition date, if the liabilities incurred between December 31, 2016 and September 7, 2017 are identified after the balance sheet prepared on the acquisition date.

On the date of its acquisition, The Body Shop International PLC had recorded R$493,730 relating to “Related parties with L’Oreal,” which were settled as part of the purchase price.

Acquisition costs incurred until December 31, 2017, totaling R$ 87,106, were recognized in the consolidated statement of income.

From the acquisition date to December 31, 2017, The Body Shop has provided Natura Cosméticos with Net revenue of R$1,456,557 and Net income of R$134,351. If the acquisition had been concluded on January 1, 2017, Natura Cosméticos estimates their consolidated net revenue would have been R$3,301,224 and a Net income of R$66,187.

5.	Financial risk management

5.1.	General considerations and policies

Risks and the financial instruments are managed through the definition of policies and strategies and implementation of control systems, defined by the Company’s Treasury Committee and approved by the Board of Directors. The compliance of the treasury area’s positions in financial instruments, including derivatives, in relation to these policies, is presented and assessed on a monthly basis by the Company’s Treasury Committee and subsequently submitted to the analysis of the Audit Committee, the Executive Committee and the Board of Directors.

Risk management of Natura operations (Brazil, Latam, Netherlands, USA and France) is performed by Natura Cosméticos’ general treasury function, which is also responsible for approving the short-term investments and loan transactions. Risk management of the subsidiaries Aesop and The Body Shop is conducted by the local treasury departments, subject to monitoring and approval by the Company’s Central Treasury.

Below are presented the carrying amounts and fair values of the Company’s financial instruments as of December 31, 2018:

	Carrying amount					Fair value
Financial assets	Note	Fair value through profit or loss	Fair value – hedge instruments	Amortized cost	Total	Level 2
Financial and operating derivatives		6,019	578,289	—	584,308	584,308
Government bonds	7	402,895	—	—	402,895	402,895
Treasury bills	7	574,310	—	—	574,310	574,310
Certificate of Bank Deposits	6 and 7	73,268	—	1,274	74,542	74,542
Repurchase operations	6	344,051	—	—	344,051	344,051
Loan investment fund	7	210,971	—	—	210,971	210,971
Trade receivables	8	—	—	1,691,581	1,691,581	1,691,581
Cash and cash equivalents	6	823,656	—	—	823,656	823,656

Total		2,435,170	578,289	1,692,855	4,706,314	4,706,314

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

	Carrying amount					Fair value
Financial liabilities	Note	Fair value through profit or loss	Fair value – hedge instruments	Amortized cost	Total	Level 2
BNDES/Finep loans	15	—	—	(226,874)	(226,874)	(226,874)
Financial and operating derivatives			(69,189)	—	(69,189)	(69,189)
Issue of debts in domestic currency	15	—	—	(4,771,511)	(4,771,511)	(4,962,723)
Issue of debts in foreign currency	15	—	—	(2,995,760)	(2,995,760)	(3,277,738)
Finance lease liabilities	15	—	—	(446,235)	(446,235)	(446,235)
Trade payables and reverse factoring operations	15	—	—	(1,736,791)	(1,736,791)	(1,736,791)

Total		—	(69,189)	(10,177,171)	(10,246,360)	(10,719,550)

5.2.	Financial risk factors

The activities of the Company expose it to several financial risks: market risk (including currency and interest risks), credit risk and liquidity risk. The Company’s overall risk management program is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance, using derivatives to protect certain risk exposures.

a)	Market risk

The Company is exposed to market risks arising from their business activities. These risks mainly comprise possible fluctuations in exchange and interest rates.

One of the subjects currently in discussion in the international market, which could affect the operations of The Body Shop International Limited, is the withdrawal of the United Kingdom from the European Union, better known as Brexit. Despite many uncertainties on the final outcome of the negotiations, the Management has been monitoring its impacts, as well as studying and taking measures to mitigate the negative effects that may arise from it. One of these measures was the installation of a new distribution center in Continental Europe, which aims to mitigate Brexit risks and help The Body Shop in implementing logistic improvements in order to reduce average days of store supply, in line with more comprehensive business transformation goals.

To hedge the current balance sheet positions of the Company against market risks, the following derivative instruments are used and consist of the balances in the table below, as of December 31, 2018 and 2017 a:

The following derivative financial instruments are used by the Company as protection to market risks, which form the following Balance Sheet balances:

Description	2018	2017
Financial derivatives	512,365	10,781
Operational derivatives	2,754	3,997

Swap	—	—
Total	515,119	14,778

The characteristics of these instruments and the risks which they are linked are described below.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

b)	Foreign exchange risk

The Company are exposed to the foreign exchange risk arising from financial instruments denominated in currencies different from their functional currencies. To reduce this exposure, Natura Cosméticos implemented policies to hedge against the foreign exchange risk that establish exposure limits linked to this risk.

The treasury area’s procedures defined based on the current policy include monthly projection and assessment of the Company’s foreign exchange exposure, on which management’s decision-making is based.

The Company’s exchange rate hedging policy considers the values of foreign currency receivables and payables balances of commitments already made and recorded in the financial information from the operations, as well as future cash flows, with an average of six months, still not recorded in the balance sheet.

The Body Shop has a specific foreign exchange hedging policy that covers foreign intracompany currency loans, as well as future purchase and sale operations of goods, for a maximum period of 12 months.

As of December 31, 2018, 2017 and 2016, the Company is basically exposed to the risk of fluctuation of the US dollar, euro and pound sterling. In order to hedge foreign exchange exposures in relation to foreign currency, the Company enter into transactions with derivative financial instruments such as “swap” and “Forward Delinquency” (“Non-Deliverable Forwards – NDF”). Pursuant to the Foreign Exchange Protection Policy, the derivatives contracted by Natura Cosméticos or its subsidiaries must limit the loss related to the exchange devaluation in relation to the net income projected for the current year, given a certain estimate of exchange rate devaluation against the US dollar. This limitation defines the ceiling or maximum exchange exposure permitted to the Company in relation to the US dollar and Euro.

As of December 31, 2018, the balance sheet includes accounts denominated in foreign currency which, in the aggregate, represent net liabilities of R$3,012,897 (as of December 31, 2017, R$510,477)). These accounts consist of borrowings and financing, 100% hedged with swap derivatives.

i)	Derivatives to hedge foreign exchange rate risk

The Company classifies derivatives into “financial” and “operational”. “Financial” derivatives include swaps or forwards contracted to hedge against the foreign exchange risk associated with foreign-currency-denominated borrowings, financing and intercompany loans, “operational” derivatives include derivatives contracted to hedge against the foreign exchange risk on the business’s operating cash flows.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Outstanding swap and forward contracts, with maturities between January 2020 and February 2023 were entered into the counterparties represented by Bank of America (0.5%), HSBC (29.3%), Citibank (11.6%), Bradesco (29.3%) and Itaú BBA (29.3%). Currency forward contracts against the pound sterling mature within 12 months and were executed with counterparties represented by HSBC and Santander. Swap agreements in Mexican pesos have maturities of up to 8 months and were executed with the other party represented by HSBC. As of December 31, 2018, the balances of financial derivatives were:

Financial derivatives

	Notional		Book value		Fair value		Gain (loss)
Description	2018	2017	2018	2017	2018	2017	2018	2017
Swap contracts (a):
Asset position:
Long position – U.S. dollar	2,381,918	494,329	3,038,908	510,071	3,295,032	510,426	256,124	355
Liability position:
CDI floating rate:
Short position in CDI	2,381,918	494,329	2,478,623	500,206	2,779,720	500,477	301,098	271

Swap contracts (a):
Asset position:
Short position in Mexican peso	58,606	—	56,633	—	57,346	—	713	—

Liability position:
CDI floating rate:
Long position in interbank rate	58,606	—	59,525	—	60,293	—	768	—

Forward contracts (b)
Net exchange rate position vs. GBP	—	315,972	—	615	—	832	—	217

Total net derivative financial instruments:	—	315,972	557,393	10,480	512,365	10,781	(45,029)	301

(a)	Swap transactions consist of swapping the exchange rate fluctuation for a percentage of the floating rate Interbank Deposit Rate (CDI).
(b)	Financial forward operations consist of hedging against exchange variation through operations involving various currencies against the pound sterling.

The notional amount represents the amounts of the contracted derivatives. Fair value refers to the value of outstanding contracted derivatives recognized in balance sheets.

For derivatives maintained by the Company as of December 31, 2018 and December 31, 2017, due to the fact contracts are directly entered into with the financial institutions and not through B3, there are no margin calls deposited as guarantee of the related transactions.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Operational derivatives

As of December 31, 2018, and 2017, the Company holds forward derivative instruments with HSBC and Santander in order to hedge against exchange rate risk on import and export operations of the subsidiary The Body Shop against pound sterling and U.S. dollar. The Company does not have any operational derivative contract in the period.

These derivatives are measured at fair value, with gains and losses recognized in the group of costs of products sold and are broken down as follows:

	Principal (notional) amount		Fair value
Description	2017	2018	2017	2018
Net position – GBP and USD	—	(52,414)	—	4,109
Forward contracts	1,773,810	(3,975)	2,754	(112)

Total derivative instruments, net	1,773,810	(56,389)	2,754	3,997

Sensitivity analysis

For the sensitivity analysis of the risk of foreign exchange rate exposure, the Company’s Management understands it is necessary to consider in addition to the assets and liabilities, with exposure to the fluctuation of exchange rates recorded in the balance sheet, the value of the fair value of the financial instruments contracted by the Company for the protection of certain exposures as of December 31, 2018, as shown in the table below:

Loans and financing registered in Brazil in foreign currency (*)	(3,039,064)
Receivables registered in Brazil in foreign currency	10,058
Accounts payable registered in Brazil in foreign currencies	(11,006)
Value of the financial derivatives	3,295,032

Net asset exposure	255,020

(*)	Excluding transaction costs.

This analysis considers only financial assets and liabilities registered in Brazil in foreign currency, since exposure to exchange variation in other countries is close to zero due to the strength of currencies and the effectiveness of their derivatives, and considers that all other variables, especially interest rates, remain constant and ignore any impact of forecasting purchases and sales.

The tables below show the loss that would have been recognized in the subsequent period, assuming that the current net foreign exchange exposure remains static, based on the following scenarios:

Description	Risk	Probable scenario	Scenario II	Scenario III
Net exposure	Appreciation of the U.S. dollar	1,348	52,082	85,905

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

The probable scenario considers forward rates for the U.S. dollar, based on the quotes obtained from B3, applied to the financial instruments with foreign-currency exposure. Scenarios II and III consider additional appreciation in the U.S. dollar of 25% (R$4.87/US$1.00) and 50% (R$5.84/US$1.00), respectively. The exchange rates in the three scenarios (R$3.89/US$1.00 to R$5.84/US$1.00), exceed the extension of future prices (according to B3) of all dates of expected maturities of financial instruments with exposures. In assessing possible changes in exchange rates, Management uses the probable scenario, which is being presented for compliance with IFRS 7 – Financial Instruments: Disclosures.

The Company does not use derivative financial instruments for speculative purposes.

Derivative instruments designated for hedge accounting

The Company performed formal designation of its operations subject to hedge accounting for derivative financial instruments for hedging loans denominated in foreign currency of Natura Cosméticos S.A. and Natura Distribuidora de México, S.A. de C.V., and operating cash flows resulting from the purchase and sale denominated in foreign currency of The Body Shop, documenting:

•	The hedge relationship;

•	The Company’s objective and risk management strategy in taking out the hedge transaction;

•	Identification of the financial instrument;

•	The hedged item or hedge transaction;

•	The nature of the risk to be hedged;

•	Description of the hedge relationship;

•	The statement of correlation between hedge and hedged item, where applicable; and

•	The prospective statement of hedge effectiveness.

The positions of derivative financial instruments designated as outstanding cash flow hedge as of December 31, 2018 as set out below:

Cash flow hedge instrument

						Other comprehensive income
	Hedged item	Notional currency	Notional value	Accrual value	Fair value (a)	Accumulated loss	Loss in the year
Swap of currency – US$/R$	Currency	BRL	2,371,800	553,444	509,100	(44,344)	(45,112)

Forward contract	Currency	GBP	2,003,785	6,761	2,947	(3,814)	(35)

Swap of currency – MXN/R$	Currency	MXN	58,606	(2,892)	(2,947)	(55)	(55)

(a)

The method used by the Company to determine fair value consists in calculating the future value based on the contracted conditions and determines present value based on market accrual extracted from B3.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

The changes in cash flow hedge reserve booked under other comprehensive income are shown below:

Cash flow hedge reserve as of December 31, 2017	2,112
Change in the fair value of hedge instrument recognized in other comprehensive income	(45,202)
Tax effects on fair value of hedge instrument	15,384

Cash flow hedge reserve as of December 31, 2018	(27,706)

The Company designates as cash flow hedge derivative financial instruments used to offset variations from exposure to exchange rate, in the market value of contracted debts not in the functional currency.

As of December 31, 2018, the consolidated position of instruments designated as cash flow hedge totaled seven hundred fifty million U.S. dollars (US$750,000,000), three hundred eighty-three million and three hundred seventy-five thousand pounds sterling (£383,375,000) and two hundred ninety-seven million and one hundred ninety-two thousand Mexican pesos (MXN 297,192,000) of notional amount or R$2,371,800, R$2,003,785 and R$58,606, respectively.

c)	Interest rate risk

The interest rate risk arises from investments and loans, financial instruments issued at floating rates expose the Company to cash flow risks associated with the interest rate. Financial instruments issued at fixed rates expose the Company to fair value risks associated with the interest rate.

The Company’s cash flow risk associated with the interest rate arises from investments and short- and long-term loans and financing issued at floating rates. The Company’s Management adopts the policy of maintaining its rates of exposure to asset and liability interest rates pegged to floating rates, Short-term investments are adjusted by the Interbank Deposit Rate (CDI) whereas borrowings and financing are adjusted based on the Long-term Interest Rate (TJLP), CDI and fixed rates, according to the contracts made with the related financial institutions, and trading securities with investors in this market.

The Company contracts swap derivatives with the purpose of mitigating the risks of loans and financing contracted at fixed rates.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Sensitivity analysis

As of December 31, 2018, there are loans and financing denominated in foreign currency and issued at fixed rates under contract “swap “, changing the interest over the liability to CDI fluctuation. The Company is, therefore, exposed to CDI fluctuation. The table below presents the exposure to interest rate risks of transactions pegged to CDI, including derivative transactions:

Total borrowings and financing – in local currency (note 15)	(5,427,483)
Operations in foreign currency with derivatives pegged to CDI (a)	(3,012,897)
Short-term investments (notes 6 and 7)	1,606,769

Net exposure	(6,833,611)

(a)	This refers to transactions involving CDI-backed derivatives to hedge the loans and financing arrangements raised in foreign currency in Brazil.

The sensitivity analysis considers the exposure of borrowings and financing pegged to CDI and TJLP rates, net of short-term investments, also pegged to the CDI rate (notes 6 and 7).

The tables below set out a projected incremental loss that will be recognized in the statement of income for the subsequent year, assuming that the current net liability exposure will remain unaltered and considering the following scenarios:

Description	Risk	Probable scenario	Scenario II	Scenario III
Net liability	Rate increase	(2,051)	(111,900)	(221,751)

The probable scenario considers future interest rates obtained from B3 for the maturity dates of the financial instruments exposed to interest rate risks. Scenarios II and III consider an increase in the interest rate of 25% (to 8.4% per year) and 50% (to 10.0% per year), respectively, on the CDI rate of 6.7% per year.

d)	Credit risk

Credit risk refers to risk of a counterparty not complying with its contract obligations, which would result in financial losses for the Company. The Company’s sales are made to a high number of Natura’s Consultants and this risk is managed through a credit granting process. The result of this management is reflected in the ‘Provision for doubtful accounts’ under “Trade receivables”, as explained in Note 8.

The Company is also subject to credit risks related to financial instruments contracted for the management of its business, primarily represented by cash and cash equivalents, short-term investments and derivative instruments.

The Company believes that the credit risk of transactions with financial institutions is low, as these are considered by the Management as prime banks.

The policy for Short-term Investments adopted by the Company’s Management establishes the financial institutions with which the Company can do business and defines fund allocation limits and the amounts that may be invested in each of these financial institutions.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

e)	Liquidity risk

Effectively managing liquidity risk implies to maintain enough cash and marketable securities, funds available through credit facilities used and the ability to settle market positions.

Management monitors the Company’s consolidated liquidity level considering the expected cash flows against unused credit facilities.

Total working capital was benefited by the settlement of the debtor balance of Promissory Notes using proceeds from the issue of debt Notes carried out on February 1, 2018, with maturity of the last installment in February 2023 (see Note 15), as shown in the table below:

	2018	2017
Total current assets	6,455,759	7,056,309
Total current liabilities	(4,566,881)	(6,912,005)

Total net working capital	1,888,878	144,304

The carrying amounts of financial liabilities, measured at amortized cost, considering interest payments at a floating rate and the amount of debt securities reflecting forward market interest rates at reporting date can be changed as post-fixed interest rates change. Their corresponding maturities are as follows:

	Less than one year	One to two years	Two to five years	Total expected cash flow	Interest to be incurred	Carrying amount
Borrowings, financing and debentures	1,477,125	1,878,903	6,502,925	9,858,953	(1,418,573)	8,440,380
Payables to related parties, Trade payables and reverse factoring operations	1,736,791	—	—	1,736,791	—	1,736,791

The Company also has the following credit line:

•

Up to seventy million pounds sterling (£70 million), with no guarantee, that can be withdrawn in installments to meet short-term financing needs of The Body Shop International Limited. This credit line is valid for two years (March 2020) and is renewed automatically at the discretion of The Body Shop International Limited. Interest is paid based according to LIBOR or EURIBOR + 2.0% p.a.

As of December 31, 2018, the Company did not use this credit line.

5.3.	Capital management

The Company’s objectives in managing its capital are to ensure that the Company is continuously capable of offering return to its shareholders and benefits to other stakeholders, and maintain an optimal capital structure to reduce this capital cost.

The Company monitors capital based on the financial leverage ratios. This ratio corresponds to the net debt divided by the total equity. The net debt corresponds to total borrowings and financings (including short- and long-term borrowings, as shown in the consolidated balance sheet), deducted from cash and cash equivalents and short-term investments (except for Crer para Ver funds). Net

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

debt as shown below includes adjustments of derivative contracts to mitigate the foreign exchange risk.

The consolidated financial leverage ratios as of December 31, 2018 and 2017 are as follows:

	2018	2017
Short – and long-term borrowings and financing (note 15)	8,440,380	9,331,900
Financial and operational derivatives	(515,119)	(14,778)
Cash and cash equivalents and securities (note 6 and 7, except Crer para Ver funds)	(2,403,596)	(3,648,477)

Net debt	5,521,665	5,668,645

Shareholders’ equity	2,574,102	1,634,746

Financial leverage ratio	2.15	3.47

a)	Fair Value Estimate

Financial instruments that are measured at fair value at the end of the reporting period as prescribed by IFRS 13 – Fair Value Measurement follow the hierarchy below:

•

Level 1: Prices quoted (unadjusted) in active markets for identical assets or liabilities. A market is considered active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s-length basis.

•

Level 2: Used for financial instruments that are not traded in active markets (for example, over-the-counter derivatives) and whose fair value is determined using valuation techniques that, in addition to the quoted prices, included in Level 1, use other inputs adopted by the market for assets or liabilities, whether directly (i.e. prices) or indirectly (i.e. derived from prices).

•	Level 3: Inputs for assets or liabilities that are not based on the data adopted by the market (i.e. unobservable inputs).

As of December 31, 2018, and December 31, 2017, the measurement of Group’s derivatives falls under the Level 2 characteristics and there were no changes in levels in the period. The fair value of exchange rate derivatives (swap and forwards) is determined based on the exchange rate at the end of the reporting period, with the resulting amount being discounted to present value.

i)	Fair values of financial instruments measured at amortized cost (Level 2)

Short-term investments

The carrying amounts of the short-term investments in Certificates of Bank Deposits measured at amortized cost approximate their fair values as transactions are conducted at floating interest rates.

Borrowings, financing and debentures

The carrying amounts of borrowings and financing, except those pegged to a fixed rate, are considered for their fair values as they are pegged to a floating rate, the CDI fluctuation. The carrying amounts of financing pegged to TJLP approximate their fair values as the TJLP is also pegged to CDI and is a floating rate.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Trade receivables and payables

It is estimated that the carrying amounts of trade receivables and trade payables approximate their fair values in view of the short term of the transactions conducted.

The Company does not maintain any guarantees for past-due receivables and payables.

6.	Cash and cash equivalents

	2018	2017
Cash and banks	823,656	556,536
Certificate of Bank Deposits (a)	47,341	144,541
Repurchase agreements (b)	344,051	992,054

	1,215,048	1,693,131

(a)

As of December 31, 2018, investments in Certificate of Bank Deposits are remunerated at an average rate of 101.0% of CDI (101.2% of CDI as of December 31, 2017) with daily maturities redeemable with the issuer itself, without significant loss of value.

(b)

Repurchase agreements are securities issued by banks with a commitment by the bank to repurchase the securities, and by the client to resell the security, at a defined rate of interest and within a predetermined term, which are backed by public or private securities (depending on the bank) and are registered with the CETIP. As of December 31, 2018, repurchase operations are remunerated at an average rate of 100.0% of CDI (100.2% of the CDI as of December 31, 2017).

7.	Short-term investments

	2018	2017
Loan investment funds	210,971	174,668
Certificate of Bank Deposits (a)	27,201	21,959
Treasury bills	574,310	915,853
Government bonds (LFT)	402,895	864,825

	1,215,377	1,977,305

(a)

Certificate of Bank Deposit investments were reallocated into the Exclusive Investment Fund in April of 2018. As of December 31, 2018, the balance related to the Crer para Ver line within the exclusive fund is R$26,829.

The Company concentrates most of its investments in an exclusive investment fund. As of December 31, 2018 the companies Natura Cosméticos S.A., Natura Logística e Serviços Ltda, Indústria e Comércio de Cosméticos Natura Ltda., Natura Comercial Ltda. and Natura Biosphera Franqueadora Ltda. have interest in shares of the Essential Investment Fund. The financial information of the investment fund which the Company has an exclusive interest (100% of the shares) were consolidated and their portfolio were segregated by type of investment according to the accounting practices adopted by the Company.

The exclusive fund is the Essential is a Private Credit Multimarket Investment Fund managed, administrated and under custody of Itaú Unibanco Asset Management. Eligible assets in the portfolio are: government

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

securities, CDBs, financial letters and repurchase agreements. There is no grace period for the redemption of shares that may be redeemed at any time.

Breakdown of the exclusive fund portfolio as of December 31, 2018 and 2017 is as follows:

	2018	2017
Certificates of deposit	73,268	143,214
Repurchase agreements	344,051	992,054
Treasury bills	574,310	915,853
Government bonds (LFT)	402,895	864,825

	1,394,524	2,915,946

8.	Trade receivables

	2018	2017
Trade receivables	1,820,823	1,625,474
Provision for doubtful accounts	(129,242)	(117,553)

	1,691,581	1,507,921

The balance of trade receivables is denominated in Brazilian Reais, and approximately 73% of the outstanding balance as of December 31, 2018 (68% as of December 31, 2017) refers to real-denominated transactions. The remaining balance is denominated in several currencies and refers to sales by other foreign subsidiaries.

Maximum exposure to credit risk at the reporting date is calculated using the carrying amount at each aging range, net of the provision for doubtful accounts, as shown in the aging list below:

	2018	2017
Current	1,491,773	1,351,516
Past due:
Up to 30 days	139,680	120,664
31 to 60 days	45,981	42,785
61 to 90 days	34,207	33,557
91 to 180 days	109,182	76,952
Provision for doubtful accounts	(129,242)	(117,553)

	1,691,581	1,507,921

Trade receivables
Current	1,491,773
Past due:
Up to 30 days	139,680
31 to 60 days	45,981
61 to 90 days	34,207
91 to 180 days	109,182

1,820,823

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

The changes in the provision for doubtful accounts for the years ended December 31, 2018 and 2017 are as follows:

Balance in 2017	Additions (a)	Write-offs (b)	Exchange variation	Balance in 2018
(117,553)	(237,884)	228,495	(2,300)	(129,242)

Balance in 2016	Additions (a)	Write-offs (b)	Exchange variation	Balance in 2017
(142,945)	(233,714)	259,950	(844)	(117,553)

(a)	Provision for doubtful accounts recognized according to note 3.6.
(b)	Refers to accounts overdue for more than 180 days which were written off due to uncollectible amounts.

The amount of impairment losses on trade receivables is presented in the statement of income and is composed of the net effect of the provision for expected credit losses and the write-off of trade receivables when the Company does not expect to recover the credits. For more information regarding impairment losses, see note 3.5.

9.	Inventories

	2018	2017
Finished products	1,209,975	1,064,714
Raw materials and packaging	215,813	230,100
Promotional material	95,168	92,264
Work in progress	21,984	16,857
Provision for losses	(178,268)	(160,010)

	1,364,672	1,243,925

The changes in the provision for inventory losses for the year ended December 31, 2018 are as follows:

Balance in 2017	Reversals (Net Additions) (a)	Write-offs (b)	Exchange Variation	Balance in 2018
(160,010)	(180,084)	157,341	4,485	(178,268)

The changes in the provision for inventory losses for the year ended December 31, 2017 are as follows:

Balance in 2016	Reversals (Net Additions) (a)	Write-offs (b)	Exchange Variation	Balance in 2017
(131,614)	(119,449)	88,891	2,162	(160,010)

(a)

Refers to the recognition and/or net reversals of the provision for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories (Note 2.6), pursuant to the Company’s policy.

(b)	Consists of write-offs of products discarded by the Company.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

10.	Recoverable taxes

	2018	2017
ICMS on purchase of goods (a)	420,835	443,756
Taxes on purchase of goods – subsidiaries abroad	42,198	50,694
Other taxes – foreign subsidiaries	112	784
ICMS on purchases of fixed assets	9,098	10,343
PIS and COFINS on purchase of fixed assets	42,175	58,012
PIS and COFINS on purchase of goods	194,382	56,270
Withholding PIS, COFINS and CSLL	2,085	2,210
IPI recoverable	35,770	23,553
Others	1,238	4,080

	747,893	649,702

Current	379,253	210,563

Non-current	368,640	439,139

(a)

Accumulated ICMS tax credits arising from purchases, where the tax rate is higher than the average sales rates. Additionally, the Company has increased its exports, which have a tax rate of zero. The credits are accumulated in the State of São Paulo and the Company’s Management already has a short and long-term recovery plan.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

11.	Income tax and social contribution

a)	Deferred

Deferred Corporate Income Tax and Social Contribution on Net Income result from temporary differences in the Company. The balance of deferred taxes on tax losses and tax loss carryforwards was also recognized in certain subsidiaries. The amounts are as follows:

i)	Breakdown of deferred income tax and social contribution – Net Assets:

	2018	2017
Tax loss carryforwards and negative basis of social contribution tax	235,302	60,363
Provision for doubtful accounts (note 8)	28,215	46,110
Allowance for losses on inventories (note 9)	47,509	44,982
Provision for tax, civil and labor contingencies (note 18)	68,305	82,308
Effect of changes in fair value of derivative instruments, including hedge accounting transactions (note 5.2.)	(177,212)	(4,754)
Provision for ICMS – ST (note 17)	41,129	51,472
Allowances for losses on advances to suppliers	2,789	1,907
Accrued benefits sharing and partnerships	14,590	16,021
Provision for profit sharing	77,912	54,944
Adjustment to useful life of assets	(128,367)	(121,771)
Provision for carbon credits	4,208	4,220
Profit not eliminated in inventories	25,604	24,033
Provision for losses – property and intangible assets	9,048	9,365
INSS with Suspended Liability (note 17)	14,250	12,303
Financial lease	14,325	7,400
Provision for others expenses	55,694	46,129
Other temporary differences (a)	26,827	—
Post-employment healthcare plan	(24,912)	—
Fair value of identifiable net assets in business combinations of Emeis Holdings Pty Ltd	39,950	12,295
Share-based payment plan	23,234	(3,174)

Income tax and social contribution	398,400	344,153

(a)	Refers to the recognition of a provision to comply with accrual-basis accounting, reflecting the actual expenses incurred in the period, but without the issue of invoices by suppliers.

ii)	Breakdown of deferred income tax and social contribution – Liabilities:

	2018	2017
Fair value of identifiable net assets in business combination (b)	431,534	422,369

(b)	As of December 31, 2018, the balance includes deferred income tax liability on the fair value of net identifiable assets in the acquisition of The Body Shop International Limited. As of

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

December 31, 2017, the balance also included deferred income tax liability on the fair value of identifiable net assets in the acquisition of control of Emeis Holdings Pty Ltd, which was transferred to deferred income tax asset during fiscal year 2018.

Based on projections of future taxable income, Management estimates that the recorded tax credits will be fully realized within five years.

With respect to the foreign subsidiaries listed below, tax credits on tax loss carryforwards and temporary differences are not fully recorded due to the history of lack of taxable profit and taxable profit projections for the coming fiscal years.

As of December 31, 2018, and 2017, tax credits calculated at the prevailing tax rates in the countries where these subsidiaries are located are as follows:

Tax losses	2018	2017
Natura (Mexico, France and the USA) (i)	382,971	422,188
Aesop (Substantially from operations in the US, Germany and Brazil)	47,659	19,618
The Body Shop (Operations in the US, France and Brazil)	406,556	412,775

	837,186	854,581

(i)

As of December 31, 2018, Natura’s Mexico operation started recognizing tax credits on accumulated losses, due to significant business growth that led to positive taxable income projections for the following years.

Tax credits on tax loss carryforwards generated by the subsidiaries can be carried forward indefinitely.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

b)	Reconciliation of income tax and social contribution

	2018	2017
Income before income tax and social contribution	673,405	971,192
Income tax and social contribution at the rate of 34%	(228,958)	(330,205)
Technological research and innovation benefit – Law 11,196/05 (a)	—	16,453
Tax incentives	10,794	5,823
Subsidy for investments (b)	12,505	—
Effect from differences of tax rates of entities abroad	14,077	18,950
Recognition of prior-year tax losses – USA and Mexico	70,065	35,393
Tax on profit of subsidiaries abroad	(12,694)	(2,037)
Unrecognized tax loss in the year	(11,799)	(17,787)
Tax Benefits of interest on equity (IOE)	40,208	28,523
Post-employment healthcare plan	30,082	(2,651)
Other permanent differences	(49,306)	(53,403)

Income tax and social contribution expenses	(125,026)	(300,941)

Income tax and social contribution – current	(182,324)	(140,899)

Income tax and social contribution – deferred	57,298	(160,042)

Effective rate – %	18.6%	31.0%

(a)

Refers to the tax benefit, established by Law 11.196/05, which allows 60% of the total expenses on technological research and innovation to be directly deducted from the calculation of taxable income and from the social contribution tax basis, observing the rules established in said Law.

(b)	ICMS tax incentives resulting from Company’s regular operations.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

The changes in deferred asset and liability income tax and social contribution for the fiscal year ended December 31, 2017 and 2018 are as follows:

	Asset	Liability
Balance at January 1st, 2017	492,996	(23,775)

(Debit)/Credit in the statement of income	(161,284)	1,242

Acquisition of subsidiary	16,719	(397,754)

(Debit)/Credit in other comprehensive income	(4,278)	140

(Debit)/Credit in other comprehensive income (exchange variation)	—	(2,222)

Balance at December 31, 2017	344,153	(422,369)

(Debit)/Credit in the statement of income	52,384	4,914
Reserve for grant of options and restricted shares	12,167	—
(Debit)/Credit in other comprehensive income	26,916	—
(Debit)/Credit in other comprehensive income (exchange variation)	39	(51,338)
Transfer between deferred income tax and social contribution liability and asset	(37,259)	37,259

Balance at December 31, 2018	398,400	(431,534)

12.	Judicial deposits

Judicial deposits include restricted assets of the Company related to amounts deposited and held by the courts until the litigation to which they are linked is resolved.

The judicial deposits of the Company as of December 31, 2018 and 2017 are as follows:

	2018	2017
Unaccrued tax lawsuits (a)	173,027	198,161
Accrued tax lawsuits (b) (note 16 and 17)	140,750	105,594
Unaccrued civil lawsuits	2,822	1,269
Accrued civil lawsuits (note 17)	649	988
Unaccrued labor lawsuits	6,991	5,496
Accrued labor lawsuits (note 17)	9,338	7,925

Total judicial deposits	333,577	319,433

(a)	The proceedings related to these judicial deposits refer to ICMS – ST, note 17, item (d) – contingent liability – possible risk of loss.
(b)	The proceedings related to these judicial deposits refer to the sum of amounts disclosed in note 16, item (a) and the amount accrued, as explained in the note 17.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Changes in the balances of escrow deposits for the fiscal years ended December 31 are presented below:

	2018	2017
Balance at January 1	319,433	303,074
New deposits	19,691	8,194
Redemptions	(13,948)	(11,142)
Inflation adjustment	13,780	19,307
Write-offs for expenses	(5,379)	—

Balance at December 31	333,577	319,433

13.	Other current and non-current assets

	2018	2017
Marketing and advertising advances	48,429	45,591
Supplier advances	76,707	44,606
Employee advances	12,965	9,764
Rent advances (a)	96,177	79,024
Insurance	7,535	9,263
Customs broker advances – Import taxes	14,866	11,825
Assets held for sale	160	160
Carbon credits	10,317	10,114
Other	47,475	47,006

	314,631	257,353

Current	263,025	211,208

Non-current	51,606	46,145

(a)	Mainly refers to rental advances and security deposits of the properties of certain stores of The Body Shop International Limited.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

14.	Property, Plan and equipment and intangible assets

a)	Property, plant and equipment

	Useful life range (in years)	2017	Additions	Write-offs	Transfers	Other changes including exchange variation (g)	2018
Cost value:
Vehicles	2 to 5	73,775	25,215	(20,835)	320	(403)	78,072
Templates	3	219,402	95	(23,925)	7,930	312	203,814
Tools and accessories	3 to 20	6,404	57	—	1,499	201	8,161
Facilities	3 to 60	297,943	3,961	(223)	2,108	6,493	310,282
Machinery and accessories	3 to 15	783,134	11,213	(433)	4,807	21,198	819,919
Leasehold improvements (a)	2 to 20	668,255	33,549	(9,477)	62,324	(177,434)	577,217
Buildings	14 to 60	965,596	440	(94)	9	(25,949)	940,002
Furniture and fixture	2 to 25	797,929	34,887	(585)	11,373	(480,787)	362,817
Land	—	30,525	—	—	—	—	30,525
IT equipment	3 to 15	294,401	24,488	(2,093)	18,460	(71,732)	263,524
Projects in progress	—	78,414	157,829	(3,214)	(132,542)	2,976	103,463

Total cost		4,215,778	291,734	(60,879)	(23,712)	(725,125)	3,697,796

Depreciation value:
Vehicles		(29,633)	(16,524)	14,065	10	298	(31,784)
Templates		(201,313)	(14,710)	24,567	4	(49)	(191,501)
Tools and accessories		(2,393)	(407)	—	—	(154)	(2,954)
Facilities		(128,540)	(17,333)	—	(1)	(1,435)	(147,309)
Machinery and accessories		(327,579)	(56,399)	257	—	4,671	(379,050)
Leasehold improvements (a)		(385,286)	(82,950)	7,867	529	242,673	(217,167)
Buildings		(158,801)	(43,092)	—	—	10,471	(191,422)
Furniture and fixture		(508,942)	(89,478)	458	269	459,615	(138,078)
IT equipment		(196,617)	(45,426)	2,061	239	77,926	(161,817)

Total accrued depreciation		(1,939,104)	(366,319)	49,275	1,050	794,016	(1,461,082)

Net total		2,276,674	(74,585)	(11,604)	(22,662)	68,891	2,236,714

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

	Useful life range (in years)	2016	Acquisition of subsidiary	Additions	Write-offs	Transfers	Other changes including exchange variation	2017
Cost value:
Vehicles	2 to 5	75,898	—	23,478	(24,778)	30	(853)	73,775
Templates	3	219,676	—	7,215	(5,856)	1,779	(3,412)	219,402
Tools and accessories	3 to 20	2,975	—	475	(11)	2,887	78	6,404
Facilities	3 to 60	285,083	—	4,377	(227)	9,214	(504)	297,943
Machinery and accessories	2 to 15	801,540	747	3,196	(24,194)	10,380	(8,535)	783,134
Leasehold improvements (a)	2 to 20	210,410	348,378	33,602	(17,506)	48,398	44,973	668,255
Buildings (i)	14 to 60	758,892	51,756	8,739	—	136,532	9,677	965,596
Furniture and fixture	2 to 25	66,725	690,498	34,412	(25,954)	22,706	9,542	797,929
Land	—	30,525	—	—	—	(194)	194	30,525
IT equipment	3 to 15	175,238	98,739	22,568	(18,222)	1,019	15,059	294,401
Projects in progress	—	68,213	21,440	117,713	(12,738)	(110,476)	(5,738)	78,414

Total cost		2,695,175	1,211,558	255,775	(129,486)	122,275	60,481	4,215,778

Depreciation value:
Vehicles		(31,446)	—	(14,758)	16,135	—	436	(29,633)
Templates		(184,000)	—	(22,918)	5,784	—	(179)	(201,313)
Tools and accessories		(1,985)	—	(261)	(76)	—	(71)	(2,393)
Facilities		(113,894)	—	(14,423)	42	—	(265)	(128,540)
Machinery and accessories		(289,475)	(316)	(52,666)	14,278	416	184	(327,579)
Leasehold improvements (a)		(84,136)	(246,676)	(53,230)	11,148	(25)	(12,367)	(385,286)
Buildings		(123,895)	(10,301)	(21,496)	(1,530)	(1,530)	(49)	(158,801)
Furniture and fixture		(24,690)	(465,980)	(31,233)	24,748	11	(11,798)	(508,942)
IT equipment		(106,966)	(78,334)	(26,051)	18,065	1,128	(4,459)	(196,617)

Total accrued depreciation		(960,487)	(801,607)	(237,036)	88,594	—	(28,568)	(1,939,104)

Net total		1,734,688	409,951	18,739	(40,892)	122,275	31,913	2,276,674

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

b)	Intangible assets

	Useful life range (years)	2017	Additions	Disposals	Transfers	Other changes including exchange variation (g) (h)	2018
Cost value:
Software and other	2.5 to 10	1,194,953	189,969	(3,702)	8,299	(151,087)	1,238,432
Trademarks and patents (Defined useful life)	25	103,076	610	—	—	8,115	111,801
Trademarks and patents (Indefinite useful life)	—	1,833,790	—	—	—	206,277	2,040,067
Goodwill Emeis Brazil Pty Ltd. (b)	—	91,302	—	—	—	5,565	96,867
Goodwill The Body Shop International Limited (c)	—	1,177,377	—	—	—	171,293	1,348,670
Goodwill acquisition of The Body Shop stores	—	—	1,434			22	1,456
Relationship with retail clients	10	1,638	—	—	—	102	1,740
Key money (indefinite useful life) (d)	—	57,863	3,357	(2,169)	17,175	26,084	102,310
Key money (Defined useful life) (e)	3 to 18	95,733	4,709	(419)	(1,171)	(49,964)	48,888
Relationship with franchisees and sub franchisees (f)	15	495,711	—	—	—	68,042	563,753

Total cost		5,051,443	200,079	(6,290)	24,303	284,449	5,553,984

Amortization value:
Software and other		(539,517)	(163,030)	1,419	(1,713)	191,396	(511,445)
Trademarks and patents		(9,686)	(13,403)	—	—	(14,809)	(37,898)
Key money		(26,128)	(10,089)	418	72	32,892	(2,835)
Relationship with retail clients		(503)	(589)	—	—	(57)	(1,149)
Relationship with franchisees and sub franchisees		—	(36,481)	—	—	(13,631)	(50,112)

Total accrued depreciation		(575,834)	(223,592)	1,837	(1,641)	195,791	(603,439)

Net total		4,475,609	(23,513)	(4,453)	22,662	480,240	4,950,545

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

	Useful life range (years)	2016	Acquisition of subsidiary	Additions	Disposals	Transfers	Other changes including exchange variation	2017
Cost value:
Software and other	2.5 to 10	877,771	247,716	95,597	(30,724)	13,946	(9,353)	1,194,953
Trademarks and patents (Defined useful life)	25	97,341	—	453	(2,618)	—	7,900	103,076
Trademarks and patents (Indefinite useful life)	—	2,129	1,732,131	—	—	—	99,530	1,833,790
Goodwill Emeis Brazil Pty Ltd. (b)	—	83,401		—	—	35	7,866	91,302
Goodwill The Body Shop International Limited (c)	—	—	1,138,118	—	—	—	39,259	1,177,377
Relationship with retail clients	10	1,498	—	—	—	—	140	1,638
Key money (indefinite useful life) (d )	—	12,393	49,638	10,260	(834)	(3,756)	(9,838)	57,863
Key money (Defined useful life) (e)	3 to 18	4,517	96,350	412	(11,327)	3,757	2,024	95,733
Relationship with franchisees and subfranchisees (f)	15	—	475,425	—	—	—	20,286	495,711

Total cost		1,079,050	3,739,378	106,722	(45,503)	13,982	157,814	5,051,443

Amortization value:
Software and other		(275,202)	(157,189)	(131,726)	32,419	275	(8,094)	(539,517)
Trademarks and patents		(17,323)	(5,629)	(2,705)	1,187	—	14,784	(9,686)
Key money		(1,622)	(32,663)	(11,771)	12,161	—	7,767	(26,128)
Relationship with retail clients		(649)	—	(114)	—	—	260	(503)

Total accrued depreciation		(294,796)	(195,481)	(146,316)	45,767	275	14,717	(575,834)

Net total		784,254	3,543,897	(39,594)	264	14,257	172,531	4,475,609

(a)	The depreciation rates take into consideration the lease terms of leased properties.
(b)	Goodwill on Emeis Holdings Pty Ltd. acquisition, classified as future economic benefits from synergies. It does not have a defined useful life and is subject to annual impairment tests.
(c)

Goodwill arising from the acquisition of The Body Shop, classified as future economic benefits from synergies (see note 4). It does not have defined useful life and it is subject to annual impairment tests.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

(d)	Key money with an indefinite useful life refers to a payment to an existing lessee to take over a lease on the existing lease terms. The balance is subject to an annual impairment test.
(e)	Key money with definite useful life refers to a lease premium payable to a landlord upon inception of the contract and cannot be recovered. The balance is amortized over the term of the contracts.
(f)

The balance refers to identifiable intangible assets from the relationship with The Body Shop franchisees (relationship where the franchisee owns all rights to operate within a territory) and sub-franchisees (relationship where a franchisee operates a single store within a market), with an estimated useful life of 15 years.

(g)	Includes inflation adjustment of Natura Argentina.
(h)

On the date of the business combination with The Body Shop International Limited, property, plant and equipment and intangible assets were originally segregated in the cost and depreciation/amortization groups. During the year ended December 31, 2018, for better presentation purposes, management reclassified the balances from the depreciation and amortization group to the cost group to show the net effect of property, plant and equipment and intangible assets.

(i)	As of December 31, 2017, the capitalized balance of charges in financial leasing operations was R$136,532.

c)	Assets pledged as collateral

As of December 31, 2018, the Company had pledged R$100 of property as collateral for legal proceedings.

d)	Finance leases

As of December 31, 2018, the consolidated amount recorded under “Buildings” arising from lease transactions totaled R$511,471 (R$525,477 as of December 31, 2017) and the balance of lease payables, classified in the line item “Borrowings, financing and debentures” (note 15) totaled R$446,235 (R$462,760 as of December 31, 2017).

e)	Impairment testing of intangible assets as an indefinite useful life

Goodwill and intangible assets with indefinite useful lives are allocated to groups of CGUs. In accordance with IAS 36 – Impairment of Assets – CGUs, or groups of CGUs that contain intangible assets with indefinite lives must be tested for impairment at least annually. CGU groups with intangible assets with indefinite useful lives as of December 31, 2018 are presented below:

CGU Group / Operating Segment	Trademarks and patents	Goodwill	Other	Total
Aesop	—	96,867	9,983	106,850
The Body Shop	2,037,182	1,348,670	77,397	3,463,249
Other	2,885	—	16,386	19,271

Total	2,040,067	1,445,537	103,766	3,589,370

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

The main assumptions used to calculate the value in use as of December 31, 2018 are presented below:

	Aesop	The Body Shop
Measurement of impairment value (value in use)	Discounted cash flow

Projected cash flow	Operating business cycle (approximately 5 years) with perpetuity.	Operating business cycle (approximately 8 years) with perpetuity.

Budgeted gross margin	Average of gross margin based on history and projections for the following 5 years.	Average of gross margin based on history and projections for the following 8 years.

Estimated costs	Costs based on historical data and market trends.

Growth rate in perpetuity (**)	Constant growth of 2.5%.	Constant growth of 2.0%.

Discount rate	These cash flows were discounted using a discount rate after taxes of 10.9% p.a. for The Body Shop and 13.2% p.a. for Aesop in real terms. The discount rate was based on the weighted average cost of capital that reflects the specific risk of each segment.

(*) (**) Based on inflation applicable to the country in which each segment is based.

The Company conducted a sensitivity analysis of (i) the discount rate and (ii) the growth rate in perpetuity, due to their potential impacts on cash flows. A 1 p.p. increase in the discount rate or a 1 p.p. decrease in the growth rate in perpetuity of the cash flow of each CGU group would not result in the need to recognize a loss.

Based on the analyses conducted by Management, there was no need to perform impairment tests for PPE’s or for intangible assets and so no impairment losses were recorded for the balances of these assets in the year ended December 31, 2018.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

15.	Borrowings, financing and debenture

	2018	2017
Local Currency
Financing Agency for Studies and Projects (FINEP)	135,618	148,157	A
Debentures (a)	4,680,665	3,779,843	B
Promissory Notes	—	3,792,537	C
BNDES	73,384	29,281	D
BNDES EXIM	—	417,983	E
BNDES – FINAME	735	3,476	F
Finance leases	446,235	462,760	G
Working capital – Peru	20,979	21,402	H
Working capital – Mexico	10,017	58,979	I
Working capital – Australia	—	16,663	J
Working capital – Colombia	59,850	88,337	K
Working capital – The Body Shop	—	2,005	L

Total in local currency	5,427,483	8,821,423

Foreign Currency
BNDES	17,137	22,809
Resolution 4,131/62	—	487,668
Notes	2,995,760	—

Total in foreign currency	3,012,897	510,477

Overall total	8,440,380	9,331,900

Current	1,181,859	4,076,669

Non-current	7,258,521	5,255,231

(a)	Debentures classified as current and noncurrent as of December 31, 2018 and December 31, 2017 are as follows:

	2018	2017
Debentures
Current	934,359	579,843

Noncurrent	3,746,306	3,200,000

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Changes in the balances of borrowings, financings and debentures for the years ended December 31, 2018 and December 31, 2017 are presented below:

	2018	2017
At the beginning of the year	9,331,900	4,390,171
Acquisition/merger of subsidiary	—	33,729
New borrowings and financing	5,015,278	6,391,049
Payments	(6,598,490)	(1,725,285)
Recording of financial charges	631,035	411,515
Payment of financial charges	(626,915)	(252,474)
Exchange variation (unrealized and for translation of financial statements in foreign currency)	608,845	(31,377)
Exchange variation – other comprehensive income	21,439	—
Transfers/Reclassifications (a)	57,288	114,572

At the end of the year	8,440,380	9,331,900

(a)	Refers mainly to reclassified balances of government subsidies considering borrowings from the BNDES. Maturities of non-current liabilities are as follows:

	2018	2017
2019	—	2,082,363
2020	1,459,393	1,046,263
2021	2,284,344	1,855,158
2022	379,679	74,315
2023 onwards	3,135,105	197,132

	7,258,521	5,255,231

Reference	Currency	Maturity	Charges	Guarantees
A	Real	May 2019 and June 2023	Interest of 5% p.a. for the installment maturing in 2019 and 3.5% p.a. for the installment maturing in June 2023	Bank Guarantee

B	Real	September 2022	Interest of 108% to 112% of the CDI and 1.4% + CDI and 1.75% + CDI, maturing in February 2019, March 2019, August 2019, March 2020, September 2020, September 2021 and September 2022.	None

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Reference	Currency	Maturity	Charges	Guarantees
C	Real	February 2018	108% of the CDI	Guarantee of Indústria e Comércio de Cosméticos Natura S.A. and Natura Inovação e Tecnologia de Produtos Ltda.

D	Real	Through September 2021	TJLP + interest of 0.5% p.a. to 3.96% p.a. and fixed-rate contracts of 3.5% p.a. to 5% p.a. (PSI) (c)	Bank guarantee

E	Real	Through November 2018	For 30% of the credit facility, SELIC + 0.4% p.a., for 70% of the facility, TJLP. Both facilities further include BNDES basic remuneration (2% p.a.) and Intermediary Bank remuneration.	Guarantee of Natura Cosméticos S.A.

F	Real	Through March 2021	Interest of 4.5% p.a. + TJLP for contracts up to 2012 and for contracts executed as of 2013 fixed rate of 3% p.a. (PSI) (d); Contracts from August 2014 to May 2016 at fixed rate of 6% p.a. to 10.5% p.a.	Fiduciary sale, guarantee of Natura Cosméticos S.A. and promissory notes

G	Real	Through August 2026	Interest of 9% p.a. + IPCA (b)	Fiduciary sale of assets object of lease agreements

H	Peruvian sol	January 2019	Interest of 3.56% p.a.	Guarantee of Natura Cosméticos S.A.

I	Mexican peso	October 2020	Interest of 1.15% p.a. + TIIE (d)	Guarantee of Natura Cosméticos S.A.

J	Colombian peso	December 2018	Interest of 6.95% p.a.	Guarantee of Natura Cosméticos S.A.

K	Australian dollar	August 2021	BBSY + interest of 0.92% and Libor + interest of 0.92% (e)	Bank guarantee

L	Pound sterling	October 2018	Interest of 0.33% p.m.	None

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Reference	Currency	Maturity	Charges	Guarantees
M	U.S. dollar	October 2020	Exchange rate variation + interest of 1.8% p.a. to 2.3% p.a. + Resolution 635 (a)	Guarantee of Natura Cosméticos S.A. and bank guarantee

N	U.S. dollar	Through May 2018	Exchange rate variation + Libor + Over Libor of 1.32% p.a. to 2.9% p.a. (a)	Guarantee of the subsidiary Indústria e Comércio de Cosméticos Natura Ltda.

O	U.S. dollar	February 2023	Interest of 5.375% p.a. (a)	None

(a)	Loans and financing for which swap contracts (CDI) were entered into. These loans and financing are not being shown net of their derivatives.
(b)	IPCA – Consumer price index expanded
(c)	PSI-Investment Support Program.
(d)	TIIE-interest rate of interbank equilibrium Mexico
(e)	BBSY – Bank Bill Swap Bid Rate

A description of the main bank loan and financing agreements as of December 31, 2018 is as follows:

a)	Description on bank loans and financing

i)	Debentures

On February 25, 2014, the Company conducted the 5th issue of unsecured, registered debentures, not convertible into shares, amounting to R$600,000. A total of 60,000 debentures were issued, of which 20,000 debentures allotted in the 1st series, due on February 24, 2017, in the amount of R$214,385, 20,000 debentures allocated in the 2nd series, due on February 25, 2018, and 20,000 debentures allocated in the 3rd series, due on February 25, 2019, each with remuneration corresponding to 107.00%, 107.5% and 108% of the accumulated variation of the average daily Interbank Deposits – DI, respectively.

On March 16, 2015, the Company issued the 6th series of junior unsecured, registered debentures, not convertible into shares of the Company, amounting to R$800,000. The Company issued 80,000 debentures, of which 40,000 (forty thousand) were allocated in the 1st series, maturing on March 16, 2018, 25,000 (twenty-five thousand) were allocated in the 2nd series, maturing on March 16, 2019, and 15,000 (fifteen thousand) were allocated in the 3rd series, maturing on March 16, 2020, remunerated at 107%, 108.25% and 109%, of the accumulated variation of the average daily rate of Interbank Deposits (DI), respectively.

On September 28, 2017, the Company carried out the 7th issue of registered, book-entry, non-convertible, unsecured debentures, in the total amount of R$2,600,000. A total of 260,000 debentures were issued, of which 77,273 (seventy-seven thousand, two hundred and seventy-three) were allocated in the 1st series, with maturity on September 25, 2020, and 182,727 (one hundred and eighty-two thousand, seven hundred and twenty-seven) allocated in the 2nd series, with maturity on September 25, 2021, remunerated at CDI rate + 1.4% p.a. and CDI rate + 1.75% p.a., respectively.

On February 16, 2018, the Company carried out the 8th issue of non-convertible and unsecured debentures, with personal guarantee, in a single series, for public distribution with restricted placement

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

efforts, in accordance with CVM Instruction 476 of January 16, 2009 (“Issue”, “Restricted Offering”, “Debentures”, “CVM Instruction 476”, respectively), in the aggregate amount of R$1,400,000. The proceeds will be used to settle the balance of the promissory notes. Compensatory interest will be paid in three (3) installments, starting on the issue date, with the first payment due on August 14, 2018, the second payment on February 14, 2019, and the maturity date on August 14, 2019. The nominal unit value of the Debentures will be amortized in a single (1) installment on the maturity date of August 14, 2019, except for possible payment due to early maturity, early optional redemption and optional extraordinary amortization, established in the Indenture, with a remuneration corresponding to 110% of the accumulated variation of daily average rates of Interbank Deposits – DI. On September 28, 2018, there was partial amortization of one billion Reais (R$1,000,000), resulting in a debt balance of R$400,000 for the 8th issue of debentures.

On September 21, 2018, the Company carried out the 9th issue of non-convertible and unsecured debentures, with personal guarantee, in three series, for public distribution with restricted placement efforts, in accordance with CVM Instruction 476 of January 16, 2009 (“Issue”, “Restricted Offering”, “Debentures”, “CVM Instruction 476”, respectively), in the aggregate amount of R$1,000,000, related to the 8th issue. The issue consisted of 100,000 debentures, of which 38,904 (thirty-eight thousand, nine hundred and four ) were issued in the 1st series, maturing on September 21, 2020, 30,831(thirty thousand, eight hundred and thirty-one) were in the 2nd series, maturing on September 21, 2021, and 30,265 (thirty thousand, two hundred and sixty-five) were in the 3rd series, maturing on September 21, 2022 and paying remuneration corresponding to 109.5%, 110.5% and 112%, respectively, of the cumulative variation of the average daily rates of Interbank Deposits (DI).

The appropriation of costs related to the issue of debentures in the year ended December 31, 2018 was R$19,307 (R$635 as of December 31, 2017), recorded on a monthly basis under financial expenses, in accordance with the effective interest rate method. Issue costs to appropriate totaled R$8,986 as of December 31, 2018 (R$16,577 as of December 31, 2017).

ii)	Promissory Notes

On August 2, 2017, the Company carried out the 3rd issue of commercial promissory notes totaling R$3,700,000 in a single series for public distribution with restricted efforts, according to CVM Instruction 566 of July 31, 2015. The issue was composed of 74 (seventy-four) promissory notes maturing on February 19, 2018, with a remuneration of 108% of the accumulated variation of daily average rates of Interbank Deposits (DI). The proceeds from the issue financed the acquisition of The Body Shop, paying for any costs and expenses incurred as a result of said acquisition. The balances as of December 31, 2017 were settled on the maturity date.

In 2018, the appropriation of costs related to the issue of promissory notes until the settlement of the operation totaled R$12,729 (R$32,126 as of December 31, 2017), and issue costs totaled R$44,855.

iii)	Notes

On February 1, 2018, a total of US$750 million was raised at a rate of 5.375% p.a., maturing on February 1, 2023, with semiannual payments in February and August.

The proceeds from the Notes issue were used to pay part of the liabilities of the Company arising from the 3rd issue of 74 commercial promissory notes, in a single series, in the amount R$3,700,000, which were issued to finance the acquisition of The Body Shop International Limited.

Simultaneously to the issue of the Notes in the international market, the Company contracted derivative instruments (“swaps”) to eliminate from the statement of income the exchange variations arising from

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

the exposures of the principal contracted and interest owed in accordance with the contractual maturities of the respective issue (Note 5.2).

On February 1, 2019, interest of USD$23.7 was paid, equivalent to R$88,700.

The appropriation of costs related to the issue of the Notes in the year ended December 31, 2018 was R$5,364, recorded on a monthly basis under financial expenses, in accordance with the effective interest rate method. Issue costs to appropriate totaled R$26,167 as of December 31, 2018.

b)	Finance lease obligations

Financial obligations are as follows:

	2018	2017
Gross finance lease obligations – minimum lease payments:
Less than one year	74,793	72,377
More than one year and less than five years	344,052	341,049
More than five years	343,472	433,800

	762,317	847,226

Future financing charges on finance leases	(316,082)	(384,466)

Finance lease obligations	446,235	462,760

Carrying amount of property, plant and equipment (Note 14)	511,471	525,477

c)	Financial Covenants

Debentures

The financial covenants of the Company are the following:

12-month period ended:	Leverage Ratio*
December 31, 2017 June 30, 2018	3.75 (three point seven five)
December 31, 2018 June 30, 2019	3.50 (three point five)
December 31, 2019 June 30, 2020	3.25 (three point two five)
December 31, 2020 June 30, 2021	3.00 (three point zero)
December 31, 2021 June 30, 2022	3.00 (three point zero)

(*)	Leverage ratio is calculated based on a contractually predefined formula as per the Debentures Agreement.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Trade payables and reverse factoring

	2018	2017
Domestic trade payables	1,511,576	1,034,426
Foreign trade payables (a)	80,714	368,775

	1,592,290	1,403,201

Reverse factoring (b)	144,501	150,562

	1,736,791	1,553,763

(a)	Refers to imports mainly denominated in US dollars, euros and pound sterling, which are valued using the corresponding exchange rate.
(b)

The Company has entered into contracts with Banco Itaú Unibanco S.A. which seek to structure, together with the Company’s major suppliers, a “reverse factoring” operation, wherein suppliers transfer the right to receive their trade notes to the Bank, who becomes the creditor of the operation. This operation did not significantly change the previously agreed-upon terms, prices and conditions, and did not affect the Company with financial charges practiced by the financial institution, after performing a thorough analysis of suppliers by category. As such, the Company discloses this operation under the heading Trade payables and reverse factoring” operations.

16.	Tax liabilities

	2018	2017
Ordinary ICMS	81,750	139,207
ICMS ST provision (b)	172,743	159,980
Taxes on invoicing – subsidiaries abroad	137,243	91,257
INSS – suspension of the enforceability	40,541	35,146
Withholding tax (IRRF)	36,971	35,698
Other taxes payable – foreign subsidiaries	2,717	666
Social security contribution (INSS) and service tax (ISS)	3,454	3,023

	475,419	464,977

Judicial deposits (Note 12)	(63,557)	(80,651)

Current	310,093	269,850

Noncurrent	165,326	195,127

(a)

Natura Cosméticos and its subsidiary Indústria e Comércio de Cosméticos Natura Ltda. are challenging in court the inclusion of ICMS in the tax basis of Integration Program Tax on Revenue (PIS) and Social Security Funding Tax on Revenue (COFINS). Since 2007, Natura Cosméticos and its subsidiary were authorized by the court to pay PIS and COFINS without the inclusion of ICMS in their tax basis. The balances recorded as of December 31, 2017 refer to the unpaid amounts of PIS and COFINS, whose liability was fully suspended, plus an interest update by the SELIC rate. On March 31, 2017, Natura Cosméticos, based on the

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

conclusion of the trial by the Plenary of the Federal Supreme Court, Extraordinary Appeal, which was defined, in the general repercussion system, by the unconstitutionality of the inclusion of ICMS on the basis of Calculation of PIS and COFINS, decided to reverse the provision made. Natura Cosméticos’ decision is based on the position of its legal advisors who consider that the Supreme Court’s judgment may be applicable immediately to all taxpayers and, therefore, the risk classification of the respective lawsuits has been changed to remote. As a result of the reversal, Natura Cosméticos recognized in the “Other operating income” the amount of R$197,229, related to the principal amount of the discussion and in the “Financial result”, the result of the interest of the period, of R$104,424. Part of the balance, in the updated amount of R$43,190 is deposited in court as of December 31, 2017. Natura Cosméticos awaits the position of the lower courts for the collection of judicial deposits.
(b)

The Company has been discussing the illegality of changes in the state legislation for the payment of ICMS – ST (VAT – Tax substitution). Part of the unpaid amount has been discussed in court by the Company and, in certain cases, the amounts have been deposited with the courts, as mentioned in Note 12.

(c)

On February 4, 2009, Natura Cosméticos filed for a preliminary injunction that suspended enforceability of income and social contribution taxes levied under special conditions. However, in October 2017, the Company decided to adopt the Special Tax Regularization Program (PERT), established by Law 13,496/17, and settled such liability.

17.	Provision for tax, civil and labor risks

The Company is party to tax, labor and civil lawsuits. Management believes, based on the opinion of its legal counsel, that the provision for tax, civil and labor risks are sufficient to cover potential losses. This provision is broken down as follows:

	2018	2017
Tax	163,852	196,006
Civil	32,300	27,153
Labor	65,655	58,887

Total	261,807	282,046

Judicial deposits (note 12)	(87,180)	(33,856)

Current	20,389	17,357

Non-current	241,418	264,689

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

a)	Tax contingencies

The provision for tax risks is broken down as follows:

	2017	Additions	Reversals	Payments	Offsets	Transfer of tax liabilities	Inflation adjustment	Exchange variation	2018
Legal fees (a)	45,791	11,285	(20,424)	(2,867)	—	—	1,296	—	35,081
Payment of ICMS-ST (b)	119,946	30,608	(15,022)	(13,657)	(29,741)	(20,056)	(2,439)	—	69,639
Other	30,269	39,542	(11,630)	(135)	—	—	319	767	59,132

Total provision for tax risk	196,006	81,435	(47,076)	(16,659)	(29,741)	(20,056)	(824)	767	163,852

Judicial deposits (note 12)	(24,943)	(34,209)	3,681	—	—	(20,268)	(1,454)	—	(77,193)

	2016	Acquisition of subsidiaries	Additions	Reversals	Transfer of tax liabilities	Inflation adjustment	2017
Legal fees (a)	31,446	—	29,466	(17,649)	—	2,528	45,791
CSLL deductibility (Law 9316/96)	4,444	—	1,667	(6,324)	—	213	—
Payment of ICMS-ST (b)	—	—	72,750	—	44,966	2,230	119,946
Other	11,154	9,247	10,976	(3,701)	—	2,593	30,269

Total provision for tax risk	47,044	9,247	114,859	(27,674)	44,966	7,564	196,006

Judicial deposits (note 12)	(14,168)	—	(15,661)	5,879	—	(993)	(24,943)

(a)	Refers to lawyer fees in connection with tax proceedings, among which we highlight the following:

(i) Tax assessment notices issued against the Company in August 2003, December 2006 and December 2007, by Brazilian IRS, claiming IRPJ and CSLL debts related to deductibility of yield of debentures issued by the Company, in 1999, 2001 and 2002, respectively.

Tax assessments had the final decision on the administrative level, in which it was held, in part, the charging of IRPJ and CSLL collection full. The Company is awaiting the outcome of the discussions in court. The legal advisors have assessed that the case involves remote loss.

(ii) IPI tax assessment notice drawn up against the subsidiary Indústria e Comércio de Cosméticos Natura Ltda., in December 2012, referring to facts occurred in the calendar year of 2008, on the grounds that the subsidiary would have practiced incorrect prices on sales for the Company. Currently, the Company awaits judgment of voluntary appeal filed. In the opinion of the legal counsel of the Company the risk of loss is classified as remote.

(iii) Legal actions in which Natura Cosméticos and its subsidiary Indústria e Comércio de Cosméticos Natura Ltda., have been discussing in court, since April 2007, the non-inclusion of ICMS in the calculation basis of the PIS and COFINS contributions and the reimbursement of contributions amounts Paid on the value of ICMS in the period from March 2004 to March 2007 (see note 16.a).

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

(b)

The Company is involved in administrative and legal actions disputing the illegality of changes in state laws for collection of ICMS-ST. On September 26, 2018, the Company settled a portion of its debts after joining the tax dues offset program launched by the state of Rio Grande do Sul through Decree 53,974/18 and subsequent amendments, which resulted in payments, reversal of inflation adjustment resulting from the amnesty offered by the program and offset with registered warrants acquired exclusively for this purpose. On June 30, 2018, part of the provision previously recorded under Tax liabilities by the Parent Company was transferred to Provision for tax risks, given the change in the probability of loss of lawsuits. As of December 31, 2018, the subsidiary Indústria e Comércio de Cosméticos Ltda. transferred a part of the provision for tax risks to the Tax liabilities line due to the adhesion to the REFAZ-RS installment program.

b)	Civil risk

	2017	Additions	Reversals	Payments	Inflation adjustment	Exchange variation	2018
Several civil lawsuits (a)	23,105	51,954	(38,663)	(9,709)	251	1,576	28,514
Attorney fees – environmental civil lawsuit	2,493	—	(408)	—	85		2,170
Attorney fees – IBAMA lawsuits	1,555	—	—	—	61	—	1,616

Total provision for civil risk	27,153	51,954	(39,071)	(9,709)	397	1,576	32,300

Judicial deposits (note 12)	(988)	(276)	640	—	(25)	—	(649)

	2016	Acquisition of subsidiaries	Additions	Reversals	Payments	Inflation adjustment	Exchange variation	2017
Several civil lawsuits (a)	8,680	13,826	29,585	(21,972)	(8,682)	1,668		23,105
Attorney fees – environmental civil lawsuit	2,885	—	—	(461)	—	69		2,493
Attorney fees – IBAMA lawsuits	1,095	—	427	—	—	33		1,555
Civil lawsuits and attorney fees – Nova Flora Participações Ltda.	1,661	—	35	(1,721)	—	25	—	—

Total provision for civil risk	14,321	13,826	30,047	(24,154)	(8,682)	1,795	—	27,153

Judicial deposits (note 12)	(882)	—	(677)	628	—	(57)	—	(988)

a)

As of December 31, 2018, the Group is party to approximately to 3,250 civil lawsuits (3,000 as of December 31, 2017), of which 3,040 were filed by Natura’s Consultants and consumers, most of which claiming compensation for damages. The balance deposited with the courts for the tax assessments notices above amounts to R$649 (R$988 December 31, 2017). Provisions are reviewed periodically based on the evolution of the lawsuits and the history of losses on civil claims in order to reflect the best current estimate.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

c)	Labor risks

As of December 31, 2018, the Company is party to approximately 1,850 labor lawsuits filed by former employees and service providers (approximately 2,200 as of December 31, 2017), claiming the payment of severance amounts, possible occupational disease, salary premiums, overtime and other amounts due, as a result of joint liability, and discussion about the recognition of possible employment relationship. The provision is periodically reviewed based on the progress of lawsuits and history of losses on labor claims to reflect the best current estimate.

	2017	Additions	Reversals	Payments	Inflation adjustment	Exchange variation	2018
Total provision for labor risk	58,887	44,172	(31,300)	(10,096)	4,773	(781)	65,655

Judicial deposits (note 12)	(7,925)	(7,002)	5,862	—	(273)	—	(9,338)

	2016	Acquisition of subsidiaries	Additions	Reversals	Payments	Inflation adjustment	Exchange variation	2017
Total provision for labor risk	32,259	491	48,571	(16,859)	(8,871)	3,296	—	58,887

Judicial deposits (note 12)	(5,006)	—	(4,867)	2,312	—	(364)	—	(7,925)

d)	Contingent liabilities – possible losses

The Company is party to tax, civil and labor proceedings for which no provision has been set up because they involve possible risk of loss as assessed by management and its legal advisors.

As of December 31, 2018, contingent liabilities comprise 498 cases (465 as of December 31, 2017), as under:

	2018	2017
Tax	3,265,543	1,850,701
Civil	63,910	21,893
Labor	115,240	134,817

Total contingent liabilities not provided for	3,444,693	2,007,411

Judicial deposits (note 12)	(100,754)	(127,433)

The main tax cases are the following:

(i)

The Company is party to administrative and judicial proceedings questioning lawfulness of amendments to the state legislation regarding ICMS-ST collection. As of December 31, 2018, the amount being disputed was R$321,772 (R$538,708 as of December 31, 2017) and R$80,816 was deposited with the courts (R$102,086 as of December 31, 2017).

(ii)

Notices served by the Brazilian IRS claiming IPI debts arising from the tariff classification adopted by the subsidiary Indústria e Comércio de Cosméticos Natura Ltda. for certain products. A decision is expected at the administrative level. The total amount under dispute as of December 31, 2018 is R$209,714 (R$200,973 as of December 31, 2017).

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

(iii)

Tax assessment issued by the São Paulo State Finance Department against the business unit branch of subsidiary Indústria e Comércio de Cosméticos Natura Ltda., seeking collection of State VAT (ICMS) under the tax substitution (ST), which was fully collected by the recipient of the goods, the company, his distributor establishment, and Natura Cosméticos S.A. This case awaits a decision. The total amount in dispute as of December 31, 2018 is R$506,258 (R$489,606 as of December 31, 2017).

(iv)

Natura Cosméticos and its subsidiary Indústria e Comércio de Cosméticos Natura Ltda., in the operations in which it operates exclusively as distributor, are legally challenging the condition brought by Decree no. 8393/2015, which classified interdependent wholesale establishments that sell products envisaged in said decree as industrial, for the purposes of collection of Tax on Manufactured Products (IPI). Total amount under discussion as of December 31, 2018 is R$309,611 (R$230,734 as of December 31, 2017)

(v)

Tax assessment notices in connection with IRPJ and CSLL, issued on September 30, 2009 and August 30, 2013, questioning deductibility for tax purposes of goodwill amortization, resulting from incorporation of shares of Natura Empreendimentos by Natura Participações S.A. and subsequent merger of both companies with the Company. In relation to tax assessment notice of 2009, the Company awaits judgment of motion for clarification filed against the appellate decision that denied, by majority vote, the special appeal filed by the Company. In relation to the tax assessment notice of 2013, the Company is challenging in court the legality of the decision that rejected the motions of clarification as a preliminary matter to discuss crucial points of the appellate decision that, by majority of votes, denied its special appeal, upholding the tax liability. The total amount under dispute as of December 31, 2018 is R$1,336,927, classified as possible loss, and R$459,686 as remote loss (R$1,735,823 as of December 31, 2017, with remote probability of loss).

e)	Contingent assets

The Company has outstanding lawsuits where the expectation of gain is probable according to the assessment of their legal advisors, but they are not registered in its Financial Statements until a favorable outcome is practically certain.

Natura Cosméticos and its subsidiary Indústria e Comércio de Cosméticos Natura Ltda. claim the refund of the PIS and COFINS installments collected with the inclusion of ICMS in their calculation bases from March 2004 to March 2007. The amounts adjusted for inflation in the non-registered reclamation claims, due to pending lawsuits, as of December 31, 2018, totaled R$93,321.

The subsidiary Indústria e Comércio de Cosméticos Natura Ltda. recorded an asset of R$146,393, due to a final court decision in November 2018, which recognized the existence of an effective and virtually certain credit right related to undue payments under PIS and COFINS arising from the unconstitutional inclusion of ICMS in the basis of calculation of contributions. This amount was recorded in Recoverable taxes under Current Assets with corresponding entry in Other operating expenses (revenue) and Financial revenue.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

18.	Other liabilities

	2018	2017
Government grant	—	57,288
Post-employment healthcare plan (a)	78,904	109,126
Carbon credit	3,222	8,054
Exclusivity contract (b)	5,400	7,800
Social program contribution Crer para Ver	28,368	22,982
Deferred revenue from performance obligations with customers (c)	63,662	69,045
Provisions for sundry expenses (d)	170,294	76,371
Provisions for rentals (e)	28,966	20,225
Florest maintenance partnership	11,542	20,979
Long-term incentives (f)	8,855	44,210
Fair value of operating lease (g)	25,843	31,605
Provision for restructuring (h)	2,004	—
Other provisions	52,877	84,354

Total	479,937	552,039

Current	338,170	278,744

Noncurrent	141,767	273,295

a) Post-employment health care plan, as detailed in Note 2.18.d). The population of active employees who are eligible for health care plan after the end of their employment is closed for new inclusions. As of December 31, 2018, the weighted average duration of the obligation was 16 years, and the actuarial calculation base verified the following:

•	1,247 active employees of the Company, 771 of which are employees of the parent company;

•	264 retirees and dependents of the Company, 199 of which are employees of the parent company.

Actuarial liabilities were calculated as of December 31, 2018 and 2017 considering the main assumptions below:

	2018	2017
Discount rate	9.17%	9.94%
Initial medical cost growth rate	10.76%	11.03%
Inflation rate	4.00%	4.25%
Final medical cost growth rate	5.04%	5.29%
Rate of growth of medical costs for aging costs	3.50%	3.50%
Rate of growth of medical costs for aging contributions	0.00%	0.00%
Retirement plan membership percentage	89.00%	89.00%
Invalidity table	Wyatt 85 Class 1	Wyatt 85 Class 1
General mortality table	RP2000	RP2000
Turnover table	T-9 service table	T-9 service table

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

The level of growth in medical costs was steady at a real rate of 6.5% and a reduction in the discount rate from 9.94% p.a. to 9.17% p.a. generated a loss of R$7,914 in 2018 (R$7,784 in 2017).

The following table shows a sensitivity analysis of the medical inflation rate and the discount rate if such rate were to increase or decrease by 1% and the respective effect on the balance of actuarial liability (Present Value of the Obligation), maintaining other assumptions unchanged:

	Rate	Hypothesis	Present value of the obligation
Discount rate	9.17%	1% increase	68,859
Discount rate	9.17%	1% decrease	91,310
Medical inflation rate	10.76%	1% increase	91,117
Medical inflation rate	10.76%	1% decrease	68,863

The changes in actuarial liabilities for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Balance at the beginning of the year	(109,126)	(65,190)
Cost of Company’s current service – recognized in income	(1,915)	(2,001)
Interest cost – recognized in income	(9,100)	(6,963)
Past service cost – amendments to the plan (*)	45,965	—
Expenses paid	2,302	1,407
Actuarial losses in other comprehensive income	(7,030)	(36,379)
Balance at the end of the year	(78,904)	(109,126)

(*) On July 2, 2018, the Company implemented a change in the post-employment benefit offered to employees who made fixed contributions to the health plan until April 30, 2010, implementing a new table of contributions by age bracket, which replaces the single table in effect until June 30, 2018. This change affects employees to be terminated after the date of its implementation.

(a)

Refers to the consideration of the exclusivity granted by the Company to a financial agent for the bank settlement service related to employee payroll. It will be recognized in the statement of income on a straight-line basis over the contractual period since April 2017.

(b)

Refers to deferral of revenue from performance obligations related to points-based loyalty programs, sale of gift cards not yet converted into products, and programs and events to honor direct selling consultants.

(c)	Refers to provisions for sundry expenses to comply with the accrual method.
(d)	Refers to the grace period granted by lessors for the start of rental payment of certain retail stores.
(e)	Refers to the variable compensation plans of the executives of the subsidiary Aesop.
(f)	Refers to complements to operating lease agreements identified in the business combination carried out in the acquisition of the subsidiary The Body Shop.
(g)

Refers to a provision for costs directly related to the plan for changes in organizational structure of The Body Shop, which was approved by Management and already implemented and announced to those affected by the restructuring.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

19.	Shareholders’ equity

a)	Issued Capital

For the years ended December 31, 2018 and 2017, the Company’s capital was R$427,073. There was no change in capital, which is made up of 431,239,264 (four hundred and thirty-one million, two hundred and thirty-nine thousand, two hundred and sixty-four) subscribed and paid-up common registered shares. The Company is authorized to increase its capital, irrespective of an amendment to the articles of incorporation, up to the limit of 441,310,125 (four hundred and forty-one million, three hundred and ten thousand, one hundred and twenty-five) common shares with no par value by resolution of the Board of Directors, which will establish the issuance conditions, including price and deadline for payment.

b)	Dividend and interest on equity payment policy

The shareholders are entitled to receive every year a mandatory minimum dividend of 30% of net income, considering principally the following adjustments:

•	Increase in the amounts resulting from the reversal, in the period, of previously recognized reserves for contingencies.

•	Decrease in the amounts intended for the recognition, in the period, of the legal reserve and reserve for contingencies.

•	Decrease in the amounts obtained from tax incentives for investments

On May 11, 2018, dividends and interest on equity of R$128,741 and R$6,809 (R$5,788 net of income taxes) were paid, respectively, as recommended by the Board of Directors on March 14, 2018 and ratified at the Annual Shareholders’ Meeting held on April 20, 2018, referring to the net income for the year 2017. These values, together with R$78,290 (R$66,546 net of income taxes) paid on February 16, 2018 correspond to payment of approximately 30% of the net income recorded in 2017.

On April 20, 2017, dividends and interest on capital were paid in the amounts of R$ 51,276 and R$ 5,600 (R$ 4,760 net of IRRF), respectively, as recommended by the Board of Directors on February 22, 2017 and Ratified at the Annual Shareholders’ Meeting held on April 11, 2017, referring to the net income for the year 2016; Which together with R$ 61,804 (R$ 52,533 net of IRRF) paid on February 10, 2017 correspond to payment of approximately 40% of the net income recorded in 2016.

As of December 28, 2018, the Board of Directors approved, ad referendum of the Annual Shareholders Meeting to be held on April 12, 2019, the proposal for payment of interest on equity in the total gross amount of R$111,449 (R$94,732 net of income taxes), for the period from January 1, 2018 to December 31, 2018, paid on February 26, 2019.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

The dividends were calculated as follows:

	2018	2017	2016
Net income for the year	548,379	670,251	296,699
(-) Subsidies for investment (i)	(43,737)	—	—
Calculation base for minimum mandatory dividends	504,642	670,251	296,699
Minimum mandatory dividends	30%	30%	30%
Minimum annual mandatory dividends	151,393	201,075	89,010
Proposed dividends	56,661	128,741	51,276
Interest on equity	111,449	85,099	67,404
Income tax on interest on equity (ii)	(16,717)	(12,188)	(10,111)
Total dividends and interest on capital, net of income tax	151,393	201,652	108,569
Dividends per share – R$	0.1315	0.2991	0.1192
Interest on capital per share, net – R$	0.2199	0.1681	0.1331
Total remuneration per share, net – R$	0.3514	0.4672	0.2523

(i)	Subsidy for ICMS investments and Profit from Exploration.
(ii)	Withholding Income Tax considering the exempted beneficiaries. According to CVM Instruction 683/12, interest on equity only can be attributed towards the mandatory dividend at an amount net of IRRF.

On December 31, 2018 and December 31, 2017, the Company did not declare dividends in excess of the minimum mandatory dividends.

c)	Treasury shares

As of December 31, 2018, 2017 and 2016, line item ‘Treasury shares’ is broken down as follows:

	Number of shares	R$ (thousands)	Average price per share – R$
Balance at December 31, 2016	936,884	37,149	39.65
Utilized	(144,868)	(5,728)	39.54
Acquisition	38,490	1,123	29.18

Balance at December 31, 2017	830,506	32,544	39.19
Utilized	(405,847)	(15,888)	39.15
Acquisition	87,103	2,752	31.59

Balance at December 31, 2018	511,762	19,408	37.92

The minimum and maximum cost of the balance of treasury shares in the period ended December 31, 2018 is R$29.18 and R$45.13, respectively.

d)	Capital reserve

As of December 31, 2018, the Capital Reserve increased by R$150,513 due to the effects of the calculation of IAS 29 – Financial Reporting in Hyperinflationary Economies – as detailed in Note 2.3.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

e)	Legal reserve

Since the balance of legal reserve plus capital reserves, addressed by article 182, paragraph 1, of Law 6,404/76, exceeded 30% of the capital in the fiscal years ended December 31, 2018 and 2017, the Company decided, in accordance with article 193 of the same Law, to not recognize a legal reserve on net income earned from the years in which such limit was reached.

f)	Retained earnings reserve

The Retained Earnings Reserve is composed of the cumulative balance of allocations in the capital budgets approved by the Annual Shareholders Meetings.

At the Board of Directors’ Meeting held on February 22, 2017 the financial statements and the proposal for retaining profits for the fiscal year ended December 31, 2016 and ratified at the Annual and Extraordinary Shareholders Meeting held on April 11, 2017 were presented. The composition of the profit reserve, which is made up of 60% of total profit for the fiscal year of 2016 equaled R$178,019.

At the Board of Directors’ Meeting held on March 14, 2018, the financial statements and the proposal for retaining profits for the fiscal year ended December 31, 2017 and ratified at the Annual and Extraordinary Shareholders Meeting held on April 20, 2018 were presented. The composition of the profit reserve, which is made up of 68% of total profit for the fiscal year of 2017 equaled R$456,411.

At the Board of Directors’ Meeting held on February 21, 2019, the financial statements and the proposal for retaining profits for the fiscal year ended December 31, 2018 and ratified at the Annual and Extraordinary Shareholders Meeting held on April 12, 2019 were presented. The composition of the profit reserve, which is made up of 61% of total profit for the fiscal year of 2018 equaled R$336,532.

As of December 31, 2018, the Earnings Reserve decreased by R$83,858 due to the application of IAS 29 – Financial Reporting in Hyperinflationary Economies—on balances up to December 31, 2017, as shown in Note 2.3.

g)	Losses on capital transaction

Refers to the effect of changes in ownership interest in the acquisition of the remaining portion of non-controlling shareholders when the Company already has control.

h)	Other comprehensive income

The Company records in this account the effect of exchange rate variation on investments in foreign subsidiaries, actuarial gains and losses from the retirees’ healthcare plan and resulting from cash flow hedge. For exchange rate variation, the accumulated effect will be reversed in the statement of income for the year as gain or loss only in the case of investment disposal or write-off. For actuarial gains and losses, the amounts will be recognized upon actuarial liability revaluation. The cash flow hedge transactions will be transferred to the statement of income for the year when an ineffective portion is identified and/or upon termination of the relationship.

i)	Significant Corporate changes

In December 2016 the Company acquired the remaining non-controlling interest of Emeis Holding Pty Ltd changing its interest from 78.74% to 100%. As a result, the Company recognized R$207,983 as the effect of changes in interest on foreign subsidiaries. In addition, the Company used the reserve for acquisition of non-controlling interests and settled the liability of R$248,728. Such transaction was

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

reflected in the statement of changes in shareholders’ equity in two different columns, R$79,324 million in Reserve for acquisition of non-controlling interest and R$169,404 as a Transaction with shareholders.

20.	Segment information

The determination of the Company’s operating segments is based on its Corporate Governance structure, which divides the business into the following segments, for purposes of decision making and managerial analyses: Natura (“Natura Brazil Operation” and “Natura LATAM Operation”, includes Corporate LATAM), Aesop (includes P&L of the Holdings Natura Brazil Pty Ltd. and Natura Cosmetics Australia Pty Ltd.), The Body Shop (operation of “The Body Shop” retail stores in all continents) and Natura (Brazil) International B.V. – the Netherlands) and Others (include P&L of Natura Europa SAS – France and Natura Brasil Inc. – USA).

Net revenue by segment is as follows in the year ended December 31, 2018:

•	Natura Brasil Operation: 45.1%

•	Natura LATAM Operation: 17.9%

•	Aesop: 7.9%

•	The Body Shop: 29.0%

•	Others: 0.1%

The accounting practices for each segment are described in Note 2 of these annual financial statements of the Company for the year ended December 31, 2018.

Performances of the Company´s segments were assessed based on net operating revenue and net income for the year, excluding the effects from financial income and expenses, income and social contribution taxes, depreciation and amortization.

The tables below present summarized financial information for the segments and the geographic distribution of commercial operations of the Company in 2018, 2017 and 2016.

a)	Operating segments

	2018
	Net revenue	Net income (loss)	Depreciation and amortization	Financial income	Financial expenses	Income tax
Natura Brasil	6,022,207	318,800	(274,013)	1,915,511	(2,439,391)	(68,239)
Natura LATAM	2,415,717	169,141	(30,850)	13,885	(60,941)	(80,446)
Natura others	9,450	(32,393)	(462)	—	—	—
Aesop	1,064,043	61,642	(67,019)	4,608	(2,243)	(36,005)
The Body Shop	3,886,002	98,535	(217,567)	122,417	(137,134)	24,971
Corporate expenses (a)	—	(67,346)	—	—	—	34,693

Consolidated	13,397,419	548,379	(589,911)	2,056,421	(2,639,709)	(125,026)

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

	2017
	Net revenue	Net income (loss)	Depreciation and amortization	Financial income	Financial expenses	Income tax
Natura Brasil	5,574,871	403,891	(243,276)	555,167	(955,266)	(187,935)
Natura LATAM	2,108,227	220,548	(25,628)	31,946	(30,408)	(47,338)
Natura others	6,608	(25,274)	(779)	—	—	—
Aesop	706,445	13,544	(47,966)	11	(1,888)	(47,240)
The Body Shop	1,456,557	123,274	(65,703)	17,268	(4,279)	(52,569)
Corporate expenses (a)	—	(65,732)	—	—	—	34,141

Consolidated	9,852,708	670,251	(383,352)	604,392	(991,841)	(300,941)

	2016
	Net revenue	Net income (loss)	Depreciation and amortization	Financial income	Financial expenses	Income tax
Natura Brasil	5,356,845	208,340	(203,129)	998,551	(1,612,886)	(160,424)
Natura LATAM	1,961,376	91,973	(18,528)	74,585	(115,179)	(47,771)
Natura others	14,716	(36,300)	(733)	—	—	—
Aesop	579,727	44,225	(38,381)	152	(1,232)	89,574

Consolidated	7,912,664	308,238	(260,771)	1,073,288	(1,729,297)	(118,621)

(a)

Corporate expenses refer substantially to expenses of some administrative departments that provide services to all of the Company’s subsidiaries and the expenses with the Company’s Operational Committee (GOC) since it was created in September 2017.The GOC was established to support the Company’s development, determine and allocate funds and identify synergies among companies controlled by the Company. These expenses were not allocated to any operating segment.

	2018			2017
	Non- current assets	Current liabilities	Total assets	Non- current assets	Current liabilities	Total assets
Natura Brasil	3,566,311	2,888,073	7,450,648	3,092,173	5,542,678	8,033,068
Natura LATAM	247,131	636,845	1,190,735	203,859	532,018	996,415
Natura Other	13,329	5,205	27,869	10,372	4,994	22,421
Aesop	413,775	235,033	768,771	382,774	120,239	654,265
The Body Shop	4,683,244	801,725	5,941,526	4,211,975	712,076	5,251,293

Consolidated	8,923,790	4,566,881	15,379,549	7,901,153	6,912,005	14,957,462

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

b)	Net revenue and Non-current assets by geographic region

	Net revenue 2018	Net revenue 2017	Net Revenue 2016	Non- current assets 2018	Non- current assets 2017
Asia	666,154	316,475	—	115,709	86,113
North America	919,826	857,361	—	272,296	323,440
South America	8,534,263	7,308,229	7,332,937	3,964,645	3,347,551

Brazil	6,082,896	5,624,295	5,356,845	3,704,613	3,268,685
Other	2,451,367	1,683,934	1,976,092	260,032	78,866
Europe	2,660,243	1,000,843	—	4,110,794	3,684,922

United Kingdom	1,877,475	664,858	—	3,885,666	423,084
Other	782,768	335,985	—	225,128	3,261,838
Oceania	616,933	369,800	579,727	460,346	459,127

Consolidated	13,397,419	9,852,708	7,912,664	8,923,790	7,901,153

Note: since the acquisition of The Body Shop in 2017, it became relevant to disclose information about geographic locations.

In terms of net revenue by country, Brazil (included under South America) accounts for 45% and United Kingdom (included under Europe) accounts for 14% of total net revenue. No other country had net sales greater than 10% of net revenue.

The Company has a class of products sold predominantly by Natura’s Consultants, denominated as “Cosmetics”. In the case of the subsidiaries Emeis Holding Pty Ltd. (“Aesop”) and The Body Shop International Limited (“The Body Shop”), cosmetics are sold not only through a wholesale structure, both also in owned stores, department stores, franchises and e-commerce.

No individual or aggregate customer (economic group) represents more than 10% of the Company’s net revenues.

21.	Net revenue

	2018	2017	2016
Gross revenue:
Domestic market	8,575,971	7,963,375	7,754,729
Foreign market	9,936,334	5,773,637	3,236,722
Other sales	49,657	13,864	1,691

	18,561,962	13,750,876	10,993,142

Returns and cancellations	(54,522)	(50,477)	(47,686)
Commercial discounts and rebates	(1,421,251)	(608,168)	—
Taxes on sales	(3,688,770)	(3,239,523)	(3,032,792)

Net revenue	13,397,419	9,852,708	7,912,664

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

22.	Operating expenses and cost of sales

Breakdown of operating expenses and cost of sales by function:

	2018	2017	2016
Cost of sales	3,782,843	2,911,077	2,446,959
Selling, marketing and logistics expenses	5,828,713	3,965,019	3,049,355
Administrative, R&D, IT and Project expenses	2,251,341	1,535,945	1,100,628

Total	11,862,897	8,412,041	6,596,942

Breakdown of operating expenses and cost of sales by nature:

	2018	2017	2016
Cost of sales	3,782,843	2,911,077	2,446,959

Raw material/packaging material/resale	3,223,446	2,402,340	1,962,314
Personnel expenses	276,848	261,859	247,476
Depreciation and amortization	65,157	69,433	77,298
Others	217,392	177,445	159,871

Selling, marketing and logistics expenses	5,828,713	3,965,019	3,049,355

Logistics costs	750,238	669,657	605,162
Personnel expenses	1,656,611	1,027,690	711,845
Marketing, sales force and other selling expenses	3,191,895	2,142,220	1,659,888
Depreciation and amortization	229,969	125,452	72,460

Administrative, R&D, IT and project expenses	2,251,341	1,535,945	1,100,628

Investments in innovation	102,436	80,027	76,647
Personnel expenses	1,036,866	692,242	513,714
Other administrative expenses	817,254	575,209	399,254
Depreciation and amortization	294,785	188,467	111,013
Total	11,862,897	8,412,041	6,596,942

23.	Employee benefits

	2018	2017	2016
Payroll, profit sharing and bonuses	2,350,182	1,510,175	1,033,513
Pension Plan (note 23.2)	41,923	7,099	3,753
Share-based payments (note 23.1)	40,505	19,136	8,782
Charges on restricted stock (note 23.1)	22,428	7,801	2,585
Health medical care, food, transportation and other benefits	177,135	197,524	83,322
Charges, taxes and social contributions	181,240	93,910	195,738
Social security (INSS)	156,912	146,146	145,342

Total	2,970,325	1,981,791	1,473,035

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

23.1 Share-based Payment

The Board of Directors meets annually in order to establish the option granting plan for the current year, based on the programs approved by both Management and employees, indicating the directors and managers who may receive stock options to purchase or subscribe shares of the Company and the total number to be distributed.

From 2009 to 2014, the plans were vested for exercise at the end of the fourth year after the grant date, with the possibility of early maturity after the third year, conditioned to renouncing of 50% of the options granted in the plans. The Company established a maximum term of four years for option exercise as from the end of the fourth year after vesting.

On March 16, 2016, the Company´s Board of Directors approved the Stock Option or Share Subscription Plan and the restricted stock option plan for 2016 (“2016 Plans”). Stock options granted to eligible managing officers and employees who joined the 2016 Plans were approved at the Board Meeting held on April 14, 2016. Additionally, on July 4, 2016, the Company’s Board of Directors approved the inclusion of beneficiaries and also revisited the amount of Restricted Stock Option Plan of actions for the year 2016 due to inclusion and exclusion of beneficiaries.

On July 11, 2016, the Company’s Board of Directors approved the Stock Option Plan Option or Subscription Bonus for “Strategy Acceleration” for the year 2016.

On March 10, 2017, the Company’s Board of Directors approved the Stock Option Plan, or Subscription Bonus, the restricted stock option plan and the Stock Option Plan, or Subscription Bonus for Strategy Acceleration, for 2017, and therefore, the Company began accruing the respective provisions.

The Stock Option Plan effective for 2018, 2017, 2016 and 2015 sets out that options may be exercised in three years, being one third exercised each year, starting on the second year.

The Stock Option Plan, or Subscription Bonus termed as “Strategy Acceleration” Plan, related to 2015, 2016, 2017 and 2018 provides that 50% of the options may be exercised in the fourth-year anniversary and the rest in the fifth year.

The Restricted Share Plan implemented in 2015 consists in granting the Company’s common shares to a group of managing officers and employees. The rights of the participants referring to restricted shares will only be fully vested to the extent that the participants remain linked to the Company as a managing officer or employee, in the period between grant date and the following dates, in these proportions:

(a) 1/3 (one third) as from the 2nd anniversary of the grant date;

(b) 2/3 (two thirds) as from the 3rd anniversary of the grant date; and

(c) 100% as from the 4th anniversary of the grant date.

In the Restricted Share Plan, there will be no financial disbursement by the Company’s employee or managing officer at the end of the vesting period.

Grants made in 2018

On March 12, 2018, the Company’s Board of Directors approved the Stock Option, or Stock Subscription plan, the Restricted Share plans and 2018 Stock Option or Subscription for Strategy Acceleration plans. For this reason, the Company started recording the due provisions as of this month.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

On August 13, 2018, the Board of Directors of the Company approved the new extraordinary plan for the granting of restricted shares for 2018; therefore, the Company started to record the necessary provisions as of this month.

The changes in the number of outstanding stock options and their related weighted-average prices, as well as variations in the number of restricted shares are as follows:

	Stock Option Plan and Strategy Acceleration Plan
	2018			2017		2016
	Average exercise price per share – R$	Options (thousands)	Average exercise price per share – R$	Options (thousands)	Average exercise price per share – R$	Options (thousands)
Balance at beginning of year	33.15	7,204	36.17	6,381	37.91	6,234
Granted	31.55	3,057	26.07	1,699	24.43	2,566
Expired	40.37	(992)	44.81	(866)	47.32	(2,419)
Exercised	27.31	(98)	28.09	(10)	—

Balance at end of year	31.92	9,171	33.15	7,204	36.17	6,381

	Restricted shares (thousands)
	2018	2017	2016
Balance at beginning of year	1,059	875	510
Granted	809	453	512
Expired	(118)	(134)	(120)
Exercised	(308)	(135)	(18)

Balance at end of year	1,442	1,059	884

From the 9,171 outstanding options as of December 31, 2018 (7,204 outstanding options as of December 31, 2017 and 6,381 outstanding options as of December 31, 2016), 1,672 options (1,376 outstanding options as of December 31, 2017 and 1,692 outstanding options as of December 31, 2016) are vested. The options exercised during the year ended December 31, 2018 resulted in the use of 98,000 treasury shares (10,000 options exercised during the year ended December 31, 2017 and no options exercised during the year ended December 31, 2016).

The expense relating to the fair value of stock options and restricted shares, including social security and related expenses calculated over restricted shares, recognized in the year ended December 31, 2018, according to the period elapsed for entitlement to exercise the options and restricted shares, was of R$62,933 (expenses totaled R$26,937 as of December, 2017 and R$11,367 for December 31, 2016)

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

The stock options outstanding and the restricted shares at the end of the year have the following vesting dates and exercise prices:

As of December 31, 2018 – Stock option plan

Grant date	Right acquisition conditions	Exercise price – R$	Fair value	Existing options	Remaining contractual life (years)	Vested options (thousands)
March 23, 2011	4 years of service as from the grant date	65.88	16.45	351	0.5	351
March 18, 2013	4 years of service as from the grant date	71.99	12.10	364	2.5	364
March 17, 2014	4 years of service as from the grant date	48.17	8.54	455	3.5	455
March 16, 2015	From 2 to 4 years of service as from the grant date	27.59	9.70 to 10.57	617	4.3	392
July 28, 2015 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	26.18	12.40 to 12.46	1,100	4.6	—
March 15, 2016	From 2 to 4 years of service as from the grant date	26.06	14.31 to 14.85	327	5.3	109
July 11, 2016 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	23.21	13.67 to 13.78	1,320	5.6	—
March 10, 2017	From 2 to 4 years of service as from the grant date	25.57	13.31 to 13.35	536	6.3	—
March 10, 2017 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	25.57	13.73 to 13.78	1,105	6.3	—
March 12, 2018	From 2 to 4 years of service as from the grant date	34.32	15.92 to 16.41	1,096	7.3	—
March 12, 2018 (Strategy acceleration)	From 3 to 5 years of service as from the grant date	25.57 to 34.32	16.41 to 19.34	1,900	7.3	—

				9,171		1,671

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

As of December 31, 2018 – restricted shares

Grant date	Right acquisition conditions	Existing stock	Fair value	Remaining contractual life (years)	Vested stock (thousands)
March 16, 2015	From 2 to 4 years of service as from the grant date	122	20.42 to 22.27	0.2	7
March 15, 2016	From 2 to 4 years of service as from the grant date	232	23.97 to 25.70	0.2 to 1.2	11
March 10, 2017	From 2 to 4 years of service as from the grant date	365	23.39 to 25.02	0.2 to 2.2	—
March 12, 2018 – Plan I	From 2 to 4 years of service as from the grant date	373	30.37 to 31.80	1.2 to 3.2	—
March 12, 2018 – Plan II	From 0.4 to 2.4 years of service as from the grant date	89	31.52 to 32.99	0.6 to 1.6	—
March 12, 2018 – Plan III	From 1 to 3 years of service as from the grant date	111	31.08 to 32.55	0.2 to 2.2	—
March 12, 2018 – Extraordinary Plan I	From 1 to 3 years of service as from the grant date	6	31.09 to 32.56	0.2 to 2.2	—
March 12, 2018 – Extraordinary Plan II	From 0.5 to 1.5 year of service as from the grant date	10	32.14 to 32.87	0.7	—
August 13, 2018 – Extraordinary Plan III	From 0.7 to 1.7 year of service as from the grant date	50	26.17 to 26.76	0.4 to 1.4	—
August 13, 2018 – Extraordinary Plan IV	From 0.8 to 1.8 year of service as from the grant date	25	26.13 to 26.72	0.5 to 1.5	—
August 13, 2018 – Extraordinary Plan V	From 1 to 2 years of service as from the grant date	20	26.04 to 26.65	0.6 to 1.6	—
August 13, 2018 – Extraordinary Plan VI	From 1.6 to 3.6 years of service as from the grant date	39	24.49 to 26.26	1.2 to 3.2	—

		1,442			18

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

As of December 31, 2017 – Stock option plan

Grant date	Right acquisition conditions	Exercise price – R$	Fair value	Existing options	Remaining contractual life (years)	Vested options (thousands)
March 19, 2010	4 years of service as from the grant date	54.49	10.82	287	0.2	287
March 23, 2011	4 years of service as from the grant date	63.60	16.45	422	1.2	422
March 18, 2013	4 years of service as from the grant date	69.49	12.10	401	3.3	401
March 17, 2014	4 years of service as from the grant date	46.50	8.54	531	4.3	266
March 16, 2015	From 2 to 4 years of service as from the grant date	28.09	9.70 to 10.57	710	5.3	236
July 28, 2015 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	26.68	12.40 to 12.46	1,265	5.7	—
March 15, 2016	From 2 to 4 years of service as from the grant date	26.55	14.31 to 14.85	259	6.3	—
July 11, 2016 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	23.70	26.96	1,540	6.6	—
March 10, 2017	From 2 to 4 years of service as from the grant date	26.07	13.31 to 13.35	583	7.3	—
March 10, 2017 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	26.07	13.73 to 13.78	1,105	7.3	—

				7,103		1,612

As of December 31, 2017 – restricted shares

Grant date	Right acquisition conditions	Existing stock	Fair value	Remaining contractual life (years)	Vested stock (thousands)
March 16, 2015	From 2 to 4 years of service as from the grant date	267	20.42 to 22.27	0 to 5.3	—
March 15, 2016	From 2 to 4 years of service as from the grant date	374	23.97 to 25.70	6.3	—
March 10, 2017	From 2 to 4 years of service as from the grant date	419	23.39 to 25.02	7.3	—

		1,060			—

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

As of December 31, 2016 -Stock option plan

Grant date	Right acquisition conditions	Exercise price – R$	Fair value	Existing options	Remaining contractual life (years)	Vested options (thousands)
April 22, 2009	4 years of service as from the grant date	36.07	7,83	292	0.57	292
March 19, 2010	4 years of service as from the grant date	52.93	10.82	414	1.49	414
March 23, 2011	4 years of service as from the grant date	61.77	16.45	504	2.49	504
March 18, 2013	4 years of service as from the grant date	67.50	12.10	481	4.53	481
March 17, 2014	4 years of service as from the grant date	45.12	8.54	683	5.54	—
March 16, 2015	From 2 to 4 years of service as from the grant date	28.22	9.70 to 10.57	795	6.29	—
July 28, 2015 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	26.81	12.40 to 12.46	1,265	6.67	—
March 15, 2016	From 2 to 4 years of service as from the grant date	26.69	14.31 to 14.85	406	7.31	—
July 11, 2016 (Strategy acceleration)	From 4 to 5 years of service as from the grant date	23.84	26.96	1,440	7.64	—

				6,280		1,691

As of December 31, 2016 – restricted shares

Grant date	Right acquisition conditions	Existing stock	Fair value	Remaining contractual life (years)	Vested stock (thousands)
March 16, 2015 (24 months – vesting)	From 2 to 4 years of service as from the grant date	454	20.42 to 22.27	6.29	—
March 15, 2016 (48 months – vesting)	From 2 to 4 years of service as from the grant date	421	23.97 to 25,70	7.31	—

		875			—

As of December 31, 2018, the market price was R$45.00 (R$33.06 as of December 31, 2017 and R$23.02 as of December 31, 2016) per share.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

The pricing of stock options and restricted shares was based on the binomial model. The significant data included in the fair value pricing model of the stock options and restricted shares granted in the period ended December 31, 2018 were:

	Stock option plan		Restricted shares			Restricted shares – Extraordinary Plan
	March 12, 2018							August 13, 2018
	March 12, 2018	March 12, 2018 (Strategy Acceleration Program)	March 12, 2018 – Plan I	March 12, 2018 – Plan II	March 12, 2018 – Plan III	March 12, 2018 – Extra I	March 12, 2018 – Extra II	August 13, 2018 – Extra. III	August 13, 2018 – Extra. IV	August 13, 2018 – Extra. V	August 13, 2018 – Extra. VI
Volatility	39.13%	39.13%	39.13%	39.13%	39.13%	39.13%	39.13%	38.62%	38.62%	38.62%	38.62%
Dividend yield	2.31%	2.31%	2.31%	2.31% to 2.44%	2.31%	2.31%	2.31% to 2.44%	1.67% to 1.99%	1.67% to 1.99%	1.67% to 1.99%	1.99% to 2.83%
Expected option life for the year	2 to 4 years	3 to 5 years	2 to 4 years	0.4 to 2.4 years	1 to 3 years	1 to 3 years	0.5 to 1.5 year	0.7 to 1.7 year	0.8 to 1.8 years	1 to 2 years	2 to 4 years
Risk-free annual interest rate	7.39% to 8.27%	7.84% to 8.70%	7.39% to 8.27%	6.17% to 7.39%	6.17% to 7.84%	6.17% to 7.84%	6.17% to 6.56%	7.38% to 8.71%	7.38% to 8.71%	7.38% to 8.71%	8.20% to 9.89%

The pricing of stock options and restricted stock was based on the binomial model, and the significant data included in the fair value pricing model of the stock options and restricted stock granted in the year ended December 31, 2017 were:

	Stock option plan					Restricted shares
	March 10, 2017
	(24 months – vesting	(36 months – vesting)	(48 months – vesting)	(Strategy Acceleration Program – 48 months – vesting)	(Strategy Acceleration Program – 60 months – vesting)	(24 months – vesting	(36 months – vesting)	(48 months – vesting)
Volatility	41.00%	41.00%	41.00%	41.10%	41.10%	41.00%	41.00%	41.00%
Dividend yield	3.30%	3.30%	3.30%	3.30%	3.30%	3.30%	3.30%	3.30%
Expected option life for the year	2 years	3 years	4 years	4 years	5 years	2 years	3 years	4 years
Risk-free annual interest rate	9.40%	9.50%	9.60%	9.60%	9.60%	9.40%	9.50%	9.60%

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

The pricing of stock options and restricted stock was based on the binomial model, and the significant data included in the fair value pricing model of the stock options and restricted stock granted in 2016 were:

	Stock option plan					Restricted shares
	March 15, 2016			July 11, 2016		March 15, 2016
	(24 months – vesting	(36 months – vesting)	(48 months – vesting)	(Strategy Acceleration Program – 48 months – vesting)	(Strategy Acceleration Program – 60 months – vesting)	(24 months – vesting	(36 months – vesting)	(48 months – vesting)
Volatility	37.20%	37.20%	37.20%	39.40%	39.40%	37.20%	37.20%	37.20%
Dividend yield	3.40%	3.40%	3.40%	4.60%	4.60%	3.40%	3.40%	3.40%
Expected option life for the year	2 years	3 years	4 years	4 years	5 years	2 years	3 years	4 years
Risk-free annual interest rate	12.90%	13.20%	13.20%	11.50%	11.50%	12.90%	13.20%	13.20%

23.2 Pension plan

The contributions made by the Company were R$41,923 in 2018 (R$3,397 in 2017 and R$3,753 in 2016), and were recorded as expenses in the year.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

24. Financial income (expenses)

	2018	2017	2016
Financial income:
Interest on short-term investments	129,296	164,442	255,437
Gains on monetary and exchange rate variations (a)	477,297	176,450	745,365
Gains on swap and forward transactions (c)	1,323,470	34,055	45,467
Gains on fair value adjustment of swap and forward derivatives	2,760	606	—
Effect of joining the Special Tax Regulation Program (PERT) established by Federal Law 13,496/17)	—	70,348	—
Interest on provision for tax risks and tax liabilities and recognition of contingent asset (note 26 (d))	89,151	129,770	—
Other financial income	34,447	28,721	27,019

	2,056,421	604,392	1,073,288

Financial expenses:
Interest on financing	(631,475)	(387,658)	(317,589)
Losses on monetary and exchange rate variations (b)	(1,073,549)	(141,499)	(359,742)
Losses on swap and forward transactions (d)	(794,504)	(161,802)	(698,774)
Loss on fair value adjustment of swap and forward derivatives	(2,197)	—	(12,292)
Interest on provision for tax, civil and labor risks and tax liabilities	(22,026)	(89,792)	(108,923)
Interest on provision for acquisition of non-controlling interest	—	—	(58,071)
Fair value adjustment to Derivatives	—	(27,400)	(65,136)
Taxes on remittance of funds abroad for acquisition of The Body Shop	—	(14,218)	—
Debt structuring expenses for acquisition of The Body Shop (e)	—	(60,919)	—
Effect of reclassification of government grant	—	(29,976)	(65,768)
Appropriation of funding costs (debentures and notes)	(37,400)	—	—
Financial result arising from exposure to inflation (Argentina)	(25,066)	—	—
Other financial expenses	(53,492)	(78,577)	(43,002)

	(2,639,709)	(991,841)	(1,729,297)

Financial expenses	(583,288)	(387,449)	(656,009)

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

The objective of the breakdown presented below is to detail the foreign exchange hedging transactions contracted by the Company and the related balancing items in the statement of income shown in the previous table:

	2018	2017	2016
(a) Gains on monetary and exchange rate variations	477,297	176,450	745,365

Gains on exchange rate variation on loans	402,345	159,952	744,743
Exchange rate variation on imports	6,385	—	622
Exchange rate variation on export receivables	42,901	2,746	—
Exchange rate variation on accounts payable to subsidiaries abroad	25,666	13,752	—

(b) Losses on monetary and exchange rate variations	(1,073,549)	(141,499)	(359,742)

Losses on exchange rate variation on loans	(996,034)	(124,753)	(290,712)
Exchange rate variation on imports	(40,140)	(27)	—
Exchange rate variation on export receivables	(18,323)	—	(17,364)
Exchange rate variation on accounts payable to subsidiaries abroad	(13,075)	—	(41,674)
Exchange rate variation on financing	(5,977)	(16,719)	(9,992)

(c) Gains on swap and forward transactions	1,323,470	34,055	45,467

Revenue from swap exchange coupons	170,555	29,091	—
Gains from exchange variations on swap instruments	1,152,915	4,964	45,467

(d) Losses on swap and forward transactions	(794,504)	(161,802)	(698,774)

Losses on exchange rate variation on swap instruments	(402,708)	(39,287)	(449,764)
Financial costs of swap instruments	(391,796)	(122,420)	(247,515)
Loss on interest rate swap	—	(95)	(1,495)

(e) Other financial expenses	—	(60,919)	—

Expenses with debt structuring for acquisition of The Body Shop, resulting from the change of loan facility agent	—	(60,919)	—

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

25. Other operating income (expenses), net

	2018	2017	2016
Result on write-off of property, plant and equipment	1,188	(25,623)	3,418
ICMS credit	2,290	7,785	4,725
BNDES, FINAME and FINEP subsidy	—	29,976	65,769
Social program contribution – Crer para Ver (a)	(29,686)	(22,771)	(32,305)
ICMS-ST (b)	(27,126)	(33,784)	(18,580)
Sale of customer portfolio (c)	16,254	28,701	27,000
Exclusion of ICMS from PIS/COFINS tax base (d)	57,242	197,230	—
Initial costs of acquisition of The Body Shop	—	(87,106)	—
Transformation Plan (e)	(98,465)	—	—
Tax contingencies	(706)	(38,765)	—
Reversal of IPI – equal commercial rights (f)	—	133,595	—
Prior-period credits	23,677	—	—
Reintegra credits	3,058	—	—
Other operating income (expenses)	12,329	(37,550)	4,398

Other operating income (expenses), net	(39,945)	151,688	54,425

(a)	Allocation of operating profit from sales of “Crer para Ver” line of non-cosmetic products to Natura Institute, specifically directed to social projects aimed at developing the quality of education.
(b)	Refers to the requirement of ICMS tax substitution, for different states, see details in note 16 (b).
(c)

Refers to the revenue from the sale of securities portfolio of customers overdue for more than 180 days, net of legal costs with lawsuits filed by debtors against the company acquiring the portfolio. Proceeds from the sale of the portfolio, as well as reimbursement of legal costs, are received after write-off of overdue securities.

(d)

Natura Cosméticos and its subsidiary Indústria e Comércio de Cosméticos Natura Ltda. are challenging in court the non-inclusion of ICMS in the calculation basis of PIS and COFINS contributions. Since 2007, they are legally authorized to pay contributions excluding ICMS, but have held the balance of the provisioned ICMS under Tax liabilities. On June 30, 2017, based on the conclusion from the judgment delivered by the Plenary Session of the Federal Supreme Court on the Extraordinary Appeal, which ruled unconstitutional the inclusion of ICMS in the calculation base of PIS and COFINS, the Company reversed the tax obligation it had provisioned. As of December 31, 2018, the Company recognized the principal credit of R$57,242, arising from Contingent Asset backed by the final and unappealable decision (see note 16.a).

(e)

Expenses related to the implementation of the transformation plan of The Body Shop, which is supported by five pillars, namely: (1) renewal of the brand; (2) optimization of retail operations; (3) improvement of omni-channel; (4) improvement of operating efficiency; and (5) redesign of the organization.

(f)

Natura Cosméticos and its subsidiary Indústria e Comércio de Cosméticos Natura Ltda., for operations in which Natura Cosméticos operates exclusively as distributor, are legally challenging the condition brought by Decree 8,393/2015, which ruled that interdependent wholesale establishments that sell products envisaged in said decree are industrial establishments, and thus subject to a levy of the Tax on Manufactured Products (IPI), After the delivery of judgments in favor of the Company, as well as the currently favorable jurisprudence on the issue, the Company, based on the opinion of its legal counsel, revaluated the probability of loss as possible, with a

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

higher chance of favorable outcome, thereby reversing the balance recorded as tax liability under the Consolidated financial statements as of September 30, 2017.

26. Earnings per share

26.1. Basic

Basic earnings per share are calculated by dividing the net income attributable to the owners of the Company by the weighted average of outstanding common shares, less common shares bought back by the Company and held as treasury shares.

	2018	2017	2016
Net income attributable to owners of the Company	548,379	670,251	296,699
Weighted average of outstanding common shares	431,239,264	431,239,264	431,239,264
Weighted average of treasury shares	(644,207)	(867,934)	(949,409)

Weighted average of outstanding common shares	430,595,057	430,371,330	430,289,855

Basic earnings per share – R$	1.2735	1.5574	0.6895

26.2. Diluted

Diluted earnings per share is calculated by adjusting the weighted average of outstanding common shares, assuming that all potential common shares that would cause dilution are converted. The following categories of common shares would potentially cause dilution for the Company: the stock options, restricted actions and strategy acceleration.

	2018	2017	2016
Net income attributable to owners of the Company	548,379	670,251	296,699
Weighted average of outstanding common shares	430,595,057	430,371,330	430,289,855
Adjustment for stock options and restricted shares	764,764	641,156	1,275,825

Weighted average number of common shares for diluted earnings per share calculation purposes	431,359,821	431,012,486	431,565,680

Diluted earnings per share – R$	1.2713	1.5551	0.6875

As of December 31, 2018, a total of 8,831,788 existing options (6,570,788 at December 31, 2017 and 6,035,573 at December 31, 2016) were not considered in the calculation of diluted earnings per share because the exercise price is higher than the average market price of the common shares during the year ended on those dates. Therefore, there was no dilution effect.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

27. Related party transactions

27.1. Receivables from and payables to related parties are as follows:

On June 5, 2012, Indústria e Comércio de Cosméticos Natura Ltda. and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), entered into an agreement for the construction and lease of a distribution center (HUB) for processing, distributing, storing, in the city of Itupeva, in the state of São Paulo. Messrs. Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, members of the controlling shareholders group of Natura Cosméticos S.A., indirectly hold controlling interests in Bres Itupeva. The amount involved in the registered transaction under “Buildings” was R$49,136 (R$54,008 as of December 31, 2017). This transaction was executed on an arm’s length basis

Natura Cosméticos S.A. and Raia Drogasil S.A. entered into a purchase and sale agreement and other covenants for selling products in Raia and Drogasil. Mr. Antonio Luiz da Cunha Seabra, Mr. Guilherme Peirão Leal and Mr. Pedro Luiz Barreiros Passos, members of the Natura Cosméticos S.A. control block, indirectly hold shareholding interest in Raia Drogasil S.A.

In 2018, the Company transferred to the Natura Institute, in the form of a donation associated with maintenance, the amount of R$3,351 (R$2,288 in 2017 and R$6,825 in 2016) corresponding to 0.5% of net income for the prior fiscal year, and a donation associated with the net sales of products in the Natura Crer Para Ver line, of R$25,289 (R$24,733 in 2017).

Relationship	Financial Statement line item	2018	2017	2016
Construction and lease agreement	Property, Plan and Equipment	49.136	54.008	58.881
Donation to Natura institute	Other operating expenses	3.351	2.288	6.825
Donation associated with Crer Para Ver	Other operating expenses	5.289	24.733	23.500

27.2. Key management personnel compensation

The total compensation of the Company’s Management is as follows:

	2018			2017			2016
	Compensation			Compensation			Compensation
	Fixed	Variable	Total	Fixed	Variable	Total	Fixed	Variable	Total
	(a)	(b)		(a)	(b)		(a)	(b)
Board of Directors	13,141	24,860	38,001	8,700	7,300	16,000	5,147	2,305	7,452
Officers	32,739	68,540	101,279	24,681	46,729	71,410	18,836	11,433	30,269

	45,880	93,400	139,280	33,381	54,029	87,410	23,983	13,738	37,721

(a)	The item “Officers” includes the amount of R$1,946 regarding the amortization of the Confidentiality and Non-Competition Agreement in 2018 (R$8,441 in 2017).
(b)

Refers to profit sharing, on an accrual basis and net of reversals, from the Restricted Share Plan and Strategy Acceleration Program, including charges, as applicable, to be determined in the year. The amount includes additions to and/or reversals of provisions made in the previous year, due to final assessment of the targets established for board members and officers, statutory and non-statutory, in relation to profit sharing.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

27.3. Share-based payments

Breakdown of Natura Cosméticos officers and executives’ compensation:

	Grant of options
	2018			2017			2016
	Stock option balance (number) (a)	Average fair value of stock options	Average exercise price – R$ (b)	Stock option balance (number) (a)	Average fair value of stock options – R$	Average exercise price – R$ (b)	Stock option balance (number) (a)	Average fair value of stock options – R$	Average exercise price – R$ (b)
Officers	5,578,203	14.94	31.92	4,917,574	12.44	33.15	2,529,024	12.52	36.17

	Restricted shares
	2018		2017		2016
	Stock option balance (number) (a)	Average exercise price – R$ (b)	Stock option balance (number) (a)	Average exercise price – R$ (b)	Stock option balance (number) (a)	Average exercise price – R$ (b)
Officers	375,897	29.62	281,195	23.35	231,262	22.50

(a)	Refers to the balance of the options and restricted vested and non-vested shares, not yet carried out, at the balance sheet dates.
(b)

Refers to the weighted-average exercise price of the option at the time of the stock option plans, adjusted for inflation based on the Extended Consumer Price Index (IPCA) through the end of the reporting period. The new Stock Option Plan and Restricted Stock Plan, both implemented in 2015, include no monetary adjustment.

28. Commitments assumed

28.1. Inputs supply contracts

The subsidiary Indústria e Comércio de Cosméticos Natura Ltda. entered into a contract for the supply of electric power for its manufacturing activities, as follows:

•	Agreements effective until 2018, whereby a minimum monthly volume of 0.8 Megawatts shall be purchased, equivalent to R$110.

•	Agreements that started in 2018 and effective until 2019, with the value of Megawatts/h between R$177 and R$302.

•	Agreements that started in 2018 and effective until 2020, with the value of Megawatts/h between R$265 and R$363.

As of December 31, 2018, the subsidiary was in compliance with this agreement’s commitments.

The amounts are shown based on estimates of electric power consumption, in accordance with the contract period, where prices are also estimated based on volumes from the subsidiary’s continuous operations.

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

Total minimum supply payments, measured at nominal value, according to the contract, are:

	2018	2017	2016
Less than one year	1,268	1,406	1,253
More than one year and less than five years	4,940	—	5,781

Total	6,208	1,406	7,034

28.2. Operating lease transactions

The Company has commitments arising from real estate operating leases for some of its foreign subsidiaries, administrative offices and distribution centers in Brazil. In addition, there are real estate operating leases for properties of shops abroad and in Brazil of its subsidiaries Emeis Holdings Pty Ltd. and The Body Shop International Limited, as well as for properties of shops in Brazil of its subsidiary Natura Comercial Ltda.

Contracts have lease terms ranging from one to ten years and contain no purchase option clause when terminated. However, renewal is permitted depending on the market conditions under which the agreements are made.

As of December 31, 2018, 2017 and 2016, the commitments made for future payments of the operating leases had the following maturities:

	2018	2017	2016
Less than one year	486,521	448,915	71,265
More than one year and less than five years	1,039,382	1,018,272	200,549
More than five years	337,074	376,340	71,847

Total	1,862,977	1,843,527	343,661

In 2018, the Company incurred R$655,416 (R$284,565 in 2017 and R$109,979 in 2016) in expenses with operating leases.

29. Insurance

The Company has an insurance policy that mainly considers risk concentration and materiality, taking into consideration the nature of its activities and the opinion of its insurance advisors. As of December 31, 2018, insurance coverage is as follows:

Item	Type of coverage	Amount insured
Manufacturing complex and administrative sites	Any damages to buildings, facilities, inventories, and machinery and equipment	2,269,660
Vehicles	Fire, theft and collision for 936 vehicles	204,329
Loss of profits	No loss of profits due to material damages to facilities buildings and production machinery and equipment	1,409,278
Transport	Damages to products in transit	31,193
Civil liability	Protection against mistakes or complaints in the exercise of professional activity that affect third parties	514,430
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000

NATURA COSMÉTICOS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Expressed in thousands of Brazilian Reais – R$, unless otherwise indicated)

30. Additional statements of cash flows

The following table presents additional information on transactions related to the statement cash flows:

Non-cash items	2018	2017	2016
Hedge accounting, net of tax effects	51,165	9,172	(1,548)
Finance lease of new administrative building	—	8,739	—
Dividends and interest on equity declared and not yet paid	111,449	213,840	118,680
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	6,797	1,875	—

31. Events after the reporting period

Management proposed to the Board of Directors, at a meeting held on February 21, 2019, a capital expenditure budget for 2019 comprising property, plant and equipment and working capital of R$725 million, approved at the Annual Shareholders Meeting on April 12, 2019.

On April 15, 2019, Natura Cosméticos S.A. received R$199,915 thousand (EUR 46,378 thousand) as a result of a capital reduction of the subsidiary Natura (Brasil) International B.V. Netherlands.

32. Approval of financial statements

The Company’s financial statements were approved by the Board of Directors and authorized for issue at the meeting held on July 19, 2019.

The Body Shop International Limited

(Formerly The Body Shop

International PLC)

Consolidated Financial Statements for

the period from 1 January to

31 August 2017

The Body Shop International Limited

(Formerly The Body Shop International PLC)

Consolidated Financial Statements for the

period from 1 January to 31 August 2017

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of The Body Shop International Limited

We have audited the accompanying consolidated financial statements of The Body Shop International Limited and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of 31 August 2017 and the related Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for the period from 1 January 2017 to 31 August 2017, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Qualified Opinion

The Company’s consolidated financial statements do not disclose comparative information in respect of the preceding period as specified in International Accounting Standards 1, Presentation of Financial Statements. In our opinion, disclosure of this information is required by International Financial Reporting Standards as issued by the International Accounting Standards Board.

Qualified Opinion

In our opinion, except for the omission of the information described in the Basis for Qualified Opinion paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Body Shop International Limited as of 31 August 2017, and the results of its operations and its cash flows for the period from 1 January 2017 to 31 August 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

DELOITTE LLP

London, England

17 July 2019

The Body Shop International Limited

(Formerly The Body Shop International PLC)

Consolidated Financial Statements for the

period from 1 January to 31 August 2017

Company Information

Directors

Natura Cosmeticos S.A. (appointed 7 September, resigned 13 February 2019)

R C Chatwin (appointed 7 September, resigned 13 February 2019)

I G Filho

D P Boynton (appointed 13 February 2019)

J A Filippo (appointed 13 February 2019)

R O Marques (appointed 13 February 2019)

Company Secretary

P O’Byrne

Independent Auditor

Deloitte LLP

Statutory Auditor

London

United Kingdom

Registered office

Watersmead

Littlehampton

West Sussex

BN17 6LS

United Kingdom

Registered number

01284170

Solicitors

Baker & McKenzie

100 New Bridge Street London

EC4V 6JA

United Kingdom

Bankers

Barclays Bank PLC

BNP Paribas

HSBC Bank PLC

The Body Shop International Limited

(Formerly The Body Shop International PLC)

Consolidated Financial Statements for the

period from 1 January to 31 August 2017

Consolidated Income Statement for the Period from 1 January to 31 August 2017

	Note	Period from 1 January to 31 August 2017
		£m
Continuing Operations
Revenue	5	456
Cost of sales		(131)

Gross profit		325
Other operating income		1
Operating expenses		(336)

Operating loss		(10)
Interest expense	9	(1)

Loss before tax	6	(11)
Income tax	10	2

Loss for the period		(9)

Loss attributable to owners of the parent		(9)

Notes 1 to 31 form an integral part of these consolidated financial statements.

The Body Shop International Limited

(Formerly The Body Shop International PLC)

Consolidated Financial Statements for the

period from 1 January to 31 August 2017

Consolidated Statement of Comprehensive Income for the Period from 1 January to 31 August 2017

Period from 1 January to 31 August 2017
£m
Loss for the period	(9)
Items that may or may not be reclassified subsequently to profit or loss:
Other comprehensive income for the period:
Foreign currency translation differences—foreign operations	2

Comprehensive loss for the period	(7)

Notes 1 to 31 form an integral part of these consolidated financial statements.

The Body Shop International Limited

(Formerly The Body Shop International PLC)

Consolidated Financial Statements for the

period from 1 January to 31 August 2017

Consolidated Balance Sheet as at 31 August 2017

	Note	As at 31 August 2017
		£m
Assets
Goodwill	11	128
Other intangible assets	12	45
Property, plant and equipment	13	94
Non-current financial assets	14	10
Deferred tax asset	10	5

Non-current assets		282

Inventories	15	119
Trade receivables	16	47
Other current assets	17	31
Derivative financial instruments	18	1
Cash and cash equivalents	20	35

Current assets		233

Total assets		515

Liabilities
Provisions for employee retirement obligations and related benefits		1
Provisions for liabilities	21	2
Deferred tax liabilities	10	2
Non-current borrowings and debt	24	7

Non-current liabilities		12

Trade and other payables	22	70
Provisions for liabilities	21	4
Other current liabilities	23	50
Derivative financial instruments	18	2
Borrowings	24	122

Current liabilities		248

Total liabilities		260

Equity
Share capital	25	11
Share premium	25	75
Profit and loss account		135
Foreign currency translation reserve		34

Equity attributable to the owners of the parent		255

Total equity and liabilities		515

Notes 1 to 31 form an integral part of these consolidated financial statements.

The Body Shop International Limited

(Formerly The Body Shop International PLC)

Consolidated Financial Statements for the

period from 1 January to 31 August 2017

Consolidated Statement of Changes in Equity for Period from 1 January to 31 August 2017

	Share capital	Share premium	Foreign currency translation reserve	Profit and loss account	Total Equity
	£m	£m	£m	£m	£m
Balance at 1 January 2017	11	75	32	144	262
Loss for the period	—	—	—	(9)	(9)
Foreign currency translation differences	—	—	2	—	2

Comprehensive income/(loss) for the period	—	—	2	(9)	(7)

Balance at 31 August 2017	11	75	34	135	255

Notes 1 to 31 form an integral part of these consolidated financial statements.

The Body Shop International Limited

(Formerly The Body Shop International PLC)

Consolidated Financial Statements for the

period from 1 January to 31 August 2017

Consolidated Statement of Cash Flows for Period from 1 January to 31 August 2017

	Note	Period from 1 January 2017 to 31 August 2017
		£m
Cash flows from operating activities
Loss for the period		(9)
Depreciation and amortisation		22
Impairment		1
Changes in deferred taxes		2
Changes in provision		(3)
Changes in fair value derivative financial instruments		2

Change in working capital
Increase in inventories		(29)
Decrease in trade and other receivables		3
Decrease in trade and other payables		(16)

Net cash used in operating activities (A)		(27)

Cash flows from investing activities
Purchase of property, plant and equipment	13	(18)
Purchase of intangible assets	12	(3)

Net cash used in investing activities (B)		(21)

Cash flows from financing activities
Issuance of short-term loans		30

Net cash generated from financing activities (C)		30

Net effect of changes in exchange rates and fair value (D)		(6)

Change in cash and cash equivalent (A+B+C+D)		(24)
Cash and cash equivalents at beginning of the period (E)		59

Cash and cash equivalents at the end of the period (A+B+C+D+E)		35

Notes 1 to 31 form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

1	General information

The Body Shop International Limited (the “Company”), is a private Company limited by shares; incorporated, domiciled and registered in England in the United Kingdom. The registered address is Watersmead, Littlehampton, West Sussex, BN17 6LS.

The Company changed its name to the Body Shop International Limited from The Body Shop International PLC on 15 January 2018.

The Group financial statements for the period from 1 January 2017 to 31 August 2017 consolidate those of the Company and its subsidiaries (together referred to as the “Group”). The principal activities of the Company and its subsidiary undertakings (collectively referred to as the “Group”) are to develop, distribute and sell naturally inspired beauty products, make up and skincare under “The Body Shop” trademark and other Group owned intellectual property. The Group distributes and sells such products through its own shops, home sales, e-commerce and through franchised outlets. The Group is present in major markets across all continents operating through company markets (own store operations) and head franchise markets (third party).

2	Basis of preparation

The consolidated financial statements cover the period from 1 January 2017 to 31 August 2017 for the purposes of inclusion in a registration statement to be filed by Natura Cosmeticos S.A with the United States Securities and Exchange Commission (“SEC”). Pursuant to SEC rules and regulations only financial information for the period from 1 January 2017 to 31 August 2017 is required to be included in the SEC registration statement and accordingly no comparative information has been presented. The financial information contained in this report does not constitute statutory accounts for the purposes of section 434 of the Companies Act 2006. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) as applicable and effective at 31 August 2017 with the exception of the requirements of ‘IAS1: Presentation of Financial Statements’ to present comparative financial information.

The accounting policies set out below have, unless otherwise stated, been applied consistently to the period presented in these Group financial statements.

The judgements made by the Directors, in the application of these accounting policies that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed below.

3	Summary of significant accounting policies

3.1 Going concern

The Group is expected to generate positive cash flows, on a full year basis, on its own activities for the foreseeable future.

The Directors have confirmed that they intend to continue trading for the foreseeable future and certainly for 12 months from the date of signing the financial statements. After reviewing cash flow forecasts, budgets and loan and overdraft agreements, the Directors have a reasonable expectation that the Group has adequate resources to continue in existence for the foreseeable future and for this reason, they have continued to adopt the going concern basis in preparing the financial statements.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

3	Summary of significant accounting policies (continued)

3.2 Functional and presentation of currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (the ‘functional’ currency). The consolidated financial statements are presented in GBP (£), which is the Group’s presentational currency. All of the Group’s subsidiaries use the local currency of the market in which they operate as their functional currency.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are translated into the functional currency at the rate ruling on the date of the transaction. Exchange gains and losses are recognised in the profit and loss account.

3.3 Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Group. Control is achieved when the Company has the power over the investee; is exposed, or has rights, to variable return from its involvement with the investee; and has the ability to use its power to affect its returns. In assessing control, the Group takes into consideration potential voting rights. The acquisition date is the date on which control is transferred to the acquirer. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Transactions eliminated on consolidation

Intra-Group balances and transactions, and any unrealised income and expenses arising from intra-Group transactions, are eliminated for consolidation.

3.4 Translation of foreign subsidiaries for consolidation

The assets and liabilities of foreign subsidiaries are translated to GBP (£) at closing exchange rates. Income statement items are translated to GBP (£) at average exchange rates for the period.

The resulting translation difference attributable to the Group is entered directly under equity within the line item ‘foreign currency translation differences’.

3.5 Employee benefits

Pension plans

Most of the employees of the Group are members of defined contribution schemes. The pension charge for the period relating to these employees is recognised as an expense for the period.

3.6 Revenue

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales-related taxes.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

3	Summary of significant accounting policies (continued)

Revenue is recognised as follows:

Sales

Sales are recognised when the risks and rewards inherent to ownership of the goods have been transferred to the customer.

Sales incentives, cash discounts and product returns are deducted from sales, as are incentives granted to distributors or consumers resulting in a cash outflow, such as commercial cooperation, coupons, discounts and loyalty programmes.

Sales incentives, cash discounts, provisions for returns and incentives granted to customers are recorded simultaneously to the recognition of the sales if they can be estimated in a reasonably reliable manner, based mainly on statistics compiled from past experience and contractual conditions.

Sale of goods—wholesale

Revenue is recognised when the following conditions are satisfied:

•	The significant risks and rewards of ownership have been transferred to the buyer;

•	There is no unfulfilled obligation that could affect the wholesaler or the distributor’s acceptance;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Group; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sale of goods—retail

Revenue is recognised when the product is sold to the customer. Retail sales are usually in cash or by credit card. The recorded revenue is the gross amount of the sale, including credit card fees payable for the transaction.

Sale of goods—online

Revenue is recognised upon dispatch of the goods. The recorded revenue is the gross amount of the sale, including credit card fees payable for the transaction.

Royalty income

Royalty income is recognised on an accruals basis in accordance with the substance of the relevant royalty agreements.

Freight income

Revenue is recognised upon dispatch of the goods.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

3	Summary of significant accounting policies (continued)

Sale of gift vouchers

Revenue from the sale of gift vouchers is initially recognised as a liability to the customer. This is released to revenue as the vouchers are redeemed.

A ‘breakage provision’ is provided and reviewed monthly. It serves to address the percentage of gift vouchers that will expire before use.

Sale of loyalty cards

Loyalty cards entitle the holder to accrue loyalty points which may be used for discounted purchases and gifts for limited amounts of time. In line with IFRC 13, where loyalty points are issued in connection with a sale, revenue is deferred and amortised over the expected period of usage of the loyalty card. Separately, when loyalty points are gifted, outside of a sales transaction, an appropriate accrual is made for the Group’s liability to the customer for gifts of product due under the terms of the card.

3.7 Other income

Rental income

Rental income is recognised on a straight-line basis over the term of the relevant lease. This is presented in other income.

3.8 Cost of sales

The cost of goods sold consists mainly of the cost of: inventory, distribution costs to the customer (including freight and delivery costs), and inventory impairment costs.

3.9 Research and development

Expenditure on research activities is recognised in the income statement as an expense as incurred.

3.10 Operating expenses

These expenses consist mainly of expenses relating to the advertisement and promotion of products to customers and consumers. They are charged to the income statement as they are incurred. Advertising and promotion includes store related costs including depreciation of store assets and associated impairment charges.

They also include expenses that relate mainly to sales teams and sales team management, rental cars, marketing teams and administrative services, as well as general expenses and the costs of share-based payments (stock options and free shares).

3.11 Operating loss

Operating loss consists of gross profit less research and development expenses, advertising and promotion expenses, and selling, general and administrative expenses.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

3	Summary of significant accounting policies (continued)

3.12 Finance costs

Net financial debt consists of all current and non-current financial borrowings and debt, less cash and cash equivalents.

Net finance costs consist of income and expenses arising on the items making up net financial debt during the accounting period.

3.13 Taxation

The income tax charge has been recognised based on the best estimate of the weighted average effective income tax rate expected for the full financial year, which has been allocated between the current tax estimated to be payable or recoverable by each consolidated tax entity and deferred tax expense. A current tax recoverable has been recognised for jurisdictions where there has been a year to date seasonal loss but which will be recovered by seasonal profits occurring in the remainder of the tax return year. Deferred tax is calculated whenever there are temporary differences between the tax basis of assets and liabilities and their basis for consolidated accounting purposes, using the balance sheet liability method.

Deferred tax is measured using the tax rate enacted at the closing date and which will also apply when the temporary differences reverse.

Deferred tax assets generated by tax losses carry forward are only recognised to the extent it is probable that the entities will be able to generate taxable profit against which they can be utilised.

Tax on the profit or loss for the period comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is also recognised in equity.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit other than in a business combination, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

3.14 Business combinations

Business combinations are accounted for by the acquisition method. The assets, liabilities and contingent liabilities of the company acquired are measured at fair value at the acquisition date. Any valuation differences identified when the acquisition is carried out are recorded under the corresponding asset and liability items.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

3	Summary of significant accounting policies (continued)

Any residual difference between the cost of an acquisition and the Group’s interest in the fair value of the identified assets and liabilities is recorded as Goodwill and allocated to the Cash Generating Units expected to benefit from the acquisition or the related synergies.

Goodwill is not amortised. It is tested for impairment at least once a year or whenever an adverse event occurs. Adverse events may result among other things from an increase in market interest rates or from a decrease in actual sales or operational profit compared to forecasts. Impairments charged against goodwill are not reversed.

Impairment tests consist of comparing the carrying amount with the recoverable amount of each cash generating unit. Details of the cash generating units have been provided in note 11.

3.15 Valuation of goodwill in foreign currencies

Goodwill generated on acquisition of foreign companies is considered to form part of the assets and liabilities of the foreign company, and is therefore expressed in the foreign company’s functional currency and translated using exchange rates effective at the closing date.

3.16 Other intangible assets

Intangible assets are recorded on the balance sheet at cost. Intangible assets identified following an acquisition as well as internally generated intangible assets are also included in this item.

Intangible assets acquired through business combinations

Intangible assets consist of goodwill, trademarks and customer relationships. The carrying value of intangible assets are tested through discounted cash flow modelling.

Brand and product ranges

Brands and product ranges are amortised over their useful lives which is usually the length of the contract.

Local trademarks which are to be gradually replaced by an international trademark already existing within the Group have a finite useful life span.

They are amortised over their useful lives as estimated at the date of acquisition.

Software

Software is amortised over a 3-5 year period.

Key money

Key money is amortised over the lease term.

3.17 Property, plant and equipment

Property, plant and equipment is recorded on the balance sheet at cost and is not revalued.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

3	Summary of significant accounting policies (continued)

Significant capital assets financed through finance leases, which transfer to the Group substantially all of the risks and rewards inherent to their ownership, are recorded as assets on the balance sheet. The corresponding debt is recorded within borrowings and debt on the balance sheet.

The components of property, plant and equipment are recorded separately if their estimated useful lives, and therefore their depreciation periods, are materially different.

Depreciation and impairment losses are recorded in the income statement according to the use of the asset.

In view of their nature, property, plant and equipment is considered to have a value of zero at the end of their useful lives.

Depreciation is charged to the profit and loss account on a straight-line basis over the estimated useful lives of each part of an item of tangible fixed assets. Land is not depreciated. The estimated useful lives are as follows:

•	Freehold property – 30 years.

•	Short-term leasehold property – the period of the respective leases.

•	Point-of-sales advertising, stands and displays – 2 to 10 years; and

•	Other assets – 3 to 7 years.

Depreciation methods, useful lives and residual values are reviewed at each balance sheet date.

Assets under construction are not depreciated until available for use. When available for use they are transferred into the appropriate asset class.

3.18 Non-current financial assets

Non-current financial assets include deposits and guarantees maturing after more than 12 months.

They are stated at amortised cost. If there is an indication of a loss in value, a provision for impairment is recorded.

3.19 Impairment

Financial assets (including trade receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Interest on the impaired asset continues to be recognised through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

3	Summary of significant accounting policies (continued)

Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

An impairment loss is recognised if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

3.20 Inventories

Inventories are valued at the lower of cost or net realisable value. Net realisable value is the value of inventories than can be realised upon sale, less a reasonable estimate of the costs associated with either the eventual sale or the disposal of the inventories in question. Cost is calculated using the weighted average cost method.

A provision is made for obsolete and slow-moving inventories on the basis of their probable net realisable value, estimated on the basis of historic and projected data.

3.21 Trade accounts receivable

Trade accounts receivable from customers are recorded at their nominal value, which corresponds to their fair value. A provision is made for any doubtful receivables based on an assessment of the risk of non-recovery.

3.22 Foreign exchange gains and losses

Foreign exchange gains and losses resulting from the difference between the value of foreign currency operating income and expenses translated at the spot rate effective on the transaction date and at the exchange rate effective on the settlement date are recognised directly on the appropriate income and expense lines.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

3	Summary of significant accounting policies (continued)

3.23 Cash and cash equivalents

Cash and cash equivalents consist of cash in bank accounts, units of cash unit trusts and liquid short-term investments with a negligible risk of changes in value and a maturity date of less than three months at the date of acquisition.

The carrying amount of bank deposits is a reasonable approximation of their fair value.

3.24 Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, that can be reliably measured and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects risks specific to the liability.

Dilapidation provisions

The majority of the Group’s premises are leased under operating leases. Leases include end of lease rectification clauses which impose certain requirements on the Group to complete repairs and maintenance or redecoration activities if required. The Group provides for repairs and maintenance as the obligations to pay such amounts, at a future date are known. The Group does not provide for amounts where the potential exposure cannot be reliably measured and accordingly does not anticipate potential repairs and maintenance on the portfolio of stores. Additionally, the Group maintains the stores to a high standard and completes any necessary repairs and maintenance on a timely basis, addressing any events that require expenditure throughout the lease period as and when required. Such costs are expensed as incurred.

3.25 Borrowings and debt

Borrowings and debt are valued at amortised cost based on an effective interest rate.

Bank overdrafts considered to be financing are presented in current borrowings and debt.

Medium and long-term borrowings and debt are recorded under Non-current liabilities. Short-term borrowings and debt and the current portion of medium and long-term borrowings and debt are presented under current liabilities.

3.26 Leases

Operating lease payments and income

Payments made and received under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

Finance lease payments

Leases in which the Group assumes substantially all the risks and rewards of ownership of the leased asset are classified as finance leases. Where land and buildings are held under leases, the accounting treatment of the land

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

3	Summary of significant accounting policies (continued)

is considered separately from that of the buildings. Leased assets acquired by way of finance lease are stated at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and less accumulated impairment losses.

Assets held under finance leases are capitalised at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The corresponding leasing commitments, net of finance charges, are included in liabilities.

Payments are allocated between capital and interest components so that the interest element is charged to the income statement over the period of the lease at a constant periodic rate of interest on the remaining balance of the liability outstanding.

3.27 Changes in accounting policy and disclosures

New and revised IFRSs in issue but not yet effective at the date of these financial statements

At the balance sheet date the Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments

IFRS 15	Revenue from Contracts with Customers (and the related Clarifications)

IFRS 16	Leases

IFRS 17	Insurance Contracts

IFRS 2 (amendments)	Classification and Measurement of Share-based Payment Transactions

IFRS 4 (amendments)	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

IAS 40 (amendments)	Transfer of Investment Property

Annual Improvements to IFRSs 2014 – 2016 Cycle	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IFRS 28 Investments in Associates and Joint Ventures

IFRS 10 and IAS 28 (amendments)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

IFRIC 22	Foreign Currency Transactions and Advanced Consideration

IFRIC 23	Uncertainty over income tax treatments

The Directors do not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Group in future periods, except as noted below:

IFRS 16, ‘Leases’, addresses the definition of a lease, recognition and measurement of leases, and it establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. The standard replaces IAS 17, ‘Leases’, and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2019, and earlier application is permitted, subject to

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

3	Summary of significant accounting policies (continued)

EU endorsement and the entity adopting IFRS 15, ‘Revenue from contracts with customers’, at the same time. The precise impact on the financial statements has not been quantified as at this balance sheet date although is expected to be significant.

Whilst not applied in these financial statements, as at the date of their authorisation, the Group has adopted IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue and Contracts with Customers’

•

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost; fair value through other comprehensive income; and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income, not recycling.

•

An expected credit losses model replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there are no changes to classification and measurement, except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright-line hedge effectiveness tests. To qualify for hedge accounting, it requires an economic relationship between the hedged item and hedging instrument, and for the ‘hedged ratio’ to be the same as the one that management actually uses for risk management purposes. Contemporaneous documentation is still required, but it is different from that currently prepared under IAS 39. There is an accounting policy choice to continue to account for all hedges under IAS 39. IFRS 9 is effective for accounting periods beginning on or after 1 January 2018. The impact was considered to be immaterial at 1 January 2018.

•

IFRS 15, ‘Revenue from contracts with customers’, deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. Variable consideration is included in the transaction price if it is highly probable that there will be no significant reversal of the cumulative revenue recognised when the uncertainty is resolved. The standard replaces IAS 18, ‘Revenue’, and IAS 11, ‘Construction contracts’, and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2018. The impact was considered to be immaterial at 1 January 2018.

4	Accounting estimates and judgements

Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group’s accounting policies, which are described in note 3, the Directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

4	Accounting estimates and judgements (continued)

Critical judgements in applying the Group’s accounting policies

The Directors have assessed the critical judgements made in the process of applying the Group’s accounting policies that have a significant effect on the amounts recognised in financial statements (apart from those involving estimations, which are dealt with below). The Directors are of the view that there are no critical judgements that need to be highlighted above the descriptions within the accounting policies in note 3.

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period, are outlined below.

i) Store related assets

Property, plant and equipment, store goodwill and other intangible assets are reviewed for impairment if events or changes in circumstances indicate that their carrying amount may not be recoverable or at least annually. The recoverable amount of cash generating units to which assets are attached is determined based on value in use calculations. These calculations require the estimation of future cash flows, applying appropriate growth rates and determining a suitable discount rate in order to calculate the present value of these cash flows. This assessment is performed on a market by market, store by store, basis across the Group. Actual outcomes and cash flow performance in these markets could vary materially to those estimated. This risk is greatest in markets where there has been an impairment charge recorded in the current period as these markets are more sensitive to any movement in the underlying assumptions. Details of the impairment loss calculation, including key assumptions and sensitivities are set out in note 13.

5	Revenue

Period ended 31 August 2017
£m
By type of revenue
Sale of goods	444
Royalties	3
Freight income	9

Total revenue	456

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

5	Revenue (continued)

Period ended 31 August 2017
£m
By geographical region
Europe and Middle East	216
Asia Pacific	135
America	91
South America	11
Other	3

Revenue by geographical region	456

6	Loss before tax

Loss for the period has been arrived at after charging:

Period ended 31 August 2017
£m
Depreciation of property, plant and equipment owned by the Group	14
Depreciation of property, plant and equipment held under finance leases	1
Foreign exchange gains	(5)
Write down of inventories recognised as an expense	6
Amortisation of other intangible assets	7
Impairment of property, plant and equipment	1
Net restructuring costs	2
Operating lease rentals	69
Personnel costs (Note 7)	154

7	Staff costs

The staff costs during the period, analysed by category, was as follows:

Period ended 31 August 2017
£m
Salary	137
Social security and other taxes	11
Pension	4
Share-based payments	2

154

Personnel costs include the pension expense, the cost of any share-based payments (stock options and free shares) and payroll taxes.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

8	Key management personnel

Costs recorded in respect of compensation and similar benefits granted to the Management Committee and the Board of Directors can be analysed as follows. These have been presented to the nearest thousands:

Period ended 31 August 2017
£’000
Wages	1,574
Benefits/Allowance	627
Bonus/Profit share	1,012
Pension/Share-based payments	1,235
Social Security	273

Total	4,721

9	Other financial income and expenses

Period ended 31 August 2017
£m
Interest expense	1

10	Income and deferred tax

Period ended 31 August 2017
£m
Current tax expense
Foreign tax suffered	(5)
Adjustments for prior years	1

Current tax expense	(4)

Deferred tax expense
Origination and reversal of temporary differences	2

Deferred tax credit	2

Tax credit	(2)

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

10	Income and deferred tax (continued)

Period ended 31 August 2017
£m
Reconciliation of effective tax rate
Loss	(11)
Tax using the UK corporation tax rate of 19.25%	(2)
Effect of:
Tax rates in foreign jurisdiction	(2)
Deferred tax not previously recognised	1
Prior year adjustments	1

Total tax credit	(2)

Deferred tax

	Assets 2017	Liabilities 2017	Net 2017
	£m	£m	£m
Intangible assets	—	2	2
Employee benefits	(1)	—	(1)
Share-based payments	(2)	—	(2)
Tax value of loss carry forwards	(1)	—	(1)
Other	(1)	—	(1)

	(5)	2	(3)

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

Period ended 31 August 2017
£m
Deferred tax assets	(5)
Deferred tax liabilities	2

(3)

The effective tax rate for the period ended 31 August 2017 is 44.4%.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

10	Income and deferred tax (continued)

Additional tax disclosure

2017

Deferred tax has not been recognised in respect of losses of £37m. There are other unrecognised deductible temporary differences of £4m. Net deferred tax assets of £41m have not been recognised in relation to these losses and temporary differences due to uncertainty surrounding future utilisation.

	1 January 2017	Recognised in income statement	31 August 2017
	£m	£m	£m
Property, plant and equipment	(2)	2	—
Intangible assets	4	(2)	2
Inventories	—	—	—
Financial assets	1	(1)	—
Employee benefits	(1)	—	(1)
Share-based payments	(3)	1	(2)
Tax value of loss carry-forwards	(2)	1	(1)
Other	(2)	1	(1)

	(5)	2	(3)

Unrecognised deferred tax liabilities

UK legislation relating to Company distributions provides for exemption from tax for most overseas profits, subject to certain exceptions. A deferred tax liability of £0.2m has been recognised in relation to distributions forecast from the Canada subsidiary.

Deferred tax on the distribution of these Canadian profits has not been provided on the basis that the Group is able to control the timing of the reversals of the remaining temporary differences, and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets of £2m are being recognised based on the future forecast profits of the UK. As the UK is expected to make taxable profits in future periods, the full £2m is recognised accordingly.

2017

Changes to the UK corporation tax rates were substantively enacted as part of the Finance Bill 2016 (on 6 September 2016). These include reductions to the main rate to reduce the rate to 17% from 1 April 2020. Deferred rates at the balance sheet date have been measured using these enacted tax rates and reflected in these financial statements.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

11	Goodwill

2017
£m
Cost
At 1 January 2017	126
Translation exchange differences	4

At 31 August 2017	130

Accumulated impairment losses
At 1 January	(2)
Impairment charge	—

At 31 August 2017	(2)

Carrying value
At 31 August 2017	128

Goodwill acquired in a business combination is allocated to the individual markets that are expected to benefit from that business combination. Although CGUs are identified at the store level the Group does not monitor goodwill below the level of individual markets. The carrying amount of goodwill has been allocated as follows:

2017
£m
Carrying value by market
Australia	45
Brazil	28
UK	22
Hong Kong	13
Canada	9
Other	11

Carrying value at 31 August	128

Impairment of goodwill

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

For goodwill relating to the acquisition of an entire market, the market, encompassing all entity income streams and expenditure, is considered to be the appropriate cash generating unit.

The recoverable amounts of the Group’s cash generating units are determined based on value-in-use calculations. These calculations use cash flow projections based on budgets approved by management. For all markets with the exception of Brazil, these cash flow projections cover a 5 year period, and then a terminal growth rate is used into perpetuity, as stores are expected to continue trading indefinitely. Any impairment charge is recognised in operating expenses. Brazil cash flow projections cover a 10 year period, because this is a developing market for TBS with significant growth opportunities. Management therefore believe that using a 10 year cash flow model is appropriate.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

11	Goodwill (continued)

Growth rates

Growth rates within the value in use model are applied to key elements of each entities’ financial performance metrics such as turnover, gross margin, accommodation costs, employment costs and operating costs. For store level CGU models, management have applied set rates to the differing types of store formats in the portfolio and individual rates for stores not aligned with the rest of the market. Market level CGU models apply growth rates applicable to all income streams and the model contains all applicable costs within each entity.

Terminal growth rates are based on the long-term expectation of the economic growth of the market. These range from 1.1% to 3.2%.

Discount rates

The Group uses post-tax cash flows for the impairment test. As the Group operates in a wide range of geographies which varies in terms of economic conditions, the Group uses post-tax discount rates suitable for a particular geography to discount its cash flows. These discount rates are the weighted average cost of capital (WACC), adjusted by applying a country risk premium if necessary.

Sensitivity on impairment

Within Brazil, the key assumption which drives the value in use calculation is the volume of franchisee rights granted. As at the period-end there are 129 franchisees point of sale locations in Brazil and this is forecast to increase to 245 over the approved 10 year business plan ending in 2027. Whilst management are actively pursuing new franchisee partners and have made progress in this area, there is a risk that the business will not be successful in converting sufficient franchisee points of sale in order to satisfy the business plan. The directors consider that a reasonably possible change to the budget assumption relating to franchisee uptake would be reduction of 3% of net revenue in each year of plan, this would not result in an impairment of goodwill. Goodwill within other markets would require a fundamental variation in future cash flows to trigger any impairment charge.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

12	Other intangible assets

	Brands and product ranges	Software	Key Money and Others	Total
	£m	£m	£m	£m
Cost
1 January 2017	3	35	63	101
Additions	—	1	2	3
Disposals	—	(9)	(1)	(10)
Translation exchange difference	—	1	3	4
Other movements	—	11	(11)	—

31 August 2017	3	39	56	98

Accumulated amortisation and impairment losses
1 January 2017	—	(30)	(25)	(55)
Charge for the period	—	(3)	(4)	(7)
Disposals	—	9	1	10
Translation exchange difference	—	(1)	—	(1)

31 August 2017	—	(25)	(28)	(53)

Carrying amounts
31 August 2017	3	14	28	45

Other intangible assets

Intangible assets are reviewed annually for impairment. The impairment tests are conducted as described in note 11.

Assets under construction, including software, of £2.7m are included within other intangible assets.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

13	Property, plant and equipment

	Land and buildings	Point-of-sales advertising, stands and displays	Other including assets under construction	Total
	£m	£m	£m	£m
Cost
1 January 2017	87	155	53	295
Acquisitions	3	8	7	18
Disposals	(3)	(16)	(12)	(31)
Translation exchange difference	5	2	2	9
Other movements	—	—	—	—

31 August 2017	92	149	50	291

Accumulated depreciation and impairment losses
1 January 2017	(61)	(107)	(36)	(204)
Charge for the period	(4)	(8)	(3)	(15)
Disposals	3	16	12	31
Translation exchange difference	(2)	(4)	(2)	(8)
Impairments	—	(1)	—	(1)
Other movements	(2)	2	—	—

31 August 2017	(66)	(102)	(29)	(197)

Carrying amounts
31 August 2017	26	47	21	94

Assets under construction of £5.1m are included within property, plant and equipment.

Property, plant and equipment include lease contracts for the following amounts:

The Group’s obligations under finance leases are secured by the lessors’ title to the short-term leasehold property, which have a carrying amount of £7m.

Fixed assets are reviewed annually for impairment. The impairment tests are conducted as described in note 11.

Impairment losses recognised in the period

During the period, the Group carried out a review of the recoverable amount of the store based assets (tangible and intangible) across all markets in line with the Group’s accounting policies which determine that an impairment review is conducted at least annually. The review led to the recognition of an impairment loss of £1million, which has been recorded against plant, property and equipment in operating expenses in the profit and loss account as shown in note 6.

The Group tests store based assets annually for impairment, or more frequently if there are indications that they might be impaired.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

13	Property, plant and equipment (continued)

Impairment of store based assets

The Group tests store based assets annually for impairment, or more frequently if there are indications that they might be impaired.

Each store is considered to be a cash generating unit. The recoverable amounts of the Group’s cash generating units are determined based on value-in-use calculations. These calculations use cash flow projections based on actual operating results and on budgets approved by management. These cash flow projections cover a 5 year period to perpetuity with the exception of Brazil, which is 10 years based on an approved business plan.

Growth rates

Growth rates within the value in use model are applied to key elements of each entities’ financial performance metrics such as turnover, gross margin, accommodation costs, employment costs and operating costs. For store level CGU models, management have applied set rates to the differing types of store formats in the portfolio and individual rates for stores not aligned with the rest of the market. Terminal growth rates are based on the long term expectation of the economic growth of the market. These range from 1.1% to 3.2%.

Geography	Terminal growth rate
Australia	2.7%
Germany	1.5%
Denmark	1.8%
France	1.9%
Netherlands	1.6%
Austria	1.1%
USA	1.7%
Canada	1.8%
Hong Kong	3.2%
Spain	1.6%
Sweden	1.7%
Mexico	2.7%
Brazil	2.8%

Discount rates

The Group uses forecast cash flows for the impairment test. As the Group operates in a wide range of geographies which varies in terms of economic conditions, the Group uses discount rates suitable for a particular geography to discount its cash flows. The discount rates are determined by the weighted average cost of capital (WACC), adjusted by applying a country risk premium if necessary. Pre-tax discount rates used in 2017 are shown below.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

13	Property, plant and equipment (continued)

Geography	2017 Discount rate
UK	11.0%
Australia	10.0%
Germany	9.5%
Denmark	12.5%
France	10.3%
Netherlands	12.2%
Austria	10.5%
USA	7.0%
Hong Kong	13.0%
Canada	11.0%
Spain	11.6%
Sweden	8.7%
Brazil	12.8%
Mexico	12.7%

Sensitivity on Impairment

The impairment models are most sensitive to changes in the sales growth assumption. The sales growth assumptions made range from 1.1% to 3.2%. The directors consider that underperforming the growth forecasts by 3% is a reasonably possible change to the budget assumptions and would increase the impairment by £2m.

14	Non-current financial assets

2017
£m
Deposits and Guarantees	10

Total non-current financial assets	10

15	Inventories

2017
£m
Finished products and consumables	124
Provision	(5)

119

The cost of inventories recognised as an expense and included in cost of sales for the period ended 31 August 2017 is £103.5m.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

16	Trade receivables

2017
£m
Gross value	50
Provision	(3)

Total trade receivables	47

Trade receivables are due within one year. The non-collection risk on trade receivables is therefore minimised, and this is reflected in the level of the allowance, which is less than 6% of gross receivables at the balance sheet date. The policy of the Group is to provide for all trade receivables which are more than 120 days overdue. At the period end the Group had no significant trade receivables overdue but not impaired.

17	Other current assets

2017
£m
Income tax receivable	10
Other debtors	6
Prepaid expenses	15

Total other current assets	31

18	Derivative financial instruments

All derivatives are held for foreign currency risk hedging purposes.

The fair value of the derivatives is their market value. The Group has no significant foreign currency exposures that are not hedged in the balance sheet.

2017
£m
Assets
Forward foreign currency contracts held as assets	1

Liabilities
Forward foreign currency contracts held as liabilities	(2)

Net position	(1)

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

18	Derivative financial instruments (continued)

The above derivatives have a maturity of less than 18 months at inception and can be analysed as follows. The details of (purchase)/sale in various currencies by the Group provided below:

	Nominal value 2017	Fair value 2017
	£m	£m
Purchase of GBP against foreign currencies
EUR/GBP	(72)	(1)
USD/GBP	(13)	—
Sale of GPB against foreign currencies
EUR/GBP	78	1
USD/GBP	20	—
Purchase of USD against foreign currencies
USD/CAD	—	—
USD/Other currencies	(3)
Other currency pairs	(35)	(1)

Currency Pairs Total	(25)	(1)

19	Financial instruments

19a Accounting classification and fair values

The Group enters into derivative financial instruments such as forward foreign currency contracts and foreign currency option contracts to manage its exposure to foreign exchange rate risk. It is the policy of the Group to enter into forward foreign exchange contracts to cover foreign currency payments and receivables of five major geographies which cover the significant portion of the foreign currency exposure. The Group also enters into forward foreign exchange contracts to manage the risk associated with anticipated sales and purchase transactions up to 12 months within for the Group five geographies. The accounting policy followed for this is discussed in Note 3.

All of the above instruments are used to hedge the foreign currency risk and none of them are used for speculative purposes.

When measuring the fair value of derivatives, the Group uses market observable data as far as possible. Fair values are categorised under IFRS 13 into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or liability might be categorised in different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the hierarchy as the lowest level input that is significant to the entire measurement.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

19	Financial instruments (continued)

19a.i Assets and liabilities carried at fair value

The fair value of the instruments held by Group is based on the instruments purchased by FINVAL (the L’Oréal Group financing entity which is part of the L’Oréal Group central Treasury) from the market. Management uses market sources in order to determine the fair value of derivatives.

As the fair value is derived from another observable input the Group considers all the derivative instruments as level 2.

19b Financial risk management

The Group’s centralised treasury function manages financial risk, principally arising from liquidity risk, counterparty risk and environmental risk, in accordance with policies agreed by the Directors.

19b.i Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group is financed almost entirely through FINVAL. The Group has minimal external borrowing facilities.

Derivatives and exposure to market risks

Derivative instruments entered into to hedge identifiable foreign exchange are accounted for in accordance with hedge accounting principles.

The approach behind the fair valuation of derivatives is discussed in Note 18.

2017
£m On demand or less than 1 year
Assets
Trade receivables	50
Forward foreign currency contracts held as assets	1

Total assets	51

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

19	Financial instruments (continued)

	2017
	On demand or less than 1 year	From 2 to 5 years	Less than 5 years	Total
	£m	£m	£m	£m
Liabilities
Overdrafts and short-term borrowings from parent	(121)	—	—	(121)
Finance leases	(1)	(3)	(4)	(8)
Forward exchange contracts used for hedging	(2)	—	—	(2)
Trade payables
- Trade and other payables	(70)	—	—	(70)
- Other financial liabilities	(44)	—	—	(44)

Total	(238)	(3)	(4)	(245)

Hedging of currency risk

The Group is exposed to currency risk on commercial transactions recorded on the balance sheet and on highly probable future transactions.

The Group’s policy regarding its exposure to currency risk on future commercial transactions is to hedge, at the end of the year, a large part of the currency risk for the following year, using derivatives based on operating budgets in each subsidiary.

All the Group’s future foreign currency cash flows are analysed in detailed forecasts for the budgetary year. Any currency risks identified are hedged by forward contracts or by options in order to reduce, as far as possible, the currency exposure of each subsidiary.

The term of the derivatives is aligned with the Group’s settlements.

Owing to the Group’s policy of hedging a large proportion of cash requirements for the upcoming months at the end of the current period, the impact of changes in foreign exchange rates on the result of the subsidiary is marginal. No sensitivity is required on the translation risk arising out of the translation of the results in the presentation currency of the Group.

As all the foreign exchange forward and option contracts are held as current the associated cash flows are expected to affect the profit or loss within the following year.

19b.ii Interest Rate Risk

The Group is exposed to fluctuations of interest rates in the market. The table below shows the impact on profit and loss of the Group of a 100 basis point change.

Sensitivity analysis

2017
£m
Profit and Loss account
Loss on increase to interest rates by 1%	(1)

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

19	Financial instruments (continued)

19b.iii Credit/Counterparty risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.

The Group has financial relations with international banks rated investment grade. The Group thus considers that its exposure to counterparty risk is low.

Furthermore, the financial instruments used to manage exchange rate risks are issued by leading international banking counterparties.

20	Cash and cash equivalents

2017
£m
Bank accounts and other cash and cash equivalents	35

Total cash and cash equivalents	35

21	Provisions for liabilities

Provisions for liabilities are set up to cover probable outflows for the benefit of third parties without any equivalent consideration being received by the Group in return. They relate mainly to restructuring costs and tax risks and litigation, industrial, environmental and commercial risks relating to operations (breach of contract, product returns) and employee-related risks.

These provisions are estimated on the basis of the assumptions deemed most probable or by using statistical methods, depending on the type of provisions.

Provisions for liabilities are recorded either as non-current liabilities or as current liabilities, depending on their nature. Provisions for liabilities or litigation which must be settled within 12 months of the closing date, and those linked to the normal operating cycle (such as product returns), are recorded as current liabilities. Other provisions for liabilities and charges are recorded as non-current liabilities.

Other current provisions include dilapidation provisions; the impact of discounting is not material.

2017
£m
Other non-current provisions	2
Non-current provisions for liabilities and charges	2
Provisions for restructuring	—
Provisions for product returns	1
Other current provisions	3
Current provisions for liabilities and charges	4

Total	6

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

21	Provisions for liabilities (continued)

	1 January 2017	Charges	Reversals	Utilisation	Other	31 August 2017
	£m	£m	£m	£m	£m	£m
Provisions for restructuring	1	—	—	(1)	—	—
Provisions for product returns	1	3	—	(3)	—	1
Other provisions for liabilities	7	1	(1)	(1)	(1)	5

Total	9	4	(1)	(5)	(1)	6

22	Trade and other payables

2017
£m
Trade and other payables	70

Total trade and other payables	70

23	Other current liabilities

2017
£m
Other current liabilities	21
VAT and other taxes	3
Deferred income	5
Personnel and social security liabilities	21

Total other current liabilities	50

Deferred income arises largely from the sale of gift vouchers and from accounting for the Group’s loyalty scheme, see note 3.6.

24	Borrowings

24a Fair value of borrowings and debts

Most of the Group’s finance is through FINVAL. The Group has minimal external debt. Interest is charged on loans by FINVAL at arm’s length rate. The Group is therefore subject to interest rate variations, and does not hedge its interest rate risk exposures.

Interest due to FINVAL on loans is payable at the end of each monthly accounting period. Interest amounts outstanding at 31 August 2017 are included in accruals.

24b. Debt by type

	2017
	Non- Current	Current	Total
	£m	£m	£m
Financial leases	7	1	8
Overdrafts and short term loans with FINVAL	—	121	121

Total	7	122	129

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

24	Borrowings (continued)

24c. Debt by maturity date

2017
£m
Less than one year	122
More than one year	7

129

24d. Debt by currency

2017
£m
British Pound (GBP)	129

Total	129

24e. Breakdown of fixed rate and floating rate debt (after allowing for interest rate hedging instruments)

2017
£m
Floating rate	121
Fixed rate	8

Total	129

24f. Effective interest rates

Effective interest rates on Group debt are 0.7% in 2017

24g. Average debt interest rates

Average debt interest rates in GBP are 1.3%.

24h. Obligation under finance lease

The Group is a lessee of various retail stores, offices, warehouses and plant and equipment under lease agreements with varying terms, escalation clauses and renewal rights.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

24	Borrowings (continued)

There are no corporate restrictions imposed by lease arrangements, such as those concerning dividends, additional debt and further leasing.

	Minimum lease payments	Present value of lease payments
	2017	2017
	£m	£m
Amounts payable under finance leases:
Within one year	1	1
Within two to five years	5	3
After five years	5	4

	11	8

Less: future finance charges	(3)	—

Present value lease obligation	8	8

Less: Amount due for settlement within 12 months (shown under current)	(1)	(1)

Amount due for settlement after 12 months	7	7

It is the Group’s policy to lease certain properties under finance leases. The average lease term is 37.5 years. For the period ended 31 August 2017, the average effective borrowing rate was 8%. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

All lease obligations are denominated in sterling.

The fair value of the Group’s lease obligations approximates to their carrying amount.

25	Capital and reserves

Share Capital

2017
£m
Allotted, called up and fully paid
226,710,201 ordinary shares of £0.05 each	11

Total share capital	11

Share premium account

2017
£m
Share premium	75

Total share premium	75

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

25	Capital and reserves (continued)

The Group has one class of ordinary shares which carry no right to fixed income.

Dividends

The Group paid no dividends to equity holders in the period

26	Operating lease commitments

Operating lease payments represent rentals payable by the Group for some of its outlets, warehouses and offices under non-cancellable operating leases. The leases have varying terms, escalation clauses and renewal rights. The Group also leases items of plant and equipment on short and medium-term leases. The majority of leases are subject to rent reviews.

Included in the below operating lease commitments, are leases whereby the Group has subsequently granted sub-leases to franchisees and other third parties. Due to the varying nature of both sub-lease durations and sub-lease incomes, it is not possible to provide accurate information as to the split of expected incomes from sublet properties over future periods.

There are no corporate restrictions imposed by lease arrangements such as those concerning dividends, additional debt and further leasing.

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2017
	Maturity less than 1 year	Maturity from 1 to 5 years	Maturity over 5 years	Total
	£m	£m	£m	£m
Buildings	87	197	69	353
Other operating lease	1	—	—	1

Total operating lease	88	197	69	354

27	Other off-balance sheet commitments and contingent liabilities

Other significant off-balance sheet commitments have been identified and measured. They mainly fall due within 1 year and are as follows:

2017
£m
Guarantees given	11

The Group had arranged for certain guarantees to be provided to third parties in the ordinary course of business.

The Group files tax returns in many jurisdictions around the world and at any one time, various tax authorities are undertaking reviews of these returns. Applicable tax laws and regulations are subject to differing interpretations and the resolution of a final tax position can take several years to complete. Where it is considered that future tax liabilities are more likely than not to arise, an appropriate provision is recognised in the financial statements.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

28	Transactions with related parties

The consolidated financial statements include transactions carried out between the Group, its subsidiaries, and its parent; as well as fellow subsidiaries, joint ventures and associates of its parents are considered to be related parties. The main transactions with these related parties and the associated outstanding balances are as follows:

	Parent	Others	Total
	£m	£m	£m
2017
Transactions with related parties
Purchase of services	(6)	(9)	(15)
Purchase of stock	—	(39)	(39)

Total	(6)	(48)	(54)

Period end balances
Loans payable	—	(121)	(121)

Total	—	(121)	(121)

The amounts above relate to trading subsidiaries of the L’Oreal Group to 31 August 2017.

Sales of goods to related parties were made at the Group’s usual list prices. Purchases were made at market price discounted to reflect the quantity of goods purchased and the relationships between the parties.

The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received. No provisions have been made for doubtful debts in respect of the amounts owed by related parties.

Transactions with key management personnel have been disclosed in Note 8.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

29	Subsidiaries

The consolidated financial statements include the results of the following subsidiaries:

Investments	Registered office	Principal activity	Class of shares held	Ownership (%)
The Body Shop Queenslie Limited	Building 7, Watersmead, Littlehampton, West Sussex BNl7 6LS, UK	This company is now non-trading but holds debt owed by Soapworks Ltd.	Ordinary	100

The Body Shop Worldwide Limited	Building 7, Watersmead, Littlehampton, West Sussex BNl7 6LS, UK	This company acts as a holding company and does not otherwise trade.	Ordinary	100

The Body Shop Global Travel Retail Limited	Building 7, Watersmead, Littlehampton, West Sussex BNl7 6LS, UK	This company trades in The Body Shop products through airline and airport outlets around the world.	Ordinary	100

The Body Shop Canada Limited	Davies Ward Phillips & Vineberg, 155 Wellington Street West, Toronto ON M5V 3J7	This company trades in The Body Shop products in Canada.	Ordinary	100

Bulh-Na-Bodhaige Inc.	77 Deans Rhode Hall Road, Monmouth Junction, New Jersey 08852	This company trades in The Body Shop products in USA.	Ordinary	100

The Body Shop (Singapore) Pte Ltd	The Body Shop, Killney Road, #06—1/06 Winsland House 1, Singapore 239519	This company trades in The Body Shop products in Singapore.	Ordinary	100

The Body Shop International (Asia Pacific) Plc Ltd	The Body Shop, Killney Road, #6-02/06 Winsland House `1, Singapore 239519	This company operates the Asia Pacific region on behalf of The Body Shop International PLC.	Ordinary	100

The Body Shop Hong Kong Limited	Baker & McKenzie, Hutchinson House, 10 Harcourt Road, Hong Kong SAR	This company acts as a holding company and does not otherwise trade.	Ordinary	100

Mighty Ocean Company Limited	Baker & McKenzie, Hutchinson House, 10 Harcourt Road, Hong Kong SAR	This company trades in The Body Shop products in Hong Kong.	Ordinary	100

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

29	Subsidiaries (continued)

Investments	Registered office	Principal activity	Class of shares held	Ownership (%)
The Body Shop Beteiligungs GmbH	Georg-Glock-Strasse 18, 40474 Dusseldorf	This company acts as a holding company of The Body Shop Germany GmbH. The Body Shop Germany GmbH trades in The Body Shop products in Germany.	Ordinary	100

The Body Shop Benelux BV	Busplein 34-5, 1315 KV Almere, The Netherlands	This company trades in The Body Shop products in the Netherlands.	Ordinary	100

The Body Shop Belgium NV	Busplein 34-5, 1315 KV Almere, The Netherlands	This company trades in The Body Shop products in Belgium.	Ordinary	100

The Body Shop GmbH	3Am Europlatz, 1120 Vienna, Austria	This company trades in The Body Shop products in Austria.	Ordinary	100

The Body Shop Svenska AB	Box 17040, SE104 62 Stockholm, Sweden	This company trades in The Body Shop products in Sweden.	Ordinary	100

Cosmenatura SA	Josefa Valcarcel, 48 Madrid, 28027, Spain	This company trades in The Body Shop products in Spain.	Ordinary	100

Dibel SA	Rue Dr Antonio Loureiro Borges 7, Miraflores Linda-a-velha, 2796-959, Portugal	This company trades in The Body Shop products in Portugal.	Ordinary	100

The Body Shop Monaco SARL	Local 107, 17 Avenue des Spelugues, Centre Commercial Le Metropole, Monaco	This company trades in The Body Shop products in Monaco.	Ordinary	100

The Body Shop Air I Inc	CT Corporation System, 160 Mine Lake Ct Ste 200, Raleigh, NC 27615-6417	This company trades in The Body Shop products in America	Ordinary	74

The Body Shop Air II Inc	CT Corporation System, 160 Mine Lake Ct Ste 200, Raleigh, NC 27615-6417	This company trades The Body Shop Products in America	Ordinary	85

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

29	Subsidiaries (continued)

Investments	Registered office	Principal activity	Class of shares held	Ownership (%)
The Body Shop Chile S.A.	Avenida Apoquindo 3885, Piso 2, Las Condes, Santiago, Chile	This company trades The Body Shop products in Chile	Ordinary	100

HSB Hair, Skin and Bath Products Company Limited	Avenida de Praia Grande no. 759 Edifico Iau Heng, 5 andar, Macau	This company trades The Body Shop products in Macau	Ordinary	100

The Body Shop Luxembourg SARL	163, rue du Kiem – L-8030 Strassen, Grand Duchy of Luxembourg	This company trades in The Body Shop products in Luxembourg	Ordinary	100

The Millennium Administration Company Limited	Building 7, Watersmead Littlehampton, West Sussex BN17 6LS, UK	This company is dormant.	Ordinary	100

GA Holdings (Guernsey) Limited	Martello Court, Admiral Park, St Peter Port, Guernsey, GY1 3HB	This company trades in The Body Shop products in Guernsey.	Ordinary	100

GA Holdings (1979) Limited	12 Castle Street, St Helier, Jersey JE2 3RT	This company trades in The Body Shop products in Jersey.	Ordinary	100

The Body Shop Brasil Indústria e Comércio de Cosmeticas Ltda (formerly Body Store SA)	Rodovia Deputado Antonio Heil, no. 4605, sala 1C, city of Itaji, State of Santa Catarina	This company trades in Body Store and The Body Shop products in Brazil.	Ordinary	100

The Body Shop (France) SARL	51 Rue Le Peletier 75009, Paris	This company trades in The Body Shop products in France.	Ordinary	100

B S Denmark A/S	3rd Floor, Ostergade 33, 1100 Copenhagen K	This company trades in The Body Shop products in Denmark.	Ordinary	100

The Body Shop Germany GbmH	Georg-Glock Strasse 8, 40474 Dusseldorf	This company trades in The Body Shop products in Germany.	Ordinary	100

The Body Shop At Home Germany GmbH	Georg-Glock Strasse 18, 40474 Dusseldorf	This company is dormant.	Ordinary	100

The Body Shop Service BV	Busplein 34-5, 1315 KV Almere, The Netherlands	This company is for head office function in Netherlands.	Ordinary	100

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

29	Subsidiaries (continued)

Investments	Registered office	Principal activity	Class of shares held	Ownership (%)
The Body Shop Malaysia	16th Floor, Wisma Sime, Dalby, Jalan Raja Laut, 50350, Kuala Lumpr, W Malaysia	This company is to enable the Body Shop products to be traded in Malaysia.	Ordinary	100

The Body Shop Australia Pty Limited	Chadstone Tower 1’ Level 7, 1341 Dandenong Road, Chadstone VIC 3148	This company trades in The Body Shop products in Australia.	Ordinary	100

Skin & Hair Care Preparations Inc.	77 Dean Rhode Hall Road, Monmouth Junction, New Jersey 08852	This company acts as a holding company and is not trading.	Ordinary	100

BSI USA INC.	77 Dean Rhode Hall Road, Monmouth Junction, New Jersey 08852	This company is dormant.	Ordinary	100

Cimarrones SA	#6 Col. Tlacoquemecatl del Valle, C P 03200 Deleg. Benito Juarez	This company trades in The Body Shop products in Mexico.	Ordinary	100

Aramara S de RL	#6 Col. Tlacoquemecatl del Valle, C P 03200 Deleg. Benito Juarez	This company is dormant.	Ordinary	100

The Body Shop Brasil Franquias Ltda	Rua Tenerife, 31, 5th floor, Suites 51 and 52, Vila Olimpia, Zip Code 04548-040, City of Sao Paulo, State of Sao Paulo	This company trades in Body Store and The Body Shop products in Brazil.	Ordinary	100

During the period the company liquidated and disposed of its holdings in The Body Shop Online (II) Limited.

30	Ultimate Parent Undertaking

On 6 September 2017 the group was sold by L’Oreal SA. The entire share capital was acquired by Natura (Brasil) International B.V..

The Company’s ultimate parent undertaking is Natura Cosmeticos S.A., a Company incorporated in Brazil and listed on the Brazilian Exchange.

Natura Cosmeticos S.A. is the holding Company respectively of the smallest and largest Group of which the Company is a member and for which Group accounts are prepared. Copies of the accounts may be obtained from its registered office at, Av Alexandre Colares, 1188, Sao Paulo, Brazil.

Notes to the Consolidated Financial Statements	The Body Shop International Limited (Formerly The Body Shop International PLC) Consolidated Financial Statements for the period from 1 January to 31 August 2017

31	Post balance sheet events

On 23 February 2018, 20,000,000 ordinary shares in the Company with a nominal value of £0.05 per share were issued to the parent, Natura (Brasil) International B.V. to settle an intercompany loan, which at the balance sheet date has a carrying value of £59m. This transaction resulted in share capital of £1m and share premium of £58m.

The current financing of the Body Shop group is provided by the wider Natura group. The Body Shop group is in the process of arranging to secure loans with external providers.

Annex A

AGREEMENT AND PLAN OF MERGERS

dated as of

May 22, 2019

among

NATURA COSMÉTICOS S.A.,

AVON PRODUCTS, INC.,

NECTARINE MERGER SUB I, INC.,

NECTARINE MERGER SUB II, INC.

and

NATURA HOLDING S.A.

i

ii

iii

Section 11.12.	Severability	97
Section 11.13.	Specific Performance	97
Section 11.14.	No Other Representations or Warranties	98

Schedules

Schedule A Founding Controlling Parent Shareholders

Exhibits

Exhibit 3.02 HoldCo Bylaws

iv

AGREEMENT AND PLAN OF MERGERS

This AGREEMENT AND PLAN OF MERGERS (as the same may be amended from time to time in accordance with its terms, this “Agreement”) is entered into as of May 22, 2019, by and among Natura Cosméticos S.A., a Brazilian corporation (sociedade anônima) (“Parent”) which will become a direct subsidiary of HoldCo following the Parent Restructuring, Avon Products, Inc., a New York corporation (the “Company”), Nectarine Merger Sub I, Inc., a Delaware corporation and, as of the date hereof, a wholly owned direct subsidiary of HoldCo (“Merger Sub I”), Nectarine Merger Sub II, Inc., a Delaware corporation and, as of the date hereof, a wholly owned direct subsidiary of Merger Sub I (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), and Natura Holding S.A., a Brazilian corporation (sociedade anônima) (“HoldCo” and, together with Parent, Merger Subs and HoldCo, the “Parent Entities”).

W I T N E S S E T H :

WHEREAS, the respective boards of directors or equivalent governing bodies of each of the Parent Entities and the Company have approved and deemed it advisable that the respective shareholders of each of the Parent Entities and the Company, where applicable, adopt and approve this Agreement and the transactions contemplated by this Agreement, including (a) the Parent Restructuring and (b) the Mergers (and the issuance by HoldCo of legally issued American Depositary Shares of HoldCo (“HoldCo ADS”), with each such HoldCo ADS representing 1 HoldCo Share, and the issuance of the HoldCo Shares underlying the HoldCo ADSs pursuant to the Second Merger), pursuant to which, among other things, (i) Merger Sub II will merge with and into the Company, with the Company surviving the merger as a wholly owned direct subsidiary of Merger Sub I and (ii) Merger Sub I will merge with and into HoldCo, with HoldCo surviving the merger as the direct parent company of the Company, in each case, on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, (i) Parent is entering into a voting and support agreement with a certain shareholder of the Company (the “Company Shareholder Support Agreement”) and (ii) the Company, Parent and HoldCo are entering into a voting and support agreement (the “Parent Shareholder Support Agreement”) with certain shareholders of Parent set forth on Schedule A (together with shareholders of Parent who sign joinder agreements pursuant to Section 2.06 of the Parent Shareholder Support Agreement, the “Founding Controlling Parent Shareholders”), in each case in the form agreed to by the parties thereto; and

WHEREAS, prior to the Closing, and subject to the terms and conditions set forth in this Agreement, the Parent Entities shall complete the Parent Restructuring.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein (the receipt and sufficiency of which is hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Accounting Practices Adopted in Brazil” means the accounting practices established in the Brazilian Corporation Law and by the Technical Pronouncements, Guidances and Interpretations issued by the Accounting

1

Pronouncements Board (CPC) and approved by the Accounting Federal Council (CFC) and the Brazilian Securities Commission (CVM).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Anti-Bribery Laws” means the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, the rules, regulations or guidelines relating to foreign or domestic anti-bribery or anti-corruption, issued, administered or enforced by the Federative Republic of Brazil, including (a) Federal Law No. 12,846, dated August 1, 2013 (Anti-Corruption Law); (b) Decree No. 8,420, dated March 18, 2015 (Brazilian Anti-corruption Regulatory Decree); (c) Decree-Law No. 2,848, dated December 7, 1940 (Criminal Code); (d) Federal Law No. 8,429, dated June 2, 1992 (Brazilian Law of Administrative Improbity); (e) Law No. 8,666, dated June 21, 1993 (Brazilian Public Procurement Law); (f) Law No. 9,504, dated September 30, 1997 (Electoral Code); (g) Law No. 9,613, dated March 3, 1998 (Anti-Money Laundering Law); and (h) Law No. 12,813, dated May 16, 2013 (Brazilian Conflict of Interest Law) and any similar Applicable Law of any other jurisdiction.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar legislation enacted, adopted or promulgated by a Governmental Authority that is binding upon or applicable to such Person.

“B3” means B3 S.A. — Brasil, Bolsa, Balcão or any successor thereof.

“Business Day” means any day, other than Saturday, Sunday or any other day on which commercial banks in New York, New York or São Paulo, Brazil are authorized or required by Applicable Law to close.

“Brazil Direct Acquisition” means a transaction, to be consummated concurrently with the Closing, whereby (i) Parent or one or more of its Subsidiaries shall directly acquire the outstanding capital stock of the Subsidiaries of the Company conducting business in Brazil (with such Subsidiaries to be mutually identified and agreed amongst Parent and the Company) for cash, at a purchase price corresponding to the fair market value of such capital stock unless otherwise agreed between Parent and the Company (such purchase price, the “Brazil Direct Acquisition Purchase Price”) and (ii) a portion of the Brazil Direct Acquisition Purchase Price equal to the aggregate amount of the Preferred Stock Consideration shall be paid to holders of Company Series C Preferred Stock at the Closing in lieu of the payment of the Preferred Stock Consideration under Article 2 of this Agreement, and such payment shall be deemed to satisfy in full any obligation of the Parent Entities hereunder with respect to the Preferred Stock Consideration.

“Brazilian Corporation Law” means the Brazilian Law 6,404 of December 15, 1976.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the U.S. Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any written or oral agreement, memorandum of understanding or other contractual obligation between (as applicable) (i) the Company or any of its Subsidiaries and any labor organization or other authorized employee representative representing Company Service Providers or (ii) the Parent Entities or any of their Subsidiaries and any labor organization or other authorized employee representative representing Parent Service Providers.

2

“Company Acquisition Proposal” means (other than the transactions contemplated by this Agreement) any offer, proposal or inquiry by a Third Party relating to (i) any direct or indirect acquisition or purchase of 15% or more of the consolidated assets of the Company and its Subsidiaries (including equity securities of the Company’s Subsidiaries) or 15% or more of the aggregate voting power of all classes of equity and voting securities of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 15% or more of the aggregate voting power of all classes of equity and voting securities of the Company or 15% or more of the consolidated assets of the Company and its Subsidiaries (including equity securities of the Company’s Subsidiaries), or (iii) a merger, consolidation, share exchange, business combination, sale of all or substantially all of the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries that, if consummated, would result in such Third Party beneficially owning 15% or more of the aggregate voting power of all classes of equity and voting securities of the Company or 15% or more of the consolidated assets of the Company and its Subsidiaries (including equity securities of the Company’s Subsidiaries).

“Company Assumed Award” means an award of HoldCo RSUs, HoldCo Converted PSUs and HoldCo Restricted Stock.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2019 and the footnotes thereto set forth in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2019.

“Company Balance Sheet Date” means March 31, 2019.

“Company Common Stock” means the common stock, having a par value of $0.25 per share, of the Company.

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by the Company to the Parent Entities.

“Company Employee Plan” means each Employee Plan (i) that is sponsored, maintained, administered, contributed to (or required to be maintained or contributed to) or entered into by the Company, any of its Subsidiaries or any of their respective Affiliates for the current or future benefit of any current or former Company Service Provider or (ii) for which the Company or any of its Subsidiaries has any direct or indirect liability, other than (x) any Multiemployer Plan or (y) any plan, arrangement or policy mandated by Applicable Law and maintained solely by a Governmental Authority.

“Company Equity Award” means an award of Company Stock Options, Company SARs, Company RSUs, Company PSUs or Company Restricted Stock.

“Company Intervening Event” means any event, development, or change in circumstances that is material to the Company and its Subsidiaries, taken as a whole, and (i) was not known to, or reasonably foreseeable to, the board of directors of the Company prior to the execution of this Agreement and (ii) does not relate to (A) the receipt, existence, or terms of a Company Acquisition Proposal or any matter relating thereto or consequences thereof, (B) the fact in and of itself of (1) any changes in the market price, trading volume or credit rating of the Company, Parent or HoldCo or (2) the Company, Parent or HoldCo meeting, failing to meet or exceeding published or unpublished revenue or earnings projections, in each case in and of itself (it being understood that with respect to each of clause (1) and clause (2) the facts or occurrences giving rise or contributing to such change or event may be taken into account when determining a Company Intervening Event to the extent otherwise satisfying this definition), (C) any action taken or omitted by the Company, Parent or HoldCo that is expressly required to be taken or omitted by such parties pursuant to this Agreement in connection with the transactions contemplated hereby (excluding, for the avoidance of doubt, any actions (w) taken or omitted in

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compliance with the first sentence of Section 6.01, (x) taken or omitted in compliance with the first sentence of Section 7.01, (y) omitted by the Company or any of its Subsidiaries as a result of Parent failing to provide consent pursuant to Section 6.01 and (z) omitted by Parent, HoldCo or any of their Subsidiaries as a result of the Company failing to provide consent pursuant to Section 7.01), or (D) any event, development, or change in circumstances resulting from a breach of this Agreement by the Company or any action relating to any Required Governmental Approvals (including the status thereof) taken pursuant to or in compliance with Section 8.01.

“Company Long-Term Cash Incentive Plan” means the (i) Avon Long-Term Cash Bonus Plan, as amended and (ii) Avon 2013-2017 Executive Incentive Plan, as amended.

“Company Material Adverse Effect” means a material adverse effect on (i) the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect to the extent resulting from or arising in connection with (A) changes in the financial or securities markets or general economic or political conditions globally or in any of the markets in which the Company or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, commodity prices, monetary policy or inflation, (B) changes in Applicable Law, GAAP or the interpretation or enforcement thereof after the date hereof or changes or conditions generally affecting the industries in which the Company and its Subsidiaries operate, (C) acts of war, sabotage, outbreak or escalation of hostilities, civil disobedience, pandemic or terrorism or natural disasters globally or in any of the markets in which the Company or any of its Subsidiaries operate, (D) (I) any failure, in and of itself, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period or (II) any change in the price, credit rating or trading volume of the Company’s securities (including the Company Common Stock) (it being understood and agreed that the foregoing clauses (I) and (II) shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise or contributing to such failure or change that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, and would reasonably be expected to be, a Company Material Adverse Effect), (E) the execution and delivery of this Agreement or the public announcement, pendency or consummation of this Agreement, the Mergers and the other transactions contemplated hereby, including the impact thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives, or any suit or proceeding or threatened suit or proceeding relating to this Agreement or the transactions contemplated hereby (it being understood and agreed that this clause (E) shall not apply to any representation or warranty of the Company in Section 4.04, Section 4.15(b)(vi) or the first sentence of Section 4.17(h) that is intended to address the consequences of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby), (F) any action expressly required or expressly contemplated by this Agreement or taken at the written request of, or with the prior written consent of, any of the Parent Entities or the failure to take any specific action expressly prohibited by this Agreement and as for which Parent (or, after the consummation of the Parent Restructuring, HoldCo) declined in writing to consent or (G) any deterioration in the population or productivity of sales representatives (it being understood and agreed that this clause (G) shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise or contributing to such deterioration that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, and would reasonably be expected to be, a Company Material Adverse Effect), except in the case of clauses (A), (B) and (C), if having a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other companies engaged in the industries in which the Company and its Subsidiaries operate and, in such event, only the incremental disproportionate adverse effect on the Company and its Subsidiaries shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred, or (ii) the Company’s ability to perform its obligations hereunder or consummate the Mergers or any of the other transactions contemplated hereby in a timely manner.

“Company Preferred Stock” means, collectively, the Company Series B Junior Participating Preferred Stock, the Company Series C Preferred Stock and the Company Series D Preferred Stock.

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“Company Series B Junior Participating Preferred Stock” means the Series B Junior Participating Preferred Stock having a par value of $1.00 per share, of the Company.

“Company Series C Preferred Stock” means the Series C preferred stock, having a par value of $1.00 per share, of the Company.

“Company Series D Preferred Stock” means the Series D preferred stock, having a par value of $1.00 per share, of the Company.

“Company Service Provider” means any director, officer, employee, sales person or individual independent contractor of the Company or any of its Subsidiaries.

“Company Stock” means, collectively, the Company Common Stock, Company Series C Preferred Stock and Company Series D Preferred Stock.

“Competition Laws” means any Applicable Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition, including through merger or acquisition.

“Contract” or “contract” means any contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, lease, sublease or license, in each case whether written or oral.

“CVM” means the Brazilian securities commission, Comissão de Valores Mobiliários — CVM or any successor thereof.

“De Minimis Inaccuracies” means any inaccuracies in the representations and warranties of the Company in Section 4.05 or of the Parent Entities in Section 5.05, in each case, that individually or in the aggregate are de minimis relative to the total pro forma fully diluted equity capitalization of the Parent (or, if the Parent Restructuring is consummated, HoldCo), giving effect to the Mergers.

“Employee Plan” means any (i) “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written.

“Environmental Laws” means any Applicable Laws relating to human health and safety (relating to exposure to harmful or toxic substances), the protection of the indoor or outdoor environment, pollution or contamination of air, surface or groundwater or other environmental media, the protection of the health and safety of employees and other Persons from exposure to harmful or toxic substances, including Applicable Laws regulating the registration of chemicals, regulating hazardous substances in products manufactured or sold by the Company or any of its Subsidiaries, or the Parent Entities or any of their Subsidiaries, as applicable, at any time and associated manufacture, processing, use, distribution, treatment, storage, labeling, packing, disposal, control, recycling, cleanup, generation or transportation of harmful or toxic substance restrictions relating to environmental attributes or regulating product take-back or end-of-life requirements as it relates to a product’s environmental attributes.

“Environmental Permits” means all permits, licenses, authorizations, franchises, consents (including consents required by Contract), approvals, variances, exemptions, orders required under Environmental Laws.

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“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Financing Sources” means the Persons that have entered or will enter into commitment letters or agreements with Parent, HoldCo or any Subsidiary of Parent or HoldCo in connection with the Debt Financing and any joinder agreements, indentures, debentures, credit agreements or other instruments entered into pursuant thereto, including the agents, arrangers, lenders and other entities that will provide or arrange all or part of the Debt Financing, and their respective general or limited partners, direct or indirect shareholders, managers, members, Affiliates, representatives, successors and assigns.

“Founders Cash Contribution” means the contribution in cash by the Founding Controlling Parent Shareholders to HoldCo of the Founders Cash Contribution Amount.

“Founders Cash Contribution Amount” means an amount equal to the aggregate Brazilian corporate income Tax and surtax to be imposed on HoldCo as a result of the Parent Contribution, calculated as (a) the difference between (i) the net book value of the shares of Parent Stock contributed to HoldCo as of the end of the last month immediately preceding consummation of the Parent Contribution and (ii) the aggregate Founding Controlling Parent Shareholders’ cost basis of the shares of Parent Stock contributed to HoldCo (reflecting, for the avoidance the doubt, any profit capitalization prior to the Parent Contribution that increases the Founding Controlling Parent Shareholders’ cost basis of such shares) as of immediately before the Parent Contribution (b) multiplied by 25% in respect of the Brazilian corporate income Tax and surtax (or such applicable equivalent corporate income tax rate at the time of the Parent Contribution).

“GAAP” means generally accepted accounting principles in the United States.

“Gross Sales” means gross revenues less (i) returns and cancellations, less (ii) rebates and discounts.

“Governmental Authority” means any transnational, federal, state or local governmental (whether domestic or foreign as to any Person, and including the governments of Brazil, the United States and any other sovereign nation or city-state, and any state or other political subdivision thereof), regulatory or administrative authority and any body or entity exercising or having the authority to exercise under the Applicable Laws thereof any executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any taxing authority, board of trade, federal revenue offices, securities exchanges commission, stock exchange, any court and Câmara do Mercado, in each case acting in its official capacity with proper authority and jurisdiction under such Applicable Laws.

“Governmental Approval” means any permit, consent, license, ratification, waiver, permission, variance, clearance, registration, qualification, approval or authorization issued, granted, given or otherwise made available by or under the lawful authority of any Governmental Authority or pursuant to any Applicable Law, including filing and registration of documents, updating of registrations, suspension and cancellation of enrollments and registrations with Governmental Authorities.

“Hazardous Substance” means any pollutant or contaminant, any toxic, radioactive or otherwise hazardous substance, waste or material, or any substance, waste or material regulated, or for which liability may be imposed, under Environmental Laws due to having any constituent elements displaying any of the foregoing characteristics, including asbestos or asbestos-containing materials.

“Intellectual Property Rights” means any and all intellectual property rights or similar proprietary rights throughout the world, including any and all (i) national and multinational statutory invention registrations, patents and patent applications of any type issued or applied for in any jurisdiction, including all provisionals,

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nonprovisionals, divisions, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations and the equivalents of any of the foregoing in any jurisdiction, and all inventions disclosed in each such registration, patent or patent application, (ii) trademarks, service marks, trade dress, logos, brand names, certification marks, domain names, trade names, corporate names and other indications of origin, whether or not registered, in any jurisdiction, and all registrations and applications for registration of the foregoing in any jurisdiction, and all goodwill associated with the foregoing, (iii) copyrights (whether or not registered) and registrations and applications for registration thereof in any jurisdiction, including all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights, regardless of the medium of fixation or means of expression, (iv) Trade Secrets, (v) database rights, industrial designs, industrial property rights, publicity rights and privacy rights and (vi) the right to assert, claim or sue and collect damages for the past, present or future infringement, misappropriation or other violation of any of the foregoing.

“Intended U.S. Tax Treatment” means that, for U.S. federal income Tax purposes, the Transaction (i) qualifies as a transfer of property described in Section 351 of the Code and (ii) does not result in gain being recognized due to the application of Section 367(a)(1) of the Code (other than for any shareholder that would be a “five-percent transferee shareholder” (as defined in Section 1.367(a)-3(c)(5)(ii) of the Treasury Regulations) of HoldCo immediately after the Transaction that does not enter into a five-year gain recognition agreement in the form provided by Section 1.367(a)-8(c) of the Treasury Regulations).

“International Company Employee Plan” means any Company Employee Plan that is not a US Company Employee Plan.

“International Parent Employee Plan” means any Parent Employee Plan that is not a US Parent Employee Plan.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means any and all computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation, owned or purported to be owned by the applicable party or any of its Subsidiaries or licensed or leased to such party or any of its Subsidiaries pursuant to written agreement (excluding any public networks).

“Key Employee” means the Company’s executive officers and employees who hold the position of senior vice president or higher.

“Knowledge of Parent” means the actual knowledge, after reasonable inquiry, of any of the individuals identified in Section 1.01 of the Parent Disclosure Letter.

“Knowledge of the Company” means the actual knowledge, after reasonable inquiry, of any of the individuals identified in Section 1.01 of the Company Disclosure Letter.

“Lien” means, with respect to any property or asset, any mortgage, lien, lease, license, pledge, usufruct (usufruto), arrolamento, fiduciary assignment (cessão fiduciária), fiduciary sale (alienação fiduciária), charge, security interest, covenant, encumbrance or other similar adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Merger Sub I Shares” means the common stock, having a par value of $0.01 per share as of the date hereof (and shall be par value $0.25 per share as of immediately prior to the Closing), of Merger Sub I.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) of ERISA.

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“New Avon Agreements” means (i) the Unit Purchase Agreement, dated as of April 25, 2019 and entered into by and among Avon NA Holdings LLC, Cleveland NA Investor LLC and LG Household & Health Care Ltd. (the “Avon NA Sale Agreement”) and any other agreements contemplated by or entered into in connection with the Avon NA Sale Agreement or the transactions contemplated thereby and (ii) any Contract between (x) the Company or any of its Subsidiaries, on the one hand, and (y) Cleveland Apple Investor L.P., New Avon LLC or any of their respective Affiliates, on the other hand.

“New York Law” means the Business Corporation Law of the State of New York.

“NYSE” means the New York Stock Exchange, Inc.

“Order” means any award, decision, injunction, judgment, writ, decree, ruling, consent decree, compliance order, civil or administrative order or other order entered, issued, made or rendered by any court, administrative agency or other Governmental Authority or by Câmara do Mercado, in each case acting in its official capacity as such and acting within its authority under Applicable Law.

“Parent Acquisition Proposal” means any offer, proposal or inquiry by a Third Party relating to (i) any direct or indirect acquisition or purchase of 15% or more of the consolidated assets of the Parent and its Subsidiaries (including equity securities of the Parent’s Subsidiaries) or 15% or more of any class of equity or voting securities of Parent, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 15% or more of any class of equity or voting securities of Parent or 15% or more of the consolidated assets of Parent and its Subsidiaries (including equity securities of Parent’s Subsidiaries), or (iii) a merger, consolidation, share exchange, business combination, sale of all or substantially all of the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Parent or any of its Subsidiaries that, if consummated, would result in such Third Party beneficially owning 15% or more of any class of equity or voting securities of Parent or 15% or more of the consolidated assets of the Parent and its Subsidiaries (including equity securities of the Parent’s Subsidiaries).

“Parent Balance Sheet” means the consolidated balance sheet of Parent and its Subsidiaries as of March 31, 2019 and the notes thereto set forth in Parent’s quarterly financial statements and quarterly results for the year ended March 31, 2019.

“Parent Assumed Award” means each Parent Assumed Option Award, Parent Converted Restricted Stock Award and Parent Converted SU.

“Parent Balance Sheet Date” means March 31, 2019.

“Parent Employee Plan” means each Employee Plan (i) that is sponsored, maintained or contributed to (or required to be contributed to) or entered into by the Parent Entities, any of their Subsidiaries or any of their respective Affiliates for the current or future benefit of any current or former Parent Service Provider or (ii) for which the Parent Entities or any of their Subsidiaries has any direct or indirect liability, other than (x) any Multiemployer Plan or (y) any plan, arrangement or policy mandated by Applicable Law and maintained solely by a Governmental Authority.

“Parent CVM Disclosure” means, collectively, (i) Parent’s Reference Form for 2018, version 15, in accordance with CVM Ruling No. 480/09 (Formulário de Referência), (ii) Parent’s quarterly reports on form ITR, in accordance with CVM Ruling No. 480/09, for the quarterly periods ended March 31, 2017, 2018 and 2019, June 30, 2017 and 2018 and September 30, 2017 and 2018, as well as Parent’s annual audited financial statements and annual results for the years ended December 31, 2016, 2017 and 2018, including, in each case, their respective explanatory notes and reports, (iii) each of Parent’s Material Facts (Fatos Relevantes) since December 31, 2015 and (iv) each Parent’s shareholders’ and board of directors’ resolutions taken since December 31, 2015.

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“Parent Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by Parent and HoldCo to the Company.

“Parent Material Adverse Effect” means a material adverse effect on (i) the financial condition, business, assets or results of operations of Parent and its Subsidiaries, taken as a whole, excluding any effect to the extent resulting from or arising in connection with (A) changes in the financial or securities markets or general economic or political conditions globally or in any of the markets in which Parent or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, commodity prices, monetary policy or inflation, (B) changes in Applicable Law, Accounting Practices Adopted in Brazil or the interpretation or enforcement thereof after the date hereof or changes or conditions generally affecting the industries in which Parent and its Subsidiaries operate, (C) acts of war, sabotage, outbreak or escalation of hostilities, civil disobedience, pandemic or terrorism or natural disasters globally or in any of the markets in which Parent or any of its Subsidiaries operate, (D) (I) any failure, in and of itself, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period or (II) any change in the price, credit rating or trading volume of Parent’s securities (including the Parent Stock) (it being understood and agreed that the foregoing clauses (I) and (II) shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise or contributing to such failure or decline that are not otherwise excluded from the definition of Parent Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, and would reasonably be expected to be, a Parent Material Adverse Effect), (E) the execution and delivery of this Agreement or the public announcement, pendency or consummation of this Agreement, the Mergers and the other transactions contemplated hereby, including the impact thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives, or any suit or proceeding or threatened suit or proceeding relating to this Agreement or the transactions contemplated hereby (it being understood and agreed that this clause (E) shall not apply to any representation or warranty of Parent in Section 5.04, Section 5.14(b)(vi) or the first sentence of Section 5.16(d) that is intended to address the consequences of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby), (F) any action expressly required or expressly contemplated by this Agreement or taken at the written request of, or with the prior written consent of, the Company or the failure to take any specific action expressly prohibited by this Agreement and as for which the Company declined in writing to consent or (G) any deterioration in the population or productivity of sales representative (it being understood and agreed that this clause (G) shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise or contributing to such deterioration that are not otherwise excluded from the definition of Parent Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, and would reasonably be expected to be, a Parent Material Adverse Effect), except in the case of clauses (A), (B) and (C), if having a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to other companies engaged in the industries in which Parent and its Subsidiaries operate and, in such event, only the incremental disproportionate adverse effect on Parent and its Subsidiaries shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred, or (ii) the Parent Entities’ ability to perform its obligations hereunder or consummate the Mergers or any of the other transactions contemplated hereby in a timely manner; provided that, after the consummation of the Parent Restructuring, the references to Parent in the definition of Parent Material Adverse Effect shall be deemed to be references to HoldCo.

“Parent Restricted Stock” means each share of Parent Stock subject to vesting or forfeiture conditions granted under any equity compensation plan or arrangement of Parent or otherwise.

“Parent Restricted Stock Award” means each award of Parent Restricted Stock granted under any equity compensation plan or arrangement of Parent or otherwise.

“Parent Service Provider” means any director, officer, employee, sales person or individual independent contractor of the Parent Entities or any of their Subsidiaries.

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“Parent Stock” means the common shares of Parent, with no par value.

“Parent Stock Option” means each option to purchase shares of Parent Stock outstanding under any equity compensation plan or arrangement of Parent or otherwise.

“Payment Card Industry Data Security Standards” means the Payment Card Industry Data Security Standards promulgated by the PCI Security Standards Council from time to time.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Lien” means, (i) statutory liens for Taxes not yet due or payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which the Company or any of its Subsidiaries has established (or has had established on its behalf) an adequate accrual in accordance with GAAP, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business, (iii) Liens securing payment, or any obligation, with respect to outstanding indebtedness so long as there is no event of default under such indebtedness, (iv) pledges or deposits (a) to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party or (b) as security for contested Taxes, in each case, incurred or made in the ordinary course of business consistent with past practice, (v) Liens discharged at or prior to Closing, (vi) easements, rights-of-way, encroachments, restrictions, conditions and other similar encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use, utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, (vii) zoning, entitlement, building and other Applicable Law imposed by Governmental Authorities having jurisdiction over such real property, (viii) Liens disclosed on or reflected in public filings, (ix) Liens not created by the Company or any of its Subsidiaries, or the Parent Entities or any of their Subsidiaries, as applicable, that affect the underlying fee interest of any leased real property, including master leases or ground leases, (x) any set of facts that an accurate up-to-date survey would show; provided, however, that any such item does not materially interfere with the use and occupancy of such real property, taken as a whole and (xi) such other Liens, encumbrances or imperfections that do not materially detract from the value of or materially impair the existing use of the asset or property affected by such Lien, encumbrance or imperfection.

“Per Share Cash-Out Price” means the closing price of a share of Company Common Stock on the NYSE composite tape on the Closing Date and if there were no trades on the Closing Date, on the day on which a trade occurred next preceding the Closing Date; provided, however, that if the Closing Date is a Sunday and the following Monday is a day on which trades occur, the closing price of a share of Company Common Stock on such Monday shall be used.

“Per Share Liquidation Preference” means, with respect to a share of Company Series C Preferred Stock, an amount in cash equal to the applicable Stated Value (as defined in the certificate of incorporation of the Company) as of the Closing Date.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date; and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date; and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period ending on the Closing Date.

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“Privacy and Information Security Requirements” means, with respect to any Person, all Applicable Law and any contractual obligations and policies binding upon or applicable to such Person, in each case relating in any way to the privacy, security, collection, storage, use, disclosure, retention, transfer or other processing of any information about or related to a natural person that itself or together with other information could be used to identify such natural person and any information considered personal data under Applicable Law (“Personal Data”), including (i) the EU Data Protection Directive (Directive 95/46/EC) and the General Data Protection Regulation (EU) 2016/679 (the “GDPR”), as well as any national laws supplementing the GDPR and any regulations or regulatory requirements, guidance and codes of practice applicable to the processing of personal data (as defined under the GDPR); (ii) the Payment Card Industry Data Security Standards; (iii) Applicable Laws regulating unsolicited email communications; (iv) security breach notification laws; (v) Applicable Laws imposing minimum physical or cyber security requirements; (vi) Applicable Laws requiring the secure disposal of records containing certain Personal Data; (vii) all Contracts that relate to Personal Data and/or protecting the security or privacy of personal information; (viii) the policies and notices (e.g., posted privacy policies or notices provided in connection with the collection, storage, use, disclosure, retention or transfer of Personal Data and/or IT Assets, internal policies and standards concerning the treatment of personal information and/or the security of IT Assets) relating to Personal Data, privacy and/or the security of IT Assets and/or other personal information); and (ix) all other similar international, federal, state, provincial and local requirements.

“Product” means any product manufactured, sold or marketed by (i) the Company or any of its Subsidiaries or (ii) the Parent Entities or any of their Subsidiaries, as applicable.

“Required Governmental Approvals” means the Required Competition Approvals and any and all other Governmental Approvals required or advisable in connection with the consummation of the transactions contemplated by this Agreement, including any Governmental Approvals required to fully and validly complete the Parent Restructuring.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Shareholder Support Agreements” means the Company Shareholder Support Agreement and the Parent Shareholder Support Agreement.

“Specified Company Cash LTI Award” means any Company Cash LTI Award that (i) was granted as part of the Company’s regularly scheduled ordinary course grants of Company Cash LTI Awards for the Company’s long-term incentive program that commences with the 2019 fiscal year (the “2019 LTI Program”) or (ii) is granted after the date hereof with a payment calculation methodology similar to that of the 2019 LTI Program, whether or not in connection with the Company’s regularly scheduled ordinary course grants of Company Cash LTI Awards.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Tax” means any income, profits, franchise, gross receipts, customs, duty, capital stock, severance, stamp, payroll, sales, services, goods, employment, unemployment, use, transfer, property, capital gain, withholding, excise, value added or other tax, duty, fee or other like assessment or charge, in each case in the nature of a tax, imposed by any Governmental Authority (together with any interest, penalty, addition to tax or additional amount imposed with respect thereto).

“Tax Return” means any report, return, document, declaration or other information or filing supplied or required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any

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documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Taxing Authority” means any Governmental Authority responsible for the imposition or collection of any Tax.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than the Company or any of its Affiliates, or the Parent Entities or any of their Affiliates, as applicable, and the directors, officers, employees, agents and advisors of such Person, in each case, acting in such capacity.

“Title IV Plan” means any Employee Plan (other than any Multiemployer Plan) that is subject to Title IV of ERISA.

“Trade Secrets” means, to the extent the following are considered confidential or proprietary, any and all trade secrets, know-how, information, data, specifications, processes, methods, knowledge, experience, formulae, skills, techniques, schematics, drawings, blue prints, utility models, designs, technology, software, inventions, discoveries, ideas and improvements, including manufacturing information and processes, assays, engineering and other manuals and drawings, standard operating procedures, flow diagrams, regulatory, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality assurance, quality control and clinical data, technical information, research records and similar data and information and any rights in any jurisdiction to limit the use or disclosure thereof by any Person.

“Transaction” means, together, the Parent Restructuring and the Mergers.

“Treasury Regulations” means U.S. Treasury regulations promulgated under the Code.

“US Company Employee Plan” means any Company Employee Plan that covers Company Service Providers located primarily within the United States.

“US Parent Employee Plan” means any Parent Employee Plan that covers Parent Service Providers located primarily within the United States.

“WARN” means the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law.

(a) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2020 Notes	6.05(b)
2020 Notes Refinancing	6.05(b)
ADR	7.11(a)
ADR Facility	7.11(a)
Adverse Recommendation Change	6.03(a)(iv)(C)
Agreement	Preamble
Alternate Financing	7.07(b)
Arbitral Tribunal	11.08
Award	11.08
Brazilian Direct Acquisition Purchase Price	1.01(a)
Capitalization Date	4.05(a)
Certificates	2.04(a)(ii)(A)
Closing	2.02(a)
Closing Date	2.02(a)
Combined Company	8.01(a)

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Term	Section
Commitment Letter	5.21(a)
Common Certificates	2.04(a)(i)(A)
Common Stock Consideration	2.03(b)(i)
Company	Preamble
Company Board Recommendation	4.02(b)(iv)
Company Cash LTI Award	7.06(e)
Company Employment Contracts	4.17(j)(ii)
Company Equity Securities	4.02(b)(iv)
Company Filings	4.07(a)
Company Insurance Policies	4.22
Company Lease	4.14(b)
Company Leased Real Property	4.14(b)
Company Material Contract	4.20(b)
Company Notes	6.05(e)
Company Owned Real Property	4.14(a)
Company Performance Cash LTI Award	7.06(e)
Company Permits	4.12(b)
Company PSU	2.06(c)
Company Real Property	4.14(b)
Company Related Persons	11.06(c)
Company Restricted Stock	2.06(d)
Company RSU	2.06(b)
Company SAR	2.06(a)
Company Shareholder Approval	4.02(a)
Company Shareholder Meeting	6.02
Company Shareholder Support Agreement	Recitals
Company Stock Option	2.06(a)
Company Subsidiary Securities	4.06(b)(iii)
Company Superior Proposal	6.03(e)
Company Termination Fee	10.03(a)(i)(B)
Company Unsecured Notes	6.05(e)
Company Unsecured Notes Indenture	6.05(e)
Confidentiality Agreement	6.03(b)(i)
Continuation Period	7.06(a)
Corporate Documents	8.02(f)
Covered Employee	7.06(a)
Credit Agreement	6.05(e)(ii)
Custodian	7.11(a)
D&O Insurance	7.05(c)
Damages	10.02
Debt Financing	5.21(a)
Debt Financing Agreements	5.21(a)
Deposit Agreement	7.11(a)
Depositary Bank	7.11(a)
Dispute	11.08
e-mail	11.01
Employment Laws	4.17(j)(i)
End Date	10.01(b)(i)
Excess ADSs	2.05(a)
Excess Shares	2.05(b)
Exchange Agent	2.04(a)

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Term	Section
Exchange Agent Agreement	2.04(a)(ii)(B)
Exchange Fund	2.04(a)(ii)(B)
Exchange Ratio	2.03(b)(i)
First Closing	2.02(a)
First Effective Time	2.02(b)
First Merger	2.02
Form 8-A	8.02(c)
Form F-4	4.09(a)(i)
Form F-6	8.02(c)
Founding Controlling Parent Shareholders	Recitals
HoldCo	Recitals
HoldCo ADS	Recitals
HoldCo ADS Trust	2.05(a)
HoldCo Approval Meetings	7.03(c)
HoldCo Board Recommendation	7.03(c)
HoldCo Converted PSU	2.06(c)
HoldCo Employee Benefit Plan	7.06(c)
HoldCo Merger Approvals	7.03(c)
HoldCo Restricted Stock	2.06(d)
HoldCo RSU	2.06(b)
HoldCo Securities	5.05(c)(iv)
HoldCo Share	2.01(a)
HoldCo Share Trust	2.05(b)
ICC	11.08
Illustrative Steps Plan	7.03(d)
Indemnified Person	7.05(a)
Intentional Breach	10.02
Joint Proxy Statement/Prospectus	4.09(a)(ii)
Merger Consideration	2.03(b)(i)
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Merger-Related Litigation	6.06
Mergers	2.02
New Commitment Letter	7.07(b)
Original Financing Failure	7.07(b)
Parent	Preamble
Parent Assumed Option Award	2.07(a)
Parent Capitalization Date	5.05
Parent Contribution	2.01(a)
Parent Contribution Meeting	7.03(a)
Parent Converted Restricted Stock Award	2.07(b)
Parent Converted SU	2.07(c)
Parent Disclosures and Filings	4.09(b)
Parent Entities	Recitals
Parent Entity Approvals	5.02
Parent Equity Securities	5.05(b)(iv)
Parent Fee Designee	10.03(a)(i)(B)
Parent Filings	5.07(a)
Parent Material Affiliate Contract	5.19(a)(iii)
Parent Material Contract	5.19(b)

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Term	Section
Parent Mergers	2.11
Parent No Vote Termination Fee	10.03(b)(i)
Parent Permits	5.12(b)
Parent Restructuring	2.01(b)
Parent Restructuring Board Recommendation	7.03(b)(i)
Parent Restructuring Meetings	7.03
Parent Shareholder Support Agreement	Recitals
Parent SU	2.07(c)
Parent Subsidiary Securities	5.06(b)(iii)
Preferred Certificates	2.04(a)(ii)(A)
Preferred Stock Consideration	2.03(a)(ii)
Qualifying Company Acquisition Proposal	10.03(a)(iii)(B)
Remedial Actions	8.01
Representatives	6.03(a)
Required Competition Approvals	4.03(c)
Restrict Party	8.11
Restructuring Merger of Shares	2.01(b)
Reverse Termination Fee	10.03
Rules	11.03
Sanctions	4.12(d)
Second Closing	2.02(a)
Second Effective Time	2.02(d)
Second Merger	2.02
Section 6.05 Indemnitee	6.05(d)
Section 6.05(f) Indemnitee	6.05(f)
Surviving Corporation	2.02
Uncertificated Common Shares	2.04(a)(i)(B)
Uncertificated Preferred Shares	2.04(a)(ii)(B)
Uncertificated Shares	2.04(a)(ii)(B)

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents, headings and captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “, but not limited to,”, whether or not they are in fact followed by those words or words of like import. The terms “dollars”, “$” and “U.S. $” shall mean United States dollars, the lawful currency of the United States of America. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Except as otherwise specifically provide in this Agreement, any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, supplemented or modified, including (i) in the case of agreements or instruments, by waiver or consent, and (ii) in the case of statutes, by succession of comparable successor statutes and any rules, regulations or interpretations promulgated thereunder. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or

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through and including, respectively. After the consummation of the Parent Restructuring, the references to Parent in Sections 5.06, 5.10, 5.12, 5.13, 5.14, 5.16, 5.17, 5.18, 5.19, 7.09, 7.10, 8.03, 8.08, 8.10 and 11.04 (including any terms defined in such sections) shall be deemed to be references to HoldCo.

ARTICLE 2

THE PARENT RESTRUCTURING, FOUNDERS CASH CONTRIBUTION AND THE MERGERS

Section 2.01. The Parent Restructuring. (a) Prior to the Closing, the Founding Controlling Parent Shareholders shall (i) contribute, transfer, convey, assign and deliver to HoldCo all or a portion of the Founding Controlling Parent Shareholders’ right, title and interest in, to and under their respective shares of Parent Stock, and will receive for each issued and outstanding share of Parent Stock so contributed 1 share of common stock of HoldCo (“HoldCo Share”), and such HoldCo Shares so issued to the Founding Controlling Parent Shareholders in the Parent Contribution shall constitute all of the issued and outstanding shares of HoldCo immediately following such Parent Contribution and (ii) make the Founders Cash Contribution (the transactions described in clauses (i) and (ii), collectively, the “Parent Contribution”).

(b) Immediately following the Parent Contribution and prior to the Closing, the Parent Entities shall cause (i) the merger of all of the issued and outstanding shares of Parent by HoldCo, pursuant to which Parent shall become a wholly owned direct Subsidiary of HoldCo and each share of Parent Stock that is issued and outstanding at the time of such merger (including any shares held by any Founding Controlling Parent Shareholders that were not contributed in the Parent Contribution) shall be, without any action on the part of Parent or the holder of any shares of Parent Stock, canceled and converted into the right to receive one HoldCo Share (the “Restructuring Merger of Shares”, together with the Parent Contribution, the “Parent Restructuring”), such that the number of HoldCo Shares outstanding as of immediately after the Restructuring Merger of Shares equals the total number of shares of Parent Stock outstanding as of immediately prior to the Restructuring Merger of Shares.

Section 2.02. The Mergers. Following the consummation of the Parent Restructuring, at the First Effective Time, Merger Sub II shall be merged with and into the Company (the “First Merger”) in accordance with New York Law, whereupon the separate existence of Merger Sub II shall cease, and the Company shall be the surviving corporation of the First Merger (the “Surviving Corporation”). At the Second Effective Time, Merger Sub I shall be merged with and into HoldCo (the “Second Merger” and, together with the First Merger, the “Mergers”) in accordance with Applicable Law, whereupon the separate existence of Merger Sub I shall cease, and HoldCo shall be the surviving corporation of the Second Merger and the Surviving Corporation shall become a wholly owned direct subsidiary of HoldCo.

(a) Subject to the provisions of Article 9, (i) the closing of the First Merger (the “First Closing”) shall take place (A) in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017, as soon as possible, but in any event no later than five Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of such conditions by the party or parties entitled to the benefit thereof at the Closing) have been satisfied or, to the extent permitted by Applicable Law, waived by the party or parties entitled to the benefit of such conditions, or (B) at such other place, at such other time or on such other date as Parent and the Company may mutually agree in writing and (ii) the closing of the Second Merger (the “Second Closing”, together with the First Closing, the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017, immediately following the consummation of the First Merger (the date on which the Closing occurs, the “Closing Date”).

(b) At the First Closing, the Company and Merger Sub II shall file a certificate of merger executed in accordance with the relevant provisions of Applicable Law with the Department of State of the State of New

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York and with the Delaware Secretary of State and make all other filings or recordings required by Applicable Law in connection with the First Merger. The First Merger shall become effective at such time as the certificate of merger is duly filed with the Department of State of the State of New York (or at such later time as may be agreed by Parent and the Company and specified in the certificate of merger) (the time the First Merger becomes effective being the “First Effective Time”).

(c) From and after the First Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub II, all as provided under New York Law.

(d) HoldCo shall duly file for registration the relevant minutes of HoldCo’s extraordinary general meeting that approved the Second Merger with the Board of Trade of the State of São Paulo within thirty days of the meeting date for such extraordinary general meeting. At the Second Closing, HoldCo and Merger Sub I shall file a certificate of merger executed in accordance with the relevant provisions of Applicable Law with the Delaware Secretary of State and make all other filings or recordings required by Applicable Law in connection with the Second Merger. The Second Merger shall become effective at such time as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be agreed by Parent and the Company and specified in the certificate of merger) (the time the Second Merger becomes effective being the “Second Effective Time”).

Section 2.03. Conversion of Shares.

(a) At the First Effective Time, by virtue of the First Merger and without any action on the part of Merger Sub II or the Company or any holder of the capital stock of the Company:

(i) Except as otherwise provided in Section 2.03(a)(iii) or Section 2.03(a)(iv), each share of Company Common Stock issued and outstanding as of immediately prior to the First Effective Time shall be converted into the right to receive 1 validly issued and allotted, fully paid-up Merger Sub I Share, subject to adjustment in accordance with Section 2.08. As of the First Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the shares of Merger Sub I as set forth in the immediately preceding sentence, and any cash in lieu of fractional shares in accordance with Section 2.05.

(ii) Except as otherwise provided in Section 2.03(a)(iii) or Section 2.03(a)(iv), each share of Company Series C Preferred Stock issued and outstanding as of immediately prior to the First Effective Time shall be converted into the right to receive the Per Share Liquidation Preference in cash without interest (the “Preferred Stock Consideration”). As of the First Effective Time, all such shares of Company Series C Preferred Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive Preferred Stock Consideration, to be paid in accordance with Section 2.04, without interest.

(iii) Each share of Company Stock held by the Company as treasury stock immediately prior to the First Effective Time shall be canceled, and no payment shall be made with respect thereto.

(iv) Each share of Company Stock held by Parent, Merger Sub I, HoldCo or by any Subsidiary of the Company, Parent, Merger Sub I or HoldCo immediately prior to the First Effective Time shall be converted into such number of shares of common stock of the Surviving Corporation such that Parent, Merger Sub I, HoldCo or each such Subsidiary, as applicable, owns the same percentage of Surviving Corporation immediately following the First Effective Time as Parent, Merger Sub I, HoldCo or such Subsidiary owned in the Company immediately prior to the First Effective Time.

(v) Each share of common stock of Merger Sub II outstanding immediately prior to the First Effective Time shall be converted into and become one share of common stock of the Surviving

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Corporation with the same rights, powers and privileges as the shares so converted and, except as provided in Section 2.03(a)(iv), shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) At the Second Effective Time by virtue of the Second Merger and without any action on the part of Merger Sub I or HoldCo or any holder of the capital stock of HoldCo or Merger Sub I Share:

(i) Except as otherwise provided in Section 2.03(b)(ii) and Section 2.05 and subject to adjustment in accordance with Section 2.08, each Merger Sub I Share outstanding (and each right to receive such Merger Sub I Shares) as of immediately prior to the Second Effective Time shall be converted into the right to receive 0.300 (the “Exchange Ratio”) validly issued and allotted, fully paid-up HoldCo ADSs against the deposit of the requisite number of HoldCo Shares (together with the cash in lieu of fractional HoldCo ADSs (or HoldCo Shares) provided for in Section 2.05, the “Common Stock Consideration” and, together with the Preferred Stock Consideration, the “Merger Consideration”). Notwithstanding anything to the contrary in this Agreement, the holders of Merger Sub I Shares as of immediately prior to the Second Effective Time may elect to receive 0.300 validly issued and allotted, fully paid-up HoldCo Shares in lieu of the Common Stock Consideration, in which case (1) any and all HoldCo Shares delivered to such holders who have elected to receive HoldCo Shares shall, for all purposes of this Agreement, be deemed to be the Common Stock Consideration and (2) Parent shall be deemed to have satisfied its obligations under this Agreement with respect to HoldCo ADSs through the registration, issuance, delivery and listing of HoldCo Shares. The Merger Consideration shall be given in consideration for the acquisition by HoldCo of all of the assets and liabilities of Merger Sub I including but not limited to all the shares in the Surviving Corporation held by Merger Sub I. As of the Second Effective Time, all such Merger Sub I Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist and shall thereafter represent only the right to receive the Common Stock Consideration and the right to receive any dividends or other distributions pursuant to Section 2.04(f), in each case to be issued or paid in accordance with Section 2.04, without interest, and any cash in lieu of fractional shares in accordance with Section 2.05.

(ii) Each Merger Sub I Share (A) held by HoldCo or any of its Subsidiaries (including Parent), (B) held by Merger Sub I as treasury stock immediately prior to the Second Effective Time or (C) that was not issued in the First Merger pursuant to Section 2.03(a)(i) in exchange for a share of Company Common Stock shall be canceled, and no payment shall be made with respect thereto.

Section 2.04. Surrender and Payment.

(a) No later than five business days prior to the Closing Date, HoldCo shall appoint a bank or trust company reasonably acceptable to the Company to act as agent (the “Exchange Agent”) for the purpose of exchanging (i) for the Common Stock Consideration (A) certificates representing shares of Company Common Stock (the “Common Certificates”) or (B) uncertificated shares of Company Common Stock (the “Uncertificated Common Shares”), and (ii) for the Preferred Stock Consideration (A) certificates representing shares of Company Series C Preferred Stock (the “Preferred Certificates” and together with the Common Certificates, the “Certificates”) or (B) uncertificated shares of Company Series C Preferred Stock (the “Uncertificated Preferred” and together with the Uncertificated Common Shares, the “Uncertificated Shares”). At or prior to the Closing, the Parent Entities shall have deposited, or shall have caused to be deposited with or provided to, (1) the Depositary Bank, or a nominee for the Depositary Bank, a number of HoldCo Shares equal to the aggregate number of HoldCo ADSs to be issued as Common Stock Consideration and (2) the Exchange Agent, in escrow (x) for the benefit of the holders of Company Common Stock, irrevocable written instruction to cause the aggregate number of HoldCo ADSs to be issued as Common Stock Consideration, (y) for the benefit of the holders of Company Common Stock, receipts (or uncertificated book-entries, as applicable) representing such aggregate number of HoldCo ADSs, and (z) for the benefit of the holders of the Series C Preferred Stock, an amount in cash in U.S. dollars sufficient to pay the Preferred Stock Consideration. In addition, the Parent Entities shall deposit, or cause to be deposited, with the Exchange Agent, as necessary from

18

time to time at or after the Closing any dividends or distributions payable pursuant to Section 2.04(f). All cash and HoldCo ADS, whether evidenced by receipts or book-entries, together with any dividends or distributions and cash in lieu of fractional shares in accordance with Section 2.05 deposited with or provided to the Exchange Agent by or on behalf of HoldCo, shall be referred to in this Agreement as the “Exchange Fund”. If for any reason the Exchange Fund is inadequate to pay the amounts to which holders of Company Stock shall be entitled under Section 2.03, the Parent Entities shall promptly deposit, or cause to be deposited promptly, additional cash with the Exchange Agent sufficient to make all cash payments of the aggregate Preferred Stock Consideration and any cash payable in lieu of fractional HoldCo ADSs and additional HoldCo ADSs with the Exchange Agent (and additional HoldCo Shares with the Depositary Bank) sufficient to make all payments of the aggregate Common Stock Consideration, and Parent, HoldCo and the Surviving Corporation shall in any event be liable for payment thereof. Promptly after the Closing, (I) the Parent Entities will instruct the Exchange Agent to pay the Merger Consideration out of the Exchange Fund in accordance with the terms of this Agreement (and, for the avoidance of doubt, the Exchange Funds shall not be used for any purpose other than the delivery of the Merger Consideration) and (II) HoldCo shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock as of immediately prior to the First Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange. Subject to Section 2.04(e), the Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to ADSs held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of Persons entitled thereto. No later than ten (10) Business Days prior to the Closing Date, the Parent Entities shall enter into an agreement with the Exchange Agent, in form and substance reasonably satisfactory to the Company, to effect the applicable terms of this Agreement (the “Exchange Agent Agreement”).

(b) At the First Effective Time, the stock transfer records of Merger Sub I shall record the issuance of all Merger Sub I Shares issuable in the First Merger as of the First Effective Time such that immediately following the First Effective Time such Merger Sub I Shares shall be deemed issued and outstanding Merger Sub I Shares. From and after the First Effective Time stock certificates previously evidencing ownership of shares of Company Common Stock converted in the First Merger into Merger Sub I Shares shall no longer evidence ownership of shares of Company Common Stock but shall evidence only ownership of the Merger Sub I Shares into which the Merger Sub I Shares previously represented by such stock certificates were converted in the First Merger. Each holder of shares of Company Common Stock that have been converted into the right to receive Merger Sub I Shares in connection with the First Merger, and which Merger Sub I Shares are in turn converted into the right to receive the Merger Consideration in connection with the Second Merger, shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Common Stock Consideration or Preferred Stock Consideration, as applicable, in respect of the Company Stock represented by such Certificate or Uncertificated Share. For the avoidance of doubt, pursuant to the foregoing provisions, each Person entitled to receive Merger Sub I Shares in the First Merger shall instead receive an equal number of HoldCo ADSs (or at such Person’s option, HoldCo Shares) to be issued following the Second Merger as the Common Stock Consideration. The HoldCo ADSs constituting part of such Common Stock Consideration, at HoldCo’s option, shall be in uncertificated book-entry form, unless a physical ADR is requested by Person or is otherwise required by applicable Law, in which case the Parent Entities shall cause the Exchange Agent to send such physical ADR to such Person promptly in accordance with the Exchange Agent Agreement. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent for all purposes after the Closing only the right to receive such Merger Consideration and, in the case of Common Certificates and Uncertificated Common Shares, the right to receive any dividends or other distributions pursuant to Section 2.04(f), in each case, as contemplated by this Article 2.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to

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such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the First Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Closing, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration payable in respect thereof provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Merger Consideration made available to the Depositary Bank or Exchange Agent pursuant to Section 2.04(a) that remains unclaimed by the holders of shares of Company Stock twelve months after the Closing shall be remitted to, or as designated by, HoldCo upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.04 prior to that time shall thereafter look only to HoldCo for payment of the Merger Consideration, and any dividends or other distributions with respect thereto pursuant to Section 2.04(f), in respect of such shares without any interest thereon. Notwithstanding the foregoing, none of the Parent Entities or the Surviving Corporation shall be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock as of such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of HoldCo, free and clear of any claims or interest of any Person previously entitled thereto.

(f) No dividends or other distributions with respect to HoldCo Shares or HoldCo ADSs, and no cash payment in lieu of fractional shares or HoldCo ADSs except as provided in Section 2.05, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section 2.04. Following such surrender or transfer, there shall be paid, without interest, to the Person in whose name the HoldCo Shares or HoldCo ADSs have been registered at the time of such surrender or transfer, (i) the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.05, (ii) at the time of such surrender or transfer, the dividends or other distributions with a record date after the Closing theretofore payable with respect to such HoldCo Shares or HoldCo ADSs and (iii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Closing and prior to such surrender or transfer and with a payment date subsequent to such surrender or transfer payable with respect to such HoldCo Shares or HoldCo ADSs.

Section 2.05. Fractional Shares. (a) No fractional HoldCo ADSs shall be issued in the Second Merger, but in lieu thereof each holder of Merger Sub I Shares (or the right to receive Merger Sub I Shares) otherwise entitled to a fractional HoldCo ADS will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.05, a cash payment in lieu of such fractional HoldCo ADS representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of HoldCo ADSs equal to the excess of (i) the aggregate number of HoldCo ADSs to be delivered to the Exchange Agent by HoldCo pursuant to Section 2.04(a) over (ii) the aggregate number of whole HoldCo ADSs to be distributed to the holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares) pursuant to Section 2.04(a) (such excess, the “Excess ADSs”). The parties hereto acknowledge that payment of the cash consideration in lieu of issuing fractional HoldCo ADSs was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to HoldCo that would otherwise be caused by the issuance of fractional HoldCo ADSs. As soon as reasonably practicable after the Second Effective Time, the Exchange Agent, as agent for the holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares) that would otherwise receive fractional HoldCo ADSs, shall sell the Excess ADSs at then prevailing prices on the

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NYSE in the manner provided in the remainder of this Section 2.05. The sale of the Excess ADSs by the Exchange Agent shall be executed on the NYSE and shall be made at such times, in such manner and on such terms as the Exchange Agent shall determine in its reasonable discretion. Until the net proceeds of such sale or sales have been distributed to the applicable holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares), the Exchange Agent shall hold such net proceeds in trust for such holders that would otherwise receive fractional HoldCo ADSs (the “HoldCo ADS Trust”). The Exchange Agent shall determine the portion of the HoldCo ADS Trust to which each applicable holder of Merger Sub I Shares (or the right to receive Merger Sub I Shares) shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the HoldCo ADS Trust by a fraction, the numerator of which is the amount of the fractional HoldCo ADS interest to which such holder of Merger Sub I Shares (or the right to receive Merger Sub I Shares) would otherwise be entitled and the denominator of which is the aggregate amount of fractional HoldCo ADS interests to which all holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares) would otherwise be entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares) in lieu of any fractional HoldCo ADS interests, the Exchange Agent shall make available such amounts to such holders without interest, subject to and in accordance with Section 2.04.

(b) No fractional HoldCo Shares shall be issued in the Second Merger, but in lieu thereof each holder of Merger Sub I Shares (or the right to receive Merger Sub I Shares) otherwise entitled to a fractional HoldCo Shares will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.05, a cash payment in lieu of such fractional HoldCo Shares representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of HoldCo Shares equal to the excess of (i) the aggregate number of HoldCo Shares to be delivered to the Exchange Agent by HoldCo pursuant to Section 2.04(a) over (ii) the aggregate number of whole HoldCo Shares to be distributed to the holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares) pursuant to Section 2.04(a) (such excess, the “Excess Shares”). The parties hereto acknowledge that payment of the cash consideration in lieu of issuing fractional HoldCo Shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to HoldCo that would otherwise be caused by the issuance of fractional HoldCo Shares. As soon as reasonably practicable after the Second Effective Time, the Exchange Agent, as agent for the holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares) that would otherwise receive fractional HoldCo Shares, shall sell the Excess Shares at then prevailing prices on the B3 in the manner provided in the remainder of this Section 2.05(b). The sale of the Excess Shares by the Exchange Agent shall be executed on the B3 and shall be made at such times, in such manner and on such terms as the Exchange Agent shall determine in its reasonable discretion. Until the net proceeds of such sale or sales have been distributed to the applicable holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares), the Exchange Agent shall hold such net proceeds in trust for such holders that would otherwise receive fractional HoldCo Shares (the “HoldCo Share Trust”). The Exchange Agent shall determine the portion of the HoldCo Share Trust to which each applicable holder of Merger Sub I Shares (or the right to receive Merger Sub I Shares) shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the HoldCo Share Trust by a fraction, the numerator of which is the amount of the fractional HoldCo Share interest to which such holder of Merger Sub I Shares (or the right to receive Merger Sub I Shares) would otherwise be entitled and the denominator of which is the aggregate amount of fractional HoldCo Share interests to which all holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares) would otherwise be entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares) in lieu of any fractional HoldCo Share interests, the Exchange Agent shall make available such amounts to such holders without interest, subject to and in accordance with Section 2.04.

Section 2.06. Company Equity Awards. (a) At or immediately prior to the Closing, each award of options to purchase shares of Company Common Stock (each, a “Company Stock Option”) and each award of stock appreciation rights with respect to shares of Company Common Stock (each, a “Company SAR”), in each case, granted under any equity compensation plan or arrangement of the Company (or otherwise), whether or not

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vested or exercisable, shall be canceled, and the Company shall pay to the holder of such Company Stock Option or Company SAR an amount (but not less than zero) in cash, without interest and less applicable withholding, determined by multiplying the excess, if any, of (x) the Per Share Cash-Out Price over (y) the per share exercise price of such Company Stock Option or Company SAR by the number of shares of Company Common Stock underlying such Company Stock Option or Company SAR as of immediately prior to the Closing. Any payment to which a holder of Company Stock Options or Company SARs becomes entitled pursuant to this Section 2.06(a) shall be made through the Surviving Corporation’s payroll as promptly as practicable (but no later than five days) following the Closing. For the avoidance of doubt, each Company Stock Option or Company SAR with an exercise price that is equal to or greater than the Per Share Cash-Out Price shall be canceled without any consideration to the holder thereof.

(b) At or immediately prior to the Closing, each award of restricted stock units granted under any equity compensation plan or arrangement of the Company (or otherwise) with respect to Company Common Stock that is subject solely to time-based vesting (each, a “Company RSU”) and that is outstanding as of immediately prior to the Closing shall, by virtue of the Mergers, be converted into an award of restricted stock units (each, a “HoldCo RSU”) with respect to a number of HoldCo Shares (rounded up to the nearest number of whole shares) equal to the product of (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Closing and (ii) the Exchange Ratio. Any vesting conditions and restrictions in effect in respect of such Company RSU (including provisions for accelerated vesting upon termination of employment) shall continue in full force and effect in respect of such HoldCo RSU and the vesting schedule and other provisions of such Company RSU shall otherwise remain unchanged as a result of the conversion of such Company RSU into such HoldCo RSU; provided, however, that: (1) each HoldCo RSU award shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, issuance of bonus shares, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to HoldCo Shares subsequent to the Closing; (2) HoldCo’s board of directors or any committee thereof shall succeed to the authority and responsibility of the board of directors of the Company or any committee thereof with respect to each HoldCo RSU award; and (3) each HoldCo RSU award shall be subject to administrative procedures consistent with those in effect under the Company’s 2016 Omnibus Incentive Plan, as amended from time to time.

(c) At or immediately prior to the Closing, each award of performance-contingent restricted stock units with respect to Company Common Stock (each, a “Company PSU”) that is outstanding as of immediately prior to the Closing shall, by virtue of the Mergers, be converted into an award of restricted stock units that is subject solely to time-based vesting (each, a “HoldCo Converted PSU”) with respect to a number of HoldCo Shares (rounded up to the nearest number of whole shares) equal to the product of (i) the target number of shares of Company Common Stock subject to such Company PSU immediately prior to the Closing and (ii) the Exchange Ratio. Any vesting conditions and restrictions in effect in respect of such Company PSU (other than performance-based vesting conditions, but including provisions for accelerated vesting upon termination of employment) shall continue in full force and effect in respect of such HoldCo Converted PSU and the service-based vesting schedule and other provisions of such Company PSU shall otherwise remain unchanged as a result of the conversion of such Company PSU into such HoldCo Converted PSU; provided, however, that: (1) each HoldCo Converted PSU award shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, issuance of bonus shares, reverse stock split, consolidation of shares reclassification, recapitalization or other similar transaction with respect to HoldCo Shares subsequent to the Closing; (2) HoldCo’s board of directors or any committee thereof shall succeed to the authority and responsibility of the board of directors of the Company or any committee thereof with respect to each HoldCo Converted PSU award; and (3) each HoldCo Converted PSU award shall be subject to administrative procedures consistent with those in effect under the Company’s 2016 Omnibus Incentive Plan, as amended from time to time.

(d) At or immediately prior to the Closing, each share of Company Common Stock that is subject to an award of restricted Company Common Stock granted under any equity compensation plan or arrangement of the

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Company (“Company Restricted Stock”) that is outstanding as of immediately prior to the Closing shall be converted into HoldCo Shares in accordance with Section 2.03 hereof (“HoldCo Restricted Stock”). Any vesting conditions and restrictions in effect in respect of such Company Restricted Stock (including provisions for accelerated vesting upon termination of employment) shall continue in full force and effect in respect of such HoldCo Restricted Stock and the vesting schedule and other provisions of such Company Restricted Stock shall otherwise remain unchanged as a result of the conversion of such Company Restricted Stock into such HoldCo Restricted Stock; provided, however, that: (1) each HoldCo Restricted Stock award shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, issuance of bonus shares, reverse stock split, consolidation of shares reclassification, recapitalization or other similar transaction with respect to HoldCo Shares subsequent to the Closing; (2) HoldCo’s board of directors or any committee thereof shall succeed to the authority and responsibility of the board of directors of the Company or any committee thereof with respect to each HoldCo Restricted Stock award; and (3) each HoldCo Restricted Stock award shall be subject to administrative procedures consistent with those in effect under the Company’s 2016 Omnibus Incentive Plan, as amended from time to time.

(e) Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the earlier of (i) the Closing or (ii) any termination of this Agreement in accordance with Article 10, the outstanding HoldCo Shares or Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period, then the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide HoldCo and the holders of Company Common Stock and Company Equity Awards the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.06 shall be construed to permit any party hereto to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(f) Prior to the Closing, HoldCo shall take all corporate action necessary to (i) reserve for issuance a sufficient number of HoldCo Shares for issuance with respect to the Company Assumed Awards and (ii) cause the registration of the HoldCo Shares issuable with respect to the Company Assumed Awards to become effective as part of a registration statement on Form S-8, Form F-4 or Form F-3 as the case may be, or any successor or other appropriate forms, and, thereafter, HoldCo shall deliver to holders of Company Assumed Awards any applicable prospectus and shall maintain the effectiveness of such registration statement, including the current status of any related prospectus, for so long as the Company Assumed Awards remain outstanding.

(g) At or prior to the Closing, the parties hereto shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 2.06. At least 15 days prior to providing to any employee any award amendments or similar governing documents implementing the treatment of the employee’s award in accordance with the provisions above, the Company shall provide the form of such documents to Parent and provide Parent a reasonable opportunity to consult with the Company with respect to such documentation.

Section 2.07. Parent Equity Awards.

(a) At or immediately prior to the Closing, each Parent Stock Option that is outstanding as of immediately prior to the Closing, whether or not vested or exercisable, shall by virtue of the Mergers, be assumed by HoldCo and converted into an award of options to acquire, on the same terms and conditions as were applicable to such Parent Stock Option as of immediately prior to the Closing, a number of HoldCo Shares equal to the number of shares of Parent Stock subject to such Parent Stock Option as of immediately prior to the Effective Time, at an exercise price per HoldCo Shares equal to the exercise price per share of such Parent Stock Option (each, a “Parent Assumed Option Award”).

(b) At or immediately prior to the Closing, each share of Parent Stock that is subject to a Parent Restricted Stock Award that is outstanding as of immediately prior to the Closing shall be converted into 1

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HoldCo Share in accordance with Section 2.01 (each, a “Parent Converted Restricted Stock Award”); provided, however, that any vesting conditions and restrictions on such Parent Converted Restricted Stock shall continue in full force and effect following such conversion.

(c) At or immediately prior to the Closing, each award of restricted or performance restricted stock units with respect to Parent Stock (each, a “Parent SU”) that is outstanding as of immediately prior to the Closing shall, by virtue of the Mergers, be converted into, at Parent’s election, (i) an award of performance-contingent restricted stock units with respect to a number of HoldCo Shares equal to the number of shares of Parent Stock subject to such Parent SU as of immediately prior to Closing or (ii) an award of restricted stock units that is subject solely to time-based vesting with respect to a number of HoldCo Shares equal to the target number of shares of Parent Stock subject to such Parent SU immediately prior to the Closing (in each case, a “Parent Converted SU”). Any vesting conditions and restrictions in effect in respect of such Parent SU (other than performance-based vesting conditions if such conditions no longer apply) shall continue in full force and effect in respect of such Parent Converted SU and the other provisions of such Parent SU shall otherwise remain unchanged as a result of the conversion of such Parent SU into such Parent Converted SU; provided, however, that: (1) each Parent Converted SU award shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, issuance of bonus shares, reverse stock split, consolidation of shares reclassification, recapitalization or other similar transaction with respect to HoldCo Shares subsequent to the Closing; (2) HoldCo’s board of directors or any committee thereof shall succeed to the authority and responsibility of the board of directors of the Company or any committee thereof with respect to each Parent Converted SU award; (3) to the extent that any Parent Converted SUs continue to have performance-vesting conditions following the Closing, HoldCo’s board of directors may adjust such performance-vesting conditions to reflect the Mergers; and (4) each Parent Converted SU award shall be subject to administrative procedures consistent with those in effect under the applicable equity incentive plan.

(d) Prior to the Closing, HoldCo shall take all corporate action necessary to (i) reserve for issuance a sufficient number of HoldCo Shares for issuance with respect to the Parent Assumed Awards and (ii) cause the registration of HoldCo Shares issuable with respect to the Parent Assumed Awards to become effective as part of a registration statement on Form F-8, Form F-4 or Form F-3 as the case may be, or any successor or other appropriate forms, and, thereafter, HoldCo shall deliver to holders of Parent Assumed Awards any applicable prospectus and shall maintain the effectiveness of such registration statement, including the current statuss of any related prospectus, for so long as the Parent Assumed Awards remain outstanding.

(e) At or prior to the Closing, the parties hereto shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 2.07. At least 15 days prior to providing to any employee any award amendments or similar governing documents implementing the treatment of the employee’s award in accordance with the provisions above, Parent shall provide the form of such documents to the Company and provide the Company a reasonable opportunity to consult with Parent with respect to such documentation.

Section 2.08. Adjustments. Without limiting or affecting any of the provisions of Sections 6.01 or 7.01, if, during the period between the date of this Agreement and the Closing, any change in the outstanding shares of capital stock (or American Depositary Shares, as the case may be) of the Company or any of the Parent Entities shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, subdivision or other similar transaction (including, for the avoidance of doubt, the Profit Capitalization (as such term is defined in the Parent Disclosure Letter)), or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of options outstanding as of the date hereof to purchase shares of Company Common Stock granted under the Company’s stock option or compensation plans or arrangements, the Exchange Ratio, the Merger Consideration and any other amounts payable pursuant to this Agreement or similarly dependent items, as the case may be, shall be appropriately and equitably adjusted to eliminate the effect of such event and provide the holders of Company Stock the same treatment as contemplated by this Agreement immediately prior to such event.

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Section 2.09. Withholding Rights.

(a) Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, HoldCo, the Company, the Surviving Corporation and Parent, and any of their respective Affiliates, shall be entitled to deduct and withhold from the consideration or any payment otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Applicable Law, including U.S. federal, state, local or non-U.S. Tax law. To the extent such amounts are so deducted or withheld and are paid over to the applicable Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

(b) Other than for income Tax withholding with respect to payments made in respect of Section 2.06, Section 2.09(d) or Section 7.06, if the Exchange Agent, HoldCo, the Company, the Surviving Corporation or Parent, or any of their respective Affiliates, as the case may be, determines that any deduction or withholding is required in respect of any payment to be made pursuant to this Agreement, the applicable withholding party shall use commercially reasonable efforts to provide to the Person in respect of whom such withholding or deduction shall otherwise be made, at least ten Business Days prior to the date of payment, written notice of the authority, basis and method of calculation for and the amount of the proposed withholding or deduction, and shall cooperate with any reasonable request from the Person on behalf of whom such deduction or withholding is proposed to be made to obtain reduction or relief therefrom.

(c) Notwithstanding the provisions set forth in Section 2.09(a) none of the Exchange Agent, HoldCo, the Company, the Surviving Corporation, Parent, or any of their respective Affiliates shall be permitted to deduct and withhold any amounts in respect of payment of the Preferred Stock Consideration to a holder of Company Preferred Stock provided that the applicable holder of Company Preferred Stock provides an executed affidavit prepared in accordance with Treasury Regulations Section 1.1445-2(b)(2) certifying such holder’s U.S. status.

(d) To the extent required by Applicable Law, HoldCo shall withhold from any non-Brazilian holder of Parent Stock any capital gain Tax triggered in the Restructuring Merger of Shares. To the extent necessary, HoldCo shall use reasonable efforts to engage in discussions with any non-Brazilian holder of Parent Stock to ensure (x) any capital gains Tax paid by HoldCo on behalf of such holder is minimized at the HoldCo level and (y) any potential costs to HoldCo are mitigated.

Section 2.10. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by HoldCo, the posting by such Person of a bond, in such reasonable amount HoldCo may direct, as indemnity against any claim that may be made against them with respect to such Certificate, the Exchange Agent or HoldCo, as applicable, will issue or pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3

ORGANIZATIONAL DOCUMENTS; CERTAIN GOVERNANCE MATTERS

Section 3.01. Certificate of Incorporation. Upon consummation of the First Merger, the certificate of incorporation of the Company in effect at the First Effective Time shall be amended and restated in its entirety at the First Effective Time to be identical to the certificate of incorporation of Merger Sub II in effect immediately prior to the First Effective Time, except that all references therein to Merger Sub II shall be amended pursuant to the certificate of merger and shall become references to the Surviving Corporation and the provisions of the certificate of incorporation of Merger Sub II relating to the incorporator of Merger Sub II shall be omitted, until thereafter amended in accordance with Applicable Law.

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Section 3.02. Bylaws.

(a) Upon consummation of the First Merger, the bylaws of Merger Sub II in effect at the First Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law, except that all references therein to Merger Sub II shall become references to the Surviving Corporation.

(b) Upon consummation of the Second Merger, the bylaws of HoldCo in effect at the Second Effective Time shall be as set forth in Exhibit 3.02 and shall be the bylaws of HoldCo from and after the Second Effective Time until amended in accordance with Applicable Law.

Section 3.03. Directors and Officers.

(a) From and after the First Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Sub I at the First Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Merger Sub I at the First Effective Time shall be the officers of the Surviving Corporation, in each case unless otherwise mutually agreed in writing by Parent and the Company.

(b) The directors and officers of HoldCo at the Second Effective Time shall be comprised of (i) the directors and officers of HoldCo at the Second Effective Time and (ii) the three directors mutually agreed by the Company and Parent (or, after the consummation of the Parent Restructuring, HoldCo) pursuant to Section 7.10, in each case until their successors are duly elected or appointed and qualified in accordance with Applicable Law.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except (x) as disclosed in any of the Company Filings or (y) as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and HoldCo as of the date of this Agreement and as of the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date), that:

Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New York. The Company has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those powers, licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement.

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s shareholders in connection with the consummation of the Mergers, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of two-thirds of the outstanding shares of Company Common Stock and the Company Preferred Stock, voting together as a single class on an as-converted basis, is the only

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vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the First Merger (the “Company Shareholder Approval”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject, as to enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held on or prior to the date hereof, the Company’s board of directors has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s shareholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, (iii) directed that the approval of the Mergers and adoption of this Agreement be submitted to a vote at a meeting of the Company’s shareholders and (iv) recommended approval of the Mergers and adoption of this Agreement by the shareholders of the Company (such recommendation, the “Company Board Recommendation”). Except as permitted by Section 6.03, the Company’s board of directors has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the First Merger with the Department of State of New York and the filing of a certificate of merger with the Delaware Secretary of State, (b) with respect to the Second Merger, the required registration with the Board of Trade of the State of São Paulo and companies register and the filing of a certificate of merger with the Delaware Secretary of State, (c) the filings, consents, approvals, authorizations, clearances or other actions under any Competition Laws applicable to the Mergers and the expiration or termination of any applicable waiting periods thereunder (the “Required Competition Approvals”), (d) the filing with the SEC of the Form F-4 and the Joint Proxy Statement/Prospectus contained therein and any amendments or supplements thereto, and other filings required under, and compliance with any applicable requirements of, the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws, (e) compliance with any applicable requirements of the NYSE, and (f) any other actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Required Competition Approval is set forth in Section 4.03 of the Company Disclosure Letter.

Section 4.04. Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (b) assuming that the consents, approvals and filings referred to in Section 4.03 are obtained and made, as applicable, and receipt of the Company Shareholder Approval, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming that the consents, approvals and filings referred to in Section 4.03 are obtained and made, as applicable, and receipt of the Company Shareholder Approval, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Contract binding upon the Company or any of its Subsidiaries or any Company Permit or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of (x) 1,500,000,000 shares of Company Common Stock and (y) 25,000,000 shares of Company Preferred Stock. As of the close of business on May 20, 2019 (the “Capitalization Date”), (i) 662,424,230 shares of Company Common Stock (including 212,558,344 shares of Company Common Stock held in treasury accounts, 7,313,506 shares of

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Company Common Stock held by Avon International Operations, Inc. and Company Restricted Stock) were issued and outstanding, (ii) 435,000 shares of Company Series C Preferred Stock were issued and outstanding (and 100,000,000 shares of Company Common Stock were reserved and held in treasury for issuance in connection with a conversion of such outstanding Company Series C Preferred Stock), (iii) no shares of Company Series D Preferred Stock were issued and outstanding, (iv) no shares of Company Series B Junior Participating Preferred Stock were issued and outstanding, (v) 19,444,836 shares of Company Common Stock were subject to outstanding Company Stock Options (of which Company Stock Options to purchase an aggregate of 9,529,669 shares of Company Common Stock were exercisable), (vi) 496,969 shares of Company Common Stock were subject to outstanding Company SARs (of which 170,381 were exercisable), (vii) 8,003,358 shares of Company Common Stock were subject to outstanding Company RSUs, and (viii) 6,834,403 shares of Company Common Stock were subject to outstanding Company PSUs (assuming the target level of attainment of the applicable performance conditions). All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any employee stock option or other equity compensation plan or arrangement will, in each case, be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. As of the date hereof, the Stated Value (as defined in the certificate of incorporation of the Company) with respect to each share of Company Series C Preferred Stock equals $1,174.01 per share.

(b) There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. Except as set forth in Section 4.05(a) and for changes since the Capitalization Date resulting from (x) the exercise of Company Stock Options and Company SARs outstanding on such date or issued after such date and (y) the settlement of Company RSUs and Company PSUs outstanding on such date or issued after such date, as of the Capitalization Date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of, or other ownership interests in, the Company (including restricted shares), (ii) securities of the Company (including performance shares or units) convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, the Company (other than the Company Preferred Stock), (iii) warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any shares of capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, the Company (other than the Company Preferred Stock) or (iv) stock appreciation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or voting securities of, or other ownership interests in, the Company, in each case that are issued by the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Equity Securities”). As of the date hereof, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Equity Securities. Neither the Company nor any of its Subsidiaries is a party to any agreement with respect to the voting of any Company Equity Securities or the distribution of any dividends by the Company or any of its Subsidiaries.

(c) No Subsidiary or controlled Affiliate of the Company owns any Company Equity Securities.

Section 4.06. Subsidiaries. (a) Except as would not be material to the Company and its Subsidiaries, taken as a whole, each Subsidiary of the Company has been duly organized and is validly existing under the laws of its jurisdiction of organization in all material respects. Each Subsidiary of the Company is, where applicable, in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for where the failure to be so qualified or in good standing, or those licenses, authorizations, permits, consents and approvals the absence of which, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the

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aggregate, a Company Material Adverse Effect. All Subsidiaries of the Company as of December 31, 2018 and their respective jurisdictions of organization are identified in the Company’s annual report on Form 10-K for the year ended December 31, 2018.

(b) All of the outstanding capital stock or other voting securities of, or other ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Lien (other than Liens arising under applicable securities Laws or under clause (iii), (iv) or (v) of the definition of Permitted Liens). As of the date of this Agreement, there are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or other ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of, or other ownership interests in, or any securities convertible into, or exchangeable for, any shares of capital stock or other voting securities of, or other ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of, or other ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”), other than Company Subsidiary Securities directly or indirectly owned by the Company or any of its wholly-owned Subsidiaries. As of the date of this Agreement, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire (i) any Company Subsidiary Securities or (ii) any equity interests or securities of any other Person. As of the date of this Agreement, except for the capital stock or other voting securities of, or other ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or other ownership interests in, any Person.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company and its Subsidiaries have filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company since December 31, 2015 (collectively, together with any exhibits and schedules thereto and other information incorporated by reference therein, the “Company Filings”). No Subsidiary of the Company is required to file any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.

(b) As of its filing date (and as of the date of any amendment), each Company Filing complied, and each Company Filing filed subsequent to the date hereof will comply as to form in all material respects with the applicable requirements of the NYSE, the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company Filing filed pursuant to the 1934 Act did not, and each Company Filing filed pursuant to the 1934 Act subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d) Each Company Filing that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment or supplement became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e) The Company is, and since January 1, 2016 has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

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(f) The Company has established and maintained since January 1, 2016, and continues to maintain disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to timely report to the Company’s principal executive officer and principal financial officer material information required to be included in the Company’s periodic and current reports required under the 1934 Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(g) The Company has established and maintained since January 1, 2016, and continues to maintain a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s consolidated financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls over financial reporting. The Company has made available to Parent prior to the date of this Agreement copies of the Company’s management representation letters to the Company’s auditors since January 1, 2016.

(h) Since January 1, 2016, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings, to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act and were not.

Section 4.08. Financial Statements. (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company Filings fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements).

(a) From January 1, 2016 to the date of this Agreement, the Company has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are the subject of any material review, inquiry, investigation or challenge by the SEC or any other Governmental Authority.

Section 4.09. Disclosure Documents. (a) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) HoldCo’s registration statement on Form F-4 to effect the registration under the Securities Act of the HoldCo Shares that will be issued to holders of Company Common Stock pursuant to this Agreement (the “Form F-4”), the Form F-6 or the Form 8-A will, at the time each such registration statement is filed with the SEC and at the time it becomes effective under the 1933 Act or the 1934 Act, as applicable, and (ii) the proxy statement relating to the meeting of the Company’s shareholders to be held in connection with the transactions contemplated by this Agreement (the “Joint Proxy Statement/Prospectus”) will, at the date the Joint Proxy Statement/Prospectus is mailed to shareholders of the Company or at the time of the meetings of shareholders of the Company to be held in connection with the transactions contemplated by this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The portions of the Form F-4, the Joint Proxy Statement/Prospectus, the Form F-6 and the Form 8-A supplied by the Company will comply as to form in all material respects with the provisions of the 1993 Act and the 1934 Act and the rules and regulations thereunder. The representations and warranties contained in this Section 4.09(a) will not apply to statements or omissions included or incorporated by

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reference in the Form F-4, the Joint Proxy Statement/Prospectus, the Form F-6 or the Form 8-A based upon information supplied by any of the Parent Entities or any of their Representatives expressly for inclusion therein, as applicable.

(b) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in any and all required materials to be filed with a Governmental Authority in connection with the Parent Restructuring or the Mergers, and the registration of HoldCo with the CVM (the “Parent Disclosures and Filings”) will, at the time of such disclosure contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The representations and warranties contained in this Section 4.09(b) will not apply to statements or omissions included or incorporated by reference in the Parent Disclosures and Filings based upon information supplied by any of the Parent Entities or any of their Representatives expressly for inclusion therein.

Section 4.10. Absence of Certain Changes. (a) Since the Company Balance Sheet Date, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practice in all material respects and (ii) there has not been any event, occurrence, development, change or state of circumstances or facts that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Closing without Parent’s consent, would constitute a breach of any provision under clauses (d), (g), (l), (m), (n), (o) of Section 6.01 (but, in the case of clause (o), excluding any restructuring or recapitalization of any of the Company’s Subsidiaries) or under clause (p) of Section 6.01 with respect to each of the foregoing.

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (a) disclosed and provided for in the Company Balance Sheet or in the notes thereto, (b) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (c) incurred in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet and (d) arising out of this Agreement or incurred in connection with the transactions contemplated hereby.

Section 4.12. Compliance with Applicable Law. (a) The businesses of each of the Company and each of its Subsidiaries are conducted, and since January 1, 2016, have been conducted in compliance with all Applicable Laws, except for failures to comply that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. No investigations by any Governmental Authority are pending, or, to the Knowledge of the Company, threatened, nor has any Governmental Authority given notice to the Company, with respect to any violation of Applicable Law, except for investigations or violations that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. There is no Order outstanding against the Company or any of its Subsidiaries that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or that in any manner seeks to prevent, enjoin, alter or materially delay the Mergers or any of the other transactions contemplated hereby.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries hold all governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries as presently conducted (the “Company Permits”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with the terms of the Company Permits and there has occurred

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no violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination or cancellation of, with or without notice or lapse of time or both, any Company Permit.

(c) Since January 1, 2016, none of the Company, any of its Subsidiaries or Affiliates or any of their respective directors, officers, employees or, to the Knowledge of the Company, any agent or representative, of the Company or any of its Subsidiaries or Affiliates, has, in the course of his, her or its actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee; (iii) violated any provision of any Anti-Bribery Law; or (iv) directly or indirectly made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee. Since January 1, 2016, neither the Company nor any of its Subsidiaries has received any communication from any Governmental Authority that alleges that the Company or any of its Subsidiaries, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Bribery Laws. Since January 1, 2016, the Company and its Subsidiaries and its Affiliates have conducted their businesses in compliance with Anti-Bribery Laws and have instituted and maintain policies and procedures designed to promote and achieve compliance with such laws and the matters referred to in this Section 4.12(c).

(d) The Company and each of its Subsidiaries is and since January 1, 2016, has been in compliance in all material respects with, and has not been penalized for, or under investigation by a Governmental Authority with respect to, and, to the Knowledge of the Company, has not been threatened to be charged with or given notice of any violation of, any relevant Applicable Laws related to export control or laws related to sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the European Union or any other relevant sanctions authority (collectively, “Sanctions”). Since January 1, 2016, the Company and its Subsidiaries and its Affiliates have conducted their respective businesses in compliance with Sanctions laws and have instituted and maintain policies and procedures designed to promote and achieve compliance with such laws and the matters referred to in this Section 4.12(d).

Section 4.13. Litigation. There is no action, suit, investigation or proceeding pending against, or, to the Knowledge of the Company, threatened against or affecting, the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries may be liable, before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator, that, if determined or resolved adversely to the Company, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.14. Properties. (a) Section 4.14(a) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of all real property owned by the Company and its Subsidiaries (the “Company Owned Real Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its applicable Subsidiaries have good and valid fee simple title (or its jurisdictional equivalent) to all Company Owned Real Property, free and clear of all Liens other than Permitted Liens. There are no outstanding options or rights of first refusal in favor of any Person to purchase or lease the Company Owned Real Property and no leases or possessory interests have been granted to any Person with respect to the Company Owned Real Property.

(b) Section 4.14(b) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of each material real property that the Company or any of its Subsidiaries leases, subleases or licenses as tenant, subtenant or licensee (the “Company Leased Real Property”, together with the Company Owned Real Property, the “Company Real Property”, and any lease, sublease or license (including all modifications, extensions, amendments or supplements thereto) with respect to any Company Leased Real Property, a “Company Lease” and collectively, the “Company Leases”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its applicable

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Subsidiaries have valid leasehold or license (or its jurisdictional equivalent) interests in all Company Leased Real Property, free and clear of all Liens other than Permitted Liens. Neither the Company nor any of its Subsidiaries is a sublessor or grantor under any sublease or other instrument granting another Person any right to the possession, use or occupancy of any Company Leased Real Property. Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Lease is in full force and effect, and is a valid and binding Contract of the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as applicable, and, to the Knowledge of the Company, each other party thereto, in accordance with its terms, and (ii) neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any other party to a Company Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of, such Company Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Company Lease, nor has the Company or any of its Subsidiaries delivered notice to any other party to a Company Lease that such other party has breached, violated or defaulted under any Company Lease that remains uncured as of the date hereof.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Real Property and any plants, buildings, structures and equipment thereon owned or leased by the Company and its Subsidiaries are in good operating condition and repair and have been maintained consistent with standards generally followed in the industry (given due account to the age and length of use of same, ordinary wear and tear excepted), are adequate and suitable for their present use.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, the material machinery, equipment, furniture, fixtures and other tangible material personal property and assets used by the Company or any of its Subsidiaries.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no actions pending nor, to the Knowledge of the Company, threatened against or affecting the Company Owned Real Property or any portion thereof or interest therein in the nature of condemnation or eminent domain proceedings.

Section 4.15. Intellectual Property. (a) Section 4.15(a) of the Company Disclosure Letter contains a true and complete list of all material registrations and applications for registration of any Intellectual Property Rights owned by the Company or any of its Subsidiaries.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all of the material Intellectual Property Rights owned or purported to be owned by the Company or its Subsidiaries (including those Intellectual Property Rights set forth in Section 4.15(a) of the Company Disclosure Letter); (ii) the Company and each of its Subsidiaries owns, or has a valid license to use (in each case, free and clear of any Liens (other than Permitted Liens)), all material Intellectual Property Rights used in or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted; (iii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property Rights of any Person; (iv) to the Knowledge of the Company, no Person has challenged, infringed, misappropriated or otherwise violated any Intellectual Property Right owned by and/or exclusively licensed to the Company or any of its Subsidiaries; (v) neither the Company nor any of its Subsidiaries has received any written notice, charge, complaint, claim or demand, and there is no pending or, to the Knowledge of the Company, threatened in writing, claim, action, suit, order or proceeding (A) with respect to any Intellectual Property Right owned or used by the Company or any of its Subsidiaries, challenging the validity, ownership or enforceability of any such Intellectual Property Right or (B) alleging that the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates any

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Intellectual Property Rights of any Person; (vi) the execution and delivery of this Agreement by the Company or the public announcement or consummation by the Company of this Agreement, the Mergers and the other transactions contemplated hereby will not alter, encumber, impair or extinguish any of the Company’s or any of its Subsidiaries’ rights to any Intellectual Property Right material to the Company or any of its Subsidiaries; (vii) the owned Intellectual Property Rights of the Company and its Subsidiaries are subsisting and to the Knowledge of the Company, valid and in full force and effect; (viii) no material Intellectual Property Right of the Company or any of its Subsidiaries is subject to any outstanding Order restricting the use of such Intellectual Property Rights; (ix) the Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all material Trade Secrets (whose value to the Company or any of its Subsidiaries derives from such Trade Secret being confidential) owned, used or held for use by the Company or any of its Subsidiaries and no such Trade Secrets have been disclosed other than to employees, representatives and agents of the Company or any of its Subsidiaries all of whom are bound by written confidentiality agreements; (x) the IT Assets of the Company and its Subsidiaries operate and perform in all material respects in a manner that permits the Company and its Subsidiaries to conduct the business of the Company and its Subsidiaries as currently conducted and to the Knowledge of the Company, no Person has gained unauthorized access to the IT Assets; and (xi) the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries maintain policies and procedures regarding data security and privacy that are in compliance with all applicable Privacy and Information Security Requirements. To the Knowledge of the Company, the collection, use, storage, processing and dissemination by the Company and its Subsidiaries of any and all Personal Data is and, since January 1, 2016, has been in material compliance with all Privacy and Information Security Requirements and the Company and its Subsidiaries have not received any notice of any actual or alleged suit, investigation or other claim alleging violation thereof. To the Knowledge of the Company, there has been no security violation, unintentional destruction, unauthorized access, loss, alteration, exfiltration, disclosure of or disablement or other breach, in each case of a material nature, of or related to any Personal Data processed by or on behalf of the Company or any of its Subsidiaries.

Section 4.16. Taxes. (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are true and complete in all material respects.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) all material Taxes due and payable, whether or not shown as due on any Tax Return, or, where payment of a material Tax is not yet due, has established (or has had established on its behalf) in accordance with GAAP an adequate accrual for such material Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c) There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Knowledge of the Company, threatened in writing by a Taxing Authority against or with respect to the Company or any of its Subsidiaries in respect of any material Tax or material Tax asset.

(d) Any deficiency resulting from any audit or examination by any Taxing Authority has been timely paid and there is no material deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any material Taxes due and owing by the Company or any of its Subsidiaries.

(e) During the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction governed or intended to be governed by Section 355 of the Code.

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(f) The Company and each of its Subsidiaries has properly withheld, and timely paid over to the appropriate Taxing Authority, all material Taxes that it was required under Applicable Law to withhold from any payment (including any dividend or interest payment) to any employee, independent contractor, creditor, shareholder, vendor or other Person.

(g) Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4 or any similar provision of non-U.S. law.

(h) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement (i) between or among the Company and/or any of its Subsidiaries or (ii) not primarily related to Taxes and entered into in the ordinary course of business).

(i) As of the date hereof, neither the Company nor any of its Subsidiaries has executed (or had executed on its behalf) any outstanding waivers or extensions regarding the application of the statute of limitations with respect to any material Taxes or material Tax Returns.

(j) There are no liens for material Taxes upon any assets of the Company or any of its Subsidiaries (other than Permitted Liens).

(k) No jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return has made a claim in writing that the Company or any of its Subsidiaries is required to file a Tax Return for such jurisdiction.

(l) Neither the Company nor any of its Subsidiaries has (i) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or non-U.S. law that is currently in effect; (ii) extended the time within which to file any Tax Return (other than an automatic extension not requiring the consent of any Taxing Authority), which Tax Return has since not been filed; or (iii) granted to any person any power of attorney that is currently in force with respect to any Tax matter.

(m) All related party transactions involving the Company or any of its Subsidiaries are at arm’s length in material compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provision of any Applicable Law. Each of the Company and its Subsidiaries has maintained the necessary documentation (including any applicable transfer pricing studies) in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder and any comparable provision of any Applicable Law.

(n) The Company and each of its Subsidiaries have conducted all aspects of their business in accordance in all material respects with the terms and conditions of all Tax rulings and Tax concessions that were provided by any relevant Taxing Authority.

(o) The outstanding shares of capital stock of the Company are not registered in a register kept in the United Kingdom.

(p) Neither the Company nor any of its Subsidiaries (i) is or has been a member of an affiliated, consolidated, combined or unitary group (other than one of which the Company or any of its Subsidiaries was the common parent) or (ii) has any liability for any Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) or as a transferee or successor, other than any liability for a member of the group of which the Company or any of its Subsidiaries is or was the common parent.

(q) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a

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result of any (i) closing agreement or settlement with a Taxing Authority executed before the Closing, (ii) prepaid amounts or advanced billings received on or before the Closing, (iii) installment sale or open transaction disposition made on or before the Closing, (iv) election pursuant to Section 108(i) of the Code made on or before the Closing or (v) change in method of accounting pursuant to Section 481 of the Code (or any analogous provision of state, local or non-U.S. law) relating to an item reported for a Pre-Closing Tax Period.

(r) Any material fee, assessment or other charge based on escheat, abandoned or unclaimed property laws has been remitted to the appropriate Governmental Authority.

(s) None of the Company’s Subsidiaries has participated in or cooperated with, or has agreed to participate in or cooperate with, an international boycott within the meaning of Section 999 of the Code.

(t) Neither the Company nor any of its Subsidiaries (i) has knowledge of any facts or has taken or intends to take any action that would reasonably be expected to prevent the Transaction from qualifying for the Intended U.S. Tax Treatment or (ii) has failed to take or intends to fail to take any action the omission of which would reasonably be expected to jeopardize the Transaction from qualifying for the Intended U.S. Tax Treatment.

Section 4.17. Employees and Employee Benefit Plans. (a) Section 4.17(a) of the Company Disclosure Letter contains a correct and complete list identifying each material Company Employee Plan and specifies whether such plan is a US Company Employee Plan or an International Company Employee Plan. For each material Company Employee Plan, the Company has made available to Parent a copy of such plan (or a description, if such plan is not written) and all amendments thereto and (i) if such plan is a US Company Employee Plan (as applicable), (A) all trust agreements, insurance contracts or other funding arrangements and amendments thereto, (B) the current prospectus or summary plan description and all summaries of material modifications, (C) the most recent favorable determination or opinion letter from the IRS, (D) the most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto and (E) the most recently prepared actuarial report and financial statements and (ii) if such plan is an International Company Employee Plan, documents that are substantially comparable (taking into account differences in Applicable Law and practices) to the documents required to be provided in the foregoing clause (i).

(b) No Key Employee has indicated in writing to the Company or any of its Subsidiaries that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one year after the Closing Date.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, any material liability, with respect to any Company Employee Plan covered by Subtitle B, Part 4 of Title I of ERISA or Section 4975 of the Code, no non-exempt prohibited transaction has occurred that has caused or would reasonably be expected to cause the Company or any of its Subsidiaries to incur any liability under ERISA or the Code.

(d) No Company Employee Plan that is a Title IV Plan is in “at-risk status” (within the meaning of Section 303(i)(4) of ERISA) and, to the Knowledge of the Company, no condition exists that could reasonably be expected to constitute grounds for termination of any such Title IV Plan by the PBGC. Except as would not reasonably be expected to have, individually or in the aggregate, any material liability, since January 1, 2013, none of the following events has occurred in connection with any Company Employee Plan that is a Title IV Plan: (i) a “reportable event,” within the meaning of Section 4043 of ERISA, other than any such event for which the 30-day notice period has been waived by the PBGC, (ii) any event described in Section 4062 or 4063 of ERISA, or (iii) the receipt of any communication or inquiry from the PBGC which could reasonably be expected to result in a process in which additional plan funding measures or guaranties would be required in excess of minimum contributions required under the Code. Neither the Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) has (i) engaged in any transaction described in Section 4069 or 4212(c) of ERISA

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or (ii) incurred, or reasonably expects to incur, any liability under (x) Title IV of ERISA arising in connection with the termination of any plan covered or previously covered by Title IV of ERISA or (y) Section 4971 of the Code. None of the assets of the Company and its Subsidiaries are now, nor are they reasonably expected to be, subject to any lien imposed under Section 303(k) of ERISA or Section 430(k) of the Code by reason of a failure of the Company or any of its ERISA Affiliates (or any predecessor of any such entity) to make timely installments or other payments required under Section 412 of the Code.

(e) Neither the Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) contributes to (or has any obligation to contribute to), or has in the past six years contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to, any Multiemployer Plan.

(f) Each US Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the IRS, and no circumstances exist that would reasonably be expected to result in any such determination letter being revoked or not being issued. Each trust created under any such US Company Employee Plan is exempt from Tax under Section 501(a) of the Code. Each US Company Employee Plan has been maintained in compliance in all material respects with its terms and with the requirements of Applicable Law, including ERISA and the Code. No events have occurred with respect to any Employee Plan that could reasonably be expected to result in payment or assessment by or against the Company of any material amount of excise taxes under ERISA or the Code.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all contributions, premiums and payments that are due have been made for each Company Employee Plan within the time periods prescribed by the terms of such plan and Applicable Law, and all contributions, premiums and payments for any period ending on or before the Closing Date that are not due are properly accrued to the extent required to be accrued under applicable accounting principles.

(h) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) will (i) entitle any current or former Company Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) enhance any benefits or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Company Employee Plan or otherwise, or (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after Closing, HoldCo or any of its Subsidiaries, to merge, amend or terminate any Company Employee Plan. There is no contract, plan or arrangement (written or otherwise) covering any current or former Company Service Provider that, individually or collectively, (x) would entitle such Company Service Provider to any tax gross-up or similar payment from the Company or any of its Subsidiaries (y) could give rise to the payment of any amount that would not be deductible due to the application of Section 280G or 162(m) of the Code, except, in the case of clause (y), as would not reasonably be expected to have, individually or in the aggregate, any material liability.

(i) Neither the Company nor any of its Subsidiaries has any material current or projected liability for, and no Company Employee Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Company Service Provider (other than coverage (x) mandated by Applicable Law, including COBRA or (y) where the cost of coverage is borne solely by the Company Service Provider).

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no action, suit, investigation, audit, proceeding or claim (or any basis therefore) (other than routine claims for benefits) pending against or involving, or, to the Knowledge of the Company, threatened against or involving any Company Employee Plan before any arbitrator or any Governmental

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Authority, including the IRS or the Department of Labor. The Company and its Subsidiaries are, and have been since January 1, 2016, in compliance in all material respects with all (i) Applicable Laws with respect to labor relations, employment and employment practices, including those relating to labor management relations, wages, hours, overtime, employee and independent contractor (or equivalent) classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes (collectively, “Employment Laws”) and (ii) Collective Bargaining Agreements, Contracts with current or former Company Service Providers and Contracts with Governmental Authorities (collectively, “Company Employment Contracts”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no, and since January 1, 2016, there has not been any, action, suit, investigation or proceeding pending against, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before or by any Governmental Authority or arbitrator, including the Equal Employment Opportunity Commission or any similar state, local or foreign agency, with respect to any Employment Laws or Company Employment Contracts. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has been notified of any administrative procedure, including any audit or infraction notice, before the Secretariat of Labor of the Ministry of Economy (Secretaria do Trabalho do Ministério da Economia) or any administrative procedure, term of adjustment of conduct (termo de ajuste de conduta or termo de compromisso — TAC), civil action filed by the Public Prosecutor Office of Labor Affairs (Ministério Público do Trabalho).

(k) Neither the Company nor any of its Subsidiaries has any material liability with respect to misclassification of any person as an independent contractor (or equivalent) rather than as an employee. There is no, and since January 1, 2016, there has not been any material, action, suit, investigation or proceeding pending against, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries by, on behalf of or with respect to any independent contractor (or equivalent) regarding misclassification or relating to compensation, benefits, entitlements, legal rights or protections under any Applicable Laws covering such individuals.

(l) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each International Company Employee Plan (i) has been maintained in compliance in all respects with its terms and Applicable Law, (ii) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles. From and after the Closing Date, HoldCo and its Affiliates will receive the full benefit of any funds, accruals and reserves under the International Company Employee Plans. No International Company Employee Plan is a defined benefit pension plan.

(m) Neither the Company nor any of its Subsidiaries is or since January 1, 2016, has been party to or subject to, or is currently negotiating in connection with entering into, any Collective Bargaining Agreement. To the Knowledge of the Company, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any Company Service Provider. There is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving Company Service Providers. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or, to the Knowledge of the Company, to consummate any of the transactions contemplated hereby.

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(n) The Company and each of its Subsidiaries is, and has been since January 1, 2016, in material compliance with WARN and has no material liabilities or other obligations thereunder. Neither the Company nor any of its Subsidiaries has taken any action that would reasonably be expected to cause HoldCo or any of its Affiliates to have any material liability or other material obligation following the Closing Date under WARN.

(o) Section 4.17(o) of the Company Disclosure Letter contains a true and complete list of all outstanding Company Stock Options, Company SARs, Company RSUs, Company PSUs and Company Restricted Stock, including with respect to each such award, as applicable, the holder, date of grant, exercise price, vesting schedule, expiration date and number of shares of Company Common Stock subject thereto.

Section 4.18. Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) no unresolved notice, notification, demand, request for information, citation, summons or Order has been received, no unresolved complaint has been filed, no unresolved penalty has been assessed, and no investigation, action, claim, suit, proceeding or review is pending or, to the Knowledge of the Company, is threatened by any Person relating to the Company or any of its Subsidiaries and relating to or arising under any Environmental Law; (ii) neither the Company nor any of its Subsidiaries, since January 1, 2016, has been notified of any administrative procedure, including any audit or infraction notice or any administrative procedure, term of adjustment of conduct (termo de ajuste de conduta or termo de compromisso — TAC), or civil action filed relating to or arising under any Environmental Law; (iii) the Company and its Subsidiaries are and since January 1, 2016, have been in compliance with all Environmental Laws and all Environmental Permits required for their respective business conducted currently or at any time since January 1, 2016; and (iv) there has been no release, spill, discharge or disposal of, or exposure to, any Hazardous Substance that has resulted in, or would reasonably be expected to result in, liabilities or obligations of the Company, any of its Subsidiaries or any of their respective legal predecessors relating to or arising under any Environmental Law.

Section 4.19. Product Liability; Ingredients; Product Testing. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2016, (i) all Products of the Company or its Subsidiaries have been labeled, promoted, distributed, manufactured, sold and/or marketed in compliance with all requirements under Applicable Law and (ii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has committed any act or failed to commit any act that would reasonably be expected to result in, and there has been no occurrence that would reasonably be expected to give rise to or form the basis of, any product liability or product defect.

(b) Since January 1, 2016, the Company has not received any written notice in connection with any Products of the Company or its Subsidiaries of any claim or allegation against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries been a party or subject to any action, suit or proceeding pending against, or, to the Knowledge of the Company, any action, suit, investigation or proceeding threatened against or affecting, the Company or any of its Subsidiaries as a result of the manufacturing, storage, quality, packaging or labeling of any Product of the Company or its Subsidiaries sold or distributed by or on behalf of the Company or any of its Subsidiaries, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since January 1, 2016, neither the Company nor any of its Subsidiaries has been required by any Governmental Authority to make any recall or withdrawal of any Product, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 4.20. Material Contracts. (a) Neither the Company nor any of its Subsidiaries is a party to or bound by any of the following Contracts, other than Contracts solely among the Company and its wholly owned Subsidiaries, as of the date hereof:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

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(ii) any Contract with respect to a partnership, joint venture or other similar arrangement whereby the Company or any of its Subsidiaries holds an equity interest or similar participation interest;

(iii) any Contract that (A) limits in any material respect the freedom of the Company or any of its Affiliates to compete in any line of business or geographic region, or with any Person, or otherwise restricts in any material respect the research, development, manufacture, marketing, distribution or sale of any product or service by the Company or any of its Affiliates or (B) is reasonably likely to provide for revenues or expenses of $20 million annually or more and requires the Company and its Affiliates to work exclusively with any Person in any geographic region, or which could so limit the freedom or restrict the activities of HoldCo and its Affiliates after the Closing, in each case which Contract after the First Effective Time would be binding upon HoldCo or any of its Subsidiaries (other than the Company or any of its Subsidiaries);

(iv) (A) any Contract that contains “most favored nation” provisions for the benefit of the counterparty to such Contract which is reasonably likely to provide for revenues or expenses of $20 million annually or more or (B) any Contract that grants any right of first refusal, right of first offer, put, call or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any person or assets at a purchase price, in each case which would reasonably be expected to exceed, or the fair market value of the equity interests or assets of which would be reasonably likely to exceed, $20 million;

(v) any Contract relating to indebtedness for borrowed money or any financial guarantee (whether incurred, assumed, guaranteed or secured by any asset), in each case in excess of $25 million, other than (A) Contracts solely among the Company and its wholly owned Subsidiaries, (B) Contracts relating to financial guarantees in respect of Company Leases and (C) Contracts relating to working capital lines of credit incurred in the ordinary course of business;

(vi) any Contract relating to any loan or other extension of credit made by the Company or any of its Subsidiaries, in each case in excess of $15 million, other than (A) Contracts solely among the Company and its wholly owned Subsidiaries and (B) accounts receivable in the ordinary course of business of the Company and its Subsidiaries consistent with past practice;

(vii) any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which the Company or any of its Subsidiaries has continuing obligations (including “earn-outs” and indemnities) that would reasonably be expected to result in any material future obligations, liabilities or exposure to the Company or any of its Affiliates;

(viii) any Contract that contains (A) an exclusive license or other exclusive grant of rights by or to the Company or any of its Subsidiaries with respect to Intellectual Property Rights or (B) a license or other grant of rights to the Company or any of its Subsidiaries with respect to Intellectual Property Rights, in each case with an annual payment in excess of $15 million;

(ix) any Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the other sub-clauses of this Section 4.20(a) that (A) involves future expenditures or receipts by the Company or any of its Subsidiaries of more than $25 million in any one-year period and (B) cannot be terminated by the Company or its applicable Subsidiary(ies) on less than 60 days’ notice without material payment or penalty;

(x) any Contract between the Company or any of its Subsidiaries, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary) of the Company or any of its Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act), on the other hand, including any Contract pursuant to which the Company or any of its Subsidiaries has an obligation to indemnify such officer, director, Affiliate, associate or immediate family member, that was entered into other than on arms-length terms; or

(xi) any stockholders, investors rights, registration rights or similar agreement or arrangement.

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(b) The Company has made available to Parent a true and complete copy of each Contract required to be disclosed pursuant to Section 4.20(a) (each, a “Company Material Contract”). Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company Material Contracts is in full force and effect, and is a valid and binding Contract of the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as applicable, and, to the Knowledge of the Company, each other party thereto, in accordance with its terms, and (ii) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party to a Company Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of, such Company Material Contract, and, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Company Material Contract.

(c) Any amendment or modification of any the Avon NA Sale Agreement requires the prior written consent of either the Company or one of its wholly owned Subsidiaries.

Section 4.21. Biodiversity and Local Communities. The Company and each of its Subsidiaries has implemented and maintains policies and procedures reasonably designed to address child labor, abuse of labor conditions, slavery, discrimination and/or any other violation of human rights.

Section 4.22. Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) all insurance policies of the Company and any of its Subsidiaries relating to its business, assets and operations (the “Company Insurance Policies”) are in full force and effect and all premiums thereon have been timely paid or, if not yet due, accrued, (b) there is no claim pending under the Company’s or any of its Subsidiaries’ insurance policies or fidelity bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds, (c) the Company and its Subsidiaries are in compliance with the terms of such policies and bonds, (d) to the Knowledge of the Company, as of the date of this Agreement, there is no threatened termination of, or material premium increase with respect to, any of such policies or bonds and (e) the Company Insurance Policies are of the type and in the amounts customarily carried by Persons conducting business similar to the business of the Company and its Subsidiaries.

Section 4.23. Finders’ Fees. Except for Goldman Sachs International and PJT Partners LP, the financial arrangements (including arrangements relating to future engagement or appointment obligations) in connection with the transactions contemplated by this Agreement have been disclosed in writing to Parent prior to the date hereof, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who would be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

Section 4.24. Opinion of Financial Advisors. The board of directors of the Company has received the opinion of Goldman Sachs International, as financial advisor to the Company, and the non-Cerberus directors of the board of directors of the Company has received the opinion of PJT Partners LP, as financial advisor to such directors, each to the effect that, as of the date of this Agreement and based upon and subject to the qualifications, assumptions, limitations and other matters set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of Company Common Stock (other than the Parent Entities and their Affiliates). A written copy of such opinions will be delivered as promptly as practicable after the date hereof to Parent for informational purposes only.

Section 4.25. Antitakeover Statutes. The Company has no “rights plan,” “rights agreement,” or “poison pill” in effect. Assuming the accuracy of the representation set forth Section 5.05(d), the Company has taken all action

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necessary to exempt the Mergers, this Agreement and the transactions contemplated hereby from Section 912 of New York Law, and, accordingly, no antitakeover or similar statute or regulation applies or purports to apply to any such transactions, and no other “control share acquisition,” “fair price,” “moratorium,” “business combination” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement, the Mergers or any of the other transactions contemplated hereby.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND HOLDCO

Subject to Section 11.05, except (x) as disclosed in any of the Parent Filings or (y) as set forth in the Parent Disclosure Letter, Parent (or, after the consummation of the Parent Restructuring, HoldCo) represents and warrants to the Company with respect to itself and the other Parent Entities as of the date of this Agreement and as of the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date), that:

Section 5.01. Corporate Existence and Power. Each of the Parent Entities is duly formed or incorporated, validly existing and (where applicable) in good standing under the laws of its jurisdiction of formation or incorporation. Each of the Parent Entities has all powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those powers, licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of the Parent Entities is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Prior to the date of this Agreement, Parent has made available to the Company true and complete copies of (i) the bylaws of Parent and (ii) the certificate of incorporation and bylaws of each of the other Parent Entities, each as in effect on the date of this Agreement.

Section 5.02. Corporate Authorization. The execution, delivery and performance by each of the Parent Entities of this Agreement and the consummation by each of the Parent Entities of the transactions contemplated hereby are within the Parent Entities’ respective corporate powers and, except for the Parent Entity Approvals, the approval of the Mergers and the adoption of this Agreement by HoldCo and Merger Sub I, as the sole shareholders of the Merger Subs as contemplated by Section 7.02, have been duly authorized by all necessary corporate action on the part of each of the Parent Entities, as applicable, and such approval has not and shall not have been at Closing rescinded, modified or withdrawn. The Founding Controlling Parent Shareholders hold, and will at the time of the Parent Restructuring Meeting, Parent Contribution Meeting and HoldCo Approval Meeting hold, more than half of the voting shares of each of HoldCo and Parent, and the affirmative vote of the Founding Controlling Parent Shareholders (the “Parent Entity Approvals”) (as holders of more than half of the voting shares of HoldCo and Parent) is the only vote of the holders of any of the Parent Entities’ capital stock necessary in connection with the consummation of the Parent Restructuring and the Mergers, including the issuance of the HoldCo Shares underlying the HoldCo ADSs constituting Common Stock Consideration, or in connection with the consummation of the Parent Mergers. This Agreement has been duly executed and delivered by each of the Parent Entities and constitutes a valid and binding agreement of each of the Parent Entities enforceable against each of them in accordance with its terms (subject, as to enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03. Governmental Authorization. The execution, delivery and performance by each of the Parent Entities of this Agreement and the consummation by each of the Parent Entities of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing

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of a certificate of merger with respect to the First Merger with the Department of State of New York and the Delaware Secretary of State, (b) with respect to the Second Merger, the required registration with the Board of Trade of the State of São Paulo and companies register, the filing of a certificate of merger with the Delaware Secretary of State, (c) the Required Competition Approvals, (d) the filing with the SEC of the Form F-4 and the Joint Proxy Statement/Prospectus contained therein and any amendments or supplements thereto, and other filings required under, and compliance with any applicable requirements of, the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws, (e) compliance with any applicable requirements of the NYSE to permit the HoldCo ADSs that are to be issued as Common Stock Consideration to be listed on the NYSE, (f) the filing with the Board of Trade of the State of São Paulo of the corporate documents related to the consummation by Parent and HoldCo of the transactions contemplated hereby, including the Parent Restructuring and the occurrence and completion of the applicable proceedings before the Brazilian Federal Revenue (including the updating, suspension and cancellation of applicable registrations) and the compliance with the applicable requirements of the CVM and B3, and (g) any other actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Required Competition Approval is set forth in Section 5.03 of the Parent Disclosure Letter.

Section 5.04. Non-Contravention. Except as otherwise described in Section 5.04 of the Parent Disclosure Letter, the execution, delivery and performance by each of the Parent Entities of this Agreement and the consummation by each of the Parent Entities of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation, bylaws, articles of association or other applicable constitutional documents of any of the Parent Entities, (b) assuming that the consents, approvals and filings referred to in Section 5.03 are obtained and made, as applicable, and receipt of the Parent Entity Approvals, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming that the consents, approvals and filings referred to in Section 5.03 are obtained and made, as applicable, and receipt of the Parent Entity Approvals, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which any of the Parent Entities or any of their Subsidiaries is entitled under any provision of any Contract binding upon any of the Parent Entities or any of their Subsidiaries or any Parent Permit or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of any of the Parent Entities or any of their Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05. Capitalization. (a) As of the close of business on May 20, 2019 (the “Parent Capitalization Date”), the authorized share capital of Parent consists of 441,310,125 shares of Parent Stock. As of the Parent Capitalization Date, (i) 431,401,815 shares of Parent Stock were issued (including 153,930 shares of Parent Stock held in treasury accounts), (ii) 9,607,151 shares of Parent Stock were subject to outstanding Parent Stock Options or Parent Restricted Stock (of which Parent Stock Options or Parent Restricted Stock to purchase an aggregate of 2,136,593 shares of Parent Stock were exercisable), (iii) zero shares of Parent Stock were subject to Parent SUs and (iv) 218,058,616 shares of Parent Stock were held by the Founding Controlling Parent Shareholders. As of the date hereof HoldCo has no authorized capital and 100 outstanding shares of capital stock, all of which have been duly issued, are fully paid and nonassessable and are owned directly by the Founding Controlling Parent Shareholders free and clear of any Liens (other than Liens under applicable securities laws or the Parent Shareholder Support Agreement). The authorized capital stock of Merger Sub I consists of 1,000 shares of common stock, par value $0.01 per share as of the date hereof (and shall be par value $0.25 per share as of immediately prior to the Closing), and all outstanding shares of capital stock of Merger Sub I have been duly issued, are fully paid and nonassessable and are owned directly by HoldCo free and clear of any Liens (other than Liens under applicable securities laws). The authorized capital stock of Merger Sub II consists of 1,000 shares of common stock, par value $0.01 per share, and all outstanding shares of capital stock of Merger Sub II have been duly issued, are fully paid and nonassessable and are owned directly by Merger Sub I free and clear of any Liens (other than Liens under applicable securities laws). All outstanding shares of share capital of Parent and HoldCo

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have been, and all shares that may be issued pursuant to any employee stock option or other equity compensation plan or arrangement will, in each case, be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. All HoldCo Shares that may be issued as the Common Stock Consideration and all HoldCo Shares underlying the HoldCo ADSs that may be issued as the Common Stock Consideration, will be, when issued in accordance with this Agreement, duly authorized, validly issued and allotted, fully paid and nonassessable, and ranking pari passu in all respects with the HoldCo Shares outstanding immediately prior to the Second Effective Time; and free of preemptive rights, and will not be subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or similar right under any provision of Applicable Law, any of the Parent Entities’ organizational documents or any Contract to which any of the Parent Entities is a party or is otherwise bound. The HoldCo ADSs to be issued pursuant to the Mergers will be at Closing validly issued in accordance with the Deposit Agreement, free and clear of any Liens, and issued in compliance with all Applicable Laws, and the persons in whose names ADRs evidencing such HoldCo ADSs are registered will be entitled to the rights of registered holders of such ADRs specified therein and in the Deposit Agreement.

(b) There are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Parent may vote. Except as set forth in Section 5.05(a), as of the Parent Capitalization Date, there are no issued, reserved for issuance or outstanding (i) shares of share capital or other voting securities of, or other ownership interests in, Parent (including restricted shares), (ii) securities of Parent (including performance shares or units) convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, Parent, (iii) warrants, calls, options or other rights to acquire from Parent, or other obligations of Parent to issue, any shares of share capital or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for shares of share capital or other voting securities of, or other ownership interests in, Parent or (iv) stock appreciation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of share capital or voting securities of, or other ownership interests in, Parent, in each case that are issued by Parent (the items in clauses (i) through (iv) being referred to collectively as “Parent Equity Securities”). As of the date hereof, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Equity Securities. Neither Parent nor any of its Subsidiaries is a party to any agreement with respect to the voting of any Parent Equity Securities or the distribution of any dividends by Parent or any of its Subsidiaries.

(c) There are no outstanding bonds, debentures, notes or other indebtedness of HoldCo, Merger Sub I or Merger Sub II having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of HoldCo, Merger Sub I or Merger Sub II may vote. Except as contemplated by the Parent Restructuring, there are no issued, reserved for issuance or outstanding (i) shares of share capital or other voting securities of, or other ownership interests in, HoldCo, Merger Sub I or Merger Sub II, (ii) securities of HoldCo, Merger Sub I or Merger Sub II convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, HoldCo, Merger Sub I or Merger Sub II, (iii) warrants, calls, options or other rights to acquire from HoldCo, Merger Sub I or Merger Sub II, or other obligations of HoldCo, Merger Sub I or Merger Sub II to issue, any shares of share capital or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for shares of share capital or other voting securities of, or other ownership interests in, HoldCo, Merger Sub I or Merger Sub II or (iv) restricted shares, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of share capital or voting securities of, or other ownership interests in, HoldCo, Merger Sub I or Merger Sub II, in each case that are issued by HoldCo, Merger Sub I or Merger Sub II (the items in clauses (c)(i) through (c)(iv) being referred to collectively as “HoldCo Securities”). Other than withdrawal rights that may result from the Parent Restructuring under Brazilian Corporation Law, there are no outstanding obligations of HoldCo or any of its Subsidiaries to repurchase, redeem or otherwise acquire any

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HoldCo Securities. Neither HoldCo nor any of its Subsidiaries is a party to any agreement with respect to the voting of any HoldCo Securities or the distribution of any dividends by HoldCo or any of its Subsidiaries.

(d) No Parent Entity nor any controlled Affiliate of any Parent Entity beneficially owns, directly or indirectly, any Company Stock or other Company Equity Securities.

Section 5.06. Subsidiaries. (a) Except as would not be material to Parent and its Subsidiaries, taken as a whole, each Subsidiary of Parent has been duly organized and is validly existing under the laws of its jurisdiction of organization in all material respects. Each Subsidiary of Parent is, where applicable, in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for where the failure to be so qualified or in good standing, or those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) All of the outstanding capital stock or other voting securities of, or other ownership interests in, each Subsidiary of Parent is owned by Parent, directly or indirectly, free and clear of any Lien (other than Liens arising under applicable securities Laws or under clause (iii), (iv) or (v) of the definition of Permitted Liens). As of the date of this Agreement, there are no issued, reserved for issuance or outstanding (i) securities of Parent or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or other ownership interests in, any Subsidiary of Parent, (ii) warrants, calls, options or other rights to acquire from Parent or any of its Subsidiaries, or other obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of, or other ownership interests in, or any securities convertible into, or exchangeable for, any shares of capital stock or other voting securities of, or other ownership interests in, any Subsidiary of Parent or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of, or other ownership interests in, any Subsidiary of Parent (the items in clauses (i) through (iii) being referred to collectively as the “Parent Subsidiary Securities”). As of the date of this Agreement, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire (i) any Parent Subsidiary Securities or (ii) any equity interests or securities of any other Person. As of the date of this Agreement, except for the capital stock or other voting securities of, or other ownership interests in, its Subsidiaries, Parent does not own, directly or indirectly, any capital stock or other voting securities of, or other ownership interests in, any Person.

Section 5.07. CVM Filings. (a) Parent has filed with or furnished to the CVM all Parent CVM Disclosures and all other reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the CVM by Parent since December 31, 2015 (collectively, together with any exhibits and schedules thereto and other information incorporated by reference therein, the “Parent Filings”).

(b) As of its filing date (and as of the date of any amendment), each Parent Filing complied, and each Parent Filing filed subsequent to the date hereof will comply as to form in all material respects with the applicable requirements of B3, the applicable CVM ruling and Applicable Law, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Parent Filing did not, and each Parent Filing subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

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(d) Each Parent Filing that is a registration statement, as amended or supplemented, if applicable, as of the date such registration statement or amendment or supplement became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e) Parent has established and maintained since January 1, 2016, and continues to maintain disclosure controls and procedures according to its disclosure policy. Such disclosure controls and procedures are designed to timely report to Parent’s investor relations officers material information required to be included in Parent’s material fact notices or periodic and current reports required under CVM rulings.

(f) Parent has established and maintained since January 1, 2016, and continues to maintain a system of internal controls over financial reporting, compliance and corporate risks sufficient to provide reasonable assurance regarding the reliability of the Parent’s financial reporting and the preparation of Parent’s consolidated financial statements for external purposes in accordance with the Accounting Practices Adopted in Brazil. Parent has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls over financial reporting. Parent has made available to the Company prior to the date of this Agreement a true and complete summary of any such disclosure made by management to Parent’s auditors and audit committee since January 1, 2016.

(g) Since January 1, 2016, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings, to which Parent or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under CVM rulings and were not.

(h) Since January 1, 2016, Parent has complied in all material respects with the applicable listing and corporate governance rules and regulations of B3.

Section 5.08. Financial Statements. (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent Filings fairly present in all material respects, in conformity with the Accounting Practices Adopted in Brazil applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements).

(b) From January 1, 2016 to the date of this Agreement, Parent has not received written notice from the CVM or any other Governmental Authority indicating that any of its accounting policies or practices are the subject of any material review, inquiry, investigation or challenge by the CVM or any other Governmental Authority.

Section 5.09. Disclosure Documents. (a) None of the information supplied or to be supplied by any of the Parent Entities for inclusion or incorporation by reference in (i) the Form F-4, the Form F-6 or the Form 8-A will, at the time such registration statement is filed with the SEC and at the time it becomes effective under the 1933 Act or the 1934 Act, as applicable ,or (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus is mailed to shareholders of the Company or at the time of the meeting of shareholders of the Company to be held in connection with the transactions contemplated by this Agreement contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The portions of the Form F-4, the Joint Proxy Statement/Prospectus, the Form F-6 and the Form 8-A supplied by the

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Parent Entities will comply as to form in all material respects with the provisions of the 1993 Act and the 1934 Act and the rules and regulations thereunder. The representations and warranties contained in this Section 5.09(a) will not apply to statements or omissions included or incorporated by reference in the Form F-4, the Joint Proxy Statement/Prospectus, the Form F-6 or the Form 8-A based upon information supplied by the Company or any of its Representatives expressly for inclusion therein, as applicable.

(b) None of the information supplied or to be supplied by any of the Parent Entities for inclusion or incorporation by reference in the materials to be prepared for approval of the Parent Disclosures and Filings will, at the time of their respective filings and/or disclosures, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The portions of the Parent Disclosures and Filings supplied by the Parent Entities will comply as to form in all material respects with the provisions of each of the Parent Entities’ corporate documents, the Brazilian Corporation Law and CVM rules and the rules and regulations thereunder. The representations and warranties contained in this Section 5.09(b) will not apply to statements or omissions included or incorporated by reference in the Parent Disclosures and Filings based upon information supplied by the Company or any of its Representatives expressly for inclusion therein.

Section 5.10. Absence of Certain Changes. Since the Parent Balance Sheet Date, (a) the business of Parent and its Subsidiaries has been conducted in the ordinary course consistent with past practice in all material respects and (b) there has not been any event, occurrence, development, change or state of circumstances or facts that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (a) disclosed and provided for in the Parent Balance Sheet or in the notes thereto, (b) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (c) incurred in the ordinary course of business consistent with past practice since the date of the Parent Balance Sheet and (d) arising out of this Agreement or incurred in connection with the transactions contemplated hereby.

Section 5.12. Compliance with Applicable Law. (a) The businesses of each of Parent and each of its Subsidiaries are conducted, and since January 1, 2016 have been conducted, in compliance with all Applicable Laws, except for failures to comply that would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. No investigations by any Governmental Authority are pending, or, to the Knowledge of Parent, threatened, nor has any Governmental Authority given notice to Parent with respect to any violation of Applicable Law, except for investigations or violations that would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. There is no Order outstanding against Parent or any of its Subsidiaries that would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, or that in any manner seeks to prevent, enjoin, alter or materially delay the Mergers or any of the other transactions contemplated hereby.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries hold all governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of Parent and its Subsidiaries as presently conducted (the “Parent Permits”). Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are in compliance with the terms of the Parent Permits and there has occurred no violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination or cancellation of, with or without notice or lapse of time or both, any Parent Permit.

(c) Since January 1, 2016, none of Parent, any of its Subsidiaries or Affiliates or any of their respective directors, officers, employees or, to the Knowledge of Parent, any agent or representative of Parent or any of its

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Subsidiaries or Affiliates, has, in the course of his, her or its actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee; (iii) violated any provision of any Anti-Bribery Law; or (iv) directly or indirectly made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee. Since January 1, 2016, neither Parent nor any of its Subsidiaries has received any communication from any Governmental Authority that alleges that Parent or any of its Subsidiaries, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Bribery Laws. Since January 1, 2016, Parent and its Subsidiaries and its Affiliates have conducted their businesses in compliance with Anti-Bribery Laws and have instituted and maintain policies and procedures designed to promote and achieve compliance with such laws and the matters referred to in this Section 5.12(c).

(d) Parent and each of its Subsidiaries is and since January 1, 2016, has been in compliance in all material respects with, and has not been penalized for, or under investigation by a Governmental Authority with respect to, and, to the Knowledge of Parent, has not been threatened to be charged with or given notice of any violation of, any relevant Applicable Laws related to export control or laws related to Sanctions. Since January 1, 2016, Parent and its Subsidiaries and its Affiliates have conducted their respective businesses in compliance with Sanctions laws and have instituted and maintain policies and procedures designed to promote and achieve compliance with such laws and the matters referred to in this Section 5.12(d).

Section 5.13. Litigation. There is no action, suit, investigation or proceeding pending against, or, to the Knowledge of Parent, threatened against or affecting, Parent or any of its Subsidiaries or for which the Parent or any of its Subsidiaries may be liable, before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator, that, if determined or resolved adversely to Parent, would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.14. Intellectual Property. (a) Section 5.14(a) of the Parent Disclosure Letter contains a true and complete list of all material registrations and applications for registration of any Intellectual Property Rights owned by Parent or any of its Subsidiaries.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all of the material Intellectual Property Rights owned or purported to be owned by Parent or its Subsidiaries (including those Intellectual Property Rights set forth in Section 5.14(a) of the Parent Disclosure Letter); (ii) Parent and each of its Subsidiaries owns, or has a valid license to use (in each case, free and clear of any Liens (other than Permitted Liens)), all material Intellectual Property Rights used in or necessary for the conduct of the business of Parent and its Subsidiaries as currently conducted; (iii) to the Knowledge of Parent, neither Parent nor any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property Rights of any Person; (iv) to the Knowledge of Parent, no Person has challenged, infringed, misappropriated or otherwise violated any Intellectual Property Right owned by and/or exclusively licensed to Parent or any of its Subsidiaries; (v) neither Parent nor any of its Subsidiaries has received any written notice, charge, complaint, claim or demand and there is no pending or, to the Knowledge of Parent, threatened in writing, claim, action, suit, order or proceeding (A) with respect to any Intellectual Property Right owned or used by Parent or any of its Subsidiaries, challenging the validity, ownership or enforceability of any such Intellectual Property Right or (B) alleging that Parent or any of its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property Rights of any Person; (vi) the execution and delivery of this Agreement by the Parent Entities or the public announcement or consummation of this Agreement by the Parent Entities, the Mergers and the other transactions contemplated hereby will not alter, encumber, impair or extinguish any of the Parent’s or any of its Subsidiaries’ rights to any Intellectual Property Right material to Parent or any of its Subsidiaries; (vii) the owned Intellectual Property Rights of Parent and its Subsidiaries are subsisting and to the Knowledge of Parent, valid and in full force and effect; (viii) no material Intellectual Property Right of Parent or

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any of its Subsidiaries is subject to any outstanding Order restricting the use of such Intellectual Property Rights; (ix) Parent and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all material Trade Secrets (whose value to the Parent or any of its Subsidiaries derives from such Trade Secret being confidential) owned, used or held for use by Parent or any of its

Subsidiaries and no such Trade Secrets have been disclosed other than to employees, representatives and agents of Parent or any of its Subsidiaries all of whom are bound by written confidentiality agreements; (x) the IT Assets of the Parent and its Subsidiaries operate and perform in all material respects in a manner that permits Parent and its Subsidiaries to conduct the business of Parent and its Subsidiaries as currently conducted and to the Knowledge of Parent, no Person has gained unauthorized access to the IT Assets; and (xi) Parent and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries maintain policies and procedures regarding data security and privacy that are in compliance with all Privacy and Information Security Requirements. To the Knowledge of Parent, the collection, use, storage, processing and dissemination by Parent and its Subsidiaries of any and all Personal Data is and, since January 1, 2016, has been in material compliance with all applicable Privacy and Information Security Requirements and Parent and its Subsidiaries have not received any notice of any actual or alleged suit, investigation or other claim alleging violation thereof. To the Knowledge of Parent, there has been no security violation, unintentional destruction, unauthorized access, loss, alteration, exfiltration, disclosure of or disablement or other breach, in each case of a material nature, of or related to any Personal Data processed by or on behalf of Parent or any of its Subsidiaries.

Section 5.15. Taxes. (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, Parent, HoldCo or any of their respective Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are true and complete in all material respects. Each of Parent, HoldCo and their respective Subsidiaries has paid (or has paid on its behalf) all material Taxes due and payable, whether or not shown as due on any Tax Return, or where payment of a material Tax is not yet due, has established (or has had established on its behalf) in accordance with GAAP an adequate accrual for such material Taxes through the end of the last period for which Parent or HoldCo or any of their respective Subsidiaries ordinarily record items on their respective books.

(b) Parent, HoldCo and their respective Subsidiaries have maintained sufficient and accurate files and records in all material respects, including all material information (i) required to file Tax Returns, (ii) that has been filed or submitted to any Taxing Authority and (iii) that is required to be kept under any Applicable Law.

(c) There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Knowledge of Parent, or the knowledge of HoldCo or any of the Subsidiaries of Parent or HoldCo, threatened in writing by a Taxing Authority against or with respect to Parent, HoldCo or any of their respective Subsidiaries in respect of any material Tax or material Tax asset.

(d) All material deficiencies for Taxes asserted or assessed in writing against the Parent, HoldCo or any of their respective Subsidiaries have been fully and timely paid, settled, disputed or properly reflected in the financial statements.

(e) Parent, HoldCo and their respective Subsidiaries have properly withheld, and timely paid over to the appropriate Taxing Authority, all material Taxes that it was required under Applicable Law to withhold from any payment (including any dividend or interest payment) to any employee, independent contractor, creditor, shareholder, vendor or other Person.

(f) None of Parent, HoldCo or any of their respective Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement

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(i) between or among Parent, HoldCo or any of their respective Subsidiaries or (ii) not primarily related to Taxes and entered into in the ordinary course of business).

(g) As of the date hereof, none of Parent, HoldCo or any of their respective Subsidiaries has executed (or had executed on its behalf) any outstanding waivers regarding the application of the statute of limitations with respect to any material Taxes or material Tax Returns.

(h) There are no liens for material Taxes upon any assets of Parent, HoldCo or any of their respective Subsidiaries (other than Permitted Liens).

(i) No jurisdiction where Parent, HoldCo or any of their respective Subsidiaries does not file a Tax Return has made a claim in writing that Parent, HoldCo or any of their respective Subsidiaries is required to file a Tax Return for such jurisdiction.

(j) All related party transactions involving Parent, HoldCo or any of their respective Subsidiaries are at arm’s length in material compliance with Applicable Law. Each of Parent, HoldCo and their respective Subsidiaries has maintained the necessary documentation (including any applicable transfer pricing studies) in connection with such related party transactions in accordance with Applicable Law.

(k) Parent, HoldCo and their respective Subsidiaries have conducted all aspects of their business in accordance in all material respects with the terms and conditions of all Tax rulings and Tax concessions that were provided by any relevant Taxing Authority.

(l) None of Parent, HoldCo or any of their respective Subsidiaries (i) is or has been a member of an affiliated, consolidated, combined or unitary group (other than one of which Parent, HoldCo or any of their respective Subsidiaries was the common parent) or (ii) has any liability for any Taxes of any other Person as a transferee or successor, other than any liability for a member of the group of which Parent, HoldCo or any of their respective Subsidiaries is or was the common parent.

(m) Any material fee, assessment or other charge based on escheat, abandoned or unclaimed property Laws has been remitted to the appropriate Governmental Entity.

(n) None of Parent, HoldCo or any of their respective Subsidiaries (i) has knowledge of any facts or has taken or intends to take any action that would reasonably be expected to prevent the Transaction from qualifying for the Intended U.S. Tax Treatment or (ii) has failed to take or intends to fail to take any action the omission of which would reasonably be expected to jeopardize the Transaction from qualifying for the Intended U.S. Tax Treatment.

(o) HoldCo, directly or through a “qualifying subsidiary” (as defined in Section 1.367(a)-3(c)(5)(vii) of the Treasury Regulations) or a “qualifying partnership” (as defined in Section 1.367(a)-3(c)(5)(viii) of the Treasury Regulations), satisfies the “active trade or business” test as defined in Section 1.367(a)-3(c)(3) of the Treasury Regulations.

Section 5.16. Employees and Employee Benefit Plans. (a) Section 5.16(a) of the Parent Disclosure Letter contains a correct and complete list identifying each material Parent Employee Plan and specifies whether such plan is a US Parent Employee Plan or an International Parent Employee Plan. For each material Parent Employee Plan, Parent has made available to the Company a copy of such plan (or a description, if such plan is not written) and all amendments thereto and, if applicable, (A) the current prospectus or summary plan description and all summaries of material modifications and (B) the most recently prepared actuarial report and financial statements of such plan.

(b) Neither Parent nor any of its ERISA Affiliates has sponsored, maintained, contributed to or been required to sponsor, maintain or contribute to, or has any actual or contingent liability under, any Parent

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Employee Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan. Neither Parent nor any of its ERISA Affiliates (nor any predecessor of any such entity) contributes to (or has any obligation to contribute to), or has in the past six years contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to, any Multiemployer Plan.

(c) Each US Parent Employee Plan has been maintained in compliance in all material respects with its terms and with the requirements of Applicable Law, including ERISA and the Code. No events have occurred with respect to any Parent Employee Plan that could reasonably be expected to result in payment or assessment by or against Parent of any material amount of excise taxes under Applicable Law.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) will (i) entitle any current or former Parent Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) enhance any benefits or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Parent Employee Plan or otherwise, or (iii) limit or restrict the right of Parent or any of its Subsidiaries to merge, amend or terminate any Parent Employee Plan. There is no contract, plan or arrangement (written or otherwise) covering any current or former Parent Service Provider that, individually or collectively, would entitle such Parent Service Provider to any tax gross-up or similar payment from Parent or any of its Subsidiaries.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has any current or projected liability for, and no Parent Employee Plan provides, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Parent Service Provider (other than coverage (x) mandated by Applicable Law, including COBRA or (y) where the cost of coverage is borne solely by the Parent Service Provider).

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no action, suit, investigation, audit, proceeding or claim (or any basis therefore) (other than routine claims for benefits) pending against or involving, or, to the Knowledge of Parent, threatened against or involving any Parent Employee Plan before any arbitrator or any Governmental Authority, including the IRS or the Department of Labor. Parent and its Subsidiaries are, and have been since January 1, 2016, in compliance in all material respects with all Collective Bargaining Agreements, Contracts with current or former Parent Service Providers and Contracts with Governmental Authorities. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has been notified of any administrative procedure, including any audit or infraction notice, before the Ministry of Labor and Employment (Ministério do Trabalho e Emprego) or any administrative procedure, term of adjustment of conduct (termo de ajuste de conduta or termo de compromisso — TAC), civil action filed by the Public Prosecutor Office of Labor Affairs (Ministério Público do Trabalho).

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each International Parent Employee Plan (i) has been maintained in compliance in all respects with its terms and Applicable Law, (ii) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles. From and after the Closing Date, HoldCo and its Affiliates will receive the full benefit of any funds, accruals and reserves under the International Parent Employee Plans. No International Parent Employee Plan is a defined benefit pension plan.

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(h) Neither Parent nor any of its Subsidiaries is or since January 1, 2016 has been party to or subject to, or is currently negotiating in connection with entering into, any Collective Bargaining Agreement. There is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries. To the Knowledge of Parent, the consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for Parent to enter into this Agreement or to consummate any of the transactions contemplated hereby.

Section 5.17. Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) no unresolved notice, notification, demand, request for information, citation, summons or Order has been received, no unresolved complaint has been filed, no unresolved penalty has been assessed, and no investigation, action, claim, suit, proceeding or review is pending or, to the Knowledge of Parent, is threatened by any Person relating to Parent or any of its Subsidiaries and relating to or arising under any Environmental Law; (ii) neither Parent nor any of its Subsidiaries, since January 1, 2016 has been notified of any administrative procedure, including any audit or infraction notice or any administrative procedure, term of adjustment of conduct (termo de ajuste de conduta or termo de compromisso – TAC), civil action filed relating to or arising under any Environmental Law; (iii) Parent and its Subsidiaries are and since January 1, 2016 have been in compliance with all Environmental Laws and all Environmental Permits required for their respective business as conducted currently or at any time since January 1, 2016; and (iv) there has been no release, spill, discharge or disposal of, or exposure to, any Hazardous Substance that has resulted in, or would reasonably be expected to result in, liabilities or obligations of Parent, any of its Subsidiaries or any of their respective legal predecessors relating to or arising under any Environmental Law.

Section 5.18. Product Liability; Ingredients; Product Testing. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2016, (i) all Products of Parent or its Subsidiaries have been labeled, promoted, distributed, manufactured, sold and/or marketed in compliance with all requirements under Applicable Law and (ii) to the Knowledge of Parent, neither Parent nor any of its Subsidiaries has committed any act or failed to commit any act that would reasonably be expected to result in, and there has been no occurrence that would reasonably be expected to give rise to or form the basis of, any product liability or product defect.

(b) Since January 1, 2016, Parent has not received any written notice in connection with any Products of Parent or its Subsidiaries of any claim or allegation against Parent or any of its Subsidiaries, nor has Parent or any of its Subsidiaries been a party or subject to any action, suit or proceeding pending against, or, to the Knowledge of Parent, any action, suit, investigation or proceeding threatened against or affecting, Parent or any of its Subsidiaries as a result of the manufacturing, storage, quality, packaging or labeling of any Product of Parent or its Subsidiaries sold or distributed by or on behalf of Parent or any of its Subsidiaries, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Since January 1, 2016, neither Parent nor any of its Subsidiaries has been required by any Governmental Authority to make any recall or withdrawal of any Product, except as would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

Section 5.19. Material Contracts. (a) Neither Parent nor any of its Subsidiaries is a party to or bound by any of the following Contracts, other than Contracts solely among Parent and its wholly owned Subsidiaries, as of the date hereof:

(i) any Contract required to be filed by Parent in any Parent Filing;

(ii) any Contract with respect to a partnership, joint venture or other similar arrangement whereby Parent or any of its Subsidiaries holds an equity interest or similar participation interest; or

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(iii) any Contract between Parent or any of its Subsidiaries, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary) of Parent or any of its Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act as if such law were applicable to Parent), on the other hand, including any Contract pursuant to which Parent or any of its Subsidiaries has an obligation to indemnify such officer, director, Affiliate, associate or immediate family member, that was entered into other than on arms-length terms (each such Contract, a “Parent Material Affiliate Contract”).

(b) Parent has made available to the Company a true and complete copy of each Contract required to be disclosed pursuant to Section 5.19(a) (each, a “Parent Material Contract”). Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of the Parent Material Contracts is in full force and effect, and is a valid and binding Contract of Parent or its Subsidiaries, as applicable, and, to the Knowledge of Parent, of each other party thereto, enforceable against Parent or such Subsidiary, as applicable, and, to the Knowledge of Parent, each other party thereto, in accordance with its terms, and (ii) neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any other party to a Parent Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of, such Parent Material Contract, and to the Knowledge of Parent, as of the date of this Agreement, neither Parent nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Parent Material Contract.

Section 5.20. HoldCo and Merger Subs Activities. Each of Merger Sub I and Merger Sub II were formed solely for the purpose of entering into this Agreement and performing its obligations hereunder and, since the date of its incorporation, each of HoldCo, Merger Sub I and Merger Sub II (i) has not incurred any liabilities or obligations or held any assets, (ii) has not engaged in any activities, carried on any business or engaged in any operations and (iii) has not hired any employee or independent contractor to act for, on behalf or in the name of, HoldCo or any of the Merger Subs, in each case, other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 5.21. Financing.

(a) Parent has delivered to the Company a true and complete copy of a fully executed, definitive commitment letter from the Financing Sources named therein, pursuant to which such Financing Sources have committed, upon the terms and subject to the conditions set forth therein, to provide the debt financing described therein in connection with the transactions contemplated by this Agreement (the “Commitment Letter”, and such Commitment Letter together with any definitive credit, indentures, debentures, facilities or similar financing agreement, as replaced, amended, supplemented, modified or waived, in compliance with this Agreement and including all exhibits, schedules, and annexes to such agreements, the “Debt Financing Agreements,” and the financing contemplated pursuant to the Debt Financing Agreements, the “Debt Financing”).

(b) As of the date of this Agreement, the Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Parent, and to the Knowledge of Parent, the other parties thereto, and is enforceable in accordance with its terms against Parent, and to the Knowledge of Parent, against each of the other parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to (i) constitute a material breach or default by Parent under the Commitment Letter, (ii) to the Knowledge of Parent, result in the failure of any condition contained in the Commitment Letter to be satisfied or (iii) to the Knowledge of Parent, result in the commitments provided in the Commitment Letter being unavailable on the Closing Date. The Commitment Letter has not been amended or modified on or prior to the date of this Agreement and as of the date of this Agreement, no such amendment or modification is contemplated by Parent (except as may be required by the Commitment Letter or fee letters referred to below), and as of the date of this

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Agreement, the respective commitments contained in the Commitment Letter have not been withdrawn, terminated or rescinded in any respect. The consummation of the Debt Financing is subject to no conditions precedent other than those expressly set forth in the Commitment Letter, and to the Knowledge of Parent, there are no contingencies that would permit the Financing Sources to reduce the total amount of the Debt Financing such that Parent (and, after the consummation of the Parent Restructuring, HoldCo) would be unable to consummate the Closing, other than in each case those conditions or contingencies expressly set forth in the Commitment Letter. Except for fee letters relating to fees with respect to the Debt Financing (redacted copies of which, removing fee amounts and market “flex” provisions (none of which would adversely affect the amounts or availability of the Debt Financing), have been provided to the Company), there are no side letters or other Contracts to which any Parent Entity is a party related to the quantum or conditionality of the Debt Financing (other than as contemplated under Section 7.07(b)), other than the Commitment Letter. As of the date of this Agreement, none of the Parent Entities have reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be available to Parent, HoldCo and the Merger Subs on or prior to the Closing Date. The aggregate proceeds of the Debt Financing, together with cash, cash equivalents and short-term marketable securities held by the Parent Entities, as of the First Effective Time, will be sufficient to enable Parent and/or HoldCo to pay all amounts required to be paid by them in cash in connection with the transactions contemplated by this Agreement, including the Preferred Stock Consideration and all payments, fees and expenses payable by them arising out of the consummation of the transactions contemplated by this Agreement, the Company Notes and Credit Agreement. The obligations of HoldCo and Parent hereunder are not subject to any condition regarding HoldCo’s, Parent’s or any other Person’s ability to obtain financing for the transactions contemplated by this Agreement.

(c) After giving effect to the Transaction and the payment of the Merger Consideration, the Debt Financing and the payment of all payments, fees and expenses payable by any of the Parent Entities, each of HoldCo and Parent will be solvent (as defined in the Commitment Letter as of the date hereof).

Section 5.22. Finders’ Fees. Except for Banco Morgan Stanley S.A., Lazard Assessoria Financeira Ltda., UBS Brasil Serviços de Assessoria Financeira Ltda., UBS Securities LLC and the lenders under the Commitment Letter, whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of any of the Parent Entities who would be entitled to any fee or commission from any of the Parent Entities or any of their Affiliates in connection with the transactions contemplated by this Agreement.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company and the Parent Entities agree that:

Section 6.01. Conduct of the Company. From the date hereof until the Closing, except (w) as required by Applicable Law, (x) as expressly contemplated by this Agreement (including, for the avoidance of doubt, any actions required in connection with the Parent Restructuring), (y) as set forth in Section 6.01 of the Company Disclosure Letter or (z) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to (i) preserve intact and maintain its present business organizations and (ii) maintain and preserve all goodwill associated with its business, affairs and properties, its reputation and its brand value. Without limiting the generality of the foregoing, from the date hereof until the Closing, except (w) as required by Applicable Law, (x) as expressly contemplated by this Agreement (including, for the avoidance of doubt, any actions required in connection with the Parent Restructuring), (y) as set forth in Section 6.01 of the Company Disclosure Letter or (z) with the prior written consent of Parent (which consent

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shall not be unreasonably withheld, conditioned or delayed), the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend its certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise) (other than, with respect to any wholly-owned Subsidiary of the Company, in any manner that would not have an adverse effect on the Company’s ability to perform its obligations hereunder in any material respect or consummate the transactions contemplated by this Agreement);

(b) (i) split, combine or reclassify any Company Equity Securities or Company Subsidiary Securities, or amend any term or alter any rights of any Company Equity Securities or Company Subsidiary Securities (whether by merger, consolidation or otherwise) (except for any such transaction involving a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction), (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any Company Equity Securities or Company Subsidiary Securities, except for dividends by any wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary thereof and dividends as required by the Company’s certificate of incorporation in respect of the Company Preferred Stock or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Equity Securities or Company Subsidiary Securities, except, in the case of this clause (iii), (w) acquisitions and offers of Company Subsidiary Securities from a wholly owned Subsidiary of the Company, (x) in connection with the satisfaction of Tax withholding obligations with respect to Company Equity Awards, (y) acquisitions by the Company in connection with the forfeiture of Company Equity Awards or (z) acquisitions by the Company in connection with the net exercise of Company Stock Options;

(c) issue, deliver or sell, or authorize the issuance, delivery or sale of, any Company Equity Securities or Company Subsidiary Securities, other than the issuance, sale or grant (i) (x) of Company Common Stock upon the exercise of Company Stock Options or Company SARs or in settlement of Company RSUs and Company PSUs, in each case, which are outstanding on the date of this Agreement or granted after the date hereof not in violation of this Agreement and which are subject to settlement in accordance with their terms without regard to the transactions contemplated by this Agreement or (y) required pursuant to obligations under the Company Employee Plans which are outstanding on the date hereof and copies of which have been made available to Parent prior to the date hereof, in each case, in accordance with the terms of the applicable Company Employee Plan as in effect on the date hereof or arising after the date hereof not in violation of this Agreement or (ii) of any Company Subsidiary Securities to the Company or any other wholly owned Subsidiary of the Company in the ordinary course of business of the Company and its Subsidiaries consistent with past practice;

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those not in excess of 10% of the amounts contemplated by the capital expenditure budget set forth in Section 6.01(d) of the Company Disclosure Letter and (ii) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident to the extent such repair or replacements are consistent with the Company’s past practices;

(e) other than capital expenditures made in accordance with Section 6.01(d), spend or commit to spend in excess of $10 million individually or $20 million in the aggregate in any year to buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than supplies in the ordinary course of business of the Company and its Subsidiaries consistent with past practice; provided that neither the Company nor any of its Subsidiaries shall enter into any such transaction that would, or would reasonably be expected to, prevent, materially delay (beyond the date on which all conditions to Closing are reasonably expected to be satisfied) or materially impair the consummation of the transactions contemplated by this Agreement;

(f) sell, lease, sublease, license or otherwise transfer or dispose of (by merger, consolidation, disposition of stock or assets or otherwise), or create or incur any Lien on, any of the Company’s or its

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Subsidiaries’ assets, securities, properties, interests or businesses (other than transactions solely among the Company and its wholly owned Subsidiaries), other than (i) sales of inventory or obsolete equipment in the ordinary course of business of the Company and its Subsidiaries consistent with past practice, (ii) any Intellectual Property Right, which is governed by Section 6.01(g) and (iii) sales of assets, securities and properties with a sale price that does not exceed $25 million individually or $125 million in the aggregate;

(g) sell, lease, license, sublicense, modify, terminate, otherwise transfer or dispose of, abandon or permit to lapse, fail to take any action necessary to maintain, enforce or protect, or create or incur any Lien on, any material Intellectual Property Right of the Company or any of its Subsidiaries (other than transactions solely among the Company and its wholly owned Subsidiaries), except for the grant of non-exclusive licenses in the ordinary course of business;

(h) make any loans, advances or capital contributions to, or investments in, any other Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company) in excess of $10 million, other than in the ordinary course of business of the Company and its Subsidiaries consistent with past practice;

(i) create, incur, assume, enter into or amend any Contract with respect to or otherwise become liable with respect to any indebtedness for borrowed money or guarantee thereof (whether evidenced by a note or other instrument, pursuant to an issuance of debt securities, financing lease, sale-leaseback transaction or otherwise), other than (i) indebtedness for borrowed money or guarantee thereof solely between the Company and a wholly owned Subsidiary of the Company or solely between wholly owned Subsidiaries of the Company, (ii) indebtedness for borrowed money or guarantee thereof in a principal amount not to exceed (x) in the case of indebtedness for borrowed money, $50 million in the aggregate at any time and (y) in the case of guarantees, $50 million in the aggregate at any time (provided the amount set forth in clauses (x) first and (y) second, without duplication, shall be reduced by any indebtedness for borrowed money created, incurred or assumed under the Credit Agreement and then outstanding), (iii) indebtedness for borrowed money or guarantee thereof under the Credit Agreement and (iv) indebtedness for borrowed money or guarantee thereof to refinance, prepay, repurchase, redeem or replace any existing indebtedness or guarantees which have matured at the time of such incurrence of new indebtedness or are scheduled to mature within the twelve-month period following such incurrence of new indebtedness (provided that the aggregate principal amount of such indebtedness or guarantee does not exceed the principal amount of the indebtedness or guarantee being refinanced, prepaid, repurchased, redeemed or replaced (plus, without duplication, any additional indebtedness incurred to pay interest and premium (if any) required thereunder and fees and expenses incurred in connection therewith)), in the case of clauses (i), (ii) and (iv) of this Section 6.01(i) (other than the 2020 Notes Refinancing (as defined below), which is subject to Section 6.05), on terms and conditions that would not require any consents or waivers as a result of the transactions contemplated by this Agreement;

(j) other than as permitted by the other subsections of this Section 6.01, (A) amend or modify in any material respect, or terminate or cancel (where the termination is unilateral by the Company or its Subsidiary) any Company Material Contract (other than on terms substantially consistent with past practice, or on terms not adverse to the Company and/or its Subsidiaries with respect to such Contract (after taking into account fluctuations in currency exchange rates and inflation), and other than terminations upon the expiration of the term thereof in accordance with the terms thereof and terminations in connection with entering into a replacement Contract subject to, if applicable, the terms of clause (B)), (B) enter into any contract that would have constituted a Company Material Contract had it been in effect as of the date hereof (including by amendment of any contract that is not a Company Material Contract so that such contract becomes a contract that would have been a Company Material Contract had it been in effect as of the date hereof) unless (x) such Company Material Contract is not of the type referred to in Section 4.20(a)(iii) and (y) it is on terms substantially consistent with past practice, or on terms not less favorable to the Company and/or its Subsidiaries (after taking into account fluctuations in currency exchange rates and inflation) than either a Contract it is replacing (it being understood that the counterparty of such replacement Contract may be different than the counterparty of such replaced Contract) or a form of such Company Material Contract made available to Parent prior to the date hereof,

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(C) waive, release, assign or fail to exercise or pursue any material right, claim or benefit of the Company or any of its Subsidiaries under any Company Material Contract (other than in the ordinary course of business of the Company and its Subsidiaries consistent with past practice) or (D) enter into, amend, modify, terminate or cancel any New Avon Agreements, in the case of amendments or modifications, in any manner that is adverse to the rights or obligations of the Company or any of its Subsidiaries thereunder;

(k) except as required by (x) Applicable Law or (y) the terms of a Company Employee Plan or Collective Bargaining Agreement, as in effect on the date hereof, (i) grant or increase any severance, retention or termination pay to, or enter into or amend any retention, termination, employment, consulting, bonus, change in control or severance agreement with, any current or former Company Service Provider (ii) increase the compensation or benefits provided to any current or former Company Service Provider, (iii) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former Company Service Provider, (iv) establish, adopt, enter into or amend any Company Employee Plan or Collective Bargaining Agreement, (v) (A) hire any employees, other than employees who are not Key Employees and who are hired in the ordinary course of business consistent with past practices, or (B) terminate the employment of any (1) Key Employees other than for cause (as determined by the Company in its reasonable discretion consistent with past practices) or (2) employees who are not Key Employees other than for cause or in the ordinary course of business consistent with past practices or (vi) effectuate a “plant closing” or “mass layoff” (as those terms are defined under WARN and any comparable foreign, state or local law) of Company Service Providers;

(l) materially change any financial accounting method, principle or practice, except as required by changes in GAAP (or any interpretation thereof), by Applicable Law or by any Governmental Authority or quasi-governmental entity (including the Financial Accounting Services Board or any similar organization);

(m) (i) make or change any material Tax election, (ii) change any Tax accounting period, (iii) adopt or change any material method of Tax accounting, (iv) file any material amended Tax Return, (v) file for, enter into or amend any material Tax ruling or Tax grant, concession, closing agreement or similar agreement or arrangement or (vi) surrender or settle any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment;

(n) settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim or dispute involving or against the Company or any of its Subsidiaries or any of their respective officers or directors in their capacities as such, other than settlements the amount of which is not in excess of $3 million individually or $30 million in the aggregate; provided that such settlements do not involve any non-de minimis injunctive or equitable relief or impose non-de minimis restrictions on the business activities of the Company and its Subsidiaries or (ii) any litigation, arbitration, proceeding or other claim or dispute that relates to the transactions contemplated hereby;

(o) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Company’s Subsidiaries (other than transactions involving Subsidiaries of the Company that would not have an adverse effect on the Company’s ability to perform its obligations hereunder in any material respect or consummate the transactions contemplated by this Agreement); or

(p) agree, propose, authorize, resolve or commit to do any of the foregoing.

To expedite and streamline the discussion process with and securing the consent of Parent under this Section 6.01, Parent shall designate one representative within its integration team who shall have the authority to review and issue written consents on behalf of Parent upon request by the Company, and shall ensure that such representative is available to have discussions with the Company in a reasonably timely manner (and in the event

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that the Company reasonably requests a prompt response with respect thereto because time is of the essence, Parent shall ensure that such representative shall provide a response within three Business Days of any such request, it being understood that such response may be in the form of a request for additional information or time to consider such request), in the event that the Company seeks to engage in any conduct falling within subparagraphs (a) through (p) above or which otherwise is outside the ordinary course of business of the Company and its Subsidiaries. If Parent’s designated representative fails to respond (it being understood that such response may be in the form of a request for additional information or time to consider such request) to a request from the Company for approval required pursuant to this Section 6.01 within five Business Days (or in the event that the Company reasonably requests a prompt response with respect thereto because time is of the essence, three Business Days) after receipt of the Company’s written request, Parent’s approval of such action shall be deemed granted.

Section 6.02. Company Shareholder Meeting; Proxy Statement. The Company shall, in accordance with Applicable Laws and its organizational documents, cause a meeting of its shareholders (the “Company Shareholder Meeting”) to be duly called and held as soon as reasonably practicable (and in any event within 45 days) after clearance of the Form F-4 and the Joint Proxy Statement/Prospectus contained therein by the SEC for the purpose of obtaining the Company Shareholder Approval, and shall comply with all legal requirements applicable to such meeting; provided that such Company Shareholder Meeting shall be held on a date, mutually agreed between the Company and Parent consistent with their obligations under Section 6.02 and Section 7.03, occurring after the sixteenth day of any calendar month. Subject to Section 6.03, the board of directors of the Company shall (i) recommend approval and adoption of this Agreement by the Company’s shareholders and include the Company Board Recommendation in the Joint Proxy Statement/Prospectus and (ii) use its reasonable best efforts to obtain the Company Shareholder Approval. Without limiting the generality of the foregoing, unless and until this Agreement is terminated in accordance with its terms, this Agreement and the Mergers shall be submitted to the Company’s shareholders at the Company Shareholder Meeting, notwithstanding (A) any Adverse Recommendation Change or (B) the making of any Company Acquisition Proposal (whether or not publicly made). The Company shall not, without the prior written consent of Parent, adjourn, postpone or otherwise delay the Company Shareholder Meeting; provided that the Company may, without the prior written consent of Parent, adjourn or postpone the Company Shareholder Meeting, after consultation with Parent, if the Company believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (x) solicit additional proxies necessary to achieve quorum or obtain the Company Shareholder Approval at the Company Shareholder Meeting (including any adjournment or postponement thereof), or (y) distribute any supplement or amendment to the Joint Proxy Statement/Prospectus that the board of directors of the Company has determined in good faith after consultation with outside legal counsel is necessary under Applicable Law and for such supplement or amendment to be reviewed by the Company’s shareholders prior to the Company Shareholder Meeting (including any adjournment or postponement thereof). Subject to the requirement that the Company Shareholder Meeting shall be held on a date occurring after the sixteenth day of any calendar month, after an Adverse Recommendation Change, Parent may require the Company to adjourn or postpone the Company Stockholder Meeting once for a period not to exceed 15 days (but prior to the date that is 10 Business Days prior to the End Date) to solicit additional proxies necessary to obtain the Company Stockholder Approval at the Company Stockholder Meeting (including any adjournment or postponement thereof). After the Company has established a record date for the Company Stockholder Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholder Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless the board of directors of the Company determines in good faith, after considering advice from outside legal counsel to the Company, that such change is necessary under Applicable Law or the Company’s organizational documents. Without the prior written consent of Parent, the adoption of this Agreement and the transactions contemplated hereby (including the Mergers) shall be the only matter (other than matters of procedure and matters required by Applicable Law to be voted on by the Company’s shareholders in connection with the approval of this Agreement and the transactions contemplated hereby) that the Company shall propose to be acted on by the shareholders of the Company at the Company Shareholder Meeting (including any adjournment or postponement thereof).

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Section 6.03. No Solicitation; Other Offers. (a) General Prohibitions. Except as expressly permitted by this Section 6.03, the Company shall not, and shall cause its Subsidiaries and its and their respective officers, directors and employees, and shall instruct and use reasonable best efforts to cause its and its Subsidiaries’ investment bankers, attorneys, accountants, consultants and other agents, advisors, intermediaries and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Company Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any Third Party that is seeking to make, or has made, a Company Acquisition Proposal, (iii) amend or grant any waiver or release under or fail to enforce any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, unless the board of directors of the Company determines after considering advice from outside legal counsel to the Company that the failure to waive or release such provision would be inconsistent with its fiduciary duties under Applicable Law (provided that the foregoing shall not restrict the Company from permitting a Person to orally request the waiver of a “standstill” or similar obligation to the extent necessary to comply with fiduciary duties under Applicable Law), (iv) (A) withdraw or modify in a manner adverse to Parent, or publicly propose to withdraw or modify in a manner adverse to Parent, the approval by the board of directors of the Company of this Agreement and the transactions contemplated hereby or the Company Board Recommendation (it being understood that if any Company Acquisition Proposal structured as a tender or exchange offer is commenced, the board of directors of the Company failing to recommend against acceptance of such tender or exchange offer by the Company’s shareholders within 10 Business Days of commencement thereof pursuant to Rule 14d-2 of the 1934 Act shall be considered a modification in a manner adverse to Parent), (B) fail to make or include the Company Board Recommendation in the Joint Proxy Statement/Prospectus or (C) recommend, adopt or approve or publicly propose to recommend, adopt or approve a Company Acquisition Proposal (any of the foregoing in this clause (iv), an “Adverse Recommendation Change”), or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other agreement relating to a Company Acquisition Proposal. It is agreed that any violation of the restrictions on the Company set forth in this Section by any Subsidiary of the Company or any Representative of the Company or any of its Subsidiaries shall be deemed a breach of this Section by the Company.

(b) Exceptions. Notwithstanding Section 6.03(a), but subject to compliance with the following provisions of this Section 6.03(b), Section 6.03(c) and Section 6.03(d), at any time prior to the adoption of this Agreement by the Company’s shareholders (but in no event after the adoption of this Agreement by the Company’s shareholders):

(i) the Company, directly or indirectly through its Representatives, may (A) subject to the Company’s compliance with Section 6.03(a), (I) contact any Third Party or its Representatives if such Third Party has made after the date of this Agreement a bona fide, unsolicited, written Company Acquisition Proposal solely to clarify the terms and conditions thereof and (II) engage in negotiations or discussions with any Third Party or its Representatives if such Third Party has made after the date of this Agreement a bona fide, unsolicited, written Company Acquisition Proposal that the board of directors of the Company determines in good faith by a majority vote, after considering advice from a financial advisor of nationally recognized reputation and outside legal counsel to the Company, constitutes or would reasonably be expected to result in a Company Superior Proposal and (B) thereafter furnish to such Third Party or its Representatives information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with such Third Party with terms no less favorable to the Company than those contained in the mutual confidentiality agreement dated December 2, 2018, between the Company and Parent (the “Confidentiality Agreement”) (it being agreed that such confidentiality agreement with such Third Party (x) need not contain a “standstill” or similar obligations solely to the extent that Parent is, concurrently with the entry by the Company or its Subsidiaries into such confidentiality agreement, released from any “standstill” or other similar

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obligations in the Confidentiality Agreement, (y) shall not in any event include provisions requiring exclusive negotiations and (z) shall be provided to Parent promptly after the execution thereof); provided that, to the extent that any such non-public information furnished to such Third Party or its Representatives has not been previously provided or made available to Parent, all such information shall be provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party;

(ii) following receipt of a Company Superior Proposal after the date of this Agreement, the board of directors of the Company may (A) make an Adverse Recommendation Change or (B) terminate this Agreement pursuant to and in accordance with Section 10.01(d)(i) and Section 10.03 in order to enter into a definitive, written agreement concerning a Company Superior Proposal; and

(iii) upon the occurrence of a Company Intervening Event, the board of directors of the Company may make an Adverse Recommendation Change so long as the Company shall, prior to the board of directors of the Company making an Adverse Recommendation Change, have (A) provided to Parent four Business Days’ prior written notice (which notice shall not, by itself, constitute an Adverse Recommendation Change), which notice shall set forth in reasonable detail information describing the Company Intervening Event and the rationale for the Adverse Recommendation Change and (B) engaged in good faith negotiations with Parent (to the extent Parent wishes to engage) during such four Business Day period to consider adjustments to the terms and conditions of this Agreement which may be proposed in writing by Parent;

in each case referred to in the foregoing clauses (i)(A)(II), (i)(B), (ii), and (iii), only if the board of directors of the Company determines in good faith by a majority vote, after considering advice from outside legal counsel to the Company, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law. Nothing contained herein shall prevent the board of directors of the Company from (1) complying with Rule 14e-2(a) under the 1934 Act with regard to a Company Acquisition Proposal, (2) issuing “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act or (3) complying with its disclosure obligations under Applicable Laws with regard to a Company Acquisition Proposal, as determined by the board of directors of the Company (after consultation with outside counsel); provided, in each case, that the board of directors of the Company shall not make an Adverse Recommendation Change except in accordance with Section 6.03(b).

(c) Required Notices. In addition to the requirements set forth in Section 6.03(b), the board of directors of the Company shall not take any of the actions referred to in clause (i)(A)(II), (i)(B) or (ii) of Section 6.03(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and, after taking such action, the Company shall continue to advise Parent on a reasonably current basis (but, in any event within 24 hours) of the status and terms of any discussions and negotiations with the applicable Third Party. In addition, the Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company or any of its Representatives of (i) any Company Acquisition Proposal or (ii) any request for information relating to the Company or any of its Subsidiaries or request for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that, in each case, is expressly made in connection with a Company Acquisition Proposal. The Company shall provide such notice in writing and shall identify the Third Party making, and the terms and conditions of, any such Company Acquisition Proposal (including any changes thereto). The Company shall keep Parent informed, on a reasonably current basis (but, in any event within 24 hours), of the status and material details of any such Company Acquisition Proposal or request (including any changes thereto), and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all material written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Company Acquisition Proposal (as well as written summaries of any material oral communications addressing such matters).

(d) “Last Look”. In addition to the requirements set forth in Section 6.03(a), Section 6.03(b) and Section 6.03(c), where an Adverse Recommendation Change is made in response to a Company Acquisition

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Proposal, the board of directors of the Company shall not make an Adverse Recommendation Change pursuant to Section 6.03(b)(ii) or terminate (or seek to terminate) this Agreement pursuant to Section 10.01(d)(i) in order to enter into a definitive, written agreement concerning a Company Superior Proposal, unless (i) the Company promptly notifies Parent, in writing at least four-Business Days before taking such action, of its intention to do so, and attaching the most current version of the proposed agreement under which such Company Superior Proposal is proposed to be consummated and the identity of the Third Party making the Company Acquisition Proposal, (ii) if requested by Parent, during such four-Business Day or longer period, the Company and its Representatives shall have discussed and negotiated in good faith with Parent and its Representatives regarding any proposal by Parent to amend the terms of this Agreement in response to such Company Superior Proposal and (iii) after such four-Business Day or longer period, the board of directors of the Company determines in good faith by a majority vote, after considering advice from a financial advisor of nationally recognized reputation and outside legal counsel to the Company, and taking into account any proposal by Parent to amend the terms of this Agreement made during such period, that (A) such Company Acquisition Proposal continues to be a Company Superior Proposal and (B) the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law (it being understood and agreed that any amendment to the financial or other material terms of any such Company Superior Proposal shall require a new written notification from the Company and a new notice period under clause (i) of this Section 6.03(d), during which period the Company shall be required to comply with the other requirements of this Section 6.03(d) anew (except that the referenced four-Business Day period shall be two Business Days for such purposes)).

(e) Definition of Company Superior Proposal. For purposes of this Agreement, “Company Superior Proposal” means any bona fide, unsolicited written Company Acquisition Proposal for at least a majority of the outstanding shares of Company Common Stock or all or substantially all of the consolidated assets of the Company and its Subsidiaries on terms that the board of directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel, and taking into account all the terms and conditions of such Company Acquisition Proposal (including the likelihood of consummation and all financial, regulatory, legal and other aspects of such Company Acquisition Proposal), would result in a transaction that (i) if consummated, is more favorable to all of the holders of Company Common Stock from a financial point of view than as provided hereunder (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(d)) and (ii) is reasonably likely to be consummated on the terms proposed.

(f) Obligation to Terminate Existing Discussions. The Company shall, and shall cause its Subsidiaries and use its reasonable best efforts to cause its and their respective Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Company Acquisition Proposal. The Company shall use its reasonable best efforts to request that any such Third Party and its Representatives in possession of confidential information about the Company or its Subsidiaries that was furnished by or on behalf of the Company in connection with such Third Party’s consideration of making a Company Acquisition Proposal to such Persons under an executed confidentiality agreement to return or destroy all such information as promptly as practicable after the date hereof (if and as provided in the terms of such confidentiality agreement).

Section 6.04. Access to Information. From the date hereof until the Closing, upon reasonable notice and subject to Applicable Law and the Confidentiality Agreement, the Company shall promptly (a) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access, during normal business hours, to the offices, properties, books and records of the Company and its Subsidiaries (so long as any such access does not unreasonably interfere with the Company’s business) and (b) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request (including in connection with the preparation of the Form F-4 and the Parent Disclosures and Filings) and instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation of the Company and its Subsidiaries, in the case of each of (a) and (b), solely to the extent that such access, cooperation or furnishing of

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data or other information is related to planning for integration or operation of HoldCo and its Subsidiaries and their respective businesses following the Closing, performance of any covenants or obligations under this Agreement (including the preparation of the Form F-4 and the Parent Disclosure Filings) or the satisfaction of any condition to Closing; provided that the foregoing shall not require the Company to (x) permit any invasive environmental sampling by or on behalf of Parent at any Company Real Property (provided that, for purposes of this Section 6.04, references to materiality in the definition of “Company Leased Real Property” shall be disregarded) or (y) permit any inspection of, or to disclose, any information to the extent that (i) in the reasonable good faith judgment of the Company, any Applicable Law requires the Company or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) in the reasonable good faith judgment of the Company, the information is subject to confidentiality obligations to a third party or (iii) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, further, that with respect to clauses (i) through (iii), the Company shall use its commercially reasonable efforts to (1) obtain the required consent of any such third party to provide such inspection or disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company and (3) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without violating Applicable Law or jeopardizing such privilege. The Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. The Company shall instruct its external auditors to cooperate with Parent’s external auditors as soon as reasonably practicable to agree on the necessary processes and procedures that are required to be undertaken by each of them in relation to the preparation of the Parent Disclosures and Filings. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. All information furnished pursuant to this Section shall be subject to the Confidentiality Agreement; provided that in no event shall the terms of the Confidentiality Agreement be deemed to prevent the disclosure of any information by Parent in the Parent Disclosures and Filings to the extent such disclosure is required under Applicable Law. No information or knowledge obtained in any investigation pursuant to this Section 6.04 shall affect or be deemed to modify any representation or warranty made by the Company hereunder. Within 60 calendar days following the date of this Agreement, the Company agrees to use good faith efforts to provide to Parent copies of any Contract between the Company or any of its Subsidiaries, on the one hand, and a Governmental Authority on the other hand, including any Contract involving granting of tax incentives, settlement agreements, term of adjustment of conduct (termo de ajuste de conduta or termo de compromisso — TAC), leniency agreements or similar Contracts.

Section 6.05. Financing Cooperation.

(a) The Company shall use its commercially reasonable efforts to, at the Parent Entities’ expense, cooperate with Parent and HoldCo in its efforts to consummate the Debt Financing. Such commercially reasonable efforts shall include, to the extent reasonably requested by Parent, (i) providing reasonable access to information (financial or otherwise) relating to Company and its Subsidiaries to the Financing Sources (including information to be used in the preparation of an information package regarding the business, operations, financial projections and prospects of Parent, HoldCo and the Company customary or reasonably necessary for the completion of the Debt Financing) to the extent reasonably requested by Parent to prepare customary offering or information documents to be used for the completion of the Debt Financing, (ii) using commercially reasonable efforts to provide direct contact between prospective lenders and the management team and other appropriate officers and representatives of the Company, in each case upon reasonable notices and at mutually agreed upon dates and times, and making available customary documents and information relating to the Company and its Subsidiaries as may be reasonably requested by the prospective lenders or the SEC in connection with the prospective lenders’ due diligence investigation of the Company and its Subsidiaries and completion of the Debt Financing, (iii) providing assistance in preparation of confidential information memoranda, preliminary offering

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memoranda, rating agency presentations, lender presentations, private placement memoranda, prospectuses and other similar documents, and financial information and other materials, in each case required or customary to be used in connection with obtaining the Debt Financing and limited to information to be contained therein with respect to the Company and its Subsidiaries, (iv) using commercially reasonable efforts to cooperate with the marketing efforts of Parent and HoldCo and its Financing Sources in connection with the Debt Financing, including participation in a reasonable number of management presentation sessions, “road shows” and sessions with rating agencies, in each case upon reasonable notices and at mutually agreed upon dates and times, (v) providing assistance in obtaining any consents of third parties necessary in connection with the Debt Financing, including executing any supplemental indentures or other instruments to give effect to such consents, waivers or amendments, (vi) providing assistance in customary payoff letters with respect to existing indebtedness of the Company and its Subsidiaries and releasing Liens securing such indebtedness, in each case to take effect at the First Effective Time, (vii) cooperation with respect to matters relating to pledges of collateral described in the Commitment Letter to take effect at the First Effective Time in connection with the Debt Financing, (viii) assisting Parent and HoldCo in securing the cooperation of the independent accountants of the Company and its Subsidiaries, including with respect to the delivery of accountants’ comfort letters and consents of accountants for use of their reports in any materials relating to the Debt Financing and in connection with any filings required to be made by Parent or HoldCo pursuant to the 1933 Act or the 1934 Act (including a registration statement), (ix) subject to customary confidentiality provisions, providing customary authorization letters to the Financing Sources (that are also provided by Parent and HoldCo with respect to its information) authorizing the distribution of information to prospective lenders or investors and (x) using commercially reasonable efforts to provide the financial information and deliver the financial statements necessary for the satisfaction of the obligations and conditions set forth in the Commitment Letter within the time periods required thereby; provided that the foregoing shall not require any payment or incurrence of any liability by the Company or its Subsidiaries.

(b) Subject to Sections 6.5(c) and (d) below, each of the Parent Entities shall use its commercially reasonable efforts to, at the Company’s expense, cooperate with the Company in its efforts to refinance the Company’s 4.60% Notes Due 2020 (the “2020 Notes”, and such refinancing, the “2020 Notes Refinancing”). Such commercially reasonable efforts shall include, to the extent reasonably requested by the Company, (i) using commercially reasonable efforts to provide direct contact between prospective lenders and the management team and other appropriate officers and representatives of the Parent, in each case upon reasonable notices and at mutually agreed upon dates and times, (ii) providing assistance in preparation of confidential information memoranda, preliminary offering memoranda, rating agency presentations, lender presentations, private placement memoranda, prospectuses and other similar documents, in each case required or customary to be used in connection with obtaining the 2020 Notes Refinancing and limited to information to be contained therein with respect to the transactions contemplated by this Agreement and (iii) using commercially reasonable efforts to cooperate with the marketing efforts of the Company in connection with the 2020 Notes Refinancing, including participation in a reasonable number of management presentation sessions and sessions with rating agencies, in each case upon reasonable notices and at mutually agreed upon dates and times.

(c) Notwithstanding the foregoing, nothing in Section 6.05(b) shall require cooperation by the Parent Entities or any of their Subsidiaries to the extent it would (i) unreasonably disrupt or interfere with the business or operations of the Parent Entities or any of their Subsidiaries, (ii) require the Parent Entities or any of their Subsidiaries to agree to pay any fees, reimburse any expenses or otherwise incur any actual or potential liability or give any indemnities, (iii) require the Parent Entities or any of their Subsidiaries to take any action that would reasonably be expected, in the reasonable judgment of the Parent Entities, after consultation with its legal counsel, to conflict with, or result in any violation or breach of, any Applicable Laws or Orders, or any charter or similar organizational documents or any material Contract binding on the Parent Entities or any of their Subsidiaries, (iv) restrict or interfere with the Parent Entities’ ability to take the actions they are permitted to take under Section 7.01, (v) cause any breach of this Agreement or cause any condition of this Agreement to not be satisfied, (vi) result in a waiver of the attorney-client privilege or the protection of attorney work-product or breach of any obligation of confidentiality (provided that the Parent Entities shall use its commercially

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reasonable efforts to develop an alternative in a manner that does not result in a loss of attorney client privilege) or (vii) require the Parent Entities to (A) pass resolutions or consents or provide approvals, or (B) authorize the execution of, or execute, any document, agreement, certificate or instrument or take any other corporate action with respect to the 2020 Notes Refinancing.

(d) The Company shall indemnify and hold harmless the Parent Entities and each of their Subsidiaries and their respective officers, directors and employees (the “Section 6.05 Indemnitees”) from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorney’s fees) interest, awards, judgments and penalties suffered or incurred in connection with any and all of the matters contemplated by Section 6.05(b) (other than arising from fraud, gross negligence, willful misconduct or intentional misrepresentations, omissions or misstatements on the part of the Parent Entities or their Subsidiaries), whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated. The Company shall, promptly upon request by the Parent Entities, reimburse the Parent Entities for all reasonable and documented out-of-pocket costs and expenses (including reasonable accountants’ and attorneys’ fees) incurred by the Parent Entities or their Subsidiaries in connection with Section 6.05(b), whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, provided that, to the fullest extent permitted by applicable law, the Parent Entities shall not assert, and hereby waive, any claim against Company, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, Section 6.05(b); provided, further, that this Section 6.05(d) shall be subject to any limitation imposed from time to time under New York Law.

(e) The Company shall use commercially reasonable efforts to cooperate, at the Parent Entities’ expense, with Parent and HoldCo in connection with efforts by Parent or HoldCo (i) to consummate consent solicitations to be conducted by Parent or HoldCo, on such terms and conditions as specified and reasonably requested by Parent or HoldCo following consultation with the Company and its legal counsel, to obtain waivers of, or amend, change of control or other applicable covenants contained in the indenture dated as of February 27, 2008 (as amended and supplemented from time to time) (the “Company Unsecured Notes Indenture”) governing the Company’s 5.00% Notes Due 2023 and 6.95% Notes Due 2043 and, to the extent applicable, the 2020 Notes or the 2020 Notes Refinancing (the “Company Unsecured Notes” or the “Company Notes”), and (ii) to obtain a waiver of, or amend, the change of control or other applicable covenant contained in the Company’s €200 million multicurrency revolving facility agreement, dated February 12, 2019 (the “Credit Agreement”), in each case in accordance with the Company Unsecured Notes Indenture, the Credit Agreement and Applicable Laws; provided that Parent and HoldCo shall ensure that, at the Closing, Parent or HoldCo shall have all funds necessary to pay any consideration required to be paid in connection with such waivers or amendments on the Closing Date or, in the event such waivers or amendments are not obtained, to repay in full all amounts that are then or may become due thereunder as a result of the occurrence of the Closing. The Company shall cooperate with regards to the consent solicitations, waivers and amendments contemplated in this paragraph to the same extent set forth in Section 6.05(a). In addition, the Company shall, at the Parent Entities’ reasonable expense, use commercially reasonable efforts to provide or cause to be provided, as and if required by the provisions of the Company Unsecured Notes Indenture or the Credit Agreement, to the trustee under the Company Unsecured Notes Indenture or the administrative agent under the Credit Agreement, any notices, announcements, certificates or legal opinions required by the Company Unsecured Notes Indenture and Credit Agreement to be provided in connection with the consent solicitations, waivers or amendments referenced in this Section 6.05(e) or the Mergers prior to the First Effective Time. Parent (or, after the consummation of the Parent Restructuring, HoldCo) and its counsel shall be given a reasonable opportunity to review and comment on any such notice, announcement, certificate or legal opinion, in each case before such document is provided to such trustee, and the Company shall give reasonable and good faith consideration to any comments made by Parent (or, after the consummation of the Parent Restructuring, HoldCo) and its counsel. Prior to the earlier of (i) the date that is 120 days following the date of this Agreement and (ii) the consummation of the 2020 Notes Refinancing, (x) the form and substance of the consent solicitation statements, related letters of transmittal and other related documents, and any communications with the holders of the Company Notes and the lenders under the Credit Agreement, with respect to the consent solicitations and requests for waivers referred to in this

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Section 6.05 and (y) the timing of the launches of such consent solicitations and requests for waivers, shall in each case be subject to the prior written consent of the Company. The Company acknowledges that (A) Parent (or, after the consummation of the Parent Restructuring, HoldCo) and its counsel shall be given a reasonable opportunity to review and comment on any offering document (including terms and conditions), indentures, credit agreements, notes or other debt instruments and related documentation in connection with the 2020 Notes Refinancing, in each case before such documents are finalized, and the Company shall give reasonable and good faith consideration to any comments by Parent (or, after the consummation of the Parent Restructuring, HoldCo) and its counsel and (B) the aggregate principal amount of the 2020 Notes Refinancing does not exceed the outstanding principal amount of the 2020 Notes (plus, without duplication, any additional indebtedness incurred to pay interest and premium (if any) required by the 2020 Notes and fees and expenses incurred in connection therewith). Furthermore the Company shall use its good faith efforts to agree to terms and conditions under the 2020 Notes Refinancing that would not require any consents or waivers as a result of the transactions contemplated by this Agreement (it being understood that such efforts shall not include accepting pricing terms adverse to the Company).

(f) Parent and HoldCo shall indemnify and hold harmless the Company and each of its Subsidiaries and their respective officers, directors and employees (the “Section 6.05(f) Indemnitees”) from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorney’s fees) interest, awards, judgments and penalties suffered or incurred in connection with any and all of the matters contemplated by this Section 6.05 (other than arising from fraud, gross negligence, willful misconduct or intentional misrepresentations, omissions or misstatements on the part of the Company or its Subsidiaries), whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated. Parent and HoldCo shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable accountants’ and attorneys’ fees) incurred by the Company or its Subsidiaries in connection with this Section 6.05, whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, provided that, to the fullest extent permitted by applicable law, the Company shall not assert, and hereby waives, any claim against Parent and HoldCo, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Section 6.05; provided, further, that this Section 6.05(f) shall be subject to any limitation imposed from time to time under New York Law.

(g) Notwithstanding the foregoing, nothing in this Section 6.05 shall require cooperation by the Company or any of its Subsidiaries to the extent it would (i) unreasonably disrupt or interfere with the business or operations of the Company or its Subsidiaries, (ii) require the Company or its Subsidiaries to agree to pay any fees, reimburse any expenses or otherwise incur any actual or potential liability or give any indemnities prior to the Closing, (iii) require the Company or its Subsidiaries to take any action that would reasonably be expected, in the reasonable judgment of the Company, after consultation with its legal counsel, to conflict with, or result in any violation or breach of, any Applicable Laws or Orders, or any charter or similar organizational documents or any material Contract binding on the Company or its Subsidiaries, (iv) restrict or interfere with the Company’s ability to take the actions it is permitted to take under Section 6.01(i), (v) cause any breach of this Agreement or cause any condition of this Agreement to not be satisfied, (vi) result in a waiver of the attorney-client privilege or the protection of attorney work-product or breach of any obligation of confidentiality (provided that the Company shall use its commercially reasonable efforts to develop an alternative in a manner that does not result in a loss of attorney client privilege) or (vii) require the Company (other than with respect to the consent solicitations, waivers or amendments sought under Section 6.05(e)) to (A) pass resolutions or consents or provide approvals, or (B) authorize the execution of, or execute, any document, agreement, certificate or instrument or take any other corporate action with respect to any financing or refinancing, and that is not contingent on the Closing or that would be effective prior to the First Effective Time.

(h) The parties hereto acknowledge and agree that the provisions of this Section 6.05 shall not create any independent conditions to Closing.

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Section 6.06. Shareholder Litigation. The Company shall give Parent the opportunity to participate (at Parent’s cost and expense) in the defense or (subject to Section 6.01(n)) settlement of any shareholder litigation (including derivative claims) against the Company, any of its Subsidiaries or any of their respective directors or executive officers relating to this Agreement, the Mergers or any of the other transactions contemplated by this Agreement (“Merger-Related Litigation”).

Section 6.07. Section 16 Matters. Prior to the Closing, the Company shall take all such steps as may be required (to the extent permitted under Applicable Law) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

ARTICLE 7

COVENANTS OF PARENT AND HOLDCO

The Parent Entities and the Company agree that:

Section 7.01. Conduct of Parent and HoldCo. From the date hereof until the Closing, except (w) as required by Applicable Law, (x) as expressly contemplated by this Agreement (including, for the avoidance of doubt, any actions required in connection with the Parent Restructuring), (y) as set forth in Section 7.01 of the Parent Disclosure Letter or (z) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent and HoldCo shall, and shall each cause its respective Subsidiaries to, use its commercially reasonable efforts to conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to (i) preserve intact and maintain its present business organizations and (ii) maintain and preserve all goodwill associated with its business, affairs and properties, its reputation and its brand value. Without limiting the generality of the foregoing, from the date hereof until the Closing, except (w) as required by Applicable Law, (x) as expressly contemplated by this Agreement (including, for the avoidance of doubt, any actions required in connection with the Parent Restructuring), or (y) as set forth in Section 7.01 of the Parent Disclosure Letter) or (z) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent and HoldCo shall not, and shall each cause its respective Subsidiaries not to:

(a) amend its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise) (other than, with respect to any wholly-owned Subsidiary of Parent (or, after the consummation of the Parent Restructuring, HoldCo), in any manner that would not have a material adverse effect on the ability of any of the Parent Entities to perform its obligations hereunder or consummate the transactions contemplated by this Agreement);

(b) (i) split, combine or reclassify any Parent Equity Securities, HoldCo Securities or Parent Subsidiary Securities, or amend any term or alter any rights of any Parent Equity Securities, HoldCo Securities or Parent Subsidiary Securities (whether by merger, consolidation or otherwise) (except for any such transaction involving a wholly owned Subsidiary of Parent (or, after the consummation of the Parent Restructuring, HoldCo) which remains a wholly owned Subsidiary after consummation of such transaction), (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any Parent Equity Securities, HoldCo Securities or Parent Subsidiary Securities, except for (x) dividends by any of Parent’s (or, after the consummation of the Parent Restructuring, HoldCo’s) wholly owned Subsidiaries or (y) regular cash dividends with customary record and payment dates in respect of the shares of Parent Stock (or, after the consummation of the Parent Restructuring, HoldCo) as described in Section 7.01 of the Parent Disclosure Letter or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Parent Equity Securities, HoldCo Securities or Parent Subsidiary Securities, except, in the case of this clause (iii), (w) acquisitions and offers of Parent Subsidiary Securities from a wholly owned Subsidiary of

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Parent (or, after the consummation of the Parent Restructuring, HoldCo), (x) in connection with the satisfaction of Tax withholding obligations with respect to equity awards issued by Parent (or, after the consummation of the Parent Restructuring, HoldCo) or any of its Subsidiaries, (y) acquisitions by Parent (or, after the consummation of the Parent Restructuring, HoldCo) in connection with the forfeiture of equity awards issued by Parent (or, after the consummation of the Parent Restructuring, HoldCo) or any of its Subsidiaries or (z) acquisitions by Parent (or, after the consummation of the Parent Restructuring, HoldCo) in connection with the net exercise of Parent Stock Options;

(c) issue, deliver or sell, or authorize the issuance, delivery or sale of, any Parent Equity Securities, Parent Subsidiary Securities or HoldCo Securities, other than the issuance, sale or grant (i) of any Parent Equity Securities (or, after the consummation of the Parent Restructuring, HoldCo Securities) (x) upon the exercise of Parent Stock Options, Parent Restricted Stock or settlement of Parents SUs that are outstanding on the date of this Agreement or issued after the date hereof not in violation of this Agreement and which are subject to settlement in accordance with their terms without regard to the transactions contemplated by this Agreement or (y) required pursuant to obligations which are outstanding on the date hereof or granted hereafter in the ordinary course under a Parent Employee Plan, in each case, in accordance with the terms of the applicable Parent Employee Plan or (ii) of any Parent Subsidiary Securities to Parent (or, after the consummation of the Parent Restructuring, HoldCo) or any other wholly owned Subsidiary of the Parent (or, after the consummation of the Parent Restructuring, HoldCo) in the ordinary course of business of Parent (or, after the consummation of the Parent Restructuring, HoldCo) and its Subsidiaries consistent with past practice; provided that in no event shall the Parent Entities issue, deliver or sell, or authorize the issuance, delivery or sale of, any Parent Equity Securities, Parent Subsidiary Securities or HoldCo Securities such that the Founding Controlling Parent Shareholders’ Bound Shares (as defined in the Parent Shareholder Support Agreement) cease to represent more than half of the voting shares of Parent (or, after the consummation of the Parent Restructuring, HoldCo);

(d) other than capital expenditures contemplated by the capital expenditure budget set forth in Section 7.01(d) of the Parent Disclosure Letter, spend or commit to spend in excess of $50 million individually or $120 million in the aggregate in any year to buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than supplies in the ordinary course of business of Parent and its Subsidiaries consistent with past practice; provided that neither Parent or HoldCo nor any of their Subsidiaries shall enter into any such transaction that would, or would reasonably be expected to, prevent, materially delay (beyond the date on which all conditions to Closing are reasonably expected to be satisfied) or materially impair the consummation of the transactions contemplated by this Agreement;

(e) create, incur, assume or otherwise become liable with respect to any indebtedness for borrowed money or guarantee thereof (whether evidenced by a note or other instrument, pursuant to an issuance of debt securities, financing lease, sale-leaseback transaction or otherwise), other than (i) indebtedness for borrowed money or guarantee thereof solely between Parent (or, after the consummation of the Parent Restructuring, HoldCo) and a Subsidiary of Parent (or, after the consummation of the Parent Restructuring, HoldCo) or solely between Subsidiaries of Parent (or, after the consummation of the Parent Restructuring, HoldCo), (ii) indebtedness for borrowed money or guarantee thereof of Parent (or, after the consummation of the Parent Restructuring, HoldCo) and its Subsidiaries in accordance with limitations on indebtedness restrictions in the Parent’s indebtedness existing on the date of this Agreement and (iii) indebtedness for borrowed money or guarantee thereof to refinance, prepay, repurchase, redeem or replace any existing indebtedness or guarantees;

(f) amend or modify in any material respect, or enter into, any Parent Material Affiliate Contract, other than contracts, amendments or modifications that are entered on arms-length terms with any director or officer of the Company who is not a Founding Controlling Parent Shareholder or an Affiliate, “associate” or “immediate family” member thereof (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act as if such law were applicable to the Founding Controlling Parent Shareholders);

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(g) materially change any financial accounting method, principle or practice, except as required by changes in Accounting Practices Adopted in Brazil (or any interpretation thereof) or by Applicable Law or by any Governmental Authority or quasi-governmental entity (including the Financial Accounting Services Board or any similar organization);

(h) (i) make or change any material Tax election, (ii) change any Tax accounting period, (iii) adopt or change any material method of Tax accounting, (iv) file any material amended Tax Return, (v) file for, enter into or amend any material Tax ruling or Tax grant, concession, closing agreement or similar agreement or arrangement or (vi) surrender or settle any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, in each case of clauses (i) through (vi), to the extent occurring outside the ordinary course of business; provided that, for avoidance of doubt, (x) any amendments to Tax Returns made with the sole purpose of correcting errors or misdeclarations in the ordinary course of business and (y) any Tax refund or offset claims made in connection with any existing legal proceedings in which Parent or any of its Affiliates is seeking the acknowledgment of its right to a refund or offset of Tax unduly paid or paid in excess, in each case shall not be deemed material for purposes of this clause (h);

(i) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent, HoldCo any of their respective Subsidiaries (other than transactions involving Parent’s Subsidiaries that would not have a material adverse effect on the ability of any of the Parent Entities to perform its obligations hereunder or consummate the transactions contemplated by this Agreement); or

(j) agree, propose, authorize, resolve or commit to do any of the foregoing.

To expedite and streamline the discussion process with and securing the consent of the Company under this Section 7.01, the Company shall designate one representative within its integration team who shall have the authority to review and issue written consents on behalf of the Company upon request by Parent, and shall ensure that such representative is available to have discussions with Parent in a reasonably timely manner (and in the event that Parent reasonably requests a prompt response with respect thereto because time is of the essence, the Company shall ensure that such representative shall provide a response within three Business Days of any such request, it being understood that such response may be in the form of a request for additional information or time to consider such request), in the event that Parent seeks to engage in any conduct falling within subparagraphs (a) through (j) above or which otherwise is outside the ordinary course of business of Parent and its Subsidiaries. If the Company’s designated representative fails to respond (it being understood that such response may be in the form of a request for additional information or time to consider such request) to a request from Parent for approval required pursuant to this Section 7.01 within five Business Days (or in the event that Parent reasonably requests a prompt response with respect thereto because time is of the essence, three Business Days) after receipt of Parent’s written request, the Company’s approval of such action shall be deemed granted. All references in this paragraph to Parent shall, after the consummation of the Parent Restructuring, be deemed to be references to HoldCo.

Section 7.02. Obligations of HoldCo and Merger Subs. Each of the Parent Entities shall take all action necessary (including HoldCo’s adoption of this Agreement in its capacity as the sole shareholder of Merger Sub I, and Merger Sub I’s adoption of this Agreement in its capacity as the sole shareholder of Merger Sub II, in each case, immediately following the execution and delivery of this Agreement and in accordance with the Applicable Law) to cause the Parent Entities to perform their obligations under this Agreement and to consummate the Mergers and the Parent Restructuring on the terms and conditions set forth in this Agreement. HoldCo and the Merger Subs shall, and Parent shall cause HoldCo and Merger Subs to, comply with all of their respective obligations under this Agreement and not engage in any activities of any nature except as provided in or contemplated by this Agreement.

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Section 7.03. Parent Entity Meetings; Shareholder Materials.

(a) Parent and HoldCo shall cause an extraordinary general meeting of shareholders to be duly called to resolve upon the Parent Contribution (the “Parent Contribution Meeting”). The Parent Contribution Meeting shall be held on the same date as the Company Shareholder Meeting for the purpose of obtaining the Parent Entity Approvals related to the issuance of HoldCo Shares to the Founding Controlling Parent Shareholders (which issuance shall occur prior to the Closing subject to the terms and conditions set forth in this Agreement), and shall comply with all legal requirements applicable to such meetings, including preparing and sending or making available all documents, reports and information required under Applicable Law in connection with such meetings or to obtain the Parent Entity Approvals thereat.

(b) Parent and HoldCo shall cause a board of directors meeting and an extraordinary general meeting of shareholders to be duly called to resolve upon the Restructuring Merger of Shares (the “Parent Restructuring Meetings”). Parent and HoldCo shall use their reasonable best efforts to cause the Parent Restructuring Meetings to be held on the same date as the Company Shareholder Meeting for the purpose of obtaining the Parent Entity Approvals required in connection with the Restructuring Merger of Shares (which transaction shall occur prior to the Closing subject to the terms and conditions set forth in this Agreement), and shall comply with all legal requirements applicable to such meetings, including preparing and making available all documents, reports and information required under Applicable Law in connection with such meetings or to obtain the Parent Entity Approvals thereat. The board of directors of Parent and HoldCo, as applicable, shall (i) approve the Parent Restructuring, the Mergers and the other the transactions contemplated hereby and recommend approval of the transactions contemplated by the Parent Restructuring, the Mergers and the other the transactions contemplated hereby by Parent’s shareholders and HoldCo’s shareholders (the “Parent Restructuring Board Recommendation”) and include the Parent Restructuring Board Recommendation in the call notice and supporting materials to be sent or made available to the shareholders for purposes of the Parent Entity Approvals and (ii) use its reasonable best efforts to obtain the Parent Entity Approvals. Without limiting the generality of the foregoing, unless and until this Agreement is terminated in accordance with its terms, the Parent Restructuring shall be submitted for a vote of Parent’s and HoldCo’s shareholders at the Parent Restructuring Meetings, notwithstanding the making of any Parent Acquisition Proposal (whether or not publicly made). Parent and HoldCo shall not, without the prior written consent of the Company, adjourn, postpone or otherwise delay the Parent Restructuring Meetings; provided that Parent may, without the prior written consent of the Company, adjourn or postpone the shareholder meeting of Parent’s shareholders to approve the Restructuring Merger of Shares, after consultation with the Company, if Parent believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to distribute any supplement or amendment to the call notice and supporting materials to be sent or made available to the shareholders for purposes of the approval of the Restructuring Merger of Shares that the board of directors of Parent has determined in good faith after consultation with outside legal counsel is reasonably likely to be necessary under Applicable Law and for such supplement or amendment to be reviewed by Parent’s shareholders prior to the shareholder meeting to approve the Restructuring Merger of Shares (including any adjournment or postponement thereof). Without the prior written consent of the Company, the transactions contemplated by the Parent Restructuring shall be the only matter (other than matters of procedure and matters required by Applicable Law to be voted on by Parent’s or HoldCo’s shareholders in connection with the approval of such transactions) that Parent and HoldCo shall propose to be acted on at the Parent Restructuring Meetings (including any adjournment or postponement thereof).

(c) HoldCo shall cause a board of directors meeting and an extraordinary general meeting of shareholders to be called to resolve upon the Second Merger (the “HoldCo Approval Meetings”). The HoldCo Approval Meetings shall be held on the same date as the Company Shareholder Meeting for the purpose of obtaining the Parent Entity Approvals required for the Second Merger (the “HoldCo Merger Approvals”), and shall comply with all legal requirements applicable to such meetings, including preparing and making available all documents, reports and information required under Applicable Law in connection with such meetings or to obtain the Parent Entity Approvals thereat. The board of directors of HoldCo, as applicable, shall (i) approve the

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Second Merger and recommend approval of the transactions contemplated by the Second Merger by HoldCo’s shareholders (the “HoldCo Board Recommendation”) and include the HoldCo Board Recommendation in the call notice and supporting materials to be sent or made available to the shareholders for purposes of the HoldCo Merger Approvals and (ii) use its reasonable best efforts to obtain the HoldCo Merger Approvals. Without limiting the generality of the foregoing, unless and until this Agreement is terminated in accordance with its terms, the Second Merger shall be submitted for a vote of HoldCo’s shareholders at the HoldCo Approval Meetings, notwithstanding the making of any Parent Acquisition Proposal (whether or not publicly made). HoldCo shall not, without the prior written consent of the Company, adjourn, postpone or otherwise delay the HoldCo Approval Meetings. Without the prior written consent of the Company, the transactions contemplated by the Second Merger shall be the only matter (other than matters of procedure and matters required by Applicable Law to be voted on by HoldCo’s shareholders in connection with the approval of such transactions) that HoldCo shall propose to be acted on at the HoldCo Approval Meetings (including any adjournment or postponement thereof).

(d) The parties hereto agree that the actions set forth on Section 7.03(d) of the Parent Disclosure Letter (the “Illustrative Steps Plan”) shall be taken in furtherance of consummating the Parent Restructuring, the Mergers and the other transactions contemplated under this Agreement, including actions and approvals contemplated under this Section 7.03 and Section 8.02(f); provided that the Parent Entities and each of their respective Affiliates may, after prior consultation with the Company, take actions inconsistent with the Illustrative Steps Plan if (i) required by Applicable Law or Order or (ii) such Person determines in its reasonable discretion that such inconsistent actions are necessary or advisable to consummate the Parent Restructuring or the Mergers, and in the case of this clause (ii) such inconsistent actions would not impair or materially delay the consummation of the Parent Restructuring beyond the date the Parent Restructuring is contemplated to be completed in the Illustrative Steps Plan.

Section 7.04. No Solicitation; Other Offers.

(a) General Prohibitions. Each of Parent and HoldCo shall not, and shall cause its Subsidiaries and its and their respective officers, directors and employees, and shall instruct and use reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Parent Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to any of the Parent Entities or any of their Subsidiaries or afford access to the business, properties, assets, books or records of any of the Parent Entities or any of their Subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any Third Party that is seeking to make, or has made, a Parent Acquisition Proposal, (iii) amend or grant any waiver or release under or fail to enforce any standstill or similar agreement with respect to any class of equity securities of any of the Parent Entities or any of their Subsidiaries, (iv) (A) withdraw, revoke or modify in a manner adverse to the Company, or publicly propose to withdraw, revoke or modify in a manner adverse to the Company, the approval by the boards of directors of Parent and HoldCo of this Agreement and the transactions contemplated hereby or (B) recommend, adopt or approve or publicly propose to recommend, adopt or approve a Parent Acquisition Proposal (it being understood that if any Parent Acquisition Proposal structured as a tender or exchange offer is commenced, the boards of directors of Parent and HoldCo failing to recommend against acceptance of such tender or exchange offer by Parent’s or HoldCo’s shareholders within 10 Business Days of commencement thereof shall each be considered a modification in a manner adverse to the Company) or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other agreement relating to a Parent Acquisition Proposal. It is agreed that any violation of the restrictions on Parent or HoldCo set forth in this Section by any Subsidiary of Parent or HoldCo or any Representative of any of the Parent Entities or any of their Subsidiaries shall be deemed a breach of this Section by Parent or HoldCo.

(b) Obligation to Terminate Existing Discussions. Each of the Parent Entities shall, and shall cause its Subsidiaries and use its reasonable best efforts to cause its and their respective Representatives to, cease

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immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Parent Acquisition Proposal, and shall use its reasonable best efforts to request that any such Third Party and its Representatives in possession of confidential information about any of the Parent Entities or any of their Subsidiaries that was furnished by or on behalf of Parent or HoldCo in connection with such Third Party’s consideration of making a Parent Acquisition Proposal to such Persons under an executed confidentiality agreement to return or destroy all such information as promptly as practicable after the date hereof (if and as provided in the terms of such confidentiality agreement).

Section 7.05. Director and Officer Liability. HoldCo shall, and shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a) For six years after the Closing, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative in respect of matters existing or acts or omissions occurring at or prior to the Closing (including this Agreement and the transactions and actions contemplated hereby), arising out of the fact that such Indemnified Person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another Person prior to the Closing, in each case, whether asserted or claimed prior to, at or after the Closing to the fullest extent permitted by New York Law or provided under the Company’s certificate of incorporation and bylaws in effect on the date hereof (and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under New York Law; provided that the Person to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification or such advancement); provided, further, that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.

(b) For six years after the Closing, HoldCo and the Surviving Corporation shall cause to be maintained in effect provisions in the certificate of incorporation and bylaws of the Surviving Corporation (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees, advancement of expenses and exculpation that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c) Prior to the First Effective Time, the Company shall (and, if the Company is unable to, HoldCo shall) cause the Surviving Corporation, effective as of the First Effective Time, to either (i) continue to maintain in effect for six years after the Closing the Company’s directors’ and officers’ insurance policies and fiduciary liability insurance policies (collectively, “D&O Insurance”) in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the Company’s D&O Insurance policies in effect as of the date hereof or (ii) purchase a prepaid directors’ and officers’ liability “tail” insurance policy or other comparable D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the Company’s D&O Insurance policies in effect as of the date hereof; provided that if the aggregate cost for such insurance coverage exceeds 200% of the current annual premium paid by the Company (which amount is set forth in Section 7.05(c) of the Company Disclosure Letter), the Surviving Corporation shall instead be obligated to obtain D&O Insurance with the best available coverage with respect to matters occurring at or prior to the Closing for an aggregate cost of no more than 200% of the current annual premium.

(d) If HoldCo, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such

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consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.05.

(e) The rights of each Indemnified Person under this Section 7.05 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under New York Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Mergers and are intended to benefit, and shall be enforceable by, each Indemnified Person, their heirs and their representatives.

Section 7.06. Employee Matters. (a) For a period of 12 months following the Closing (or such shorter period of employment, as the case may be) (the “Continuation Period”), HoldCo shall, or shall cause its Subsidiaries to, provide to each employee who is employed by the Company or its Subsidiaries at the Closing (each, a “Covered Employee”) (i) a base salary or wages (as applicable) that is no less favorable than the base salary or wages provided to such Covered Employee immediately prior to the Closing, (ii) (x) to the extent already adopted by the Company, a continued annual bonus opportunity for the year in which Closing occurs pursuant to the Company’s annual bonus program for such year and such Covered Employee’s annual bonus award thereunder and (y) for the Continuation Period, target annual bonus opportunities and long-term incentive compensation opportunities that are comparable on an annualized basis to those provided to such Covered Employees in respect of the 12-month period immediately prior to Closing, (iii) severance benefits that are no less favorable than those that would have been provided to such Covered Employee under the applicable severances benefit plans, programs, policies, agreements and arrangements of the Company immediately prior the Closing, and (iv) employee benefits (other than pension benefits, retiree health and welfare benefits and change in control or retention arrangements) that are substantially comparable in the aggregate to those provided to such Covered Employee under the Company Employee Plans immediately prior to the Closing.

(b) Without limiting the generality of Section 7.06(a), from and after the Closing, Parent shall, or shall cause the Surviving Corporation to, honor each Company Employee Plan in accordance with its terms.

(c) With respect to each employee benefit plan, program, policy or arrangement maintained by HoldCo or any of its Subsidiaries following the Closing in which a Covered Employee is eligible to participate (each, a “HoldCo Employee Benefit Plan”), HoldCo shall, or shall cause its Subsidiaries to, use reasonable best efforts to: (i) waive any preexisting condition exclusions, actively at work requirements and waiting periods with respect to participation and coverage requirements applicable to such Covered Employee under any HoldCo Employee Benefit Plan providing medical, dental, vision and other welfare benefits to the same extent such limitation would have been waived or satisfied under the comparable Company Employee Plan that such Covered Employee participated in immediately prior to the Closing and (ii) provide such Covered Employee with credit for any copayments and deductibles paid by such Covered Employee (and his or her eligible dependents) prior to such Covered Employee’s coverage under any HoldCo Employee Benefit Plan during the calendar year in which such amount was paid, to the same extent such credit was given under the employee benefit plan such Covered Employee participated in immediately prior to coverage under such HoldCo Employee Benefit Plan in satisfying any applicable deductible or out-of-pocket requirements under such HoldCo Employee Benefit Plan.

(d) HoldCo shall, or shall cause its Subsidiaries to, recognize for vesting and eligibility purposes (but not for benefit accrual purposes, except for vacation and severance, as applicable) under the employee benefit plans of HoldCo and its Subsidiaries, each Covered Employee’s service prior to the Closing with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary). In no event shall anything contained in this Section 7.06(d) result in any duplication of benefits for the same period of service.

(e) Each cash long-term incentive award that has been granted under a Company Long-Term Cash Incentive Plan (each, a “Company Cash LTI Award”) and that is outstanding as of immediately prior to the

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Closing shall continue to remain outstanding after the Mergers pursuant to the applicable Company Long-Term Cash Incentive Plan; provided that (i) any such Company Cash LTI Award that is subject to performance-based vesting (each, a “Company Performance Cash LTI Award”) shall be converted into an award that is subject solely to time-based vesting assuming, for purposes of determining the amount payable in respect of such Company Performance Cash LTI Award after such conversion, that applicable performance goals have been attained, as of the end of the applicable performance period, at the level at which such performance goals have been attained as of the Closing (determined by the Company using good faith methodology consistent with past practice and assuming that the level of performance during the portion of the applicable performance period that occurs prior to the Closing Date shall have continued until the end of the applicable performance period, and such determination shall be subject to prior review and approval by Parent, provided that such review and approval shall not be unreasonably conditioned, delayed or withheld and shall be limited to confirming that the methods and calculations performed by the Company to determine the level of attainment of applicable performance goals are consistent with past practice) and (ii) notwithstanding the foregoing clause (i) and to the extent applicable, in the case of any Specified Company Cash LTI Award, the amount payable in respect of such award upon vesting of the corresponding conversion award shall equal (x) the grant date value of such award (or, in the case of a Company Performance Cash LTI Award, the value determined under the foregoing clause (i)) multiplied by (y) a fraction, the numerator of which is the greater of (1) NYSE closing price of a share of Company Common Stock on the day immediately prior to the Closing Date and (2) an amount equal to $13.91 multiplied by the Exchange Ratio, and the denominator of which is the NYSE closing price of a share of Company Common Stock on grant date of such Specified Company Cash LTI Award. Any vesting conditions and restrictions in effect in respect of such Company Cash LTI Award (other than performance-based vesting conditions, but including provisions for accelerated vesting upon termination of employment) shall continue in full force and effect in respect of such Company Cash LTI Award and the service-based vesting schedule and other provisions of such Company Cash LTI Award shall otherwise remain in effect; provided, further, that: (1) HoldCo’s board of directors or any committee thereof shall succeed to the authority and responsibility of the board of directors of the Company or any committee thereof with respect to each Company Cash LTI Award and (2) each Company Cash LTI Award shall be subject to administrative procedures consistent with those in effect under the applicable Company Long-Term Cash Incentive Plan. At least 15 days prior to providing to any employee any award amendments or similar governing documents implementing the treatment of the employee’s award in accordance with the provisions above, the Company shall provide the form of such documents to Parent and provide Parent a reasonable opportunity to consult with the Company with respect to such documentation.

(f) Parent and HoldCo hereby acknowledges that the consummation of the transactions contemplated by this Agreement constitutes a “change in control” or “change of control” (or a term of similar import) for purposes of any Company Employee Plan that contains a definition of “change in control” or “change of control” (or a term of similar import), as applicable.

(g) With respect to any Covered Employees based outside of the United States, HoldCo’s obligations under this Section 7.06 shall be modified to the extent necessary to comply with Applicable Laws of the foreign countries and political subdivisions thereof in which such Covered Employees are based.

(h) Without limiting the generality of Section 11.06, nothing in this Section 7.06, express or implied, (i) is intended to or shall confer upon any Person other than the parties hereto, including any Covered Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any benefit plan, program, agreement or arrangement, (iii) shall alter or limit the ability of the Company or any of its Affiliates (or, following the Closing, HoldCo or any of its Affiliates) to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (iv) shall create any obligation on the part of the Company or its Affiliates (or, following the Closing, HoldCo or any of its Affiliates) to employ any Covered Employee for any period following the Closing Date.

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Section 7.07. Financing. (a) Each of Parent and HoldCo shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Debt Financing on the terms and conditions set forth in the Commitment Letter as promptly as practicable after the date hereof, including using its reasonable best efforts to (i) maintain in effect the Commitment Letter until the Mergers and the other transactions contemplated by this Agreement are consummated (it being acknowledged that the commitments under the Commitment Letter may be reduced or terminated in accordance with the Commitment Letter in effect on the date hereof (provided that the aggregate proceeds of the Debt Financing, together with cash, cash equivalents and short-term marketable securities held by the Parent Entities, as of the First Effective Time, will be sufficient to enable Parent and/or HoldCo to pay all amounts required to be paid by them in cash in connection with the transactions contemplated by this Agreement, including the Preferred Stock Consideration and all payments, fees and expenses payable by them arising out of the consummation of the transactions contemplated by this Agreement, the Company Notes and the Credit Agreement)) and (ii) unless Parent or HoldCo shall have reduced the commitments under the Commitment Letter to zero in accordance with the immediately preceding clause (i), (x) timely negotiate definitive agreements with respect to the facilities contemplated by the Commitment Letter on the terms and conditions set forth therein (or other terms agreed to by Parent, HoldCo and the lenders, subject to the restrictions on amendments to the Commitment Letter set forth below), (y) satisfy or cause to be waived on a timely basis all conditions applicable to Parent or HoldCo set forth in the Commitment Letter or such definitive agreements that are within its control and otherwise comply with its obligations thereunder and (z) upon the satisfaction or waiver of such conditions, consummate the Debt Financing. Parent and HoldCo shall take any and all actions necessary to obtain the confirmation of the counterparties to the Commitment Letter that such counterparties have completed and are satisfied with the results of all client identification procedures with respect to HoldCo that are required by such counterparties under the Commitment Letter as promptly as practicable. In the event that all conditions set forth in Section 9.01 and Section 9.02 have been satisfied or waived or, upon funding of the Debt Financing, shall have been satisfied or waived, Parent and HoldCo shall, and shall cause their Subsidiaries to, use reasonable best efforts to cause the Financing Sources providing the Debt Financing to fund on the Closing Date the Debt Financing. Parent and/or HoldCo shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts under the Commitment Letter.

(b) Notwithstanding the foregoing, Parent and/or HoldCo may, in its sole discretion and at any time, replace all or any portion of the Debt Financing provided for in the Commitment Letter with one or more commitments from financial institutions to provide an equal or greater amount of debt financing to be made available on or prior to the Closing Date without the prior written approval of the Company, provided, that Parent and HoldCo shall not, without the Company’s prior written consent (which consent shall not be unreasonably withheld or delayed), permit any such replacement which would (A) except as provided for in clause (i) of paragraph (a) above, reduce the aggregate cash amounts of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount) unless the aggregate amount of the Debt Financing, together with cash, cash equivalents and short-term marketable securities following such reduction is sufficient to pay for all amounts required to be paid by Parent or HoldCo in cash in connection with the Company Notes and Credit Agreement (to the extent consents or waivers pursuant to each are not obtained to the extent required) and the transactions contemplated by this Agreement, including the Preferred Stock Consideration and all payments, fees and expenses payable by them arising out of the consummation of the transactions contemplated by this Agreement or (B) expand, amend, modify or waive any provision of the Commitment Letter in a manner that in any such case would reasonably be expected to (1) materially delay or make materially less likely the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date, (2) materially adversely impact the ability of Parent or HoldCo to enforce its rights against the Financing Sources or any other parties to the Commitment Letter or (3) materially adversely affect the ability of Parent, HoldCo or any of their Subsidiaries to timely consummate the transactions contemplated by this Agreement. Parent and HoldCo shall not amend, modify or agree to any waiver under the Commitment Letter without the prior written approval of the Company if such amendment, modification or waiver would have any of the effects described in clauses (A) or (B) above; provided, that Parent and HoldCo may modify, supplement or amend the Commitment Letter to (x) add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the

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Commitment Letter as of the date of this Agreement and (y) implement or exercise any “market flex” provisions contained in the fee letter related to the Commitment Letter. Upon any replacement contemplated by this Section 7.07(b), (i) the definition of “Commitment Letter” set forth in this Agreement shall be deemed to have been modified as appropriate to reflect such replacement debt financing and any related commitment letter and (ii) any reference in this Agreement to the “Debt Financing” shall mean financing contemplated by the Commitment Letter as modified pursuant to clause (i) above.

(c) If the Debt Financing in an aggregate principal amount (together with cash, cash equivalents and short-term marketable securities on hand) at least equal to all amounts required to be paid by Parent or HoldCo in cash in connection with transactions contemplated by this Agreement, including the Preferred Stock Consideration, Company Notes and Credit Agreement (to the extent consents or waivers pursuant to each are not obtained and to the extent required), and all payments, fees and expenses payable by them arising out of the consummation of the transactions contemplated by this Agreement becomes unavailable on the terms and conditions contemplated by the Commitment Letter, and such unavailable amount is reasonably required to make such payments required to be paid in connection with the transactions contemplated by this Agreement (such event, an “Original Financing Failure”), Parent and HoldCo shall promptly notify the Company in writing of the Original Financing Failure and Parent or HoldCo shall use its reasonable best efforts to arrange and obtain, as promptly as reasonably practicable, alternative financing from alternative sources on terms and conditions not materially less favorable, taken as a whole, to Parent or HoldCo than those contained in the Commitment Letter and the related fee letters and in an amount, when added with cash, cash equivalents and marketable securities of Parent and HoldCo, at least equal to the aggregate principal amount of the Debt Financing or such unavailable portion thereof, as the case may be (the “Alternate Financing”), and to obtain a new financing commitment letter with respect to such Alternate Financing (the “New Commitment Letter”), which shall replace or supplement the existing Commitment Letter; provided that any such Alternate Financing shall not obligate the Company prior to the Closing as a surety, guarantor or indemnitor or to extend credit to any Person. Parent or HoldCo shall promptly provide a true and complete copy of such New Commitment Letter to the Company. In the event a New Commitment Letter is obtained, (i) any reference in this Agreement to the “Commitment Letter” shall be deemed to mean the New Commitment Letter (or, in the event any portion of the existing Debt Financing is still available, shall be deemed to include the New Commitment Letter) and (ii) any reference in this Agreement to the “Debt Financing” shall mean the financing contemplated by the New Commitment Letter (or, in the event any portion of the existing Debt Financing is still available, shall be deemed to include the financing contemplated by the New Commitment Letter).

Section 7.08. Voting of Shares. Each of the Company and the Parent Entities shall vote, or cause to be voted, any shares of Company Common Stock owned by it or any of its Subsidiaries (if any) (other than, for the avoidance of doubt, any such shares held by any employee benefit plan of any of the Parent Entities or any of their Subsidiaries or any trustee or other fiduciary in such capacity under any employee benefit plan) in favor of the adoption of this Agreement at the Company Shareholder Meeting.

Section 7.09. Access to Information. From the date hereof until the Closing, upon reasonable notice and subject to Applicable Law and the Confidentiality Agreement, the Parent Entities shall promptly furnish to the Company, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request solely to the extent the Company requires such information in order to comply with Applicable Law or perform any covenants or obligations under this Agreement (including in connection with the preparation of the Joint Proxy Statement/Prospectus) or such information is related to satisfaction of any condition to Closing; provided that the foregoing shall not require the Parent Entities to disclose any information to the extent that (i) in the reasonable good faith judgment of Parent, any Applicable Law requires Parent or its Subsidiaries to restrict or prohibit access to any such information, (ii) in the reasonable good faith judgment of Parent, the information is subject to confidentiality obligations to a third party or (iii) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, further, that with respect to clauses (i) through (iii), each of the Parent Entities shall use its commercially reasonable efforts to (1) obtain the required consent of any such third party to provide such

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inspection or disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the Company and Parent and (3) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without violating Applicable Law or jeopardizing such privilege. Parent, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Parent shall instruct its external auditors to cooperate with the Company’s external auditors as soon as reasonably practicable to agree on the necessary processes and procedures that are required to be undertaken by each of them in relation to the preparation of the Joint Proxy Statement/Prospectus. All information furnished pursuant to this Section shall be subject to the Confidentiality Agreement; provided that in no event shall the terms of the Confidentiality Agreement be deemed to prevent the disclosure of any information by the Company in the Joint Proxy Statement/Prospectus to the extent such disclosure is required under Applicable Law. No information or knowledge obtained in any investigation pursuant to this Section 7.09 shall affect or be deemed to modify any representation or warranty made by any of the Parent Entities hereunder.

Section 7.10. Board of Directors of HoldCo. Prior to the Second Effective Time, each of the Parent Entities shall take all action necessary to cause the board of directors of HoldCo, as of the Second Effective Time, to be increased by three directors and to cause the persons mutually agreed by the Company and Parent from the current directors of the Company as of the date of this Agreement to be appointed to the board of directors of HoldCo.

Section 7.11. Establishment of ADR Facility; NYSE Listing.

(a) The Parent Entities shall cause a sponsored American depositary receipt (“ADR”) facility (the “ADR Facility”) to be established with a reputable national bank reasonably acceptable to the Company (the “Depositary Bank”) for the purpose of issuing the HoldCo ADSs, including entering into a customary deposit agreement with the Depositary Bank establishing the ADR Facility (the “Deposit Agreement”), to be effective as of the Second Effective Time, and filing with the SEC the Form F-6. The Parent Entities shall consider in good faith the comments of the Company on the Deposit Agreement, and the Deposit Agreement shall be subject to the approval of the Company, such approval not to be unreasonably withheld. In any event, subject to the prior sentence and Applicable Law, the Deposit Agreement shall (i) provide (A) that each HoldCo ADS under the ADR Facility shall represent and be exchangeable for one HoldCo Share, (B) for customary provisions for the voting by the Depositary Bank of such HoldCo Shares as instructed by the holders of the HoldCo ADSs, (C) for the issuance, at the request of a holder, of either certificated or uncertificated ADRs, (D) subject to the limitations provided for in General Instruction I.A.1 of Form F-6, that holders of HoldCo ADSs shall have the right at any time to exchange their HoldCo ADSs for the underlying HoldCo Shares and (E) that the HoldCo Shares deposited by the Parent Entities with the custodian (the “Custodian”) for the ADR Facility shall be held by the Custodian for the benefit of the Depositary Bank, (ii) require the Depositary Bank to forward voting instructions and other shareholder communications (including notices, reports and proxy solicitation materials) to the registered holders of HoldCo ADSs promptly following its receipt of such materials, (iii) include customary provisions for the distribution to holders of HoldCo ADSs of dividends, other distributions or the rights to participate in any rights offerings in each case received by the Custodian from the Parent Entities (or in certain cases the U.S. dollars available to the Depositary Bank from the net proceeds of the sale of the foregoing) and (iv) not permit (x) except as required by Applicable Law, any amendment that prejudices any right of HoldCo ADS holders without giving at least 30 days’ notice to the holders of the outstanding HoldCo ADSs, or (y) any termination by HoldCo or the Depositary Bank on less than 30 days’ written notice to HoldCo ADS holders. The Deposit Agreement shall not provide for (I) a right of any of the Parent Entities to withdraw HoldCo Shares from the custody account maintained by the Custodian or (II) fees to be imposed by the Depositary Bank upon holders of HoldCo ADSs in connection with the sale or transfer of such HoldCo ADSs on the NYSE. The material terms of the Deposit Agreement and the HoldCo ADSs shall be described in the Form F-4 and the Joint Proxy

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Statement/Prospectus. At or prior to the Second Effective Time, the Parent Entities shall cause the Depositary Bank to issue a number of HoldCo ADSs sufficient to constitute the Common Stock Consideration. The Parent Entities shall use reasonable best efforts to cause the HoldCo ADSs to be eligible for settlement through the Depository Trust Corporation.

(b) The Parent Entities shall use its reasonable best efforts to cause the HoldCo ADSs issuable pursuant to the Second Merger to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the establishment of the ADR Facility, and in any event prior to the Second Effective Time.

Section 7.12. Proxy. Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the Founding Controlling Parent Shareholders in doing, all things reasonably necessary, proper or advisable under Applicable Law to cause each of the Founding Controlling Parent Shareholders and each of the other Parent Entities to comply with any and all their obligations, agreements and covenants under the Parent Shareholder Support Agreement and this Agreement. In the event any Founding Controlling Parent Shareholder or any of the Parent Entities fails to fulfill any of its obligations, agreements or covenants under the Parent Shareholder Support Agreement, upon the written request of the Company, Parent hereby agrees to exercise any rights available under the proxy granted to Parent under Section 5.07 of the Parent Shareholder Support Agreement, solely to the extent the exercise of such right (a) is consistent with the terms and conditions of this Agreement and the Parent Shareholder Support Agreement and (b) is reasonably necessary to approve or effectuate the consummation of the Parent Restructuring, the Mergers or the other transactions contemplated hereby. For the avoidance of doubt, any failure of any of the Founding Controlling Parent Shareholders or any of the Parent Entities to promptly and fully perform, observe or discharge its obligations, agreements and covenants under the Parent Shareholder Support Agreement or the Merger Agreement in accordance with the terms hereof and thereof shall constitute a breach of Parent hereunder for which the Company may obtain any and all remedies that would otherwise be available in the event of a breach by Parent. After the Founding Controlling Parent Shareholders call and hold the Previous Meeting (as defined in the Shareholders’ Agreement of Parent, dated February 12, 2015) in accordance with Section 3.01 of the Parent Shareholder Support Agreement to approve the Parent Contribution, the Restructuring Merger of Shares and the Mergers, Parent shall not take, or fail to take, any action that would result in the revocation, modification or withdrawal of such approval.

ARTICLE 8

COVENANTS OF PARENT, HOLDCO AND THE COMPANY

The parties hereto agree that:

Section 8.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and each of the Parent Entities shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable under Applicable Law to consummate and effect the Mergers, the Parent Restructuring and the other transactions contemplated by this Agreement as promptly as reasonably practicable, including using reasonable best efforts to (i) take such actions as are necessary to cause the conditions set forth in Article 9 to be satisfied as promptly as reasonably practicable (provided that nothing in this Agreement shall be deemed to obligate any party to waive any such conditions), (ii) prepare, make and file, as promptly as practicable, all notices, statements, filings, submissions of information, applications and other documents with any Governmental Authorities as are necessary, proper or advisable to consummate the Mergers and the other transactions contemplated by this Agreement, (iii) obtain, as promptly as reasonably practicable, and maintain all consents, approvals, authorizations, clearances, actions, non-actions, waivers, licenses, registrations, permits, variances, exemptions, orders and other confirmations from any Governmental Authorities or other third parties as are necessary, proper or advisable to consummate the Mergers and the other transactions contemplated by this Agreement, (iv) resolve, as promptly as reasonably practicable, any objections as may be asserted by any Governmental Authority in connection with any Competition Laws with respect to the

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transactions contemplated hereby and to avoid the entry of, or effect the dissolution of, any decree, Order, judgment, injunction, temporary restraining order or other Order in any suit or proceeding, that would otherwise have the effect of preventing, enjoining or prohibiting the consummation of the transactions contemplated hereby (including by defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the Mergers) and (v) cooperate to the extent reasonable with the other parties hereto in their respective efforts to comply with their respective obligations under this Agreement. In furtherance of the requirements of this Section 8.01, the Parent Entities and their Affiliates shall undertake any effort or take any action (including by (A) entering into any settlement, undertaking, consent decree, stipulation or agreement (including any mitigation agreement) with any Governmental Authority in connection with the Merger or the other transactions contemplated hereby, (B) litigating, appealing, challenging or taking any other action with respect to any action or proceeding by any Governmental Authority, (C) divesting, holding separate or otherwise disposing of (including by establishing a trust or otherwise) any businesses, operations, assets, product lines or properties of any of the Parent Entities, the Company or any of their respective Subsidiaries, or (D) taking any other action (or otherwise agree to do any of the foregoing) or agreeing to any prohibition, limitation, monitoring or reporting on its ownership, operation or control of or with respect to, any of its or the Surviving Corporation’s Subsidiaries or any of their respective Affiliates’ business, operations, assets, product lines, or properties, (E) not competing in any geographic area or line of business and/or (F) restricting the same manner in which, or whether, the Company or any of its Subsidiaries, any of the Parent Entities or any of their respective Affiliates may carry on business in any part of the world (collectively, the actions described in clauses (A) through (F), the “Remedial Actions”)) necessary or required in order to obtain any Required Governmental Approvals (including taking such Remedial Actions or agreeing to take such Remedial Actions as promptly as reasonably practicable); provided that the parties hereto understand and agree that nothing in this Section 8.01 or anything else in this Agreement shall require any party hereto or any of its Affiliates (and neither the Company nor any of its Subsidiaries shall offer or agree to, without Parent’s prior written consent, any of the following), and the reasonable best efforts of any party hereto shall not be deemed to include any obligation (i) to take the actions set forth in Section 8.01(a)(i) of the Company Disclosure Letter, (ii) after consulting and cooperating with and considering in good faith the views of the Company with respect thereto, to take or agree to take any Remedial Actions (other than Remedial Actions described in clause (B) of the definition thereof) prior to the date that is ten months after the date of this Agreement (provided that each of the Parent Entities is otherwise using reasonable best efforts to consummate and effect the Mergers, the Parent Restructuring and the other transactions contemplated by this Agreement as required by this Section 8.01, including taking the Remedial Actions described in clause (B); provided, further, that, on and after the date that is ten months after the date of this Agreement, the Parent Entities and their respective Affiliates shall take or agree to take all actions (subject to clauses (i) and (iii) of this proviso), including Remedial Actions, in the most expeditious manner practicable necessary or required in order to obtain any Required Governmental Approvals in accordance with this Section 8.01(a)) or (iii) to agree to any Remedial Actions with respect to any businesses, assets, operations, properties or product lines of Parent, the Company and their respective Subsidiaries (collectively, the “Combined Company”) in (x) Brazil, if such Remedial Actions would result, in the aggregate, in a loss of Gross Sales in Brazil in an amount exceeding the amount set forth in Section 8.01(a)(ii) of the Company Disclosure Letter or (y) any jurisdictions other than Brazil, if such Remedial Actions would result, in the aggregate, in a loss of Gross Sales in countries other than Brazil in an amount exceeding the amount set forth in Section 8.01(a)(iii) of the Company Disclosure Letter.

(b) To the extent permitted by Applicable Law, the parties shall jointly cooperate and consult with each other regarding the defense of the transactions contemplated hereby before any Governmental Authority; provided that Parent shall, after considering in good faith the Company’s views and comments, be entitled, subject to compliance with its obligations under this Section 8.01, to control and direct such defense and take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, Governmental Authorities regarding the transactions contemplated hereby.

(c) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of all initial filings (being a pre-notification draft, in jurisdictions where such is the custom) as

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may be required in connection with the Required Competition Approvals as promptly as practicable and in any event within 30 Business Days after the date hereof (provided that the filings in connection with the Required Competition Approvals set forth in Section 8.01(c)(i) of the Company Disclosure Letter shall be made as promptly as practicable and in any event within 40 Business Days after the date hereof), and supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to any Competition Laws; provided that none of the Parent Entities, the Company or any of their Subsidiaries shall be permitted to make any filings in connection with the Required Competition Approvals set forth in Section 8.01(c)(ii) of the Company Disclosure Letter prior to the Closing Date without the other party’s consent. Subject to Parent’s compliance with its obligations under this Section 8.01, Parent shall, on behalf of the parties hereto, control and lead all communications and strategy relating to the Competition Laws, after consulting and cooperating with and considering in good faith the views of the Company with respect thereto. The Company shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Authority without the consent of Parent (not to be unreasonably withheld, delayed or conditioned), and Parent shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Authority without consulting with and considering in good faith the views of the Company with respect thereto.

(d) To the extent permitted by Applicable Law, the parties shall jointly develop the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Competition Laws prior to their submission. Prior to the Closing, to the extent permitted by Applicable Law, each party hereto shall (i) consult with the other parties hereto with respect to, and shall provide any necessary or appropriate information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of), all filings made by such party with any Governmental Authority or any other information supplied by such party to, or meetings, conferences or correspondence with, any Governmental Authority in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, (ii) permit the other parties or their counsel to review in advance any information, correspondence or filing (and the documents submitted therewith) intended to be given by it to any Governmental Authority; provided that such materials may be redacted to remove references to commercially or competitively sensitive information before being shared with the Company with respect to the businesses of Parent and its Subsidiaries, (iii) to the extent permitted by the applicable Governmental Authority, give the other parties or their counsel the opportunity to attend and participate in any meetings or conferences with such Governmental Authority and (iv) if such party receives a request for additional information or documentary material from any Governmental Authority with respect to the Mergers or any of the other transactions contemplated by this Agreement, use reasonable best efforts to provide, or cause to be provided, after consultation with the other parties hereto, such additional information or material as promptly as practicable.

(e) Prior to the Closing, to the extent permitted by Applicable Law, the parties hereto agree to use their respective reasonable best efforts to cooperate to prepare for integration of the businesses and affairs of Parent, HoldCo and the Company from and after the Closing.

(f) The Company and each of the Parent Entities shall cooperate and use commercially reasonable efforts to determine whether any consents, approvals, or waivers are required to be obtained from third parties to Company Material Contracts in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement; provided that, seeking to obtain any such actions, consents, approvals or waivers from third parties shall not be a condition to the consummation of the Mergers and the transactions contemplated hereunder and the Company shall not be required to pay any fees or expenses arising out of, related to or in connection with obtaining such consents and approvals from third parties.

Section 8.02. Certain Filings. (a) The Company, and each of the Parent Entities shall cooperate with one another (i) in connection with the preparation of the Form F-4, the Joint Proxy Statement/Prospectus and the

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Parent Disclosures and Filings, and in determining whether any action by or in respect of, or filing with, any Governmental Authority is required in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement and (ii) in taking any such actions or making any such filings, in each case, that the Company and Parent mutually determine to be required, furnishing information required in connection therewith or with the Form F-4, the Joint Proxy Statement/Prospectus and the Parent Disclosures and Filings. For the avoidance, of doubt, there shall be no requirement that the Company Shareholder Meeting, the Parent Restructuring Meetings, the Parent Contribution Meeting nor the HoldCo Approval Meetings be held on the same date, and each of the Company Shareholder Meeting, the Parent Restructuring Meetings, the Parent Contribution Meeting and the HoldCo Approval Meetings shall be convened and held in accordance with the provisions of Section 6.02 and Section 7.03, respectively, as soon as reasonably practicable, without regard to the date on which the other meeting is convened or held.

(b) Each of the Parent Entities and the Company shall obtain and furnish the information concerning itself and its Subsidiaries required to be included in the Form F-4, Joint Proxy Statement/Prospectus and the Parent Disclosures and Filings. Each of the Parent Entities and the Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC with respect to the Form F-4 or Joint Proxy Statement/Prospectus, as well as any comments and/or requests made by any Governmental Authority with respect to the Parent Disclosures and Filings and the Parent Restructuring, including with respect to registration and issuance of the HoldCo Shares and HoldCo ADSs.

(c) As promptly as reasonably practicable following the date of this Agreement, or at the otherwise appropriate time in the case of the Form 8-A, each of HoldCo and, as applicable, Parent and the other Parent Entities shall prepare and file with the SEC the Form F-4 containing the Joint Proxy Statement/Prospectus, a registration statement on Form 8-A (“Form 8-A”) in connection with the registration under the 1934 Act of the HoldCo ADSs to be issued pursuant to the Mergers and the underlying HoldCo Shares and file the Parent Disclosures and Filings with the applicable Governmental Authorities. Each of the Parent Entities shall cause the Depositary Bank to prepare and file with the SEC a registration statement on Form F-6 relating to the registration under the Securities Act of the issuance of the HoldCo ADSs (the “Form F-6”). Each of HoldCo and Parent shall use its reasonable best efforts to have the Form F-4, Form 8-A and Form F-6 declared effective under the 1933 Act and the 1934 Act, as applicable, as promptly as practicable after such filing and to keep the Form F-4, Form 8-A and Form F-6 effective as long as necessary to consummate the transactions contemplated hereby. Each of HoldCo and Parent shall take any action required to be taken under any applicable state securities laws in connection with the issuance of HoldCo Shares as may be reasonably requested in connection with any such action. Promptly after the effectiveness of the Form F-4, the Company and HoldCo shall cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s shareholders, and if necessary, after the definitive Joint Proxy Statement/Prospectus has been mailed, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies or written consents, as applicable. If at any time prior to the Closing, the officers and directors of any of the Parent Entities or the Company discover any statement which, in light of the circumstances under which it is made, is false or misleading with respect to a material fact or omits to state a material fact necessary to make the statements made in the Joint Proxy Statement/Prospectus or the Form F-4, the Form 8-A or the Form F-6 not misleading, then such party shall immediately notify the other party of such misstatements or omissions. The Company shall advise each of the Parent Entities, and each of the Parent Entities shall advise the Company, as applicable, promptly after they receive notice thereof, of the time when the Form F-4, the Form 8-A or the Form F-6 becomes effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the HoldCo Shares or HoldCo ADSs for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus, the Form F-4, the Form 8-A or the Form F-6 or comments thereon and responses thereto or requests by the SEC for additional information.

(d) Each of the Parent Entities and the Company shall give the other such parties and its counsel a reasonable opportunity to review and comment on (i) the Joint Proxy Statement/Prospectus and the Form F-4 before any filing thereof (or of any amendment thereto) with the SEC (other than, in each case, any filing or

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amendment in connection with an Adverse Recommendation Change) and (ii) the Parent Disclosures and Filings before any filing thereof (or any amendment thereto) with the applicable Governmental Authorities, and such parties party shall give reasonable and good faith consideration to any comments made thereon by the other such parties or their respective counsel. Each party shall promptly notify the other parties upon the receipt of any oral or written comments from the SEC or its staff or any request from the SEC or its staff with respect to the Joint Proxy Statement/Prospectus or the Form F-4 for amendments or supplements to the Joint Proxy Statement/Prospectus or the Form F-4 (other than, in each case, comments and requests relating to an Adverse Recommendation Change), or comments or requests from the applicable Governmental Authorities with respect to the Parent Disclosures and Filings, and shall provide the other party with copies of all written correspondence and a summary of all oral communications between it, on the one hand, and the SEC and its staff or the other applicable Governmental Authorities, on the other hand, relating to the Joint Proxy Statement/Prospectus, the Form F-4 or the Parent Disclosures and Filings, as applicable. Other than in connection with any correspondence, amendments, supplements or other filings or any discussions or meetings in each case relating to an Adverse Recommendation Change, each party shall cooperate and provide the other parties with a reasonable opportunity to review and comment on any substantive correspondence (including responses to SEC comments), amendments or supplements to the Joint Proxy Statement/Prospectus, the Form F-4 or the Parent Disclosures and Filings prior to filing with the SEC or other applicable Governmental Authorities, including by participating with the other party or its counsel in any discussions or meetings with the SEC or such other applicable Governmental Authorities, and shall provide to the other a copy of all such filings made with the SEC and such other applicable Governmental Authorities.

(e) If at any time prior to the Closing, the Company or any of the Parent Entities discovers any information relating to the Company or the Parent Entities, or any of their respective Subsidiaries, directors or officers that should be set forth in an amendment or supplement to the Joint Proxy Statement/Prospectus or the Parent Disclosures and Filings so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the applicable party shall (i) file an appropriate amendment or supplement to such document with the SEC or other applicable Governmental Authorities, as the case may be and if required by Applicable Law, describing such information and (ii) to the extent required by Applicable Law, disseminate such amendment or supplement to the shareholders of the Company or Parent, as applicable.

(f) The Parent Entities shall cause (i) the filing with the Board of Trade of the State of São Paulo of the corporate documents related to the conditional consummation by Parent and HoldCo of the transactions contemplated hereby, including the filing of the meeting minutes related to the Parent Contribution Meeting, the Parent Restructuring Meeting and the HoldCo Approval Meetings within thirty days of such meeting, (ii) the publication of such corporate documents and meeting minutes in the newspaper as required by Applicable Law, (iii) the filing of such corporate documents, including the protocol and justification of the Restructuring Merger of Shares and Second Merger (collectively, the “Corporate Documents”) with the CVM and B3 and (iv) the publication of such Corporate Documents on Parent’s and HoldCo’s websites in compliance with the requirements of the CVM and B3.

Section 8.03. Public Announcements. To the extent permitted by Applicable Law, Parent and the Company shall consult with each other before, directly or indirectly through any Representatives, issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release or make any such other public statement without the prior consent of the other party; provided that the restrictions set forth in this Section 8.03 shall not apply to any press release, public statement or other communication or press conference or call (a) made or proposed to be made by the Company with respect to the matters contemplated by and in accordance with Section 6.02, (b) in connection

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with any dispute between the parties regarding this Agreement or the transactions contemplated hereby, (c) for which any consultation would not be permitted as a result of requirements of Applicable Law, (d) that is consistent with prior communications made in compliance with this Section 8.03 or (e) made or proposed to be made in the ordinary course of business and does not specifically relate to this Agreement or the transactions contemplated hereby.

Section 8.04. Further Assurances. At and after the Closing, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or the Merger Subs, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or the Merger Subs, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Mergers.

Section 8.05. Notices of Certain Events. Each of the Company and each Parent Entity shall promptly notify the other of: (a) any notice or other communication from any Governmental Authority or counterparty to a Material Contract alleging that the consent of such Person is required in connection with the transactions contemplated by this Agreement; (b) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries, or any of the Parent Entities or any of their Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would restrict or materially and adversely impact the consummation of the transactions contemplated by this Agreement; and (c) any reasonably likely failure of any condition to Parent’s, HoldCo’s or the Company’s obligations to effect the Mergers (as applicable); provided that any failure to give notice in accordance with this Section 8.05 shall not in and of itself be deemed to constitute the failure of any such condition to be satisfied; provided, further, that the delivery of any notice pursuant to this Section 8.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.06. Delisting; Deregistration; NYSE Listing; B3 Listing. (a) Prior to the Closing, the Company shall cooperate with Parent and HoldCo and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and the rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Common Stock from the NYSE and the deregistration of the Company Common Stock under the 1934 Act at or as promptly as practicable after the Closing.

(b) Each of HoldCo and Parent shall use its reasonable best efforts to cause, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and the rules and policies of (i) the B3 to enable the HoldCo Shares to be issued in connection with the Parent Restructuring and the transactions contemplated hereby to be approved for listing on the B3, under the Novo Mercado listing segment, at or prior to the Closing, (ii) the HoldCo Shares underlying the HoldCo ADSs constituting the Common Stock Consideration to be to be approved for listing on the B3, under the Novo Mercado listing segment, at or prior to the Closing and (iii) the HoldCo ADSs to be issued in connection with the Second Merger as Common Stock Consideration and the transactions contemplated hereby to be approved for listing on the NYSE at or prior to the Closing, subject to official notice of issuance.

Section 8.07. Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation shall become applicable to the transactions contemplated by this Agreement, the Company, HoldCo and Parent, and the members of their respective boards of directors shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

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Section 8.08. Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Closing. Prior to the Closing, each of the Parent Entities and the Company shall exercise, consistent with the terms and conditions of this Agreement (including Section 6.01 and 7.01), complete control and supervision of its operations.

Section 8.09. Tax Matters.

(a) Each of the parties hereto (i) shall use reasonable best efforts to cause the Transaction to qualify for the Intended U.S. Tax Treatment, (ii) shall not take any action that would be reasonably likely to prevent the Transaction from qualifying from its Intended U.S. Tax Treatment or fail to take any action whose omission would be reasonably likely to jeopardize the Transaction from qualifying from its Intended U.S. Tax Treatment and (iii) shall take no position inconsistent with the Intended U.S. Tax Treatment on any Tax Return or otherwise, unless otherwise required by a change in Applicable Law or a final determination by an applicable Taxing Authority.

(b) If foreign exchange regulations issued by central bank of Brazil require the execution of a simultaneous foreign exchange transaction related to the Second Merger, Holdco will bear any IOF tax triggered in the Second Merger.

(c) HoldCo shall register the capital reserve arising from the Parent Contribution net of the corresponding corporate income Tax and surtax due, so that no expense is accounted at HoldCo as a result of such Taxes.

Section 8.10. Alternative Transactions. (a) Prior to Closing, Parent and the Company shall cooperate in good faith and in consultation with their respective advisors to evaluate the Brazil Direct Acquisition and, in the event Parent and the Company mutually determine it is beneficial to proceed with the Brazil Direct Acquisition, consider amendments to this Agreement (including to Article 2 hereto, with respect to payment of the Preferred Stock Consideration) and the amendment of or entry into other documents, in each case to the extent necessary or advisable to consummate and implement the Brazil Direct Acquisition on terms mutually satisfactory to Parent and the Company.

(b) Prior to the Closing, upon Parent’s reasonable request, the Company shall cooperate in good faith with Parent to evaluate, discuss and plan for a potential post-Closing restructuring of HoldCo and/or any of its Affiliates. Such cooperation shall include exchange of information in accordance with Section 6.04 to the extent reasonably related to such evaluation, discussion and planning.

(c) Each of the Company and the Parent Entities acknowledges and agrees that effecting of any of the transactions contemplated by this Section 8.10 shall not be a condition to the consummation of the Parent Restructuring or Mergers set forth in Article 2. It is understood and agreed that this Section 8.10 shall not give rise to any obligation or commitment on Parent or the Company to agree to or consummate any of the transactions contemplated by this Section 8.10, delay the Closing or delay the consummation of the Parent Restructuring, the Mergers or any of the other transactions contemplated by this Agreement.

Section 8.11. Sales Representatives. During the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, each of Parent Entities, on the one hand, and the Company, on the other (each, as applicable, a “Restricted Party”), agree that neither Restricted Party nor any of its Subsidiaries shall launch any broad-based incentive program specifically intended to directly cause existing sales representatives of the other party or any of such other party’s Affiliates (who is not a current sales representative of the Restricted Party or any of the Restricted Party’s Affiliates) to entirely cease doing business with the other party or any of the other party’s Affiliates in order to become a sales representative of the Restricted Party or any of the Restricted Party’s Affiliates. For the avoidance of doubt, the foregoing restrictions

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in this Section 8.11 shall in no event require the Restricted Party or any of its Affiliates to take any actions or operate in any manner inconsistent with Applicable Law or prevent them from competing in the ordinary course of business.

ARTICLE 9

CONDITIONS TO THE MERGERS

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Parent Entities and the Company to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by each such party) of the following conditions:

(a) the Company Shareholder Approval shall have been obtained in accordance with all Applicable Law;

(b) the Parent Entity Approvals shall have been obtained in accordance with all Applicable Law;

(c) the Parent Restructuring shall have been consummated in accordance with Article 2;

(d) (i) the HoldCo ADSs to be issued in the Second Merger shall have been approved for listing on the NYSE, subject to official notice of issuance and (ii) the HoldCo Shares to be issued in the Parent Restructuring and the HoldCo Shares underlying the HoldCo ADSs constituting Common Stock Consideration shall have been approved for listing on the B3, under the Novo Mercado listing segment;

(e) the Form F-4 and the Form F-6 shall have each become effective under the 1933 Act, and the Form 8-A shall have become effective under the 1934 Act, and no stop order suspending the effectiveness of the Form F-4, the Form F-6 or the Form 8-A shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC;

(f) all Required Governmental Approvals set forth in Section 9.01(f) of the Company Disclosure Letter shall have been obtained or received (or the waiting period set forth on such Section shall have expired or been terminated); and

(g) no provision of any Applicable Law shall enjoin, prohibit or otherwise make illegal the consummation of the Mergers, including the issuance of the HoldCo Shares underlying the HoldCo ADSs as Merger Consideration, or the Parent Restructuring.

Section 9.02. Conditions to the Obligations of the Parent Entities. The obligations of the Parent Entities to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Parent) of the following further conditions:

(a) (i) the representations and warranties of the Company contained in the first sentence of Section 4.01, and Sections 4.02, 4.04(a), 4.05(b) (other than the second sentence thereof (other than clause (iv) of the second sentence)), 4.24 and 4.25 shall be true and correct (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) in all material respects only as of such time), (ii) the representations and warranties of the Company contained in Section 4.10(a)(ii) shall be true and correct in all respects at and as of the Closing as if made at and as of such time, (iii) the representations and warranties of the Company contained in Section 4.05(a) and the second sentence of Section 4.05(b) (other than clause (iv) thereof) shall be true and correct, subject only to De Minimis Inaccuracies,

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at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct, subject only to De Minimis Inaccuracies, only at and as of such time), and (iv) all other representations and warranties of the Company contained in this Agreement shall be true and correct (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) only as of such time), except, in the case of this clause (iv) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing; and

(c) Parent shall have received a certificate signed by an executive officer of the Company confirming the satisfaction of the conditions set forth in Sections 9.02(a) and 9.02(b).

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by the Company) of the following further conditions:

(a) (i) the representations and warranties of the Parent Entities contained in the first sentence of Section 5.01, and Sections 5.02, Section 5.04(a), Section 5.05(b) (other than the second sentence thereof (other than clause (iv) of the second sentence)), Section 5.05(c) (other than the second sentence thereof (other than clause (iv) of the second sentence)) and Section 5.20 shall be true and correct (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) in all material respects only as of such time), (ii) the representations and warranties of the Parent Entities contained in Section 5.10 shall be true and correct in all respects at and as of the Closing as if made at and as of such time, (iii) the representations and warranties of the Parent Entities contained in Section 5.05(a), the second sentence of Section 5.05(b) (other than clause (iv) thereof) and the second sentence of Section 5.05(c) (other than clause (iv) thereof) shall be true and correct, subject only to De Minimis Inaccuracies, at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct, subject only to De Minimis Inaccuracies, only at and as of such time), and (iv) all other representations and warranties of the Parent Entities contained in this Agreement shall be true and correct (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) only as of such time), except, in the case of this clause (iv) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(b) each of the Parent Entities shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing;

(c) the Company shall have received a certificate signed by an executive officer of Parent confirming the satisfaction of the conditions set forth in Sections 9.03(a) and 9.03(b); and

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(d) the Founding Controlling Parent Shareholders shall have made the Founders Cash Contribution and the Founders Cash Contribution Amount shall continue to be held by HoldCo.

Section 9.04. Frustration of Closing Conditions. Notwithstanding anything in this Agreement to the contrary, (i) none of the Parent Entities may rely on the failure of any condition set forth in this Article 9 to be satisfied if such failure resulted from the breach of any of the covenants or agreements of the Parent Entities contained in this Agreement or of any of the Founding Controlling Parent Shareholders under the Parent Shareholder Support Agreements to use reasonable best efforts to consummate the Parent Restructuring and (ii) the Company may not rely on the failure of any condition set forth in this Article 9 to be satisfied if such failure resulted from the breach of any of the covenants or agreements of the Company contained in this Agreement to use reasonable best efforts to consummate the Parent Restructuring.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Closing (notwithstanding any approval or adoption of this Agreement by the shareholders of the Company or Parent):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Mergers shall not have been consummated on or before July 22, 2020 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to (x) the Parent Entities if the breach by any of the Parent Entities of any provision of this Agreement or by any of the Founding Controlling Parent Shareholders of any provision of the Parent Shareholder Support Agreement results in the failure of the Mergers to be consummated by such time or (y) the Company if the breach by the Company of any provision of this Agreement results in the failure of the Mergers to be consummated by such time;

(ii) there shall be any Applicable Law (including any Order) that (A) permanently prohibits or makes illegal consummation of the Mergers, the Parent Restructuring or any of the other transactions contemplated hereby or (B) permanently enjoins the Company or Parent from consummating the Mergers, the Parent Restructuring or any of the other transactions contemplated hereby, and such Applicable Law shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to (x) the Parent Entities if they have not complied with their obligations under this Agreement or if any of the Founding Controlling Parent Shareholders have not complied with their obligations under the Parent Shareholder Support Agreement in respect of any such Applicable Law or (y) the Company if the Company has not complied with their obligations under this Agreement in respect of any such Applicable Law; or

(iii) the Company Shareholder Approval shall not have been obtained at the Company Shareholder Meeting (including any adjournment or postponement thereof); provided that the right to terminate the Agreement pursuant to this Section 10.01(b)(iii) shall not be available to the Company if it has not complied with its obligations under Section 6.02 or Section 6.03; or

(c) by Parent, if:

(i) (A) the board of directors of the Company shall have made an Adverse Recommendation Change, or (B) at any time prior to obtaining the Company Shareholder Approval, after public announcement of a bona fide Company Acquisition Proposal, the Company’s board of directors shall have failed to publicly reaffirm the Company Board Recommendation within ten Business Days after

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Parent requests such reaffirmation in writing (provided that such request from Parent is made following such public announcement); provided that Parent may only make such request once with respect to any Company Acquisition Proposal or any material modification thereto; or

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) or Section 9.02(b), as applicable, not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by the Company within 30 days following notice to the Company from Parent of such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this clause (ii) if any of the Parent Entities is in material breach of any of its representations, warranties covenants or agreements under this Agreement or any of the Founding Controlling Parent Shareholders are in breach of any of their respective obligations under the Parent Shareholder Support Agreement; or

(iii) prior to obtaining the Company Shareholder Approval, the Company shall have materially and Intentionally Breached any of its obligations under Section 6.03(a)(i), (ii), (iii) or (v), Section 6.03(d) or the first sentence of Section 6.03(f); or

(d) by the Company:

(i) prior to obtaining the Company Shareholder Approval, if the board of directors of the Company shall have made an Adverse Recommendation Change in compliance in all material respects with the terms of this Agreement, including Section 6.03(d), in order to enter into a definitive, written agreement concerning a Company Superior Proposal; provided that the Company shall have previously paid any amount due pursuant to Section 10.03 in accordance therewith;

(ii) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of any of the Parent Entities set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) or Section 9.03(b), as applicable, not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by the Parent Entities, within 30 days following notice to Parent from the Company of such breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this clause (ii) if the Company is in material breach of any of its representations, warranties covenants or agreements under this Agreement; or

(iii) if (A) the Founder Controlling Parent Shareholders have not, within 30 Business Days of the date of this Agreement, held a Previous Meeting (as defined in the Shareholders’ Agreement of Parent, dated February 12, 2015) in accordance with Section 3.01 of the Parent Shareholder Support Agreement and favorably cast their votes to approve the Parent Restructuring and the Mergers (a “Previous Meeting Breach”) and such Previous Meeting Breach has not been cured within 30 Business Days of Parent receiving written notice thereof, or any time thereafter such approval is amended or modified in any manner adverse to the Company, or revoked or withdrawn, (B) the Parent Entity Approvals (including for the Mergers) effecting the Parent Restructuring shall not have been obtained within the earlier of (x) 10 Business Days after obtaining the Company Shareholder Approval (provided that such 10 Business Day period may be extended solely to the extent the extraordinary general meeting of Parent for purposes of obtaining the Parent Entity Approval is enjoined or prohibited by an Order of a Governmental Authority, unless such Order arises from or relates to any action or omission by any Founder Controlling Parent Shareholder or any Parent Entity) and (y) five Business Days prior to the End Date.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder or

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Representative of such party) to each other party hereto except as provided in Section 10.03; provided that, subject to Section 10.03(e), if (x) such termination resulted from the fraud of any party hereto or the Founding Controlling Parent Shareholders or the material breach by any party hereto or the Founding Controlling Parent Shareholders of any covenant or agreement contained in this Agreement or the Parent Shareholder Support Agreement, which breach is the consequence of an act or omission by such party with the actual knowledge that such act or omission would be, or would reasonably be expected to be, a material breach of this Agreement or the Parent Shareholder Support Agreement (such breach, an “Intentional Breach”) or (y) such fraud or Intentional Breach shall, directly or indirectly cause the Closing not to occur, then the Company, on the one hand, or the Parent Entities, on the other, shall be fully liable (in the case of the Parent Entities, on a joint and several basis) for any and all damages, costs, expenses, liabilities or losses of any kind (collectively, “Damages”), available at law or in equity, in each case incurred or suffered by the Parent Entities or the Company, as applicable, as a result of such fraud or Intentional Breach by the Company, on the one hand, or the Parent Entities, on the other, including in the case of fraud or an Intentional Breach by the Parent Entities or the Founding Controlling Parent Shareholders, to the extent proven, the loss of the economic benefits to shareholders of the Company of the Mergers and the transactions contemplated hereby, which shall be deemed in such event to be damages of Company. No shareholder of the Company whether purporting to act in its capacity as a shareholder purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any right in the immediately preceding sentence. Any and all breaches of the Parent Entities or the Founding Controlling Parent Shareholders hereunder or under the Parent Shareholder Support Agreement shall be deemed to be breaches of Parent hereunder. The provisions of Section 6.05(d), Section 6.05(f), this Section 10.02, Section 10.03, Article 11 and as set forth in Section 11.02 shall survive any termination hereof pursuant to Section 10.01.

Section 10.03. Termination Fees. (a) Company Termination Fees.

(i) If this Agreement is terminated (A) by Parent pursuant to Section 10.01(c)(i) or Section 10.01(c)(iii) or (B) by the Company pursuant to Section 10.01(d)(i), then the Company shall pay to Parent or, if designated by Parent, a direct or indirect wholly owned Subsidiary of Parent (the “Parent Fee Designee”), by way of compensation, $78,600,000 (the “Company Termination Fee”) within two Business Days after the date of the termination of the Agreement (in the case of any such termination by Parent) or prior to, and as a condition precedent to, the termination of the Agreement (in the case of any such termination by the Company).

(ii) If this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(iii) at a time when Parent had the right to terminate pursuant to Section 10.01(c)(i), then the Company shall pay to Parent or the Parent Fee Designee, as applicable, by way of compensation, the Company Termination Fee within two Business Days after the date of termination of the Agreement (in the case of any such termination by Parent) or prior to, and as a condition precedent to, the termination of the Agreement (in the case of any such termination by the Company).

(iii) If this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(iii), other than in the circumstances referred to in Section 10.03(a)(ii), and in addition, if (A) prior to the Company Shareholder Meeting but after the date of this Agreement, a bona fide Company Acquisition Proposal shall have been publicly made (provided that for purposes of this clause (iii) and the term “Qualifying Company Acquisition Proposal”, each reference to “15% or more” in the definition of Company Acquisition Proposal shall be deemed to be a reference to “more than 50%”) (a “Qualifying Company Acquisition Proposal”), and (B) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to, or consummated a transaction relating to, a Qualifying Company Acquisition Proposal, then the Company shall pay to Parent or the Parent Fee Designee, as applicable, by way of compensation, an amount equal to the Company Termination Fee within two Business Days after the first date on which the Company enters into such definitive agreement or consummates such transaction.

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(iv) If this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) and (A) prior to the date of such termination but after the date of this Agreement, a Qualifying Company Acquisition Proposal shall have been publicly made, and (B) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to or consummated a Qualifying Company Acquisition Proposal, then the Company shall pay to Parent or the Parent Fee Designee, by way of compensation, the Company Termination Fee within two Business Days after the first date on which the Company enters into such definitive agreement or consummates such transaction; provided that the Company shall not be required to pay the Company Termination Fee under this Section 10.03(a)(iv) if, at the time this Agreement is terminated pursuant to Section 10.01(b)(i), (x) the condition set forth in Section 9.01(a) is satisfied and (y) the conditions set forth in Section 9.01(f) or Section 9.01(g) are not satisfied (and the Company has complied with its obligations under Section 8.01 in all material respects).

(v) In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b) Parent Termination Fees.

(i) If this Agreement is terminated by the Company pursuant Section 10.01(d)(iii), then Parent shall pay to the Company, by way of compensation, an amount equal to $242,000,000 (the “Parent No Vote Termination Fee”) within two Business Days after the date of termination of the Agreement.

(ii) If this Agreement is terminated by Parent or the Company (x) pursuant to Section 10.01(b)(i) and, at the time of such termination, one or more of the conditions set forth in Section 9.01(f) or Section 9.01(g) (as the result of any Competition Law or an Order with respect to any Competition Law) were not satisfied or waived or (y) pursuant to Section 10.01(b)(ii) as the result of any Competition Law or an Order with respect to any Competition Law and in the case of each of (x) and (y), at the time of termination, all of the other conditions set forth in Section 9.01 and Section 9.02 (other than Section 9.01(f) and Section 9.01(g) and except for those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, then Parent or HoldCo shall pay to the Company, by way of compensation, an amount equal to $133,000,000 (the “Reverse Termination Fee”) within two Business Days after the date of termination of the Agreement (in the case of any such termination by the Company) or prior to, and as a condition precedent to, the termination of the Agreement (in the case of any such termination by Parent).

(iii) In no event shall Parent or HoldCo be required to pay the Parent No Vote Termination Fee or Reverse Termination Fee on more than one occasion.

(c) Payment. Any payment of the Parent No Vote Termination Fee, Company Termination Fee or the Reverse Termination Fee shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or the Parent Fee Designee, or the Company, as applicable.

(d) Costs and Expenses. Each party acknowledges that the agreements contained in this Section 10.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, such party would not enter into this Agreement. Accordingly, if the applicable party fails promptly to pay any amount due pursuant to this Section 10.03, such party shall also pay any costs, fees and expenses incurred by the other party (including reasonable legal fees and expenses) in connection with a legal action to enforce this Agreement that results in a judgment for such amount against the party failing to promptly pay such amount. Any amount not paid when due pursuant to this Section 10.03 shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition, in effect on the date of such payment.

(e) Sole and Exclusive Remedy. Notwithstanding anything to the contrary in this Agreement, except in the case of the fraud or Intentional Breach of, on the one hand, the Company, or on the other hand, the Parent

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Entities or the Founding Controlling Parent Shareholders of this Agreement or the Parent Shareholder Support Agreement, and subject to Section 6.05, Section 11.04, Section 11.13, the Company Shareholder Support Agreement and the Parent Shareholder Support Agreement, (x) (i) if payment of the Company Termination Fee is required to be paid pursuant to Section 10.03(a) and Parent or the Parent Fee Designee, as applicable, receives and accepts the Company Termination Fee from the Company pursuant to Section 10.03(a) or (ii) if payment of the Reverse Termination Fee or Parent No Vote Termination Fee is required to be paid pursuant to Section 10.03(b) and the Company receives and accepts the Reverse Termination Fee or Parent No Vote Termination Fee pursuant to Section 10.03(b), such payment and acceptance, together with any costs, fees or expenses payable pursuant to Section 10.03(d), shall be the sole and exclusive remedy of the receiving party against the paying party and its Subsidiaries and their respective former, current or future partners, shareholders, managers, members, Affiliates, Representatives and their respective successors and assigns and none of the paying party, any of its Subsidiaries or any of their respective former, current or future partners, shareholders, managers, members, Affiliates, Representatives or their respective successors or assigns shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby; provided that (i) if any termination of this Agreement resulted directly or indirectly from fraud or Intentional Breach of this Agreement by the Company or such fraud or Intentional Breach by the Company shall directly or indirectly cause the Closing not to occur, Parent shall be entitled to the payment of the Company Termination Fee (to the extent owed pursuant to Section 10.03(a)) and to any Damages, to the extent proven, resulting from or arising out of such fraud or Intentional Breach (as reduced by any Company Termination Fee previously paid by the Company), (ii) if any termination of this Agreement resulted directly or indirectly from fraud or Intentional Breach of this Agreement or of the Parent Shareholder Support Agreement by any of the Parent Entities or the Founding Controlling Parent Shareholders, or such fraud or Intentional Breach by any of the Parent Entities or the Founding Controlling Parent Shareholders shall directly or indirectly cause the Closing not to occur, the Company shall be entitled to the payment of the Parent No Vote Termination Fee or Reverse Termination Fee (to the extent owed pursuant to Section 10.03(b)) and to any Damages, to the extent proven, resulting from or arising out of such fraud or Intentional Breach (as reduced by any Reverse Termination Fee previously paid by Parent and HoldCo) and (iii) for the avoidance of doubt, the payment of the Company Termination Fee, Parent No Vote Termination Fee or Reverse Termination Fee by a party hereto, by and in itself, shall not render a purported termination of this Agreement under Section 10.01 effective if such purported termination is not permitted in accordance with the terms of Section 10.01 and in such case the Parties shall be entitled to seek specific performance as set forth in Section 11.13.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission (with confirmation of transmission) and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to the Parent Entities, to:

Natura Cosméticos S.A.
Avenida Alexandre Colares, n°. 1188, Vila Jaguara
Sao Paulo, SP, 05106-000
Brazil
Attention:	Itamar Gaino Filho
E-mail:	itamargaino@natura.net

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with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention:	Daniel Brass
E-mail:	daniel.brass@davispolk.com

and with a copy (which shall not constitute notice) to:

Pinheiro Neto Advogados
Rua Hungria, 1100
São Paulo, SP, 01455-906
Brazil
Attention:	Henrique Lang
E-mail:	hlang@pn.com.br

if to the Company, to:

Avon Products, Inc.
1 Avon Place
Suffern, NY
Attention:	Ginny Edwards
E-mail:	ginny.edwards@avon.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
Attention:	Ting S. Chen, Esq.
E-mail:	TChen@cravath.com

Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019
Attention:	Scott A. Barshay, Esq.
Justin Rosenberg, Esq.
E-mail:	SBarshay@paulweiss.com
JRosenberg@paulweiss.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02. Survival. The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement, except for this Article 11, Article 2 and the agreements set forth in Section 7.05, which shall survive the Closing, and this Article 11 and the agreements set forth in Section 6.05(f) and Section 10.02 and the Confidentiality Agreement, which shall survive the termination of this Agreement. This Section 11.02 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the First Effective Time.

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Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Closing if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) after the Company Shareholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the shareholders of the Company under New York Law without such approval having first been obtained and (ii) after the Parent Entity Approvals have been obtained, there shall be no amendment or waiver that would require the further approval of the shareholders of Parent under Applicable Law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Subject to Section 10.03(e), the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

(c) Notwithstanding anything to the contrary in this Agreement, any amendment, modification or waiver of any provision of which the Financing Sources are made third party beneficiaries pursuant to Section 11.06 that affects the rights of the Financing Sources will not be effective as to the Financing Sources party to the Commitment Letter without the prior written consent of all such Financing Sources.

Section 11.04. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, except that expenses incurred with the filing fee for the Form F-4, the printing and mailing the Joint Proxy Statement/Prospectus and Form F-4 and in connection with the Parent Disclosures and Filings shall be shared equally by Parent and the Company.

Section 11.05. Disclosure Letter and SEC Document References. (a) The parties hereto agree that disclosure of any item, matter or event in a particular Section of either the Company Disclosure Letter or the Parent Disclosure Letter shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section or subsection, as applicable, of this Agreement and (ii) any other representation and warranty and covenant of such party that is contained in another Section or subsection of this Agreement, but only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such representations and warranties (or covenants, as applicable) would be reasonably apparent on their face.

(b) The parties hereto agree that any information contained in any part of any Company Filing or Parent Filings shall only be deemed to be an exception to (or a disclosure for purposes of) the Company’s, Parent’s or HoldCo’s, as the case may be, representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent on their face; provided that in no event shall any information (other than statements of historical fact) contained in any part of any Company Filing or Parent Filings entitled “Risk Factors” or that is a description or explanation of “Forward- Looking Statements” or any other disclosures in any Company Filing or Parent Filings that are cautionary, predictive or forward-looking in nature be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of the Company, of Parent or of HoldCo, as the case may be, contained in this Agreement.

Section 11.06. Binding Effect; Benefit; Assignment. (a) Except as provided in Section 7.06, the provisions of this Agreement shall be binding upon and shall inure solely to the benefit of the parties hereto and their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns, except that each Financing Source party to the Commitment Letter shall be an express third-party beneficiary of Sections 11.06(a), 11.06(c), 11.07, 11.08 and 11.09 and each Section 6.05 Indemnitee shall be an express third-party beneficiary of Section 6.05.

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(b) No party may assign, delegate or otherwise transfer, by operation of law or otherwise, any of its rights or obligations under this Agreement without the prior written consent of each other party hereto. Any assignment in contravention of the preceding sentence shall be null and void.

(c) Notwithstanding anything in this Agreement to the contrary, the Company agrees that (i) neither it, nor any of its Affiliates or shareholders or any of their respective Representatives (collectively, the “Company Related Persons”) shall have any rights or claims against any Financing Source in connection with the Debt Financing, this Agreement or any of the transactions contemplated by this Agreement, whether at law, in equity, in contract, tort or otherwise and (ii) no Financing Source shall have any liability whatsoever to the Company or any Company Related Persons, in connection with or relating to the Debt Financing, this Agreement or any of the transactions contemplated by this Agreement, whether at law, in equity, in contract, tort or otherwise; provided that the foregoing shall not amend, modify, abridge or otherwise alter any rights and obligations as between Parent or HoldCo and any Financing Source, or, in each case, any of their respective Affiliates, under any separate or additional agreement between such parties.

Section 11.07. Governing Law. This Agreement and all actions (whether in contract or tort) based on, arising out of or relating to the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the Applicable Law that might otherwise govern under applicable principles of conflicts of law rules thereof, except to the extent the laws of the State of New York or Brazil are mandatorily applicable to the transactions contemplated by this Agreement.

Section 11.08. Dispute Resolution. Any and all disputes, controversies or claims arising out of, relating to or in connection with this Agreement or the Parent Shareholder Support Agreement or the transactions contemplated hereby or thereby, including as to the formation, existence, validity, enforceability, interpretation, performance, breach and/or termination of this Agreement or the Parent Shareholder Support Agreement, between the Parties (including, for the purposes of this Section 11.08, the Controlling Parent Shareholders), as well as successors to such Parties (“Dispute”), shall be referred to and finally resolved, exclusively, except in limited circumstances provided in Sections 11.08(g) and 11.08(h), by arbitration, administered by the International Court of Arbitration of the International Chamber of Commerce (“ICC”), in accordance with its Rules of Arbitration in effect at the time the arbitration is initiated (“Rules”), and, on a subsidiary basis, with Law 9.307/96, except as they may be modified by mutual agreement of Parent or the Company or as otherwise modified in this Section 11.08. Each of the Company, the Parent Entities and the Controlling Parent Shareholders agrees that it will not attempt to challenge, deny or defeat the jurisdiction of the Arbitral Tribunal or bring any action, suit or proceeding arising out of, relating to or in connection with this Agreement or the Parent Shareholder Support Agreement, or the transactions contemplated hereby or thereby, or the formation, existence, validity, enforceability, interpretation, performance, breach and/or termination of this Agreement or the Parent Shareholder Support Agreement, in any court or before any tribunal or Governmental Authority, other than before the Arbitral Tribunal pursuant to this Section 11.08 (except for actions, suits or proceedings brought to enforce any award of the Arbitral Tribunal and except in limited circumstances provided in Sections 11.08(g) and 11.08(h)). Each of the Company, the Parent Entities and the Controlling Parent Shareholders agrees that in the event that the Parent Entity Approvals shall not have been obtained on the date that the Company Shareholder Approval is obtained, then the Company shall be entitled to commence arbitration under this Section 11.08.

(a) The arbitration shall be conducted by an arbitral tribunal (the “Arbitral Tribunal”) composed of three arbitrators. One arbitrator shall be nominated by the Company, and one arbitrator shall be nominated by the mutual agreement of each of the Parent Entities and the Controlling Parent Shareholders. The party requesting arbitration shall nominate its arbitrator concurrently with such request and the other party (i.e., (x) the Company (if any of the Parent Entities or Controlling Parent Shareholders requested the arbitration) or (y) the Parent Entities (acting together with the Controlling Parent Shareholders) (if the Company requested the arbitration)) shall do so within fifteen calendar days from receipt of the request for arbitration. In the event that for any reason the Parent Entities (together with the Controlling Parent Shareholders) or the Company fails to nominate an

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arbitrator or deliver notification of such nomination to the other party and to the ICC within this time period (including as a result of the failure of the Parent Entities and the Controlling Parent Shareholders to agree on the nomination of their arbitrator), upon request of the Parent Entities (acting together with the Controlling Parent Shareholders) or the Company, such arbitrator shall instead be appointed by the ICC within fifteen calendar days of the ICC receiving such request in accordance with the ICC Rules. The two arbitrators appointed in accordance with the above provisions shall nominate by mutual agreement (in consultation with Parent and the Company) the third arbitrator and notify the Company and Parent and the ICC in writing of such nomination within fifteen calendar days of their appointment. If the first two appointed arbitrators fail to nominate a third arbitrator or notify the Company, Parent and the ICC of that nomination within this time period, then, upon request of the Company or the Parent Entities (together with the Controlling Parent Shareholders), the third arbitrator shall be appointed by the ICC within fifteen calendar days of the ICC receiving such request in accordance with the ICC Rules. The third arbitrator shall serve as chairman of the Arbitral Tribunal.

(b) The seat, or legal place, of arbitration shall be the city of São Paulo, State of São Paulo, Brazil, and the language to be used in the arbitral proceedings shall be English, and all evidence that is produced in Portuguese must be translated into English. The governing law of this agreement to arbitrate shall be the law of the State of Delaware.

(c) Each arbitrator shall be (i) qualified to practice law in the State of New York, (ii) fluent in the English language, (iii) independent of the Company and each of the Parent Entities and the Controlling Parent Shareholders and (iv) a lawyer or retired judge with at least fifteen years’ experience practicing in New York in mergers and acquisitions of public companies in the United States (which may, for the avoidance of doubt, include a litigator with at least fifteen years’ experience practicing in New York handling U.S. public company mergers and acquisitions disputes). Without limiting the generality of the foregoing, no arbitrator shall be an employee, officer, director, consultant, contractor or other service provider of the Company or any of the Parent Entities or Parent Controlling Shareholders or of their respective affiliates, nor shall any arbitrator have any interest that would be affected in any material respect by the outcome of the dispute.

(d) The arbitration shall be conducted in an expedited manner. There shall be one round of pre-hearing submissions by each of the Company, on the one hand, and the Parent Entities and Controlling Parent Shareholders, as a group, on the other hand, submitted simultaneously, and one reply submission by each of the Company, on the one hand, and the Parent Entities and Controlling Parent Shareholders, as a group, on the other hand, submitted simultaneously. The deadline set for first round pre-hearing submissions shall be set by the Arbitral Tribunal, but in no event shall be more than 90 days from the date of submission of the matter to the Arbitral Tribunal. The deadline set for reply submissions shall be set by the Arbitral Tribunal, but in no event shall be more than 45 days from the date first round pre-hearing submissions are due. The arbitration hearing shall be held on the date set by the Arbitral Tribunal, but in no event shall the hearing date be more than 30 days from the date reply submissions are due. There shall be no submissions, including any post-hearing submissions, considered by the Arbitral Tribunal other than the first round pre-hearing and reply submissions referred to above. The Arbitral Tribunal shall endeavor to render its Award within 60 days of the last day of the arbitration hearing. The Arbitral Tribunal shall have sole discretion as to the establishment of deadlines for any arbitration, provided, however, that the Arbitral Tribunal may not extend any deadline beyond those established above in this clause (d); provided, further, however, that failure of the Arbitral Tribunal to comply with any time period set out in this Section 11.08 shall not affect in any way the jurisdiction of the Arbitral Tribunal or the validity of its Award, including in connection with the timeframe for the Arbitral Tribunal to render its Award, which shall, in any case, be in accordance with the Rules. Any application for the correction, interpretation or completion of omission of the Award under the Rules and the Law n° 9.307/96 shall be filed within 10 calendar days from the date of notification of the Award. The Arbitral Tribunal may grant a maximum period of time of 5 calendar days to the other party to respond and the Arbitral Tribunal shall render its decision within 10 calendar days therefrom or from the date of receipt of the application if it decides not to grant a time limit for response.

(e) Any request for production of documents or other information shall be subject to the express authorization of the Arbitral Tribunal, which shall endeavor to ensure that any such requests are as limited and

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disciplined as is consistent with the just resolution of the dispute, controversy or claim. Each of the Company, the Parent Entities and the Controlling Parent Shareholders (i) expressly waive any right to seek evidence under Section 1782 of title 28 of the U.S. Code or any other provision contained in the arbitration or other procedural rules or laws of any jurisdiction and (ii) agree that Article 3 of the IBA Rules on the Taking of Evidence in International Arbitration shall apply to the arbitration.

(f) Each of the Company, the Parent Entities and the Controlling Parent Shareholders hereby agree that the Arbitral Tribunal shall have the power to award equitable remedies, including specific performance, injunctive relief, declaratory judgements or other equitable relief, and is specifically empowered to order the Company, each of the Parent Entities and each of the Controlling Parent Shareholders to take any and all actions contemplated or required by this Agreement or the Parent Shareholder Support Agreement, or in connection with the transactions contemplated hereby or thereby, to consummate the Parent Restructuring and Mergers (including, in connection therewith, the convening of board meetings and meetings of shareholders, the giving of notice of such meetings, the preparation, distribution, publication and presentation of materials for such meetings (including any required appraisal reports, financial statements, merger protocols and management proposals (and engaging and/or ratifying advisors, auditors, appraisers and other third parties in connection therewith)), the causing to be present as a director and the approving of, or the directing of any board appointees to approve, the Parent Restructuring, the Mergers and the other transactions contemplated hereby and by the Parent Shareholder Support Agreement, the causing to be present and the voting of shares or capital stock of any entity held by the Parent Entities and the Controlling Parent Shareholders at such meetings to approve the Parent Restructuring, the Mergers and the other transactions contemplated hereby and by the Parent Shareholder Support Agreement, the registration and publication of minutes of such meetings, the securing of waivers from Governmental Authorities in connection with such meetings, the execution and delivery of written consents, the taking of the actions set forth on the Illustrative Steps Plan and any other actions necessary or advisable to consummate the Parent Restructuring and Mergers), in each case in accordance with, and subject to the terms and conditions of, this Agreement and the Parent Shareholder Support Agreement. The decisions, judgments, awards, rulings or orders rendered by the Arbitral Tribunal acting by a majority (including for equitable relief, injunctive relief, specific performance or monetary damages) (each, an “Award”) shall be in writing and fully enforceable against, and final, nonappealable and binding on, the Company, the Parent Entities, the Controlling Parent Shareholders and their respective successors and assigns. Each Award of the Arbitral Tribunal shall be unreviewable for error of law or fact or legal reasoning of any kind. Each of the Company, the Parent Entities and the Controlling Parent Shareholders waive any form of appeal against any Award of the Arbitral Tribunal. The parties undertake to carry out each Award of the Arbitral Tribunal without delay and waive their right to any form of recourse. Judgment upon any Award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets and, to the maximum extent permitted by Applicable Law, each of the Company, the Parent Entities and the Controlling Parent Shareholders agree that any court of competent jurisdiction in which enforcement of the Award is sought shall have power to enforce the relief awarded by the Arbitral Tribunal, regardless of whether such relief is characterized as legal, equitable or otherwise.

(g) Before the commencement of the arbitration, the Parties may request provisional and/or urgent measures to the courts in accordance with Section 11.08(h) or to the Emergency Arbitrator (as defined in the Rules), in accordance with the Rules. After the commencement of arbitration, all provisional and/or urgent measures shall be requested directly to the Arbitral Tribunal, which may sustain, modify and/or revoke any measures previously granted by the courts in accordance with Section 11.08(h) or to the Emergency Arbitrator (as defined in the Rules), as the case may be.

(h) Provisional and/or urgent measures prior to the commencement of the arbitration, as well as enforcement actions and actions to enforce the arbitral award, or any other judicial measure available under Law 9.307/96, when applicable, may be requested, upon the option of the interested party, (i) in the U.S. District Court for the Southern District of New York or, if such court shall not have jurisdiction, any federal court located in the State of New York or other New York state court; or (ii) to the competent judicial courts of São Paulo, State of São Paulo, Brazil, and each of the parties hereby irrevocably consents to the jurisdiction of such courts

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(and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Requesting any judicial measure available under Law 9.307/96 shall not be construed as a waiver of the rights under this clause or to arbitration as the sole dispute resolution mechanism.

(i) In order to facilitate the comprehensive resolution of related disputes and to avoid inconsistent decisions in related disputes, upon request of any party to an arbitration proceeding commenced pursuant to this Section 11.08, any dispute, controversy or claim subsequently noticed for arbitration under the provisions of this Section 11.08 or Section 8.07 of the Parent Shareholder Support Agreement may be consolidated with the earlier-commenced arbitration proceeding, as determined within the discretion of the arbitral tribunal appointed in the first-commenced arbitration proceeding. The arbitral tribunal appointed in the first-commenced arbitration proceeding may consolidate such arbitrations if it determines that (i) the proceedings are compatible, and (ii) there is no unjustifiable harm caused to one of the parties to the consolidated arbitrations. If the first-appointed arbitral tribunal determines that the arbitrations shall be consolidated, the first-appointed arbitral tribunal shall have jurisdiction over the consolidated arbitration to the exclusion of any other arbitrator or arbitral tribunal and any appointment of another arbitrator in relation to the other arbitrations will be deemed to be functus officio. Any such termination of an arbitrator’s appointment shall be without prejudice to: (i) the validity of any act done or order made by that arbitrator or by the ICC in support of that arbitration before the termination of his appointment; (ii) his entitlement to be paid his proper fees and disbursements; and (iii) the date when any claim or defense was raised for the purpose of applying any limitation bar or any similar rule or provision.

(j) The expenses of the arbitral proceedings, including, but not limited, to the administrative costs of the ICC and arbitrators’ fees, when applicable, shall be borne by each party as per the Rules. Upon rendering the arbitral award, the arbitral tribunal, in its discretion, may allocate among the parties to the arbitration all costs of the arbitration, including the fees and expenses of the arbitrators and reasonable attorney’s fees, expert witness expenses and other costs incurred by the parties.

(k) In the event that one or more Parties requests provisional and/or urgent measures to the courts in accordance with Section 11.08(h), process in any suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court, including as provided for in Section 11.08(n). The parties hereto agree that a final judgment in any suit, action or proceeding brought in accordance with Section 11.08(h) shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

(l) The parties agree that the arbitral proceedings shall be kept confidential and that the existence of the proceeding and any element of it (including but not limited to any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions, and any awards) shall not be disclosed other than to the arbitral tribunal, the ICC, the parties, their counsel, accountants and auditors, insurers and re-insurers, financial advisors, representatives and any person necessary to the conduct of the proceeding. The confidentiality obligations shall not apply (i) if disclosure is required by Applicable Law, rule or regulation, or in judicial or administrative proceedings or (ii) as far as disclosure is necessary or appropriate to enforce the rights arising out of the award.

(m) The agreement to arbitrate under this Section 11.08 shall be specifically enforceable. The parties irrevocably submit to the non-exclusive personal jurisdiction of the Supreme Court of the State of New York, in and for the County of New York, or the United States District Court for the Southern District of New York, or the competent judicial courts of São Paulo, State of São Paulo, Brazil, each for the limited purpose of enforcing this agreement to arbitrate, including any action to compel arbitration or to stay or enjoin any action or proceeding commenced or prosecuted in violation of this Section 11.08, and irrevocably waive any objection to venue for such a proceeding in any such court (including but not limited to an objection based on the doctrine of forum non conveniens). Each party’s agreement to this arbitration is voluntary.

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(n) Each party to this Agreement irrevocably consents to service of process by U.S. registered mail to such party’s respective address set forth above in Section 11.01, including for proceedings regarding the recognition and enforcement of any award resulting from an arbitration brought pursuant to this Section 11.08 or any judgment, of any jurisdiction, resulting therefrom, and for enforcement of the agreement to arbitrate set forth in this Section 11.08. In addition, without prejudice to any other permitted mode of service, each of the Parent Entities and the Controlling Parent Shareholders irrevocably agree that service of any claim form, notice or other document for the purpose of this Agreement shall be duly served upon it if delivered personally or sent by pre-paid recorded delivery, special delivery or registered post to Cogency Global Inc., 10 E. 40th Street, 10th Floor, New York, New York 10016, or such other person and address in New York, New York as Parent shall notify the Company of in writing from time to time, and the Parties agree that failure by such appointed person to notify their appointer of any such service shall not invalidate the proceedings concerned. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Applicable Law.

(o) Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, at law or in equity, in contract, tort or otherwise, against or including any Financing Source in any way relating to this Agreement, including any dispute arising under or relating to any agreement entered into by any Financing Source in connection with the Debt Financing, or the performance thereof, in any forum other than the U.S. District Court for the Southern District of New York or, if such court shall not have jurisdiction, any federal court located in the State of New York or other New York state court.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY INCLUDING ANY SUCH PROCEEDING INVOLVING ANY FINANCING SOURCE.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11. Entire Agreement. This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the Company Shareholder Support Agreement, the Parent Shareholder Support Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or was otherwise breached and that monetary damages, even if available, would not be an adequate remedy for any such breach. It is

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accordingly agreed that, prior to the termination of this Agreement pursuant to Article 10, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof without proof of actual damages (and each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy); in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the parties otherwise have an adequate remedy at law. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 11.14. No Other Representations or Warranties.

(a) The Parent Entities each hereby acknowledge (each for itself and on behalf of its Affiliates and Representatives) that it has received access to the books and records, facilities, Contracts and other assets and management of the Company, and it has conducted its own independent investigation of the business, operations, assets and financial condition of the Company and its Subsidiaries. Each of the Parent Entities and their respective Affiliates acknowledges that, except for the representations and warranties expressly set forth in Article 4, that neither the Company nor its Affiliates nor any Person on behalf of the Company or its Affiliates makes, and each of the Parent Entities has not relied upon, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses and operations or with respect to any other information made available to the Parent Entities in connection with the Mergers or other transactions contemplated hereby. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to the Parent Entities or any other Person, resulting from the disclosure or distribution to the Parent Entities, or the Parent Entities’ use of, any such information, including any information, documents, estimates, projections, forecasts or other material made available to the Parent Entities in certain “data rooms” or management presentations in expectation of the Mergers or other transactions contemplated hereby, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Article 4. The Parent Entities on behalf of themselves and on behalf of each of their respective Affiliates, expressly waives any such claim relating to the foregoing matters.

(b) The Company and its Affiliates each hereby acknowledge (for itself and on behalf of its Affiliates and Representatives) that it has received access to the books and records, facilities, Contracts and other assets and management of the Parent Entities and it has conducted its own independent investigation of the business, operations, assets and financial condition of the Parent Entities and their respective Subsidiaries. Each of the Company and its Affiliates acknowledges that, except for the representations and warranties expressly set forth in Article 5, that neither the Parent Entities on behalf of the Parent Entities makes, and each of the Company and its Affiliates has not relied upon, any other express or implied representation or warranty with respect to the Parent Entities or any of their respective Subsidiaries or their respective businesses and operations or with respect to any other information made available to the Company and its Affiliates in connection with the Mergers or other transactions contemplated hereby. Neither the Parent Entities nor any other Person will have or be subject to any liability or indemnification obligation to the Company, its Affiliates or any other Person, resulting from the disclosure or distribution to the Company or its Affiliates, or the Company’s or its Affiliates’ use of, any such information, including any information, documents, estimates, projections, forecasts or other material made available to the Company and its Affiliates in certain “data rooms” or management presentations in expectation of the Mergers or other transactions contemplated hereby, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Article 5. The Company on behalf of itself and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters.

[The remainder of this page has been intentionally left blank; signature pages follow.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

AVON PRODUCTS, INC.

By:	/s/ Jan Zijderveld
Name: Jan Zijderveld
Title: Chief Executive Officer

NATURA COSMÉTICOS S.A.

By:	/s/ José Antontio de Almeida Filippo
Name: José Antontio de Almeida Filippo
Title: Chief Financial and Investor Relations Officer

By:	/s/ Itamar Gaino Filho
Name: Itamar Gaino Filho
Title: Chief Legal Officer

NECTARINE MERGER SUB I, INC.

By:	/s/ Robert Claus Chatwin
Name: Robert Claus Chatwin
Title: President

NECTARINE MERGER SUB II, INC.

By:	/s/ Robert Claus Chatwin
Name: Robert Claus Chatwin
Title: President

NATURA HOLDING S.A.

By:	/s/ José Antontio de Almeida Filippo
Name: José Antontio de Almeida Filippo
Title: Executive Officer

By:	/s/ Itamar Gaino Filho
Name: Itamar Gaino Filho
Title: Executive Officer

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Annex B

Execution Version

AMENDMENT NUMBER ONE TO AGREEMENT AND PLAN OF MERGERS

This Amendment Number One (this “Amendment”) to the Agreement and Plan of Mergers, dated as of May 22, 2019 (the “Merger Agreement”), by and among Natura Cosméticos S.A., a Brazilian corporation (sociedade anônima) (“Parent”), Avon Products, Inc., a New York corporation (the “Company”), Nectarine Merger Sub I, Inc., a Delaware corporation and wholly owned direct subsidiary of HoldCo (“Merger Sub I”), Nectarine Merger Sub II, Inc., a Delaware corporation and wholly owned direct subsidiary of Merger Sub I, and Natura &Co Holding S.A., a Brazilian corporation (sociedade anônima) (“HoldCo”), is made as of October 3, 2019. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Merger Agreement.

RECITALS

WHEREAS, Parent, the Company, Merger Sub I, Merger Sub II and HoldCo entered into the Merger Agreement on May 22, 2019.

WHEREAS, Section 11.03 of the Merger Agreement permits the parties to amend the Merger Agreement by an instrument in writing signed by the parties hereto.

WHEREAS, the parties hereto desire to amend the Merger Agreement as set forth herein.

WHEREAS, the parties acknowledge and agree that certain of the amendments to the Merger Agreement set forth herein are intended to reflect (i) the Exchange Ratio as it was adjusted in accordance with the terms of the Merger Agreement and Section 7.01 of the Parent Disclosure Letter in connection with the Profit Capitalization (as defined in the Parent Disclosure Letter) consummated on September 17, 2019 and (ii) the parties’ desire that each validly issued and allotted, fully paid-up HoldCo ADS be issued against the deposit of two HoldCo Shares.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereof, and intending to be legally bound hereby, pursuant to Section 11.03 of the Merger Agreement, the parties hereto agree as follows:

AGREEMENT

SECTION 1.1    Updates to HoldCo Name.  All references in the Merger Agreement and all exhibits and schedules thereto (including in the Company Disclosure Letter and the Parent Disclosure Letter) to “Natura Holding S.A.” shall be deemed replaced with “Natura &Co Holding S.A.”

SECTION 1.2    Amendments to Recitals.  Clause (b) of the first recital of the Merger Agreement is hereby amended and restated to replace the text “with each such HoldCo ADS representing 1 HoldCo Share” with the text “with each such HoldCo ADS representing 2 HoldCo Shares”.

SECTION 1.3    Amendments to Section 2.03(b)(i).  The first two sentences of Section 2.03(b)(i) of the Merger Agreement are hereby amended and restated in their entirety as follows:

“Except as otherwise provided in Section 2.03(b)(ii) and Section 2.05 and subject to adjustment in accordance with Section 2.08, each Merger Sub I Share outstanding (and each right to receive such Merger Sub I

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Shares) as of immediately prior to the Second Effective Time shall be converted into the right to receive 0.300 validly issued and allotted, fully paid-up HoldCo ADSs against the deposit of two HoldCo Shares (together with the cash in lieu of fractional HoldCo ADSs (or HoldCo Shares) provided for in Section 2.05, the “Common Stock Consideration” and, together with the Preferred Stock Consideration, the “Merger Consideration”). Notwithstanding anything to the contrary in this Agreement, the holders of Merger Sub I Shares as of immediately prior to the Second Effective Time may elect to receive 0.600 (the “Exchange Ratio”) validly issued and allotted, fully paid-up HoldCo Shares in lieu of the Common Stock Consideration, in which case (1) any and all HoldCo Shares delivered to such holders who have elected to receive HoldCo Shares shall, for all purposes of this Agreement, be deemed to be the Common Stock Consideration and (2) Parent shall be deemed to have satisfied its obligations under this Agreement with respect to HoldCo ADSs through the registration, issuance, delivery and listing of HoldCo Shares.”

SECTION 1.4    Amendments to Section 2.04.

(a)    The second sentence of Section 2.04(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“At or prior to the Closing, the Parent Entities shall have deposited, or shall have caused to be deposited with or provided to, (1) the Depositary Bank, or a nominee for the Depositary Bank, a number of HoldCo Shares equal to (x) the aggregate number of HoldCo ADSs to be issued as Common Stock Consideration multiplied by (y) two and (2) the Exchange Agent, in escrow (x) for the benefit of the holders of Company Common Stock, irrevocable written instruction to cause the aggregate number of HoldCo ADSs to be issued as Common Stock Consideration and receipts (or uncertificated book-entries, as applicable) representing such aggregate number of HoldCo ADSs, (y) for the benefit of the holders of Company Common Stock, a number of HoldCo Shares (or uncertificated book-entries, as applicable) to be issued as Common Stock Consideration as contemplated by the second sentence of Section 2.03(b)(i) and (z) for the benefit of the holders of the Series C Preferred Stock, an amount in cash in U.S. dollars sufficient to pay the Preferred Stock Consideration.”

(b)    The fourth sentence of Section 2.04(b) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“For the avoidance of doubt, pursuant to the foregoing provisions, each Person entitled to receive Merger Sub I Shares in the First Merger shall instead receive 0.300 HoldCo ADSs per Merger Sub I Share (or at such Person’s option, 0.600 HoldCo Shares) to be issued following the Second Merger as the Common Stock Consideration.”

SECTION 1.5    Amendments to Section 7.11(a).  The third sentence of Section 7.11(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“In any event, subject to the prior sentence and Applicable Law, the Deposit Agreement shall (i) provide (A) that each HoldCo ADS under the ADR Facility shall represent and be exchangeable for two HoldCo Shares, (B) for customary provisions for the voting by the Depositary Bank of such HoldCo Shares as instructed by the holders of the HoldCo ADSs, (C) for the issuance, at the request of a holder, of either certificated or uncertificated ADRs, (D) subject to the limitations provided for in General Instruction I.A.1 of Form F-6, that holders of HoldCo ADSs shall have the right at any time to exchange their HoldCo ADSs for the underlying HoldCo Shares and (E) that the HoldCo Shares deposited by the Parent Entities with the custodian (the “Custodian”) for the ADR Facility shall be held by the Custodian for the benefit of the Depositary Bank, (ii) require the Depositary Bank to forward voting instructions and other shareholder communications (including notices, reports and proxy solicitation materials) to the registered holders of HoldCo ADSs promptly following its receipt of such materials, (iii) include customary provisions for the distribution to holders of HoldCo ADSs of dividends, other distributions or the rights to participate in any rights offerings in each case received by the Custodian from the Parent Entities (or in certain cases the U.S. dollars available to the Depositary Bank from the net proceeds of the sale of the foregoing) and (iv) not permit (x) except as required by Applicable Law, any amendment that prejudices any right of HoldCo ADS holders without giving at least 30 days’ notice to the

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holders of the outstanding HoldCo ADSs, or (y) any termination by HoldCo or the Depositary Bank on less than 30 days’ written notice to HoldCo ADS holders.”

SECTION 1.6    Additional Representations and Warranties.  Each of the parties represents and warrants that (a) this Amendment has been duly executed and delivered by it and (b) this Amendment constitutes the legal, valid and binding obligation of each of the parties, enforceable against each such party in accordance with its terms (subject, as to enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

SECTION 1.7    Full Force and Effect.  Except to the extent specifically amended hereby, the Merger Agreement remains unchanged and in full force and effect. From and after the execution of this Amendment, each reference in the Merger Agreement to “this Agreement,” “hereof”, “hereunder” or words of similar import, will be deemed to mean the Merger Agreement, as amended by this Amendment, each reference in the Merger Agreement to the “Company Disclosure Letter” will be deemed to mean the Company Disclosure Letter as amended pursuant to Section 1.1 hereof and each reference in the Merger Agreement to the “Parent Disclosure Letter” will be deemed to mean the Parent Disclosure Letter as amended pursuant to Section 1.1 hereof.

SECTION 1.8    General Provisions.  The provisions of Article 11 (Miscellaneous) of the Merger Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Remainder of this page is intentionally left blank; signature page follows.]

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

AVON PRODUCTS, INC.

By

/s/ Ginny Edwards
Name: Ginny Edwards
Title: Vice President, Interim General Counsel and Corporate Secretary

[SIGNATURE PAGE TO MERGER AGREEMENT AMENDMENT NO. ONE]

NATURA COSMÉTICOS S.A.

By

/s/ Jose Antonio de Almeida Filippo
Name: Jose Antonio de Almeida Filippo
Title: Chief Financial and Investor Relations Officer

By

/s/ Itamar Gaino Filho
Name: Itamar Gaino Filho
Title: Chief Legal Officer

NATURA &CO HOLDING S.A.

By

/s/ Jose Antonio de Almeida Filippo
Name: Jose Antonio de Almeida Filippo
Title: Executive Officer

By

/s/ Itamar Gaino Filho
Name: Itamar Gaino Filho
Title: Executive Officer

[SIGNATURE PAGE TO MERGER AGREEMENT AMENDMENT NO. ONE]

NECTARINE MERGER SUB I, INC.

By

/s/ Robert Claus Chatwin
Name: Robert Claus Chatwin
Title: President

NECTARINE MERGER SUB II, INC.

By

/s/ Robert Claus Chatwin
Name: Robert Claus Chatwin
Title: President

[SIGNATURE PAGE TO MERGER AGREEMENT AMENDMENT NO. ONE]

Annex C

VOTING AND SUPPORT AGREEMENT

dated as of

May 22, 2019

among

ANTONIO LUIZ DA CUNHA SEABRA

LUCIA HELENA RIOS SEABRA

GUILHERME PEIRÃO LEAL

PEDRO LUIZ BARREIROS PASSOS

UTOPIA PARTICIPAÇÕES S.A.

FELIPE PEDROSO LEAL

RICARDO PEDROSO LEAL

PASSOS PARTICIPAÇÕES S.A

FUNDO DE INVESTIMENTO DE AÇÕES VEREDAS — INVESTIMENTO NO EXTERIOR

NATURA HOLDING S.A.

NATURA COSMÉTICOS S.A.

and

AVON PRODUCTS, INC.

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (as the same may be amended from time to time in accordance with its terms, this “Agreement”) is entered into as of May 22, 2019, by and among the parties identified below (“Parties” or, individually, a “Party”), on the one side:

I.

ANTONIO LUIZ DA CUNHA SEABRA, Brazilian, married, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Amauri 255, 17th floor, ZIP CODE 01448-000, bearer of Identity Card RG No. 3.524.557-8-SSP/SP and enrolled with the CPF under No. 332.927.288-00 (“Luiz Seabra”);

II.

LUCIA HELENA RIOS SEABRA, Brazilian, married, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Amauri 255, 17th floor, ZIP CODE 01448-000, bearer of Identity Card RG No. 15.275.178-6 SSP/SP and enrolled with the CPF under No. 055.336.688-29 (“Lucia Seabra”);

III.

GUILHERME PEIRÃO LEAL, Brazilian, married, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Amauri 255, 17th floor, ZIP CODE 01448-000, bearer of Identity Card RG No. 4.105.990-6 — SSP/SP and enrolled with the CPF under No. 383.599.108-63 (“Guilherme Leal”);

IV.

PEDRO LUIZ BARREIROS PASSOS, Brazilian, married, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Amauri 255, 9th floor, ZIP CODE 01448-000, bearer of Identity Card RG No. 4.700.753-9 SSP/SP and enrolled with the CPF under No. 672.924.618-91 (“Pedro Passos”);

V.

UTOPIA PARTICIPAÇÕES S.A., a Brazilian closely held corporation, duly organized and validly existing under the laws of Brazil, with its principal place of business in the city of São Paulo, State of São Paulo, at Rua Amauri 255, 17th floor, ZIP CODE 01448-000, enrolled with the CNPJ under No. 04.819.657/0001-36 (“Utopia”), herein represented in accordance with its By-laws;

VI.

FELIPE PEDROSO LEAL, Brazilian, married, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Rodésia, 106 - office 13 — Vila Madalena, ZIP CODE 05435-020, bearer of Identity Card No. 23.434.078-2-SSP/SP and enrolled with the CPF under No. 252.495.598-24 (“Felipe Leal”);

VII.

RICARDO PEDROSO LEAL, Brazilian, married, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Rodésia, 106 - office 13 — Vila Madalena, ZIP CODE 05435-020, bearer of Identity Card No. 23.434.121-X-SSP/SP and enrolled with the CPF under No. 269.535.658-70 (“Ricardo Leal”);

VIII.

PASSOS PARTICIPAÇÕES S.A, a Brazilian closely held corporation, duly organized and validly existing under the laws of Brazil, with its principal place of business in the city of São Paulo, State of São Paulo, at Rua Amauri 255, 9th floor, ZIP CODE 01448-000, enrolled with the CNPJ under No. 05.561.635/0001-81 (“Passos”), herein represented in accordance with its By-laws;

IX.

FUNDO DE INVESTIMENTO DE AÇÕES VEREDAS — INVESTIMENTO NO EXTERIOR, a Brazilian investment fund, duly organized and validly existing under the laws of Brazil, with its principal place of business in the city of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, n.º 501, 5th floor (part), Torre Corcovado, Botafogo, ZIP CODE 22250-040, enrolled with the CNPJ under No. 19.959.932/0001-94, managed by SPN Gestão de Investimentos Ltda, a company authorized by CVM to manage securities portfolios, headquartered in the city of São Paulo, State of São Paulo, at Rua Amauri, 255, 9th floor, ZIP CODE 01448-000, enrolled with the CNPJ under No. 05.825.277/0001-77 (“FIA Veredas”, and together with Luiz Seabra, Lucia Seabra, Guilherme Leal, Pedro Passos, Utopia, Felipe Leal, Ricardo Leal and Passos, the “Founding Controlling Parent Shareholders”), herein represented in accordance with its By-laws;

X.

NATURA COSMÉTICOS S.A., a Brazilian corporation, duly organized and validly existing under the laws of Brazil, with its principal place of business in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, 1.188, Vila Jaguara, CEP 05106-000 , enrolled with the CNPJ under No. 71.673.990/0001-77 (“Nectarine”), herein represented in accordance with its By-laws;

XI.

NATURA HOLDING S.A., a Brazilian corporation, duly organized and validly existing under the laws of Brazil, with its principal place of business in the city of Cajamar, State of São Paulo, at Via de Acesso Km 30.5, Building “C”, Room A, Itaim Empresarial, CEP 07790-190, enrolled with the CNPJ under No. 32.785.497/0001-97 (“HoldCo”);

And:

XII.

AVON PRODUCTS, INC., a corporation, duly organized and validly existing under the laws of the State of New York, with its principal executive offices at Building 6, Chiswick Park, London W4 5HR, United Kingdom (“Apple”), herein represented in accordance with its organizational documents.

W I T N E S S E T H :

WHEREAS, on the date hereof, contemporaneously with the execution of this Agreement, Apple, Nectarine and certain other parties, entered into that certain Agreement and Plan of Mergers (“Merger Agreement”), which sets forth the terms and conditions upon which Nectarine, through HoldCo, and Apple intend to combine their business, by means of a merger and payment in HoldCo’s stock;

WHEREAS, as a condition and inducement to Apple’s willingness to enter into the Merger Agreement, Apple has requested that the Founding Controlling Parent Shareholders agree to enter into this Agreement;

WHEREAS, the Utopia Restructuring is currently underway and as a result of such Utopia will cease to be a stockholder of Nectarine and Felipe Leal and Ricardo Leal will become direct stockholders of Nectarine, and Guilherme Leal will increase its direct interest in Nectarine, as further described herein;

WHEREAS, the Founding Controlling Parent Shareholders, directly or indirectly, in the aggregate, hold title and are the legitimate owners of shares representing 50,54652262% of the total voting capital stock of Nectarine;

WHEREAS, a condition for closing of the transactions of the Merger Agreement is the corporate restructuring of Nectarine, pursuant to which several actions from Nectarine and the Founding Controlling Parent Shareholders will be required as further described herein; and

WHEREAS, the Founding Controlling Parent Shareholders wish to enter into this Agreement so that, subject to the terms and conditions of the Merger Agreement, they commit to take all actions and to vote on any matters and to cause all actions to be taken under their control as necessary to approve the transactions set forth in the Merger Agreement.

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NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements contained herein, the Parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. Unless otherwise defined herein, capitalized terms and expressions used but not defined herein shall have the same meaning ascribed to them in the Merger Agreement.

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents, headings and captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “, but not limited to,” whether or not they are in fact followed by those words or words of like import. The terms “dollars”, “$” and “U.S. $” shall mean United States dollars, the lawful currency of the United States of America. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Except as otherwise specifically provide in this Agreement, any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, supplemented or modified, including (i) in the case of agreements or instruments, by waiver or consent, and (ii) in the case of statutes, by succession of comparable successor statutes and any rules, regulations or interpretations promulgated thereunder. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

ARTICLE 2

BOUND SHARES

Section 2.01. Shares Bound to this Agreement. All of the shares, equity or voting securities or interests issued and outstanding of Nectarine and HoldCo held directly or indirectly by any of the Founding Controlling Parent Shareholders on the date hereof, in addition to any shares, equity or voting securities or interests issued by Nectarine and HoldCo that, at any time and by any means, are subscribed, acquired or by any other means come to be held directly or indirectly by the Founding Controlling Parent Shareholders shall be subject to this Agreement (“Bound Shares”). For the purposes of this Agreement, Bound Shares also include: (i) shares, equity or voting securities or interests resulting from bonuses, dividends or distributions that are capitalized or otherwise attributed to the Bound Shares, from the splitting or grouping of the Bound Shares; (ii) shares, equity or voting securities or interests arising from the subdivision, reclassification, exchange, capitalization of credits, profits or other reserves, conversion, merger (including of shares), consolidation, spin-off, recapitalization, readjustment or other similar transaction or other type of corporate reorganization and, in any case, arising from the Bound Shares (including the Profit Capitalization and the HoldCo Capital Reserve Capitalization (each as defined in the Parent Disclosure Letter)); or (iii) new shares, equity or voting securities or interests subscribed to in the exercise of preemptive rights attributed to the Bound Shares, as well as warrants, options, debentures and other securities that are convertible into, or are rights to acquire, shares, equity or voting securities or interests issued by

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Nectarine, HoldCo or any of their successors, as applicable. It is hereby understood that any shares that are to be held by the Founding Controlling Parent Shareholders as a result of the restructurings set forth in Section 3.01 below shall also be considered Bound Shares and subject to the provisions of this Agreement.

Section 2.02. Successors. (a) This Agreement binds the Bound Shares and, consequently, the Founding Controlling Parent Shareholders and their respective assignees and successors, on any account, including, in the case of individuals, their spouses, partners, curators, heirs and successors who become, for any reason, holders of the Bound Shares and/or the voting rights inherent to them (jointly referred to as “Successors”). (b) In the event of the death of any Founding Controlling Parent Shareholders, their Successors shall assume all the rights and obligations of the deceased Founding Controlling Parent Shareholder provided for in this Agreement. This assumption shall be automatic in the event of legal or testamentary succession, and the corresponding Successor shall inherit the Bound Shares in accordance with this Agreement, as well as everything attached thereto (ownerships, encumbrances, rights and obligations), in accordance with all the terms and conditions agreed upon by the Founding Controlling Parent Shareholders. The same rule also applies to the spouse and/or partner in the event of the division of assets arising from a separation, divorce and/or dissolution of steady union. In the case of judicial interdiction of a Founding Controlling Parent Shareholder or of a minor (absolutely or relatively incompetent), the curator is equally obligated and bound by the terms and conditions of this Agreement, in accordance with the legal provisions, personal statements (in public or private written documents) regarding guardianship of the interdicted person or minor. In any such event, such Successor shall promptly execute a joinder agreement substantially in the form of Exhibit I and deliver a separate written instrument contemplated in Section 5.07 in the form of Exhibit III for a transfer by succession to be permitted hereunder.

Section 2.03. Filing. This Agreement shall be filed at the headquarters of Nectarine and of HoldCo as an agreement binding each Party, their respective shareholders, board of directors and executive officers. Each of Nectarine and HoldCo shall record the existence of this Agreement and restriction on trading of the Bound Shares (except for any transfers by succession permitted hereunder and the transfer of shares in connection with the Utopia Restructuring, which shall otherwise be restricted from trading) in its share registry book.

Section 2.04. Depositary Institution. The Parties shall deliver a notice to the depositary institution (instituição depositária) of Nectarine’s shares, within no more than five (5) Business Days after the date hereof, informing the depositary institution of the existence of this Agreement and requesting that the existence hereof and restriction on the trading of the Bound Shares (except for any transfers by succession permitted hereunder and the transfer of shares in connection with the Utopia Restructuring, which shall otherwise be restricted from trading) are annotated in their respective book-entry share deposit accounts.

Section 2.05. Breaching Vote. The Parties hereby agree that Nectarine and HoldCo are hereby authorized and obligated to compute the votes of the Parties as agreed in Article 3 hereof, disregarding any opposing votes for being null and void.

Section 2.06. Joinder Agreement. The Parties hereby agree that, in the event any shareholder of Nectarine that is currently part of the controlling block (and not party hereto) wishes to (i) adhere to this Agreement; and/or (ii) participate in the Nectarine Contribution, any such shareholder shall execute a joinder agreement, whereby the shareholder shall agree to be bound with respect to the Founding Controlling Parent Shareholders’ rights and obligations under this Agreement, substantially in the form of Exhibit I hereof. Upon execution of such joinder agreement, such shareholder shall be considered as a “Founding Controlling Parent Shareholder” for all purposes hereof. If such other controlling shareholder executing a joinder does not wish to participate in the Nectarine Contribution, such shareholder shall migrate to HoldCo together with the other Parent shareholders, under the Restructuring Merger of Shares.

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ARTICLE 3

VOTING AGREEMENTS AND OTHER COVENANTS

Section 3.01. Obligations of the Founding Controlling Parent Shareholders. Subject to the terms and conditions of this Agreement and of the Merger Agreement and the observation of the provisions of the Brazilian Corporation Law and applicable regulations, each of the Founding Controlling Parent Shareholders hereby irrevocably agrees to (i) perform or cause to be performed all necessary or advisable acts (in their capacity as shareholders and/or directors of Nectarine and HoldCo), (ii) cooperate with the practice of all acts necessary or advisable, and (iii) appear at any necessary meeting and to favorably cast its votes (or to instruct its respective representatives to favorably cast their votes or otherwise cause its votes to be cast favorably) in any such shareholders meetings and board of directors meetings (including, for the avoidance of doubt, any Previous Meetings (as defined in and held pursuant to Article IX of that certain Shareholders’ Agreement of Natura Cosméticos S.A. dated February 12, 2015, the “Shareholders’ Agreement”)) (as holders of Bound Shares and as directors), in each case, to:

(a) approve and complete the Utopia Restructuring as soon as reasonably possible following the date of this Agreement, provided, for the avoidance of doubt, that this obligation shall only apply to Utopia, Guilherme Leal, Felipe Leal and Ricardo Leal, as the sole shareholders of Utopia;

(b) approve and complete the calling and holding of a Previous Meeting, in accordance with paragraph 2 of Section 9 of the Shareholders’ Agreement, within thirty (30) Business Days following the execution of this Agreement (provided that, if not possible the Founding Controlling Parent Shareholders shall have an additional thirty (30) Business Days to call and hold such meeting), and the favorably casting of their votes in such meeting, pursuant to the terms of paragraph 3 of Section 9 of the Shareholders’ Agreement, to approve the Nectarine Contribution, the Restructuring Merger of Shares and the Mergers in accordance with Section 3.01(c) below, which approval shall bind all signatories of the Shareholders’ Agreement at the shareholder meetings of Nectarine;

(c) in connection with the Nectarine Contribution, the Restructuring Merger of Shares and the Mergers and the other transactions contemplated by the Merger Agreement:

(i) approve and complete prior to the Closing Date, following the conclusion of the Utopia Restructuring and except for FIA Veredas, the contribution, transfer, conveyance, assignment and delivery of all of their right, title and interest in, to and under their respective shares of the capital stock of Nectarine to HoldCo and the making of the Founders Cash Contribution to HoldCo and, in exchange receiving for each issued and outstanding share of capital stock of Nectarine so contributed a number of shares of common stock of HoldCo such that the total number of shares of HoldCo outstanding immediately following the time of such contribution equals the total number of shares of Nectarine so contributed, and the HoldCo shares issued in the contribution shall collectively constitute all of the issued and outstanding shares of HoldCo as of the time immediately following such contribution (collectively, the “Nectarine Contribution”);

(ii) cooperate and assist as reasonably necessary, proper or advisable on its part under Applicable Laws to (A) register HoldCo as a publicly-held company with the CVM, (B) list HoldCo Shares with B3, under the Novo Mercado listing segment, and (C) establish HoldCo’s ADR Facility and list HoldCo ADS under the ADR Facility with NYSE pursuant to the Merger Agreement;

(iii) approve and, as reasonably necessary, proper or advisable on its part under Applicable Laws, to the extent legally within their power, complete, prior to the Closing Date, the merger of all of the issued and outstanding shares of Nectarine by HoldCo, pursuant to which Nectarine would become a wholly-owned direct subsidiary of HoldCo and each share of Nectarine’s capital stock held by Nectarine’s shareholders (excluding shares held by the Founding Controlling Parent Shareholders contributed to HoldCo in the Nectarine Contribution) will be converted into the right to receive 1 share of HoldCo (the “Restructuring Merger of Shares”);

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(iv) approve and, as reasonably necessary, proper or advisable on its part under Applicable Laws, to the extent legally within their power, complete the First Merger, pursuant to which Apple would become a wholly-owned direct subsidiary of Merger Sub I (the “First Merger”);

(v) approve and, as reasonably necessary, proper or advisable on its part under Applicable Laws, to the extent legally within their power, complete the Second Merger, pursuant to which Apple would become a wholly-owned direct subsidiary of HoldCo (the “Second Merger”);

(vi) cooperate and assist, as reasonably necessary, proper or advisable on its part under Applicable Laws for the preparation and filing, as well as the execution and delivery of any such additional documents, reports or materials required from them by Applicable Laws or regulations to cause the Nectarine Contribution, the Restructuring Merger of Shares and the Mergers, as contemplated by the Merger Agreement to be consummated; and

(vii) in furtherance, and not in limitation, of the foregoing clauses (i) through (vi), (A) attending or, if applicable, causing a proxy to attend all board and shareholders’ meetings and voting at such board and shareholders’ meetings in favor of the Nectarine Contribution, the Restructuring Merger of Shares, the Mergers, (B) executing protocols and justifications of merger that are required from them by Applicable Laws or regulations, (C) duly calling, convening or causing shareholders’ meetings of Nectarine and HoldCo to be held, or executing and delivering written stockholder consents, and (D) causing to be present as a director, when applicable, and the approving of the Nectarine Contribution, the Restructuring Merger of Shares and the Mergers.

Section 3.02. Shareholders’ Agreement. Each of the Founding Controlling Parent Shareholders acknowledges and agrees that Articles V, VI and VII of the Shareholders’ Agreement shall be inapplicable to the transactions contemplated by this Agreement and the Merger Agreement, and each Party hereby waives any and all rights, and agrees that it shall not exercise any rights, under Articles V, VI or VII of the Shareholders’ Agreement, in each case with respect to the transactions contemplated by this Agreement and the Merger Agreement. Within five (5) Business Days following the Previous Meeting held pursuant to Section 3.01(b), the Controlling Parent Shareholders shall (i) deliver the minutes from such Previous Meeting to Nectarine and (ii) request that Nectarine file such minutes at Nectarine’s headquarters. Nectarine shall as promptly as practicable file such minutes at its headquarters. Each of the Founding Controlling Parent Shareholder agrees that it will not revoke or amend in any way the approval of the Nectarine Contribution, the Restructuring Merger of Shares or the Mergers at the Shareholders’ Meeting held pursuant to Section 3.01. Each of the Founding Controlling Parent Shareholders agrees not to amend or modify the Shareholders’ Agreement in any manner that is adverse to Apple with respect to the Previous Meeting contemplated by Section 3.01 without Apple’s prior written consent.

Section 3.03. HoldCo and Merger Subs Obligations. From the date hereof to the date of the consummation of the Restructuring Merger of Shares, each of the Founder Controlling Parent Shareholders agrees to cause HoldCo and the Merger Subs to perform their respective obligations under the Merger Agreement.

Section 3.04. Illustrative Step Plan. The parties hereto agree that the actions set forth on Exhibit II (the “Illustrative Steps Plan”) shall be taken in furtherance of consummating the Nectarine Contribution, the Restructuring Merger of Shares and the Mergers and the other transactions contemplated by this Agreement and the Merger Agreement; provided that the Founder Controlling Parent Shareholders and each of their respective Affiliates may, after prior consultation with Apple, take actions inconsistent with the Illustrative Steps Plan if (i) required by Applicable Law or Order or (ii) such Person determines in its reasonable discretion that such inconsistent actions are necessary or advisable to consummate Nectarine Contribution, the Restructuring Merger of Shares or the Mergers, and in the case of this clause (ii) such inconsistent actions would not impair or materially delay the consummation of the Nectarine Contribution or the Restructuring Merger of Shares beyond the date the Parent Restructuring is contemplated to be completed in the Illustrative Steps Plan.

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ARTICLE 4

REPRESENTATIONS AND WARRANTIES

Section 4.01. Authorization; Validity of Agreement. Utopia, Passos and FIA Veredas are duly organized, validly existing and in good standing under the laws of Brazil. Each of the Founding Controlling Parent Shareholders have the requisite capacity and authority to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized (to the extent authorization is required), executed and delivered by each of the Founding Controlling Parent Shareholders and constitutes a valid and binding obligation of the Founding Controlling Parent Shareholders, enforceable against the Founding Controlling Parent Shareholders in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity.

Section 4.02. Ownership. The Utopia, Passos, FIA Veredas, Luiz Seabra, Lucia Seabra, Guilherme Leal and Pedro Passos are, and, following the conclusion of the Utopia Restructuring, Felipe Leal and Ricardo Leal will be, the sole legitimate owners and have good and valid title to the Bound Shares, free and clear of any Liens other than pursuant to this Agreement or the Merger Agreement or the existing commitment involving the Founding Controlling Parent Shareholder and the Joinder Affiliate specified in Exhibit IV. Such Founding Controlling Parent Shareholders have, and will have (subject to any succession transfer permitted hereunder) at the time of any extraordinary general meeting of Nectarine or HoldCo in connection with the Nectarine Contribution, the Restructuring Merger of Shares or the Mergers or the other transactions contemplated by the Merger Agreement, as applicable, voting power, power of disposition, power to Transfer, power to issue instructions with respect to the matters set forth herein and power to agree to all of the matters set forth in this Agreement, in each case with respect to all Bound Shares of such Controlling Parent Shareholder, subject to Applicable Laws and the terms of this Agreement. As of the date hereof the Bound Shares represent (i) 50,54652262% of the total voting capital stock of Nectarine, equivalent in the aggregate to 218,058,616 shares of Nectarine; and (ii) 100% of the capital stock of HoldCo. The Bound Shares of Nectarine held by each Founding Controlling Parent Shareholder as of the date hereof is set forth opposite such Founding Controlling Parent Shareholders’ name on Schedule A hereto. The Bound Shares are sufficient to approve each of the actions required to be taken pursuant to this Agreement. The Founding Controlling Parent Shareholders have and will have at all times throughout the term of this Agreement sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Section 3.01, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Bound Shares.

Section 4.03. No Violation. The execution and delivery of this Agreement by the Founding Controlling Parent Shareholders do not, and the performance by the Founding Controlling Parent Shareholders of their obligations under this Agreement will not (x) conflict with or violate any Applicable Law or, as applicable, any certificate or articles of incorporation, bylaws or other equivalent organizational documents of the Founding Controlling Parent Shareholders or Parent, HoldCo or any of the other Parent Entities, (y) violate or constitute a default under any of the terms, conditions or provisions of any Contract to which any Founding Controlling Parent Shareholder is a party or accelerate any Controlling Parent Shareholder’s obligations under any such Contract or (z) result in the creation of any Lien on the Bound Shares. No consent of, or filing, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by any Founding Controlling Parent Shareholder or the performance by such Founding Controlling Parent Shareholder of its obligations hereunder.

Section 4.04. Absence of Litigation. As of the date hereof, there is no litigation, action, suit or proceeding pending or, to the knowledge of the Founding Controlling Parent Shareholders, threatened against or affecting the Founding Controlling Parent Shareholders and/or any of its Affiliates before or by any Governmental Authority that would reasonably be expected to impair the ability of any Founding Controlling Parent Shareholder to perform their obligations hereunder or under the Merger Agreement or to consummate the

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transactions contemplated hereby on a timely basis. As of the date of hereof, there is no outstanding Order imposed upon any Founding Controlling Parent Shareholder that would reasonably be expected to impair the ability of any Founding Controlling Parent Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

ARTICLE 5

COVENANTS

Section 5.01. No Inconsistent Agreements. The Founding Controlling Parent Shareholders hereby covenant and agree that, except for this Agreement, the Founding Controlling Parent Shareholders (a) have not entered into, and shall not enter into at any time prior to the termination of this Agreement, any voting agreement or voting trust with respect to the Bound Shares that would prevent them from performing their obligations under this Agreement, (b) have not granted, and shall not grant at any time prior to the termination of this Agreement, a proxy, consent or power of attorney with respect to the Bound Shares that would prevent them from performing their obligations under this Agreement; and (c) has not taken and shall not knowingly take any action that would make any representation or warranty of the Founding Controlling Parent Shareholders contained herein untrue or incorrect or have the effect of preventing or disabling the Founding Controlling Parent Shareholder from performing any of their obligations under this Agreement.

Section 5.02. Prohibition on Transfers. Except for the Utopia Restructuring referred to in Section 8.01 and/or any transfer resulting from legal or testamentary succession pursuant to Section 2.02(b) above, until the earlier of (a) each of the Mergers shall have become effective in accordance with the terms of the Merger Agreement and (b) the termination of this Agreement, the Founding Controlling Parent Shareholders agree that they shall not Transfer or cause or permit the Transfer of any of the Bound Shares or any other interest therein, except as permitted pursuant to Section 2.02(b) of this Agreement or necessary to consummate the obligations undertaken hereby. Any Transfer in violation of this provision shall be void ab initio. A Person shall be deemed to have effected a “Transfer” of a Bound Share if such Person directly or indirectly (i) sells, pledges, encumbers, exchanges, converts, assigns, grants an option with respect to, transfers, tenders or otherwise disposes of such Bound Share or any interest in such Bound Share (including by gift, merger or operation of law), or (ii) enters into an agreement, arrangement or commitment providing for the sale of, pledge of, encumbrance of, exchange of, conversion of, assignment of, grant of an option with respect to, transfer, tender of or other disposition of such Bound Share or any interest therein (including by gift, merger or operation of law.

Section 5.03. No Solicitation; Other Offers.

(a) The Founding Controlling Parent Shareholders shall not, and shall cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage the submission of any Parent Acquisition Proposal (as defined in the Merger Agreement), (ii) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to Nectarine or any of its Subsidiaries or afford access to the business, properties, assets, books or records of Nectarine or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any Third Party that is seeking to make, or has made, a Parent Acquisition Proposal, (iii) amend or grant any waiver or release under or fail to enforce any standstill or similar agreement with respect to any class of equity securities of Nectarine or any of its Subsidiaries, (iv) recommend, adopt or approve or publicly propose to recommend, adopt or approve a Parent Acquisition Proposal or vote or tender any Bound Shares in favor or support of a Parent Acquisition Proposal; or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other agreement relating to a Parent Acquisition Proposal.

Section 5.04. No Adverse Board Recommendation. The Founding Controlling Parent Shareholders hereby undertake not to request, induce or in any other way cause Nectarine’s board of directors to withdraw, revoke or

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modify in a manner adverse to the transactions contemplated hereby or thereby, or publicly propose to withdraw, revoke or modify in a manner adverse to the transactions contemplated hereby or thereby, the approval by the board of directors of Parent of the Merger Agreement and the transactions contemplated thereby. For the avoidance of doubt, each Founding Controlling Parent Shareholder hereby agrees that any adverse recommendation, opinion or position of Nectarine’s Board shall not limit or modify its obligations under this Agreement. Each Founding Controlling Parent Shareholder further agrees that any recommendation by an independent committee regarding the exchange ratio applicable to the Restructuring Merger of Shares shall not limit or modify its obligations under this Agreement.

Section 5.05. Disclosure; Filings. Each of the Founding Controlling Parent Shareholders hereby authorizes Apple and the Parent Entities to publish and disclose in any announcement or disclosure required by the SEC, the CVM, or other Governmental Authorities and in the Form F-4 and the Joint Proxy Statement/Prospectus and the filings required for the Nectarine Contribution and the Restructuring Merger of Shares, each Controlling Parent Shareholder’s identity and ownership of the Bound Shares and the nature of each Controlling Parent Shareholder’s obligations under this Agreement, to the extent that such information is required be disclosed by Applicable Law in any filings with or notices to Governmental Authorities required to be filed or made in connection with the contemplated transactions under Applicable Law. Each of the Parent Entities hereby authorizes each Founding Controlling Parent Shareholder to disclose in any disclosure required by any Governmental Authority the identity of the Parent Entities and the nature of the Parent Entities’ obligations under this Agreement. Each of the Founding Controlling Parent Shareholders hereby agrees to provide to Governmental Authorities such additional information as may be necessary or appropriate in connection with any filings with or approvals sought from such Governmental Authorities pursuant to the Merger Agreement, including the Required Competition Approvals.

Section 5.06. Further Assurances. Subject to the terms and conditions of this Agreement, upon the request of Apple, each Founding Controlling Parent Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or appropriate to comply with the its obligations under this Agreement.

Section 5.07. Founding Controlling Parent Shareholders Representative. Each Founding Controlling Parent Shareholder hereby grants to officers designated by Nectarine and HoldCo a power of attorney, in the form attached hereto as Exhibit III, which original and notarized copies are delivered to Nectarine on the date hereof, except for the powers of attorney granted by Lucia Seabra, Felipe Leal and Ricardo Leal that shall be delivered to Nectarine within ten (10) days as from the date hereof. The Founding Controlling Parent Shareholders also undertake to deliver to Nectarine, within thirty (30) days as from the date hereof, a certified translation of each of the powers of attorney granted pursuant to this Section 5.07 into Portuguese, prepared and signed by a sworn public translator. If for any reason prior to End Date the officers of Nectarine and/or Holdco that received the powers-of-attorney from the Founding Controlling Parent Shareholders cease to be officers of Nectarine and/or Holdco, each of the Founding Controlling Parent Shareholder agrees to execute and deliver to Nectarine, within ten (10) Business Days from the date such officers ceased to hold their positions in Nectarine’s and/or Holdco’s management, a replacement separate written instrument in the form attached hereto as Exhibit III, accompanied by its certified translation pursuant to this Section 5.07. If necessary, each Founding Controlling Parent Shareholder agrees to execute and deliver to Nectarine, five (5) Business Days prior to the expiration of such notarized instrument, a replacement separate written instrument in the form attached hereto as Exhibit III with an expiration date no earlier than the End Date prior to the expiration date of the first power of attorney.

ARTICLE 6

INDEMNIFICATION

Section 6.01. Indemnification. The Founding Controlling Parent Shareholders hereby irrevocably and unconditionally agree to, severally, indemnify and hold Nectarine and/or its Affiliates (including, after the

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consummation of the Restructuring Merger of Shares, HoldCo), as well as their respective officers, directors, employees and their successors and permitted assignees (each an “Indemnified Party”, and, collectively, the “Indemnified Parties”) harmless from and against any and all losses, damages, liabilities, charges, costs or expenses of any nature (including, but not limited to, reasonable attorney fees and court costs, interest, Taxes or other penalties) (“Losses”) incurred or suffered by any Indemnified Party arising from or relating to:

(a) any misrepresentation or breach of warranty, or non-fulfillment of or failure to perform any covenant or agreement contained in this Agreement by any of the Founding Controlling Parent Shareholders; and

(b) any contingencies, losses, liabilities or costs resulting, directly or indirectly, from Taxes levied on the capital reserve created as a result of the subscription of Holdco shares by the Controlling Parent Shareholders and the contribution in kind of Nectarine shares to Holdco.

Section 6.02. Mitigation of Losses. Upon occurrence of any indemnifiable event pursuant to Section 6.01, the relevant Indemnified Party shall endeavor its reasonable best efforts to mitigate, in good faith and to the extent possible, the actual Loss to be eventually indemnified.

Section 6.03. Participation in the Defense. Upon reasonable request of the Founding Controlling Parent Shareholders, the Indemnified Party agrees to, in good faith and to the extent possible, keep the Founding Controlling Parent Shareholders duly informed with respect to the progress of any indemnifiable event pursuant to Section 6.01.

Section 6.04. Payment of Indemnification. Upon occurrence of any indemnifiable event pursuant to Section 6.01, the relevant Indemnified Party shall notify the Founding Controlling Parent Shareholders in writing within thirty (30) days following the date in which any Loss becomes due, and the Founding Controlling Parent Shareholders shall pay the indemnification amount corresponding to the Loss suffered by the Indemnified Party within thirty (30) days following receipt of such notice. The parties hereby agree that a Loss will be considered due upon: (i) in the event it does not involve a third-party claim, the receipt of a notice sent by the Indemnified Party informing of such Loss, in case the applicable claim notice is not disputed by the Founding Controlling Parent Shareholders (and if disputed, upon mutual agreement by the Parties of final decision pursuant to Section 8.07 hereof); (ii) in the event it involves a third-party claim, (x) the conclusion of the claim by means of a settlement or similar; or (y) any final judgment or award that has been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the time in which to appeal therefrom has expired or it is not subject to further appeals.

ARTICLE 7

TERMINATION

Section 7.01. Termination. This Agreement shall remain in full force and effect until the Merger Agreement shall have been validly terminated pursuant to Section 10.01 thereof (other than a termination arising from a violation of the obligations set forth in this Agreement), whereupon this Agreement is automatically terminated without the need of any further action by the Parties.

Section 7.02. Effect of Termination. If this Agreement is terminated pursuant to Section 7.01, this Agreement shall become void and of no effect without liability of any Party (or any stockholder or representative of such party) to each other Party hereto, except for this Section 7.02, the indemnification obligations of the Founding Controlling Parent Shareholders set forth in Section 6.01, and Article 8, each of which shall survive for the applicable statute of limitation. Notwithstanding the foregoing, nothing set forth in this Section 7.02 or elsewhere in this Agreement shall relieve any Founding Controlling Parent Shareholder or Parent Entity from liability to each other, or otherwise limit the liability of a Founding Controlling Parent Shareholder or Parent Entity to each other under Article 6 of this Agreement, for any breach of this Agreement prior to such termination.

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ARTICLE 8

MISCELLANEOUS

Section 8.01. Utopia Restructuring. The Parties hereby (i) agree and acknowledge that Utopia has undertaken a capital reduction whereby the totality of Nectarine’s shares owned by Utopia were transferred to Guilherme Leal, Ricardo Leal and Felipe Leal pending registration with the competent Board of Trade, and (ii) expressly consent to such transfer (“Utopia Restructuring”). For the purposes of this Agreement, following the conclusion of Utopia Restructuring, Guilherme Leal, Ricardo Leal and Felipe Leal shall each be deemed a Successor pursuant to Section 2.02 above and all of Nectarine’s shares held by any of Guilherme Leal, Ricardo Leal and Felipe Leal shall be deemed to be Bound Shares.

Section 8.02. Notices. All notices, requests and other communications to any Party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Antonio Luiz da Cunha Seabra and/or Lúcia Helena Rios Seabra, to:

Rua Amauri n.º 255, 17th floor

01448-000

Attention:

Antonio Luiz da Cunha Seabra

E-mail:         luizseabra@natura.net

if to Utopia Participações S/A, Guilherme Peirão Leal, Felipe Pedroso Leal and/or Ricardo Pedroso Leal, to:

Rua Amauri n.º 255, 17th floor

01448-000

Attention: Guilherme Peirão Leal

E-mail:         guilhermeleal@natura.net

if to Passos Participações S/A, to:

Rua Amauri n.º 255, 9th floor

01448-000

Attention: Pedro Luiz Barreiros Passos

E-mail:         pedropassos@natura.net

if to FIA Vered

as, to:

Rua Amauri n.º 255, 9th floor

01448-000

Attention: Guilherme Ruggiero Passos

E-mail:         guilhermepassos@animainvestimentos.com.br

if to Nectarine, to:

Natura Cosméticos S.A.

Avenida Alexandre Colares, n°. 1188, Vila Jaguara

Sao Paulo, SP, 05106-000

Brazil

Attention: Itamar Gaino Filho

E-mail:         itamargaino@natura.net

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with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: Daniel Brass

E-mail         daniel.brass@davispolk.com

and with a copy (which shall not constitute notice) to:

Pinheiro Neto Advogados

Rua Hungria, 1100

São Paulo, SP, 01455-906

Brazil

Attention: Henrique Lang

E-mail:         hlang@pn.com.br

if to Apple, to:

Avon Products, Inc.

1 Avon Place

Suffern, NY

Attention: Ginny Edwards

E-mail:         ginny.edwards@avon.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

Attention: Ting S. Chen, Esq.

E-mail:         TChen@cravath.com

or to such other address or facsimile number as such Party may hereafter specify for the purpose by notice to the other Parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 8.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective.

(a) No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 8.04. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

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Section 8.05. Binding Effect; Benefit; Assignment. The provisions of this Agreement, shall be binding upon and shall inure solely to the benefit of the Parties and their respective Successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties hereto and their respective successors and assigns.

Section 8.06. Governing Law. This Agreement and all actions (whether in contract or tort) based on, arising out of or relating to the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil, regardless of the Applicable Law that might otherwise govern under applicable principles of conflicts of law rules thereof.

Section 8.07. Jurisdiction. Any and all disputes, controversies or claims arising out of, relating to or in connection with this Agreement or the transactions contemplated hereby, including as to the formation, existence, validity, enforceability, interpretation, performance, breach and/or termination of this Agreement, between the Parties, as well as successors to such Parties (“Dispute”), shall be referred to and finally resolved, exclusively, except in limited circumstances provided in Sections 8.07(g) and 8.07(h), by arbitration, administered by the International Court of Arbitration of the International Chamber of Commerce (“ICC”), in accordance with its Rules of Arbitration in effect at the time the arbitration is initiated (“Rules”), and, on a subsidiary basis, with Law 9.307/96, except as they may be modified by mutual agreement of the Parties or as otherwise modified in this Section 8.07. Each of the Parties agrees that it will not attempt to challenge, deny or defeat the jurisdiction of the Arbitral Tribunal or bring any action, suit or proceeding arising out of, relating to or in connection with this Agreement, or the transactions contemplated hereby, or the formation, existence, validity, enforceability, interpretation, performance, breach and/or termination of this Agreement, in any court or before any tribunal or Governmental Authority, other than before the Arbitral Tribunal pursuant to this Section 8.07 (except for actions, suits or proceedings brought to enforce any award of the Arbitral Tribunal and except in limited circumstances provided in Sections 8.07(g) and 8.07(h)).

(a) The arbitration shall be conducted by an arbitral tribunal (the “Arbitral Tribunal”) composed of three arbitrators. One arbitrator shall be nominated by the claimant(s), and one arbitrator shall be nominated by the respondent(s). The party requesting arbitration shall nominate its arbitrator concurrently with such request and the other party shall do so within fifteen calendar days from receipt of the request for arbitration. In the event that for any reason a party fails to nominate an arbitrator or deliver notification of such nomination to the other party and to the ICC within this time period, upon request of the other party, such arbitrator shall instead be appointed by the ICC within fifteen calendar days of the ICC receiving such request in accordance with the ICC Rules. The two arbitrators appointed in accordance with the above provisions shall nominate by mutual agreement the third arbitrator and notify the parties and the ICC in writing of such nomination within fifteen calendar days of their appointment. If the first two appointed arbitrators fail to nominate a third arbitrator or notify the other party and the ICC of that nomination within this time period, then, upon request of the relevant party, the third arbitrator shall be appointed by the ICC within fifteen calendar days of the ICC receiving such request in accordance with the Rules. The third arbitrator shall serve as chairman of the Arbitral Tribunal.

(b) The seat, or legal place, of arbitration shall be the city of São Paulo, State of São Paulo, Brazil, and the language to be used in the arbitral proceedings shall be English, and all evidence that is produced in Portuguese must be translated into English. The governing law of this agreement to arbitrate shall be the law of the Federative Republic of Brazil.

(c) Each arbitrator shall be (i) qualified to practice law in the Federative Republic of Brazil, (ii) fluent in the English language, (iii) independent of the Parties and (iv) a lawyer or retired judge with at least fifteen years’ experience practicing in Brazil in mergers and acquisitions (which may, for the avoidance of doubt, include a litigator with at least fifteen years’ experience practicing in Brazil handling mergers and acquisitions disputes). Without limiting the generality of the foregoing, no arbitrator shall be an employee, officer, director, consultant, contractor or other service provider of Parties or of their respective affiliates, nor shall any arbitrator have any interest that would be affected in any material respect by the outcome of the dispute.

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(d) The arbitration shall be conducted in an expedited manner. There shall be one round of pre-hearing submissions by each of the parties, submitted simultaneously, and one reply submission by each of the parties, submitted simultaneously. The deadline set for first round pre-hearing submissions shall be set by the Arbitral Tribunal, but in no event shall be more than 90 days from the date of submission of the matter to the Arbitral Tribunal. The deadline set for reply submissions shall be set by the Arbitral Tribunal, but in no event shall be more than 45 days from the date first round pre-hearing submissions are due. The arbitration hearing shall be held on the date set by the Arbitral Tribunal, but in no event shall the hearing date be more than 30 days from the date reply submissions are due. There shall be no submissions, including any post-hearing submissions, considered by the Arbitral Tribunal other than the first round pre-hearing and reply submissions referred to above. The Arbitral Tribunal shall endeavor to render its Award within 60 days of the last day of the arbitration hearing. The Arbitral Tribunal shall have sole discretion as to the establishment of deadlines for any arbitration, provided, however, that the Arbitral Tribunal may not extend any deadline beyond those established above in this clause (d); provided, further, however, that failure of the Arbitral Tribunal to comply with any time period set out in this Section 8.07 shall not affect in any way the jurisdiction of the Arbitral Tribunal or the validity of its Award, including in connection with the timeframe for the Arbitral Tribunal to render its Award, which shall, in any case, be in accordance with the Rules. Any application for the correction, interpretation or completion of omission of the Award under the Rules and the Law n° 9.307/96 shall be filed within 10 calendar days from the date of notification of the Award. The Arbitral Tribunal may grant a maximum period of time of 5 calendar days to the other party to respond and the Arbitral Tribunal shall render its decision within 10 calendar days therefrom or from the date of receipt of the application if it decides not to grant a time limit for response.

(e) Any request for production of documents or other information shall be subject to the express authorization of the Arbitral Tribunal, which shall endeavor to ensure that any such requests are as limited and disciplined as is consistent with the just resolution of the dispute, controversy or claim

(f) Each of the Parties hereby agree that the Arbitral Tribunal shall have the power to award equitable remedies, including specific performance, injunctive relief, declaratory judgements or other equitable relief, and is specifically empowered to order the Parties to take any and all actions contemplated or required by this Agreement, or in connection with the transactions contemplated hereby, to consummate the Nectarine Restructuring, the First Merger and the Second Merger (including, in connection therewith, the convening of board meetings and meetings of shareholders, the giving of notice of such meetings, the assistance for preparation, distribution, publication and presentation of materials for such meetings (including any required appraisal reports, financial statements, merger protocols and management proposals (and engaging and/or ratifying advisors, auditors, appraisers and other third parties in connection therewith)), the causing to be present as a director and the approving of, the Nectarine Restructuring, the First Merger, the Second Merger and the other transactions contemplated hereby, the causing to be present and the voting of shares or capital stock of any entity held by the Founding Controlling Parent Shareholders at such meetings to approve the Nectarine Restructuring, the First Merger, the Second Merger and the other transactions contemplated hereby, the registration and publication of minutes of such meetings, the securing of waivers from Governmental Authorities in connection with such meetings, the execution and delivery of written consents, the taking of the actions set forth on the Illustrative Steps Plan and any other actions necessary or advisable to consummate Nectarine Restructuring, the First Merger and the Second Merger), in each case in accordance with, and subject to the terms and conditions of, this Agreement. The decisions, judgments, awards, rulings or orders rendered by the Arbitral Tribunal acting by a majority (including for equitable relief, injunctive relief, specific performance or monetary damages) (each, an “Award”) shall be in writing and fully enforceable against, and final, nonappealable and binding on, the Parties and their respective successors and assigns. Each Award of the Arbitral Tribunal shall be unreviewable for error of law or fact or legal reasoning of any kind. Each of the Parties waive any form of appeal against any Award of the Arbitral Tribunal. The Parties undertake to carry out each Award of the Arbitral Tribunal without delay and waive their right to any form of recourse. Judgment upon any Award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets and, to the maximum extent permitted by Applicable Law, each of the Parties agree that any court of competent jurisdiction

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in which enforcement of the Award is sought shall have power to enforce the relief awarded by the Arbitral Tribunal, regardless of whether such relief is characterized as legal, equitable or otherwise.

(g) Before the commencement of the arbitration, the Parties may request provisional and/or urgent measures to the courts in accordance with Section 8.07(h) or to the Emergency Arbitrator (as defined in the Rules), in accordance with the Rules. After the commencement of arbitration, all provisional and/or urgent measures shall be requested directly to the Arbitral Tribunal, which may sustain, modify and/or revoke any measures previously granted by the courts in accordance with Section 8.07(h) or to the Emergency Arbitrator (as defined in the Rules), as the case may be.

(h) Provisional and/or urgent measures prior to the commencement of the arbitration, as well as enforcement actions and actions to enforce the Award, or any other judicial measure available under Law 9.307/96, when applicable, may be requested, to the competent judicial courts of São Paulo, State of São Paulo, Brazil, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Requesting any judicial measure available under Law 9.307/96 shall not be construed as a waiver of the rights under this clause or to arbitration as the sole dispute resolution mechanism.

(i) In order to facilitate the comprehensive resolution of related disputes and to avoid inconsistent decisions in related disputes, upon request of any party to an arbitration proceeding commenced pursuant to this Section 8.07, any dispute, controversy or claim subsequently noticed for arbitration under the provisions of this Section 8.07 may be consolidated with the earlier-commenced arbitration proceeding, as determined within the discretion of the arbitral tribunal appointed in the first-commenced arbitration proceeding. The arbitral tribunal appointed in the first-commenced arbitration proceeding may consolidate such arbitrations if it determines that (i) the proceedings are compatible, and (ii) there is no unjustifiable harm caused to one of the parties to the consolidated arbitrations. If the first-appointed arbitral tribunal determines that the arbitrations shall be consolidated, the first-appointed arbitral tribunal shall have jurisdiction over the consolidated arbitration to the exclusion of any other arbitrator or arbitral tribunal and any appointment of another arbitrator in relation to the other arbitrations will be deemed to be functus officio. Any such termination of an arbitrator’s appointment shall be without prejudice to: (i) the validity of any act done or order made by that arbitrator or by the ICC in support of that arbitration before the termination of his appointment; (ii) his entitlement to be paid his proper fees and disbursements; and (iii) the date when any claim or defense was raised for the purpose of applying any limitation bar or any similar rule or provision.

(j) The expenses of the arbitral proceedings, including, but not limited, to the administrative costs of the ICC and arbitrators’ fees, when applicable, shall be borne by each party as per the Rules. Upon rendering the Award, the Arbitral Tribunal, in its discretion, may allocate among the parties to the arbitration all costs of the arbitration, including the fees and expenses of the arbitrators and reasonable attorney’s fees, expert witness expenses and other costs incurred by the parties.

(k) In the event that one or more Parties requests provisional and/or urgent measures to the courts in accordance with Section 8.07(h), process in any suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court, including as provided for in Section 8.07(n). The Parties agree that a final judgment in any suit, action or proceeding brought in accordance with Section 8.07(h) shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

(l) The Parties agree that the arbitral proceedings shall be kept confidential and that the existence of the proceeding and any element of it (including but not limited to any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions, and any awards) shall not be disclosed other than to the

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Arbitral Tribunal, the ICC, the Parties, their counsel, accountants and auditors, insurers and re-insurers, financial advisors, representatives and any person necessary to the conduct of the proceeding. The confidentiality obligations shall not apply (i) if disclosure is required by Applicable Law, rule or regulation or (ii) as far as disclosure is necessary or appropriate to enforce the rights arising out of the award.

(m) The agreement to arbitrate under this Section 8.07 shall be specifically enforceable. The Parties irrevocably submit to the exclusive personal jurisdiction of the competent judicial courts of São Paulo, State of São Paulo, Brazil, for the limited purpose of enforcing this agreement to arbitrate, including any action to compel arbitration or to stay or enjoin any action or proceeding commenced or prosecuted in violation of this Section 8.07, and irrevocably waive any objection to venue for such a proceeding in such court (including but not limited to an objection based on the doctrine of forum non conveniens). Each party’s agreement to this arbitration is voluntary.

(n) Each Party to this Agreement irrevocably consents to service of process by registered mail to such party’s respective address set forth above in Section 8.01, including for proceedings regarding the recognition and enforcement of any award resulting from an arbitration brought pursuant to this Section 8.07 or any judgment, of any jurisdiction, resulting therefrom, and for enforcement of the agreement to arbitrate set forth in this Section 8.07. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Applicable Law.

Section 8.08. Entire Agreement. This Agreement constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter hereof.

Section 8.09. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 8.10. Specific Performance. The Parties hereby acknowledge and agree that all obligations undertaken or arising hereunder are subject to specific performance within the terms of the Brazilian Code of Civil Procedure.

IN WITNESS WHEREOF, the Parties have duly executed and delivered, by their duly authorized legal representatives, in seven (7) counterparts of equal content and form, in the presence of the two (2) witnesses below, this Agreement on the date first written above.

[The remainder of this page has been intentionally left blank; signature pages follow.]

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Signature page of the Voting and Support Agreement

/S/ ANTONIO LUIZ DA CUNHA SEABRA ANTONIO LUIZ DA CUNHA SEABRA

/S/ LUCIA HELENA RIOS SEABRA LUCIA HELENA RIOS SEABRA

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Signature page of the Voting and Support Agreement

/S/ GUILHERME PEIRÃO LEAL GUILHERME PEIRÃO LEAL

/S/ PEDRO VILLARES UTOPIA PARTICIPAÇÕES S.A.	/S/ GUILHERME PEIRÃO LEAL UTOPIA PARTICIPAÇÕES S.A.

/S/ GUILHERME PEIRÃO LEAL FELIPE PEDROSO LEAL

/S/ GUILHERME PEIRÃO LEAL RICARDO PEDROSO LEAL

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Signature page of the Voting and Support Agreement

/S/ PEDRO LUIZ BARREIROS PASSOS PEDRO LUIZ BARREIROS PASSOS

/S/ PEDRO LUIZ BARREIROS PASSOS PASSOS PARTICIPAÇÕES S.A.

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Signature page of the Voting and Support Agreement

/S/ GUILHERME RUGGIERO PASSOS FUNDO DE INVESTIMENTO DE AÇÕES VEREDAS — INVESTIMENTO NO EXTERIOR

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Signature page of the Voting and Support Agreement

/S/ GINNY EDWARDS AVON PRODUCTS, INC.

By: Ginny Edwards
Title: Deputy General Counsel & Interim Lead General Counsel

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Signature page of the Voting and Support Agreement

/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO NATURA HOLDING S.A.

By: José Antonio de Almeida Filippo
Title: Executive Officer

/S/ ITAMAR GAINO FILHO NATURA HOLDING S.A.

By: Itamar Gaino Filho
Title: Executive Officer

/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO NATURA COSMÉTICOS S.A.

By: José Antonio de Almeida Filippo
Title: Chief Financial and Investor Relations Officer

/S/ ITAMAR GAINO FILHO NATURA COSMÉTICOS S.A.

By: Itamar Gaino Filho
Title: Chief Legal Officer

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Annex D

EXECUTION VERSION

CONFIDENTIAL

VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of May 22, 2019, is by and among Natura Cosmeticos S.A., a Brazilian corporation (sociedade anônima) (“Parent”), Nectarine Merger Sub I, Inc., a Delaware corporation and, as of the date hereof, a wholly-owned direct subsidiary of HoldCo (“Merger Sub”), and Cleveland Apple Investor L.P., a Delaware limited partnership (“Shareholder”).

WHEREAS, Shareholder is, as of the date hereof, the record and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which meaning will apply for all purposes of this Agreement whenever the term “beneficial” or “beneficially” is used) of 435,000 shares of series C preferred stock (the “Series C Shares”) of Avon Products, Inc., a New York corporation (the “Company”) (the Series C shares, together with any shares of capital stock of the Company issuable upon the conversion, exercise or exchange of any Series C Shares that the Shareholder or any of its Affiliates has or acquires beneficial ownership of on or after the date hereof, the “Shareholder Securities”);

WHEREAS, concurrently with the execution of this Agreement, Parent, Merger Sub, Nectarine Merger Sub II, Inc., a Delaware corporation and, as of the date hereof, a wholly owned direct subsidiary of Merger Sub (“Merger Sub II”), Natura Holding S.A., a Brazilian closely held company (companhia fechada) (“HoldCo”) and the Company entered into an Agreement and Plan of Mergers, dated as of the date hereof (and as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement);

WHEREAS, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement, Parent and Merger Sub have requested that the Shareholder agree to enter into this Agreement; and

WHEREAS, the board of directors of the Company (the “Board”) has approved the Merger Agreement and the Merger, understanding that the execution and delivery of this Agreement by the Shareholder is a material inducement and condition to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Voting of Shares. From the date hereof until the termination of this Agreement in accordance with Section 6, and except to the extent waived in writing by Parent, at every annual, special or other meeting of the Company’s shareholders duly called, and at every adjournment or postponement thereof, Shareholder irrevocably and unconditionally agrees that it shall, and shall cause its applicable Affiliates (which definition shall, for purposes of this Agreement, exclude portfolio companies directly or indirectly advised or managed by Cerberus Capital Management, L.P. or otherwise under common control with Shareholder) to, (i) appear at each such meeting or otherwise cause all of Shareholder Securities entitled to vote to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), in person or by proxy, all Shareholder Securities entitled to vote (the “Vote Shares”): (1) in favor of (x) the adoption of the Merger Agreement and the approval of the Merger, and all other transactions contemplated by the Merger Agreement, and (y) any proposal to adjourn a meeting of the Company’s shareholders to solicit additional proxies in favor of the adoption of the Merger Agreement and approval of the Merger, (2) against any Company Acquisition Proposal, and (3) against any other action, agreement or transaction involving the Company or any of its Subsidiaries that would reasonably be expected to materially delay or prevent the consummation of the Mergers or the other transactions contemplated by the Merger Agreement or this Agreement or the performance by the Company or any of its Subsidiaries of its obligations under the Merger Agreement or by the Shareholder of its obligations under this Agreement. For the avoidance of doubt, the obligations of the Shareholder specified in this Section 1 shall apply whether or not the Mergers or any action described above is recommended by the Board (or any committee thereof).

SECTION 2. Transfer of the Shares; Other Actions.

(a) Prior to the Termination Date, except as otherwise expressly provided in this Section 2 and except as set forth on Schedule 1, Shareholder shall not, directly or indirectly: (i) Transfer (as defined below) any or all of the Shareholder Securities, or any right or interest therein, unless (x) such transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) is an Affiliate of Shareholder and agrees in writing to be bound by this Agreement prior to the consummation of any such Transfer or (y) such Transfer is otherwise agreed to in writing by Parent (in its sole discretion); (ii) grant any proxy or power-of-attorney with respect to any of the Shareholder Securities with respect to any matter that is inconsistent with Section 1; (iii) deposit any of the Shareholder Securities into a voting trust, or enter into a voting agreement or arrangement with respect to any Shareholder Securities; or (iv) take any action or enter into any agreement or undertaking that would prohibit or prevent it from satisfying any of Shareholder’s obligations hereunder, excluding any bankruptcy filing, or that is intended to prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement. Any action taken in violation of the foregoing sentence shall be null and void ab initio. For purposes of this Agreement the term “Transfer” shall mean to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (including by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

(b) Shareholder agrees that it shall not, and shall cause each of its controlled Affiliates not to, become a member of a “group” (as that term is used in Section 12(d) of the Securities Exchange Act) with respect to any Shareholder Securities or any other voting securities of the Company for the purpose of opposing or competing with, or with the intention of preventing or materially delaying, the transactions contemplated by the Merger Agreement or this Agreement.

(c) Shareholder hereby irrevocably and unconditionally waives, and agrees not to exercise, assert or perfect (or attempt to exercise, assert or perfect) any rights of appraisal or rights to dissent from the Merger or any similar rights that it may at any time have under Applicable Law in connection with the Merger, including pursuant to Section 623 of the Business Corporation Law of the State of New York (“NYBCL”).

(d) Shareholder agrees not to commence, join or otherwise voluntarily participate in any claim, derivative or otherwise, against the Company, Parent or Merger Sub alleging a breach of any fiduciary duty of any director of the Company, Parent or Merger Sub or relating to the evaluation, negotiation or entry into this Agreement the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including, for the avoidance of doubt, any claim challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement; provided, however, that the foregoing shall not restrict Shareholder from enforcing any of its rights under the Merger Agreement or this Agreement.

(e) Subject to Section 5, the Shareholder shall not, and shall cause its Representatives and Affiliates not to, directly or indirectly, (A) solicit, initiate or take any action to facilitate or encourage the submission of any Company Acquisition Proposal, (B) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any Third Party that is seeking to make, or has made, a Company Acquisition Proposal, (C) amend or grant any waiver or release under or fail to enforce any standstill or similar agreement with respect to any class of equity securities of the Company, (D) recommend, adopt or approve or publicly propose to recommend, adopt or approve a Company Acquisition Proposal or (E) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other agreement relating to a Company Acquisition Proposal.

(f) The Shareholder agrees to notify Parent as promptly as practicable (and in any event within two (2) Business Days after receipt) in writing of the number of any additional shares of common stock or other securities of the Company of which the Shareholder or any of its Affiliates acquires beneficial ownership on or after the date hereof.

(g) The Shareholder agrees not to direct or cause any of its portfolio companies that are directly or indirectly advised or managed by Cerberus Capital Management, L.P. or otherwise under common control with Shareholder to take any action that would be a breach of Section 1 had such portfolio company been an Affiliate for purposes of this Agreement, which action is intended to prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement; provided, that Shareholder shall have no liability under this Section 2(g) following a termination of this Agreement unless a breach of this Section 2(g) was a direct cause of the failure of the transactions contemplated by the Merger Agreement to be consummated (in addition to the requirements in clause (i) of the proviso to Section 6(b)).

(h) Shareholder shall, and shall cause its applicable Affiliates to, take all actions necessary under the terms of any margin loan secured in whole or in part by the Shareholder Securities (including the margin loan set forth on Schedule 1 hereto) to cure any event of default related to the value of the common stock of the Company by pledging cash collateral under such margin loan, refinancing such margin loan or taking such other reasonable actions as may be required thereunder to ensure that no voting rights of the Shareholder Securities transfer to any Person other than Shareholder, except as otherwise expressly permitted hereunder.

(i) Shareholder shall not, and shall cause its applicable Affiliates not to, increase the amount of obligations outstanding under any margin loan or other indebtedness secured in whole or in part by the Shareholder Securities (including the margin loan set forth on Schedule 1 hereto).

SECTION 3. Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to Parent and Merger Sub as follows:

(a) (i) Shareholder is the record and beneficial owner of the Shareholder Securities and (ii) except for the Shareholder Securities, neither Shareholder nor any of its Affiliates either holds or has any beneficial ownership interest in any other shares of capital stock of the Company or any option, warrant, right or security convertible, exchangeable or exercisable therefor or other instrument, obligation or right the value of which is based on any of the foregoing.

(b) Shareholder is a Person duly organized, validly existing and in good standing under the laws of Delaware and has the limited partnership power and authority to execute and deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, and it has taken all necessary action to duly authorize the execution, delivery and performance of this Agreement.

(c) This Agreement has been duly executed and delivered by Shareholder and, assuming this Agreement constitutes legal, valid and binding obligation of Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency (including all Applicable Law relating to fraudulent transfers), reorganization, moratorium and similar Applicable Law of general applicability relating to or affecting creditors’ rights.

(d) Neither the execution and delivery of this Agreement nor the performance by Shareholder of its obligations hereunder will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Shareholder is a party or by which Shareholder is bound. The performance by Shareholder of its obligations hereunder will not (i) violate any provision of any decree, order or judgment applicable to Shareholder, (ii) require any consent, approval, or notice under any Applicable Law applicable to Shareholder, other than as required under the Exchange Act and the rules and regulations promulgated thereunder, or (iii) violate any provision of such Shareholder’s organizational documents.

(e) The Shareholder Securities and the certificates, if any, representing the Shareholder Securities owned by Shareholder are now, and at all times during the term hereof will be, held by Shareholder, by a nominee or custodian for the benefit of Shareholder, free and clear of all Liens on the right to vote any such Shareholder Securities, except for (i) any such Liens arising hereunder, (ii) any applicable restrictions on transfer under the Securities Act, (iii) as set forth on Schedule 1, and (iv) any of the foregoing that, individually or in the aggregate, would not and would not reasonably be expected to, restrict, prevent or delay the performance by Shareholder of its obligations under this Agreement (collectively, “Permitted Liens”).

(f) Shareholder has full voting power, with respect to the Shareholder Securities, and full power of disposition, full power to issue instructions with respect to the matters set forth herein, and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shareholder Securities. The Shareholder Securities are not subject to any proxy, voting trust or other agreement, arrangement or restriction with respect to the voting of such Shareholder Securities.

(g) There is no action, suit, investigation or proceeding (collectively, “Proceeding”) pending or, to the knowledge of Shareholder, threatened against Shareholder at law or equity before or by any Governmental Authority that could reasonably be expected to delay or prevent the performance by Shareholder of its obligations under this Agreement.

(h) Shareholder has received and reviewed a copy of the Merger Agreement. Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Shareholder’s execution, delivery and performance of this Agreement.

(i) Shareholder is a sophisticated holder with respect to the Shareholder Securities and has adequate information concerning the transactions contemplated by the Merger Agreement and concerning the business and financial condition of Parent and its Affiliates to make an informed decision regarding the matters referred to herein and has independently, without reliance upon Parent or any of its Affiliates, and based on such information as the Shareholder has deemed appropriate, made the Shareholder’s own analysis and decision to enter into this Agreement.

SECTION 4. Representations and Warranties of Parent and Merger Sub. Each of Parent and Merger Sub hereby, jointly and severally, represents and warrants to Shareholder as follows:

(a) Each of Parent and Merger Sub is a Person duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and each of Parent and Merger Sub have the limited liability company or corporate power and authority, as the case may be, to execute and deliver and perform their obligations under this Agreement and to consummate the transactions contemplated hereby, and each has taken all necessary action to duly authorize the execution, delivery and performance of this Agreement.

(b) This Agreement has been duly authorized, executed and delivered by each of Parent and Merger Sub, and, assuming this Agreement constitutes a legal, valid and binding obligation of the other parties thereto, constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, is enforceable against each of them in accordance with its terms, subject to bankruptcy, insolvency (including all Applicable Law relating to fraudulent transfers), reorganization, moratorium and similar Applicable Law of general applicability relating to or affecting creditors’ rights.

(c) The execution and delivery of this Agreement by each of Parent and Merger Sub, and the performance of their obligations hereunder, will not: (i) cause a violation, or a default, by Parent or Merger Sub of any Applicable Law or decree, order or judgment applicable to Parent or Merger Sub, or to which either Parent or Merger Sub is subject; or (ii) conflict with, result in a breach of, or constitute a default on the part of Parent or Merger Sub under any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which either Parent or Merger Sub is a party or by which either Parent or Merger Sub or their respective assets are bound, except for such violations, defaults or conflicts as would not, individually or in the aggregate, prevent or materially delay the performance by either Parent or Merger Sub or any of their obligations under this Agreement.

SECTION 5. No Obligation as Director or Officer. Shareholder has entered into this Agreement and provided the representations, warranties, and covenants hereunder solely in its capacity as the record or beneficial owner of the Shareholder Securities (and not in any other capacity, including, without limitation, any capacity as a director or officer of the Company). Nothing in this Agreement shall be construed to impose any obligation or limitation on votes or actions taken by any director, officer, employee, agent or other representative of Shareholder in his or her capacity as a director or officer of the Company, the agreements set forth herein shall in no way restrict any director or officer of the Company in the exercise of his or her fiduciary duties as a director or officer of the Company (including, without limitation, considering and voting in favor of a Company Superior Proposal in the capacity as a director or officer of the Company), and any actions taken (whatsoever), or failure to take any actions (whatsoever), by any director, officer, employee, agent or other representative of Shareholder in his or her capacity as a director or officer of the Company shall not be deemed to constitute a breach of this Agreement. For the avoidance of doubt, the foregoing shall not limit, restrict or otherwise modify any rights and obligations under the Merger Agreement, including under Sections 6.03 and 6.04 thereof.

SECTION 6. Termination.

(a) This Agreement, and all covenants, agreements, rights and obligations of the parties hereunder, shall terminate immediately (without any further action of the parties), and be of no further force and effect, upon the earliest to occur of the following (the date of such termination, the “Termination Date”):

(i) the termination of this Agreement by the mutual written consent of Parent and Shareholder;

(ii) any change or modification to the terms of the Merger Agreement not approved, or consented to, in writing by the Shareholder that (x) changes the form or amount of the consideration payable with respect to the Shareholder Securities pursuant to the Merger Agreement in a manner adverse to the Shareholder or (y) is by its terms materially adverse to the Shareholder;

(iii) the valid termination or expiration of the Merger Agreement in accordance with its terms; and

(iv) the Effective Time.

(b) Upon termination of this Agreement, all covenants, agreements, rights and obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that neither the provisions of this Section 6(b) nor the termination of this Agreement shall (i) relieve any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement (x) occurring prior to termination of this Agreement and (y) which breach was the consequence of an action (or omission) by a party hereto with actual knowledge that such action (or omission) would be, or would reasonably be expected to be, a material breach of this Agreement or (ii) terminate the obligations under Section 2(c).

(c) Sections 6(b), 8 and 10 hereof shall survive the termination of this Agreement.

SECTION 7. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent, Merger Sub or the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shareholder Securities. Except as provided in this Agreement, all rights, ownership and economic benefits of and relating to the Shareholder Securities shall remain vested in and belong to the Shareholder, and Parent and Merger Sub shall have no authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority, sole or shared, to direct the Shareholder in the voting of any of its Shareholder Securities (except as otherwise specifically provided herein) or in the exercise of the Shareholder’s rights as a shareholder of the Company. Nothing in this Agreement shall be interpreted as (i) obligating the Shareholder to exercise any warrants, options, conversion of convertible securities or otherwise to acquire Shareholder Securities, (ii) creating or forming a “group” with any other Person, including Parent or any other Shareholder for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of Applicable Law, or (iii) causing Parent or Merger Sub to be an affiliated shareholder or to have voting power, “control” or “beneficial ownership” over any Shareholder Securities.

SECTION 8. Public Announcements. Shareholder (in its capacity as a shareholder of the Company and/or signatory to this Agreement) (i) hereby consents to and authorizes the publication and disclosure by Parent and the Company in any press release or the Joint Proxy Statement/Prospectus (including all documents and schedules filed with the SEC) or other disclosure document required under Applicable Law in connection with the Merger Agreement or the transactions contemplated thereby, its identity and ownership of Shareholder Securities, the nature of its commitments, arrangements and understandings pursuant to this Agreement (“Shareholder Information”), and (ii) hereby agrees to reasonably cooperate with Parent and the Company in connection with such filings, including providing Shareholder Information reasonably requested by Parent or the Company. Parent (x) hereby consents to and authorizes the publication and disclosure by Shareholder of Parent’s identity, the nature of Parent’s and the Shareholder’s commitments, arrangements and understandings pursuant to this Agreement and any other information, in each case, solely to the extent that such information is required be disclosed by Applicable Law in any filings with or notices to Governmental Entities required to be filed or made under Applicable Law (including any Schedule 13D or other filing with the SEC) and (y) hereby agrees to reasonably cooperate with Shareholder in connection with such filings, including providing information reasonably requested by Shareholder. As promptly as practicable, each party shall notify the other of any required corrections with respect to any information supplied by such party specifically for use in any such disclosure document, if and to the extent such party becomes aware that any such information shall have become false or misleading in any material respect.

SECTION 9. Adjustments. In the event (a) of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company on, of or affecting the Shareholder Securities or (b) that Shareholder or any of its Affiliates shall become the beneficial owner of any additional shares of capital stock of the Company, then the terms of this Agreement shall apply to the Shareholder Securities held by Shareholder or any of its Affiliates immediately following the effectiveness of the events described in clause (a) or Shareholder or any of its Affiliates becoming the beneficial owner thereof as described in clause (b), as though, in either case, they were Shareholder Securities hereunder. In the event that Shareholder or any of its Affiliates shall become the beneficial owner of any other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 1 hereof, then the terms of Section 1 hereof shall apply to such other securities as though they were Shareholder Securities hereunder.

SECTION 10. Miscellaneous.

(a) Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission (with confirmation of transmission) and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given:

If to Shareholder, to:

Cleveland Apple Investor L.P.

c/o Cerberus Capital Management, L.P.

Attention: Michael Sanford; Christopher Holt, Esq.

875 3rd Ave

New York, NY 10022

Email: MSanford@cerberus.com; cholt@cerberusoperations.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention: Douglas Ryder, P.C.; Eric L. Schiele, P.C.; Dvir Oren, P.C.

Email:       douglas.ryder@kirkland.com; eric.schiele@kirkland.com;

                  dvir.oren@kirkland.com

If to the Company, to:

Avon Products, Inc.

1 Avon Place

Suffern, NY

Attention:

Ginny Edwards

E-mail: ginny.edwards@avon.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

Attention: Ting S. Chen, Esq.

E-mail:     TChen@cravath.com

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Scott A. Barshay, Esq.

  Justin Rosenberg, Esq.

E-mail:     SBarshay@paulweiss.com

  JRosenberg@paulweiss.com

If to Parent or Merger Sub, to:

Natura Cosméticos S.A.

Avenida Alexandre Colares, n°. 1188, Vila Jaguara

Sao Paulo, SP, 05106-000

Brazil

Attention: Itamar Gaino Filho

E-mail:     itamargaino@natura.net

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: Daniel Brass

E-mail:     daniel.brass@davispolk.com

(b) Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the parties to the terms and conditions of this Agreement.

(d) Entire Agreement, No Third-Party Beneficiaries. This Agreement and, to the extent referenced herein, the Merger Agreement, (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties, with respect to the subject matter hereof and thereof and (ii) is not intended to confer, nor shall it confer, upon any Person other than the parties hereto any rights or remedies or benefits of any nature whatsoever.

(e) Governing Law, Jurisdiction.

(i) This Agreement and all actions (whether in contract or tort) based on, arising out of or relating to the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the Applicable Law that might otherwise govern under applicable principles of conflicts of law rules thereof.

(ii) The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought exclusively in the U.S. District Court for the Southern District of New York or, if such court shall not have jurisdiction, any federal court located in the State of New York or other New York state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10(a) or in any other manner as may be permitted by Applicable Law shall be deemed effective service of process on such party. The parties hereto agree that a final judgment in any suit, action or proceeding brought in accordance with this Section 10(e)(ii) shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

(f) Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(g) Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that, except in connection with any Transfer expressly permitted by Section 2, neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Applicable Law or otherwise by any of the parties hereto without the prior written consent of the other parties, except that Parent and Merger Sub may assign, in their sole discretion and without the consent of any other party, any or all of their rights, interests and obligations hereunder to each other or to one or more direct or indirect wholly-owned Subsidiaries of Parent to which it assigns its obligations under the Merger Agreement after providing written notice to Shareholder at least two Business Days prior to such assignment; provided, that no such assignment shall relieve Parent or Merger Sub of any of their respective obligations under this Agreement. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

(h) Severability of Provisions. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

(i) Specific Performance. The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement). It is accordingly agreed that each party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of actual damages or otherwise, this being in addition to any other remedy to which they are entitled at law or in equity, and each party waives any requirement for the securing or posting of any bond in connection with the remedies referred to in this Section 10(i). Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

(j) Amendment. No amendment or modification of this Agreement shall be effective unless it shall be in writing and signed by each of the parties hereto, and no waiver or consent hereunder shall be effective against any party unless it shall be in writing and signed by such party; provided that no amendment or waiver of this

Agreement may be made without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

(k) Binding Nature. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns.

(l) No Presumption. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

SIGNATURE PAGE TO

VOTING AND SUPPORT AGREEMENT

IN WITNESS WHEREOF, Parent, Merger Sub and Shareholder have caused this Agreement to be duly executed and delivered as of the date first written above.

NATURA COSMÉTICOS S.A.

By:	/s/ José Antonio de Almeida Filippo
Name: José Antonio de Almeida Filippo Title: Chief Financial and Investor Relations Officer

By:	/s/ Itamar Gaino Filho
Name: Itamar Gaino Filho Title: Chief Legal Officer

NECTARINE MERGER SUB I, INC.

By:	/s/ Robert Claus Chatwin
Name: Robert Claus Chatwin Title: President

SIGNATURE PAGE TO

VOTING AND SUPPORT AGREEMENT

CLEVELAND APPLE INVESTOR L.P.

By:	/s/ Michael Sanford
Name: Michael Sanford Title: President

Annex E

HoldCo Bylaws

BYLAWS

OF

NATURA &CO HOLDING S.A.

CHAPTER I

NAME, REGISTERED OFFICE, PURPOSES AND DURATION

Article 1 – NATURA &CO HOLDING S.A. (“Company”) is a corporation governed by these Bylaws and the applicable law, particularly the Law No. 6,404, of December 15, 1976, as amended (“Law No. 6,404/76”).

Sole Paragraph – Given that the Company has entered the Novo Mercado, maintained by B3 – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including the controlling shareholders, managers and Fiscal Council members, if any, are also subject to the provisions of the Novo Mercado Regulation.

Article 2 – The Company’s registered office is located in the City of São Paulo, State of São Paulo.

Sole Paragraph – The Company may establish branches, agencies, warehouses, offices and other premises of any kind anywhere in Brazil, according to a resolution passed by the Board of Executive Officers.

Article 3 – The Company’s corporate purpose is the management of, holding interests in companies that conduct its main activities in businesses of beauty, including, but not limited to, fragrances, skin and hair care and cosmetics with color, or complimentary beauty businesses, including, but not limited to, house and fashion, as a shareholder or quotaholder, in Brazil or abroad.

Paragraph 1st – The Company may conduct other activities related or complementary to the corporate purpose provided in Article 3.

Paragraph 2nd – The development of activities by the companies that the Company hold direct or indirect interest in any type considers the following factors: (i) the short and long-term interests of the Company and its shareholders, and (ii) the short and long-term economic, social, environmental and legal effects on its employees, suppliers, partners, clients and other creditors, as well as on the communities in which the Company operates, both locally and globally.

Article 4 – The term of duration of the Company is undetermined.

CHAPTER II

CAPITAL STOCK, SHARES AND SHAREHOLDERS

Article 5 – The capital stock of the Company, fully subscribed to and paid in, is of hundred Brazilian Reais (R$100,00), divided into hundred (100) registered common shares, with no par value.

Article 6 – The Company is hereby authorized to increase its capital stock, regardless to the reform of these Bylaws, up to four hundred and forty one million, three hundred and ten thousand, hundred and twenty five (441,310,125) common shares, with no par value, upon a resolution of the Board of Directors, which will establish the terms of issuance, including the price and payment.

Paragraph 1st – Within the limits of the authorized capital, the Board of Directors may approve the issuance of warrants and convertible debentures, as well as capital increases through the capitalization of profits or reserves, whether or not by issuing bonus shares.

Paragraph 2nd – The Board of Directors may grant stock purchase or subscription options, in accordance with plans or programs approved by the Shareholders’ Meeting, to the managers and employees of the

Company, as well as to managers and employees of other companies directly or indirectly controlled by the Company, without preemptive rights to the shareholders at the time of either grant or exercise of such options, subject to the balance of the authorized capital limit at the time of exercise of subscription options, analyzed together with the balance of treasury shares at the time of exercise of purchase options.

Article 7 – The capital stock of the Company will be represented solely by common shares, and each common share will be entitled to one vote on the resolutions to be adopted by the shareholders.

Article 8 – All shares of the Company will be in book-entry form and will be kept, in the name of the holders thereof, in a deposit maintained with a financial institution authorized to do business by the Brazilian Securities Commission – CVM.

Sole Paragraph – The costs of transfers of the shares under custody may be charged directly to the shareholder by the depositary institution, as defined in the relevant custody agreement, respecting the maximum amount set forth by Brazilian Securities Commission – CVM.

Article 9 – The issuance of new shares, convertible debentures into shares or warrants placed by way of sale on a stock exchange, public subscription or exchange of shares in a tender offer for control acquisition under the provisions of articles 257 to 263 of Law No 6,404/76, or also, under the terms of special law regarding tax incentives, it may be given without the shareholders being granted preemptive rights in the subscription or with a reduction of the minimum period established by law to its exercise.

CHAPTER III

SHAREHOLDER’S MEETING AND MANAGEMENT OF COMPANY

PART I

SHAREHOLDERS’ MEETING

Article 10 – The Shareholders’ Meeting shall be held ordinarily once a year and extraordinarily whenever called in accordance with the provisions contained in the law and in these Bylaws.

Paragraph 1st – Unless otherwise described in the applicable law, the resolutions of the Shareholders’ Meeting will be taken by absolute majority of votes, not computing blank votes.

Paragraph 2nd – Any Shareholders’ Meeting may only resolve on the matters listed in the agenda for the meeting, as set forth in the relevant call notice.

Article 11 – The Shareholders’ Meeting will be called and installed by any of the Co-Chairmen of the Board of Directors, or, in the absence or impediment of a Co-Chairman of the Board of Directors, by the Executive Chairman of the Board of Directors or by whom this one indicates. The chairman of the Shareholders’ Meeting will be allowed to appoint up to two (2) secretaries.

Article 12 – In addition to the powers and duties provided for by law, the Shareholder’s Meeting shall be to resolve on the following matters:

(i)	to elect and remove from office the members of the Board of Directors and the members of the Fiscal Council, when applicable;

(ii)	to fix the aggregate compensation of the members of the Board of Directors and of the Board of Executive Officers, as well as the compensation of the members of the Fiscal Council, when in operation;

(iii)	to approve any stock split or reverse stock split;

(iv)

to approve compensation plans based on stocks for the managers and employees of the Company, as well as for the managers and employees of other companies directly or indirectly controlled by the Company;

(v)	to resolve on the allocation of the net income for the year and the distribution of dividends;

(vi)	to appoint a liquidator, as well as the Fiscal Council that will serve during the period of liquidation; and

(vii)	to resolve on delisting the Company from the Novo Mercado listing segment of the B3.

Sole Paragraph – The chairman of the Shareholders’ Meeting will comply with and enforce the provisions of the shareholders’ agreements filed at the registered office of the Company, and will disregard any votes cast in violation of the contents thereof.

PART II

MANAGEMENT BODIES

Subpart I

General Provisions

Article 13 – The Company will be managed by the Board of Directors and the Board of Executive Officers.

Paragraph 1st – The managers will take office by executing an instrument of investiture, which shall include their submission to the commitment clause referred to in article 35 of these Bylaws, recorded in the appropriate book, signed by the vested manager, the posting of a fidelity bond not being required.

Paragraph 2nd – The managers will hold their positions until such time as their replacements will have taken office.

Paragraph 3rd – The managers, in the exercise of their duties, shall observe the short and long-term interests of the Company, including the interests and expectations of its shareholders, employees, suppliers, partners, clients and other creditors, the communities in which the Company operates both locally and globally, as well as the environmental impacts.

Article 14 – The Shareholders’ Meeting will set the aggregate annual amount to be distributed among the managers of the Company, and the Board of Directors will distribute such amount individually to each director and executive officer, subject to the provisions of these Bylaws.

Article 15 – A majority of members will constitute a quorum for the meetings of any of the management bodies of the Company, which meetings will pass their resolutions by a majority of votes of the attendees.

Paragraph 1st – In the event of tie in the vote at any meeting of the Board of Directors, the co-Chairman of the Board of Directors who is chairing the meeting will have a casting vote to decide on the matter.

Paragraph 2nd – The requirement of call notice for meetings may only be waived where all members are in attendance, provided further that votes cast in writing may be computed in this regard.

Paragraph 3rd – The management meetings may exceptionally be held by telephone conference, video conference, electronic mail or any other means of communication that allows identification of each member and simultaneous communication with all other persons attending the meeting.

Paragraph 4th – A member attending a meeting of the management by telephone conference, video conference or other means of communication, as aforesaid, will confirm its vote in a statement to be sent to whomever is chairing the meeting by letter, fax, electronic mail or other means of communication that allows identification of each member, promptly after the closing of the meeting. Upon receipt of such statement, the person who is chairing the meeting will have full authority to execute the minutes of the meeting on behalf of the member in question.

Subpart II

Board of Directors

Article 16 – The Board of Directors will be composed of at least nine (9) and no more than thirteen (13) members, who will be elected and removed by the Shareholders’ Meeting, with a unified term of office of one (1) year, reelection being permitted.

Paragraph 1st – Out of the members of the Board of Directors, at least 2 (two) or twenty percent (20%), whichever is higher, will be independent directors, as defined in the Novo Mercado Regulation, provided that the qualification of the members appointed as independent directors will be resolved upon at the Shareholders’ Meeting that elects such independent directors, provided further that a director elected as permitted under Article 141, Paragraphs 4 and 5 of Law No. 6,404/76 will also be deemed an independent director, if there is a controlling shareholder. Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the rounding to the whole number immediately higher will follow.

Paragraph 2nd – The member of the Board of Directors shall have excellent reputation and unless otherwise permitted by the Shareholders’ Meeting, an individual may not be elected as director that (i) holds a position in a company that could be regarded as a competitor of the Company; or (ii) has or poses a conflict of interest with the Company; a member of the Board of Directors may not cast a vote in the case of the supervening impediment as aforesaid.

Paragraph 3rd – Pursuant to Article 115, Paragraph 1 of Law No. 6,404/76, no voting rights may be exercised for the election of the members of the Board of Directors, where a conflict of interest with the Company exists.

Paragraph 4th – A member of the Board of Directors may not have access to information or take part in meetings of the Board of Directors that involve matters as to which such director has a conflict of interest with the Company or matters that could pose such a conflict of interest.

Paragraph 5th – In furtherance of its duties, the Board of Directors may establish committees or work groups having defined objectives and comprised of persons designated by the Board from among the management of the Company and/or persons directly or indirectly affiliated with the Company.

Paragraph 6th – A single person may not concurrently hold the offices of Co-Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company.

Article 17 – At the time of election of directors, the Shareholders’ Meeting will firstly determine by a majority of votes the number of directors to be elected, the number of members of the Board of Directors shall be elected by majority or multiple vote (if requested), which may be increased by up to one (1) member separately by shareholders representing ten percent (10%) of the share capital, as provided in paragraphs 4 and 5 of Law No 6,404/76.

Sole Paragraph – If the cumulative voting system has not been requested pursuant to law, the Shareholders’ Meeting will vote on slates of directors filed in advance with the chair, which will ensure that shareholders owning, individually or as a block, ten percent (10%) or more of the common shares of the Company will be entitled to nominate one director. The chair may not acceptance for filing a slate in violation of the provision of this article.

Article 18 – The Board of Directors will have up to three (3) Co-Chairmen, as well as one (1) Executive Chairman of the Board of Directors, who will be elected by a majority vote of the directors at the first meeting of the Board held after investiture of the directors, or whenever resignation or vacancy occurs in these positions.

Paragraph 1st – It shall be incumbent upon the member of the Board of Directors, at the first meeting that occurs immediately after their investitures, to set the number of Co-Chairmen and, then, to appoint who among them shall chair the Board of Directors’ meetings during its term.

Paragraph 2nd – The appointed Co-Chairmen shall have, in addition to the legal attributions, the following attributions:

(i)	to act with the purpose of enhancing the Company in accordance with its values, identity and origin;

(ii)	to maintain and develop institutional relationships of the Company with entities and authorities with the purpose of promoting and maintaining the Company’s interests;

(iii)	to maintain and develop the relationship with the Company’s shareholders ;

(iv)	to promote the vision, image and general aspects of the independent business divisions inside the Company and before third parties;

(v)	to submit to the Board of Directors the compensation proposal of the Board of Executive Officers and members of the Board of Directors, for each corporate year;

(vi)

with the support of the Executive Chairman of the Board of Directors and of the existing committees, to coordinate the activities of the Board of Directors, including to organize and coordinate the Board of Directors’ meetings’ agenda, the calendar of meetings and Annual Shareholders’ Meetings, to call and preside the Board of Directors’ Meetings, to assure that the directors receive the appropriate information for each meeting, as well as to assure the correct functioning of such body; and

(vii)	to establish and supervise the evaluation process of the members of the Board of Directors and of the Board of Directors itself, as a collective body of the Company.

Paragraph 3rd – The Executive Chairman of the Board of Directors shall have, in addition to its legal attributions, the following attributions:

(i)

to monitor the implementation of the long and short term strategy of the Company, in accordance with the objectives and interests of the group set forth by the Board of Directors and by the shareholders of the Company;

(ii)

to collaborate with the Board of Directors in the inspection of each individual business division, keeping such divisions operating individually under its respective Board of Officers, keeping them with complete autonomy and powers to conduct the direct management of the business divisions;

(iii)

to aid the Board of Directors in creating, implementing and leading the Operational Committee of the Company, which shall be chaired by himself, keeping each business division with its own Board of Officers and Executive Committees;

(iv)

to promote the governance, cadence and interaction levels between the Operational Committee of the Company, the Executive Committees of each business division, the Board of Directors, the Board of Officers and the shareholders of the Company;

(v)	to enhance the collaboration and synergy between the management of each business division, referring the matters before the Board of Directors and the respective Committees;

(vi)	to propose to the Board of Directors, over time, attributions and tasks dedicated to the Company; and

(vii)

to make recommendations to the Board of Directors and to the Board of Executive Officers of the Company with regards to the Company, management, from a perspective of results, resource allocation between the business divisions, talent management and cash flow, in order to assure that the management is aligned with the objectives and interests approved by the Board of Directors and by the Company’s shareholders.

Paragraph 4th – In the event of an impediment or a permanent vacancy of office of the Board of Director, the Board shall call a Shareholders’ Meeting to fill in the open position.

Article 19 – The Board of Directors will hold regular meetings four (4) times a year and may hold special meetings whenever called by the Co-Chairman appointed under the terms of Paragraph 1 of the Article 18 or by the majority of directors.

Paragraph 1st – Notice to all meetings will be given at least seventy-two (72) hours in advance.

Paragraph 2nd – All resolutions passed by the Board of Directors will be recorded in minutes transcribed on the appropriate book of the Board of Directors and executed by all directors in attendance.

Paragraph 3rd – In the event of temporary absence of any director, it may be substituted at Board meetings by another director that it may have expressly appointed under a specific power of attorney, stating, among other things, the votes to be cast on the items of the agenda for each meeting. In such case, the substitute, in addition to its own vote, will cast the vote previously indicated by the absent director. Only an independent director may substitute for an absent independent director.

Article 20 – In addition to other duties assigned by law or these Bylaws, the Board of Directors shall be responsible:

(i)

to regulate the affairs of the Company, and to take charge of, examine and deliberate on, any matters that do not fall within the exclusive authority of the Shareholders’ Meeting or the Board of Executive Officers;

(ii)	to set the general guidelines for the business of the Company;

(iii)	to elect and remove from office the executive officers of the Company;

(iv)	to assign the duties of each executive officer, in compliance with the provisions hereof;

(v)	to take action to call the Shareholders’ Meeting, at such times as the Board deems fit, or in the case of Article 132 of the Law No. 6,404/76;

(vi)

to oversee the performance of the executive officers; to examine at any time the books and records of the Company; and to request information on any contracts made or about to be made and any other acts;

(vii)	to review the quarterly results of operations of the Company;

(viii)	to select and replace the independent auditors;

(ix)	to call for the presence of the independent auditors to provide clarification as required;

(x)	to issue an opinion on the Management Report and the accounts of the Board of Executive Officers, and to resolve on the submission thereof to the Shareholders’ Meeting;

(xi)	to approve annual and multi-annual budgets, strategic plans, expansion projects and investment programs, as well as to follow up on the implementation thereof;

(xii)

to approve the creation and dissolution of subsidiaries and the taking of ownership interests in other companies, in Brazil or abroad, as well as the establishment of branch offices, warehouses, offices and any other premises of the Company abroad;

(xiii)	to order any inspection, audit or taking of accounts with respect to subsidiaries, controlled companies or affiliates of the Company, or any foundations maintained by the Company;

(xiv)	to previously discuss any matters to be submitted to the Shareholders’ Meeting;

(xv)

to authorize the issuance of shares in the Company within the limits authorized in Article 6 of these Bylaws, and to set the terms for any such issuance of shares, including as to price and payment, provided, further, that the Board may exclude preemptive rights or reduce the time period for exercise thereof in the case of shares, convertible debentures and warrants to be placed by way of sale on a stock exchange, public subscription or tender offer, in keeping with the provisions of law;

(xvi)	to resolve on the purchase by the Company of the shares of its own capital stock to be kept as treasury shares and/or for subsequent retirement or disposal;

(xvii)

to resolve on the issuance of warrants and approve capital increases through capitalization of profits and reserves, whether or not by issuing bonus shares, as provided for in Paragraph 1st of Article 6 of these Bylaws;

(xviii)

to grant restricted stocks, stock purchase or subscription options, in accordance with plans or programs approved by the Shareholders’ Meeting, to the managers and employees of the Company, as well as to the managers and employees of other companies directly or indirectly controlled by the

Company, without preemptive rights to the shareholders at the time of either award or exercise of such options, with due regard for the balance of the authorized capital at the time of exercise of stock subscription options, analyzed together with the balance of treasury shares at the time of exercise of the stock purchase options;

(xix)	to set the amount of any profit-sharing to the executive officers, managers and employees of the Company;

(xx)	to resolve on the issuance of debentures;

(xxi)	to authorize the Company to give a guaranty or security for the obligations of third parties, except for wholly owned subsidiaries;

(xxii)

to approve the levels of authority and the policies of the Board of Executive Officers, as well as any amendments thereof, including the rules governing (a) the acquisition of fixed and intangible assets and the assumption of financial obligations, (b) the encumbrance of fixed and intangible assets, (c) the contracting of any transactions to raise funds and the issuing of any securities to raise funds, such as bonds, notes, commercial papers, promissory notes and any other instruments typically used by the market, considering also the conditions for their issue and redemption, among other rules on levels of authority, and to oversee the compliance with such policies by the executive officers;

(xxiii)	to approve engagement of the institution that will serve as transfer agent for the book-entry shares of the Company;

(xxiv)	with due regard for the provisions of these Bylaws and prevailing legislation, to regulate the proceedings of the Board and to issue or adopt internal regulations for its operation;

(xxv)

to issue a favorable or unfavorable opinion on any tender offer to purchase shares of the capital stock of the Company, such opinion to be well-reasoned and to be issued no later than fifteen (15) days after publication of the notice for the tender offer, covering at least (i) the convenience and timeliness of the tender offer, in view of the interests of the shareholders as a whole, regarding the price and potential impacts on the liquidity of the shares; (ii) the strategic plans communicated by the offeror with regard to the Company; and (iii) regarding alternatives to the tender offer on the interest of the Company available in the market, as well as any information required by the applicable rules issued by the Brazilian Securities Commission – CVM;

(xxvi)

to resolve on (i) payment of interim dividends, pursuant to Article 28, Paragraph 3rd of these Bylaws; and (ii) payment or credit to the shareholders of interest on shareholders’ equity during the fiscal year, in accordance with applicable legislation.

Subpart III

Board of Executive Officers

Article 21 – The Board of Executive Officers, whose members may be elected and removed by the Board of Directors at any time, shall be composed of at least two (2) and at most 8 (eight), namely one (1) Chief Executive Officer, one (1) Chief Financial and Investor Relations Officer, one (1) Legal and Compliance Officer and the remaining members Executive Officers, all of whom shall serve for a term of three (3) years and with reelection permitted, being the positions of Chief Financial and Investor Relations Officer of mandatory filling.

Paragraph 1st – The Board of Executive Officers will be elected preferably at the first meeting of the Board of Directors to be held after the Annual Shareholders’ Meeting.

Paragraph 2nd – In the event of the impediment, temporary absence or the vacancy of the office of Chief Executive Officer, a substitute shall be appointed by the Board of Directors in an extraordinary meeting called for this purpose.

Paragraph 3rd – The other Officers shall be substituted, in the event of their temporary absence or impediment, by another Officer chosen by the Chief Executive Officer. In the event of vacancy, said substitute will remain until the Board of Directors elects a permanent replacement to serve the remainder of the term.

Paragraph 4th – Executive Officers may accumulate positions, observing the minimum number of two (2) members.

Article 22 – The Board of Executive Officers shall have powers to practice all acts required to represent the Company and fulfill its corporate purpose, no matter how special they may be, including the power to waive, settle and transact, in accordance with governing law and regulations, the decisions taken by the Shareholders’ Meeting and the Board of Directors and the provisions and restrictions on their authority determined by the Board of Directors, in particular:

(i)	to comply with and enforce these Bylaws and the resolutions passed by the Board of Directors and the Shareholders’ Meeting;

(ii)	to prepare and submit each year to the Board of Directors a strategic plan, the annual revisions thereof, and the general budget of the Company, and to see to their implementation;

(iii)	to resolve on the opening, relocation and closing of branch offices, agencies, warehouses, offices and any other premises of the Company in Brazil;

(iv)

decide on, within the limits of authority established by the Board of Directors, the acquisition, sale and/or encumbrance of fixed and intangible assets and financial commitments associated with projects in which the Company intends to invest;

(v)

to submit each year for review to the Board of Directors a Management Report and the accounts of the Board of Executive Officers, together with the report of the independent auditors and the proposed application of the income for the preceding year; and

(vi)	to submit every quarter to the Board of Directors a detailed trial balance sheet of the Company and its subsidiaries.

Article 23 – It is incumbent on the Chief Executive Officer, in addition to coordinating the action of the executive officers and guiding the general planning activities of the Company:

(i)	to call and preside over the meetings of the Board of Executive Officers;

(ii)	to keep the members of the Board of Directors abreast of the affairs of the Company and the progress of its operations;

(iii)	to propose to the Board of Directors, on its own non-exclusive initiative, the duties to be assigned to the executive officers, pursuant to the provisions of these Bylaws; and

(iv)	to carry out such other duties as are assigned by the Board of Directors.

Article 24 – It is incumbent on the executive officers, in addition to carrying out the activities assigned to them by the Board of Directors, to discharge the following duties:

Paragraph 1st – It is incumbent on the Chief Financial and Investor Relations Officer:

(a)	to plan, implement and coordinate the financial policies of the Company, and to organize, prepare and monitor its budget;

(b)	to prepare financial statements, and to manage the accounting activities and the treasury of the Company, in compliance with applicable legal requirements;

(c)	to provide guidance to the Company on any decision-making that involves financial risks;

(d)	to prepare financial reports and to provide information on his or her areas of responsibility to the bodies of the Company;

(e)	to plan and carry out management policies for its areas of responsibility;

(f)	to represent the Company before authority bodies and other institutions that act in the capital markets;

(g)

to provide information to the investors, to the Brazilian Securities Commission – CVM, stock exchanges in which the Company has its securities negotiated and other bodies related to the activities developed in the capital markets, in accordance with applicable Brazilian and foreign laws; and

(h)	to keep the record of the Company as a listed corporation updated with the Brazilian Securities Commission – CVM.

Paragraph 2nd – It is incumbent on the Legal and Compliance Officer:

(a)	to advise and assist the Company with respect to legal matters;

(b)	to defend the interests of the Company before third parties; and

(c)	to develop and coordinate the compliance program of the Company.

Paragraph 3rd – It is incumbent on the Executive Officers, in addition to other attributions set forth by the Board of Directors:

(a)	to foster the development of the activities of the Company, with due regard to its corporate purpose;

(b)	to coordinate the activities of the Company and its subsidiaries;

(c)	to conduct the budgetary management of areas of the Company under their supervision, including management and cost controls;

(d)	to coordinate the actions of its area and its specific attributions with those of other officers; and

(e)	to represent the Company before clients, the press, the society and legal, corporate and governmental entities, safeguarding the interests of the organization and caring for its image.

Article 25 – As a general rule and except for the cases covered in the subsequent paragraphs, the Company will always be legally represented by two (2) officers, or one (1) officer and one (1) attorney-in-fact, or two (2) attorneys-in-fact, within the limits of the respective powers of attorney.

Paragraph 1st – The acts for which these Bylaws require the prior consent of the Board of Directors may only be performed after this condition has been met.

Paragraph 2nd – Pursuant to the provisions of this article, the Company may be represented by one (1) single Executive Officer or one (1) single attorney in fact, with special powers, in the following cases:

(a)	where the act to be performed requires a single representative, the Company will be represented by any Officer or attorney-in-fact with special powers; and

(b)

in the case of release and discharge of amounts payable to the Company, as well as in the case of correspondence not involving an obligation to the Company and for the performance of simple administrative routine of the Company, including those practiced before public authorities, government-controlled entities, Federal Revenue officers, State Treasury Departments, Municipal Treasury Department, Commercial Boards, Labor Courts, the Social Security Institute (INSS), the Severance Indemnity Fund (FGTS) and its collection banks and other similar acts and before the National Health Surveillance Agency.

Paragraph 3rd – The Board of Directors may authorize a single executive Officer or attorney in fact acting alone to perform other acts that bind the Company. The Board may also adopt criteria for limitation of authorities and may define certain cases where the Company will be represented by a single executive Officer or attorney in fact.

Paragraph 4th – The appointment of attorneys-in-fact must observe the following rules:

(a)	all powers of attorney will be issued jointly by any two (2) executive officers;

(b)

where a power of attorney involves performance of acts that require a prior consent from the Board of Directors, execution will be expressly contingent on the securing of such consent, which will be mentioned in the text of the power; and

(c)

except as otherwise approved by the Board of Directors, all powers of attorney granted on behalf of the Company must be limited in their duration, with the exception of powers of attorney for representation in administrative proceedings or with an ad judicia clause.

Paragraph 5th – Any actions conducted in violation of this article shall not be valid nor bind the Company.

Subpart IV

AUDIT COMMITTEE, RISK MANAGMENT AND FINANCE

Article 26 – The Audit Committee, Risk Management and Finance (“Audit Committee”), an advisory body directly linked to the Board of Directors, with operational autonomy, shall be composed of at least three (3) members, of which:

(i) at least 1 (one) member of the Audit Committee (as defined term of the Novo Mercado Regulation), to be named by the Board of Directors;

(ii) at least 1 (one) member shall have recognized experience on matters of corporate accounting, in accordance with the applicable rules issued by the CVM;

(iii) at least 1 (one) member shall not be a member of the Company’s Board of Directors; and

(iv) one (1) of the members may cumulate the qualifications described in items “(i)” and “(ii)” above.

Paragraph 1st – The Audit Committee shall be coordinated by a President designated at the time of appointing the members of the Audit Committee, among the Independent Members.

Paragraph 2nd – The Board of Directors shall approve the Internal Rules of the Audit Committee, which shall stipulate rules for convening, installing, voting and periodicity of meetings, terms of office, qualification requirements of its members and activities of the Audit Committee, among other matters.

Paragraph 3rd – The Audit Committee shall have its own dedicated budget approved by the Board of Directors, destined to cover expenses for its operation and the contracting of consultants for accounting, legal and other matters, when the opinion of an external or independent expert is required.

Article 27 – It is incumbent upon the Audit Committee:

(i)

to give opinions to the Board of Directors regarding the choice and hiring or dismissal of the Company’s independent auditing services, being responsible for the definition of remuneration and for the supervision of independent auditors, being responsible for monitoring the effectiveness of the work of the independent auditors, as well as their independence of the independent auditor, as well as evaluating the annual work plan of the independent auditor and submitting it to the Board of Directors;

(ii)	to approve, prior to the Board of Director’s resolution, any audit or extra audit services provided by the independent auditor;

(iii)

to advise the Board of Directors on the monitoring of the and control of the quality of the financial statements and evaluating the quarterly information, interim financial statements and financial statements;

(iv)

to advise the Board of Directors in the monitoring of the effectiveness of the risk management processes and the compliance function and to monitor the activities of the Company’s internal audit and internal control area;

(v)	to advise the Board of Directors on the monitoring of the effectiveness of risk management and to evaluate and monitor the Company’s risk exposures;

(vi)	to evaluate, monitor, and recommend to management the correction or improvement of the Company’s internal policies, including the policy of related party transactions;

(vii)

have the means to receive, retain and treat information about errors or fraud related to accounting, auditing, internal controls and financial statements, as well as noncompliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes , including provision for specific procedures to protect the provider and the confidentiality of the information, and

(viii)	other powers established in the Internal Regulation of the Audit Committee.

PART III

FISCAL COUNCIL

Article 28 – The Fiscal Council of the Company, having such powers and duties as established by law, will be composed of three (3) acting members and same number of alternates.

Paragraph 1st – The Fiscal Council will not operate on a permanent basis and will only operate when called by the shareholders, in accordance with the provisions of law.

Paragraph 2nd – Investiture of the members of the Fiscal Council, acting and alternates, is contingent on the signature of the instrument of investiture, which shall include their submission to the commitment clause referred to in article 35 of these Bylaws, as well as the attendance to the applicable legal requirements.

CHAPTER IV

DISTRIBUTION OF INCOME

Article 29 – The fiscal year of the Company shall begin on January 1 and end on December 31 of each year.

Paragraph 1st – At the close of each fiscal year, the Board of Executive Officers will order the preparation of the following financial documents in accordance with the pertinent legal precept:

(a) balance sheet;

(b) statement of income for the fiscal year;

(c) statement of comprehensive income;

(d) statement of changes in shareholders’ equity;

(e) statement of cash flow;

(f) statement of value added; and

(g) notes to the financial statements.

Paragraph 2nd – Together with the financial statements for the fiscal year the Board of Directors will submit to the Annual Shareholders’ Meeting the proposed allocation of the net income, in compliance with the provisions of law and these Bylaws.

Article 30 – The shareholders will be entitled to receive as dividends each year a mandatory minimum percentage of thirty percent (30%) of the net income, as adjusted by:

(i)	adding the amounts resulting from reversal during the year of contingency reserves previously established;

(ii)	deducting the amounts set aside during the year for establishment of the statutory reserve and contingency reserves; and

(iii)

where the mandatory minimum dividend exceeds the realized portion of the net income for the year, the management may propose, and the Shareholders’ Meeting may approve, allocation of the excess to an unrealized profits reserve (Article 197 of Law No. 6,404/76).

Paragraph 1st – The Shareholders’ Meeting may approve profit sharing for the managers, subject to applicable legal limitations. Payment of any profit sharing will be contingent on distribution of the mandatory dividend to the shareholders, as aforesaid. Whenever a semi-annual balance sheet is prepared and interim dividends are paid based on such balance sheet equivalent to at least thirty percent (30%) of the net income for the period, as determined according to the terms of this article, profit sharing may be paid to the managers with respect to such semi-annual income, upon a resolution of the Board of Directors and subject to subsequent confirmation by the Shareholders’ Meeting.

Paragraph 2nd – The Shareholders’ Meeting may approve at any time a payment of dividends out of existing profits reserves or earnings from prior years retained pursuant to a resolution of the Shareholders’ Meeting, after distribution of the aforesaid mandatory dividend to the shareholders during each year.

Paragraph 3rd – The Company may prepare semi-annual or other interim balance sheets, and the Board of Directors may approve a distribution of dividends out of income determined as per such balance sheets. The Board of Directors may also declare an interim dividend out of retained earnings or existing profits reserves, as shown on such balance sheets or the most recent annual balance sheet.

Paragraph 4th – Any dividends that fail to be claimed within a period of three (3) years will revert to the Company.

Paragraph 5th – The Board of Directors may pay or credit interest on shareholders’ equity in accordance with the provisions of prevailing regulations.

Article 31 – The Shareholders’ Meeting may approve the capitalization of any reserves established in a semi-annual or other interim balance sheet.

CHAPTER V

DISPOSAL OF CONTROLLING INTEREST AND MANDATORY PUBLIC TENDER OFFERS (OPA) FOR ACQUISITION OF RELEVANT INTEREST

PART I

DISPOSAL OF CONTROLLING INTEREST

Article 32 – The direct or indirect disposal of controlling interest in the Company in a single transaction or series of successive transactions must be agreed upon under a condition precedent or subsequent that the acquirer will make a tender offer to purchase the shares issued by the Company and owned by the remaining shareholders, subject to the terms of, and within the time limits prescribed by, prevailing regulation and legislation and the Novo Mercado Regulation, so that the holders of such remaining shares may receive the same treatment as accorded to the seller.

PART II

MANDATORY PUBLIC TENDER OFFERS (OPA) FOR ACQUISITION OF RELEVANT INTEREST

Article 33 – Any Relevant Shareholder that acquires or becomes the owner of shares of the capital stock of the Company corresponding to twenty-five percent (25%) or more of the total shares of the capital stock of the Company must, within no more than sixty (60) days after the date of acquisition or the event giving rise to ownership of shares corresponding to twenty-five percent (25%) of more of the total shares of the capital stock of the Company, make or apply for registration of, as the case may be, a tender offer to purchase all shares of the capital stock of the Company (“Tender Offer”), subject to the provisions of the applicable regulations issued by the Brazilian Securities Commission – CVM, the regulations issued by B3, and the terms of this article.

Paragraph 1st – The Tender Offer must be (i) addressed generally to all shareholders of the Company, (ii) take the form of an auction conducted on B3, (iii) launched at a price determined according to the terms of Paragraph 2 below, and (iv) call for payment in cash and in local currency, as consideration for the shares of the capital stock of the Company to be purchased in the Tender Offer.

Paragraph 2nd – The purchase price per share of the capital stock of the Company in the Tender Offer may not be less that the result of the following formula:

Tender Offer Price = Share Value

Where:

“Tender Offer Price” corresponds to the purchase price of each share of the capital stock of the Company in the Tender Offer mentioned in this article.

“Share Value” corresponds to the greater of (i) the highest quoted price per share of the capital stock of the Company during the period of twelve (12) months next preceding the Tender Offer on any stock exchange trading shares of the Company, (ii) the highest price per share paid by the Relevant Shareholder at any time for a share or block of shares of the capital stock of the Company; and (iii) an amount corresponding to twelve (12) times the Average Consolidated EBITDA of the Company (as defined in Paragraph 11th below) minus the net consolidated indebtedness of the Company, divided by the total number of shares of the capital stock of the Company.

Paragraph 3rd – A Tender Offer made as aforesaid in this article will not exclude the possibility of another shareholder of the Company or, as the case may be, the Company itself making a competing Tender Offer, pursuant to applicable regulations.

Paragraph 4th – A Tender Offer as aforesaid in this article may be waived by the affirmative vote of shareholders representing a majority of the capital stock at a special shareholders’ meeting of the Company called especially to consider such Tender Offer.

Paragraph 5th – The Relevant Shareholder will be under an obligation to comply with any requests or requirements that may be made by the Brazilian Securities Commission – CVM concerning the Tender Offer, within the maximum time limits prescribed by applicable regulations.

Paragraph 6th – In the event the Relevant Shareholder fails to meet the obligations imposed by this article, including as regards compliance with maximum time limits to comply with any requests or requirements made by the Brazilian Securities Commission – CVM, if applicable, the Board of Directors of the Company will call a Special Shareholders’ Meeting, at which the Relevant Shareholder will be barred from voting, to consider suspension of the rights of the Relevant Shareholder defaulting under any obligation imposed by this article, in accordance with the terms of Article 120 of Law No. 6,404/76.

Paragraph 7th – Any Relevant Shareholder that purchases or becomes the holder of other rights, including rights of usufruct or trust, to shares of the capital stock of the Company in an amount of twenty-five percent (25%) or more of the total shares of the capital stock of the Company will also be required, within no more than sixty (60) days after such purchase or event giving rise to the holding of rights to shares in an amount of twenty-five percent (25%) or more of the total shares of the capital stock of the Company, to make or apply for registration of, as the case may be, a Tender Offer as described in this Article 33.

Paragraph 8th – The obligations under Article 254-A of Law No. 6,404/76, and Articles 32 and 34 of these Bylaws will not circumvent compliance by the Relevant Shareholder with the obligations under this article.

Paragraph 9th – The provisions of this Article 31 will not apply to a person that comes to hold shares of the capital stock of the Company in an amount in excess of twenty-five percent (25%) of the total shares of the capital stock of the Company as a result of (i) merger of another company into the Company, (ii) a merger of shares (incorporação de ações) with another company, or (iii) subscription for shares of the Company in a single primary issue approved at a Shareholders’ Meeting of the Company called by the Board of Directors, where the proposed capital increase includes an issue price based on economic value as determined by an appraisal report for the Company prepared by a specialized entity or firm having recognized expertise in the valuation of listed companies.

Paragraph 10th – In the calculation of the percentage of twenty-five percent (25%) of the total shares of the capital stock of the Company referred to in the leading sentence of this article, there shall not be computed an involuntary increase of equity interest resulting from a retirement of treasury shares or from a reduction of the capital stock of the Company by way of the retirement of shares.

Paragraph 11th – For the purposes of these Bylaws, the capitalized terms below will have the following meanings:

“Relevant Shareholder” means any person (including, without limitation, any natural person or legal entity, investment fund, joint ownership arrangement, securities portfolio, pooling of interests or other organization residing, domiciled or headquartered in Brazil or abroad) or group of persons bound to a Relevant Shareholder under a voting agreement and/or representing the same interests as a Relevant Shareholder, that subscribes to and/or purchases shares of the Company. Examples of the person representing the same interests as a Relevant Shareholder include any person (i) that is directly or indirectly controlled or managed by such Relevant Shareholder, (ii) that controls or manages in any manner such Relevant Shareholder, (iii) that is directly or indirectly controlled or managed by any person that directly or indirectly controls or manages such Relevant Shareholder, (iv) in which the controlling person of such Relevant Shareholder directly or indirectly has an ownership interest equal to or greater than thirty percent (30%), (v) in which such Relevant Shareholder directly or indirectly holds an ownership interest equal to or greater than thirty percent (30%), or (vi) that directly or indirectly holds an ownership interest in such Relevant Shareholder equal to or greater than thirty percent (30%).

“Outstanding Shares” means all shares issued by the Company, except those (i) owned, directly or indirectly, by the Controlling Shareholder and / or persons related thereto; (ii) in treasury of the Company; (iii) held by a company controlled by the Company; and (iv) directly or indirectly owned by the Company’s managers.

“Average Consolidated EBITDA of the Company” is the arithmetic mean of the Consolidated EBITDA of the Company for the two (2) most recent full fiscal years.

“Consolidated EBITDA of the Company” means the consolidated earnings of the Company before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as determined based on the most recent audited consolidated year-end financial statements made available to the market by the Company.

Paragraph 12th – Should the regulations issued by the Brazilian Securities Commission – CVM applicable to the Tender Offer under this article require adoption of the method of calculation of the purchase price for each share of the Company in the Tender Offer that arrives at a purchase price greater than that calculated according to the terms of Paragraph 2 above, the purchase price to prevail in the Tender Offer made under this article will be the purchase price determined according to the regulations issued by the Brazilian Securities Commission – CVM.

Article 34 – Any Relevant Shareholder that subscribes to and/or purchases shares of the capital stock of the Company in an amount equal to or greater than thirty percent (30%) of the total Outstanding Shares of the Company, and subsequently wishes to purchase additional shares of the Company on a stock exchange, will be required, prior to any such additional purchase, to advise in writing the Company and the B3 of the intention of such Relevant Shareholder to purchase additional shares of the capital stock of the Company, at least three (3) business days prior to the intended date of the additional purchase of shares, in compliance at all times with applicable legislation, the regulations of the Brazilian Securities Commission – CVM, and the regulations of B3.

Sole Paragraph – In the event the Relevant Shareholder fails to meet the obligations imposed by this article, the Board of Directors of the Company will call a Special Shareholders’ Meeting, at which the Relevant Shareholder will be barred from voting, to consider suspension of the rights of the Relevant Shareholder that failed to comply with the obligation imposed by this article, as provided in Article 120 of Law No. 6,404/76.

CHAPTER VI

ARBITRATION

Article 35 – The Company, its shareholders, managers and Fiscal Council members, acting and alternates, if any, agree to settle by arbitration conducted before the Market Arbitration Chamber, pursuant to its regulation, any disputes and controversies between them arising from or in connection with its condition of issuer, shareholders, managers, and members of the Fiscal Council, specially arising from the provisions of Law No. 6,385, of December 7, 1976, Law No. 6,404/76, the Bylaws of the Company, the rules issued by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission – CVM, as well as other regulations applicable to the operation of the capital markets in general, the Novo Mercado Regulation, the remaining B3 regulations, and the Novo Mercado Agreement.

CHAPTER VII

LIQUIDATION OF THE COMPANY

Article 36 – The Company will be liquidated in the cases provided for by law, it being incumbent on the Shareholders’ Meeting to elect the liquidator or liquidators and the Fiscal Council that will serve during the period of liquidation, in compliance with applicable legal requirements.

CHAPTER VIII

INDEMNITY AGREEMENT

Article 37 – Within the limitations provided in this Article, the Company will indemnify and hold harmless its Directors, Executive Officers, Committee members, and other employees who hold a managerial position or function in the Company (jointly or individually, “Beneficiaries”), in the event of any damage or loss actually suffered by the Beneficiaries due to the regular exercise of their duties in the Company.

Paragraph 1st – The Company will not indemnify the Beneficiary for (i) acts committed outside the exercise of powers or duties; (ii) acts with bad faith, willful misconduct (dolo), gross negligence (culpa grave) or fraud; (iii) acts practiced in its own interest or of third parties, to the detriment of the company’s social interest; (iv) indemnification arising from the corporate lawsuit (ação social) contemplated in Art. 159 of the Law No. 6,404/76 or compensation for damages referred to in art. 11, § 5, II of Law 6,385, of December 7, 1976; (v) other exclusions of indemnification provided for in an indemnity agreement entered into with the Beneficiary.

Paragraph 2nd – Should the Beneficiary be convicted, by a final and non-appealable court decision, for acting (i) outside the exercise of its duties; (ii) with bad faith, willful misconduct (dolo), gross negligence (culpa grave) or fraud, or (iii) in its own interest or of third parties, to the detriment of the Company’s corporate interest, the Beneficiary shall reimburse the Company for all costs and expenses incurred for legal assistance, in accordance with the law in force.

Paragraph 3rd – The conditions and limitations of the indemnity object of this article shall be determined in an indemnity agreement, which standard form shall be approved by the Board of Directors, without prejudice to the contracting of specific insurance to cover managerial risks.

CHAPTER IX

FINAL AND TEMPORARY PROVISIONS

Article 38 – The cases as to which these Bylaws are silent will be disposed of by the Shareholders’ Meeting, in accordance with the precepts of Law No. 6,404/76, in accordance with the Novo Mercado Regulation.

Article 39 – The Company will comply with the shareholders’ agreements filed with its registered office. The officers presiding over the proceedings of the Shareholders’ Meeting and the members of the Board of Directors may not acceptance a vote that is cast by a shareholder signatory to a shareholders’ agreement duly filed with the registered office, at variance with the provisions of such shareholders’ agreement, and the Company is expressly barred from accepting and recording any transfer of shares and/or encumbrance and/or assignment of preemptive rights and/or other securities made in breach of the provisions and precepts of such shareholders’ agreement.

Article 40 – The Company is forbidden from providing financing or offering a guarantee or collateral of any kind whatsoever to third parties in connection with business outside the scope of the corporate purposes.

Sole Paragraph – The Company may not provide financing or offer a guarantee or collateral of any kind whatsoever to its controlling shareholders

Article 41 – The provisions of Section II Chapter V of these Bylaws do not apply to shareholders of the Company who are signatories of the Shareholders Agreement of Natura Cosméticos S.A., dated February 12, 2015 and filed at the headquarters of Natura Cosméticos S.A., as amended, whom are subject to the waiver provided for in Article 38 of the Bylaws of Natura Cosméticos S.A. and which will transfer its shareholdings in Natura Cosméticos S.A. to the Company, whether by contribution of shares or merger of shares, according to the corporate restructuring described in the Material Fact of Natura Cosméticos S.A. dated May 22, 2019, as well as to the purchasers of shares of the Company through Permitted Transfers, as defined in such Natura Cosméticos Shareholders Agreement, including but not limited to purchasers who are (i) descendants and partners, heirs or legatees of the shareholders, who acquire the related shares (and/or shares issued by Natura Cosméticos S.A. that come to contribute to the capital of the Company), as a result of the advance of a legitimate, inheritable donation or succession; or (ii) holding companies, mutual funds, trusts or similar fiduciary entities, with beneficiaries being its own shareholders, its descendants, partners, heirs or legatees.

Article 42 – The Board of Directors may be temporarily composed of at last three (3) members until the minimum number of nine (9) members, as set forth in Article 16 of these Bylaws is elected by the Shareholders Meeting and such members respectively take office.

Sole Paragraph – The article 42 of these Bylaws is transitional and will lose its effectiveness once the minimum number of nine (9) members elected and respectively sworn in by the Company’s Board of Directors has been observed.

*********

Annex F

PERSONAL AND CONFIDENTIAL

May 22, 2019

Board of Directors

Avon Products, Inc.

Building 6, Chiswick Park

London W4 5HR

United Kingdom

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Natura Cosméticos S.A. (“Natura”) and its affiliates) of the outstanding shares of common stock, par value $0.25 per share (the “Shares”), of Avon Products, Inc. (the “Company”), taking into account the Natura Contribution (as defined below) and the Natura Restructuring (as defined below), of the Exchange Ratios (as defined below) pursuant to the Agreement and Plan of Mergers, dated as of May 22, 2019 (the “Agreement”), by and among Natura, the Company, Natura Holding S.A. (“HoldCo”), Nectarine Merger Sub I, Inc., a wholly owned direct subsidiary of HoldCo as of the date of the Agreement (“Merger Sub I”), and Nectarine Merger Sub II, Inc., a wholly owned direct subsidiary of Merger Sub I as of the date of the Agreement (“Merger Sub II” and, together with Natura, HoldCo and Merger Sub I, the “Natura Entities”)). Pursuant to the Agreement, (a) prior to the closing of the First Merger (as defined below), the Founding Controlling Parent Shareholders (as defined in the Agreement) will (i) contribute to HoldCo all or a portion of their interests in their respective common shares of Natura (the “Natura Shares”) and receive one share of common stock of HoldCo (“HoldCo Share”) for each Natura Share so contributed and (ii) make the Founders Cash Contribution (as defined in the Agreement, and the transactions described in clauses (i) and (ii), collectively, the “Natura Contribution”); (b) immediately following the Natura Contribution and prior to the closing of the First Merger, the Natura Entities will cause the merger of all outstanding shares of Natura by HoldCo, pursuant to which each Natura Share will be converted into the right to receive one HoldCo Share, and Natura will become a wholly owned direct subsidiary of HoldCo (the “Natura Restructuring”); (c) following the consummation of the Natura Restructuring, Merger Sub II will be merged with and into the Company (the “First Merger”), with the Company surviving the First Merger, pursuant to which each Share (other than Shares held by Natura or its affiliates or the Company in treasury) will be converted into the right to receive one share of common stock, par value $0.01 per share (the “Merger Sub I Shares”), of Merger Sub I (the “First Merger Exchange Ratio”); and (d) following the consummation of the First Merger, Merger Sub I will be merged with and into HoldCo (the “Second Merger”), with HoldCo surviving the Second Merger, pursuant to which each Merger Sub I Share (other than Merger Sub I Shares held by HoldCo or any of its subsidiaries (including Natura) or Merger Sub I in treasury) will be converted into the right to receive 0.300 American depositary shares of HoldCo (“HoldCo ADS”) or 0.300 HoldCo Shares, at the election of the holders of Merger Sub I Shares (the “Second Merger Exchange Ratio”, and, together with the First Merger Exchange Ratio, the “Exchange Ratios”).

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Natura, any of their respective affiliates and third parties, including Cerberus Capital Management L.P., a significant holder of preferred shares of the Company (“Cerberus”), Antônio Luiz da Cunha Seabra (“Seabra”), a significant shareholder of Natura, Utopia Participações S.A. (“Utopia Participações”), a significant shareholder of Natura, and their respective affiliates and, as applicable, portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as

Board of Directors

Avon Products, Inc.

May 22, 2019

financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as lead arranger, bookrunner and lender with respect to a revolving credit facility (aggregate principal amount €200,000,000) for Avon International Capital PLC, a subsidiary of the Company, in February 2019. We also have provided certain financial advisory and/or underwriting services to Cerberus and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint lead agent with respect to a bank loan (aggregate principal amount $6,000,000,000) for Albertsons Companies, Inc. (“Albertsons”), a portfolio company of funds affiliated with Cerberus, in May 2017; as financial advisor to YP Holdings LLC, a portfolio company of funds affiliated with Cerberus, with respect to its sale in June 2017; as joint bookrunner with respect to the initial public offering by BAWAG Group AG, a portfolio company of funds affiliated with Cerberus, of 40,250,000 ordinary bearer shares in October 2017; as joint bookrunner with respect to the public offering by Keane Group Inc., a portfolio company of funds affiliated with Cerberus, of 13,321,753 shares of common stock in January 2018; as joint lead agent with respect to a bank loan (aggregate principal amount $700,000,000) for Electrical Components International Inc., a portfolio company of funds affiliated with Cerberus, in June 2018; as joint lead agent with respect to a bank loan (aggregate principal amount $400,000,000) for TE Connectivity Ltd., a portfolio company of funds affiliated with Cerberus, in October 2018; and as joint lead agent with respect to a bank loan (aggregate principal amount $2,000,000,000) for Albertsons in November 2018. We may also in the future provide financial advisory and/or underwriting services to the Company, Natura, HoldCo, Cerberus, Seabra, Utopia Participações and their respective affiliates, and, as applicable, portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with Cerberus and its affiliates from time to time and may have invested in limited partnership units of affiliates of Cerberus from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2018; annual reports to shareholders of Natura for the five years ended December 31, 2018; certain Quarterly Reports on Form 10-Q of the Company; certain quarterly reports for Natura; certain other communications from the Company and Natura to their respective shareholders; certain publicly available research analyst reports for the Company and Natura; certain internal financial analyses and forecasts for Natura prepared by its management; certain internal financial analyses and forecasts for the Company, certain financial analyses and forecasts for Natura and certain financial analyses and forecasts for Holdco pro forma for the Transaction, in each case, prepared by management of the Company and approved for our use by the Company (the “Forecasts”); and certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company and their assessment of the strategic rationale for, and the potential benefits of, the Transaction and with members of the senior managements of the Company and Natura regarding the past and current business operations, financial condition and future prospects of Natura; reviewed the reported price and trading activity for the Shares and the Natura Shares; compared certain financial and stock market information for the Company and Natura with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

Board of Directors

Avon Products, Inc.

May 22, 2019

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Natura or HoldCo or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, Natura or HoldCo or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Natura and its affiliates) of Shares, as of the date hereof and taking into account the Natura Contribution and the Natura Restructuring, of the Exchange Ratios pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Natura, or class of such persons, in connection with the Transaction, whether relative to the Exchange Ratios pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the Shares, the HoldCo Shares, the HoldCo ADS or the Natura Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company, Natura or HoldCo or the ability of the Company, Natura or HoldCo to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote or make any election with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof and taking into account the Natura Contribution and the Natura Restructuring, the Exchange Ratios pursuant to the Agreement are fair from a financial point of view to the holders (other than Natura and its affiliates) of Shares.

Very truly yours,

/S/ GOLDMAN SACHS & CO. LLC
(GOLDMAN SACHS & CO. LLC)

Annex G

May 22, 2019

The Non-Cerberus Directors of the

Board of Directors of Avon Products, Inc.

Building 6, Chiswick Park

London W4 5HR

United Kingdom

To the Non-Cerberus Directors of the Board of Directors:

We understand that Avon Products, Inc. (the “Company”) proposes to enter into an Agreement and Plan of Mergers (the “Agreement”), among the Company, Natura Cosméticos, S.A. (“Parent”), Nectarine Merger Sub I, Inc. (“Merger Sub I”), Nectarine Merger Sub II, Inc. (“Merger Sub II”) and Natura Holding S.A. (“Holdco”), pursuant to which (collectively, the “Transaction”) (i) Parent will consummate a restructuring and merger, with Parent becoming a wholly owned subsidiary of Holdco, (ii) the Company will merge (the “First Merger”) with and into Merger Sub II, with the Company surviving as a wholly owned subsidiary of Merger Sub I and each issued and outstanding share of common stock of the Company (the “Company Common Stock”) will be automatically converted into the right to receive one validly issued and allotted, fully paid share of common stock of Merger Sub I (the “Merger Sub I Shares”), and (iii) immediately following the consummation of the First Merger, Merger Sub I will merge with and into Holdco, with Holdco surviving as the surviving entity and the Company becoming a wholly owned subsidiary of Holdco and each issued and outstanding Merger Sub I Share will be converted into the right to receive, at the election of the holder thereof, 0.300 (the “Exchange Ratio”) of a validly issued and allotted, fully paid American Depositary Share of Holdco (“Holdco ADS”) or, 0.300 of a validly issued and allotted, fully paid share of common stock of Holdco (“Holdco Shares”). As a result of the Transaction contemplated by the Agreement, each of the Company and Parent will become a direct wholly owned subsidiary of Holdco. The terms and conditions of the Transaction are fully set forth in the Agreement.

You have asked us whether, in our opinion, as of the date hereof, the Exchange Ratio in connection with the Transaction is fair to the holders of the Company Common Stock (other than Parent or its affiliates who are holders of the Company Common Stock) from a financial point of view. In arriving at the opinion set forth below, we have, among other things:

(i)	reviewed certain publicly available information concerning the business, financial condition and operations of the Company and Parent;

(ii)	reviewed certain internal information concerning the business, financial condition and operations of the Company and Parent prepared and furnished to us by the management of the Company;

(iii)

reviewed certain internal financial analyses, estimates and forecasts relating to the Company, including projections for fiscal years 2019 through 2023 that were prepared by or at the direction of and approved by the management of the Company (collectively, the “Company Projections”);

(iv)

reviewed certain financial analyses, estimates and forecasts relating to Parent, including projections for fiscal years 2019 through 2023 that were prepared by or at the direction of and approved by the management of the Company (collectively, the “Parent Projections” and together with the Company Projections, the “Projections”);

(v)

reviewed the expectations of the management of the Company with respect to the future financial performance of Holdco, including certain estimated cost savings and other combination benefits to result from the Transaction and the estimated costs to achieve such synergies (collectively, the “Synergy Estimates”) that were prepared by or at the direction of and approved by the management of the Company;

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Non-Cerberus Directors of

Avon Products, Inc.

May 22, 2019

(vi)

held discussions with members of senior management of the Company concerning, among other things, their evaluation of the Transaction and the Company’s and Parent’s respective businesses, operating and regulatory environments, financial conditions, prospects and strategic objectives;

(vii)	reviewed the historical market prices and trading activity for the Company Common Stock and common stock of Parent;

(viii)	compared certain publicly available financial and stock market data for the Company with similar information for certain other companies that we deemed to be relevant;

(ix)	reviewed a draft, dated May 22, 2019, of the Agreement; and

(x)	performed such other financial studies, analyses and investigations, and considered such other matters, as we deemed necessary or appropriate for purposes of rendering this opinion.

In preparing this opinion, with your consent, we have relied upon and assumed the accuracy and completeness of the foregoing information and all other information discussed with or reviewed by us, without independent verification thereof. We have assumed, with your consent, that the Projections and the Synergy Estimates and the assumptions underlying the Projections and the Synergy Estimates, and all other financial analyses, estimates and forecasts provided to us by the Company’s management, have been reasonably prepared in accordance with industry practice and represent the Company management’s best currently available estimates and judgments as to the business and operations and future financial performance of the Company, Parent, and Holdco. We assume no responsibility for and express no opinion as to the Projections and the Synergy Estimates, the assumptions upon which they are based or any other financial analyses, estimates and forecasts provided to us by the Company’s management. We have also assumed that there have been no material changes in the assets, financial conditions, results of operations, business or prospects of the Company or Parent since the respective dates of the last financial statements made available to us. We have further relied, with your consent, upon the assurances of the management of the Company that they are not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.

We have not been asked to undertake, and have not undertaken, an independent verification of any information provided to or reviewed by us, nor have we been furnished with any such verification and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not conduct a physical inspection of any of the properties or assets of the Company. We did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company under any applicable laws.

We also have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respects from the draft reviewed by us and the consummation of the Transaction will be effected in accordance with the terms and conditions of the Agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or Holdco, or the contemplated benefits of the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to such matters.

Non-Cerberus Directors of

Avon Products, Inc.

May 22, 2019

In arriving at our opinion, we were not asked to solicit, and did not solicit, interest from any party with respect to any sale, acquisition, business combination or other extraordinary transaction involving the Company or its assets. We have not considered the relative merits of the Transaction as compared to any other business plan or opportunity that might be available to the Company or the effect of any other arrangement in which the Company might engage and our opinion does not address the underlying decision by the Company to engage in the Transaction. Our opinion is limited to the fairness as of the date hereof, from a financial point of view, to the holders of the Company Common Stock (other than Parent or its affiliates who are holders of the Company Common Stock) of the Exchange Ratio in connection with the Transaction, and our opinion does not address any other aspect or implication of the Transaction, the Agreement, or any other agreement or understanding entered into in connection with the Transaction or otherwise. We further express no opinion or view as to the fairness of the Transaction or the amount or nature of any other consideration contemplated by the Agreement to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. We also express no opinion as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons. Our opinion is necessarily based upon economic, market, monetary, regulatory and other conditions as they exist and can be evaluated, and the information made available to us, as of the date hereof. We express no opinion as to the prices or trading ranges at which the Company Common Stock, Holdco ADS or Holdco Shares will trade at any time.

This opinion does not constitute a recommendation to any holder of the Company Common Stock as to how any stockholder should vote or act with respect to the Transaction or any other matter. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. This opinion has been approved by a fairness committee of PJT Partners LP in accordance with established procedures.

This opinion is provided to the Non-Cerberus Directors, in their capacity as such, in connection with and for the purposes of their evaluation of the Transaction only and is not a recommendation as to any action the Non-Cerberus Directors should take with respect to the Transaction or any aspect thereof. This opinion is not to be quoted, summarized, paraphrased or excerpted, in whole or in part, in any registration statement, prospectus or proxy or information statement, or in any other report, document, release or other written or oral communication prepared, issued or transmitted by the Non-Cerberus Directors, the Board of Directors, including any committee thereof, or the Company, without our prior consent. However, a copy of this opinion may be included, in its entirety, as an exhibit to any disclosure document the Company is required to file with the Securities and Exchange Commission in connection with the Transaction. Any summary of or reference to this opinion or the analysis performed by us in connection with the rendering of this opinion in such documents shall require our prior written approval.

We are acting as financial advisor to the Non-Cerberus Directors with respect to the Transaction and have received, and will receive, fees from the Company for our services, including a fee which is payable upon the rendering of this opinion. In addition, the Company has agreed to reimburse us for out-of-pocket expenses and to indemnify us for certain liabilities arising out of the performance of such services (including the rendering of this opinion).

In the ordinary course of our and our affiliates’ businesses, we and our affiliates may provide investment banking and other financial services to the Company, Parent and their respective affiliates and may receive compensation for the rendering of these services. During the two years preceding the date of this opinion, we have advised Cerberus Capital Management L.P., a stockholder of the Company, on a matter unrelated to the Company or the Transaction, for which we received customary compensation.

* * *

Based on and subject to the foregoing, we are of the opinion, as financial advisor to the Non-Cerberus Directors, that, as of the date hereof, the Exchange Ratio in connection with the Transaction is fair to the holders of the Company Common Stock (other than Parent or its affiliates who are holders of the Company Common Stock) from a financial point of view.

Very truly yours,

/s/ PJT Partners LP
PJT Partners LP

PROXY STATEMENT/PROSPECTUS

October 4, 2019